Form 10-K, Exhibit 13
period 1993-12-31
PHILIP MORRIS COMPANIES INC
filed 1994-03-16
CIK 764180

                                                                      EXHIBIT 13

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Operating Results--Operating Revenues

(in millions)                    1993      1992      1991
                                 ----      ----      ----
Tobacco                       $25,973   $25,677   $23,840
Food                           30,372    29,048    28,178
Beer                            4,154     3,976     4,056
Financial services and
  real estate                     402       430       384
                              -------   -------   -------
  Total                       $60,901   $59,131   $56,458
                              =======   =======   =======


Operating Results--Operating Income

(in millions)                    1993      1992      1991
                                 ----      ----      ----
Tobacco                       $ 4,910   $ 7,193   $ 6,463
Food                            2,608     2,769     2,016
Beer                              215       258       299
Financial services and
  real estate                     249       219       178
                              -------   -------   -------
  Operating profit              7,982    10,439     8,956
Unallocated corporate
 expenses                        (395)     (380)     (334)
                              -------   -------   -------
 Total                        $ 7,587   $10,059   $ 8,622
                              =======   =======   =======

Operating profit in the first quarter of 1994 is expected to be lower than in the first quarter of 1993.

On February 23, 1994, the Board of Directors increased the Company's regular quarterly dividend 6.2% to $.69 per common share from $.65 per share. The new annualized dividend rate is $2.76 per share.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for
Postemployment Benefits." The cumulative effect at January 1, 1993 of adopting SFAS No. 112 reduced 1993 net earnings by $477 million ($.54 per share), net of $297 million of income tax benefits. Adoption of SFAS No. 112 did not materially reduce 1993 earnings before cumulative effect of accounting change. (See Note 13 to the Consolidated Financial Statements.)

  Price and cost pressures in all segments of the Company's business require continuing and accelerated emphasis on reducing costs to improve profitability. In the fourth quarter of 1993, a number of cost reducing proposals were approved by the Board of Directors, which resulted in the Company's providing for the costs of restructuring its worldwide operations to significantly reduce its cost structure and improve its future growth, profitability and cash flow. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities over the next three years. This restructuring charge reduced earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively. Included in this charge were asset write-downs of $429 million, with the remainder of the charge representing anticipated cash expenditures to be made over the next few years to be funded with cash provided by operating activities. The Company expects the restructuring plan to begin lowering operating costs in 1994 and to generate approximately $600 million in annual after-tax savings by 1997. The Company expects a payback period of approximately three years. Savings from the planned actions will be used for both business-building initiatives and profit improvement. Over the next three years, the Company intends to reduce its workforce by approximately 8%, or 14,000 positions. It is anticipated that the SFAS No. 112 reserve is adequate to provide for the costs associated with this workforce reduction.

  On April 2, 1993, the Company's domestic tobacco subsidiary ("PM U.S.A.") announced that during the second quarter of 1993 it would implement an extensive promotional program to reduce the average retail price of Marlboro cigarettes. This action, which represented a major shift in its domestic tobacco pricing strategy, was intended to restore lost market share and improve long-term profitability.

  The market share results of the Marlboro brand price promotion exceeded expectations. On July 20, 1993, PM U.S.A. announced certain actions designed to continue its share recovery strategy. Specifically, PM U.S.A. created a two category pricing structure for its tobacco brands, premium and discount, effective August 9, 1993. In the premium segment, PM U.S.A. converted its Marlboro retail price promotion into an equivalent wholesale list price reduction that applied to all its other premium brands as well. This action was taken to enable PM U.S.A. to take advantage of the marketing efficiencies provided by a list price reduction, as opposed to supporting continuous price promotions. PM U.S.A. believes that its experience with the Marlboro promotion demonstrated that a narrowed price gap between PM U.S.A.'s premium and discount brands would help restore Marlboro's market share and sustain its competitive position with respect to its other brands by encouraging a market environment in which consumers make purchasing decisions based on brand preference rather than on price alone. This pricing strategy has begun to achieve its objectives (see further discussion in domestic tobacco operating results). In the discount segment, PM U.S.A. raised the net list price of its deep discount products. Other discount brands are being offered at the same net list prices. During the third quarter of 1993, wholesale and retail distributors were compensated for the effect of price decreases on their inventory, at a cost of approximately $200 million to PM U.S.A. The overall effect of these price changes has been to lower profit margins on sales of premium brands that will not be offset entirely by higher volume. These lower margins are expected to continue until such time as there are sustained improvements in the competitive environment. On November 9, 1993, a major competitor increased the average price of its domestic brands by $2.00 per thousand. On November 11, 1993, PM U.S.A. announced that it was also increasing the average price of all its brands by $2.00 per thousand.

  Effective January 1, 1993, the federal excise tax on cigarettes increased from $10 per thousand ($.20 per pack) to $12 per thousand ($.24 per pack). As part of its health care reform proposal, the federal administration has included a $37.50 per thousand ($.75 per pack) increase in the federal excise tax effective October 1, 1994. It is anticipated that the higher excise taxes, if implemented, would result in volume declines for PM U.S.A. and the cigarette industry and might cause further shifts from the premium segment to the discount segment. In addition, legislation or other governmental action is proposed periodically, both in the United States and abroad, that not only would increase excise taxes but also would further curtail the advertisement and use of tobacco and beer products. Any or all of the foregoing, if implemented, would have an adverse impact on the Company's volume, operating revenues and operating profit, the amounts of which cannot be determined.

  As part of the U.S. federal budget passed in August 1993, Congress has required, effective January 1, 1994, that domestic cigarette manufacturers use at least 75% American-grown tobacco, which is more expensive than imported tobacco, in their products. Due to the high content of American-grown tobacco (approximately 65% in 1993) already used in PM U.S.A.'s products and those exported by PM International, this new requirement is not expected to have a material adverse impact on tobacco results of operations.

  The new federal income tax law became effective during 1993, retroactive to January 1, 1993. As a result, 1993 earnings per share reflect a $.05 per share reduction to reflect the higher tax rate.

  In November 1992, the U.S. Food and Drug Administration issued new labeling requirements for food products, effective May 1994. Compliance with the new requirements will not have a material adverse impact on the Company's results of operations.

1993 Compared with 1992

Operating revenues for 1993 increased $1.8 billion (3.0%). As a result of the previously discussed domestic tobacco business strategies and the restructuring charge, operating profit, as defined for segment reporting purposes (operating income excluding unallocated corporate expenses), decreased $2.5 billion (23.5%). Excluding domestic tobacco and the restructuring charge, operating profit increased 12.6% over 1992.

  Amortization of goodwill increased 9.2%, to $569 million in 1993, due primarily to acquisitions during 1993. Interest and other debt expense, net, decreased $60 million (4.1%) in 1993, due primarily to lower rates and higher interest income, partially offset by higher average outstanding debt during the year.

  Earnings before cumulative effect of accounting change decreased in 1993 by $1.4 billion (27.8%), due to decreased operating profit ($2.5 billion), partially offset by lower interest and other debt expense, net ($60 million) and a lower income tax provision ($1.0 billion).

Net earnings and earnings per share for 1993 were as follows:

                                       Net     Earnings   E.P.S. %
(in millions)                       Earnings  per Share   Decrease
                                    --------  ---------   --------
Net earnings excluding
 restructuring and SFAS No. 112     $ 4,043   $  4.60     (15.6)%
SFAS No. 112--incremental charge        (18)     (.02)
                                    -------   -------
Net earnings--ongoing basis           4,025      4.58
Restructuring provision                (457)     (.52)
                                    -------   -------
                                      3,568      4.06
SFAS No. 112--cumulative
 adjustment                            (477)     (.54)
                                    -------   -------
Net earnings--as reported           $ 3,091   $  3.52     (35.4)%
                                    =======   =======

  Earnings per share for 1993, excluding the impact of restructuring and the adoption of SFAS No. 112, decreased 15.6%, due to a decrease in earnings of 18.1% to $4.0 billion, partially offset by fewer shares outstanding. As a result of the Company's share repurchase program, the weighted average number of shares outstanding decreased to 878 million in 1993 from 906 million in 1992.

1992 Compared with 1991

Operating revenues for 1992 increased $2.7 billion (4.7%) and operating profit increased $1.5 billion (16.6%). Operating revenues and operating profit in all business segments, except beer, increased over 1991.

  Amortization of goodwill increased 4.4%, to $521 million in 1992, due primarily to acquisitions during 1992. Interest and other debt expense, net, decreased $200 million (12.1%) in 1992, due primarily to lower rates, lower average outstanding debt during the year and higher interest income.

  Effective January 1, 1991, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. retiree benefit plans. The Company expects to adopt SFAS No. 106 for its non-U.S. plans in 1995 and, based upon preliminary estimates, does not anticipate that the effects of adoption will be significant. (See Note 14 to the Consolidated Financial Statements.)

  In 1991, the Company provided for the costs of restructuring its worldwide food operations. The charge related to consolidation of manufacturing and distribution facilities, exiting from certain unprofitable business lines and other related overhead cost reductions. This restructuring charge reduced earnings before income taxes, net earnings and earnings per share by $455 million, $275 million and $.30, respectively.

  Earnings before cumulative effect of accounting change increased in 1992 by $1.0 billion (25.8%), due to increased operating profit ($1.5 billion) and lower interest and other debt expense, net ($200 million), partially offset by a higher income tax provision ($625 million).

  Earnings per share before cumulative effect of accounting change for 1992 increased 28.5%, from $4.24 to $5.45, due to higher earnings and fewer shares outstanding. Excluding the 1991 charge for restructuring the Company's worldwide food operations, earnings per share before cumulative effect of accounting change increased 20.0% from $4.54 in 1991. As a result of the Company's share repurchase program, the weighted average number of shares outstanding decreased to 906 million during 1992 from 925 million in 1991.

Operating Results by Business Segment
Tobacco--Operating Revenues

(in millions)              1993      1992      1991
                           ----      ----      ----
Domestic tobacco        $10,227   $12,010   $11,589
International tobacco    15,746    13,667    12,251
                        -------   -------   -------
  Total                 $25,973   $25,677   $23,840
                        =======   =======   =======

Tobacco--Operating Profit

(in millions)                1993     1992     1991
                             ----     ----     ----
Domestic tobacco           $2,808   $5,185   $4,774
International tobacco       2,360    2,018    1,694
Amortization of goodwill      (13)     (10)      (5)
Restructuring charges        (245)
                           ------   ------   ------
  Total                    $4,910   $7,193   $6,463
                           ======   ======   ======

1993 Compared with 1992

During 1993, domestic cigarette industry volume continued to shift from the premium segment to the discount segment, although the trend began to reverse in the third quarter of 1993. The premium and discount segments for 1993 accounted for approximately 63% and 37%, respectively, of the domestic cigarette industry, as compared with 70% and 30%, respectively, in 1992. Reference is made to the discussion on page 20 of actions taken by PM U.S.A. in response to the highly price sensitive market environment.

  PM U.S.A.'s domestic volume was 194.7 billion units, a decrease of 9.1% compared with an industry decline of 9.0%. PM U.S.A.'s market share was 42.2%, stable with 1992. In the premium segment, volume in PM U.S.A.'s brands decreased 16.2%, compared with a 17.6% decrease for the industry, resulting in a market share gain of .9% share point to 49.7%. The Marlboro family's volume was down
15.4 billion units (12.4%), accounting for a 23.5% share of the total industry, as compared with a 24.4% share in 1992. However, PM U.S.A. believes that much of the decline in Marlboro and other premium brands was due to wholesale inventory reductions, compared to prior years when wholesale inventories were maintained at higher levels in anticipation of price increases. The foregoing volume and market share data are based on shipments. Since the implementation of the strategy announced on April 2 and subsequent actions taken by PM U.S.A. (see page 20), Nielsen retail sales data, a more accurate reflection of consumer buying habits than shipment data, indicates a share gain for Marlboro, growing from its low point of 21.5% in March to 26.6% in December. Commencing with the Company's 1993 Annual Report to stockholders, PM U.S.A. has elected to report its retail market shares using an expanded Nielsen Survey, which indicates Marlboro retail share was 22.1% in March and 26.8% in December, an increase of
4.7 share points.

  In the discount segment, PM U.S.A.'s shipments increased 20.1% to 49.8 billion units, resulting in a gain of 2.3 share points in this segment to 29.4%.

  In 1993, PM U.S.A.'s operating revenues decreased 14.8%, due primarily to volume decreases ($1.1 billion), unfavorable product mix ($530 million) and price decreases ($517 million, including approximately $200 million to compensate wholesale and retail distributors for the effects of price decreases on their inventories), partially offset by the increase in federal excise taxes ($387 million). Operating profit decreased 45.8% from 1992, due primarily to higher marketing, administration and research costs ($850 million, substantially all of which related to promotions of Marlboro), volume decreases ($743 million), price decreases ($517 million) and unfavorable product mix ($452 million), partially offset by cost decreases ($206 million). The cost decreases in 1993 include a $105 million favorable impact from inventory calculations.

  International tobacco operating revenues increased 15.2%, due primarily to higher foreign excise taxes ($1.0 billion, including those for previously unconsolidated operations and acquisitions), favorable volume/mix ($663 million), the consolidation of previously unconsolidated operations ($435 million), price increases ($166 million) and the impact of acquisitions ($79 million), partially offset by currency movement ($287 million). Total 1993 international unit volume, including U.S. exports, increased 38.5 billion units (9.2%) to 459.7 billion units. Volume gains were recorded in most markets including Italy, Germany, France, Turkey, Central and Eastern Europe, Japan and Argentina. The Company's market share trends remain positive in all its major international markets. Marlboro's international volume continued to grow, increasing 3.5% to 240.1 billion units. U.S. export volume increased 3.6% to
114.4 billion units. International tobacco operating profit increased 16.9% due primarily to volume/mix increases ($302 million), price increases, net of cost increases ($155 million), the consolidation of previously unconsolidated operations ($89 million) and the impact of acquisitions ($22 million), partially offset by higher marketing expenses ($103 million) and currency movement ($52 million).

1992 Compared with 1991

In 1992, PM U.S.A.'s domestic tobacco operating revenues increased 3.6%, due primarily to price increases ($1.2 billion), partially offset by volume decreases ($367 million) and unfavorable product mix ($348 million). PM U.S.A.'s domestic volume (based on shipments) decreased 6.4 billion units (2.9%) to 214.3 billion units. The domestic cigarette industry's volume decreased approximately 0.5% in 1992 and PM U.S.A.'s market share (based on shipments) decreased to 42.3%, down 1.1 share points from 1991. PM U.S.A.'s volume in the full price segment decreased 5.7%, compared with a 7.3% decrease for the industry. The Marlboro family's volume was down 7.3 billion units (5.6%) from 1991, resulting in a 24.4% market share as compared with a 25.8% market share in 1991. The discount segment of the market continued to grow and accounted for 30.2% of the U.S. cigarette industry in 1992, compared with 25% in 1991. In 1992, industry discount shipments increased 20%; shipments of PM U.S.A.'s discount brands increased 10.5% to 41.5 billion units, resulting in a 27.1% share of this segment in 1992, compared with 29.5% in 1991. The deep discount subsegment more than doubled in 1992 to a 14.9% share of the total industry, an increase of 8.4 share points over 1991. PM U.S.A.'s share of this subsegment was 30.5% in 1992 and 29.4% in 1991, represented by shipments of 23.1 billion units, as compared to 9.8 billion units in 1991. In 1992, PM U.S.A.'s operating profit increased 8.6%, due primarily to price increases ($1.2 billion), partially offset by unfavorable product mix, volume decreases ($243 million) and higher marketing expenses ($154 million).

  International tobacco operating revenues increased 11.6%, due primarily to higher foreign excise taxes ($740 million), price increases ($286 million), currency movement ($278 million) and the impact of acquisitions ($154 million). Total 1992 international unit volume, including exports, increased 3.9 billion units (0.9%) to 421.2 billion units, due primarily to higher volume in France, Central and Eastern Europe, the Middle East, Japan and Argentina. These gains were partially offset by lower exports to Russia and volume shortfalls due to local problems in certain key markets. Due to an inability to negotiate financing arrangements, no export shipments were made under the 1992 contract with the Russian government, as compared to 19.0 billion units in 1991; however, new export business to the private sector in Russia and other former Soviet Republics commenced in the third quarter of 1992, resulting in shipments of 7.1 billion units. Problems in key markets included an unfavorable excise tax structure in Germany, a strike by government workers in Italy, and retail price gaps between imported cigarettes and local monopoly products in Turkey. These issues were largely resolved in the first quarter of 1993. U.S. export volume increased 3.6% to 110.4 billion units. International tobacco operating profit increased 19.1%, due primarily to price increases, net of cost increases ($282 million), currency movement ($98 million) and the impact of acquisitions ($21 million), partially offset by higher marketing expenses ($83 million).

Food--Operating Revenues

(in millions)                    1993      1992      1991
                              -------   -------   -------
North American food           $20,940   $20,325   $20,244
International food              9,432     8,723     7,934
                              -------   -------   -------
    Total                     $30,372   $29,048   $28,178
                              =======   =======   =======

Food--Operating Profit

(in millions)                    1993      1992      1991
                              -------   -------   -------
North American food            $2,404    $2,194    $2,071
International food              1,114     1,083       891
Amortization of
  goodwill                       (553)     (508)     (491)
Restructuring charges            (357)               (455)
                              -------   -------   -------
    Total                      $2,608    $2,769    $2,016
                              =======   =======   =======

1993 Compared with 1992

In 1993, North American food operating revenues increased 3.0%, due primarily to price increases ($404 million), volume increases ($260 million) and the impact of acquisitions, net of dispositions ($21 million), partially offset by currency movement ($88 million). Volume gains were recorded in cereals and frozen pizza, due primarily to acquisitions, and in cheese, processed meats, bakery, frozen meals, foodservice and Canadian operations. Volume declined in beverages and in turkey products. Operating profit increased 9.6%, due primarily to price increases and lower product costs (aggregating $329 million), volume increases ($33 million) and the impact of acquisitions, net of dispositions ($16 million), partially offset by higher marketing expenses ($195 million) and currency movement ($13 million).

  International food operating revenues in 1993 increased 8.1%, due primarily to the impact of acquisitions ($1.0 billion), volume increases ($423 million) and the consolidation of previously unconsolidated subsidiaries ($159 million), partially offset by currency movement ($884 million). All major core categories showed volume growth versus prior year, particularly confectionery, which benefited from acquisitions, new product introductions and line extensions. Market share for the core confectionery and coffee businesses continued to show positive trends. Operating profit increased 2.9%, due primarily to volume increases ($178 million), acquisitions ($153 million) and lower product costs ($104 million), partially offset by currency movement ($202 million), higher marketing expenses ($162 million) and 1992 gains on sales of assets ($47 million).

1992 Compared with 1991

In 1992, North American food operating revenues increased 0.4%, due primarily to volume increases ($144 million) and the impact of an acquisition in the fourth quarter of 1991 ($98 million), partially offset by price decreases ($94 million) and currency movement ($63 million). Volume increased in beverages (due to an acquisition in the fourth quarter of 1991), cereals, cheese, red meat products, desserts and frozen pizza, as well as in the foodservice operations. Partially offsetting these volume gains were volume declines in turkey products and frozen dinners. Volumes continued to be impacted by the recession as consumers traded down from premium products. However, the Company reduced prices on certain cheese and processed meat products, and management believes that these price decreases may have contributed to higher volumes in certain of these products in the second half of 1992. During 1992, the Company sold its interest in a Canadian joint venture for a gain of $137 million. In addition, the Company provided $77 million for the costs of certain product discontinuances, an early retirement program, and reorganization of distribution and customer service centers. The gain and these charges were included in marketing, administration and research costs.

  International food operating revenues in 1992 increased 9.9%, due primarily to currency movement ($381 million), the impact of acquisitions ($199 million) and price increases ($135 million). International food volume was up slightly from 1991. Volume in 1991 was unusually high due to Gulf War hoarding and the expansion into eastern Germany. The increase in 1992 reflected strengthening of the Company's position in coffee and the impact of acquisitions, while the recessionary environments in Europe and Australia adversely affected grocery volume. Confectionery volumes were also impacted by an unusually hot summer in Europe. Operating profit increased 21.5%, due primarily to price increases, net of cost increases ($126 million), gains on sales of assets ($47 million), currency movement ($30 million) and the impact of acquisitions ($23 million).

Beer

1993 Compared with 1992

Operating revenues in 1993 increased 4.5%, due primarily to the acquisition of Molson Breweries U.S.A. Inc. ($164 million) and shipment volume increases, excluding Molson brands ($45 million), partially offset by price/mix decreases ($57 million). During the second quarter of 1993, the Company acquired a 20% equity interest in Molson Breweries in Canada and 100% of Molson Breweries U.S.A. Unit volume (based on shipments) increased 4.3% to 44.0 million barrels, up 1.1% excluding Molson brands, compared with U.S. malt beverage industry shipments, which were up slightly during the year. During 1993, consumer trade-down patterns were evident in the industry as sales in the premium category declined. Accordingly, the Company reduced the price of Miller High Life in many markets during the year. Shipment volume gains were recorded in Miller High Life, reflecting such price reductions, and in the Miller Genuine Draft brand family. Shipments of Miller Lite declined, but by a lesser percentage than that experienced in recent years, reflecting concentrated marketing efforts to slow its decline. Market share of the U.S. malt beverage industry (based on shipments) was 22.2% in 1993 compared with 21.4% in 1992. Operating profit, excluding the $139 million impact of the 1993 restructuring, increased 37.2%, due primarily to lower product costs ($84 million), a 1992 provision for workforce reduction programs ($25 million), higher volume, excluding Molson brands ($19 million) and the impact of acquisitions ($19 million), partially offset by price/mix decreases ($57 million).

1992 Compared with 1991

Operating revenues in 1992 decreased 2.0%, due to volume decreases ($131 million), offset by price increases ($51 million). Volume decreased 3.2%, to
42.1 million barrels (based on shipments), compared with U.S. malt beverage industry shipments, which were flat for the year. Consumer trade-down patterns in 1992 were evident in the industry as sales in the premium category declined, while sales in the below premium categories increased. The year also saw intense price promoting throughout the industry. The Company's volumes decreased due primarily to a planned reduction of distributor inventories, a cool summer and the recession in the United States. Continuing declines in Miller Lite and Miller High Life were partially offset by increases in the Miller Genuine Draft brand family. Concentrated marketing efforts were undertaken in 1992 to slow the decline of Miller Lite. Market share of the U.S. malt beverage industry (based on shipments) was 21.4% in 1992 compared with 22.4% in 1991. Operating profit in 1992 decreased 13.7%, due primarily to volume decreases ($53 million) and higher marketing expenses ($52 million), partially offset by price increases. During 1992, the Company recorded a provision of $25 million for workforce reduction programs.

Financial Services and Real Estate

1993 Compared with 1992

Operating revenues from financial services and real estate decreased 6.5% and operating profit increased 13.7% in 1993. Operating revenues from financial services decreased 5.9%, due primarily to lower average finance assets. Operating profit from financial services increased 31.1%, due primarily to an adjustment to the leveraged lease portfolio for the effects of the increase in the federal income tax rates (due to the nature of leveraged lease accounting, this increase in operating profit was more than offset in the provision for income taxes; however, it had no material impact on the Company's net earnings), lower provision for losses and lower interest expense versus 1992. Operating revenues and operating profit from real estate operations decreased from 1992 levels, due primarily to decreased California sales.

1992 Compared with 1991

Operating revenues and operating profit from financial services and real estate increased 12.0% and 23.0%, respectively, in 1992. In financial services, operating revenues and operating profit increased in 1992, due primarily to increased investments in finance assets and a lower provision for losses, partially offset by higher interest expense resulting from higher debt balances over 1991 levels. Operating revenues and operating profit from real estate operations in 1992 increased from 1991 levels, due primarily to increased residential land sales.

Financial Review

Cash Provided and Used

Net Cash Provided by Operating Activities

Cash provided by operating activities increased $85 million (1.2%) to $7.0 billion in 1993, due primarily to less cash used for working capital items in 1993, partially offset by lower earnings. Working capital items declined $1.4 billion at December 31, 1993, as compared with December 31, 1992. The decrease reflects lower domestic tobacco receivables and inventories in 1993, as well as higher accrued marketing and accounts payable. The Company generally follows asset and liability management practices designed to minimize its investment in working capital. This does not impair operational capability or flexibility, due to the availability of the Company's credit facilities. The Company expects that cash from operations and available credit facilities will continue to be sufficient to meet the future needs of the business.

  Free cash flow is a measure of excess cash generated by a company and is available for debt repayment, share repurchase and acquisitions. The Company defines free cash flow as cash provided by operating activities less capital expenditures, dividends paid to stockholders and net investments in finance assets. In 1993, consolidated free cash flow totaled $3.0 billion, as compared to $2.5 billion in 1992. The increase was due primarily to lower net investments in finance assets.

  Neither the adoption of SFAS No. 112 nor the provision for restructuring had a material impact on the Company's operating cash flow in 1993.

  Cash provided by operating activities of $6.9 billion in 1992 increased by $623 million (10.0%), due primarily to higher earnings, partially offset by more cash used for working capital items in 1992.

Net Cash Used in Investing Activities

Cash used in investing activities of $4.2 billion increased in 1993 by $1.3 billion (43.4%). The increase reflects a $2.1 billion increase in cash used for acquisitions, net of dispositions, and a $731 million decrease in cash used for net investments in finance assets. Capital expenditures were $1.6 billion in 1993, approximately 59% and 33% of which related to food operations and tobacco operations, respectively, primarily for modernization of manufacturing facilities. Capital expenditures are estimated to be $1.8 billion in 1994 and a total of $8.2 billion for the five-year period 1994-1998, of which approximately 63% and 65%, respectively, are projected for food operations and approximately 32% and 27%, respectively, are projected for tobacco operations.

  In 1993, cash used for net investments in finance assets was $70 million, as compared with $801 million in 1992 and $628 million in 1991.

  During 1993, the Company acquired Freia Marabou a.s, a Scandinavian confectionery company, at a cost of $1.3 billion, a North American ready-to-eat cold cereals business at a cost of $448 million and The Terry's Group, a United Kingdom confectionery company for $295 million. In addition, the Company acquired a 20% equity interest in Molson Breweries in Canada and 100% of Molson Breweries U.S.A., at a cost of $320 million. Also, the Company acquired 98% of Kazakhstan cigarette manufacturer Almaty Tobacco Kombinat from the Government of the Republic of Kazakhstan at a cost of approximately $300 million. The Company also increased its investment in food and tobacco operations in other regions of Central and Eastern Europe.

  During 1993, the Company sold its ice cream business, Birds Eye frozen vegetables business and beer can manufacturing plants. The proceeds from the sales of these businesses aggregated $498 million.

Net Cash Used in Financing Activities

Debt

The Company's total debt was $18.2 billion at December 31, 1993 and 1992 and $16.9 billion at December 31, 1991.

  During 1993, total consumer products debt increased $95 million. The increase represented $1.2 billion of net issuance of short-term debt, partially offset by $1.1 billion of net repayment of long-term borrowings. During 1992, total consumer products debt increased $980 million. The increase represented $1.7 billion of net issuance of long-term debt, partially offset by $683 million of net repayment of short-term borrowings. During 1991, total consumer products debt decreased by $1.9 billion. The decrease represented $4.1 billion of net repayment of short-term borrowings and currency translation of $159 million, partially offset by $2.4 billion of net issuance of long-term debt.

  Fixed rate debt comprised approximately 83% and 90% of consumer products debt at December 31, 1993 and 1992, respectively. The average interest rate on total consumer products debt was approximately 7.6% and 8.4% during 1993 and 1992, respectively. At December 31, 1993, the average interest rate on total consumer products debt, including the impact of currency swap agreements discussed below, was approximately 7.5%.

  The Company has entered into currency and related interest rate swap agreements to manage exposure to currency movements. The aggregate principal amount of currency swap agreements outstanding at December 31, 1993 and 1992 was $1.4 billion and $1.8 billion, respectively, of which $1.2 billion and $1.3 billion related to consumer products debt at December 31, 1993 and 1992, respectively.

  The Company continually monitors its foreign currency exposure. It acts to manage such exposure, when deemed prudent, through various hedging transactions.

  At December 31, 1993, the Company's credit facilities amounted to approximately $16.0 billion, of which approximately $15.7 billion were unused. Included in these facilities is a revolving credit facility for $8 billion expiring in 1998, which enables the Company to refinance short-term debt on a long-term basis, and a $4 billion credit facility expiring in December 1994. These facilities are used to support the Company's commercial paper borrowings and are available for acquisitions and other corporate purposes. The Company expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

  The Company's credit ratings by Moody's at December 31, 1993, 1992 and 1991 were "P-1" in the commercial paper market and "A2" for long-term obligations. The Company's credit ratings by Standard & Poor's at December 31, 1993, 1992 and 1991 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

Equity and Dividends

During the first quarter of 1993, the Company repurchased 17.3 million shares of its common stock at an aggregate cost of $1.2 billion; no shares were repurchased in the remainder of 1993. These purchases were made in accordance with the Company's November 1991 announcement of its intention to spend up to $2.0 billion to repurchase common stock in open market transactions; in May 1992, the Board of Directors authorized an additional $3.0 billion for such purchases. Through December 31, 1993, cumulative purchases under the program totaled 51.9 million shares at a cost of $3.9 billion. On February 23, 1994, the Board of Directors extended through December 30, 1994, the existing authority to repurchase the Company's shares, which was scheduled to expire in May 1994. The Company announced that it will resume repurchases under this authority.

  At December 31, 1993, the ratio of consumer products debt to total equity was 1.41, compared with 1.29 at December 31, 1992. The Company's ratio of total debt to total equity at December 31, 1993 was 1.56 compared with 1.45 at December 31, 1992. The increase in these ratios primarily reflects the impact of the restructuring charge, the adoption of SFAS No. 112, share repurchases and unfavorable movement in the currency translation adjustment account. Excluding the impact of the restructuring charge and the adoption of SFAS No. 112, the ratios of consumer products debt and total debt to equity at December 31, 1993 would have been 1.30 and 1.44, respectively.

  Dividends paid in 1993 increased 13.0% over 1992, reflecting the increase in dividends declared, partially offset by fewer shares outstanding. Dividends paid per share increased 16.9% in 1993.

  Return on average stockholders' equity was 25.6% in 1993 and 39.4% in 1992. Excluding the cumulative effect of the adoption of SFAS No. 112, the return on average stockholders' equity would have been 28.9% in 1993. The decrease from 1992 reflects lower earnings, due to the change in domestic tobacco business strategy and the restructuring charge for worldwide operations, as well as the impact of treasury stock acquired pursuant to the common stock repurchase program.

Contingencies

See Note 15 to the Consolidated Financial Statements for discussion of contingencies.

Selected Financial Data--Fifteen-Year Review
(in millions of dollars, except per share data)

                                                                       1993            1992            1991
                                                                       ----            ----            ----
Summary of Operations:
Operating revenues                                               $   60,901       $  59,131       $  56,458
United States export sales                                            4,105           3,797           3,061
Cost of sales                                                        26,771          26,082          25,612
Federal excise taxes on products                                      3,081           2,879           2,978
Foreign excise taxes on products                                      7,199           6,157           5,416
Operating income                                                      7,587          10,059           8,622
Interest and other debt expense, net (consumer products)              1,391           1,451           1,651
Earnings before income taxes and cumulative effect of
 accounting changes                                                   6,196           8,608           6,971
Pretax profit margin                                                   10.2%           14.6%           12.3%
Provision for income taxes                                       $    2,628       $   3,669       $   3,044
Earnings before cumulative effect of accounting changes               3,568           4,939           3,927
Cumulative effect of accounting changes                                (477)                           (921)
Net earnings                                                          3,091           4,939           3,006
Earnings per share before cumulative effect of accounting
 changes                                                               4.06            5.45            4.24
Per share cumulative effect of accounting changes                      (.54)                           (.99)
Net earnings per share                                                 3.52            5.45            3.25
Dividends declared per share                                           2.60            2.35            1.91
Weighted average shares (millions)                                      878             906             925
Capital expenditures (consumer products)                         $    1,592       $   1,573       $   1,562
Depreciation (consumer products)                                      1,042             963             938
Property, plant and equipment, net (consumer products)               10,463          10,530           9,946
Inventories (consumer products)                                       7,358           7,785           7,445
Total assets                                                         51,205          50,014          47,384
Total long-term debt                                                 15,221          14,583          14,213
Total debt--consumer products                                        16,364          16,269          15,289
          --financial services and real estate                        1,792           1,934           1,611
Total deferred income taxes                                           2,168           2,248           1,803
Stockholders' equity                                                 11,627          12,563          12,512
Common dividends declared as a % of net earnings                       73.8%           43.0%           58.7%
Book value per common share                                      $    13.26       $   14.07       $   13.60
Market price of common share--high/low                            77 5/8-45   86 5/8-69 1/2   81 3/4-48 1/4
Closing price of common share at year-end                            55 5/8          77 1/8          80 1/4
Price/earnings ratio at year-end                                         14              14              19
Number of common shares outstanding at year-end (millions)              877             893             920
Number of employees                                                 173,000         161,000         166,000

                                                                            1990            1989
                                                                            ----            ----
Summary of Operations:
Operating revenues                                                     $  51,169       $  44,080
United States export sales                                                 2,928           2,288
Cost of sales                                                             24,430          21,868
Federal excise taxes on products                                           2,159           2,140
Foreign excise taxes on products                                           4,687           3,608
Operating income                                                           7,946           6,789
Interest and other debt expense, net (consumer products)                   1,635           1,731
Earnings before income taxes and cumulative effect of
 accounting changes                                                        6,311           5,058
Pretax profit margin                                                        12.3%           11.5%
Provision for income taxes                                             $   2,771       $   2,112
Earnings before cumulative effect of accounting changes                    3,540           2,946
Cumulative effect of accounting changes
Net earnings                                                               3,540           2,946
Earnings per share before cumulative effect of accounting
 changes                                                                    3.83            3.18
Per share cumulative effect of accounting changes
Net earnings per share                                                      3.83            3.18
Dividends declared per share                                                1.55            1.25
Weighted average shares (millions)                                           925             927
Capital expenditures (consumer products)                               $   1,355       $   1,246
Depreciation (consumer products)                                             876             755
Property, plant and equipment, net (consumer products)                     9,604           8,457
Inventories (consumer products)                                            7,153           5,751
Total assets                                                              46,569          38,528
Total long-term debt                                                      16,121          14,551
Total debt--consumer products                                             17,182          14,887
          --financial services and real estate                             1,560           1,538
Total deferred income taxes                                                2,083           1,732
Stockholders' equity                                                      11,947           9,571
Common dividends declared as a % of net earnings                            40.5%           39.3%
Book value per common share                                            $   12.90       $   10.31
Market price of common share--high/low                                     52-36       45 1/2-25
Closing price of common share at year-end                                 51 3/4          41 5/8
Price/earnings ratio at year-end                                              14              13
Number of common shares outstanding at year-end (millions)                   926             929
Number of employees                                                      168,000         157,000


  See notes to the consolidated financial statements regarding the 1993 adoption of SFAS No. 112, the 1993 restructuring of the Company's worldwide operations, the 1991 adoption of SFAS No. 106 and the 1991 restructuring of food operations.

  In 1990, the Company acquired Jacobs Suchard AG. Consolidated results of the Company include the operating results of Jacobs Suchard AG since its acquisition.

  In 1989, the Company charged $179 million, primarily for the cost of combining Kraft and General Foods. In addition, the Company sold its equity investment in Rothmans International p.l.c. for a pretax gain of $455 million. The net impact of these items was an increase to net earnings of $152 million, or $.16 per share.

                                                               [GRAPHIC OMITTED]


           1988               1987           1986          1985              1984
           ----               ----           ----          ----              ----
       $ 31,273          $  27,650       $ 25,542      $ 16,158          $ 14,102
          1,863              1,592          1,193           923               925
         13,565             12,183         11,901         6,709             5,840
          2,127              2,085          2,075         2,049             2,041
          3,755              3,331          2,653         1,766             1,635
          4,397              3,990          3,537         2,664             1,908
            670                646            772           311               276

          3,727              3,344          2,765         2,353             1,632
           11.9%              12.1%          10.8%         14.6%             11.6%
       $  1,663          $   1,502       $  1,287      $  1,098          $    743
          2,064              1,842          1,478         1,255               889
            273
          2,337              1,842          1,478         1,255               889

           2.22               1.94           1.55          1.31               .91
            .29
           2.51               1.94           1.55          1.31               .91
           1.01                .79            .62           .50               .43
            932                951            954           959               981
       $  1,024          $     718       $    678      $    347          $    298
            608                564            514           367               341
          8,648              6,582          6,237         5,684             4,014
          5,384              4,154          3,836         3,827             2,653
         36,960             21,437         19,482        18,712             9,880
         16,812              5,983          6,887         8,035             2,239
         16,442              6,355          6,889         7,887             2,566
          1,504              1,378          1,141           944               436
          1,559              2,044          1,519         1,233               907
          7,679              6,823          5,655         4,737             4,093
           40.3%              40.6%          39.9%         38.1%             46.8%
       $   8.31          $    7.21       $   5.94      $   4.96          $   4.21
  25 1/2-20 1/8      31 1/8-18 1/8      19 1/2-11      11 7/8-9      10 3/8-7 3/4
         25 1/2             21 3/8             18            11            10 1/8
             11                 11             11             8                11
            924                947            951           955               971
        155,000            113,000        111,000       114,000            68,000

          1983              1982             1981           1980            1979
          ----              ----             ----           ----            ----
     $  13,256          $ 11,720        $  10,886       $  9,822         $ 8,303
           970               978              834            702             521
         5,665             5,532            5,253          4,675           3,857
         1,983             1,180            1,169          1,105           1,037
         1,527             1,435            1,411          1,389           1,122
         1,840             1,547            1,312          1,144           1,096
           230               244              232            205             190

         1,610             1,303            1,080            939             906
          12.1%             11.1%             9.9%           9.6%           10.9%
     $     706          $    521        $     420       $    390         $   398
           904               782              660            549             508

           904               782              660            549             508

           .90               .78              .66            .55             .51

           .90               .78              .66            .55             .51
           .36               .30              .25            .20             .16
         1,008             1,005              999            997             996
     $     566           $   918        $   1,019       $    751         $   629
           294               250              211            178             133
         4,381             4,178            3,583          2,806           2,214
         2,599             2,834            2,922          2,499           2,235
         9,908             9,756            9,180          7,362           6,379
         2,549             3,776            3,499          2,598           2,448
         3,054             3,728            3,804          2,800           2,507
           141                83                3              1               9
           825               627              455            327             234
         4,034             3,663            3,234          2,837           2,471
          40.5%             38.6%            37.9%          36.3%           30.6%
     $    4.03           $  3.64        $    3.22       $   2.84         $  2.48
       9-6 3/4       8 1/2-5 1/2      6 7/8-5 1/4        6-3 5/8     4 7/8-3 7/8
             9             7 1/2            6 1/8          5 3/8           4 1/2
            10                 9                9              9               8
         1,000             1,007            1,003            998             996
        68,000            72,000           72,000         72,000          65,000

Consolidated Balance Sheets
(in millions of dollars, except per share data)



at December 31,                                 1993      1992
                                                ----      ----
Assets
Consumer products
  Cash and cash equivalents                  $   182   $ 1,021
  Receivables, net                             3,982     4,147
  Inventories:
    Leaf tobacco                               3,030     3,139
    Other raw materials                        1,695     1,790
    Finished product                           2,633     2,856
                                             -------   -------
                                               7,358     7,785
  Other current assets                         1,286       953
                                             -------   -------
        Total current assets                  12,808    13,906

  Property, plant and equipment,
    at cost:
    Land and land improvements                   709       747
    Buildings and building equipment           4,600     4,453
    Machinery and equipment                   10,494    10,063
    Construction in progress                   1,127     1,249
                                             -------   -------
                                              16,930    16,512
    Less accumulated depreciation              6,467     5,982
                                             -------   -------
                                              10,463    10,530


  Goodwill and other intangible assets
    (less accumulated amortization of
    $2,727 and $2,182)                        19,746    18,523
  Other assets                                 2,529     1,758
                                             -------   -------
        Total consumer products assets        45,546    44,717



Financial services and real estate
  Finance assets, net                          4,869     4,622
  Real estate held for development
    and sale                                     489       489
  Other assets                                   301       186
                                             -------   -------
        Total financial services and real
        estate assets                          5,659     5,297


                                             -------   -------
          Total Assets                       $51,205   $50,014
                                             =======   =======

See notes to consolidated financial statements.

                                                               [GRAPHIC OMITTED]

                                               1993      1992
                                               ----      ----
Liabilities
Consumer products
  Short-term borrowings                     $   268   $ 1,348
  Current portion of long-term debt           1,738     1,514
  Accounts payable                            3,137     2,401
  Accrued liabilities:
    Marketing                                 1,619     1,461
    Taxes, except income taxes                  860     1,268
    Employment costs                            874       915
    Other                                     2,618     1,963
  Income taxes                                1,853     1,810
  Dividends payable                             572       583
                                            -------   -------
      Total current liabilities              13,539    13,263

  Long-term debt                             14,358    13,407
  Deferred income taxes                         361       701
  Accrued postretirement health care
    costs                                     2,031     1,995
  Other liabilities                           4,622     3,785
                                            -------   -------
      Total consumer products liabilities    34,911    33,151

Financial services and real estate
  Short-term borrowings                         929       758
  Long-term debt                                863     1,176
  Deferred income taxes                       2,706     2,187
  Other liabilities                             169       179
                                            -------   -------
      Total financial services and real
        estate liabilities                    4,667     4,300
                                            -------   -------
      Total liabilities                      39,578    37,451

Contingencies (Note 15)

Stockholders' Equity
Common stock, par value $1.00 per
  share (935,320,439 shares issued)             935       935
Earnings reinvested in the business          15,718    14,867
Currency translation adjustments               (711)      (34)
                                            -------   -------
                                             15,942    15,768
  Less cost of treasury stock
  (58,229,749 and 42,563,254 shares)          4,315     3,205
                                            -------   -------
      Total stockholders' equity             11,627    12,563


           Total Liabilities and            -------   -------
           Stockholders' Equity             $51,205   $50,014
                                            =======   =======

Consolidated Statements of Earnings
(in millions of dollars, except per share data)




for the years ended December 31,                     1993      1992      1991
                                                     ----      ----      ----
Operating revenues                                $60,901   $59,131   $56,458
Cost of sales                                      26,771    26,082    25,612
Excise taxes on products                           10,280     9,036     8,394
                                                  -------   -------   -------
  Gross profit                                     23,850    24,013    22,452
Marketing, administration and research costs       15,694    13,433    13,331
Amortization of goodwill                              569       521       499
                                                  -------   -------   -------
  Operating income                                  7,587    10,059     8,622
Interest and other debt expense, net                1,391     1,451     1,651
                                                  -------   -------   -------
  Earnings before income taxes and cumulative
    effect of accounting changes                    6,196     8,608     6,971
Provision for income taxes                          2,628     3,669     3,044
                                                  -------   -------   -------
  Earnings before cumulative effect of
    accounting changes                              3,568     4,939     3,927
Cumulative effect of changes in method of
  accounting (See Notes 13 and 14)                   (477)               (921)
                                                  -------   -------   -------
  Net earnings                                    $ 3,091   $ 4,939   $ 3,006
                                                  =======   =======   =======
Per share data:
  Earnings before cumulative effect of
    accounting changes                            $  4.06   $  5.45   $  4.24
  Cumulative effect of accounting changes            (.54)               (.99)
                                                  -------   -------   -------
  Net earnings                                    $  3.52   $  5.45   $  3.25
                                                  =======   =======   =======

Consolidated Statements of Cash Flows
(in millions of dollars)



for the years ended December 31,                         1993     1992     1991
                                                         ----     ----     ----
Cash Provided By (Used In) Operating Activities
Net earnings--Consumer products                        $2,960   $4,799   $2,889
            --Financial services and real estate          131      140      117
                                                       ------   ------   ------
  Net earnings                                          3,091    4,939    3,006
Adjustments to reconcile net earnings to operating
  cash flows:
Consumer products
  Depreciation and amortization                         1,619    1,542    1,497
  Cumulative effect of accounting changes                 774             1,487
  Deferred income tax provision (benefit)                (430)     137     (715)
  Gains on sales of businesses                            (46)    (162)      (5)
  Restructuring charges                                   741               455
  Cash effects of changes, net of the effects from
    acquired and divested companies:
    Receivables, net                                      105      (57)    (139)
    Inventories                                           396     (304)    (468)
    Accounts payable                                      700     (421)     395
    Income taxes                                          121      368      443
    Other working capital items                          (736)      30     (212)
  Other                                                   203      331      140


See notes to consolidated financial statements.

                                                               [GRAPHIC OMITTED]
Consolidated Statements of Cash Flows
(continued)


for the years ended December 31,                     1993       1992       1991
                                                    -----      -----      -----
Financial services and real estate
  Cumulative effect of accounting change         $     --   $     --   $      6
  Deferred income tax provision                       461        446        357
  Decrease in real estate receivables                  34         68         58
  Increase in real estate held for development
    and sale                                           (2)       (22)       (57)
  Other                                               (64)       (13)        11
                                                 --------   --------   --------
    Net cash provided by operating activities       6,967      6,882      6,259

Cash Provided By (Used In) Investing Activities
Consumer products
  Purchase of businesses, net of acquired cash     (3,161)      (727)      (162)
  Proceeds from sales of businesses                   553        255         29
  Capital expenditures                             (1,592)    (1,573)    (1,562)
  Other                                                49        (98)         9
Financial services and real estate
  Investments in finance assets                      (597)    (1,577)      (936)
  Proceeds from other finance assets                  527        776        308
                                                 --------   --------   --------
    Net cash used in investing activities          (4,221)    (2,944)    (2,314)
                                                 --------   --------   --------
    Net cash provided by operating and investing
      activities                                    2,746      3,938      3,945

Cash Provided By (Used In) Financing Activities
Consumer products
  Net issuance (repayment) of short-term
    borrowings                                      1,220       (683)    (4,129)
  Long-term debt proceeds                           1,027      3,832      3,850
  Long-term debt repaid                            (2,154)    (2,130)    (1,486)
Financial services and real estate
  Net issuance (repayment) of short-term
    borrowings                                        171        (60)        94
  Long-term debt proceeds                                        585
  Long-term debt repaid                              (290)      (208)       (12)

Purchase of treasury stock                         (1,218)    (2,449)      (703)
Dividends paid                                     (2,291)    (2,028)    (1,678)
Issuance of shares                                     39        115        119
Other                                                 (34)
                                                 --------   --------   --------
    Net cash used in financing activities          (3,530)    (3,026)    (3,945)
Effect of exchange rate changes on cash and cash
 equivalents                                          (55)       (17)       (20)
                                                 --------   --------   --------
Cash and cash equivalents:
  (Decrease) increase                                (839)       895        (20)
  Balance at beginning of year                      1,021        126        146
                                                 --------   --------   --------
  Balance at end of year                         $    182   $  1,021   $    126
                                                 ========   ========   ========
Cash paid: Interest--Consumer products           $  1,391   $  1,362   $  1,465
                                                 ========   ========   ========
                   --Financial services
                      and real estate            $     81   $     70   $     76
                                                 ========   ========   ========
           Income taxes                          $  2,092   $  2,717   $  2,229
                                                 ========   ========   ========

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in millions of dollars, except per share data)



                                                                      Earnings      Currency       Cost of          Total
                                                         Common  Reinvested in   Translation      Treasury   Stockholders'
                                                          Stock   the Business   Adjustments         Stock          Equity
                                                        -------  -------------   -----------      --------   -------------
 Balances, January 1, 1991                                 $935        $10,960         $ 561       $  (509)        $11,947

 Net earnings                                                            3,006                                       3,006
 Exercise of stock options/units and issuance of other
   stock awards                                                           (172)                        298             126
 Cash dividends declared ($1.91 per share)                              (1,765)                                     (1,765)
 Currency translation adjustments                                                       (108)                         (108)
 Stock purchased                                                                                      (703)           (703)
 Other                                                                       9                                           9
                                                           ----        -------         -----       -------         -------
   Balances, December 31, 1991                              935         12,038           453          (914)         12,512

 Net earnings                                                            4,939                                       4,939
 Exercise of stock options and issuance of other stock
   awards                                                                   (5)                        200             195
 Cash dividends declared ($2.35 per share)                              (2,125)                                     (2,125)
 Currency translation adjustments                                                       (487)                         (487)
 Stock purchased                                                                                    (2,509)         (2,509)
 Stock issued in connection with an acquisition                             20                          18              38
                                                           ----        -------         -----       -------         -------
   Balances, December 31, 1992                              935         14,867           (34)       (3,205)         12,563

 Net earnings                                                            3,091                                       3,091
 Exercise of stock options and issuance of other stock
   awards                                                                  (51)                        108              57
 Cash dividends declared ($2.60 per share)                              (2,280)                                     (2,280)
 Currency translation adjustments                                                       (677)                         (677)
 Stock purchased                                                                                    (1,218)         (1,218)
 Net unrealized appreciation on securities                                  91                                          91
                                                           ----        -------         -----       -------         -------
   Balances, December 31, 1993                             $935        $15,718         $(711)      $(4,315)        $11,627
                                                           ====        =======         =====       =======         =======

See notes to consolidated financial statements.

                                                               [GRAPHIC OMITTED]
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies:

Basis of presentation:

The consolidated financial statements include all significant subsidiaries.

  Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services and real estate assets and liabilities are unclassified, in accordance with respective industry practices.

Cash and cash equivalents:

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Inventories:

Inventories are stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to cost substantially all domestic inventories. The cost of other inventories is determined by the average cost or first-in, first-out methods. It is a generally recognized industry practice to classify the total amount of leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

Income taxes:

Effective January 1, 1993, the Company adopted the method of accounting for income taxes prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company previously had accounted for income taxes in accordance with the method prescribed by SFAS No. 96, "Accounting for Income Taxes." See Note 10.

Depreciation and amortization:

Depreciation is recorded by the straight-line method. Substantially all goodwill and other intangible assets are amortized by the straight-line method, principally over 40 years.

Currency and related interest rate swap agreements:

Foreign currency fluctuations due to currency swap agreements are offset against the related foreign exchange gains and losses on foreign currency denominated assets and liabilities. The interest differential to be paid or received is included in interest and other debt expense, net.

Postretirement benefits other than pensions:

Effective January 1, 1991, the Company adopted the method of accounting for postretirement benefits other than pensions prescribed by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See
Note 14.

Postemployment benefits:

Effective January 1, 1993, the Company adopted the method of accounting for postemployment benefits prescribed by SFAS No. 112, "Employers' Accounting for Postemployment Benefits." See Note 13.

Note 2. Acquisitions and Divestitures:

During 1993, the Company acquired Freia Marabou a.s, a Scandinavian confectionery company, at a cost of $1.3 billion, a North American ready-to-eat cold cereals business at a cost of $448 million and The Terry's Group, a United Kingdom confectionery company for $295 million. In addition, the Company acquired a 20% equity interest in Molson Breweries in Canada and 100% of Molson Breweries U.S.A., at a cost of $320 million. The Company also increased its investment in tobacco and food operations in Central and Eastern Europe. The effects of these, and other smaller acquisitions, were not significant to the Company's 1993 results of operations.

  During 1993, the Company sold its ice cream business, Birds Eye frozen vegetables business and beer can manufacturing plants. The proceeds from the sales of these businesses aggregated $498 million.

  During 1992, the Company purchased several businesses at a total cost of $765 million, consisting of cash of $727 million and $38 million in shares of the Company's common stock. The effects of these acquisitions were not significant to the Company's 1992 results of operations.

Note 3. Restructurings:

In the fourth quarter of 1993, the Company provided for the costs of restructuring its worldwide operations. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively.

  In 1991, the Company provided for the costs of restructuring its worldwide food operations. The charge related to consolidation of manufacturing and distribution facilities, exiting from certain unprofitable business lines and other related overhead cost reductions. This restructuring charge reduced 1991 earnings before income taxes, net earnings and earnings per share by $455 million, $275 million and $.30, respectively.

Note 4. Inventories:

The cost of approximately 54% of inventories in 1993 and 56% of inventories in 1992 was determined using the LIFO method. The stated LIFO values of inventories were approximately $1.0 billion lower than the current cost of inventories at December 31, 1993 and 1992.

Note 5. Short-Term Borrowings and Borrowing Arrangements:

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:


                                                   1993                          1992
 (in millions)                             Amount        Average         Amount        Average
                                         Outstanding  Year-End Rate    Outstanding  Year-End Rate
                                         -----------  -------------    -----------  -------------
 Consumer products:
   Bank loans                              $   276          9.3%         $  158           7.6%
   Commercial paper                          2,288          3.4%          1,190           3.5%
   Amount reclassified as long-term
     debt                                   (2,296)
                                           -------                       ------
                                           $   268                       $1,348
                                           =======                       ======
 Financial services and real estate:
   Commercial paper                        $   929          3.3%         $  758           3.4%
                                           =======                       ======

The fair values of the Company's short-term borrowings at December 31, 1993 and 1992, based upon market rates, approximate the amounts disclosed above.

  The Company maintains credit facilities with a number of lending institutions, amounting to approximately $16.0 billion at December 31, 1993. Approximately $15.7 billion of these facilities were unused at December 31, 1993. These facilities are used to support the Company's commercial paper borrowings and are available for acquisitions and other corporate purposes.

  The Company's credit facilities include revolving bank credit agreements totaling $12.0 billion. An agreement for $4.0 billion expires in December 1994, and an agreement for $8.0 billion expires in 1998 enabling the Company to refinance short-term debt on a long-term basis. Accordingly, short-term borrowings intended to be refinanced were reclassified as long-term debt at December 31, 1993.

  Certain of these facilities limit payment of cash dividends and the purchase, redemption or retirement of capital shares and/or require maintenance of a fixed charges coverage ratio. At December 31, 1993, approximately $5.2 billion of earnings reinvested in the business was free of such restrictions.

Note 6. Long-Term Debt:

At December 31, the Company's long-term debt consisted of the following:

 (in millions)                                                                    1993      1992
                                                                                ------    ------
 Consumer products:
  Short-term borrowings, reclassified                                          $ 2,296   $  --
  Notes, 4.33% to 9.88% (average effective rate 8.30%), due through 2004        11,441    12,280
  Debentures, 6.0% to 8.5% (average effective rate 10.89%), $1.3 billion face
    amount, due through 2017                                                       973     1,048
  Foreign currency obligations:
    Swiss franc, 3.94% to 7.35%, due through 2000                                  836       867
    Deutsche mark, 2.75% to 6.0%, due through 1997                                 176       359
    Other                                                                           98        95
  Other                                                                            276       272
                                                                               -------   -------
                                                                                16,096    14,921
  Less current portion of long-term debt                                        (1,738)   (1,514)
                                                                               -------   -------
                                                                               $14,358   $13,407
                                                                               =======   =======
Financial services and real estate:
  Eurodollar notes, 6.75% and 6.625% (average rate 6.7%), due 1997 and 1999    $   399   $   399
  Zero coupon bonds, 13.3% effective rate, $200 million face amount, due 1994      190       167
  Foreign currency obligations:
    Swiss franc, 4 3/4%, due 1996                                                  107       248
    Other                                                                          167       262
  Other                                                                                      100
                                                                               -------   -------
                                                                               $   863   $ 1,176
                                                                               =======   =======

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                          Consumer             Financial Services
(in millions)             Products              and Real Estate
- -------------             --------             ------------------
 1994                     $1,738                   $200
 1995                        708
 1996                      1,832                    107
 1997                      1,888                    367
 1998                      1,939
 1999-2003                 5,098                    200
 2004-2008                   439

The revolving credit facility under which the consumer products short-term debt was reclassified as long-term debt expires in 1998 and any amounts then outstanding mature.

  Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services and real estate long-term debt, including current portion of long-term debt, at December 31, 1993 was $18.1 billion. The aggregate fair value of such debt at December 31, 1992 did not differ materially from the total amounts disclosed above.

  The Company has entered into currency and related interest rate swap agreements with third parties to manage exposure to currency movements. As a result, the currency denominations and effective interest rates of debt may differ from those set forth in this note.

  The Company had currency and related interest rate swap agreements with aggregate principal amounts of $1.4 billion and $1.8 billion at December 31, 1993 and 1992, respectively. At December 31, 1993, aggregate maturities were as follows (in millions): 1994--$300; 1996--$350 and 1997--$737.

  The Company is exposed to credit loss in the event of nonperformance by other parties to the swap agreements. However, such exposure was not material at December 31, 1993, and the Company does not anticipate nonperformance.

Note 7. Capital Stock:

Shares of authorized common stock are 4 billion; issued, treasury and outstanding were as follows:

                                                    Issued         Treasury     Outstanding
                                                    ------         --------     -----------
Balances, January 1, 1991                         935,320,439     (9,101,348)   926,219,091
Exercise of stock options/units and issuance
 of other stock awards                                             3,661,650      3,661,650
Purchased                                                        (10,029,500)   (10,029,500)
                                                  -----------     ----------    -----------
  Balances, December 31, 1991                     935,320,439    (15,469,198)   919,851,241
Exercise of stock options and issuance of
 other stock awards                                                5,037,244      5,037,244
Purchased                                                        (32,622,855)   (32,622,855)
Shares issued in connection with an
 acquisition                                                         491,555        491,555
                                                  -----------     ----------    -----------
  Balances, December 31, 1992                     935,320,439    (42,563,254)   892,757,185
Exercise of stock options and issuance of
 other stock awards                                                1,612,405      1,612,405
Purchased                                                        (17,278,900)   (17,278,900)
                                                  -----------    ------------   -----------
  Balances, December 31, 1993                     935,320,439    (58,229,749)   877,090,690
                                                  ===========    ===========    ===========

At December 31, 1993, 53,936,151 shares of common stock were reserved for stock options, stock units and other stock awards and 10,000,000 shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

  In 1989, the Company distributed rights for each outstanding share of its common stock. The rights are not exercisable and trade automatically with the common stock until ten days after public announcement that any person has acquired 10% or more of the Company's common stock or ten business days after any person announces a tender offer for 10% or more of the Company's common stock.

  When exercisable, unless a person has acquired 10% or more of the Company's shares, each right entitles the holder to buy from the Company one share of common stock for the exercise price (currently $150). If the Company is thereafter involved in a business combination, the rights will entitle holders to buy shares of the acquiring company having a value of twice the exercise price. If any person acquires 10% or more of the Company's common stock, the rights will entitle holders (other than such person) to buy shares of the Company's common stock having a market value of twice the exercise price. Following the acquisition by any person of more than 10% but less than 50% of the Company's shares, the Company may exchange one share of common stock for each right (other than rights held by such person).

  The Company may redeem the rights for $.01 per right before any person acquires 10% or more of the Company's common stock. The rights expire on October 25, 1999 unless earlier redeemed or exchanged. At December 31, 1993, 989,256,590 shares of common stock were reserved for issuance upon exercise of the rights.

Note 8.  Stock Plans:

Under the Philip Morris 1992 Incentive Compensation and Stock Option Plan, the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock and annual incentive and long-term performance cash awards. Up to 37 million shares of common stock are authorized for grant, of which no more than 9 million shares may be awarded as restricted stock. Stock options are granted at an exercise price no less than fair market value on the date of the grant.

  At December 31, 1993 and 1992, options and units were exercisable for 21,723,491 shares and 18,358,604 shares, respectively. Shares available to be granted at December 31, 1993 and 1992 were 23,900,470 and 32,073,120, respectively.

  Options/units activity was as follows for the years ended December 31,

                                              1993           1992            1991
                                              ----           ----            ----
Balances, beginning of year                 23,802,744     24,284,910      22,348,561
  Granted                                    8,433,540      5,548,270       5,951,794
  Exercised                                 (1,821,944)    (5,872,571)     (3,891,191)
  Cancelled                                   (378,659)      (157,865)       (124,254)
                                         -------------   ------------    ------------
Balances, end of year                       30,035,681     23,802,744      24,284,910
                                         =============   ============    ============
Range of exercise prices at year-end     $8.67-$100.00   $7.26-$69.25    $6.43-$47.00

Weighted average grant price per share   $       49.09   $      75.63    $      62.96
                                         =============   ============    ============

From time to time, the Company grants shares of restricted stock to officers and key employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares, and such shares are subject to forfeiture in certain events. No shares of restricted stock were granted in 1993 or 1992. In 1991, the Company granted 150,000 shares of restricted stock. At December 31, 1993, 388,000 shares remain subject to restrictions and will become unrestricted in varying amounts through 1996.

Note 9.  Earnings per Share:

Earnings per common share have been calculated on the weighted average number of shares of common stock outstanding for each year, which was 878,120,884, 906,177,803 and 925,123,394 for 1993, 1992 and 1991, respectively.

Note 10. Pretax Earnings and Provision for Income Taxes:

As discussed in Note 1, the Company adopted SFAS No. 109 effective January 1, 1993. SFAS No. 109 is a modification of SFAS No. 96, which had been the accounting standard previously followed by the Company. The effect of adoption of SFAS No. 109 was immaterial to the Company's 1993 financial position and results of operations.

  Pretax earnings and provision for income taxes consisted of the following:

(in millions)                  1993     1992     1991
                             ------   ------   ------
Pretax earnings:
  United States              $4,078   $6,367   $5,166
  Outside United States       2,118    2,241    1,805
                             ------   ------   ------
    Total pretax earnings    $6,196   $8,608   $6,971
                             ======   ======   ======
Provision for income
 taxes:
  United States federal:
   Current                   $1,199   $1,630   $1,764
   Deferred                     278      514      119
                             ------   ------   ------
                              1,477    2,144    1,883
  State and local               311      464      355
                             ------   ------   ------
    Total United States       1,788    2,608    2,238
                             ------   ------   ------
  Outside United States:
    Current                     830      992      711
    Deferred                     10       69       95
                             ------   ------   ------
      Total outside United
        States                  840    1,061      806
                             ------   ------   ------
      Total provision for
        income taxes         $2,628   $3,669   $3,044
                             ======   ======   ======

At December 31, 1993, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $3.8 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested abroad. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $229 million would have been provided.

  The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:

                                             1993    1992    1991
                                             ----    ----    ----
Provision computed at U.S. federal
 statutory rate                              35.0%   34.0%   34.0%
Increases resulting from:
 State and local income taxes, net of
  federal tax benefit                         3.3     3.6     3.5
 Rate differences--foreign operations         0.6     1.9     2.4
 Goodwill amortization                        3.0     2.0     2.4
 Other                                        0.5     1.1     1.4
                                             ----    ----    ----
Provision for income taxes                   42.4%   42.6%   43.7%
                                             ====    ====    ====

The tax effects of temporary differences which gave rise to consumer products deferred income tax assets and liabilities consisted of the following:

                                                      December 31,
(in millions)                                       1993        1992
                                                 -------     -------
Deferred income tax assets:
 Accrued postretirement and postemployment
  benefits                                       $   995     $   670
 Accrued liabilities                                 464         432
 Restructuring reserves                              472         270
 Other                                               445         379
                                                 -------     -------
 Gross deferred income tax assets                  2,376       1,751
 Valuation allowance                                 (62)
                                                 -------     -------
 Total deferred income tax assets                  2,314       1,751
Deferred income tax liabilities:
 Property, plant and equipment                    (1,573)     (1,634)
 Prepaid pension costs                              (203)       (178)
                                                 -------     -------
 Total deferred income tax liabilities            (1,776)     (1,812)
                                                 -------     -------
 Net deferred income tax asset (liability)       $   538      $  (61)
                                                 =======     =======

Financial services and real estate temporary differences are primarily attributable to deferred income tax liabilities from investments in finance leases.

Note 11. Segment Reporting:

Tobacco, food, beer, and financial services and real estate are the major segments of the Company's operations. The Company's consolidated operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions by segment, with Europe the most significant. Intersegment transactions are not reported separately since they are not material.

  For purposes of segment reporting, operating profit is operating income exclusive of certain unallocated corporate expenses. See Note 2 regarding acquisitions and divestitures and Note 3 regarding restructurings. The 1993 restructuring resulted in a reduction of tobacco, food and beer operating profit of $245 million, $357 million and $139 million, respectively. Substantially all goodwill amortization is attributable to the food segment.

  Identifiable assets are those assets applicable to the respective industry segments. Reportable segment data were as follows:


Data by Segment for the years
ended December 31, (in millions)                  1993      1992      1991
                                               -------   -------   -------
Operating revenues:
  Tobacco                                      $25,973   $25,677   $23,840
  Food                                          30,372    29,048    28,178
  Beer                                           4,154     3,976     4,056
  Financial services and real estate               402       430       384
                                               -------   -------   -------
    Total operating revenues                   $60,901   $59,131   $56,458
                                               =======   =======   =======
Operating profit:
  Tobacco                                      $ 4,910   $ 7,193   $ 6,463
  Food                                           2,608     2,769     2,016
  Beer                                             215       258       299
  Financial services and real estate               249       219       178
                                               -------   -------   -------
    Total operating profit                       7,982    10,439     8,956
  Unallocated corporate expenses                   395       380       334
                                               -------   -------   -------
    Operating income                           $ 7,587   $10,059   $ 8,622
                                               =======   =======   =======
Identifiable assets:
  Tobacco                                      $ 9,523   $ 9,479   $ 8,648
  Food                                          33,253    32,672    31,622
  Beer                                           1,706     1,545     1,608
  Financial services and real estate             5,659     5,297     4,538
                                               -------   -------   -------
                                                50,141    48,993    46,416
  Other assets                                   1,064     1,021       968
                                               -------   -------   -------
    Total assets                               $51,205   $50,014   $47,384
                                               =======   =======   =======

                                                                              37

Data by Segment for the years
ended December 31, (in millions)                       1993     1992     1991
                                                    -------  -------  -------
Depreciation expense:
  Tobacco                                             $ 342    $ 291    $ 294
  Food                                                  538      507      480
  Beer                                                  140      141      139
  Financial services and real estate                                        1

Capital additions:
  Tobacco                                             $ 527    $ 460    $ 438
  Food                                                  944      947      955
  Beer                                                   92      134      144

Data by Geographic Region for the
years ended December 31, (in millions)                 1993     1992     1991
                                                    -------  -------  -------
Operating revenues:
  United States
   --domestic                                       $34,282  $35,304  $34,829
   --export                                           4,105    3,797    3,061
  Europe                                             18,304   17,388   16,029
  Other                                               4,210    2,642    2,539
                                                    -------  -------  -------
   Total operating revenues                         $60,901  $59,131  $56,458
                                                    =======  =======  =======
Operating profit:
 United States                                      $ 5,695  $ 8,146  $ 7,028
 Europe                                               1,689    1,764    1,523
 Other                                                  598      529      405
                                                    -------  -------  -------
   Total operating profit                             7,982   10,439    8,956
 Unallocated corporate expenses                         395      380      334
                                                    -------  -------  -------
  Operating income                                  $ 7,587  $10,059  $ 8,622
                                                    =======  =======  =======

Identifiable assets:
  United States                                     $34,522  $35,187  $34,302
  Europe                                             12,766   12,195   10,616
  Other                                               2,853    1,611    1,498
                                                    -------  -------  -------
                                                     50,141   48,993   46,416
Other assets                                          1,064    1,021      968
                                                    -------  -------  -------
   Total assets                                     $51,205  $50,014  $47,384
                                                    =======  =======  =======

Note 12. Pension Plans:

The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all U.S. employees. The plans provide retirement benefits for salaried employees based generally on years of service and compensation during the last years of employment. Retirement benefits for hourly employees generally are a flat dollar amount for each year of service. The Company funds these plans in amounts consistent with the funding requirements of federal law and regulations.

  Pension coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. The plans provide pension benefits that are based primarily on years of service and employees' salaries near retirement. The Company provides for obligations under such plans by depositing funds with trustees or purchasing insurance policies. The Company records liabilities for unfunded foreign plans.

U.S. Plans

Net pension (income) cost consisted of the following:

(in millions)                                          1993     1992     1991
                                                    -------  -------  -------
Service cost--benefits earned during
 the year                                           $   151  $   163  $   148
Interest cost on projected benefit
 obligation                                             362      359      337
Return on assets
  --actual                                             (796)    (345)  (1,152)
  --deferred gain (loss)                                314     (119)     726
Amortization of net gain upon adoption
 of SFAS No. 87                                         (28)     (28)     (28)
Other (income) cost                                     (47)      16
                                                    -------  -------  -------
Net pension (income) cost                            $  (44) $    46  $    31
                                                    =======  =======  =======

During 1993, the Company sold businesses and instituted early retirement and workforce reduction programs affecting participants in its pension plans. The resultant curtailment gains reduced pension cost by $47 million. During 1992, the Company instituted early retirement and workforce reduction programs affecting certain U.S. employees. Additional pension expense of $59 million related to these programs was offset by settlement and curtailment gains of $43 million.

  The funded status of U.S. plans at December 31 was as follows:

(in millions)                                                   1993     1992
                                                             -------  -------
Actuarial present value of accumulated benefit
 obligation--vested                                          $ 3,702  $ 3,167
           --nonvested                                           349      297
                                                             -------  -------
                                                               4,051    3,464
Benefits attributable to projected salaries                      588    1,034
                                                             -------  -------
Projected benefit obligation                                   4,639    4,498
Plan assets at fair value                                      6,099    5,611
                                                             -------  -------
Excess of assets over projected benefit
 obligation                                                    1,460    1,113
Unamortized net gain upon adoption of SFAS No. 87               (197)    (229)
Unrecognized prior service cost                                  149      177
Unrecognized net gain from experience differences               (882)    (560)
                                                             -------  -------
  Prepaid pension cost                                       $   530  $   501
                                                             =======  =======

The projected benefit obligation at December 31, 1993, 1992 and 1991 was determined using an assumed discount rate of 7.5%, 8.0% and 8.0%, respectively, and assumed compensation increases of 4% at December 31, 1993 and 6% and 7% at December 31, 1992 and 1991. The assumed long-term rate of return on plan assets was 9% at December 31, 1993, 1992 and 1991. Plan assets consist principally of common stock and fixed income securities.

  The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are generally determined as a percentage of consolidated pretax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $214 million, $229 million and $220 million in 1993, 1992 and 1991, respectively.

Non-U.S. Plans

Net pension cost consisted of the following:

(in millions)                                            1993    1992   1991
                                                        -----   -----  -----
Service cost--benefits earned during the year           $  63   $  59  $  54
Interest cost on projected benefit obligation             138     133    122
Return on assets
  --actual                                               (153)    (78)  (134)
  --deferred gain (loss)                                   55     (21)    40
Amortization of net gain upon adoption of
 SFAS No. 87                                               (1)     (1)    (2)
                                                        -----   -----  -----
 Net pension cost                                       $ 102   $  92  $  80
                                                        =====   =====  =====

The funded status of the non-U.S. plans at December 31 was as follows:


                                                         Assets Exceed          Accumulated
                                                          Accumulated             Benefits
                                                           Benefits            Exceed Assets
(in millions)                                         1993          1992      1993       1992
                                                    ------        ------    ------     ------
Actuarial present value of accumulated benefit
 obligation
   --vested                                         $  947        $  791    $  520     $  480
   --nonvested                                          94            94        54         61
                                                    ------        ------    ------     ------
                                                     1,041           885       574        541
Benefits attributable to projected salaries            254           295       109        105
                                                    ------        ------    ------     ------
Projected benefit obligation                         1,295         1,180       683        646
Plan assets at fair value                            1,408         1,224        44         42
                                                    ------        ------   -------     ------
Plan assets in excess of (less than) projected
 benefit obligation                                    113            44      (639)      (604)
Unamortized net (gain) loss upon adoption of SFAS
 No. 87                                                (24)          (15)        6          6
Unrecognized net (gain) loss from experience
 differences                                           (30)           12         7         24
                                                    ------        ------    ------     ------
Prepaid (accrued) pension cost                      $   59        $   41    $ (626)    $ (574)
                                                    ======        ======    ======     ======

The assumptions used in 1993 and 1992 were as follows:

                                                1993            1992
                                               ------          ------
Discount rates                              5.0% to 12.0%   5.5% to 12.0%
Compensation increases                      3.5% to 11.0%   5.0% to 11.0%
Long-term rates of return on plan assets    5.0% to 12.0%   4.8% to 12.0%


Plan assets consist primarily of common stock and fixed income securities.

Note 13. Postemployment Benefits:

Effective January 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This Statement requires the Company to accrue the costs of postemployment benefits, other than pensions and postretirement health care benefits, over the working lives of employees. The Company previously had expensed the cost of these benefits, which are principally severance and disability, when the related event occurred.

  The cumulative effect at January 1, 1993 of adopting SFAS No. 112, which was calculated on an undiscounted basis, reduced 1993 net earnings by $477 million ($.54 per share), net of $297 million of income tax benefits. Adoption of SFAS No. 112 did not materially reduce 1993 earnings before cumulative effect of accounting change.

Note 14. Postretirement Benefits Other Than Pensions:

Effective January 1, 1991, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. retiree benefit plans. Under SFAS No. 106, the Company accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. The Company previously had expensed the cost of these benefits, which are principally related to health care, as claims were incurred.

  The Company elected to recognize this change in accounting on the immediate recognition basis. The cumulative effect as of January 1, 1991 of adopting SFAS No. 106 was a decrease in 1991 net earnings of $921 million ($.99 per share).

  The Company expects to adopt SFAS No. 106 for its non-U.S. plans in 1995 and, based upon preliminary estimates, does not anticipate that the effects of adoption will be significant. Net postretirement health care costs for non-U.S. plans in 1993, 1992 and 1991 were expensed as incurred.

U.S. Plans

The Company and its U.S. subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents and beneficiaries. Generally, employees who have attained age 55 and who have rendered 5 to 10 years of service are eligible for these benefits. Certain health care plans are contributory; other benefit plans are noncontributory.

  Net postretirement health care cost consisted of the following:

 (in millions)                                                       1993   1992   1991
                                                                     ----   ----   ----
 Service cost--benefits earned during the period                     $ 59   $ 70   $ 68
 Interest cost on accumulated postretirement benefit obligation       159    168    148
 Amortization of unrecognized net loss from experience differences             2
 Amortization of unrecognized prior service cost                      (16)    (6)
 Net gain resulting from early retirement and workforce reduction
   programs                                                           (59)
                                                                     ----   ----   ----
   Net postretirement health care cost                               $143   $234   $216
                                                                     ====   ====   ====

During 1993, the Company sold businesses and instituted early retirement and workforce reduction programs affecting participants in its postretirement health care plans. The resultant settlement and curtailment gains of $79 million were partially offset by additional expense of $20 million.

  The Company's postretirement health care plans currently are not funded. The status of the plans at December 31 was as follows:

 (in millions)                                                        1993      1992
                                                                     ------    ------
 Actuarial present value of accumulated postretirement benefit obligation:
     Retirees                                                        $1,279    $1,016
     Fully eligible active plan participants                            182       256
     Other active plan participants                                     644       887
                                                                     ------    ------
                                                                      2,105     2,159
 Unrecognized net loss from experience differences                     (162)     (137)
 Unrecognized prior service cost                                        198        71
                                                                     ------    ------
     Accrued postretirement health care costs                        $2,141    $2,093
                                                                     ======    ======


The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.5% in 1992, 10.0% in 1993 and 9.5% in 1994, gradually declining to 6.0% by the year 2001 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 and net postretirement health care cost for the year then ended by approximately 15%.

  The accumulated postretirement benefit obligations at December 31, 1993, 1992 and 1991 were determined using assumed discount rates of 7.5%, 8.0% and 8.0%, respectively.

Non-U.S. Plans

Postretirement health care coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. The cost of these benefits, which has not been significant for the years ended December 31, 1993, 1992 and 1991, is expensed as claims are incurred.

Note 15. Contingencies:

There is litigation pending against the leading United States cigarette manufacturers seeking compensatory and, in some cases, punitive damages for cancer and other health effects alleged to have resulted from cigarette smoking or exposure to cigarette smoking. Philip Morris Incorporated ("PM Inc."), a wholly-owned subsidiary of the Company, is a defendant in some of these actions.

  Among the defenses to certain of this litigation raised by PM Inc. is preemption by the Federal Cigarette Labeling and Advertising Act, as amended (the "Act"). On June 24, 1992, the United States Supreme Court held that the Act, as enacted in 1965, does not preempt common law damage claims but that the Act, as amended in 1969, preempts claims arising after 1969 against cigarette manufacturers "based on failure to warn and the neutralization of federally mandated warnings to the extent that those claims rely on omissions or inclusions in advertising or promotions." The Court also held that the 1969 Act does not preempt claims based on express warranty, fraudulent misrepresentation or conspiracy. The Court also held that claims for fraudulent concealment were preempted except "insofar as those claims relied on a duty to disclose...facts through channels of communication other than advertising or promotion." (The Court did not consider whether such common law damage claims were valid under state law.) The Court's ruling affirmed in part, and reversed in part, a 1990 decision of the Court of Appeals for the Third Circuit, holding that the Act preempted claims arising after 1965 that challenged the adequacy of the federally mandated warning or the propriety of cigarette manufacturers' advertising and promotional activities. The Court's decision was announced by a plurality opinion. The effect of the decision on pending and future cases will be the subject of further proceedings in the lower federal and state courts. Additional similar litigation could be encouraged if legislative proposals to eliminate the federal preemption defense, pending in Congress since 1991, were enacted. It is not possible to predict whether any such legislation will be enacted.

  PM Inc. believes, and it has been so advised by counsel, that it has a number of valid defenses to all smoking and health cases, including, but not limited to, those defenses based on preemption under the Supreme Court decision referred to above. All such cases are, and will continue to be, vigorously defended. It is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably to PM Inc. An unfavorable outcome of a pending action could encourage the commencement of additional similar litigation.

  On April 2, 1993, the Company and several of its officers were named as defendants in the first of a number of purported shareholder class actions which have been consolidated in the United States District Court for the Southern District of New York. These lawsuits allege that the Company violated federal securities laws by making false and misleading statements concerning the effects of discount cigarettes on PM Inc.'s premium tobacco business prior to April 2, 1993, the date upon which PM Inc. announced revisions in its marketing and pricing strategies for its premium and discount brands. The Company will defend these lawsuits vigorously.

  Management believes that the ultimate outcome of all pending litigation matters should not have a material adverse effect on the Company's financial position. However, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period could be materially affected by the ultimate adverse outcome of certain pending litigation matters.

  The Company is contingently liable for payment of (Pounds)610 million notes maturing in 1994, sold with recourse in 1989.

Note 16. Additional Information:




(in millions)                                        1993     1992     1991
                                                   ------   ------   ------
Years ended December 31:
  Depreciation expense                             $1,042   $  963   $  939
                                                   ======   ======   ======
  Rent expense                                     $  380   $  348   $  314
                                                   ======   ======   ======
  Research and development expense                 $  421   $  410   $  396
                                                   ======   ======   ======
  Interest and other debt expense, net:
    Interest expense                               $1,478   $1,513   $1,696
    Interest income                                   (87)     (62)     (45)
                                                   ------   ------   ------
                                                   $1,391   $1,451   $1,651
                                                   ======   ======   ======

  Interest expense of financial services
  and real estate operations included in
  cost of sales                                    $   87   $   95   $   83
                                                   ======   ======   ======

Note 17. Financial Services and Real Estate Operations:

Philip Morris Capital Corporation ("PMCC") is a wholly-owned subsidiary of the Company. PMCC has investments in third-party leveraged and direct finance leases and securities of third parties and engages in various financing activities for customers and suppliers of the Company's subsidiaries. Additionally, PMCC is engaged through its wholly-owned subsidiary, Mission Viejo Company, in land planning, development and sales.

  Pursuant to a support agreement, the Company has agreed to retain ownership of 100% of the voting stock of PMCC and make periodic payments to PMCC to the extent necessary to ensure that earnings available for fixed charges equal at least 1.25 times its fixed charges. No payments were required in 1993, 1992 or 1991.

Note 17.Financial Services and
        Real Estate Operations (continued)

  Condensed balance sheet data at December 31 follows:

(in millions)                            1993     1992
                                      -------  -------
Assets
  Finance leases                       $5,314   $5,240
  Other investments                     1,440    1,402
                                       ------   ------
                                        6,754    6,642
  Less unearned income and
   allowances                           1,861    1,988
                                       ------   ------
  Finance assets, net                   4,893    4,654
  Real estate held for development
    and sale                              489      489
  Goodwill, net of accumulated
   amortization                            37       38
  Other assets                            284      148
                                       ------   ------
    Total assets                       $5,703   $5,329
                                       ======   ======
Liabilities and stockholder's
 equity
  Short-term borrowings                $  929   $  758
  Long-term debt                          863    1,384
  Deferred income taxes                 2,706    2,187
  Other liabilities                       169      186
  Stockholder's equity                  1,036      814
                                       ------   ------
    Total liabilities and
      stockholder's equity             $5,703   $5,329
                                       ======   ======

The amounts shown above include receivables and payables with the Company and its other subsidiaries as follows:


(in millions)                          1993     1992
                                     ------   ------
Finance assets, net                  $   24   $   32
Other assets                         $   20
Long-term debt                                $  208
Other liabilities                             $    7

These amounts were eliminated in the Company's consolidated balance sheets.

  Finance leases consist of a portfolio of investments in transportation, satellite transponders, power generation, manufacturing equipment and facilities and real estate. Rentals receivable for leveraged leases represent unpaid rentals less principal and interest on third-party nonrecourse debt.

  Effective December 31, 1993, PMCC adopted the method of accounting prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, PMCC's investment securities, included in other investments, are classified as available for sale and are recorded at fair value, with unrealized gains and losses included as a component of stockholders' equity. Prior to December 31, 1993, investments in marketable equity securities were recorded at the lower of cost or market value with market value adjustments included as a component of stockholders' equity.

  Other investments also include real estate and commercial receivables, the total estimated fair values of which, at December 31, 1993 and 1992, approximated the amounts disclosed above. Fair values were estimated by discounting projected cash flows using the current rates for similar loans to borrowers with similar credit ratings and maturities.

  Condensed income statement data follows for the years ended December 31,

(in millions)                                       1993   1992   1991
                                                    ----   ----   ----
Revenues:
  Financial services                                $276   $294   $269
  Real estate                                        134    146    125
                                                    ----   ----   ----
    Total revenues                                   410    440    394

Expenses:
  Financial services                                 105    141    141
  Real estate                                         90     93     83
                                                    ----   ----   ----
    Total expenses                                   195    234    224
Equity in earnings of limited partnership
 investments                                           8
                                                    ----   ----   ----
Earnings before income taxes and cumulative
 adjustments                                         223    206    170
Cumulative pretax adjustments related to
 leveraged leases                                     23
                                                    ----   ----   ----
Earnings before income taxes and cumulative
 effect of accounting change                         246    206    170
Provision for income taxes:
  Current year                                        75     66     49
  Cumulative adjustments related to leveraged
   leases                                             40
                                                    ----   ----   ----
    Total provision for income taxes                 115     66     49
                                                    ----   ----   ----
Earnings before cumulative effect of
 accounting change                                   131    140    121
Cumulative effect of change in method of
 accounting for postretirement benefits other
 than pensions                                                      (4)
                                                    ----   ----   ----
Net earnings                                        $131   $140   $117
                                                    ====   ====   ====

PMCC's portfolio of leveraged leases was recalculated using a 35% federal income tax rate, retroactive to January 1, 1993. A cumulative adjustment was recorded that increased earnings before income taxes and cumulative effect of accounting change, increased the provision for income taxes and decreased net earnings by $23 million, $40 million and $17 million, respectively.

Note 18. Quarterly Financial Data (Unaudited):

                                                           1993 Quarters
(in millions, except per share data)              1st        2nd       3rd       4th
                                              -------   --------   -------   -------
Operating revenues                            $15,189   $ 15,789   $15,209   $14,714
                                              =======   ========   =======   =======
Gross profit                                  $ 5,935   $  6,277   $ 5,926   $ 5,712
                                              =======   ========   =======   =======
Earnings before cumulative effect of
 accounting change                            $ 1,214   $  1,048   $   967   $   339
Cumulative effect of change in method of
 accounting                                      (477)
                                              -------   --------   -------   -------
Net earnings                                  $   737   $  1,048   $   967   $   339
                                              =======   ========   =======   =======
Per share data:
  Earnings before cumulative effect of
   accounting change                          $  1.38   $   1.19   $  1.11   $   .38
  Cumulative effect of accounting change         (.54)
                                              -------   --------   -------   -------
  Net earnings                                $   .84   $   1.19   $  1.11   $   .38
                                              =======   ========   =======   =======
  Dividends declared                          $   .65   $    .65   $   .65   $   .65
                                              =======   ========   =======   =======
  Market price--high                          $77 5/8   $64 3/4    $51 3/8   $59 3/8
              --low                           $60 5/8   $45        $45 3/8   $45 1/2

Effective January 1, 1993, the Company changed its method of accounting for postemployment benefits. This change in accounting reduced previously reported net earnings by $4 million in the first quarter, $5 million in the second quarter ($.01 per share) and $4 million in the third quarter. See Note 13.

  During the fourth quarter of 1993, the Company provided $741 million pretax, $457 million after tax, for the costs of restructuring its worldwide operations. The pretax charge was included in marketing, administration and research costs. See Note 3.

                                                           1992 Quarters
(in millions, except per share data)              1st       2nd       3rd       4th
                                              -------   -------   -------   -------
Operating revenues                            $14,051   $15,155   $15,005   $14,920
                                              =======   =======   =======   =======
Gross profit                                  $ 5,522   $ 6,382   $ 6,098   $ 6,011
                                              =======   =======   =======   =======
Net earnings                                  $ 1,099   $ 1,353   $ 1,291   $ 1,196
                                              =======   =======   =======   =======
Per share data:
  Net earnings                                $  1.20   $  1.48   $  1.44   $  1.34
                                              =======   =======   =======   =======
  Dividends declared                          $  .525   $  .525   $  .650   $  .650
                                              =======   =======   =======   =======
  Market price--high                          $82 1/2   $79 7/8   $86 5/8   $84 7/8
              --low                           $72 5/8   $69 1/2   $73 7/8   $74

The sum of quarterly per share amounts does not equal the annual amount due to changes in shares outstanding during the year.

  During the second quarter of 1992, the Company sold its interest in a Canadian joint venture for a pretax gain of $137 million, $82 million after tax. In addition, the Company provided $144 million pretax, $89 million after tax, for costs of discontinuing certain products, an early retirement program, and reorganization of distribution and customer service centers. The pretax gain, as well as the pretax charges, was included in marketing, administration and research costs.

                                   ------------------

The principal stock exchange, on which the Company's common stock (par value $1 per share) is listed, is the New York Stock Exchange. At January 31, 1994 there were approximately 164,400 holders of record of the Company's common stock.

Report of Independent Accountants

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

We have audited the accompanying consolidated balance sheets of Philip Morris Companies Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

  As discussed in Notes 1, 13 and 14 to the consolidated financial statements, the Company adopted in 1993 the method of accounting for postemployment benefits prescribed by Statement of Financial Accounting Standards No. 112, and in 1991 adopted the method of accounting for postretirement benefits other than pensions prescribed by Statement of Financial Accounting Standards No. 106.

/s/ Coopers & Lybrand
Coopers & Lybrand

New York, New York
January 24, 1994


Company Report on Financial Statements

The consolidated financial statements and all related financial information herein are the responsibility of the Company. The financial statements, which include amounts based on judgments, have been prepared in accordance with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the financial statements.

  The Company maintains a system of internal controls that it believes provides reasonable assurance that transactions are executed in accordance with management's authorization and properly recorded, that assets are safeguarded, and that accountability for assets is maintained. The system of internal controls is characterized by a control-oriented environment within the Company, which includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

  Coopers & Lybrand, independent accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

  The Audit Committee of the Board of Directors, composed of six non-management directors, meets periodically with Coopers & Lybrand, the Company's internal auditors and management representatives to review internal accounting control, auditing and financial reporting matters. Both Coopers & Lybrand and the internal auditors have unrestricted access to the Audit Committee and may meet with it without management representatives being present.

                     GRAPHICS APPENDIX LIST FOR EXHIBIT 13


                                                               Where
Description of Graphic                                      Graphic Appears
- ----------------------                                      ---------------

Graphic image of a globe with various brand names of        Pages 20,27,29,
products of the Company superimposed upon the globe         31 and 33