Form 10-K, Exhibit 13
period 1994-12-31
PHILIP MORRIS COMPANIES INC
filed 1995-03-10
CIK 764180

                                                                      EXHIBIT 13

OUR
STRENGTH
IS IN OUR
NUMBERS

FINANCIAL CONTENTS

19  Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations
26  Selected Financial Data--
    Fifteen-Year Review
28  Consolidated Balance Sheets
30  Consolidated Statements of Earnings
30  Consolidated Statements of
    Cash Flows
32  Consolidated Statements of
    Stockholders' Equity
33  Notes to Consolidated Financial
    Statements
46  Report of Independent Accountants
46  Company Report on Financial
    Statements

.   Annual dividend rate up 26.9%

.   $6 billion, 3-year share repurchase program authorized

.   Earnings per share up 19.0%

.   Consumer products debt to equity ratio down to 1.17 from 1.41

.   Marlboro retail market share at 28.6%, up 3.7 share points

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CONSOLIDATED OPERATING RESULTS--OPERATING REVENUES
(in millions)                   1994        1993        1992
                                ----        ----        ----
Tobacco                      $28,671     $25,973     $25,677
Food                          31,669      30,372      29,048
Beer                           4,297       4,154       3,976
Financial services and
  real estate                    488         402         430
                             -------     -------     -------
  Total                      $65,125     $60,901     $59,131
                             =======     =======     =======


CONSOLIDATED OPERATING RESULTS--OPERATING INCOME
(in millions)                   1994        1993        1992
                                ----        ----        ----
Tobacco                      $ 6,162     $ 4,910     $ 7,193
Food                           3,108       2,608       2,769
Beer                             413         215         258
Financial services and
  real estate                    208         249         219
                             -------     -------     -------
  Operating profit             9,891       7,982      10,439
Unallocated corporate
  expenses                      (442)       (395)       (380)
                             -------     -------     -------
  Total                      $ 9,449     $ 7,587     $10,059
                             =======     =======     =======

1994 Compared with 1993
Operating revenues for 1994 increased $4.2 billion (6.9%) over 1993.
Operating profit, as defined for segment reporting purposes (operating income excluding unallocated corporate expenses), increased $1.9 billion (23.9%), reflecting increases in all consumer products business segments, the 1993 restructuring charge (discussed below) and the 1993 domestic tobacco business strategy (discussed below). Excluding the 1993 restructuring charge, operating profit increased $1.2 billion (13.4%) over 1993.

  Interest and other debt expense, net, decreased $158 million (11.4%) in 1994, due primarily to lower average outstanding debt during the year, partially offset by higher interest rates on debt.

  Earnings before cumulative effect of accounting change increased in 1994 by $1.2 billion (32.4%), due to increased operating profit ($1.9 billion) and lower interest and other debt expense, net ($158 million), partially offset by a higher income tax provision ($863 million). Excluding the 1993 restructuring charge, earnings before cumulative effect of accounting change increased 17.4% over 1993.

  Earnings per share before cumulative effect of accounting change increased in 1994 by 34.2%, due to an increase in earnings of 32.4% to $4.7 billion and fewer shares outstanding. Excluding the 1993 restructuring charge, earnings per share before cumulative effect of accounting change increased 19.0% over 1993. As a result of the Company's share repurchase programs, the weighted average number of shares outstanding decreased to 867 million in 1994 from 878 million in 1993.

1993 Compared with 1992
Operating revenues for 1993 increased $1.8 billion (3.0%). As a result of the restructuring charge (discussed below) and the 1993 domestic tobacco business strategies (discussed below),


                            LOGO - BENSON & HEDGES
operating profit decreased $2.5 billion (23.5%). Excluding domestic tobacco and the restructuring charge, operating profit increased 12.6% over 1992.

  Interest and other debt expense, net, decreased $60 million (4.1%) in 1993, due primarily to lower interest rates and higher interest income, partially offset by higher average outstanding debt during the year.

  A new federal income tax law became effective January 1, 1993. As a result, 1993 earnings per share reflected a $.05 per share reduction to reflect the higher tax rate.

  Earnings before cumulative effect of accounting change decreased in 1993 by $1.4 billion (27.8%), due to decreased operating profit ($2.5 billion), partially offset by lower interest and other debt expense, net ($60 million) and a lower income tax provision ($1.0 billion).


Net earnings and earnings per share for 1993 were as follows:

                                 Net
                            Earnings    Earnings    E.P.S. %
                       (in millions)   per Share    Decrease
                       -------------   ---------    --------

Net earnings excluding
  restructuring and
  SFAS No. 112                $4,043       $4.60     (15.6)%
SFAS No. 112--
  incremental charge             (18)       (.02)
                              ------       -----

Net earnings--ongoing
  basis                        4,025        4.58
Restructuring provision         (457)       (.52)
                              ------       -----
                               3,568        4.06

SFAS No. 112--
  cumulative adjustment         (477)       (.54)
                              ------       -----
Net earnings--as reported     $3,091       $3.52     (35.4)%
                              ======       =====     ======

  Earnings per share for 1993, excluding the impact of restructuring and the adoption of Statement of Financial Accounting Standards ("SFAS") No. 112, decreased 15.6% from 1992, due to a decrease in earnings of 18.1% to $4.0 billion, partially offset by fewer shares outstanding. As a result of the Company's share repurchase program, the weighted average number of shares outstanding decreased to 878 million in 1993 from 906 million in 1992.

1993 Restructuring
In the fourth quarter of 1993, the Company provided for the restructuring of its worldwide operations to significantly reduce its cost structure and improve its future growth, profitability and cash flow. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively. Included in this charge were asset write-downs of $429 million, with the remainder of the charge representing anticipated cash expenditures to be funded with cash provided by operating activities. As part of the restructuring, the Company intends to reduce its workforce by approximately 8%, or 14,000 positions by 1996. It is estimated that the SFAS No. 112 reserve will be sufficient to provide for costs associated with the workforce reduction contemplated by the restructuring. Savings from the planned actions are being used for both business-building initiatives and profit improvement.

  During 1994, the Company expended approximately $100 million in connection with the 1993 restructuring program. Originally, the Company had estimated that the restructuring would result in approximately $600 million of annual after-tax savings by 1997. Due to higher worldwide demand of cigarettes, some restructuring savings are expected to be delayed. The revised planned savings by 1997 are now estimated at $500 million.


OPERATING RESULTS BY BUSINESS SEGMENT
TOBACCO--OPERATING REVENUES

(in millions)                   1994        1993        1992
                                ----        ----        ----
Domestic tobacco (PM Inc.)   $11,110     $10,227     $12,010
International tobacco         17,561      15,746      13,667
                             -------     -------     -------
  Total                      $28,671     $25,973     $25,677
                             =======     =======     =======


TOBACCO--OPERATING PROFIT
(in millions)                   1994        1993        1992
                                ----        ----        ----
Domestic tobacco (PM Inc.)    $3,302      $2,808      $5,185
International tobacco          2,877       2,360       2,018
Amortization of goodwill         (17)        (13)        (10)
Restructuring charges                       (245)
                              ------      ------      ------
  Total                       $6,162      $4,910      $7,193
                              ======      ======      ======

Business Environment
The tobacco industry, including PM Inc., has faced a number of issues which have affected volume, operating revenues and operating profit. In 1994, these developments intensified and new issues emerged. These included proposed federal regulatory controls, actual and proposed excise tax increases, federal, state and local governmental and private restrictions on smoking (including additional restrictions imposed by airlines), new and proposed restrictions on tobacco manufacturing, marketing, advertising and sales, increased assertions of adverse health effects associated with both smoking and exposure to tobacco smoke (and legislation or other governmental action seeking to ascribe to the industry responsibility and liability therefor), the diminishing social acceptance of smoking and the commencement of private plaintiff class action litigation as well as actions by states seeking Medicaid reimbursement. See the Report of Independent Accountants and Note 15 to the Consolidated Financial Statements regarding litigation in which the Company and/or PM Inc. are defendants.

  Currently, the federal excise tax on cigarettes is $12 per thousand ($.24 per pack). During 1994, the legislative health care debate produced numerous proposals for increasing the federal excise tax on tobacco, ranging from increases of $.45 to $1.75 per pack. Legislation in the Senate and in the House of Representatives contained provisions which were identical and which, if enacted, would have resulted in an increase of $.45 per pack, to be phased in over a five-year period commencing August 1, 1995. Congress adjourned without taking action on these proposals. It is anticipated that higher excise taxes, if implemented, could result in volume declines for PM Inc. and the cigarette industry and might cause shifts between the premium and discount segments.


                              LOGO - ENTENMANN'S

  Legislation or other governmental action is proposed periodically that not only would increase excise taxes but also would curtail further the advertisement and use of tobacco products. During 1994, members of Congress and the Administration proposed measures which, if adopted, would ban or severely restrict smoking in workplaces and in buildings permitting public access, require substantial additional health warning and product content information on cigarette packages and in advertising, eliminate the tax deductibility of a portion of the cost of tobacco advertising and authorize the United States Food and Drug Administration to regulate tobacco as an addictive drug.

  It is not possible to determine what, if any, governmental legislation or regulations will be adopted relating to cigarettes or to smoking. However, any or all of the foregoing, if implemented, could have adverse impact on PM Inc.'s volume, operating revenues and operating profit, the amounts of which cannot be determined. In addition, there is litigation pending against the Company and PM Inc. which is discussed in detail in Note 15 to the Consolidated Financial Statements. The Company's position with regard to this litigation is set forth therein.

Domestic Tobacco Pricing Strategy Adopted in 1993
During the second quarter of 1993, PM Inc. responded to the increasingly price-sensitive domestic tobacco market by implementing an extensive promotional program to reduce the average retail price of Marlboro cigarettes. This action, which represented a major shift in its domestic tobacco pricing strategy, was intended to restore lost market share and improve long-term profitability. The market share results of the Marlboro brand price promotion exceeded expectations. Accordingly, during the third quarter of 1993, PM Inc. announced certain actions designed to continue its share recovery strategy. Specifically, PM Inc. created a two-category pricing structure for its tobacco brands, premium and discount. In the premium segment, PM Inc. converted its Marlboro retail price promotion into an equivalent wholesale list price reduction that applied to all its other premium brands as well. In the discount segment, PM Inc. raised the net list price of its deep discount products. Its other discount brands are being offered at the same net list price. These strategies effectively narrowed the price gap between PM Inc.'s premium cigarette brands and competitors' discount products. These strategies thus far have proven successful, with PM Inc. recording share and volume gains for Marlboro and its other premium brands since lowering prices.

1994 Compared with 1993
Domestic tobacco. During 1994, domestic cigarette industry volume (based on shipments) continued to shift from the discount segment to the more profitable premium segment. The premium and discount segments accounted for approximately 67% and 33%, respectively, of the domestic cigarette industry in 1994, compared with 63% and 37%, respectively, in 1993.

  PM Inc.'s domestic volume (based on shipments) was 219.4 billion units in 1994, an increase of 12.7%, reflecting the continued success of PM Inc.'s new pricing strategy and its marketing and promotional programs. This compared with an industry increase of 6.2%. PM Inc.'s market share for 1994 was 44.8%, an increase of 2.6 share points from 1993. In the premium segment, volume in PM Inc.'s brands increased 22.3% in 1994, compared with a 13.3% increase for the industry, resulting in a category share gain of 3.9 share points to 53.6%. The Marlboro family's volume was up 29.3 billion units (27.0%) for a 28.1% share of the total industry, as compared with a 23.5% share in 1993. In the discount segment, PM Inc.'s shipments decreased 15.2% to 42.3 billion units in 1994, compared with an industry decrease of 6.1%, resulting in PM Inc.'s decrease of
2.8 share points in this segment to 26.5%.

  Since the implementation of the pricing strategy discussed above, Nielsen retail sales data, a more accurate reflection of consumer buying habits than shipment data, indicate PM Inc. and Marlboro 1994 market shares of 46.2% and 28.6%, respectively, as compared with 43.8% and 24.9%, respectively, during 1993, and 41.6% and 22.0%, respectively, at their low point in March 1993. Additionally, retail share of PM Inc.'s other premium brands, as a group, climbed to 9.0% during 1994, up from 8.8% during 1993 and 8.3% in August 1993, when PM Inc. lowered its premium brands' wholesale list prices. (March 1993 retail market shares were restated in the first quarter of 1994 to reflect PM Inc.'s change to a more representative Nielsen survey of retail outlets. Previously reported retail market shares for PM Inc. and Marlboro in March 1993 were 41.7% and 22.1%, respectively.)

  During 1994, the Company's domestic tobacco operating revenues increased 8.6%, due primarily to volume increases ($1.3 billion) and favorable product mix ($461 million), partially offset by price decreases ($887 million). Operating profit in 1994 increased 17.6%, due primarily to volume increases ($802 million), favorable product mix ($452 million) and lower marketing, administration and research costs ($245 million), partially offset by price decreases and higher costs (aggregating $1.0 billion).

  International tobacco. Operating revenues in 1994 increased 11.5%, due primarily to favorable volume/mix ($756 million), higher foreign excise taxes ($752 million), price increases ($260 million) and currency movement ($59 million). Total international unit volume increased 76.2 billion units (16.6%) to 536.0 billion units. Volume advanced in most markets, including Germany, Italy, France, Spain, the Netherlands, Belgium, Central and Eastern Europe, the Middle East, Hong Kong, Japan, Korea, Argentina and Brazil. For the full year, volume declined in Turkey reflecting reduced consumer purchasing power, but was higher in the fourth quarter due to a new product launch. The Company's market share advanced in most of its major international markets, with record shares achieved in Germany, Italy, France, Spain, the Netherlands, Belgium, Finland, Japan, Korea, Hong Kong, Singapore, Argentina and Brazil. International volume continued to grow for Marlboro and the Company's other international brands. Operating profit increased 21.9%, due primarily to price increases and lower costs (aggregating $426 million) and volume/mix increases ($351 million), partially offset by higher marketing expenses ($179 million) and currency movement ($71 million).

1993 Compared with 1992
Domestic tobacco. During 1993, domestic cigarette industry volume continued to shift from the premium segment to the discount segment, although the trend began to reverse in the third quarter of 1993, following the implementation of PM Inc.'s pricing strategy discussed above. The premium and discount segments for 1993 accounted for approximately 63% and 37%,


                                LOGO - VELVEETA
respectively, of the domestic cigarette industry, as compared with 70% and 30%, respectively, in 1992.

  PM Inc.'s domestic volume was 194.7 billion units, a decrease of 9.1% compared with an industry decline of 9.0%. PM Inc.'s market share was 42.2%, stable with 1992. In the premium segment, volume in PM Inc.'s brands decreased 16.2%, compared with a 17.6% decrease for the industry, resulting in a market share gain of .9% share point to 49.7%. The Marlboro family's volume was down 15.4 billion units (12.4%), accounting for a 23.5% share of the total industry, as compared with a 24.4% share in 1992. However, PM Inc. believes that much of the decline in Marlboro and other premium brands was due to wholesale inventory reductions, compared with prior years when wholesale inventories were maintained at higher levels in anticipation of price increases. In the discount segment, PM Inc.'s shipments increased 20.1% to 49.8 billion units, resulting in a gain of
2.3 share points in this segment to 29.4%. The foregoing volume and market share data are based on shipments. Since the implementation of the strategy announced on April 2, 1993, and subsequent actions taken by PM Inc., Nielsen retail sales data, a more accurate reflection of consumer buying habits than shipment data, indicated a share gain for Marlboro, growing from its low point of 22.0% in March to 27.4% in December.

  In 1993, PM Inc.'s operating revenues decreased 14.8%, due primarily to volume decreases ($1.1 billion), unfavorable product mix ($530 million) and price decreases ($517 million, including approximately $200 million to compensate wholesale and retail distributors for the effects of price decreases on their inventories), partially offset by an increase in federal excise taxes ($387 million). Operating profit decreased 45.8% from 1992, due primarily to higher marketing, administration and research costs ($850 million, substantially all of which related to promotions of Marlboro), volume decreases ($743 million), price decreases ($517 million) and unfavorable product mix ($452 million), partially offset by cost decreases ($206 million, including a $105 million favorable impact from inventory calculations).

  International tobacco. Operating revenues in 1993 increased 15.2%, due primarily to higher foreign excise taxes ($1.0 billion, including those for previously unconsolidated operations and acquisitions), favorable volume/mix ($663 million), the consolidation of previously unconsolidated operations ($435 million), price increases ($166 million) and the impact of acquisitions ($79 million), partially offset by currency movement ($287 million). Total 1993 international unit volume increased 38.5 billion units (9.2%) to 459.7 billion units. Volume gains were recorded in most markets including Italy, Germany, France, Turkey, Central and Eastern Europe, Japan and Argentina. The Company's market share trends remained positive in all its major international markets. Marlboro's international volume continued to grow, increasing 3.5% to 240.1 billion units. International tobacco operating profit increased 16.9%, due primarily to volume/mix increases ($302 million), price increases, net of cost increases ($155 million), the consolidation of previously unconsolidated operations ($89 million) and the impact of acquisitions ($22 million), partially offset by higher marketing expenses ($103 million) and currency movement ($52 million).


FOOD--OPERATING REVENUES
(in millions)                   1994        1993        1992
                                ----        ----        ----
North American food          $21,556     $20,940     $20,325
International food            10,113       9,432       8,723
                             -------     -------     -------
  Total                      $31,669     $30,372     $29,048
                             =======     =======     =======


FOOD--OPERATING PROFIT
(in millions)                   1994        1993        1992
                                ----        ----        ----
North American food           $2,539      $2,404      $2,194
International food             1,153       1,114       1,083
Amortization of goodwill        (584)       (553)       (508)
Restructuring charges                       (357)
                              ------      ------      ------
  Total                       $3,108      $2,608      $2,769
                              ======      ======      ======

Business Environment
The Company has taken several steps to reduce costs and increase profitability. Effective January 1995, the Company implemented a reorganization of its North American food business to fully integrate the operations of the former Kraft USA and General Foods USA. The combined organization, named Kraft Foods, Inc., is expected to streamline operations and improve speed, effectiveness and customer response. Similarly, the Company continued to integrate its European operations into one entity, Kraft Jacobs Suchard.

  In addition to the above steps, the Company has sold several domestic businesses as part of a broad strategy to rebalance its branded food portfolio for enhanced growth and profitability. These include frozen vegetables and ice cream businesses in the fourth quarter of 1993 and The All American Gourmet Company, maker of frozen meals and side dishes, in the fourth quarter of 1994. In addition, the Company entered into an agreement in the fourth quarter of 1994 to sell its Kraft Foodservice distribution business. The sale closed in February 1995. The Kraft Foodservice divestiture will lower 1995 operating revenues by approximately $3.5 billion, net of sales to Kraft Foodservice from the Company's other North American food businesses. This divestiture will not have a material effect on the Company's results of operations in 1995, but will improve the operating profit margin of North American food operations.

  The Company is a major purchaser of green coffee beans, poultry, meat cuts, wheat, cocoa, sugar and hazel nuts. The Company continually monitors worldwide supply and cost trends of these commodities to enable it to take appropriate actions to obtain ingredients needed for production. Such actions may, when deemed prudent, include commodity futures transactions.

  Both the North American and International food businesses were affected during 1994 by higher green coffee bean prices, resulting from frosts in Brazil in the second quarter. Late in the fourth quarter of 1994, green coffee bean prices moderated slightly, due primarily to higher Brazilian crop estimates than originally anticipated.

                               LOGO - HIGH LIFE

  In May 1994, new labeling requirements for food products, issued by the U.S. Food and Drug Administration, became effective. Compliance with the new requirements has not had a material adverse impact on North American food results of operations.

1994 Compared with 1993
In 1994, North American food operating revenues increased 2.9%, due to volume increases ($807 million) and price increases ($493 million, due primarily to rising commodity costs), partially offset by the impact of dispositions, net of acquisitions ($629 million) and currency movement ($85 million). Volume rose from increases in cheese; in cereals and processed meats, due primarily to new products and line extensions; in frozen pizza, due to geographic expansion and category growth; and in Kraft Foodservice distribution and Canadian operations. Volume declined in commodity oil products, dinners and enhancers (rice products, stuffing mixes and syrups) and coffee (reflecting category contraction from higher pricing, due to increased green bean costs). Operating profit in 1994 increased 5.6%, due primarily to volume increases ($307 million) and price increases, net of cost increases ($139 million), partially offset by higher marketing expenses ($322 million).

  Operating revenues in 1994 for International food increased 7.2%, due primarily to acquisitions ($336 million) as well as commodity driven price increases. These increases were partially offset by volume decreases ($104 million) and currency movement ($32 million). Coffee volume was unfavorably impacted by higher retail prices, a result of frosts in Brazil which substantially increased green bean costs. Confectionery volume increased, benefiting from successful marketing programs and new product launches. Overall, cheese and grocery volume was also higher as key brands continued to perform well in Europe and Asia. Operating profit in 1994 increased 3.5%, due primarily to acquisitions ($34 million) and price increases, partially offset by higher marketing, administration and research costs ($89 million, due partly to geographic expansion), volume decreases ($63 million) and currency movement ($22 million).

1993 Compared with 1992
In 1993, North American food operating revenues increased 3.0%, due primarily to price increases ($404 million), volume increases ($260 million) and the impact of acquisitions, net of dispositions ($21 million), partially offset by currency movement ($88 million). Volume gains were recorded in cereals and frozen pizza, due primarily to acquisitions, and in cheese, processed meats, bakery, frozen meals, Kraft Foodservice distribution and Canadian operations. Volume declined in beverages and in turkey products. Operating profit increased 9.6%, due primarily to price increases and lower product costs (aggregating $329 million), volume increases ($33 million) and the impact of acquisitions, net of dispositions ($16 million), partially offset by higher marketing expenses ($195 million) and currency movement ($13 million).

  International food operating revenues in 1993 increased 8.1%, due primarily to the impact of acquisitions ($1.0 billion), volume increases ($423 million) and the consolidation of previously unconsolidated subsidiaries ($159 million), partially offset by currency movement ($884 million). All major core categories showed volume growth versus the prior year, particularly confectionery, which benefited from acquisitions, new product introductions and line extensions. Market share for the core confectionery and coffee businesses continued to show positive trends. Operating profit increased 2.9%, due primarily to volume increases ($178 million), acquisitions ($153 million) and lower product costs ($104 million), partially offset by currency movement ($202 million), higher marketing expenses ($162 million) and 1992 gains on sales of assets ($47 million).

BEER

1994 Compared with 1993
Operating revenues in 1994 increased $143 million (3.4%), due to price/mix increases ($93 million), the acquisition of Molson Breweries U.S.A. Inc. in the second quarter of 1993 ($71 million) and volume increases ($61 million), partially offset by the disposition of distributorships ($82 million). Unit volume (based on shipments) increased 2.8% reflecting strong growth in premium brands (7.6%), partially offset by a decrease in budget brands. Premium brand growth was led by the introductions of ice-brewed products and Red Dog. Miller Lite volume declined, but volume for the Lite brand family grew, due to the introduction of Lite Ice. Market share of the U.S. malt beverage industry (based on shipments) was 22.7% in 1994 compared with 22.2% in 1993. Operating profit, excluding the $139 million impact of the 1993 restructuring, increased $59 million (16.7%), due primarily to price/mix increases ($75 million), lower costs due to a reduction in workforce ($38 million) and higher volume ($25 million), partially offset by higher marketing, administration and research costs ($77 million) and dispositions ($11 million).

1993 Compared with 1992
Operating revenues in 1993 increased 4.5%, due primarily to the acquisition of Molson Breweries U.S.A. Inc. ($164 million) and shipment volume increases, excluding Molson brands ($45 million), partially offset by price/mix decreases ($57 million). During the second quarter of 1993, the Company acquired a 20% equity interest in Molson Breweries in Canada and 100% of Molson Breweries U.S.A. Unit volume (based on shipments) increased 4.3% to 44.0 million barrels, up 1.1% excluding Molson brands, compared with U.S. malt beverage industry shipments, which were up slightly during the year. During 1993, consumer trade-down patterns were evident in the industry as sales in the premium category declined. Accordingly, the Company reduced the price of Miller High Life in many markets during the year. Shipment volume gains were recorded in Miller High Life, reflecting such price reductions, and in the Miller Genuine Draft brand family. Shipments of Miller Lite declined, but by a lesser percentage than that experienced in prior years, reflecting concentrated marketing efforts to slow its decline. Market share of the U.S. malt beverage industry (based on shipments) was 22.2% in 1993 compared with 21.4% in 1992. Operating profit, excluding the $139 million impact of the 1993 restructuring, increased 37.2%, due primarily to lower product costs ($84 million), a 1992 provision for workforce reduction programs ($25 million), higher volume, excluding Molson brands ($19 million) and the impact of acquisitions ($19 million), partially offset by price/mix decreases ($57 million).

                                 LOGO - BASIC

FINANCIAL SERVICES AND REAL ESTATE

1994 Compared with 1993
Operating revenues from financial services and real estate operations increased 21.4% and operating profit decreased 16.5% in 1994. Operating revenues from financial services decreased 7.0%, due primarily to lower finance asset levels. The Company sold its stock and bond portfolio in the first quarter of 1994. The majority of the proceeds from the sales were not reinvested, but used for a $475 million dividend to Philip Morris Companies Inc. Operating profit from financial services decreased 22.1%, due primarily to a 1993 adjustment to the Company's leveraged lease portfolio to account for the new federal income tax rate (see below) and lower 1994 finance asset investment income. Operating revenues and operating profit from real estate operations increased from 1993 levels, due primarily to higher residential land sales in Southern California and Colorado.

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

FINANCIAL REVIEW

Cash Provided and Used

Net Cash Provided by Operating Activities
In 1994, cash provided by operating activities was $6.9 billion, compared with $7.0 billion in 1993. The decrease was due primarily to more cash used for working capital items in 1994 (including approximately $300 million of expenditures related to the 1993 restructuring program and corresponding workforce reductions) and payment of interest on zero coupon bonds which matured in 1994, partially offset by higher earnings.

  Free cash flow is a measure of excess cash generated by a company and is available for debt repayment, share repurchase and acquisitions. The Company defines free cash flow as cash provided by operating activities less capital expenditures, dividends paid to stockholders and net investments in finance assets. In 1994, consolidated free cash flow totaled $3.0 billion, approximating the 1993 amount.

  In 1993, cash provided by operating activities increased $85 million (1.2%) to $7.0 billion, due primarily to less cash used for working capital items in 1993, partially offset by lower earnings. Neither the adoption of SFAS No. 112 nor the provision for restructuring had a material impact on the Company's operating cash flow in 1993.

Net Cash Used in Investing Activities
Cash used in investing activities of $1.2 billion decreased in 1994 by $3.0 billion (70.7%), reflecting less cash spent for acquisitions in 1994 as compared with 1993. Capital expenditures were $1.7 billion in 1994, approximately 62% and 31% of which related to food operations and tobacco operations, respectively, primarily for modernization of manufacturing facilities. Capital expenditures are estimated to be $1.7 billion in 1995 and a total of $7.5 billion for the five-year period 1995-1999, of which approximately 55% and 59%, respectively, are projected for food operations and approximately 36% and 32%, respectively, are projected for tobacco operations.

  In 1994, cash provided by net proceeds from finance assets was $307 million, as compared with cash used for net investments in finance assets of $70 million in 1993 and $801 million in 1992.

  During 1994, the Company made several strategic international acquisitions in its tobacco and food operations at a cost of $146 million. Also during 1994, the Company sold The All American Gourmet Company (frozen dinners business) and several beer distributorships. The proceeds from the sales of these businesses and other smaller divestitures aggregated $300 million. In February 1995, the Company sold its Kraft Foodservice distribution business.

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

  During 1993, the Company acquired Freia Marabou a.s, a Scandinavian confectionery company, at a cost of $1.3 billion, a North American ready-to-eat cold cereals business at a cost of $448 million and The Terry's Group, a United Kingdom confectionery company, for $295 million. In addition, the Company acquired a 20% equity interest in Molson Breweries in Canada and 100% of Molson Breweries U.S.A., at a cost of $320 million. Also, the Company acquired 98% of Kazakhstan cigarette manufacturer Almaty Tobacco Kombinat from the Government of the Republic of Kazakhstan at a cost of approximately $300 million. The Company also increased its investment in food and tobacco operations in other regions of Central and Eastern Europe.

  During 1993, the Company sold its ice cream business, frozen vegetables business and beer can manufacturing plants. The proceeds from the sales of these businesses aggregated $498 million.

Net Cash Used in Financing Activities

Debt
The Company's total debt was $16.5 billion at December 31, 1994 and $18.2 billion at December 31, 1993 and 1992.

  During 1994, total consumer products debt decreased $1.4 billion. The decrease represented $1.7 billion of net repayment of long-term debt, partially offset by $172 million of net issuance of short-term debt. During 1993, total consumer products debt increased $95 million. The increase represented $1.2 billion of


                    LOGO - PHILADELPHIA BRAND CREAM CHEESE
net issuance of short-term debt, partially offset by $1.1 billion of net repayment of long-term borrowings. During 1992, total consumer products debt increased $980 million. The increase represented $1.7 billion of net issuance of long-term debt, partially offset by $683 million of net repayment of short-term borrowings.

  Fixed rate debt comprised approximately 81% and 83% of consumer products debt at December 31, 1994 and 1993, respectively. The average interest rate on total consumer products debt was approximately 7.7% and 7.6% during 1994 and 1993, respectively. At December 31, 1994, the average interest rate on total consumer products debt, including the impact of currency swap agreements discussed below, was approximately 7.8%.

  The Company operates internationally, with manufacturing and sales facilities in various locations around the world. The Company continually evaluates its foreign currency exposure (primarily the Swiss franc, Deutsche mark, Swedish krona, Canadian dollar and Italian lira), based on current market conditions and business strategies. It acts to manage such exposure, when deemed prudent, through various hedging transactions. The Company has entered into currency and related interest rate swap agreements to manage exposure to currency movements. The aggregate notional principal amounts of these agreements outstanding at December 31, 1994 and 1993 were $1.6 billion and $1.4 billion, respectively, of which $1.2 billion related to consumer products debt at December 31, 1994 and 1993.

  At December 31, 1994, the Company's credit facilities amounted to approximately $15.3 billion, of which approximately $15.1 billion were unused. Included in these facilities is a revolving credit facility for $8 billion expiring in 1998, which enables the Company to refinance short-term debt on a long-term basis, and a $4 billion credit facility expiring in December 1995. These facilities are used to support the Company's commercial paper borrowings and are available for acquisitions and other corporate purposes. The Company expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

  The Company's credit ratings by Moody's at December 31, 1994, 1993 and 1992 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's at December 31, 1994, 1993 and 1992 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

Equity and Dividends
During 1994, the Company repurchased 28.8 million shares of its common stock at an aggregate cost of $1.6 billion. The majority of these purchases were made in accordance with the Company's May 1992 announcement of its intention to spend up to $3.0 billion to repurchase common stock in open market transactions. On August 31, 1994, the Board of Directors authorized a new $6.0 billion three-year share repurchase program. The new program took effect on October 27, 1994, after the balance of the previous repurchase program had been used. Through December 31, 1994, cumulative purchases under the new program totaled 7.3 million shares at a cost of $433 million.

  At December 31, 1994, the ratio of consumer products debt to total equity was 1.17, compared with 1.41 at December 31, 1993. The Company's ratio of total debt to total equity at December 31, 1994 was 1.29 compared with 1.56 at December 31, 1993. The decrease in these ratios primarily reflects lower debt, as well as an increase in stockholders' equity. The increase in stockholders' equity was due to net earnings in 1994 and favorable movement in the currency translation adjustment ($664 million), partially offset by dividends declared ($2.6 billion) and purchases of common stock.

  Dividends paid in 1994 increased 8.6% over 1993, reflecting the increase in dividends declared, partially offset by fewer shares outstanding. The Board of Directors increased the Company's quarterly dividend rate 6.2% in February 1994 and 19.6% in August 1994 to an annualized dividend rate of $3.30 per share.

  Return on average stockholders' equity was 38.7% in 1994 and 25.6% in 1993. Excluding the cumulative effect of the adoption of SFAS No. 112, the return on average stockholders' equity would have been 28.9% in 1993. The increase from 1993 reflects higher earnings, as well as the impact of treasury stock acquired pursuant to the common stock repurchase programs and dividends declared, partially offset by favorable movement in the currency translation account.

ADOPTION OF FINANCIAL ACCOUNTING PRONOUNCEMENTS

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

  The Company will adopt the following accounting standards, effective January 1, 1995: SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its non-U.S. employees. Currently the cost of postretirement benefits for the Company's non-U.S. employees is expensed as incurred; SFAS No. 116, "Accounting for Contributions Received and Contributions Made," requires that contributions made, including unconditional promises to give, are recognized as expense in the period the promise is made; Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs," requires that advertising costs be expensed either as incurred or the first time the advertising takes place, except for direct-response advertising. Adoption of these standards will not have a material effect on the Company's financial position or results of operations.

CONTINGENCIES

See the Report of Independent Accountants and Note 15 to the Consolidated Financial Statements for discussion of contingencies.


                                LOGO - KOOL-AID

SELECTED FINANCIAL DATA-FIFTEEN-YEAR REVIEW (in millions of dollars, except per share data)


                                              1994         1993             1992             1991          1990
                                    --------------   ----------   --------------   --------------     ---------
SUMMARY OF OPERATIONS:
Operating revenues                  $       65,125   $   60,901   $       59,131   $       56,458     $  51,169
United States export sales                   4,942        4,105            3,797            3,061         2,928
Cost of sales                               28,351       26,771           26,082           25,612        24,430
Federal excise taxes on products             3,431        3,081            2,879            2,978         2,159
Foreign excise taxes on products             7,918        7,199            6,157            5,416         4,687
Operating income                             9,449        7,587           10,059            8,622         7,946
Interest and other debt expense,
  net (consumer products)                    1,233        1,391            1,451            1,651         1,635
Earnings before income taxes and
  cumulative effect of
  accounting changes                         8,216        6,196            8,608            6,971         6,311
Pretax profit margin                          12.6%        10.2%            14.6%            12.3%         12.3%
Provision for income taxes          $        3,491   $    2,628   $        3,669   $        3,044     $   2,771
Earnings before cumulative
  effect of accounting changes               4,725        3,568            4,939            3,927         3,540
Cumulative effect of accounting
  changes                                                  (477)                             (921)
Net earnings                                 4,725        3,091            4,939            3,006         3,540
Earnings per share before
  cumulative effect of accounting
  changes                                     5.45         4.06             5.45             4.24          3.83
Per share cumulative effect of
  accounting changes                                       (.54)                             (.99)
Net earnings per share                        5.45         3.52             5.45             3.25          3.83
Dividends declared per share                  3.03         2.60             2.35             1.91          1.55
Weighted average shares (millions)             867          878              906              925           925
Capital expenditures
  (consumer products)               $        1,726   $    1,592   $        1,573   $        1,562     $   1,355
Depreciation (consumer products)             1,025        1,042              963              938           876
Property, plant and equipment,
  net (consumer products)                   11,171       10,463           10,530            9,946         9,604
Inventories (consumer products)              7,987        7,358            7,785            7,445         7,153
Total assets                                52,649       51,205           50,014           47,384        46,569
Total long-term debt                        14,975       15,221           14,583           14,213        16,121
Total debt--consumer products               14,978       16,364           16,269           15,289        17,182
          --financial services
            and real estate                  1,494        1,792            1,934            1,611         1,560
Total deferred income taxes                  2,496        2,168            2,248            1,803         2,083
Stockholders' equity                        12,786       11,627           12,563           12,512        11,947
Common dividends declared as a
  % of net earnings                           55.6%        73.8%            43.0%            58.7%         40.5%
Book value per common share         $        14.99   $    13.26   $        14.07   $        13.60     $   12.90
Market price of common share
  --high/low                         64-1/2-47-1/4    77-5/8-45    86-5/8-69-1/2    81-3/4-48-1/4         52-36
Closing price of common share
  at year-end                               57-1/2       55-5/8           77-1/8           80-1/4        51-3/4
Price/earnings ratio at year-end                11           14               14               19            14
Number of common shares
  outstanding at year-end (millions)           853          877              893              920           926
Number of employees                        165,000      173,000          161,000          166,000       168,000

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

                                 LOGO - MOLSON


         1989             1988             1987            1986         1985
- -------------   --------------   --------------    ------------   ----------

$      44,080   $       31,273   $       27,650    $     25,542   $   16,158
        2,288            1,863            1,592           1,193          923
       21,868           13,565           12,183          11,901        6,709
        2,140            2,127            2,085           2,075        2,049
        3,608            3,755            3,331           2,653        1,766
        6,789            4,397            3,990           3,537        2,664

        1,731              670              646             772          311


        5,058            3,727            3,344           2,765        2,353
         11.5%            11.9%            12.1%           10.8%        14.6%
$       2,112   $        1,663   $        1,502    $      1,287   $    1,098

        2,946            2,064            1,842           1,478        1,255

                           273
        2,946            2,337            1,842           1,478        1,255


         3.18             2.22             1.94            1.55         1.31

                           .29
         3.18             2.51             1.94            1.55         1.31
         1.25             1.01              .79             .62          .50
          927              932              951             954          959

$       1,246   $        1,024   $          718    $        678   $      347
          755              608              564             514          367

        8,457            8,648            6,582           6,237        5,684
        5,751            5,384            4,154           3,836        3,827
       38,528           36,960           21,437          19,482       18,712
       14,551           16,812            5,983           6,887        8,035
       14,887           16,442            6,355           6,889        7,887

        1,538            1,504            1,378           1,141          944
        1,732            1,559            2,044           1,519        1,233
        9,571            7,679            6,823           5,655        4,737

         39.3%            40.3%            40.6%           39.9%        38.1%
$       10.31   $         8.31   $         7.21    $       5.94   $     4.96

    45-1/2-25    25-1/2-20-1/8    31-1/8-18-1/8       19-1/2-11     11-7/8-9

       41-5/8           25-1/2           21-3/8              18           11
           13               11               11              11            8

          929              924              947             951          955
      157,000          155,000          113,000         111,000      114,000


         1984             1983             1982            1981         1980
- -------------     ------------     ------------    ------------   ----------

$      14,102     $     13,256     $     11,720    $     10,886   $    9,822
          925              970              978             834          702
        5,840            5,665            5,532           5,253        4,675
        2,041            1,983            1,180           1,169        1,105
        1,635            1,527            1,435           1,411        1,389
        1,908            1,840            1,547           1,312        1,144

          276              230              244             232          205


        1,632            1,610            1,303           1,080          939
         11.6%            12.1%            11.1%            9.9%         9.6%
$         743     $        706     $        521    $        420   $      390

          889              904              782             660          549


          889              904              782             660          549


          .91              .90              .78             .66          .55


          .91              .90              .78             .66          .55
          .43              .36              .30             .25          .20
          981            1,008            1,005             999          997

$         298     $        566     $        918    $      1,019   $      751
          341              294              250             211          178

        4,014            4,381            4,178           3,583        2,806
        2,653            2,599            2,834           2,922        2,499
        9,880            9,908            9,756           9,180        7,362
        2,239            2,549            3,776           3,499        2,598
        2,566            3,054            3,728           3,804        2,800

          436              141               83               3            1
          907              825              627             455          327
        4,093            4,034            3,663           3,234        2,837

         46.8%            40.5%            38.6%           37.9%        36.3%
$        4.21     $       4.03     $       3.64    $       3.22   $     2.84

 10-3/8-7-3/4          9-6-3/4      8-1/2-5-1/2     6-7/8-5-1/4      6-3-5/8

       10-1/8                9            7-1/2           6-1/8        5-3/8
           11               10                9               9            9

          971            1,000            1,007           1,003          998
       68,000           68,000           72,000          72,000       72,000

                                   LOGO - F6

CONSOLIDATED BALANCE SHEETS (in millions of dollars, except per share data)
- --------------------------------------------------------------------------------

at December 31,                                   1994      1993
                                               -------   -------
ASSETS
CONSUMER PRODUCTS
  Cash and cash equivalents                    $   184   $   182
  Receivables, net                               4,382     3,982
  Inventories:
    Leaf tobacco                                 3,029     3,030
    Other raw materials                          1,943     1,695
    Finished product                             3,015     2,633
                                               -------   -------
                                                 7,987     7,358
  Other current assets                           1,355     1,286
                                               -------   -------
     Total current assets                       13,908    12,808

  Property, plant and equipment, at cost:
    Land and land improvements                     743       709
    Buildings and building equipment             4,834     4,600
    Machinery and equipment                     11,248    10,494
    Construction in progress                     1,429     1,127
                                               -------   -------
                                                18,254    16,930
    Less accumulated depreciation                7,083     6,467
                                               -------   -------
                                                11,171    10,463

  Goodwill and other intangible assets
   (less accumulated amortization of
   $3,342 and $2,727)                           19,744    19,746
  Other assets                                   2,633     2,529
                                               -------   -------
     TOTAL CONSUMER PRODUCTS ASSETS             47,456    45,546

FINANCIAL SERVICES AND REAL ESTATE
  Finance assets, net                            4,519     4,869
  Real estate held for development and sale        401       489
  Other assets                                     273       301
                                               -------   -------

     TOTAL FINANCIAL SERVICES AND
      REAL ESTATE ASSETS                         5,193     5,659
                                               -------   -------

       TOTAL ASSETS                            $52,649   $51,205
                                               =======   =======

See notes to consolidated financial statements.

                               LOGO - TOMBSTONE

- --------------------------------------------------------------------------------

                                                  1994      1993
                                               -------   -------
LIABILITIES
CONSUMER PRODUCTS
  Short-term borrowings                        $   181   $   268
  Current portion of long-term debt                712     1,738
  Accounts payable                               3,789     3,137
  Accrued liabilities:
    Marketing                                    2,086     1,619
    Taxes, except income taxes                     948       860
    Employment costs                               926       874
    Other                                        2,290     2,618
  Income taxes                                   1,325     1,853
  Dividends payable                                708       572
                                               -------   -------
    Total current liabilities                   12,965    13,539

  Long-term debt                                14,085    14,358
  Deferred income taxes                            385       361
  Accrued postretirement health care costs       2,164     2,031
  Other liabilities                              5,609     4,622
                                               -------   -------
    TOTAL CONSUMER PRODUCTS LIABILITIES         35,208    34,911

FINANCIAL SERVICES AND REAL ESTATE
  Short-term borrowings                            604       929
  Long-term debt                                   890       863
  Deferred income taxes                          3,010     2,706
  Other liabilities                                151       169
                                               -------   -------
    TOTAL FINANCIAL SERVICES AND
     REAL ESTATE LIABILITIES                     4,655     4,667
                                               -------   -------
    Total liabilities                           39,863    39,578

Contingencies (Note 15)

STOCKHOLDERS' EQUITY
  Common stock, par value $1.00 per share
   (935,320,439 shares issued)                     935       935
  Earnings reinvested in the business           17,489    15,718
  Currency translation adjustments                 (47)     (711)
                                               -------   -------
                                                18,377    15,942
  Less cost of treasury stock
   (82,461,374 and 58,229,749 shares)            5,591     4,315
                                               -------   -------
    Total stockholders' equity                  12,786    11,627
                                               -------   -------
      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                    $52,649   $51,205
                                               =======   =======

                               LOGO - COOL WHIP

CONSOLIDATED STATEMENTS OF EARNINGS (in millions of dollars, except per share data)
- --------------------------------------------------------------------------------

for the years ended December 31,                       1994     1993     1992
                                                    -------  -------  -------
Operating revenues                                  $65,125  $60,901  $59,131
Cost of sales                                        28,351   26,771   26,082
Excise taxes on products                             11,349   10,280    9,036
                                                    -------  -------  -------
 Gross profit                                        25,425   23,850   24,013
Marketing, administration and research costs         15,372   15,694   13,433
Amortization of goodwill                                604      569      521
                                                    -------  -------  -------
 Operating income                                     9,449    7,587   10,059
Interest and other debt expense, net                  1,233    1,391    1,451
                                                    -------  -------  -------
 Earnings before income taxes and
  cumulative effect of accounting change              8,216    6,196    8,608
Provision for income taxes                            3,491    2,628    3,669
                                                    -------  -------  -------
 Earnings before cumulative effect
  of accounting change                                4,725    3,568    4,939

Cumulative effect of change in method
 of accounting for postemployment benefits
 (Note 13)                                                      (477)
                                                    -------  -------  -------
 Net earnings                                       $ 4,725  $ 3,091  $ 4,939
                                                    =======  =======  =======

Per share data:
 Earnings before cumulative effect of
  accounting change                                 $  5.45    $4.06    $5.45
 Cumulative effect of accounting change                         (.54)
                                                    -------  -------  -------
 Net earnings                                       $  5.45    $3.52    $5.45
                                                    =======  =======  =======


CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of dollars)
- --------------------------------------------------------------------------------

for the years ended December 31,                       1994     1993     1992
                                                    -------  -------  -------
CASH PROVIDED BY OPERATING ACTIVITIES

Net earnings - CONSUMER PRODUCTS                    $ 4,591  $ 2,960  $ 4,799
             - FINANCIAL SERVICES AND
                REAL ESTATE                             134      131      140
                                                    -------  -------  -------
  Net earnings                                        4,725    3,091    4,939

Adjustments to reconcile net earnings
 to operating cash flows:

CONSUMER PRODUCTS
 Depreciation and amortization                        1,722    1,619    1,542
 Deferred income tax provision (benefit)                237     (430)     137
 Losses (gains) on sales of businesses                   19      (46)    (162)
 Cumulative effect of accounting change                          774
 Restructuring charge                                            741
 Cash effects of changes, net of the effects
  from acquired and divested companies:
    Receivables, net                                   (239)     105      (57)
    Inventories                                        (387)     396     (304)
    Accounts payable                                    582      700     (421)
    Income taxes                                        194      121      368
    Other working capital items                        (288)    (736)      30
 Other                                                  180      203      331

See notes to consolidated financial statements.

                                LOGO - ICEHOUSE

- --------------------------------------------------------------------------------

for the years ended December 31,                                           1994     1993     1992
                                                                        -------  -------  -------
FINANCIAL SERVICES AND REAL ESTATE
  Deferred income tax provision                                         $   376  $   461  $   446
  (Increase) decrease in real estate receivables                            (30)      34       68
  Decrease (increase) in real estate held for development and sale           86       (2)     (22)
  Other                                                                     (82)     (64)     (13)
                                                                        -------  -------  -------
    Net cash provided by operating activities before
      interest payment on zero coupon bonds                               7,095    6,967    6,882

  Interest payment on zero coupon bonds - financial
   services and real estate                                                (156)
                                                                        -------  -------  -------
    Net cash provided by operating activities                             6,939    6,967    6,882

CASH USED IN INVESTING ACTIVITIES

CONSUMER PRODUCTS
  Capital expenditures                                                   (1,726)  (1,592)  (1,573)
  Purchase of businesses, net of acquired cash                             (146)  (3,161)    (727)
  Proceeds from sales of businesses                                         300      553      255
  Other                                                                      28       49      (98)

FINANCIAL SERVICES AND REAL ESTATE
  Investments in finance assets                                            (582)    (597)  (1,577)
  Proceeds from other finance assets                                        889      527      776
                                                                        -------  -------  -------
    Net cash used in investing activities                                (1,237)  (4,221)  (2,944)
                                                                        -------  -------  -------
    Net cash provided by operating and investing activities               5,702    2,746    3,938
                                                                        -------  -------  -------
CASH USED IN FINANCING ACTIVITIES

CONSUMER PRODUCTS
  Net issuance (repayment) of short-term borrowings                         172    1,220     (683)
  Long-term debt proceeds                                                    97    1,027    3,832
  Long-term debt repaid                                                  (1,817)  (2,154)  (2,130)

FINANCIAL SERVICES AND REAL ESTATE
  Net (repayment) issuance of short-term borrowings                        (325)     171      (60)
  Long-term debt proceeds                                                   185               585
  Long-term debt repaid                                                     (44)    (290)    (208)
Purchase of treasury stock                                               (1,532)  (1,218)  (2,449)
Dividends paid                                                           (2,487)  (2,291)  (2,028)
Issuance of shares                                                           54       39      115
Other                                                                       (20)     (34)
                                                                        -------  -------  -------
    Net cash used in financing activities                                (5,717)  (3,530)  (3,026)
Effect of exchange rate changes on cash and cash equivalents                 17      (55)     (17)
                                                                        -------  -------  -------
Cash and cash equivalents:
  Increase (decrease)                                                         2     (839)     895
  Balance at beginning of year                                              182    1,021      126
                                                                        -------  -------  -------
  Balance at end of year                                                $   184  $   182  $ 1,021
                                                                        =======  =======  =======
Cash paid: Interest - Consumer products                                 $ 1,340  $ 1,391  $ 1,362
                                                                        =======  =======  =======
                    - Financial services and real estate                $   229  $    81  $    70
                                                                        =======  =======  =======
           Income taxes                                                 $ 2,449  $ 2,092  $ 2,717
                                                                        =======  =======  =======

See notes to consolidated financial statements.

                                  LOGO - LARK

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in millions of dollars, except per share data)
- --------------------------------------------------------------------------------

                                                                      Earnings      Currency    Cost of          Total
                                                         Common  Reinvested in   Translation   Treasury   Stockholders'
                                                          Stock   the Business   Adjustments      Stock         Equity
                                                         ------  -------------   -----------   --------   ------------
Balances, January 1, 1992                                  $935        $12,038         $ 453    $  (914)       $12,512

Net earnings                                                             4,939                                   4,939
Exercise of stock options and issuance
 of other stock awards                                                      (5)                     200            195
Cash dividends declared
 ($2.35 per share)                                                      (2,125)                                 (2,125)
Currency translation adjustments                                                        (487)                     (487)
Stock purchased                                                                                  (2,509)        (2,509)
Stock issued in connection with an acquisition                              20                       18             38
                                                           ----        -------         -----    -------        -------
  Balances, December 31, 1992                               935         14,867           (34)    (3,205)        12,563

Net earnings                                                             3,091                                   3,091
Exercise of stock options and issuance
 of other stock awards                                                     (51)                     108             57
Cash dividends declared
 ($2.60 per share)                                                      (2,280)                                 (2,280)
Currency translation adjustments                                                        (677)                     (677)
Stock purchased                                                                                  (1,218)        (1,218)
Net unrealized appreciation on securities                                   91                                      91
                                                           ----        -------         -----    -------        -------
  Balances, December 31, 1993                               935         15,718          (711)    (4,315)        11,627

Net earnings                                                             4,725                                   4,725
Exercise of stock options and issuance
 of other stock awards                                                    (217)                     324            107
Cash dividends declared
 ($3.03 per share)                                                      (2,623)                                 (2,623)
Currency translation adjustments                                                         664                       664
Stock purchased                                                                                  (1,600)        (1,600)
Change in unrealized appreciation on securities                           (114)                                   (114)
                                                           ----        -------         -----    -------        -------
  Balances, December 31, 1994                              $935        $17,489         $ (47)   $(5,591)       $12,786
                                                           ====        =======         =====    =======        =======

See notes to consolidated financial statements.

                              LOGO - MIRACLE WHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Note 1.  Summary of Significant Accounting Policies:
- ----------------------------------------------------

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

Advertising costs:
Advertising costs are generally expensed as incurred.

Depreciation and amortization:
Depreciation is recorded by the straight-line method. Substantially all goodwill and other intangible assets are amortized by the straight-line method, principally over 40 years.

Derivative financial instruments:
Derivative financial instruments are used by the Company to manage its foreign currency and interest rate exposures. Realized and unrealized gains and losses on foreign currency swaps that are effective as hedges of net assets in foreign subsidiaries are offset against the foreign exchange gains or losses in a component of stockholders' equity. The interest differential to be paid or received under the currency and related interest rate swap agreements is recognized over the life of the related debt and is included in interest and other debt expense, net. Unrealized gains and losses on forward contracts that are effective as hedges of existing assets and liabilities are deferred as adjustments to the carrying amount of those accounts and are recognized in income as part of those carrying amounts.

Note 2.  Acquisitions and Divestitures:
- ---------------------------------------

During the fourth quarter of 1994, the Company sold The All American Gourmet Company (frozen dinners business). The proceeds from this sale were $170 million. The effect of this disposition, and other smaller acquisitions and dispositions, were not material to the Company's 1994 results of operations. In addition, the Company entered into an agreement to sell the distribution business of Kraft Foodservice in 1995.

  During 1993, the Company acquired Freia Marabou a.s, a Scandinavian confectionery company, at a cost of $1.3 billion, a North American ready-to-eat cold cereal business at a cost of $448 million and The Terry's Group, a United Kingdom confectionery company for $295 million. In addition, the Company acquired a 20% equity interest in Molson Breweries in Canada and 100% of Molson Breweries U.S.A., at a cost of $320 million. The Company also increased its investment in tobacco and food operations in Central and Eastern Europe. The effects of these, and other smaller acquisitions, were not material to the Company's 1993 results of operations.

  During 1993, the Company sold its ice cream business, Birds Eye frozen vegetables business and beer can manufacturing plants. The proceeds from the sales of these businesses aggregated $498 million.

  During 1992, the Company purchased several businesses at a total cost of $765 million, consisting of cash of $727 million and $38 million in shares of the Company's common stock. The effects of these acquisitions were not material to the Company's 1992 results of operations.

Note 3.  Restructuring:
- -----------------------

In the fourth quarter of 1993, the Company provided for the costs of restructuring its worldwide operations. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively.


Note 4.  Inventories:
- ---------------------

The cost of approximately 48% of inventories in 1994 and 54% of inventories in 1993 was determined using the LIFO method. The stated LIFO values of inventories were approximately $870 million and $1.0 billion lower than the current cost of inventories at December 31, 1994 and 1993, respectively.

                                LOGO - LENDER'S

Note 5.  Short-Term Borrowings and Borrowing Arrangements:
- ----------------------------------------------------------

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:

                                       1994                    1993
                              ----------------------   ----------------------
                                             Average                  Average
                                   Amount   Year-End        Amount   Year-End
(in millions)                 Outstanding       Rate   Outstanding       Rate
                              -----------   --------   -----------   --------
Consumer products:
  Bank loans                      $   215      12.0%       $   276       9.3%
  Commercial paper                  2,505       5.9%         2,288       3.4%
  Amount reclassified
   as long-term debt               (2,539)                  (2,296)
                                  -------                  -------
                                  $   181                  $   268
                                  =======                  =======
Financial services and
 real estate:
  Commercial paper                $   604       5.9%       $   929       3.3%
                                  =======      ====        =======       ===

The fair values of the Company's short-term borrowings at December 31, 1994 and 1993, based upon market rates, approximate the amounts disclosed above.

  The Company maintains credit facilities with a number of lending institutions, amounting to approximately $15.3 billion at December 31, 1994. Approximately $15.1 billion of these facilities were unused at December 31, 1994. These facilities are used primarily to support the Company's commercial paper borrowings and are available for acquisitions and other corporate purposes.

  The Company's credit facilities include revolving bank credit agreements totaling $12.0 billion. An agreement for $4.0 billion expires in December 1995, and an agreement for $8.0 billion expires in 1998 enabling the Company to refinance short-term debt on a long-term basis. Accordingly, short-term borrowings intended to be refinanced were reclassified as long-term debt.

  Certain of these facilities limit payment of cash dividends and the purchase, redemption or retirement of common stock and/or require maintenance of a fixed charges coverage ratio. At December 31, 1994, approximately $4.1 billion of earnings reinvested in the business was free of such restrictions.

Note 6.  Long-Term Debt:
- ------------------------

At December 31, the Company's long-term debt consisted of the following:

(in millions)                                    1994       1993
                                              -------    -------
Consumer products:
  Short-term borrowings, reclassified         $ 2,539    $ 2,296
  Notes, 4.75% to 9.8% (average effective
   rate 8.31%), due through 2004                9,760     11,441
  Debentures, 6.0% to 8.5%
   (average effective rate 10.95%),
   $1.3 billion face amount,
   due through 2017                               995        973
  Foreign currency obligations:
    Swiss franc, 4.44% to 7.0%
     (average effective rate 6.31%),
     due through 2000                             942        836
    Deutsche mark, 2.75% to 6.0%
     (average effective rate 5.76%),
     due through 1997                             182        176
    Other                                         118         98
  Other                                           261        276
                                              -------    -------
                                               14,797     16,096

 Less current portion of long-term debt          (712)    (1,738)
                                              -------    -------
                                              $14,085    $14,358
                                              =======    =======
Financial services and real estate:
  Eurodollar notes, 6.75% and 6.625%
   (average rate 6.7%), due 1997 and
   1999                                       $   400    $   399
  Zero coupon bonds, 13.3% effective rate,
   $200 million face amount, due 1994                        190
  Foreign currency obligations:
    Swiss franc, 4.75%, due 1996                  123        107
    ECU notes, 9.25% and 8.5%, due
     1997 and 1998                                367        167
                                              -------    -------
                                              $   890    $   863
                                              =======    =======

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                                   Consumer     Financial Services
(in millions)                      Products        and Real Estate
                                   --------     ------------------
1995                                 $  712                 $    -
1996                                  1,886                    123
1997                                  1,847                    383
1998                                  2,000                    184
1999                                  1,530                    200
2000-2004                             3,898
2005-2009                               164

                                LOGO - LITE ICE

The revolving credit facility under which the consumer products short-term debt was reclassified as long-term debt expires in 1998 and any amounts then outstanding mature.

  Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services and real estate long-term debt, including current portion of long-term debt, at December 31, 1994 and 1993 was $15.7 billion and $18.1 billion, respectively.

Note 7.  Capital Stock:
- -----------------------

Shares of authorized common stock are 4 billion; issued, treasury and outstanding were as follows:

                                     Issued     Treasury   Outstanding
                                -----------  -----------   -----------
Balances, January 1, 1992       935,320,439  (15,469,198)  919,851,241
Exercise of stock options
 and issuance of other
 stock awards                                  5,037,244     5,037,244
Purchased                                    (32,622,855)  (32,622,855)
Shares issued in connection
 with an acquisition                             491,555       491,555
                                -----------  ------------  -----------
 Balances, December 31, 1992    935,320,439  (42,563,254)  892,757,185

Exercise of stock options
 and issuance of other
 stock awards                                  1,612,405     1,612,405
Purchased                                    (17,278,900)  (17,278,900)
                                -----------  ------------  -----------
 Balances, December 31, 1993    935,320,439  (58,229,749)  877,090,690

Exercise of stock options
 and issuance of other
 stock awards                                  4,569,731     4,569,731
Purchased                                    (28,801,356)  (28,801,356)
                                -----------  ------------  -----------
 Balances, December 31, 1994    935,320,439  (82,461,374)  852,859,065
                                ===========  ===========   ===========

At December 31, 1994, 48,836,507 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans and 10,000,000 shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

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

  The Company may redeem the rights for $.01 per right before any person acquires 10% or more of the Company's common stock. The rights expire on October 25, 1999 unless earlier redeemed or exchanged. At December 31, 1994, 984,156,946 shares of common stock were reserved for issuance upon exercise of the rights.

Note 8.  Stock Plans:
- ---------------------

Under the Philip Morris 1992 Incentive Compensation and Stock Option Plan, the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock and annual incentive and long-term performance cash awards. Up to 37 million shares of common stock are authorized for grant, of which no more than 9 million shares may be awarded as restricted stock. Stock options are granted at an exercise price no less than fair value on the date of the grant.

  At December 31, 1994 and 1993, options under the 1992 plan and previous plans were exercisable for 27,253,547 shares and 21,723,491 shares, respectively. Shares available to be granted at December 31, 1994 and 1993 were 20,064,190 and 23,900,470, respectively.

                              LOGO - CHESTERFIELD

- --------------------------------

  Options activity was as follows for the years ended

December 31,
                                          1994            1993           1992
                                --------------   -------------   ------------
Balances, beginning of year         30,035,681      23,802,744     24,284,910
  Granted                              511,610       8,433,540      5,548,270
  Exercised                         (2,394,089)     (1,821,944)    (5,872,571)
  Cancelled                           (388,045)       (378,659)      (157,865)
                                --------------   -------------   ------------
Balances, end of year               27,765,157      30,035,681     23,802,744
                                ==============   =============   ============
Range of exercise prices
 at year-end                    $10.66-$100.00   $8.67-$100.00   $7.26-$69.25
Price range of shares
 exercised during
 the year                         $8.67-$49.06    $7.26-$63.69   $6.43-$73.63
Weighted average grant
 price per share                        $69.73          $49.09         $75.63

From time to time, the Company grants shares of restricted stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. During 1994, the Company granted 2,636,940 shares of restricted stock to eligible U.S. based employees and also issued to eligible non-U.S. employees rights to receive 1,034,320 like shares. Such shares and rights are subject to forfeiture if certain employment conditions are not met. No shares of restricted stock or rights were granted in 1993 or 1992. At December 31, 1994, restrictions lapse as follows: 1995-41,000 shares; 1996-304,600 shares; 1997-3,267,430 shares; 1998-50,000 shares and 2000 and thereafter-184,000 shares.

  The fair value of the 1994 shares and rights at the date of grant ($186 million) is being amortized to expense ratably over the restriction period. At December 31, 1994 the unamortized balance of $154 million is recorded as a reduction of earnings reinvested in the business.

Note 9.  Earnings per Share:
- ----------------------------

Earnings per common share have been calculated on the weighted average number of shares of common stock outstanding for each year, which was 867,288,869, 878,120,884 and 906,177,803 for 1994, 1993 and 1992, respectively.

Note 10.  Pretax Earnings and Provision for Income Taxes:
- ---------------------------------------------------------

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 effective January 1, 1993. SFAS No. 109 is a modification of SFAS No. 96, which had been the accounting standard previously followed by the Company. The effect of adoption of SFAS No. 109 was immaterial to the Company's 1993 financial position and results of operations.

  Pretax earnings and provision for income taxes consisted of the following:

(in millions)                                 1994    1993    1992
                                            ------  ------  ------
Pretax earnings:
  United States                             $5,781  $4,078  $6,367
  Outside United States                      2,435   2,118   2,241
                                            ------  ------  ------
      Total pretax earnings                 $8,216  $6,196  $8,608
                                            ======  ======  ======
Provision for income taxes:
  United States federal:
    Current                                 $1,540  $1,199  $1,630
    Deferred                                   458     278     514
                                            ------  ------  ------
                                             1,998   1,477   2,144
  State and local                              419     311     464
                                            ------  ------  ------
      Total United States                    2,417   1,788   2,608
                                            ------  ------  ------
  Outside United States:
    Current                                    919     830     992
    Deferred                                   155      10      69
                                            ------  ------  ------
      Total outside United States            1,074     840   1,061
                                            ------  ------  ------
      Total provision for income taxes      $3,491  $2,628  $3,669
                                            ======  ======  ======

At December 31, 1994 applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $5.1 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested abroad. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $287 million would have been provided.

  The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:

                                                   1994    1993    1992
                                                  -----   -----   -----
Provision computed at U.S. federal
 statutory rate                                    35.0%   35.0%   34.0%
Increases resulting from:
  State and local income taxes, net of
   federal tax benefit                              3.3     3.3     3.6
  Rate differences - foreign operations             1.0     0.6     1.9
  Goodwill amortization                             2.4     3.0     2.0
  Other                                             0.8     0.5     1.1
                                                   ----    ----    ----
Provision for income taxes                         42.5%   42.4%   42.6%
                                                   ====    ====    ====

                               LOGO - LOUIS RICH

  The tax effects of temporary differences which gave rise to consumer products deferred income tax assets and liabilities consisted of the following:

                                                      December 31,
(in millions)                                       1994      1993
                                                 -------   -------
Deferred income tax assets:
  Accrued postretirement and
   postemployment benefits                       $   925   $   995
  Accrued liabilities                                542       464
  Restructuring reserves                             315       472
  Other                                              754       445
                                                 -------   -------
  Gross deferred income tax assets                 2,536     2,376
  Valuation allowance                               (108)      (62)
                                                 -------   -------
  Total deferred income tax assets                 2,428     2,314

Deferred income tax liabilities:
  Property, plant and equipment                   (1,691)   (1,573)
  Prepaid pension costs                             (223)     (203)
                                                 -------   -------
  Total deferred income tax liabilities           (1,914)   (1,776)
                                                 -------   -------
  Net deferred income tax assets                 $   514   $   538
                                                 =======   =======

Financial services and real estate deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

Note 11.  Segment Reporting:
- ----------------------------

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

  For purposes of segment reporting, operating profit is operating income exclusive of certain unallocated corporate expenses. See Note 2 regarding acquisitions and divestitures and Note 3 regarding restructuring. The 1993 restructuring resulted in a reduction of tobacco, food and beer operating profit of $245 million, $357 million and $139 million, respectively. Substantially all goodwill amortization is attributable to the food segment.

  Identifiable assets are those assets applicable to the respective industry segments. Reportable segment data were as follows:

Data by Segment for the years
ended December 31,
(in millions)                                       1994     1993     1992
                                                 -------  -------  -------
Operating revenues:
  Tobacco                                        $28,671  $25,973  $25,677
  Food                                            31,669   30,372   29,048
  Beer                                             4,297    4,154    3,976
  Financial services and real estate                 488      402      430
                                                 -------  -------  -------
    Total operating revenues                     $65,125  $60,901  $59,131
                                                 =======  =======  =======
Operating profit:
  Tobacco                                        $ 6,162  $ 4,910  $ 7,193
  Food                                             3,108    2,608    2,769
  Beer                                               413      215      258
  Financial services and real estate                 208      249      219
                                                 -------  -------  -------
    Total operating profit                         9,891    7,982   10,439

  Unallocated corporate expenses                     442      395      380
                                                 -------  -------  -------
    Operating income                             $ 9,449  $ 7,587  $10,059
                                                 =======  =======  =======
Identifiable assets:
  Tobacco                                        $ 9,926  $ 9,523  $ 9,479
  Food                                            34,822   33,253   32,672
  Beer                                             1,706    1,706    1,545
  Financial services and real estate               5,193    5,659    5,297
                                                 -------  -------  -------
                                                  51,647   50,141   48,993

  Other assets                                     1,002    1,064    1,021
                                                 -------  -------  -------
    Total assets                                 $52,649  $51,205  $50,014
                                                 =======  =======  =======
Depreciation expense:
  Tobacco                                        $   360  $   342  $   291
  Food                                               539      538      507
  Beer                                               108      140      141
  Financial services and real estate                   2

Capital additions:
  Tobacco                                        $   529  $   527  $   460
  Food                                             1,072      944      947
  Beer                                               121       92      134


                               LOGO - COTE D'OR

- ---------------------------------------

Data by Geographic Region for the
years ended December 31,
(in millions)                                     1994     1993     1992
                                               -------  -------  -------
Operating revenues:
  United States - domestic                     $35,936  $34,282  $35,304
                - export                         4,942    4,105    3,797
  Europe                                        19,888   18,304   17,388
  Other                                          4,359    4,210    2,642
                                               -------  -------  -------
    Total operating revenues                   $65,125  $60,901  $59,131
                                               =======  =======  =======
Operating profit:
  United States                                $ 7,306  $ 5,695  $ 8,146
  Europe                                         1,914    1,689    1,764
  Other                                            671      598      529
                                               -------  -------  -------
    Total operating profit                       9,891    7,982   10,439

  Unallocated corporate expenses                   442      395      380
                                               -------  -------  -------
    Operating income                           $ 9,449  $ 7,587  $10,059
                                               =======  =======  =======
Identifiable assets:
  United States                                $33,622  $34,522  $35,187
  Europe                                        14,845   12,766   12,195
  Other                                          3,180    2,853    1,611
                                               -------  -------  -------
                                                51,647   50,141   48,993
  Other assets                                   1,002    1,064    1,021
                                               -------  -------  -------
    Total assets                               $52,649  $51,205  $50,014
                                               =======  =======  =======

Note 12.  Pension Plans:
- ------------------------

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

U.S. Plans
Net pension (income) cost consisted of the following:

(in millions)                                     1994     1993     1992
                                                 -----    -----    -----
Service cost - benefits earned
 during the year                                 $ 130    $ 151    $ 163
Interest cost on projected benefit
 obligation                                        342      362      359
Loss (return) on assets
  - actual                                          94     (796)    (345)
  - deferred (loss) gain                          (605)     314     (119)
Amortization of net gain upon
 adoption of SFAS No. 87                           (28)     (28)     (28)
Other cost (income)                                 49      (47)      16
                                                 -----    -----    -----
  Net pension (income) cost                      $ (18)   $ (44)   $  46
                                                 =====    =====    =====

During 1994, 1993 and 1992, the Company sold businesses and instituted early retirement and workforce reduction programs affecting participants in its pension plans. Such programs resulted in additional pension expense of $49 million and $16 million in 1994 and 1992, respectively, and curtailment gains of $47 million in 1993.

  The funded status of U.S. plans at December 31 was as follows:

(in millions)                                     1994     1993
                                                ------   ------
Actuarial present value of accumulated
 benefit obligation - vested                    $3,491   $3,702
                    - nonvested                    270      349
                                                ------   ------
                                                 3,761    4,051
Benefits attributable to projected salaries        549      588
                                                ------   ------
Projected benefit obligation                     4,310    4,639
Plan assets at fair value                        5,735    6,099
                                                ------   ------
Excess of assets over projected
   benefit obligation                            1,425    1,460
Unamortized net gain upon
   adoption of SFAS No. 87                        (169)    (197)
Unrecognized prior service cost                    140      149
Unrecognized net gain from
   experience differences                         (802)    (882)
                                                ------   ------
  Prepaid pension cost                          $  594   $  530
                                                ======   ======

The projected benefit obligation at December 31, 1994, 1993 and 1992 was determined using an assumed discount rate of 8.5%, 7.5% and 8.0%, respectively, and assumed compensation increases of 5.0% at December 31, 1994, 4% at December 31, 1993 and 6% and 7% at December 31, 1992. The assumed long-term rate of return on plan assets was 9% at December 31, 1994, 1993 and 1992. Plan assets consist principally of common stock and fixed income securities.

                            LOGO - MILWAUKEE'S BEST

The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, nonunion and union employees. Contributions and costs are determined generally as a percentage of pretax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $191 million, $214 million and $229 million in 1994, 1993 and 1992, respectively.

Non-U.S. Plans


Net pension cost consisted of the following:

(in millions)                                        1994     1993     1992
                                                   ------   ------   ------
                                                                     C>
Service cost - benefits earned
 during the year                                   $   72   $   63   $   59
Interest cost on projected benefit
 obligation                                           136      138      133
Loss (return) on assets
  - actual                                              4     (153)     (78)
  - deferred (loss) gain                             (113)      55      (21)
Amortization of net gain upon adoption of
 SFAS No. 87                                           (1)      (1)      (1)
                                                   ------   ------   ------
  Net pension cost                                 $   98   $  102   $   92
                                                   ======   ======   ======

The funded status of the non-U.S. plans at December 31 was as follows:

                                        Assets Exceed      Accumulated Benefits
                                    Accumulated Benefits      Exceed Assets
                                    --------------------   --------------------
                                      1994          1993     1994          1993
(in millions)                       ------        ------   ------        ------
Actuarial present value of
 accumulated benefit
 obligation - vested                $1,046        $  947   $  606        $  520
            - nonvested                 76            94       63            54
                                    ------        ------   ------        ------
                                     1,122         1,041      669           574
Benefits attributable to
 projected salaries                    316           254      115           109
                                    ------        ------   ------        ------
Projected benefit obligation         1,438         1,295      784           683
Plan assets at fair value            1,532         1,408       51            44
                                    ------        ------   ------        ------
Plan assets in excess of (less
 than) projected benefit
 obligation                             94           113     (733)         (639)
Unamortized net (gain) loss
 upon adoption of SFAS No. 87          (13)          (14)       6             6
Unrecognized net (gain) loss
 from experience differences                         (30)     (12)            7
                                    ------        ------   ------        ------
  Prepaid (accrued) pension cost    $   81        $   69   $ (739)       $ (626)
                                    ======        ======   ======        ======

The assumptions used in 1994 and 1993 were as follows:

                                       1994          1993
                                  -------------  -------------
Discount rates                    5.0% to 13.0%  5.0% to 12.0%
Compensation increases            3.5% to 11.0%  3.5% to 11.0%
Long-term rates of
 return on plan assets            5.5% to 12.0%  5.0% to 12.0%


Plan assets consist primarily of common stock and fixed income securities.

                                LOGO - MURATTI

Note 13.  Postemployment Benefits:
- ----------------------------------

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

Note 14.  Postretirement Benefits Other Than Pensions:
- ------------------------------------------------------

The Company accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods as prescribed by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. retiree benefit plans.

  The Company will adopt SFAS No. 106 for its non-U.S. plans in 1995 and estimates that the effects of adoption will not be significant. The cost of postretirement health care benefits for the Company's non-U.S. subsidiaries is expensed as incurred and was not significant for the years ended 1994, 1993 and 1992.

U.S. Plans
The Company and its U.S. subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents and beneficiaries. Generally, employees who have attained age 55 and who have rendered at least 5 to 10 years of service are eligible for these benefits. Certain health care plans are contributory; other benefit plans are noncontributory.

  Net postretirement health care cost consisted of the following:

(in millions)                                    1994    1993    1992
                                                 ----    ----    ----
Service cost - benefits earned
 during the period                               $ 57    $ 59    $ 70
Interest cost on accumulated
 postretirement benefit obligation                165     159     168
Amortization of unrecognized net loss from
 experience differences                             6               2
Amortization of unrecognized prior
 service cost                                     (15)    (16)     (6)
Other cost (income)                                32     (59)
                                                 ----    ----    ----
  Net postretirement health care cost            $245    $143    $234
                                                 ====    ====    ====

During 1994 and 1993, the Company sold businesses and instituted early retirement and workforce reduction programs affecting participants in its postretirement health care plans. Such programs resulted in additional expense of $32 million in 1994 and net curtailment and settlement gains of $59 million in 1993.

  The Company's postretirement health care plans currently are not funded. The status of the plans at December 31 was as follows:

(in millions)                                      1994    1993
                                                 ------  ------
Actuarial present value of accumulated
 postretirement benefit obligation:
 Retirees                                        $1,148  $1,279
 Fully eligible active plan participants            127     182
 Other active plan participants                     792     644
                                                 ------  ------
                                                  2,067   2,105
Unrecognized net gain (loss) from
 experience differences                              14    (162)
Unrecognized prior service cost                     186     198
                                                 ------  ------
 Accrued postretirement health
  care costs                                     $2,267  $2,141
                                                 ======  ======

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.0% in 1993, 9.5% in 1994 and 9.0% in 1995, gradually declining to 6.0% by the year 2001 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 and net postretirement health care cost for the year then ended by approximately 14% and 13%, respectively.

  The accumulated postretirement benefit obligations at December 31, 1994, 1993 and 1992 were determined using assumed discount rates of 8.5%, 7.5% and 8.0%, respectively.

Note 15.  Contingencies:
- ------------------------

There is litigation pending against the leading United States cigarette manufacturers alleging injury resulting from cigarette smoking or exposure to cigarette smoking. In this litigation, plaintiffs seek compensatory and, in some cases, punitive damages. The Company and Philip Morris Incorporated ("PM Inc."), a wholly-owned subsidiary of the Company, are defendants in some of these cases.

  In certain of these cases, individuals seek recovery for personal injuries allegedly caused by cigarette smoking. Among the defenses raised by defendants to certain of this litigation is preemption by the Federal Cigarette Labeling and Advertising Act, as amended (the "Act"). On June 24, 1992, the United States Supreme Court held that the Act, as enacted in 1965, does not preempt common law damage claims but that the Act, as amended in 1969, preempts claims arising after 1969 against cigarette manufacturers "based on failure to warn and the neutralization of federally mandated warnings to the extent that those claims rely on omissions or inclusions in advertising or promotions." The Court also held that the 1969 Act does not preempt claims based on express warranty, fraudulent misrepresentation or conspiracy. The Court also held that claims for fraudulent concealment were preempted except

                               LOGO - CHEEZ WHIZ

- -----------------------------------

"insofar as those claims relied on a duty to disclose...facts through channels of communication other than advertising or promotion." (The Court did not consider whether such common law damage claims were valid under state law.) The Court's decision was announced by a plurality opinion. The effect of the decision on pending and future cases will be the subject of further proceedings in the lower federal and state courts. Additional similar litigation could be encouraged if legislative proposals to eliminate the federal preemption defense, pending in Congress since 1991, were enacted. It is not possible to predict whether any such legislation will be enacted.

  Certain developments in smoking and health litigation during 1994 are summarized below.

  In March 1994, a Florida state appellate court reversed a lower court ruling and reinstated plaintiffs' class action allegations in a purported class action against the leading United States cigarette manufacturers, in which certain flight attendants, claiming to represent a class of 60,000 individuals, alleged personal injury caused by exposure to environmental tobacco smoke ("ETS") aboard aircraft. The appellate court ordered the trial court to hold further hearings on the class action allegations. The defendants filed a request for review of this ruling by the full panel of the appellate court. The request was denied. In October 1994, defendants asked the Florida Supreme Court to review the March appellate court decision. This request is pending. Concurrently, plaintiffs served notice of a hearing in the trial court for late November 1994 attempting to secure class certification. In December 1994, the court granted plaintiffs' motion for class certification. Defendants are appealing this decision.

  In May 1994, an action was filed in a Florida state court against the leading United States tobacco manufacturers and others by plaintiffs alleging injury and purporting to represent a class of certain smokers, certain former smokers and their heirs. Plaintiffs cited the Florida appellate reversal discussed above in support of their allegations of class action status. Subsequently, the Company was voluntarily dismissed from this action, which otherwise continues against the tobacco manufacturers, including PM Inc. In October 1994, the trial court granted plaintiffs' motion for class certification. The class, as certified, comprises "all United States citizens and residents and their survivors who have...suffered, presently suffer, or who have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine." Defendants have appealed the class certification decision and order to the Florida Third District Court of Appeal.

  In May 1994, the State of Florida enacted a statute which purports to abolish affirmative defenses in actions brought by the state seeking reimbursement of Medicaid costs. The statute purports in such actions to adopt a market share liability theory, to permit the introduction of statistical evidence to prove causation, and to allow the state not to identify the individual Medicaid recipients who received the benefits at issue in such action. In June 1994, PM Inc. and others filed suit in Florida state court challenging the constitutionality of the statute.

  In March 1994, an action was filed in the United States District Court for the Eastern District of Louisiana against the leading United States cigarette manufacturers and others, including the Company, seeking certification of a class action on behalf of all United States residents who allege that they are addicted, or are the legal survivors of persons who were addicted, to tobacco products. Plaintiffs allege that the cigarette manufacturers manipulated the levels of nicotine in their tobacco products to make such products addictive. In April 1994, a motion for intervention was filed by plaintiffs who have never smoked but claim injury, on behalf of a purported class, from their exposure to ETS resulting from the alleged addiction of smokers to tobacco products. This motion was denied in June 1994. Plaintiffs' motion for class certification was heard in December 1994. A decision is pending.

  In March 1994, two cases were filed in the United States District Court for the Southern District of California against the leading United States cigarette manufacturers and others, including the Company, on behalf of a purported class of persons claiming to be addicted to cigarettes and who have been prescribed treatment through the nicotine transdermal system (known as the "nicotine patch"). Plaintiffs asserted violations of the Racketeer Influenced Corrupt Organizations Act ("RICO") and claimed unspecified actual and treble damages. In April 1994, the two cases, which are virtually identical, were combined in a single amended complaint and plaintiffs' counsel agreed to dismiss the separate second-filed case. In July 1994, defendants filed a motion to dismiss the complaint on the grounds that the complaint fails to state a claim. Subsequently, the Company was dismissed from this action by stipulation of the parties; the action continued against the tobacco manufacturers, including PM Inc. In September 1994, the United States District Court granted defendants' motion to dismiss the complaint with prejudice. Plaintiffs have filed a notice of appeal, which they agreed to dismiss by stipulation of the parties dated January 13, 1995.

  In June 1994, a case was filed in the United States District Court for the Southern District of California against the leading United States cigarette manufacturers and others, including the Company, on behalf of a purported class of persons claiming to be injured as a result of an alleged addiction to cigarettes or by the alleged exposure to "second-hand" smoke. Plaintiff asserts causes of action for fraud and deceit, negligent misrepresentation, violation of consumer protection statutes, breach of express warranty, breach of implied warranty, intentional infliction of emotional distress, negligence, strict liability, and nuisance, and also seeks injunctive and declaratory relief. The complaint has not been served on the Company.

  In March 1994, an action was filed in an Alabama state court against the three leading United States cigarette manufacturers, including PM Inc. Plaintiff, claiming to represent all smokers who have smoked or are smoking cigarettes manufactured and sold by defendants in the state of Alabama, seeks compensatory and punitive damages not to exceed $48,500 per each class member as well as injunctive relief arising from defendants' alleged failure to disclose additives used in their cigarettes. In April 1994, defendants removed the case to the United States District Court for the Northern District of Alabama. The plaintiff subsequently filed a motion to remand to an Alabama state court. The motion to remand has not been ruled upon. A motion to stay the proceeding pending a decision on remand was granted in September 1994.

                               LOGO - KAFFEE HAG

- -----------------------------------

  In May 1994, an action was filed in Mississippi state court against the leading United States cigarette manufacturers and others, including the Company, by the Attorney General of Mississippi seeking reimbursement of Medicaid and other expenditures by the State of Mississippi claimed to have been made to treat smoking-related diseases. Plaintiff also seeks an injunction barring defendants from selling or encouraging the sale of cigarettes to minors. In June 1994, defendants removed the case to the United States District Court for the Southern District of Mississippi. In that same month, plaintiff moved to remand the case back to state court. Plaintiff's motion was granted on August 17, 1994 and the case remanded to state Chancery Court. In September 1994, the plaintiff moved to strike defendants' challenges to the sufficiency of the complaint and the subject matter jurisdiction of the Chancery Court. Also in September 1994, defendants moved to transfer the case from the Chancery Court to the Circuit Court. In October 1994, defendants moved for judgment on the pleadings. All three motions are presently pending. In December 1994, the Governor of the State of Mississippi filed an amicus brief in support of defendants' motions.

  In August 1994, an action was filed in Minnesota state court against the leading United States cigarette manufacturers and others, including the Company, by the Attorney General of Minnesota and Blue Cross and Blue Shield of Minnesota seeking reimbursement of Medicaid and other expenditures by the plaintiffs claimed to have been made to treat smoking-related diseases. Plaintiffs assert causes of action of negligent performance of a voluntary undertaking, violation of Minnesota antitrust laws, violation of consumer protection statutes, restitution, and conspiracy. In November 1994, defendants moved to prohibit prosecution of the case based upon the contingent fee arrangement between the State of Minnesota and counsel for the state and one defendant moved to disqualify plaintiffs' counsel based upon their prior representation of the moving defendants. The court denied both motions but also denied plaintiffs' motion to disqualify defendants' local counsel based upon counsels' prior representation of various state agencies. A motion to dismiss one defendant for lack of personal jurisdiction is pending.

  In September 1994, an action was filed in West Virginia state court against the leading United States cigarette manufacturers and others, including the Company, by the Attorney General of West Virginia seeking reimbursement of Medicaid and other expenditures by the State of West Virginia claimed to have been made to treat smoking-related diseases. Plaintiff asserts causes of action for restitution, public nuisance, negligent performance of a voluntary undertaking, fraud, conspiracy and concert of action, aiding and abetting, violation of consumer protection statutes, and violation of the West Virginia Antitrust Act. Plaintiff also seeks an injunction barring defendants from selling or encouraging the sale of cigarettes to minors. In December 1994, defendants filed a motion to dismiss, claiming that the Attorney General did not have standing to assert certain counts in the complaint, and separate motions to dismiss the antitrust and fraud counts of the complaint. In addition, the non-manufacturing defendants, including the Company, have moved to dismiss based upon the absence of personal jurisdiction.

  The Commonwealth of Massachusetts has enacted legislation specifically authorizing lawsuits similar to that described in the preceding paragraphs.

  In April 1993, the Company and several of its officers were named as defendants in the first of a number of purported shareholder class actions which have been consolidated in the United States District Court for the Southern District of New York. These lawsuits allege that the Company violated federal securities laws by making false and misleading statements concerning the effects of discount cigarettes on PM Inc.'s premium tobacco business prior to April 2, 1993, the date upon which PM Inc. announced revisions in its marketing and pricing strategies for its premium and discount brands. In December 1994, defendants' motion to dismiss, heard by the court in November 1993, was granted and the case was dismissed. Plaintiffs are expected to appeal this decision.

  In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in complaints filed as purported class actions in the United States District Courts in New York, one in the Eastern District and two in the Southern District. In the Eastern District, plaintiffs allege that defendants violated the federal securities laws by maintaining artificially high levels of profitability through an inventory management practice pursuant to which defendants allegedly shipped more inventory to customers than was necessary to satisfy market demand. In December 1994, a motion to dismiss by defendants was denied. Defendants will proceed to file an answer and discovery may proceed. In the two cases in the Southern District as described above, and in an additional purported class action filed in September in the Southern District against the Company and certain of its directors, plaintiffs assert that defendants violated federal securities laws with statements and omissions regarding the allegedly addictive qualities of cigarettes. Defendants' motions to dismiss are pending in the latter cases. In each case, plaintiffs claim to have been misled by defendants' knowing and intentional failure to disclose material information.

  The Company and PM Inc. believe, and have been so advised by counsel handling the respective cases, that each has a number of valid defenses to all pending litigation. All cases are, and will continue to be, vigorously defended. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Recently, there have been a number of restrictive regulatory, adverse political and other developments concerning cigarette smoking and the tobacco industry, including the commencement of the purported class actions referred to above. These developments generally receive widespread media attention. The Company is not able to evaluate the effect of these developing matters on pending litigation and the possible commencement of additional litigation.

  Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be

                       LOGO - MILLER GENUINE DRAFT LIGHT

- -----------------------------------

materially affected by an ultimate unfavorable outcome of certain pending litigation. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position.

  In March 1994, the Company and PM Inc. filed an action against American Broadcasting Companies, Inc. and others alleging injury caused by false and defamatory statements made by defendants on various nationally televised news programs. Among the statements giving rise to the action is defendants' claim that tobacco companies, including PM Inc., artificially "spike" and "fortify" their cigarettes sold in the United States with additional nicotine. The Company and PM Inc. seek compensatory and punitive damages totaling $10 billion. Litigation is subject to many uncertainties and the Company and PM Inc. are unable to predict the outcome of this matter. Pretrial discovery continues.

Note 16.  Additional Information:
- ---------------------------------

(in millions)                                      1994     1993     1992
                                                 ------   ------   ------
Years ended December 31:
  Depreciation expense                           $1,027   $1,042   $  963
                                                 ======   ======   ======
  Rent expense                                   $  426   $  380   $  348
                                                 ======   ======   ======
  Research and development expense               $  435   $  421   $  410
                                                 ======   ======   ======
  Interest and other debt expense, net:
    Interest expense                             $1,288   $1,478   $1,513
    Interest income                                 (55)     (87)     (62)
                                                 ------   ------   ------
                                                 $1,233   $1,391   $1,451
                                                 ======   ======   ======
  Interest expense of financial services
   and real estate operations included
   in cost of sales                              $   78   $   87   $   95
                                                 ======   ======   ======

Note 17.  Financial Services and Real Estate Operations:
- --------------------------------------------------------

Philip Morris Capital Corporation ("PMCC") is a wholly-owned subsidiary of the Company. PMCC invests in leveraged and single-investor leases and other tax-oriented financing transactions and third party financial instruments and also engages in various financing activities for customers and suppliers of the Company's subsidiaries. Additionally, PMCC is engaged through its wholly-owned subsidiary, Mission Viejo Company, in land planning, development and sales.

  Pursuant to a support agreement, the Company has agreed to retain ownership of 100% of the voting stock of PMCC and make periodic payments to PMCC to the extent necessary to ensure that earnings available for fixed charges equal at least 1.25 times its fixed charges. No payments were required in 1994, 1993 or 1992.

  Condensed balance sheet data at December 31 follow:

(in millions)                                      1994     1993
                                                 ------   ------
Assets
  Finance leases                                 $6,048   $5,314
  Other investments                                 542    1,440
                                                 ------   ------
                                                  6,590    6,754
  Less unearned income and allowances             2,067    1,861
                                                 ------   ------
  Finance assets, net                             4,523    4,893
  Real estate held for development and sale         401      489
  Goodwill, net of accumulated amortization          36       37
  Other assets                                      276      284
                                                 ------   ------
    Total assets                                 $5,236   $5,703
                                                 ======   ======

Liabilities and stockholder's equity
  Short-term borrowings                          $  604   $  929
  Long-term debt                                    890      863
  Deferred income taxes                           3,010    2,706
  Other liabilities                                 151      169
  Stockholder's equity                              581    1,036
                                                 ------   ------
    Total liabilities
     and stockholder's equity                    $5,236   $5,703
                                                 ======   ======

The amounts shown above include receivables and payables with the Company and its other subsidiaries as follows:

(in millions)                                      1994     1993
                                                 ------   ------
  Finance assets, net                            $    4   $   24
  Other assets                                   $   39   $   20


These amounts were eliminated in the Company's consolidated balance sheets.

  Finance leases consist of a portfolio of investments in transportation, power generation, manufacturing facilities and real estate. Rentals receivable for leveraged leases represent unpaid rentals less principal and interest on third-party nonrecourse debt.

  Effective December 31, 1993, PMCC adopted the method of accounting prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, PMCC's investment securities, included in other investments, are classified as available for sale and are recorded at fair value, with unrealized gains and losses included as a component of stockholders' equity.

  Other investments also include real estate and commercial receivables, the total estimated fair values of which, at December 31, 1994 and 1993, approximated their carrying values. Fair values were estimated by discounting projected cash flows using the current rates for similar loans to borrowers with similar credit ratings and maturities.

                             LOGO - PETER JACKSON

- --------------------------------------------------------------------

Condensed income statement data follow for the years ended December 31,

(in millions)                             1994   1993   1992
                                         -----  -----  -----
Revenues:
  Financial services                     $ 257  $ 276  $ 294
  Real estate                              236    134    146
                                         -----  -----  -----
    Total revenues                         493    410    440
Expenses:
  Financial services                       114    105    141
  Real estate                              190     90     93
                                         -----  -----  -----
    Total expenses                         304    195    234
Equity in earnings of limited
 partnership investments                    17      8
                                         -----  -----  -----
Earnings before income taxes
 and cumulative adjustment                 206    223    206
Cumulative pretax adjustment
 related to leveraged leases                       23
                                         -----  -----  -----
Earnings before income taxes               206    246    206
Provision for income taxes:
  Current year                              72     75     66
  Cumulative adjustment
   related to leveraged leases                     40
                                         -----  -----  -----
    Total provision for income taxes        72    115     66
                                         -----  -----  -----
Net earnings                             $ 134  $ 131  $ 140
                                         =====  =====  =====

During 1993, PMCC's portfolio of leveraged leases was recalculated using a 35% federal income tax rate, retroactive to January 1, 1993. A cumulative adjustment was recorded that increased 1993 earnings before income taxes, increased the provision for income taxes and decreased net earnings by $23 million, $40 million and $17 million, respectively.

Note 18.  Financial Instruments:
- --------------------------------

Derivative financial instruments
The Company operates internationally, with manufacturing and sales facilities in various locations around the world. Derivative financial instruments are used by the Company for purposes other than trading, principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. The Company is not a party to leveraged derivatives.

  The Company has foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Swiss francs. At December 31, 1994 and 1993, the notional principal amounts of these agreements were $1.6 billion and $1.4 billion, respectively. Aggregate maturities at December 31, 1994 were as follows (in millions): 1996-$350; 1997-$737; 1998-$185 and 1999-$350. The notional amount is the amount used for the calculation of interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

  Forward exchange contracts are used by the Company to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany transactions. At December 31, 1994 and 1993, the Company had forward exchange contracts, with maturities of generally one month, of $1.6 billion and $1.1 billion, respectively.

Credit exposure and credit risk
The Company is exposed to credit loss in the event of nonperformance by counterparties to the swap agreements. However, such exposure was not material at December 31, 1994, and the Company does not anticipate nonperformance. Further, the Company does not have a significant credit exposure to an individual counterparty.

Fair value
The aggregate fair value, based on market quotes, of the Company's total debt did not differ materially from its carrying value at December 31, 1994. The aggregate fair value of the Company's total debt at December 31, 1993 was $19.3 billion as compared to its carrying value of $18.2 billion. The estimated fair value of financial services and real estate other investments, including real estate and commercial receivables, approximated their carrying values at December 31, 1994 and 1993.

  The carrying values of the foreign currency and related interest rate swap agreements and of the forward contracts, which did not differ materially from their fair values, were not material.

  See Notes 5, 6 and 17 for additional disclosures of fair value for short-term borrowings, long-term debt and financial instruments within the financial services and real estate operations, respectively.

                                 LOGO - FREIA

Note 19.  Quarterly Financial Data (Unaudited):
- -----------------------------------------------

                                                    1994 Quarters
                                         ----------------------------------
(in millions, except per share data)       1st      2nd      3rd      4th
                                         -------  -------  -------  -------
Operating revenues                       $15,500  $16,414  $16,710  $16,501
                                         =======  =======  =======  =======
Gross profit                             $ 5,929  $ 6,480  $ 6,579  $ 6,437
                                         =======  =======  =======  =======
Net earnings                             $ 1,171  $ 1,232  $ 1,230  $ 1,092
                                         =======  =======  =======  =======
Per share data:
  Net earnings                           $  1.34  $  1.42  $  1.42  $  1.27
                                         =======  =======  =======  =======
  Dividends declared                     $   .69  $   .69  $  .825  $  .825
                                         =======  =======  =======  =======
  Market price - high                    $    61  $55-3/8  $62-3/8  $64-1/2
               - low                     $49-5/8  $47-1/4  $51-3/4  $56-1/8

                                                    1993 Quarters
                                         ----------------------------------
(in millions, except per share data)       1st      2nd      3rd      4th
                                         -------  -------  -------  -------
Operating revenues                       $15,189  $15,789  $15,209  $14,714
                                         =======  =======  =======  =======
Gross profit                             $ 5,935  $ 6,277  $ 5,926  $ 5,712
                                         =======  =======  =======  =======
Earnings before cumulative effect
 of accounting change                    $ 1,214  $ 1,048  $   967  $   339
Cumulative effect of change in method
 of accounting                              (477)
                                         -------  -------  -------  -------
Net earnings                             $   737  $ 1,048  $   967  $   339
                                         =======  =======  =======  =======
Per share data:
  Earnings before cumulative effect
   of accounting change                  $  1.38  $  1.19  $  1.11  $   .38
  Cumulative effect of accounting
   change                                   (.54)
                                         -------  -------  -------  -------
  Net earnings                           $   .84  $  1.19  $  1.11  $   .38
                                         =======  =======  =======  =======
  Dividends declared                     $   .65  $   .65  $   .65  $   .65
                                         =======  =======  =======  =======
  Market price - high                    $77-5/8  $64-3/4  $51-3/8  $59-3/8
               - low                     $60-5/8  $    45  $45-3/8  $45-1/2


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

                        ------------------------------

The principal stock exchange, on which the Company's common stock (par value $1 per share) is listed, is the New York Stock Exchange. At January 31, 1995 there were approximately 154,300 holders of record of the Company's common stock.

                             LOGO - SHAKE 'N BAKE

REPORT OF INDEPENDENT ACCOUNTANTS
- --------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

We have audited the accompanying consolidated balance sheets of Philip Morris Companies Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 15 to the consolidated financial statements, there is litigation pending against the Company. The ultimate outcome of the litigation cannot presently be determined. Accordingly, no provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

  As discussed in Note 13 to the consolidated financial statements, the Company adopted in 1993 the method of accounting for postemployment benefits prescribed by Statement of Financial Accounting Standards No. 112.


COOPERS & LYBRAND L.L.P.

New York, New York
January 23, 1995


COMPANY REPORT ON FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

The consolidated financial statements and all related financial information herein are the responsibility of the Compnay. The financial statements, which include amounts based on judgments, have been prepared in accordance with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the financial statements.

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

  Coopers & Lybrand L.L.P., independent accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

  The Audit Committee of the Board of Directors, composed of six non-management directors, meets periodically with Coopers & Lybrand L.L.P., the Company's internal auditors and management representatives to review internal accounting control, auditing and financial reporting matters. Both Coopers & Lybrand L.L.P. and the internal auditors have unrestricted access to the Audit Committee and may meet with it without management representatives being present.

                              LOGO - BOND STREET

46