Form 10-K, Exhibit 13
period 1995-12-31
PHILIP MORRIS COMPANIES INC
filed 1996-03-28
CIK 764180

Exhibit 13

A WORLD
OF GROWTH
IN STORE

FINANCIAL CONTENTS

19 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
26   SELECTED FINANCIAL DATA--FIFTEEN-YEAR REVIEW
28   CONSOLIDATED BALANCE SHEETS
30   CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FLOWS
32   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
33   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
47   REPORT OF INDEPENDENT ACCOUNTANTS
47   COMPANY REPORT ON FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED OPERATING RESULTS--OPERATING REVENUES

(in millions)                   1995           1994           1993
-------------------------------------------------------------------
Tobacco                       $32,316        $28,671        $25,973
Food                           29,074         31,669         30,372
Beer                            4,304          4,297          4,154
Financial services and
   real estate                    377            488            402
-------------------------------------------------------------------
   Total                      $66,071        $65,125        $60,901
===================================================================


CONSOLIDATED OPERATING RESULTS--OPERATING INCOME

(in millions)                        1995         1994         1993
--------------------------------------------------------------------
Tobacco                            $ 7,177       $6,162       $4,910
Food                                 3,188        3,108        2,608
Beer                                   444          413          215
Financial services and
   real estate                         164          208          249
--------------------------------------------------------------------
   Operating profit                 10,973        9,891        7,982
Unallocated corporate expenses        (447)        (442)        (395)
--------------------------------------------------------------------
   Total                           $10,526       $9,449       $7,587
====================================================================

1995 Compared with 1994
-----------------------

Operating revenues for 1995 increased $946 million (1.5%) over 1994, primarily due to increases in tobacco revenues, partially offset by the impact of divestitures of food businesses. Operating profit, as defined for segment reporting purposes (operating income excluding unallocated corporate expenses), increased $1.1 billion (10.9%), reflecting increases in all consumer products business segments. Currency movement, primarily the Japanese yen and German mark, increased operating profit by $213 million in 1995. Although the Company cannot predict future movement in currency rates, it currently estimates that currency movement may have an unfavorable impact on operating profit in 1996. Excluding the results of divested food businesses (discussed below), operating revenues and operating profit increased $5.1 billion (8.7%) and $1.2 billion (13.0%), respectively, over 1994.

   Interest and other debt expense, net, decreased $54 million (4.4%) in 1995, due primarily to lower average outstanding debt during the year, partially offset by higher average commercial paper rates.

   Excluding the cumulative effect of accounting changes discussed below, earnings increased by $753 million (15.9%) in 1995, primarily due to increased operating profit ($1.1 billion), which was partially offset by a higher income tax provision ($378 million).

   Excluding the cumulative effect of accounting changes discussed below, earnings per share increased by 19.4% in 1995, due to a 15.9% increase in earnings to $5.5 billion and fewer shares outstanding. As a result of the Company's share repurchase program, the weighted average number of shares outstanding decreased to 842 million in 1995 from 867 million in 1994.

   Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its non-U.S. retiree benefit plans and SFAS No. 116, "Accounting for Contributions Received and Contributions Made." The adoption of these Statements reduced 1995 net earnings by $21 million ($.02 per share) and $7 million ($.01 per share), respectively. However, the application of these standards did not materially reduce operating income or earnings before cumulative effect of accounting changes in 1995.

1994 Compared with 1993
-----------------------

Operating revenues for 1994 increased $4.2 billion (6.9%) over 1993. Operating profit increased $1.9 billion (23.9%), due primarily to increases in all consumer products business segments, the 1993 restructuring charge (discussed below) and the 1993 domestic tobacco business strategy (discussed below in Domestic tobacco--1994 Compared with 1993). Excluding the 1993 restructuring charge, operating profit increased $1.2 billion (13.4%) over 1993.

   Interest and other debt expense, net, decreased $158 million (11.4%) in 1994, due primarily to lower average outstanding debt during the year, partially offset by higher interest rates on debt.

   Excluding the cumulative effect of an accounting change discussed below, earnings increased by $1.2 billion (32.4%) in 1994, due to increased operating profit ($1.9 billion) and lower interest and other debt expense, net ($158 million), partially offset by a higher income tax provision ($863 million). Excluding the 1993 restructuring charge and cumulative effect of accounting change, earnings increased 17.4% over 1993.

   Excluding the cumulative effect of an accounting change discussed below, earnings per share increased by 34.2% in 1994, due to a 32.4% increase in earnings to $4.7 billion and fewer shares outstanding. Excluding the 1993 restructuring charge and cumulative effect of accounting change, earnings per share increased 19.0% over 1993. As a result of the Company's share repurchase programs, the weighted average number of shares outstanding decreased to 867 million in 1994 from 878 million in 1993.

   Effective January 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effects at January 1, 1993 of adopting SFAS No. 112 were a reduction of 1993 net earnings by $477 million ($.54 per share), net of $297 million of income tax benefits and the recording of a liability of $774 million. Adoption of SFAS No. 112 did not materially reduce 1993 earnings before cumulative effect of accounting change.

1993 Restructuring
------------------

In the fourth quarter of 1993, the Company provided for the restructuring of its worldwide operations to reduce its cost structure significantly and to improve its future growth, profitability and cash flow. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively. Included in this charge were asset write-downs of $429 million, with the remainder of the charge representing anticipated cash expenditures to be funded with cash proxvided by operating activities. During 1995 and 1994, the Company expended approximately $230 million in connection with this program. The SFAS No. 112 liability described above is sufficient to provide for costs associated with the workforce reduction contemplated by the restructuring.

   Savings from the planned actions are being used for both business-building initiatives and profit improvement. Originally, the Company had estimated that the restructuring would result in approximately $600 million of annual after-tax savings by 1997. As reported in 1994, due to higher worldwide demand for American-style cigarettes and the corresponding impact on shipment volumes of the Company's tobacco subsidiaries, downsizing of certain tobacco manufacturing plants has been delayed and the resultant restructuring savings are also expected to be delayed. Accordingly, the estimate of planned annual after-tax savings by 1997 was revised in 1994 to $500 million.

OPERATING RESULTS BY BUSINESS SEGMENT

TOBACCO--OPERATING REVENUES

(in millions)                   1995         1994         1993
---------------------------------------------------------------
Domestic tobacco              $11,493      $11,110      $10,227
International tobacco          20,823       17,561       15,746
---------------------------------------------------------------
   Total                      $32,316      $28,671      $25,973
===============================================================

TOBACCO--OPERATING PROFIT

(in millions)                   1995         1994         1993
---------------------------------------------------------------
Domestic tobacco              $ 3,740      $ 3,302      $ 2,808
International tobacco           3,453        2,877        2,360
Amortization of goodwill          (16)         (17)         (13)
Restructuring charges                                      (245)
---------------------------------------------------------------
   Total                      $ 7,177      $ 6,162      $ 4,910
===============================================================

Business Environment
--------------------

The tobacco industry, including Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, has faced, and continues to face, a number of issues which have affected or which may affect volume, operating revenues and operating profit. These issues include proposed federal regulatory controls (including, as discussed below, the publication of proposed regulations by the United States Food and Drug Administration (the "FDA") which purport to regulate tobacco products as "drugs" or medical "devices"); actual and proposed excise tax increases; federal, state and local governmental and private restrictions on smoking (including additional restrictions imposed by airlines); new and proposed restrictions on tobacco manufacturing, marketing, advertising and sales; new and proposed regulations to ban or severely restrict smoking in workplaces and in buildings permitting public access, to require substantial additional health warning and product content information on cigarette packages and in advertising, and to eliminate the tax deductibility of a portion of the cost of tobacco advertising; increased assertions of adverse health effects associated with both smoking and exposure to environmental tobacco smoke (and legislation or other governmental action seeking to ascribe to the industry responsibility and liability therefor), the diminishing social acceptance of smoking, governmental and grand jury investigations, and private plaintiff class action litigation as well as actions by states seeking Medicaid reimbursement. See Note 15 to the Consolidated Financial Statements regarding litigation in which the Company and/or its subsidiaries (including PM Inc.) are defendants.

   In June 1995, PM Inc. entered into a consent decree with the Department of Justice pursuant to which PM Inc. agreed to reposition its brand advertising at professional football, baseball, basketball and hockey arenas so as not to be inadvertently exposed to prominent television coverage.

   In June 1995, PM Inc. announced that it has voluntarily undertaken a program to limit minors' access to cigarettes. Elements of the program include discontinuing free cigarette sampling to consumers in the United States, discontinuing the distribution of cigarettes by mail to consumers in the United States, placing a notice on cigarette cartons and packs for sale in the U.S. stating "Underage Sale Prohibited," taking measures to encourage retailer compliance with minimum-age laws, and independent auditing of the program.

   In August 1995, President Clinton announced and the FDA initiated a rule-making proceeding purportedly designed to prevent minors from smoking. In the proposed regulations, the FDA asserted that it has jurisdiction over nicotine as a "drug" and over cigarettes as a medical "device" (a nicotine delivery system) under the provisions of the Food, Drug and Cosmetic Act. The proposed regulations include severe restrictions on the distribution, marketing and advertising of cigarettes. The period for public comment on the proposal ended on January 2, 1996. The FDA's assertion of jurisdiction, if not reversed by judicial or legislative action, could lead to more expansive FDA-imposed restrictions on cigarette operations than those set forth in the current proposed regulations. PM Inc., four other domestic cigarette manufacturers and an advertising firm have sued the FDA, seeking a judicial declaration that the FDA has no authority to regulate cigarettes and asking the court to issue an injunction requiring the FDA to withdraw its proposed regulations. Similar suits have been filed against the FDA by manufacturers of smokeless tobacco products, by a trade association of cigarette retailers, and by advertising agency associations.

   A number of foreign countries have also taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking.

   It is not possible to determine the outcome of the FDA regulatory initiative announced by President Clinton or the related litigation or to predict what, if any, other foreign or domestic governmental legislation or regulations will be adopted relating to the advertising, sale or use of cigarettes or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, the volume, operating revenues and operating profit of PM Inc., Philip Morris International Inc. ("PMI"), the Company's international tobacco subsidiary, and the Company could be adversely impacted, in amounts that cannot be determined.

   In addition to the foregoing, there is litigation pending against the Company and its subsidiaries which is discussed in Note 15 to the Consolidated Financial Statements. The Company's position with regard to this litigation is set forth therein.

1995 Compared with 1994
-----------------------

Domestic tobacco. During 1995, PM Inc.'s operating revenues increased 3.4% from
----------------
1994, due primarily to pricing ($174 million), volume ($120 million) and improved product mix ($83 million). Operating profit for 1995 increased 13.3% from 1994, due primarily to pricing ($174 million), volume ($73 million), improved product mix ($76 million) and lower marketing, administration and research costs ($60 million).

   The premium and discount segments (based on shipments) accounted for approximately 70.0% and 30.0%, respectively, of domestic cigarette industry volume in 1995, versus approximately 67.5% for the premium segment and 32.5% for the discount segment in 1994, continuing the shift toward the premium segment that began following the pricing strategy implemented by PM Inc. in 1993 (discussed below).

   PM Inc.'s volume (based on shipments) for 1995 was 221.8 billion units, an increase of 1.1% over 1994, compared with an industry decline of 1.7% during 1995.

   PM Inc.'s market share (based on shipments) for 1995 was 46.1%, an increase of 1.3 share points over 1994. In the premium segment, volume in PM Inc.'s brands increased 3.5%, compared with a 1.9% increase for the industry, resulting in a premium segment share of 54.5%, an increase of 0.9 share points from 1994. Marlboro volume was up 7.1 billion units (5.2%) for a 30.1% share of the total industry, an increase of 2.0 share points from 1994. In the discount segment, PM Inc.'s shipments decreased 9.1%, to 38.5 billion units, in 1995 compared with an industry decline of 9.2%, resulting in a discount segment share at 26.6%, an increase of 0.1 share points from 1994.

   Retail sales data (compiled by the A.C. Nielsen Company), indicate PM Inc. and Marlboro market shares of 47.3% and 30.7%, respectively, in 1995, compared with 46.2% and 28.6%, respectively, in 1994. The market share for PM Inc.'s other premium brands as a group was 8.9% in 1995, unchanged from 1994. In the discount segment, Basic increased its segment share 1.3 points, to 15.8%, in 1995.

   PM Inc. cannot predict change or rates of change in the relative sizes of the premium and discount segments or in PM Inc.'s shipments, market share (based on shipments) or retail market share.

International tobacco. During 1995, operating revenues of PMI increased 18.6%,
---------------------
due primarily to higher foreign excise taxes ($1.6 billion), currency movement ($708 million), higher volume/mix ($713 million) and price increases ($264 million). Operating profit increased 20.0% due primarily to higher volume/mix ($338 million), price increases ($264 million) and currency movement ($210 million), partially offset by higher marketing, administration and research costs ($264 million).

   PMI's volume grew 57.2 billion units (10.7%) in 1995 to 593.2 billion units. Volume advanced in most major markets, including Germany, Italy, Spain, the Netherlands, Belgium, Central and Eastern Europe, Turkey, the Middle East, Japan, Korea, the Philippines, Australia and Argentina. In Eastern Europe, which includes parts of the former Soviet Union, PMI's volume climbed 54%. This emerging market has in part driven PMI's volume growth to double its historic growth level of 5% to 6%. Volume declined in France, due to tax-driven price increases; in Mexico, due to continued poor economic conditions; and in Brazil, due to competition. Importantly, however, volume and market share for Marlboro increased in France and Brazil. In the growing American-style segment, PMI's international and U.S.-heritage brands grew a collective 13.4% in volume during 1995.

   PMI's market shares reached record levels in most major international markets, with strong gains in Germany, Italy, the Netherlands, Belgium, Spain, the Czech and Slovak Republics, Turkey, Japan, Korea, Hong Kong, Singapore, Australia and Argentina.

1994 Compared with 1993
-----------------------

Domestic tobacco. During 1994, PM Inc.'s operating revenues increased 8.6%, due
----------------
primarily to volume increases ($1.3 billion) and favorable product mix ($461 million), partially offset by price decreases ($887 million). Operating profit in 1994 increased 17.6%, due primarily to volume increases ($802 million), favorable product mix ($452 million) and lower marketing, administration and research costs ($245 million), partially offset by price decreases and higher costs (aggregating $1.0 billion).

   The premium and discount segments accounted for approximately 67.5% and 32.5%, respectively, of the domestic cigarette industry in 1994, compared with 63.2% and 36.8%, respectively, in 1993. The shift toward the premium segment reflected a pricing strategy implemented by PM Inc. in 1993 in response to the domestic tobacco market, which was becoming increasingly price-sensitive. Specifically, PM Inc. created a two-category pricing structure for its tobacco brands, premium and discount. Prices were lowered on premium brands and the net list price of deep discount brands was increased, effectively narrowing the price gap between PM Inc.'s premium cigarette brands and competitors' discount products.

   PM Inc.'s volume (based on shipments) was 219.4 billion units in 1994, an increase of 12.7%, reflecting the success of PM Inc.'s 1993 pricing strategy discussed above and its marketing and promotional programs. This compared with an industry increase of 6.2%. PM Inc.'s market share for 1994 was 44.8%, an increase of 2.6 share points from 1993. In the premium segment, volume in PM Inc.'s brands increased 22.3% in 1994, compared with a 13.3% increase for the industry, resulting in a category share gain of 3.9 share points, to 53.6%. Marlboro volume was up 29.3 billion units (27.0%) for a 28.1% share of the total industry, as compared with a 23.5% share in 1993. In the discount segment, PM Inc.'s shipments decreased 15.2%, to 42.3 billion units in 1994, compared with an industry decrease of 6.1%, resulting in a decrease of 2.8 share points in this segment, to 26.5%.

   Nielsen retail sales data indicate PM Inc. and Marlboro 1994 market shares of 46.2% and 28.6%, respectively, as compared with 43.8% and 24.9%, respectively, during 1993, and 41.6% and 22.0%, respectively, at their low point in March 1993. Additionally, retail share of PM Inc.'s other premium brands, as a group, climbed to 8.9% during 1994, up from 8.8% during 1993 and 8.3% in August 1993, when PM Inc. lowered its premium brands' wholesale list prices.

International tobacco. Operating revenues in 1994 increased 11.5%, due
---------------------
primarily to favorable volume/mix ($756 million), higher foreign excise taxes ($752 million), price increases ($260 million) and currency movement ($59 million). Operating profit increased 21.9%, due primarily to price increases and lower costs (aggregating $426 million) and volume/mix increases ($351 million), partially offset by higher marketing expenses ($179 million) and currency movement ($71 million).

   Total international unit volume increased 76.2 billion units (16.6%), to
536.0 billion units. Volume advanced in most markets, including Germany, Italy, France, Spain, the Netherlands, Belgium, Central and Eastern Europe, the Middle East, Hong Kong, Japan, Korea, Argentina and Brazil. Volume declined in Turkey, reflecting reduced consumer purchasing power as poor economic conditions persisted.

   PMI's market share advanced in most of its major international markets, with record shares achieved in Germany, Italy, France, Spain, the Netherlands, Belgium, Finland, Japan, Korea, Hong Kong, Singapore, Argentina and Brazil. International volume continued to grow for Marlboro and PMI's international and U.S. heritage brands.

FOOD--OPERATING REVENUES

(in millions)                  1995         1994         1993
--------------------------------------------------------------
North American food          $17,891      $21,556      $20,940
International food            11,183       10,113        9,432
--------------------------------------------------------------
     Total                   $29,074      $31,669      $30,372
==============================================================

FOOD--OPERATING PROFIT

(in millions)                  1995         1994         1993
--------------------------------------------------------------
North American food          $ 2,542      $ 2,539      $ 2,404
International food             1,218        1,153        1,114
Amortization of goodwill        (572)        (584)        (553)
Restructuring charges                                     (357)
--------------------------------------------------------------
     Total                   $ 3,188      $ 3,108      $ 2,608
==============================================================

Business Environment
--------------------

Several steps have been taken to build the value of premium brands, reduce costs and increase profitability in the food businesses. Effective January 1995, the North American food business was reorganized to fully integrate the operations of Kraft USA and General Foods USA. The combined organization, named Kraft Foods, Inc., has streamlined operations and improved effectiveness and customer response. In December 1995, the international food business was realigned to capitalize on future growth opportunities and reorganized into separate regional units: Western Europe; Northern Europe; Central and Eastern Europe, Middle East and Africa; Asia/Pacific; and Latin America.

   During 1995, Kraft Foods sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Operating revenues and operating profit of these businesses for the period owned in 1995 were $2.0 billion and $107 million, respectively, and for the year ended December 31, 1994 were $5.9 billion and $267 million, respectively. Total proceeds and net pretax gains from the sales of these businesses were $2.1 billion and $275 million, respectively. As part of this divestiture program, Kraft Foods offered an early retirement program and is downsizing or closing other food facilities. The cost of these actions offset the gains from businesses sold. In 1994, Kraft Foods sold The All American Gourmet Company, maker of frozen meals and side dishes. These divestitures are not expected to have a material effect on Kraft Foods' future results of operations and are expected to improve the operating profit margin of North American food operations.

   During the second half of 1994 and into the first quarter of 1995, both the North American and International food businesses were affected by higher coffee prices due to higher green coffee bean costs, resulting from frosts in Brazil in the second quarter of 1994. Throughout 1995, green coffee bean prices remained volatile, but have moderated compared with the latter part of 1994. Volatile green coffee bean costs significantly affected consumption and consumer buying patterns. In some markets, such as Germany, these volatile costs resulted in intense price competition among coffee companies.

1995 Compared with 1994
-----------------------

North American food. During 1995, operating revenues decreased 17.0%, due
-------------------
primarily to the impact of divestitures ($4.2 billion), partially offset by increases in price/mix ($311 million) and volume ($226 million). Operating profit increased 0.1% over 1994, due primarily to price increases, net of cost increases ($61 million), gains on sales of businesses ($202 million), volume increases ($97 million) and lower marketing, administration and research costs ($14 million), partially offset by the reduction in operating profit resulting from divestitures ($166 million) and provisions for an early retirement program and the write-down of assets of facilities to be closed or downsized (aggregating $202 million).

   Excluding operating results of divested businesses (discussed above), North American food operating revenues and operating profit increased 3.4% and 7.5%, respectively, in 1995 compared with 1994.

   Volume grew in beverages, on the strength of ready-to-drink fruit juices; cheese, led by growth in the process and natural cheese segments; processed meats, driven by lunch combinations and cold cuts, both of which were aided by new product introductions; ready-to-eat and packaged desserts, due to enhanced marketing efforts and the introduction of line extensions; frozen pizza, helped by geographic expansion and new product introductions; and coffee, which reported volume growth in premium products. Volume decreased in cereals, due to a general slowdown in industry sales and heightened competition; and in pourable and spoonable salad dressings, due to declines in industry sales. In Canada, volume decreased, due primarily to weakness in the foodservice business, partially offset by higher retail sales, which benefited from enhanced advertising and marketing support. Market shares were higher in the majority of North American food's top categories.

International food. Operating revenues for 1995 increased 10.6% over 1994, due
------------------
primarily to currency movement ($652 million), price increases ($477 million, primarily coffee) and the impact of acquisitions ($92 million), partially offset by volume decreases ($151 million). Operating profit increased 5.6% over 1994, due primarily to gains on sales of businesses as discussed below ($73 million), the gain on sale of an equity investment ($43 million), and income from unconsolidated subsidiaries, reflecting higher volume in emerging markets ($77 million), partially offset by provisions recorded primarily to write-down assets of facilities to be closed ($73 million) and lower volume ($50 million).

   During 1995, Kraft Foods International sold a Scandinavian cereal operation, a U.K. frozen foods operation and the international distribution rights of Kraft Foods, Inc.'s baked goods.

   Overall volume declined in 1995. In Western Europe, volume declined, due to market softness and intense competition for core coffee and confectionery products, particularly in Germany, Kraft Foods' largest European market. Despite intense price competition in coffee and a soft confectionery market resulting from an unusually hot summer, market shares increased in Germany in both the roast and ground coffee and chocolate tablet categories. In Central and Eastern Europe, volume increased in coffee and confectionery products, while the Asia/ Pacific region recorded increases in the coffee, and cheese and grocery categories. In Latin America, total volume was higher in 1995, driven by powdered soft drinks in Argentina and Brazil and higher ice cream volume in Brazil, partially offset by lower ice cream volume in Argentina and lower powdered soft drink volume in Mexico.

1994 Compared with 1993
-----------------------

North American food. In 1994, North American food operating revenues increased
-------------------
2.9%, due to volume increases ($807 million) and price increases ($493 million, due primarily to rising commodity costs), partially offset by the impact of dispositions, net of acquisitions ($629 million) and currency movement ($85 million). Operating profit in 1994 increased 5.6%, due primarily to volume increases ($307 million) and price increases, net of cost increases ($139 million), partially offset by higher marketing expenses ($322 million).

   Volume rose from increases in cheese; in cereals and processed meats, due primarily to new products and line extensions; in frozen pizza, due to geographic expansion and category growth; and in foodservice and Canadian operations. Volume declined in commodity oil products, dinners and enhancers (rice products, stuffing mixes and syrups) and coffee (reflecting category contraction from higher pricing, due to increased green bean costs).

International food. Operating revenues in 1994 for International food increased
------------------
7.2%, due primarily to acquisitions ($336 million) and commodity driven price increases, partially offset by volume decreases ($104 million) and currency movement ($32 million). Operating profit in 1994 increased 3.5%, due primarily to acquisitions ($34 million) and price increases, partially offset by higher marketing, administration and research costs ($89 million, due partly to geographic expansion), volume decreases ($63 million) and currency movement ($22 million).

   Coffee volume was unfavorably impacted by higher retail prices, a result of frosts in Brazil which substantially increased green bean costs. Confectionery volume increased, benefiting from successful marketing programs and new product launches. Overall, cheese and grocery volume was also higher as key brands continued to perform well in Europe and Asia.

BEER
----
--------------------------------------------------------------------------------
1995 Compared with 1994
-----------------------

Operating revenues of Miller Brewing Company ("Miller") for 1995 increased $7 million (0.2%) from 1994, due to price/mix improvements ($27 million), partially offset by volume decreases. Operating profit increased $31 million (7.5%) over 1994, due to price/mix improvements and lower costs (aggregating $39 million), partially offset by volume decreases ($9 million).

   Miller's 1995 shipment volume of 45.0 million barrels of beer decreased 0.5% from 1994, in line with the industry. Miller's domestic shipments were 1.1% lower in 1995, reflecting the current softness in the domestic beer industry, but were partially offset by growth in Miller's international sales. Shipments of premium-priced beers rose 1.3% to account for 81.8% of shipments in 1995 compared with 80.4% in 1994. Premium brand growth was led by the initial success of Red Dog and increased shipments of Miller Lite, reflecting enhanced advertising and marketing. Shipments of Miller Genuine Draft and ice beers were down versus the prior year. Miller's market share of the U.S. malt beverage industry (based on shipments) was 22.7% in 1995, unchanged from 1994.

   Miller expects cost increases for aluminum and other packaging and brewing materials as supply agreements expire during 1996.

1994 Compared with 1993
-----------------------
Operating revenues for Miller in 1994 increased $143 million (3.4%), due to price/mix increases ($93 million), the acquisition of Molson Breweries U.S.A. Inc. in the second quarter of 1993 ($71 million) and volume increases ($61 million), partially offset by the disposition of distributorships ($82 million). Operating profit, excluding the $139 million impact of the 1993 restructuring, increased $59 million (16.7%), due primarily to price/mix increases ($75 million), lower costs due to a reduction in workforce ($38 million) and higher volume ($25 million), partially offset by higher marketing, administration and research costs ($77 million) and dispositions ($11 million).

   Miller's shipment volume increased 2.8% in 1994, reflecting strong growth in premium brands (7.6%), partially offset by a decrease in budget brands. Premium brand growth was led by the introduction of ice-brewed products and Red Dog. Miller Lite volume declined, but volume for the Lite brand family grew, due to the introduction of Lite Ice. Miller's market share of the U.S. malt beverage industry (based on shipments) was 22.7% in 1994, compared with 22.2% in 1993.

FINANCIAL SERVICES AND REAL ESTATE
----------------------------------
--------------------------------------------------------------------------------

1995 Compared with 1994
-----------------------
For 1995, operating revenues from financial services, Philip Morris Capital Corporation ("PMCC"), and real estate operations, Mission Viejo Company, decreased 22.7%, and operating profit decreased 21.1% from 1994. Lower financial services operating profit reflects the gains recognized in 1994 related to the sale of PMCC's marketable securities portfolio. Moreover, the proceeds were remitted to Philip Morris Companies Inc. Operating profit from real estate operations increased from 1994 levels, due primarily to improved residential land sales volume in Colorado, and higher profit margins in California.

1994 Compared with 1993
-----------------------

Operating revenues from financial services and real estate operations increased 21.4%, and operating profit decreased 16.5% in 1994. Operating revenues from financial services decreased 7.0%, due primarily to lower finance asset levels, resulting from PMCC's sale of its marketable securities portfolio in the first quarter of 1994. The majority of the proceeds from the sales were not reinvested, but used for a $475 million dividend to Philip Morris Companies Inc. Operating profit from financial services decreased 22.1%, due primarily to higher 1993 income recorded after an adjustment to PMCC's leveraged lease portfolio to account for the new federal income tax rate and lower 1994 finance asset investment income. Operating profit from real estate operations increased from 1993 levels, due primarily to higher residential land sales in Southern California and Colorado.

FINANCIAL REVIEW
----------------
--------------------------------------------------------------------------------

Net Cash Provided by Operating Activities
-----------------------------------------

During 1995, cash provided by operating activities decreased $178 million (2.5%), to $6.9 billion. The decrease was due primarily to an investment in working capital, partially offset by higher net earnings.

   In 1994, cash provided by operating activities was $7.1 billion, compared with $7.0 billion in 1993. The increase was due primarily to higher earnings, partially offset by an investment in working capital (including approximately $300 million of expenditures related to the 1993 restructuring program and corresponding workforce reductions).

   Cash provided by operating activities excludes payments of income taxes on sales of businesses in 1995 and PMCC's interest payment on zero coupon bonds, which matured in 1994.

Net Cash Used in Investing Activities
-------------------------------------

Cash used in investing activities for 1995 was $109 million, compared with $1.2 billion for 1994. The change is due primarily to cash received from sales of businesses in 1995, partially offset by a $797 million decrease in cash provided by PMCC, reflecting the sale of PMCC's marketable securities portfolio in 1994.

   Capital expenditures for 1995 decreased 6.1%, to $1.6 billion, of which 58% related to food operations and 32% related to tobacco operations, primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures are estimated to be $1.8 billion in 1996 and a total of approximately $8.0 billion for the five-year period 1996-2000, of which approximately 41% and 46%, respectively, are projected for food operations and approximately 53% and 44%, respectively, are projected for tobacco operations.

   During 1995, Kraft Foods sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Total gross proceeds from the sales of these businesses were $2.1 billion.

   Cash used in investing activities was $1.2 billion in 1994 compared with $4.2 billion in 1993, reflecting less spent on acquisitions in 1994. Capital expenditures were $1.7 billion in 1994, of which approximately 62% related to food and 31% related to tobacco.

   In 1994, cash provided by net proceeds from finance assets was $307 million, as compared with cash used for net investments in finance assets of $70 million in 1993.

   During 1994, the Company made several strategic international acquisitions in its tobacco and food operations at a cost of $146 million. Also during 1994, the Company sold The All American Gourmet Company (frozen dinners business) and several beer distributorships. The proceeds from the sales of these businesses and other smaller divestitures aggregated $300 million.

Net Cash Used in Financing Activities
-------------------------------------

During 1995, the Company's net cash used in financing activities was $5.6 billion, compared with $5.7 billion during 1994. The change reflects lower repayment of debt ($901 million), partially offset by a 37.8% increase in cash used for stock repurchases and an 18.2% increase in dividends paid.

Debt
----

The Company's total debt was $15.8 billion, $16.5 billion and $18.2 billion at December 31, 1995, 1994 and 1993, respectively.

   Total consumer products debt decreased $606 million in 1995 and $1.4 billion in 1994, both due primarily to scheduled debt maturities. During 1993, total consumer products debt increased $95 million, representing a $1.2 billion net issuance of short-term borrowings, partially offset by $1.1 billion of scheduled maturities of long-term debt.

   Fixed rate debt constituted approximately 79% and 81% of total consumer products debt at December 31, 1995 and 1994, respectively. The average interest rate on total consumer products debt was approximately 8.0% and 7.7% during 1995 and 1994, respectively. At December 31, 1995, the average interest rate on total consumer products debt, including the impact of currency swap agreements discussed below, was approximately 7.7%.

   The Company operates internationally, with manufacturing and sales facilities in various locations around the world. The Company continually evaluates its foreign currency exposure (primarily the Swiss franc, German mark, Swedish krona, Canadian dollar and Norwegian krone) based on current market conditions and business strategies. It acts to manage such exposure, when deemed prudent, through various hedging transactions. The Company has entered into currency and related interest rate swap agreements to manage exposure to currency movements. The aggregate notional principal amounts of these agreements outstanding at December 31, 1995 and 1994 were $2.0 billion and $1.6 billion, respectively, of which $1.5 billion and $1.2 billion related to consumer products debt at December 31, 1995 and 1994, respectively.

   The Company enters into forward exchange contracts, for purposes other than trading, to reduce the effects of fluctuating foreign currency on foreign currency denominated assets, liabilities, commitments and short-term intercompany transactions. At December 31, 1995 and 1994, the Company had forward exchange contracts, with maturities of less than one year, of $1.2 billion and $1.6 billion, respectively.

   At December 31, 1995, the Company's credit facilities amounted to approximately $15.4 billion, of which approximately $15.3 billion were unused. Included in these facilities is a revolving credit facility for $8 billion expiring in 2000, which enables the Company to reclassify short-term debt on a long-term basis, and a $4 billion credit facility expiring in October 1996. These facilities are used to support the Company's commercial paper borrowings and are available for acquisitions and other corporate purposes. The Company expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

   The Company's credit ratings by Moody's at December 31, 1995, 1994 and 1993 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's at December 31, 1995, 1994 and 1993 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

Equity and Dividends
--------------------

During 1995, the Company repurchased 28.2 million shares of its common stock at an aggregate cost of $2.1 billion. These purchases were made in accordance with the Company's 1994 announcement of its intention to spend up to $6 billion to repurchase common stock in open market transactions over three years. The program began in October 1994. Through December 31, 1995, cumulative purchases under the program totaled 35.4 million shares at a cost of $2.5 billion.

   At December 31, 1995, the ratio of consumer products debt to total equity was 1.03, compared with 1.17 at December 31, 1994. The Company's ratio of total debt to total equity at December 31, 1995 was 1.13 compared with 1.29 at December 31, 1994. The decrease in these ratios primarily reflects an increase in stockholders' equity, due to net earnings in 1995 and favorable movement in the currency translation adjustments ($514 million), and net repayment of long-term debt, partially offset by dividends declared ($3.1 billion) and repurchases of outstanding stock.

   Dividends paid in 1995 increased 18.2% over 1994, reflecting the increase in dividends declared, partially offset by fewer shares outstanding. On August 30, 1995, the Board of Directors increased the Company's quarterly dividend rate to $1.00 per share, a 21.2% increase, resulting in an annualized dividend rate of $4.00 per share.

   Return on average stockholders' equity was 40.7% in 1995 and 38.7% in 1994. The increase from 1994 reflects higher earnings and favorable movement in the currency translation adjustment, as well as the impact of stock acquired pursuant to the common stock repurchase program.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents increased $954 million in 1995. The increase represents cash earned and retained outside of North America in 1995. This cash will be used for payment of excise taxes to local governments, new investments and dividend remittances.

Recently Issued Financial Accounting Pronouncements
---------------------------------------------------

During 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which will be adopted by the Company effective January 1, 1996. The Company estimates that the effect of adoption will not be material.

   During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Statement allows companies to measure compensation cost in connection with employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method, which generally does not result in compensation cost. The Company currently plans to continue using the intrinsic value based method.

CONTINGENCIES
-------------
--------------------------------------------------------------------------------
See Note 15 to the Consolidated Financial Statements for discussion of contingencies.

Selected Financial Data--Fifteen-Year Review (in millions of dollars, except per share data)
------------------------------------------------------------------------------------------------------------------------

                                              1995              1994             1993              1992             1991
------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                       $  66,071         $  65,125        $  60,901         $  59,131        $  56,458
United States export sales                   5,920             4,942            4,105             3,797            3,061
Cost of sales                               26,685            28,351           26,771            26,082           25,612
Federal excise taxes on products             3,446             3,431            3,081             2,879            2,978
Foreign excise taxes on products             9,486             7,918            7,199             6,157            5,416
Operating income                            10,526             9,449            7,587            10,059            8,622
Interest and other debt expense,
  net (consumer products)                    1,179             1,233            1,391             1,451            1,651
Earnings before income taxes and
  cumulative effect of accounting
  changes                                    9,347             8,216            6,196             8,608            6,971
Pretax profit margin                         14.1%             12.6%            10.2%             14.6%            12.3%
Provision for income taxes               $   3,869         $   3,491        $   2,628         $   3,669        $   3,044
Earnings before cumulative effect
  of accounting changes                      5,478             4,725            3,568             4,939            3,927
Cumulative effect of accounting
  changes                                      (28)                              (477)                              (921)
Net earnings                                 5,450             4,725            3,091             4,939            3,006
Earnings per share before
  cumulative effect of
  accounting changes                          6.51              5.45             4.06              5.45             4.24
Per share cumulative effect
  of accounting changes                       (.03)                              (.54)                              (.99)
Net earnings per share                        6.48              5.45             3.52              5.45             3.25
Dividends declared per share                  3.65              3.03             2.60              2.35             1.91
Weighted average shares (millions)             842               867              878               906              925
Capital expenditures
  (consumer products)                    $   1,621         $   1,726        $   1,592         $   1,573        $   1,562
Depreciation (consumer products)             1,023             1,025            1,042               963              938
Property, plant and equipment,
  net (consumer products)                   11,116            11,171           10,463            10,530            9,946
Inventories (consumer products)              7,862             7,987            7,358             7,785            7,445
Total assets                                53,811            52,649           51,205            50,014           47,384
Total long-term debt                        13,107            14,975           15,221            14,583           14,213
Total debt-consumer products                14,372            14,978           16,364            16,269           15,289
          -financial services
           and real estate                   1,454             1,494            1,792             1,934            1,611
Total deferred income taxes                  2,827             2,496            2,168             2,248            1,803
Stockholders' equity                        13,985            12,786           11,627            12,563           12,512
Common dividends declared as
  a % of net earnings                        56.3%             55.6%            73.8%             43.0%            58.7%
Book value per common share              $   16.83         $   14.99        $   13.26         $   14.07        $   13.60
Market price of common
  share-high/low                     94 3/8-55 3/4     64 1/2-47 1/4        77 5/8-45     86 5/8-69 1/2    81 3/4-48 1/4
Closing price of common
  share at year-end                         90 1/4            57 1/2           55 5/8            77 1/8           80 1/4
Price/earnings ratio at year-end                14                11               14                14               19
Number of common shares
  outstanding at year-end
  (millions)                                   831               853              877               893              920
Number of employees                        151,000           165,000          173,000           161,000          166,000

------------------------------------------------------------------------------------------------------------------------

   See notes to the consolidated financial statements regarding the 1995 divestitures of food businesses, the 1995 adoptions of SFAS No. 116 and SFAS No. 106 for non-U.S. benefit plans, the 1993 adoption of SFAS No. 112 and the 1993 restructuring of the Company's worldwide operations.

   In 1991, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for its U.S. retiree benefit plans. The cumulative effect of adopting SFAS No. 106 reduced 1991 net earnings by $921 million ($.99 per share).

   In 1991, the Company provided for the costs of restructuring its worldwide food operations. The restructuring charge reduced 1991 earnings before income taxes, net earnings and earnings per share by $455 million, $275 million and $.30, respectively.

------------------------------------------------------------------------------------------------------------------------------------

   1990          1989          1988          1987          1986          1985          1984          1983          1982        1981
------------------------------------------------------------------------------------------------------------------------------------

$51,169       $44,080       $31,273       $27,650       $25,542       $16,158       $14,102       $13,256       $11,720     $10,886
  2,928         2,288         1,863         1,592         1,193           923           925           970           978         834
 24,430        21,868        13,565        12,183        11,901         6,709         5,840         5,665         5,532       5,253
  2,159         2,140         2,127         2,085         2,075         2,049         2,041         1,983         1,180       1,169
  4,687         3,608         3,755         3,331         2,653         1,766         1,635         1,527         1,435       1,411
  7,946         6,789         4,397         3,990         3,537         2,664         1,908         1,840         1,547       1,312

  1,635         1,731           670           646           772           311           276           230           244         232


  6,311         5,058         3,727         3,344         2,765         2,353         1,632         1,610         1,303       1,080
  12.3%         11.5%         11.9%         12.1%         10.8%         14.6%         11.6%         12.1%         11.1%        9.9%
$ 2,771       $ 2,112       $ 1,663       $ 1,502       $ 1,287       $ 1,098       $   743       $   706       $   521     $   420

  3,540         2,946         2,064         1,842         1,478         1,255           889           904           782         660

                                273
  3,540         2,946         2,337         1,842         1,478         1,255           889           904           782         660


   3.83          3.18          2.22          1.94          1.55          1.31           .91           .90           .78         .66

                                .29
   3.83          3.18          2.51          1.94          1.55          1.31           .91           .90           .78         .66
   1.55          1.25          1.01           .79           .62           .50           .43           .36           .30         .25
    925           927           932           951           954           959           981         1,008         1,005         999

$ 1,355       $ 1,246       $ 1,024       $   718       $   678       $   347       $   298       $   566       $   918     $ 1,019
    876           755           608           564           514           367           341           294           250         211

  9,604         8,457         8,648         6,582         6,237         5,684         4,014         4,381         4,178       3,583
  7,153         5,751         5,384         4,154         3,836         3,827         2,653         2,599         2,834       2,922
 46,569        38,528        36,960        21,437        19,482        18,712         9,880         9,908         9,756       9,180
 16,121        14,551        16,812         5,983         6,887         8,035         2,239         2,549         3,776       3,499
 17,182        14,887        16,442         6,355         6,889         7,887         2,566         3,054         3,728       3,804

  1,560         1,538         1,504         1,378         1,141           944           436           141            83           3
  2,083         1,732         1,559         2,044         1,519         1,233           907           825           627         455
 11,947         9,571         7,679         6,823         5,655         4,737         4,093         4,034         3,663       3,234

  40.5%         39.3%         40.3%         40.6%         39.9%         38.1%         46.8%         40.5%         38.6%       37.9%
$ 12.90       $ 10.31       $  8.31       $  7.21       $  5.94       $  4.96       $  4.21       $  4.03       $  3.64     $  3.22

  52-36     45 1/2-25 25 1/2-20 1/8 31 1/8-18 1/8     19 1/2-11      11 7/8-9  10 3/8-7 3/4       9-6 3/4   8 1/2-5 1/2 6 7/8-5 1/4

 51 3/4        41 5/8        25 1/2        21 3/8            18            11        10 1/8             9         7 1/2       6 1/8
     14            13            11            11            11             8            11            10             9           9


    926           929           924           947           951           955           971         1,000         1,007       1,003
168,000       157,000       155,000       113,000       111,000       114,000        68,000        68,000        72,000      72,000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                27

Consolidated Balance Sheets (in millions of dollars, except per share data)
----------------------------------------------------------------------------------

at December 31,                                                  1995         1994
----------------------------------------------------------------------------------
ASSETS

CONSUMER PRODUCTS
  Cash and cash equivalents                                   $ 1,138      $   184
  Receivables, net                                              4,508        4,382
  Inventories:
    Leaf tobacco                                                3,332        3,029
    Other raw materials                                         1,721        1,943
    Finished product                                            2,809        3,015
----------------------------------------------------------------------------------
                                                                7,862        7,987
  Other current assets                                          1,371        1,355
----------------------------------------------------------------------------------
        Total current assets                                   14,879       13,908

  Property, plant and equipment, at cost:
    Land and land improvements                                    726          743
    Buildings and building equipment                            4,976        4,834
    Machinery and equipment                                    11,542       11,248
    Construction in progress                                    1,357        1,429
----------------------------------------------------------------------------------
                                                               18,601       18,254
    Less accumulated depreciation                               7,485        7,083
----------------------------------------------------------------------------------
                                                               11,116       11,171

  Goodwill and other intangible assets
    (less accumulated amortization of $3,873 and $3,342)       19,319       19,744

  Other assets                                                  2,866        2,633
----------------------------------------------------------------------------------
        TOTAL CONSUMER PRODUCTS ASSETS                         48,180       47,456

FINANCIAL SERVICES AND REAL ESTATE
  Finance assets, net                                           4,991        4,519
  Real estate held for development and sale                       339          401
  Other assets                                                    301          273
----------------------------------------------------------------------------------
        TOTAL FINANCIAL SERVICES AND REAL ESTATE ASSETS         5,631        5,193

----------------------------------------------------------------------------------
                TOTAL ASSETS                                  $53,811      $52,649
==================================================================================

See notes to consolidated financial statements.
28

-------------------------------------------------------------------------------------------------

                                                                               1995          1994
-------------------------------------------------------------------------------------------------
LIABILITIES

CONSUMER PRODUCTS
  Short-term borrowings                                                     $   122       $   181
  Current portion of long-term debt                                           1,926           712
  Accounts payable                                                            3,364         3,789
  Accrued liabilities:
    Marketing                                                                 2,114         2,086
    Taxes, except income taxes                                                1,075           948
    Employment costs                                                            995           926
    Other                                                                     2,706         2,290
  Income taxes                                                                1,137         1,325
  Dividends payable                                                             834           708
-------------------------------------------------------------------------------------------------
      Total current liabilities                                              14,273        12,965

  Long-term debt                                                             12,324        14,085
  Deferred income taxes                                                         356           385
  Accrued postretirement health care costs                                    2,273         2,164
  Other liabilities                                                           5,643         5,609
-------------------------------------------------------------------------------------------------
      TOTAL CONSUMER PRODUCTS LIABILITIES                                    34,869        35,208

FINANCIAL SERVICES AND REAL ESTATE
  Short-term borrowings                                                         671           604
  Long-term debt                                                                783           890
  Deferred income taxes                                                       3,382         3,010
  Other liabilities                                                             121           151
-------------------------------------------------------------------------------------------------
      TOTAL FINANCIAL SERVICES AND REAL ESTATE LIABILITIES                    4,957         4,655
-------------------------------------------------------------------------------------------------
      Total liabilities                                                      39,826        39,863

Contingencies (Note 15)

STOCKHOLDERS' EQUITY
  Common stock, par value $1.00 per share (935,320,439 shares issued)           935           935
  Earnings reinvested in the business                                        19,779        17,489
  Currency translation adjustments                                              467           (47)
-------------------------------------------------------------------------------------------------
                                                                             21,181        18,377
  Less cost of repurchased stock (104,150,433 and 82,461,374 shares)          7,196         5,591
-------------------------------------------------------------------------------------------------
      Total stockholders' equity                                             13,985        12,786

-------------------------------------------------------------------------------------------------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $53,811       $52,649
=================================================================================================


-------------------------------------------------------------------------------------------------
                                                                                               29

Consolidated Statements of Earnings (in millions of dollars, except per share data)
-------------------------------------------------------------------------------------------------------

for the years ended December 31,                                       1995          1994          1993
-------------------------------------------------------------------------------------------------------
Operating revenues                                                  $66,071       $65,125       $60,901
Cost of sales                                                        26,685        28,351        26,771
Excise taxes on products                                             12,932        11,349        10,280
-------------------------------------------------------------------------------------------------------
  Gross profit                                                       26,454        25,425        23,850
Marketing, administration and research costs                         15,337        15,372        15,694
Amortization of goodwill                                                591           604           569
-------------------------------------------------------------------------------------------------------
  Operating income                                                   10,526         9,449         7,587
Interest and other debt expense, net                                  1,179         1,233         1,391
-------------------------------------------------------------------------------------------------------
  Earnings before income taxes and cumulative
    effect of accounting changes                                      9,347         8,216         6,196
Provision for income taxes                                            3,869         3,491         2,628
-------------------------------------------------------------------------------------------------------
  Earnings before cumulative effect of accounting changes             5,478         4,725         3,568
Cumulative effect of changes in method of accounting                    (28)                       (477)
-------------------------------------------------------------------------------------------------------
  Net earnings                                                      $ 5,450       $ 4,725       $ 3,091
=======================================================================================================
Per share data:
  Earnings before cumulative effect of accounting changes           $  6.51       $  5.45       $  4.06
  Cumulative effect of changes in method of accounting                 (.03)                       (.54)
-------------------------------------------------------------------------------------------------------
  Net earnings                                                      $  6.48       $  5.45       $  3.52
=======================================================================================================


Consolidated Statements of Cash Flows (in millions of dollars)
-------------------------------------------------------------------------------------------------------

for the years ended December 31,                                       1995          1994          1993
-------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

Net earnings--CONSUMER PRODUCTS                                     $ 5,345       $ 4,591       $ 2,960
            --FINANCIAL SERVICES AND REAL ESTATE                        105           134           131
-------------------------------------------------------------------------------------------------------
  Net earnings                                                        5,450         4,725         3,091

Adjustments to reconcile net earnings to operating cash flows:

CONSUMER PRODUCTS
  Depreciation and amortization                                       1,671         1,722         1,619
  Deferred income tax provision (benefit)                                15           237          (430)
  (Gains) losses on sales of businesses                                (275)           19           (46)
  Cumulative effect of accounting changes                                46                         774
  Restructuring charge                                                                              741
  Cash effects of changes, net of the effects from acquired
    and divested companies:
    Receivables, net                                                   (466)         (239)          105
    Inventories                                                          (5)         (387)          396
    Accounts payable                                                   (260)          582           700
    Income taxes                                                        504           202           158
    Other working capital items                                        (482)         (288)         (736)
  Other                                                                 354           180           203
-------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.
-------------------------------------------------------------------------------------------------------
30

-----------------------------------------------------------------------------------------------------------

for the years ended December 31,                                           1995          1994          1993
-----------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES AND REAL ESTATE
  Deferred income tax provision                                         $   299       $   376       $   461
  Decrease (increase) in real estate receivables                             35           (30)           34
  Decrease (increase) in real estate held for development and sale           61            86            (2)
  Other                                                                     (22)          (82)          (64)
-----------------------------------------------------------------------------------------------------------
    Operating cash flow before income taxes on sales of businesses
      and interest payment on zero coupon bonds                           6,925         7,103         7,004

  Income taxes on sales of businesses                                      (238)           (8)          (37)

  Interest payment on zero coupon bonds--financial services
    and real estate                                                                      (156)
-----------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                             6,687         6,939         6,967
-----------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

CONSUMER PRODUCTS
  Capital expenditures                                                   (1,621)       (1,726)       (1,592)
  Purchase of businesses, net of acquired cash                             (217)         (146)       (3,161)
  Proceeds from sales of businesses                                       2,202           300           553
  Other                                                                      17            28            49

FINANCIAL SERVICES AND REAL ESTATE
  Investments in finance assets                                            (613)         (582)         (597)
  Proceeds from finance assets                                              123           889           527
-----------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                  (109)       (1,237)       (4,221)
-----------------------------------------------------------------------------------------------------------
    Net cash provided by operating and investing activities               6,578         5,702         2,746
-----------------------------------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

CONSUMER PRODUCTS
  Net (repayment) issuance of short-term borrowings                         (21)          172         1,220
  Long-term debt proceeds                                                   564            97         1,027
  Long-term debt repaid                                                  (1,302)       (1,817)       (2,154)

FINANCIAL SERVICES AND REAL ESTATE
  Net issuance (repayment) of short-term borrowings                          67          (325)          171
  Long-term debt proceeds                                                                 185
  Long-term debt repaid                                                    (139)          (44)         (290)

Repurchase of outstanding stock                                          (2,111)       (1,532)       (1,218)
Dividends paid                                                           (2,939)       (2,487)       (2,291)
Stock rights redemption                                                      (9)
Issuance of shares                                                          291            54            39
Other                                                                       (28)          (20)          (34)
-----------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                (5,627)       (5,717)       (3,530)
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                  3            17           (55)
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
  Increase (decrease)                                                       954             2          (839)
  Balance at beginning of year                                              184           182         1,021
-----------------------------------------------------------------------------------------------------------
  Balance at end of year                                                $ 1,138       $   184       $   182
===========================================================================================================
Cash paid: Interest--Consumer products                                  $ 1,293       $ 1,340       $ 1,391
===========================================================================================================
                   --Financial services and real estate                 $    89       $   229       $    81
===========================================================================================================
           Income taxes                                                 $ 3,067       $ 2,449       $ 2,092
===========================================================================================================


See notes to consolidated financial statements.
-----------------------------------------------------------------------------------------------------------
                                                                                                         31

Consolidated Statements of Stockholders' Equity (in millions of dollars, except per share data)

------------------------------------------------------------------------------------------------------------------------------
                                                                  Earnings           Currency         Cost of            Total
                                                  Common     Reinvested in        Translation     Repurchased    Stockholders'
                                                   Stock      the Business        Adjustments           Stock           Equity
------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1993                           $935           $14,867               $(34)        $(3,205)         $12,563

Net earnings                                                         3,091                                               3,091
Exercise of stock options and issuance
  of other stock awards                                                (51)                               108               57
Cash dividends declared ($2.60 per share)                           (2,280)                                             (2,280)
Currency translation adjustments                                                         (677)                            (677)
Stock repurchased                                                                                      (1,218)          (1,218)
Net unrealized appreciation on securities                               91                                                  91
------------------------------------------------------------------------------------------------------------------------------
    Balances, December 31, 1993                      935            15,718               (711)         (4,315)          11,627

Net earnings                                                         4,725                                               4,725
Exercise of stock options and issuance
  of other stock awards                                               (217)                               324              107
Cash dividends declared ($3.03 per share)                           (2,623)                                             (2,623)
Currency translation adjustments                                                          664                              664
Stock repurchased                                                                                      (1,600)          (1,600)
Net unrealized depreciation on securities                             (114)                                               (114)
------------------------------------------------------------------------------------------------------------------------------
   Balances, December 31, 1994                       935            17,489                (47)         (5,591)          12,786

Net earnings                                                         5,450                                               5,450
Exercise of stock options and issuance
  of other stock awards                                                (77)                               470              393
Cash dividends declared ($3.65 per share)                           (3,065)                                             (3,065)
Redemption of stock rights                                              (9)                                                 (9)
Currency translation adjustments                                                          514                              514
Stock repurchased                                                                                      (2,075)          (2,075)
Net unrealized depreciation on securities                               (9)                                                 (9)
------------------------------------------------------------------------------------------------------------------------------
    Balances, December 31, 1995                     $935           $19,779               $467         $(7,196)         $13,985
==============================================================================================================================


See notes to consolidated financial statements.
------------------------------------------------------------------------------------------------------------------------------
32

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------
--------------------------------------------------------------------------------
Basis of presentation:
----------------------

The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services and real estate assets and liabilities are unclassified, in accordance with respective industry practices.

Cash and cash equivalents:
--------------------------

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Inventories:
------------

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

Advertising costs:
------------------

Advertising costs are expensed generally as incurred.

Depreciation, amortization and goodwill valuation:
--------------------------------------------------

Depreciation is recorded by the straight-line method. Substantially all goodwill and other intangible assets are amortized by the straight-line method, principally over 40 years. The Company periodically evaluates the recoverability of goodwill and measures any impairment by comparison to estimated undiscounted cash flows from future operations.

Financial instruments:
----------------------

Derivative financial instruments are used by the Company to manage its foreign currency and interest rate exposures. Realized and unrealized gains and losses on foreign currency swaps that are effective as hedges of net assets in foreign subsidiaries are offset against the foreign exchange gains or losses as a component of stockholders' equity. The interest differential to be paid or received under the currency and related interest rate swap agreements is recognized over the life of the related debt and is included in interest and other debt expense, net. Unrealized gains and losses on forward contracts that are effective as hedges of assets, liabilities and commitments are deferred and recognized in income as the related transaction is realized.

Accounting changes:
-------------------

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 116, "Accounting for Contributions Received and Contributions Made." This Statement requires the Company to recognize an unconditional promise to make a contribution as an expense in the period the promise is made. The Company had previously expensed contributions when payment was made. The cumulative effect at January 1, 1995 of adopting SFAS No. 116 reduced 1995 net earnings by $7 million ($.01 per share), net of $4 million of income tax benefits. The application of SFAS No. 116 did not materially reduce earnings before cumulative effect of accounting changes.

   The Company's adoption of SFAS No. 106 for non-U.S. postretirement benefits other than pensions, effective January 1, 1995, is discussed in Note 14. The Company's adoption of SFAS No. 112 for postemployment benefits, effective January 1, 1993, is discussed in Note 13.

   SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" will be adopted by the Company on January 1, 1996. The Company estimates that the effect of adoption will not be material.

NOTE 2. DIVESTITURES AND ACQUISITIONS:
--------------------------------------
--------------------------------------------------------------------------------
During 1995, the Company sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Operating revenues and operating income of these businesses for the period owned in 1995 were $2.0 billion and $107 million, respectively, and for the year ended December 31, 1994 were $5.9 billion and $267 million, respectively. Net assets of the businesses sold were $1.8 billion. Total proceeds and net pretax gains from the sales of these businesses were $2.1 billion and $275 million, respectively. As part of this divestiture program, the Company offered an early retirement program and is downsizing or closing other food facilities. The cost of these actions offset the gains from businesses sold.

   During 1994, the Company sold The All American Gourmet Company (frozen dinners business) for $170 million. The effect of this disposition, and other smaller acquisitions and dispositions, was not material to the Company's 1994 results of operations.

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

   During 1993, the Company sold its North American ice cream and frozen vegetables businesses and beer can manufacturing plants. The proceeds from the sales of these businesses aggregated $498 million. The effects of these sales of businesses were not material to the Company's 1993 results of operations.

NOTE 3. RESTRUCTURING:
----------------------
--------------------------------------------------------------------------------
In 1993, the Company provided for the costs of restructuring its worldwide operations. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively.

NOTE 4. INVENTORIES:
--------------------
--------------------------------------------------------------------------------
The cost of approximately 50% of inventories in 1995 and 48% of inventories in 1994 was determined using the LIFO method. The stated LIFO values of inventories were approximately $750 million and $870 million lower than the current cost of inventories at December 31, 1995 and 1994, respectively.

NOTE 5. SHORT-TERM BORROWINGS AND BORROWING ARRANGEMENTS:
---------------------------------------------------------
--------------------------------------------------------------------------------
At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:
--------------------------------------------------------------------------------
                                  1995                      1994
                                       Average                      Average
                         Amount       Year-End         Amount      Year-End
(in millions)       Outstanding           Rate    Outstanding          Rate
-----------------------------------------------------------------------------
Consumer
  products:
  Bank loans            $   209          13.1%      $   215           12.0%
  Commercial
     paper                2,495           5.8%        2,505            5.9%
  Amount
     reclassified
     as long-
     term debt           (2,582)                     (2,539)
-----------------------------------------------------------------------------
                        $   122                     $   181
=============================================================================
Financial services
  and real estate:
    Commercial
      paper             $   671           5.9%      $   604            5.9%
=============================================================================

The fair values of the Company's short-term borrowings at December 31, 1995 and 1994, based upon market rates, approximate the amounts disclosed above.

   The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $15.4 billion at December 31, 1995. Approximately $15.3 billion of these facilities were unused at December 31, 1995. Certain of these facilities are used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio.

   The Company's credit facilities include revolving bank credit agreements totaling $12.0 billion. An agreement for $4.0 billion expires in October 1996, and an agreement for $8.0 billion expires in 2000 enabling the Company to refinance short-term debt on a long-term basis. Accordingly, short-term borrowings intended to be refinanced were reclassified as long-term debt.

NOTE 6. LONG-TERM DEBT:
-----------------------
--------------------------------------------------------------------------------
At December 31, the Company's long-term debt consisted of the following:
--------------------------------------------------------------------------------
(in millions)                                          1995           1994
-----------------------------------------------------------------------------
Consumer products:
  Short-term borrowings, reclassified               $ 2,582        $ 2,539
  Notes, 6.15% to 9.75% (average effective
    rate 8.20%), due through 2004                     8,598          9,760
  Debentures, 6.0% to 8.5% (average
    effective rate 10.71%), $1.3 billion face
    amount, due through 2017                          1,018            995
  Foreign currency obligations:
    Swiss franc, 2.0% to 7.0% (average
      effective rate 6.03%), due
      through 2000                                    1,303            942
    Deutsche mark, 2.75% to 6.38%
      (average effective rate 6.12%), due
      through 2000                                      392            182
    Other                                               102            118
  Other                                                 255            261
-----------------------------------------------------------------------------
                                                     14,250         14,797
Less current portion of long-term debt               (1,926)          (712)
-----------------------------------------------------------------------------
                                                    $12,324        $14,085
=============================================================================
Financial services and real estate:
  Eurodollar notes, 6.75% and 6.625%
    (average effective rate 6.7%), due
    1997 and 1999                                   $   400        $   400
  Foreign currency obligations:
    Swiss franc, 4.75%, due 1996                         --            123
    ECU notes, 9.25% and 8.50%, due 1997
      and 1998                                          383            367
-----------------------------------------------------------------------------
                                                    $   783        $   890
=============================================================================

-----------------------------------------------------------------------------
34

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

----------------------------------------------------
                                          Financial
                    Consumer           Services and
(in millions)      Products            Real Estate
---------------------------------------------------
1996                  $1,926
1997                   1,852                   $392
1998                   1,555                    192
1999                   1,789                    199
2000                     874
2001-2005              3,283
2006-2010                169
Thereafter               487
===================================================

The revolving credit facility under which the consumer products short-term debt was reclassified as long-term debt expires in 2000 and any amounts then outstanding mature.

   Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services and real estate long-term debt, including current portion of long-term debt, at December 31, 1995 and 1994 was $15.9 billion and $15.7 billion, respectively.

NOTE 7. CAPITAL STOCK:
----------------------
------------------------------------------------------------------------
Shares of authorized common stock are 4 billion; issued, repurchased and outstanding were as follows:
------------------------------------------------------------------------
                                  Shares          Shares      Net Shares
                                  Issued     Repurchased     Outstanding
------------------------------------------------------------------------
Balances,
  January 1, 1993            935,320,439     (42,563,254)    892,757,185
Exercise of stock options
  and issuance of other
  stock awards                                 1,612,405       1,612,405
Repurchased                                  (17,278,900)    (17,278,900)
------------------------------------------------------------------------
  Balances,
    December 31, 1993        935,320,439     (58,229,749)    877,090,690
Exercise of stock options
  and issuance of other
  stock awards                                 4,569,731       4,569,731
Repurchased                                  (28,801,356)    (28,801,356)
------------------------------------------------------------------------
  Balances,
    December 31, 1994        935,320,439     (82,461,374)    852,859,065
Exercise of stock options
  and issuance of other
  stock awards                                 6,470,262       6,470,262
Repurchased                                  (28,159,321)    (28,159,321)
------------------------------------------------------------------------
  Balances,
    December 31, 1995        935,320,439    (104,150,433)    831,170,006
========================================================================

At December 31, 1995, 42,021,339 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans and 10,000,000 shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

   In 1989, the Company distributed rights for each outstanding share of its common stock. The rights were not exercisable until ten days after public announcement that any person had acquired 10% or more of the Company's common stock or ten business days after any person announced a tender offer for 10% or more of the Company's common stock. In 1995, the Company redeemed the rights for $.01 per right, at a total cost of $9 million.

NOTE 8. STOCK PLANS:
--------------------
--------------------------------------------------------------------------------
Under the Philip Morris 1992 Incentive Compensation and Stock Option Plan, the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock and annual incentive and long-term performance cash awards. Up to 37 million shares of common stock are authorized for grant, of which no more than 9 million shares may be awarded as restricted stock. Stock options are granted at an exercise price of not less than fair value on the date of the grant.

   At December 31, 1995 and 1994, options under the 1992 plan and previous plans were exercisable for 20,700,934 shares and 27,253,547 shares, respectively. Shares available to be granted at December 31, 1995 and 1994 were 12,639,175 and 20,064,190, respectively.



   Options activity was as follows for the years ended December 31,
---------------------------------------------------------------
                             1995           1994           1993
---------------------------------------------------------------
Balances,
  beginning of year    27,765,157     30,035,681     23,802,744
  Granted               7,983,200        511,610      8,433,540
  Exercised            (6,750,112)    (2,394,089)    (1,821,944)
  Cancelled              (590,121)      (388,045)      (378,659)
---------------------------------------------------------------
Balances,
  end of year          28,408,124     27,765,157     30,035,681
===============================================================
Range of exercise
  prices at
  year-end         $18.44-$100.00 $10.66-$100.00  $8.67-$100.00
Price range of
  shares exercised
  during the year   $10.66-$77.81   $8.67-$49.06   $7.26-$63.69
Weighted average
  grant price per
  share                    $74.78         $69.73         $49.09
---------------------------------------------------------------

The Company may grant shares of restricted stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. During 1995 and 1994, the Company granted 212,000 shares and 2,636,940 shares, respectively, of restricted stock to eligible U.S. based employees and also issued to eligible non-U.S. employees rights to receive 48,000 and 1,034,320 like shares, respectively. Such shares and rights are subject to forfeiture if certain employment conditions are not met. No shares of restricted stock or rights were granted in 1993. At December 31, 1995, restrictions on the stock, net of forfeitures, lapse as follows: 1996-295,110 shares; 1997-2,912,270 shares; 1998-50,000 shares; 1999-20,000 shares;
2000-225,000 shares and 2001 and thereafter-163,000 shares.

   The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. At December 31, 1995 the unamortized portion of $103 million is reported as a reduction of earnings reinvested in the business.

   In June 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". The Statement allows companies to measure compensation cost in connection with employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method, which generally does not result in compensation cost. The Company currently plans to continue using the intrinsic value based method.

NOTE 9. EARNINGS PER SHARE:
---------------------------

--------------------------------------------------------------------------------
Earnings per common share have been calculated on the weighted average number of shares of common stock outstanding for each year, which was 841,558,296, 867,288,869 and 878,120,884 for 1995, 1994 and 1993, respectively.

NOTE 10. PRETAX EARNINGS AND PROVISION FOR INCOME TAXES:
--------------------------------------------------------
--------------------------------------------------------------------------------
Pretax earnings and provision for income taxes consisted of the following:
--------------------------------------------------------------------------------
(in millions)                          1995     1994     1993
-------------------------------------------------------------
Pretax earnings:
  United States                      $6,622   $5,781   $4,078
  Outside United States               2,725    2,435    2,118
-------------------------------------------------------------
         Total pretax earnings       $9,347   $8,216   $6,196
=============================================================
Provision for income taxes:
  United States federal:
    Current                          $1,946   $1,540   $1,199
    Deferred                             97      458      278
-------------------------------------------------------------
                                      2,043    1,998    1,477
  State and local                       434      419      311
-------------------------------------------------------------
         Total United States          2,477    2,417    1,788
-------------------------------------------------------------
  Outside United States:
    Current                           1,175      919      830
    Deferred                            217      155       10
-------------------------------------------------------------
         Total outside United
           States                     1,392    1,074      840
-------------------------------------------------------------
         Total provision for
           income taxes              $3,869   $3,491   $2,628
=============================================================

At December 31, 1995 applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $4.7 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested abroad. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $285 million would have been provided.

   The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:
--------------------------------------------------------------------------------
                                        1995     1994    1993
-------------------------------------------------------------
Provision computed at
  U.S. federal statutory rate           35.0%    35.0%   35.0%
Increase (decrease) resulting from:
  State and local income taxes,
    net of federal tax benefit           3.0      3.3     3.3
  Rate differences--foreign
    operations                           1.9      1.0     0.6
  Goodwill amortization                  2.1      2.4     3.0
  Other                                 (0.6)     0.8     0.5
-------------------------------------------------------------
Provision for income taxes              41.4%    42.5%   42.4%
=============================================================








The tax effects of temporary differences which gave rise to consumer products deferred income tax assets and liabilities consisted of the following:
--------------------------------------------------------------------------------

                                                    December 31,
(in millions)                                     1995       1994
------------------------------------------------------------------
Deferred income tax assets:
  Accrued postretirement and postemployment
    benefits                                    $   968    $   925
  Accrued liabilities                               451        542
  Restructuring, strategic and other reserves       331        315
  Other                                             814        754
------------------------------------------------------------------
  Gross deferred income tax assets                2,564      2,536
  Valuation allowance                              (125)      (108)
------------------------------------------------------------------
  Total deferred Income tax assets                2,439      2,428
Deferred income tax liabilities:
  Property, plant and equipment                  (1,687)    (1,691)
  Prepaid pension costs                            (197)      (223)
------------------------------------------------------------------
  Total deferred income tax liabilities          (1,884)    (1,914)
------------------------------------------------------------------
Net deferred income tax assets                  $   555    $   514
==================================================================

Financial services and real estate deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

NOTE 11. SEGMENT REPORTING:
---------------------------
--------------------------------------------------------------------------------
Tobacco, food, beer, and financial services and real estate are the major segments of the Company's operations. The Company's major products are cigarettes, cheese, coffee, chocolate confections, processed meat products, various packaged grocery products and beer. The Company's consolidated operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions by segment, with Europe the most significant. Intersegment transactions are not reported separately since they are not material.

   For purposes of segment reporting, operating profit is operating income exclusive of certain unallocated corporate expenses. See Note 2 regarding divestitures and acquisitions and Note 3 regarding restructuring. The 1993 restructuring resulted in a reduction of tobacco, food and beer operating profit of $245 million, $357 million and $139 million, respectively. Substantially all goodwill amortization is attributable to the food segment.

   Identifiable assets are those assets applicable to the respective industry segments. Reportable segment data were as follows:

------------------------------------------------------------------
Data by Segment for the
years ended December 31,
(in millions)                             1995      1994      1993
------------------------------------------------------------------
Operating revenues:
  Tobacco                              $32,316   $28,671   $25,973
  Food                                  29,074    31,669    30,372
  Beer                                   4,304     4,297     4,154
  Financial services and real estate       377       488       402
------------------------------------------------------------------
    Total operating revenues           $66,071   $65,125   $60,901
==================================================================
Operating profit:
  Tobacco                              $ 7,177   $ 6,162   $ 4,910
  Food                                   3,188     3,108     2,608
  Beer                                     444       413       215
  Financial services and real estate       164       208       249
------------------------------------------------------------------
    Total operating profit              10,973     9,891     7,982
  Unallocated corporate expenses           447       442       395
------------------------------------------------------------------
    Operating income                   $10,526   $ 9,449   $ 7,587
==================================================================
Identifiable assets:
  Tobacco                              $11,196   $ 9,926   $ 9,523
  Food                                  33,447    34,822    33,253
  Beer                                   1,751     1,706     1,706
  Financial services and real estate     5,632     5,193     5,659
------------------------------------------------------------------
                                        52,026    51,647    50,141
  Other assets                           1,785     1,002     1,064
------------------------------------------------------------------
    Total assets                       $53,811   $52,649   $51,205
==================================================================
Depreciation expense:
  Tobacco                              $   350   $   360   $   342
  Food                                     556       539       538
  Beer                                     101       108       140
  Financial services and real estate         1         2

Capital expenditures:
  Tobacco                              $   525   $   529   $   527
  Food                                     948     1,072       944
  Beer                                     115       121        92
------------------------------------------------------------------
Data by Geographic Region for the
years ended December 31,
(in millions)                             1995      1994      1993
------------------------------------------------------------------
Operating revenues:
  United States--domestic              $32,479   $35,936   $34,282
               --export                  5,920     4,942     4,105
  Europe                                23,076    19,888    18,304
  Other                                  4,596     4,359     4,210
------------------------------------------------------------------
    Total operating revenues           $66,071   $65,125   $60,901
==================================================================
Operating profit:
  United States                        $ 8,031   $ 7,306   $ 5,695
  Europe                                 2,366     1,914     1,689
  Other                                    576       671       598
------------------------------------------------------------------
    Total operating profit              10,973     9,891     7,982
  Unallocated corporate expenses           447       442       395
------------------------------------------------------------------
    Operating income                   $10,526   $ 9,449   $ 7,587
==================================================================
Identifiable assets:
  United States                        $32,521   $33,622   $34,522
  Europe                                15,981    14,845    12,766
  Other                                  3,524     3,180     2,853
------------------------------------------------------------------
                                        52,026    51,647    50,141
  Other assets                           1,785     1,002     1,064
------------------------------------------------------------------
    Total assets                       $53,811   $52,649   $51,205
==================================================================

NOTE 12. PENSION PLANS:
-----------------------
--------------------------------------------------------------------------------
The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all U.S. employees. The plans provide retirement benefits for salaried employees based generally on years of service and compensation during the last years of employment. Retirement benefits for hourly employees generally are a flat dollar amount for each year of service. The Company funds these plans in amounts consistent with the funding requirements of federal laws and regulations.

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

U.S. Plans
-------------------------------------------------------------
Net pension cost (income) consisted of the following:
-------------------------------------------------------------
(in millions)                     1995       1994       1993
-------------------------------------------------------------
Service cost--benefits earned
  during the year               $   110    $   130    $   151
Interest cost on projected
  benefit obligation                367        342        362
(Return) loss on assets
  --actual                       (1,344)        94       (796)
  --deferred gain (loss)            848       (605)       314
Amortization of net gain upon
  adoption of SFAS No. 87           (26)       (28)       (28)
Other cost (income)                  75         49        (47)
-------------------------------------------------------------
  Net pension cost (income)     $    30    $   (18)   $   (44)
=============================================================

During 1995, 1994 and 1993, the Company sold businesses and instituted early retirement and workforce reduction programs resulting in other pension expense of $103 million and curtailment gains of $28 million in 1995, additional pension expense of $49 million in 1994 and curtailment gains of $47 million in 1993.

   The funded status of U.S. plans at December 31 was as follows:
----------------------------------------------------------------
(in millions)                                   1995       1994
----------------------------------------------------------------
Actuarial present value of accumulated
  benefit obligation--vested                   $4,116     $3,491
                    --nonvested                   354        270
----------------------------------------------------------------
                                                4,470      3,761
Benefits attributable to projected salaries       786        549
----------------------------------------------------------------
Projected benefit obligation                    5,256      4,310
Plan assets at fair value                       6,649      5,735
----------------------------------------------------------------
Excess of assets over projected benefit
  obligation                                    1,393      1,425
Unamortized net gain upon adoption of SFAS
  No. 87                                         (140)      (169)
Unrecognized prior service cost                   131        140
Unrecognized net gain from experience
  differences                                    (807)      (802)
----------------------------------------------------------------
  Prepaid pension cost                           $577       $594
================================================================

The projected benefit obligation at December 31, 1995, 1994 and 1993 was determined using an assumed discount rate of 7.25%, 8.5% and 7.5%, respectively, and assumed compensation increases of 4.5%, 5.0% and 4.0% at December 31, 1995, 1994 and 1993, respectively. The assumed long-term rate of return on plan assets was 9% at December 31, 1995, 1994 and 1993. Plan assets consist principally of common stock and fixed income securities.

   The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, nonunion and union employees. Contributions and costs are determined generally as a percentage of pretax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $201 million, $191 million and $214 million in 1995, 1994 and 1993, respectively.

Non-U.S. Plans
--------------------------------------------------------------
Net pension cost consisted of the following:
--------------------------------------------------------------
(in millions)                          1995     1994     1993
--------------------------------------------------------------
Service cost--benefits earned
  during the year                      $  80    $  72    $  63
Interest cost on projected benefit
  obligation                             160      136      138
(Return) loss on assets
  --actual                              (195)       4     (153)
  --deferred gain (loss)                  74     (113)      55
Amortization of net loss (gain) upon
  adoption of SFAS No. 87                  1       (1)      (1)
--------------------------------------------------------------
  Net pension cost                     $ 120    $  98    $ 102
==============================================================

The funded status of the non-U.S. plans at December 31 was as follows:
-------------------------------------------------------------------------
                                      Assets Exceed           Accumulated
                                        Accumulated       Benefits Exceed
                                           Benefits                Assets
(in millions)                       1995       1994       1995       1994
-------------------------------------------------------------------------
Actuarial present value of
  accumulated benefit
  obligation
    --vested                      $1,257     $1,046       $703       $606
    --nonvested                       46         76         69         63
-------------------------------------------------------------------------
                                   1,303      1,122        772        669
Benefits attributable to
  projected salaries                 324        316        125        115
-------------------------------------------------------------------------
Projected benefit obligation       1,627      1,438        897        784

Plan assets at fair value          1,780      1,532         59         51
-------------------------------------------------------------------------
Plan assets in excess of (less
  than) projected benefit
  obligation                         153         94       (838)      (733)
Unamortized net loss (gain)
  upon adoption of
  SFAS No. 87                         11        (13)        14          6
Unrecognized net gain from
  experience differences             (42)                  (34)       (12)
-------------------------------------------------------------------------
  Prepaid (accrued)
    pension cost                    $122        $81      $(858)     $(739)
=========================================================================

The assumptions used in 1995, 1994 and 1993 were as follows:
-----------------------------------------------------------------------------
                               1995                 1994                 1993
-----------------------------------------------------------------------------
Discount rates        4.5% to 10.0%        5.0% to 13.0%        5.0% to 12.0%
Compensation
  increases           3.5%  to 9.0%        3.5% to 11.0%        3.5% to 11.0%
Long-term rates of
  return on plan
  assets              4.5% to 11.0%        5.5% to 12.0%        5.0% to 12.0%

-----------------------------------------------------------------------------
Plan assets consist primarily of common stock and fixed income securities.

NOTE 13. POSTEMPLOYMENT BENEFITS:
---------------------------------
--------------------------------------------------------------------------------
Effective January 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This Statement requires the Company to accrue the costs of postemployment benefits, other than pensions and postretirement health care benefits, over the working lives of employees. The Company previously had expensed the cost of these benefits, which are principally severance and disability, when the related event occurred.

   The cumulative effect at January 1, 1993 of adopting SFAS No. 112, which was calculated on an undiscounted basis, reduced 1993 net earnings by $477 million ($.54 per share), net of $297 million of income tax benefits. Adoption of SFAS No. 112 did not materially reduce 1993 earnings before cumulative effect of accounting changes.

NOTE 14. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:
-----------------------------------------------------
--------------------------------------------------------------------------------
Since January 1, 1991, the Company has accrued the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods as prescribed by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its U.S. retiree benefit plans.

   Effective January 1, 1995, the Company adopted SFAS No. 106 for its Canadian retiree benefit plans. Consistent with the transition methodology for U. S. plans adopted in 1991, the Company recognized this change in accounting on the immediate recognition basis. The cumulative effects as of January 1, 1995 of adopting SFAS No. 106 for the Canadian plans were an increase in other assets of $14 million, an increase in accrued postretirement health care costs of $35 million and a decrease in 1995 net earnings of $21 million ($.02 per share). However, application of SFAS No. 106 for Canadian employees during the year ended December 31, 1995 did not materially reduce earnings before cumulative effect of accounting changes. Prior to January 1, 1995, the cost of postretirement health care benefits for Canadian employees was expensed as incurred and was not significant for the years ended December 31, 1994 and 1993.

   Health care benefits for retirees outside the United States and Canada are generally covered through local government plans. The Company and its U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents and beneficiaries. Generally, employees who have attained age 55 and who have rendered at least 5 to 10 years of service are eligible for these benefits. Certain health care plans are contributory; other benefit plans are noncontributory.

   Net postretirement health care costs consisted of the following:
------------------------------------------------------------
(in millions)                        1995     1994     1993
------------------------------------------------------------
Service cost--benefits earned
  during the period                   $ 46     $ 57     $ 59
Interest cost on accumulated
  postretirement benefit
  obligation                           179      165      159
Amortization of unrecognized net
  (gain) loss from experience
  differences                           (2)       6
Amortization of unrecognized prior
  service cost                         (13)     (15)     (16)
Other (income) cost                    (13)      32      (59)
------------------------------------------------------------
  Net postretirement health
    care costs                        $197     $245     $143
============================================================

During 1995, 1994 and 1993, the Company sold businesses and instituted early retirement and workforce reduction programs resulting in other pension expense of $21 million and curtailment gains of $34 million in 1995, additional expense of $32 million in 1994 and net curtailment and settlement gains of $59 million in 1993.

   The Company's postretirement health care plans currently are not funded. The status of the plans at December 31 was as follows:
-----------------------------------------------------------------
(in millions)                                    1995       1994
-----------------------------------------------------------------
Actuarial present value of accumulated
  postretirement benefit obligation:

  Retirees                                      $1,353     $1,165
  Fully eligible active plan participants          253        133
  Other active plan participants                   927        804
-----------------------------------------------------------------
                                                 2,533      2,102
Unrecognized net (loss) gain from experience
  differences                                     (303)        14
Unrecognized prior service cost                    140        186
-----------------------------------------------------------------
  Accrued postretirement health
    care costs                                  $2,370     $2,302
=================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 9.5% in 1994, 9.0% in 1995 and 8.5% in 1996, gradually declining to 5.0% by the year 2003 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 15.0% in 1995 and 14.0% in 1996, gradually declining to 5.0% by the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 and net postretirement health care cost for the year then ended by approximately 11% and 17%, respectively.

   The accumulated postretirement benefit obligations for U.S. plans at December 31, 1995, 1994 and 1993 were determined using assumed discount rates of 7.25%, 8.5% and 7.5%, respectively. The accumulated postretirement benefit obligation at December 31, 1995 for Canadian plans was determined using an assumed discount rate of 9.75%.

NOTE 15. CONTINGENCIES:
-----------------------
--------------------------------------------------------------------------------
Legal proceedings covering a wide range of matters are pending in various U.S. and foreign jurisdictions against the Company and its subsidiaries, including Philip Morris Incorporated ("PM Inc.").

   In certain of the proceedings pending against PM Inc. and, in some cases, the Company and/or certain of its other subsidiaries, plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to environmental tobacco smoke ("ETS") and seek compensatory and, in some cases, punitive damages. As of December 31, 1995, there were 125 such smoking and health cases pending in the United States. Of these cases, 88 were filed in the state of Florida and served between April 28, 1995 and December 31, 1995. One-hundred nine of the smoking and health cases involve allegations of various injuries allegedly related to cigarette smoking, four of which purport to be class actions. Eleven of the smoking and health cases, including one which purports to be a class action, involve allegations of various personal injuries allegedly related to exposure to environmental tobacco smoke. Five of these cases involve states that have commenced actions seeking reimbursement for Medicaid and other expenditures claimed to have been made to treat diseases allegedly caused by cigarette smoking. In addition, a purported class action involving allegations of various personal injuries allegedly related to cigarette smoking is pending in Canada against, among others, an entity in which the Company has a 40% indirect ownership interest, and another such action is pending in Brazil against a subsidiary of the Company, among others. In addition, other tobacco related litigation includes five lawsuits arising from the recall of certain of PM Inc.'s products, one of which purports to be a class action. In addition, there is one lawsuit pending, which purports to be a class action, involving allegations of defective filtered products. There are also three lawsuits pending in which plaintiffs have alleged that PM Inc. failed to manufacture a fire-safe cigarette, including one which purports to be a class action.

   The plaintiffs' allegations of liability in those cases in which individuals seek recovery for personal injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, concert of action, unjust enrichment, common law public nuisance, indemnity, market share liability, and violations of deceptive trade practices laws and antitrust statutes. Plaintiffs also seek punitive damages in many of these cases. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statutes of limitations or repose, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and preemption by the Federal Cigarette Labeling and Advertising Act, as amended (the "Act"). In June 1992, the United States Supreme Court held that the Act, as enacted in 1965, does not preempt common law damage claims but that the Act, as amended in 1969, preempts claims arising after 1969 against cigarette manufacturers "based on failure to warn and the neutralization of federally mandated warnings to the extent that those claims rely on omissions or inclusions in advertising or promotions." The Court also held that the 1969 Act does not preempt claims based on express warranty, fraudulent misrepresentation or conspiracy. The Court also held that claims for fraudulent concealment were preempted except "insofar as those claims relied on a duty to disclose...facts through channels of communication other than advertising or promotion." (The Court did not consider whether such common law damage claims were valid under state law.) The Court's decision was announced by a plurality opinion. The effect of the decision on pending and future cases will be the subject of further proceedings in the lower federal and state courts. Additional similar litigation could be encouraged if legislative proposals to eliminate the federal preemption defense, pending in Congress, were enacted. It is not possible to predict whether any such legislation will be enacted.

   A description of pending class action and state Medicaid litigation follows.

Smoking and Health Class Action and Medicaid Litigation
-------------------------------------------------------

In 1991, a purported class action was filed against the leading United States cigarette manufacturers, in which certain flight attendants, claiming to represent a class of approximately 60,000 individuals, alleged personal injury caused by exposure to ETS aboard aircraft. Broin, et al. v. Philip Morris
                                           ------------------------------
Incorporated, et al., Circuit of the Eleventh Judicial Circuit in and for Dade
------------------------------------------------------------------------------
County Florida, Case No. 91-49738-CA-20. In December 1994, the trial court
---------------------------------------
certified a class consisting of "all non-smoking flight attendants who are or have been employed by airlines based in the United States and are suffering from diseases and disorders caused by their exposure to second hand cigarette smoke in airline cabins." Defendants appealed the class certification decision and order to the Florida Third District Court of Appeals. On January 3, 1996, the Florida Third District Court of Appeals affirmed the trial court's class certification decision. On January 18, 1996, defendants filed with the Florida Third District Court of Appeals, a motion for rehearing, rehearing en banc or
                                                         -----------------
certification of the case to the Florida Supreme Court.

   In May 1994, an action was filed in a Florida state court against the leading United States tobacco manufacturers and others, including the Company, by plaintiffs alleging injury and purporting to represent a class of certain smokers, certain former smokers and their heirs. Engle, et al. v. R.J. Reynolds
                                                 ------------------------------
Tobacco Company, et al., Circuit Court of the Eleventh Judicial Circuit in and
------------------------------------------------------------------------------
for Dade County, Florida, Case No. 94-08273-CA-20. Subsequently, the Company was
-------------------------------------------------
voluntarily dismissed from this action, which otherwise continues against the tobacco manufacturers, including PM Inc. In October 1994, the trial court granted plaintiffs' motion for class certification. The class, as certified, comprises "all United States citizens and residents and their survivors who have... suffered, presently suffer, or who have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine." Defendants appealed the class certification decision and order to the Florida Third District Court of Appeals. Oral argument on the appeal was held in September 1995 at which time the court took the matter under advisement.

   In May 1994, the State of Florida enacted a statute which purports to abolish affirmative defenses in actions brought by the state seeking reimbursement of Medicaid costs. The statute purports in such actions to adopt a market share liability theory, to permit the introduction of statistical evidence to prove causation, and to allow the state not to identify the individual Medicaid recipients who received the benefits at issue in such action. Two lawsuits are presently pending relating to the statute: (1) In June 1994, PM Inc. and others filed suit in Florida state court challenging the constitutionality of the statute. Associated
                                                              ----------
Industries of Florida, Inc., et al. v. State of Florida Agency for Health Care
------------------------------------------------------------------------------
Administration, et al., Circuit Court of the Second Judicial Circuit in and
---------------------------------------------------------------------------
for Leon County, Florida, Case No. 94-3128. In June 1995, the Court declared
------------------------------------------
certain parts of the statute to be unconstitutional and declared other parts to be constitutional. The Court also declared that the agency charged with enforcing the statute was unconstitutional. In July, the State of Florida appealed the ruling and PM Inc. then cross-appealed. In August 1995, the
Florida Supreme Court accepted the appeal. The Florida Supreme Court heard oral arguments on the appeal in November 1995 and took the matter under advisement;
(2) In February 1995, the State of Florida filed an action against the tobacco industry under the statute, attempting to recover certain Medicaid costs and seeking certain injunctive relief, the funding of certain programs and the disgorging of profits from the sale of cigarettes in Florida. The State of
                                                              ------------
Florida, et al. v. The American Tobacco Company, et al., Circuit Court of the
-----------------------------------------------------------------------------
Fifteenth Judicial Circuit in and for Palm Beach County, Florida, Case No. CL
-----------------------------------------------------------------------------
95 1466 AO. This action had been stayed by the trial court pending further
----------
order of the court. In October 1995, the court partially lifted the stay to allow the entry of a case management order and to permit plaintiffs to file a motion seeking permission to take discovery. In addition to these two lawsuits, during the second quarter of 1995, legislation repealing the statute was passed by the Florida legislature and vetoed by the Governor of Florida after the legislature had adjourned. At its next session, the legislature may consider overriding the veto.

   In March 1994, an action was filed in the United States District Court for the Eastern District of Louisiana against the leading United States cigarette manufacturers and others, including the Company, seeking certification of a purported class action on behalf of all United States residents who allege that they are addicted, or are the legal survivors of persons who were addicted, to tobacco products. Castano, et al. v. The American Tobacco Company Inc., et al.,
                  -------------------------------------------------------------
United States District Court, Eastern District of Louisiana, Case No. 94-1044.
------------------------------------------------------------------------------
Plaintiffs allege that the cigarette manufacturers concealed and/or misrepresented information regarding the addictive nature of nicotine and manipulated the levels of nicotine in their tobacco products to make such products addictive. Plaintiffs' motion for class certification was heard in December 1994, and in February 1995, the court conditionally certified the class for certain issues relating to allegations of fraud, breach of warranty, intentional tort, negligence, strict liability, consumer protection and punitive damages. However, the court declined to certify a class on the issues of injury in fact, causation, reliance, compensatory damages, certain affirmative defenses and on plaintiffs' claim for medical monitoring. Defendants, including the Company, asked the District Court to certify its class certification decision for immediate appeal to the United States Court of Appeals for the Fifth Circuit. The Court granted that request and the Fifth Circuit has agreed to hear the appeal.

   In March 1994, an action was filed in an Alabama state court against three leading United States cigarette manufacturers, including PM Inc. Lacey, et al.
                                                                 -------------
v. Lorillard Tobacco Company, Inc., et al., Circuit Court of Fayette County,
----------------------------------------------------------------------------
Alabama, Case No. CV-94-024. Plaintiff, claiming to represent all smokers who
---------------------------
have smoked or are smoking cigarettes sold by defendants in the State of Alabama, seeks compensatory and punitive damages not to exceed $48,500 per each class member as well as injunctive relief arising from defendants' alleged failure to disclose additives used in their cigarettes. In April 1994, defendants removed the case to the United States District Court for the Northern District of Alabama and filed a motion to dismiss the complaint. Plaintiff subsequently filed a motion to remand to an Alabama state court. The motion to remand has not been ruled upon. A motion to stay the proceedings until the court rules upon the motion to remand was granted in June 1994.

   In May 1994, an action was filed in Mississippi state court against the leading United States cigarette manufacturers and others, including the Company, by the Attorney General of Mississippi seeking reimbursement of Medicaid and other expenditures by the State of Mississippi claimed to have been made to treat diseases allegedly caused by cigarette smoking. Moore v. The American
                                                      ---------------------
Tobacco Company, et al., Chancery Court of Jackson County, Mississippi, Case No.
--------------------------------------------------------------------------------
94-1429. Plaintiff also seeks punitive damages and an injunction barring
-------
defendants from selling or encouraging the sale of cigarettes to minors. In February 1995, the Court granted plaintiff's motion to strike certain of defendants' challenges to the sufficiency of the complaint and denied defendants' motion for judgement on the pleadings. The court subsequently denied defendants' motion for partial summary judgment, which asserted that the Attorney General lacked the authority to bring those claims seeking Medicaid reimbursement. In July 1995, plaintiffs filed a motion seeking to preclude defendants, including PM Inc., from asserting their "set off" defenses which seek reduction or elimination of damages based on benefits arising to the state through the sale of cigarettes. That motion is still pending.

   In August 1994, an action was filed in Minnesota state court against the leading United States cigarette manufacturers and others by the Attorney General of Minnesota and Blue Cross and Blue Shield of Minnesota seeking reimbursement of Medicaid and other expenditures by plaintiffs claimed to have been made to treat diseases allegedly caused by cigarette smoking. Minnesota, et al. v.
                                                      --------------------
Philip Morris Incorporated, et al., Minnesota District Court, Second Judicial
-----------------------------------------------------------------------------
District, County of Ramsey, Case No. C1-94-8565. Plaintiffs' asserted causes of
-----------------------------------------------
action include negligent performance of a voluntary undertaking, violation of Minnesota antitrust laws, violation of consumer protection statutes, restitution, and conspiracy. Plaintiffs also seek injunctive relief, as well as treble damages for the alleged antitrust violations. In August 1995, defendants requested that the Minnesota Supreme Court determine whether Blue Cross/Blue Shield of Minnesota has standing to bring a direct cause of action against defendants to recover alleged increased health care cost. In September 1995, the Supreme Court accepted review of this matter, and oral argument was heard on January 29, 1996.

   In September 1994, an action was filed in West Virginia state court against the leading United States cigarette manufacturers and others, including the Company, by the Attorney General of West Virginia seeking reimbursement of Medicaid and other expenditures by the State of West Virginia claimed to have been made to treat diseases allegedly caused by cigarette smoking. McGraw v. The American Tobacco Company, et al., Circuit
                   -------------------------------------------------------
Court of Kanawha County, West Virginia, Case 94-1707. Plaintiff asserts causes
----------------------------------------------------
of action for restitution, public nuisance, negligent performance of a voluntary undertaking, fraud, conspiracy and concert of action, aiding and abetting, violation of consumer protection statutes, and violation of the West Virginia Antitrust Act. Plaintiff also seeks an injunction barring defendants from selling or encouraging the sale of cigarettes to minors. In December
1994, defendants filed a motion to dismiss, claiming that the Attorney General did not have standing to assert certain counts in the complaint, and separate motions to dismiss the antitrust and consumer fraud counts of the complaint. In addition, the non-manufacturing defendants, including the Company, have moved to dismiss based upon the absence of personal jurisdiction. In May 1995, the Court dismissed eight of ten counts of the complaint for lack of standing and in October 1995, the Court issued a final order entering judgment on behalf of defendants as to those eight counts. The Court did not rule on the antitrust and consumer fraud counts. In October 1995, the Court granted defendants' motion to prohibit prosecution of this case pursuant to a contingent fee agreement with private counsel ruling that the Attorney General lacked the authority to enter into such an agreement.

   In November 1995, PM Inc., the other leading United States cigarette manufacturers and the Tobacco Institute filed a lawsuit in the District Court of Travis County, Texas against the Attorney General of the State of Texas, the Health and Human Services Commission of the State of Texas, the Department of Health of the State of Texas, and the Department of Human Services of the State of Texas. The suit seeks to obtain declaratory relief to enjoin the filing and prosecution of a lawsuit, which the Attorney General has threatened to bring against plaintiffs seeking to recover Medicaid costs related to medical conditions allegedly caused by cigarette smoking. The complaint asserts that the threatened lawsuit would violate the United States Constitution and federal law as well as the Texas Constitution and Texas statutory and common law. Philip
                                                                      ------
Morris Incorporated, et al. v. Dan Morales, Attorney General of the State of
----------------------------------------------------------------------------
Texas, et al., District Court of Travis County, Texas, No. 94-14807.
--------------------------------------------------------------------

   In November 1995, PM Inc., along with four other tobacco manufacturers, commenced an action in the United States District Court of Massachusetts against the Attorney General of Massachusetts seeking declaratory and injunctive relief in connection with, inter alia, the constitutionality of two recently enacted Massachusetts statutory provisions (as construed by the Attorney General). The complaint alleges that the Attorney General of Massachusetts had threatened to bring a lawsuit seeking to recover Medicaid costs against plaintiffs purportedly pursuant to these statutory provisions. The complaint asserts claims based upon the United States Constitution and federal law, as well as certain Massachusetts state constitutional, statutory and common law claims. Philip Morris
                                                       -------------
Incorporated, et al. v. Scott Harshbarger, United States District Court,
------------------------------------------------------------------------
District of Massachusetts, Case No. 95-12574-GAO. In December 1995, the Attorney
------------------------------------------------
General moved to dismiss the complaint.

   In December 1995, the Commonwealth of Massachusetts filed a complaint in the Superior Court, Middlesex County, Massachusetts against PM Inc. and nine other parties. The Commonwealth's complaint seeks certain declaratory and equitable relief, damages, and restitution, including recovery of "the smoking-related costs to the Commonwealth", such as increased expenditures for medical assistance provided under Massachusetts' Medicaid program...[and] medical assistance provided under the Common Health Program. The Commonwealth's complaint asserts five counts: undertaking of special duty, breach of warranty, conspiracy and concert of action, restitution, and unjust enrichment. By letters dated the date of the complaint, the Massachusetts Attorney General advised PM Inc. and certain other parties that the Attorney General intended to add claims under a Massachusetts "Consumer Protection" Act, demanded that $1,372,440,000 be paid, and asserted that if that sum were not paid (or if a reasonable written settlement offer were not made), "double or treble damages, together with interest, costs, and attorneys' fees" could be sought. On January 2, 1996, defendants removed the Commonwealth's action to the United States District Court for the District of Massachusetts. Commonwealth of Massachusetts v. Philip
                                   ---------------------------------------
Morris Inc., et al., United States District Court, the District of
------------------------------------------------------------------
Massachusetts, Case No. 96-10014-GAD.
-------------------------------------

   On January 22, 1996, PM Inc., four other leading United States cigarette manufacturers, the Tobacco Institute and a local retailer, commenced an action in the Circuit Court of Talbot County, Maryland against the Governor and Attorney General of the State of Maryland and the Department of Health and Mental Hygiene of Maryland seeking certain declaratory relief. The action was commenced in response to the Governor and Attorney General's threatened lawsuit against the cigarette manufacturers seeking to recover Medicaid costs related to medical conditions allegedly caused by cigarette smoking. The complaint seeks a declaration that, under Maryland law, any contingent fee contract between the Attorney General and private attorneys to be appointed assistant counsel for the State and compensated in such a manner is an unauthorized exercise of the Attorney General's constitutional and statutory powers, and is illegal and void as against the laws and public policy of the State. Philip Morris Incorporated,
                                                    ---------------------------
et al. v. Parris N. Glendening, Governor of the State of Maryland, et al.,
--------------------------------------------------------------------------
Circuit Court for Talbot County, Maryland, Case No. CG 2829.
------------------------------------------------------------

   In February 1995, Rothman's, Benson & Hedges, Inc. (in which the Company, through subsidiaries, owns a 40% interest) was served with a statement of claim commencing a purported class action in the Ontario Court of Justice, Toronto, Canada, against Imperial Tobacco Limited, RJR-MacDonald Inc., and Rothman's, Benson & Hedges. LeTourneau v. Rothman's et al., Ontario Court of Justice,
                 ---------------------------------------------------------
Toronto, Canada. Court File No. 95-CU-82186. The lawsuit seeks damages in the
-------------------------------------------
amount of $1,000,000 and punitive and exemplary damages and an order requiring the funding of rehabilitation centers. Plaintiffs seek certification of a class of persons who have suffered loss as a result of their alleged nicotine addiction and their estates and persons with related Family Law Act claims. Defendants have requested a more particular statement of claim prior to delivering their statement of defense. In July 1995, the court granted Mr. LeTourneau's motion to withdraw as a class representative and two new class representatives have been substituted.

   In July 1995, a purported class action on behalf of all Brazilian smokers and former smokers was filed in State Court in Sao Paulo, Brazil, naming Philip Morris Marketing, S.A. ("PM Marketing") as a codefendant. The Smoker Health
                                                          -----------------
Defense Association, et al. v. Souza Cruz, S.A. and Philip Morris Marketing,
----------------------------------------------------------------------------
S.A., 19th Lower Civil Court of the Central Courts of the Judiciary District of
-------------------------------------------------------------------------------
Sao Paulo, Brazil. Plaintiffs allege that defendants failed to warn that smoking
-----------------
is "addictive" and engaged in misleading advertising. Plaintiffs have obtained an ex-parte order reversing the burden of proof and placing the burden on
   --------
defendants. PM Marketing has appealed the order and has denied all material allegations in the complaint. In October 1995, PM Marketing requested that the action be dismissed based on plaintiffs' lack of standing and failure to follow proper filing procedures. In December 1995, the court denied PM Marketing's request for dismissal as well as its request to seek recusal of the judge assigned to this matter.

Other Tobacco Related Class Action Litigation
---------------------------------------------
In June 1995, a complaint was filed in the United States District Court for the District of Maryland naming PM Inc. as the sole defendant. Sacks, et al. v.
                                                           ----------------
Philip Morris Inc., United States District Court, District of Maryland, Case
----------------------------------------------------------------------------
No. WMN-95-1840. The lawsuit seeks certification of a class consisting of "all
---------------
persons and estates injured as a result of the defendant's alleged failure to manufacture a fire safe cigarette since 1987." Plaintiffs allege in their complaint that PM Inc. intentionally withheld and suppressed material information relating to technology to produce a cigarette less likely to cause fires and failed to design and sell its cigarettes using the alleged technology. Causes of action are asserted based on federal and state consumer protection statutes, strict liability, negligence and breach of implied warranties. Compensatory and punitive damages are sought. In September 1995, PM Inc. filed a motion to dismiss the complaint based on plaintiffs' failure to state a claim.

   In May 1995, PM Inc. announced a recall of certain of its products and in June and July four purported class actions relating to the recall were filed, one in New Jersey, one in Texas and two in Louisiana. Netherland, et al. v.
                                                      ---------------------
Philip Morris USA, et al., United States District Court, Western District of
----------------------------------------------------------------------------
Louisiana, Monroe Division, Case No. CV95-1249-M; Sansone, et al. v. Hoechst
----------------------------------------------------------------------------
Celanese Corporation, et al., Superior Court of New Jersey, Hudson County, Case
-------------------------------------------------------------------------------
No. HUD-L-4342-95; Tijerina, et al. v. Philip Morris, Inc., et al., United
--------------------------------------------------------------------------
States District Court, Northern District of Texas, Amarillo Division, Case No.
------------------------------------------------------------------------------
2-95-CV-120; and Walton, et al. v. Philip Morris, Inc., United States District
------------------------------------------------------------------------------
Court, Middle District of Louisiana, Case No. 95-693. The actions alleged, among
-----------------------------------------------------
other things, that PM Inc. sold defective products that caused injury to plaintiffs. In the Louisiana cases, PM Inc. has removed the cases to federal court. In the Sansone action in New Jersey, PM Inc., in July 1995, filed an answer denying the material allegations of the complaint and filed a motion to dismiss portions of plaintiffs' complaint. In September 1995, a consent order was entered with the court dismissing all of plaintiffs' claims except strict liability. In December 1995, a consent order dismissing the remaining claim in the Sansone action was submitted to the court. In the Walton action in Louisiana, plaintiff voluntarily dismissed the case in November 1995.

   In September 1995, plaintiffs in the Tijerina action (referenced above), filed a second amended complaint to change the scope of the complaint to allege that PM Inc., has, for many years, knowingly manufactured filtered products that are defective because they contain "defective filters". The second amended complaint also names two additional plaintiffs. The second amended complaint also purports to be brought on behalf of a class of all persons who have used filtered products manufactured by PM Inc. and who have suffered adverse health effects. Tijerina, et al v. Philip Morris, Inc., et al., United States District
         ----------------------------------------------------------------------
Court, Northern District of Texas, Amarillo Division, Case No. 2-95-CV-120.
---------------------------------------------------------------------------
Plaintiffs allege that the filters in these products contain hazardous chemicals, that cellulose acetate fibers break away from the filters and are inhaled and ingested by the consumer when the filtered products are used and that the tobacco in these products contains harmful pesticide residues. Plaintiffs further allege that they relied on PM Inc.'s false and fraudulent misrepresentations, made through advertising, regarding the safety of the use of the filters. Motions to dismiss certain of plaintiffs' claims and their putative expert witness designations are pending.

Other Class Action Litigation
-----------------------------
In April 1993, the Company and certain officers and directors were named as defendants in the first of a number of purported shareholder class actions which have been consolidated in the United States District Court for the Southern District of New York. San Leandro Emergency Medical Group Profit
                               ------------------------------------------
Sharing Plan, et al. v. Philip Morris Companies Inc., et al., United States
---------------------------------------------------------------------------
District Court for the Southern District of New York, Case No. 93 Civ. 2131.
----------------------------------------------------------------------------
These lawsuits allege that the Company violated federal securities laws by making false and misleading statements concerning the effects of discount cigarettes on PM Inc.'s premium tobacco business prior to April 2, 1993, the date upon which PM Inc. announced revisions in its marketing and pricing strategies for its premium and discount brands. In December 1994, defendants' motion to dismiss, heard by the Court in November 1993, was granted and the case was dismissed. Plaintiffs' appeal was argued before the United States Court of Appeals for the Second Circuit in September 1995. On January 25, 1996, the Second Circuit affirmed the District Court's dismissal of the complaint against the Company, but reinstated a claim of alleged insider trading against one of the individual defendants.

   In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in a complaint filed as a purported class action in the United States District Court in the Eastern District of New York. Lawrence, et
                                                                  ------------
al. v. Philip Morris Companies Inc., et al., United States District Court,
--------------------------------------------------------------------------
Eastern District of New York, Case No. 94 Civ. 1494 (JG). Plaintiffs allege that
--------------------------------------------------------
defendants violated the federal securities laws by maintaining artificially high levels of profitability through an inventory management practice pursuant to which defendants allegedly shipped more inventory to customers than was necessary to satisfy market demand. In December 1994, a motion to dismiss by defendants was denied. Defendants have filed an answer denying the material allegations of the complaint. In August 1995, the Court granted plaintiffs' motion for class certification, certifying this action as a class action on behalf of all persons (other than persons associated with defendants) who purchased common stock of the Company during the period July 10, 1991 through April 1, 1993, inclusive, and who held such stock at the close of business on April 1, 1993. In December 1995, the Court denied the Company's motion to amend the court's class certification order to permit the Company to take an interlocutory appeal from that order to the United States Court of Appeals for the Second Circuit.

   In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in several purported class actions that have been consolidated in the United States District Court in the Southern District of New York. Kurzweil, et al. v. Philip Morris Companies Inc., et al., United States
      -----------------------------------------------------------------------
District Court for the Southern District of New York, Case Nos. 94 Civ. 2373
----------------------------------------------------------------------------
(MBM) and 94 Civ. 2546 (MBM) and State Board of Administration of Florida, et
-----------------------------------------------------------------------------
al. v. Philip Morris Companies Inc., et al., United States District Court for
-----------------------------------------------------------------------------
the Southern District of New York, Case No. 94 Civ. 6399 (MBM). In those cases,
--------------------------------------------------------------
plaintiffs assert that defendants violated federal securities laws by, among other things, making allegedly false and misleading statements regarding the allegedly addictive qualities of cigarettes. In each case, plaintiffs claim to have been misled by defendants' knowing and intentional failure to disclose material information. In September 1995, the court granted defendants' motion to dismiss the two complaints in their entirety. The court granted plaintiff in the State Board action leave to replead one of its claims.

   In March 1995, an antitrust action was filed in California state court against four leading United States cereal manufacturers, including the Post Division of Kraft Foods, Inc., by plaintiffs purporting to represent all California residents who purchased defendants' cereal products for consumption during the four years preceding the date upon which the complaint was filed. McIver, et al. v. General Mills, Inc., et al., Superior Court of the State of
--------------------------------------------------------------------------------
California, County of Santa Barbara, Case No. 206666. Plaintiffs seek treble
----------------------------------------------------
damages and the return of profits resulting from defendants' alleged conspiracy to fix and raise prices of cereal products sold to California consumers. In April 1995, a second purported class action similar to the earlier action was filed in the same court. In August 1995, the two cases were consolidated. In September 1995, the court granted defendants' motions for summary judgment. In December 1995, plaintiffs filed an appeal of that decision with the California Court of Appeals.

   The Company and each of its subsidiaries named as a defendant believes, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. All such cases are, and will continue to be, vigorously defended. It is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry. These developments generally receive widespread media attention. The Company is not able to evaluate the effect of these developing matters on pending litigation and the possible commencement of additional litigation.

   Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an ultimate unfavorable outcome of certain pending litigation. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position.

NOTE 16. ADDITIONAL INFORMATION:
--------------------------------
---------------------------------------------------------------
(in millions)                       1995       1994       1993
---------------------------------------------------------------
Years ended December 31:
  Depreciation expense             $1,024     $1,027     $1,042
===============================================================
  Rent expense                     $  390     $  426     $  380
===============================================================
  Research and development
    expense                        $  481     $  435     $  421
===============================================================
  Advertising expense              $3,724     $3,358     $2,970
---------------------------------------------------------------
  Interest and other debt
    expense, net:
    Interest expense               $1,259     $1,288     $1,478
    Interest income                   (80)       (55)       (87)
---------------------------------------------------------------
                                   $1,179     $1,233     $1,391
===============================================================
  Interest expense of financial
    services and real estate
    operations included in
    cost of sales                  $   84     $   78     $   87
===============================================================

NOTE 17. FINANCIAL SERVICES AND REAL ESTATE OPERATIONS:
-------------------------------------------------------
------------------------------------------------------------------------------
Philip Morris Capital Corporation ("PMCC") is a wholly-owned subsidiary of the Company. PMCC invests in leveraged and single-investor leases and other tax-oriented financing transactions and third party financial instruments and also engages in various financing activities for customers and suppliers of the Company's subsidiaries. Additionally, PMCC is engaged through its wholly-owned subsidiary, Mission Viejo Company, in land planning, development and sales activities in California and Colorado.

   Pursuant to a support agreement, the Company has agreed to retain ownership of 100% of the voting stock of PMCC and make periodic payments to PMCC to the extent necessary to ensure that earnings available for fixed charges equal at least 1.25 times its fixed charges. No payments were required in 1995, 1994 or 1993.

   Condensed balance sheet data at December 31 follow:
-----------------------------------------------------------------
(in millions)                                      1995     1994
-----------------------------------------------------------------
Assets
  Finance leases                                  $6,858   $6,048
  Other investments                                  471      542
-----------------------------------------------------------------
                                                   7,329    6,590
  Less unearned income and allowances              2,336    2,067
-----------------------------------------------------------------
  Finance assets, net                              4,993    4,523
  Real estate held for development
    and sale                                         339      401
  Goodwill, net of accumulated amortization           35       36
  Other assets                                       267      276
-----------------------------------------------------------------
      Total assets                                $5,634   $5,236
=================================================================
Liabilities and stockholder's equity
  Short-term borrowings                           $  671   $  604
  Long-term debt                                     783      890
  Deferred income taxes                            3,382    3,010
  Other liabilities                                  121      151
  Stockholder's equity                               677      581
-----------------------------------------------------------------
     Total liabilities and stockholder's equity   $5,634   $5,236
=================================================================

The amounts shown above include receivables and payables with the Company and its other subsidiaries. These amounts were eliminated in the Company's consolidated balance sheets.

   Finance leases consist of a portfolio of investments in transportation, power generation, manufacturing facilities and real estate. Rentals receivable for leveraged leases represent unpaid rentals less principal and interest on third-party nonrecourse debt.

   Effective December 31, 1993, PMCC adopted the method of accounting prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, PMCC's investment securities, included in other investments, are classified as available for sale and are recorded at fair value, with unrealized gains and losses included as a component of stockholders' equity, net of related deferred tax effects.

   Other investments also include real estate and commercial receivables, the total estimated fair values of which, at December 31, 1995 and 1994, approximated their carrying values. Fair values were estimated by discounting projected cash flows using the current rates for similar loans to borrowers with similar credit ratings and maturities.

   Condensed income statement data follow for the years ended December 31,
---------------------------------------------------------
(in millions)                         1995   1994   1993
---------------------------------------------------------
Revenues:
  Financial services                   $197   $257   $276
  Real estate                           184    236    134
---------------------------------------------------------
    Total revenues                      381    493    410
Expenses:
  Financial services                    107    114    105
  Real estate                           129    190     90
---------------------------------------------------------
    Total expenses                      236    304    195
Equity in earnings of limited
  partnership investments                15     17      8
---------------------------------------------------------
Earnings before income taxes and
  cumulative adjustment                 160    206    223
Cumulative pretax adjustment related
  to leveraged leases                                  23
---------------------------------------------------------
Earnings before income taxes            160    206    246
Provision for income taxes:
  Current year                           55     72     75
  Cumulative adjustment related to
    leveraged leases                                   40
---------------------------------------------------------
    Total provision for income taxes     55     72    115
---------------------------------------------------------
Net earnings                           $105   $134   $131
=========================================================

During 1993, PMCC's portfolio of leveraged leases was recalculated using a 35% federal income tax rate, retroactive to January 1, 1993. A cumulative adjustment was recorded that increased 1993 earnings before income taxes, increased the provision for income taxes and decreased net earnings by $23 million, $40 million and $17 million, respectively.



NOTE 18. FINANCIAL INSTRUMENTS:
-------------------------------
--------------------------------------------------------------------------------
Derivative financial instruments
--------------------------------

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

   The Company has foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Swiss francs. At December 31, 1995 and 1994, the notional principal amounts of these agreements were $2.0 billion and $1.6 billion, respectively. Aggregate maturities at December 31, 1995 were as follows (in millions): 1996-$489; 1997-$737; 1998-$185; 1999-$350 and 2000-$215. The
notional amount is the amount used for the calculation of interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

   Forward exchange contracts are used by the Company to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany and third party transactions. At December 31, 1995 and 1994, the Company had forward exchange contracts, with maturities of less than one year, of $1.2 billion and $1.6 billion, respectively.

Credit exposure and credit risk
-------------------------------

The Company is exposed to credit loss in the event of nonperformance by counterparties to the swap agreements. However, such exposure was not material at December 31, 1995, and the Company does not anticipate nonperformance. Further, the Company does not have a significant credit exposure to an individual counterparty.

Fair value
----------

The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 1995 was $16.7 billion as compared to its carrying value of $15.8 billion. The aggregate fair value of the Company's total debt did not differ materially from its carrying value at December 31, 1994. The estimated fair value of financial services and real estate other investments, including commercial and real estate receivables, approximated their carrying values at December 31, 1995 and 1994.

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

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED):
----------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                           1995 Quarters
(in millions, except per share data)                          1st         2nd        3rd        4th
-----------------------------------------------------------------------------------------------------
Operating revenues                                          $16,517     $17,129    $16,689    $15,736
======================================================================================================
Gross profit                                                $ 6,467     $ 6,816    $ 6,764    $ 6,407
------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes     $ 1,363     $ 1,410    $ 1,433    $ 1,272
Cumulative effect of changes in method of accounting
  (See Notes 1 and 14)                                          (28)
------------------------------------------------------------------------------------------------------
Net earnings                                                $ 1,335     $ 1,410    $ 1,433    $ 1,272
======================================================================================================
Per share data:
  Earnings before cumulative effect of accounting changes   $  1.60     $  1.67    $  1.71    $  1.53
  Cumulative effect of changes in method of accounting         (.03)
------------------------------------------------------------------------------------------------------
  Net earnings                                              $  1.57     $  1.67    $  1.71    $  1.53
======================================================================================================
  Dividends declared                                        $  .825     $  .825    $  1.00    $  1.00
======================================================================================================
  Market price-high                                         $    68     $76 5/8    $84 1/8    $94 3/8
              -low                                          $55 3/4     $65 1/4    $71 3/8    $82 5/8
======================================================================================================

   During the year, the Company sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Pretax net gains from the sales of these businesses were $275 million, most of which were reflected in fourth quarter earnings. In the fourth quarter of 1995, the Company also recorded provisions in connection with these divestitures, primarily for an early retirement program and the write-down of assets of food facilities to be downsized or closed. The net impact of these divestitures and provisions was not material to fourth quarter operating income, pretax earnings or earnings per share.

-------------------------------------------------------------------------------
                                                    1994 Quarters
(in millions, except per share data)   1st       2nd         3rd         4th
-------------------------------------------------------------------------------
Operating revenues                    $15,500   $16,414     $16,710     $16,501
===============================================================================
Gross profit                          $ 5,929   $ 6,480     $ 6,579     $ 6,437
===============================================================================
Net earnings                          $ 1,171   $ 1,232     $ 1,230     $ 1,092
===============================================================================
Per share data:
  Net earnings                        $  1.34   $  1.42     $  1.42     $  1.27
===============================================================================
  Dividends declared                  $   .69   $   .69     $  .825     $  .825
===============================================================================
  Market price-high                   $    61   $55 3/8     $62 3/8     $64 1/2
              -low                    $49 5/8   $47 1/4     $51 3/4     $56 1/8
===============================================================================

                                ----------------

The principal stock exchange, on which the Company's common stock (par value $1 per share) is listed, is the New York Stock Exchange. At January 31, 1996 there were approximately 144,400 holders of record of the Company's common stock.

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

We have audited the accompanying consolidated balance sheets of Philip Morris Companies Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note 13 to the consolidated financial statements, the Company adopted in 1993 the method of accounting for postemployment benefits prescribed by Statement of Financial Accounting Standards No. 112.

COOPERS & LYBRAND L.L.P.

New York, New York
January 29, 1996

COMPANY REPORT ON FINANCIAL STATEMENTS
--------------------------------------

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