Form 10-K405, Exhibit 13
period 1996-12-31
PHILIP MORRIS COMPANIES INC
filed 1997-03-11
CIK 764180

Management's Discussion and Analysis of
Financial Condition and Results of Operations
================================================================================

Consolidated Operating Results--Operating Revenues

(in millions)                                     1996         1995        1994
-------------------------------------------------------------------------------
Tobacco                                        $36,549      $32,316     $28,671
Food                                            27,950       29,074      31,669
Beer                                             4,327        4,304       4,297
Financial services and real estate                 378          377         488
-------------------------------------------------------------------------------
   Operating revenues                          $69,204      $66,071     $65,125
===============================================================================

Consolidated Operating Results--Operating Income

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Tobacco                                       $ 8,263      $ 7,177      $ 6,162
Food                                            3,362        3,188        3,108
Beer                                              437          444          413
Financial services and real estate                192          164          208
-------------------------------------------------------------------------------
   Operating profit                            12,254       10,973        9,891
Unallocated corporate expenses                   (485)        (447)        (442)
-------------------------------------------------------------------------------
   Operating income                           $11,769      $10,526      $ 9,449
===============================================================================

1996 Compared with 1995

Operating revenues for 1996 increased $3.1 billion (4.7%) and operating profit increased $1.3 billion (11.7%) over 1995. Operating profit, as defined for segment reporting purposes, is operating income before unallocated corporate expenses. Operating revenues increased in 1996 over 1995 due primarily to increases in tobacco revenues, partially offset by the impact of divestitures of food businesses. Operating profit increased in 1996 over 1995 due primarily to increases in the tobacco and food segments.

      Excluding the results of divested North American food businesses (discussed below in Food--Business Environment), operating revenues and operating profit in 1996 increased $5.2 billion (8.1%) and $1.4 billion (12.9%), respectively, over 1995.

      Currency movements, primarily the strengthening of the U.S. dollar versus the Japanese yen, decreased operating profit by $116 million in 1996. Although the Company cannot predict future movements in currency rates, it anticipates that the continued strength of the U.S. dollar versus the Japanese yen and European currencies will have an unfavorable impact on operating profit in 1997.

      Interest and other debt expense, net, decreased $93 million (7.9%) compared to 1995, due primarily to a lower average interest rate on outstanding debt and higher interest income in 1996.

      Excluding the cumulative effect of accounting changes discussed below, earnings per share of $7.68 in 1996 increased by 18.0% over 1995, due to higher net earnings and lower shares outstanding. As a result of the Company's share repurchase program, the weighted average number of shares outstanding decreased to 821 million in 1996 from 842 million in 1995.

      In 1996, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position No. 96-1, "Environmental Remediation Liabilities," which, as required, was adopted by the Company as of January 1, 1997. The effect of adoption will not be material to the Company's 1997 results of operations or financial position.

1995 Compared with 1994

Operating revenues for 1995 increased $946 million (1.5%) over 1994, primarily due to increases in tobacco revenues, partially offset by the impact of divestitures of food businesses. Operating profit increased $1.1 billion (10.9%), reflecting increases in all consumer products business segments. Currency movements, primarily the Japanese yen and German mark, increased operating profit by $213 million in 1995. Excluding the results of divested food businesses (discussed below), operating revenues and operating profit increased $5.1 billion (8.7%) and $1.2 billion (13.0%), respectively, over 1994.

      Interest and other debt expense, net, decreased $54 million (4.4%) in 1995, due primarily to lower average outstanding debt during the year, partially offset by higher average commercial paper rates.

      Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 116, "Accounting for Contributions Received and Contributions Made." This Statement requires the Company to recognize an unconditional promise to make a contribution as an expense in the period the promise is made. The Company had previously expensed contributions when payment was made. The cumulative effect at January 1, 1995 of adopting SFAS No. 116 reduced 1995 net earnings by $7 million ($.01 per share). The application of SFAS No. 116 did not materially reduce 1995 earnings before cumulative effect of accounting changes.

      Effective January 1, 1995, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for non-U.S. postretirement benefits other than pensions. The cumulative effect at January 1, 1995 of adopting SFAS No. 106, for the non-U.S. plans, reduced 1995 net earnings by $21 million ($.02 per share). However, application of SFAS No. 106 for non-U.S. employees during the year ended December 31, 1995 did not materially reduce earnings before cumulative effect of accounting changes.

      Excluding the 1995 cumulative effect of accounting changes discussed above, net earnings increased by $753 million (15.9%) in 1995, primarily due to increased operating profit ($1.1 billion), which was partially offset by a higher income tax provision ($378 million).

      Excluding the 1995 cumulative effect of accounting changes discussed above, earnings per share increased by 19.4% in 1995, due to a 15.9% increase in net earnings to $5.5 billion and fewer shares outstanding. As a result of the Company's share repurchase program, the weighted average number of shares outstanding decreased to 842 million in 1995 from 867 million in 1994.

1993 Restructuring

In the fourth quarter of 1993, the Company provided for the restructuring of its worldwide operations to reduce its cost structure and to improve its future growth, profitability and cash flow. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes, net earnings and earnings per share by $741 million, $457 million and $.52, respectively. Included in this charge were asset write-downs of $429 million, with the remainder of the charge representing anticipated cash expenditures to be funded with cash provided by operating activities. During 1996, 1995 and 1994, the Company expended approximately $300 million in connection with this program. The estimate of planned annual after-tax savings by year-end 1997 is approximately $500 million.

      Effective January 1, 1993, the Company adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits." The liability established upon adoption was sufficient to provide for costs associated with workforce reductions contemplated by the 1993 restructuring.

Operating Results by Business Segment

Tobacco

Business Environment

The tobacco industry, including Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, and Philip Morris International Inc. ("PMI"), the Company's international tobacco subsidiary, have faced, and continue to face, a number of issues which may adversely affect volume, operating revenues and operating profit.

      In the United States, these issues include proposed federal regulatory controls (including, as discussed below, the issuance of final regulations by the United States Food and Drug Administration (the "FDA") which purport to regulate tobacco products as "medical devices"); actual and proposed excise tax increases; new and proposed federal, state and local governmental and private restrictions on smoking (including proposals to ban or restrict smoking in workplaces and in buildings permitting public access); new and proposed restrictions on tobacco manufacturing, marketing, advertising (including decisions by certain companies to limit or not accept tobacco advertising) and sales; new and proposed legislation and regulations to require substantial additional health warnings on cigarette packages and in advertising, and to eliminate the tax deductibility of tobacco advertising and promotional costs; actual and proposed requirements regarding disclosure of cigarette ingredients and other proprietary information; increased assertions of adverse health effects associated with both smoking and exposure to environmental tobacco smoke ("ETS"); legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the purported adverse health effects associated with both smoking and exposure to ETS; the diminishing social acceptance of smoking; increased pressure from anti-smoking groups; unfavorable press reports; governmental and grand jury investigations; private plaintiff class action litigation; and actions brought primarily by states and local governments seeking Medicaid and health care reimbursement and existing and proposed laws to help facilitate such recoveries.

      In August 1996, the FDA issued final regulations purportedly designed to reduce youth smoking. In the regulations, the FDA purports to exercise jurisdiction over nicotine as a "drug" and over cigarettes as a "medical device" (a "nicotine delivery system") under the provisions of the Food, Drug and Cosmetic Act. The final regulations include severe restrictions on the distribution, marketing and advertising of cigarettes and would require the industry to comply with a wide range of labeling, reporting, recordkeeping, manufacturing and other requirements applicable to medical devices and their manufacturers. For the most part, the regulations are scheduled to become effective on August 28, 1997. The FDA's exercise of jurisdiction, if not reversed by judicial or legislative action, could lead to more expansive FDA-imposed restrictions on cigarette operations than those set forth in the final regulations and could adversely affect the volume, operating revenues and operating profit of PM Inc. in amounts that cannot be determined. PM Inc. and other domestic cigarette manufacturers and an advertising firm have sued the FDA, seeking a judicial declaration that the FDA has no authority to regulate cigarettes and asking the court to permanently enjoin the FDA from enforcing its regulations. Similar suits have been filed against the FDA by manufacturers of smokeless tobacco products, by a trade association of cigarette retailers and by advertising agency associations. A hearing on plaintiffs' motion for summary judgment was held on February 10, 1997. The outcome of the litigation challenging the FDA regulations cannot be predicted.

      In August 1996, the Commonwealth of Massachusetts enacted legislation that would require cigarette manufacturers to disclose the flavorings and other ingredients used in each brand of cigarettes sold in the Commonwealth, and to provide "nicotine-yield ratings" for their products based on standards to be established by the Massachusetts Department of Public Health. PM Inc. believes that enforcement of the statute, which is scheduled to take effect on July 1, 1997, could require the disclosure of valuable proprietary information concerning its brands. PM Inc. and three other domestic cigarette manufacturers have filed suit in federal district court in Boston challenging the legislation as being preempted by the Federal Cigarette Labeling and Advertising Act (the "Labeling Act") and as violating the commerce, full faith and credit, due process and takings clauses of the U.S. Constitution. In February 1997, the court ruled on summary judgment motions that the Labeling Act does not preempt the requirement that ingredient information be provided to the Commonwealth. The plaintiffs intend to appeal that decision and will continue to assert their other constitutional claims. The ultimate outcome of this lawsuit cannot be predicted. The enactment of this legislation has encouraged, and continues to encourage, efforts in other states to enact similar legislation. The Department of Public Health has proposed regulations to implement the Massachusetts legislation, and has invited public comment on the proposed regulations. PM Inc. and three other domestic cigarette manufacturers filed comments objecting to the proposed regulations. Final regulations have not been issued.

      In June 1995, PM Inc. announced that it had voluntarily undertaken a program to limit minors' access to cigarettes. Elements of the program include discontinuing free cigarette sampling to consumers in the United States, discontinuing the distribution of cigarettes by mail to consumers in the United States, placing a notice on cigarette cartons and packs for sale in the United States stating "Underage Sale Prohibited," working with others in support of state legislation to prevent youth access to tobacco products, taking measures to encourage retailer compliance with minimum-age laws, and independent auditing of the program.

      In May 1996, PM Inc. proposed that comprehensive federal legislation be enacted to respond to concerns by the President and others regarding the use of tobacco products by minors. The proposed legislation would establish a federal minimum age of 18 for the sale of tobacco products and would ban, restrict or otherwise limit the following, among other things: cigarette vending machines; tobacco product brand names, logos, characters and selling messages displayed on non-tobacco-related items such as hats or T-shirts; tobacco product sponsorship of events with significant youth audiences; outdoor advertisements for tobacco products within 1,000 feet of any playground or elementary or secondary school, including outward-facing window display advertising; advertisements for tobacco products in or on trains, buses, subways and taxis, and in terminals, stations, platforms or stops for these vehicles; and advertisements for tobacco products in youth-oriented publications. The proposed legislation would restrict youth access to tobacco products by calling for a ban on the sale of single cigarettes or packs with fewer than 20 cigarettes; requiring all tobacco sales to be face-to-face, where proof of age can be verified for anyone appearing to be under age 21; mandating that tobacco products in retail establishments be displayed within the control or line of sight of an employee; banning sampling except in locations where minors are denied access; and requiring retailers and their employees to certify that they understand and will comply with minimum-age laws. To ensure compliance, the proposed legislation calls for penalties of up to $50,000 for violations by a tobacco manufacturer. The proposed legislation also calls for a $250 million contribution from the tobacco industry (based on market share) over a five-year period to assist the government and others in implementation and enforcement. The proposed legislation, which as of yet has not been introduced in either house of Congress, would preclude the FDA from regulating tobacco products.

      Some foreign countries have also taken steps to restrict or prohibit cigarette advertising and promotion, to require ingredient disclosure, to impose maximum constituent levels, to increase taxes on cigarettes, to control prices, to restrict imports, to ban or severely restrict smoking in workplaces and public places, and to otherwise discourage cigarette smoking.

      It is not possible to predict what, if any, other foreign or domestic governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes or to the tobacco industry generally.

      As further discussed in Note 13 to the Consolidated Financial Statements, there is litigation pending in various jurisdictions related to tobacco products. These cases generally fall within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual smokers,
(ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of plaintiffs, and (iii) health care cost recovery actions brought primarily by states and local governments seeking reimbursement for Medicaid and other health care expenditures allegedly caused by cigarette smoking.

      In the individual and class action smoking and health cases pending against PM Inc. and, in some cases, the Company and/or certain of its other subsidiaries, plaintiffs allege "addiction" to cigarette smoking, personal injury resulting from cigarette smoking and/or personal injury resulting from exposure to ETS and seek compensatory and, in some cases, punitive damages in amounts ranging into the billions of dollars. During the past two years, there has been a substantial increase in the number of such smoking and health cases in the United States, with a majority of the new cases having been filed in Florida on behalf of individual plaintiffs. As of December 31, 1996, there were 185 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company, compared to 115 such cases as of December 31, 1995, and 84 such cases as of December 31, 1994. One hundred twenty-two of the cases filed and served as of December 31, 1996, were filed on behalf of individual plaintiffs in the state of Florida. Ten of the individual cases involve allegations of various personal injuries allegedly related to exposure to ETS.

      In addition to the foregoing individual smoking and health cases, as of January 27, 1997, there were 17 purported smoking and health class actions pending in the United States against PM Inc. and, in some cases, the Company, including one that involves allegations of various personal injuries related to exposure to ETS. Twelve of these actions purport to constitute state-wide class actions and were filed after the Fifth Circuit Court of Appeals, in the Castano case discussed in Note 13 to the Consolidated Financial Statements, reversed a federal district court's certification of a purported nation-wide class action on behalf of persons who were allegedly addicted to tobacco products. Further state-wide class actions have been threatened. One purported smoking and health class action is pending in Canada and another in Brazil against affiliates of the Company. In California, individuals and local governments and other organizations purportedly acting as "private attorneys general" have filed suits seeking, among other things, injunctive relief, restitution and disgorgement of profits for alleged violations of California's consumer protection statutes. As of January 27, 1997,

26 health care cost recovery actions were pending. Other states and local government entities have announced that they are considering filing health care cost recovery actions.

      The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. All such cases are, and will continue to be, vigorously defended. It is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case, such as the Carter case discussed in Note 13 to the Consolidated Financial Statements, could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry. These developments generally receive widespread media attention. The Company is not able to evaluate the effect of these developing matters on pending litigation and the possible commencement of additional litigation.

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

      During 1996, press reports discussed proposals to forge a comprehensive legislative solution to smoking and health claims against the tobacco industry. The Company believes that any such legislation would involve significant, and perhaps insurmountable, difficulties in reconciling the views of many competing interests. However, the Company will explore all reasonable measures that may be in the best interests of its shareholders.

Tobacco--Operating Revenues

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Domestic tobacco                              $12,462      $11,493      $11,110
International tobacco                          24,087       20,823       17,561
-------------------------------------------------------------------------------
   Total                                      $36,549      $32,316      $28,671
===============================================================================

Tobacco--Operating Profit

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Domestic tobacco                              $ 4,206      $ 3,740      $ 3,302
International tobacco                           4,078        3,453        2,877
Amortization of goodwill                          (21)         (16)         (17)
-------------------------------------------------------------------------------
   Total                                      $ 8,263      $ 7,177      $ 6,162
===============================================================================

1996 Compared with 1995

Domestic tobacco. PM Inc.'s 1996 operating revenues increased 8.4% over 1995, due to higher volume ($465 million, including excise taxes), pricing ($414 million) and improved product mix ($90 million). 1996 operating profit increased 12.5% over 1995, due primarily to price increases, net of product cost increases ($362 million), higher volume ($289 million), improved product mix ($75 million) and lower fixed manufacturing expense ($82 million, due primarily to the costs of a product recall in 1995), partially offset by higher marketing, administration and research expense ($342 million).

      PM Inc.'s 1996 shipment volume was 230.8 billion units, an increase of 4.1% over 1995, compared with an industry increase of 0.4%. Industry volume increased due to two extra shipping days in 1996 and distributor buying patterns. While PM Inc. cannot predict future growth rates, it believes that, over the long term, industry shipments will continue to decline in line with their historical average decline of 1% to 2% per annum.

      Based on shipments, the premium and discount segments accounted for approximately 71.6% and 28.4%, respectively, of domestic cigarette industry volume in 1996, versus approximately 70.0% and 30.0%, respectively, in 1995, reflecting a continued shift to the higher margin premium segment, which began in the second half of 1993.

      PM Inc.'s 1996 shipment market share was 47.8%, an increase of 1.7 share points from 1995. In the premium segment, PM Inc.'s volume increased 6.3%, compared with a 2.7% increase for the industry, resulting in a premium segment share of 56.3%, an increase of 1.9 share points from 1995. Marlboro volume increased 11.3 billion units (7.8%) for a 32.3% share of the total industry, an increase of 2.2 share points from 1995. In the discount segment, PM Inc.'s shipments decreased 6.3%, to 36.0 billion units in 1996 compared with an industry decline of 4.9%, resulting in a discount segment share of 26.2%, a decrease of 0.4 share points from 1995.

      Retail sales data (compiled by the A.C. Nielsen Company) indicate PM Inc. and Marlboro market shares of 49.4% and 33.3%, respectively, in 1996, compared with 47.3% and 30.7%, respectively, in 1995. The retail market share for PM Inc.'s other premium brands as a group was 9.0% in 1996, up slightly from 1995. In the discount segment, Basic increased its segment share of retail sales to 17.4%, an increase of 1.6 share points from 1995.

      PM Inc. cannot predict future change or rates of change in the relative sizes of the premium and discount segments or in PM Inc.'s shipments, market share (based on shipments) or retail market share.

      During the second quarter of 1996, PM Inc. implemented a price increase of $2.00 per thousand cigarettes on its domestic premium and discount brands. PM Inc. previously increased the price of its domestic brands by $1.50 per thousand cigarettes in the second quarter of 1995.

International tobacco. PMI's 1996 operating revenues increased 15.7%, due primarily to higher foreign excise taxes ($1.6 billion, including those for previously unconsolidated and newly acquired subsidiaries), favorable volume/mix ($1.1 billion), pricing ($469 million), and the impact of previously unconsolidated and newly acquired subsidiaries ($390 million, excluding excise taxes), partially offset by unfavorable currency movements ($287 million). Operating profit increased 18.1%, due primarily to favorable volume/mix ($506 million) and price increases, net of higher costs ($297 million) and the impact of previously unconsolidated and newly acquired subsidiaries ($22 million), partially offset by unfavorable currency movements ($128 million) and higher marketing and administration costs.

      PMI's volume grew 67.1 billion units (11.3%) in 1996 over 1995 to 660.2 billion units, including local brands manufactured by Zaklady Przemyslu Tytoniowego w Krakowie S.A., a Polish cigarette manufacturer in which PMI acquired a controlling interest in February 1996. Excluding this acquisition, PMI's overall volume grew 8.4%, which continued to be driven in part by the expanding market of Eastern Europe. Although PMI cannot predict future growth rates, it anticipates an eventual return to its historic level of annual growth of 5% to 7%. In January 1997, PMI purchased a controlling interest in Tabaqueira, Portugal's formerly state-owned tobacco company. The acquisition will favorably impact volume in 1997.

      Volume advanced in most major markets, including Germany, Italy, the Netherlands, Belgium, Spain, Central and Eastern Europe, Turkey, the Middle East, Japan, Korea, Singapore, the Philippines and Argentina. In Australia, PMI's volume was lower, following the unusually high levels reached during the 1995 price war. Volume and share continued to decline in Mexico, due to economic conditions and retail price increases. In Brazil, PMI lost volume and share due to intense competition.

      PMI's market shares rose in most major markets, with increases recorded in Germany, Italy, France, the Netherlands, Belgium, Spain, Switzerland, Turkey, Japan, Korea, Hong Kong, Singapore, the Philippines and Argentina.

1995 Compared with 1994

Domestic tobacco. During 1995, PM Inc.'s operating revenues increased 3.4% from 1994, due primarily to pricing ($174 million), volume ($120 million) and improved product mix ($83 million). Operating profit for 1995 increased 13.3% from 1994, due primarily to pricing ($174 million), volume ($73 million), improved product mix ($76 million), lower marketing, administration and research costs ($60 million) and lower fixed manufacturing expense in 1995, partially offset by the costs from a product recall in 1995.

      PM Inc.'s shipment volume for 1995 was 221.8 billion units, an increase of 1.1% over 1994, compared with an industry decline of 1.7% during 1995. The premium and discount segments accounted for approximately 70.0% and 30.0%, respectively, of domestic cigarette industry shipment volume in 1995, versus approximately 67.5% for the premium segment and 32.5% for the discount segment in 1994, continuing the shift toward the premium segment that began in the second half of 1993.

      PM Inc.'s shipment market share for 1995 was 46.1%, an increase of 1.3 share points over 1994. In the premium segment, volume in PM Inc.'s brands increased 3.5%, compared with a 1.9% increase for the industry, resulting in a premium segment share of 54.5%, an increase of 0.9 share points from 1994. Marlboro volume was up 7.1 billion units (5.2%) for a 30.1% share of the total industry, an increase of 2.0 share points from 1994. In the discount segment, PM Inc.'s shipments decreased 9.1%, to 38.5 billion units, in 1995 compared with an industry decline of 9.2%, resulting in a discount segment share of 26.6%, an increase of 0.1 share points from 1994.

      Retail sales data (compiled by the A.C. Nielsen Company), indicate PM Inc. and Marlboro market shares of 47.3% and 30.7%, respectively, in 1995, compared with 46.2% and 28.6%, respectively, in 1994. The retail market share for PM Inc.'s other premium brands as a group was 8.9% in 1995, unchanged from 1994. In the discount segment, Basic increased its segment share of retail sales 1.3 points, to 15.8%, in 1995.

International tobacco. During 1995, operating revenues of PMI increased 18.6%, due primarily to higher foreign excise taxes ($1.6 billion), favorable currency movements ($708 million), higher volume/mix ($713 million) and price increases ($264 million). Operating profit increased 20.0% due primarily to higher volume/mix ($338 million), price increases ($264 million) and favorable currency movements ($210 million), partially offset by higher marketing, administration and research costs ($264 million).

      PMI's volume grew 57.2 billion units (10.7%) in 1995 to 593.2 billion units. Volume advanced in most major markets, including Germany, Italy, Spain, the Netherlands, Belgium, Central and Eastern Europe, Turkey, the Middle East, Japan, Korea, the Philippines, Australia and Argentina. In Eastern Europe, which includes parts of the former Soviet Union, PMI's volume climbed 54%. This emerging market has in part driven PMI's volume growth to double its historic growth level. Volume declined in France, due to tax-driven price increases; in Mexico, due to continued poor economic conditions; and in Brazil, due to competition. Importantly, however, volume and market share for Marlboro increased in France and Brazil.

      PMI's market shares reached record levels in most major international markets, with strong gains in Germany, Italy, the Netherlands, Belgium, Spain, the Czech and Slovak Republics, Turkey, Japan, Korea, Hong Kong, Singapore, Australia and Argentina.

Food

Business Environment

Several steps have been taken in recent years to build the value of premium brands, reduce costs and increase profitability in the Company's food businesses. During 1995, the North American food business was reorganized to combine the operations of Kraft USA and General Foods USA. The combined organization, named Kraft Foods, Inc. ("Kraft"), has streamlined operations and improved effectiveness and customer response. Also in 1995, the international food business, Kraft Foods International, Inc. ("KFI"), was realigned to capitalize on future growth opportunities and reorganized into separate regional units: Western Europe; Northern Europe; Central and Eastern Europe, Middle East and Africa; and Asia/Pacific.

      During 1995 and 1996, Kraft and KFI realigned their portfolios of businesses to focus on higher-margin premium products. During 1995, Kraft sold its bakery, North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, KFI sold several smaller international food businesses. During 1996, Kraft sold its bagel business and KFI sold several non-strategic businesses (including margarine businesses in the U.K. and Italy) at net gains of $320 million. In addition, Kraft and KFI initiated cost saving programs that included downsizing facilities and increased severance for workforce reductions. The cost of these actions substantially offset the gains from businesses sold. Kraft also acquired the Taco Bell grocery and Del Monte shelf-stable pudding businesses during 1996 and 1995, respectively. In Latin America, where certain subsidiaries and affiliates of PMI manufacture and market a wide variety of food products, PMI acquired nearly all of the remaining voting shares of Industrias de Chocolate Lacta S.A. ("Lacta"), a Brazilian chocolate confectionery company, in the second quarter of 1996.

      The North American and international food businesses have been and will continue to be affected by green coffee bean price volatility. Throughout 1995, green coffee bean prices were volatile, significantly affecting consumer buying patterns and leading to intense price competition among coffee companies in some markets. In 1996, intense competition continued as green coffee bean prices declined. The green coffee bean price decline lowered 1996 operating revenues as prices charged to consumers were reduced. Kraft was also affected by record high cheese commodity costs, as well as other higher dairy commodity costs, arising from low U.S. milk production. The increased commodity costs have led to higher prices charged to consumers. Additionally, Kraft's cereal business was affected by intense price competition, particularly from private label brands. In response, Kraft implemented price reductions and simplified couponing of its cereal products in the second quarter of 1996. Several competitors followed with similar pricing strategies.

Food--Operating Revenues

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
North American food                           $16,447      $17,891      $21,556
International food                             11,503       11,183       10,113
-------------------------------------------------------------------------------
   Total                                      $27,950      $29,074      $31,669
===============================================================================

Food--Operating Profit

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
North American food                           $ 2,628      $ 2,542      $ 2,539
International food                              1,303        1,218        1,153
Amortization of goodwill                         (569)        (572)        (584)
-------------------------------------------------------------------------------
   Total                                      $ 3,362      $ 3,188      $ 3,108
===============================================================================

1996 Compared with 1995

North American food. During 1996, operating revenues decreased 8.1% from 1995, due primarily to the impact of divestitures ($2.0 billion), product mix ($95 million) and pricing ($82 million), partially offset by volume increases in ongoing operations ($662 million), the impact of acquisitions ($63 million) and favorable currency movements ($39 million). Operating profit increased 3.4% over 1995 due primarily to volume increases in ongoing operations ($405 million) and lower marketing, administration and research costs ($46 million), partially offset by net price reductions and net cost increases ($158 million), the impact of divestitures ($116 million), and product mix ($101 million). Kraft had net gains from sales of businesses of $250 million in 1996. In addition, Kraft initiated cost savings actions that included downsizing facilities. The cost of these actions substantially offset the gains from businesses sold. The effect of pricing on 1996 operating revenues was due primarily to price reductions in coffee and cereals, partially offset by price increases in cheese. The effect of net price reductions on 1996 operating profit was due primarily to price reductions in cereals. The effect of net cost increases on 1996 operating profit was due primarily to higher cheese commodity costs.

      Excluding operating results of the divested businesses discussed above, 1996 North American food operating revenues and operating profit increased 3.8% and 8.5%, respectively, over 1995.

      Significant volume gains were achieved in beverages, on the strength of ready-to-drink and powdered products, and in frozen pizza, helped by new product introductions and geographic market expansion. Volume also increased in desserts, due to strength in packaged and refrigerated products, as well as the acquisition of a shelf-stable pudding product line in the fourth quarter of 1995; coffee, aided by sales of premium-priced line extensions; processed meats, with growth in lunch combinations, driven by product introductions, and cold cuts; and meals, due to strength in dinners and stuffing. Volume increased in cereals in 1996, due primarily to product introductions and the implementation of price reductions and simplified couponing in the second quarter. Despite lower consumption in the process cheese category as prices rose, total cheese volume grew slightly due to new product introductions.

International food. Operating revenues for 1996 increased 2.9% over 1995, due primarily to higher volume ($44 million), the consolidation of previously unconsolidated operations ($612 million) and the impact of acquisitions ($105 million), partially offset by pricing ($255 million, primarily coffee), the impact of divestitures ($137 million) and unfavorable currency movements ($49 million). Operating profit during 1996 increased 7.0% over 1995, reflecting higher volume ($23 million), cost decreases, net of price reductions ($81 million), the consolidation of previously unconsolidated operations ($66 million) and favorable currency movements ($7 million), partially offset by higher marketing, administration and research costs ($101 million, primarily higher marketing costs) and the impact of divestitures ($7 million). KFI had net gains of $70 million from sales of businesses in 1996. In addition, KFI initiated cost savings actions that included increased severance for workforce reductions. The cost of these actions substantially offset the gains from businesses sold.

      Higher international food volume was due primarily to the consolidation of previously unconsolidated businesses, the acquisition of Lacta and growth in coffee. KFI's coffee volume increased in all regions during 1996, particularly in several key markets such as Germany and France, KFI's largest coffee markets. The gains were a result of increased marketing and several premium product introductions. KFI's confectionery volume increased, due primarily to the emerging markets of Central and Eastern Europe, but declined in Western Europe where competition remained intense. KFI's cheese and grocery volumes decreased, due to divestitures of businesses, lower consumption of beef in Italy, and the effects of a peanut butter recall in Australia, partially offset by increased sales of snacks in Scandinavia. Latin America volume was higher as a result of the acquisition of Lacta and strong sales of powdered soft drinks throughout the region.

      Steps were taken during 1996, and will continue in 1997, to lower KFI's overhead costs and strengthen the marketing of KFI brands in the intensely price competitive environments of Europe.

1995 Compared with 1994

North American food. During 1995, operating revenues decreased 17.0%, due primarily to the impact of divestitures ($4.2 billion), partially offset by increases in price/mix ($311 million) and volume ($226 million). Operating profit increased 0.1% over 1994, due primarily to price increases, net of cost increases ($61 million), gains on sales of businesses ($202 million), volume increases ($97 million) and lower marketing, administration and research costs ($14 million), partially offset by the reduction in operating profit resulting from divestitures ($166 million) and provisions for an early retirement program and the write-down of assets of facilities to be closed or downsized (aggregating $202 million).

      Excluding operating results of divested businesses (discussed above), North American food operating revenues and operating profit increased 3.3% and 7.3%, respectively, in 1995 compared with 1994.

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

International food. Operating revenues for 1995 increased 10.6% over 1994, due primarily to favorable currency movements ($652 million), price increases ($477 million, primarily coffee) and the impact of acquisitions ($92 million), partially offset by volume decreases ($151 million). Operating profit increased 5.6% over 1994, due primarily to gains on sales of businesses as discussed below ($73 million), the gain on sale of an equity investment ($43 million), and income from unconsolidated subsidiaries, reflecting higher volume in emerging markets ($77 million), partially offset by provisions recorded primarily to write-down assets of facilities to be closed ($73 million) and lower volume ($50 million).

      During 1995, KFI sold a Scandinavian cereal operation, a U.K. frozen foods operation and the international distribution rights of Kraft's bakery business.

      Overall volume declined in 1995. In Western Europe, volume declined, due to market softness and intense competition for core coffee and confectionery products, particularly in Germany, KFI's largest European market. Despite intense price competition in coffee and a soft confectionery market resulting from an unusually hot summer, market shares increased in Germany in both the roast and ground coffee and chocolate tablet categories. In Central and Eastern Europe, volume increased in coffee and confectionery products, while the Asia/Pacific region recorded increases in the coffee, and cheese and grocery categories. In Latin America, total volume was higher in 1995, driven by powdered soft drinks in Argentina and Brazil and higher ice cream volume in Brazil, partially offset by lower ice cream volume in Argentina and lower powdered soft drink volume in Mexico.

Beer

1996 Compared with 1995

Operating revenues of Miller Brewing Company ("Miller") for 1996 increased $23 million (0.5%) from 1995, due to price/mix improvements ($136 million) and the impact of acquisitions ($7 million), partially offset by lower volume ($119 million). Operating profit decreased $7 million (1.6%) from 1995, due to lower volume ($49 million) and unfavorable fixed manufacturing expense ($18 million), partially offset by price/mix improvements, net of higher material costs ($25 million) and lower marketing, administration and research costs ($36 million, primarily marketing). During 1996, Miller recorded its share of a restructuring charge at 20%-owned Molson Canada and realized the benefit of lower than anticipated costs for integrating Molson USA's operations. Also in 1996, Miller took several actions to restore growth, streamline its organization and reduce costs. These included a workforce reduction, the costs of which were charged against the existing postemployment liability. The impact of these items was not material to Miller's operating profit for 1996.

      Miller's 1996 total shipment volume of 43.8 million barrels decreased 2.7% from 1995. Despite higher shipments of Miller Lite in 1996, shipments of premium-priced brands decreased, as did shipments of budget-priced brands. Lower volume was due to softness in most of Miller's brands and intense competition. Miller's market share of the U.S. malt industry (based on ship-ments) was 21.6%, down 1.0 share point from 1995. Despite lower overall volume, Miller's premium shipments increased to 82.5% from 81.8% of Miller's total shipments. Miller's volume and share in 1997 may decline further if current competitive conditions continue.

1995 Compared with 1994

Operating revenues of Miller for 1995 increased $7 million (0.2%) from 1994, due to price/mix improvements ($27 million), partially offset by volume decreases. Operating profit increased $31 million (7.5%) over 1994, due to price/mix improvements and lower costs (aggregating $39 million), partially offset by volume decreases ($9 million).

      Miller's 1995 shipment volume of 45.0 million barrels of beer decreased 0.5% from 1994, in line with the industry. Miller's domestic shipments were 1.1% lower in 1995, reflecting the current softness in the domestic beer industry, but were partially offset by growth in Miller's international sales. Shipments of premium-priced beers rose 1.3% to account for 81.8% of shipments in 1995 compared with 80.4% in 1994. Premium brand growth was led by the initial success of Red Dog and increased shipments of Miller Lite, reflecting enhanced advertising and marketing. Shipments of Miller Genuine Draft and ice beers were down versus the prior year. Miller's market share of the U.S. malt beverage industry (based on shipments) was 22.6% in 1995, down 0.1 share point from 1994.

Financial Services and Real Estate

1996 Compared with 1995

In 1996, operating revenues from financial services and real estate operations were flat, and operating profit increased 17.1% from 1995. Higher financial services operating revenues and operating profit from Philip Morris Capital Corporation ("PMCC") reflect the continued growth and gains realized from PMCC's leasing and structured finance portfolio. 1996 operating revenues from real estate operations of Mission Viejo Company ("MVC") decreased from 1995, due primarily to an unfavorable comparison caused by a large land sale in Southern California during 1995, but operating profit increased slightly in 1996 due to higher margins.

1995 Compared with 1994

For 1995, operating revenues from financial services and real estate operations decreased 22.7%, and operating profit decreased 21.1% from 1994. Lower financial services operating profit reflects gains recognized in 1994 related to the sale of PMCC's marketable securities portfolio. Operating profit from MVC's real estate operations increased from 1994 levels, due primarily to improved residential land sales volume in Colorado, and higher profit margins in California.

Financial Review

Net Cash Provided by Operating Activities

During 1996, cash provided by operating activities was $7.7 billion, $782 million higher than in 1995 due primarily to higher net earnings, partially offset by increased investments in working capital.

      During 1995, cash provided by operating activities was $6.9 billion, compared with $7.1 billion in 1994. The decrease was due primarily to an investment in working capital, partially offset by higher net earnings.

      Including payments of income taxes on sales of businesses and PMCC's interest payment on zero coupon bonds, which matured in 1994, operating cash flow was $7.6 billion, $6.7 billion and $6.9 billion, for 1996, 1995 and 1994, respectively.

Net Cash Used in Investing Activities

During 1996, cash used in investing activities was $2.1 billion, compared with $109 million during 1995. The change was due primarily to cash used in 1996 for acquisitions (primarily for controlling interests in a Polish cigarette manufacturer and a Brazilian chocolate confectionery company) compared with cash received in 1995 from the sales of food businesses. During 1995, Kraft sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold in 1995. Total proceeds from the sales of these businesses were $2.1 billion. In 1996, the Company sold several domestic and international food businesses, including the North American bagel business, for proceeds of $612 million.

      Cash used in investing activities for 1995 was $109 million, compared with $1.2 billion for 1994. The change was due primarily to cash received from sales of businesses in 1995, partially offset by a $797 million decrease in cash provided by PMCC, reflecting the sale of PMCC's marketable securities portfolio in 1994.

      Capital expenditures for 1996 increased 9.9%, to $1.8 billion, of which 47% related to tobacco operations and 46% related to food operations, primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures are estimated to be $1.9 billion in 1997 and a total of approximately $8.0 billion for the five-year period 1997-2001, of which approximately 57% and 48%, respectively, are projected for tobacco operations and approximately 36% and 43%, respectively, are projected for food operations.

Net Cash Used in Financing Activities

During 1996, the Company's net cash used in financing activities increased to $6.4 billion, from $5.6 billion in 1995, due primarily to increases in stock repurchases ($659 million) and dividends paid ($523 million), partially offset by lower net repayments of short-term borrowings and long-term debt. During 1995, the Company's net cash used in financing activities was $5.6 billion, compared with $5.7 billion in 1994.

Debt

The Company's total debt was $15.2 billion, $15.8 billion and $16.5 billion at December 31, 1996, 1995 and 1994, respectively. Total consumer products debt decreased $439 million in 1996, $606 million in 1995 and $1.4 billion in 1994, due primarily to favorable cash flow and scheduled debt maturities.

      At December 31, 1996, the Company's credit facilities amounted to approximately $15.6 billion, of which approximately $15.3 billion were unused. These include revolving bank credit agreements totaling $12.0 billion. An agreement for $4.0 billion expires in October 1997. An agreement for $8.0 billion expires in 2000, enabling the Company to refinance short-term debt on a long-term basis, based upon its intent and ability to refinance such debt. These facilities are used to support the Company's commercial paper borrowings and are available for acquisitions and other corporate purposes. The Company expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

      Fixed rate debt constituted approximately 86% and 79% of total consumer products debt at December 31, 1996 and 1995, respectively. The average interest rate on total consumer products debt, including the impact of currency swap agreements discussed below, was approximately 7.5% and 7.7% at December 31, 1996 and 1995, respectively.

      The Company operates internationally, with manufacturing and sales facilities in various locations around the world. The Company continually evaluates its foreign currency net asset exposure (primarily the Swiss franc, German mark, Swedish krona, British pound and Canadian dollar) based on current market conditions and business strategies. It acts to manage such exposure, when deemed prudent, through various hedging transactions. The Company has entered into currency and related interest rate swap agreements to manage exposure to currency movements. The aggregate notional principal amounts of these agreements outstanding at December 31, 1996 and 1995 were $2.2 billion and $2.0 billion, respectively, of which $1.5 billion related to consumer products debt at December 31, 1996 and 1995, respectively.

      The Company enters into forward exchange contracts, for purposes other than trading, to reduce the effects of fluctuating foreign currency on foreign currency denominated current assets, liabilities, commitments and short-term intercompany transactions. At December 31, 1996 and 1995, the Company had forward exchange contracts, with maturities of less than one year, of $1.7 billion and $1.2 billion, respectively.

      The Company's credit ratings by Moody's at December 31, 1996, 1995 and 1994 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's at December 31, 1996, 1995 and 1994 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

Equity and Dividends

During 1996, the Company repurchased 28.6 million shares of its common stock at an aggregate cost of $2.8 billion. These purchases were made pursuant to the Company's repurchase program, announced in 1994, to purchase up to $6 billion of its common stock in the open market. These 1996 repurchases, net of 7.9 million shares issued under the Philip Morris 1992 Incentive Compensation and Stock Option Plan in 1996, resulted in lower average shares outstanding. Through December 31, 1996, cumulative purchases under the program totaled 64.1 million shares at a cost of $5.3 billion.

      Dividends paid in 1996 were 17.8% higher than in 1995, reflecting an increase in dividends declared, partially offset by fewer shares outstanding. On August 28, 1996, the Board of Directors increased the Company's quarterly dividend rate to $1.20 per share, a 20.0% increase, resulting in an annualized dividend rate of $4.80 per share.

      At December 31, 1996, the ratio of consumer products debt to total equity was 0.98, compared with 1.03 at December 31, 1995. The Company's ratio of total debt to total equity at December 31, 1996 was 1.07 compared with 1.13 at December 31, 1995. The changes in these ratios primarily reflect net repayments of short-term borrowings and long-term debt and an increase in stockholders' equity, due primarily to net earnings partially offset by share repurchases, dividends declared and currency translation adjustments. Return on average stockholders' equity increased to 44.7% in 1996 from 40.7% in 1995. The increase from 1995 reflects higher earnings, partially offset by higher stockholders' equity.

Cash and Cash Equivalents

Cash and cash equivalents decreased to $240 million at December 31, 1996 from $1.1 billion at December 31, 1995. The decrease primarily reflects the use of cash in 1996 for investments in foreign operations and normal working capital requirements, including repayment of short-term borrowings.

Contingencies

See Note 13 to the Consolidated Financial Statements for a discussion of contingencies.

Forward-Looking and Cautionary Statements

Reference is made to Item 1 (c) "Other Matters--Forward-Looking and Cautionary Statements" of the Company's Form 10-K regarding important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company, including forward-looking statements contained in this report.


Selected Financial Data--Fifteen-Year Review (in millions of dollars, except per share data)
============================================================================================

                                                                 1996            1995            1994          1993           1992
----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                          $  69,204       $  66,071       $  65,125      $ 60,901       $ 59,131
United States export sales                                      6,476           5,920           4,942         4,105          3,797
Cost of sales                                                  26,560          26,685          28,351        26,771         26,082
Federal excise taxes on products                                3,544           3,446           3,431         3,081          2,879
Foreign excise taxes on products                               11,107           9,486           7,918         7,199          6,157
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                               11,769          10,526           9,449         7,587         10,059
Interest and other debt expense, net (consumer products)        1,086           1,179           1,233         1,391          1,451
Earnings before income taxes and cumulative effect
   of accounting changes                                       10,683           9,347           8,216         6,196          8,608
Pretax profit margin                                             15.4%           14.1%           12.6%         10.2%          14.6%
Provision for income taxes                                      4,380           3,869           3,491         2,628          3,669
----------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes         6,303           5,478           4,725         3,568          4,939
Cumulative effect of accounting changes                                           (28)                         (477)
Net earnings                                                    6,303           5,450           4,725         3,091          4,939
Earnings per share before cumulative effect
   of accounting changes                                         7.68            6.51            5.45          4.06           5.45
Per share cumulative effect of accounting changes                                (.03)                         (.54)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                           7.68            6.48            5.45          3.52           5.45
Dividends declared per share                                     4.40            3.65            3.03          2.60           2.35
Weighted average shares (millions)                                821             842             867           878            906
Capital expenditures (consumer products)                        1,782           1,621           1,726         1,592          1,573
Depreciation (consumer products)                                1,038           1,023           1,025         1,042            963
----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net (consumer products)         11,751          11,116          11,171        10,463         10,530
Inventories (consumer products)                                 9,002           7,862           7,987         7,358          7,785
Total assets                                                   54,871          53,811          52,649        51,205         50,014
Total long-term debt                                           12,961          13,107          14,975        15,221         14,583
Total debt--consumer products                                  13,933          14,372          14,978        16,364         16,269
          --financial services and real estate                  1,307           1,454           1,494         1,792          1,934
----------------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                     3,336           2,827           2,496         2,168          2,248
Stockholders' equity                                           14,218          13,985          12,786        11,627         12,563
Common dividends declared as a % of net earnings                 57.3%           56.3%           55.6%         73.8%          43.0%
Book value per common share                                     17.55           16.83           14.99         13.26          14.07
Market price of common share--high/low                     119-85 5/8   94 3/8-55 3/4   64 1/2-47 1/4     77 5/8-45  86 5/8-69 1/2
----------------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year-end                         113          90 1/4          57 1/2        55 5/8         77 1/8
Price/earnings ratio at year-end                                   15              14              11            14             14
Number of common shares outstanding at
   year-end (millions)                                            810             831             853           877            893
Number of employees                                           154,000         151,000         165,000       173,000        161,000
==================================================================================================================================

                                                                  1991          1990          1989            1988            1987
----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                            $ 56,458      $ 51,169      $ 44,080        $ 31,273        $ 27,650
United States export sales                                       3,061         2,928         2,288           1,863           1,592
Cost of sales                                                   25,612        24,430        21,868          13,565          12,183
Federal excise taxes on products                                 2,978         2,159         2,140           2,127           2,085
Foreign excise taxes on products                                 5,416         4,687         3,608           3,755           3,331
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 8,622         7,946         6,789           4,397           3,990
Interest and other debt expense, net (consumer products)         1,651         1,635         1,731             670             646
Earnings before income taxes and cumulative effect
   of accounting changes                                         6,971         6,311         5,058           3,727           3,344
Pretax profit margin                                              12.3%         12.3%         11.5%           11.9%           12.1%
Provision for income taxes                                       3,044         2,771         2,112           1,663           1,502
----------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes          3,927         3,540         2,946           2,064           1,842
Cumulative effect of accounting changes                           (921)                                        273
Net earnings                                                     3,006         3,540         2,946           2,337           1,842
Earnings per share before cumulative effect
   of accounting changes                                          4.24          3.83          3.18            2.22            1.94
Per share cumulative effect of accounting changes                 (.99)                                        .29
----------------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                            3.25          3.83          3.18            2.51            1.94
Dividends declared per share                                      1.91          1.55          1.25            1.01             .79
Weighted average shares (millions)                                 925           925           927             932             951
Capital expenditures (consumer products)                         1,562         1,355         1,246           1,024             718
Depreciation (consumer products)                                   938           876           755             608             564
----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net (consumer products)           9,946         9,604         8,457           8,648           6,582
Inventories (consumer products)                                  7,445         7,153         5,751           5,384           4,154
Total assets                                                    47,384        46,569        38,528          36,960          21,437
Total long-term debt                                            14,213        16,121        14,551          16,812           5,983
Total debt--consumer products                                   15,289        17,182        14,887          16,442           6,355
          --financial services and real estate                   1,611         1,560         1,538           1,504           1,378
----------------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                      1,803         2,083         1,732           1,559           2,044
Stockholders' equity                                            12,512        11,947         9,571           7,679           6,823
Common dividends declared as a % of net earnings                  58.7%         40.5%         39.3%           40.3%           40.6%
Book value per common share                                      13.60         12.90         10.31            8.31            7.21
Market price of common share--high/low                   81 3/4-48 1/4         52-36     45 1/2-25   25 1/2-20 1/8   31 1/8-18 1/8
----------------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year-end                       80 1/4        51 3/4        41 5/8          25 1/2          21 3/8
Price/earnings ratio at year-end                                    19            14            13              11              11
Number of common shares outstanding at
   year-end (millions)                                             920           926           929             924             947
Number of employees                                            166,000       168,000       157,000         155,000         113,000
==================================================================================================================================

                                                                    1986          1985           1984         1983           1982
---------------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                              $ 25,542      $ 16,158        $14,102      $13,256        $11,720
United States export sales                                         1,193           923            925          970            978
Cost of sales                                                     11,901         6,709          5,840        5,665          5,532
Federal excise taxes on products                                   2,075         2,049          2,041        1,983          1,180
Foreign excise taxes on products                                   2,653         1,766          1,635        1,527          1,435
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                   3,537         2,664          1,908        1,840          1,547
Interest and other debt expense, net (consumer products)             772           311            276          230            244
Earnings before income taxes and cumulative effect
   of accounting changes                                           2,765         2,353          1,632        1,610          1,303
Pretax profit margin                                                10.8%         14.6%          11.6%        12.1%          11.1%
Provision for income taxes                                         1,287         1,098            743          706            521
---------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes            1,478         1,255            889          904            782
Cumulative effect of accounting changes
Net earnings                                                       1,478         1,255            889          904            782
Earnings per share before cumulative effect
   of accounting changes                                            1.55          1.31            .91          .90            .78
Per share cumulative effect of accounting changes
---------------------------------------------------------------------------------------------------------------------------------
Net earnings per share                                              1.55          1.31            .91          .90            .78
Dividends declared per share                                         .62           .50            .43          .36            .30
Weighted average shares (millions)                                   954           959            981        1,008          1,005
Capital expenditures (consumer products)                             678           347            298          566            918
Depreciation (consumer products)                                     514           367            341          294            250
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net (consumer products)             6,237         5,684          4,014        4,381          4,178
Inventories (consumer products)                                    3,836         3,827          2,653        2,599          2,834
Total assets                                                      19,482        18,712          9,880        9,908          9,756
Total long-term debt                                               6,887         8,035          2,239        2,549          3,776
Total debt--consumer products                                      6,889         7,887          2,566        3,054          3,728
          --financial services and real estate                     1,141           944            436          141             83
---------------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                        1,519         1,233            907          825            627
Stockholders' equity                                               5,655         4,737          4,093        4,034          3,663
Common dividends declared as a % of net earnings                    39.9%         38.1%          46.8%        40.5%          38.6%
Book value per common share                                         5.94          4.96           4.21         4.03           3.64
Market price of common share--high/low                         19 1/2-11      11 7/8-9   10 3/8-7 3/4      9-6 3/4    8 1/2-5 1/2
---------------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year-end                             18            11         10 1/8            9          7 1/2
Price/earnings ratio at year-end                                      11             8             11           10              9
Number of common shares outstanding at
   year-end (millions)                                               951           955            971        1,000          1,007
Number of employees                                              111,000       114,000         68,000       68,000         72,000
=================================================================================================================================

See notes to the consolidated financial statements regarding the 1996 acquisitions, 1995 and 1996 divestitures of food businesses, the 1995 adoptions of SFAS No. 116 and SFAS No. 106 for non-U.S. benefit plans, the 1993 adoption of SFAS No. 112 and the 1993 restructuring of the Company's worldwide operations.


                                    30 & 31

Consolidated Balance Sheets (in millions of dollars, except per share data)
================================================================================

at December 31,                                                   1996      1995
--------------------------------------------------------------------------------
Assets
Consumer products
   Cash and cash equivalents                                   $   240   $ 1,138
   Receivables, net                                              4,466     4,508
   Inventories:
      Leaf tobacco                                               4,143     3,332
      Other raw materials                                        1,854     1,721
      Finished product                                           3,005     2,809
--------------------------------------------------------------------------------
                                                                 9,002     7,862
   Other current assets                                          1,482     1,371
--------------------------------------------------------------------------------
         Total current assets                                   15,190    14,879
   Property, plant and equipment, at cost:
      Land and land improvements                                   664       726
      Buildings and building equipment                           5,168     4,976
      Machinery and equipment                                   12,481    11,542
      Construction in progress                                   1,659     1,357
--------------------------------------------------------------------------------
                                                                19,972    18,601
      Less accumulated depreciation                              8,221     7,485
--------------------------------------------------------------------------------
                                                                11,751    11,116
   Goodwill and other intangible assets
      (less accumulated amortization of $4,391 and $3,873)      18,998    19,319
   Other assets                                                  3,015     2,866
--------------------------------------------------------------------------------
         Total consumer products assets                         48,954    48,180
Financial services and real estate
   Finance assets, net                                           5,345     4,991
   Real estate held for development and sale                       314       339
   Other assets                                                    258       301
--------------------------------------------------------------------------------
         Total financial services and real estate assets         5,917     5,631

--------------------------------------------------------------------------------
               Total Assets                                    $54,871   $53,811
================================================================================

See notes to consolidated financial statements.

                                                                            1996      1995
------------------------------------------------------------------------------------------
Liabilities
Consumer products
   Short-term borrowings                                                 $   260   $   122
   Current portion of long-term debt                                       1,846     1,926
   Accounts payable                                                        3,409     3,364
   Accrued liabilities:
      Marketing                                                            2,106     2,114
      Taxes, except income taxes                                           1,331     1,075
      Employment costs                                                       942       995
      Other                                                                2,726     2,706
   Income taxes                                                            1,269     1,137
   Dividends payable                                                         978       834
------------------------------------------------------------------------------------------
         Total current liabilities                                        14,867    14,273

   Long-term debt                                                         11,827    12,324
   Deferred income taxes                                                     731       356
   Accrued postretirement health care costs                                2,372     2,273
   Other liabilities                                                       5,773     5,643
------------------------------------------------------------------------------------------
         Total consumer products liabilities                              35,570    34,869

Financial services and real estate
   Short-term borrowings                                                     173       671
   Long-term debt                                                          1,134       783
   Deferred income taxes                                                   3,636     3,382
   Other liabilities                                                         140       121
------------------------------------------------------------------------------------------
         Total financial services and real estate liabilities              5,083     4,957
------------------------------------------------------------------------------------------
         Total liabilities                                                40,653    39,826

Contingencies (Note 13)

Stockholders' Equity
   Common stock, par value $1.00 per share (935,320,439 shares issued)       935       935
   Earnings reinvested in the business                                    22,478    19,779
   Currency translation adjustments                                          192       467
------------------------------------------------------------------------------------------
                                                                          23,605    21,181
   Less cost of repurchased stock (124,871,681 and 104,150,433 shares)     9,387     7,196
------------------------------------------------------------------------------------------
         Total stockholders' equity                                       14,218    13,985

------------------------------------------------------------------------------------------
               Total Liabilities and Stockholders' Equity                $54,871   $53,811
==========================================================================================

Consolidated Statements of Earnings (in millions of dollars, except per share data)
================================================================================


for the years ended December 31,                                 1996        1995       1994
--------------------------------------------------------------------------------------------
Operating revenues                                           $ 69,204    $ 66,071   $ 65,125
Cost of sales                                                  26,560      26,685     28,351
Excise taxes on products                                       14,651      12,932     11,349
--------------------------------------------------------------------------------------------
   Gross profit                                                27,993      26,454     25,425
Marketing, administration and research costs                   15,630      15,337     15,372
Amortization of goodwill                                          594         591        604
--------------------------------------------------------------------------------------------
   Operating income                                            11,769      10,526      9,449
Interest and other debt expense, net                            1,086       1,179      1,233
--------------------------------------------------------------------------------------------
   Earnings before income taxes and cumulative
      effect of accounting changes                             10,683       9,347      8,216
Provision for income taxes                                      4,380       3,869      3,491
--------------------------------------------------------------------------------------------
   Earnings before cumulative effect of accounting changes      6,303       5,478      4,725
Cumulative effect of changes in method of accounting                          (28)
--------------------------------------------------------------------------------------------
   Net earnings                                              $  6,303    $  5,450   $  4,725
============================================================================================
Per share data:
   Earnings before cumulative effect of accounting changes   $   7.68    $   6.51   $   5.45
   Cumulative effect of changes in method of accounting                      (.03)
--------------------------------------------------------------------------------------------
   Net earnings                                              $   7.68    $   6.48   $   5.45
============================================================================================


Consolidated Statements of Cash Flows (in millions of dollars)
================================================================================


for the years ended December 31,                                    1996       1995       1994
----------------------------------------------------------------------------------------------
Cash Provided By (Used In) Operating Activities
Net earnings--Consumer products                                  $ 6,180    $ 5,345    $ 4,591
            --Financial services and real estate                     123        105        134
----------------------------------------------------------------------------------------------
   Net earnings                                                    6,303      5,450      4,725
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
   Depreciation and amortization                                   1,691      1,671      1,722
   Deferred income tax provision                                     163         15        237
   (Gains) losses on sales of businesses                            (320)      (275)        19
   Cumulative effect of accounting changes                                       46
   Cash effects of changes, net of the effects from acquired
      and divested companies:
         Receivables, net                                             35       (466)      (239)
         Inventories                                                (952)        (5)      (387)
         Accounts payable                                             60       (260)       582
         Income taxes                                                446        504        202
         Other working capital items                                (448)      (482)      (288)
      Other                                                          467        354        180
==============================================================================================

See notes to consolidated financial statements.

================================================================================


for the years ended December 31,                                                  1996       1995       1994
------------------------------------------------------------------------------------------------------------
Financial services and real estate
   Deferred income tax provision                                               $   224    $   299    $   376
   Decrease (increase) in real estate receivables                                   11         35        (30)
   Decrease in real estate held for development and sale                            25         61         86
   Other                                                                             2        (22)       (82)
------------------------------------------------------------------------------------------------------------
      Operating cash flow before income taxes on sales of businesses and
         interest payment on zero coupon bonds                                   7,707      6,925      7,103
   Income taxes on sales of businesses                                             (73)      (238)        (8)
   Interest payment on zero coupon bonds--financial services and real estate                            (156)
------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                  7,634      6,687      6,939
------------------------------------------------------------------------------------------------------------
Cash Provided By (Used In) Investing Activities
Consumer products
   Capital expenditures                                                         (1,782)    (1,621)    (1,726)
   Purchase of businesses, net of acquired cash                                   (616)      (217)      (146)
   Proceeds from sales of businesses                                               612      2,202        300
   Other                                                                           (47)        17         28
Financial services and real estate
   Investments in finance assets                                                  (439)      (613)      (582)
   Proceeds from finance assets                                                    217        123        889
------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                     (2,055)      (109)    (1,237)
------------------------------------------------------------------------------------------------------------

Cash Provided By (Used In) Financing Activities
Consumer products
   Net (repayment) issuance of short-term borrowings                            (1,119)       (21)       172
   Long-term debt proceeds                                                       2,699        564         97
   Long-term debt repaid                                                        (1,979)    (1,302)    (1,817)
Financial services and real estate
   Net (repayment) issuance of short-term borrowings                              (498)        67       (325)
   Long-term debt proceeds                                                         363                   185
   Long-term debt repaid                                                                     (139)       (44)
Repurchase of outstanding stock                                                 (2,770)    (2,111)    (1,532)
Dividends paid                                                                  (3,462)    (2,939)    (2,487)
Stock rights redemption                                                                        (9)
Issuance of shares                                                                 448        291         54
Other                                                                              (88)       (28)       (20)
------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                     (6,406)    (5,627)    (5,717)
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       (71)         3         17
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
   (Decrease) increase                                                            (898)       954          2
   Balance at beginning of year                                                  1,138        184        182
------------------------------------------------------------------------------------------------------------
   Balance at end of year                                                      $   240    $ 1,138    $   184
============================================================================================================
Cash paid: Interest--Consumer products                                         $ 1,244    $ 1,293    $ 1,340
============================================================================================================
                   --Financial services and real estate                        $    95    $    89    $   229
============================================================================================================
           Income taxes                                                        $ 3,424    $ 3,067    $ 2,449
============================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (in millions of dollars, except per share data)
================================================================================

                                                                      Earnings          Currency          Cost of             Total
                                                     Common      Reinvested in       Translation      Repurchased     Stockholders'
                                                      Stock       the Business       Adjustments            Stock            Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1994                              $935            $15,718             $(711)         $(4,315)          $11,627

Net earnings                                                             4,725                                                4,725
Exercise of stock options and issuance
   of other stock awards                                                  (217)                               324               107
Cash dividends declared ($3.03 per share)                               (2,623)                                              (2,623)
Currency translation adjustments                                                             664                                664
Stock repurchased                                                                                          (1,600)           (1,600)
Net unrealized depreciation on securities                                 (114)                                                (114)
-----------------------------------------------------------------------------------------------------------------------------------
      Balances, December 31, 1994                       935             17,489               (47)          (5,591)           12,786

Net earnings                                                             5,450                                                5,450
Exercise of stock options and issuance
   of other stock awards                                                   (77)                               470               393
Cash dividends declared ($3.65 per share)                               (3,065)                                              (3,065)
Redemption of stock rights                                                  (9)                                                  (9)
Currency translation adjustments                                                             514                                514
Stock repurchased                                                                                          (2,075)           (2,075)
Net unrealized depreciation on securities                                   (9)                                                  (9)
-----------------------------------------------------------------------------------------------------------------------------------
      Balances, December 31, 1995                       935             19,779               467           (7,196)           13,985

Net earnings                                                             6,303                                                6,303
Exercise of stock options and issuance
   of other stock awards                                                   (28)                               609               581
Cash dividends declared ($4.40 per share)                               (3,606)                                              (3,606)
Currency translation adjustments                                                            (275)                              (275)
Stock repurchased                                                                                          (2,800)           (2,800)
Net unrealized appreciation on securities                                   30                                                   30
-----------------------------------------------------------------------------------------------------------------------------------
      Balances, December 31, 1996                      $935            $22,478             $ 192          $(9,387)          $14,218
===================================================================================================================================


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
================================================================================

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

Advertising costs:

Advertising costs are expensed generally as incurred.

Depreciation, amortization and goodwill valuation:

Depreciation is recorded by the straight-line method. Substantially all goodwill and other intangible assets are amortized by the straight-line method, principally over 40 years. The Company periodically evaluates the recoverability of goodwill and measures any impairment by comparison to estimated undiscounted cash flows from future operations.

Financial instruments:

Derivative financial instruments are used by the Company to manage its foreign currency and interest rate exposures. Realized and unrealized gains and losses on foreign currency swaps that are effective as hedges of net assets in foreign subsidiaries are offset against currency translation adjustments as a component of stockholders' equity. The interest differential to be paid or received under the currency and related interest rate swap agreements is recognized over the life of the related debt and is included in interest and other debt expense, net. Unrealized gains and losses on forward contracts that are effective as hedges of assets, liabilities and commitments are deferred and recognized in income as the related transaction is realized.

Accounting changes:

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This Statement requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The adoption of SFAS No. 121 at January 1, 1996 and its application during 1996, had no material impact on the Company's financial position or results of operations.

      Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which allows companies either to measure compensation cost in connection with the employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method. The Company will continue to use the intrinsic value based method, which generally does not result in compensation cost. The Company's stock compensation plans are discussed in Note 7.

      Effective January 1, 1995, the Company adopted SFAS No. 116, "Accounting for Contributions Received and Contributions Made." This Statement requires the Company to recognize an unconditional promise to make a contribution as an expense in the period the promise is made. The Company had previously expensed contributions when payment was made. The cumulative effect at January 1, 1995 of adopting SFAS No. 116 reduced 1995 net earnings by $7 million ($.01 per share). The application of SFAS No. 116 did not materially reduce 1995 earnings before cumulative effect of accounting changes.

      Effective January 1, 1995, the Company adopted SFAS No. 106 for non-U.S. postretirement benefits other than pensions. The cumulative effect at January 1, 1995 of adopting SFAS No. 106, for the non-U.S. plans, reduced 1995 net earnings by $21 million ($.02 per share). However, application of SFAS No. 106 for non-U.S. employees during the year ended December 31, 1995 did not materially reduce earnings before cumulative effect of accounting changes.

      In October 1996, the AICPA's Accounting Standards Executive Committee issued Statement of Position No. 96-1, "Environmental Remediation Liabilities," which requires adoption by the Company on January 1, 1997. The Company estimates that the effect of adoption will not be material.

Note 2. Divestitures and Acquisitions:

During 1996, the Company acquired a controlling interest in a Polish tobacco company, at a cost of $285 million and nearly all of the remaining voting shares of a Brazilian confectionery company, at a cost of $314 million. During 1996, the Company sold several domestic and international food businesses for total proceeds of $612 million and net pretax gains of $320 million. In addition, the Company initiated cost saving programs that included downsizing facilities and workforce reductions. The cost of these actions substantially offset the gains from businesses sold. The effect of these and other smaller acquisitions and dispositions, were not material to the Company's 1996 results of operations.

      During 1995, the Company sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Operating revenues and operating income of these businesses for the period owned in 1995 were $2.0 billion and $107 million, respectively, and for the year ended December 31, 1994 were $5.9 billion and $267 million, respectively. Net assets of the businesses sold were $1.8 billion. Total proceeds and net pretax gains from the sales of these businesses were $2.1 billion and $275 million, respectively. As part of this divestiture program, the Company offered an early retirement program and downsized or closed other food facilities. The cost of these actions offset the gains from businesses sold.

      During 1994, the Company sold The All American Gourmet Company (frozen dinners business) for $170 million. The effect of this disposition, and other smaller acquisitions and dispositions, was not material to the Company's 1994 results of operations.

Note 3. Inventories:

The cost of approximately 49% of inventories in 1996 and 50% of inventories in 1995 was determined using the LIFO method. The stated LIFO values of inventories were approximately $965 million and $750 million lower than the current cost of inventories at December 31, 1996 and 1995, respectively.

Note 4. Short-Term Borrowings and Borrowing Arrangements:

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:

                                        1996                        1995
                                             Average                    Average
                                  Amount    Year-End          Amount   Year-End
(in millions)                Outstanding        Rate     Outstanding       Rate
-------------------------------------------------------------------------------
Consumer products:

   Bank loans                    $   295         8.1%        $   209       13.1%
   Commercial paper                1,373         5.7%          2,495        5.8%
   Amount reclassified
      as long-term debt           (1,408)                     (2,582)
-------------------------------------------------------------------------------
                                 $   260                     $   122
===============================================================================
Financial services and
   real estate:
   Commercial paper              $   173         6.0%        $   671        5.9%
===============================================================================

The fair values of the Company's short-term borrowings at December 31, 1996 and 1995, based upon market rates, approximate the amounts disclosed above.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $15.6 billion at December 31, 1996. Approximately $15.3 billion of these facilities were unused at December 31, 1996. Certain of these facilities are used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio.

      The Company's credit facilities include revolving bank credit agreements totaling $12.0 billion. An agreement for $4.0 billion expires in October 1997. An agreement for $8.0 billion expires in 2000 enabling the Company to refinance short-term debt on a long-term basis. Accordingly, short-term borrowings intended to be refinanced were reclassified as long-term debt.

Note 5. Long-Term Debt:

At December 31, the Company's long-term debt consisted of the following:

(in millions)                                                 1996         1995
-------------------------------------------------------------------------------
Consumer products:
   Short-term borrowings, reclassified                    $  1,408     $  2,582
   Notes, 6.15% to 9.75% (average effective
      rate 7.82%), due through 2008                          9,550        8,598
   Debentures, 6.0% to 8.5% (average effective
      rate 10.77%), $1.2 billion face amount,
      due through 2017                                       1,046        1,018
   Foreign currency obligations:
      Swiss franc, 2.13% to 6.88% (average effective
         rate 5.80%), due through 2000                         957        1,303
      Deutsche mark, 2.75% to 6.38% (average
         effective rate 5.96%), due through 2002               411          392
      Other foreign                                             49          102
   Other                                                       252          255
-------------------------------------------------------------------------------
                                                            13,673       14,250
Less current portion of long-term debt                      (1,846)      (1,926)
-------------------------------------------------------------------------------
                                                          $ 11,827     $ 12,324
===============================================================================
Financial services and real estate:
   Eurodollar notes, 6.75% and 6.63% (average
      effective rate 6.68%), due 1997 and 1999            $    400     $    400
   Foreign currency obligations:
      ECU notes, 9.25% and 8.50%, due 1997
         and 1998                                              372          383
      Deutsche mark, 6.5%, due 2003                            166
    French franc, 6.88%, due 2006                              196
-------------------------------------------------------------------------------
                                                          $  1,134     $    783
===============================================================================

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                                                                       Financial
                                        Consumer                    Services and
(in millions)                           Products                     Real Estate
--------------------------------------------------------------------------------
1997                                      $1,846                            $386
1998                                       1,516                             186
1999                                       1,773                             200
2000                                         845
2001                                       1,730
2002-2006                                  3,871                             362
2007-2011                                    767
Thereafter                                   131
================================================================================

The revolving credit facility under which the consumer products short-term debt was reclassified as long-term debt expires in 2000 and any amounts then outstanding mature.

      Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services and real estate long-term debt, including current portion of long-term debt, at December 31, 1996 and 1995 was $15.3 billion and $15.9 billion, respectively.

Note 6. Capital Stock:

Shares of authorized common stock are 4 billion; issued, repurchased and outstanding were as follows:

                                       Shares           Shares       Net Shares
                                       Issued      Repurchased      Outstanding
-------------------------------------------------------------------------------
Balances,
   January 1, 1994                935,320,439      (58,229,749)     877,090,690
Exercise of stock options
   and issuance of other
   stock awards                                      4,569,731        4,569,731
Repurchased                                        (28,801,356)     (28,801,356)
-------------------------------------------------------------------------------
   Balances,
      December 31, 1994           935,320,439      (82,461,374)     852,859,065
Exercise of stock options
   and issuance of other
   stock awards                                      6,470,262        6,470,262
Repurchased                                        (28,159,321)     (28,159,321)
-------------------------------------------------------------------------------
   Balances,
      December 31, 1995           935,320,439     (104,150,433)     831,170,006
Exercise of stock options
   and issuance of other
   stock awards                                      7,890,835        7,890,835
Repurchased                                        (28,612,083)     (28,612,083)
-------------------------------------------------------------------------------
  Balances,
      December 31, 1996           935,320,439     (124,871,681)     810,448,758
===============================================================================

At December 31, 1996, 33,794,922 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans and 10,000,000 shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 7. Stock Plans:

Under the Philip Morris 1992 Incentive Compensation and Stock Option Plan (the "Plan"), the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock and annual incentive and long-term performance cash awards. Up to 37 million shares of common stock are authorized for grant, of which no more than 9 million shares may be awarded as restricted stock. Shares available to be granted at December 31, 1996 and 1995 were 5,882,835 and 12,639,175, respectively.

      Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the Plan generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

      The Company applies the intrinsic value based method permitted by SFAS No. 123 in accounting for the Plan. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards under the Plan been determined based on the fair value at the grant dates, the effect on the Company's 1996 and 1995 net earnings would not have been material.

      Option activity was as follows for the years ended December 31, 1994, 1995 and 1996:

                                                                        Weighted
                                 Shares Subject         Options          Average
                                      to Option     Exercisable   Exercise Price
--------------------------------------------------------------------------------
Balance at
   January 1, 1994                   30,035,681                          $ 51.09
   Options granted                      511,610                            69.73
   Options exercised                 (2,394,089)                           34.63
   Options cancelled                   (388,045)                           59.87
--------------------------------------------------------------------------------
Balance at
   December 31, 1994                 27,765,157      27,253,547            52.73
   Options granted                    7,983,200                            74.78
   Options exercised                 (6,750,112)                           45.69
   Options cancelled                   (590,121)                           68.46
--------------------------------------------------------------------------------
Balance at
   December 31, 1995                 28,408,124      20,700,934            60.27
   Options granted                    7,542,405                           108.25
   Options exercised                 (8,436,980)                           56.81
   Options cancelled                   (442,422)                           78.64
--------------------------------------------------------------------------------
Balance at
   December 31, 1996                 27,071,127      19,649,932          $ 74.42
================================================================================

The weighted average exercise prices of options exercisable at December 31, 1996, 1995 and 1994 were $61.67, $54.83 and $52.41, respectively.

      The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1996, by range of exercise price:

                                             Options Outstanding             Options Exercisable
                        ----------------------------------------     ---------------------------
                                                        Weighted                        Weighted
Range of                                 Remaining       Average                         Average
Exercise                     Number    Contractual      Exercise          Number        Exercise
Prices                  Outstanding           Life         Price     Exercisable           Price
------------------------------------------------------------------------------------------------
$20.92-$35.42             1,805,676        2 years       $ 30.56       1,805,676         $ 30.56
$46.31-$69.25             8,263,823        5 years         53.63       8,263,823           53.63
$73.56-$120.00           17,001,628        8 years         89.18       9,580,433           74.45
------------------------------------------------------------------------------------------------
                         27,071,127                                   19,649,932
                         ==========                                   ==========

The Company may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 1996, 1995 and 1994 the Company granted 60,000, 212,000 and 2,636,940 shares, respectively, of restricted stock to eligible U.S. based employees and also issued to eligible non-U.S. employees rights to receive 48,000 and 1,034,320 like shares in 1995 and 1994, respectively. At December 31, 1996, restrictions on the stock, net of forfeitures, lapse as follows:
1997-2,433,985 shares; 1998-50,000 shares; 1999-20,000 shares; 2000-262,000 shares; and 2002 and thereafter-223,000 shares.

      The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. The unamortized portion is reported as a reduction of earnings reinvested in the business and was $47 million on December 31, 1996.

Note 8. Earnings per Share:

Earnings per common share have been calculated on the weighted average number of shares of common stock outstanding for each year, which was 821,108,904, 841,558,296 and 867,288,869 for 1996, 1995 and 1994, respectively.

Note 9. Pretax Earnings and Provision for Income Taxes:

Pretax earnings and provision for income taxes consisted of the following:

(in millions)                              1996             1995            1994
--------------------------------------------------------------------------------
Pretax earnings:
   United States                       $  7,399         $  6,622        $  5,781
   Outside United States                  3,284            2,725           2,435
--------------------------------------------------------------------------------
         Total pretax earnings         $ 10,683         $  9,347        $  8,216
================================================================================
Provision for income taxes:
   United States federal:
      Current                          $  1,836         $  1,946        $  1,540
      Deferred                              438               97             458
--------------------------------------------------------------------------------
                                          2,274            2,043           1,998
   State and local                          430              434             419
--------------------------------------------------------------------------------
         Total United States              2,704            2,477           2,417
--------------------------------------------------------------------------------
   Outside United States:
      Current                             1,727            1,175             919
      Deferred                              (51)             217             155
--------------------------------------------------------------------------------
         Total outside
            United States                 1,676            1,392           1,074
--------------------------------------------------------------------------------
         Total provision for
            income taxes               $  4,380         $  3,869        $  3,491
================================================================================

At December 31, 1996, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $4.2 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested abroad. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $240 million would have been provided.

      The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that adequate tax payments have been made and accruals recorded for all years.

      The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:

                                             1996           1995           1994
-------------------------------------------------------------------------------
Provision computed at
   U.S. federal statutory rate               35.0%          35.0%          35.0%
Increase (decrease) resulting from:
   State and local income taxes,
      net of federal tax benefit              2.6            3.0            3.3
   Rate differences--foreign
      operations                              3.3            1.9            1.0
   Goodwill amortization                      1.8            2.1            2.4
   Other                                     (1.7)          (0.6)           0.8
-------------------------------------------------------------------------------
Provision for income taxes                   41.0%          41.4%          42.5%
===============================================================================

The tax effects of temporary differences which gave rise to consumer products deferred income tax assets and liabilities consisted of the following:

                                                               December 31,
(in millions)                                              1996            1995
-------------------------------------------------------------------------------
Deferred income tax assets:
   Accrued postretirement and
      postemployment benefits                           $ 1,070         $ 1,018
   Accrued liabilities                                      588             451
   Restructuring, strategic and other reserves              315             331
   Other                                                    399             764
-------------------------------------------------------------------------------
   Gross deferred income tax assets                       2,372           2,564
   Valuation allowance                                      (87)           (125)
-------------------------------------------------------------------------------
   Total deferred income tax assets                       2,285           2,439
Deferred income tax liabilities:
   Property, plant and equipment                         (1,699)         (1,687)
   Prepaid pension costs                                   (286)           (197)
-------------------------------------------------------------------------------
   Total deferred income tax liabilities                 (1,985)         (1,884)
-------------------------------------------------------------------------------
Net deferred income tax assets                          $   300         $   555
===============================================================================

Financial services and real estate deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

Note 10. Segment Reporting:

Tobacco, food, beer, and financial services and real estate are the major segments of the Company's operations. The Company's major products are cigarettes, coffee, cheese, chocolate confections, processed meat products, various packaged grocery products and beer. The Company's consolidated operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions by segment, with Europe the most significant. Intersegment transactions are not reported separately since they are not material.

      For purposes of segment reporting, operating profit is operating income exclusive of certain unallocated corporate expenses. Substantially all goodwill amortization is attributable to the food segment. Identifiable assets are those assets applicable to the respective industry segments. See Note 2 regarding divestitures and acquisitions.

      Reportable segment data were as follows:

Data by Segment for the
years ended December 31,
(in millions)                                     1996         1995         1994
--------------------------------------------------------------------------------
Operating revenues:
   Tobacco                                     $36,549      $32,316      $28,671
   Food                                         27,950       29,074       31,669
   Beer                                          4,327        4,304        4,297
   Financial services and real estate              378          377          488
--------------------------------------------------------------------------------
      Total operating revenues                 $69,204      $66,071      $65,125
================================================================================
Operating profit:
   Tobacco                                     $ 8,263      $ 7,177      $ 6,162
   Food                                          3,362        3,188        3,108
   Beer                                            437          444          413
   Financial services and real estate              192          164          208
--------------------------------------------------------------------------------
      Total operating profit                    12,254       10,973        9,891
   Unallocated corporate expenses                  485          447          442
--------------------------------------------------------------------------------
      Operating income                         $11,769      $10,526      $ 9,449
================================================================================
Identifiable assets:
   Tobacco                                     $13,314      $11,196      $ 9,926
   Food                                         32,934       33,447       34,822
   Beer                                          1,707        1,751        1,706
   Financial services and real estate            5,917        5,632        5,193
--------------------------------------------------------------------------------
                                                53,872       52,026       51,647
   Other assets                                    999        1,785        1,002
--------------------------------------------------------------------------------
      Total assets                             $54,871      $53,811      $52,649
================================================================================
Depreciation expense:
   Tobacco                                     $   378      $   350      $   360
   Food                                            538          556          539
   Beer                                            104          101          108
Capital expenditures:
   Tobacco                                     $   829      $   525      $   529
   Food                                            812          948        1,072
   Beer                                            122          115          121
================================================================================

Data by Geographic Region for the
years ended December 31,
(in millions)                                   1996          1995          1994
--------------------------------------------------------------------------------
Operating revenues:
   United States--domestic                   $31,993       $32,479       $35,936
                --export                       6,476         5,920         4,942
   Europe                                     24,232        23,076        19,888
   Other                                       6,503         4,596         4,359
--------------------------------------------------------------------------------
      Total operating revenues               $69,204       $66,071       $65,125
================================================================================
Operating profit:
   United States                             $ 8,762       $ 8,031       $ 7,306
   Europe                                      2,635         2,366         1,914
   Other                                         857           576           671
--------------------------------------------------------------------------------
      Total operating profit                  12,254        10,973         9,891
   Unallocated corporate expenses                485           447           442
--------------------------------------------------------------------------------
      Operating income                       $11,769       $10,526       $ 9,449
================================================================================
Identifiable assets:
   United States                             $33,314       $32,521       $33,622
   Europe                                     15,836        15,981        14,845
   Other                                       4,722         3,524         3,180
--------------------------------------------------------------------------------
                                              53,872        52,026        51,647
   Other assets                                  999         1,785         1,002
--------------------------------------------------------------------------------
      Total assets                           $54,871       $53,811       $52,649
================================================================================

Note 11. Pension Plans:

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

U.S. Plans

Net pension (income) cost consisted of the following:

(in millions)                                  1996          1995          1994
-------------------------------------------------------------------------------
Service cost--benefits earned
   during the year                          $   143       $   110       $   130
Interest cost on projected
   benefit obligation                           373           367           342
(Return) loss on assets
   --actual                                    (980)       (1,344)           94
   --deferred gain (loss)                       447           848          (605)
Amortization of net gain upon
   adoption of SFAS No. 87                      (25)          (26)          (28)
Amortization of unrecognized net
   loss (gain) from experience
   differences                                    9           (13)          (12)
Amortization of prior service cost               14            13            12
Other (income) cost                             (35)           75            49
-------------------------------------------------------------------------------
Net pension (income) cost                   $   (54)      $    30       $   (18)
===============================================================================

During 1996, 1995 and 1994, the Company sold businesses and instituted early retirement and workforce reduction programs resulting in curtailment and settlement gains of $69 million and additional pension cost of $34 million in 1996, additional pension cost of $103 million and curtailment gains of $28 million in 1995 and additional pension cost of $49 million in 1994.

      The funded status of U.S. plans at December 31 was as follows:

(in millions)                                                1996          1995
-------------------------------------------------------------------------------
Actuarial present value of accumulated
   benefit obligation--vested                             $ 3,871       $ 4,116
                     --nonvested                              359           354
-------------------------------------------------------------------------------
                                                            4,230         4,470
Benefits attributable to projected salaries                   650           786
-------------------------------------------------------------------------------
Projected benefit obligation                                4,880         5,256
Plan assets at fair value                                   7,101         6,649
-------------------------------------------------------------------------------
Excess of assets over projected benefit obligation          2,221         1,393
Unamortized net gain upon adoption of
   SFAS No. 87                                               (108)         (140)
Unrecognized prior service cost                               124           131
Unrecognized net gain from experience
   differences                                             (1,404)         (807)
-------------------------------------------------------------------------------
Prepaid pension cost                                      $   833       $   577
===============================================================================

The projected benefit obligation at December 31, 1996, 1995 and 1994 was determined using an assumed discount rate of 7.75%, 7.25% and 8.5%, respectively, and assumed compensation increases of 4.5% at December 31, 1996 and 1995 and 5.0% at December 31, 1994. The assumed long-term rate of return on plan assets was 9% at December 31, 1996, 1995 and 1994. Plan assets consist principally of common stock and fixed income securities.

      The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, nonunion and union employees. Contributions and costs are determined generally as a percentage of pretax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $210 million, $201 million and $191 million in 1996, 1995 and 1994, respectively.

      In addition, certain of the Company's subsidiaries participate in multiemployer defined benefit plans. Contributions to these plans were immaterial in 1996, 1995 and 1994.

Non-U.S. Plans

Net pension cost consisted of the following:

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Service cost--benefits earned
   during the year                              $  80        $  80        $  72
Interest cost on projected benefit
   obligation                                     166          160          136
(Return) loss on assets
   --actual                                      (201)        (195)           4
   --deferred gain (loss)                          70           74         (113)
Amortization of net loss (gain) upon
   adoption of SFAS No. 87                          3            1           (1)
-------------------------------------------------------------------------------
   Net pension cost                             $ 118        $ 120        $  98
===============================================================================

The funded status of the non-U.S. plans at December 31 was as follows:

                                                     Assets Exceed                    Accumulated
                                                       Accumulated                Benefits Exceed
                                                          Benefits                         Assets
(in millions)                                1996             1995          1996             1995
-------------------------------------------------------------------------------------------------
Actuarial present value of
   accumulated benefit
   obligation
     --vested                             $ 1,336          $ 1,257       $   721          $   703
     --nonvested                               39               46            77               69
-------------------------------------------------------------------------------------------------
                                            1,375            1,303           798              772
Benefits attributable to
   projected salaries                         342              324           127              125
-------------------------------------------------------------------------------------------------
Projected benefit obligation                1,717            1,627           925              897
Plan assets at fair value                   1,891            1,780            36               59
-------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
   projected benefit obligation               174              153          (889)            (838)
Unamortized net (gain) loss upon
   adoption of SFAS No. 87                    (14)              11            13               14
Unrecognized net gain from
   experience differences                     (22)             (42)           (5)             (34)
-------------------------------------------------------------------------------------------------
   Prepaid (accrued)
      pension cost                        $   138          $   122       $  (881)         $  (858)
=================================================================================================

The assumptions used in 1996, 1995 and 1994 were as follows:

                                     1996               1995               1994
-------------------------------------------------------------------------------
Discount rates               4.0% to 12.0%      4.5% to 10.0%      5.0% to 13.0%
Compensation
   increases                 3.0% to  8.0%      3.5% to  9.0%      3.5% to 11.0%
Long-term rates
   of return on
   plan assets               4.5% to 11.0%      4.5% to 11.0%      5.5% to 12.0%
===============================================================================

Plan assets consist primarily of common stock and fixed income securities.

Note 12. Postretirement Benefits Other Than Pensions:

The Company and it subsidiaries have accrued the estimated cost of retiree health care benefits during the active service periods of employees in the United States and Canada. Health care benefits for retirees outside the United States and Canada are generally covered through local government plans. The Company and its U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents and beneficiaries. Generally, employees who have attained age 55 and who have rendered at least 5 to 10 years of service are eligible for these benefits. Certain health care plans are contributory; others are noncontributory.

      Net postretirement health care costs consisted of the following:

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Service cost--benefits earned
   during the period                            $  59        $  46        $  57
Interest cost on accumulated
   postretirement benefit obligation              180          179          165
Amortization of unrecognized net
   loss (gain) from experience
   differences                                      4           (2)           6
Amortization of unrecognized prior
   service cost                                   (12)         (13)         (15)
Other (income) cost                                (8)         (13)          32
-------------------------------------------------------------------------------
   Net postretirement health
      care costs                                $ 223        $ 197        $ 245
================================================================================

During 1996, 1995 and 1994, the Company sold businesses and instituted early retirement and workforce reduction programs resulting in additional income or cost.

      The Company's postretirement health care plans currently are not funded. The status of the plans at December 31 was as follows:

(in millions)                                              1996            1995
-------------------------------------------------------------------------------
Actuarial present value of accumulated
   postretirement benefit obligation:
   Retirees                                             $ 1,289         $ 1,353
   Fully eligible active plan participants                  278             253
   Other active plan participants                           859             927
-------------------------------------------------------------------------------
                                                          2,426           2,533
Unrecognized net loss from
   experience differences                                   (75)           (303)
Unrecognized prior service cost                             127             140
-------------------------------------------------------------------------------
Accrued postretirement health
   care costs                                           $ 2,478         $ 2,370
===============================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 9.0% in 1995, 8.5% in 1996 and 8.0% in 1997, gradually declining to 5.0% by the year 2003 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 15.0% in 1995, 14.0% in 1996 and 13.0% in 1997, gradually declining to 5.0% by the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and net postretirement health care cost for the year then ended by approximately 12% and 16%, respectively.

      The accumulated postretirement benefit obligations for U.S. plans at December 31, 1996, 1995 and 1994 were determined using assumed discount rates of 7.75%, 7.25% and 8.5%, respectively. The accumulated postretirement benefit obligation at December 31, 1996 and 1995 for Canadian plans was determined using an assumed discount rate of 8.25% and 9.75%, respectively.

Note 13. Contingencies:

Legal proceedings covering a wide range of matters are pending in various U.S. and foreign jurisdictions against the Company and its subsidiaries, including Philip Morris Incorporated ("PM Inc."), the Company's wholly-owned domestic tobacco subsidiary. Various types of claims are raised in these proceedings, including but not limited to products liability, antitrust, securities law, tax and patent infringement matters.

      Pending claims related to tobacco products generally fall within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual smokers, (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of plaintiffs, and
(iii) health care cost recovery actions brought primarily by states and local governments seeking reimbursement for Medicaid and other health care expenditures allegedly caused by cigarette smoking.

      In the individual and class action smoking and health cases pending against PM Inc. and, in some cases, the Company and/or certain of its other subsidiaries, plaintiffs allege personal injury resulting from cigarette smoking, "addiction" to cigarette smoking or exposure to environmental tobacco smoke ("ETS") and seek compensatory and, in some cases, punitive damages in amounts ranging into the billions of dollars. During the past two years, there has been a substantial increase in the number of such smoking and health cases in the United States, with a majority of the new cases having been filed in Florida on behalf of individual plaintiffs. As of December 31, 1996, there were 185 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company, compared to 115 such cases as of December 31, 1995, and 84 such cases as of December 31, 1994. One hundred twenty-two of the cases filed and served as of December 31, 1996, were filed on behalf of individual plaintiffs in the state of Florida. Ten of the individual cases involve allegations of various personal injuries allegedly related to exposure to ETS.

      In addition to the foregoing individual smoking and health cases, there are 17 purported smoking and health class actions pending in the United States against PM Inc. and, in some cases, the Company, including one that involves allegations of various personal injuries related to exposure to ETS. Twelve of these actions purport to constitute state-wide class actions and were filed after the Fifth Circuit Court of Appeals, in the Castano case discussed below, reversed a federal district court's certification of a purported nation-wide class action on behalf of persons who were allegedly addicted to tobacco products. One purported smoking and health class action is pending in Canada and another in Brazil against affiliates of the Company. In California, individuals and local governments and other organizations purportedly acting as "private attorneys general" have filed suits seeking, among other things, injunctive relief, restitution and disgorgement of profits for alleged violations of California's consumer protection statutes. As discussed below, 26 health care cost recovery actions are currently pending.

      In August 1996, a jury awarded a former smoker and his spouse $750,000 in a smoking and health case against another United States cigarette manufacturer (Carter v. American Tobacco Co., et al.). Neither PM Inc. nor the Company was a party to that litigation. Defendant in that action has appealed the verdict. Later that month, a jury returned a verdict for defendants in a smoking and health case in Indiana against United States cigarette manufacturers, including PM Inc. (Rogers v. R.J. Reynolds Tobacco Company, et al.). Plaintiff has appealed the verdict.

      Several smoking and health cases and health care cost recovery actions are scheduled for trial in 1997, although trial dates are subject to change. One individual smoking and health case in which PM Inc. is a defendant is scheduled for trial during the first quarter of 1997 and a number of other individual cases against the industry are scheduled for trial later in the year. A purported class action on behalf of flight attendants alleging injury caused by exposure to ETS aboard aircraft is set for trial in June 1997 in Florida state court. A purported class action on behalf of Florida residents who allege injury from alleged nicotine addiction is set for trial in September 1997. A similar action on behalf of Pennsylvania residents is set for trial in October 1997. Health care cost recovery actions are currently scheduled for trial in Mississippi in June 1997, in Florida in August 1997 and in Texas in September 1997.

      A description of smoking and health class actions, health care cost recovery litigation and certain other actions pending against the Company and/or its subsidiaries and affiliates follows.

Smoking and Health Litigation

Plaintiffs' allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, concert of action, and violations of deceptive trade practice laws and consumer protection statutes. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations or repose, and preemption by the Federal Cigarette Labeling and Advertising Act, as amended (the "Labeling Act"). In June 1992, the United States Supreme Court held that the Labeling Act, as enacted in 1965, does not preempt common law damage claims but that the Labeling Act, as amended in 1969, preempts claims arising after July 1969 against cigarette manufacturers "based on failure to warn and the neutralization of federally mandated warnings to the extent that those claims rely on omissions or inclusions in advertising or promotions." The Court also held that the 1969 Labeling Act does not preempt claims based on express warranty, fraudulent misrepresentation or conspiracy. The Court also held that claims for fraudulent concealment were preempted except "insofar as those claims relied on a duty to disclose...facts through channels of communication other than advertising or promotion." (The Court did not consider whether such common law damage claims were valid under state law.) The Court's decision was announced by a plurality opinion. The effect of the decision on pending and future cases will be the subject of further proceedings in the lower federal and state courts. Additional similar litigation could be encouraged if legislation to eliminate the federal preemption defense, proposed in Congress in recent years, were enacted. It is not possible to predict whether any such legislation will be enacted.

      A smoking and health class action against United States cigarette manufacturers has been pending in Florida state court since October 1991 in which a class has been certified consisting of "all non-smoking flight attendants who are or have been employed by airlines based in the United States" and who are allegedly suffering from exposure to ETS aboard aircraft. Broin, et al. v. Philip Morris Incorporated, et al., Circuit of the Eleventh Judicial Circuit in and for Dade County Florida, Case No. 91-49738-CA-20. Various challenges to the class certification have been denied on appeal, and the case is currently set for trial in June 1997.

      Another smoking and health class action against United States cigarette manufacturers has been pending in Florida state court since May 1994 in which a class has been certified consisting of all Florida citizens and residents and their survivors who have suffered injury "caused by their addiction to cigarettes that contain nicotine." Engle, et al. v. R.J. Reynolds Tobacco Company, et al., Circuit Court of the Eleventh Judicial Circuit in and for Dade County, Florida, Case No. 94-08273-CA-20. Various challenges to the class certification have been denied on appeal, and the case is currently set for trial in September 1997.

      In March 1994, a smoking and health class action was filed in Alabama state court against three United States cigarette manufacturers, and was subsequently removed to federal court. Lacey, et al. v. Lorillard Tobacco Company, Inc. et al., United States District Court, Northern District of Alabama, Jasper Division, Civil Action No. 94-4-B-0901-J. Plaintiffs, claiming to represent all smokers who have smoked or are smoking cigarettes sold by defendants in the State of Alabama, seek compensatory and punitive damages not to exceed $48,500 per each class member as well as injunctive relief arising from defendants' alleged failure to disclose additives used in their cigarettes. In August 1996, the judge orally granted defendants' motion for summary judgment on the grounds that the suit is preempted by the Labeling Act.

      In March 1994, a smoking and health class action was filed in federal district court in Louisiana against United States cigarette manufacturers and others, including the Company, seeking certification of a purported class consisting of all United States residents who allege that they are addicted, or are the legal survivors of persons who were addicted, to tobacco products. Castano, et al. v. The American Tobacco Company Inc., et al., United States District Court, Eastern District of Louisiana, Case No. 94-1044. Plaintiffs alleged that the cigarette manufacturers concealed and/or misrepresented information regarding the addictive nature of nicotine and manipulated the levels of nicotine in their tobacco products to make such products addictive. In February 1995, the trial court certified the class and in

May 1996, the Fifth Circuit Court of Appeals reversed the trial court's class certification and remanded the case with instructions that the class allegations be dismissed. Summary judgment motions against the two remaining named plaintiffs in this case are pending.

      Following the announcement of the Fifth Circuit's class decertification decision in Castano, lawyers for the plaintiffs announced that they would file "state-wide" smoking and health class actions in state courts. Subsequently, smoking and health class actions based on claims similar to those in Castano (a "nicotine-dependence class action") and, in some cases, claims of physical injury as well (a "physical injury class action") were filed in a number of states, as described below.

      Immediately prior to the Fifth Circuit's decision in the Castano case, a purported nicotine-dependence class action was filed in Indiana state court against United States cigarette manufacturers and others. In June 1996, defendants removed the case to federal court. Norton, et al. v. RJR Nabisco Holdings Corporation, et al., United States District Court for the Southern District of Indiana, Case No. IP96-0798-C-M/S. Plaintiffs' motion to remand the case to state court is pending.

      In May 1996, a purported physical injury class action was filed in Maryland state court against United States cigarette manufacturers and others, including the Company. The case was removed by defendants to federal court and was subsequently remanded to state court. Richardson, et al. v. Philip Morris Incorporated, et al., Circuit Court for Baltimore City, No. 96145050.

      In May 1996, a purported nicotine-dependence class action was filed in Louisiana state court against four United States cigarette manufacturers and others, including the Company. Scott, et al. v. The American Tobacco Company, Inc., et al., Civil District Court for the Parish of Orleans, State of Louisiana, Docket No. 96-8461. A hearing on plaintiffs' motion for class certification has been scheduled for February 1997.

      In June 1996, a purported nicotine-dependence class action was filed in New York state court against PM Inc., the Company, the Tobacco Institute and the Council for Tobacco Research--U.S.A., Inc. Frosina, et al. v. Philip Morris Inc., et al., Supreme Court of the State of New York, County of New York, Case No. 96110950. In December 1996, defendants filed motions to dismiss the complaint and to deny class certification.

      In June 1996, a purported physical injury class action was filed in the Superior Court of the District of Columbia against United States cigarette manufacturers and others, including the Company. Reed v. Philip Morris Incorporated, et al., Superior Court of the District of Columbia, Case No. CA-05070-96. A hearing on whether plaintiffs can pursue a class action has been scheduled for June 1997.

      In August 1996, a purported nicotine-dependence class action was filed in Pennsylvania state court against United States cigarette manufacturers and others, including the Company, and was subsequently removed to federal court. Arch, et al. v. American Tobacco Company Inc., et al., United States District Court for the Eastern District of Pennsylvania, Case No. 96-5903-CN. A hearing on class certification is set for March 1997, and the trial is scheduled for October 1997.

      In August 1996, a purported nicotine-dependence class action was filed in Alabama state court, on behalf of Alabama and North Carolina residents, against four United States cigarette manufacturers and others, including the Company. In September 1996, the case was removed by defendants to federal court. Lyons, et al. v. The American Tobacco Co., Inc., et al., United States District Court for the Southern District of Alabama, Southern Division, Civil Action No. 96-0881-BH-S. Plaintiffs' motion to remand the case to state court is pending.

      In August 1996, a purported nicotine-dependence class action was filed in Ohio state court against United States cigarette manufacturers and others, including the Company, and was subsequently removed to federal court. Chamberlain, et al. v. The American Tobacco Co., et al., United States District Court, Northern District of Ohio, Case No. 1:96CV2005. Plaintiffs' motion to remand the case to state court is pending.

      In August 1996, a purported physical injury class action was filed in Florida state court against United States cigarette manufacturers, and others. Walters, et al. v. Brown & Williamson Tobacco Corp., et al., Circuit Court, Fourth Judicial District, Duval County, Florida.

      In September 1996, a purported nicotine-dependence class action was filed in Minnesota state court against four United States cigarette manufacturers and others, including the Company. The case was removed by defendants to federal court in September 1996. Masepohl, et al. v. The American Tobacco Co., Inc., et al., United States District Court, District of Minnesota, Third Division, Case No. CV3-96-888. Plaintiffs' motion to remand the case to state court is pending.

      In October 1996, a purported nicotine-dependence class action was filed in New Mexico state court against four United States cigarette manufacturers and others, including the Company. Connor, et al. v. The American Tobacco Co., et al., Second Judicial District Court, County of Bernalillo, State of New Mexico, Case No. CV-96-9422.

      In October 1996, a purported nicotine-dependence class action was filed in federal court in Puerto Rico against four United States cigarette manufacturers and others. Ruiz, et al. v. The American Tobacco Co., et al., United States District Court for the District of Puerto Rico, Civil Action No. 96-2300.

      In November 1996, a purported nicotine-dependence class action was filed in federal court in Arkansas against United States cigarette manufacturers and others, including the Company. McGinty, et al. v. The American Tobacco Co., et al., United States District Court for the Eastern District of Arkansas, Western Division, Case No. LRC 96-881.

      In February 1995, Rothmans, Benson & Hedges, Inc. (in which the Company, through subsidiaries, owns a 40% interest) was served with a statement of claim commencing a purported class action in the Ontario Court of Justice, Toronto, Canada, against Imperial Tobacco Limited, RJR-MacDonald Inc., and Rothmans, Benson & Hedges, Inc. LeTourneau v. Rothmans et al., Ontario Court of Justice, Toronto, Canada, Court File No. 95-CU-82186 (now captioned Caputo v. Imperial Tobacco Limited, et al.). The lawsuit seeks damages in the amount of $1,000,000 (Canadian) per class member and punitive and exemplary damages and an order requiring the funding of rehabilitation centers. Plaintiffs seek certification of a class of persons consisting of all current and former cigarette smokers in Ontario, their families and the estates of deceased smokers. Defendants' request for a more particular statement of claim prior to delivering their statement of defense was partially granted and partially denied in April 1996. Defendants have appealed that order.

      In July 1995, a purported class action on behalf of all Brazilian smokers and former smokers was filed in state court in Sao Paulo, Brazil, naming Philip Morris Marketing, S.A., a wholly-owned subsidiary of the Company, as a co-defendant. The Smoker Health Defense Association, et al. v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., 19th Lower Civil Court of the Central Courts of the Judiciary District of Sao Paulo, Brazil. Plaintiffs allege that defendants failed to warn that smoking is "addictive" and engaged in misleading advertising. Plaintiffs have obtained an order, which was upheld on appeal, reversing the burden of proof and placing the burden on defendants. Defendants are seeking further appellate review of this order.

      Pro se prisoners have filed two purported class actions against United States cigarette manufacturers and others seeking, in one case, class certification on behalf of prisoners in two Mississippi prisons based on alleged exposure to ETS (Lyle, et al. v. Brown & Williamson Tobacco Corporation, et al., United States District Court for the Northern District of Mississippi, Civil Action No. 3:96-CV-268WS) and, in the other, on behalf of all allegedly nicotine-dependent persons in the United States (Harris, et al. v. Philip Morris Incorporated, et al., United States District Court for the Eastern District of Pennsylvania, Civil Action No. 3:96-CV 652). In October 1996, the court issued an order dismissing the Lyle action. In November 1996, the court in Harris entered an order denying class certification.

Health Care Cost Recovery Litigation

In certain of the pending proceedings, state and local government entities and others seek reimbursement for Medicaid and/or other health care expenditures allegedly caused by tobacco products. The claims asserted in these health care cost recovery actions vary. All plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under the Federal Racketeer Influenced and Corrupt Organization Act ("RICO") or state RICO statutes.

      Each plaintiff seeks reimbursement of Medicaid and/or other health care costs. Other relief sought by some but not all plaintiffs includes punitive damages, treble damages for alleged antitrust law violations, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, disclosure of nicotine yields and payment of attorney and expert witness fees.

      Defenses raised by defendants include failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot recover because they participated in, and benefited from, the sale of cigarettes), lack of antitrust injury, federal preemption, lack of proximate cause and statute of limitations. In addition, defendants argue that they should be entitled to "set-off" any alleged damages to the extent a state benefits economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that all of these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer or a state) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring an action on behalf of each individual health care recipient and should be subject to all defenses available against the injured party. In certain of these cases, defendants have also challenged the ability of the plaintiffs to use contingency fee counsel to prosecute these actions. Further, certain cigarette companies, including PM Inc., have filed related declaratory judgment actions in several states seeking to block the health care cost recovery actions in those states and/or to prevent the state from hiring contingency fee counsel.

      The following is a summary of certain developments in each of the health care cost recovery suits pending against PM Inc. and, in some cases, the Company and the related declaratory judgment actions filed by cigarette manufacturers.

      Florida--In May 1994, the State of Florida enacted a statute which purports, among other things, to abolish affirmative defenses in Medicaid recovery actions. In June 1994, PM Inc. and others filed suit in Florida state court challenging the constitutionality of the statute. Associated Industries of Florida, Inc., et al. v. State of Florida Agency for Health Care Administration, et al., Circuit Court of the Second Judicial Circuit in and for Leon County, Florida, Case No. 94-3128. In June 1996, the Florida Supreme Court ruled that the provisions of the statute that permitted the state to pursue its action without identifying individual Medicaid recipients violated defendants' due process rights under the Florida constitution and that defendants may rebut the state's claims of causation and damages on a recipient-by-recipient basis. The court held constitutional on its face the statutory provision abolishing affirmative defenses normally available to a third party, including assumption of the risk, but stated that this provision might be unconstitutional as applied in the state's case. The court also held that the state's independent cause of action created by the statute could apply only to Medicaid costs paid after the amendment became effective in July 1994, that defendants could be held individually liable under a market share theory, that the state could use statistical evidence to present its case, and that the agency charged with enforcing the statute was constitutionally established. In September 1996, plaintiffs' petition for rehearing on the Florida Supreme Court's rulings on abrogation of affirmative defenses and application of the statute to conduct occurring before July 1994 was denied. In December 1996, PM Inc. and another party filed a petition for a writ of certiorari to the United States Supreme Court on the grounds that the statute violates due process because it creates a unique cause of action on behalf of the state which abrogates certain common law and equitable principles, including affirmative defenses.

      In February 1995, the State of Florida filed a health care cost recovery action under the statute in Florida state court. The State of Florida, et al. v. The American Tobacco Company, et al., Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, Case No. CL 95 1466 AO. In September 1996, the trial court dismissed all of the state's claims except for its negligence and strict liability counts arising from Medicaid payments made after July 1, 1994, and its count for injunctive relief. The court also ordered the state to disclose the identity of the Medicaid recipients. In October 1996, the state filed a coded listing (without names) for all Medicaid recipients with alleged smoking-related illnesses. The trial court accepted the coded listing and, in January 1997, the Florida Supreme Court determined not to hear and denied defendants' challenge to the sufficiency of the state's purported identification of Medicaid recipients. In November 1996, plaintiffs amended their complaint to add claims for violations of Florida's RICO and consumer protection statutes. In December 1996, the court granted defendants' motion to dismiss various claims brought under state statutes and denied the motion to dismiss claims based on Florida's RICO statute and on a state false advertising statute. In January 1997, defendants waived their rights to a pretrial determination of whether plaintiffs can amend their complaint to include a punitive damages claim. Defendants have reserved their rights to challenge the punitive damages claim on factual or legal bases. Plaintiffs' motion to strike defendants' affirmative defenses was heard on January 24, 1997. The trial in this case is scheduled to begin in August 1997.

      Mississippi--In May 1994, the Attorney General of Mississippi filed a health care cost recovery action in Mississippi state court. Moore v. The American Tobacco Company, et al., Chancery Court of Jackson County, Mississippi, Case No. 94-1429. In February 1995, the court granted plaintiff's motion to strike certain of defendants' challenges to the sufficiency of the complaint and denied defendants' motion for judgment on the pleadings. In July 1995, plaintiff filed a motion seeking to preclude defendants from asserting their "set off" defenses. That motion is pending. The Governor of Mississippi and defendants have filed petitions with the Mississippi Supreme Court challenging the authority of the Attorney General to pursue this action. The Mississippi Supreme Court heard arguments on both petitions in September 1996, but has not issued a decision on either petition. The trial is scheduled to begin in June 1997.

      Minnesota--In August 1994, the Attorney General of Minnesota and Blue Cross and Blue Shield of Minnesota filed a health care cost recovery action in Minnesota state court. Minnesota, et al. v. Philip Morris Incorporated, et al., Minnesota District Court, Second Judicial District, County of Ramsey, Case No. C1-94-8565. In July 1996, the Minnesota Supreme Court ruled that Blue Cross did not have standing to pursue its tort claims against defendants, but that it could proceed against defendants for claims brought under antitrust and consumer protection statutes. The Supreme Court also held that Blue Cross could pursue directly its equitable claims, but only for injunctive (not monetary) relief. The case is scheduled to go to trial in January 1998.

      West Virginia--In September 1994, the Attorney General of West Virginia filed a health care cost recovery action in West Virginia state court. McGraw v. The American Tobacco Company, et al., Circuit Court of Kanawha County, West Virginia, Case No. 94-1707. In October 1995, the court dismissed eight of ten counts of the complaint and granted defendants' motion to prohibit prosecution of this case pursuant to a contingent fee agreement with private counsel. In June 1996, the Attorney General added the Public Employees' Insurance Agency as a plaintiff. In November 1996, plaintiffs added the West Virginia Department of Health and Human Resources as a plaintiff, and three law firms as defendants, and asserted additional counts under theories of indemnity, negligent misrepresentation, negligence, and strict product liability. In December 1996, the court heard oral argument on defendants' motion to dismiss plaintiff's common law and equitable claims. A hearing on defendants' motion to dismiss plaintiff's statutory claims is scheduled for February 1997.

      Texas--In March 1996, the Texas Attorney General filed a health care cost recovery action in federal court in Texas. The State of Texas v. The American Tobacco Company, et al., United States District Court, Eastern District of Texas, Civil No. 5-96CV91. Trial in this action is set for September 1997 and defendants have filed a number of motions to dismiss it. Defendants and others had previously filed an action in Texas state court in November 1995, seeking a declaration that the Texas Attorney General cannot pursue a health care cost recovery action. Philip Morris Incorporated, et al. v. Dan Morales, Attorney General of the State of Texas, et al., District Court of Travis County, Texas, No. 94-14807. The state court has stayed the action for declaratory relief pending the outcome of the Attorney General's suit.

      Massachusetts--In December 1995, the Massachusetts Attorney General filed a health care cost recovery action in Massachusetts state court. Commonwealth of Massachusetts v. Philip Morris Inc., et al., Superior Court, Middlesex County, Civil Action No. 95-7378. Defendants have moved to dismiss the complaint. Defendants had previously filed an action in Massachusetts federal court in November 1995, seeking to enjoin the Attorney General from prosecuting a health care cost recovery action. Philip Morris Incorporated, et al. v. Scott Harshbarger, United States District Court, District of Massachusetts, Case No. 95-12574-GAO. In November 1996, the federal district court denied the Attorney General's motion to dismiss the complaint and stayed the injunction action.

      Maryland--In May 1996, the State of Maryland filed a health care cost recovery action in Maryland state court. State of Maryland v. Philip Morris Incorporated, et al., Circuit Court for Baltimore County, Maryland, Case No. 96-122017/CL211017. Defendants' motion to dismiss the state's complaint is scheduled to be heard on January 28, 1997. The trial is scheduled for January 1999. Defendants and others had previously filed a separate action in Maryland state court seeking to enjoin the Maryland Attorney General from prosecuting a health care cost recovery action pursuant to a contingent fee arrangement with special counsel. Philip Morris Incorporated, et al. v. Parris N. Glendening, Governor of the State of Maryland, et al., Circuit Court for Talbot County, Maryland, Case No. CG 2829. In August 1996, the court granted defendants' motion for summary judgment and dismissed the injunction action. Plaintiffs have appealed.

      Louisiana--In March 1996, the Attorney General of Louisiana filed a health care cost recovery action in Louisiana state court. Ieyoub, et al. v. The American Tobacco Company, et al., 14th Judicial District Court, Parish of Calcasieu, Louisiana, Case No. 96-1209. In January 1997, the court denied defendants' motion to dismiss which argued that the Attorney General lacked the authority to bring this action.

      San Francisco--In June 1996, the City and County of San Francisco filed a health care cost recovery action in California federal court and has since been joined by ten other California counties. City and County of San Francisco, et al. v. Philip Morris, Inc. et al., United States District Court, Northern District of California, Civil No. C 96-2090. In January 1997, the court denied defendants' motion to disqualify plaintiffs' contingency-fee counsel and took under advisement defendants' motion to dismiss. In September 1996, plaintiffs in the federal court action, joined by several medical associations, filed an action in California state court seeking, among other things, injunctive relief and disgorgement of profits for alleged violations of California's consumer protection statutes. People of the State of California, et al. v. Philip Morris, Inc. et al., San Francisco Superior Court, County of San Francisco, Case No. 980864. In January 1997, the court granted in part defendants' motion to dismiss by requiring plaintiffs to replead certain causes of action and denied the motion on other grounds.

      Washington--In June 1996, the Attorney General of the State of Washington filed a health care cost recovery action in Washington state court. State of Washington v. American Tobacco Co., Inc., et al., Superior Court of Washington, King County, No. 96-2-15056-8. In November 1996, the court dismissed claims based on special duty, unjust enrichment and restitution to the state, but did not dismiss claims brought under Washington's antitrust laws. The State of Washington recently moved to amend its complaint with the stated intention of correcting deficiencies found by the court to exist in the special duty and unjust enrichment claims and to add a claim for restitution under Washington's consumer protection statute. Trial is scheduled for September 1998.

      Connecticut--In July 1996, the State of Connecticut filed a health care cost recovery action in Connecticut state court. State of Connecticut v. Philip Morris Inc., et al., Superior Court, Judicial District of Litchfield, Case No. CV-96-01534405. Defendants had previously filed an action in federal district court in June 1996, seeking to enjoin the Connecticut Attorney General from bringing the health care cost recovery action. Philip Morris Inc., et al. v. Richard Blumenthal, United States District Court, District of Connecticut, Case No. 396CV01221 (PCD). This injunction action was dismissed in December 1996 and, in January 1997, plaintiffs appealed the dismissal.

      Utah--In September 1996, the Utah Attorney General filed a health care cost recovery action in federal court in Utah. State of Utah v. R.J. Reynolds Tobacco Company, et al., United States District Court, District of Utah, Case No. 2:96CV 0829W. Defendants had previously filed an action in Utah state court in July 1996, challenging the right of the Attorney General to bring such an action and to prosecute the case pursuant to a contingent fee arrangement with special counsel. Philip Morris Incorporated, et al. v. Janet C. Graham, Attorney General of the State of Utah, et al., Third Judicial District Court of Salt Lake County, Utah, No. 960904948CV. The parties have agreed that the state court action will be stayed while the federal action is proceeding, except for the challenge to the Attorney General's contingent fee arrangement with special counsel. In December 1996, a motion for partial summary judgment challenging the contingent fee arrangement was argued before the state court.

      Los Angeles County--In August 1996, the County of Los Angeles filed a health care cost recovery action in California state court. County of Los Angeles v. R.J. Reynolds Tobacco Company, et al., Superior Court of California, San Diego County.

      Alabama--In August 1996, a health care cost recovery action was filed in Alabama state court as a putative class action on behalf of taxpayers of the State of Alabama. Following local rules, the state court entered an order conditionally certifying the class. This action was subsequently removed by defendants to federal court. Crozier, et al. v. The American Tobacco Company, et al., United States District Court for the Middle District of Alabama, Case No. 96-A-1403-N. Plaintiffs' motion to remand to state court is pending.

      Kansas--In August 1996, the Attorney General of Kansas filed a health care cost recovery action in Kansas state court. State of Kansas, ex rel. Carla J. Stovall, Attorney General v. R.J. Reynolds Tobacco Co., et al., District Court of Shawnee County, Kansas, Case No. 96-CV-919. Defendants' motion to dismiss this case is scheduled to be heard in April 1997.

      Michigan--In August 1996, the Attorney General of Michigan filed a health care cost recovery action in Michigan state court. Frank J. Kelley, Attorney General, ex rel. State of Michigan v. Philip Morris Incorporated, et al., Circuit Court for the 30th Judicial Circuit, Ingham County, Michigan, Case No. 96-84281-CZ. In October 1996, defendants moved to dismiss certain counts of the complaint and to strike claims for compensatory and punitive damages.

      Oklahoma--In August 1996, the Attorney General of Oklahoma filed a health care cost recovery action in Oklahoma state court. State of Oklahoma, et al. v. R.J. Reynolds Tobacco Co., et al., District Court for Cleveland County, Oklahoma, Case No. CJ-96-1499-L.

      Arizona--In August 1996, the Attorney General of Arizona filed a health care cost recovery action in Arizona state court. State of Arizona, et al. v. American Tobacco Co., Inc., et al., Superior Court, Maricopa County, Arizona, No. CV 96-14769. The Governor of Arizona has instructed the Attorney General to dismiss the case. Subsequently, the Attorney General filed an amended complaint that abandons claims for Medicaid payments, but seeks recovery of other health care costs as well as other damages and forms of relief. Motions to dismiss the complaint are pending. The trial is scheduled for October 1998.

      Hawaii--In August 1996, PM Inc. and three other cigarette manufacturers filed suit against the Hawaii Attorney General in federal district court in Hawaii seeking declaratory and injunctive relief invalidating a threatened health care cost recovery action by Hawaii. A hearing on defendant's motion to dismiss is scheduled for March 1997. The action is scheduled to go to trial in December 1997. Philip Morris Inc., et al. v. Margery Bronster, U.S. District Court, Hawaii, Civ. No. 96-00722 HG.

      Ohio--In September 1996, two Ohio local officials filed a health care cost recovery action in Ohio state court, purportedly on behalf of the State of Ohio and all Ohio taxpayers.

Defendants removed the case to federal court in Ohio and have filed a motion to dismiss challenging the standing of plaintiffs to bring this action. State ex rel. Coyne, Jr., et al. v. The American Tobacco Co., et al., United States District Court, Northern District of Ohio, Case No. 96-2247. Plaintiffs motion to remand this action to state court is pending.

      New Jersey--In September 1996, the New Jersey Attorney General filed a health care cost recovery action in New Jersey state court. The State of New Jersey v. R.J. Reynolds Tobacco Company, et al., Chancery Court, Middlesex County, Case No. C-254-96. In August 1996, defendants filed a separate suit challenging the right of the Attorney General to bring such an action and to prosecute the case pursuant to a contingent fee arrangement with special counsel. Philip Morris Incorporated, et al. v. Peter Verniero, Attorney General of the State of New Jersey, et al., Superior Court of New Jersey, Chancery Division, Mercer County, Case No. MER-C-000114-96. Defendants' motion to dismiss the complaint and plaintiffs' motion for summary judgment are pending.

      New York City--In October 1996, the City of New York and the New York City Health and Hospitals Corporation filed a health care cost recovery action in New York state court. City of New York, et al. v. The Tobacco Institute, et al., Supreme Court of the State of New York, County of New York, Case No. 406225/96.

      Illinois--In November 1996, the Attorney General of Illinois filed a health care cost recovery action in Illinois state court. People of the State of Illinois v. Philip Morris, Inc., et al., Circuit Court of Cook County, Illinois, Case No. 96 L 13146.

      Iowa--In November 1996, the State of Iowa filed a health care cost recovery action in Iowa state court. State of Iowa, ex rel. Thomas J. Miller, in his capacity as Attorney General of the State of Iowa v. R.J. Reynolds Tobacco Co., et al., District Court for Polk County, Iowa, Case No. CL71048.

      Alaska--In January 1997, PM Inc. and three other cigarette manufacturers filed suit against the Alaska Attorney General in federal district court seeking declaratory and injunctive relief to prohibit a threatened health care cost recovery action by Alaska on grounds that it would violate federal law. Philip Morris Inc., et al. v. Bruce Botelho, U.S. District Court, Alaska, No. A 97-003 Civil (JWS).

      Erie County--In January 1997, the County of Erie filed a health care cost recovery action in New York state court. County of Erie v. The Tobacco Institute, Inc., et al., Supreme Court of the State of New York, County of Erie, Case No. I1997/359.

      New York--On January 27, 1997, it was reported in the press that the State of New York filed a health care cost recovery action.

      Other state and local government entities have announced that they are considering filing similar health care cost recovery actions.

      In September 1996, a purported class action was filed in Tennessee state court against four United States cigarette manufacturers and others on behalf of all individuals and entities in the United States who have paid premiums to a Blue Cross or Blue Shield organization for medical insurance. The complaint alleges that defendants' actions have resulted in increased medical insurance premiums for all class members and seeks recovery under various consumer protection statutes as well as under theories of breach of special duty and unjust enrichment. This case was removed by defendants to federal court. Perry, et al. v. Philip Morris Incorporated, et al., United States District Court for the Eastern District of Tennessee, Winchester Division, Civil Action No. 4:96-CV-106. Plaintiffs' motion to remand the case to state court is pending.

Other Tobacco Related Class Actions

In May 1995, PM Inc. announced a recall of certain of its products and in June and July four purported class actions relating to the recall were filed. Three of these cases have been dismissed. In October 1995, plaintiffs in the remaining action, Tijerina, et al. v. Philip Morris, Inc., et al., United States District Court, Northern District of Texas, Amarillo Division, Case No. 2-95-CV-120, filed an amended complaint alleging that PM Inc. has, for many years, knowingly manufactured filtered products that are defective because they contain "defective filters." Plaintiffs purport to bring this action on behalf of all persons who "are Texas residents and who have smoked Philip Morris filtered cigarettes manufactured with Hoechst Celanese filter materials" and who have suffered adverse health effects. Plaintiffs allege that the filters in these products contain hazardous chemicals and that cellulose acetate fibers break away from the filters and are inhaled and ingested by the consumer when the filtered products are used. Plaintiffs further allege that they relied on PM Inc.'s false and fraudulent misrepresentations, made through advertising, regarding the safety of the use of the filters. Motions to dismiss certain of plaintiffs' claims and motions for summary judgment are pending. In October 1996, the court denied plaintiffs' motion for class certification.

      In June 1995, an action was filed in federal court in Maryland against PM Inc. seeking certification of a purported class consisting of "all persons and estates injured as a result of the defendant's alleged failure to manufacture a fire safe cigarette since 1987." Sacks, et al. v. Philip Morris Inc., United States District Court, District of Maryland, Case No. WMN-95-1840. Plaintiffs alleged in their complaint that PM Inc. intentionally withheld and suppressed material information relating to technology to produce a cigarette less likely to cause fires and failed to design and sell its cigarettes using the alleged technology. Compensatory and punitive damages were sought. In September 1996, an order was entered denying plaintiffs' motion for leave to file an amended complaint and granting defendant's motion to dismiss. Plaintiffs have appealed the order.

Certain Other Actions

In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in a complaint filed as a purported class action in federal court in New York. Lawrence, et al. v. Philip Morris Companies Inc., et al., United States District Court, Eastern District of New York, Case No. 94 Civ. 1494 (JG). Plaintiffs allege that defendants violated the federal securities laws by maintaining artificially high levels of profitability through an inventory management practice pursuant to which defendants allegedly shipped more inventory to customers than was necessary to satisfy market demand. In August 1995, the court granted plaintiffs' motion for class certification, certifying this action as a class action on behalf of all persons (other than persons associated with defendants) who purchased common stock of the Company during the period July 10, 1991 through

April 1, 1993, inclusive, and who held such stock at the close of business on April 1, 1993. In September 1996, the United States Court of Appeals for the Second Circuit denied the Company's Petition for Writ of Mandamus which had requested that the Court of Appeals direct the trial court to withdraw its order granting class certification. In January 1997, the court granted a motion by an alleged class member to intervene in the action and to be named an additional class representative.

      In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in several purported class actions that were consolidated in the United States District Court in the Southern District of New York. Kurzweil, et al. v. Philip Morris Companies Inc., et al., United States District Court for the Southern District of New York, Case Nos. 94 Civ. 2373
(MBM) and 94 Civ. 2546 (MBM) and State Board of Administration of Florida, et al. v. Philip Morris Companies Inc., et al., United States District Court for the Southern District of New York, Case No. 94 Civ. 6399 (MBM). In those cases, plaintiffs asserted that defendants violated federal securities laws by, among other things, making allegedly false and misleading statements regarding the allegedly "addictive" qualities of cigarettes. In each case, plaintiffs claimed to have been misled by defendants' knowing and intentional failure to disclose material information. In September 1995, the court granted defendants' motion to dismiss the two complaints in their entirety. The court granted plaintiff in the State Board action leave to replead one of its claims. In April 1996, the court entered an order stipulating the dismissal of the State Board claims. In August 1996, the court entered judgment dismissing the claims in Kurzweil. In September 1996, the Kurzweil plaintiffs filed an appeal from the judgment in the United States Court of Appeals for the Second Circuit; plaintiffs withdrew the appeal without prejudice in December 1996. In September 1996, the Kurzweil plaintiffs filed a motion in the district court to vacate the judgment and for leave to amend their complaint; this motion remains pending.

      In March 1995, an antitrust action was filed in California state court against four United States cereal manufacturers, including the Post Division of Kraft Foods, Inc. ("Kraft"), by plaintiffs purporting to represent all California residents who purchased defendants' cereal products during the four years preceding the date upon which the complaint was filed. McIver, et al. v. General Mills, Inc., et al., Superior Court of the State of California, County of Santa Barbara, Case No. 206663. Plaintiffs seek treble damages and the return of profits resulting from defendants' alleged conspiracy to fix and raise prices of cereal products sold to California consumers. In April 1995, a second purported class action similar to the earlier action was filed in the same court. In August 1995, the two cases were consolidated. In September 1995, the court granted defendants' motions for summary judgment. In December 1995, plaintiffs filed an appeal of that decision with the California Court of Appeals and, in January 1997, the Court of Appeals affirmed the trial court's dismissal of this action.

      In April 1996, an antitrust action was filed in federal court in Wisconsin against Kraft as a purported class action. Stuart, et al. v. Kraft Foods, Inc., et al., United States District Court, Eastern District of Wisconsin, Case No. 96-C-391. An amended complaint filed in July 1996, named two other leading dairy products manufacturers and the National Cheese Exchange as defendants. Plaintiff purports to represent all persons and entities in the United States (excluding governmental entities and political subdivisions) that sold milk and/or bulk cheese directly to Kraft or any of its alleged co-conspirators at any time since January 1, 1988. Plaintiff alleges that defendants engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange and failed to deal in good faith with their bulk cheese and milk suppliers by paying them prices based on the National Cheese Exchange. Plaintiff seeks injunctive and equitable relief and treble damages. In December 1996, plaintiffs' motion for class certification was denied and defendants' motion to dismiss plaintiffs' action was denied without prejudice.

      In September 1996, a second antitrust action was filed in federal court in Wisconsin against Kraft as a purported class action. Sheeks, et al. v. Kraft Foods, Inc., et al., United States District Court, Eastern District of Wisconsin, Case No. 96-C-1100. Plaintiffs are dairy farmers and assert virtually identical claims to those in the Stuart case discussed above. In December 1996, the court denied plaintiffs' motion to consolidate this action with the Stuart case.

      During 1996, tax assessments alleging the underpayment of Italian value added taxes for the years 1988 to 1994 and income taxes for the year 1987 were asserted against certain affiliates of the Company. The aggregate amount of taxes claimed to be assessed to date, together with interest and penalties, is $798.4 million. The Company anticipates that further substantial value added and income tax assessments may be claimed. The Company and its affiliates believe they have complied with applicable Italian tax laws and intend to vigorously contest the assessments. A hearing concerning value added taxes is scheduled in the Italian tax court for February 4, 1997.

      The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. All such cases are, and will continue to be, vigorously defended. It is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case, such as the Carter case discussed above, could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry. These developments generally receive widespread media attention. The Company is not able to evaluate the effect of these developing matters on pending litigation and the possible commencement of additional litigation.

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

Note 14. Additional Information:

(in millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Years ended December 31:
   Depreciation expense                       $ 1,038      $ 1,024      $ 1,027
===============================================================================
   Rent expense                               $   430      $   390      $   426
===============================================================================
   Research and development
      expense                                 $   515      $   481      $   435
===============================================================================
   Advertising expense                        $ 3,633      $ 3,724      $ 3,358
===============================================================================
   Interest and other debt expense, net:
      Interest expense                        $ 1,183      $ 1,259      $ 1,288
      Interest income                             (97)         (80)         (55)
-------------------------------------------------------------------------------
                                              $ 1,086      $ 1,179      $ 1,233
===============================================================================
   Interest expense of financial
      services and real estate
      operations included in
      cost of sales                           $    80      $    84      $    78
===============================================================================

Note 15. Financial Services and Real Estate Operations:

Philip Morris Capital Corporation ("PMCC") is a wholly-owned subsidiary of the Company. PMCC invests in leveraged and direct finance leases, other tax-oriented financing transactions, third party financial instruments and engages in various financing activities for customers and suppliers of the Company's subsidiaries. Additionally, PMCC is engaged, through its wholly-owned subsidiary, Mission Viejo Company, in land planning, development and sales activities in California and Colorado.

      Pursuant to a support agreement, the Company has agreed to retain ownership of 100% of the voting stock of PMCC and make periodic payments to PMCC to the extent necessary to ensure that earnings available for fixed charges equal at least 1.25 times its fixed charges. No payments were required in 1996, 1995 or 1994.

      Condensed balance sheet data at December 31, follow:

(in millions)                                                   1996        1995
--------------------------------------------------------------------------------
Assets
   Finance leases                                             $7,554      $6,858
   Other investments                                             474         471
--------------------------------------------------------------------------------
                                                               8,028       7,329
--------------------------------------------------------------------------------
   Less unearned income and allowances                         2,682       2,336
--------------------------------------------------------------------------------
   Finance assets, net                                         5,346       4,993
   Real estate held for development and sale                     314         339
   Other assets                                                  258         302
--------------------------------------------------------------------------------
         Total assets                                         $5,918      $5,634
================================================================================
Liabilities and stockholder's equity
   Short-term borrowings                                      $  173      $  671
   Long-term debt                                              1,134         783
   Deferred income taxes                                       3,636       3,382
   Other liabilities                                             145         121
   Stockholder's equity                                          830         677
--------------------------------------------------------------------------------
         Total liabilities and stockholder's equity           $5,918      $5,634
================================================================================

The amounts shown above include receivables and payables with the Company and its other subsidiaries. These amounts were eliminated in the Company's consolidated balance sheets.

      Finance leases consist of a portfolio of investments in transportation, manufacturing facilities, power generation and real estate. Rentals receivable for finance leases represent unpaid rentals, less principal and interest on third-party nonrecourse debt, if any.

      PMCC's investment securities, included in other investments, are classified as available for sale and are recorded at fair value, with unrealized gains and losses included as a component of stockholder's equity, net of related deferred income taxes. Other investments also include real estate and commercial receivables, the total estimated fair values of which, at December 31, 1996 and 1995, approximated their carrying values. Fair values were estimated by discounting projected cash flows using the current rates for similar loans to borrowers with similar credit ratings and maturities.

      Condensed income statement data follow for the years ended December 31,

(in millions)                                     1996         1995         1994
--------------------------------------------------------------------------------
Revenues:
   Financial services                             $222         $197         $257
   Real estate                                     157          184          236
--------------------------------------------------------------------------------
      Total revenues                               379          381          493
Expenses:
   Financial services                              107          107          114
   Real estate                                      98          129          190
--------------------------------------------------------------------------------
      Total expenses                               205          236          304
Equity in earnings of limited
   partnership investments                          15           15           17
--------------------------------------------------------------------------------
Earnings before income taxes                       189          160          206
Provision for income taxes                          66           55           72
--------------------------------------------------------------------------------
Net earnings                                      $123         $105         $134
================================================================================

Note 16. Financial Instruments:

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

      The Company has foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Swiss francs. At December 31, 1996 and 1995, the notional principal amounts of these agreements were $2.2 billion and $2.0 billion, respectively. Aggregate maturities at December 31, 1996 were as follows (in millions): 1997-$853; 1998-$186; 1999-$391; 2000-$215 and 2002 and
thereafter-$540. The notional amount is the amount used for the calculation of interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

      Forward exchange contracts are used by the Company to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany and third party transactions. At December 31, 1996 and 1995, the Company had forward exchange contracts, with maturities of less than one year, of $1.7 billion and $1.2 billion, respectively.

Credit exposure and credit risk

The Company is exposed to credit loss in the event of nonperformance by counterparties to the swap agreements. However, such exposure was not material at December 31, 1996, and the Company does not anticipate nonperformance. Further, the Company does not have a significant credit exposure to an individual counterparty.

Fair value

The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 1996 was $15.7 billion as compared to its carrying value of $15.2 billion. The aggregate fair value of the Company's total debt at December 31, 1995 was $16.7 billion as compared to its carrying value of $15.8 billion. The estimated fair value of financial services and real estate other investments, including commercial and real estate receivables, approximated their carrying values at December 31, 1996 and 1995.

      The carrying values of the foreign currency and related interest rate swap agreements and of the forward contracts, which did not differ materially from their fair values, were not material.

      See Notes 4, 5 and 15 for additional disclosures of fair value for short-term borrowings, long-term debt and financial instruments within the financial services and real estate operations, respectively.

Note 17. Quarterly Financial Data (Unaudited):

                                                     1996 Quarters
(in millions, except per share data)        1st        2nd        3rd        4th
--------------------------------------------------------------------------------
Operating revenues                     $ 17,491   $ 17,509   $ 17,414    $16,790
================================================================================
Gross profit                           $  6,989   $  7,100   $  7,092    $ 6,812
================================================================================
Net earnings                           $  1,565   $  1,621   $  1,646    $ 1,471
================================================================================
Per share data:
   Net earnings                        $   1.89   $   1.97   $   2.01    $  1.81
================================================================================
   Dividends declared                  $   1.00   $   1.00   $   1.20    $  1.20
================================================================================
   Market price--high                  $104 5/8   $107 1/4   $107 1/2    $   119
               --low                   $ 85 5/8   $ 85 5/8   $ 85 5/8    $89 3/4
================================================================================

During the year, the Company sold several domestic and international food businesses at net pretax gains of $320 million, most of which were reflected in fourth quarter earnings. In addition, the Company initiated cost saving programs that included downsizing facilities and workforce reductions. The cost of these actions substantially offset the gains from businesses sold. The net impact of these divestitures and provisions was not material to fourth quarter operating income, pretax earnings or earnings per share.

                                                                                   1995 Quarters
(in millions, except per share data)                                     1st         2nd        3rd        4th
--------------------------------------------------------------------------------------------------------------
Operating revenues                                                  $ 16,517    $ 17,129   $ 16,689   $ 15,736
==============================================================================================================
Gross profit                                                        $  6,467    $  6,816   $  6,764   $  6,407
==============================================================================================================
Earnings before cumulative effect of accounting changes             $  1,363    $  1,410   $  1,433   $  1,272
Cumulative effect of changes in method of accounting (See Note 1)        (28)
--------------------------------------------------------------------------------------------------------------
Net earnings                                                        $  1,335    $  1,410   $  1,433   $  1,272
==============================================================================================================
Per share data:
Earnings before cumulative effect of accounting  changes            $   1.60    $   1.67   $   1.71   $   1.53
Cumulative effect of changes in method of accounting                    (.03)
--------------------------------------------------------------------------------------------------------------
Net earnings                                                        $   1.57    $   1.67   $   1.71   $   1.53
==============================================================================================================
Dividends declared                                                  $   .825    $   .825   $   1.00   $   1.00
==============================================================================================================
Market price--high                                                  $     68    $ 76 5/8   $ 84 1/8   $ 94 3/8
            --low                                                   $ 55 3/4    $ 65 1/4   $ 71 3/8   $ 82 5/8
==============================================================================================================


During the year, the Company sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Net pretax gains from the sales of these businesses were $275 million, most of which were reflected in fourth quarter earnings. In the fourth quarter of 1995, the Company also recorded provisions in connection with these divestitures, primarily for an early retirement program and the write-down of assets of food facilities to be downsized or closed. The net impact of these divestitures and provisions was not material to fourth quarter operating income, pretax earnings or earnings per share.

                       =================================

The principal stock exchange, on which the Company's common stock (par value $1 per share) is listed, is the New York Stock Exchange. At January 31, 1997 there were approximately 139,700 holders of record of the Company's common stock.

Report of Independent Accountants
================================================================================

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

We have audited the accompanying consolidated balance sheets of Philip Morris Companies Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.


New York, New York
January 27, 1997


Company Report on Financial Statements
================================================================================

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