Form 10-K405, Exhibit 13
period 1997-12-31
PHILIP MORRIS COMPANIES INC
filed 1998-03-06
CIK 764180

Annual Report to Security Holders

Management's Discussion and Analysis of                            EXHIBIT 13
Financial Condition and Results of Operations

================================================================================

Consolidated Operating Results

                                                      Operating Revenues

(in millions)                                    1997         1996         1995
================================================================================
Tobacco                                      $ 39,824     $ 36,549     $ 32,316
Food                                           27,690       27,950       29,074
Beer                                            4,201        4,327        4,304
Financial services and
  real estate                                     340          378          377
--------------------------------------------------------------------------------
Operating revenues                           $ 72,055     $ 69,204     $ 66,071
================================================================================

                                                       Operating Income

(in millions)                                    1997         1996         1995
================================================================================
Tobacco                                      $  7,830     $  8,263     $  7,177
Food                                            3,647        3,362        3,188
Beer                                              456          437          444
Financial services and
  real estate                                     296          192          164
--------------------------------------------------------------------------------
Operating profit                             $ 12,229     $ 12,254     $ 10,973
General corporate expenses                       (479)        (442)        (411)
Minority interest in earnings of
  consolidated subsidiaries                       (87)         (43)         (36)
--------------------------------------------------------------------------------
Operating income                             $ 11,663     $ 11,769     $ 10,526
================================================================================

1997 Compared with 1996

Operating revenues for 1997 increased $2.9 billion (4.1%) and operating profit decreased $25 million (0.2%) from 1996. Operating profit, as defined for segment reporting purposes, is operating income before general corporate expenses and minority interest in earnings of consolidated subsidiaries. Operating revenues were higher due primarily to increases in domestic and international tobacco and North American food operations.

      Operating profit was reduced as a result of pretax charges of $1.5 billion taken by Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, reflecting up-front charges related to settling health care cost recovery litigation in Mississippi, Florida and Texas and a one-time charge for settling the Broin case, a Florida class action brought on behalf of airline flight attendants. Operating profit was further reduced by pretax charges of $630 million to realign the international food operations. Operating profit was increased by a $774 million pretax gain on the sale of ice cream businesses in Brazil and a $103 million pretax gain on the sale of real estate operations. Excluding the settlement charges, international food realignment charges, gains on divestitures noted above and results of operations sold, operating profit increased 11.5%, reflecting favorable results of operations in domestic tobacco, international tobacco, North American food and beer operations.

      Currency movements, primarily the strengthening of the U.S. dollar versus European, Japanese and other Asian currencies, decreased operating revenues by $3.2 billion ($1.9 billion, excluding excise taxes) and operating profit by $470 million in 1997 versus 1996. Although the Company cannot predict future movements in currency rates or economic developments, it anticipates that the continued global strength of the U.S. dollar will also have a significant adverse impact on operating revenues and operating profit in 1998 and that economic instability in Asia will temporarily slow the Company's businesses in that region.

      Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and requires the presentation of both basic and diluted EPS. Prior years' EPS have been restated to conform with the standards established by SFAS No. 128.

      Basic EPS of $2.61 in 1997 increased by 1.6% over 1996, due primarily to fewer shares outstanding. Similarly, diluted EPS increased 1.6% to $2.58 from $2.54 in 1996. Net earnings, basic EPS and diluted EPS in 1997 were affected by the after-tax effects of the settlement charges, international food realignment charges and gains on divestitures noted above. Excluding the impact of these items, net earnings increased 12.6% to $7.1 billion, basic EPS increased 14.0% to $2.93 and diluted EPS increased 14.6% to $2.91, respectively, in 1997 from $6.3 billion, $2.57 and $2.54, respectively, in 1996. As a result of share repurchases, the weighted average number of shares outstanding for basic and diluted EPS decreased to 2,420 million and 2,442 million shares, respectively, in 1997 from 2,456 million and 2,482 million shares, respectively, in 1996.

      The Company has evaluated the costs to implement century date change compliant systems conversions and is in the process of executing a planned conversion of its systems prior to the year 2000. Although such costs may be a factor in describing changes in operating profit for one or more of the Company's business segments in any given reporting period, the Company currently does not believe that the anticipated costs of year 2000 systems conversions will have a material impact on its future consolidated results of operations. However, due to the interdependent nature of computer systems, the Company may be adversely impacted in the year 2000 depending on whether it or entities not affiliated with the Company have addressed this issue successfully.

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

      Excluding the cumulative effect of accounting changes discussed below, basic EPS of $2.57 in 1996 increased by 17.9% over 1995, and diluted EPS of $2.54 increased by 17.6% over 1995, both due to higher net earnings and lower shares outstanding. As a result of the Company's share repurchase program, the weighted average number of shares outstanding for basic and diluted EPS decreased to 2,456 million and 2,482 million shares, respectively, in 1996 from 2,517 million and 2,538 million shares, respectively, in 1995.

      Effective January 1, 1995, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its non-U.S. retiree health care plans. The Company also adopted SFAS No. 116, "Accounting for Contributions Received and Contributions Made." The cumulative effect at January 1, 1995 of adopting SFAS No. 106, for the non-U.S. plans, and SFAS No. 116 reduced 1995 net earnings by $28 million and basic EPS and diluted EPS each by $.01. The application of SFAS No. 106, for non-U.S. plans, and SFAS No. 116 did not materially reduce 1995 earnings before cumulative effect of accounting changes.

1993 Restructuring

In the fourth quarter of 1993, the Company provided for the restructuring of its worldwide operations to reduce its cost structure and to improve its future growth, profitability and cash flow. The charge related primarily to the downsizing or closure of approximately 40 manufacturing and other facilities. This restructuring charge reduced 1993 earnings before income taxes and net earnings by $741 million and $457 million, respectively. Included in this charge were asset write-downs of $429 million, with the remainder of the charge representing anticipated cash expenditures to be funded with cash provided by operating activities. The liability established upon adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," was sufficient to provide for costs associated with workforce reductions contemplated by the 1993 restructuring. At December 31, 1997, the 1993 restructuring program was substantially complete, with estimated annual after-tax savings of $500 million.

Operating Results by Business Segment

Tobacco

Business Environment

The tobacco industry, including PM Inc., the Company's domestic tobacco subsidiary, and Philip Morris International Inc. ("PMI"), the Company's international tobacco subsidiary, has faced, and continues to face, a number of issues that may adversely affect volume, operating revenues, cash flows, operating income and financial position.

      In the United States, these issues include proposed federal regulatory controls (including, as discussed below, the issuance of final regulations by the United States Food and Drug Administration (the "FDA") that regulate cigarettes as "drugs" or "medical devices"); actual and proposed excise tax increases; actual and proposed federal, state and local governmental and private bans and restrictions on smoking (including in workplaces and in buildings permitting public access); actual and proposed restrictions on tobacco manufacturing, marketing, advertising (including decisions by certain companies to limit or not accept tobacco advertising) and sales; actual and proposed legislation and regulations to require substantial additional health warnings on cigarette packages and in advertising, and to eliminate the tax deductibility of tobacco advertising and promotional costs; actual and proposed requirements regarding disclosure of cigarette ingredients and other proprietary information; actual and proposed requirements regarding disclosure of the yields of "tar," nicotine and other constituents found in cigarette smoke; increased assertions of adverse health effects associated with both smoking and exposure to environmental tobacco smoke ("ETS"); legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the purported adverse health effects associated with both smoking and exposure to ETS; the diminishing social acceptance of smoking; increased pressure from anti-smoking groups; unfavorable press reports; governmental and grand jury investigations; increased smoking and health litigation, including private plaintiff class action litigation and health care cost recovery actions brought by state and local governments, unions and others seeking reimbursement for Medicaid and/or other health care expenditures allegedly caused by cigarette smoking; and the proposed legislative resolution of certain regulatory and litigation issues affecting the United States tobacco industry discussed below.

      Cigarettes are subject to substantial excise taxes in the United States and to similar taxes in most foreign markets. The United States federal excise tax on cigarettes is currently $12 per 1,000 cigarettes ($0.24 per pack of 20 cigarettes). In August 1997, legislation was enacted that will raise the federal excise tax to $17 per 1,000 cigarettes ($0.34 per pack of 20 cigarettes) starting in the year 2000 and then to $19.50 per 1,000 cigarettes ($0.39 per pack of 20 cigarettes) in 2002. In general, excise taxes, sales taxes and other cigarette-related taxes levied by the federal government and by various states, counties and municipalities have been increasing, and additional increases have been proposed at the federal level and in a number of states. These taxes vary considerably and, when combined with the recently enacted federal excise tax, may be as high as $1.50 per pack in a given locality.

      In the opinion of PM Inc. and PMI, past increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Any future increases, the extent of which cannot be predicted, could result in volume declines for the cigarette industry, including PM Inc. and PMI, and might cause sales to shift from the premium segment to the discount segment.

      In August 1996, the FDA issued final regulations pursuant to which it asserts jurisdiction over cigarettes as "drugs" or "medical devices" under the provisions of the Food, Drug and Cosmetic Act. The final regulations include severe restrictions on the distribution, marketing and advertising of cigarettes, and would require the industry to comply with a wide range of labeling, reporting, recordkeeping, manufacturing and other requirements applicable to medical devices and their manufacturers. For the most part, the regulations were scheduled to become effective on August 28, 1997. The FDA's exercise of jurisdiction, if not reversed by judicial or legislative action, could lead to more expansive FDA-imposed restrictions on cigarette operations than those set forth in the final regulations, and could materially adversely affect the volume, operating revenues, cash flows and operating income of PM Inc. PM Inc. and others challenged in the courts the FDA's authority to regulate cigarettes. In April 1997, a U.S. district court ruled that Congress has not precluded the FDA from regulating cigarettes as "drugs" or "medical devices" and that the FDA may regulate cigarettes if the facts asserted in support of the FDA's assertion of jurisdiction are proven to be correct. The court also ruled, however, that the section of the Food, Drug and Cosmetic Act relied upon by the agency does not give the FDA authority to implement its regulations restricting cigarette advertising and promotions. The court stayed implementation of the FDA's regulations scheduled for August 1997. The court left in effect the specific regulations that took effect in February 1997 establishing a federal minimum age of 18 for the sale of tobacco products and requiring proof of age for anyone under age 27. The tobacco company plaintiffs, including PM Inc., are appealing that portion of the district court's order relating to the FDA's assertion of jurisdiction. The FDA is appealing that portion of the order enjoining the advertising and promotion restrictions. The respective appeals were heard by the U.S. Court of Appeals for the Fourth Circuit in August 1997. The outcome of this litigation cannot be predicted.

      In August 1996, the Commonwealth of Massachusetts enacted legislation to require cigarette manufacturers to disclose to the Massachusetts Department of Public Health ("DPH") the flavorings and other ingredients used in each brand of cigarettes sold in the Commonwealth, and to provide "nicotine-yield ratings" for their products based on standards to be established by the DPH. PM Inc. believes that enforcement of the ingredient disclosure provisions of the statute could permit the disclosure by DPH to the public of valuable proprietary information concerning its brands. PM Inc. and three other domestic cigarette manufacturers have filed suit in federal district court in Boston challenging the legislation. In December 1997, the court granted a preliminary injunction to the tobacco company plaintiffs and enjoined the Commonwealth from enforcing the ingredient disclosure provisions of the legislation until further order of the court. The ultimate outcome of this lawsuit cannot be predicted. The enactment of this legislation has encouraged efforts to enact, and the enactment of, ingredient disclosure legislation in other states, such as Texas and Minnesota.

      In December 1997, PM Inc. disclosed to the DPH "nicotine-yield ratings" for its products sold in the Commonwealth based on standards established by the DPH for determining "nicotine delivery under average smoking conditions." The "nicotine-yield ratings" produced using the DPH standards are higher than the yields produced using the standards established by a 1970 voluntary agreement between the Federal Trade Commission ("FTC") and domestic cigarette manufacturers, including PM Inc., and which are required to be included in all cigarette advertising. In September 1997, the FTC issued a request for public comments on its proposed revision of the "tar" and nicotine testing and reporting standards established by the 1970 voluntary agreement.

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

      In October 1997, at the request of the United States Senate Judiciary Committee, PM Inc. provided the Committee with a document setting forth the Company's position on a number of issues. On the issues of the role played by cigarette smoking in the development of lung cancer and other diseases in smokers, and whether nicotine, as found in cigarette smoke, is "addictive," the Company stated that despite the differences that may exist between its views and those of the public health community, it would, in order to ensure that there will be a single, consistent public health message on these issues, refrain from debating the issues other than as necessary to defend itself and its opinions in the courts and other forums in which it is required to do so. The Company also stated that in relation to these issues, and the alleged health effects of exposure to ETS, the Company is prepared to defer to the judgment of public health authorities as to what health warning messages will best serve the public interest, as reflected in the proposed new health warnings set out in the proposed Resolution.

      Some foreign countries have also taken steps to restrict or prohibit cigarette advertising and promotion, to require ingredient disclosure, to impose maximum constituent levels, to increase taxes on cigarettes, to control prices, to restrict imports, to ban or severely restrict smoking in workplaces and public places, and otherwise to discourage cigarette smoking. It is not possible to predict what, if any, other foreign governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes or to the tobacco industry generally.

      On February 10, 1998, a regulation went into effect in Thailand that would require manufacturers and importers of tobacco products, including a subsidiary of PMI, to disclose to the Ministry of Public Health ("MPH") the ingredients of their products to be sold in Thailand on a by-brand basis. Although this regulation does not require the MPH to make public the submitted ingredients lists, there are no assurances that the confidentiality of lists to be submitted will be maintained.

      PM Inc. has received requests for information (including grand jury subpoenas) in connection with governmental investigations of the tobacco industry, and is cooperating with respect to such requests. Certain present and former employees of PM Inc. have testified or have been asked to testify in connection with certain of these matters. The investigations are as follows:

      PM Inc. has been informed that an investigation by the United States Attorney for the Southern District of New York, which had been initiated following the publication of an article in The New York Times that made allegations about PM Inc. documents and supposedly secret research relating to nicotine, has been consolidated with the United States Department of Justice investigation discussed immediately below.

      PM Inc. has been informed of an investigation by the United States Attorney for the Eastern District of New York relating to The Council for Tobacco Research-U.S.A., Inc., a research organization of which PM Inc. is a sponsor; and an investigation by the United States Department of Justice relating to issues raised in testimony provided by tobacco industry executives before Congress and other related matters.

      PM Inc. has been advised that the FTC has commenced an investigation to determine whether PM Inc. unfairly restricts the distribution of competing manufacturers' cigarette brands through its merchandising practices at the wholesale and retail levels.

      While the outcomes of these investigations cannot be predicted, PM Inc. believes it has acted lawfully.

      As further discussed in Note 15 to the Consolidated Financial Statements ("Note 15"), there is litigation pending in various jurisdictions related to tobacco products. These cases generally fall within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, and
(iii) health care cost recovery cases, including class actions, brought by state and local governments, unions, federal and state taxpayers, native American tribes and others seeking reimbursement for Medicaid and/or other health care expenditures allegedly caused by cigarette smoking. Damages claimed in some of the smoking and health class actions and health care cost recovery cases range into the billions of dollars.

      In recent years there has been a substantial increase in the number of smoking and health cases being filed in the United States, a trend that accelerated in 1997.

      As of December 31, 1997, there were approximately 375 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company (excluding approximately 50 cases in Texas that were voluntarily dismissed but which may be refiled under certain conditions), compared with approximately 185 such cases as of December 31, 1996. Many of the new cases were filed in Florida and New York. Seventeen of the individual cases involve allegations of various personal injuries allegedly related to exposure to ETS.

      In addition, as of December 31, 1997, there were approximately 50 purported smoking and health class actions pending in the United States against PM Inc. and, in some cases, the Company (including six that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 20 such cases on December 31, 1996. Most of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products. As of December 31, 1997, there were three purported smoking and health class actions pending overseas against affiliates and subsidiaries of the Company, one each in Canada, Brazil and Nigeria.

      The number of health care cost recovery actions also increased during 1997, with approximately 105 such cases pending as of December 31, 1997, compared with approximately 25 such cases on December 31, 1996. Other foreign, state, and local government entities and others, including unions, have announced that they are considering filing health care cost recovery actions.

      In June 1997, PM Inc. and other companies in the United States tobacco industry agreed to a proposed Resolution to support federal legislation and ancillary undertakings that would resolve many of the regulatory and litigation issues affecting the United States industry. (See "Proposed Resolution of Certain Regulatory and Litigation Issues" below.) In furtherance of the proposed Resolution, PM Inc. and other companies in the United States tobacco industry settled health care cost recovery actions brought by the States of Mississippi, Florida and Texas, and a smoking and health class action brought on behalf of airline flight attendants, all on terms consistent with the proposed Resolution. These settlements are discussed in Note 15.

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention, including a decision by a federal district court on a motion for summary judgment not to preclude the FDA from asserting jurisdiction over cigarettes as "drugs" or "medical devices," which decision is now under appeal. These developments, as well as the widespread media attention given to the proposed Resolution discussed below and the settlements of the Mississippi, Florida and Texas health care cost recovery actions and a smoking and health class action brought on behalf of airline flight attendants, may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

      Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an unfavorable outcome of certain pending litigation or by the proposed Resolution discussed below or by settlement, if any, of certain pending cases. However, implementation of the proposed Resolution should resolve the most significant tobacco litigation against the Company and its subsidiaries. Furthermore, the Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. Except as described below under the heading "Proposed Resolution of Certain Regulatory and Litigation Issues--Effects on Litigation," all such cases are, and will continue to be, vigorously defended.

Proposed Resolution of Certain Regulatory and Litigation Issues

In June 1997, PM Inc. and other companies in the United States tobacco industry entered into a Memorandum of Understanding (the "Resolution") to support the adoption of federal legislation and ancillary undertakings that would resolve many of the regulatory and litigation issues affecting the United States tobacco industry and, thereby, reduce uncertainties facing the industry and increase stability in business and capital markets. The complete text of the proposed Resolution has been filed with the Securities and Exchange Commission as Exhibit 10 to the Company's Current Report on Form 8-K dated June 20, 1997, and the discussion herein is qualified by reference thereto.

      There can be no assurance that federal legislation in the form of the proposed Resolution will be enacted or that it will be enacted without modification that is materially adverse to the Company or that any modification would be acceptable to the Company or that, if enacted, the legislation would not face legal challenges. Moreover, the negotiation and signing of the proposed Resolution could affect other federal, state and local regulation of the United States tobacco industry and regulation of the international tobacco industry.

      The proposed Resolution includes provisions relating to advertising and marketing restrictions, product warnings and labeling, access restrictions, licensing of tobacco retailers, the adoption and enforcement of "no sales to minors" laws by states, surcharges against the industry for failure to achieve underage smoking reduction goals, regulation of tobacco products by the FDA, public disclosure of industry documents and research, smoking cessation programs, compliance programs by the industry, public smoking and smoking in the workplace, enforcement of the proposed Resolution, industry payments and litigation.

Surcharge for Failure to Achieve Underage
Smoking Reduction Goals

The proposed Resolution would require the FDA to impose annual surcharges on the industry if targeted reductions in underage smoking are not achieved in accordance with a legislative timetable. The surcharge would be based upon an approximation of the present value of the profit the companies would earn over the lives of all underage consumers in excess of the target, and would be allocated among participating manufacturers based on their market share of the United States cigarette industry.

Industry Payments

The proposed Resolution would require participating manufacturers to make substantial payments in the year of implementation and thereafter ("Industry Payments"). Participating manufacturers would be required to make an aggregate $10 billion initial Industry Payment on the date that federal legislation implementing the terms of the proposed Resolution is signed. This Industry Payment would be based on relative market capitalizations, and the Company currently estimates that PM Inc.'s share of the initial Industry Payment would be approximately $6.6 billion (to be adjusted downward for initial payments made to Mississippi, Florida and Texas pursuant to settlements of health care cost recovery actions discussed in Note 15). Thereafter, the companies would be required to make specified annual Industry Payments determined and allocated among the companies based on volume of domestic sales as long as the companies continue to sell tobacco products in the United States. These Industry Payments, which would begin on December 31 of the first full year after implementing federal legislation is signed, would be in the following amounts (at 1996 volume levels)--year 1: $8.5 billion; year 2: $9.5 billion; year 3: $11.5 billion; year 4: $14 billion; and each year thereafter: $15 billion. These Industry Payments would be increased by the greater of 3% or the previous year's inflation rate, and would be adjusted to reflect changes from 1996 domestic sales volume levels.

      The Industry Payments would be separate from any surcharges discussed above. The Industry Payments would receive priority and would not be dischargeable in any bankruptcy or reorganization proceeding and would be the obligation only of entities selling tobacco products in the United States (and not their affiliated companies). The proposed Resolution provides that all payments by the industry would be ordinary and necessary business expenses in the year of payment, and no part thereof would be either in settlement of an actual or potential liability for a fine or penalty (civil or criminal) or the cost of a tangible or intangible asset. The proposed Resolution would provide for the pass-through to consumers of the annual Industry Payments in order to promote the maximum reduction in underage use.

Effects on Litigation

If enacted, the federal legislation provided for in the proposed Resolution would settle present attorney general health care cost recovery actions (or similar actions brought by or on behalf of any governmental entity other than the federal government), parens patriae and smoking and health class actions and all "addiction"/dependence claims, and would bar similar actions from being maintained in the future. However, the proposed Resolution provides that no stay applications will be made in pending governmental actions without the mutual consent of the parties. In recent months, PM Inc. and other companies in the domestic tobacco industry agreed to settle three health care cost recovery actions in Mississippi, Florida and Texas, and a smoking and health class action brought on behalf of flight attendants alleging injury caused by exposure to ETS aboard aircraft. The Company may enter into discussions to postpone or settle other actions, pending the enactment of the legislation contemplated by the proposed Resolution. No assurance can be given whether a postponement or settlement will be achieved or, if achieved, as to the terms thereof. The proposed Resolution would not affect any smoking and health class action or any health care cost recovery action that is reduced to final judgment before implementing federal legislation is effective.

      Under the proposed Resolution, the rights of individuals to sue the tobacco industry would be preserved, as would existing legal doctrine regarding the types of tort claims that can be brought under applicable statutory and case law except as expressly changed by implementing federal legislation. Claims, however, could not be maintained on a class or other aggregated basis and could be maintained only against tobacco manufacturing companies (and not their retailers, distributors or affiliated companies). In addition, all punitive damage claims based on past conduct would be resolved as part of the proposed Resolution, and future claimants could seek punitive damages only with respect to claims predicated upon conduct taking place after the effective date of implementing federal legislation. Finally, except with respect to actions pending as of June 9, 1997, third-party payor (and similar) claims could be maintained only if based on subrogation of individual claims. Under subrogation principles, a payor of medical costs can seek recovery from a third party only by "standing in the shoes" of the injured party and being subject to all defenses available against the injured party.

      The proposed Resolution contemplates that participating tobacco manufacturers would enter into a joint sharing agreement for civil liabilities relating to past conduct. Judgments and settlements arising from tort actions would be paid as follows. The proposed Resolution would set an annual aggregate cap of up to 33% of the annual base Industry Payment (including any reductions for volume declines). Any judgments or settlements exceeding the cap in a particular year would roll over into the next year. While judgments and settlements would run against the defendant, they would give rise to an 80-cents-on-the-dollar credit against the annual Industry Payment. Finally, any individual judgments in excess of $1 million would be paid at the rate of $1 million per year unless every other judgment and settlement could first be satisfied within the annual aggregate cap. In all circumstances, however, the companies would remain fully responsible for costs of defense and certain costs associated with the fees of attorneys representing certain plaintiffs in the litigation that would be settled by the proposed Resolution.

Financial Effects

The Company anticipates that PM Inc.'s share of the industry's $10 billion initial payment, which it currently estimates would be approximately $6.6 billion (adjusted downward for initial payments made to Mississippi, Florida and Texas pursuant to settlements of health care cost recovery actions), would be charged to expense in the period in which federal legislation implementing the terms of the proposed Resolution is enacted. In addition, the Company currently anticipates that implementation of the proposed Resolution would require a significant charge to expense in the period of enactment to comply with the proposed Resolution's regulations on advertising, marketing and production. The initial payment would be funded from a combination of available cash, commercial paper issuances, bank borrowings and long-term debt issuances in global markets. The initial payment would have a material adverse effect on the Company's operating income and cash flows in the quarter and year in which the proposed Resolution is enacted and on its financial position. The initial payment would result in higher debt and higher interest expense, the amounts of which would depend upon the final form of the proposed Resolution, borrowing requirements and interest rates.

      The Company anticipates that PM Inc.'s share of future annual Industry Payments related to cigarette sales would be charged to expense as the related sales occur, and would be funded through price increases. The Company anticipates that annual surcharges, if any, imposed by the FDA for failure to meet required reduction levels in underage smoking, beginning in the fifth year after the proposed Resolution is implemented, would be charged to expense in the year of assessment or in the year prior thereto if it is then probable that such assessment will be made.

      The Company believes that implementation of the proposed Resolution would materially adversely affect the volume, operating revenues, cash flows and/or operating income of the Company in future years. The degree of the adverse impact would depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, interest rates and the timing of principal payments on debt incurred to finance the initial payment due under the proposed Resolution, and the effect of the proposed Resolution on cigarette consumption and the regulatory and litigation environment outside the United States.

      In view of the foregoing, the Company may reevaluate its share repurchase and dividend policies.

Operating Results

                                Operating Revenues          Operating Profit

(in millions)               1997       1996       1995     1997    1996    1995
================================================================================
Domestic tobacco        $ 13,485   $ 12,462   $ 11,493   $3,267  $4,206  $3,740

International tobacco     26,339     24,087     20,823    4,592   4,078   3,453

Amortization of
      goodwill                                              (29)    (21)    (16)
--------------------------------------------------------------------------------
Total                   $ 39,824   $ 36,549   $ 32,316   $7,830  $8,263  $7,177
================================================================================

1997 Compared with 1996

Domestic tobacco. During 1997, PM Inc.'s operating revenues increased 8.2% over 1996, due primarily to pricing ($783 million), higher volume ($222 million, including excise taxes) and improved product mix.

      As discussed in Note 15, "Contingencies," of the Notes to Consolidated Financial Statements, in the third and fourth quarters of 1997, PM Inc. recorded charges totaling $1.5 billion as PM Inc. and other companies in the United States tobacco industry entered into agreements to settle health care cost recovery actions in Mississippi, Florida and Texas, and an agreement to settle a class action lawsuit in Florida.

      Operating profit for 1997 decreased 22.3% from 1996, due primarily to these litigation settlement charges ($1.5 billion), higher marketing, administration and research costs ($195 million, primarily higher marketing expense) and higher fixed manufacturing costs ($79 million), partially offset by pricing ($625 million), higher volume ($142 million) and improved product mix. Excluding the impact of litigation settlement charges, PM Inc.'s operating profit for 1997 increased 12.3% over 1996.

      PM Inc.'s shipment volume for 1997 was 235.2 billion units, an increase of 1.9% over 1996 on higher Marlboro volume and increased wholesaler purchases, which PM Inc. believes was partially in anticipation of price increases. Marlboro shipment volume increased 7.8 billion units (5.0%) to 164.0 billion units for a 34.1% share of the total industry, an increase of 1.8 share points over 1996. Domestic tobacco industry volume declined 0.6%; however, PM Inc. estimates that, excluding the effects of increased wholesaler buying mentioned above and one less shipping day in 1997, the industry's volume declined by more than 2% from 1996. While PM Inc. cannot predict future rates of decline, it believes that, over the long term, industry shipments will continue to decline in line with historical trends, subject to the effects of price increases related to tobacco litigation settlements and the proposed Resolution, if implemented, discussed under "Tobacco--Business Environment" above.

      PM Inc.'s 1997 shipment market share was 48.9%, an increase of 1.2 share points over 1996. Based on shipments, the premium segment accounted for approximately 72.5% of the domestic cigarette industry volume in 1997, an increase of 1.0 share point over 1996. This reflects a continued shift to the higher-margin premium segment, which began in the second half of 1993.

      In the premium segment, PM Inc.'s volume increased 3.4%, compared with a 0.8% increase for the industry, resulting in a premium segment share of 57.8%, an increase of 1.5 share points over 1996, reflecting higher Marlboro volume.

      In the discount segment, PM Inc.'s shipments decreased 6.4% to 33.7 billion units in 1997, compared with an industry decline of 4.0%, resulting in a discount segment share of 25.6%, a decrease of 0.6 share points from 1996. Basic shipment volume increased 355 million units to 23.5 billion units, for a 17.8% share of the discount segment, an increase of 1.0 share point over 1996.

      Retail sales data (compiled by the ACNielsen Company) indicate PM Inc. and Marlboro market shares of 51.0% and 35.2%, respectively, during 1997, compared with 49.4% and 33.3%, respectively, in 1996.

      PM Inc. cannot predict future change or rates of change in the relative sizes of the premium and discount segments or in PM Inc.'s shipments, shipment market share or retail market share; however, it believes that implementation of the proposed Resolution discussed above would materially adversely affect PM Inc.'s shipments.

      In January 1998, PM Inc. announced a price increase of $1.25 per thousand cigarettes on its domestic premium and discount brands. This announcement followed similar announcements of price increases of $3.50 per thousand cigarettes in September 1997, $2.50 per thousand cigarettes in March 1997 and $2.00 per thousand cigarettes in the second quarter of 1996. Each $1.00 per thousand increase by PM Inc. equates to a $.02 increase to the wholesale price of each pack of twenty cigarettes.

      In October 1997, PM Inc. announced that it would commence limited consumer preference testing on a new cigarette smoking system. The new cigarette smoking system consists of a cigarette specially designed to be smoked while partially inside an electronic Puff Activated Lighter so that the cigarette burns only when puffed. The limited consumer preference testing is expected to take approximately 12 months to complete.

1997 Compared with 1996

International tobacco. During 1997, tobacco operating revenues of PMI increased $2.2 billion over 1996, including a $1.2 billion increase in excise taxes (primarily reflecting the consolidation of previously unconsolidated and newly acquired subsidiaries). Excluding excise taxes, operating revenues increased $1.0 billion due primarily to price increases ($679 million), favorable volume/mix ($618 million) and the consolidation of previously unconsolidated and newly acquired subsidiaries ($577 million), partially offset by unfavorable currency movements ($961 million). Operating profit for 1997 increased 12.6% over 1996, due primarily to price increases, net of cost increases ($550 million), favorable volume/mix ($371 million) and the consolidation of previously unconsolidated and newly acquired subsidiaries ($114 million), partially offset by unfavorable currency movements ($408 million) and higher marketing, administration and research costs.

      PMI's volume grew 51.3 billion units (7.8%) in 1997 over 1996 to 711.5 billion units, including local brands manufactured by Tabaqueira-Empresa Industrial de Tabacos, S.A., Portugal's leading tobacco company in which PMI acquired a controlling interest in January 1997. Volume advanced in most major markets, including Germany, Italy, the Benelux countries, Spain, Central and Eastern Europe, the Middle East, Turkey, the Asia/Pacific region, Argentina and Mexico. In addition, PMI recorded market share gains in most major markets. In France, industry and PMI volumes were down, and in Brazil and Australia, PMI lost volume and share. However, volume and market share for Marlboro increased in France and Brazil. Overall volume growth was driven by PMI's portfolio of international brands, including Marlboro, which increased 5.5% over 1996, and Bond Street, Parliament, Chesterfield and Virginia Slims, each of which recorded double-digit volume increases.

1996 Compared with 1995

Domestic tobacco. PM Inc.'s 1996 operating revenues increased 8.4% over 1995, due to higher volume ($465 million, including excise taxes), pricing ($414 million) and improved product mix ($90 million). 1996 operating profit increased 12.5% over 1995, due primarily to price increases, net of product cost increases ($362 million), higher volume ($289 million), improved product mix ($75 million) and lower fixed manufacturing costs ($82 million, due primarily to the costs of a product recall in 1995), partially offset by higher marketing, administration and research expense ($342 million).

      PM Inc.'s 1996 shipment volume was 230.8 billion units, an increase of 4.1% over 1995, compared with an industry increase of 0.4%. Industry volume increased due to two extra shipping days in 1996 and distributor buying patterns.

      Based on shipments, the premium and discount segments accounted for 71.5% and 28.5%, respectively, of domestic cigarette industry volume in 1996, versus approximately 70.0% and 30.0%, respectively, in 1995, reflecting a continued shift to the higher-margin premium segment, which began in the second half of 1993.

      PM Inc.'s 1996 shipment market share was 47.7%, an increase of 1.7 share points from 1995. In the premium segment, PM Inc.'s volume increased 6.3%, compared with a 2.7% increase for the industry, resulting in a premium segment share of 56.3%, an increase of 1.9 share points from 1995. Marlboro volume increased 11.3 billion units (7.8%) for a 32.3% share of the total industry, an increase of 2.2 share points from 1995. In the discount segment, PM Inc.'s shipments decreased 6.3%, to 36.0 billion units in 1996 compared with an industry decline of 4.9%, resulting in a discount segment share of 26.2%, a decrease of 0.4 share points from 1995.

      Retail sales data (compiled by the ACNielsen Company) indicate PM Inc. and Marlboro market shares of 49.4% and 33.3%, respectively, in 1996, compared with 47.3% and 30.7%, respectively, in 1995.

      PM Inc. cannot predict future change or rates of change in the relative sizes of the premium and discount segments or in PM Inc.'s shipments, shipment market share or retail market share; however, it believes that implementation of the proposed Resolution discussed above would materially adversely affect PM Inc.'s shipments.

1996 Compared with 1995

International tobacco. PMI's 1996 operating revenues increased 15.7%, due primarily to higher foreign excise taxes ($1.6 billion, including those for previously unconsolidated and newly acquired subsidiaries), favorable volume/mix ($1.1 billion), pricing ($469 million) and the impact of previously unconsolidated and newly acquired subsidiaries ($390 million), partially offset by unfavorable currency movements ($287 million). Operating profit increased 18.1%, due primarily to favorable volume/mix ($506 million) and price increases, net of cost increases ($297 million) and the impact of previously unconsolidated and newly acquired subsidiaries ($22 million), partially offset by unfavorable currency movements ($128 million) and higher marketing, administration and research costs.

      PMI's volume grew 67.1 billion units (11.3%) in 1996 over 1995 to 660.2 billion units, including local brands manufactured by Zaklady Przemyslu Tytoniowego w Krakowie S.A., a Polish cigarette manufacturer in which PMI acquired a controlling interest in February 1996. Excluding this acquisition, PMI's overall volume grew 8.4%.

      Volume advanced in most major markets, including Germany, Italy, the Netherlands, Belgium, Spain, Central and Eastern Europe, Turkey, the Middle East, Japan, Korea, Singapore, the Philippines and Argentina. In Australia, PMI's volume was lower, following the unusually high levels reached during the 1995 price war. Volume and share declined in Mexico, due to economic conditions and retail price increases. In Brazil, PMI lost volume and share due to intense competition. PMI's market shares rose in most major markets.

Food

Business Environment

Kraft Foods, Inc. ("Kraft"), the largest processor and marketer of retail packaged food in the United States, and its subsidiary Kraft Foods International, Inc. ("KFI"), which markets coffee, confectionery and grocery products in Europe and the Asia/Pacific region, are subject to fluctuating commodity costs and competitive challenges in various product categories and markets. Certain subsidiaries and affiliates of PMI that manufacture and sell food products in Latin America are also subject to competitive challenges in various product categories and markets. In addition, the results of KFI, as well as PMI's food operations in Latin America, are subject to the impact of currency fluctuations.

      Kraft, KFI and PMI continue to take steps to build the value of premium brands with new product and marketing initiatives, to reduce costs and to improve their food business portfolios.

      During 1997, PMI sold its Brazilian ice cream businesses, Kraft sold North American maple-flavored syrup businesses and KFI sold a Scandinavian sugar confectionery business. During 1996, Kraft sold its bagel business and KFI sold margarine businesses in the U.K. and Italy. During 1995, Kraft sold its North American bakery, margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. Kraft and KFI have also sold several smaller non-strategic businesses in 1997, 1996 and 1995.

      In the fourth quarter of 1997, KFI and the food operations of PMI recorded realignment charges related primarily to the downsizing or closure of manufacturing and other facilities, as well as the discontinuance of certain low-margin product lines. Included in the charges were provisions for incremental postemployment benefits, primarily related to severance.

      Kraft acquired the Taco Bell grocery and Del Monte shelf-stable pudding businesses during 1996 and 1995, respectively. In Latin America, PMI acquired nearly all of the remaining voting shares of Industrias de Chocolate Lacta S.A. ("Lacta"), a Brazilian confectionery company, in the second quarter of 1996.

      The North American and international food businesses are affected by fluctuating commodity costs, particularly coffee bean, cocoa and dairy prices. Increases in commodity costs can influence consumer and trade buying patterns, and affect retail price volatility, leading to price competition in some markets. Coffee bean prices reached a twenty-year high in May 1997 after price volatility in 1995 and lower prices in 1996. Higher coffee bean prices led to price increases by Kraft, KFI and their competitors. Coffee volume declined in 1997 from 1996 as customers reacted to these commodity-driven price increases. Kraft and KFI estimate that softness in coffee consumption may continue in 1998, as long as higher than average coffee bean prices persist. KFI was affected by higher sterling-denominated cocoa costs, which lowered profit margins on confectionery products. Kraft was affected by record high cheese commodity costs in the third quarter of 1996, as well as other higher dairy commodity costs, arising from low U.S. milk production. Cheese and dairy commodity costs have since moderated and remained stable.

      Kraft's cereal business continues to be affected by intense price competition, particularly from value brands. In the second quarter of 1996, Kraft implemented a price rollback and simplified couponing of its cereal products. Several competitors followed with similar pricing strategies. The reduction of cereal prices in 1996 lowered operating revenues and operating profit in 1996 and the first quarter of 1997 in relation to prior period results.

Operating Results

                                 Operating Revenues          Operating Profit

(in millions)                1997       1996       1995    1997    1996    1995
================================================================================
North American food      $ 16,838   $ 16,447   $ 17,891  $2,873  $2,628  $2,542
International food         10,852     11,503     11,183   1,326   1,303   1,218
Amortization of
      goodwill                                             (552)   (569)   (572)
--------------------------------------------------------------------------------
Total                    $ 27,690   $ 27,950   $ 29,074  $3,647  $3,362  $3,188
================================================================================

1997 Compared with 1996

North American food. During 1997, operating revenues increased 2.4% over 1996, due to volume increases in ongoing operations ($576 million), pricing ($275 million, primarily due to commodity-driven cost increases) and the impact of acquisitions ($93 million), partially offset by the impact of divestitures ($372 million), unfavorable product mix ($155 million) and unfavorable currency movements ($26 million). Operating profit for 1997 increased 9.3% over 1996, due primarily to price increases and net cost decreases (aggregating $377 million, aided by productivity-driven cost savings and lower cheese commodity costs) and volume increases in ongoing operations ($335 million), partially offset by unfavorable product mix ($97 million), the impact of divestitures ($61 million), and higher marketing, administration and research costs ($304 million, due primarily to higher marketing expense, which included additional marketing activities for new products). Included in marketing, administration and research costs was a gain of $159 million on the sale of maple-flavored syrup businesses, as well as charges of $64 million related to the discontinuation of several small operations, year 2000 systems conversion costs of $38 million and the above mentioned additional marketing expense for new product initiatives.

      Excluding operating results of the divested North American food businesses discussed above, ongoing operating revenues and ongoing operating profit increased 4.8% and 12.0%, respectively, in 1997 over 1996.

      Strong ongoing volume gains were driven by frozen pizza, resulting from geographic expansion and new products that have increased United States frozen pizza volume; beverages, from the strength of ready-to-drink products; meals, due to the acquisition and subsequent growth of Taco Bell grocery products as well as strength in macaroni and cheese dinners; cereals, aided by new product introductions; and desserts and snacks, due to new product introductions and strength in refrigerated ready-to-eat desserts, shelf-stable puddings and dry packaged desserts. Cheese volume also increased, benefiting from lower prices due to lower commodity costs, new products and marketing initiatives. Volume gains were also realized in processed meats, driven by continued growth of lunch combinations (including new product introductions) and growth in hot dogs and cold cuts. Coffee volume in 1997 declined from 1996 as customers reacted to commodity-driven price increases. Volume for pourable salad dressings increased despite intense competition. In Canada, volume decreased due to a planned exit of lower-margin foodservice product lines; however, retail volume increased.

1997 Compared with 1996

International food. Operating revenues for 1997 decreased 5.7% from 1996, due to unfavorable currency movements ($955 million), lower volume/mix ($70 million) and the impact of divestitures ($295 million), partially offset by pricing, ($397 million) and the impact of newly acquired and previously unconsolidated subsidiaries ($272 million). Operating profit for 1997 increased 1.8% over 1996, due primarily to lower marketing, administration and research costs ($52 million), the impact of newly acquired and previously unconsolidated subsidiaries ($41 million) and the gain on the sale of PMI's Brazilian ice cream businesses ($774 million), partially offset by unfavorable currency movements ($62 million), cost increases, net of price increases (aggregating $59 million, primarily related to higher coffee and cocoa costs), the impact of divestitures ($108 million) and charges recorded during 1997 for the realignment of international food operations ($630 million). Marketing, administration and research costs include a $774 million gain on the divestiture of the Brazilian ice cream businesses and charges totaling $630 million for the previously discussed realignment of international food operations and related incremental postemployment costs.

      Excluding the operating results of the divested international food businesses, the gain on the sale of the Brazilian ice cream businesses and the charges for realignment of international food operations, discussed above, underlying operating revenues decreased 3.3% and underlying operating profit decreased 1.1% in 1997 from 1996.

      KFI's coffee volume decreased during 1997, reflecting customers' reactions to commodity-driven price increases. KFI's confectionery volume, excluding the impact of divestitures, increased slightly due to volume increases in the Ukraine and the former Yugoslavia, partially offset by lower Scandinavian volume, due to an exceptionally warm summer, and lower volume in Romania and Bulgaria, reflecting poor economic environments. KFI's cheese and grocery volumes, excluding the impact of divestitures, increased due primarily to gains in KFI's Asia/Pacific region, principally China, the Philippines and Australia. PMI's food volume in Latin America for 1997 increased over 1996, due primarily to the acquisition of Lacta and higher beverage volume.

1996 Compared with 1995

North American food. During 1996, operating revenues decreased 8.1% from 1995, due primarily to the impact of divestitures ($2.0 billion), product mix ($95 million) and pricing ($82 million), partially offset by volume increases in ongoing operations ($662 million), the impact of acquisitions ($63 million) and favorable currency movements ($39 million). Operating profit increased 3.4% over 1995 due primarily to volume increases in ongoing operations ($405 million) and lower marketing, administration and research costs ($46 million), partially offset by net price reductions and net cost increases ($158 million), the impact of divestitures ($116 million), and product mix ($101 million). Kraft had net gains from sales of businesses of $250 million in 1996. Kraft initiated cost-saving actions in 1996 and provided $250 million for the downsizing and closure of facilities. The effect of pricing on 1996 operating revenues was due primarily to price reductions in coffee and cereals, partially offset by price increases in cheese. The effect of net price reductions on 1996 operating profit was due primarily to price reductions in cereals. The effect of net cost increases on 1996 operating profit was due primarily to higher cheese commodity costs.

      Excluding operating results of the divested businesses discussed above, 1996 North American food ongoing operating revenues and ongoing operating profit increased 3.8% and 8.5%, respectively, over 1995.

      Significant volume gains were achieved in beverages, on the strength of ready-to-drink and powdered products, and in frozen pizza, helped by new product introductions and geographic market expansion. Volume also increased in desserts, due to strength in packaged and refrigerated products, as well as the acquisition of a shelf-stable pudding product line in the fourth quarter of 1995; coffee, aided by sales of premium-priced line extensions; processed meats, with growth in lunch combinations, driven by product introductions, and cold cuts; and meals, due to strength in dinners and stuffing. Volume increased in cereals in 1996, due primarily to product introductions and the implementation of price reductions and simplified couponing in the second quarter of 1996. Despite lower consumption in the process cheese category as prices rose, total cheese volume grew slightly due to new product introductions.

1996 Compared with 1995

International food. Operating revenues for 1996 increased 2.9% over 1995, due primarily to higher volume ($44 million), the consolidation of previously unconsolidated operations ($612 million) and the impact of acquisitions ($105 million), partially offset by pricing ($255 million, primarily coffee), the impact of divestitures ($137 million) and unfavorable currency movements ($49 million). Operating profit during 1996 increased 7.0% over 1995, reflecting higher volume ($23 million), cost decreases, net of price reductions ($81 million), the consolidation of previously unconsolidated operations ($66 million) and favorable currency movements ($7 million), partially offset by higher marketing, administration and research costs ($101 million, primarily higher marketing costs) and the impact of divestitures ($7 million). KFI had net gains of $70 million from sales of businesses in 1996 as discussed previously. Steps were taken during 1996 to lower KFI's overhead costs and strengthen the marketing of KFI brands in the price competitive environments of Europe. KFI provided $70 million for cost-saving actions that included increased severance for workforce reductions.

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

Beer

1997 Compared with 1996

Operating revenues of the Miller Brewing Company ("Miller") for 1997 decreased $126 million (2.9%) from 1996, due to unfavorable price/mix ($114 million) and lower volume ($12 million). Operating profit for 1997 increased $19 million (4.3%) over 1996, due primarily to lower marketing, administration and research costs ($67 million) and lower manufacturing costs ($25 million), partially offset by unfavorable price/mix ($71 million) and lower volume ($5 million). Included in marketing, administration and research costs is a $12 million gain on the sale of Miller's 20% equity interest in Molson Breweries of Canada ("Molson Canada"), a Canadian beer operation, and a 49% interest in Molson USA, LLC, a beer import operation. Operating revenues, manufacturing costs and marketing, administration and research costs in 1997 were impacted by actions taken by Miller in 1996 to restore growth, streamline its organization and reduce future costs.

      Miller's total shipment volume (which excludes international shipments of Miller products by other brewers under license and contract brewing arrangements) of 43.7 million barrels for 1997 decreased 0.3% from 1996, reflecting lower export shipments of premium-priced brands, partially offset by increased domestic shipments. Miller's estimated market share of the U.S. malt beverage industry (based on shipments) was 21.8%, the same as in the prior year. Wholesalers' sales to retailers in 1997 increased slightly from 1996, reflecting higher sales of Miller Lite, as Miller's new advertising and promotional campaigns renewed focus on major brands. Domestic shipments rose 0.8%, while export shipments decreased in 1997, reflecting a shift toward international licensing and contract brewing arrangements. International sales of Miller products under such arrangements more than offset the 1997 decrease in export shipments.

1996 Compared with 1995

Operating revenues of Miller for 1996 increased $23 million (0.5%) from 1995, due to price/mix improvements ($136 million) and the impact of acquisitions ($7 million), partially offset by lower volume ($119 million). Operating profit decreased $7 million (1.6%) from 1995, due to lower volume ($49 million) and unfavorable fixed manufacturing costs ($18 million), partially offset by price/mix improvements, net of higher material costs ($25 million) and lower marketing, administration and research costs ($36 million, primarily marketing). During 1996, Miller recorded its share of a restructuring charge at then 20%-owned Molson Canada and realized the benefit of lower than anticipated costs for integrating Molson USA's operations. Also, in 1996, Miller took several actions to restore growth, streamline its organization and reduce future costs. These included a workforce reduction, the costs of which were charged against the existing postemployment liability. The impact of these items was not material to Miller's operating profit for 1996.

      Miller's 1996 total shipment volume of 43.8 million barrels decreased 2.7% from 1995. Despite higher shipments of Miller Lite in 1996, shipments of premium-priced brands decreased, as did shipments of budget-priced brands. Lower volume was due to softness in most of Miller's brands and intense competition. Miller's market share of the U.S. malt industry (based on shipments) was 21.8%, down 0.8 share points from 1995. Despite lower overall volume, Miller's premium shipments increased to 82.5% from 81.8% of Miller's total shipments.

Financial Services and Real Estate

During 1997, Philip Morris Capital Corp. ("PMCC") sold its real estate subsidiary, Mission Viejo Company, for a pretax gain of $103 million. Operating revenues and operating profit from PMCC's financial services business increased in 1997 and 1996 over the prior years due to the continued growth of its leasing and structured finance portfolio.

Financial Review

Net Cash Provided by Operating Activities

During 1997, net cash provided by operating activities was $8.3 billion compared with $7.6 billion in 1996. The increase was due primarily to the increase in net earnings excluding the litigation settlement charges. Unpaid tobacco litigation settlement accruals increased other working capital. During 1996, cash provided by operating activities was $947 million higher than in 1995 due primarily to higher net earnings.

Net Cash Used in Investing Activities

During 1997, net cash used in investing activities was $619 million, compared with $2.1 billion used during 1996. The change was due primarily to higher cash provided by divestitures of $2.2 billion in 1997 compared with $612 million in 1996, partially offset by slight increases in cash used for capital expenditures and acquisitions. During 1997, $2.2 billion was provided by the sales of PMI's Brazilian ice cream businesses, Mission Viejo Company's real estate operations and several other food and beer businesses. During 1997, PMI acquired a controlling interest in a Portuguese tobacco company and increased its ownership interest in a Mexican cigarette business. During 1996, PMI acquired a controlling interest in a Polish tobacco company and nearly all of the remaining voting shares of a Brazilian confectionery company in 1996.

      During 1996, net cash used in investing activities was $2.1 billion, compared with $109 million during 1995. The change was due primarily to cash used in 1996 for acquisitions, discussed above, compared with cash received in 1995 from the sales of food businesses. During 1995, Kraft sold its North American bakery, margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold in 1995. Total proceeds from the sales of these businesses were $2.1 billion. In 1996, the Company sold several domestic and international food businesses, including the North American bagel business, for proceeds of $612 million.

      Capital expenditures for 1997 increased 5.2%, to $1.9 billion, of which 50% related to tobacco operations and 39% related to food operations, primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures are expected to be approximately the same amount in 1998. Estimated future capital expenditures are subject to the availability of funding if the legislation implementing the proposed Resolution or its substantial equivalent is enacted.

Net Cash Used in Financing Activities

During 1997, the Company's net cash used in financing activities decreased to $5.5 billion, compared to $6.4 billion used in 1996, due primarily to lower stock repurchases, partially offset by higher dividends paid and an increase in net repayments of short-term borrowings and long-term debt.

      During 1996, the Company's net cash used in financing activities increased to $6.4 billion, from $5.6 billion in 1995, due primarily to increases in stock repurchases and dividends paid, partially offset by lower net repayments of short-term borrowings and long-term debt.

Debt

The Company's total debt (consumer products and financial services) was $14.1 billion, $15.2 billion and $15.8 billion at December 31, 1997, 1996 and 1995, respectively. Total consumer products debt was $13.3 billion, $13.9 billion and $14.4 billion at December 31, 1997, 1996 and 1995, respectively. At December 31, 1997 and December 31, 1996, the Company's ratio of consumer products debt to total equity was 0.89 and 0.98, respectively. The ratio of total debt to total equity was 0.95 and 1.07 at December 31, 1997 and December 31, 1996, respectively.

      As discussed above in "Tobacco--Business Environment," PM Inc. estimates that the proposed Resolution in its current form would result in an initial payment by PM Inc. of approximately $6.6 billion upon enactment (to be adjusted downward for initial payments made to Mississippi, Florida and Texas pursuant to settlements of health care cost recovery actions). The Company anticipates that the payment would be funded from a combination of available cash, commercial paper issuances, bank borrowings and long-term debt issuances in global markets. The Company further anticipates that the payment will result in significant increases in its consumer products debt to total equity ratio, total debt to total equity ratio and total debt outstanding.

      Fixed rate debt constituted approximately 98% and 86% of total consumer products debt at December 31, 1997 and 1996, respectively. The increase reflects the Company's use of cash to repay commercial paper borrowings in 1997. The average interest rate on total consumer products debt, including the impact of currency swap agreements discussed below, was approximately 7.6% and 7.5% at December 31, 1997 and 1996, respectively.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $12.0 billion at December 31, 1997. Approximately $11.8 billion of these facilities were unused at December 31, 1997. These include revolving bank credit agreements totaling $10.0 billion. These facilities may be used to support any commercial paper borrowings by the Company and are available for acquisitions and other corporate purposes. An agreement for $2.0 billion expires in October 1998. An agreement for $8.0 billion expires in 2002, enabling the Company to refinance short-term debt on a long-term basis. Based upon the Company's intent and ability to refinance such debt, consumer products short-term borrowings of $37 million and $1.4 billion were reclassified as long-term debt at December 31, 1997 and 1996, respectively. The Company expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

      The Company operates internationally, with manufacturing and sales facilities in various locations around the world. The Company continually evaluates its foreign currency net asset exposure (primarily the Swiss franc, German mark, Netherlands guilder, Swedish krona and Canadian dollar) based on current market conditions and business strategies, and it acts to manage such exposure, when deemed prudent, through various hedging transactions. The Company has entered into currency and related interest rate swap agreements to manage exposure to currency movements. The U.S. dollar value of aggregate notional principal amounts for these agreements outstanding was equivalent to $1.4 billion and $2.2 billion at December 31, 1997 and 1996, respectively. Of these amounts, $736 million and $1.5 billion related to consumer products debt at December 31, 1997 and 1996, respectively.

      The Company enters into forward exchange and option contracts, for purposes other than trading, to reduce the effects of fluctuating foreign currency on foreign currency denominated current assets, liabilities, commitments and short-term intercompany transactions. At December 31, 1997 and 1996, the Company had entered into contracts with maturities of less than one year and U.S. dollar equivalents of $2.5 billion (including $1.1 billion in option contracts) and $1.7 billion, respectively.

      Use of the above-mentioned derivative financial instruments has not had a material impact on the Company's financial position at December 31, 1997 and 1996 or the Company's results of operations for the years ended December 31, 1997, 1996 and 1995.

      The Company enters into commodity futures and forward contracts to procure raw materials, primarily coffee, cocoa, sugar, wheat and corn. Commodity futures and options are also used to hedge the price of certain commodities, primarily coffee and cocoa. At December 31, 1997 and 1996, the Company had net long commodity positions of $266 million and $197 million, respectively. Unrealized losses on net commodity positions were immaterial at December 31, 1997 and 1996.

      The Company's credit ratings by Moody's at December 31, 1997 and 1996 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's ("S&P") at December 31, 1997 and 1996 were "A-1" in the commercial paper market and "A" for long-term debt obligations. In April 1997, S&P placed the debt ratings of the Company on its CreditWatch list with the intent of monitoring tobacco litigation developments.

Equity and Dividends

On February 26, 1997, the Company's Board of Directors declared a three-for-one split of the Company's common stock, effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997. All share and per share data have been restated to reflect this stock split for all periods presented.

      During 1997, the Company repurchased 18.2 million shares of its common stock at an aggregate cost of $743 million. Of these purchases, 16.9 million shares ($692 million) were made pursuant to the Company's repurchase program, announced in 1994, to purchase up to $6.0 billion of its common stock in the open market, and the remainder were made under an $8.0 billion share repurchase program approved by the Board of Directors in the first quarter of 1997. These 1997 repurchases, net of 12.3 million shares issued under the Company's stock award plans during 1997, resulted in lower weighted average shares outstanding for 1997 as compared to 1996.

      Dividends paid in 1997 were 12.2% higher than in 1996, reflecting a higher dividend rate in 1997, partially offset by fewer shares outstanding. The Board of Directors increased the Company's quarterly dividend rate to $0.40 per share in the third quarter of 1996, resulting in an annualized dividend rate of $1.60 per share.

      As discussed above in the last paragraph of "Tobacco--Business Environment--Proposed Resolution of Certain Regulatory and Litigation Issues," the Company may reevaluate its share repurchase and dividend policies.

      During 1997, currency translation adjustments reduced equity by $1.3 billion due to the strengthening of the U.S. dollar versus European currencies, primarily the Swiss franc, German mark, Netherlands guilder and Swedish krona.

      Return on average stockholders' equity decreased to 43.3% in 1997 from 44.7% in 1996. The decrease from 1996 primarily reflects higher average stockholders' equity and the effect of litigation settlements in 1997.

Cash and Cash Equivalents

Cash and cash equivalents increased to $2.3 billion at December 31, 1997 from $240 million at December 31, 1996. The increase primarily reflects cash provided by divestitures and lower repurchases of common stock, partially offset by tobacco litigation settlement payments and higher dividend payments.

Market Risk

The Company is exposed to the impact of changes in interest rates, foreign exchange rates and commodity prices. In the normal course of business, the Company manages such exposures through the use of a variety of financial and derivative financial instruments when deemed prudent. The Company's objective in managing these exposures is to reduce fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and commodity prices.

      The Company manages its exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio.

      The Company enters into various contracts, which change in value as foreign exchange rates change, to preserve the carrying value of foreign currency assets, liabilities, commitments and anticipated foreign currency transactions. The Company uses foreign currency option contracts to hedge certain anticipated foreign currency revenues and raw materials purchases. The Company also enters into short-term currency forward contracts, primarily to hedge intercompany transactions denominated in foreign currencies and commodity purchases. In addition, the Company seeks to protect the carrying value of certain of its net investments in foreign subsidiaries generally through the use of foreign currency-denominated debt or currency swap agreements.

      Raw materials used by the Company's food businesses are exposed to the impact of changing commodity prices. Accordingly, the Company enters into commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases of certain commodities, primarily coffee, cocoa, sugar, wheat and corn.

      It is the Company's policy and practice to use foreign currency and commodity derivative financial instruments only to the extent necessary to manage exposures as stated above. The Company does not enter into foreign currency or commodity derivative transactions for speculative purposes.

Value at Risk

The Company uses a value at risk ("VAR") computation to estimate the maximum potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the maximum one-day loss in pretax earnings of its foreign currency and commodity price-sensitive derivative financial instruments. The VAR computation includes the Company's debt; short-term investments; foreign currency forwards, swaps and options; and commodity futures, forwards and options. Anticipated transactions, foreign currency payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation. Since the Company uses currency rate-sensitive and commodity price-sensitive instruments to hedge a certain portion of its existing and anticipated transactions, the Company expects that any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions.

      The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. The Company used a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 1997 and over each of the four preceding quarters for the calculation of average VAR amounts during the year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity and were valued accordingly in the VAR computation.

      The estimated maximum potential one-day loss in fair value of the Company's interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated maximum potential one-day loss in pretax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the previously discussed VAR model, follow:

                                    Earnings Impact        Fair Value Impact
                                   -----------------       -----------------
                                      At      1997            At      1997
(in millions)                      12/31/97  Average       12/31/97  Average
================================================================================
Instruments sensitive to:
      Interest rates                                         $37      $40
      Foreign currency rates          $5       $7
      Commodity prices                $7       $8
================================================================================

      The VAR computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest rates, foreign currency rates and commodity prices under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by the Company, nor does it consider the effect of favorable changes in market rates. The Company cannot predict actual future movements in such market rates and does not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on its future results of operations or financial position.

Contingencies

See Note 15 to the Consolidated Financial Statements for a discussion of contingencies.

Forward-Looking and Cautionary Statements

The Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company; any such statement is qualified by reference to the following cautionary statements.

      The tobacco industry continues to be subject to health concerns relating to the use of tobacco products and exposure to ETS, legislation, including tax increases, governmental regulation, privately imposed smoking restrictions, governmental and grand jury investigations, litigation, and the effects of price increases related to tobacco litigation settlements and, if implemented, of the proposed Resolution discussed above. Each of the Company's operating subsidiaries is subject to intense competition, changes in consumer preferences, the effects of changing prices for its raw materials and local economic conditions. The performance of each of PMI and KFI is affected by foreign economies and currency movements. Developments in any of these areas, which are more fully described above and which descriptions are incorporated into this section by reference, could cause the Company's results to differ materially from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Selected Financial Data--Eleven-Year Review (in millions of dollars, except per share data)

                                                            1997           1996           1995           1994          1993
=============================================================================================================================
Summary of Operations:
Operating revenues                                   $    72,055    $    69,204    $    66,071    $    65,125   $    60,901
United States export sales                                 6,705          6,476          5,920          4,942         4,105
Cost of sales                                             26,689         26,560         26,685         28,351        26,771
Federal excise taxes on products                           3,596          3,544          3,446          3,431         3,081
Foreign excise taxes on products                          12,345         11,107          9,486          7,918         7,199
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                          11,663         11,769         10,526          9,449         7,587
Interest and other debt expense, net                       1,052          1,086          1,179          1,233         1,391
Earnings before income taxes and cumulative effect
  of accounting changes                                   10,611         10,683          9,347          8,216         6,196
Pretax profit margin                                        14.7%          15.4%          14.1%          12.6%         10.2%
Provision for income taxes                                 4,301          4,380          3,869          3,491         2,628
-----------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes    6,310          6,303          5,478          4,725         3,568
Cumulative effect of accounting changes                                                    (28)                        (477)
Net earnings                                               6,310          6,303          5,450          4,725         3,091
Basic EPS before cumulative effect
  of accounting changes                                     2.61           2.57           2.18           1.82          1.35
Per share cumulative effect of accounting changes                                        (0.01)                       (0.18)
-----------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                   2.61           2.57           2.17           1.82          1.17
Diluted EPS before cumulative effect
  of accounting changes                                     2.58           2.54           2.16           1.81          1.35
Per share cumulative effect of accounting changes                                        (0.01)                       (0.18)
Diluted EPS                                                 2.58           2.54           2.15           1.81          1.17
Dividends declared per share                                1.60           1.47           1.22           1.01          0.87
Weighted average shares (millions)--Basic                  2,420          2,456          2,517          2,597         2,633
Weighted average shares (millions)--Diluted                2,442          2,482          2,538          2,610         2,645
-----------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                       1,874          1,782          1,621          1,726         1,592
Depreciation                                               1,045          1,038          1,023          1,025         1,042
Property, plant and equipment, net (consumer products)    11,621         11,751         11,116         11,171        10,463
Inventories (consumer products)                            9,039          9,002          7,862          7,897         7,358
Total assets                                              55,947         54,871         53,811         52,649        51,205
Total long-term debt                                      12,430         12,961         13,107         14,975        15,221
Total debt--consumer products                             13,258         13,933         14,372         14,978        16,364
          --financial services and real estate               845          1,307          1,454          1,494         1,792
-----------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                3,382          3,336          2,827          2,496         2,168
Stockholders' equity                                      14,920         14,218         13,985         12,786        11,627
Common dividends declared as a % of Basic EPS               61.3%          57.2%          56.2%          55.5%         74.4%
Common dividends declared as a % of Diluted EPS             62.0%          57.9%          56.7%          55.8%         74.4%
Book value per common share outstanding                     6.15           5.85           5.61           5.00          4.42
Market price per common share--high/low              48.13-36.00    39.67-28.54    31.46-18.58    21.50-15.75   25.88-15.00
-----------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year end                  45.25          37.67          30.08          19.17         18.54
Price/earnings ratio at year end--Basic                       17             15             14             11            16
Price/earnings ratio at year end--Diluted                     18             15             14             11            16
Number of common shares outstanding at
  year end (millions)                                      2,425          2,430          2,493          2,559         2,631
Number of employees                                      152,000        154,000        151,000        165,000       173,000
=============================================================================================================================

                                                            1992          1991          1990          1989
===========================================================================================================
Summary of Operations:
Operating revenues                                   $    59,131   $    56,458   $    51,169   $    44,080
United States export sales                                 3,797         3,061         2,928         2,288
Cost of sales                                             26,082        25,612        24,430        21,868
Federal excise taxes on products                           2,879         2,978         2,159         2,140
Foreign excise taxes on products                           6,157         5,416         4,687         3,608
-----------------------------------------------------------------------------------------------------------
Operating income                                          10,059         8,622         7,946         6,789
Interest and other debt expense, net                       1,451         1,651         1,635         1,731
Earnings before income taxes and cumulative effect
  of accounting changes                                    8,608         6,971         6,311         5,058
Pretax profit margin                                        14.6%         12.3%         12.3%         11.5%
Provision for income taxes                                 3,669         3,044         2,771         2,112
-----------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes    4,939         3,927         3,540         2,946
Cumulative effect of accounting changes                                   (921)
Net earnings                                               4,939         3,006         3,540         2,946
Basic EPS before cumulative effect
  of accounting changes                                     1.82          1.41          1.28          1.06
Per share cumulative effect of accounting changes                        (0.33)
-----------------------------------------------------------------------------------------------------------
Basic EPS                                                   1.82          1.08          1.28          1.06
Diluted EPS before cumulative effect
  of accounting changes                                     1.80          1.40          1.27          1.05
Per share cumulative effect of accounting changes                        (0.33)
Diluted EPS                                                 1.80          1.07          1.27          1.05
Dividends declared per share                                0.78          0.64          0.52          0.42
Weighted average shares (millions)--Basic                  2,717         2,773         2,774         2,778
Weighted average shares (millions)--Diluted                2,741         2,798         2,792         2,797
-----------------------------------------------------------------------------------------------------------
Capital expenditures                                       1,573         1,562         1,355         1,246
Depreciation                                                 963           938           876           755
Property, plant and equipment, net (consumer products)    10,530         9,946         9,604         8,457
Inventories (consumer products)                            7,785         7,445         7,153         5,751
Total assets                                              50,014        47,384        46,569        38,528
Total long-term debt                                      14,583        14,213        16,121        14,551
Total debt--consumer products                             16,269        15,289        17,182        14,887
          --financial services and real estate             1,934         1,611         1,560         1,538
-----------------------------------------------------------------------------------------------------------
Total deferred income taxes                                2,248         1,803         2,083         1,732
Stockholders' equity                                      12,563        12,512        11,947         9,571
Common dividends declared as a % of Basic EPS               42.9%         59.3%         40.6%         39.6%
Common dividends declared as a % of Diluted EPS             43.3%         59.8%         40.9%         40.0%
Book value per common share outstanding                     4.69          4.53          4.30          3.43
Market price per common share--high/low              28.88-23.17   27.25-16.08   17.33-12.00    15.17-8.33
-----------------------------------------------------------------------------------------------------------
Closing price of common share at year end                  25.71         26.75         17.25         13.88
Price/earnings ratio at year end--Basic                       14            25            13            13
Price/earnings ratio at year end--Diluted                     14            25            14            13
Number of common shares outstanding at
  year end (millions)                                      2,679         2,760         2,778         2,787
Number of employees                                      161,000       166,000       168,000       157,000
===========================================================================================================

                                                            1988          1987
================================================================================
Summary of Operations:
Operating revenues                                   $    31,273   $    27,650
United States export sales                                 1,863         1,592
Cost of sales                                             13,565        12,183
Federal excise taxes on products                           2,127         2,085
Foreign excise taxes on products                           3,755         3,331
--------------------------------------------------------------------------------
Operating income                                           4,397         3,990
Interest and other debt expense, net                         670           646
Earnings before income taxes and cumulative effect
  of accounting changes                                    3,727         3,344
Pretax profit margin                                        11.9%         12.1%
Provision for income taxes                                 1,663         1,502
--------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes    2,064         1,842
Cumulative effect of accounting changes                      273
Net earnings                                               2,337         1,842
Basic EPS before cumulative effect
  of accounting changes                                     0.74          0.65
Per share cumulative effect of accounting changes           0.10
--------------------------------------------------------------------------------
Basic EPS                                                   0.84          0.65
Diluted EPS before cumulative effect
  of accounting changes                                     0.73          0.64
Per share cumulative effect of accounting changes           0.10
Diluted EPS                                                 0.83          0.64
Dividends declared per share                                0.34          0.26
Weighted average shares (millions)--Basic                  2,796         2,854
Weighted average shares (millions)--Diluted                2,805         2,868
--------------------------------------------------------------------------------
Capital expenditures                                       1,024           718
Depreciation                                                 608           564
Property, plant and equipment, net (consumer products)     8,648         6,582
Inventories (consumer products)                            5,384         4,154
Total assets                                              36,960        21,437
Total long-term debt                                      16,812         5,983
Total debt--consumer products                             16,442         6,355
          --financial services and real estate             1,504         1,378
--------------------------------------------------------------------------------
Total deferred income taxes                                1,559         2,044
Stockholders' equity                                       7,679         6,823
Common dividends declared as a % of Basic EPS               40.5%         40.0%
Common dividends declared as a % of Diluted EPS             41.0%         40.6%
Book value per common share outstanding                     2.77          2.40
Market price per common share--high/low                8.50-6.71    10.38-6.04
--------------------------------------------------------------------------------
Closing price of common share at year end                   8.50          7.13
Price/earnings ratio at year end--Basic                       10            11
Price/earnings ratio at year end--Diluted                     10            11
Number of common shares outstanding at
  year end (millions)                                      2,772         2,841
Number of employees                                      155,000       113,000
================================================================================

During 1997, the Company's Board of Directors declared a three-for-one split of the Company's common stock. In addition, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." All prior year share and per share data have been restated to reflect the impact of the stock split and adoption of SFAS No. 128.

See notes to the consolidated financial statements regarding acquisitions and divestitures in 1997, 1996 and 1995; the adoption of SFAS No. 116 and SFAS No. 106 for non-U.S. benefit plans in 1993; the international food realignment in 1997; and tobacco litigation settlement charges in 1997.


                                    36 & 37

Consolidated Balance Sheets (in millions of dollars, except per share data)


at December 31,                                                    1997     1996
================================================================================

Assets
Consumer products
   Cash and cash equivalents                                    $ 2,282  $   240
   Receivables, net                                               4,294    4,466
   Inventories:
      Leaf tobacco                                                4,348    4,143
      Other raw materials                                         1,689    1,854
      Finished product                                            3,002    3,005
--------------------------------------------------------------------------------
                                                                  9,039    9,002
   Other current assets                                           1,825    1,482
--------------------------------------------------------------------------------
         Total current assets                                    17,440   15,190

   Property, plant and equipment, at cost:
      Land and land improvements                                    666      664
      Buildings and building equipment                            5,114    5,168
      Machinery and equipment                                    12,667   12,481
      Construction in progress                                    1,555    1,659
--------------------------------------------------------------------------------
                                                                 20,002   19,972
      Less accumulated depreciation                               8,381    8,221
--------------------------------------------------------------------------------
                                                                 11,621   11,751

   Goodwill and other intangible assets
      (less accumulated amortization of $4,814 and $4,391)       17,789   18,998
   Other assets                                                   3,211    3,015
--------------------------------------------------------------------------------
         Total consumer products assets                          50,061   48,954

Financial services and real estate
   Finance assets, net                                            5,712    5,345
   Other assets                                                     174      572
--------------------------------------------------------------------------------
         Total financial services and real estate assets          5,886    5,917
--------------------------------------------------------------------------------
               Total Assets                                     $55,947  $54,871
================================================================================

See notes to consolidated financial statements.

                                                                                   1997      1996
=================================================================================================
Liabilities
Consumer products
   Short-term borrowings                                                       $    157   $   260
   Current portion of long-term debt                                              1,516     1,846
   Accounts payable                                                               3,318     3,409
   Accrued liabilities:
      Marketing                                                                   2,149     2,106
      Taxes, except income taxes                                                  1,234     1,331
      Employment costs                                                            1,083       942
      Other                                                                       3,780     2,726
   Income taxes                                                                     862     1,269
   Dividends payable                                                                972       978
-------------------------------------------------------------------------------------------------
         Total current liabilities                                               15,071    14,867

   Long-term debt                                                                11,585    11,827
   Deferred income taxes                                                            889       731
   Accrued postretirement health care costs                                       2,432     2,372
   Other liabilities                                                              6,218     5,773
-------------------------------------------------------------------------------------------------
         Total consumer products liabilities                                     36,195    35,570

Financial services and real estate
   Short-term borrowings                                                                      173
   Long-term debt                                                                   845     1,134
   Deferred income taxes                                                          3,877     3,636
   Other liabilities                                                                110       140
-------------------------------------------------------------------------------------------------
         Total financial services and real estate liabilities                     4,832     5,083
-------------------------------------------------------------------------------------------------
         Total liabilities                                                       41,027    40,653

Contingencies (Note 15)

Stockholders' Equity
   Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)        935       935
   Earnings reinvested in the business                                           24,924    22,478
   Currency translation adjustments                                              (1,109)      192
-------------------------------------------------------------------------------------------------
                                                                                 24,750    23,605
   Less cost of repurchased stock (380,474,028 and 374,615,043 shares)            9,830     9,387
-------------------------------------------------------------------------------------------------
         Total stockholders' equity                                              14,920    14,218

-------------------------------------------------------------------------------------------------
               Total Liabilities and Stockholders' Equity                      $ 55,947   $54,871
=================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Earnings (in millions of dollars, except per share data)

for the years ended December 31,                                                  1997      1996     1995
=========================================================================================================
Operating revenues                                                            $ 72,055   $69,204  $66,071
Cost of sales                                                                   26,689    26,560   26,685
Excise taxes on products                                                        15,941    14,651   12,932
---------------------------------------------------------------------------------------------------------
   Gross profit                                                                 29,425    27,993   26,454
Marketing, administration and research costs                                    15,720    15,630   15,337
Settlement charges (Note 15)                                                     1,457
Amortization of goodwill                                                           585       594      591
---------------------------------------------------------------------------------------------------------
   Operating income                                                             11,663    11,769   10,526
Interest and other debt expense, net                                             1,052     1,086    1,179
---------------------------------------------------------------------------------------------------------
   Earnings before income taxes and cumulative
      effect of accounting changes                                              10,611    10,683    9,347
Provision for income taxes                                                       4,301     4,380    3,869
---------------------------------------------------------------------------------------------------------
   Earnings before cumulative effect of accounting changes                       6,310     6,303    5,478
Cumulative effect of accounting changes                                                               (28)
---------------------------------------------------------------------------------------------------------
   Net earnings                                                               $  6,310   $ 6,303  $ 5,450
=========================================================================================================
Per share data:
   Basic earnings per share before cumulative effect of accounting changes    $   2.61   $  2.57  $  2.18
   Cumulative effect of accounting changes                                                           (.01)
---------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                   $   2.61   $  2.57  $  2.17
=========================================================================================================
   Diluted earnings per share before cumulative effect of accounting changes  $   2.58   $  2.54  $  2.16
   Cumulative effect of accounting changes                                                           (.01)
---------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                                 $   2.58   $  2.54  $  2.15
=========================================================================================================

Consolidated Statements of Cash Flows (in millions of dollars)

for the years ended December 31,                                                         1997      1996      1995
=================================================================================================================
Cash Provided By (Used In) Operating Activities
Net earnings--Consumer products                                                       $ 6,152   $ 6,180   $ 5,345
            --Financial services and real estate                                          158       123       105
-----------------------------------------------------------------------------------------------------------------
   Net earnings                                                                         6,310     6,303     5,450
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
   Depreciation and amortization                                                        1,700     1,691     1,671
   International food realignment                                                         630
   Deferred income tax (benefit) provision                                               (188)      163        15
   Gain on sale of Brazilian ice cream businesses                                        (774)
   Gains on sales of other businesses                                                    (196)     (320)     (275)
   Cumulative effect of accounting changes                                                                     46
   Cash effects of changes, net of the effects from acquired and divested companies:
      Receivables, net                                                                   (168)       35      (466)
      Inventories                                                                        (531)     (952)       (5)
      Accounts payable                                                                     37        60      (260)
      Income taxes                                                                         48       373       266
      Other working capital items                                                         726      (448)     (482)
   Other                                                                                  582       467       354
=================================================================================================================

See notes to consolidated financial statements.

for the years ended December 31,                                 1997      1996      1995
=========================================================================================
Financial services and real estate
   Deferred income tax provision                              $   257   $   224   $   299
   Gain on sale of business                                      (103)
   Other                                                           10        38        74
-----------------------------------------------------------------------------------------
      Net cash provided by operating activities                 8,340     7,634     6,687
-----------------------------------------------------------------------------------------

Cash Provided By (Used In) Investing Activities
Consumer products
   Capital expenditures                                        (1,874)   (1,782)   (1,621)
   Purchase of businesses, net of acquired cash                  (630)     (616)     (217)
   Proceeds from sales of businesses                            1,784       612     2,202
   Other                                                           42       (47)       17
Financial services and real estate
   Investments in finance assets                                 (652)     (439)     (613)
   Proceeds from finance assets                                   287       217       123
   Proceeds from sale of business                                 424
-----------------------------------------------------------------------------------------
      Net cash used in investing activities                      (619)   (2,055)     (109)
-----------------------------------------------------------------------------------------

Cash Provided By (Used In) Financing Activities
Consumer products
   Net repayment of short-term borrowings                      (1,482)   (1,119)      (21)
   Long-term debt proceeds                                      2,893     2,699       564
   Long-term debt repaid                                       (1,987)   (1,979)   (1,302)
Financial services and real estate
   Net (repayment) issuance of short-term borrowings             (173)     (498)       67
   Long-term debt proceeds                                        174       363
   Long-term debt repaid                                         (387)               (139)
Repurchase of outstanding stock                                  (805)   (2,770)   (2,111)
Dividends paid                                                 (3,885)   (3,462)   (2,939)
Issuance of shares                                                205       448       291
Stock rights redemption                                                                (9)
Other                                                             (74)      (88)      (28)
-----------------------------------------------------------------------------------------
      Net cash used in financing activities                    (5,521)   (6,406)   (5,627)
-----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents     (158)      (71)        3
-----------------------------------------------------------------------------------------
Cash and cash equivalents:
   Increase (decrease)                                          2,042      (898)      954
   Balance at beginning of year                                   240     1,138       184
-----------------------------------------------------------------------------------------
   Balance at end of year                                     $ 2,282   $   240   $ 1,138
=========================================================================================
Cash paid: Interest--Consumer products                        $ 1,219   $ 1,244   $ 1,293
=========================================================================================
                   --Financial services and real estate       $    79   $    95   $    89
=========================================================================================
           Income taxes                                       $ 3,794   $ 3,424   $ 3,067
=========================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (in millions of dollars, except per share data)

                                                         Earnings      Currency       Cost of           Total
                                          Common    Reinvested in   Translation   Repurchased   Stockholders'
                                           Stock     the Business   Adjustments         Stock          Equity
==============================================================================================================
Balances, January 1, 1995                   $935          $17,489      $   (47)      $(5,591)         $12,786

Net earnings                                                5,450                                       5,450
Exercise of stock options and issuance
  of other stock awards                                       (77)                       470              393
Cash dividends declared ($1.22 per share)                  (3,065)                                     (3,065)
Redemption of stock rights                                     (9)                                         (9)
Currency translation adjustments                                           514                            514
Stock repurchased                                                                     (2,075)          (2,075)
Net unrealized depreciation on securities                      (9)                                         (9)
--------------------------------------------------------------------------------------------------------------
    Balances, December 31, 1995              935           19,779          467        (7,196)          13,985

Net earnings                                                6,303                                       6,303
Exercise of stock options and issuance
  of other stock awards                                       (28)                       609              581
Cash dividends declared ($1.47 per share)                  (3,606)                                     (3,606)
Currency translation adjustments                                          (275)                          (275)
Stock repurchased                                                                     (2,800)          (2,800)
Net unrealized appreciation on securities                      30                                          30
--------------------------------------------------------------------------------------------------------------
    Balances, December 31, 1996              935           22,478          192        (9,387)          14,218


Net earnings                                                6,310                                       6,310
Exercise of stock options and issuance
  of other stock awards                                        14                        300              314
Cash dividends declared ($1.60 per share)                  (3,880)                                     (3,880)
Currency translation adjustments                                        (1,301)                        (1,301)
Stock repurchased                                                                       (743)            (743)
Net unrealized appreciation on securities                       2                                           2
--------------------------------------------------------------------------------------------------------------
    Balances, December 31, 1997             $935          $24,924      $(1,109)      $(9,830)         $14,920
==============================================================================================================

See notes to consolidated financial statements.

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

      Certain prior years' amounts have been reclassified to conform with the current year's presentation.

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

Impairment of long-lived assets:

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed, if any, are based on the estimated proceeds to be received, less costs of disposal.

Depreciation, amortization and goodwill valuation:

Depreciation is recorded by the straight-line method. Goodwill and other intangible assets is substantially comprised of brand names, purchased through acquisitions, which are amortized on the straight-line method over 40 years. The Company periodically evaluates the recoverability of its intangible assets and measures any impairment by comparison to estimated undiscounted cash flows from future operations.

Advertising costs:

Advertising costs are expensed generally as incurred.

Revenue recognition:

The Company recognizes operating revenues generally upon shipment of goods to customers.

Financial instruments:

Derivative financial instruments are used by the Company to manage its foreign currency and interest rate exposures. Realized and unrealized gains and losses on foreign currency swaps that are effective as hedges of net assets in foreign subsidiaries are offset against currency translation adjustments as a component of stockholders' equity. The interest differential to be paid or received under the currency and related interest rate swap agreements is recognized over the life of the related debt and is included in interest and other debt expense, net. Unrealized gains and losses on forward currency contracts that are effective as hedges of assets, liabilities and commitments are deferred and recognized in income as the related transaction is realized. Commodity futures and forward contracts are used by the Company to procure raw materials, primarily coffee, cocoa, sugar, wheat and corn. Commodity futures and options are also used to hedge the price of certain commodities, primarily coffee and cocoa. Realized gains and losses on commodity futures, forward contracts and options are deferred as a component of raw materials and are recognized when related materials costs are charged to cost of sales.

Accounting changes:

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and requires the presentation of both basic and diluted EPS. Prior years' EPS have been restated to conform with the standards established by SFAS No. 128. The calculation of basic and diluted EPS is presented in Note 10.

      Effective January 1, 1997, the Company adopted the American Institute of Certified Public Accountants' Accounting Standards Executive Committee's Statement of Position ("SOP") No. 96-1, "Environmental Remediation Liabilities." The adoption of SOP No. 96-1 at January 1, 1997 and its application during 1997 had no material effect on the Company's 1997 financial position or results of operations.

      Effective December 31, 1997, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and

Information Technology Transformation." EITF Issue No. 97-13 requires companies to expense rather than capitalize certain costs related to contracts or internal projects that combine business process reengineering and information technology transformation. The adoption of EITF Issue No. 97-13 during the fourth quarter of 1997 had no material effect on the Company's 1997 financial position or results of operations.

      Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The adoption of SFAS No. 121 at January 1, 1996 and its application during 1996 had no material effect on the Company's financial position or results of operations.

      Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which allows companies either to measure compensation cost in connection with the employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method. The Company continues to use the intrinsic value based method, which generally does not result in compensation cost. The Company's stock compensation plans are discussed in Note 9.

      Effective January 1, 1995, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for non-U.S. postretirement benefits other than pensions. The Company also adopted SFAS No. 116, "Accounting for Contributions Received and Contributions Made." The cumulative effect at January 1, 1995 of adopting SFAS No. 106, for the non-U.S. plans, and SFAS No. 116 reduced 1995 net earnings and basic EPS by $28 million and $.01, respectively. The application of SFAS No. 106, for non-U.S. plans, and SFAS No. 116 did not materially reduce 1995 earnings before cumulative effect of accounting changes.

Note 2. Divestitures:

During 1997, the Company sold several domestic and international food businesses, including its Brazilian ice cream businesses and its North American maple-flavored syrup businesses, for total proceeds of $1.5 billion and net pretax gains of $958 million. In addition, the Company sold its equity interest in a Canadian beer operation and sold a minority interest in a beer import operation for proceeds of $306 million and a pretax gain of $12 million. The Company also sold its real estate operations for total proceeds of $424 million and a pretax gain of $103 million. The operating results of businesses divested in 1997 were not material to the Company's consolidated operating results in any of the periods presented.

      During 1996, the Company sold several domestic and international food businesses, including its North American bagel business, for total proceeds of $612 million and net pretax gains of $320 million. The operating results of businesses divested in 1996 were not material to the Company's consolidated operating results in any of the periods presented.

      During 1995, the Company sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Operating revenues and operating income of these businesses for the period owned in 1995 were $2.0 billion and $107 million, respectively. Net assets of the businesses sold were $1.8 billion. Total proceeds and net pretax gains from the sales of these businesses were $2.1 billion and $275 million, respectively.

Note 3. Acquisitions:

During 1997, the Company acquired a controlling interest in a Portuguese tobacco company at a cost of $217 million and increased its ownership interest in a Mexican cigarette business from 28.8% to 50.0% at a cost of $403 million.

      During 1996, the Company acquired a controlling interest in a Polish tobacco company, at a cost of $285 million and nearly all of the remaining voting shares of a Brazilian confectionery company, at a cost of $314 million.

      The effects of these and other smaller acquisitions were not material to the Company's financial position or results of operations in any of the periods presented.

Note 4. Food Realignment Charges:

In the fourth quarter of 1997, the Company recorded a charge of $342 million related primarily to the downsizing or closure of manufacturing and other facilities, as well as the discontinuance of certain low-margin product lines of its international food operations. The Company also recorded a charge of $288 million for incremental postemployment benefits, primarily related to severance. These charges, which were recorded to marketing, administration and research costs, reduced 1997 earnings before income taxes by $630 million.

      In 1996 and 1995, the Company recorded to marketing, administration and research costs, charges of $320 million and $275 million, respectively, related primarily to the downsizing and closure of certain food manufacturing facilities, related incremental postemployment costs, primarily severance, and an early retirement program.

Note 5. Inventories:

The cost of approximately 50% of inventories in 1997 and 1996 was determined using the LIFO method. The stated LIFO values of inventories were approximately $1.0 billion lower than the current cost of inventories at December 31, 1997 and 1996, respectively.

Note 6. Short-Term Borrowings and Borrowing Arrangements:

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:

                                            1997                    1996
================================================================================
                                                  Average                Average
                                      Amount     Year-End       Amount  Year-End
(in millions)                    Outstanding         Rate  Outstanding      Rate
================================================================================
Consumer products:
  Bank loans                           $ 194         8.8%      $   295      8.1%
  Commercial paper                                               1,373      5.7%
  Amount reclassified
    as long-term debt                    (37)                   (1,408)
--------------------------------------------------------------------------------
                                       $ 157                   $   260
================================================================================
Financial services
  and real estate:
  Commercial paper                     $  --                   $   173      6.0%
================================================================================

The fair values of the Company's short-term borrowings at December 31, 1997 and 1996, based upon market rates, approximate the amounts disclosed above.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $12.0 billion at December 31, 1997. Approximately $11.8 billion of these facilities were unused at December 31, 1997. Certain of these facilities are used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio.

      The Company's credit facilities include revolving bank credit agreements totaling $10.0 billion. An agreement for $2.0 billion expires in October 1998. An agreement for $8.0 billion, expiring in 2002, enables the Company to refinance short-term debt on a long-term basis. Accordingly, short-term borrowings intended to be refinanced were reclassified as long-term debt.

Note 7. Long-Term Debt:

At December 31, the Company's long-term debt consisted of the following:

(in millions)                                               1997         1996
================================================================================
Consumer products:
  Short-term borrowings, reclassified                    $     37      $  1,408
  Notes, 6.15% to 9.25% (average effective
   rate 7.53%), due through 2008                            9,735         9,550
  Debentures, 6.00% to 8.50% (average
   effective rate 9.66%), $2.0 billion
   face amount, due through 2027                            1,830         1,046
  Foreign currency obligations:
   Swiss franc, 1.72% to 6.88%
    (average effective rate 5.77%),
    due through 2000                                          857           957
   German mark, 5.63% and 6.38%
    (average effective rate 6.0%),
    due through 2002                                          341           411
   Other foreign                                               61            49
  Other                                                       240           252
--------------------------------------------------------------------------------
                                                           13,101        13,673
Less current portion of long-term debt                     (1,516)       (1,846)
--------------------------------------------------------------------------------
                                                         $ 11,585      $ 11,827
================================================================================
Financial services and real estate:
  Eurodollar note, 6.63%, due 1999                       $    200      $    400
  Foreign currency obligations:
   ECU note, 8.50%, due 1998                                  165           372
   German mark, 6.50% and 5.38%,
    (average effective rate 5.88%)
    due 2003 and 2004                                         311           166
   French franc, 6.88%, due 2006                              169           196
--------------------------------------------------------------------------------
                                                         $    845      $  1,134
================================================================================

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                                                                      Financial
                                         Consumer                  Services and
(in millions)                            Products                   Real Estate
================================================================================
1998                                      $1,516                           $165
1999                                       1,756                            200
2000                                         797
2001                                       1,722
2002                                       1,337
2003-2007                                  4,467                            480
2008-2012                                    670
Thereafter                                   981
================================================================================

The revolving credit facility under which the consumer products short-term debt was reclassified as long-term debt expires in 2002 and any amounts then outstanding mature.

      Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services and real estate long-term debt, including current portion of long-term debt, at December 31, 1997 and 1996 was $14.6 billion and $15.3 billion, respectively.

Note 8. Capital Stock:

In February 1997, the Company's Board of Directors declared a three-for-one split of the Company's common stock, effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997. In addition, the par value of the Company's common stock was changed from $1.00 to $0.33 1/3 per share and authorized shares of common stock were increased from 4 billion to 12 billion shares. All references in the consolidated financial statements to shares and related prices, weighted average number of shares, per share amounts and stock plan data have been adjusted to reflect the split.

      Shares of common stock issued, repurchased and outstanding were as follows:

                                        Shares          Shares       Net Shares
                                        Issued     Repurchased      Outstanding
================================================================================
Balances,
  January 1,
  1995                           2,805,961,317    (247,384,122)   2,558,577,195
Exercise of stock
  options and
  issuance of other
  stock awards                                      19,410,786       19,410,786
Repurchased                                        (84,477,963)     (84,477,963)
--------------------------------------------------------------------------------
  Balances,
   December 31,
   1995                          2,805,961,317    (312,451,299)   2,493,510,018
Exercise of stock
  options and
  issuance of other
  stock awards                                      23,672,505       23,672,505
Repurchased                                        (85,836,249)     (85,836,249)
--------------------------------------------------------------------------------
  Balances,
   December 31,
   1996                          2,805,961,317    (374,615,043)   2,431,346,274
  Exercise of stock
   options and
   issuance of other
   stock awards                                     12,345,228       12,345,228
Repurchased                                        (18,204,213)     (18,204,213)
--------------------------------------------------------------------------------
  Balances,
    December 31,
    1997                         2,805,961,317    (380,474,028)   2,425,487,289
================================================================================

At December 31, 1997, 188,254,449 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 9. Stock Plans:

Under the Philip Morris 1997 Performance Incentive Plan (the "Plan"), the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 120 million shares of common stock may be issued under the Plan, of which no more than 36 million shares may be awarded as restricted stock. Shares available to be granted at December 31, 1997 were 104,181,840.

      Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the Plan generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

      The Company applies the intrinsic value-based methodology permitted by SFAS No. 123 in accounting for the Plan. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards under the Plan been determined on the fair value at the grant date, the Company's net earnings, basic EPS and diluted EPS would have been $6,218 million, $2.57 and $2.55, respectively, for the year ended December 31, 1997; $6,235 million, $2.54 and $2.51, respectively, for the year ended December 31, 1996; and $5,422 million, $2.15 and $2.14, respectively, for the year ended December 31, 1995. The foregoing impact of compensation cost, calculated in accordance with the fair value method prescribed by SFAS No. 123, was determined under the modified Black-Scholes method using the following assumptions:

                          Weighted
                           Average                  Expected
            Risk-Free     Expected      Expected    Dividend      Fair Value at
        Interest Rate         Life    Volatility       Yield         Grant Date
===============================================================================
1997       6.38%                5        27.86%        3.65%            $10.83
1996       6.70%                5        23.80%        3.83%            $ 7.73
1995       5.98%                5        21.18%        4.89%            $ 4.07
===============================================================================

Option activity was as follows for the years ended December 31, 1995, 1996 and 1997:

                                                                        Weighted
                                  Shares Subject        Options          Average
                                       to Option    Exercisable   Exercise Price
================================================================================
Balance at
  January 1, 1995                     83,295,471     81,760,641           $17.58
  Options granted                     23,949,600                           24.93
  Options exercised                  (20,250,336)                          15.23
  Options cancelled                   (1,770,363)                          22.82
--------------------------------------------------------------------------------
Balance at
  December 31, 1995                   85,224,372     62,102,802            20.09
  Options granted                     22,627,215                           36.08
  Options exercised                  (25,310,940)                          18.94
  Options cancelled                   (1,327,266)                          26.21
--------------------------------------------------------------------------------
Balance at
  December 31, 1996                   81,213,381     58,949,796            24.81
  Options granted                     16,105,390                           43.88
  Options exercised                  (12,782,568)                          19.86
  Options cancelled                     (890,644)                          34.75
--------------------------------------------------------------------------------
Balance at
  December 31, 1997                   83,645,559     67,827,399           $29.13
================================================================================

The weighted average exercise prices of options exercisable at December 31, 1997, 1996 and 1995 were $25.69, $20.56 and $18.28, respectively.

      The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1997, by range of exercise price:

                                   Options Outstanding      Options Exercisable
                 =====================================   =======================
                                              Weighted                 Weighted
Range of                         Remaining     Average                  Average
Exercise              Number   Contractual    Exercise        Number   Exercise
Prices           Outstanding          Life       Price   Exercisable      Price
================================================================================
$ 6.97-$15.66      6,234,769       2 years      $13.31     6,234,769     $13.31
$15.67-$24.99     39,874,474       6 years       22.17    39,874,474      22.17
$25.00-$45.16     37,536,316       8 years       39.15    21,718,156      35.70
--------------------------------------------------------------------------------
                  83,645,559                              67,827,399
                  ==========                              ==========

The Company may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 1997, 1996 and 1995 the Company granted 692,100, 180,000 and 636,000 shares, respectively, of restricted stock to eligible U.S. based employees and also issued to eligible non-U.S. employees rights to receive 392,400 and 144,000 like shares, respectively, in 1997 and 1995. At December 31, 1997, restrictions on the stock, net of forfeitures, lapse as follows: 1998-150,000 shares; 1999-60,000 shares; 2000-774,600 shares; 2002-1,407,750 shares; and 2003 and thereafter-159,000 shares.

      The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. The Company recorded compensation expense related to restricted stock of $29 million, $37 million and $54 million for the years ended December 31, 1997, 1996 and 1995, respectively. The unamortized portion is reported as a reduction of earnings reinvested in the business and was $49 million on December 31, 1997.

Note 10. Earnings per Share:

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Prior years' earnings per share have been restated. Basic and diluted earnings per share were calculated using the following:

(in millions)                                            1997      1996     1995
================================================================================
Net earnings                                           $6,310    $6,303   $5,450
================================================================================
Weighted average shares for
  basic EPS                                             2,420     2,456    2,517
Plus incremental shares from conversions:
  Restricted stock and stock rights                         1         8        7
  Stock options                                            21        18       14
--------------------------------------------------------------------------------
Weighted average shares for
  diluted EPS                                           2,442     2,482    2,538
================================================================================

In 1997, 1996, and 1995, options on 11,988,118, 18,737,224 and 19,971,870 shares of common stock, respectively, were not included in the calculation of weighted average shares for diluted EPS because their effects were antidilutive.

Note 11. Pretax Earnings and Provision for Income Taxes:

Pretax earnings and provision for income taxes consisted of the following:

(in millions)                                     1997          1996        1995
================================================================================
Pretax earnings:
  United States                                $ 7,515      $  7,399      $6,622
  Outside United States                          3,096         3,284       2,725
--------------------------------------------------------------------------------
    Total pretax earnings                      $10,611      $ 10,683      $9,347
================================================================================
Provision for income taxes:
  United States federal:
   Current                                     $ 2,027      $  1,836      $1,946
   Deferred                                         12           438          97
--------------------------------------------------------------------------------
                                                 2,039         2,274       2,043
  State and local                                  354           430         434
--------------------------------------------------------------------------------
    Total United States                          2,393         2,704       2,477
--------------------------------------------------------------------------------
  Outside United States:
   Current                                       1,851         1,727       1,175
   Deferred                                         57           (51)        217
--------------------------------------------------------------------------------
    Total outside
      United States                              1,908         1,676       1,392
--------------------------------------------------------------------------------
    Total provision for
      income taxes                             $ 4,301      $  4,380      $3,869
================================================================================

At December 31, 1997, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $3.0 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested abroad. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $167 million would have been provided.

      The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that adequate tax payments have been made and accruals recorded for all years.

      The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:

                                                         1997     1996     1995
================================================================================
Provision computed at
  U.S. federal statutory rate                            35.0%    35.0%    35.0%
Increase (decrease) resulting from:
  State and local income taxes,
   net of federal tax benefit                             2.2      2.6      3.0
  Rate differences--foreign operations                    3.7      3.3      1.9
  Goodwill amortization                                   1.7      1.8      2.1
  Other                                                  (2.1)    (1.7)    (0.6)
--------------------------------------------------------------------------------
Provision for income taxes                               40.5%    41.0%    41.4%
================================================================================

The tax effects of temporary differences which gave rise to consumer products deferred income tax assets and liabilities consisted of the following:

                                                                 December 31,
(in millions)                                                  1997        1996
================================================================================
Deferred income tax assets:
  Accrued postretirement and
   postemployment benefits                                  $ 1,084     $ 1,070
  Accrued liabilities                                           577         588
  Restructuring, strategic and other reserves                   427         315
  Settlement charges                                            261
  Other                                                         249         399
--------------------------------------------------------------------------------
  Gross deferred income tax assets                            2,598       2,372
  Valuation allowance                                           (82)        (87)
--------------------------------------------------------------------------------
  Total deferred income tax assets                            2,516       2,285
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment                              (1,695)     (1,699)
  Prepaid pension costs                                        (326)       (286)
--------------------------------------------------------------------------------
  Total deferred income tax liabilities                      (2,021)     (1,985)
--------------------------------------------------------------------------------
Net deferred income tax assets                              $   495     $   300
================================================================================

Financial services and real estate deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

Note 12. Segment Reporting:

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

      For purposes of segment reporting, operating profit is operating income exclusive of general corporate expenses. Substantially all goodwill amortization is attributable to the food segment. Identifiable assets are those assets applicable to the respective industry segments.

      See Notes 2, 3 and 4 regarding divestitures, acquisitions and the realignment of international food operations. Additionally, operating profit for the year ended December 31, 1997 for the tobacco segment included charges of $1,457 million for the settlement of certain domestic tobacco litigation.

Reportable segment data were as follows:

Data by Segment for the
years ended December 31,
(in millions)                                       1997        1996        1995
================================================================================
Operating revenues:
  Tobacco                                        $39,824     $36,549     $32,316
  Food                                            27,690      27,950      29,074
  Beer                                             4,201       4,327       4,304
  Financial services and real estate                 340         378         377
--------------------------------------------------------------------------------
    Total operating revenues                     $72,055     $69,204     $66,071
================================================================================
Operating profit:
  Tobacco                                        $ 7,830     $ 8,263     $ 7,177
  Food                                             3,647       3,362       3,188
  Beer                                               456         437         444
  Financial services and real estate                 296         192         164
--------------------------------------------------------------------------------
    Total operating profit                        12,229      12,254      10,973
  General corporate expenses                         566         485         447
--------------------------------------------------------------------------------
    Operating income                             $11,663     $11,769     $10,526
================================================================================
Identifiable assets:
  Tobacco                                        $14,820     $13,314     $11,196
  Food                                            30,926      32,934      33,447
  Beer                                             1,455       1,707       1,751
  Financial services and real estate               5,886       5,917       5,632
--------------------------------------------------------------------------------
                                                  53,087      53,872      52,026
  Other assets                                     2,860         999       1,785
--------------------------------------------------------------------------------
    Total assets                                 $55,947     $54,871     $53,811
================================================================================
Depreciation expense:
  Tobacco                                        $   407     $   378     $   350
  Food                                               514         538         556
  Beer                                               104         104         101
Capital expenditures:
  Tobacco                                        $   937     $   829     $   525
  Food                                               738         812         948
  Beer                                               115         122         115
================================================================================

Data by Geographic Region for the
years ended December 31,
(in millions)                                      1997         1996        1995
================================================================================
Operating revenues:
  United States--domestic                       $33,208      $31,993     $32,479
               --export                           6,705        6,476       5,920
  Europe                                         24,796       24,232      23,076
  Other                                           7,346        6,503       4,596
--------------------------------------------------------------------------------
    Total operating revenues                    $72,055      $69,204     $66,071
================================================================================
Operating profit:
  United States                                 $ 8,149      $ 8,762     $ 8,031
  Europe                                          2,560        2,635       2,366
  Other                                           1,520          857         576
--------------------------------------------------------------------------------
    Total operating profit                       12,229       12,254      10,973
  General corporate expenses                        566          485         447
--------------------------------------------------------------------------------
    Operating income                            $11,663      $11,769     $10,526
================================================================================
Identifiable assets:
  United States                                 $33,734      $33,314     $32,521
  Europe                                         15,209       15,836      15,981
  Other                                           4,144        4,722       3,524
--------------------------------------------------------------------------------
                                                 53,087       53,872      52,026
  Other assets                                    2,860          999       1,785
--------------------------------------------------------------------------------
    Total assets                                $55,947      $54,871     $53,811
================================================================================

Note 13. Pension Plans:

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

U.S. Plans

Net pension (income) cost consisted of the following:

(in millions)                                        1997      1996        1995
================================================================================
Service cost--benefits earned
  during the year                                 $   137     $ 143     $   110
Interest cost on projected
  benefit obligation                                  382       373         367
Return on assets
  --actual                                         (1,308)     (980)     (1,344)
  --deferred gain                                     744       447         848
Amortization of net gain upon
  adoption of SFAS No. 87                             (24)      (25)        (26)
Amortization of unrecognized net loss
  (gain) from experience differences                              9         (13)
Amortization of prior service cost                     14        14          13
Other (income) cost                                   (22)      (35)         75
--------------------------------------------------------------------------------
Net pension (income) cost                         $   (77)    $ (54)    $    30
================================================================================

During 1997, 1996 and 1995, the Company sold businesses and instituted early retirement and workforce reduction programs resulting in settlement gains of $22 million in 1997, settlement gains of $69 million and additional pension cost of $34 million in 1996, and additional pension cost of $103 million and curtailment gains of $28 million in 1995.

      The funded status of U.S. plans at December 31 was as follows:

(in millions)                                                  1997        1996
================================================================================
Actuarial present value of accumulated
  benefit obligation--vested                                $ 4,221     $ 3,871
                    --nonvested                                 458         359
--------------------------------------------------------------------------------
                                                              4,679       4,230
Benefits attributable to projected salaries                     844         650
--------------------------------------------------------------------------------
Projected benefit obligation                                  5,523       4,880
Plan assets at fair value                                     8,085       7,101
--------------------------------------------------------------------------------
Excess of assets over projected benefit obligation            2,562       2,221
Unamortized net gain upon adoption of
  SFAS No. 87                                                   (83)       (108)
Unrecognized prior service cost                                 121         124
Unrecognized net gain from experience differences            (1,659)     (1,404)
--------------------------------------------------------------------------------
Prepaid pension cost                                        $   941     $   833
================================================================================

The projected benefit obligation at December 31, 1997, 1996 and 1995 was determined using an assumed discount rate of 7.25%, 7.75% and 7.25%, respectively, and assumed compensation increases of 4.5% at December 31, 1997, 1996 and 1995. The assumed long-term rate of return on plan assets was 9% at December 31, 1997, 1996 and 1995. Plan assets consist principally of common stock and fixed income securities.

      The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, nonunion and union employees. Contributions and costs are determined generally as a percentage of pretax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $200 million, $199 million and $191 million in 1997, 1996 and 1995, respectively.

      In addition, certain of the Company's subsidiaries participate in multiemployer defined benefit plans. Contributions to these plans were immaterial in 1997, 1996 and 1995.

Non-U.S. Plans

Net pension cost consisted of the following:

(in millions)                                        1997       1996       1995
================================================================================
Service cost--benefits earned
  during the year                                   $  83      $  80      $  80
Interest cost on projected
  benefit obligation                                  163        166        160
Return on assets
  --actual                                           (269)      (201)      (195)
  --deferred gain                                     134         70         74
Amortization of net deferred charges                    5          3          1
--------------------------------------------------------------------------------
  Net pension cost                                  $ 116      $ 118      $ 120
================================================================================

The funded status of the non-U.S. plans at December 31 was as follows:

                                           Assets Exceed         Accumulated
                                            Accumulated        Benefits Exceed
                                              Benefits              Assets
================================================================================
(in millions)                              1997        1996      1997      1996
================================================================================
Actuarial present value of
  accumulated benefit
  obligation
    --vested                            $ 1,387     $ 1,336     $ 731     $ 721
    --nonvested                              38          39        83        77
--------------------------------------------------------------------------------
                                          1,425       1,375       814       798
Benefits attributable to
  projected salaries                        341         342       121       127
--------------------------------------------------------------------------------
Projected benefit obligation              1,766       1,717       935       925
Plan assets at fair value                 2,074       1,891       115        36
--------------------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation                        308         174      (820)     (889)
Unamortized net (gain)
  loss upon adoption of
  SFAS No. 87                               (11)        (14)       22        13
Unrecognized net (gain) loss
  from experience differences              (156)        (22)        9        (5)
--------------------------------------------------------------------------------
  Prepaid (accrued)
    pension cost                        $   141     $   138     $(789)    $(881)
================================================================================

The assumptions used in 1997, 1996 and 1995 were as follows:

                                          1997             1996             1995
================================================================================
Discount rates                   3.5% to 12.0%    4.0% to 12.0%    4.5% to 10.0%
Compensation
  increases                      3.0% to 10.0%    3.0% to 10.5%    3.5% to  9.0%
Long-term rates
   of return on
   plan assets                   4.0% to 13.0%    4.0% to 13.0%    4.5% to 11.0%
================================================================================

Plan assets consist primarily of common stock and fixed income securities.

Note 14. Postretirement Benefits Other Than Pensions:

The Company and its subsidiaries have accrued the estimated cost of retiree health care benefits during the active service periods of employees in the United States and Canada. Health care benefits for retirees outside the United States and Canada are generally covered through local government plans. The Company and its U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents and beneficiaries. Generally, employees who have attained age 55 and who have rendered at least 5 to 10 years of service are eligible for these benefits. Certain health care plans are contributory; others are noncontributory.

      Net postretirement health care costs consisted of the following:

(in millions)                                        1997       1996       1995
================================================================================
Service cost--benefits earned during
  the period                                        $  54      $  59      $  46
Interest cost on accumulated
  postretirement benefit obligation                   182        180        179
Amortization of unrecognized net (gain)
  loss from experience differences                     (3)         4         (2)
Amortization of unrecognized prior
  service cost                                        (12)       (12)       (13)
Other income                                                      (8)       (13)
--------------------------------------------------------------------------------
  Net postretirement health care costs              $ 221      $ 223      $ 197
================================================================================

During 1996 and 1995, the Company sold businesses and instituted early retirement and workforce reduction programs resulting in curtailment gains included above in other income.

      The Company's postretirement health care plans currently are not funded. The status of the plans at December 31 was as follows:

(in millions)                                                1997          1996
================================================================================
Actuarial present value of accumulated
  postretirement benefit obligation:
  Retirees                                                $ 1,522       $ 1,289
  Fully eligible active plan participants                     222           278
  Other active plan participants                              883           859
--------------------------------------------------------------------------------
                                                            2,627         2,426
Unrecognized net loss from
  experience differences                                     (173)          (75)
Unrecognized prior service cost                               109           127
--------------------------------------------------------------------------------
Accrued postretirement health care costs                  $ 2,563       $ 2,478
================================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 8.5% in 1996, 8.0% in 1997 and 7.5% in 1998, gradually declining to 5.0% by the year 2003 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 14.0% in 1996, 13.0% in 1997 and 12.0% in 1998, gradually declining to 4.0% by the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 and net postretirement health care cost for the year then ended by approximately 15.0% and 10.0%, respectively.

      The accumulated postretirement benefit obligations for U.S. plans at December 31, 1997, 1996 and 1995 were determined using assumed discount rates of 7.25%, 7.75% and 7.25%, respectively. The accumulated postretirement benefit obligation at December 31, 1997, 1996 and 1995 for Canadian plans was determined using an assumed discount rate of 6.50%, 7.50% and 8.25%, respectively.

Note 15. Contingencies:

Legal proceedings covering a wide range of matters are pending in various U.S. and foreign jurisdictions against the Company, its subsidiaries, including Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, and their respective indemnitees. Various types of claims are raised in these proceedings, including products liability, consumer protection, antitrust, securities law, tax, patent infringement, employment matters and claims for contribution.

Overview of Tobacco-Related Litigation

Types and Number of Cases

Pending claims related to tobacco products generally fall within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, and (iii) health care cost recovery cases, including class actions, brought by state and local governments, unions, federal and state taxpayers, native American tribes and others seeking reimbursement for Medicaid and/or other health care expenditures allegedly caused by cigarette smoking. Damages claimed in some of the smoking and health class actions and health care cost recovery cases range into the billions of dollars.

      In recent years there has been a substantial increase in the number of smoking and health cases being filed in the United States, a trend which accelerated in 1997.

      As of December 31, 1997, there were approximately 375 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company (excluding approximately 50 cases in Texas that were voluntarily dismissed but which may be refiled under certain conditions), compared with approximately 185 such cases as of December 31, 1996. Many of the new cases were filed in Florida and New York. Seventeen of the individual cases involve allegations of various personal injuries allegedly related to exposure to environmental tobacco smoke ("ETS").

      In addition, as of December 31, 1997, there were approximately 50 purported smoking and health class actions pending in the United States against PM Inc. and, in some cases, the Company (including six that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 20 such cases on December 31, 1996. Most of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products. As of December 31, 1997, there were three purported smoking and health class actions pending overseas against affiliates and subsidiaries of the Company, in Canada, Brazil and Nigeria.

      The number of health care cost recovery actions also increased during 1997, with approximately 105 such cases pending as of December 31, 1997, compared with approximately 25 such cases on December 31, 1996.

Recent Verdicts

In August 1996, a Florida jury awarded a former smoker and his spouse $750,000 in a smoking and health case against another United States cigarette manufacturer (Carter v. American Tobacco Co., et al.), and that manufacturer was subsequently ordered to pay approximately $1.8 million in attorneys' fees and costs. Neither PM Inc. nor the Company was a party to that litigation. The defendant in that action has appealed the verdict. Later that month, a jury returned a verdict for defendants in a smoking and health case in Indiana against United States cigarette manufacturers, including PM Inc. (Rogers v. R.J. Reynolds Tobacco Company, et al.). Plaintiff has filed a motion seeking a new trial based on the alleged discovery of new evidence. In May and October 1997, Florida juries also returned verdicts for defendants in smoking and health cases involving another United States cigarette manufacturer (Connor v. R.J. Reynolds Tobacco Company; Karbiwnyk v. R.J. Reynolds Tobacco Company). In September 1997, a court in Brazil awarded plaintiffs in a smoking and health case the Brazilian currency equivalent of $81,000, attorneys' fees (in an amount to be determined by the court) and a monthly annuity for 35 years equal to two-thirds of the deceased smoker's last monthly salary (Alves v. Souza Cruz). Defendant is appealing the judgment. Neither the Company nor its affiliates were parties to that action.

Recent Settlements

In June 1997, PM Inc. and other companies in the United States tobacco industry agreed to a proposed Resolution to support federal legislation and ancillary undertakings that would resolve many of the regulatory and litigation issues affecting the industry. (See "Proposed Resolution of Certain Regulatory and Litigation Issues" below.) In furtherance of the proposed Resolution, PM Inc. and other companies in the United States tobacco industry settled health care cost recovery actions brought by the States of Mississippi, Florida and Texas and a smoking and health class action brought on behalf of airline flight attendants, all on terms consistent with the proposed Resolution. These settlements are discussed below.

Trial Dates

Trial in a health care cost recovery case brought by the State of Minnesota began in January 1998. A number of other health care cost recovery and smoking and health cases pending against PM Inc. and, in some cases, the Company, are scheduled for trial during 1998. The following health care cost recovery actions are currently scheduled for trial later in 1998: Washington (September), Arizona (October) and Oklahoma (November). Approximately 25 individual cases are currently scheduled for trial in 1998 against PM Inc. and, in some cases, the Company, of which approximately 20 are set for trial in Florida commencing in June 1998. Trials in New York and Florida class actions, previously scheduled to begin in February, have been delayed (Frosina, et al. v. Philip Morris, Inc., et al.; and Engle, et al. v. R.J. Reynolds Tobacco Company, et al.).

      A description of the smoking and health litigation, health care cost recovery litigation and certain other proceedings pending against the Company and/or its subsidiaries and affiliates follows.

Smoking and Health Litigation

Plaintiffs' allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal Racketeer Influenced and Corrupt Organization Act ("RICO") and state RICO statutes. Plaintiffs in these actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations, and preemption by the Federal Cigarette Labeling and Advertising Act (the "Labeling Act"). In June 1992, the United States Supreme Court held that the Labeling Act, as enacted in 1965, does not preempt common law damage claims, but that the Labeling Act, as amended in 1969, preempts claims arising after July 1969 against cigarette manufacturers "based on failure to warn and the neutralization of federally mandated warnings to the extent that those claims rely on omissions or inclusions in advertising or promotions." The Court also held that the 1969 Labeling Act does not preempt claims based on express warranty, fraudulent misrepresentation or conspiracy. The Court further held that claims for fraudulent concealment were preempted except "insofar as those claims relied on a duty to disclose...facts through channels of communication other than advertising or promotion." (The Court did not consider whether such common law damage claims were valid under state law.) The Court's decision was announced by a plurality opinion. The effect of the decision on pending and future cases will be the subject of further proceedings in the lower federal and state courts. Additional similar litigation could be encouraged if legislation to eliminate the federal preemption defense, proposed in Congress in recent years, were enacted. It is not possible to predict whether any such legislation will be enacted.

      In May 1996, the Fifth Circuit Court of Appeals held that a purported class consisting of all "addicted" smokers nationwide did not meet the standards and requirements of the federal rules governing class actions (Castano, et al.
v. The American Tobacco Company, et al.). Since this class decertification, lawyers for plaintiffs have filed numerous smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states and raise "addiction" claims similar to those raised in the Castano case and, in some cases, claims of physical injury as well. As of December 31, 1997, smoking and health class actions were pending in Alabama, Arkansas, California, the District of Columbia, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, South Dakota, Tennessee, Texas, West Virginia and Wisconsin, as well as in Canada, Brazil and Nigeria. Classes have been certified in four of these smoking and health class actions, in Florida, Louisiana and New York (2). Class certification has been denied or reversed in three cases involving PM Inc., in Louisiana, the District of Columbia and Pennsylvania. One smoking and health class action was settled in 1997 as discussed below.

The Broin Settlement

The Broin, et al. v. Philip Morris Incorporated, et al. class action was settled in October 1997 by PM Inc. and other companies in the domestic tobacco industry, subject to final approval by the Florida state court. A number of third parties have filed objections to the settlement.

      The Broin class consisted of "all non-smoking flight attendants who are or have been employed by airlines based in the United States and are suffering from various diseases and disorders caused by their exposure to second-hand smoke in airline cabins." Under the settlement, the settling defendants will pay $300 million to establish a foundation to sponsor scientific research with respect to diseases associated with cigarette smoking. These funds will be paid in three equal annual installments, with interest, commencing in April 1998. Settling defendants also agreed to pay attorneys' fees of up to $46 million and costs of $3 million, subject to court approval. PM Inc.'s share of all the foregoing payments (exclusive of interest) is approximately $175 million and was charged to expense in the third quarter of 1997. Under the settlement, all defendants (and certain other entities and persons) are released from liability for the claims asserted in the present action. Each individual member of the class, however, may later bring an individual action for diseases and conditions existing on or before January 15, 1997 ("retained claims"), based upon certain legal theories against the settling defendants, but may only seek compensatory, and not punitive, damages.

      The defendants expressly did not admit liability for injury of any member of the settlement class or that ETS can cause any disease. In any individual lawsuits brought by members of the settlement class for retained claims, the settling defendants would assume the burden of proof as to whether ETS can cause certain conditions, but the plaintiff would retain the burden of proving that his or her condition was caused by exposure to ETS. The settling defendants have also agreed not to raise a statute of limitations defense with respect to any retained claims brought by a member of the settlement class within one year after final court approval of the settlement. The settlement does not apply to, nor does it have any effect on, "future" claims brought by members of the settlement class for any new and unrelated diseases or conditions arising after January 15, 1997.

Health Care Cost Recovery Litigation

In certain of the pending proceedings, foreign, state and local government entities, unions, federal and state taxpayers, native

American tribes and others seek reimbursement for Medicaid and/or other health care expenditures allegedly caused by tobacco products and, in some cases, for future expenditures and damages as well. Certain of these cases purport to be brought on behalf of a class of plaintiffs, and in some cases, the class has been certified by the court. In two health care cost recovery cases, private citizens seek recovery of alleged tobacco-related health care expenditures incurred by the federal Medicare and/or Medicaid programs and, in another case, seek recovery of such expenditures by the Department of Defense and the Department of Veterans Administration. In one purported class action, Blue Cross/Blue Shield subscribers in the United States are seeking reimbursement of allegedly increased medical insurance premiums caused by tobacco products. In the native American cases, claims are also asserted for alleged lost productivity of tribal government employees. Other relief sought by some but not all plaintiffs includes punitive damages, treble/ multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, disclosure of nicotine yields and payment of attorney and expert witness fees.

      The claims asserted in these health care cost recovery actions vary. In most cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking, and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state RICO statutes.

      Defenses raised include failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot recover because they participated in, and benefited from, the sale of cigarettes), lack of antitrust injury, federal preemption, lack of proximate cause and statute of limitations. In addition, defendants argue that they should be entitled to "set-off" any alleged damages to the extent the plaintiff benefits economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer or a state) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring an action on behalf of each individual health care recipient and should be subject to all defenses available against the injured party. In certain of these cases, defendants have also challenged the ability of the plaintiffs to use contingency fee counsel to prosecute these actions. Further, certain cigarette companies, including PM Inc., have filed declaratory judgment actions in a number of states seeking to block the state's health care cost recovery action and/or to prevent the state from hiring contingency fee counsel.

      As of December 31, 1997, there were approximately 105 health care cost recovery cases pending against PM Inc. and, in some cases, the Company, including cases filed by states, through their attorneys general and/or other state agencies, in Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Utah, Vermont, Washington, West Virginia and Wisconsin. In addition, approximately 45 of the pending health care cost recovery actions were filed by unions, eight by city and county governments, six by federal and state taxpayers and four by native American tribes. Health care cost recovery actions have also been brought by the Republic of the Marshall Islands and the Commonwealth of Puerto Rico. Three health care cost recovery cases were settled recently as discussed below.

The Mississippi, Florida and Texas Settlements

In June 1997, PM Inc. and other companies in the United States tobacco industry agreed to a proposed Resolution to support federal legislation and ancillary undertakings that would resolve much of the litigation facing the United States tobacco industry. (See "Proposed Resolution of Certain Regulatory and Litigation Issues" below.) In furtherance of the proposed Resolution, PM Inc. and other companies in the United States tobacco industry settled health care cost recovery actions brought by the States of Mississippi, Florida and Texas on terms consistent with the proposed Resolution. The Mississippi action was settled in July 1997, Florida was settled in September 1997 and Texas was settled in January 1998.

      Under the Mississippi settlement agreement, the settling defendants paid $170 million, representing Mississippi's estimated share of the $10 billion initial payment under the proposed Resolution, and paid an additional $15 million to reimburse Mississippi and its private counsel for out-of-pocket costs. The settling defendants also paid approximately $62 million to support a pilot program aimed at reducing the use of tobacco products by persons under the age of eighteen. PM Inc.'s share of all the foregoing payments, approximately $153 million, was charged to expense in the third quarter of 1997.

      Beginning December 31, 1998, the settling defendants will pay Mississippi amounts based on its anticipated share of the annual industry payments under the proposed Resolution. These payments, which (except for the payment with respect to 1998) will be adjusted as provided in the proposed Resolution, are estimated to be $68 million with respect to 1998 and will increase annually thereafter to an estimated $136 million by 2003, continuing at that level thereafter, and will be allocated among the settling defendants in accordance with their relative unit volume of domestic tobacco product sales.

      Under the Florida settlement agreement, the settling defendants paid $550 million, representing Florida's estimated share of the $10 billion initial payment under the proposed Resolution, and also reimbursed Florida's expenses and those of its private counsel. The settling defendants also paid $200 million to support a pilot program by Florida aimed at reducing the use of tobacco products by persons under the age of eighteen. PM Inc.'s share of all the foregoing payments, approximately $484 million, was charged to expense in the third quarter of 1997.

      On September 15, 1998, and annually thereafter on December 31, the settling defendants will make ongoing payments to Florida in the following estimated amounts--1998: $220 million; 1999: $247.5 million; 2000: $275 million; 2001: $357.5 million; 2002: $357.5 million; and each year thereafter: $440 million. These amounts are projected to approximate that portion of the annual industry payments under the proposed Resolution which is contemplated to be paid to Florida. These payments (except for the payment with respect to 1998) will be adjusted as provided in the proposed Resolution and will be allocated among the settling defendants in accordance with their relative unit volume of domestic tobacco product sales.

      Under the Texas settlement agreement, the settling defendants agreed to pay Texas an up-front payment of $725 million in 1998, representing Texas's estimated share of the $10 billion initial payment under the proposed Resolution, and agreed to reimburse Texas and its private counsel for expenses in the estimated amount of $45 million. The settling defendants also agreed to pay Texas $264 million to support a pilot program aimed at reducing the use of tobacco by persons under the age of eighteen. PM Inc.'s share of all of the foregoing payments, approximately $645 million, was charged to expense in the fourth quarter of 1997.

      Beginning in November and December 1998, and on December 31 of each subsequent year, the settling defendants will pay Texas 7.25% of the annual industry payments contemplated to be paid to the states under the proposed Resolution. These payments, which (except for the payments with respect to 1998) will be adjusted as provided in the proposed Resolution, will be in the following estimated amounts--1998: $290 million; 1999: $326 million; 2000: $363 million; 2001: $471 million; 2002: $471 million; and 2003 and each year thereafter: $580 million. These payments will be allocated among the settling defendants in accordance with their relative unit volume of domestic tobacco product sales.

      The settling defendants have also agreed to pay reasonable attorneys' fees of private contingency fee counsel of Mississippi, Florida and Texas as set by a panel of independent arbitrators. Each of these payments would be allocated among the settling defendants in accordance with their relative unit volume of domestic tobacco product sales and will be subject to an aggregate national annual cap of $500 million. Certain of Florida's private contingency fee counsel have challenged the attorneys' fees provision set forth in the Florida settlement agreement, arguing that the settlement agreement has no effect on their rights under their contingency fee agreement with Florida. In November 1997, the court ordered all parties to comply with the provisions for obtaining attorneys' fees, as set forth in the settlement agreement. Certain contingency fee counsel are appealing this ruling. One of these contingency fee counsel has filed suit against PM Inc. and others alleging, among other things, tortious interference with such counsel's contingency fee agreement with the State.

      If legislation implementing the proposed Resolution or its substantial equivalent is enacted, the settlements will remain in place, but the terms of the federal legislation will supersede the settlement agreements (except for the terms of the pilot programs and payments thereunder, the initial payments and the annual payments with respect to 1998), and the other payments described above will be adjusted so that Mississippi, Florida and Texas will receive the same payments as they would receive under such legislation.

      If the settling defendants enter into any future pre-verdict settlement agreement with a non-federal governmental plaintiff on more favorable terms (after due consideration of relevant differences in population or other appropriate factors), Mississippi, Florida and Texas will obtain treatment at least as relatively favorable as such governmental plaintiff.

      If federal legislation implementing the proposed Resolution or its substantial equivalent is enacted, the parties contemplate that Mississippi, Florida and Texas and any other state that has made an exceptional contribution to secure resolution of these matters may apply to a panel of independent arbitrators for reasonable compensation for its efforts in securing the proposed Resolution. The settling defendants have agreed not to oppose applications for $75 million by Mississippi, $250 million by Florida and $329.5 million by Texas, subject to a nationwide annual cap for all such payments of $100 million.

      Finally, the settlement agreements provide that they are not an admission or concession or evidence of any liability or wrongdoing on the part of any party, and were entered into by the settling defendants solely to avoid the further expense, inconvenience, burden and uncertainty of litigation.

Certain Other Tobacco-Related Litigation

In June 1995, an action was filed in federal court in Maryland against PM Inc. seeking certification of a purported class consisting of "all persons and estates injured as a result of the defendant's alleged failure to manufacture a fire safe cigarette since

1987" (Sacks, et al. v. Philip Morris Inc.). Plaintiffs alleged in their complaint that PM Inc. intentionally withheld and suppressed material information relating to technology to produce a cigarette less likely to cause fires, and failed to design and sell its cigarettes using the alleged technology. Compensatory and punitive damages were sought. In September 1996, an order was entered granting defendant's motion to dismiss. Plaintiffs have appealed the order.

      In September 1997, a purported class action was commenced by private plaintiffs in Alabama state court alleging that the U.S. tobacco companies and others conspired to fix cigarette prices in Alabama, that agreements leading to price increases were reached during the negotiations leading to the proposed Resolution discussed below, and that prices were increased pursuant to the alleged conspiracy in 1997 (Mosley, et al. v. Philip Morris Companies Inc., et al.). The purported class consists of Alabama residents who purchased cigarettes in 1997. Plaintiffs seek actual damages of no more than $500 per class member and statutory damages of $500 for each instance of injury or damages, and costs and interest. In September 1997, the state court conditionally certified the class. Defendants subsequently removed the case to federal court, and the federal court then vacated the state court's conditional class certification.

      Since September 1997, six suits have been filed by former asbestos manufacturers and asbestos manufacturers' personal injury settlement trusts against domestic tobacco manufacturers, including PM Inc., and others (Raymark Industries, Inc. v. Brown & Williamson Tobacco Corporation, et al.; Raymark Industries, Inc. v. R.J. Reynolds Tobacco Company, et al.; Fibreboard Corporation and Owens Corning v. The American Tobacco Company, et al.; Robert A. Falise, et al., Trustees of the Manville Personal Injury Settlement Trust v. The American Tobacco Company, et al.; Keene Creditors Trust v. Brown & Williamson Tobacco Corporation, et al.; and H.K. Porter Company, Inc. v. B.A.T. Industries, PLC, et al.). These cases seek, among other things, contribution or reimbursement for amounts expended for the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Plaintiffs in most of these cases also seek punitive damages.

Certain Other Actions

In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in a complaint filed as a purported class action in federal court in New York (Lawrence, et al. v. Philip Morris Companies Inc., et al.). Plaintiffs allege that defendants violated the federal securities laws by maintaining artificially high levels of profitability through an inventory management practice pursuant to which defendants allegedly shipped more inventory to customers than was necessary to satisfy market demand. In August 1995, the court granted plaintiffs' motion for class certification, certifying a class of all persons who purchased common stock of the Company between July 10, 1991 and April 1, 1993, and who held such stock at the close of business on April 1, 1993.

      In April 1994, the Company, PM Inc. and certain officers and directors were named as defendants in several purported class actions that were later consolidated in the United States District Court in the Southern District of New York (Kurzweil, et al. v. Philip Morris Companies Inc., et al. and State Board of Administration of Florida, et al. v. Philip Morris Companies Inc., et al.). In those cases, plaintiffs asserted that defendants violated federal securities laws by making allegedly false and misleading statements regarding the allegedly "addictive" qualities of cigarettes. In September 1995, the court granted defendants' motion to dismiss the two complaints in their entirety. The court then granted plaintiffs in the State Board action leave to replead one of their claims. The court dismissed the State Board claims in April 1996 and the Kurzweil claims in August 1996. In April 1997, the court granted a motion filed by the Kurzweil plaintiffs to vacate the judgment and for leave to amend their complaint.

      Since April 1996, five purported class action suits have been filed in Wisconsin alleging that Kraft Foods, Inc. ("Kraft") and others engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange (Stuart, et al. v. Kraft Foods, Inc., et al.; Sheeks, et al. v. Kraft Foods, Inc., et al.; Servais, et al. v. Kraft Foods, Inc. and the National Cheese Exchange, Inc.; Dodson, et al. v. Kraft Foods, Inc., et al.; and Noll, et al. v. Kraft Foods, Inc., et al.). Plaintiffs seek injunctive and equitable relief and treble damages. The court has granted the Sheeks and Stuart plaintiffs' motions for voluntary dismissal without prejudice. Plaintiffs in the three remaining cases have filed a consolidated class action complaint in Wisconsin seeking certification of a class consisting of all milk producers in the U.S. In October 1997, a purported class action suit was filed in Illinois against Kraft only (Vincent, et al. v. Kraft Foods, Inc.). This suit contains allegations similar to those in the consolidated Wisconsin class action, but only seeks a class comprising Kraft's milk suppliers.

      Tax assessments alleging the nonpayment of taxes in Italy (value-added taxes for the years 1988 to 1995 and income taxes for the years 1987 to 1995) have been served upon certain affiliates of the Company. The aggregate amount of unpaid taxes assessed to date is alleged to be the Italian lira equivalent of $2.5 billion. In addition, the Italian lira equivalent of $6.0 billion in interest and penalties has been assessed. The Company anticipates that value-added and income tax assessments may also be received in respect of 1996. In September 1997, in the first of several appeals filed by an affiliate of the Company, the Italian administrative tax court in Milan overturned one of the assessments for value-added taxes. A hearing on a second appeal was held in October 1997, and hearings on additional appeals were held in December 1997 and January 1998. Additional hearings are anticipated over the course of 1998. In a separate proceeding in Naples, a court has dismissed charges of criminal association against certain present and former officers and directors of affiliates of the Company, but permitted charges of tax evasion to proceed to trial. The Company, its affiliates and the officers and directors who are subject to the proceedings believe they have complied with applicable Italian tax laws and are vigorously contesting the pending tax assessments and the pending proceedings in Naples.

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention, including a decision by a federal district court on a motion for summary judgment not to preclude the United States Food and Drug Administration (the "FDA") from asserting jurisdiction over cigarettes as "drugs" or "medical devices," which decision is now under appeal. These developments, as well as the widespread media attention given to the proposed Resolution discussed below and the settlements of the Mississippi, Florida and Texas health care cost recovery actions and the Broin class action, may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

      Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an unfavorable outcome of certain pending litigation or by the proposed Resolution discussed below or by settlement, if any, of certain pending cases. However, implementation of the proposed Resolution should resolve the most significant tobacco litigation against the Company and its subsidiaries. Furthermore, the Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. Except as described below under the heading "Proposed Resolution of Certain Regulatory and Litigation Issues--Effects on Litigation," all such cases are, and will continue to be, vigorously defended.

Proposed Resolution of Certain Regulatory and Litigation Issues

On June 20, 1997, PM Inc. and other companies in the United States tobacco industry entered into a Memorandum of Understanding (the "Resolution") to support the adoption of federal legislation and ancillary undertakings that would resolve many of the regulatory and litigation issues affecting the United States tobacco industry and, thereby, reduce uncertainties facing the industry and increase stability in business and capital markets.

      There can be no assurance that federal legislation in the form of the proposed Resolution will be enacted or that it will be enacted without modification that is materially adverse to the Company or that any modification would be acceptable to the Company or that, if enacted, the legislation would not face legal challenges. Moreover, the negotiation and signing of the proposed Resolution could affect other federal, state and local regulation of the United States tobacco industry and regulation of the international tobacco industry.

      The proposed Resolution includes provisions relating to advertising and marketing restrictions, product warnings and labeling, access restrictions, licensing of tobacco retailers, the adoption and enforcement of "no sales to minors" laws by states, surcharges against the industry for failure to achieve underage smoking reduction goals, regulation of tobacco products by the FDA, public disclosure of industry documents and research, smoking cessation programs, compliance programs by the industry, public smoking and smoking in the workplace, enforcement of the proposed Resolution, industry payments and litigation.

Surcharge for Failure to Achieve Underage Smoking Reduction Goals

The proposed Resolution would require the FDA to impose annual surcharges on the industry if targeted reductions in underage smoking are not achieved in accordance with a legislative timetable. The surcharge would be based upon an approximation of the present value of the profit the companies would earn over the lives of all underage consumers in excess of the target and would be allocated among participating manufacturers based on their market share of the United States cigarette industry.

Industry Payments

The proposed Resolution would require participating manufacturers to make substantial payments in the year of implementation and thereafter ("Industry Payments"). Participating manufacturers would be required to make an aggregate $10 billion initial Industry Payment on the date that federal legislation implementing the terms of the proposed Resolution is signed. This Industry Payment would be based on relative market capitalizations, and the Company currently estimates that PM Inc.'s share of the initial Industry Payment would be approximately $6.6 billion (to be adjusted downward for initial payments made to Mississippi, Florida and Texas pursuant to settlements of health care cost recovery actions described above). Thereafter, the companies would be required to make specified annual Industry Payments determined and allocated among the companies based on volume of domestic sales as long as the companies continue to sell tobacco products in the United States. These Industry Payments, which would begin on December 31 of the first full year after implementing federal legislation is signed, would be in the following amounts (at 1996 volume levels)--year 1: $8.5 billion; year 2: $9.5 billion; year 3: $11.5 billion; year 4: $14 billion; and each year thereafter: $15 billion. These Industry Payments would be increased by the greater of 3% or the previous year's inflation rate, and would be adjusted to reflect changes from 1996 domestic sales volume levels.

      The Industry Payments would be separate from any surcharges discussed above. The Industry Payments would receive priority and would not be dischargeable in any bankruptcy or reorganization proceeding and would be the obligation only of entities selling tobacco products in the United States (and not their affiliated companies). The proposed Resolution provides that all payments by the industry would be ordinary and necessary business expenses in the year of payment, and no part thereof would be either in settlement of an actual or potential liability for a fine or penalty (civil or criminal) or the cost of a tangible or intangible asset. The proposed Resolution would provide for the pass-through to consumers of the annual Industry Payments in order to promote the maximum reduction in underage use.

Effects on Litigation

If enacted, the federal legislation provided for in the proposed Resolution would settle present attorney general health care cost recovery actions (or similar actions brought by or on behalf of any governmental entity other than the federal government), parens patriae and smoking and health class actions and all "addiction"/dependence claims, and would bar similar actions from being maintained in the future. However, the proposed Resolution provides that no stay applications will be made in pending governmental actions without the mutual consent of the parties. In recent months, PM Inc. and other companies in the domestic tobacco industry agreed to settle three health care cost recovery actions in Mississippi, Florida and Texas, and a smoking and health class action brought on behalf of flight attendants alleging injury caused by exposure to ETS aboard aircraft. The Company may enter into discussions to postpone or settle other actions, pending the enactment of the legislation contemplated by the proposed Resolution. No assurance can be given whether a postponement or settlement will be achieved or, if achieved, as to the terms thereof. The proposed Resolution would not affect any smoking and health class action or any health care cost recovery action that is reduced to final judgment before implementing federal legislation is effective.

      Under the proposed Resolution, the rights of individuals to sue the tobacco industry would be preserved, as would existing legal doctrine regarding the types of tort claims that can be brought under applicable statutory and case law except as expressly changed by implementing federal legislation. Claims, however, could not be maintained on a class or other aggregated basis and could be maintained only against tobacco manufacturing companies (and not their retailers, distributors or affiliated companies). In addition, all punitive damage claims based on past conduct would be resolved as part of the proposed Resolution, and future claimants could seek punitive damages only with respect to claims predicated upon conduct taking place after the effective date of implementing federal legislation. Finally, except with respect to actions pending as of June 9, 1997, third-party payor (and similar) claims could be maintained only if based on subrogation of individual claims. Under subrogation principles, a payor of medical costs can seek recovery from a third party only by "standing in the shoes" of the injured party and being subject to all defenses available against the injured party.

      The proposed Resolution contemplates that participating tobacco manufacturers would enter into a joint sharing agreement for civil liabilities relating to past conduct. Judgments and settlements arising from tort actions would be paid as follows. The proposed Resolution would set an annual aggregate cap of up to 33% of the annual base Industry Payment (including any reductions for volume declines). Any judgments or settlements exceeding the cap in a particular year would roll over into the next year. While judgments and settlements would run against the defendant, they would give rise to an 80-cents-on-the-dollar credit against the annual Industry Payment. Finally, any individual judgments in excess of $1 million would be paid at the rate of $1 million per year unless every other judgment and settlement could first be satisfied within the annual aggregate cap. In all circumstances, however, the companies would remain fully responsible for costs of defense and certain costs associated with the fees of attorneys representing certain plaintiffs in the litigation that would be settled by the proposed Resolution.

Financial Effects

The Company anticipates that PM Inc.'s share of the industry's $10 billion initial payment, which it currently estimates would be approximately $6.6 billion (adjusted downward for initial payments made to Mississippi, Florida and Texas pursuant to settlements of health care cost recovery actions), would be charged to expense in the period in which federal legislation implementing the terms of the proposed Resolution is enacted. In addition, the Company currently anticipates that implementation of the proposed Resolution would require a significant charge to expense in the period of enactment to comply with the proposed Resolution's regulations on advertising, marketing and production. The initial payment would be funded from a combination of available cash, commercial paper issuances, bank borrowings and long-term debt issuances in global markets. The initial payment would have a material adverse effect on the Company's operating income and cash flows in the quarter and year in which the proposed Resolution is enacted and on its financial position.

The initial payment would result in higher debt and higher interest expense, the amounts of which would depend upon the final form of the proposed Resolution, borrowing requirements and interest rates.

      The Company anticipates that PM Inc.'s share of future annual Industry Payments related to cigarette sales would be charged to expense as the related sales occur, and would be funded through price increases. The Company anticipates that annual surcharges, if any, imposed by the FDA for failure to meet required reduction levels in underage smoking, beginning in the fifth year after the proposed Resolution is implemented, would be charged to expense in the year of assessment or in the year prior thereto if it is then probable that such assessment will be made.

      The Company believes that implementation of the proposed Resolution would materially adversely affect the volume, operating revenues, cash flows and/or operating income of the Company in future years. The degree of the adverse impact would depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, interest rates and the timing of principal payments on debt incurred to finance the initial payment due under the proposed Resolution, and the effect of the proposed Resolution on cigarette consumption and the regulatory and litigation environment outside the United States.

Note 16. Additional Information:

(in millions)                                      1997        1996        1995
================================================================================
Years ended December 31:
  Depreciation expense                          $ 1,045     $ 1,038     $ 1,024
================================================================================
  Research and
    development expense                         $   533     $   515     $   481
================================================================================
  Advertising expense                           $ 3,451     $ 3,633     $ 3,724
================================================================================
  Interest and other debt
    expense, net:
    Interest expense                            $ 1,180     $ 1,183     $ 1,259
    Interest income                                (133)        (97)        (80)
--------------------------------------------------------------------------------
                                                $ 1,047     $ 1,086     $ 1,179
================================================================================
  Interest expense of financial
    services and real estate
    operations included in
    cost of sales                               $    67     $    80     $    84
================================================================================
  Rent expense                                  $   443     $   430     $   390
================================================================================

Note 17. Financial Services and Real Estate Operations:

Philip Morris Capital Corporation ("PMCC") is a wholly-owned subsidiary of the Company. PMCC invests in leveraged and direct finance leases, other tax-oriented financing transactions and third party financial instruments. During 1997, PMCC sold its wholly-owned subsidiary, Mission Viejo Company, which was engaged in land planning, development and sales activities in California and Colorado.

      Pursuant to a support agreement, the Company has agreed to retain ownership of 100% of the voting stock of PMCC and make periodic payments to PMCC to the extent necessary to ensure that earnings available for fixed charges equal at least 1.25 times its fixed charges. No payments were required in 1997, 1996 or 1995.

      Condensed balance sheet data at December 31, follows:

(in millions)                                                     1997      1996
================================================================================
Assets
  Finance leases                                                $8,561    $7,554
  Other investments                                                214       474
--------------------------------------------------------------------------------
                                                                 8,775     8,028
  Less unearned income and allowances                            3,063     2,682
--------------------------------------------------------------------------------
  Finance assets, net                                            5,712     5,346
  Other assets                                                     175       572
--------------------------------------------------------------------------------
      Total assets                                              $5,887    $5,918
================================================================================
Liabilities and stockholder's equity
  Intercompany payables                                         $  550    $    5
  Short-term borrowings                                                      173
  Long-term debt                                                   845     1,134
  Deferred income taxes                                          3,877     3,636
  Other liabilities                                                110       140
  Stockholder's equity                                             505       830
--------------------------------------------------------------------------------
      Total liabilities and stockholder's equity                $5,887    $5,918
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

      PMCC's investment securities, included in other investments, are classified as available for sale and are recorded at fair value, with unrealized gains and losses included as a component of stockholder's equity, net of related deferred income taxes. The total estimated fair value of other investments, which principally includes commercial receivables at December 31, 1997 and 1996, approximated their carrying values. Fair values were estimated by discounting projected cash flows using the current rates for similar loans to borrowers with similar credit ratings and maturities.

Condensed income statement data follow for the years ended December 31,

(in millions)                                           1997      1996      1995
================================================================================
Revenues:
  Financial services                                    $241      $222      $197
  Real estate                                             99       157       184
--------------------------------------------------------------------------------
Total revenues                                           340       379       381
Expenses:
  Financial services                                     104       107       107
  Real estate                                             66        98       129
--------------------------------------------------------------------------------
Total expenses                                           170       205       236
Gain on disposal of real estate
  subsidiary                                             103
Equity in earnings of limited
  partnership investments                                 17        15        15
--------------------------------------------------------------------------------
Earnings before income taxes                             290       189       160
Provision for income taxes                               132        66        55
--------------------------------------------------------------------------------
Net earnings                                            $158      $123      $105
================================================================================

Note 18. Financial Instruments:

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

      The Company has foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Swiss francs. At December 31, 1997 and 1996, the notional principal amounts of these agreements were $1.4 billion and $2.2 billion, respectively. Aggregate maturities at December 31, 1997 were as follows (in millions): 1998-$166; 1999-$350; 2000-$215; 2002-$171; and 2003 and
thereafter-$492. The notional amount is the amount used for the calculation of interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

      Forward exchange contracts and foreign currency options are used by the Company to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany and third party transactions. At December 31, 1997, the Company had forward exchange and option contracts, all maturing within one year, with U.S. dollar equivalent values of $1.4 billion and $1.1 billion, respectively. At December 31, 1996, the Company had foreign exchange contracts, all maturing within one year, with U.S. dollar equivalent values of $1.7 billion.

Credit exposure and credit risk

The Company is exposed to credit loss in the event of nonperformance by counterparties to the swap agreements. However, such exposure was not material at December 31, 1997, and the Company does not anticipate nonperformance. Further, the Company does not have a significant credit exposure to an individual counterparty.

Fair value

The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 1997 was $14.7 billion as compared to its carrying value of $14.1 billion. The aggregate fair value of the Company's total debt at December 31, 1996 was $15.7 billion as compared to its carrying value of $15.2 billion. The estimated fair value of financial services' other investments and receivables approximated their carrying values at December 31, 1997 and 1996.

      The carrying values of the foreign currency and related interest rate swap agreements, the forward currency contracts and the currency option contracts, which did not differ materially from their fair values, were not material.

      See Notes 6, 7 and 17 for additional disclosures of fair value for short-term borrowings, long-term debt and financial instruments within the financial services and real estate operations, respectively.

Note 19. Quarterly Financial Data (Unaudited):

                                                 1997 Quarters
(in millions,
except per share data)              1st          2nd         3rd          4th
================================================================================
Operating revenues              $18,217      $18,413     $18,092      $17,333
================================================================================
Gross profit                    $ 7,376      $ 7,600     $ 7,420      $ 7,029
================================================================================
Net earnings                    $ 1,773      $ 1,836     $ 1,406      $ 1,295
================================================================================
Per share data:
  Basic EPS                     $  0.73      $  0.76     $  0.58      $  0.54
================================================================================
  Diluted EPS                   $  0.72      $  0.75     $  0.58      $  0.53
================================================================================
  Dividends declared            $  0.40      $  0.40     $  0.40      $  0.40
================================================================================
  Market price--high            $ 46 37/64   $ 48 1/8    $ 46 9/16    $ 45 7/8
              --low             $ 36         $ 37 1/4    $ 39 15/16   $ 36 15/16
================================================================================

During the fourth quarter of 1997, the Company sold several international food businesses, including its Brazilian ice cream businesses, for total proceeds of $1.1 billion and net pretax gains of $775 million. In addition, the Company sold its equity interest in a Canadian beer operation and sold a minority interest in a beer import operation for proceeds of $306 million and a pretax gain of $12 million.

      During the fourth quarter of 1997, the Company recorded a charge of $342 million related primarily to the downsizing or closure of manufacturing and other facilities, as well as the discontinuance of certain low-margin product lines of its international food operations. The Company also recorded a charge of $288 million for incremental postemployment benefits, primarily related to severance.

      During the third and fourth quarters of 1997, the Company recorded litigation settlement charges of $812 million and $645 million, respectively.

                                                 1996 Quarters
(in millions,
except per share data)              1st          2nd          3rd         4th
================================================================================
Operating revenues              $17,491      $17,509      $17,414     $16,790
================================================================================
Gross profit                    $ 6,989      $ 7,100      $ 7,092     $ 6,812
================================================================================
Net earnings                    $ 1,565      $ 1,621      $ 1,646     $ 1,471
================================================================================
Per share data:
  Basic EPS                     $  0.63      $  0.66      $  0.67     $  0.61
================================================================================
  Diluted EPS                   $  0.62      $  0.65      $  0.67     $  0.60
================================================================================
  Dividends declared            $  0.33 1/3  $  0.33 1/3  $  0.40     $  0.40
================================================================================
  Market price--high            $ 34 7/8     $ 35 3/4     $ 35 53/64  $ 39 43/64
              --low             $ 28 35/64   $ 28 35/64   $ 28 35/64  $ 29 59/64
================================================================================

During 1996, the Company sold several domestic and international food businesses at net pretax gains of $320 million, most of which were reflected in fourth quarter earnings.

      During 1996, the Company initiated cost saving programs that included the downsizing and closure of certain food manufacturing facilities, with related workforce reductions, which resulted in a charge to pretax earnings of $320 million.

                           ==========================

The principal stock exchange, on which the Company's common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 1998, there were approximately 149,900 holders of record of the Company's common stock.

Report of Independent Accountants

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

We have audited the accompanying consolidated balance sheets of Philip Morris Companies Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


New York, New York
January 26, 1998


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

62