Form 10-K, Exhibit 13
period 1998-12-31
PHILIP MORRIS COMPANIES INC
filed 1999-03-18
CIK 764180

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

Consolidated Operating Results
(in millions)                                       Operating Revenues
-------------------------------------------------------------------------------
                                             1998           1997           1996
-------------------------------------------------------------------------------
Operating Revenues
Domestic tobacco                          $15,310        $13,584        $12,462
International tobacco                      27,390         26,240         24,087
North American food                        17,312         16,838         16,447
International food                          9,999         10,852         11,503
Beer                                        4,105          4,201          4,327
Financial services                            275            340            378
-------------------------------------------------------------------------------
Operating revenues                        $74,391        $72,055        $69,204
===============================================================================

(in millions)                                        Operating Income
-------------------------------------------------------------------------------
                                             1998           1997           1996
-------------------------------------------------------------------------------
Operating Income
Domestic tobacco                          $ 1,489        $ 3,287        $ 4,206
International tobacco                       5,029          4,572          4,078
North American food                         3,055          2,873          2,628
International food                          1,127          1,326          1,303
Beer                                          451            459            440
Financial services                            183            297            193
-------------------------------------------------------------------------------
Operating companies income                 11,334         12,814         12,848
General corporate expenses                   (645)          (479)          (442)
Minority interest                            (128)           (87)           (43)
Amortization of goodwill                     (584)          (585)          (594)
-------------------------------------------------------------------------------
Operating income                          $ 9,977        $11,663        $11,769
===============================================================================
Amortization of goodwill is primarily attributable to the North American food segment.

      1998 compared with 1997: Operating revenues for 1998 increased $2.3 billion (3.2%) from 1997, primarily due to domestic and international tobacco operations. The comparison of operating revenues was affected by the 1998 sales of several international food businesses and the 1997 sales of Brazilian ice cream businesses, North American maple-flavored syrup businesses and a Scandinavian sugar confectionery business. Financial services operating revenues in 1998 decreased due to the 1997 sale of its real estate business. Excluding the 1998 and 1997 divested operations, operating revenues increased $2.9 billion (4.1%) from 1997.

      Operating income for 1998 decreased $1.7 billion (14.5%) from 1997. Operating income was reduced in 1998 and 1997 as a result of pre-tax charges of $3.4 billion and $1.5 billion, respectively, taken by Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, for its share of all fixed and determinable portions of its obligations related primarily to the settlement of certain tobacco-related litigation. Operating income was further reduced in 1998 by pre-tax charges of $337 million primarily related to voluntary early retirement and separation programs at PM Inc. and $116 million related to the Company's settlement of shareholder litigation. During 1997, operating income was reduced by a $630 million pre-tax charge to realign the international food operations. In addition, 1997 operating income was increased by $877 million of pre-tax gains on the sales of ice cream businesses in Brazil and real estate operations in the United States. Excluding the foregoing pre-tax charges and gains and results of operations from businesses sold in 1998 and 1997, operating income increased $1.1 billion (8.3%) from 1997, reflecting favorable results of operations in domestic tobacco, international tobacco and North American food operations. Operating companies income, which is defined as operating income before general corporate expenses, minority interest and amortization of goodwill, decreased $1.5 billion (11.5%) from 1997 due primarily to the items noted above. Excluding these items, operating companies income increased 8.1% on higher earnings from domestic tobacco, international tobacco and North American food operations.

      Currency movements, primarily the strengthening of the U.S. dollar versus European and Asian currencies, decreased operating revenues by $2.2 billion ($1.4 billion, excluding excise taxes) and operating companies income by $365 million in 1998 versus 1997. In January of 1999, the U.S. dollar began to strengthen against the euro, the new common currency established by eleven of the fifteen member countries of the European Union. Although the Company cannot predict future movements in currency rates, strengthening of the dollar against the euro, if sustained during 1999, could have an unfavorable impact on operating revenues and operating companies income comparisons with 1998. In addition, the Company's businesses in certain Asian markets and, more recently, in Russia and Brazil have been adversely affected by economic instability in those areas. Although the Company cannot predict future economic developments, the Company anticipates that economic instability will continue to adversely affect its businesses in those markets during 1999.

      Interest and other debt expense, net, for 1998 decreased $162 million (15.4%) from 1997. This decline was due primarily to higher interest income, reflecting higher cash and cash equivalent balances and to lower average debt outstanding during 1998.

      Net earnings of $5.4 billion in 1998 decreased 14.9% from 1997, and basic EPS of $2.21 in 1998 decreased by 15.3% from 1997. Similarly, diluted EPS decreased 14.7% to $2.20 from $2.58 in 1997. Net earnings, basic EPS and diluted EPS in 1998 and 1997 were affected by the after-tax impact of the litigation settlement charges, voluntary early retirement and separation program charges, international food realignment charges and gains on divestitures, as previously noted. Excluding the impact of these items, net earnings increased 9.2% to $7.8 billion, basic

EPS increased 8.9% to $3.19 and diluted EPS increased 8.9% to $3.17, respectively, from $7.1 billion, $2.93 and $2.91, respectively, in 1997.

      1997 compared with 1996: Operating revenues for 1997 increased $2.9 billion (4.1%) and operating companies income decreased $34 million (0.3%) from 1996. Operating revenues were higher due primarily to increases in domestic and international tobacco and North American food operations.

      Operating companies income was reduced as a result of pre-tax charges of $1.5 billion taken by PM Inc., for its share of all fixed and determinable portions of its obligations related to settling health care cost recovery litigation in Mississippi, Florida and Texas and a one-time charge for settling the Broin case, a Florida class action brought on behalf of airline flight attendants. Operating companies income was further reduced by pre-tax charges of $630 million to realign the international food operations. Operating companies income was increased by a $774 million pre-tax gain on the sale of ice cream businesses in Brazil and a $103 million pre-tax gain on the sale of real estate operations. Excluding these items, operating companies income increased 10.9%, reflecting favorable results of operations in domestic tobacco, international tobacco, North American food and beer operations.

      Currency movements, primarily the strengthening of the U.S. dollar versus European, Japanese and other Asian currencies, decreased operating revenues by $3.2 billion ($1.9 billion, excluding excise taxes) and operating companies income by $470 million in 1997 versus 1996.

      Year 2000: As many computer systems and other equipment with embedded chips or processors (collectively, "Business Systems") use only two digits to represent the year, they may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 ("Y2K") issue or Century Date Change ("CDC") issue. The CDC issue can arise at any point in the Company's supply, manufacturing, processing, distribution and financial chains.

      The Company and each of its operating subsidiaries are in the process of implementing a CDC readiness program with the objective of having all of their significant Business Systems, including those that affect facilities and manufacturing activities, functioning properly with respect to the CDC issue before January 1, 2000, and taking other appropriate measures to minimize possible disruptions to their business operations due to the CDC issue. This program is well underway. Generally, however, those subsidiaries with primarily North American operations (PM Inc., Kraft Foods North America, Miller Brewing Company and Philip Morris Capital Corporation) are closer to CDC readiness than those with extensive international operations (Philip Morris International ("PMI") and Kraft Foods International ("KFI")).

      During the first phase of the CDC readiness program, those internal Business Systems of the Company and its operating subsidiaries that are susceptible to system failures or processing errors as a result of the CDC issue were identified and assessed. This effort is complete.

      The second phase of the CDC readiness program involves the actual remediation and replacement of internal Business Systems. The Company and its operating subsidiaries are using both internal and external resources to complete this process. The Company's objective is to substantially complete this effort, as well as the testing and certification of individual systems for CDC readiness, by June 1999. Integration testing and certification (i.e., the testing and certification of the interfaces between individual Business Systems previously certified as Year 2000 ready as well as the testing and certification of the external linkages between the Company's systems with those of third parties) is expected to be substantially completed by September 1999.

      As part of the CDC readiness program, significant service providers, vendors, suppliers, customers and governmental entities ("Key Business Partners") that are believed to be critical to business operations after January 1, 2000, have been identified and steps are being undertaken in an attempt to reasonably ascertain their stage of CDC readiness through questionnaires, interviews, on-site visits and other available means. In many cases, governmental agencies and utilities (particularly outside North America) have a lower level of CDC awareness and are less willing to provide information concerning their state of CDC readiness. The CDC readiness of Key Business Partners will continue to be monitored and contingency plans will be developed, as appropriate, for those considered to have a significant risk of CDC failure.

      Because of the vast number of Business Systems used by the Company and its operating subsidiaries, the significant number of Key Business Partners, the extent of the Company's foreign operations, including operations within countries that are not actively promoting remediation of the CDC issue, the Company presently believes that it may experience some disruption in its business due to the CDC issue. More specifically, because of the interdependent nature of Business Systems, the Company and its operating subsidiaries could be materially adversely affected if utilities, private businesses and governmental entities with which they do business or that provide essential services are not CDC ready. The Company currently believes that the greatest risks of disruption in its businesses exist in certain international markets and with respect to the CDC readiness of certain of its Key Business Partners. Each of the Company's operating subsidiaries is developing its own risk assessment of the possible impact of the CDC issue on its business operations. Although it is not currently possible to quantify the most reasonably likely worst case scenario, the possible consequences of the Company or Key Business Partners not being fully CDC ready in a timely manner include, among other things, temporary plant closings, delays in the delivery of products, delays in the receipt of supplies, invoice and collection errors, and inventory and supply obsolescence. Consequently, the business and results of operations of the Company could be materially adversely affected by a temporary inability of the Company and its operating subsidiaries to conduct their businesses in the ordinary course for periods of time due to the CDC issue. However, the Company believes that its CDC readiness program, including the contingency planning discussed below, should significantly reduce the adverse effect any such disruptions may have.

      Concurrently with the CDC readiness measures described above, the Company and its operating subsidiaries are developing contingency plans intended to mitigate the possible disruption in business operations that may result from the CDC issue. Contingency plans may include stockpiling raw, packaging and promotional materials, increasing inventory levels at the operating company, wholesale and retail levels, adjusting the timing of promotional programs, securing alternate sources of supply, distribution and warehousing, adjusting facility shut-down and start-up schedules, manual workarounds, procuring back-up power generators and heat supply for key plants, hiring additional staff and other appropriate measures. The Company's objective is to substantially complete its contingency planning effort by June 1999. These plans will continue to be evaluated and modified as additional information becomes available. While the Company cannot reasonably estimate at this time the cost of implementing contingency plans (since such costs will depend on the nature and extent of future Year 2000 events), it currently does not believe that such costs should have a material adverse effect on the Company's future consolidated results of operations. However, in any given reporting period, such costs may be a factor in describing changes in operating companies income for the Company's business segments.

      It is currently estimated that the aggregate cost of the Company's CDC compliance/remediation efforts will be approximately $550 million, of which approximately $325 million has been spent. The remaining costs relate to remediation efforts, the final testing and certification of Business Systems and other CDC-related efforts. Generally, the above costs are being expensed as they are incurred and are being funded through operating cash flow. These amounts do not include any costs associated with the implementation of contingency plans. The costs associated with the replacement of computerized systems, hardware or equipment (currently estimated to be approximately $150 million), substantially all of which would be capitalized, are also not included in the above estimates. Other non-Year 2000 information technology projects have not been materially affected by the Company's Year 2000 initiatives.

      The Company's CDC readiness program is an ongoing process and the risk assessments and estimates of costs and completion dates for various components of the CDC readiness program described above are forward looking statements and are subject to change. Factors that may cause such changes include, among others, the continued availability of qualified personnel and other information technology resources; the ability to identify and remediate all date-sensitive lines of computer code and embedded chips; the timely receipt and installation of CDC-ready replacement systems; the actions of governmental agencies, utilities and other third parties with respect to the Year 2000 issue; the ability to implement contingency plans (for example, the availability of additional warehouse space); and the occurrence of broad-based or systemic economic failures.

      Euro: On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency - the euro. At that time, the euro began trading on currency exchanges and could be used in business transactions. Beginning in January 2002, new euro-denominated currency will be issued, and legacy currencies will be withdrawn from circulation. The Company's operating subsidiaries affected by the euro conversion have established and, where required, implemented plans to address the systems and business issues raised by the euro currency conversion. These issues include, among others, (1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions; and (2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis, particularly once the euro currency is issued in 2002. The Company currently anticipates that the euro conversion will not have a material adverse impact on its financial condition or results of operations.

Operating Results by Business Segment

Tobacco

Business Environment

The tobacco industry, both in the United States and abroad, has faced, and continues to face, a number of issues that may adversely affect the business, volume, results of operations, cash flows and financial position of PM Inc., PMI and the Company.

      These issues, some of which are more fully discussed below, include legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the purported adverse health effects associated with both smoking and exposure to environmental tobacco smoke ("ETS"); increased smoking and health litigation; price increases in the United States related to the settlement of certain tobacco litigation; actual and proposed excise tax increases; the issuance of final regulations by the United States Food and Drug Administration ("FDA") that, if upheld by the courts, would regulate cigarettes as "drugs" or "medical devices"; governmental and grand jury investigations; actual and proposed requirements regarding disclosure of cigarette ingredients and other proprietary information as well as the testing and reporting of the yields of "tar," nicotine and other constituents found in cigarette smoke; governmental and private bans and restrictions on smoking; actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States; actual and proposed restrictions on tobacco manufacturing, marketing, advertising and sales (including two European Union directives that, if implemented, will (i) ban virtually all forms of tobacco advertising and sponsorship in the European Union other than at the retail point of sale, and (ii) will abolish duty-free tobacco sales among the member states of the European Union); proposed legislation to eliminate the U.S. tax deductibility of tobacco advertising and promotional costs; proposed legislation in the United States to require the establishment of ignition propensity performance standards for cigarettes; the diminishing social acceptance of smoking and increased pressure from anti-smoking groups and unfavorable press reports; and other tobacco legislation that may be considered by the Congress, the states and other countries.

      Excise taxes: Cigarettes are subject to substantial federal and state excise taxes in the United States and to similar taxes in most foreign markets. The United States federal excise tax on cigarettes is currently $0.24 per pack of 20 cigarettes and is scheduled to increase to $0.34 per pack in the year 2000 and then to $0.39 per pack in 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.50 per pack in a given locality in the United States. Congress has been considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and the Clinton Administration's fiscal year 2000 budget proposal includes an additional increase of $0.55 per pack in the federal excise tax. Increases in other cigarette-related taxes have been proposed at the state and local level and in many jurisdictions outside the United States.

      In the opinion of PM Inc. and PMI, increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Any future increases, the extent of which cannot be predicted, could result in volume declines for the cigarette industry, including PM Inc. and PMI, and might cause sales to shift from the premium segment to the discount segment.

      Federal Trade Commission ("FTC"): In September 1997, the FTC issued a request for public comments on its proposed revision of the "tar" and nicotine testing and reporting standards established by a 1970 voluntary agreement between the FTC and domestic cigarette manufacturers. In February 1998, PM Inc. and three other domestic cigarette manufacturers filed comments on the proposed revisions. In November 1998, the FTC wrote to the Department of Health and Human Services requesting its assistance in developing specific recommendations on the future of the FTC's program for testing the "tar," nicotine and carbon monoxide content of cigarettes.

      FDA regulations: The FDA has promulgated regulations asserting jurisdiction over cigarettes as "drugs" or "medical devices" under the provisions of the Food, Drug and Cosmetic Act. These regulations include severe restrictions on the distribution, marketing and advertising of cigarettes, and would require the industry to comply with a wide range of labeling, reporting, recordkeeping, manufacturing and other requirements. The FDA's exercise of jurisdiction, if not reversed by judicial or legislative action, could lead to more expansive FDA-imposed restrictions on cigarette operations than those set forth in the regulations, and could materially adversely affect the business, volume, results of operations, cash flows and financial position of PM Inc. and the Company. In August 1998, the Fourth Circuit Court of Appeals ruled that the FDA does not have the authority to regulate tobacco products, and declared the FDA's regulations invalid and, in November 1998, that court denied the FDA's petition for rehearing. The FDA is now petitioning the U.S. Supreme Court to review the judgment of the Fourth Circuit Court of Appeals in this case. The ultimate outcome of this litigation cannot be predicted.

      Ingredient disclosure laws: The Commonwealth of Massachusetts has enacted legislation to require cigarette manufacturers to report yearly the flavorings and other ingredients used in each brand of cigarettes sold in the Commonwealth, and on a qualified, by-brand basis to provide "nicotine-yield ratings" for their products based on standards to be established by the Commonwealth. Enforcement of the ingredient disclosure provisions of the statute could result in the public disclosure of valuable proprietary information. In December 1997, a federal district court in Boston granted the tobacco company plaintiffs a preliminary injunction and enjoined the Commonwealth from enforcing the ingredient disclosure provisions of the legislation. In November 1998, the First Circuit Court of Appeals affirmed this ruling. In addition, both parties' cross-motions for summary judgment are pending before the district court. The ultimate outcome of this lawsuit cannot be predicted. Similar legislation has been enacted or proposed in other states, such as Texas. Some jurisdictions outside the United States, including Thailand, have also enacted or proposed ingredient disclosure laws or regulations.

      The U.S. Environmental Protection Agency's report on ETS: In 1993, the U.S. Environmental Protection Agency (the "EPA") issued a report relating to certain alleged health effects of ETS. The report included a risk assessment relating to the alleged association between ETS and lung cancer in nonsmokers, and a determination by the EPA to classify ETS as a "Group A" carcinogen. In July 1998, a federal district court vacated those sections of the report relating to lung cancer, finding that the EPA may have reached different conclusions had it complied with certain relevant statutory requirements. The federal government has appealed the court's ruling. The ultimate outcome of this litigation cannot be predicted.

                       ----------------------------------

It is not possible to predict the outcome of the above-described matters, or to predict what, if any, other foreign or domestic governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, the business, volume, results of operations, cash flows and financial position of PM Inc., PMI and the Company could be materially adversely affected.

                       ----------------------------------

      Governmental and grand jury investigations: PM Inc. has received requests for information (including grand jury subpoenas) in connection with governmental investigations of the tobacco industry, and is cooperating with respect to such requests. Present and former employees of PM Inc. have testified or have been asked to testify in connection with certain of these matters. The investigations include four grand jury investigations being conducted by: the United States Attorney for the Eastern District of New York relating to the Council for Tobacco Research-U.S.A., Inc., a research organization of which PM Inc. was a sponsor; the United States Department of Justice in Washington, D.C. relating to issues raised in testimony provided by tobacco industry executives before Congress and other related matters; the United States Department of Justice Antitrust Division in the Eastern District of Pennsylvania relating to tobacco leaf purchases; and the United States Attorney for the Northern District of New York relating to alleged contraband transactions primarily in Canadian-brand tobacco products. PMI and its subsidiary, Philip Morris Duty Free Inc., have also received subpoenas in the last referenced investigation. While the outcomes of these investigations cannot be predicted, PM Inc., PMI and Philip Morris Duty Free Inc. believe they have acted lawfully.

      Smoking and health litigation: As further discussed in Note 16 of the Notes to Consolidated Financial Statements ("Note 16"), there is litigation pending in various United States and foreign jurisdictions related to tobacco products. These cases generally fall within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, and
(iii) health care cost recovery cases brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking. Governmental plaintiffs have included local, state and certain foreign governmental entities. Non-governmental plaintiffs in these cases include union health and welfare trust funds, Blue Cross/Blue Shield groups, health maintenance organizations, hospitals, native American tribes, taxpayers and others. Damages claimed in some of the smoking and health class actions and health care cost recovery cases range into the billions of dollars.

      There have been a number of jury verdicts in individual smoking and health cases over the past three years. In February 1999, a California jury awarded $1.5 million in compensatory damages and $50.0 million in punitive damages against PM Inc. PM Inc. has announced that it will appeal the verdict and the damage award. Prior to that, juries had returned verdicts for defendants in three individual smoking and health cases and in one individual ETS smoking and health case. In January 1999, a Florida court set aside a $1.0 million jury award in a smoking and health case against another United States cigarette manufacturer and ordered a new trial in the case. In June 1998, a Florida appeals court reversed a $750,000 jury verdict awarded in August 1996 against another United States cigarette manufacturer. Plaintiff is seeking an appeal of this ruling to the Florida Supreme Court. In Brazil, a court in 1997 awarded plaintiffs in a smoking and health case the Brazilian currency equivalent of $81,000, attorneys' fees and a monthly annuity for 35 years equal to two-thirds of the deceased smoker's last monthly salary. Neither the Company nor its affiliates were parties to that action.

      In recent years, there has been a substantial increase in the number of smoking and health cases being filed.

      As of December 31, 1998, there were approximately 510 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company, compared with approximately 375 such cases on December 31, 1997, and 185 such cases on December 31, 1996. Many of these cases are pending in Florida, West Virginia and New York. Fifteen of the individual cases involve allegations of various personal injuries allegedly related to exposure to ETS.

      In addition, as of December 31, 1998, there were approximately 60 smoking and health putative class actions pending in the United States against PM Inc. and, in some cases, the Company (including eight that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 50 such cases on December 31, 1997, and 20 such cases on December 31, 1996. Most of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

      As of December 31, 1998, there were approximately 95 health care cost recovery actions pending in the United States (excluding the cases covered by the State Settlement Agreements discussed below), compared with approximately 105 health care cost recovery cases pending on December 31, 1997, and 25 such cases on December 31, 1996. In January 1999, President Clinton announced that the United States Department of Justice is preparing a litigation plan to take tobacco companies to court and to use recovered funds to strengthen Medicare.

      There are also a number of tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries including, approximately 28 smoking and health cases initiated by one or more individuals (Argentina (20), Brazil (1), Canada (1), Italy (1), Japan (1), the Philippines
(1), Scotland (1) and Turkey (2)), and six smoking and health class actions (Brazil (2), Canada (3) and Nigeria (1)). In addition, health care cost recovery actions have been brought in Israel, the Republic of the Marshall Islands and British Columbia, Canada, and, in the United States, by Thailand, Venezuela and the Republics of Bolivia, Guatemala, Panama and Nicaragua. Other foreign entities, including a local agency of the French social security health insurance system, have stated that they are considering filing health care cost recovery actions.

      In addition to the foregoing smoking and health cases, a number of suits have been filed by former asbestos manufacturers, asbestos manufacturers' personal injury settlement trusts and, in one case, by an insurance company seeking contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Damages claimed in some of these cases range into the billions of dollars.

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome or settlement of a pending smoking and health or health care cost recovery case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

      Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. The present legislative and litigation environment is substantially uncertain, and it is possible that the Company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. All such cases are, and will continue to be, vigorously defended. However, the Company and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of the Company's stockholders to do so.

      Litigation settlements: In November 1998, PM Inc. and certain other United States tobacco product manufacturers entered into a Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM Inc. and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements") and an ETS smoking and health class action brought on behalf of airline flight attendants. The State Settlement Agreements and certain ancillary agreements are filed as exhibits to various of the Company's reports filed with the Securities and Exchange Commission, and such agreements and the ETS settlement are discussed in detail therein, and the discussion herein is qualified by reference thereto.

      PM Inc. recorded pre-tax charges of $3.1 billion and $1.5 billion during 1998 and 1997, respectively, to accrue for its share of all fixed and determinable portions of its obligations under the tobacco settlements, as well as $300 million during 1998 for its unconditional obligation under an agreement in principle to contribute to a tobacco growers trust fund, discussed in Note
16. As of December 31, 1998, PM Inc. had accrued costs of its obligations under the settlements and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. The settlement agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement in principle with tobacco growers discussed in Note 16), subject to adjustment for several factors, including inflation, market share and industry volume: 1999, $4.2 billion (of which $2.7 billion related to the MSA and has already been paid by the industry); 2000, $9.2 billion; 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion; and
thereafter, $9.4 billion. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 1999, $450 million; 2000, $416 million; and 2001 through 2002, $250 million. These payment obligations are the several and not joint obligations of each settling defendant. PM Inc.'s portion of the future adjusted payments and legal fees, which is not currently estimable, will be based on its share of domestic cigarette shipments in the year preceding that in which the payment is made. PM Inc.'s shipment share in 1998 was approximately 50%.

      The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws and other provisions. Among other things, the MSA:

(i) prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products;

(ii) bans the use of cartoon characters in all tobacco advertising and promotion;

(iii) limits each participating manufacturer in the MSA to one tobacco brand name sponsorship during any twelve-month period (except for wind-down of existing contracts). The single permitted sponsorship may not include major team sports or events in which the intended audience includes a significant percentage of youth. The agreement limits the advertising and promotion in connection with such permitted sponsorship, and bans agreements to name any stadium or arena in the name of a tobacco brand name;

(iv) bans all outdoor advertising of tobacco products (including, but not limited to, billboards and tobacco advertising in transportation facilities, vehicles, enclosed stadia and shopping malls), with the exception of signs fourteen square feet or less in dimension at retail establishments that sell tobacco products (other than solely through vending machines). The settling states may use removed billboards for anti-tobacco advertising for the duration of the existing lease period at the expense of the applicable participating manufacturer;

(v) bars participating manufacturers from entering into agreements that prohibit a third party from selling, purchasing or displaying anti-tobacco advertising;

(vi)   prohibits payments for tobacco product placement in various media;

(vii) bans participating manufacturers from offering or selling non-tobacco apparel and other merchandise that bears a tobacco brand name, subject to specified exceptions;

(viii) prohibits the distribution of free samples of tobacco products except within an adult-only facility;

(ix) bans gift offers based on the purchase of tobacco products without sufficient proof that the intended gift recipient is an adult;

(x) prohibits each participating manufacturer from licensing or expressly authorizing third parties to advertise such manufacturer's tobacco brand names in any manner prohibited under the agreement to that manufacturer itself;

(xi) prohibits participating manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities, subject to specified exceptions;

(xii) prohibits participating manufacturers from selling or manufacturing packs containing fewer than twenty cigarettes through December 31, 2001, and bars participating manufacturers from opposing proposed legislation to prohibit the sale of packs containing fewer than twenty cigarettes;

(xiii) requires participating manufacturers to affirm corporate principles to comply with the agreement and to reduce underage usage of tobacco products;

(xiv) imposes requirements applicable to lobbying activities conducted on behalf of participating manufacturers;

(xv) prohibits participating manufacturers from agreeing to limit or suppress smoking and health information or research or product development research;

(xvi) prohibits participating manufacturers from making any material misrepresentation of fact regarding the health consequences of using tobacco products; and

(xvii) provides for the dissolution of the Council for Tobacco Research--U.S.A., Inc., The Tobacco Institute, Inc. and the Center for Indoor Air Research, Inc. and establishes rules for the regulation and oversight of any new tobacco-related trade association.

As of January 22, 1999, the MSA had been approved by courts in 41 states and in the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and Northern Marianas. If a jurisdiction does not obtain final judicial approval of the MSA by December 31, 2001, the agreement will be terminated with respect to such jurisdiction.

      The Company believes that the State Settlement Agreements may materially adversely affect the business, volume, results of operations, cash flows or financial position of PM Inc. and the Company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements. As of January 22, 1999, manufacturers representing almost all domestic shipments in 1998 had agreed to become subject to the terms of the MSA.

Operating Results
                                                             Operating
(in millions)              Operating Revenues             Companies Income
--------------------------------------------------------------------------------
                         1998      1997      1996      1998      1997      1996
--------------------------------------------------------------------------------
Domestic tobacco       $15,310   $13,584   $12,462    $1,489    $3,287    $4,206
International tobacco   27,390    26,240    24,087     5,029     4,572     4,078
--------------------------------------------------------------------------------
Total                  $42,700   $39,824   $36,549    $6,518    $7,859    $8,284
================================================================================

In 1998, current year and historical operating revenues and operating companies income of the Company's domestic tobacco and international tobacco operations were reclassified to reflect the transfer of tobacco sales in certain U.S. territories from the international tobacco business to the domestic tobacco business, consistent with the terms of PM Inc.'s settlements of state health care cost recovery and other claims.

1998 Compared with 1997

      Domestic tobacco: During 1998, PM Inc.'s operating revenues increased $1.7 billion (12.7%) over 1997, due primarily to pricing ($2.1 billion) and improved product mix ($33 million), partially offset by lower volume ($450 million).

      As discussed above, during 1998 and 1997, PM Inc. recorded pre-tax charges totaling $3.1 billion and $1.5 billion, respectively, as PM Inc. and other companies in the United States tobacco industry settled tobacco-related litigation. PM Inc. also recorded an additional pre-tax charge of $300 million in 1998 for a contribution to be made into a fund to compensate domestic tobacco growers for the economic impact that they may experience as a result of the settlement agreements. In addition, PM Inc. recorded pre-tax charges of $319 million related primarily to voluntary early retirement and separation programs for salaried and hourly employees. On February 24, 1999, PM Inc. announced that it plans to phase out cigarette production at its Louisville, Kentucky manufacturing plant by December 2000. PM Inc. estimates that this will result in a pre-tax charge of approximately $200 million, principally for severance, in the first half of 1999.

      Operating companies income for 1998 decreased $1.8 billion (54.7%) from 1997, due primarily to higher tobacco-related settlement charges ($1.9 billion), charges for voluntary early retirement and separation programs and severance

($319 million), higher marketing, administration and research costs ($989 million, primarily higher marketing expenses as competition intensified), and lower volume ($295 million), partially offset by price increases, net of cost increases ($1.8 billion) and improved product mix. Excluding the impact of tobacco-related settlements and the voluntary early retirement and separation programs, PM Inc.'s operating companies income of $5,189 million in 1998 increased 9.4% over $4,744 million in 1997.

      Domestic tobacco industry shipment volume during 1998 declined 4.6% from 1997 primarily as a result of settlement-related price increases and wholesalers' decisions to lower their inventories at the end of the year as compared with a 1997 increase in wholesaler inventories, which PM Inc. believes was partially in anticipation of price increases.

      PM Inc.'s shipment volume for 1998 was 227.6 billion units, a decrease of 3.2% from 1997. For 1998, PM Inc.'s shipment market share was 49.4%, an increase of 0.7 share points over 1997. Marlboro shipment volume declined 1.5 billion units (0.9%) to 162.5 billion units for a 35.3% share of the total industry, an increase of 1.3 share points over 1997.

      Based on shipments, the premium segment accounted for approximately 73.0% of the domestic cigarette industry volume in 1998, an increase of 0.7 share points over 1997; however, during the fourth quarter the premium segment accounted for approximately 72.3% of domestic cigarette industry volume, an increase of 0.1 share points over the fourth quarter of 1997. In the premium segment, PM Inc.'s volume decreased 2.4% during 1998, compared with a 3.7% decrease for the industry, resulting in a premium segment share of 58.4%, an increase of 0.8 share points over 1997.

      In the discount segment, PM Inc.'s shipments decreased 8.1% to 31.0 billion units in 1998, compared with an industry decline of 6.9%, resulting in a discount segment share of 25.0%, a decrease of 0.3 share points from 1997. Basic shipment volume declined 111 million units to 23.4 billion units, for an 18.8% share of the discount segment, an increase of 1.2 share points over 1997.

      PM Inc. cannot predict future change or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM Inc.'s shipments, shipment market share or retail market share; however, it believes that PM Inc.'s shipments may be materially adversely affected by price increases related to tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation discussed under "Tobacco--Business Environment" above.

      In November 1998, PM Inc. announced a price increase of $22.50 per thousand cigarettes on its domestic premium and discount brands. This announcement followed similar announcements of price increases of $3.00 per thousand in July 1998, $2.50 per thousand in May 1998, $2.50 per thousand in April 1998, $1.25 per thousand in January 1998, $3.50 per thousand in September 1997 and $2.50 per thousand in March 1997. Each $1.00 per thousand increase by PM Inc. equates to a $.02 increase in the wholesale price of each pack of twenty cigarettes.

      In December 1998, PM Inc. paid $150 million for options to purchase the U.S. rights to manufacture and market three cigarette trademarks, L&M, Lark and Chesterfield, the international rights to which are already owned by PMI. The exercise of the options is subject to certain conditions. Including the $150 million paid in December, the total acquisition price for these trademarks will be $300 million. L&M, Lark and Chesterfield represented less than 0.2% of domestic cigarette industry volume in 1998.

      International tobacco: During 1998, international tobacco operating revenues of PMI increased $1.2 billion (4.4%) over 1997, including excise taxes. Excluding excise taxes, operating revenues increased 2.9%, due primarily to price increases ($529 million), the consolidation of previously unconsolidated subsidiaries ($406 million) and favorable volume/mix ($126 million), partially offset by unfavorable currency movements ($857 million). Operating companies income for 1998 increased 10.0% over 1997, due primarily to price increases, net of cost increases ($460 million), favorable volume/mix ($96 million), the consolidation of previously unconsolidated subsidiaries ($40 million) and lower fixed manufacturing expenses and marketing, administration and research costs, partially offset by unfavorable currency movements ($336 million).

      PMI's volume increased 7.2 billion units (1.0%) from 1997 to 716.9 billion units, due primarily to volume gains in the higher-margin markets of Western Europe and Japan, partially offset by volume declines in certain lower-margin markets of Asia and Eastern Europe due to weaker business conditions. In PMI's established markets of Western Europe and Japan, 1998 volume grew a collective 5.8%. Volume advanced strongly in a number of important markets including Italy, France, the Benelux countries, Spain, Switzerland, the Middle East, Turkey, Poland, Hungary, Japan, Australia, Argentina and Mexico. In addition, PMI recorded market share gains in most major markets. In the Czech Republic, industry and PMI volumes were down, and in Germany, PMI's volume was essentially flat as a result of a tax-driven price increase. Overall volume growth was led by Marlboro, which increased 3.8% over 1997, partially offset by volume declines for L&M in Eastern Europe. Local brands also grew by 4.7% during 1998.

1997 Compared with 1996

      Domestic tobacco: PM Inc.'s 1997 operating revenues increased $1.1 billion (9.0%) over 1996, due primarily to pricing ($783 million), higher volume ($222 million, including excise taxes) and improved product mix. Operating companies income for 1997 decreased $919 million (21.8%) from 1996, due primarily to previously discussed tobacco-related litigation settlement charges ($1.5 billion), higher marketing, administration and research costs ($195 million, primarily higher marketing expense) and higher fixed manufacturing costs ($79 million), partially offset by pricing ($625 million), higher volume ($142 million) and improved product mix. Excluding the impact of litigation settlement charges, PM Inc.'s operating companies income of $4,744 million in 1997 increased 12.8% over $4,206 million in 1996.

      PM Inc.'s 1997 shipment volume was 235.2 billion units, an increase of 1.9% over 1996 on higher Marlboro volume and increased wholesaler purchases, which PM Inc. believes was partially in anticipation of price increases. Marlboro shipment volume increased 7.8 billion units (5.0%) to 164.0 billion units for a 34.0% share of the total industry, an increase of 1.8 share points over 1996. Domestic tobacco industry volume declined 0.6%; however, PM Inc. estimates that, excluding the effects of increased wholesaler buying mentioned above and one less shipping day in 1997, the industry's volume declined by more than 2.0% from 1996.

      Based on shipments, the premium and discount segments accounted for approximately 72.3% and 27.7%, respectively, of domestic cigarette industry volume in 1997, versus approximately 71.4% and 28.6%, respectively, in 1996, reflecting a continued shift to the higher-margin premium segment.

      PM Inc.'s 1997 shipment market share was 48.7%, an increase of 1.2 share points over 1996. In the premium segment, PM Inc.'s volume increased 3.4%, compared with a 0.6% increase for the industry, resulting in a premium segment share of 57.6%, an increase of 1.5 share points from 1996, reflecting higher Marlboro volume. In the discount segment, PM Inc.'s shipments decreased 6.4% to
33.7 billion units in 1997 compared with an industry decline of 4.0%, resulting in a discount segment share of 25.3%, a decrease of 0.6 share points from 1996. Within the discount segment, Basic shipment volume increased 355 million units to 23.5 billion units for a 17.6% share of the discount segment, an increase of
1.0 share point over 1996.

      International tobacco: During 1997, tobacco operating revenues of PMI increased $2.2 billion (8.9%) over 1996, including excise taxes. Excluding excise taxes, operating revenues increased 7.3%, due primarily to price increases ($679 million), favorable volume/mix ($618 million) and the consolidation of previously unconsolidated and newly acquired subsidiaries ($577 million), partially offset by unfavorable currency movements ($961 million). Operating companies income for 1997 increased 12.1% over 1996, due primarily to price increases, net of cost increases ($550 million), favorable volume/mix ($371 million) and the consolidation of previously unconsolidated and newly acquired subsidiaries ($114 million), partially offset by unfavorable currency movements ($408 million) and higher marketing, administration and research costs.

      PMI's volume grew 49.6 billion units (7.5%) in 1997 over 1996 to 709.7 billion units, including local brands manufactured by Tabaqueira-Empresa Industrial de Tabacos, S.A., Portugal's leading tobacco company in which PMI acquired a controlling interest in January 1997. Volume advanced in most major markets, including Germany, Italy, the Benelux countries, Spain, Central and Eastern Europe, the Middle East, Turkey, the Asia/Pacific region, Argentina and Mexico. In addition, PMI recorded market share gains in most major markets. In France, industry and PMI volumes were down, and in Brazil and Australia, PMI lost volume and share. However, volume and market share for Marlboro increased in France and Brazil. Overall volume growth was driven by PMI's portfolio of international brands, including Marlboro, which increased 5.5% over 1996, and Bond Street, Parliament, Chesterfield and Virginia Slims, each of which recorded double-digit volume increases.

Food

Business Environment

Kraft Foods, Inc. ("Kraft"), the largest processor and marketer of retail packaged food in the United States, and its subsidiary KFI, which markets coffee, confectionery and grocery products in Europe and the Asia/Pacific region, are subject to fluctuating commodity costs, currency movements and competitive challenges in various product categories and markets, including a trend toward increasing consolidation in the retail trade. Additionally, certain subsidiaries and affiliates of PMI that manufacture and sell food products in Latin America are also subject to competitive challenges in various product categories and markets. To confront these challenges, Kraft, KFI and PMI continue to take steps to build the value of premium brands with new product and marketing initiatives, to improve their food business portfolios and to reduce costs.

      Fluctuations in commodity costs can cause retail price volatility, can intensify price competition and can influence consumer and trade buying patterns. The North American and international food businesses are subject to fluctuating commodity costs, particularly dairy, coffee bean and cocoa prices. During the second half of 1998, the cost of certain United States dairy commodities reached record high levels. Despite increased retail prices of certain products during 1998, high dairy commodity costs had an adverse impact on Kraft's operating results during the latter half of the year. However, dairy commodity costs began to moderate early in 1999. Coffee bean prices declined during the last three quarters of 1998, as compared with 1997, after reaching a twenty-year high in May 1997. Lower coffee bean prices in 1998 led to price reductions by Kraft, KFI and their competitors.

      During 1998, KFI sold four international food businesses. During 1997, PMI sold its Brazilian ice cream businesses, Kraft sold North American maple-flavored syrup businesses and KFI sold a Scandinavian sugar confectionery business. During 1996, Kraft sold its bagel business and KFI sold margarine businesses in the U.K. and Italy.

      In the fourth quarter of 1997, KFI and the food operations of PMI recorded realignment charges related primarily to the downsizing or closure of manufacturing and other facilities, as well as the discontinuance of certain low-margin product lines. Included in the charges were provisions for incremental postemployment benefits, primarily related to severance. During 1998, the Company undertook certain actions contemplated by the charges, including the divestiture or closure of four businesses, the commencement of two manufacturing facilities closures and consolidation of certain sales force and headquarters functions, and began to make periodic postemployment payments to severed employees, the duration of such payments being dictated by the severed employees' salary grades, years of service and the customs of the respective countries in which actions were taken. KFI anticipates that the majority of the remaining postemployment payments will be made by the end of the year 2000. During January 1999, Kraft announced that it will take a pre-tax charge of approximately $150 million during 1999, primarily for voluntary retirement incentive and separation programs for employees in the United States.

      During 1998, Kraft entered into a licensing agreement with the Starbucks coffee chain to market, sell and distribute Starbucks coffee to grocery customers across the United States. In addition, Kraft entered into a licensing agreement with the California Pizza Kitchen restaurant chain to manufacture, market and sell California Pizza Kitchen frozen pizza to grocery customers. Kraft acquired the Taco Bell grocery business during 1996. In Latin America, PMI acquired nearly all of the remaining voting shares of Industrias de Chocolate Lacta S.A. ("Lacta"), a Brazilian confectionery company, in the second quarter of 1996.

Operating Results

                                                             Operating
(in millions)               Operating Revenues            Companies Income
--------------------------------------------------------------------------------
                         1998      1997      1996      1998      1997      1996
--------------------------------------------------------------------------------
North American food    $17,312   $16,838   $16,447    $3,055    $2,873    $2,628
International food       9,999    10,852    11,503     1,127     1,326     1,303
--------------------------------------------------------------------------------
Total                  $27,311   $27,690   $27,950    $4,182    $4,199    $3,931
================================================================================

1998 Compared with 1997

      North American food: During 1998, operating revenues increased $474 million (2.8%) over 1997, due primarily to favorable volume ($510 million) and pricing ($212 million, primarily due to commodity-driven price increases), partially offset by the impact of divestitures ($90 million), unfavorable product mix ($56 million) and unfavorable currency movements ($103 million). Operating companies income for 1998 increased $182 million (6.3%) over 1997, due primarily to volume increases in ongoing operations ($284 million), price increases, net of cost increases ($166 million, including the impact of lower manufacturing and overhead costs which moderated the impact of higher cheese costs), partially offset by unfavorable marketing, administration and research costs ($118 million, due primarily to higher marketing), unfavorable product mix ($115 million), the impact of divestitures ($22 million) and unfavorable currency movements ($13 million).

      Excluding operating results of the North American food businesses divested in 1997, operating revenues of $17,312 million in 1998 increased 3.4% over $16,748 million in 1997, and operating companies income of $3,055 million in 1998 increased 7.2% over $2,851 million in 1997.

      Volume gains were driven by beverages, from the strength of ready-to-drink products, while powdered products decreased slightly; frozen pizza, from the continued success of rising crust pizza; meals, due to the growth of Taco Bell grocery products, as well as continued strength in macaroni and cheese dinners; cereals, aided by new product introductions; cheese, due to volume gains in most product lines and the introduction of new products; and processed meats, driven by continued growth of lunch combinations (including new product introductions) and growth in bacon. Coffee volume was slightly higher in 1998 due in part to commodity-driven price decreases. Enhancers volume was flat as increases in spoonable and pourable dressings were offset by declines in meat enhancements. Desserts and snacks volume was slightly lower, due to declines in dry packaged desserts and frozen toppings, partially offset by gains in ready-to-eat puddings. In Canada, volume decreased due to a planned reduction of trade promotions to more closely align them with business performance.

      International food: Operating revenues for 1998 decreased $853 million (7.9%) from 1997, due to unfavorable currency movements ($463 million), the impact of divestitures ($403 million), lower volume/mix ($39 million) and unfavorable pricing, partially offset by the impact of newly acquired and previously unconsolidated subsidiaries ($57 million). Operating companies income for 1998 decreased $199 million (15.0%) from 1997, due primarily to higher marketing, administration and research costs ($179 million), the impact of divestitures ($46 million) and unfavorable currency movements ($20 million), partially offset by favorable volume/mix ($24 million) and favorable pricing ($15 million, primarily related to lower coffee costs). The increase in marketing, administration and research costs reflects an unfavorable comparison to 1997 due primarily to a 1997 gain of $774 million on the divestiture of the Brazilian ice cream businesses, partially offset by 1997 charges totaling $630 million for the previously discussed realignment of international food operations and related incremental postemployment costs.

      Excluding the operating results of the divested international food businesses, the gain on the sale of the Brazilian ice cream businesses and the charges for realignment of international food operations, discussed above, operating revenues of $9,963 million in 1998 decreased 4.3% from $10,413 million in 1997, and operating companies income of $1,126 million in 1998 decreased 0.8% from $1,135 million in 1997.

      KFI's coffee volume decreased during 1998, as volume in the first half of the year was adversely affected by soft consumption and trade de-stocking in anticipation of price declines in certain markets, as well as a difficult comparison to 1997 when shipments were heavy in advance of rising retail prices. KFI's confectionery volume decreased due to market conditions in Russia and higher retail pricing in Germany. KFI's cheese and grocery volumes increased due primarily to higher shipments of cream cheese in Italy, Spain and Australia; cheese snacks and lunch combinations in the United Kingdom; snacks in Scandinavia; and powdered soft drinks in the Middle East and China. PMI's food volume in Latin America for 1998 decreased from 1997, due primarily to lower powdered soft drink volume in Argentina and lower confectionery volume in Brazil, partially offset by higher shipments of powdered soft drinks in Brazil and Mexico, as well as higher shipments of ready-to-drink beverages in Puerto Rico.

1997 Compared with 1996

      North American food: During 1997, operating revenues increased $391 million (2.4%) over 1996, due to volume increases ($576 million), pricing ($275 million, primarily due to commodity-driven cost increases) and the impact of acquisitions ($93 million), partially offset by the impact of divestitures ($372 million), unfavorable product mix ($155 million) and unfavorable currency movements ($26 million). Operating companies income for 1997 increased $245 million (9.3%) over 1996, due primarily to price increases and net cost decreases (aggregating $377 million, aided by productivity-driven cost savings and lower cheese commodity costs) and volume increases ($335 million), partially offset by unfavorable product mix ($97 million), the impact of divestitures ($61 million), and higher marketing, administration and research costs ($304 million, due primarily to higher marketing expense, which included additional marketing activities for new products). Included in 1997 marketing, administration and research costs was a gain of $159 million on the sale of maple-flavored syrup businesses, as well as charges of $64 million related to the discontinuation of several small operations, Year 2000 systems conversion costs of $38 million and the above-mentioned additional marketing expense for new product initiatives. Excluding operating results of the divested North American food businesses discussed above, operating revenues of $16,748 million in 1997 increased 4.8% over $15,985 million in 1996, and operating companies income of $2,851 million in 1997 increased 12.0% over $2,545 million in 1996.

      Strong ongoing volume gains were driven by frozen pizza, resulting from geographic expansion and new products; beverages, from the strength of ready-to-drink products; meals, due to the acquisition and subsequent growth of Taco Bell grocery products as well as strength in macaroni and cheese dinners; cereals, aided by new product introductions; and desserts and snacks, due to new product introductions and strength in refrigerated ready-to-eat desserts, shelf-stable puddings and dry packaged desserts. Cheese volume also increased, benefiting from lower prices due to lower commodity costs, new products and marketing initiatives. Volume gains were also realized in processed meats, driven by continued growth of lunch combinations (including new product introductions) and growth in hot dogs and cold cuts. Coffee volume in 1997 declined from 1996 as customers reacted negatively to commodity-driven price increases. Volume for pourable salad dressings increased despite intense competition. In Canada, volume decreased due to a planned exit of lower-margin foodservice product lines; however, retail volume increased.

      International food: Operating revenues for 1997 decreased $651 million (5.7%) from 1996, due to unfavorable currency movements ($955 million), lower volume/mix ($70 million) and the impact of divestitures ($295 million), partially offset by pricing ($397 million) and the impact of newly acquired and previously unconsolidated subsidiaries ($272 million). Operating companies income for 1997 increased $23 million (1.8%) over 1996, due primarily to lower marketing, administration and research costs ($52 million), the impact of newly acquired and previously unconsolidated subsidiaries ($41 million) and the gain on the sale of PMI's Brazilian ice cream businesses ($774 million), partially offset by unfavorable currency movements ($62 million), cost increases, net of price increases (aggregating $59 million, primarily related to higher coffee and cocoa costs), the impact of divestitures ($108 million) and charges recorded during 1997 for the realignment of international food operations ($630 million). Marketing, administration and research costs included the previously discussed gain on the divestiture of the Brazilian ice cream businesses and international food realignment charges.

      Excluding the operating results of the divested international food businesses, the gain on the sale of the Brazilian ice cream businesses and the charges for realignment of international food operations, discussed above, operating revenues of $10,578 million in 1997 decreased 3.3% from $10,934 million in 1996, and operating companies income of $1,145 million in 1997 decreased 1.1% from $1,158 million in 1996.

      KFI's coffee volume decreased during 1997, reflecting customers' adverse reactions to commodity-driven price increases. KFI's confectionery volume, excluding the impact of divestitures, increased slightly due to volume increases in Ukraine and the former Yugoslavia, partially offset by lower Scandinavian volume, due to an exceptionally warm summer, and lower volume in Romania and Bulgaria, reflecting poor economic environments. KFI's cheese and grocery volumes, excluding the impact of divestitures, increased due primarily to gains in KFI's Asia/Pacific region, principally China, the Philippines and Australia. PMI's food volume in Latin America for 1997 increased over 1996, due primarily to the acquisition of Lacta and higher beverage volume.

Beer

      1998 compared with 1997: Operating revenues of the Miller Brewing Company ("Miller") for 1998 decreased $96 million (2.3%) from 1997, due primarily to lower volume ($97 million). Operating companies income for 1998 decreased $8 million (1.7%) from 1997, due primarily to lower volume ($40 million), the impact of divestitures ($14 million) and unfavorable price/mix ($10 million), partially offset by lower manufacturing expenses and marketing, administration and research costs ($51 million). Excluding the 1997 results of then 20%-owned Molson Breweries of Canada, operating companies income of $451 million in 1998 increased 1.3% over $445 million in 1997.

      Miller's domestic shipment volume of 41.7 million barrels for 1998 decreased 1.8% from 1997, due to decreases in premium and budget brands. Domestic shipments of premium products were below 1997 as lower shipments of Miller, Miller Lite and Miller Genuine Draft more than offset double-digit gains in Icehouse and Foster's. Domestic shipments of near-premium products were slightly higher than 1997 on increased shipments of the Miller High Life family and Red Dog. Shipments of budget products declined across all brands. Miller's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 21.0%, a decline of 0.7 share points from the prior year. Wholesalers' sales to retailers in 1998 decreased 1.3% from 1997, reflecting lower sales of Miller Lite, Miller and Miller Genuine Draft, partially offset by increased shipments of Icehouse and Foster's. Export shipments declined 18.6% from 1997, reflecting a shift toward international licensing agreements. The increase in international sales of Miller's products under such agreements more than offset the decrease in export shipments.

      On February 8, 1999, Miller announced an agreement to acquire four trademarks from the Pabst Brewing Company and the Stroh Brewery Company, subject to regulatory review. Miller also agreed to increase its contract manufacturing of Pabst products, including brands that Pabst has agreed to acquire from Stroh in a separate agreement. Miller estimates that the acquisition and increased contract manufacturing could result in incremental 1999 operating companies income, depending upon the timing of regulatory review and the subsequent beginning of production.

      1997 compared with 1996: Miller's operating revenues for 1997 decreased $126 million (2.9%) from 1996, due to unfavorable price/mix ($114 million) and lower volume ($12 million). Operating companies income for 1997 increased $19 million (4.3%) over 1996, due primarily to lower marketing, administration and research costs ($67 million) and lower manufacturing costs ($25 million), partially offset by unfavorable price/mix ($71 million) and lower volume ($5 million). Included in marketing, administration and research costs was a $12 million gain on the sale of Miller's 20% equity interest in Molson Breweries of Canada along with a 49% interest in Molson USA, LLC, a beer import operation.

      Miller's domestic shipment volume of 42.5 million barrels for 1997 increased 0.8% over 1996, reflecting higher shipments of both premium and budget brands. Volume for domestic premium products increased on higher shipments of Miller Lite, Icehouse and Foster's, partially offset by lower shipments of Miller. Near-premium products grew on higher shipments of Miller High Life and Red Dog, while budget brands grew on higher shipments of Milwaukee's Best. Miller's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 21.7%, as compared with 21.8% in the prior year. Wholesalers' sales to retailers in 1997 increased slightly from 1996, reflecting higher sales of Miller Lite. Export shipments decreased in 1997, reflecting a shift toward international licensing and contract brewing arrangements. International sales of Miller products under such arrangements more than offset the 1997 decrease in export shipments.

Financial Services

      Philip Morris Capital Corporation ("PMCC"): Operating revenues and operating companies income declined from 1997 due to the sale of Mission Viejo Company in the third quarter of 1997 for a pre-tax gain of $103 million. Excluding the impact of the divestiture, operating revenues and operating companies income increased by 14.1% and 14.4%, respectively, reflecting increased leasing and structured finance investments and the continued profitability of PMCC's existing portfolio of finance assets.

Financial Review

      Net cash provided by operating activities: During 1998, net cash provided by operating activities was $8.1 billion compared with $8.3 billion in 1997. The decrease was due primarily to tobacco settlement payments of $3.5 billion during 1998, partially offset by higher underlying net earnings (net earnings excluding previously mentioned settlement charges, voluntary early retirement and separation program charges, 1997 gains on sales of two businesses and the international food realignment charges). During 1997, net cash provided by operating activities was $8.3 billion compared with $7.6 billion in 1996. The increase was due primarily to higher net earnings, excluding litigation settlement charges.

      Net cash used in investing activities: During 1998, 1997 and 1996, net cash used in investing activities was $2.6 billion, $619 million and $2.1 billion, respectively. The increase from 1997 to 1998 and the decrease from 1996 to 1997 are both primarily attributable to $2.2 billion of cash proceeds from sales of businesses in 1997. Also affecting the comparison of 1998 to 1997 was lower cash spent on the acquisition of businesses ($613 million), partially offset by PM Inc.'s purchase of options to acquire three U.S. trademarks ($150 million).

      During 1997, $2.2 billion was provided by the sales of PMI's Brazilian ice cream businesses, Mission Viejo real estate operations and several other food and beer businesses. Also during 1997, PMI acquired a controlling interest in a Portuguese tobacco company and increased its ownership interest in a Mexican cigarette business for an aggregate cost of $620 million. During 1996, PMI acquired a controlling interest in a Polish tobacco company and nearly all of the remaining voting shares of a Brazilian confectionery company for an aggregate cost of $599 million.

      During 1996, the Company sold several domestic and international food businesses, including the North American bagel business, for proceeds of $612 million.

      Capital expenditures for 1998 decreased 3.7%, to $1.8 billion, of which 45% related to tobacco operations and 47% related to food operations, primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures are expected to be approximately the same amount in 1999 and are currently expected to be funded from operations.

      Net cash used in financing activities: During 1998, the Company's net cash used in financing operations decreased to $3.9 billion from $5.5 billion in 1997. The decrease was primarily due to a $962 million net repayment of short-term borrowings and long-term debt during 1997 versus a net issuance of $332 mil-
lion in 1998 and lower cash paid for the repurchase of common stock in 1998 ($498 million).

      During 1997, the Company's net cash used in financing activities decreased to $5.5 billion, compared with $6.4 billion used in 1996, due primarily to lower stock repurchases, partially offset by higher dividends paid and an increase in net repayments of short-term borrowings and long-term debt.

      Debt and liquidity: The Company's total debt (consumer products and financial services) was $14.7 billion, $14.1 billion and $15.2 billion at December 31, 1998, 1997 and 1996, respectively. Total consumer products debt was $14.0 billion, $13.3 billion and $13.9 billion at December 31, 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, the Company's ratio of consumer products debt to total equity was 0.86 and 0.89, respectively. The ratio of total debt to total equity was 0.91 and 0.95 at December 31, 1998 and 1997, respectively.

      Fixed rate debt constituted approximately 91% and 98% of total consumer products debt at December 31, 1998 and 1997, respectively. The decrease reflects an interest rate swap agreement entered into by the Company during 1998. The agreement effectively converts $800 million of fixed rate debt to variable rate debt. The average interest rate on total consumer products debt, including the impact of currency and interest rate swap agreements discussed in Market Risk below, was approximately 7.2% and 7.6% at December 31, 1998 and 1997, respectively.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $12.2 billion at December 31, 1998. Approximately $12.0 billion of these facilities were unused at December 31, 1998. These include revolving bank credit agreements totaling $10.0 billion, which may be used to support commercial paper borrowings by the Company and are available for acquisitions and other corporate purposes. Of these revolving bank agreements, an agreement for $2.0 billion expires in October 1999, and an agreement for $8.0 billion expires in 2002, enabling the Company to refinance short-term debt on a long-term basis. The Company expects that it may refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

      The Company's credit ratings by Moody's at December 31, 1998 and 1997 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's ("S&P") at December 31, 1998 and 1997 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

      As discussed in Note 16, PM Inc., along with other domestic tobacco companies, has entered into tobacco litigation settlement agreements that will require the domestic tobacco industry to make substantial future annual payments in the following amounts: 1999, $4.2 billion (of which $2.7 billion had already been paid by the industry at December 31, 1998); 2000, $9.2 billion; 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion; and thereafter, $9.4 billion. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 1999, $450 million; 2000, $416 million; and 2001 and 2002, $250 million. The domestic tobacco industry has also agreed in principle to contribute $5.15 billion over a period of twelve years into a fund to compensate domestic tobacco growers for the potential adverse economic impact of the foregoing tobacco settlements. PM Inc.'s portion of the foregoing payments is subject to adjustment for several factors, including inflation, market share and industry volume. While PM Inc.'s share of future annual payments is not currently determinable, it is anticipated that such future payments will be funded primarily through price increases.

      Equity and dividends: During 1998 and 1997, the Company repurchased 6.5 million and 18.2 million shares of its common stock, respectively, at a cost of $350 million and $743 million, respectively. Purchases in 1998 were made in the fourth quarter when the Company resumed repurchases under an existing, three-year $8 billion authority approved by the Board of Directors in the first quarter of 1997, the duration of which was extended to November 2001 by the Board of Directors in the fourth quarter of 1998. Cumulative purchases under the $8 billion authority totaled $401 million at December 31, 1998.

      Dividends paid in 1998 were 2.5% higher than in 1997, reflecting a higher dividend rate in 1998. During the third quarter of 1998, the Company's Board of Directors approved a 10% increase in the quarterly dividend rate to $0.44. As a result, the annualized dividend rate increased to $1.76 from $1.60.

      Return on average stockholders' equity decreased to 34.5% in 1998 from 43.3% in 1997. The decrease from 1997 primarily reflects higher average stockholders' equity and the effect of litigation settlements in 1998.

      Cash and cash equivalents: Cash and cash equivalents increased to $4.1 billion at December 31, 1998 from $2.3 billion at December 31, 1997. The increase primarily reflects cash provided by operations, lower cash spent on acquisitions and lower common share repurchases, partially offset by litigation settlement payments and higher dividends.

Market Risk

The Company is exposed to market risk, primarily related to foreign exchange, commodity prices and interest rates. These exposures are actively monitored by management. To manage the volatility relating to these exposures, the Company enters into a variety of derivative financial instruments. The Company's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and commodity prices. It is the Company's policy and practice to use derivative financial instruments only to the extent necessary to manage exposures.

Since the Company uses currency rate-sensitive and commodity price-sensitive instruments to hedge a certain portion of its existing and anticipated transactions, the Company expects that any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

      Foreign exchange rates: The Company is exposed to foreign exchange movements, primarily in European, Japanese, other Asian and Latin American currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of commitments and anticipated transactions. The Company uses foreign currency option contracts to hedge certain anticipated foreign currency revenues and raw materials purchases. The Company also enters into short-term currency forward contracts, primarily to hedge intercompany transactions denominated in foreign currencies and to hedge the purchase of commodities. At December 31, 1998, the Company had long and short forward exchange/option contracts with U.S. dollar equivalent values of $3.6 billion and $4.5 billion, respectively. At December 31, 1997, the Company had long and short forward exchange/option contracts with U.S. dollar equivalent values of $1.3 billion and $1.2 billion, respectively.

      The Company also seeks to protect its foreign currency net asset exposure, primarily the Swiss franc and German mark, through the use of foreign-currency denominated debt or currency swap agreements. At December 31, 1998 and 1997, the notional amounts of currency swap agreements aggregated $2.5 billion and $1.4 billion, respectively.

      Commodities: The Company is exposed to price risk related to anticipated purchases of certain commodities used as raw materials by the Company's food businesses. Accordingly, the Company enters into commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases, primarily coffee, cocoa, sugar, wheat and corn. At December 31, 1998 and 1997, the Company had net long commodity positions of $158 million and $266 million, respectively. Unrealized losses on net commodity positions were immaterial at December 31, 1998 and 1997.

      Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, the Company may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. The Company's percentage of fixed rate debt to total debt (consumer products and financial services) was 93% and 98% at December 31, 1998 and 1997, respectively. The decrease reflects an interest rate swap agreement entered into by the Company during 1998. The agreement effectively converts $800 million of fixed rate debt to variable rate debt. The Company had no interest rate swap agreements at December 31, 1997.

      Use of the above-mentioned derivative financial instruments has not had a material impact on the Company's financial position at December 31, 1998 and 1997 or the Company's results of operations for the years ended December 31, 1998, 1997 and 1996.

      Value at risk: The Company uses a value at risk ("VAR") computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the one-day loss in pre-tax earnings of its foreign currency and commodity price-sensitive derivative financial instruments. The VAR computation includes the Company's debt; short-term investments; foreign currency forwards, swaps and options; and commodity futures, forwards and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

      The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. The Company used a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 1998 and 1997 and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity and were valued accordingly in the VAR computation.

      The estimated potential one-day loss in fair value of the Company's interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, follow:

                                                  Earnings Impact
                                  ----------------------------------------------
                                     At
(in millions)                     12/31/98       Average        High         Low
--------------------------------------------------------------------------------
Instruments sensitive to:
  Foreign currency rates             $41           $17           $41         $ 7
  Commodity prices                   $ 2           $ 4           $ 6         $ 2
--------------------------------------------------------------------------------

                                                 Fair Value Impact
                                  ----------------------------------------------
                                     At
(in millions)                     12/31/98       Average        High         Low
--------------------------------------------------------------------------------
Instruments sensitive to:
  Interest rates                     $47           $45           $60         $36
--------------------------------------------------------------------------------

                                                  Earnings Impact
                                  ----------------------------------------------
                                     At
(in millions)                     12/31/97       Average        High         Low
--------------------------------------------------------------------------------
Instruments sensitive to:
  Foreign currency rates              $5            $7           $15          $3
  Commodity prices                    $7            $8           $17          $5
--------------------------------------------------------------------------------

                                                 Fair Value Impact
                                  ----------------------------------------------
                                     At
(in millions)                     12/31/97       Average        High         Low
--------------------------------------------------------------------------------
Instruments sensitive to:
  Interest rates                     $37           $40           $47         $37
--------------------------------------------------------------------------------

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

New Accounting Standards

During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which must be adopted by the Company by January 1, 2000. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company has not yet determined the impact that adoption or subsequent application of SFAS No. 133 will have on its financial position or results of operations.

      In 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires certain costs incurred in connection with developing or obtaining internal-use software to be capitalized and other costs to be expensed. The Company adopted SOP No. 98-1 effective January 1, 1998, and its application for the year ended December 31, 1998 had no material effect on the Company's financial position or results of operations.

      In 1998, AcSEC issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 establishes standards on accounting for start-up and organization costs, and in general, requires such costs to be expensed as incurred. This standard is required to be adopted on January 1, 1999. Adoption of SOP No. 98-5 will have no material effect on the Company's financial position or results of operations.

Contingencies

See Note 16 for a discussion of contingencies.

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

      The tobacco industry continues to be subject to health concerns relating to the use of tobacco products and exposure to ETS, legislation, including tax increases, governmental regulation, privately imposed smoking restrictions, governmental and grand jury investigations, litigation, and the effects of price increases related to concluded tobacco litigation settlements. Each of the Company's operating subsidiaries is subject to intense competition, changes in consumer preferences, the effects of changing prices for its raw materials, local economic conditions and the potential impact of the CDC issue or the conversion to the euro. The performance of each of PMI, KFI and Kraft is affected by foreign economies and currency movements. Developments in any of these areas, which are more fully described above and which descriptions are incorporated into this section by reference, could cause the Company's results to differ materially from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

SELECTED FINANCIAL DATA--ELEVEN-YEAR REVIEW
(in millions of dollars, except per share data)

--------------------------------------------------------------------------------------------------------------
                                                               1998          1997          1996          1995
--------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                      $    74,391   $    72,055   $    69,204   $    66,071
United States export sales                                    6,005         6,705         6,476         5,920
Cost of sales                                                26,820        26,689        26,560        26,685
Federal excise taxes on products                              3,438         3,596         3,544         3,446
Foreign excise taxes on products                             13,140        12,345        11,107         9,486
--------------------------------------------------------------------------------------------------------------
Operating income                                              9,977        11,663        11,769        10,526
Interest and other debt expense, net                            890         1,052         1,086         1,179
Earnings before income taxes and cumulative effect
   of accounting changes                                      9,087        10,611        10,683         9,347
Pre-tax profit margin                                         12.2%         14.7%         15.4%         14.1%
Provision for income taxes                                    3,715         4,301         4,380         3,869
--------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes       5,372         6,310         6,303         5,478
Cumulative effect of accounting changes                                                                   (28)
Net earnings                                                  5,372         6,310         6,303         5,450
Basic EPS before cumulative effect
   of accounting changes                                       2.21          2.61          2.57          2.18
Per share cumulative effect of accounting changes                                                       (0.01)
--------------------------------------------------------------------------------------------------------------
Basic EPS                                                      2.21          2.61          2.57          2.17
Diluted EPS before cumulative effect
   of accounting changes                                       2.20          2.58          2.54          2.16
Per share cumulative effect of accounting changes                                                       (0.01)
Diluted EPS                                                    2.20          2.58          2.54          2.15
Dividends declared per share                                   1.68          1.60          1.47          1.22
Weighted average shares (millions)--Basic                     2,429         2,420         2,456         2,517
Weighted average shares (millions)--Diluted                   2,446         2,442         2,482         2,538
--------------------------------------------------------------------------------------------------------------
Capital expenditures                                          1,804         1,874         1,782         1,621
Depreciation                                                  1,106         1,044         1,037         1,024
Property, plant and equipment, net (consumer products)       12,335        11,621        11,751        11,116
Inventories (consumer products)                               9,445         9,039         9,002         7,862
Total assets                                                 59,920        55,947        54,871        53,811
Total long-term debt                                         12,615        12,430        12,961        13,107
Total debt--consumer products                                13,953        13,258        13,933        14,372
          --financial services and real estate                  709           845         1,307         1,454
--------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                   3,638         3,382         3,336         2,827
Stockholders' equity                                         16,197        14,920        14,218        13,985
Common dividends declared as a % of Basic EPS                 76.0%         61.3%         57.2%         56.2%
Common dividends declared as a % of Diluted EPS               76.4%         62.0%         57.9%         56.7%
Book value per common share outstanding                        6.66          6.15          5.85          5.61
Market price per common share--high/low                 59.50-34.75   48.13-36.00   39.67-28.54   31.46-18.58
--------------------------------------------------------------------------------------------------------------
Closing price of common share at year end                     53.50         45.25         37.67         30.08
Price/earnings ratio at year end--Basic                          24            17            15            14
Price/earnings ratio at year end--Diluted                        24            18            15            14
Number of common shares outstanding at
   year end (millions)                                        2,431         2,425         2,430         2,493
Number of employees                                         144,000       152,000       154,000       151,000
==============================================================================================================

See notes to the consolidated financial statements regarding acquisitions and divestitures in 1998, 1997 and 1996; the international food realignment in 1997; tobacco and other litigation settlement charges in 1998 and 1997; and 1998 charges for early retirement and separation programs for domestic tobacco and corporate employees.

-----------------------------------------------------------------------------------------
       1994         1993         1992         1991         1990         1989         1988
-----------------------------------------------------------------------------------------

$    65,125  $    60,901  $    59,131  $    56,458  $    51,169   $   44,080    $  31,273
      4,942        4,105        3,797        3,061        2,928        2,288        1,863
     28,351       26,771       26,082       25,612       24,430       21,868       13,565
      3,431        3,081        2,879        2,978        2,159        2,140        2,127
      7,918        7,199        6,157        5,416        4,687        3,608        3,755
-----------------------------------------------------------------------------------------
      9,449        7,587       10,059        8,622        7,946        6,789        4,397
      1,233        1,391        1,451        1,651        1,635        1,731          670

      8,216        6,196        8,608        6,971        6,311        5,058        3,727
      12.6%        10.2%        14.6%        12.3%        12.3%        11.5%        11.9%
      3,491        2,628        3,669        3,044        2,771        2,112        1,663
-----------------------------------------------------------------------------------------
      4,725        3,568        4,939        3,927        3,540        2,946        2,064
                    (477)                     (921)                                   273
      4,725        3,091        4,939        3,006        3,540        2,946        2,337

       1.82         1.35         1.82         1.41         1.28         1.06         0.74
                   (0.18)                    (0.33)                                  0.10
-----------------------------------------------------------------------------------------
       1.82         1.17         1.82         1.08         1.28         1.06         0.84

       1.81         1.35         1.80         1.40         1.27         1.05         0.73
                   (0.18)                    (0.33)                                  0.10
       1.81         1.17         1.80         1.07         1.27         1.05         0.83
       1.01         0.87         0.78         0.64         0.52         0.42         0.34
      2,597        2,633        2,717        2,773        2,774        2,778        2,796
      2,610        2,645        2,741        2,798        2,792        2,797        2,805
-----------------------------------------------------------------------------------------
      1,726        1,592        1,573        1,562        1,355        1,246        1,024
      1,025        1,042          963          938          876          755          608
     11,171       10,463       10,530        9,946        9,604        8,457        8,648
      7,987        7,358        7,785        7,445        7,153        5,751        5,384
     52,649       51,205       50,014       47,384       46,569       38,528       36,960
     14,975       15,221       14,583       14,213       16,121       14,551       16,812
     14,978       16,364       16,269       15,289       17,182       14,887       16,442
      1,494        1,792        1,934        1,611        1,560        1,538        1,504
-----------------------------------------------------------------------------------------
      2,496        2,168        2,248        1,803        2,083        1,732        1,559
     12,786       11,627       12,563       12,512       11,947        9,571        7,679
      55.5%        74.4%        42.9%        59.3%        40.6%        39.6%        40.5%
      55.8%        74.4%        43.3%        59.8%        40.9%        40.0%        41.0%
       5.00         4.42         4.69         4.53         4.30         3.43         2.77
21.50-15.75  25.88-15.00  28.88-23.17  27.25-16.08  17.33-12.00   15.17-8.33    8.50-6.71
-----------------------------------------------------------------------------------------
      19.17        18.54        25.71        26.75        17.25        13.88         8.50
         11           16           14           25           13           13           10
         11           16           14           25           14           13           10

      2,559        2,631        2,679        2,760        2,778        2,787        2,772
    165,000      173,000      161,000      166,000      168,000      157,000      155,000
=========================================================================================

CONSOLIDATED BALANCE SHEETS
(in millions of dollars, except per share data)

at December 31,
--------------------------------------------------------------------------------
                                                                  1998      1997
--------------------------------------------------------------------------------
Assets
Consumer products
   Cash and cash equivalents                                   $ 4,081   $ 2,282
   Receivables, net                                              4,691     4,294
   Inventories:
      Leaf tobacco                                               4,729     4,348
      Other raw materials                                        1,728     1,689
      Finished product                                           2,988     3,002
--------------------------------------------------------------------------------
                                                                 9,445     9,039
   Other current assets                                          2,013     1,825
--------------------------------------------------------------------------------
         Total current assets                                   20,230    17,440

   Property, plant and equipment, at cost:
      Land and land improvements                                   655       666
      Buildings and building equipment                           5,386     5,114
      Machinery and equipment                                   13,771    12,667
      Construction in progress                                   1,422     1,555
--------------------------------------------------------------------------------
                                                                21,234    20,002
      Less accumulated depreciation                              8,899     8,381
--------------------------------------------------------------------------------
                                                                12,335    11,621
   Goodwill and other intangible assets
      (less accumulated amortization of $5,436 and $4,814)      17,566    17,789
   Other assets                                                  3,309     3,211
--------------------------------------------------------------------------------
         Total consumer products assets                         53,440    50,061

Financial services
   Finance assets, net                                           6,324     5,712
   Other assets                                                    156       174
--------------------------------------------------------------------------------
         Total financial services assets                         6,480     5,886

--------------------------------------------------------------------------------
               Total Assets                                    $59,920   $55,947
================================================================================

See notes to consolidated financial statements.

-----------------------------------------------------------------------------------------------------
                                                                                     1998        1997
-----------------------------------------------------------------------------------------------------
Liabilities
Consumer products
   Short-term borrowings                                                         $    225    $    157
   Current portion of long-term debt                                                1,822       1,516
   Accounts payable                                                                 3,359       3,318
   Accrued liabilities:
      Marketing                                                                     2,637       2,149
      Taxes, except income taxes                                                    1,408       1,234
      Employment costs                                                                968       1,083
      Settlement charges                                                            1,135         886
      Other                                                                         2,608       2,894
   Income taxes                                                                     1,144         862
   Dividends payable                                                                1,073         972
-----------------------------------------------------------------------------------------------------
         Total current liabilities                                                 16,379      15,071

   Long-term debt                                                                  11,906      11,585
   Deferred income taxes                                                              929         889
   Accrued postretirement health care costs                                         2,543       2,432
   Other liabilities                                                                7,019       6,218
-----------------------------------------------------------------------------------------------------
         Total consumer products liabilities                                       38,776      36,195

Financial services
   Long-term debt                                                                     709         845
   Deferred income taxes                                                            4,151       3,877
   Other liabilities                                                                   87         110
-----------------------------------------------------------------------------------------------------
         Total financial services liabilities                                       4,947       4,832
-----------------------------------------------------------------------------------------------------
         Total liabilities                                                         43,723      41,027

Contingencies (Note 16)

Stockholders' Equity
   Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)          935         935
   Earnings reinvested in the business                                             26,261      24,924
   Accumulated other comprehensive earnings
      (including currency translation of $1,081 and $1,109)                        (1,106)     (1,109)
   Cost of repurchased stock (375,426,742 and 380,474,028 shares)                  (9,893)     (9,830)
-----------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                16,197      14,920

-----------------------------------------------------------------------------------------------------
               Total Liabilities and Stockholders' Equity                        $ 59,920    $ 55,947
=====================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of dollars, except per share data)

for the years ended December 31,
--------------------------------------------------------------------------------
                                                        1998      1997      1996
--------------------------------------------------------------------------------
Operating revenues                                   $74,391   $72,055   $69,204
Cost of sales                                         26,820    26,689    26,560
Excise taxes on products                              16,578    15,941    14,651
--------------------------------------------------------------------------------
   Gross profit                                       30,993    29,425    27,993
Marketing, administration and research costs          17,051    15,720    15,630
Settlement charges (Note 16)                           3,381     1,457
Amortization of goodwill                                 584       585       594
--------------------------------------------------------------------------------
   Operating income                                    9,977    11,663    11,769
Interest and other debt expense, net                     890     1,052     1,086
--------------------------------------------------------------------------------
   Earnings before income taxes                        9,087    10,611    10,683
Provision for income taxes                             3,715     4,301     4,380
--------------------------------------------------------------------------------
   Net earnings                                      $ 5,372   $ 6,310   $ 6,303
================================================================================
Per share data:
   Basic earnings per share                          $  2.21   $  2.61   $  2.57
================================================================================
   Diluted earnings per share                        $  2.20   $  2.58   $  2.54
================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of dollars)

for the years ended December 31,
------------------------------------------------------------------------------------------------------
                                                                              1998      1997      1996
------------------------------------------------------------------------------------------------------
Cash Provided By (Used In) Operating Activities
Net earnings--Consumer products                                             $5,255    $6,152    $6,180
            --Financial services                                               117       158       123
------------------------------------------------------------------------------------------------------
   Net earnings                                                              5,372     6,310     6,303
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
   Depreciation and amortization                                             1,690     1,629     1,631
   International food realignment                                                        630
   Deferred income tax provision (benefit)                                      11      (188)      163
   Gain on sale of Brazilian ice cream businesses                                       (774)
   Gains on sales of other businesses                                                   (196)     (320)
   Cash effects of changes, net of the effects from acquired and divested companies:
      Receivables, net                                                        (352)     (168)       35
      Inventories                                                             (192)     (531)     (952)
      Accounts payable                                                        (150)       37        60
      Income taxes                                                             565        48       373
      Accrued liabilities and other current assets                             254       726      (448)
   Other                                                                       671       653       527
======================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

for the years ended December 31,
--------------------------------------------------------------------------------------------
                                                                  1998       1997       1996
--------------------------------------------------------------------------------------------
Financial services
   Deferred income tax provision                               $   265    $   257    $   224
   Gain on sale of business                                                  (103)
   Other                                                           (14)        10         38
--------------------------------------------------------------------------------------------
      Net cash provided by operating activities                  8,120      8,340      7,634
--------------------------------------------------------------------------------------------
Cash Provided By (Used In) Investing Activities
Consumer products
   Capital expenditures                                         (1,804)    (1,874)    (1,782)
   Purchase of businesses, net of acquired cash                    (17)      (630)      (616)
   Proceeds from sales of businesses                                16      1,784        612
   Other                                                          (154)        42        (47)
Financial services
   Investments in finance assets                                  (736)      (652)      (439)
   Proceeds from finance assets                                    141        287        217
   Proceeds from sale of business                                             424
--------------------------------------------------------------------------------------------
      Net cash used in investing activities                     (2,554)      (619)    (2,055)
--------------------------------------------------------------------------------------------
Cash Provided By (Used In) Financing Activities
Consumer products
   Net issuance (repayment) of short-term borrowings                61     (1,482)    (1,119)
   Long-term debt proceeds                                       2,065      2,893      2,699
   Long-term debt repaid                                        (1,616)    (1,987)    (1,979)
Financial services
   Net repayment of short-term borrowings                                    (173)      (498)
   Long-term debt proceeds                                                    174        363
   Long-term debt repaid                                          (178)      (387)
Repurchase of common stock                                        (307)      (805)    (2,770)
Dividends paid                                                  (3,984)    (3,885)    (3,462)
Issuance of common stock                                           265        205        448
Other                                                             (200)       (74)       (88)
--------------------------------------------------------------------------------------------
      Net cash used in financing activities                     (3,894)    (5,521)    (6,406)
--------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       127       (158)       (71)
--------------------------------------------------------------------------------------------
Cash and cash equivalents:
   Increase (decrease)                                           1,799      2,042       (898)
   Balance at beginning of year                                  2,282        240      1,138
--------------------------------------------------------------------------------------------
   Balance at end of year                                      $ 4,081    $ 2,282    $   240
============================================================================================
Cash paid: Interest--Consumer products                         $ 1,141    $ 1,219    $ 1,244
============================================================================================
                   --Financial services                        $    79    $    79    $    95
============================================================================================
           Income taxes                                        $ 2,644    $ 3,794    $ 3,424
============================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions of dollars, except per share data)

                                                                                     Accumulated
                                                                            Other Comprehensive Earnings
                                                                          ---------------------------------
                                                                 Earnings
                                                               Reinvested    Currency                          Cost of        Total
                                                        Common     in the Translation                      Repurchased Stockholders'
                                                         Stock   Business Adjustments      Other      Total      Stock       Equity
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1996                              $   935    $19,811     $   467    $   (32)   $   435    $(7,196)     $13,985

Comprehensive earnings:
   Net earnings                                                     6,303                                                     6,303
   Other comprehensive earnings, net of income taxes:
         Currency translation
            adjustments                                                          (275)                 (275)                   (275)
         Net unrealized appreciation
            on securities                                                                     30         30                      30
-----------------------------------------------------------------------------------------------------------------------------------
   Total other comprehensive earnings                                                                                          (245)
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  6,058
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
   of other stock awards                                              (28)                                         609          581
Cash dividends declared ($1.47 per share)                          (3,606)                                                   (3,606)
Stock repurchased                                                                                               (2,800)      (2,800)
-----------------------------------------------------------------------------------------------------------------------------------
   Balances, December 31, 1996                             935     22,480         192         (2)       190     (9,387)      14,218

Comprehensive earnings:
   Net earnings                                                     6,310                                                     6,310
   Other comprehensive earnings, net of income taxes:
         Currency translation
            adjustments                                                        (1,301)               (1,301)                 (1,301)
         Net unrealized appreciation
            on securities                                                                      2          2                       2
-----------------------------------------------------------------------------------------------------------------------------------
   Total other comprehensive earnings                                                                                        (1,299)
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  5,011
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
   of other stock awards                                               14                                          300          314
Cash dividends declared ($1.60 per share)                          (3,880)                                                   (3,880)
Stock repurchased                                                                                                 (743)        (743)
-----------------------------------------------------------------------------------------------------------------------------------
   Balances, December 31, 1997                             935     24,924      (1,109)               (1,109)    (9,830)      14,920

Comprehensive earnings:
   Net earnings                                                     5,372                                                     5,372
   Other comprehensive earnings, net of income taxes:
         Currency translation
            adjustments                                                            28                    28                      28
         Additional minimum pension
            liability                                                                        (25)       (25)                    (25)
-----------------------------------------------------------------------------------------------------------------------------------
   Total other comprehensive earnings                                                                                             3
-----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  5,375
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
   of other stock awards                                               50                                          287          337
Cash dividends declared ($1.68 per share)                          (4,085)                                                   (4,085)
Stock repurchased                                                                                                 (350)        (350)
-----------------------------------------------------------------------------------------------------------------------------------
   Balances, December 31, 1998                         $   935    $26,261     $(1,081)   $   (25)   $(1,106)   $(9,893)     $16,197
===================================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies:

      Basis of presentation: The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

      Certain prior years' amounts have been reclassified to conform with the current year's presentation.

      Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

      Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to cost substantially all domestic inventories. The cost of other inventories is determined by the average cost or first-in, first-out methods. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

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

      Depreciation, amortization and goodwill valuation: Depreciation is recorded by the straight-line method. Goodwill and other intangible assets substantially comprise brand names purchased through acquisitions, which are amortized on the straight-line method over 40 years. The Company periodically evaluates the recoverability of its intangible assets and measures any impairment by comparison to estimated undiscounted cash flows from future operations.

      Advertising costs: Advertising costs are expensed as incurred.

      Revenue recognition: The Company recognizes operating revenues upon shipment of goods to customers.

      Hedging instruments: The Company utilizes certain financial instruments to manage its foreign currency, commodity and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. To qualify as a hedge, the Company must be exposed to price, currency or interest rate risk and the financial instrument must reduce the exposure and be designated as a hedge. Additionally, for hedges of anticipated transactions, the significant characteristics and expected terms of the anticipated transaction must be identified and it must be probable that the anticipated transaction will occur. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

      The Company uses forward contracts, options and swap agreements to mitigate its foreign currency exposure. The corresponding gains and losses on those contracts are deferred and included in the basis of the underlying hedged transactions when settled. Options are used to hedge anticipated transactions. Option premiums are recorded generally as other current assets on the consolidated balance sheets and amortized to interest and other debt expense, net over the lives of the related options. The values of options, excluding their time values, are recognized as adjustments to the related hedged items. If anticipated transactions were not to occur, any gains or losses would be recognized in earnings currently. Foreign currency and related interest rate swap agreements are used to hedge certain foreign currency net investments. Realized and unrealized gains and losses on foreign currency swap agreements that are effective as hedges of net assets in foreign subsidiaries are offset against currency translation adjustments as a component of stockholders' equity. The interest differential to be paid or received under the currency and related interest rate swap agreements is recognized over the life of the related debt and is included in interest and other debt expense, net. Gains and losses on terminated foreign currency swap agreements, if any, are recorded as currency translation adjustments, which is a component of stockholders' equity.

      Commodity futures and forward contracts are used by the Company to procure raw materials, primarily coffee, cocoa, sugar, wheat and corn. Commodity futures and options are also used to hedge the price of certain commodities, primarily coffee and cocoa. Realized gains and losses on commodity futures, forward contracts and options are deferred as a component of inventories and are recognized when related raw material costs are charged to cost of sales. If the anticipated transaction were not to occur, the gains and losses would be recognized in earnings currently.

      Interest rate swap agreements are accounted for on an accrual basis with the net receivable or payable recognized as an adjustment to interest expense. Gains and losses on terminated interest rate swaps, if any, are recognized over the remaining life of the arrangement, or immediately, if the hedged items do not remain outstanding. The fair value of the interest rate swap agreements and changes in these fair values as a result of changes in market interest rates are not recognized in the consolidated financial statements.

      During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which must be adopted by the Company by January 1, 2000. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company has not yet determined the impact that adoption or subsequent application of SFAS No. 133 will have on its financial position or results of operations.

      Stock-based compensation: The Company accounts for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," which generally does not result in compensation cost.

      Software costs: The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use in accordance with Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which was adopted by the Company as of January 1, 1998. The adoption of SOP 98-1 had no material effect on the Company's financial position or results of operations.

      Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the software.

Note 2. Divestitures:

During 1997, the Company sold several domestic and international food businesses, including its Brazilian ice cream businesses and its North American maple-flavored syrup businesses, for total proceeds of $1.5 billion and net pre-tax gains of $958 million. In addition, the Company sold its equity interest in a Canadian beer operation and sold a minority interest in a beer import operation for proceeds of $306 million and a pre-tax gain of $12 million. The Company also sold its real estate operations for total proceeds of $424 million and a pre-tax gain of $103 million.

      During 1996, the Company sold several domestic and international food businesses, including its North American bagel business, for total proceeds of $612 million and net pre-tax gains of $320 million.

      The operating results of these businesses were not material to the Company's consolidated operating results in any of the periods presented. Pre-tax gains on these divestitures were included in marketing, administration and research costs on the Company's consolidated statements of earnings.

Note 3. Acquisitions:

During December 1998, the Company's domestic tobacco subsidiary paid $150 million for options to purchase the voting and non-voting common stock of a company ("the acquiree"), the sole assets of which are three U.S. cigarette brands. The exercise of the options is subject to regulatory approval. Upon exercise of these options, the Company will acquire all the common stock of the acquiree for an additional $150 million.

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

Note 4. Food Realignment Charges:

In the fourth quarter of 1997, the Company's international food operations recorded a charge of $342 million related primarily to the downsizing or closure of manufacturing and other facilities, as well as the discontinuance of certain low-margin product lines. The Company also recorded a charge of $288 million for incremental postemployment benefits, primarily related to severance.

      In 1996, the Company's North American food and international food operations charged $252 million and $68 million, respectively, to marketing, administration and research costs. These charges related primarily to the downsizing and closure of certain food manufacturing facilities, related incremental postemployment costs, primarily severance, and an early retirement program.

      These charges, which were recorded to marketing, administration and research costs, reduced earnings before income taxes by $630 million and $320 million in 1997 and 1996, respectively.

Note 5. Inventories:

The cost of approximately 50% of inventories in 1998 and 1997 was determined using the LIFO method. The stated LIFO values of inventories were approximately $1.1 billion and $1.0 billion lower than the current cost of inventories at December 31, 1998 and 1997, respectively.

Note 6. Short-Term Borrowings and Borrowing Arrangements:

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:

(in millions)
-------------------------------------------------------------------------------
                                                  1998                     1997
-------------------------------------------------------------------------------
                                               Average                  Average
                                   Amount     Year-End       Amount    Year-End
                              Outstanding         Rate  Outstanding        Rate
===============================================================================
Consumer products:
  Bank loans                         $260         10.3%        $194         8.8%
  Amount reclassified
   as long-term debt                  (35)                      (37)
-------------------------------------------------------------------------------
                                     $225                      $157
===============================================================================

The fair values of the Company's short-term borrowings at December 31, 1998 and 1997, based upon market rates, approximate the amounts disclosed above.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $12.2 billion at December 31, 1998. Approximately $12.0 billion of these facilities were unused at December 31, 1998. Certain of these facilities are used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio.

      The Company's credit facilities include revolving bank credit agreements totaling $10.0 billion. Included in this total are an agreement for $2.0 billion, which expires in October 1999, and an agreement for $8.0 billion, expiring in 2002, which enable the Company to refinance short-term debt on a long-term basis. Accordingly, short-term borrowings intended to be refinanced were reclassified as long-term debt.

Note 7. Long-Term Debt:

      At December 31, 1998 and 1997 the Company's long-term debt consisted of the following:

(in millions)
-------------------------------------------------------------------------------
                                                              1998         1997
-------------------------------------------------------------------------------
Consumer products:
  Short-term borrowings, reclassified                      $    35      $    37
  Notes, 6.15% to 9.25% (average
    effective rate 7.39%), due
    through 2008                                             9,615        9,735
  Debentures, 6.00% to 8.50%
    (average effective rate 9.90%),
    $1.9 billion face amount, due
    through 2027                                             1,691        1,830
  Foreign currency obligations:
    Swiss franc, 1.39% to 5.50%
      (average effective rate 4.96%),
      due through 2000                                         463          857
    German mark, 5.63% to 6.38%
      (average effective rate 5.63%),
      due through 2008                                       1,566          341
  Other foreign                                                122           61
  Other                                                        236          240
-------------------------------------------------------------------------------
                                                            13,728       13,101
Less current portion of long-term debt                      (1,822)      (1,516)
-------------------------------------------------------------------------------
                                                           $11,906      $11,585
===============================================================================
Financial services:
  Eurodollar note, 6.63%, due 1999                         $   200      $   200
  Foreign currency obligations:
    French franc, 6.88%, due 2006                              179          169
    German mark, 6.50% and 5.38%,
      (average effective rate
      5.89%) due 2003 and 2004                                 330          311
    ECU note, 8.50%, due 1998                                               165
-------------------------------------------------------------------------------
                                                           $   709      $   845
===============================================================================

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                                    Consumer                           Financial
(in millions)                       Products                            Services
--------------------------------------------------------------------------------
1999                                  $1,822                                $200
2000                                   1,662
2001                                   1,843
2002                                   1,402
2003                                   1,251                                 150
2004-2008                              4,795                                 359
2009-2013                                248
Thereafter                               815
--------------------------------------------------------------------------------

Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including current portion of long-term debt, at December 31, 1998 and 1997 was $15.4 billion and $14.6 billion, respectively.

Note 8. Capital Stock:

In 1997, the Company's Board of Directors declared a three-for-one split of the Company's common stock, changed the common stock's par value from $1.00 to $0.33 1/3 per share and increased the number of authorized shares of common stock from 4 billion to 12 billion shares. All references in the consolidated financial statements to shares and related prices, weighted average number of shares, per share amounts and stock plan data have been adjusted to reflect the split.

      Shares of common stock issued, repurchased and outstanding were as follows:

                                      Shares           Shares        Net Shares
                                      Issued      Repurchased       Outstanding
===============================================================================
Balances,
  January 1, 1996              2,805,961,317     (312,451,299)    2,493,510,018
Exercise of stock options
  and issuance of other
  stock awards                                     23,672,505        23,672,505
Repurchased                                       (85,836,249)      (85,836,249)
-------------------------------------------------------------------------------
  Balances,
    December 31, 1996          2,805,961,317     (374,615,043)    2,431,346,274
Exercise of stock options
  and issuance of other
  stock awards                                     12,345,228        12,345,228
Repurchased                                       (18,204,213)      (18,204,213)
-------------------------------------------------------------------------------
  Balances,
    December 31, 1997          2,805,961,317     (380,474,028)    2,425,487,289
Exercise of stock options
  and issuance of other
  stock awards                                     11,501,286        11,501,286
Repurchased                                        (6,454,000)       (6,454,000)
-------------------------------------------------------------------------------
  Balances,
    December 31, 1998          2,805,961,317     (375,426,742)    2,430,534,575
===============================================================================

At December 31, 1998, 173,607,574 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 9. Stock Plans:

Under the Philip Morris 1997 Performance Incentive Plan (the "Plan"), the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 120 million shares of common stock may be issued under the Plan, of which no more than 36 million shares may be awarded as restricted stock. Shares available to be granted at December 31, 1998 were 85,883,360.

      Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the Plan generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

      Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company applies the intrinsic value-based methodology permitted by SFAS No. 123 in accounting for the Plan. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards under the Plan been determined on the fair value at the grant date, the Company's net earnings, basic EPS and diluted EPS would have been $5,280 million, $2.17 and $2.16, respectively, for the year ended December 31, 1998; $6,218 million, $2.57 and $2.55, respectively, for the year ended December 31, 1997; and $6,235 million, $2.54 and $2.51, respectively, for the year ended December 31, 1996. The foregoing impact of compensation cost, calculated in accordance with the fair value method prescribed by SFAS No. 123, was determined using a modified Black-Scholes methodology and the following assumptions:

                         Weighted
                          Average                    Expected
            Risk-Free    Expected       Expected     Dividend      Fair Value at
        Interest Rate        Life     Volatility        Yield         Grant Date
================================================================================
1998             5.52%          5          23.83%        4.03%            $ 7.78
1997             6.38           5          27.86         3.65              10.83
1996             6.70           5          23.80         3.83               7.73
================================================================================

      Option activity was as follows for the years ended December 31, 1996, 1997 and 1998:

                                                                        Weighted
                                 Shares Subject          Options         Average
                                      to Option      Exercisable  Exercise Price
================================================================================
Balance at
  January 1, 1996                    85,224,372       62,102,802          $20.09
  Options granted                    22,627,215                            36.08
  Options exercised                 (25,310,940)                           18.94
  Options canceled                   (1,327,266)                           26.21
--------------------------------------------------------------------------------
Balance at
  December 31, 1996                  81,213,381       58,949,796           24.81
  Options granted                    16,105,390                            43.88
  Options exercised                 (12,782,568)                           19.86
  Options canceled                     (890,644)                           34.75
--------------------------------------------------------------------------------
Balance at
  December 31, 1997                  83,645,559       67,827,399           29.13
  Options granted                    18,652,100                            39.74
  Options exercised                 (12,042,497)                           22.56
  Options canceled                   (3,051,498)                           31.74
--------------------------------------------------------------------------------
Balance at
  December 31, 1998                  87,203,664       68,864,594          $32.21
================================================================================

The weighted average exercise prices of options exercisable at December 31, 1998, 1997 and 1996 were $30.21, $25.69 and $20.56, respectively.

      The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1998, by range of exercise price:

                          Options Outstanding              Options Exercisable
                  ----------------------------------     -----------------------
                                            Weighted                    Weighted
Range of                         Remaining   Average                     Average
Exercise               Number  Contractual  Exercise          Number    Exercise
Prices            Outstanding         Life     Price     Exercisable       Price
================================================================================
$11.80-$17.23      10,965,163      3 years    $15.70      10,965,163      $15.70
 18.35- 26.28      24,813,444      5 years     24.16      24,813,444       24.16
 28.27- 40.00      36,608,512      8 years     37.89      18,291,382       36.06
 41.62- 58.72      14,816,545      8 years     43.89      14,794,605       43.88
--------------------------------------------------------------------------------
                   87,203,664                             68,864,594
                   ==========                             ==========

The Company may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 1998, 1997 and 1996 the Company granted 603,650, 692,100 and 180,000 shares, respectively, of restricted stock to eligible U.S. based employees and also issued to eligible non-U.S. employees rights to receive 120,500 and 392,400 like shares, respectively, during 1998 and 1997. At December 31, 1998, restrictions on the stock, net of forfeitures, lapse as follows: 1999-120,300 shares; 2000-654,000 shares; 2002-1,263,450 shares; 2003-290,250 shares; and 2004 and thereafter-636,000 shares.

The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. The Company recorded compensation expense related to restricted stock and other stock awards of $34 million, $29 million and $37 million for the years ended December 31, 1998, 1997 and 1996, respectively. The unamortized portion is reported as a reduction of earnings reinvested in the business and was $59 million and $49 million at December 31, 1998 and 1997, respectively.

Note 10. Earnings per Share:

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share," which established standards for computing and presenting both basic and diluted earnings per share ("EPS"). Basic and diluted EPS were calculated using the following for the years ended December 31, 1998, 1997 and 1996:

(in millions)
--------------------------------------------------------------------------------
                                                      1998       1997       1996
--------------------------------------------------------------------------------
Net earnings                                        $5,372     $6,310     $6,303
================================================================================
Weighted average shares for
  basic EPS                                          2,429      2,420      2,456
Plus incremental shares from conversions:
  Restricted stock and stock rights                      1          1          8
  Stock options                                         16         21         18
--------------------------------------------------------------------------------
Weighted average shares for
  diluted EPS                                        2,446      2,442      2,482
================================================================================

In 1998, 1997 and 1996, options on 14,797,260, 11,988,118 and 18,737,224 shares of common stock, respectively, were not included in the calculation of weighted average shares for diluted EPS because their effects would be antidilutive.

Note 11. Pre-tax Earnings and Provision for Income Taxes:

Pre-tax earnings and provision for income taxes consisted of the following for the years ended December 31, 1998, 1997 and 1996:

(in millions)
-------------------------------------------------------------------------------
                                                   1998        1997        1996
-------------------------------------------------------------------------------
Pre-tax earnings:
  United States                                  $5,134     $ 7,515     $ 7,399
  Outside United States                           3,953       3,096       3,284
-------------------------------------------------------------------------------
    Total pre-tax earnings                       $9,087     $10,611     $10,683
================================================================================
Provision for income taxes:
  United States federal:
   Current                                       $1,614     $ 2,027     $ 1,836
   Deferred                                         171          12         438
-------------------------------------------------------------------------------
                                                  1,785       2,039       2,274
  State and local                                   350         354         430
-------------------------------------------------------------------------------
    Total United States                           2,135       2,393       2,704
-------------------------------------------------------------------------------
  Outside United States:
   Current                                        1,475       1,851       1,727
   Deferred                                         105          57         (51)
-------------------------------------------------------------------------------
    Total outside
      United States                               1,580       1,908       1,676
-------------------------------------------------------------------------------
    Total provision for
      income taxes                               $3,715     $ 4,301     $ 4,380
================================================================================

At December 31, 1998, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $3.4 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $173 million would have been provided.

      The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that adequate tax payments have been made and accruals recorded for all years.

      The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 1998, 1997 and 1996:

------------------------------------------------------------------------------
                                                     1998      1997       1996
------------------------------------------------------------------------------
U.S. federal statutory rate                          35.0%     35.0%      35.0%
Increase (decrease) resulting from:
  State and local income taxes,
   net of federal tax benefit                         2.5       2.2        2.6
  Rate differences--foreign
   operations                                         0.6       3.7        3.3
  Goodwill amortization                               2.0       1.7        1.8
  Other                                               0.8      (2.1)      (1.7)
------------------------------------------------------------------------------
Effective tax rate                                   40.9%     40.5%      41.0%
==============================================================================

The tax effects of temporary differences which gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 1998 and 1997:

(in millions)
-------------------------------------------------------------------------------
                                                            1998           1997
-------------------------------------------------------------------------------
Deferred income tax assets:
  Accrued postretirement and
   postemployment benefits                               $ 1,104        $ 1,084
  Accrued liabilities                                        568            577
  Realignment and other reserves                             356            427
  Settlement charges                                         476            261
  Other                                                      154            167
-------------------------------------------------------------------------------
  Total deferred income tax assets                         2,658          2,516
-------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment                           (1,866)        (1,695)
  Prepaid pension costs                                     (279)          (326)
-------------------------------------------------------------------------------
  Total deferred income tax liabilities                   (2,145)        (2,021)
-------------------------------------------------------------------------------
Net deferred income tax assets                           $   513        $   495
===============================================================================

Financial services deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

Note 12. Segment Reporting:

Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes previously issued segment reporting disclosure rules and requires reporting of segment information that is consistent with the way in which management operates the Company. The adoption of SFAS No. 131 at December 31, 1998 did not have any impact on the Company's financial position or the results of operations. The segment disclosures presented for prior years have been restated to conform with the presentation adopted for the current year.

      The Company's products include cigarettes, food (consisting principally of coffee, cheese, chocolate confections, processed meat products and various packaged grocery products) and beer. A subsidiary of the Company, Philip Morris Capital Corporation, invests in leveraged and direct finance leases, other tax-oriented financing transactions and third-party financial instruments. These products and services constitute the Company's reportable segments of domestic tobacco, international tobacco, North American food, international food, beer and financial services.

      The Company's management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the reportable segments excludes general corporate expenses, minority interest and amortization of goodwill. Interest and other debt expense, net (consumer products) and provision for income taxes are centrally managed at the corporate level and accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. The Company's assets are managed on a worldwide basis by major products and accordingly, asset information is reported for the tobacco, food, beer and financial services segments. Goodwill and amortization of goodwill is principally attributable to the North American food segment. Other assets consist primarily of cash and cash equivalents. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

      Reportable segment data were as follows:

For the years ended December 31,
(in millions)
-------------------------------------------------------------------------------
                                                   1998        1997        1996
-------------------------------------------------------------------------------
Operating revenues:
  Domestic tobacco                              $15,310     $13,584     $12,462
  International tobacco                          27,390      26,240      24,087
  North American food                            17,312      16,838      16,447
  International food                              9,999      10,852      11,503
  Beer                                            4,105       4,201       4,327
  Financial services                                275         340         378
-------------------------------------------------------------------------------
   Total operating revenues                     $74,391     $72,055     $69,204
===============================================================================
Operating companies income:
  Domestic tobacco                              $ 1,489     $ 3,287     $ 4,206
  International tobacco                           5,029       4,572       4,078
  North American food                             3,055       2,873       2,628
  International food                              1,127       1,326       1,303
  Beer                                              451         459         440
  Financial services                                183         297         193
-------------------------------------------------------------------------------
    Total operating companies
      income                                     11,334      12,814      12,848
  General corporate expenses                       (645)       (479)       (442)
  Minority interest                                (128)        (87)        (43)
  Amortization of goodwill                         (584)       (585)       (594)
-------------------------------------------------------------------------------
    Total operating income                        9,977      11,663      11,769
  Interest and other debt
    expense, net                                   (890)     (1,052)     (1,086)
-------------------------------------------------------------------------------
    Total earnings before
      income taxes                              $ 9,087     $10,611     $10,683
===============================================================================

Operating companies income for the domestic tobacco segment included pre-tax tobacco litigation settlement charges of $3,381 million and $1,457 million for the years ended December 31, 1998 and 1997, respectively. General corporate expenses for the year ended December 31, 1998 included a pre-tax charge of $116 million related to the settlement of shareholder litigation. In addition, during 1998 pre-tax charges of $319 million and $18 million were recorded for voluntary separation and early retirement and severance programs by the domestic tobacco operations and the Company's corporate headquarters, respectively. See Notes 2, 3 and 4 regarding divestitures, acquisitions and food realignment charges.

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                                  1998         1997         1996
--------------------------------------------------------------------------------
Depreciation expense:
  Domestic tobacco                             $   216      $   171      $   172
  International tobacco                            267          236          206
  North American food                              267          268          268
  International food                               227          246          270
  Beer                                             108          104          104
--------------------------------------------------------------------------------
                                                 1,085        1,025        1,020
  Other                                             21           19           17
--------------------------------------------------------------------------------
    Total depreciation expense                 $ 1,106      $ 1,044      $ 1,037
================================================================================
Assets:
  Tobacco                                      $16,395      $15,012      $13,545
  Food                                          31,397       31,170       33,241
  Beer                                           1,503        1,451        1,705
  Financial services                             6,480        5,886        5,917
--------------------------------------------------------------------------------
                                                55,775       53,519       54,408
  Other                                          4,145        2,428          463
--------------------------------------------------------------------------------
    Total assets                               $59,920      $55,947      $54,871
================================================================================
Capital expenditures:
  Domestic tobacco                             $   217      $   483      $   457
  International tobacco                            588          455          372
  North American food                              534          440          430
  International food                               307          297          382
  Beer                                             129          115          122
--------------------------------------------------------------------------------
                                                 1,775        1,790        1,763
  Other                                             29           84           19
--------------------------------------------------------------------------------
    Total capital expenditures                 $ 1,804      $ 1,874      $ 1,782
================================================================================

The Company's operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment revenues attributable to customers located in Germany were $9.2 billion, $9.5 billion and $10.4 billion for the years ended December 31, 1998, 1997 and 1996, respectively.

      Geographic data for operating revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets other than goodwill and other intangible assets) were as follows:

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                                  1998         1997         1996
--------------------------------------------------------------------------------
Operating revenues:
  United States--domestic                      $35,432      $33,208      $31,993
               --export                          6,005        6,705        6,476
  Europe                                        25,169       24,796       24,232
  Other                                          7,785        7,346        6,503
--------------------------------------------------------------------------------
    Total operating revenues                   $74,391      $72,055      $69,204
================================================================================
Long-lived assets:
  United States                                $15,616      $14,533      $13,985
  Europe                                         4,159        4,057        4,575
  Other                                          2,349        2,128        2,123
--------------------------------------------------------------------------------
    Total long-lived assets                    $22,124      $20,718      $20,683
================================================================================

Note 13. Benefit Plans:

The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all U.S. employees. Pension coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, the Company and its U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees. Health care benefits for retirees outside the United States and Canada are generally covered through local government plans.

      Effective December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 does not change the measurement or recognition of those plans, but revises the disclosure requirements for pension and other postretirement benefit plans for all years presented.

      Pension Plans: Net pension cost (income) consisted of the following for the years ended December 31, 1998, 1997 and 1996:

(in millions)                       U.S. Plans               Non-U.S. Plans
-------------------------------------------------------------------------------
                              1998     1997     1996     1998     1997     1996
-------------------------------------------------------------------------------
Service cost                 $ 156    $ 137    $ 143    $  91    $  83    $  80
Interest cost                  406      382      373      165      163      166
Expected return on
  plan assets                 (615)    (564)    (533)    (150)    (135)    (131)
Amortization:
  Net gain on
    adoption of
    SFAS No. 87                (24)     (24)     (25)
  Unrecognized net
    loss (gain) from
    experience
    differences                                    9       (4)      (1)
  Prior service cost            15       14       14        6        6        3
Termination,
  settlement and
  curtailment                  251      (22)     (35)
-------------------------------------------------------------------------------
Net pension cost
  (income)                   $ 189    $ (77)   $ (54)   $ 108    $ 116    $ 118
===============================================================================

During 1998, 1997 and 1996, the Company instituted early retirement and workforce reduction programs and, during 1997 and 1996, the Company also sold businesses. These actions resulted in additional termination benefits and curtailment losses of $279 million, net of settlement gains of $28 million in 1998, settlement gains of $22 million in 1997 and settlement gains of $69 million, net of additional termination benefits of $34 million in 1996.

      The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at December 31, 1998 and 1997 were as follows:

(in millions)                               U.S. Plans         Non-U.S. Plans
-------------------------------------------------------------------------------
                                          1998       1997       1998       1997
-------------------------------------------------------------------------------
Benefit obligation at
  January 1                            $ 5,523    $ 4,880    $ 2,701    $ 2,642
  Service cost                             156        137         91         83
  Interest cost                            406        382        165        163
  Benefits paid                           (396)      (309)      (129)       (79)
  Termination, settlement
    and curtailment                        305        (22)
  Actuarial losses                         238        461        263         80
  Currency                                                        95       (188)
  Other                                    (12)        (6)        15
-------------------------------------------------------------------------------
Benefit obligation at
  December 31                            6,220      5,523      3,201      2,701
-------------------------------------------------------------------------------
Fair value of plan assets at
  January 1                              8,085      7,101      2,189      1,927
  Actual return on plan assets             973      1,308        116        269
  Contributions                             14         15         53         49
  Benefits paid                           (372)      (292)       (93)       (70)
  Currency                                                        39        (26)
  Actuarial (losses) gains                   3        (47)       (56)        40
-------------------------------------------------------------------------------
Fair value of plan assets at
  December 31                            8,703      8,085      2,248      2,189
-------------------------------------------------------------------------------
Excess (Deficit) of plan assets
  versus benefit obligations
  at December 31                         2,483      2,562       (953)      (512)
  Unrecognized actuarial
    (gains) losses                      (1,718)    (1,659)       171       (187)
  Unrecognized prior
    service cost                           107        121         37         40
  Unrecognized net transition
    obligation                             (58)       (83)        12         11
-------------------------------------------------------------------------------
Net prepaid pension asset
  (liability)                          $   814    $   941    $  (733)   $  (648)
===============================================================================

The combined domestic and foreign pension plans resulted in a net prepaid pension asset of $81 million and $293 million at December 31, 1998 and 1997, respectively. These amounts were recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997 as other assets of $1.9 billion and $1.7 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations and other liabilities of $1.8 billion and $1.4 billion, respectively, for those plans in which the accumulated benefit obligations exceeded their plan assets.

      For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,484 million, $1,374 million and $1,123 million, respectively, as of December 31, 1998 and $297 million, $229 million and $54 million, respectively, as of December 31, 1997. For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,111 million, $996 million and $155 million, respectively, as of December 31, 1998 and $935 million, $814 million and $115 million, respectively, as of December 31, 1997.

      The following weighted-average assumptions were used to determine the Company's obligations under the plans:

                                            U.S. Plans           Non-U.S. Plans
-------------------------------------------------------------------------------
                                          1998       1997       1998       1997
-------------------------------------------------------------------------------
Discount rate                             7.00%      7.25%      5.37%      6.30%
Expected rate of return on
  plan assets                             9.00       9.00       7.63       7.18
Rate of compensation
  increase                                4.50       4.50       3.73       4.18
===============================================================================

The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, nonunion and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $201 million, $200 million and $199 million in 1998, 1997 and 1996, respectively.

      Postretirement Benefit Plans: Net postretirement health care costs consisted of the following for the years ended December 31, 1998, 1997 and 1996:

(in millions)
-------------------------------------------------------------------------------
                                                       1998      1997      1996
-------------------------------------------------------------------------------
Service cost                                           $ 56      $ 54      $ 59
Interest cost                                           182       182       180
Amortization:
  Unrecognized net (gain) loss from
    experience differences                               (3)       (3)        4
  Unrecognized prior service cost                       (12)      (12)      (12)
Other expense (income)                                   30                  (8)
-------------------------------------------------------------------------------
  Net postretirement health
    care costs                                         $253      $221      $223
===============================================================================

During 1998, 1997 and 1996 the Company instituted early retirement and workforce reduction programs and, in 1996, the Company also sold businesses. These actions resulted in additional postretirement health care costs of $20 million and curtailment losses of $10 million in 1998 and curtailment gains in 1996, all of which are included in other expense (income) above.

      The Company's postretirement health care plans currently are not funded. The changes in the benefit obligations of the plans at December 31, 1998 and 1997 were as follows:

(in millions)
-------------------------------------------------------------------------------
                                                                1998       1997
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  at January 1                                                $2,627     $2,426
  Service cost                                                    56         54
  Interest cost                                                  182        182
  Benefits paid                                                 (135)      (136)
  Termination, settlement and curtailment                        107
  Plan amendments                                                  1          6
  Actuarial (gains) losses                                       (67)        95
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  at December 31                                               2,771      2,627
  Unrecognized actuarial losses                                 (201)      (173)
  Unrecognized prior service cost                                 96        109
-------------------------------------------------------------------------------
Accrued postretirement health care costs                      $2,666     $2,563
===============================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 8.0% in 1997, 7.5% in 1998 and 7.0% in 1999, gradually declining to 5.0% by the year 2003 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 13.0% in 1997, 12.0% in 1998 and 11.0% in 1999, gradually declining to 4.0% by the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 9.6% and 13.9%, respectively. A one-percentage-point decrease in the assumed health care cost trend rates for each year would decrease the accumulated postretirement benefit obligation as of December 31, 1998 and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 7.9% and 10.9%, respectively.

      The accumulated postretirement benefit obligations for U.S. plans at December 31, 1998 and 1997 were determined using assumed discount rates of 7.0% and 7.25%, respectively. The accumulated postretirement benefit obligation at December 31, 1998 and 1997 for Canadian plans was determined using an assumed discount rate of 6.50%.

Note 14. Additional Information:

For the years ended December 31,
(in millions)
-------------------------------------------------------------------------------
                                                       1998      1997      1996
-------------------------------------------------------------------------------
Research and
  development expense                                $  506    $  533    $  515
===============================================================================
Advertising expense                                  $2,416    $2,530    $2,605
===============================================================================
Interest and other debt expense, net:
  Interest expense                                   $1,144    $1,184    $1,183
  Interest income                                      (254)     (132)      (97)
-------------------------------------------------------------------------------
                                                     $  890    $1,052    $1,086
===============================================================================
Interest expense of financial
  services operations included
  in cost of sales                                   $   77    $   67    $   80
===============================================================================
Rent expense                                         $  429    $  443    $  430
===============================================================================

Note 15. Financial Instruments:

      Derivative financial instruments: The Company operates internationally, with manufacturing and sales facilities in various locations around the world. Derivative financial instruments are used by the Company for purposes other than trading, principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. The Company is not a party to leveraged derivatives.

      The Company has foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Swiss francs. At December 31, 1998 and 1997, the notional principal amounts of these agreements were $3.3 billion and $1.4 billion, respectively. Aggregate maturities at December 31, 1998 were as follows (in millions): 1999, $371; 2000, $1,015; 2002, $182; 2003, $150; and 2004 and
thereafter $1,604. The notional amount is used to calculate interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

      Forward exchange contracts and foreign currency options are used by the Company to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany and third party transactions. At December 31, 1998, the Company had long and short forward exchange/option contracts with U.S. dollar equivalent values of $3.6 billion and $4.5 billion, respectively. At December 31, 1997, the Company had long and short forward exchange/option contracts with U.S. dollar equivalent values of $1.3 billion and $1.2 billion, respectively.

      Credit exposure and credit risk: The Company is exposed to credit loss in the event of nonperformance by counterparties. However, the Company does not anticipate nonperformance and such exposure was not material at December 31, 1998.

      Fair value: The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 1998 was $15.6 billion as compared to its carrying value of $14.7 billion. The aggregate fair value of the Company's total debt at December 31, 1997 was $14.7 billion as compared to its carrying value of $14.1 billion.

      The carrying values of the foreign currency and related interest rate swap agreements, the forward currency contracts and the currency option contracts, which did not differ materially from their fair values, were not material.

      See Notes 6 and 7 for additional disclosures of fair value for short-term borrowings and long-term debt.

Note 16. Contingencies:

Legal proceedings covering a wide range of matters are pending in various United States and foreign jurisdictions against the Company, its subsidiaries and affiliates, including Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, Philip Morris International Inc. ("PMI"), the Company's international tobacco subsidiary, and their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, patent infringement, employment matters and claims for contribution.

Overview of Tobacco-Related Litigation

      Types and number of cases: Pending claims related to tobacco products generally fall within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, and (iii) health care cost recovery cases brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking. Governmental plaintiffs have included local, state and certain foreign governmental entities. Non-governmental plaintiffs in these cases include union health and welfare trust funds ("unions"), Blue Cross/Blue Shield groups, health maintenance organizations ("HMOs"), hospitals, native American tribes, taxpayers and others. Damages claimed in some of the smoking and health class actions and health care cost recovery cases range into the billions of dollars. Plaintiffs' theories of recovery and the defenses raised in those cases are discussed below.

      In recent years, there has been a substantial increase in the number of smoking and health cases being filed.

      As of December 31, 1998, there were approximately 510 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company, compared with approximately 375 such cases on December 31, 1997, and 185 such cases on December 31, 1996. Many of these cases are pending in Florida, West Virginia and New York. Fifteen of the individual cases involve allegations of various personal injuries allegedly related to exposure to environmental tobacco smoke ("ETS").

      In addition, as of December 31, 1998, there were approximately 60 smoking and health putative class actions pending in the United States against PM Inc. and, in some cases, the Company (including eight that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 50 such cases on December 31, 1997, and 20 such cases on December 31, 1996. Most of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

      During 1997 and 1998, PM Inc. and certain other United States tobacco product manufacturers entered into agreements settling the asserted and unasserted health care cost recovery and other claims of all 50 states and several commonwealths and territories of the United States. The settlements are in the process of being approved by the courts, and some of the settlements are being challenged by various third parties. As of December 31, 1998, there were approximately 95 health care cost recovery actions pending in the United States (excluding the cases covered by the settlements), compared with approximately 105 health care cost recovery cases pending on December 31, 1997, and 25 such cases on December 31, 1996.

      There are also a number of tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries including, as of December 31, 1998, approximately 27 smoking and health cases initiated by one or more individuals (Argentina (20), Brazil (1), Canada (1), Italy (1), Japan (1), Scotland (1) and Turkey (2)), and six smoking and health class actions (Brazil (2), Canada (3) and Nigeria (1)). In addition, health care cost recovery actions have been brought in Israel, the Republic of the Marshall Islands and British Columbia, Canada, and, in the United States, by the Republics of Bolivia, Guatemala, Panama and Nicaragua.

      Pending and upcoming trials: As of January 22, 1999, trials against PM Inc. and, in one case, the Company, were underway in the Engle smoking and health class action in Florida (discussed below) and in individual smoking and health cases in California and Tennessee.

      Additional cases are scheduled for trial during 1999, including three health care cost recovery actions brought by unions in Ohio (February), Washington (September) and New York (September), and two smoking and health class actions in Illinois (August) and Alabama (August). Also, twelve individual smoking and health cases against PM Inc. and, in some cases, the Company, are currently scheduled for trial during 1999. Trial dates, however, are subject to change.

      Verdicts in individual cases: During the past three years, juries have returned verdicts for defendants in three individual smoking and health cases and in one individual ETS smoking and health case. In June 1998, a Florida appeals court reversed a $750,000 jury verdict awarded in August 1996 against another United States cigarette manufacturer. Plaintiff is seeking an appeal of this ruling to the Florida Supreme Court. Also in June 1998, a Florida jury awarded the estate of a deceased smoker in a smoking and health case against another United States cigarette manufacturer $500,000 in compensatory damages, $52,000 for medical expenses and $450,000 in punitive damages. A Florida appeals court has ruled that this case was tried in the wrong venue and, accordingly, defendants are seeking to set aside the verdict and retry the case in the correct venue. In Brazil, a court in 1997 awarded plaintiffs in a smoking and health case the Brazilian currency equivalent of $81,000, attorneys' fees and a monthly annuity for 35 years equal to two-thirds of the deceased smoker's last monthly salary. Neither the Company nor its affiliates were parties to that action.

      Litigation settlements: In November 1998, PM Inc. and certain other United States tobacco product manufacturers entered into a Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM Inc. and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements") and an ETS smoking and health class action brought on behalf of airline flight attendants. The State Settlement Agreements and certain ancillary agreements are filed as exhibits to various of the Company's reports filed with the Securities and Exchange Commission, and such agreements and the ETS settlement are discussed in detail therein.

      PM Inc. recorded pre-tax charges of $3,081 million and $1,457 million during 1998 and 1997, respectively, to accrue for its share of all fixed and determinable portions of its obligations under the tobacco settlements, as well as $300 million during 1998 for its unconditional obligation under an agreement in principle to contribute to a tobacco growers trust fund, discussed below. As of December 31, 1998, PM Inc. had accrued costs of its obligations under the settlements and to tobacco growers aggregating $1,359 million, payable principally before the end of the year 2000. The settlement agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement in principle with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 1999, $4.2 billion (of which $2.7 billion related to the MSA and has already been paid by the industry); 2000, $9.2 billion; 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion; and
thereafter, $9.4 billion. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 1999, $450 million; 2000, $416 million; and 2001 through 2002, $250 million. These payment obligations are the several and not joint obligations of each settling defendant. PM Inc.'s portion of the future adjusted payments and legal fees, which is not currently estimable, will be based on its share of domestic cigarette shipments in the year preceding that in which the payment is made. PM Inc.'s shipment share in 1998 was approximately 50%.

      The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws and other provisions.

      As of January 22, 1999, the MSA had been approved by courts in 41 states and in the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and Northern Marianas. If a jurisdiction does not obtain final judicial approval of the MSA by December 31, 2001, the agreement will be terminated with respect to such jurisdiction.

      As part of the MSA, the settling defendants committed to work cooperatively with the tobacco grower community to address concerns about the potential adverse economic impact of the MSA on that community. To that end, in January 1999, the four major domestic tobacco product manufacturers, including PM Inc., agreed in principle to participate in the establishment of a $5.15 billion trust fund to be administered by the tobacco growing states. It is currently contemplated that the trust will be funded by industry participants over twelve years, beginning in 1999. PM Inc. has agreed to pay $300 million into the trust in 1999, which amount has been charged to 1998 operating income. Subsequent annual industry payments are to be adjusted for several factors, including inflation and United States cigarette consumption, and are to be allocated based on each manufacturer's market share.

      The Company believes that the State Settlement Agreements may materially adversely affect the business, volume, results of operations, cash flows or financial position of PM Inc. and the Company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements. As of January 22, 1999, manufacturers representing almost all domestic shipments in 1998 had agreed to become subject to the terms of the MSA.

      A description of the smoking and health litigation, health care cost recovery litigation and certain other proceedings pending against the Company and/or its subsidiaries and affiliates follows.

Smoking and Health Litigation

Plaintiffs' allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal Racketeer Influenced and Corrupt Organization Act ("RICO") and state RICO statutes. In certain of these cases, plaintiffs claim that cigarette smoking exacerbated the injuries caused by their exposure to asbestos. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

      In May 1996, the Fifth Circuit Court of Appeals held that a putative class consisting of all "addicted" smokers nationwide did not meet the standards and requirements of the federal rules governing class actions (Castano, et al. v. The American Tobacco Company, et al.). Since this class decertification, lawyers for plaintiffs have filed numerous smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states and raise "addiction" claims similar to those raised in the Castano case and, in some cases, claims of physical injury as well. As of December 31, 1998, smoking and health class actions were pending in Alabama, Arkansas, California, the District of Columbia, Florida, Hawaii, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah, Virginia, West Virginia and Wisconsin, as well as in Canada, Brazil and Nigeria. Class certification has been denied or reversed by courts in 13 smoking and health class actions involving PM Inc. in Louisiana, the District of Columbia, New York (2), Pennsylvania, Puerto Rico, New Jersey (5), Wisconsin and Kansas, while classes remain certified in three cases in Florida, Louisiana and Maryland. A number of these class certification decisions are on appeal. Class certification motions are pending in a number of the other putative smoking and health class actions. As mentioned above, one ETS smoking and health class action was settled in 1997.

      Engle trial: Trial in this Florida class action case began in July 1998. Plaintiffs seek compensatory and punitive damages ranging into the billions of dollars, as well as equitable relief including, but not limited to, a medical fund for future health care costs, attorneys' fees and court costs. The class consists of all Florida residents and citizens, and their survivors, who claim to have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine.

      The current trial plan calls for the case to be tried in three "Phases." The court has stated, however, that the trial plan may be modified further. Phase One, which is currently underway, involves evidence concerning certain "common" class issues relating to the plaintiff class's causes of action. Entitlement to punitive damages will be decided at the end of Phase One, but no amount will be set at that time.

      If plaintiffs prevail in Phase One, the first two stages of Phase Two will involve individual determination of specific causation and other individual issues regarding entitlement to compensatory damages for the class representatives. Stage three of Phase Two will involve an assessment of the amount of punitive damages, if any, that individual class representatives will be awarded. Stage four of Phase Two will involve the setting of a percentage or ratio of punitive damages for absent class members, assuming entitlement was found at the end of Phase One.

      Phase Three of the trial will be held before separate juries to address absent class members' claims, including issues of specific causation and other individual issues regarding entitlement to compensatory damages.

Health Care Cost Recovery Litigation

In certain of the pending proceedings, domestic and foreign governmental entities and non-governmental plaintiffs, including unions, Blue Cross/Blue Shield groups, HMOs, hospitals, native American tribes, taxpayers and others are seeking reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, for future expenditures and damages as well. Certain of these cases purport to be brought on behalf of a class of plaintiffs and, in some cases, the class has been certified by the court. In one health care cost recovery case, private citizens seek recovery of alleged tobacco-related health care expenditures incurred by the federal Medicare program. In others, Blue Cross subscribers seek reimbursement of allegedly increased medical insurance premiums caused by tobacco products. In the native American cases, claims are also asserted for alleged lost productivity of tribal government employees. Other relief sought by some but not all plaintiffs includes punitive damages, treble/multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, disclosure of nicotine yields, and payment of attorney and expert witness fees.

      The claims asserted in these health care cost recovery actions include the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking, the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state RICO statutes.

      Defenses raised include failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), lack of antitrust injury, federal preemption, lack of proximate cause, remoteness of injury, lack of statutory authority to bring suit and statute of limitations. In addition, defendants argue that they should be entitled to "set-off" any alleged damages to the extent the plaintiff benefits economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring any actions as subrogees of individual health care recipients and should be subject to all defenses available against the injured party.

      Excluding the cases covered by the State Settlement Agreements described above, as of December 31, 1998, there were approximately 95 health care cost recovery cases pending against PM Inc. and, in some cases, the Company, of which approximately 75 were filed by unions. Health care cost recovery actions have also been brought in Israel, the Republic of the

Marshall Islands, and British Columbia, Canada, and, in the United States, by the Republics of Bolivia, Guatemala, Panama and Nicaragua. Other foreign governmental entities have stated that they are considering filing health care cost recovery actions. In addition, in January 1999, President Clinton announced that the United States Department of Justice is preparing a litigation plan to take tobacco companies to court and to use recovered funds to strengthen Medicare.

      Courts have ruled on preliminary motions to dismiss various claims in approximately 50 health care cost recovery actions. Although many of the rulings in cases not settled by the State Settlement Agreements have been favorable to the industry, a number have been adverse, including rulings in the three union cases currently scheduled for trial in 1999. In late January and in February of 1999, the Third and Second Circuit Courts of Appeal are scheduled to hear oral argument on appeals from lower court rulings on motions to dismiss various claims in health care cost recovery actions filed by unions. The Company cannot predict the ultimate outcome of such appeals.

Certain Other Tobacco-Related Litigation

Since September 1997, a number of suits have been filed by former asbestos manufacturers, asbestos manufacturers' personal injury settlement trusts and an insurance company against domestic tobacco manufacturers, including PM Inc. and others. These cases seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Plaintiffs in most of these cases also seek punitive damages.

      Since June 1998, five class actions have been filed against PM Inc. and the Company, in Florida, New Jersey, Pennsylvania, Massachusetts and Tennessee, on behalf of individuals who purchased and consumed Marlboro Lights and, in one case, Marlboro Ultra Lights, as well. These cases allege, in connection with the use of the term "Lights" and/or "Ultra Lights," among other things, deceptive and unfair trade practices, unjust enrichment, and seek injunctive and equitable relief.

      Since July 1998, two suits have been filed in California courts alleging that domestic cigarette manufacturers, including PM Inc. and others, have violated the California statute known as "Proposition 65" by not informing the public of the alleged risks of ETS to non-smokers. Plaintiffs also allege violations of California's Business and Professions Code regarding unfair and fraudulent business practices. Plaintiffs seek statutory penalties, injunctions barring the sale of cigarettes, restitution, disgorgement of profits and other relief. The courts have denied defendants' motions to dismiss in both of these cases.

      In December 1998, a putative class action was filed against PM Inc. and certain other domestic tobacco manufacturers on behalf of a class consisting of citizens of the United States who consume tobacco products manufactured by defendants. One count of the complaint alleges that defendants conspired to raise the prices of their tobacco products in order to pay the costs of the MSA in violation of the federal antitrust laws. The other two counts allege that the actions of defendants amount to an unconstitutional deprivation of property without due process of law and an unlawful burdening of interstate trade. The complaint seeks unspecified damages (to be trebled under the antitrust count), injunctive and declaratory relief, costs and attorneys' fees.

Certain Other Actions

In September 1997, a putative class action suit consolidating several previously filed class actions was filed in Wisconsin alleging that Kraft Foods, Inc. ("Kraft"), and others engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange. Plaintiffs seek injunctive and equitable relief and treble damages. In June 1998, the court denied Kraft's motion to dismiss as to the antitrust and tortious interference claims and granted Kraft's motion to dismiss on breach of contract and false advertising claims. In October 1997, a putative class action suit was filed in Illinois against Kraft only and, in April 1998, a putative class action suit was filed in California against Kraft and others. Both of these suits contain allegations similar to those in the Wisconsin class action, but the Illinois case seeks a class comprising all of Kraft's milk suppliers, and the California case seeks a class comprising all of defendants' milk suppliers in California. In December 1998, the courts in both the Illinois and California cases granted Kraft's motions to dismiss the complaints.

      In November 1998, the United States District Court in the Southern District of New York approved an agreement settling a class action suit filed on behalf of all persons who purchased common stock of the Company between June 11, 1991 and May 6, 1994 (Kurzweil, et al. v. Philip Morris Companies Inc., et al.). It is anticipated that the settlement will also result in the dismissal of another class action suit that was filed on behalf of certain persons who purchased common stock of the Company between July 10, 1991, and April 1, 1993 (Lawrence, et al. v. Philip Morris Companies Inc., et al.). The Company recorded a pre-tax charge of $116 million in the fourth quarter of 1998 in connection with these matters.

                        -------------------------------

      One hundred eighty-eight tax assessments alleging the nonpayment of taxes in Italy (value-added taxes for the years 1988 to 1995 and income taxes for the years 1987 to 1995) have been served upon certain affiliates of the Company. The aggregate amount of unpaid taxes assessed to date is alleged to be the Italian lira equivalent of $2.7 billion. In addition, the Italian lira equivalent of $3.7 billion in interest and penalties has been assessed. The Company anticipates that value-added and income tax assessments may also be received with respect to subsequent years. All of the assessments are being vigorously contested. To date, the Italian administrative tax court in Milan has overturned eighty-one of the assessments. The decisions to overturn forty-three assessments have been appealed by the tax authorities. In a separate proceeding in Naples, in October 1997, a court dismissed charges of criminal association against certain present and former officers and directors of affiliates of the Company, but permitted charges of tax evasion to remain pending. In February 1998, the tax evasion charges were dismissed by the criminal court in Naples following a determination that jurisdiction was not proper, and the case file was transmitted to the public prosecutor in Milan, who will determine whether to bring charges, in which case a preliminary investigations judge will make a new finding as to whether there should be a trial on these charges. The Company, its affiliates and the officers and directors who are subject to the proceedings believe they have complied with applicable Italian tax laws and are vigorously contesting the pending assessments and proceedings.

                        -------------------------------

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome or settlement of a pending smoking and health or health care cost recovery case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

      Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. The present legislative and litigation environment is substantially uncertain, and it is possible that the Company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. All such cases are, and will continue to be, vigorously defended. However, the Company and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of the Company's stockholders to do so.

Note 17. Quarterly Financial Data (Unaudited):

(in millions, except per share data)                   1998 Quarters
--------------------------------------------------------------------------------
                                               1st       2nd       3rd       4th
--------------------------------------------------------------------------------
Operating revenues                         $18,383   $18,978   $18,587   $18,443
================================================================================
Gross profit                               $ 7,449   $ 7,903   $ 7,842   $ 7,799
================================================================================
Net earnings                               $ 1,382   $ 1,736   $ 1,980   $   274
================================================================================
Per share data:
  Basic EPS                                $  0.57   $  0.72   $  0.81   $  0.11
================================================================================
  Diluted EPS                              $  0.57   $  0.71   $  0.81   $  0.11
================================================================================
  Dividends declared                       $  0.40   $  0.40   $  0.44   $  0.44
================================================================================
  Market price--high                       $ 47.88   $ 41.56   $ 48.13   $ 59.50
              --low                        $ 39.06   $ 34.75   $ 38.06   $ 45.00
================================================================================

During 1998, the Company recorded the following pre-tax charges for tobacco and shareholder litigation settlements, voluntary early retirement and separation programs ("VERS") and severance.

(in millions)                                        1998 Quarters
--------------------------------------------------------------------------------
                                            1st        2nd        3rd        4th
--------------------------------------------------------------------------------
Tobacco settlements                        $806       $199       $111     $2,265
Shareholder settlement                                                       116
VERS and severance                           95        232         10
--------------------------------------------------------------------------------
                                           $901       $431       $121     $2,381
================================================================================

                                                     1997 Quarters
                                        ----------------------------------------
(in millions, except per share data)        1st        2nd        3rd        4th
================================================================================
Operating revenues                      $18,217    $18,413    $18,092    $17,333
================================================================================
Gross profit                            $ 7,376    $ 7,600    $ 7,420    $ 7,029
================================================================================
Net earnings                            $ 1,773    $ 1,836    $ 1,406    $ 1,295
================================================================================
Per share data:
  Basic EPS                             $  0.73    $  0.76    $  0.58    $  0.54
================================================================================
  Diluted EPS                           $  0.72    $  0.75    $  0.58    $  0.53
================================================================================
  Dividends declared                    $  0.40    $  0.40    $  0.40    $  0.40
================================================================================
  Market price--high                    $ 46.58    $ 48.13    $ 46.56    $ 45.88
              --low                     $ 36.00    $ 37.25    $ 39.94    $ 36.94
================================================================================

During the fourth quarter of 1997, the Company sold several international food businesses, including its Brazilian ice cream businesses, for total proceeds of $1.1 billion and net pre-tax gains of $775 million. In addition, the Company sold its equity interest in a Canadian beer operation and sold a minority interest in a beer import operation for proceeds of $306 million and a pre-tax gain of $12 million.

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

                        -------------------------------

The principal stock exchange, on which the Company's common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 1999, there were approximately 144,900 holders of record of the Company's common stock.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and its subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                  /s/ PricewaterhouseCoopers LLP

New York, New York
January 25, 1999



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

      PricewaterhouseCoopers LLP, independent accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

      The Audit Committee of the Board of Directors, composed of six non-management directors, meets periodically with PricewaterhouseCoopers LLP, the Company's internal auditors and management representatives to review internal accounting control, auditing and financial reporting matters. Both PricewaterhouseCoopers LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with it without management representatives being present.


60