Form 10-K405, Exhibit 13
period 1999-12-31
PHILIP MORRIS COMPANIES INC
filed 2000-03-02
CIK 764180

                                                                      Exhibit 13

Financial Review

Management's Discussion and
Analysis of Financial Condition and
Results of Operations

--------------------------------------------------------------------------------

      Contents

19 Management's Discussion and Analysis of Financial Condition and Results of Operations

34    Selected Financial Data--Eleven-Year Review

36    Consolidated Balance Sheets

38    Consolidated Statements of Earnings and Consolidated Statements of Cash
      Flow

40    Consolidated Statements of Stockholders' Equity

41    Notes to Consolidated Financial Statements

59    Report of Independent Accountants

59    Company Report on Financial Statements

60    Board of Directors and Officers

--------------------------------------------------------------------------------

Consolidated Operating Results

(in millions)
--------------------------------------------------------------------------------
                                              1999           1998           1997
--------------------------------------------------------------------------------
Operating Revenues
Domestic tobacco                           $19,596        $15,310        $13,584
International tobacco                       27,506         27,390         26,240
North American food                         17,546         17,312         16,838
International food                           9,251          9,999         10,852
Beer                                         4,342          4,105          4,201
Financial services                             355            275            340
--------------------------------------------------------------------------------
Operating revenues                         $78,596        $74,391        $72,055
================================================================================

(in millions)
--------------------------------------------------------------------------------
                                             1999           1998           1997
--------------------------------------------------------------------------------
Operating Income
Domestic tobacco                         $  4,865       $  1,489       $  3,287
International tobacco                       4,968          5,029          4,572
North American food                         3,107          3,055          2,873
International food                          1,146          1,127          1,326
Beer                                          511            451            459
Financial services                            228            183            297
--------------------------------------------------------------------------------
Operating companies income                 14,825         11,334         12,814
General corporate expenses                   (627)          (645)          (479)
Minority interest                            (126)          (128)           (87)
Amortization of goodwill                     (582)          (584)          (585)
--------------------------------------------------------------------------------
Operating income                         $ 13,490       $  9,977       $ 11,663
================================================================================

Amortization of goodwill is primarily attributable to the North American food segment.

      1999 compared with 1998: Operating revenues for 1999 increased $4.2 billion (5.7%) over 1998, due primarily to settlement-related price increases from domestic tobacco operations. The comparison of operating revenues was also affected by incremental year 2000 related revenues of approximately $225 million, as customers purchased additional product in anticipation of business disruptions from the century date change, as well as the divestiture of several international food businesses. Excluding these items, operating revenues for 1999 increased $4.1 billion (5.6%) over 1998.

      Operating income for 1999 increased $3.5 billion (35.2%) over 1998, due largely to 1998 pre-tax charges of $3.4 billion related to domestic tobacco litigation settlements. Operating income for 1999 reflects pre-tax charges of $183 million, principally for the cost of separation programs covering approximately 1,500 employees at the Philip Morris Incorporated ("PM Inc.")

Louisville, Kentucky, manufacturing plant (the "Louisville plant"); $157 million related to voluntary workforce reduction programs covering approximately 1,100 employees of the Company's North American food business; $136 million in the international tobacco segment related to the closure of a factory and the corresponding reduction of cigarette production capacity in Brazil; and $29 million related to asset write-downs in the beer segment. In addition to the previously mentioned 1999 charges, operating income for 1999 also includes approximately $100 million of incremental income related to year 2000 business. Operating income for 1998 includes pre-tax charges of $3.4 billion related to tobacco litigation settlements, $319 million related primarily to domestic tobacco voluntary early retirement and separation programs, $116 million related to the settlement of shareholder litigation and $18 million for separation programs covering approximately 100 hourly and salaried employees at the Company's corporate headquarters. Excluding the pre-tax charges for 1999 and 1998, as well as results from operations divested since the beginning of 1998 and incremental income related to year 2000 business, operating income for 1999 increased $100 million (0.7%) from 1998, due primarily to higher operating income from the Company's food and beer operations. On a reported basis, operating companies income, which is defined as operating income before general corporate expenses, minority interest and amortization of goodwill, increased $3.5 billion (30.8%) from 1998, due primarily to the previously mentioned 1998 charges for domestic tobacco litigation settlements. Excluding the previously mentioned pre-tax charges, as well as the results of divested operations and incremental income related to year 2000 business, operating companies income increased $212 million (1.4%) over 1998, largely due to higher earnings in the Company's food and beer operations.

      Currency movements decreased operating revenues by $782 million ($517 million, after excluding excise taxes) and operating companies income by $46 million during 1999. Declines in operating revenues and operating companies income arising from the strength of the U.S. dollar against Western European and Latin American currencies were partially mitigated by currency favorabilities recorded against the Japanese yen and other Asian currencies. Although the Company cannot predict future movements in currency rates, the continued strength of the dollar against Western European and Latin American currencies, if sustained during 2000, could have an adverse impact on operating revenues and operating companies income. In addition, the Company's businesses in certain Eastern European and Latin American markets have been adversely affected by economic instability in those areas. Although the Company cannot predict future economic developments, the Company anticipates that economic instability may continue to adversely affect its businesses in those markets.

      Interest and other debt expense, net, in 1999 decreased $95 million (10.7%) from 1998. This decrease was due primarily to higher interest income, lower average debt outstanding and lower average interest rates on the Company's consumer products debt portfolio during 1999.

      Net earnings of $7.7 billion in 1999 increased 42.9% from 1998, due primarily to the previously mentioned 1998 domestic tobacco litigation settlement charges. Diluted and basic EPS, which were $3.19 and $3.21, respectively, for 1999, increased by 45.0% and 45.2%, respectively, over 1998. These results include charges for the previously discussed 1999 factory closure in Brazil, the 1999 and 1998 charges for separation programs, the 1999 charges for asset write-downs in the beer segment, and the 1998 domestic tobacco and other litigation settlement charges, as well as 1999 incremental income from year 2000 business. Excluding the after-tax impact of these items, net earnings increased 2.2% to $7.9 billion, and diluted and basic EPS increased 4.1% and 3.8% to $3.30 and $3.31, respectively.

      1998 compared with 1997: Operating revenues for 1998 increased $2.3 billion (3.2%) from 1997, primarily due to domestic and international tobacco operations. The comparison of operating revenues was affected by 1998 sales of several international food businesses and the 1997 sales of Brazilian ice cream businesses, North American maple-flavored syrup businesses and a Scandinavian sugar confectionery business. Financial services operating revenues in 1998 decreased due to the 1997 sale of its real estate business. Excluding the 1998 and 1997 divested operations, operating revenues increased $2.9 billion (4.1%) from 1997.

      Operating income for 1998 decreased $1.7 billion (14.5%) from 1997. Operating income was reduced in 1998 and 1997 as a result of pre-tax charges of $3.4 billion and $1.5 billion, respectively, taken by PM Inc. for its share of all fixed and determinable portions of its obligations related primarily to the settlement of certain tobacco-related litigation. Operating income was further reduced in 1998 by pre-tax charges of $319 million primarily related to voluntary early retirement and separation programs at PM Inc., $116 million related to the settlement of shareholder litigation and $18 million for separation programs covering approximately 100 hourly and salaried employees at the Company's corporate headquarters. During 1997, operating income was increased by $877 million of pre-tax gains on the sales of ice cream businesses in Brazil and real estate operations in the United States. In addition, 1997 operating income was reduced by a pre-tax charge of $630 million primarily for facility write-downs and enhanced severance benefits in the international food segment. Excluding the foregoing pre-tax gains and charges, operating income increased $1.1 billion (8.3%) from 1997, reflecting favorable results of operations in domestic tobacco, international tobacco and North American food operations. Similarly, operating companies income decreased $1.5 billion
(11.5%) from 1997 due primarily to the items noted above. Excluding these items, operating companies income increased 8.1%.

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

      Net earnings of $5.4 billion in 1998 decreased 14.9% from 1997, and basic EPS of $2.21 in 1998 decreased by 15.3% from 1997. Similarly, diluted EPS decreased 14.7% to $2.20 from $2.58 in 1997. Net earnings, basic EPS and diluted EPS in 1998 and 1997 were affected by the after-tax impact of the previously discussed charges and divestitures. Excluding the impact of these items, net earnings increased 9.2% to $7.8 billion, basic EPS increased 8.9% to $3.19 and diluted EPS increased 8.9% to $3.17, from $7.1 billion, $2.93 and $2.91, respectively, in 1997.

      Year 2000: The Company and each of its operating subsidiaries implemented a Century Date Change ("CDC") readiness program with the objective of having all significant computer systems and other equipment with embedded chips or processors, including those that affect facilities and manufacturing activities, able to process accurately certain data before, during and after the year 2000. The Company and its subsidiaries have also taken other measures to minimize possible disruptions to their business operations due to the CDC issue.

      To date, the Company and its subsidiaries have experienced no material disruptions to their business operations as a result of the CDC. External information technology specialists have stated that CDC-related miscalculations or systems failures could occur throughout the year 2000 and, in particular, around February 29, 2000, and into 2001. The experience of the Company and its subsidiaries thus far, however, suggests that no material disruptions to their business operations are likely to occur.

      The Company and its operating subsidiaries developed contingency plans intended to avoid or minimize the impact of anticipated or potential CDC problems. They included stockpiling raw, packaging and promotional materials; increasing finished goods inventories at the operating company, wholesale and retail levels; adjusting the timing of promotional programs; securing alternate sources of supply, distribution and warehousing; adjusting facility shut-down and start-up schedules; utilizing manual workarounds; procuring backup power generators and heat supply for key plants; and other appropriate measures. The Company estimates that increases in year-end inventories and trade receivables contemplated by the Company's preemptive contingency plans resulted in incremental cash outflows during 1999 of approximately $300 million, which should be reversed in early 2000. In addition, certain operating subsidiaries of the Company had increased shipments in the fourth quarter of 1999 as customers purchased additional product in anticipation of potential CDC-related disruptions, resulting in incremental operating revenues and income in 1999 of approximately $225 million and $100 million, respectively. The Company anticipates that there will be a reduction of a corresponding amount in reported operating companies income in the first quarter of 2000. The incremental cost of the Company's contingency plans implemented in advance of the year 2000 to avoid or minimize potential CDC problems was approximately $25 million.

      It is estimated that the aggregate cost of the Company's CDC readiness efforts is approximately $525 million, not including the estimated $25 million in incremental costs for implementing preemptive contingency plans. The costs associated with the replacement of computerized systems, hardware or equipment (approximately $150 million), substantially all of which have been capitalized, are also not included in the above estimates. Other information technology projects not related to CDC readiness efforts have not been materially affected by the Company's year 2000 initiatives.

      Euro: On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency--the euro. At that time, the euro began trading on currency exchanges and could be used in financial transactions. Beginning in January 2002, new euro-denominated currency (bills and coins) will be issued, and legacy currencies will be withdrawn from circulation. The Company's operating subsidiaries affected by the euro conversion have established and, where required, implemented plans to address the systems and business issues raised by the euro currency conversion. These issues include, among others: (1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions; and (2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis, particularly once the euro currency is issued in 2002. The euro conversion has not had, and the Company currently anticipates that it will not have, a material adverse impact on its financial condition or results of operations.

Operating Results by Business Segment

Tobacco

Business Environment

The tobacco industry, both in the United States and abroad, has faced, and continues to face, a number of issues that may adversely affect the business, volume, results of operations, cash flows and financial position of PM Inc., Philip Morris International Inc. ("PMI") and the Company.

      These issues, some of which are more fully discussed below, include legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke ("ETS"); increased smoking and health litigation and recent jury verdicts against PM Inc., including in Phase One of the Engle class action trial discussed in Note 15. Contingencies, of the Notes to Consolidated Financial Statements ("Note 15"); the filing of a civil lawsuit by the U.S. federal government against various cigarette manufacturers and others as discussed in Note 15; price increases in the United States related to the settlement of certain tobacco litigation; actual and proposed excise tax increases; an increase in diversion into the United States market of product intended for sale outside the United States; the issuance of final regulations by the United States Food and Drug Administration (the "FDA") that, if upheld by the courts, would regulate cigarettes as "drugs" or "medical devices"; governmental and grand jury investigations; actual and proposed requirements regarding disclosure of cigarette ingredients and other proprietary information; governmental and private bans and restrictions on smoking; actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States; actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales outside the United States; proposed legislation to eliminate the U.S. tax deductibility of tobacco advertising and promotional costs; proposed legislation in the United States to require the establishment of ignition-propensity performance standards for cigarettes; the diminishing social acceptance of smoking and increased pressure from anti-smoking groups and unfavorable press reports; and other tobacco legislation that may be considered by the Congress, the states and other jurisdictions inside and outside the United States.

      Excise taxes: Cigarettes are subject to substantial federal, state and local excise taxes in the United States and to similar taxes in most foreign markets. The United States federal excise tax on cigarettes is currently $0.34 per pack of 20 cigarettes and is scheduled to increase to $0.39 per pack on January 1, 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.66 per pack in a given locality in the United States. Congress has been considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and the Clinton Administration's fiscal year 2001 budget proposal includes an additional increase of $0.25 per pack in the federal excise tax, as well as a special assessment related to youth smoking rates. Increases in other cigarette-related taxes have been proposed at the state and local level and in many jurisdictions outside the United States.

      In the opinion of PM Inc. and PMI, increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Any future increases, the extent of which cannot be predicted, could result in volume declines for the cigarette industry, including PM Inc. and PMI, and might cause sales to shift from the premium segment to the discount segment.

      Federal Trade Commission ("FTC"): In September 1997, the FTC issued a request for public comments on its proposed revision of its "tar" and nicotine test methodology and reporting procedures established by a 1970 voluntary agreement among domestic cigarette manufacturers. In February 1998, PM Inc. and three other domestic cigarette manufacturers filed comments on the proposed revisions. In November 1998, the FTC wrote to the Department of Health and Human Services requesting its assistance in developing specific recommendations on the future of the FTC's program for testing the "tar," nicotine and carbon monoxide content of cigarettes.

      FDA regulations: The FDA has promulgated regulations asserting jurisdiction over cigarettes as "drugs" or "medical devices" under the provisions of the Food, Drug and Cosmetic Act. These regulations include severe restrictions on the distribution, marketing and advertising of cigarettes, and would require the industry to comply with a wide range of labeling, reporting, recordkeeping, manufacturing and other requirements. The FDA's exercise of jurisdiction, if not reversed by judicial or legislative action, could lead to more expansive FDA-imposed restrictions on cigarette operations than those set forth in the regulations, and could materially adversely affect the business, volume, results of operations, cash flows and financial position of PM Inc. and the Company. In August 1998, the Fourth Circuit Court of Appeals ruled that the FDA does not have the authority to regulate tobacco products, and declared the FDA's regulations invalid. In April 1999, the U.S. Supreme Court agreed to review the Fourth Circuit's decision and in December 1999 heard oral arguments. The ultimate outcome of this litigation cannot be predicted.

      Ingredient disclosure laws: The Commonwealth of Massachusetts has enacted legislation to require cigarette manufacturers to report yearly the flavorings and other ingredients used in each brand style of cigarettes sold in the Commonwealth, and on a qualified, by-brand basis to provide "nicotine-yield ratings" for their products based on standards established by the Commonwealth. Enforcement of the ingredient disclosure provisions of the statute could result in the public disclosure of valuable proprietary information. In December 1997, a federal district court in Boston granted the tobacco company plaintiffs a preliminary injunction and enjoined the Commonwealth from enforcing the ingredient disclosure provisions of the legislation. In November 1998, the First Circuit Court of Appeals affirmed this ruling. In addition, both parties' cross-motions for summary judgment are pending before the district court. The ultimate outcome of this lawsuit cannot be predicted. Similar legislation has been enacted or proposed in other states. Some jurisdictions outside the United States have also enacted or proposed some form of ingredient disclosure legislation or regulation.

      Health effects of smoking and exposure to ETS: Reports with respect to the health risks of cigarette smoking have been publicized for many years, and the sale, promotion and use of cigarettes continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of health hazards, including various types of cancer, coronary heart disease and chronic lung disease, and recommending various governmental measures to reduce the incidence of smoking. The 1988, 1990, 1992 and 1994 reports focus upon the addictive nature of cigarettes, the effects of smoking cessation, the decrease in smoking in the United States, the economic and regulatory aspects of smoking in the Western Hemisphere, and cigarette smoking by adolescents, particularly the addictive nature of cigarette smoking in adolescence.

      Studies with respect to the health risks of ETS to nonsmokers (including lung cancer, respiratory and coronary illnesses, and other conditions) have also received significant publicity. In 1986, the Surgeon General of the United States and the National Academy of Sciences reported that nonsmokers were at increased risk of lung cancer and respiratory illness due to ETS. In 1993, the United States Environmental Protection Agency (the "EPA") issued a report relating to certain health effects of ETS. The report included a risk assessment relating to the association between ETS and lung cancer in nonsmokers, and a determination by the EPA to classify ETS as a "Group A" carcinogen. In July 1998, a federal district court vacated those sections of the report relating to lung cancer, finding that the EPA may have reached different conclusions had it complied with certain relevant statutory requirements. The federal government has appealed the court's ruling. The ultimate outcome of this litigation cannot be predicted.

      In October 1997, at the request of the United States Senate Judiciary Committee, the Company provided the Committee with a document setting forth the Company's position on a number of issues. On the issues of the role played by cigarette smoking in the development of lung cancer and other diseases in smokers, and whether nicotine, as found in cigarette smoke, is addictive, the Company stated that despite the differences that may exist between its views and those of the public health community, it would, in order to ensure that there will be a single, consistent public health message on these issues, refrain from debating the issues other than as necessary to defend itself and its opinions in the courts and other forums in which it is required to do so. The Company also stated that in relation to these issues, and the health effects of exposure to ETS, the Company is prepared to defer to the judgment of public health authorities as to what health warning messages will best serve the public interest.

      In 1999, the Company launched a Web site which includes, among other things, views of public health authorities on smoking, disease causation in smokers and addiction. Consistent with the Company's position set forth in its October 1997 submission to the United States Senate Judiciary Committee (discussed above), the Web site advises smokers and potential smokers to rely on the messages of public health authorities in making all smoking-related decisions. The site furthers the Company's efforts to implement this position.

      Other legislative initiatives: In recent years, various members of Congress have introduced legislation, some of which has been the subject of hearings or floor debate, that would subject cigarettes to various regulations under the Department of Health and Human Services or regulation under the Consumer Products Safety Act, establish anti-smoking educational campaigns or anti-smoking programs, or provide additional funding for governmental anti-smoking activities, further restrict the advertising of cigarettes, including requiring additional warnings on packages and in advertising, eliminate or reduce the tax deductibility of tobacco advertising, provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law, and allow state and local governments to restrict the sale and distribution of cigarettes. Legislative initiatives adverse to the tobacco industry have also been considered in a number of jurisdictions outside the United States.

                        -------------------------------

It is not possible to determine the outcome of the FDA regulatory initiative or the related litigation discussed above, or to predict what, if any, other foreign or domestic governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, the business, volume, results of operations, cash flows and financial position of PM Inc., PMI and the Company could be materially adversely affected.

                        -------------------------------

      Governmental and grand jury investigations: PM Inc. has received requests for information (including grand jury subpoenas) in connection with governmental investigations, and has cooperated with respect to such requests. Present and former employees of PM Inc. have testified in connection with certain of these matters. The investigations include two grand jury investigations being conducted by: the United States Attorney for the Northern District of New York, relating to alleged contraband transactions primarily in Canadian-brand tobacco products; and the United States Attorney for the Western District of New York, apparently relating to the sale of cigarettes by third parties upon which state taxes had allegedly not been paid. PMI and its subsidiary, Philip Morris Duty Free Inc., have also received subpoenas in connection with the investigation being conducted by the United States Attorney for the Northern District of New York. While the outcomes of these investigations cannot be predicted, PM Inc., PMI and Philip Morris Duty Free Inc. believe they have acted lawfully.

      In September 1999, the United States Department of Justice announced that it had concluded its investigation of matters relating to issues raised in testimony provided by tobacco industry executives before Congress in 1994 and other related matters, and that the investigation is closed. In February 2000, the United States Department of Justice Antitrust Division advised that it has closed its investigation in the Eastern District of Pennsylvania relating to tobacco leaf purchases.

      Tobacco-related litigation: There is substantial litigation pending related to tobacco products in the United States and certain foreign jurisdictions, including the Engle class action trial underway in Florida in which PM Inc. is a defendant, and a civil health care cost recovery action filed by the United States Department of Justice in September 1999 against domestic tobacco manufacturers and others, including the Company and PM Inc. (See Note 15 for a discussion of such litigation.)

      State settlement agreements: As discussed in Note 15, during 1997 and 1998, PM Inc. and other major domestic tobacco product manufacturers entered into agreements with states and various U.S. jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements provide for substantial annual payments. They also place numerous restrictions on the tobacco industry's conduct of its business operations, including restrictions on the advertising and marketing of cigarettes. Among these are restrictions or prohibitions on the following: targeting youth; use of cartoon characters; use of brand name sponsorships and brand name non-tobacco products; outdoor and transit brand advertising; payments for product placement; and free sampling. In addition, the settlement agreements require companies to affirm corporate principles to reduce underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry's ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related trade associations and place restrictions on the establishment of any replacement organizations.

Operating Results

                                                             Operating
(in millions)                Operating Revenues           Companies Income
--------------------------------------------------------------------------------
                     1999       1998       1997       1999       1998       1997
--------------------------------------------------------------------------------
Domestic
  tobacco         $19,596    $15,310    $13,584     $4,865     $1,489     $3,287

International
  tobacco          27,506     27,390     26,240      4,968      5,029      4,572
--------------------------------------------------------------------------------
Total             $47,102    $42,700    $39,824     $9,833     $6,518     $7,859
================================================================================

1997 operating revenues and operating companies income for the domestic tobacco and international tobacco operations were reclassified to reflect the transfer of tobacco sales in certain U.S. territories from the international tobacco business to the domestic tobacco business, consistent with the terms of PM Inc.'s settlements of state health care cost recovery and other claims in 1998.

1999 Compared with 1998

      Domestic tobacco: During 1999, PM Inc.'s operating revenues increased $4.3 billion (28.0%) over 1998, due primarily to pricing ($5.5 billion, largely related to tobacco litigation settlements), partially offset by lower volume ($1.3 billion).

      During 1999, PM Inc. announced plans to phase out cigarette production capacity at its Louisville plant by August 2000. The closure of this facility will occur in stages, as cigarette production is shifted to other PM Inc. manufacturing facilities in the United States. As a result of this announcement, PM Inc. recorded pre-tax charges of $183 million during 1999. These charges, which are in marketing, administration and research costs in the consolidated statement of earnings, included enhanced severance, pension and postretirement benefits in accordance with the terms of the underlying plans, for approximately 1,500 hourly and salaried employees. Severance benefits, which can be paid either as a lump sum or as income protection payments over a period of time, commence upon termination of employment. Payments of enhanced pension and postretirement benefits are made over the remaining lives of the former employees in accordance with the terms of the related benefit plans. To date, in light of the payment terms, minimal amounts have been paid. All operating costs of the manufacturing plant, including increased depreciation, are charged to expense as incurred during the closing period. During 1998, pre-tax charges of $319 million were recorded principally for voluntary separation, early retirement and severance programs. The 1998 charges were primarily for enhanced pension and postretirement benefits for the approximately 2,100 hourly and salaried employees at various operating locations who elected to participate in the program. Benefit payments were made in accordance with the provisions of the related pension and postretirement benefit plans. Operating companies income for the domestic tobacco segment also included pre-tax tobacco litigation settlement charges of $3,381 million and $1,457 million for the years ended December 31, 1998 and 1997, respectively.

      Operating companies income for 1999 increased $3.4 billion over 1998, primarily reflecting the effect of 1998 pre-tax tobacco litigation settlement charges ($3,381 million), price increases, net of cost increases ($1,359 million) and lower pre-tax charges for separation programs ($136 million), partially offset by lower volume ($918 million) and higher marketing, administration and research costs ($679 million, primarily for increased marketing related to consumer promotions). Excluding the impact of the 1998 tobacco litigation settlement charges and the separation programs in each year, PM Inc.'s operating companies income of $5,048 million for 1999 decreased 2.7% from $5,189 million for 1998.

      Domestic tobacco industry shipment volume during 1999 declined 9.0% from 1998, primarily as a result of settlement-related price increases and the trade's decision to lower inventories at the end of the year in advance of the January 1, 2000, increase in the federal excise tax rate. PM Inc.'s shipment volume for 1999 was 208.2 billion units, a decrease of 8.5% from 1998; however, PM Inc.'s shipment market share increased 0.2 share points over 1998 to 49.6%. Excluding the effects of the trade's decisions to lower inventories, PM Inc. estimates that its volume would have decreased by approximately 7.3% and that its shipment market share would have increased by 0.5 share points to 50.1%. Marlboro shipment volume declined 9.7 billion units (6.0%) from 1998 to 152.8 billion units for a 36.4% share of the total industry, an increase of 1.2 share points over the comparable 1998 period.

      Based on shipments, the premium segment accounted for approximately 73.4% of the domestic cigarette industry volume in 1999, an increase of 0.4 share points over 1998. In the premium segment, PM Inc.'s volume decreased 6.8% during 1999, compared with an 8.5% decrease for the industry, resulting in a premium segment share of 59.5%, an increase of 1.1 share points over 1998.

      In the discount segment, PM Inc.'s shipments decreased 19.5% to 24.9 billion units in 1999, compared with an industry decline of 10.3%, resulting in a discount segment share of 22.4%, a decrease of 2.6 share points from 1998. Basic shipment volume for 1999 declined 3.0 billion units (12.9%) to 20.4 billion units, for an 18.3% share of the discount segment, a decrease of 0.5 share points from 1998.

      PM Inc. cannot predict future change or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM Inc.'s shipments, shipment market share or retail market share; however, it believes that PM Inc.'s shipments may continue to be materially adversely affected by price increases related to tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation discussed under "Tobacco-Business Environment" above.

      In January 2000, PM Inc. announced a price increase of $6.50 per thousand cigarettes on its domestic premium and discount brands, principally related to increases in litigation settlement payments. This followed other price increases of $9.00 per thousand in August 1999, $22.50 per thousand in November 1998, $3.00 per thousand in July 1998, $2.50 per thousand in May 1998, $2.50 per thousand in April 1998 and $1.25 per thousand in January 1998. Each $1.00 per thousand increase by PM Inc. equates to a $0.02 increase in the price to wholesalers of each pack of twenty cigarettes.

      In December 1998, PM Inc. paid $150 million for options to purchase the U.S. rights to manufacture and market three cigarette trademarks, L&M, Lark and Chesterfield, the international rights to which were already owned by PMI. During the second quarter of 1999, PM Inc. substantially completed its acquisition of these trademarks. Including the $150 million paid in December 1998, the total acquisition price for these trademarks was approximately $300 million. L&M, Lark and Chesterfield represented less than 0.2% of domestic cigarette industry volume in 1999 and 1998.

      International tobacco: During 1999, international tobacco operating revenues, including excise taxes, increased $116 million (0.4%) over 1998. Excluding excise taxes, operating revenues decreased $343 million (2.4%), due primarily to unfavorable volume/mix ($476 million) and unfavorable currency movements ($162 million), partially offset by price increases ($217 million) and incremental revenues from year 2000 business ($97 million).

      During 1999, a subsidiary of PMI announced the closure of a cigarette factory and the corresponding reduction of cigarette production capacity in Brazil. Prior to the factory closure, existing employees were offered voluntary dismissal benefits. These benefits were accepted by half of the approximately 1,000 employees at the facility. During the third quarter of 1999, the factory was closed and the remaining employees were severed. A pre-tax charge of $136 million was recorded in marketing, administration and research costs in the consolidated statement of earnings of the international tobacco segment to write down the tobacco machinery and equipment no longer in use and to recognize the cost of enhanced severance benefits. Payments of severance benefits to former employees are in accordance with local Brazilian regulations.

      Operating companies income for 1999 decreased $61 million (1.2%) from 1998, due primarily to the Brazil charge discussed above ($136 million), unfavorable volume/mix ($141 million) and higher marketing, administration and research costs, partially offset by price increases and favorable costs ($289 million) and incremental income from year 2000 business ($59 million). Excluding the impact of the pre-tax charge related to Brazil and the incremental income from year 2000 business, operating companies income of $5,045 million for 1999 increased 0.3% from $5,029 million for 1998.

      PMI's 1999 volume of 672.1 billion units, including 4.2 billion units of incremental volume from year 2000 business, decreased 44.8 billion units (6.3%) from 1998. Excluding incremental volume from year 2000 business (the basis of presentation for all following PMI volume disclosures), volume decreased 49.1 billion units (6.8%) from 1998. However, volume grew a collective 4.8% in the more profitable core markets of Western Europe and Japan. These gains were more than offset by a 33.1% aggregate volume decline in the lower-margin markets of Russia and the rest of Eastern Europe, reflecting difficult business conditions, as well as lower worldwide duty-free shipments. Volume advanced in a number of important markets, including Italy, France, Portugal, the Benelux and Scandinavian countries, Greece, Austria, Hungary, the Slovak Republic, Romania, Saudi Arabia, Egypt, Turkey, Japan and Mexico. In Asia, PMI recorded higher volume in the markets of Korea, Singapore, Malaysia and Thailand. PMI recorded market share gains in virtually all of its major markets. In Germany, volume was essentially flat, and share was lower, reflecting intense competition. International volume for Marlboro declined 1.9%; however, excluding Eastern Europe and worldwide duty-free markets, Marlboro volume rose 4.1%.

      During 1999, PMI increased its ownership interest in a Portuguese tobacco company from 65% to 90% at a cost of $70 million. PMI also increased its ownership interest in a Polish tobacco company from 75% to 96% at a cost of $104 million.

1998 Compared with 1997

      Domestic tobacco: During 1998, PM Inc.'s operating revenues increased $1.7 billion (12.7%) over 1997, due primarily to pricing ($2.1 billion) and improved product mix ($33 million), partially offset by lower volume ($450 million).

      As discussed above, during 1998 and 1997, PM Inc. recorded pre-tax charges totaling $3.4 billion and $1.5 billion, respectively, as PM Inc. and other companies in the United States tobacco industry settled tobacco-related litigation. PM Inc. also recorded an additional pre-tax charge of $300 million in 1998 for a contribution to be made into a fund to compensate domestic tobacco growers for the economic impact that they may experience as a result of the settlement agreements. In addition, PM Inc. recorded pre-tax charges of $319 million related primarily to voluntary early retirement and separation programs for salaried and hourly employees.

      Operating companies income for 1998 decreased $1.8 billion (54.7%) from 1997, due primarily to higher tobacco-related settlement charges ($1.9 billion), charges for previously mentioned voluntary separation programs and severance ($319 million), higher marketing, administration and research costs ($989 million, primarily higher marketing expenses as competition intensified), and lower volume ($295 million), partially offset by price increases, net of cost increases ($1.8 billion) and improved product mix. Excluding the impact of tobacco-related settlements and the voluntary early retirement and separation programs, PM Inc.'s operating companies income of $5,189 million in 1998 increased 9.4% over $4,744 million in 1997.

      Domestic tobacco industry shipment volume during 1998 declined 4.6% from 1997, primarily as a result of settlement-related price increases and wholesalers' decisions to lower their inventories at the end of the year as compared with a 1997 increase in wholesaler inventories, which PM Inc. believes was partially in anticipation of price increases.

      PM Inc.'s shipment volume for 1998 was 227.6 billion units, a decrease of 3.2% from 1997. For 1998, PM Inc.'s shipment market share was 49.4%, an increase of 0.7 share points over 1997. Marlboro shipment volume declined 1.5 billion units (0.9%) to 162.5 billion units for a 35.3% share of the total industry, an increase of 1.3 share points over 1997.

      Based on shipments, the premium segment accounted for approximately 73.0% of domestic cigarette industry volume in 1998, an increase of 0.7 share points over 1997. In the premium segment, PM Inc.'s volume decreased 2.4% during 1998, compared with a 3.7% decrease for the industry, resulting in a premium segment share of 58.4%, an increase of 0.8 share points over 1997.

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

      PMI's volume increased 7.2 billion units (1.0%) from 1997 to 716.9 billion units, due primarily to volume gains in the higher-margin markets of Western Europe and Japan, partially offset by volume declines in certain lower-margin markets of Asia and Eastern Europe due to weaker business conditions. In PMI's established markets of Western Europe and Japan, 1998 volume grew a collective 5.8%. Volume advanced strongly in a number of important markets, including Italy, France, the Benelux countries, Spain, Switzerland, the Middle East, Turkey, Poland, Hungary, Japan, Australia, Argentina and Mexico. In addition,

PMI recorded market share gains in most major markets. In the Czech Republic, industry and PMI volumes were down, and in Germany, PMI's volume was essentially flat as a result of a tax-driven price increase. Overall volume growth was led by Marlboro, which increased 3.8% over 1997, partially offset by volume declines for L&M in Eastern Europe. Local brands manufactured by PMI also grew by 4.7% during 1998.

Food

Business Environment

Kraft Foods, Inc. ("Kraft"), the largest processor and marketer of retail packaged food in the United States, and its subsidiary, Kraft Foods International, Inc. ("KFI"), which markets coffee, confectionery and grocery products in Europe and the Asia/Pacific region, are subject to fluctuating commodity costs, currency movements and competitive challenges in various product categories and markets, including a trend toward increasing consolidation in the retail trade and changing consumer preferences. Additionally, certain subsidiaries and affiliates of PMI that manufacture and sell food products in Latin America are also subject to competitive challenges in various product categories and markets. To confront these challenges, Kraft, KFI and PMI continue to take steps to build the value of premium brands with new product and marketing initiatives, to enhance their food business portfolios and to reduce costs.

      Fluctuations in commodity costs can cause retail price volatility, intensify price competition and influence consumer and trade buying patterns. The North American and international food businesses are subject to fluctuating commodity costs, particularly dairy, coffee bean and cocoa prices. During the second half of 1998, the cost of certain United States dairy commodities reached record high levels. Dairy commodity costs in the United States on average have been below the levels seen in 1998 as costs moderated during the first half of 1999, increased briefly during the beginning of the third quarter of 1999 and then declined. Coffee bean prices were lower during 1998 and most of 1999 after reaching a twenty-year high in May 1997. However, coffee bean prices have been volatile late in 1999 due to drought conditions in Brazil. Cocoa prices have declined during 1999, compared with 1998.

      During the latter part of the second quarter of 1999, the Belgian government and the European Union banned the sale of poultry, poultry-derived products, beef, pork and their derivative products produced in Belgium, resulting from the discovery in Belgium of dioxin contamination in animal feed. Although none of KFI's products were contaminated, in the ensuing political, media and consumer uncertainty, some of KFI's products in several countries were affected by delays in production and transportation from plants to the trade.

      During January 2000, Kraft announced that it has agreed to purchase the outstanding common stock of Balance Bar Co., a maker of energy and nutrition snack products, for approximately $268 million. In a separate transaction, Kraft also announced that it has reached an agreement to purchase Boca Burger, Inc., a privately held manufacturer and marketer of soy-based meat alternatives for approximately $100 million. These transactions are both expected to close in February 2000. Neither transaction is expected to have a material effect on 2000 operating revenues or operating companies income of Kraft or the Company.

      During 1999 and 1998, the Company sold several small international food businesses. The operating results of businesses divested were not material to consolidated operating results in any of the periods presented. Also during 1998, Kraft entered into a licensing agreement with the Starbucks coffee chain to market, sell and distribute Starbucks coffee to grocery customers across the United States. In addition, Kraft entered into a licensing agreement with the California Pizza Kitchen restaurant chain to manufacture, market and sell California Pizza Kitchen frozen pizza to grocery customers. Neither of these agreements had a material impact on Kraft's 1999 or 1998 operating results.

Operating Results

                                                                Operating
(in millions)                Operating Revenues              Companies Income
--------------------------------------------------------------------------------
                     1999       1998       1997       1999       1998       1997
--------------------------------------------------------------------------------
North
  American
  food            $17,546    $17,312    $16,838     $3,107     $3,055     $2,873
International
  food              9,251      9,999     10,852      1,146      1,127      1,326
--------------------------------------------------------------------------------
Total             $26,797    $27,311    $27,690    $ 4,253    $ 4,182    $ 4,199
================================================================================

1999 Compared with 1998

      North American food: During 1999, operating revenues increased $234 million (1.4%) from 1998, due primarily to higher volume ($111 million), incremental revenues from year 2000 business ($69 million) and favorable pricing ($65 million), partially offset by unfavorable currency movements.

      During 1999, Kraft announced that it was offering voluntary retirement incentive or separation programs to certain eligible hourly and salaried employees in the United States. Employees electing to terminate employment under the terms of these programs were entitled to enhanced retirement or severance benefits. Approximately 1,100 hourly and salaried employees accepted the benefits offered by these programs and elected to retire or terminate. As a result, Kraft recorded a pre-tax charge of $157 million during 1999. This charge was included in marketing, administration and research costs in the consolidated statement of earnings and in the North American food segment. Payments of pension and postretirement benefits are made in accordance with the terms of the applicable benefit plans. Severance benefits, which are paid over a period of time, commence upon dates of retirement or termination that range from April 1999 to March 2000. Salary and related benefit costs of employees prior to the retirement or termination date are expensed as incurred.

      Operating companies income for 1999 increased $52 million (1.7%) from 1998, due primarily to favorable margins ($428 million, driven by lower manufacturing and commodity-related costs), higher volume ($66 million) and income related to incremental year 2000 business ($26 million), partially offset by the previously mentioned pre-tax charge for voluntary separation programs ($157 million) and higher marketing, administration and research costs ($235 million, the majority of which related to higher marketing expense).

      Excluding the impact of the pre-tax charge for voluntary separation programs and the income from incremental year 2000 business, operating companies income of $3,238 million in 1999 increased 6.0% over $3,055 million for 1998.

      Volume for 1999 increased over 1998. Volume gains were achieved by beverages, from the strength of ready-to-drink products, powdered soft drinks and new product introductions; frozen pizza, resulting from the continued success of rising crust pizza and new product introductions; processed meats, from increases in lunch combinations, bacon, hot dogs and new product introductions; coffee, resulting from volume and share gains associated with the continued rollout of Starbucks coffee to grocery customers; cheese, with gains in several product lines, including natural cheese, sour cream and cottage cheese; meals, primarily as a result of new product introductions; and desserts and snacks, from growth in frozen toppings, mints, two-compartment snacks and ready-to-eat refrigerated desserts. Offsetting the previously mentioned volume gains were volume declines in enhancers, where increases in barbecue sauce were more than offset by lower shipments of spoonable dressings; and cereals, due to aggressive competitive activity. In Canada, volume declined due to retailers' decisions to lower their inventories, as well as aggressive competitive activity in cheese and cereals.

      International food: Operating revenues for 1999 decreased $748 million (7.5%) from 1998, due to lower pricing ($331 million, due to the effect of lower coffee commodity costs), unfavorable currency movements ($323 million) and the impact of divestitures ($152 million), partly offset by the consolidation of previously unconsolidated subsidiaries ($68 million). Operating companies income for 1999 increased $19 million (1.7%) from 1998, due primarily to favorable margins ($119 million, primarily related to lower commodity costs) and income from incremental year 2000 business ($14 million), partially offset by higher marketing, administration and research costs ($71 million) and unfavorable currency movements.

      Excluding the operating results of the international food businesses divested in 1998 and 1999 and the income from incremental year 2000 business, operating revenues of $9,139 million in 1999 decreased $624 million (6.4%) from $9,763 million in 1998, driven by coffee commodity-led price decreases and unfavorable currency, and operating companies income of $1,126 million in 1999 increased $20 million (1.8%) over $1,106 million in 1998.

      KFI's coffee volume increased from 1998, led by France, Spain, Denmark, Switzerland and several markets in Central Europe. KFI registered share gains in roast and ground coffee in France, Sweden, Denmark and Spain. In soluble coffee, KFI registered share gains for key brands in the United Kingdom, France and Korea.

      Confectionery volume was down due to the continued economic weakness in Russia and other parts of Eastern Europe, as well as unusually warm summer weather across Europe and the impact of the Belgian dioxin issue, discussed above. However, KFI's chocolate tablet shares for key brands were up in France, Italy, Austria and Sweden. In addition, KFI's confectionery volume benefited from several new products and line extensions.

      Volume grew in KFI's cheese and grocery business, driven by gains in Germany, Spain, the United Kingdom, Australia and Southeast Asia. Volume benefited from the introduction of new cheese products and line extensions in lunch combinations in Germany; from share gains in cream cheese, cheese slices, spoonable and pourable dressings and peanut butter, as well as new ready-to-eat snack products in Australia; and from powdered soft drinks in China, the Middle East, Africa and Southeast Asia, as well as expansion to Poland and Bulgaria.

      In Latin America, volume declined from 1998, due primarily to lower confectionery shipments in Brazil and lower powdered soft drink volume in Argentina, partially offset by higher powdered soft drink volume in Brazil and Mexico and higher mayonnaise and cheese volumes in Mexico.

1998 Compared with 1997

      North American food: During 1998, operating revenues increased $474 million (2.8%) over 1997, due primarily to favorable volume ($510 million) and pricing ($212 million, primarily due to commodity-driven price increases), partially offset by the impact of divestitures ($90 million), unfavorable product mix ($56 million) and unfavorable currency movements ($103 million). Operating companies income for 1998 increased $182 million (6.3%) over 1997, due primarily to volume increases in ongoing operations ($284 million), price increases, net of cost increases ($166 million, including the impact of lower manufacturing and overhead costs, which moderated the impact of higher cheese costs), partially offset by unfavorable marketing, administration and research costs ($118 million, due primarily to higher marketing), unfavorable product mix ($115 million), the impact of divestitures ($22 million) and unfavorable currency movements ($13 million).

      Volume gains were driven by beverages, from the strength of ready-to-drink products, while powdered products decreased slightly; frozen pizza, from the continued success of rising crust pizza; meals, due to the growth of Taco Bell grocery products, as well as continued strength in macaroni and cheese dinners; cereals, aided by new product introductions; cheese, due to volume gains in most product lines and the introduction of new products; and processed meats, driven by the continued growth of lunch combinations (including new product introductions) and growth in bacon. Coffee volume was slightly higher in 1998, due in part to commodity-driven price decreases. Enhancers volume was flat, as increases in spoonable and pourable dressings were offset by declines in meat enhancements. Desserts and snacks volume was slightly lower, due to declines in dry packaged desserts and frozen toppings, partially offset by gains in ready-to-eat puddings. In Canada, volume decreased due to a planned reduction of trade promotions to more closely align them with business performance.

      International food: Operating revenues for 1998 decreased $853 million (7.9%) from 1997, due to unfavorable currency movements ($463 million), the impact of divestitures ($403 million), lower volume/mix ($39 million) and unfavorable pricing, partially offset by the impact of newly acquired and previously unconsolidated subsidiaries ($57 million). Operating companies income for 1998 decreased $199 million (15.0%) from 1997, due primarily to higher marketing, administration and research costs ($179 million), the impact of divestitures ($46 million) and unfavorable currency movements ($20 million), partially offset by favorable volume/mix ($24 million) and favorable pricing ($15 million, primarily related to lower coffee costs). The increase in marketing, administration and research costs reflects an unfavorable comparison to 1997 due primarily to a 1997 gain of $774 million on the divestiture of the Brazilian ice cream businesses and previously mentioned 1997 charges for the closure of several international food facilities and related enhanced severance benefits.

      Excluding the operating results of the divested international food businesses, the gain on the sale of the Brazilian ice cream businesses and the charges discussed above, operating revenues of $9,963 million in 1998 decreased 4.3% from $10,413 million in 1997, and operating companies income of $1,126 million in 1998 decreased 0.8% from $1,135 million in 1997.

      KFI's coffee volume decreased during 1998, as volume in the first half of the year was adversely affected by soft consumption and trade de-stocking in anticipation of price declines in certain markets, as well as a difficult comparison with 1997, when shipments were heavy in advance of rising retail prices. KFI's confectionery volume decreased due to market conditions in Russia and higher retail pricing in Germany. KFI's cheese and grocery volumes increased, due primarily to higher shipments of cream cheese in Italy, Spain and Australia; cheese snacks and lunch combinations in the United Kingdom; snacks in Scandinavia; and powdered soft drinks in the Middle East and China. PMI's food volume in Latin America for 1998 decreased from 1997, due primarily to lower powdered soft drink volume in Argentina and lower confectionery volume in Brazil, partially offset by higher shipments of powdered soft drinks in Brazil and Mexico, as well as higher shipments of ready-to-drink beverages in Puerto Rico.

Beer

Business Environment

During April 1999, Miller Brewing Company ("Miller") purchased four trademarks from the Pabst Brewing Company ("Pabst") and the Stroh Brewery Company ("Stroh"). Miller also agreed to increase its contract manufacturing of Pabst products. Miller began brewing and shipping the newly acquired brands during the second quarter of 1999. In September 1999, Miller assumed ownership of the former Pabst brewery in Tumwater, Washington, as part of these agreements.

      Miller's license agreement for the rights to brew and sell Lowenbrau in the United States expired on September 30, 1999. The expiration of this agreement did not have a material impact on Miller's 1999 operating revenues or operating companies income and is not expected to have a material impact on future operating revenues and operating companies income.

      During 1999, Miller recorded a pre-tax charge of $29 million in marketing, administration and research costs in the consolidated statement of earnings to write down the book value of three brewing facilities to their estimated fair values. One of the facilities is presently closed, while the remaining two small facilities are not expected to generate sufficient future cash flows to recover the recorded cost of the facilities. The operating costs of these brewing facilities are charged to expense as incurred.

      1999 compared with 1998: Miller's operating revenues for 1999 increased $237 million (5.8%) over 1998, due primarily to the previously mentioned newly acquired brands, contract manufacturing fees and price increases. Operating companies income for 1999 increased $60 million (13.3%) over 1998, due primarily to favorable pricing and lower product costs and the impact of the previously mentioned newly acquired brands and contract manufacturing fees, partially offset by the asset write-downs recorded in 1999. Excluding the asset write-downs, operating companies income of $540 million in 1999 increased 19.7% over $451 million in 1998.

      Miller's domestic shipment volume of 43.3 million barrels for 1999 increased 3.8% from 1998, reflecting the commencement of shipments of the newly acquired brands (Olde English 800, Hamm's, Mickey's and Henry Weinhard's). Excluding shipments of the acquired brands, domestic shipment volume declined 0.1% from 1998, reflecting lower domestic shipments of premium brands, primarily the Miller Genuine Draft franchise, Molson and Lowenbrau (which resulted from the expiration of the above mentioned license), partially offset by increases for its flagship brand Miller Lite, as well as the Icehouse franchise and Foster's. Domestic shipments of near-premium products increased on higher shipments of Miller High Life, while budget brand products decreased on lower shipments across all brands. Miller's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 21.6%, an increase of 0.4 share points from the prior year, due primarily to the acquired brands. Wholesalers' sales to retailers in 1999 decreased 0.6% from 1998, excluding the acquired brands. This decline was due primarily to lower sales of the Miller Genuine Draft franchise, Molson, Lowenbrau and the Milwaukee's Best franchise, partially offset by higher sales of Miller Lite, Icehouse, Foster's and Miller High Life.

      1998 compared with 1997: Miller's operating revenues for 1998 decreased $96 million (2.3%) from 1997, due primarily to lower volume ($97 million). Operating companies income for 1998 decreased $8 million (1.7%) from 1997, due primarily to lower volume ($40 million), the impact of divestitures ($14 million) and unfavorable price/mix ($10 million), partially offset by lower manufacturing expenses and marketing, administration and research costs ($51 million). Excluding the 1997 results of then 20%-owned Molson Breweries of Canada, operating companies income of $451 million in 1998 increased 1.3% over $445 million in 1997.

      Miller's domestic shipment volume of 41.7 million barrels for 1998 decreased 1.8% from 1997, due to decreases in premium and budget brands. Domestic shipments of premium products were below 1997 as lower shipments of Miller, Miller Lite and Miller Genuine Draft more than offset double-digit gains in Icehouse and Foster's. Domestic shipments of near-premium products were slightly higher than 1997 on increased shipments of the Miller High Life family and Red Dog. Shipments of budget products declined across all brands. Miller's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 21.2%, a decline of 0.5 share points from the prior year. Wholesalers' sales to retailers in 1998 decreased 1.3% from 1997, reflecting lower sales of Miller Lite, Miller and Miller Genuine Draft, partially offset by increased shipments of Icehouse and Foster's.

Financial Services

Philip Morris Capital Corporation's ("PMCC") financial services operating revenues and operating companies income for 1999 increased $80 million (29.1%) and $45 million (24.6%), respectively, over 1998. These increases were due primarily to increased leasing revenues and the continued growth of PMCC's portfolio of finance assets.

      Operating revenues and operating companies income declined from 1997 to 1998 due to the sale of Mission Viejo Company in the third quarter of 1997, for a pre-tax gain of $103 million. Excluding the impact of the divestiture, operating revenues and operating companies income increased by 14.1% and 14.4%, respectively, from 1997 to 1998, reflecting increased leasing and structured finance investments and the continued profitability of PMCC's portfolio of finance assets.

Financial Review

      Net cash provided by operating activities: During 1999, net cash provided by operating activities was $11.4 billion, compared with $8.1 billion in 1998. The increase primarily reflects higher net earnings and the collection of higher settlement-related domestic tobacco revenues prior to the remittance of such amounts to state governments under the terms of the various state settlements. During 1998, net cash provided by operating activities of $8.1 billion was essentially equal to 1997.

      Net cash used in investing activities: During 1999, 1998 and 1997, net cash used in investing activities was $2.7 billion, $2.6 billion and $619 million, respectively. The increase from 1998 to 1999 primarily reflects the cash used during 1999 for the previously mentioned domestic tobacco, international tobacco and beer acquisitions, partially offset by cash received in 1999 from the sale of several international food businesses. The increase from 1997 to 1998 was primarily attributable to $2.2 billion of cash proceeds from sales of consumer products and financial services businesses in 1997. Also affecting the comparison of 1998 to 1997 was lower cash spent in 1998 on the acquisition of businesses ($613 million), partially offset by PM Inc.'s 1998 purchase of options to acquire three U.S. trademarks ($150 million).

      During 1997, $2.2 billion was provided by the sales of PMI's Brazilian ice cream businesses, Mission Viejo real estate operations and several other food and beer businesses. During 1997, PMI acquired a controlling interest in a Portuguese tobacco company and increased its ownership interest in a Mexican cigarette business for an aggregate cost of $620 million.

      Capital expenditures for 1999 decreased 3.0%, to $1.7 billion, of which 39% related to tobacco operations and 49% related to food operations, primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures are expected to be approximately the same amount in 2000 and are currently expected to be funded from operations.

      Net cash used in financing activities: During 1999, net cash of $7.5 billion was used in financing activities, compared with $3.9 billion used in financing activities during 1998. This difference was primarily due to an increase of $3.0 billion of cash spent on stock repurchases and an increase of $354 million in dividends paid during 1999, partially offset by lower net debt issuances in 1999 ($231 million, compared with $332 million in 1998).

      During 1998, the Company's net cash used in financing activities decreased to $3.9 billion from $5.5 billion in 1997. The decrease was primarily due to a $962 million net repayment of short-term borrowings and long-term debt during 1997, versus a net issuance of $332 million in 1998 and lower cash paid for the repurchase of common stock in 1998 ($498 million).

      Debt and liquidity: The Company's total debt (consumer products and financial services) was $14.5 billion, $14.7 billion and $14.1 billion at December 31, 1999, 1998 and 1997, respectively. Total consumer products debt was $13.5 billion, $14.0 billion and $13.3 billion at December 31, 1999, 1998 and 1997, respectively. At December 31, 1999 and 1998, the Company's ratio of consumer products debt to total equity was 0.88 and 0.86, respectively. The ratio of total debt to total equity was 0.95 and 0.91 at December 31, 1999 and 1998, respectively.

      Fixed rate debt constituted approximately 91% of total consumer products debt at December 31, 1999 and 1998. The average interest rate on total consumer products debt, including the impact of currency and interest rate swap agreements discussed in Market Risk below, was approximately 6.9% and 7.2% at December 31, 1999 and 1998, respectively.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $12.1 billion at December 31, 1999. These include revolving bank credit agreements totaling $10.0 billion, which may be used to support any commercial paper borrowings by the Company and which are available for acquisitions and other corporate purposes. Of these revolving bank agreements, an agreement for $8.0 billion expires in 2002 and a second agreement for $2.0 billion will expire in September 2000. The $8.0 billion credit agreement enables the Company to reclassify short-term debt on a long-term basis. The Company may continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

      The Company's credit ratings by Moody's at December 31, 1999 and 1998 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's at December 31, 1999 and 1998 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

      As discussed in Note 15, PM Inc., along with other domestic tobacco companies, has entered into tobacco litigation settlement agreements that will require the domestic tobacco industry to make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2000, $9.2 billion; 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion per year; and thereafter, $9.4 billion per year. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 2000, $416 million; and 2001 through 2003, $250 million each year. These payment obligations are the several and not joint obligations of each settling defendant. For the year ended December 31, 1998, PM Inc. recorded settlement charges of $3.1 billion, which represented its share of up-front payments required under the settlement agreements. For periods subsequent to December 31, 1998, PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, PM Inc. records its portions of ongoing settlement payments as part of cost of sales as product is shipped.

      As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM Inc. and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. PM Inc. has recorded charges of $300 million against 1998 operating companies income for payments into the trust. Future industry payments (in 2000, $280 million; 2001, $400 million; 2002 through 2008, $500 million each year; 2009 and 2010,
$295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer's relative market share. PM Inc. records its portion of these payments as part of cost of sales as product is shipped.

      As discussed above under "Tobacco--Business Environment," the present legislative and litigation environment is substantially uncertain and could result in material adverse consequences for the business, financial condition, cash flows or results of operations of the Company, PM Inc. and PMI.

      Equity and dividends: During 1999 and 1998, the Company repurchased
96.6 million and 6.5 million shares of its common stock, respectively, at a cost of $3.3 billion and $350 million, respectively. The repurchases were made under an existing $8 billion authority that expires in November 2001. Since inception, cumulative repurchases under the $8 billion authority have totaled 104.4 million shares at an aggregate cost of $3.7 billion.

      Dividends paid in 1999 and 1998 were $4.3 billion and $4.0 billion, respectively, an increase of 8.9%, reflecting a higher dividend rate in 1999. During the third quarter of 1999, the Company's Board of Directors approved a 9.1% increase in the quarterly dividend rate to $0.48 per share. As a result, the annualized dividend rate increased to $1.92 from $1.76.

      Return on average stockholders' equity increased to 48.7% in 1999 from 34.5% in 1998. The increase from 1998 primarily reflects the effect of up-front litigation settlement charges on 1998 net earnings.

      Cash and cash equivalents: Cash and cash equivalents were $5.1 billion and $4.1 billion at December 31, 1999 and 1998, respectively, the increase being largely attributable to higher levels of cash from operations, partially offset by cash used in support of the Company's share repurchase program.

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

      Foreign exchange rates: The Company is exposed to foreign exchange movements, primarily in European, Japanese, other Asian and Latin American currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of commitments and anticipated transactions. The Company uses foreign currency option and forward contracts to hedge certain anticipated foreign currency cash flows. The Company also enters into short-term currency forward swap contracts, primarily to hedge intercompany financing transactions denominated in foreign currencies. At December 31, 1999 and 1998, the Company had option and forward foreign exchange contracts, principally for the Japanese yen, British pound and the euro, with an aggregate notional amount of $3.8 billion and $8.1 billion, respectively, for both the purchase and/or sale of foreign currencies.

      The Company also seeks to protect its foreign currency net asset exposure, primarily the Swiss franc and the euro, through the use of foreign-currency denominated debt or currency swap agreements. At December 31, 1999 and 1998, the notional amounts of currency swap agreements aggregated $2.6 billion and $2.5 billion, respectively.

      Commodities: The Company is exposed to price risk related to anticipated purchases of certain commodities used as raw materials by the Company's food businesses. Accordingly, the Company enters into commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases, primarily coffee, cocoa, sugar, wheat and corn. At December 31, 1999 and 1998, the Company had net long commodity positions of $163 million and $158 million, respectively. Unrealized gains/losses on net commodity positions were immaterial at December 31, 1999 and 1998.

      Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, the Company may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. At December 31, 1999 and 1998, the Company had an interest rate swap agreement that converted $800 million of fixed rate debt to variable rate debt. The agreement will expire in March 2000.

                           -------------------------

Use of the above-mentioned derivative financial instruments has not had a material impact on the Company's financial position at December 31, 1999 and 1998, or the Company's results of operations for the three years ended December 31, 1999, 1998 and 1997.

                           -------------------------

      Value at risk: The Company uses a value at risk ("VAR") computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of its foreign currency and commodity price-sensitive derivative financial instruments. The VAR computation includes the Company's debt; short-term investments; foreign currency forwards, swaps and options; and commodity futures, forwards and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

      The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. The Company used a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 1999 and 1998, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

      The estimated potential one-day loss in pre-tax earnings from the Company's commodity instruments under normal market conditions, as calculated in the VAR model, was not material during 1999 and 1998. The estimated potential one-day loss in fair value of the Company's interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the VAR model, follow:

                                                     Earnings Impact
                                          --------------------------------------
                                             At
(in millions)                             12/31/99   Average     High        Low
================================================================================
Instruments sensitive to:
  Foreign currency rates                    $41        $37        $44        $22
================================================================================

                                                     Fair Value Impact
                                          --------------------------------------
                                             At
(in millions)                             12/31/99   Average     High        Low
================================================================================
Instruments sensitive to:
  Interest rates                            $33        $42        $54        $33
================================================================================

                                                     Earnings Impact
                                          --------------------------------------
                                             At
(in millions)                             12/31/98   Average     High        Low
================================================================================
Instruments sensitive to:
  Foreign currency rates                    $41        $17        $41        $ 7
================================================================================

                                                     Fair Value Impact
                                          --------------------------------------
                                             At
(in millions)                             12/31/98   Average     High        Low
================================================================================
Instruments sensitive to:
  Interest rates                            $47        $45        $60        $36
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

New Accounting Standards

During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date by the Company of January 1, 2000. During the second quarter of 1999, the FASB postponed the adoption date of SFAS No. 133 until January 1, 2001. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company has not yet determined the impact that adoption or subsequent application of SFAS No. 133 will have on its financial position or results of operations.

Contingencies

See Note 15 to the Consolidated Financial Statements for a discussion of certain contingencies.

Forward-Looking and Cautionary Statements

The Company and its representatives may from time to time make written or oral forward-looking statements, including the projections contained on pages two through six of this Report and the statements contained in the Company's filings with the Securities and Exchange Commission and in its other reports to stockholders. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company; any such statement is qualified by reference to the following cautionary statements.

      The tobacco industry continues to be subject to health concerns relating to the use of tobacco products and exposure to ETS, legislation, including actual and potential excise tax increases, increasing marketing and regulatory restrictions, governmental regulation, privately imposed smoking restrictions, governmental and grand jury investigations, litigation, and the effects of price increases related to concluded tobacco litigation settlements and excise tax increases on consumption rates. Each of the Company's consumer products subsidiaries is subject to intense competition, changes in consumer preferences, the effects of changing prices for its raw materials and local economic conditions, and their results are dependent upon their continued ability to promote brand equity successfully, to anticipate and respond to new consumer trends, to develop new products and markets and to broaden brand portfolios, to compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels, and to improve productivity. In addition, PMI, KFI and Kraft are subject to the effects of foreign economies, particularly the timing of economic recoveries in Latin America and Eastern Europe and related shifts in consumer preferences, currency movements and the conversion to the euro. Developments in any of these areas, which are more fully described above and which descriptions are incorporated into this section by reference, could cause the Company's results to differ materially from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Selected Financial Data--Eleven-Year Review
(in millions of dollars, except per share data)

------------------------------------------------------------------------------------------------------------------
                                                                 1999           1998           1997           1996
------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                           $ 78,596       $ 74,391       $ 72,055       $ 69,204
United States export sales                                      5,046          6,005          6,705          6,476
Cost of sales                                                  29,561         26,820         26,689         26,560
Federal excise taxes on products                                3,252          3,438          3,596          3,544
Foreign excise taxes on products                               13,593         13,140         12,345         11,107
------------------------------------------------------------------------------------------------------------------

Operating income                                               13,490          9,977         11,663         11,769
Interest and other debt expense, net                              795            890          1,052          1,086
Earnings before income taxes and cumulative effect
  of accounting changes                                        12,695          9,087         10,611         10,683
Pre-tax profit margin                                            16.2%          12.2%          14.7%          15.4%
Provision for income taxes                                      5,020          3,715          4,301          4,380
------------------------------------------------------------------------------------------------------------------

Earnings before cumulative effect of accounting changes         7,675          5,372          6,310          6,303
Cumulative effect of accounting changes
Net earnings                                                    7,675          5,372          6,310          6,303
Basic EPS before cumulative effect
  of accounting changes                                          3.21           2.21           2.61           2.57
Per share cumulative effect of accounting changes
------------------------------------------------------------------------------------------------------------------

Basic EPS                                                        3.21           2.21           2.61           2.57
Diluted EPS before cumulative effect
  of accounting changes                                          3.19           2.20           2.58           2.54
Per share cumulative effect of accounting changes
Diluted EPS                                                      3.19           2.20           2.58           2.54
Dividends declared per share                                     1.84           1.68           1.60           1.47
Weighted average shares (millions)--Basic                       2,393          2,429          2,420          2,456
Weighted average shares (millions)--Diluted                     2,403          2,446          2,442          2,482
------------------------------------------------------------------------------------------------------------------

Capital expenditures                                            1,749          1,804          1,874          1,782
Depreciation                                                    1,120          1,106          1,044          1,037
Property, plant and equipment, net (consumer products)         12,271         12,335         11,621         11,751
Inventories (consumer products)                                 9,028          9,445          9,039          9,002
Total assets                                                   61,381         59,920         55,947         54,871
Total long-term debt                                           12,226         12,615         12,430         12,961
Total debt--consumer products                                  13,522         13,953         13,258         13,933
          --financial services and real estate                    946            709            845          1,307
------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                     3,751          3,638          3,382          3,336
Stockholders' equity                                           15,305         16,197         14,920         14,218
Common dividends declared as a % of Basic EPS                    57.3%          76.0%          61.3%          57.2%
Common dividends declared as a % of Diluted EPS                  57.7%          76.4%          62.0%          57.9%
Book value per common share outstanding                          6.54           6.66           6.15           5.85
Market price per common share--high/low                   55.56-21.25    59.50-34.75    48.13-36.00    39.67-28.54
------------------------------------------------------------------------------------------------------------------
Closing price of common share at year end                       23.00          53.50          45.25          37.67
Price/earnings ratio at year end--Basic                             7             24             17             15
Price/earnings ratio at year end--Diluted                           7             24             18             15
Number of common shares outstanding at
  year end (millions)                                           2,339          2,431          2,425          2,430
Number of employees                                           137,000        144,000        152,000        154,000
------------------------------------------------------------------------------------------------------------------

See notes to the consolidated financial statements regarding acquisitions and divestitures in 1999, 1998 and 1997; tobacco and other litigation settlement charges in 1998 and 1997; 1998 charges for early retirement and separation programs for domestic tobacco and corporate employees; 1999 charges for separation programs for domestic tobacco and North American food operations; 1999 charges for a cigarette factory closure and the corresponding reduction of production capacity in the international tobacco operation; 1999 charges for asset write-downs in the beer operation; and 1999 incremental revenues and income from shipments in advance of the century date change.

-------------------------------------------------------------------------------------------------------------------------
                                                                  1995             1994             1993             1992
-------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                           $  66,071        $  65,125        $  60,901        $  59,131
United States export sales                                       5,920            4,942            4,105            3,797
Cost of sales                                                   26,685           28,351           26,771           26,082
Federal excise taxes on products                                 3,446            3,431            3,081            2,879
Foreign excise taxes on products                                 9,486            7,918            7,199            6,157
-------------------------------------------------------------------------------------------------------------------------
Operating income                                                10,526            9,449            7,587           10,059
Interest and other debt expense, net                             1,179            1,233            1,391            1,451
Earnings before income taxes and cumulative effect
  of accounting changes                                          9,347            8,216            6,196            8,608
Pre-tax profit margin                                             14.1%            12.6%            10.2%            14.6%
Provision for income taxes                                       3,869            3,491            2,628            3,669
-------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes          5,478            4,725            3,568            4,939
Cumulative effect of accounting changes                            (28)                             (477)
Net earnings                                                     5,450            4,725            3,091            4,939
Basic EPS before cumulative effect
  of accounting changes                                           2.18             1.82             1.35             1.82
Per share cumulative effect of accounting changes                (0.01)                            (0.18)
-------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                         2.17             1.82             1.17             1.82
Diluted EPS before cumulative effect
  of accounting changes                                           2.16             1.81             1.35             1.80
Per share cumulative effect of accounting changes                (0.01)                            (0.18)
Diluted EPS                                                       2.15             1.81             1.17             1.80
Dividends declared per share                                      1.22             1.01             0.87             0.78
Weighted average shares (millions)--Basic                        2,517            2,597            2,633            2,717
Weighted average shares (millions)--Diluted                      2,538            2,610            2,645            2,741
-------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                             1,621            1,726            1,592            1,573
Depreciation                                                     1,024            1,025            1,042              963
Property, plant and equipment, net (consumer products)          11,116           11,171           10,463           10,530
Inventories (consumer products)                                  7,862            7,987            7,358            7,785
Total assets                                                    53,811           52,649           51,205           50,014
Total long-term debt                                            13,107           14,975           15,221           14,583
Total debt--consumer products                                   14,372           14,978           16,364           16,269
          --financial services and real estate                   1,454            1,494            1,792            1,934
-------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                      2,827            2,496            2,168            2,248
Stockholders' equity                                            13,985           12,786           11,627           12,563
Common dividends declared as a % of Basic EPS                     56.2%            55.5%            74.4%            42.9%
Common dividends declared as a % of Diluted EPS                   56.7%            55.8%            74.4%            43.3%
Book value per common share outstanding                           5.61             5.00             4.42             4.69
Market price per common share--high/low                    31.46-18.58      21.50-15.75      25.88-15.00      28.88-23.17
-------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year end                        30.08            19.17            18.54            25.71
Price/earnings ratio at year end--Basic                             14               11               16               14
Price/earnings ratio at year end--Diluted                           14               11               16               14
Number of common shares outstanding at
  year end (millions)                                            2,493            2,559            2,631            2,679
Number of employees                                            151,000          165,000          173,000          161,000
=========================================================================================================================
-------------------------------------------------------------------------------------------------------
                                                                  1991            1990             1989
-------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                           $  56,458       $  51,169       $  44,080
United States export sales                                       3,061           2,928           2,288
Cost of sales                                                   25,612          24,430          21,868
Federal excise taxes on products                                 2,978           2,159           2,140
Foreign excise taxes on products                                 5,416           4,687           3,608
-------------------------------------------------------------------------------------------------------
Operating income                                                 8,622           7,946           6,789
Interest and other debt expense, net                             1,651           1,635           1,731
Earnings before income taxes and cumulative effect
  of accounting changes                                          6,971           6,311           5,058
Pre-tax profit margin                                             12.3%           12.3%           11.5%
Provision for income taxes                                       3,044           2,771           2,112
-------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting changes          3,927           3,540           2,946
Cumulative effect of accounting changes                           (921)
Net earnings                                                     3,006           3,540           2,946
Basic EPS before cumulative effect
  of accounting changes                                           1.41            1.28            1.06
Per share cumulative effect of accounting changes                (0.33)
-------------------------------------------------------------------------------------------------------
Basic EPS                                                         1.08            1.28            1.06
Diluted EPS before cumulative effect
  of accounting changes                                           1.40            1.27            1.05
Per share cumulative effect of accounting changes                (0.33)
Diluted EPS                                                       1.07            1.27            1.05
Dividends declared per share                                      0.64            0.52            0.42
Weighted average shares (millions)--Basic                        2,773           2,774           2,778
Weighted average shares (millions)--Diluted                      2,798           2,792           2,797
-------------------------------------------------------------------------------------------------------
Capital expenditures                                             1,562           1,355           1,246
Depreciation                                                       938             876             755
Property, plant and equipment, net (consumer products)           9,946           9,604           8,457
Inventories (consumer products)                                  7,445           7,153           5,751
Total assets                                                    47,384          46,569          38,528
Total long-term debt                                            14,213          16,121          14,551
Total debt--consumer products                                   15,289          17,182          14,887
          --financial services and real estate                   1,611           1,560           1,538
-------------------------------------------------------------------------------------------------------
Total deferred income taxes                                      1,803           2,083           1,732
Stockholders' equity                                            12,512          11,947           9,571
Common dividends declared as a % of Basic EPS                     59.3%           40.6%           39.6%
Common dividends declared as a % of Diluted EPS                   59.8%           40.9%           40.0%
Book value per common share outstanding                           4.53            4.30            3.43
Market price per common share--high/low                    27.25-16.08     17.33-12.00      15.17-8.33
-------------------------------------------------------------------------------------------------------
Closing price of common share at year end                        26.75           17.25           13.88
Price/earnings ratio at year end--Basic                             25              13              13
Price/earnings ratio at year end--Diluted                           25              14              13
Number of common shares outstanding at
  year end (millions)                                            2,760           2,778           2,787
Number of employees                                            166,000         168,000         157,000
=======================================================================================================

Consolidated Balance Sheets
(in millions of dollars, except per share data)

at December 31,
-----------------------------------------------------------------------------------
                                                                  1999         1998
-----------------------------------------------------------------------------------
Assets
Consumer products
  Cash and cash equivalents                                    $ 5,100      $ 4,081
  Receivables, net                                               4,313        4,691
  Inventories:
     Leaf tobacco                                                4,294        4,729
     Other raw materials                                         1,794        1,728
     Finished product                                            2,940        2,988
-----------------------------------------------------------------------------------
                                                                 9,028        9,445
  Other current assets                                           2,454        2,013
-----------------------------------------------------------------------------------
       Total current assets                                     20,895       20,230

  Property, plant and equipment, at cost:
     Land and land improvements                                    633          655
     Buildings and building equipment                            5,436        5,386
     Machinery and equipment                                    14,268       13,771
     Construction in progress                                    1,262        1,422
-----------------------------------------------------------------------------------
                                                                21,599       21,234
     Less accumulated depreciation                               9,328        8,899
-----------------------------------------------------------------------------------
                                                                12,271       12,335
  Goodwill and other intangible assets
     (less accumulated amortization of $5,840 and $5,436)       16,879       17,566
  Other assets                                                   3,625        3,309
-----------------------------------------------------------------------------------
       Total consumer products assets                           53,670       53,440

Financial services
  Finance assets, net                                            7,527        6,324
  Other assets                                                     184          156
-----------------------------------------------------------------------------------
       Total financial services assets                           7,711        6,480

-----------------------------------------------------------------------------------
            Total Assets                                       $61,381      $59,920
===================================================================================

See notes to consolidated financial statements.

----------------------------------------------------------------------------------------------------------
                                                                                       1999           1998
----------------------------------------------------------------------------------------------------------
Liabilities
Consumer products
  Short-term borrowings                                                            $    641       $    225
  Current portion of long-term debt                                                   1,601          1,822
  Accounts payable                                                                    3,351          3,359
  Accrued liabilities:
     Marketing                                                                        2,756          2,637
     Taxes, except income taxes                                                       1,519          1,408
     Employment costs                                                                   972            968
     Settlement charges                                                               2,320          1,135
     Other                                                                            2,605          2,608
  Income taxes                                                                        1,124          1,144
  Dividends payable                                                                   1,128          1,073
----------------------------------------------------------------------------------------------------------
       Total current liabilities                                                     18,017         16,379

  Long-term debt                                                                     11,280         11,906
  Deferred income taxes                                                               1,214            929
  Accrued postretirement health care costs                                            2,606          2,543
  Other liabilities                                                                   6,853          7,019
----------------------------------------------------------------------------------------------------------
       Total consumer products liabilities                                           39,970         38,776

Financial services
  Long-term debt                                                                        946            709
  Deferred income taxes                                                               4,466          4,151
  Other liabilities                                                                     694             87
----------------------------------------------------------------------------------------------------------
       Total financial services liabilities                                           6,106          4,947
----------------------------------------------------------------------------------------------------------
       Total liabilities                                                             46,076         43,723

Contingencies (Note 15)

Stockholders' Equity
  Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)             935            935
  Earnings reinvested in the business                                                29,556         26,261
  Accumulated other comprehensive earnings
     (including currency translation of $2,056 and $1,081)                           (2,108)        (1,106)
  Cost of repurchased stock (467,441,576 and 375,426,742 shares)                    (13,078)        (9,893)
----------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                    15,305         16,197

----------------------------------------------------------------------------------------------------------
            Total Liabilities and Stockholders' Equity                             $ 61,381       $ 59,920
==========================================================================================================

Consolidated Statements of Earnings
(in millions of dollars, except per share data)

for the years ended December 31,
-----------------------------------------------------------------------------------
                                                     1999         1998         1997
-----------------------------------------------------------------------------------
Operating revenues                                $78,596      $74,391      $72,055
Cost of sales                                      29,561       26,820       26,689
Excise taxes on products                           16,845       16,578       15,941
-----------------------------------------------------------------------------------
   Gross profit                                    32,190       30,993       29,425
 Marketing, administration
  and research costs                               18,118       17,051       15,720
 Settlement charges (Note 15)                                    3,381        1,457
 Amortization of goodwill                             582          584          585
-----------------------------------------------------------------------------------
  Operating income                                 13,490        9,977       11,663
Interest and other debt expense, net                  795          890        1,052
-----------------------------------------------------------------------------------
  Earnings before income taxes                     12,695        9,087       10,611
Provision for income taxes                          5,020        3,715        4,301
-----------------------------------------------------------------------------------
  Net earnings                                    $ 7,675      $ 5,372      $ 6,310
===================================================================================
Per share data:
  Basic earnings per share                        $  3.21      $  2.21      $  2.61
===================================================================================
  Diluted earnings per share                      $  3.19      $  2.20      $  2.58
===================================================================================

Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                         1999           1998           1997
-----------------------------------------------------------------------------------------------------------
Cash Provided By (Used In) Operating Activities
Net earnings--Consumer products                                      $  7,534       $  5,255       $  6,152
            --Financial services                                          141            117            158
-----------------------------------------------------------------------------------------------------------
  Net earnings                                                          7,675          5,372          6,310
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
  Depreciation and amortization                                         1,702          1,690          1,629
  Deferred income tax (benefit) provision                                (156)            11           (188)
  Gain on sale of Brazilian ice cream businesses                                                       (774)
  Gains on sales of other businesses                                      (62)                         (196)
  Cash effects of changes, net of the effects from acquired and divested companies:
     Receivables, net                                                      95           (352)          (168)
     Inventories                                                          (39)          (192)          (531)
     Accounts payable                                                     122           (150)            37
     Income taxes                                                         401            565             48
     Accrued liabilities and other current assets                       1,343            254          1,356
  Other                                                                   (17)           671            653
Financial services
  Deferred income tax provision                                           300            265            257
  Gain on sale of a business                                                                           (103)
  Other                                                                    11            (14)            10
-----------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                         11,375          8,120          8,340
-----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(continued)

for the years ended December 31,
-----------------------------------------------------------------------------------------------------
                                                                     1999          1998          1997
-----------------------------------------------------------------------------------------------------
Cash Provided By (Used In) Investing Activities
Consumer products
  Capital expenditures                                            $(1,749)      $(1,804)      $(1,874)
  Purchase of businesses, net of acquired cash                       (522)          (17)         (630)
  Proceeds from sales of businesses                                   175            16         1,784
  Other                                                                37          (154)           42
Financial services
  Investments in finance assets                                      (682)         (736)         (652)
  Proceeds from finance assets                                         59           141           287
  Proceeds from sale of a business                                                                424
-----------------------------------------------------------------------------------------------------
     Net cash used in investing activities                         (2,682)       (2,554)         (619)
-----------------------------------------------------------------------------------------------------

Cash Provided By (Used In) Financing Activities
Consumer products
  Net issuance (repayment) of short-term borrowings                   435            61        (1,482)
  Long-term debt proceeds                                           1,339         2,065         2,893
  Long-term debt repaid                                            (1,843)       (1,616)       (1,987)
Financial services
  Net repayment of short-term borrowings                                                         (173)
  Long-term debt proceeds                                             500                         174
  Long-term debt repaid                                              (200)         (178)         (387)
Repurchase of common stock                                         (3,329)         (307)         (805)
Dividends paid                                                     (4,338)       (3,984)       (3,885)
Issuance of common stock                                               74           265           205
Other                                                                (135)         (200)          (74)
-----------------------------------------------------------------------------------------------------
     Net cash used in financing activities                         (7,497)       (3,894)       (5,521)
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents         (177)          127          (158)
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents:
  Increase                                                          1,019         1,799         2,042
  Balance at beginning of year                                      4,081         2,282           240
  ---------------------------------------------------------------------------------------------------
  Balance at end of year                                          $ 5,100       $ 4,081       $ 2,282
=====================================================================================================
Cash paid: Interest--Consumer products                            $ 1,086       $ 1,141       $ 1,219
=====================================================================================================
                   --Financial services                           $    75       $    79       $    79
=====================================================================================================
         Income taxes                                             $ 4,308       $ 2,644       $ 3,794
=====================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in millions of dollars, except per share data)

                                                                              Accumulated Other
                                                                       Comprehensive Earnings (Losses)
                                                                      ----------------------------------
                                                          Earnings       Currency                            Cost of          Total
                                             Common  Reinvested in    Translation                        Repurchased  Stockholders'
                                              Stock   the Business    Adjustments      Other       Total       Stock         Equity
====================================================================================================================================
Balances, January 1, 1997                   $   935        $22,480        $   192    $    (2)    $   190     $(9,387)      $ 14,218

Comprehensive earnings:
  Net earnings                                               6,310                                                            6,310
  Other comprehensive losses, net of
     income taxes:
       Currency translation
         adjustments                                                       (1,301)                (1,301)                    (1,301)
       Net unrealized appreciation
         on securities                                                                     2           2                          2
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive losses                                                                                           (1,299)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  5,011
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
  of other stock awards                                         14                                               300            314
Cash dividends declared ($1.60 per share)                   (3,880)                                                          (3,880)
Stock repurchased                                                                                               (743)          (743)
------------------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 1997                   935         24,924         (1,109)                (1,109)     (9,830)        14,920

Comprehensive earnings:
  Net earnings                                               5,372                                                            5,372
  Other comprehensive earnings, net of
     income taxes:
       Currency translation
         adjustments                                                           28                     28                         28
       Additional minimum pension
         liability                                                                       (25)        (25)                       (25)
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive earnings                                                                                              3
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  5,375
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
  of other stock awards                                         50                                               287            337
Cash dividends declared ($1.68 per share)                   (4,085)                                                          (4,085)
Stock repurchased                                                                                               (350)          (350)
------------------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 1998                   935         26,261         (1,081)       (25)     (1,106)     (9,893)        16,197

Comprehensive earnings:
  Net earnings                                               7,675                                                            7,675
  Other comprehensive losses, net of
     income taxes:
       Currency translation
         adjustments                                                         (975)                  (975)                      (975)
       Additional minimum pension
         liability                                                                       (27)        (27)                       (27)
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive losses                                                                                           (1,002)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  6,673
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
  of other stock awards                                         13                                               115            128
Cash dividends declared ($1.84 per share)                   (4,393)                                                          (4,393)
Stock repurchased                                                                                             (3,300)        (3,300)
------------------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 1999                  $935        $29,556        $(2,056)      $(52)    $(2,108)   $(13,078)       $15,305
====================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

================================================================================
Note 1.
Summary of Significant Accounting Policies:

      Basis of presentation: The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

      Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

      Depreciation, amortization and goodwill valuation: Depreciation is recorded by the straight-line method. Goodwill and other intangible assets substantially comprise brand names purchased through acquisitions, which are amortized on the straight-line method over 40 years. The Company periodically evaluates the recoverability of its intangible assets and measures any impairment by comparison with estimated undiscounted cash flows from future operations.

      Advertising costs: Advertising costs are expensed as incurred.

      Revenue recognition: The Company's consumer products businesses recognize operating revenues upon shipment of goods to customers. For the Company's financial services operation, income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as finance lease revenue over the terms of the respective leases at a constant after-tax rate of return on the positive net investment. The income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as finance lease revenue over the terms of the respective leases at a constant pre-tax rate of return on the net investment.

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

      The Company uses forward contracts, options and swap agreements to mitigate its foreign currency exposure. The corresponding gains and losses on those contracts are deferred and included in the basis of the underlying hedged transactions when settled. Options are used to hedge anticipated transactions. Option premiums are recorded generally as other current assets on the consolidated balance sheets and amortized to interest and other debt expense, net, over the lives of the related options.

The intrinsic values of options are recognized as adjustments to the related hedged items. If anticipated transactions were not to occur, any gains or losses would be recognized in earnings currently. Foreign currency and related interest rate swap agreements are used to hedge certain foreign currency net investments. Realized and unrealized gains and losses on foreign currency swap agreements that are effective as hedges of net assets in foreign subsidiaries are offset against currency translation adjustments as a component of stockholders' equity. The interest differential to be paid or received under the currency and related interest rate swap agreements is recognized over the life of the related debt and is included in interest and other debt expense, net. Gains and losses on terminated foreign currency swap agreements, if any, are recorded in stockholders' equity as currency translation adjustments.

      Commodity futures and forward contracts are used by the Company to procure raw materials, primarily coffee, cocoa, sugar, wheat and corn. Commodity futures and options are also used to hedge the price of certain commodities, primarily coffee and cocoa. Realized gains and losses on commodity futures, forward contracts and options are deferred as a component of inventories and are recognized when related raw material costs are charged to cost of sales. If the anticipated transaction were not to occur, the gain or loss would be recognized in earnings currently.

      Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. Gains and losses on terminated interest rate swaps, if any, are recognized over the remaining life of the arrangement, or immediately, if the hedged items do not remain outstanding. The fair value of the interest rate swap agreements and changes in these fair values as a result of changes in market interest rates are not recognized in the consolidated financial statements.

      During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date by the Company of January 1, 2000. During 1999, the FASB postponed the adoption date of SFAS No. 133 until January 1, 2001. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company has not yet determined the impact that adoption or subsequent application of SFAS No. 133 will have on its financial position or results of operations.

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

Note 2.
Divestitures:

During 1999, the Company sold several small international and domestic food businesses. The aggregate proceeds received in these transactions were $175 million and the Company recorded pre-tax gains of $62 million.

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

      The operating results of the businesses sold were not material to the Company's consolidated operating results in any of the periods presented. Pre-tax gains on these divestitures were included in marketing, administration and research costs in the Company's consolidated statements of earnings.

Note 3.
Acquisitions:

During 1999, the Company's international tobacco subsidiary increased its ownership interest in a Portuguese tobacco company from 65% to 90% at a cost of $70 million. The Company also increased its ownership interest in a Polish tobacco company from 75% to 96% at a cost of $104 million.

      During 1999, the Company's beer subsidiary purchased four trademarks from the Pabst Brewing Company ("Pabst") and the Stroh Brewery Company ("Stroh"). The Company also agreed to increase its contract manufacturing of Pabst products, including brands that Pabst acquired from Stroh in a separate agreement. In addition, the Company assumed ownership of the Pabst brewery in Tumwater, Washington. The total cost of the four trademarks and the brewery was $189 million.

      During 1998, the Company's domestic tobacco subsidiary paid $150 million for options to purchase the voting and non-voting common stock of a company (the "acquiree"), the sole assets of which are three U.S. cigarette trademarks, L&M, Lark and Chesterfield. During 1999, the Company substantially completed its acquisition of the acquiree. Including the $150 million paid in December, the total acquisition price was approximately $300 million.

      During 1997, the Company increased its ownership interest in a Mexican cigarette business from 28.8% to 50.0% at a cost of $403 million.

      The effects of these and other smaller acquisitions were not material to the Company's financial position or results of operations in any of the periods presented.

Note 4.
Inventories:

The cost of approximately 47% and 50% of inventories in 1999 and 1998, respectively, was determined using the LIFO method. The stated LIFO values of inventories were approximately $0.8 billion and $1.1 billion lower than the current cost of inventories at December 31, 1999 and 1998, respectively.

Note 5.
Short-Term Borrowings and
Borrowing Arrangements:

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:

(in millions)
--------------------------------------------------------------------------------
                                              1999                      1998
--------------------------------------------------------------------------------
                                           Average                   Average
                                Amount    Year-End        Amount    Year-End
                           Outstanding        Rate   Outstanding        Rate
================================================================================
Consumer products:
 Bank loans                      $ 676         8.8%        $ 260        10.3%
 Amount reclassified
   as long-term debt               (35)                      (35)
--------------------------------------------------------------------------------
                                 $ 641                     $ 225
================================================================================

The fair values of the Company's short-term borrowings at December 31, 1999 and 1998, based upon current market interest rates, approximate the amounts disclosed above.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $12.1 billion at December 31, 1999. Approximately $11.4 billion of these facilities were unused at December 31, 1999. Certain of these facilities, used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio.

      The Company's credit facilities include revolving bank credit agreements totaling $10.0 billion. Of these revolving bank agreements, an agreement for $8.0 billion will expire in 2002 and a second agreement for $2.0 billion will expire in September 2000. The $8.0 billion credit agreement enables the Company to reclassify short-term debt on a long-term basis. Accordingly, short-term borrowings that the Company intended to refinance were reclassified as long-term debt.

Note 6.
Long-Term Debt:

At December 31, 1999 and 1998, the Company's long-term debt consisted of the following:

(in millions)
-------------------------------------------------------------------------------
                                                           1999            1998
-------------------------------------------------------------------------------
Consumer products:
 Short-term borrowings, reclassified                   $     35        $     35
 Notes, 6.15% to 9.25% (average
 effective rate 7.33%), due
through 2008                                              8,315           9,615
 Debentures, 6.00% to 8.50%
 (average effective rate 9.38%),
$1.6 billion face amount, due
through 2027                                              1,471           1,691
 Foreign currency obligations:
   Swiss franc, 2.05% to 5.38%
   (average effective rate 4.58%),
   due through 2000                                         208             463
   German mark, 5.63% to 6.38%
   (average effective rate 6.00%),
   due through 2002                                         319             361
   Euro, 4.50% to 5.63%
   (average effective rate 5.07%),
   due through 2008                                       2,103           1,205
 Other foreign                                               70             122
 Other                                                      360             236
-------------------------------------------------------------------------------
                                                         12,881          13,728

Less current portion of long-term debt                   (1,601)         (1,822)
-------------------------------------------------------------------------------
                                                       $ 11,280        $ 11,906
===============================================================================
Financial services:
 Eurodollar bonds, 7.50%, due 2009                     $    497
 Eurodollar note, 6.63%, due 1999                                      $    200
 Foreign currency obligations:
   French franc, 6.88%, due 2006                            158             179
   German mark, 6.50% and 5.38%
   (average effective rate 5.89%),
   due 2003 and 2004                                        291             330
-------------------------------------------------------------------------------

                                                       $    946        $    709
===============================================================================

Approximately $1.2 billion of consumer products debt, previously reported as German mark debt in 1998, has been redenominated into euros, and is reflected as euro debt above.

      Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                                                    Consumer           Financial
(in millions)                                       Products            Services
================================================================================
2000                                                  $1,601
2001                                                   2,234
2002                                                   1,344
2003                                                   1,232                $132
2004                                                     909                 159
2005-2009                                              4,576                 655
2010-2014                                                256
Thereafter                                               811
================================================================================

The current portion of long-term debt and the aggregate maturities for the year 2000 include $800 million of debt, which may mature in March 2000 if the ten-year United States Treasury rate exceeds a contractually determined level.

      Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including current portion of long-term debt, at December 31, 1999 and 1998 was $13.5 billion and $15.4 billion, respectively.

Note 7.
Capital Stock:

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

      Shares of common stock issued, repurchased and outstanding were as follows:

                               Shares            Shares              Net Shares
                               Issued       Repurchased             Outstanding
================================================================================
Balances,
 January 1, 1997        2,805,961,317      (374,615,043)          2,431,346,274
Exercise of stock
 options and
 issuance of other
 stock awards                                12,345,228              12,345,228
Repurchased                                 (18,204,213)            (18,204,213)
--------------------------------------------------------------------------------
Balances,
 December 31, 1997      2,805,961,317      (380,474,028)          2,425,487,289
Exercise of stock
 options and
 issuance of other
 stock awards                                11,501,286              11,501,286
Repurchased                                  (6,454,000)             (6,454,000)
--------------------------------------------------------------------------------
Balances,
 December 31, 1998      2,805,961,317      (375,426,742)          2,430,534,575
Exercise of stock
 options and
 issuance of other
 stock awards                                 4,614,412               4,614,412
Repurchased                                 (96,629,246)            (96,629,246)
--------------------------------------------------------------------------------
Balances,
 December 31, 1999      2,805,961,317      (467,441,576)          2,338,519,741
================================================================================

At December 31, 1999, 165,687,673 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 8.
Stock Plans:

Under the Philip Morris 1997 Performance Incentive Plan (the "Plan"), the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 120 million shares of common stock may be issued under the Plan, of which no more than 36 million shares may be awarded as restricted stock. Shares available to be granted at December 31, 1999 were 64,790,605.

      Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the Plan generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

      The Company applies the intrinsic value-based methodology in accounting for the Plan. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards under the Plan been determined by using the fair value at the grant date, the Company's net earnings, basic and diluted earnings per share ("EPS") would have been $7,582 million, $3.17 and $3.16, respectively, for the year ended December 31, 1999; $5,280 million, $2.17 and $2.16, respectively, for the year ended December 31, 1998; and $6,218 million, $2.57 and $2.55, respectively, for the year ended December 31, 1997. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions:

                             Weighted
                              Average                   Expected
              Risk-Free      Expected    Expected       Dividend   Fair Value at
          Interest Rate         Life   Volatility          Yield      Grant Date
================================================================================
1999               5.81%     5 years        26.06%          4.41%         $ 8.21
1998               5.52      5              23.83           4.03            7.78
1997               6.38      5              27.86           3.65           10.83
================================================================================

Option activity was as follows for the years ended December 31, 1997, 1998 and 1999:

                                                      Weighted
                                         Shares        Average
                                        Subject       Exercise           Options
                                      to Option          Price       Exercisable
--------------------------------------------------------------------------------
Balance at
  January 1, 1997                    81,213,381         $24.81        58,949,796
  Options granted                    16,105,390          43.88
  Options exercised                 (12,782,568)         19.86
  Options canceled                     (890,644)         34.75
--------------------------------------------------------------------------------
Balance at
  December 31, 1997                  83,645,559          29.13        67,827,399
  Options granted                    18,652,100          39.74
  Options exercised                 (12,042,497)         22.56
  Options canceled                   (3,051,498)         31.74
--------------------------------------------------------------------------------
Balance at
  December 31, 1998                  87,203,664          32.21        68,864,594
  Options granted                    22,154,585          39.87
  Options exercised                  (5,665,611)         20.37
  Options canceled                   (3,386,670)         30.08
--------------------------------------------------------------------------------
Balance at
  December 31, 1999                 100,305,968          34.65        78,423,023
================================================================================

The weighted average exercise prices of options exercisable at December 31, 1999, 1998 and 1997 were $33.19, $30.21 and $25.69, respectively.

      The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1999 by range of exercise price:

                          Options Outstanding              Options Exercisable
                   ----------------------------------    -----------------------
                                             Weighted                   Weighted
Range of                          Remaining   Average                    Average
Exercise                Number  Contractual  Exercise         Number    Exercise
Prices             Outstanding         Life     Price    Exercisable       Price
================================================================================
$15.64-$21.67       10,979,653      3 years    $17.80     10,979,653      $17.80
 24.52- 34.90       31,448,685      5           29.14     31,444,220       29.14
 35.81- 40.00       43,475,575      8           39.82     21,597,095       39.77
 41.62- 58.72       14,402,055      7           43.90     14,402,055       43.90
--------------------------------------------------------------------------------
                   100,305,968                            78,423,023
                   ===========                            ==========

The Company may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 1999, 1998 and 1997, the Company granted 100,000, 603,650 and 692,100 shares, respectively, of restricted stock to eligible U.S. based employees and also issued to eligible non-U.S. employees rights to receive 125,000, 120,500 and 392,400 like shares, respectively, during 1999, 1998 and 1997. At December 31, 1999, restrictions on the stock, net of forfeitures, lapse as follows:
2000-633,500 shares; 2001-25,000 shares; 2002-1,340,900 shares; 2003-295,250 shares; and 2004 and thereafter-625,000 shares.

      The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. The Company recorded compensation expense related to restricted stock and other stock awards of $9 million, $34 million and $29 million for the years ended December 31, 1999, 1998 and 1997, respectively. The unamortized portion, which is reported as a reduction of earnings reinvested in the business, was $47 million and $59 million at December 31, 1999 and 1998, respectively.

Note 9.
Earnings per Share:

Basic and diluted EPS were calculated using the following for the years ended December 31, 1999, 1998 and 1997:

(in millions)
--------------------------------------------------------------------------------
                                                  1999         1998         1997
--------------------------------------------------------------------------------
Net earnings                                    $7,675       $5,372       $6,310
================================================================================
Weighted average shares for
 basic EPS                                       2,393        2,429        2,420
Plus incremental shares from
 conversions:
 Restricted stock and stock rights                   2            1            1
 Stock options                                       8           16           21
--------------------------------------------------------------------------------
Weighted average shares for
 diluted EPS                                     2,403        2,446        2,442
================================================================================

In 1999, 1998 and 1997, options on 47 million, 15 million and 12 million shares of common stock, respectively, were not included in the calculation of weighted average shares for diluted EPS because their effects would be antidilutive.

Note 10.
Pre-tax Earnings and Provision
for Income Taxes:

Pre-tax earnings and provision for income taxes consisted of the following for the years ended December 31, 1999, 1998 and 1997:

(in millions)
--------------------------------------------------------------------------------
                                              1999           1998           1997
--------------------------------------------------------------------------------
Pre-tax earnings:
 United States                            $  8,495         $5,134        $ 7,515
 Outside United States                       4,200          3,953          3,096
--------------------------------------------------------------------------------
     Total pre-tax earnings               $ 12,695         $9,087        $10,611
================================================================================
Provision for income taxes:
 United States federal:
   Current                                $  2,810         $1,614        $ 2,027
   Deferred                                    280            171             12
--------------------------------------------------------------------------------
                                             3,090          1,785          2,039
 State and local                               485            350            354
--------------------------------------------------------------------------------
     Total United States                     3,575          2,135          2,393
--------------------------------------------------------------------------------
 Outside United States:
   Current                                   1,581          1,475          1,851
   Deferred                                   (136)           105             57
--------------------------------------------------------------------------------
     Total outside
      United States                          1,445          1,580          1,908
--------------------------------------------------------------------------------
     Total provision for
      income taxes                        $  5,020         $3,715        $ 4,301
================================================================================

At December 31, 1999, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $5.8 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $289 million would have been provided.

      The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes adequate tax payments and accruals have been made and recorded for all years.

      The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 1999, 1998 and 1997:

--------------------------------------------------------------------------------
                                                1999         1998         1997
--------------------------------------------------------------------------------
U.S. federal statutory rate                     35.0%        35.0%        35.0%
Increase (decrease) resulting from:
 State and local income taxes,
   net of federal tax benefit                    2.5          2.5          2.2
 Rate differences--foreign
 operations                                     (0.3)        (0.2)         3.7
 Goodwill amortization                           1.4          2.0          1.7
 Other                                           0.9          1.6         (2.1)
--------------------------------------------------------------------------------
Effective tax rate                              39.5%        40.9%        40.5%
================================================================================

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 1999 and 1998:

(in millions)
--------------------------------------------------------------------------------
                                                           1999            1998
--------------------------------------------------------------------------------
Deferred income tax assets:
 Accrued postretirement and
 postemployment benefits                                $ 1,200         $ 1,195
 Settlement charges                                         854             476
 Other                                                      959             987
--------------------------------------------------------------------------------
 Total deferred income tax assets                         3,013           2,658
--------------------------------------------------------------------------------
Deferred income tax liabilities:
 Property, plant and equipment                           (1,851)         (1,866)
 Prepaid pension costs                                     (447)           (279)
--------------------------------------------------------------------------------
 Total deferred income tax liabilities                   (2,298)         (2,145)
--------------------------------------------------------------------------------
Net deferred income tax assets                          $   715         $   513
================================================================================

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

      The Company's products include cigarettes, food (consisting principally of coffee, cheese, chocolate confections, processed meat products and various packaged grocery products) and beer. A subsidiary of the Company, Philip Morris Capital Corporation, invests in leveraged and direct finance leases, other tax-oriented financing transactions and third-party financings. These products and services constitute the Company's reportable segments of domestic tobacco, international tobacco, North American food, international food, beer and financial services.

      The Company's management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the reportable segments excludes general corporate expenses, minority interest and amortization of goodwill. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. The Company's assets are managed on a worldwide basis by major products and, accordingly, asset information is reported for the tobacco, food, beer and financial services segments. Goodwill and the related amortization are principally attributable to the North American food segment. Other assets consist primarily of cash and cash equivalents. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

      Reportable segment data were as follows:

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                             1999           1998           1997
--------------------------------------------------------------------------------
Operating revenues:
 Domestic tobacco                        $ 19,596       $ 15,310       $ 13,584
 International tobacco                     27,506         27,390         26,240
 North American food                       17,546         17,312         16,838
 International food                         9,251          9,999         10,852
 Beer                                       4,342          4,105          4,201
 Financial services                           355            275            340
--------------------------------------------------------------------------------
   Total operating revenues              $ 78,596       $ 74,391       $ 72,055
================================================================================
Operating companies income:
 Domestic tobacco                        $  4,865       $  1,489       $  3,287
 International tobacco                      4,968          5,029          4,572
 North American food                        3,107          3,055          2,873
 International food                         1,146          1,127          1,326
 Beer                                         511            451            459
 Financial services                           228            183            297
--------------------------------------------------------------------------------
   Total operating companies
    income                                 14,825         11,334         12,814
 Amortization of goodwill                    (582)          (584)          (585)
 General corporate expenses                  (627)          (645)          (479)
 Minority interest                           (126)          (128)           (87)
--------------------------------------------------------------------------------
   Total operating income                  13,490          9,977         11,663
 Interest and other debt
    expense, net                             (795)          (890)        (1,052)
--------------------------------------------------------------------------------
   Total earnings before
     income taxes                        $ 12,695       $  9,087       $ 10,611
================================================================================

During 1999, Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco operation, announced plans to phase out cigarette production capacity at its Louisville, Kentucky manufacturing plant by August 2000. The closure of this facility will occur in stages, as cigarette production is shifted to other PM Inc. manufacturing facilities in the United States. As a result of this announcement, PM Inc. recorded pre-tax charges of $183 million during 1999. These charges, which are in marketing, administration and research costs in the consolidated statement of earnings, included severance benefits and enhanced pension and postretirement benefits in accordance with the terms of the underlying plans, for approximately 1,500 hourly and salaried employees. Severance benefits, which can either be paid in a lump sum or as income protection payments over a period of time, commence upon termination of employment. Payments of enhanced pension and postretirement benefits are made over the remaining lives of the former employees in accordance with the terms of the related benefit plans. To date, in light of the payment terms, minimal amounts have been paid. All operating costs of the manufacturing plant, including increased depreciation, are charged to expense as incurred during the closing period. During 1998, pre-tax charges of $319 million were recorded principally for voluntary separation, early retirement and severance programs. The 1998 charges were primarily for enhanced pension and postretirement benefits for the approximately 2,100 hourly and salaried employees at various operating locations who elected to participate in the program. Benefit payments were made in accordance with the provisions of the related pension and postretirement benefit plans. Operating companies income for the domestic tobacco segment also included pre-tax tobacco litigation settlement charges of $3,381 million and $1,457 million for the years ended December 31, 1998 and 1997, respectively.

      During 1999, Kraft Foods North America ("Kraft") announced that it was offering voluntary retirement incentive or separation programs to certain eligible hourly and salaried employees in the United States. Employees electing to terminate employment under the terms of these programs were entitled to enhanced retirement or severance benefits. Approximately 1,100 hourly and salaried employees accepted the benefits offered by these programs and elected to retire or terminate. As a result, Kraft recorded a pre-tax charge of $157 million during 1999. This charge was included in marketing, administration and research costs in the consolidated statement of earnings and in the North American food segment. Payments of pension and post retirement benefits are made in accordance with the terms of the applicable benefit plans. Severance benefits, which are paid over a period of time, commence upon dates of retirement or termination that range from April 1999 to March 2000. Salary and related benefit costs of employees prior to the retirement or termination date are expensed as incurred.

      During 1999, a subsidiary of the Company announced the closure of a cigarette factory and the corresponding reduction of cigarette production capacity in Brazil. Prior to the factory closure, existing employees were offered voluntary dismissal benefits. These benefits were accepted by half of the approximately 1,000 employees at the facility. During the third quarter of 1999, the factory was closed and the remaining employees were severed. A pre-tax charge of $136 million was recorded in marketing, administration and research costs in the consolidated statement of earnings of the international tobacco segment to write down the tobacco machinery and equipment no longer in use and to recognize the cost of severance benefits. Payments of severance benefits to former employees are in accordance with the local Brazilian regulations.

      A pre-tax charge of $29 million was recorded in marketing, administration and research costs in the consolidated statement of earnings of the beer segment in 1999 to write down the book value of three brewing facilities to their estimated fair values. One of the facilities is presently closed, while the remaining two facilities are not expected to generate sufficient future cash flows to recover the recorded cost of the facilities. The operating costs of these brewing facilities are charged to expense as incurred. General corporate expenses for the year ended December 31, 1998 included pre-tax charges of $116 million related to the settlement of shareholder litigation and $18 million for separation programs covering approximately 100 hourly and salaried employees at the Company's corporate headquarters.

      See Notes 2 and 3 regarding divestitures and acquisitions.

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                              1999           1998           1997
--------------------------------------------------------------------------------
Depreciation expense:
 Domestic tobacco                          $   212        $   216        $   171
 International tobacco                         278            267            236
 North American food                           281            267            268
 International food                            210            227            246
 Beer                                          114            108            104
--------------------------------------------------------------------------------
                                             1,095          1,085          1,025
 Other                                          25             21             19
--------------------------------------------------------------------------------
   Total depreciation expense              $ 1,120        $ 1,106        $ 1,044
================================================================================
Assets:
 Tobacco                                   $16,102        $16,395        $15,012
 Food                                       30,462         31,397         31,170
 Beer                                        1,769          1,503          1,451
 Financial services                          7,711          6,480          5,886
--------------------------------------------------------------------------------
                                            56,044         55,775         53,519
 Other                                       5,337          4,145          2,428
--------------------------------------------------------------------------------
   Total assets                            $61,381        $59,920        $55,947
================================================================================
Capital expenditures:
 Domestic tobacco                          $   122        $   217        $   483
 International tobacco                         561            588            455
 North American food                           568            534            440
 International food                            292            307            297
 Beer                                          165            129            115
--------------------------------------------------------------------------------
                                             1,708          1,775          1,790
 Other                                          41             29             84
--------------------------------------------------------------------------------
   Total capital expenditures              $ 1,749        $ 1,804        $ 1,874
================================================================================

The Company's operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment revenues attributable to customers located in Germany were $8.9 billion, $9.2 billion and $9.5 billion for the years ended December 31, 1999, 1998 and 1997, respectively.

      Geographic data for operating revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets) were as follows:

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                              1999           1998           1997
--------------------------------------------------------------------------------
Operating revenues:
 United States--domestic                   $40,287        $35,432        $33,208
              --export                       5,046          6,005          6,705
 Europe                                     25,103         25,169         24,796
 Other                                       8,160          7,785          7,346
--------------------------------------------------------------------------------
   Total operating revenues                $78,596        $74,391        $72,055
================================================================================
Long-lived assets:
 United States                             $17,263        $15,616        $14,533
 Europe                                      4,143          4,159          4,057
 Other                                       2,201          2,349          2,128
--------------------------------------------------------------------------------
   Total long-lived assets                 $23,607        $22,124        $20,718
================================================================================

Note 12.
Benefit Plans:

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

      Pension Plans: Net pension cost (income) consisted of the following for the years ended December 31, 1999, 1998 and 1997:

(in millions)                       U.S. Plans               Non-U.S. Plans
--------------------------------------------------------------------------------
                              1999     1998     1997     1999     1998     1997
--------------------------------------------------------------------------------
Service cost                 $ 152    $ 156    $ 137    $ 102    $  91    $  83
Interest cost                  436      406      382      162      165      163
Expected return on
  plan assets                 (766)    (615)    (564)    (168)    (150)    (135)
Amortization:
  Net gain on
  adoption of
  SFAS No. 87                  (23)     (24)     (24)
  Unrecognized net
  loss (gain) from
  experience
  differences                  (22)                         3       (4)      (1)
  Prior service cost            19       15       14        6        6        6
Termination,
  settlement and
  curtailment                   22      251      (22)
--------------------------------------------------------------------------------
Net pension cost
  (income)                   $(182)   $ 189    $ (77)   $ 105    $ 108    $ 116
================================================================================

During 1999, 1998 and 1997, the Company instituted early retirement and workforce reduction programs and, during 1997, the Company also sold businesses. These actions resulted in additional termination benefits of $128 million, net of settlement and curtailment gains of $106 million in 1999, additional termination benefits and curtailment losses of $279 million, net of settlement gains of $28 million in 1998 and settlement gains of $22 million in 1997.

      The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at December 31, 1999 and 1998 were as follows:

(in millions)                             U.S. Plans            Non-U.S. Plans
-------------------------------------------------------------------------------
                                       1999        1998        1999        1998
-------------------------------------------------------------------------------
Benefit obligation at
 January 1                          $ 6,220     $ 5,523     $ 3,201     $ 2,701
 Service cost                           152         156         102          91
 Interest cost                          436         406         162         165
 Benefits paid                         (693)       (396)       (155)       (129)
 Termination, settlement
   and curtailment                      210         305
 Actuarial (gains) losses              (597)        238         (34)        263
 Currency                                                      (272)         95
 Other                                   67         (12)         33          15
-------------------------------------------------------------------------------
Benefit obligation at
 December 31                          5,795       6,220       3,037       3,201
-------------------------------------------------------------------------------
Fair value of plan assets at
 January 1                            8,703       8,085       2,248       2,189
 Actual return on plan
 assets                               1,240         973         252         116
 Contributions                          309          14          88          53
 Benefits paid                         (649)       (372)       (112)        (93)
 Currency                                                      (194)         39
 Actuarial gains (losses)                18           3          90         (56)
-------------------------------------------------------------------------------
Fair value of plan assets at
 December 31                          9,621       8,703       2,372       2,248
-------------------------------------------------------------------------------
Excess (deficit) of plan
 assets versus benefit
 obligations at
 December 31                          3,826       2,483        (665)       (953)
 Unrecognized actuarial
   (gains) losses                    (2,573)     (1,718)        (92)        171
 Unrecognized prior
   service cost                         148         107          37          37
 Unrecognized net
   transition obligation                (34)        (58)         10          12
-------------------------------------------------------------------------------

Net prepaid pension asset
 (liability)                        $ 1,367     $   814     $  (710)    $  (733)
================================================================================

The combined domestic and foreign pension plans resulted in a net prepaid pension asset of $657 million and $81 million at December 31, 1999 and 1998, respectively. These amounts were recognized in the Company's consolidated balance sheets at December 31, 1999 and 1998 as other assets of $2.2 billion and $1.9 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations and as other liabilities of $1.5 billion and $1.8 billion, respectively, for those plans in which the accumulated benefit obligations exceeded their plan assets.

      For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $305 million, $242 million and $25 million, respectively, as of December 31, 1999 and $1,484 million, $1,374 million and $1,123 million, respectively, as of December 31, 1998. For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,020 million, $917 million and $97 million, respectively, as of December 31, 1999 and $1,111 million, $996 million and $155 million, respectively, as of December 31, 1998.

      The following weighted-average assumptions were used to determine the Company's obligations under the plans:

                                             U.S. Plans          Non-U.S. Plans
-------------------------------------------------------------------------------
                                          1999       1998       1999       1998
-------------------------------------------------------------------------------
Discount rate                             7.75%      7.00%      5.58%      5.37%
Expected rate of return on
 plan assets                              9.00       9.00       7.95       7.63
Rate of compensation
 increase                                 4.50       4.50       3.71       3.73
================================================================================

The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $198 million, $201 million and $200 million in 1999, 1998 and 1997, respectively.

      Postretirement Benefit Plans: Net postretirement health care costs consisted of the following for the years ended December 31, 1999, 1998 and 1997:

(in millions)
--------------------------------------------------------------------------------
                                                 1999         1998         1997
--------------------------------------------------------------------------------
Service cost                                    $  56        $  56        $  54
Interest cost                                     188          182          182
Amortization:
 Unrecognized net gain from
   experience differences                          (3)          (3)          (3)
 Unrecognized prior service cost                  (12)         (12)         (12)
Other expense                                      23           30
--------------------------------------------------------------------------------
Net postretirement health
   care costs                                   $ 252        $ 253        $ 221
================================================================================

During 1999, 1998 and 1997, the Company instituted early retirement and workforce reduction programs. These actions resulted in curtailment losses of $23 million in 1999 and additional postretirement health care costs of $20 million and curtailment losses of $10 million in 1998, all of which are included in other expense above.

      The Company's postretirement health care plans currently are not funded. The changes in the benefit obligations of the plans at December 31, 1999 and 1998 were as follows:

(in millions)
--------------------------------------------------------------------------------
                                                             1999          1998
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
 at January 1                                             $ 2,771       $ 2,627
 Service cost                                                  56            56
 Interest cost                                                188           182
 Benefits paid                                               (142)         (135)
 Termination, settlement and curtailment                       45           107
 Plan amendments                                               (8)            1
 Actuarial gains                                             (381)          (67)
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
 at December 31                                             2,529         2,771
 Unrecognized actuarial gains (losses)                        159          (201)
 Unrecognized prior service cost                               90            96
--------------------------------------------------------------------------------
Accrued postretirement health care costs                  $ 2,778       $ 2,666
================================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 7.5% in 1998, 7.0% in 1999 and 6.5% in 2000, gradually declining to 5.0% by the year 2003 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 12.0% in 1998, 11.0% in 1999 and 10.0% in 2000, gradually declining to 4.0% by the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 11.9% and 13.9%, respectively. A one-percentage-point decrease in the assumed health care cost trend rates for each year would decrease the accumulated postretirement benefit obligation as of December 31, 1999 and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 9.8% and 11.1%, respectively.

      The accumulated postretirement benefit obligation for U.S. plans at December 31, 1999 and 1998 was determined using assumed discount rates of 7.75% and 7.0%, respectively. The accumulated postretirement benefit obligation at December 31, 1999 and 1998 for Canadian plans was determined using assumed discount rates of 7.0% and 6.50%, respectively.

      Postemployment Benefit Plans: The Company and certain of its affiliates sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 1999, 1998 and 1997:

(in millions)
--------------------------------------------------------------------------------
                                                   1999        1998         1997
--------------------------------------------------------------------------------
Service cost                                       $ 24         $25         $ 26
Amortization of unrecognized
 net loss                                             2           5           17
Other expense                                       161          30          288
--------------------------------------------------------------------------------
Net postemployment costs                           $187         $60         $331
================================================================================

The Company instituted workforce reduction programs in its tobacco and North American food operations in 1999, in its domestic tobacco operations in 1998 and in its international food operations in 1997. These actions resulted in incremental postemployment costs, which are shown as other expense above.

      The Company's postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 1999 and 1998 were as follows:

(in millions)
--------------------------------------------------------------------------------
                                                              1999         1998
--------------------------------------------------------------------------------
Accumulated benefit obligation
 at January 1                                                $ 602        $ 743
 Service cost                                                   24           25
 Benefits paid                                                (149)        (196)
 Other expense                                                 161           30
--------------------------------------------------------------------------------
Accumulated benefit obligation at December 31                  638          602
 Unrecognized actuarial gains                                    5           11
--------------------------------------------------------------------------------
Accrued postemployment costs                                 $ 643        $ 613
================================================================================

The accumulated benefit obligation was determined using an assumed ultimate annual turnover rate of 0.3% in 1999 and 1998, assumed compensation cost increases of 4.5% in 1999 and 1998, and assumed benefits as defined in the respective plans or historical experience of the plan sponsors. Postemployment costs in excess of actuarially determined benefits are charged to expense when incurred.

Note 13.
Additional Information:

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                                   1999        1998        1997
--------------------------------------------------------------------------------
Research and
 development expense                            $   522     $   506     $   533
================================================================================
Advertising expense                             $ 2,301     $ 2,416     $ 2,530
================================================================================
Interest and other debt expense, net:
 Interest expense                               $ 1,100     $ 1,144     $ 1,184
 Interest income                                   (305)       (254)       (132)
--------------------------------------------------------------------------------
                                                $   795     $   890     $ 1,052
================================================================================
Interest expense of financial
 services operations included
 in cost of sales                               $    89     $    77     $    67
================================================================================
Rent expense                                    $   467     $   429     $   443
================================================================================

Note 14.
Financial Instruments:

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

      The Company has foreign currency and related interest rate swap agreements that were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Swiss francs. At December 31, 1999 and 1998, the notional principal amounts of those agreements were $3.4 billion and $3.3 billion, respectively. Aggregate maturities at December 31, 1999 were as follows (in millions): 2000, $1,015; 2002, $155; 2003, $129; 2004, $162; 2006, $876; and
2008, $1,054. The local currency notional amount is used to calculate interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

      Forward foreign exchange contracts and foreign currency options are used by the Company to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany and third party transactions. At December 31, 1999 and 1998, the Company had option and forward foreign exchange contracts, principally for the Japanese yen, British pound and the euro, with an aggregate notional amount of $3.8 billion and $8.1 billion, respectively, for both the purchase and/or sale of foreign currencies.

      Credit exposure and credit risk: The Company is exposed to credit loss in the event of nonperformance by counterparties. However, the Company does not anticipate nonperformance and such exposure was not material at December 31, 1999.

      Fair value: The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 1999 was $14.1 billion as compared to its carrying value of $14.5 billion. The aggregate fair value of the Company's total debt at December 31, 1998 was $15.6 billion as compared to its carrying value of $14.7 billion.

      The carrying values of the foreign currency and related interest rate swap agreements, the forward foreign currency contracts and the currency option contracts, which did not differ materially from their fair values, were not material.

      See Notes 5 and 6 for additional disclosures of fair value for short-term borrowings and long-term debt.

Note 15.
Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against the Company, its subsidiaries and affiliates, including PM Inc., the Company's domestic tobacco subsidiary, and Philip Morris International Inc. ("PMI"), the Company's international tobacco subsidiary, and their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, patent infringement, employment matters, claims for contribution and claims of competitors and distributors.

Overview of Tobacco-Related Litigation

      Types and Number of Cases: Pending claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits, and (iv) other tobacco-related litigation, including suits by former asbestos manufacturers seeking contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Damages claimed in some of the smoking and health class actions, health care cost recovery cases and asbestos contribution cases range into the billions of dollars. Plaintiffs' theories of recovery and the defenses raised in the smoking and health and health care cost recovery cases are discussed below.

      As of December 31, 1999, there were approximately 380 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company, compared with approximately 510 such cases on December 31, 1998, and approximately 375 such cases on December 31, 1997. Approximately 13 of the individual cases involve allegations of various personal injuries allegedly related to exposure to environmental tobacco smoke ("ETS"). In January 2000, approximately 300 additional individual cases were filed in Florida by current and former flight attendants claiming personal injuries allegedly related to ETS. The flight attendants were members of an ETS smoking and health class action which was settled in 1998. The terms of the court-approved settlement in that case allowed class members to file individual lawsuits seeking compensatory damages, but prohibited them from seeking punitive damages.

      In addition, as of December 31, 1999, there were approximately 50 smoking and health putative class actions pending in the United States against PM Inc. and, in some cases, the Company (including eight that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 60 such cases on December 31, 1998, and approximately 50 such cases on December 31, 1997. Many of these actions purport to constitute statewide class actions and were filed after May 1996 when the United States Court of Appeals for the Fifth Circuit, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

      As of December 31, 1999, there were approximately 60 health care cost recovery actions pending in the United States (excluding the cases covered by the 1998 Master Settlement Agreement discussed below), compared with approximately 95 health care cost recovery cases pending on December 31, 1998, and 105 cases on December 31, 1997.

      There are also a number of tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including approximately 55 smoking and health cases initiated by one or more individuals (Argentina (38), Brazil (2), Canada (1), Germany (3), Hong Kong (1), Ireland
(1), Italy (1), Japan (1), the Philippines (1), Poland (2), Scotland (1), Spain
(1) and Turkey (2)), compared with approximately 27 such cases on December 31, 1998. In addition, there are 10 smoking and health putative class actions pending outside the United States (Australia (2), Brazil (3), Canada (3), Israel
(1) and Nigeria (1)), compared with six in December 1998. In addition, during the past two years, health care cost recovery actions have been brought in Israel, the Marshall Islands, British Columbia, Canada and France (by a local agency of the French social security health insurance system) and, in the United States, by Bolivia, Guatemala (dismissed, as discussed below), Panama, Nicaragua, Thailand (voluntarily dismissed), Ukraine, Venezuela and the States of Goias and Rio de Janeiro, Brazil.

      Federal Government's Lawsuit: In September 1999, the U.S. government filed a lawsuit in the U.S. District Court for the District of Columbia against various cigarette manufacturers and others, including the Company and PM Inc., asserting claims under three federal statutes, the Medical Care Recovery Act, the Medicare Secondary Payer provisions of the Social Security Act, and the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The lawsuit seeks to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants' fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans' health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleges that such costs total more than $20 billion annually. It also seeks various types of equitable and declaratory relief, including disgorgement, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government's future costs of providing health care resulting from defendants' alleged past tortious and wrongful conduct. In December 1999, the Company and PM Inc. filed a motion to dismiss this lawsuit on numerous grounds, including that the statutes invoked by the government do not provide a basis for the relief sought. The Company and PM Inc. believe that they have a number of valid defenses to the lawsuit and will vigorously defend it.

      Industry Trial Results: There have been several jury verdicts in tobacco-related litigation during the past three years. In July 1999, a Louisiana jury returned a verdict in favor of defendants in an individual smoking and health case against other cigarette manufacturers. Also in July 1999, the jury in the Engle smoking and health class action pending in Florida returned a verdict against PM Inc. and several other tobacco companies in "Phase

One" of the trial, which concerned certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. Liability and damages in relation to any individual class member were not decided in Phase One (see "Engle Trial," below, for a more detailed discussion of the Phase One verdict and certain other developments in this case). In June 1999, a Mississippi jury returned a verdict in favor of defendants, including PM Inc., in an action brought on behalf of an individual who died allegedly as a result of exposure to ETS. In May 1999, a Missouri jury returned a verdict in favor of defendant in an individual smoking and health case against another cigarette manufacturer. Also in May 1999, a Tennessee jury returned a verdict in favor of defendants, including PM Inc., in two of three individual smoking and health cases consolidated for trial. In the third case (not involving PM Inc.), the jury found liability against defendants and apportioned fault equally between plaintiff and defendants. Under Tennessee's system of modified comparative fault, because the jury found plaintiff's fault equal to that of defendants, recovery was not permitted.

      In March 1999, an Oregon jury awarded $800,000 in actual damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM Inc. In February 1999, a California jury awarded $1.5 million in compensatory damages and $50 million in punitive damages against PM Inc. The punitive damage awards in the Oregon and California actions have been reduced to $32 million and $25 million, respectively. PM Inc. is appealing the verdicts and the damage awards in these cases.

      In March 1999, a jury returned a verdict in favor of defendants, including PM Inc., on all counts in a union health care cost recovery action brought on behalf of approximately 114 employer-employee trust funds in Ohio.

      Previously, juries had returned verdicts for defendants in three individual smoking and health cases and in one individual ETS smoking and health case. In January 1999, a Florida court set aside a jury award totaling approximately $1 million in a smoking and health case against another United States cigarette manufacturer and ordered a new trial in the case. In June 1998, a Florida appeals court reversed a $750,000 jury verdict awarded in August 1996 against another United States cigarette manufacturer, and the Florida Supreme Court has heard oral arguments on this ruling. In 1997, a court in Brazil awarded plaintiffs in a smoking and health case the Brazilian currency equivalent of $81,000, attorneys' fees and a monthly annuity for 35 years equal to two-thirds of the deceased smoker's last monthly salary. In March 1999, an appeals court reversed the trial court's award and dismissed the case. Neither the Company nor its affiliates were parties to that action.

      In December 1999, a French court in an action brought on behalf of a deceased smoker, found that another cigarette manufacturer had a duty to warn him about risks associated with smoking prior to 1976, when the French government required warning labels on cigarette packs, and failed to do so. The court did not determine causation or liability, which shall be considered in future proceedings. Neither the Company nor its affiliates are parties to this action.

      Engle Trial: Trial in this Florida smoking and health class action case began in July 1998. The plaintiff class seeks compensatory and punitive damages, each in excess of $100 billion, as well as attorneys' fees and court costs. The class consists of all Florida residents and citizens, and their survivors, "who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine."

      On July 7, 1999, the jury returned a verdict against defendants in Phase One of the three-phase trial plan. The Phase One verdict concerned certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. Among other things, the jury found that smoking cigarettes causes 20 diseases or medical conditions, that cigarettes are addictive or dependence-producing, defective and unreasonably dangerous, that defendants made materially false statements with the intention of misleading smokers, that defendants concealed or omitted material information concerning the health effects and/or the addictive nature of smoking cigarettes and agreed to misrepresent and conceal the health effects and/or the addictive nature of smoking cigarettes, and that defendants were negligent and engaged in extreme and outrageous conduct or acted with reckless disregard with the intent to inflict emotional distress. The jury also found that defendants' conduct "rose to a level that would permit a potential award or entitlement to punitive damages."

      Liability and damages in relation to any individual class member were not decided in Phase One. Phase Two of the trial commenced on November 1, 1999. During this phase, the claims of three of the named plaintiffs are being adjudicated in a consolidated trial before the same jury that returned the verdict in Phase One. Under the trial plan, the jury in Phase Two will determine issues of specific causation, reliance, affirmative defenses, and other individual-specific issues related to the claims of the named plaintiffs and their entitlement to damages, if any.

      Phase Three of the trial plan would address other class members' claims, including issues of specific causation, reliance, affirmative defenses and other individual-specific issues regarding entitlement to damages, in individual trials before separate juries.

      By order dated July 30, 1999, and supplemented on August 2, 1999 (together, the "order"), the trial judge amended the trial plan in respect of the manner of determining punitive damages, if any. The order provides that the jury in Phase Two will determine punitive damages, if any, on a dollar-amount basis for the entire qualified class. By order of September 3, 1999, the Third District Court of Appeal quashed the July 30, 1999 and August 2, 1999 orders of the trial judge and stated that both compensatory and punitive damages must be tried on an individual as opposed to class-wide basis. On September 17, 1999, the Third District Court of Appeal, on its own motion, vacated its September 3 order, and, on October 20, 1999, ruled that defendants could not challenge the trial plan for determining punitive damages at this stage of the proceedings; the ruling expressly declined to address the merits of whether a class-wide determination of punitive damages is permissible but deferred the court's review of that issue for any appropriate subsequent appeal. Defendants sought review by the Florida Supreme Court of the Third District Court of Appeal's ruling. In December 1999, the Florida Supreme

Court denied defendants' petition for review, noting that it did so without prejudicing defendants' rights to raise the same issues in subsequent appeals.

      It is unclear how the trial court's order will be implemented. The order provides that the punitive damage amount, if any, should be standard as to each class member and acknowledges that the actual size of the class will not be known until the last case has withstood appeal, i.e., the punitive damage amount, if any, determined for the entire qualified class, would be divided equally among those plaintiffs who are ultimately successful. The order does not address whether defendants would be required to pay the punitive damage award, if any, prior to a determination of claims of all class members, a process that could take years to conclude. PM Inc. and the Company do not believe that an adverse class-wide punitive damage award in Phase Two would permit entry of a judgment at that time that would require the posting of a bond to stay its execution pending appeal or that any party would be entitled to execute on such a judgment in the absence of a bond. However, in a worst case scenario, it is possible that a judgment for punitive damages could be entered in an amount not capable of being bonded, resulting in an execution of the judgment before it could be set aside on appeal. PM Inc. and the Company believe that such a result would be unconstitutional and would also violate Florida laws. PM Inc. and the Company will take all appropriate steps to seek to prevent this worst case scenario from occurring and believe these efforts should be successful.

      In other developments, in August 1999, the trial judge denied a motion filed by PM Inc. and other defendants to disqualify the judge. The motion asserted, among other things, that the trial judge was required to disqualify himself because he has a serious medical condition of a type that the plaintiffs claim, and the jury has now found, is caused by smoking, making him financially interested in the result of the case and, under plaintiffs' theory of the case, a potential member of the plaintiff class. The Third District Court of Appeal denied defendants' petition to disqualify the trial judge. The defendants filed motions seeking reconsideration of this decision and to supplement the record with the deposition testimony of an expert witness. The Third District Court of Appeal denied defendants' motions.

      PM Inc. and the Company remain of the view that the Engle case should not have been certified as a class action. That certification is inconsistent with the overwhelming majority of federal and state court decisions that have held that mass smoking and health claims are inappropriate for class treatment. PM Inc. intends to challenge the class certification, as well as numerous other reversible errors that it believes occurred during the Phase One trial, at the earliest time that an appeal of these issues is permissible under Florida law. In any event, PM Inc. believes it would be able to raise these issues in an appeal following any verdict in favor of an individual named or absent class member plaintiff. PM Inc. and the Company believe that such an appeal should prevail.

      Upcoming Trial Dates: In addition to the Engle trial, trial in an individual smoking and health case in which PM Inc. is a defendant commenced in California in January 2000. Additional cases against PM Inc. and, in some cases, the Company as well, are scheduled for trial through the end of 2000. These cases include five health care cost recovery actions that are scheduled for trial in May (New York), June (New York), October (the Marshall Islands and California) and December (Minnesota); three asbestos contribution cases (discussed below) that are scheduled for trial in New York in April, September and October; two cases under the California Business and Professions Code (discussed below) that are scheduled for trial in June (California); and approximately 11 other individual smoking and health cases that are scheduled for trial in March (Massachusetts), May (New York), June (Iowa and Puerto Rico), July (New Jersey), August (Iowa), October (Iowa, Louisiana, New Hampshire and South Carolina) and November (Alabama). Cases against other tobacco companies are also scheduled for trial during this period. Trial dates, however, are subject to change.

      Litigation Settlements: In November 1998, PM Inc. and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM Inc. and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements") and an ETS smoking and health class action brought on behalf of airline flight attendants. The State Settlement Agreements and certain ancillary agreements are filed as exhibits to various of the Company's reports filed with the Securities and Exchange Commission, and such agreements and the ETS settlement are discussed in detail therein.

      The settlement agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2000, $9.2 billion; 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion; and, thereafter, $9.4 billion. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 2000, $416 million; and 2001 through 2002, $250 million. These payment obligations are the several and not joint obligations of each settling defendant. For the year ended December 31, 1998, PM Inc. recorded settlement charges of $3.081 billion, which represented its share of up-front payments required under the settlement agreements. For periods subsequent to December 31, 1998, PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, PM Inc. records its portions of ongoing settlement payments as part of cost of sales as product is shipped.

      The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

      The MSA has been initially approved by trial courts in all settling jurisdictions. If a jurisdiction does not obtain "final judicial approval" (i.e., trial court approval and expiration of the time for review or appeal of such approval) of the MSA by December 31, 2001, then, unless the settling defendants and the relevant jurisdiction agree otherwise, the agreement will be terminated with respect to such jurisdiction. As of December 31, 1999, 46 jurisdictions had obtained final judicial approval of the MSA.

      As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM Inc., and the grower states, have established a trust fund to provide aid to tobacco growers and quota holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. PM Inc. has charged $300 million of payments into the trust against 1998 operating companies income. Future industry payments (in 2000, $280 million; 2001, $400 million; 2002 through 2008, $500 million; 2009 and 2010, $295 million) are subject to adjustments for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer's relative market share. PM Inc. records its portion of these payments as part of cost of sales as product is shipped.

      In 1999, the State Settlement Agreements materially adversely affected the volumes of PM Inc. and the Company believes that the State Settlement Agreements may materially adversely affect the business, volume, results of operations, cash flows or financial position of PM Inc. and the Company in future periods. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements. Manufacturers representing almost all domestic shipments in 1998 have agreed to become subject to the terms of the MSA.

      Certain litigation has arisen out of the State Settlement Agreements, including the actions described below.

      In December 1998, a putative class action was filed against PM Inc. and certain other domestic tobacco manufacturers on behalf of a class consisting of citizens of the United States who consume tobacco products manufactured by defendants. One count of the complaint alleged that defendants conspired to raise the prices of their tobacco products in order to pay the costs of the MSA in violation of federal antitrust laws. The other two counts alleged that the actions of defendants amount to an unconstitutional deprivation of property without due process of law and an unlawful burdening of interstate trade. The complaint sought unspecified damages (to be trebled under the antitrust count), injunctive and declaratory relief, costs and attorneys' fees. In April 1999, the court granted defendants' motions for summary judgment, and plaintiffs have appealed.

      In February 1999, a putative class action was filed on behalf of tobacco consumers in the United States against the States of California and Utah, other public entity defendants, certain domestic tobacco manufacturers, including PM Inc., and others, challenging the MSA. Plaintiffs are seeking, among other things, an order (i) prohibiting the states from collecting any monies under the MSA, (ii) restraining the domestic tobacco manufacturers from further collection of price increases related to the MSA and compelling them to reimburse to plaintiffs all monies paid by plaintiffs in the form of price increases related to the MSA, and (iii) declaring the MSA "unfair, discriminatory, unconstitutional and unenforceable." In January 2000, the court granted defendants' motion to dismiss the complaint.

      In April 1999, a putative class action was filed on behalf of all firms that directly buy cigarettes in the United States from defendant tobacco manufacturers. The complaint alleges violation of antitrust law, based in part on the MSA. Plaintiffs seek treble damages computed as three times the difference between current prices and the price plaintiffs would have paid for cigarettes in the absence of an alleged conspiracy to restrain and monopolize trade in the domestic cigarette market, together with attorneys' fees. Plaintiffs also seek injunctive relief against certain aspects of the MSA and against PM Inc.'s acquisition of the U.S. rights to manufacture and market three cigarette trademarks, L&M, Lark and Chesterfield.

      In June 1999, a putative class action was filed on behalf of certain native American tribes against PM Inc. and other cigarette manufacturers challenging the MSA. The complaint alleged that defendants, by entering into the MSA, violated certain constitutional and civil rights of the tribes. The complaint was dismissed by the trial court, and the tribes have appealed.

      In August 1999, five companies that import cigarettes or that are involved in the re-importation of cigarettes into U.S. markets filed suit seeking to invalidate the MSA and the 1998 Texas State Settlement Agreement on various grounds, including violation of antitrust laws. Plaintiffs also seek monetary relief, including treble damages in an unspecified amount and disgorgement of profits.

      In August 1999, after New York obtained final judicial approval of the MSA, four alleged smokers in New York sought leave to intervene in litigation concerning the MSA, alleging violations of antitrust laws and seeking injunctive relief, including invalidating the settlements. The trial court denied the motion as untimely, and they have appealed.

      A description of the smoking and health litigation, health care cost recovery litigation and certain other proceedings pending against the Company and/or its subsidiaries and affiliates follows.

Smoking and Health Litigation

Plaintiffs' allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state RICO statutes. In certain of these cases, plaintiffs claim that cigarette smoking exacerbated the injuries caused by their exposure to asbestos. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

      In May 1996, the United States Court of Appeals for the Fifth Circuit held in the Castano case that a class consisting of all "addicted" smokers nationwide did not meet the standards and requirements of the federal rules governing class actions. Since this class decertification, lawyers for plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise "addiction" claims similar to those raised in the Castano case and, in many cases, claims of physical injury as well. As of December 31, 1999, smoking and health putative class actions were pending in Alabama, Arizona, California, the District of Columbia, Hawaii, Illinois, Indiana, Iowa, Louisiana, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Utah and West Virginia, as well as in Australia, Brazil, Canada, Israel and Nigeria. Class certification has been denied or reversed by courts in 19 smoking and health class actions involving PM Inc. in Arkansas, the District of Columbia, Illinois, Kansas, Louisiana, Michigan, Minnesota, New Jersey (6), New York (2), Ohio, Pennsylvania, Puerto Rico, and Wisconsin, while classes remain certified in three cases in Florida, Louisiana and Maryland. A number of these class certification decisions are on appeal. In October 1999, the State of New York's highest court affirmed without dissent the decertification and dismissal of a class action suit. In May 1999, the United States Supreme Court declined to review the decision of the United States Court of Appeals for the Third Circuit affirming a lower court's decertification of a class. Class certification motions are pending in a number of the putative smoking and health class actions. As mentioned above, one ETS smoking and health class action was settled in 1997.

Health Care Cost Recovery Litigation

In certain of the pending proceedings, domestic and foreign governmental entities and non-governmental plaintiffs, including union health and welfare funds ("unions"), native American tribes, insurers and self-insurers, taxpayers and others, are seeking reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Certain of these cases purport to be brought on behalf of a class of plaintiffs and, in some cases, the class was certified by the court. In one health care cost recovery case, private citizens seek recovery of alleged tobacco-related health care expenditures incurred by the federal Medicare program. In another, Blue Cross subscribers seek reimbursement of increased medical insurance premiums allegedly caused by tobacco products. In the native American cases, claims are also asserted for alleged lost productivity of tribal government employees. Other relief sought by some but not all plaintiffs includes punitive damages, treble/multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, disclosure of nicotine yields, and payment of attorney and expert witness fees.

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

      Defenses raised include lack of proximate cause, remoteness of injury, failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), lack of antitrust injury, federal preemption, lack of statutory authority to bring suit and statute of limitations. In addition, defendants argue that they should be entitled to "set off" any alleged damages to the extent the plaintiff benefits economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring any actions as subrogees of individual health care recipients and should be subject to all defenses available against the injured party.

      Excluding the cases covered by the MSA, as of December 31, 1999, there were approximately 60 health care cost recovery cases pending in the United States against PM Inc. and, in some cases, the Company, of which approximately 40 were filed by union trust funds. As discussed above under "Federal Government's Lawsuit," the U.S. government filed a health care cost recovery action in September 1999 against various cigarette manufacturers and others, including the Company and PM Inc., asserting claims under three federal statutes. Health care cost recovery actions have also been brought in Israel, the Marshall Islands, British Columbia, Canada and France and, in the United States, by Bolivia, Guatemala, Panama, Nicaragua, Thailand (voluntarily dismissed), Ukraine, Venezuela and the States of Goias and Rio de Janeiro, Brazil. The actions brought by Bolivia, Guatemala, Nicaragua, Ukraine, Venezuela and the State of Goias, Brazil, have been consolidated for pre-trial purposes and transferred to the United States District Court for the District of Columbia. Other foreign entities and others have stated that they are considering filing health care cost recovery actions.

      Five federal appeals courts have issued rulings in health care cost recovery actions that were favorable to the tobacco industry. The United States Courts of Appeals for the Second, Third, Fifth, Seventh and Ninth Circuits, relying primarily on grounds that the plaintiffs' claims were too remote, have affirmed dismissals of, or reversed trial courts that had refused to dismiss, such actions. In addition, in January 2000, the United States Supreme Court denied plaintiffs' petitions for writs of certiorari in the cases decided by the Court of Appeals for the Second, Third and Ninth Circuits, effectively refusing to allow plaintiffs' appeals.

      Although there have been some decisions to the contrary, to date, most lower courts that have decided motions in these cases have dismissed all or most of the claims against the industry. In December 1999, in the first ruling on a motion to dismiss a health care cost recovery case brought in the United States by a foreign governmental plaintiff, the United States District Court for the District of Columbia dismissed a lawsuit filed by Guatemala, ruling that the claimed injuries were too remote. In March 1999, in the only union case to go to trial thus far, the jury returned a verdict in favor of defendants on all counts. Plaintiffs' motion for a new trial has been denied. In December 1999, the federal district court in the District of Columbia denied defendants' motion to dismiss a suit filed by union and welfare trust funds seeking reimbursement of health care expenditures allegedly caused by tobacco products. Defendants are seeking to appeal this decision.

Certain Other Tobacco-Related Litigation

      Asbestos Contribution Cases: As of December 31, 1999, 11 suits had been filed by former asbestos manufacturers, asbestos manufacturers' personal injury settlement trusts and an insurance company against domestic tobacco manufacturers, including PM Inc. and others. Nine of these cases are pending. These cases seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Plaintiffs in most of these cases also seek punitive damages. The aggregate amounts claimed in these cases range into the billions of dollars. On November 2, 1999, one of these cases was dismissed by the federal district court in the Eastern District of New York although the case was subsequently refiled. Trials in these cases are scheduled to begin in New York in April, September and October 2000.

      Marlboro Light/Ultra Light and Virginia Slims Light Cases: As of December 31, 1999, there were nine putative class actions pending against PM Inc. and the Company, in Arizona, Florida, Massachusetts, New Jersey, Ohio, Pennsylvania, Tennessee, and Washington, D.C., on behalf of individuals who purchased and consumed Marlboro Lights and, in one case, Marlboro Ultra Lights, and, in another case, Virginia Slims Lights, as well. These cases allege, in connection with the use of the term "Lights" and/or "Ultra Lights," among other things, deceptive and unfair trade practices and unjust enrichment, and seek injunctive and equitable relief, including restitution.

      Retail Leaders Case: Three domestic tobacco manufacturers have filed suit against PM Inc. seeking to enjoin the PM Inc. "Retail Leaders" program that became available to retailers in October 1998. The complaint alleges that this retail merchandising program is exclusionary, creates an unreasonable restraint of trade and constitutes unlawful monopolization. In addition to an injunction, plaintiffs seek unspecified treble damages, attorneys' fees, costs and interest. In June 1999, the court issued a preliminary injunction enjoining PM Inc. from prohibiting retail outlets that participate in the program at one of the four levels from installing competitive permanent signage in any section of the "industry fixture" that displays or holds packages of cigarettes manufactured by a firm other than PM Inc., and requiring those outlets to allocate a percentage of cigarette-related permanent signage to PM Inc. greater than PM Inc.'s market share, or prohibiting retail outlets from advertising or conducting promotional programs of cigarette manufacturers other than PM Inc. The preliminary injunction applies only to certain accounts and does not affect any other aspect or level of the Retail Leaders program.

      Vending Machine Case: Plaintiffs, who began their case as a purported nationwide class of cigarette vending machine operators, allege that PM Inc. has violated the Robinson-Patman Act in connection with its promotional and merchandising programs available to retail stores and not available to cigarette vending machine operators. Plaintiffs request actual damages, treble damages, injunctive relief, attorneys' fees and costs, and other unspecified relief. In June 1999, the court denied plaintiffs' motion for a preliminary injunction. Plaintiffs have withdrawn their request for class action status. The claims of ten plaintiffs are set for trial in November 2000; the claims of remaining plaintiffs have been stayed pending disposition of those claims scheduled for trial.

      Cases Under the California Business and Professions Code: In July 1998, two suits were filed in California courts alleging that domestic cigarette manufacturers, including PM Inc. and others, have violated a California statute known as "Proposition 65" by not informing the public of the alleged risks of ETS to non-smokers. Plaintiffs also allege violations of California's Business and Professions Code regarding unfair and fraudulent business practices. Plaintiffs seek statutory penalties, injunctions barring the sale of cigarettes or requiring issuance of appropriate warnings, restitution, disgorgement of profits and other relief. The defendants' motions to dismiss were denied in both of these cases. In October 1999, plaintiffs' motion for a preliminary injunction was also denied. In January 2000, defendants' motion for summary judgment was granted in part, and plaintiffs' "Proposition 65" claim was dismissed. Trial on the remaining claims in these cases is scheduled to begin in June 2000.

Certain Other Actions

      National Cheese Exchange Cases: Since 1996, seven putative class actions have been filed alleging that Kraft Foods, Inc., and others engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange. Plaintiffs seek injunctive and equitable relief and treble damages. Two of the actions were voluntarily dismissed by plaintiffs after class certification was denied. Two other actions were dismissed in 1998 after Kraft's motions to dismiss were granted, and plaintiffs are appealing those dismissals. The remaining three cases were consolidated in state court in Wisconsin, and in November 1999, the court granted Kraft's motion for summary judgment. Plaintiffs have appealed.

      Italian Tax Matters: One hundred eighty-eight tax assessments alleging the nonpayment of taxes in Italy (value-added taxes for the years 1988 to 1995 and income taxes for the years 1987 to 1995) have been served upon certain affiliates of the Company. The aggregate amount of alleged unpaid taxes assessed to date is the Italian lira equivalent of $2.4 billion. In addition, the Italian lira equivalent of $3.4 billion in interest and penalties has been assessed. The Company anticipates that value-added and income tax assessments may also be received with respect to subsequent years. All of the assessments are being vigorously contested. To date, the Italian administrative tax court in Milan has overturned 149 of the assessments. The decisions to overturn 73 assessments have been appealed by the tax authorities. In a separate proceeding in Naples, in October 1997, a court dismissed charges of criminal association against certain present and former officers and directors of affiliates of the Company, but permitted charges of tax evasion to remain pending. In February 1998, the tax evasion charges were dismissed by the criminal court in Naples following a determination that jurisdiction was not proper, and the case file was transmitted to the public prosecutor in Milan, who is investigating the matter and will determine whether to bring charges, in which case a preliminary investigations judge will make a new finding as to whether there should be a trial on these charges. The Company, its affiliates and the officers and directors who are subject to the proceedings believe they have complied with applicable Italian tax laws and are vigorously contesting the pending assessments and proceedings.

                          ===========================

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties. Two individual smoking and health cases in which PM Inc. is a defendant have been decided unfavorably at the trial court level and are in the process of being appealed, and an unfavorable verdict has been returned in the first phase of the Engle smoking and health class action trial underway in Florida. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the Engle case. An unfavorable outcome or settlement of a pending smoking and health or health care cost recovery case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

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

Note 16.
Quarterly Financial Data (Unaudited):

(in millions, except per share data)               1999 Quarters
--------------------------------------------------------------------------------
                                   1st           2nd           3rd           4th
--------------------------------------------------------------------------------
Operating revenues          $   19,497    $   19,810    $   19,878    $   19,411
================================================================================
Gross profit                $    7,874    $    8,080    $    8,041    $    8,195
================================================================================
Net earnings                $    1,787    $    2,030    $    2,001    $    1,857
================================================================================
Per share data:
 Basic EPS                  $     0.74    $     0.84    $     0.84    $     0.79
================================================================================
 Diluted EPS                $     0.73    $     0.84    $     0.84    $     0.79
================================================================================
 Dividends declared         $     0.44    $     0.44    $     0.48    $     0.48
================================================================================
 Market price--high         $    55.56    $    43.00    $    41.19    $    35.50
             --low          $    34.00    $    33.13    $    33.81    $    21.25
================================================================================

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the total for the year.

      During 1999, the Company recorded pre-tax charges primarily for voluntary early retirement and separation programs ("VERS"), a factory closure and related capacity reduction in Brazil and asset impairments in the beer segment.


(in millions)                                        1999 Quarters
--------------------------------------------------------------------------------
                                          1st         2nd         3rd        4th
--------------------------------------------------------------------------------
VERS                                     $287        $ 45        $  8
Brazil factory closure                                            136
Beer asset impairments                                                       $29
--------------------------------------------------------------------------------
                                         $287        $ 45        $144        $29
================================================================================

                                                                  1998 Quarters
                                           ----------------------------------------------------
(in millions, except per share data)              1st           2nd           3rd           4th
===============================================================================================
Operating revenues                         $   18,383    $   18,978    $   18,587    $   18,443
===============================================================================================
Gross profit                               $    7,449    $    7,903    $    7,842    $    7,799
===============================================================================================
Net earnings                               $    1,382    $    1,736    $    1,980    $      274
===============================================================================================
Per share data:
 Basic EPS                                 $     0.57    $     0.72    $     0.81    $     0.11
===============================================================================================
 Diluted EPS                               $     0.57    $     0.71    $     0.81    $     0.11
===============================================================================================
 Dividends declared                        $     0.40    $     0.40    $     0.44    $     0.44
===============================================================================================
 Market price--high                        $    47.88    $    41.56    $    48.13    $    59.50
             --low                         $    39.06    $    34.75    $    38.06    $    45.00
===============================================================================================

      During 1998, the Company recorded pre-tax charges for tobacco and shareholder litigation settlements, VERS and severance.

                                                   1998 Quarters
--------------------------------------------------------------------------------
(in millions)                           1st        2nd          3rd          4th
================================================================================
Tobacco settlements                    $806       $199       $  111       $2,265
Shareholder settlement                                                       116
VERS and severance                       95        232           10
--------------------------------------------------------------------------------
                                       $901       $431       $  121       $2,381
================================================================================

                            =======================

      The principal stock exchange, on which the Company's common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2000, there were approximately 139,700 holders of record of the Company's common stock.

Report of Independent Accountants

================================================================================

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and its subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                      PricewaterhouseCoopers LLP

New York, New York
January 24, 2000

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