Form 10-K405, Exhibit 13
period 2000-12-31
PHILIP MORRIS COMPANIES INC
filed 2001-03-29
CIK 764180

                                                                      Exhibit 13

                                                                Financial Review

--------------------------------------------------------------------------------
        Contents
20      Management's Discussion and Analysis of Financial
        Condition and Results of Operations
35      Selected Financial Data -- Five-Year Review
36      Consolidated Balance Sheets
38      Consolidated Statements of Earnings and
        Consolidated Statements of Cash Flows
40      Consolidated Statements of Stockholders' Equity
41      Notes to Consolidated Financial Statements
60      Report of Independent Accountants
60      Company Report on Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Philip Morris Companies Inc. (the "Company") is a holding company whose principal wholly-owned subsidiaries, Philip Morris Incorporated, Philip Morris International Inc., Kraft Foods Inc., and Miller Brewing Company, are engaged in the manufacture and sale of various consumer products. These products include cigarettes, food (consisting principally of a wide variety of beverages, cheese, snacks, convenient meals and packaged grocery products) and beer. A wholly-owned subsidiary of the Company, Philip Morris Capital Corporation, invests in leveraged and direct finance leases, other tax-oriented financing transactions and third-party financings. These products and services constitute the Company's reportable segments of domestic tobacco, international tobacco, North American food, international food, beer and financial services.

Consolidated Operating Results
(in millions)

                                              2000           1999           1998
--------------------------------------------------------------------------------
Operating Revenues
Domestic tobacco                           $22,658        $19,596        $15,310
International tobacco                       26,374         27,506         27,390
North American food                         18,461         17,897         17,640
International food                           8,071          8,900          9,671
Beer                                         4,375          4,342          4,105
Financial services                             417            355            275
--------------------------------------------------------------------------------
Operating revenues                         $80,356        $78,596        $74,391
================================================================================

(in millions)
                                               2000          1999          1998
--------------------------------------------------------------------------------
Operating Income
Domestic tobacco                            $ 5,350       $ 4,865       $ 1,489
International tobacco                         5,211         4,968         5,029
North American food                           3,547         3,190         3,128
International food                            1,208         1,063         1,054
Beer                                            650           511           451
Financial services                              262           228           183
--------------------------------------------------------------------------------
Operating companies income                   16,228        14,825        11,334
General corporate expenses                     (831)         (627)         (645)
Minority interest                              (127)         (126)         (128)
Amortization of goodwill                       (591)         (582)         (584)
--------------------------------------------------------------------------------
Operating income                            $14,679       $13,490        $ 9,977
================================================================================

On December 11, 2000, the Company acquired all of the outstanding shares of Nabisco Holdings Corp. ("Nabisco") for $55 per share in cash. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed by the Company through the issuance of $9.2 billion of commercial paper borrowings, $3.0 billion of short-term floating rate notes and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Nabisco's balance sheet has been consolidated with the Company's balance sheet as of December 31, 2000; however, Nabisco's earnings subsequent to December 11, 2000 have not been included in the consolidated operating results of the Company since such amounts were insignificant to consolidated operating results for the year ended December 31, 2000. The Company's interest cost on borrowings associated with acquiring Nabisco has been included in interest and other debt expense, net, on the Company's consolidated statement of earnings for the year ended December 31, 2000.

     In 2001, the Company's wholly-owned subsidiary Kraft Foods Inc. ("Kraft") plans to undertake an initial public offering ("IPO") of less than 20% of its common stock. If completed as anticipated, the IPO proceeds will be used to retire a portion of the debt incurred to acquire Nabisco.

- 2000 compared with 1999: Operating revenues for 2000 increased $1.8 billion (2.2%) over 1999, due primarily to an increase in revenues from the Company's domestic tobacco operations. The operating revenue comparison was adversely affected by approximately $225 million of incremental sales made during the fourth quarter of 1999, as the Company's customers planned for potential business failures related to the Century Date Change ("CDC"). The incremental CDC sales would have normally been made during the first quarter of 2000. Including the incremental CDC revenues in the first quarter of 2000, and excluding the revenues of several small international food businesses divested since the beginning of 1999, operating revenues for 2000 increased $2.5 billion (3.2%) over 1999.

     Operating income for 2000 increased $1.2 billion (8.8%) over 1999. The operating income comparison was affected by the following unusual items:

     Sale of Molson Rights in the U.S.: In December 2000, the Company sold its rights to Molson trademarks in the United States ("Molson Sale") for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded. The pre-tax gain is included in the beer segment's marketing, administration and research costs in the consolidated statements of earnings.

     Sale of French Confectionery Business: In August 2000, the Company sold a French confectionery business ("French Confectionery Sale") for proceeds of $251 million on which a pre-tax gain of $139 million was recorded. The pre-tax gain is included in the international food segment's marketing, administration and research costs in the consolidated statements of earnings.

     Louisville Factory Closure: During 1999, Philip Morris Incorporated ("PM Inc.") announced plans to phase out cigarette production capacity at its Louisville, Kentucky, manufacturing plant by August 2000 (the "Louisville Closure"). Consequently, PM Inc. recorded pre-tax charges of $183 million during 1999. These 1999 charges, which are in marketing, administration and research costs in the consolidated statements of earnings for the domestic tobacco segment, included enhanced severance, pension and postretirement benefits for approximately 1,500 hourly and salaried employees. Severance benefits, which were either paid in a lump sum or as income protection payments over a period of time, commenced upon termination of employment. Payments of enhanced pension and postretirement benefits are being made over the remaining lives of the former employees in accordance with the terms of the related benefit plans. All operating costs of the manufacturing plant, including increased depreciation, were charged to expense as incurred during the closing period. As of June 30, 2000, the facility was closed. As of December 31, 2000, the remaining liability of approximately $50 million is comprised of severance, substantially all of which will be paid in the first six months of 2001 in accordance with the Company's plans.

     Kraft Separation Programs: During 1999, Kraft Foods North America ("Kraft N.A.") announced that it was offering voluntary retirement incentive or separation programs to certain eligible hourly and salaried employees in the United States (the "Kraft Separation Programs"). Employees electing to terminate employment under the terms of the Kraft Separation Programs were entitled to enhanced retirement or severance benefits. Approximately 1,100 hourly and salaried employees accepted the benefits offered by these programs and elected to retire or terminate. As a result, Kraft N.A. recorded a pre-tax charge of $157 million for 1999. This charge was included in marketing, administration and research costs in the consolidated statements of earnings for the North American food segment. Payments of pension and postretirement benefits are made in accordance with the terms of the applicable benefit plans. Severance benefits, which are paid over a period of time, commenced upon dates of termination that ranged from April 1999 to March 2000. The program was completed during 2000. Salary and related benefit costs of employees prior to their retirement or termination date were expensed as incurred.

     Brazil Factory Closure: During 1999, Philip Morris International Inc. ("PM International") announced the closure of a cigarette factory and the corresponding reduction of cigarette production capacity in Brazil (the "Brazil Factory Closure"). Prior to the Brazil Factory Closure, existing employees were offered voluntary dismissal benefits. These benefits were accepted by half of the approximately 1,000 employees at the facility. During the third quarter of 1999, the factory was closed and the remaining employees were terminated. PM International recorded a pre-tax charge of $136 million in marketing, administration and research costs in the consolidated statements of earnings of the international tobacco segment to write down the tobacco machinery and equipment no longer in use and to recognize the cost of severance benefits. As of December 31, 2000, the remaining liability of approximately $4 million consists principally of severance.

     Beer Asset Write-Downs: Miller Brewing Company ("Miller") recorded a pre-tax charge of $29 million in marketing, administration and research costs in the 1999 consolidated statements of earnings of the beer segment to write down the book value of three brewing facilities to their estimated fair values (the "Beer Asset Write-Downs"). During 2000, one of the facilities was closed, while the remaining two facilities were sold.

     The operating income comparison was adversely affected by approximately $100 million of operating income from the incremental CDC sales made in 1999. Including the incremental CDC income in 2000 and excluding the previously discussed pre-tax gains and pre-tax charges in each year, as well as the results from operations divested since the beginning of 1999, operating income for 2000 increased $687 million (5.0%) over 1999, due primarily to higher operating results from all segments, partially offset by higher general corporate expenses of $204 million. The increase in general corporate expenses is due primarily to higher spending on the Company's corporate image campaign.

     Operating companies income, which is defined as operating income before general corporate expenses, minority interest and amortization of goodwill, increased $1.4 billion (9.5%) over 1999, due primarily to higher operating results from all segments, the impact of the 2000 pre-tax gains and 1999 charges and incremental CDC income. Including the incremental CDC income in 2000 and excluding the 2000 pre-tax gains and 1999 pre-tax charges, as well as the results from operations divested since the beginning of 1999, operating companies income for 2000 increased $901 million (5.9%) over 1999.

     Currency movements decreased operating revenues by $2.9 billion ($1.6 billion, excluding excise taxes), and operating companies income by $495 million from 1999. Decreases in operating revenues and operating companies income were due primarily to the strength of the U.S. dollar against the Euro. Although the Company cannot predict future movements in currency rates, strengthening of the U.S. dollar, primarily against the Euro, if sustained during 2001, could continue to have an unfavorable impact on operating revenues and operating companies income comparisons with 2000.

     Interest and other debt expense, net, decreased $76 million (9.6%) in 2000 from 1999. This decrease was due primarily to lower levels of average debt outstanding and higher interest income on cash and cash equivalents.

     Diluted and basic earnings per share ("EPS"), which were $3.75 and $3.77, respectively, for 2000, increased by 17.6% and 17.4%, respectively, over 1999. Net earnings of $8.5 billion in 2000 increased 10.9% over 1999. These results include the pre-tax gains and charges, as well as the impact of the incremental CDC income. After adjusting for the effect of these unusual items, net earnings increased 6.3% to $8.4 billion, and diluted and basic EPS increased 12.4% and 12.7% to $3.71 and $3.73, respectively.

- 1999 compared with 1998: Operating revenues for 1999 increased $4.2 billion (5.7%) over 1998, due primarily to settlement-related price increases from domestic tobacco operations. The comparison of operating revenues was also affected by incremental year 2000 related revenues of approximately $225 million, as customers purchased additional product in anticipation of business disruptions from the CDC, as well as the divestiture of several international food businesses.

     Operating income for 1999 increased $3.5 billion (35.2%) over 1998, due largely to 1998 pre-tax charges of $3.4 billion related to domestic tobacco litigation settlements. Operating income for 1999 reflects pre-tax charges of $183 million related to the Louisville Closure; $157 million related to the Kraft Separation Programs; $136 million related to the Brazil Factory Closure; and $29 million related to Beer Asset Write-Downs. In addition to the previously mentioned 1999 charges, operating income for 1999 also includes approximately $100 million of incremental income related to the CDC. Operating income for 1998 includes pre-tax charges of $3.4 billion related to tobacco litigation settlements, $319 million related primarily to domestic tobacco voluntary early retirement and separation programs, $116 million related to the settlement of shareholder litigation and $18 million for separation programs covering approximately 100 hourly and salaried employees at the Company's corporate headquarters. Excluding the pre-tax charges for 1999 and 1998, as well as results from operations divested since the beginning of 1998 and incremental income related to the CDC, operating income for 1999 increased 0.7% over 1998, due primarily to higher operating income from the Company's food and beer operations.

     On a reported basis, operating companies income increased $3.5 billion (30.8%) from 1998, due primarily to the previously mentioned 1998 charges for tobacco litigation settlements. Excluding the pre-tax charges, as well as the results of divested operations and incremental income related to the CDC, operating companies income increased 1.4% over 1998, due primarily to higher earnings in the Company's food and beer operations.

     Currency movements decreased operating revenues by $782 million ($517 million, after excluding excise taxes) and operating companies income by $46 million during 1999. Decreases in operating revenues and operating companies income arising from the strength of the U.S. dollar against Western European and Latin American currencies were partially mitigated by a weaker U.S. dollar against the Japanese yen and other Asian currencies.

     Interest and other debt expense, net, in 1999 decreased $95 million (10.7%) from 1998. This decrease was due primarily to higher interest income, lower average debt outstanding and lower average interest rates on the Company's consumer products debt portfolio during 1999.

     Diluted and basic EPS, which were $3.19 and $3.21, respectively, for 1999, increased by 45.0% and 45.2%, respectively, over 1998. Net earnings of $7.7 billion in 1999 increased 42.9% from 1998, due primarily to the previously mentioned 1998 tobacco litigation settlement charges. These results include the impact of pre-tax charges in 1999 for the Louisville Closure, the Brazil Factory Closure, the Kraft Separation Programs, the Beer Asset Write-Downs, and incremental CDC income, as well as 1998 pre-tax charges for separation programs and domestic tobacco and other litigation settlement charges. Excluding the after-tax impact of these items, net earnings increased 2.2% to $7.9 billion, and diluted and basic EPS increased 4.1% and 3.8% to $3.30 and $3.31, respectively.

- Year 2000: To date, the Company and its subsidiaries have experienced no material disruptions to their business operations as a result of the CDC. External information technology specialists have stated that CDC-related miscalculations or systems failures could occur into 2001. The experience of the Company and its subsidiaries thus far suggests that no material disruptions to their business operations are likely to occur. However, the Company and its subsidiaries will continue to monitor the transition to year 2000 as part of their regular management processes and will respond promptly to any problems that occur.

     The Company's increases in 1999 year-end inventories and trade receivables caused by preemptive CDC contingency plans resulted in incremental cash outflows during 1999 of approximately $300 million. The cash outflows reversed in the first quarter of 2000. In addition, certain operating subsidiaries of the Company had increased shipments in the fourth quarter of 1999, because customers purchased additional product in anticipation of potential CDC-related disruptions. The increased shipments in 1999 resulted in incremental operating revenues and operating companies income in 1999 of approximately $225 million and $100 million, respectively, and corresponding decreases in operating revenues and operating companies income in 2000.

- Euro: On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency--the Euro. At that time, the Euro began trading on currency exchanges and could be used in financial transactions. Beginning in January 2002, new Euro-denominated currency (bills and coins) will be issued, and legacy currencies will be withdrawn from circulation. The Company's operating subsidiaries affected by the Euro conversion have established and, where required, implemented plans to address the systems and business issues raised by the Euro currency conversion. These issues include, among others: (1) the need to adapt computer and other business systems and equipment to accommodate Euro-denominated transactions; and (2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis, particularly once the Euro currency is issued in 2002. The Euro conversion has not had, and the Company currently anticipates that it will not have, a material adverse impact on its financial condition or results of operations.


Operating Results by Business Segment


Tobacco


Business Environment


The tobacco industry, both in the United States and abroad, has faced, and continues to face, a number of issues that may adversely affect the business, volume, results of operations, cash flows and financial position of PM Inc., Philip Morris International Inc. ("PM International") and the Company.

     These issues, some of which are more fully discussed below, include pending and threatened smoking and health litigation and recent jury verdicts against PM Inc., including the $74 billion punitive damages verdict in the Engle smoking and health class action case discussed in Note 15. Contingencies, of the Notes to Consolidated Financial Statements ("Note 15"); the civil lawsuit filed by the U.S. federal government against various cigarette manufacturers and others discussed in Note 15; legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke ("ETS"); price increases in the United States related to the settlement of certain tobacco litigation; actual and proposed excise tax increases; an increase in diversion into the United States market of products intended for sale outside the United States; foreign and United States governmental investigations into illegal cigarette imports; actual and proposed requirements regarding disclosure of cigarette ingredients and other proprietary information; governmental and private bans and restrictions on smoking; actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States; actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales outside the United States; actual and proposed legislation in Congress, the State of New York and other States to require the establishment of fire-safety standards for cigarettes; the diminishing social acceptance of smoking and increased pressure from tobacco control advocates and unfavorable press reports; and other tobacco legislation that may be considered by the Congress, the states and other jurisdictions inside and outside the United States.

- Excise taxes: Cigarettes are subject to substantial federal, state and local excise taxes in the United States and to similar taxes in most foreign markets. The United States federal excise tax on cigarettes is currently $0.34 per pack of 20 cigarettes and is scheduled to increase to $0.39 per pack on January 1, 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.87 per pack in a given locality in the United States. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and increases in excise and other cigarette-related taxes have been proposed at the state and local levels and in many jurisdictions outside the United States.

     In the opinion of PM Inc. and PM International, increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Any future increases, the extent of which cannot be predicted, could result in volume declines for the cigarette industry, including PM Inc. and PM International, and might cause sales to shift from the premium segment to the discount segment.

- Federal Trade Commission ("FTC"): In September 1997, the FTC issued a request for public comments on its proposed revision of its "tar" and nicotine test methodology and reporting procedures established by a 1970 voluntary agreement among domestic cigarette manufacturers. In February 1998, PM Inc. and three other domestic cigarette manufacturers filed comments on the proposed revisions. In November 1998, the FTC wrote to the Department of Health and Human Services requesting its assistance in developing specific recommendations on the future of the FTC's program for testing the "tar," nicotine and carbon monoxide content of cigarettes. The Department has not yet published its recommendations.

- Food and Drug Administration ("FDA") Regulations: In August 1996, the FDA promulgated regulations asserting jurisdiction over cigarettes as "drugs" or "medical devices" under the provisions of the Food, Drug and Cosmetic Act ("FDCA"). The regulations, which included severe restrictions on the distribution, marketing and advertising of cigarettes, and would have required the industry to comply with a wide range of labeling, reporting, record-keeping, manufacturing and other requirements, were declared invalid by the United States Supreme Court in March 2000. The Company has stated that while it continues to oppose FDA regulation over cigarettes as "drugs" or "medical devices" under the provisions of FDCA, it would support new legislation that would provide for reasonable regulation by the FDA of cigarettes as cigarettes. Currently, there are several bills pending in Congress that if enacted, would give the FDA authority to regulate tobacco products. The bills take a variety of approaches to the issue of the FDA's proposed regulation of tobacco products ranging from codification of the original FDA regulations under the "drug" and "medical device" provisions of the FDCA to the creation of provisions that would apply uniquely to tobacco products. All of the pending legislation could result in substantial Federal regulation of the design, performance, manufacture and marketing of cigarettes. The ultimate outcome of the pending bills cannot be predicted.


- Ingredient disclosure laws: The Commonwealth of Massachusetts has enacted legislation to require cigarette manufacturers to report the flavorings and other ingredients used in each brand of cigarettes sold in the Commonwealth, and on a qualified, by-brand basis to provide "nicotine-yield ratings" for their products based on standards established by the Commonwealth. Cigarette manufacturers sued to have the statute declared unconstitutional, arguing that it could result in the public disclosure of valuable proprietary information. In September 2000, the district court granted the plaintiffs' motion for summary judgment and permanently enjoined the defendants from requiring cigarette manufacturers to disclose brand specific information on ingredients in their products. Defendants have appealed the district court's ruling. The ultimate outcome of this lawsuit cannot be predicted. Similar legislation has been enacted or proposed in other states. Some jurisdictions outside the United States have also enacted or proposed ingredient disclosure legislation or regulation.

- Health effects of smoking and exposure to ETS: Reports with respect to the health risks of cigarette smoking have been publicized for many years, and the sale, promotion and use of cigarettes continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of health hazards, including various types of cancer, coronary heart disease and chronic lung disease, and recommending various governmental measures to reduce the incidence of smoking. The 1988, 1990, 1992 and 1994 reports focus upon the addictive nature of cigarettes, the effects of smoking cessation, the decrease in smoking in the United States, the economic and regulatory aspects of smoking in the Western Hemisphere, and cigarette smoking by adolescents, particularly the addictive nature of cigarette smoking during adolescence.

     Studies with respect to the health risks of ETS to nonsmokers (including lung cancer, respiratory and coronary illnesses, and other conditions) have also received significant publicity. In 1986, the Surgeon General of the United States and the National Academy of Sciences reported that nonsmokers were at increased risk of lung cancer and respiratory illness due to ETS. Since then, a number of government agencies around the world have concluded that ETS causes disease--including lung cancer and heart disease--in nonsmokers.

     In October 1997, at the request of the United States Senate Judiciary Committee, the Company provided the Committee with a document setting forth the Company's position on a number of issues. On the issues of the role played by cigarette smoking in the development of lung cancer and other diseases in smokers, and whether nicotine, as found in cigarette smoke, is addictive, the Company stated that it would, in order to ensure that there will be a single, consistent public health message on these issues, refrain from debating the issues other than as necessary to defend itself and its opinions in the courts and other forums in which it is required to do so. The Company also stated that in relation to these issues, and the health effects of exposure to ETS, the Company is prepared to defer to the judgment of public health authorities as to what health warning messages will best serve the public interest.

     In 1999, PM Inc. and PM International established websites that include, among other things, views of public health authorities on smoking, disease causation in smokers, addiction and ETS. In October 2000, the sites were updated to reflect PM Inc.'s and PM International's agreement with the overwhelming medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. Consistent with the Company's position set forth in its October 1997 submission to the United States Senate Judiciary Committee (discussed above), the websites advise smokers and potential smokers to rely on the messages of public health authorities in making all smoking-related decisions. The site furthers PM Inc.'s and PM International's efforts to implement this position.

     The sites also state that PM Inc. and PM International recognize and accept that many people have health concerns regarding ETS. In addition, because of concerns relating to conditions such as asthma and respiratory infections, PM Inc. and PM International believe that particular care should be exercised where children are concerned, and that smokers who have children--particularly young ones--should seek to minimize their exposure to ETS.

-    The World Health Organization's Framework Convention for Tobacco Control:
The World Health Organization ("WHO") has begun negotiations regarding a proposed Framework Convention for Tobacco Control. The proposed treaty would require signatory nations to enact legislation that would require, among other things, specific actions to prevent youth smoking; restrict tobacco product marketing; inform the public about the health consequences of smoking and the benefits of quitting; regulate the content of tobacco products; impose new package labeling requirements; eliminate cigarette smuggling and counterfeit; restrict smoking in public places; increase and harmonize cigarette excise taxes; and impose liability on tobacco product manufacturers. PM Inc. and PM International have stated that they would support a treaty that member states could consider for ratification, based on the following four principles: (1) smoking-related decisions should be made on the basis of a consistent public health message; (2) effective measures should be taken to prevent minors from smoking; (3) the right of adults to choose to smoke should be preserved; and (4) all manufacturers of tobacco products should compete on a level playing field. The outcome of the treaty negotiations cannot be predicted.

- Other legislative initiatives: In recent years, various members of Congress have introduced legislation, some of which has been the subject of hearings or floor debate, that would subject cigarettes to various regulations under the Department of Health and Human Services or regulation under the Consumer Products Safety Act, establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities, further restrict the advertising of cigarettes, require additional warnings, including graphic warnings, on packages and in advertising, eliminate or reduce the tax deductibility of tobacco advertising, provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law, and allow state and local governments to restrict the sale and distribution of cigarettes. Legislative initiatives affecting the regulation of the tobacco industry have also been considered in a number of jurisdictions outside the United States, including the

European Union's proposed directive on tobacco product regulation. That directive would, among other things, prohibit the use of brand descriptors such as "lights," require ingredient disclosure and testing, reduce the maximum "tar" ceilings from 12 mg to 10 mg, and put similar limitations on the cigarettes manufactured for export from the European Union.

     In August 2000, New York State enacted legislation that requires the State's Office of Fire Prevention and Control to promulgate by January 1, 2003 fire-safety standards for cigarettes sold in New York. The legislation requires that cigarettes sold in New York stop burning within a time period to be specified by the standards or meet other performance standards set by the Office of Fire Prevention and Control. All cigarettes sold in New York will be required to meet the established standards within one hundred and eighty days after the standards are promulgated. It is not possible to predict the impact of this law on PM Inc. until the standards are published. Similar legislation has been proposed in other states and localities and at the federal level.

     It is not possible to predict what, if any, additional foreign or domestic governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, the business, volume, results of operations, cash flows and financial position of PM Inc., PM International and the Company could be materially adversely affected.

- Tobacco-related litigation: There is substantial litigation pending related to tobacco products in the United States and certain foreign jurisdictions, including the Engle class action case in Florida in which PM Inc. is a defendant and a civil health care cost recovery action filed by the United States Department of Justice in September 1999 against domestic tobacco manufacturers and others, including the Company and PM Inc. (See Note 15 for a discussion of such litigation.)

- State settlement agreements: As discussed in Note 15, during 1997 and 1998, PM Inc. and other major domestic tobacco product manufacturers entered into agreements with states and various U.S. jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements provide for substantial annual payments. They also place numerous restrictions on the tobacco industry's conduct of its business operations, including restrictions on the advertising and marketing of cigarettes. Among these are restrictions or prohibitions on the following: targeting youth; use of cartoon characters; use of brand name sponsorships and brand name non-tobacco products; outdoor and transit brand advertising; payments for product placement; and free sampling. In addition, the settlement agreements require companies to affirm corporate principles to reduce underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry's ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

Operating Results

                                                                 Operating
(in millions)           Operating Revenues                    Companies Income
-----------------------------------------------------------------------------------
                       2000        1999       1998      2000        1999       1998
-----------------------------------------------------------------------------------
Domestic
  tobacco           $22,658     $19,596    $15,310   $ 5,350      $4,865     $1,489
International
  tobacco            26,374      27,506     27,390     5,211       4,968      5,029
-----------------------------------------------------------------------------------
Total               $49,032     $47,102    $42,700   $10,561      $9,833     $6,518
===================================================================================

2000 compared with 1999

- Domestic tobacco: During 2000, PM Inc.'s operating revenues increased $3.1 billion (15.6%) over 1999, due primarily to higher pricing ($2.7 billion, including amounts related to the January 1, 2000 federal excise tax increase) and higher volume ($0.3 billion).

     Operating companies income for 2000 increased $485 million (10.0%) over 1999, due primarily to price increases, net of cost increases ($1.2 billion), higher volume ($237 million) and the absence of 1999 pre-tax charges for the Louisville Closure ($183 million), partially offset by higher marketing, administration and research costs ($1.2 billion, primarily increased marketing related to consumer promotions). Excluding the impact of the 1999 pre-tax charges for the Louisville Closure, PM Inc.'s operating income of $5,350 million in 2000 increased by 6.0% over $5,048 million in 1999.

     Shipment volume for the domestic tobacco industry during 2000 increased to
419.8 billion units, a 0.1% increase over 1999. PM Inc.'s shipment volume for 2000 was 211.9 billion units, an increase of 1.8% over 1999. Shipment growth for the industry and PM Inc. during 2000 was largely driven by wholesalers' decisions to rebuild their inventories after the January 1, 2000 federal excise tax increase. In contrast, wholesalers decreased their inventory levels during 1999, as inventory held at the end of 1999 was subject to a federal excise tax increase. PM Inc. estimates that after adjusting for this and other factors, industry shipment volume declined approximately 1.0% to 2.0% from 1999, while PM Inc.'s shipment volume was essentially flat.

     For 2000, PM Inc.'s shipment market share was 50.5%, an increase of 0.9 share points over 1999. Marlboro shipment volume increased 5.4 billion units (3.5%) from 1999 to 158.2 billion units for a 37.7% share of the total industry, an increase of 1.3 share points over 1999. Contributing to this growth were introductory shipments of Marlboro Milds, which were launched nationally at retail in April.

     Based on shipments, the premium segment accounted for approximately 73.5% of the domestic cigarette industry volume in 2000, an increase of 0.1 share points over 1999. In the premium segment, PM Inc.'s volume increased 2.0% during 2000, compared with a 0.2% increase for the industry, resulting in a premium segment share of 60.6%, an increase of 1.1 share points over 1999.

     In the discount segment, PM Inc.'s shipments increased 0.2% to 25.0 billion units in 2000, compared with an industry decrease of 0.1%, resulting in a discount segment share of 22.5%, an increase of 0.1 share points from 1999. Basic shipment volume for 2000 was up 6.1% to 21.6 billion units, for a 19.4% share of the discount segment, an increase of 1.1 share points from 1999.

     According to consumer purchase data from Information Resources Inc./Capstone, PM Inc.'s share of cigarettes sold at retail grew 0.6 share points to 50.5% for 2000. The 2000 retail share for Marlboro rose 1.1 share points to 37.1%.

     In December 2000, PM Inc. announced a price increase of $7.00 per thousand cigarettes on its domestic premium and discount brands. This followed price increases of $3.00 per thousand in July 2000, $6.50 per thousand in January 2000 and $9.00 per thousand in August 1999. Each $1.00 per thousand increase by PM Inc. equates to a $0.02 increase in the price to wholesalers of each pack of twenty cigarettes.

     PM Inc. cannot predict future change or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM Inc.'s shipments, shipment market share or retail market share; however, it believes that PM Inc.'s shipments may be materially adversely affected by price increases, including those related to tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation discussed above under the caption "Tobacco-Business Environment."

- International tobacco: During 2000, international tobacco operating revenues, including excise taxes, decreased $1.1 billion (4.1%) from 1999. Excluding excise taxes, operating revenues decreased $310 million (2.2%), due primarily to unfavorable currency movements ($759 million) and the previously discussed shift in CDC revenues ($194 million), partially offset by price increases ($363 million) and favorable volume/mix ($223 million).

     Operating companies income for 2000 increased $243 million (4.9%) over 1999, due primarily to price increases and favorable costs ($517 million), the 1999 pre-tax charge for the Brazil Factory Closure ($136 million) and lower marketing, administration and research costs, partially offset by unfavorable currency movements ($404 million) and the shift of CDC income ($118 million) to the fourth quarter of 1999. Adjusting for the shift in CDC income and excluding the 1999 impact of the pre-tax charge for the Brazil Factory Closure, operating companies income of $5,270 million in 2000 increased 4.5% over $5,045 million in 1999.

     PM International's 2000 volume of 671.2 billion units decreased 0.9 billion units (0.1%) from 1999. Adjusting for the shift in CDC volume, (the basis of presentation for all following PM International volume disclosures), PM International's volume of 675.4 billion units for 2000 increased 7.5 billion units (1.1%) over 1999, due primarily to volume increases in Western and Eastern Europe and Asia, partially offset by lower worldwide duty-free shipments, which were affected by the July 1999 cessation of duty-free sales within the European Union, and lower volume in Central Europe. Volume advanced in a number of important markets, including Italy, France, Spain, the Benelux countries, Portugal, Greece, Russia, Ukraine, Kazakhstan, Saudi Arabia, Egypt, Japan, Indonesia, Thailand, Korea, Malaysia and Mexico. PM International recorded market share gains in many of its major markets. Volume and share in Germany were adversely affected by heightened competition and the growth of trade brands. Trade inventory distortions in Poland and market softness and the timing of shipments in the Czech Republic contributed to PM International's overall volume decline in Central Europe. In Turkey, lower volume and share were due to a significant tax-driven price increase in December 1999, which affected the premium segment in particular. PM International's volume was lower in Argentina due to tax-driven pricing in a recessionary environment. International volume for Marlboro increased 1.7%, as higher volumes in Japan, Italy, France, Greece, Spain, Saudi Arabia, Russia, Korea, Malaysia, Thailand, Indonesia, Brazil and Mexico were partially offset by lower volumes in Poland, the Czech Republic and certain Eastern European markets, and by lower worldwide duty-free shipments.

1999 compared with 1998

- Domestic tobacco: During 1999, PM Inc.'s operating revenues increased $4.3 billion (28.0%) over 1998, due primarily to higher pricing ($5.5 billion, largely related to tobacco litigation settlements), partially offset by lower volume ($1.3 billion).

     During 1999, PM Inc. recorded pre-tax charges of $183 million related to the Louisville Factory Closure. During 1998, pre-tax charges of $319 million were recorded principally for voluntary separation, early retirement and severance programs. The 1998 charges were primarily for enhanced pension and postretirement benefits for the approximately 2,100 hourly and salaried employees at various operating locations who elected to participate in the program. Benefit payments were made in accordance with the provisions of the related pension and postretirement benefit plans. Operating companies income for the domestic tobacco segment also included pre-tax tobacco litigation settlement charges of $3,381 million for the year ended December 31, 1998.

     Operating companies income for 1999 increased $3.4 billion over 1998, primarily reflecting the effect of the 1998 pre-tax tobacco litigation settlement charges ($3,381 million), price increases, net of cost increases ($1,359 million) and lower pre-tax charges for separation programs ($136 million), partially offset by lower volume ($918 million) and higher marketing, administration and research costs ($679 million, primarily for increased marketing related to consumer promotions). Excluding the impact of the 1998 tobacco litigation settlement charges and the separation programs in each year, PM Inc.'s operating companies income of $5,048 million in 1999 decreased 2.7% from $5,189 million in 1998.

     Domestic tobacco industry shipment volume during 1999 declined 9.0% from 1998, primarily as a result of settlement-related price increases and the trade's decision to lower inventories at the end of 1999 in advance of the January 1, 2000 increase in the federal excise tax rate. PM Inc.'s shipment volume for 1999 was 208.2 billion units, a decrease of 8.5% from 1998; however, PM Inc.'s shipment market share increased 0.2 share points over 1998 to 49.6%. Excluding the effects of the trade's decisions to lower inventories, PM Inc. estimates that its volume would have decreased by approximately 7.3% and that its shipment market share would have increased by 0.5 share points to 50.1%. Marlboro shipment volume declined 9.7 billion units (6.0%) from 1998 to 152.8 billion units for a 36.4% share of the total industry, an increase of 1.2 share points over the comparable 1998 period.

     Based on shipments, the premium segment accounted for approximately 73.4% of domestic cigarette industry volume in 1999, an increase of 0.4 share points over 1998. In the premium segment, PM Inc.'s volume decreased 6.8% during 1999, compared with an 8.5% decrease for the industry, resulting in a premium segment share of 59.5%, an increase of 1.1 share points over 1998.

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

     In December 1998, PM Inc. paid $150 million for options to purchase the U.S. rights to manufacture and market three cigarette trademarks, L&M, Lark and Chesterfield, the international rights to which were already owned by PM International. During the second quarter of 1999, PM Inc. substantially completed its acquisition of these trademarks. Including the $150 million paid in December 1998, the total acquisition price for these trademarks was approximately $300 million. L&M, Lark and Chesterfield represented less than 0.2% of domestic cigarette industry volume in 1999 and 1998.

- International tobacco: During 1999, international tobacco operating revenues, including excise taxes, increased $116 million (0.4%) over 1998. Excluding excise taxes, operating revenues decreased $343 million (2.4%), due primarily to unfavorable volume/mix ($476 million) and unfavorable currency movements ($162 million), partially offset by price increases ($217 million) and incremental revenues related to the CDC ($97 million).

     Operating companies income for 1999 decreased $61 million (1.2%) from 1998, due primarily to the Brazil Factory Closure discussed above ($136 million), unfavorable volume/mix ($141 million) and higher marketing, administration and research costs, partially offset by price increases and favorable costs ($289 million) and incremental CDC income ($59 million). Excluding the impact of the pre-tax charge and the incremental CDC income, operating companies income of $5,045 million in 1999 increased 0.3% from $5,029 million in 1998.

     PM International's 1999 volume of 672.1 billion units, including 4.2 billion units of incremental CDC volume, decreased 44.8 billion units (6.3%) from 1998. Excluding incremental CDC volume (the basis of presentation for all following PM International volume disclosures), volume decreased 49.1 billion units (6.8%) from 1998. However, volume grew a collective 4.8% in the more profitable core markets of Western Europe and Japan. These gains were more than offset by a 33.1% aggregate volume decline in the lower-margin markets of Russia and the rest of Eastern Europe, reflecting difficult business conditions, as well as lower worldwide duty-free shipments. Volume advanced in a number of important markets, including Italy, France, Portugal, the Benelux and Scandinavian countries, Greece, Austria, Hungary, the Slovak Republic, Romania, Saudi Arabia, Egypt, Turkey, Japan and Mexico. In Asia, PM International recorded higher volume in the markets of Korea, Singapore, Malaysia and Thailand. PM International recorded market share gains in virtually all of its major markets. In Germany, volume was essentially flat, and share was lower, reflecting intense competition. International volume for Marlboro declined 1.9%; however, excluding Eastern Europe and worldwide duty-free shipments, Marlboro volume rose 4.1%.

     During 1999, PM International increased its ownership interest in a Portuguese tobacco company from 65% to 90% at a cost of $70 million. Also during 1999, PM International increased its ownership interest in a Polish tobacco company from 75% to 96% at a cost of $104 million.


Food


Business Environment


Kraft, through its direct wholly-owned subsidiary, Kraft N.A. and its indirect wholly-owned subsidiary, Nabisco, is the largest branded food and beverage company based in the United States of America. A wide variety of beverages, cheese, snacks, convenient meals and packaged grocery products is manufactured and marketed in the United States of America, Canada, Mexico and Puerto Rico by Kraft N.A. Subsidiaries and affiliates of Kraft Foods International, Inc. ("Kraft Foods International"), an indirect subsidiary of Kraft, manufacture and market a wide variety of beverages, cheese, snacks, convenient meals and packaged grocery products primarily in Europe, Middle East and Africa, and the Latin American and Asia Pacific regions. Kraft N.A. and Kraft Foods International are subject to fluctuating commodity costs, currency movements and competitive challenges in various product categories and markets, including a trend toward increasing consolidation in the retail trade and changing consumer preferences. To confront these challenges, Kraft continues to take steps to build the value of premium brands with new product and marketing initiatives, to improve its food business portfolio and to reduce costs.

     Fluctuations in commodity costs can cause retail price volatility, intensify price competition and influence consumer and trade buying patterns. The North American and international food businesses are subject to fluctuating commodity costs, particularly dairy, coffee bean and cocoa. Dairy commodity costs in the United States on average have been below the levels seen in 1999. Coffee and cocoa bean prices were also lower than 1999.

     During the latter part of 2000, energy costs rose in response to higher prices charged for oil and natural gas. However, this increase in energy costs did not have a material adverse effect on operating results.

     Kraft reports year-end results as of the Saturday closest to December 31 each year. This resulted in fifty-three weeks of operating results in the Company's consolidated statements of earnings for the year ended December 31, 2000. The benefit to operating results from an extra week of shipments was essentially offset by reductions in retail trade inventories.

     On December 11, 2000, the Company acquired all of the outstanding shares of Nabisco for $55 per share in cash. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed by the Company through the issuance of $9.2 billion of commercial paper borrowings, $3.0 billion of short-term floating rate notes and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Nabisco's balance sheet has been consolidated with the Company's balance sheet as of December 31, 2000; however, Nabisco's earnings subsequent to December 11, 2000 have not been included in the consolidated operating results of the Company since such amounts were insignificant to consolidated operating results for the year ended December 31, 2000. The Company's interest cost on borrowings associated with acquiring Nabisco has been included in interest and other debt expense, net, on the Company's consolidated statement of earnings for the year ended December 31, 2000.

     To satisfy United States regulatory concerns about competition in connection with the acquisition, Nabisco sold its domestic dry packaged dessert and baking powder businesses, as well as its intense mints and gum businesses in December 2000. Since these businesses were sold at fair value, no gain or loss related to these sales was recorded in the Company's consolidated statements of earnings for the year ended December 31, 2000. The Company plans to sell six additional Nabisco businesses that do not align strategically with Kraft's operations. During 2001, the Company will finalize the Nabisco acquisition balance sheet, including the completion of fair value appraisals of Nabisco's assets. During this process, the Company will also finalize its plans to integrate the operations of Nabisco with Kraft. The Company anticipates closing a number of Nabisco manufacturing facilities. Charges to close these facilities, estimated to be in a range of $500 million to $600 million, will be taken as adjustments to excess purchase price when plans are finalized and announced. In addition, the integration of Nabisco's operations may result in closing several Kraft facilities. The Company estimates that the closure of Kraft facilities could result in charges to the 2001 consolidated statements of earnings in the range of $200 million to $300 million. These charges will be taken when the integration plans have been finalized and announced.

     In 2001, Kraft plans to undertake an IPO of less than 20% of its common stock. If completed as anticipated, the IPO proceeds will be used to retire a portion of the debt incurred as a result of the acquisition of Nabisco.

     During the first quarter of 2000, Kraft purchased the outstanding common stock of Balance Bar Co., a maker of energy and nutrition snack products. In a separate transaction, Kraft also acquired Boca Burger, Inc., a manufacturer and marketer of soy-based meat alternatives. The total cost of these acquisitions was $358 million. The effects of these and other smaller acquisitions did not have a material effect on the 2000 operating revenues or the operating companies income of Kraft.

     During 2000 and 1999, Kraft sold several small international and domestic food businesses. The aggregate proceeds received in these transactions were $300 million in 2000 and $175 million in 1999. The Company recorded pre-tax gains of $172 million in 2000 and $62 million in 1999. The operating results of businesses divested were not material to consolidated operating results in any of the periods presented.

     During 1998, Kraft entered into a licensing agreement with the Starbucks coffee chain to market, sell and distribute Starbucks coffee to grocery customers across the United States. In addition, Kraft entered into a licensing agreement with the California Pizza Kitchen restaurant chain to manufacture, market and sell California Pizza Kitchen frozen pizza to grocery customers. Neither of these agreements had a material impact on Kraft's 2000, 1999 or 1998 operating results.

     During the third quarter of 2000, Kraft recalled taco shells, supplied to Kraft under a manufacturing agreement with an unrelated food company, that were found to contain genetically modified corn not intended for human consumption. The costs related to the recall were not material to the operating results of the North American food segment or the Company. Kraft cannot predict the impact, if any, that negative publicity surrounding the recall will have on future sales of its Mexican dinner products.

Operating Results

                                                               Operating
(in millions)          Operating Revenues                  Companies Income
---------------------------------------------------------------------------------
                        2000      1999      1998       2000       1999      1998
---------------------------------------------------------------------------------
North  American
 food                $18,461   $17,897   $17,640     $3,547     $3,190    $3,128
International
 food                  8,071     8,900     9,671      1,208      1,063     1,054
---------------------------------------------------------------------------------
Total                $26,532   $26,797   $27,311     $4,755     $4,253    $4,182
=================================================================================

1999 and 1998 operating revenues and operating companies income have been reclassified to reflect the transfer of managerial responsibility for Mexico and Puerto Rico to North American food from international food.

2000 compared with 1999

- North American food: During 2000, operating revenues increased $564 million (3.2%) over 1999, due primarily to higher volume ($483 million), the impact of acquisitions ($148 million) and higher pricing ($79 million), partially offset by the shift in CDC revenues ($142 million).

     Operating companies income for 2000 increased $357 million (11.2%) over 1999, primarily reflecting favorable margins ($318 million, driven by lower commodity-related costs), the absence of the 1999 pre-tax charge for the Kraft Separation Programs ($157 million) and higher volume ($283 million), partially offset by higher marketing, administration and research costs ($310 million, the majority of which related to higher marketing expenses), unfavorable product mix ($43 million) and the shift in CDC income ($54 million). Excluding the impact of the pre-tax charges for the Kraft

Separation Programs, the results of operations divested since the beginning of 1999, and adjusting for the shift in CDC income, operating companies income of $3,570 million in 2000 increased 7.8% over $3,312 million for 1999.

     Volume for 2000 increased 2.8% over 1999. Excluding the impact of divested businesses and the shift in volume related to the CDC, volume increased 3.8%, of which 0.3 percentage points related to the net impact of the 53rd week of shipments and trade inventory reductions in 2000. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily from the strength of ready-to-drink beverages, and coffee, resulting from the continued success of Starbucks grocery coffee. Volume also grew in shelf-stable puddings and frozen toppings and from the first-quarter acquisition of the Balance Bar brand. In Oscar Mayer and Pizza, volume increased due primarily to lunch combinations, hot dogs, luncheon meats, the first-quarter acquisition of the Boca Burger brand and from new product introductions in frozen pizza. Volume also increased in Biscuits, Snacks and Confectionery driven primarily by line extensions in mints and chocolate products.

     Volume declined in Cheese, Meals and Enhancers due primarily to a decrease in the food service business due to the expiration of an exclusive distribution agreement and the loss of a national supply agreement; meals, due to declines in rice and ethnic foods; and enhancers, due to decreases in barbecue sauces and seasoned coatings. These declines were partially offset by an increase in retail cheese volume, with gains in processed, natural and cream cheese products.

- International food: Operating revenues for 2000 decreased $829 million (9.3%) from 1999, due primarily to unfavorable currency movements ($887 million), lower pricing ($30 million, due primarily to lower coffee prices), the shift in CDC revenues ($52 million) and the impact of divested businesses, partially offset by higher volume ($291 million).

     Operating companies income for 2000 increased $145 million (13.6%) over 1999, due primarily to the pre-tax gain on the French Confectionery Sale ($139 million), higher volume ($147 million) and favorable margins ($84 million, primarily related to lower commodity costs), partially offset by unfavorable currency ($96 million), higher marketing, administration and research costs ($78 million) and the shift in CDC income ($26 million). Excluding the gain on the French Confectionery Sale, the operating results of the international food businesses divested since the beginning of 1999, and adjusting for the shift in CDC revenues and income, operating revenues of $7,966 million in 2000 decreased 6.8% from $8,547 million in 1999 and operating companies income of $1,050 million in 2000 increased 5.4% over $996 million in 1999.

     Volume for 2000 increased 1.4% over 1999. Excluding the impact of divested businesses and the shift in volume related to the CDC, volume increased 4.8%, of which 1.6 percentage points related to the impact of the 53rd week of shipments in 2000.

     In Europe, Middle East and Africa, volume increased over 1999, with growth in all categories. In beverages, coffee volume grew in the developing markets of Central and Eastern Europe and in the established markets of Sweden, Austria, Italy and the United Kingdom. Snacks volume increased, driven by new product launches and line extensions in confectionery. Cheese volume grew in Italy and Spain. Convenient meals volume increased, driven by new lunch combinations products in the United Kingdom and boxed dinner line extensions in Germany and Belgium. Higher grocery volume was driven by spoonable dressings in Italy and Spain.

     Volume increased in the Latin American and Asia Pacific regions driven by gains across all categories. Beverage volume increased due to higher coffee volume from increased shipments to the Caribbean and the relaunch of a coffee mix in China. Refreshment beverage volume grew due to new flavor introductions in Brazil, marketing programs in China and the Philippines and expansion in Thailand. Snacks volume increased, driven primarily by higher sugar confectionery sales in Indonesia and China and the launch of new chocolate products in Brazil and Argentina. Cheese volume increased driven primarily by cream cheese in Australia and Japan and higher volume in the Philippines and Indonesia. Convenient meals volume was higher, driven by increased shipments of dinners to Asian markets. Grocery volume increased due to higher yeast spread sales in Australia and shipments of cereals and gelatin products to Asia.


1999 compared with 1998

- North American food: During 1999, operating revenues increased $257 million (1.5%) from 1998, due primarily to higher volume ($93 million), the shift in CDC revenues ($71 million) and favorable pricing ($65 million).

     Operating companies income for 1999 increased $62 million (2.0%) from 1998, due primarily to favorable margins ($428 million, driven by lower manufacturing and commodity-related costs), higher volume ($58 million) and income related to the shift in CDC income ($27 million), partially offset by the Kraft Separation Programs ($157 million), higher marketing, administration and research costs ($247 million, the majority of which related to higher marketing expense) and unfavorable product mix ($20 million).

     Volume for 1999 increased 2.1% over 1998. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily by the strength of ready-to-drink beverages as well as powdered soft drinks due to new product introductions, and coffee, resulting from volume and share gains associated with the continued rollout of Starbucks coffee to grocery customers. Volume also grew in ready-to-eat refrigerated desserts and in frozen whipped toppings. These increases were partially offset by lower volume in cereals due to aggressive competitive activity and lower volume in dry packaged desserts. In Oscar Mayer and Pizza, volume was up due primarily to pizza, resulting from the continued success of rising crust pizza and new product introductions. Volume also grew in processed meats from increases in lunch combinations, bacon and hot dogs, partially offset by declines in luncheon meats. Volume also increased in Biscuits, Snacks and Confectionery driven primarily by growth in mints and two-compartment snacks.

     Volume declined in Cheese, Meals and Enhancers due primarily to lower food service shipments and the planned exit of lower-margin product lines in Canada. Enhancers also contributed to the volume decline, as increases in barbecue sauce were more than offset by lower shipments of spoonable dressings. These declines were partially offset by an increase in retail cheese volume, with gains in several product lines, including natural cheese, sour cream and cottage cheese, and meals, primarily as a result of new product introductions.

 - International food: Operating revenues for 1999 decreased $771 million (8.0%) from 1998, due to lower pricing ($366 million, due to the effect of lower coffee commodity costs), unfavorable currency movements ($303 million) and the impact of divestitures ($191 million), partly offset by the consolidation of previously unconsolidated subsidiaries ($69 million). Operating companies income for 1999 increased $9 million (0.9%) from 1998, due primarily to favorable margins ($79 million, primarily related to lower commodity costs) and the shift in CDC income ($13 million), partially offset by higher marketing, administration and research costs ($47 million) and unfavorable currency movements. Volume decreased 1.8% from 1998 due primarily to the impact of divested businesses.

     In Europe, Middle East and Africa, volume was down as lower snacks volume was partly offset by volume gains in beverages, convenient meals and grocery. In snacks, confectionery volume was lower due to the economic weakness in Russia and other parts of Eastern Europe, as well as unusually warm summer weather across Europe. In beverages, coffee volume grew in France, Spain, Denmark, Switzerland, Hungary and the Slovak Republic. In refreshment beverages, volume benefited from expansion of powdered soft drinks in Poland and Bulgaria. In convenient meals, volume growth was driven by the launch of lunch combinations in Germany and the continued success of lunch combinations in the United Kingdom.

     Volume increased in the Latin American and Asia Pacific regions due primarily to gains in cheese, convenient meals and grocery volumes in the Asia Pacific region. In cheese, higher volume was reported in Australia, Japan, the Philippines and Indonesia. In grocery, volume benefited from growth in Australia, reflecting new varieties in spoonable and pourable dressings and higher sales of peanut butter. This increase was partially offset by lower volume in Latin America, due primarily to reduced confectionery volume in Brazil and powdered soft drink volume in Argentina, partially offset by higher powdered soft drink volume in Brazil.


Beer


Business Environment


In December 2000, Miller sold its rights to Molson trademarks in the United States for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded.

     During 1999, Miller purchased four trademarks from the Pabst Brewing Company ("Pabst") and the Stroh Brewery Company ("Stroh"). Miller also agreed to increase its contract manufacturing of Pabst products. Miller began brewing and shipping the acquired brands during the second quarter of 1999. In the third quarter of 1999, Miller assumed ownership of the former Pabst brewery in Tumwater, Washington, as part of these agreements.

     Miller's license agreement for the rights to brew and sell Lowenbrau in the United States expired on September 30, 1999. The expiration of this agreement did not have a material impact on Miller's operating revenues or operating companies income and is not expected to have a material impact on future operating revenues and operating companies income.

     During 1999, Miller recorded a pre-tax charge of $29 million in marketing, administration and research costs in the consolidated statements of earnings of the beer segment to write down the book value of three brewing facilities to their estimated fair values. During 2000, one of the facilities was closed, while the remaining two facilities were sold.

- 2000 compared with 1999: Miller's operating revenues for 2000 increased $33 million (0.8%) over 1999, due primarily to higher pricing ($195 million) and the previously mentioned acquired brands and contract manufacturing fees (aggregating $101 million), partially offset by lower volume ($199 million) and the impact of divestitures ($64 million). Operating companies income for 2000 increased $139 million (27.2%) over 1999, due primarily to the pre-tax gain on the sale of Molson rights in the United States ($100 million), higher pricing ($138 million) and income from acquired brands and contract manufacturing, partially offset by lower volume ($109 million) and higher marketing, administration and research costs. Excluding the Molson Sale, Beer Asset Write-Downs and results of operations divested since the beginning of 1999, operating companies income of $543 million in 2000 increased 5.4% over $515 million in 1999.

     Miller's domestic shipment volume of 41.6 million barrels for 2000 decreased 3.8% from 1999, reflecting higher pricing, Miller's continuing efforts to reduce distributor inventories and discontinued brands. Excluding discontinued brands, total domestic shipment volume was down 2.6%. Domestic shipments of premium/near-premium brands decreased across most brands from 1999. Domestic shipments of below-premium products also decreased on lower shipments across most brands. Miller's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 20.7%, a decrease of 0.9 share points from the prior year. Wholesalers' sales to retailers in 2000 decreased 3.3% from 1999. Excluding the acquired brands, wholesalers' sales to retailers in 2000 decreased 4.6% from 1999, reflecting lower retail sales of Miller Lite, Miller Genuine Draft, Miller Genuine Draft Light, Icehouse, Miller High Life, Milwaukee's Best, Red Dog, Magnum, Meister Brau and Southpaw Light as well as the discontinuance of Lowenbrau and the sale of Molson rights.

- 1999 compared with 1998: Miller's operating revenues for 1999 increased $237 million (5.8%) over 1998, due primarily to the acquired brands, contract manufacturing fees and price increases. Operating companies income for 1999 increased $60 million (13.3%) over 1998, due primarily to favorable pricing and lower product costs and the impact of the acquired brands and contract manufacturing fees, partially offset by the Beer Asset Write-Downs recorded in 1999.

     Miller's domestic shipment volume of 43.3 million barrels for 1999 increased 3.8% from 1998, reflecting the commencement of shipments of the acquired brands (Olde English 800, Hamm's, Mickey's and Henry Weinhard's). Excluding shipments of the acquired brands, domestic shipment volume declined 0.1% from 1998, reflecting lower domestic shipments of premium brands, primarily the Miller Genuine Draft franchise, Molson and Lowenbrau (which resulted from the expiration of the above-mentioned license), partially offset by increases for its flagship brand, Miller Lite, as well as the Icehouse franchise and Foster's. Domestic shipments of near-premium products increased on higher shipments of Miller High Life, while budget brand products decreased on lower shipments across all brands. Miller's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 21.6%, an increase of 0.4 share points from 1998, due primarily to the acquired brands. Wholesalers' sales to retailers in 1999 decreased 0.6% from 1998, excluding the acquired brands. This decline was due primarily to lower sales of the Miller Genuine Draft franchise, Molson, Lowenbrau and the Milwaukee's Best franchise, partially offset by higher sales of Miller Lite, Icehouse, Foster's and Miller High Life.

Financial Services

Philip Morris Capital Corporation's ("PMCC") financial services operating revenues and operating companies income for 2000 increased $62 million (17.5%) and $34 million (14.9%), respectively, over 1999. These increases were due primarily to new leasing and structured finance investments and gains realized on related portfolio management activities.

     PMCC's operating revenues and operating companies income for 1999 increased $80 million (29.1%) and $45 million (24.6%), respectively, over 1998. These increases were due primarily to increased leasing revenues and the continued growth of PMCC's portfolio of finance assets.

Financial Review

- Net cash provided by operating activities: During 2000, net cash provided by operating activities of $11.0 billion was slightly below 1999, due primarily to the timing of tobacco litigation settlement payments, partially offset by higher net earnings. During 1999, net cash provided by operating activities was $11.4 billion, compared with $8.1 billion in 1998. The increase over 1998 primarily reflects higher net earnings and the collection of higher settlement-related domestic tobacco revenues prior to the remittance of such amounts to state governments under the terms of the various state settlements.

- Net cash used in investing activities: During 2000, 1999 and 1998, net cash used in investing activities was $17.5 billion, $2.7 billion and $2.6 billion, respectively. The increase from 1999 primarily reflects the cash used for the acquisition of Nabisco.

     Capital expenditures for 2000 decreased 3.8%, to $1.7 billion, of which 34% related to tobacco operations and 54% related to food operations, primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures are currently expected to increase by approximately $300 million in 2001, due primarily to the integration of Nabisco. The 2001 expenditures are currently expected to be funded from operations.

- Net cash provided by (used in) financing activities: During 2000, net cash of $2.7 billion was provided by financing activities, compared with $7.5 billion used in financing activities during 1999. This difference was due primarily to an increase of $10.7 billion in net debt issuances in 2000 to finance the acquisition of Nabisco.

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

- Debt and liquidity: The Company's total debt (consumer products and financial services) was $29.1 billion and $14.5 billion at December 31, 2000 and 1999, respectively. Total consumer products debt was $27.2 billion and $13.5 billion at December 31, 2000 and 1999. At December 31, 2000 and 1999, the Company's ratio of consumer products debt to total equity was 1.81 and 0.88, respectively. The ratio of total debt to total equity was 1.94 and 0.95 at December 31, 2000 and 1999, respectively. The increase in the ratio of debt to equity was due to the issuance of debt in 2000 to finance the acquisition of Nabisco. In 2001, Kraft plans to undertake an IPO of less than 20% of its common stock. If completed as anticipated, the IPO proceeds will be used to retire a portion of the debt incurred to acquire Nabisco.

     Fixed rate debt constituted approximately 50% and 91% of total consumer products debt at December 31, 2000 and 1999, respectively. The decrease in the percentage of fixed rate debt at December 31, 2000 is due primarily to commercial paper borrowings in 2000 to fund the acquisition of Nabisco. The average interest rate on total consumer products debt, including the impact of currency and interest rate swap agreements discussed in Market Risk below, was approximately 6.9% at December 31, 2000 and 1999.

     The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $19.1 billion at December 31, 2000. Approximately $18.7 billion of these facilities were unused at December 31, 2000. Certain of these facilities, used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio. The Company's credit facilities include a $9.0 billion, 364-day revolving credit facility, entered into in October 2000, in connection with the acquisition of Nabisco, and a term revolving credit facility for $8.0 billion. The term revolving credit facility expires in October 2002 and enables the Company to reclassify short-term debt on a long-term basis. Approximately $7.0 billion of short-term borrowings that the Company intends to refinance were reclassified as long-term debt. The Company may continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

     The Company's credit ratings by Moody's at December 31, 2000 and 1999 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's ("S&P") at December 31, 2000 and 1999 were "A-1" in the commercial paper market and "A" for long-term debt obligations.

     As discussed in Note 15 of the notes to the consolidated financial statements, PM Inc., along with other domestic tobacco companies, has entered into tobacco litigation settlement agreements that require the domestic tobacco industry to make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 2001 through 2003, $250 million each year. These payment obligations are the several and not joint obligations of each settling defendant. PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, PM Inc. records its portions of ongoing settlement payments as part of cost of sales as product is shipped.

     As part of the Master Settlement Agreement ("MSA"), the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM Inc., and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (in 2001, $400 million; 2002 through 2008, $500 million each year; 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer's relative market share. PM Inc. records its portion of these payments as part of cost of sales as product is shipped.

     As discussed above under "Tobacco--Business Environment," the present legislative and litigation environment is substantially uncertain and could result in material adverse consequences for the business, financial condition, cash flows or results of operations of the Company, PM Inc. and PM International.

- Equity and dividends: During 2000 and 1999, the Company repurchased 137.6 million and 96.6 million shares of its common stock, respectively, at a cost of $3.6 billion and $3.3 billion, respectively. The repurchases were made under an existing $8 billion authority that expires in November 2001. Since inception, cumulative repurchases under the $8 billion authority have totaled 242.0 million shares at an aggregate cost of $7.3 billion.

     Dividends paid in 2000 and 1999 were $4.5 billion and $4.3 billion, respectively, an increase of 3.7%, reflecting a higher dividend rate in 2000, partially offset by a lower number of shares outstanding as a result of share repurchases discussed above. During the third quarter of 2000, the Company's Board of Directors approved a 10.4% increase in the quarterly dividend rate to $0.53 per share. As a result, the annualized dividend rate increased to $2.12 from $1.92.

- Cash and cash equivalents: Cash and cash equivalents were $937 million and $5.1 billion at December 31, 2000 and 1999, respectively, the decrease being largely attributable to the use of available cash to fund the acquisition of Nabisco.

Market Risk

The Company is exposed to market risk, primarily related to foreign exchange rates, commodity prices and interest rates. These exposures are actively monitored by management. To manage these exposures, the Company enters into a variety of derivative financial instruments. The Company's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and commodity prices. It is the Company's policy and practice to use derivative financial instruments only to the extent necessary to manage exposures. Since the Company uses currency rate-sensitive, commodity price-sensitive and interest rate-sensitive instruments to hedge a certain portion of its existing and anticipated transactions, the Company expects that any loss in value for the hedge instruments generally would be offset by increases in the value of the underlying transactions. The Company does not use derivative financial instruments for speculative purposes.

- Foreign exchange rates: The Company is exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, it enters into various contracts, which change in value as foreign currency exchange rates fluctuate, to preserve the value of commitments and anticipated transactions. The Company uses foreign currency option and forward contracts to hedge certain transaction exposures and anticipated foreign currency cash flows. The Company also enters into short-term foreign currency swap contracts, primarily to hedge intercompany transactions denominated in foreign currencies. At December 31, 2000 and 1999, the Company had option and forward foreign currency exchange contracts, principally for the Japanese yen, Swiss franc and the Euro, with an aggregate notional amount of $5.8 billion and $3.8 billion, respectively, for both the purchase and/or sale of foreign currencies.

     The Company also seeks to protect its foreign currency net asset exposure, primarily the Swiss franc, through the use of foreign-currency denominated debt or currency swap agreements. At December 31, 2000 and 1999, the notional amounts of currency swap agreements aggregated $2.3 billion and $2.6 billion, respectively.

- Commodities: The Company is exposed to price risk related to anticipated purchases of certain commodities used as raw materials by the Company's food businesses. Accordingly, the Company enters into commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases, primarily cheese, coffee, cocoa, milk, sugar, wheat and corn. At December 31, 2000 and 1999, the Company had net long commodity positions of $617 million and $163 million, respectively. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2000 and 1999.

- Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, the Company may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. At December 31, 2000, the Company had interest rate swap agreements which converted $96 million of fixed rate debt to variable rate debt of which $23 million will mature in 2003 and $73 million will mature in 2004. At December 31, 1999, the Company had an interest rate swap agreement, which converted $800 million of fixed rate debt to variable rate debt, and which matured during the first quarter of 2000.

                              --------------------

Use of the above-mentioned derivative financial instruments has not had a material impact on the Company's financial position at December 31, 2000 and 1999, or the Company's results of operations for the three years ended December 31, 2000, 1999 and 1998.

                              --------------------

- Value at Risk: The Company uses a value at risk ("VAR") computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of its foreign currency and commodity price-sensitive derivative financial instruments. The VAR computation includes the Company's debt; short-term investments; foreign currency forwards, swaps and options; and commodity futures, forwards and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

     The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. The Company used a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2000 and 1999, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

     The estimated potential one-day loss in fair value of the Company's interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, were as follows:

                                            Pre-Tax Earnings Impact
                               -------------------------------------------------
                                  At
(in millions)                  12/31/00          Average         High        Low
================================================================================
Instruments sensitive to:
   Foreign currency rates         $21              $19            $31        $11
   Commodity prices                 9                8              9          7
================================================================================





                                              Fair Value Impact
                               -------------------------------------------------
                                  At
(in millions)                  12/31/00          Average         High        Low
================================================================================
Instruments sensitive to:
   Interest rates                 $63              $38            $63        $23
================================================================================

                                            Pre-Tax Earnings Impact
                               -------------------------------------------------
                                  At
(in millions)                  12/31/99          Average         High        Low
================================================================================
Instruments sensitive to:
   Foreign currency rates         $41              $37            $44        $22
   Commodity prices                13                9             13          5
================================================================================

                                              Fair Value Impact
                               -------------------------------------------------
                                  At
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

New Accounting Standards

During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date of January 1, 2000. During 1999, the FASB postponed the required adoption date of SFAS No. 133 until January 1, 2001. In addition, during 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends the requirements of SFAS No. 133. These standards require that all derivative financial instruments be recorded on consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. Initial adoption of these new standards on January 1, 2001 will have an insignificant impact on the Company's consolidated financial position and results of operations. Since the impact of SFAS No. 133 after adoption is dependent on future market rates and outstanding derivative positions after January 1, 2001, the Company cannot determine the impact that application will have on its financial position or results of operations subsequent to January 1, 2001.

     During 2000, the Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and statement of earnings classification for certain sales incentives and will be effective in the second quarter of 2001. As a result, certain items previously included in cost of sales and in marketing, administration and research costs on the consolidated statements of earnings will be recorded as a reduction of operating revenues. The Company has determined that the impact of adoption or subsequent application of EITF Issue No. 00-14 will not have a material effect on its consolidated financial position or results of operations. Upon adoption, prior period amounts, which are not expected to be significant, will be reclassified to conform to the new requirements. In addition, the EITF issued EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 addresses the statement of earnings classification of shipping and handling costs billed to customers and was effective for the fourth quarter of 2000. EITF No. 00-10 did not have an impact on the consolidated financial statements of the Company for any of the years presented.

Contingencies


See Note 15 to the Consolidated Financial Statements for a discussion of certain contingencies.

Forward-Looking and Cautionary Statements


The Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders. One can identify these forward-looking statements by use of words such as "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by or on behalf of the Company; any such statement is qualified by reference to the following cautionary statements.

     The tobacco industry continues to be subject to health concerns relating to the use of tobacco products and exposure to ETS, legislation, including actual and potential excise tax increases, increasing marketing and regulatory restrictions, governmental regulation, privately imposed smoking restrictions, governmental and grand jury investigations, litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the Company's understanding of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing, and the effects of price increases related to concluded tobacco litigation settlements and excise tax increases on consumption rates. Each of the Company's consumer products subsidiaries is subject to intense competition, changes in consumer preferences, the effects of changing prices for its raw materials and local economic conditions. Their results are dependent upon their continued ability to promote brand equity successfully, to anticipate and respond to new consumer trends, to develop new products and markets and to broaden brand portfolios, in order to compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels, and to improve productivity. In addition, PM International, Kraft Foods International and Kraft N.A. are subject to the effects of foreign economies and the related shifts in consumer preferences and currency movements. Developments in any of these areas, which are more fully described above and which descriptions are incorporated into this section by reference, could cause the Company's results to differ materially from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Selected Financial Data -- Five-Year Review
(in millions of dollars, except per share data)

                                                             2000             1999          1998          1997          1996
Summary of Operations:
Operating revenues                                       $ 80,356         $ 78,596      $ 74,391      $ 72,055      $ 69,204
United States export sales                                  4,354            5,046         6,005         6,705         6,476
Cost of sales                                              29,148           29,561        26,820        26,689        26,560
Federal excise taxes on products                            4,309            3,252         3,438         3,596         3,544
Foreign excise taxes on products                           12,771           13,593        13,140        12,345        11,107
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                           14,679           13,490         9,977        11,663        11,769
Interest and other debt expense, net                          719              795           890         1,052         1,086
Earnings before income taxes                               13,960           12,695         9,087        10,611        10,683
Pre-tax profit margin                                        17.4%            16.2%         12.2%         14.7%         15.4%
Provision for income taxes                                  5,450            5,020         3,715         4,301         4,380
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                8,510            7,675         5,372         6,310         6,303
Basic EPS                                                    3.77             3.21          2.21          2.61          2.57
Diluted EPS                                                  3.75             3.19          2.20          2.58          2.54
Dividends declared per share                                 2.02             1.84          1.68          1.60          1.47
Weighted average shares (millions)--Basic                   2,260            2,393         2,429         2,420         2,456
Weighted average shares (millions)--Diluted                 2,272            2,403         2,446         2,442         2,482
-----------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        1,682            1,749         1,804         1,874         1,782
Depreciation                                                1,126            1,120         1,106         1,044         1,037
Property, plant and equipment, net (consumer products)     15,303           12,271        12,335        11,621        11,751
Inventories (consumer products)                             8,765            9,028         9,445         9,039         9,002
Total assets                                               79,067           61,381        59,920        55,947        54,871
Total long-term debt                                       19,154           12,226        12,615        12,430        12,961
Total debt--consumer products                              27,196           13,522        13,953        13,258        13,933
          --financial services and real estate              1,926              946           709           845         1,307
-----------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                 4,750            3,751         3,638         3,382         3,336
Stockholders' equity                                       15,005           15,305        16,197        14,920        14,218
Common dividends declared as a % of Basic EPS                53.6%            57.3%         76.0%         61.3%         57.2%
Common dividends declared as a % of Diluted EPS              53.9%            57.7%         76.4%         62.0%         57.9%
Book value per common share outstanding                      6.79             6.54          6.66          6.15          5.85
Market price per common share--high/low               45.94-18.69      55.56-21.25   59.50-34.75   48.13-36.00   39.67-28.54
-----------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year end                   44.00            23.00         53.50         45.25         37.67
Price/earnings ratio at year end--Basic                        12                7            24            17            15
Price/earnings ratio at year end--Diluted                      12                7            24            18            15
Number of common shares outstanding at
    year end (millions)                                     2,209            2,339         2,431         2,425         2,430
Number of employees                                       178,000          137,000       144,000       152,000       154,000
=============================================================================================================================


See notes to the consolidated financial statements regarding acquisitions and divestitures in 2000, 1999 and 1998; tobacco and other litigation settlement charges in 1998 and 1997; 1999 and 1998 charges for employee separation programs; 1999 charges for an international cigarette factory closure and a beer asset write-down; and the impact of incremental revenues and income from shipments in advance of the century date change.

Consolidated Balance Sheets
(in millions of dollars, except per share data)




at December 31,
                                                                  2000      1999
Assets
Consumer products
    Cash and cash equivalents                                  $   937   $ 5,100
    Receivables (less allowances of $199 and $164)               5,019     4,313
    Inventories:
        Leaf tobacco                                             3,749     4,294
        Other raw materials                                      1,721     1,794
        Finished product                                         3,295     2,940
---------------------------------------------------------------------------------
                                                                 8,765     9,028
    Other current assets                                         2,517     2,454
---------------------------------------------------------------------------------
             Total current assets                               17,238    20,895

    Property, plant and equipment, at cost:
        Land and land improvements                                 784       633
        Buildings and building equipment                         6,255     5,436
        Machinery and equipment                                 16,440    14,268
        Construction in progress                                 1,427     1,262
---------------------------------------------------------------------------------
                                                                24,906    21,599
        Less accumulated depreciation                            9,603     9,328
---------------------------------------------------------------------------------
                                                                15,303    12,271

    Goodwill and other intangible assets
        (less accumulated amortization of $6,319 and $5,840)    33,090    16,879
    Assets held for sale                                           276
    Other assets                                                 4,758     3,625
---------------------------------------------------------------------------------
             Total consumer products assets                     70,665    53,670



Financial services
    Finance assets, net                                          8,118     7,527
    Other assets                                                   284       184
---------------------------------------------------------------------------------
             Total financial services assets                     8,402     7,711



---------------------------------------------------------------------------------
                    Total Assets                               $79,067   $61,381
================================================================================


See notes to consolidated financial statements.

                                                                                   2000           1999
Liabilities
Consumer products
    Short-term borrowings                                                      $  3,166       $    641
    Current portion of long-term debt                                             5,775          1,601
    Accounts payable                                                              3,787          3,351
    Accrued liabilities:
        Marketing                                                                 3,082          2,756
        Taxes, except income taxes                                                1,436          1,519
        Employment costs                                                          1,317            972
        Settlement charges                                                        2,724          2,320
        Other                                                                     2,572          2,605
    Income taxes                                                                    914          1,124
    Dividends payable                                                             1,176          1,128
--------------------------------------------------------------------------------------------------------
             Total current liabilities                                           25,949         18,017

    Long-term debt                                                               18,255         11,280
    Deferred income taxes                                                         1,827          1,214
    Accrued postretirement health care costs                                      3,287          2,606
    Other liabilities                                                             7,317          6,853
--------------------------------------------------------------------------------------------------------
             Total consumer products liabilities                                 56,635         39,970


Financial services
    Short-term borrowings                                                         1,027
    Long-term debt                                                                  899            946
    Deferred income taxes                                                         4,838          4,466
    Other liabilities                                                               663            694
--------------------------------------------------------------------------------------------------------
             Total financial services liabilities                                 7,427          6,106
--------------------------------------------------------------------------------------------------------
             Total liabilities                                                   64,062         46,076


Contingencies (Note 15)


Stockholders' Equity
    Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)       935            935
    Earnings reinvested in the business                                          33,481         29,556
    Accumulated other comprehensive losses
        (including currency translation of $2,864 and $2,056)                    (2,950)        (2,108)
    Cost of repurchased stock (597,064,937 and 467,441,576 shares)              (16,461)       (13,078)
--------------------------------------------------------------------------------------------------------
             Total stockholders' equity                                          15,005         15,305


--------------------------------------------------------------------------------------------------------
                    Total Liabilities and Stockholders' Equity                 $ 79,067       $ 61,381
========================================================================================================

Consolidated Statements of Earnings
(in millions of dollars, except per share data)

for the years ended December 31,
                                                                     2000        1999        1998
Operating revenues                                               $ 80,356    $ 78,596    $ 74,391
Cost of sales                                                      29,148      29,561      26,820
Excise taxes on products                                           17,080      16,845      16,578
---------------------------------------------------------------------------------------------------
    Gross profit                                                   34,128      32,190      30,993
Marketing, administration and research costs                       18,858      18,118      17,051
Settlement charges                                                                          3,381
Amortization of goodwill                                              591         582         584
---------------------------------------------------------------------------------------------------
    Operating income                                               14,679      13,490       9,977
Interest and other debt expense, net                                  719         795         890
---------------------------------------------------------------------------------------------------
    Earnings before income taxes                                   13,960      12,695       9,087
Provision for income taxes                                          5,450       5,020       3,715
---------------------------------------------------------------------------------------------------
    Net earnings                                                 $  8,510    $  7,675    $  5,372
===================================================================================================
Per share data:
    Basic earnings per share                                     $   3.77    $   3.21    $   2.21
===================================================================================================
    Diluted earnings per share                                   $   3.75    $   3.19    $   2.20
===================================================================================================


Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,
                                                                     2000        1999        1998
Cash Provided By (Used In) Operating Activities
Net earnings--Consumer products                                  $  8,345    $  7,534    $  5,255
            --Financial services                                      165         141         117
---------------------------------------------------------------------------------------------------
    Net earnings                                                    8,510       7,675       5,372
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
    Depreciation and amortization                                   1,717       1,702       1,690
    Deferred income tax provision (benefit)                           660        (156)         11
    Gains on sales of businesses                                     (274)        (62)
    Cash effects of changes, net of the effects from
      acquired and divested companies:
        Receivables, net                                                7          95        (352)
        Inventories                                                   741         (39)       (192)
        Accounts payable                                               84         122        (150)
        Income taxes                                                 (178)        401         565
        Accrued liabilities and other current assets                 (142)      1,343         254
    Other                                                            (410)        (17)        671
Financial services
    Deferred income tax provision                                     346         300         265
    Other                                                             (17)         11         (14)
---------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                  11,044      11,375       8,120
---------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(continued)

for the years ended December 31,
                                                                   2000       1999         1998
Cash Provided By (Used In) Investing Activities
Consumer products
    Capital expenditures                                       $ (1,682)   $(1,749)     $(1,804)
    Purchase of Nabisco, net of acquired cash                   (15,159)
    Purchase of other businesses, net of acquired cash             (417)      (522)         (17)
    Proceeds from sales of businesses                               433        175           16
    Other                                                            28         37         (154)
Financial services
    Investments in finance assets                                  (865)      (682)        (736)
    Proceeds from finance assets                                    156         59          141
-------------------------------------------------------------------------------------------------
        Net cash used in investing activities                   (17,506)    (2,682)      (2,554)
-------------------------------------------------------------------------------------------------

Cash Provided By (Used In) Financing Activities
Consumer products
    Net issuance of short-term borrowings                         8,501        435           61
    Long-term debt proceeds                                       3,110      1,339        2,065
    Long-term debt repaid                                        (1,702)    (1,843)      (1,616)
Financial services
    Net issuance of short-term borrowings                         1,027
    Long-term debt proceeds                                                    500
    Long-term debt repaid                                                     (200)        (178)
Repurchase of common stock                                       (3,597)    (3,329)        (307)
Dividends paid                                                   (4,500)    (4,338)      (3,984)
Issuance of common stock                                            112         74          265
Other                                                              (293)      (135)        (200)
-------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities       2,658     (7,497)      (3,894)
-------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       (359)      (177)         127
-------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    (Decrease) increase                                          (4,163)     1,019        1,799
    Balance at beginning of year                                  5,100      4,081        2,282
-------------------------------------------------------------------------------------------------
    Balance at end of year                                     $    937    $ 5,100      $ 4,081
=================================================================================================
Cash paid: Interest--Consumer products                         $  1,005    $ 1,086      $ 1,141
=================================================================================================
                   --Financial services                        $    102    $    75      $    79
=================================================================================================
           Income taxes                                        $  4,358    $ 4,308      $ 2,644
=================================================================================================


See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity
(in millions of dollars, except per share data)

                                                                      Accumulated Other
                                                               Comprehensive Earnings (Losses)
                                                               -------------------------------
                                                      Earnings     Currency                       Cost of          Total
                                         Common  Reinvested in  Translation                   Repurchased  Stockholders'
                                          Stock   the Business  Adjustments   Other    Total        Stock         Equity
Balances, January 1, 1998                  $935        $24,924      $(1,109)   $ --  $(1,109)    $ (9,830)       $14,920

Comprehensive earnings:
  Net earnings                                           5,372                                                     5,372
  Other comprehensive earnings,
    net of income taxes:
      Currency translation
        adjustments                                                      28               28                          28
      Additional minimum
        pension liability                                                       (25)     (25)                        (25)
-------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive earnings                                                                                   3
-------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                       5,375
-------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
  of other stock awards                                     50                                        287            337
Cash dividends declared ($1.68 per share)               (4,085)                                                   (4,085)
Stock repurchased                                                                                    (350)          (350)
-------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 1998               935         26,261       (1,081)    (25)  (1,106)      (9,893)        16,197

Comprehensive earnings:
  Net earnings                                           7,675                                                     7,675
  Other comprehensive losses,
    net of income taxes:
      Currency translation
        adjustments                                                    (975)            (975)                       (975)
      Additional minimum
        pension liability                                                       (27)     (27)                        (27)
-------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive losses                                                                                (1,002)
-------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                       6,673
-------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
  of other stock awards                                     13                                        115            128
Cash dividends declared ($1.84 per share)               (4,393)                                                   (4,393)
Stock repurchased                                                                                  (3,300)        (3,300)
-------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 1999               935         29,556       (2,056)    (52)  (2,108)     (13,078)        15,305

Comprehensive earnings:
  Net earnings                                           8,510                                                     8,510
  Other comprehensive losses,
    net of income taxes:
      Currency translation
        adjustments                                                    (808)            (808)                       (808)
      Additional minimum
        pension liability                                                       (34)     (34)                        (34)
-------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive losses                                                                                  (842)
-------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                       7,668
-------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and issuance
  of other stock awards                                    (37)                                       217            180
Cash dividends declared ($2.02 per share)               (4,548)                                                   (4,548)
Stock repurchased                                                                                  (3,600)        (3,600)
-------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 2000              $935        $33,481      $(2,864)   $(86) $(2,950)    $(16,461)       $15,005
=========================================================================================================================


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

-------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies:

- Basis of presentation: The consolidated financial statements include the Company and its subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

    Certain prior years' amounts have been reclassified to conform with the current year's presentation.

- Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

- Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to cost substantially all domestic inventories. The cost of other inventories is principally determined by the average cost method. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

- Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

- Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 20 years and buildings and building improvements over periods up to 50 years. Goodwill and other intangible assets substantially comprise brand names purchased through acquisitions. In consideration of the long histories of these brands, goodwill and other intangible assets associated with them are amortized on the straight-line method over 40 years. The Company periodically evaluates the recoverability of its intangible assets and measures any impairment by comparison with estimated undiscounted operating cash flows.

-   Advertising costs: Advertising costs are expensed as incurred.

- Income taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

- Revenue recognition: The Company's consumer products businesses recognize operating revenues upon shipment of goods when title and risk of loss passes to customers. Staff Accounting Bulletin No. 101, "Revenue Recognition," issued by the Securities and Exchange Commission, did not have an impact on the Company's operating revenues for any of the years presented. For the Company's financial services segment, income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as finance lease revenue over the terms of the respective leases at a constant after-tax rate of return on the positive net investment. Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as finance lease revenue over the terms of the respective leases at a constant pre-tax rate of return on the net investment.

    During 2000, the Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and statement of earnings classification for certain sales incentives and will be effective in the second quarter of 2001. As a result, certain items previously included in cost of sales and in marketing, administration and research costs on the consolidated statement of earnings will be recorded as a reduction of operating revenues. The Company has determined that the impact of adoption or subsequent application of EITF Issue No. 00-14 will not have a material effect on its consolidated financial position or results of operations. Upon adoption, prior period amounts, which are not expected to be significant, will be reclassified to conform to the new requirements. In addition, the EITF issued EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 addresses the statement of earnings classification of shipping and handling costs billed to customers and was effective for the fourth quarter of 2000. EITF No. 00-10 did not have an impact on the consolidated financial statements of the Company for any of the years presented.

- Hedging instruments: The Company utilizes certain financial instruments to manage its foreign currency, commodity and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. For a financial instrument to qualify as a hedge, the Company must be exposed to price, currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as a hedge. Additionally, for hedges of anticipated transactions, the significant characteristics and expected terms of the anticipated transaction must be identified, and it must be probable that the anticipated transaction will occur. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

    The Company uses forward contracts, options and swap agreements to mitigate its foreign currency exposure. The corresponding gains and losses on those contracts are deferred and included in the basis of the underlying hedged transactions when settled. Options are used to hedge anticipated transactions. Option premiums are recorded generally as other current assets on the consolidated balance sheets and amortized to interest and other debt expense, net, over the lives of the related options. The intrinsic values of options are recognized as adjustments to the related hedged items. If anticipated transactions were not to occur, any gains or losses would be recognized in earnings currently. Foreign currency and related interest rate swap agreements are used to hedge certain foreign currency net investments. Realized and unrealized gains and losses on foreign currency swap agreements that are effective as hedges of net assets in foreign subsidiaries are offset against currency translation adjustments as accumulated other comprehensive losses. The interest differential to be paid or received under the currency and related interest rate swap agreement is included in interest and other debt expense, net. Gains and losses on terminated foreign currency swap agreements, if any, are recorded in stockholders' equity as currency translation adjustments.

    Commodity futures and forward contracts are used by the Company to procure raw materials, primarily coffee, cocoa, sugar, milk, cheese, wheat and corn. Commodity futures and options are also used to hedge the price of certain commodities, primarily coffee and cocoa. Realized gains and losses on commodity futures, forward contracts and options are deferred as a component of inventories and are recognized when related raw material costs are charged to cost of sales. If the anticipated transaction were not to occur, the gain or loss would be recognized in earnings currently.

    The Company uses interest rate swaps to hedge certain interest rate exposures. The differential to be paid or received is accrued and recognized as interest expense. Any premium paid or received is amortized on a straight-line basis over the duration of the hedged instrument. If an interest rate swap agreement is terminated prior to maturity, the realized gain or loss is recognized over the remaining life of the agreement if the hedged amount remains outstanding, or immediately if the underlying hedged exposure does not remain outstanding. If the underlying exposure is terminated prior to the maturity of the interest rate swap, the unrealized gain or loss on the related interest rate swap is recognized in earnings currently.

    During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date of January 1, 2000. During 1999, the FASB postponed the required adoption date of SFAS No. 133 until January 1, 2001. In addition, during 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends the requirements of SFAS No. 133. These standards require that all derivative financial instruments be recorded on consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. Initial adoption of these new standards on January 1, 2001 will have an insignificant impact on the Company's consolidated financial position and results of operations. Since the impact of SFAS No. 133 after adoption is dependent on future market rates and outstanding derivative positions, the Company cannot determine the impact that application subsequent to January 1, 2001 will have on its financial position or results of operations.

- Stock-based compensation: The Company accounts for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," which does not result in compensation cost.

- Software costs: The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use in accordance with Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which was adopted by the Company as of January 1, 1998. Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

- Foreign currency translation: The Company translates the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' equity.


Note 2. Divestitures:

During 2000, the Company sold a French confectionery business for proceeds of $251 million, on which a pre-tax gain of $139 million was recorded. In addition, Miller Brewing Company ("Miller"), the Company's beer subsidiary, sold its rights to Molson trademarks in the United States for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded. The aggregate proceeds received in divestiture transactions in 2000, including the sale of several small international food, domestic food and beer businesses, were $433 million, on which the Company recorded pre-tax gains of $274 million.

    During 1999, the Company sold several small international and domestic food businesses. The aggregate proceeds received in these transactions were $175 million, on which the Company recorded pre-tax gains of $62 million.

    The operating results of the businesses sold were not material to the Company's consolidated operating results in any of the periods presented. Pre-tax gains on these divestitures were included in marketing, administration and research costs in the Company's consolidated statements of earnings.

Note 3. Acquisitions:

- Nabisco: On December 11, 2000, the Company acquired all of the outstanding shares of Nabisco Holdings Corp. ("Nabisco") for $55 per share in cash. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed by the Company through the issuance of $9.2 billion of short-term obligations, $3.0 billion of short-term floating rate notes and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Nabisco's balance sheet has been consolidated with the Company as of December 31, 2000; however, Nabisco's earnings subsequent to December 11, 2000 have not been included in the consolidated operating results of the Company since such amounts were insignificant to consolidated operating results for the year ended December 31, 2000. The Company's interest cost on borrowings associated with acquiring Nabisco have been included in interest and other debt expense, net, on the Company's consolidated statement of earnings for the year ended December 31, 2000.

    In order to comply with United States of America trade regulations governing the acquisition, Nabisco sold its domestic dry packaged dessert and baking powder businesses, as well as its intense mints and gum businesses in December 2000. Since these businesses were sold at fair value, no gain or loss related to these sales was recorded in the Company's consolidated statement of earnings for the year ended December 31, 2000. In addition, the Company has determined that it will sell six additional Nabisco businesses that do not align strategically with the Company's food operations. The estimated net realizable value of these businesses, plus the estimated results of operations through anticipated sales dates throughout 2001, total $276 million and have been segregated as assets held for sale on the Company's consolidated balance sheet at December 31, 2000.

    The excess of the purchase price over the estimated fair value of the net assets purchased was approximately $16.8 billion and will be amortized over 40 years by the straight-line method. The allocation of excess purchase price is based upon preliminary estimates and assumptions and is subject to revision when appraisals and integration plans have been finalized. Accordingly, revisions to the allocation, which may be significant, will be reported in a future period as increases or decreases to amounts previously reported as goodwill, other intangible assets (including trade names), deferred income taxes and amortization of intangibles. At December 31, 2000, excess purchase price has been allocated to reflect current estimates as follows:


(in millions)
================================================================================
                                                                        Increase
                                                                      (Decrease)
                                                                       to Excess
                                                                  Purchase Price
================================================================================
Purchase price                                                           $15,254
Historical value of assets acquired and
   liabilities assumed                                                    (1,271)
--------------------------------------------------------------------------------
Excess of purchase price over assets acquired
   and liabilities assumed at the date of acquisition                     16,525
Adjustments for allocation of purchase price:
   Inventories                                                                (4)
   Property, plant and equipment                                             (45)
   Assets held for sale                                                      (59)
   Other intangibles (primarily workforce)                                  (100)
   Debt                                                                       70
   Other, principally benefit plans                                          561
   Deferred income taxes                                                    (176)
--------------------------------------------------------------------------------
Unallocated excess purchase price at
   December 31, 2000                                                     $16,772
================================================================================

In addition to the above, the Company is evaluating plans to close up to 30 additional Nabisco domestic and international facilities, pending the completion of logistical studies. The closure of these facilities could result in additional severance and other exit liabilities (and a corresponding increase to excess purchase price) of $500 million to $600 million. These amounts will be recorded on the Company's consolidated balance sheet as adjustments to the excess purchase price when plans have been finalized and announced to employees.

    The integration of Nabisco into the operations of Kraft Foods Inc. ("Kraft"), the Company's wholly-owned food subsidiary, may result in the closure of several existing Kraft plants. These actions could result in charges of $200 million to $300 million, which will be recorded as expense in the Company's consolidated statement of earnings in the period during which plans are finalized and announced.

    Had the acquisition of Nabisco occurred at the beginning of 2000 and 1999, pro forma operating revenues, net earnings, basic earnings per share and diluted earnings per share, after giving effect to the previously discussed preliminary allocation of excess purchase price, Nabisco businesses sold or to be sold and the interest expense on acquisition borrowings, would have been as follows for the years ended December 31, 2000 and 1999:





(in millions, except per share data, unaudited)
                                                               2000         1999
================================================================================
Operating revenues                                          $88,503      $86,138
Net earnings                                                  7,958        7,084
Basic earnings per share                                       3.52         2.96
Diluted earnings per share                                     3.50         2.95
================================================================================

The pro forma results do not give effect to any synergies expected to result from the merger of Nabisco's operations with those of Kraft. Accordingly, the pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated results.

    The Nabisco condensed balance sheet data at December 31, 2000, including the previously discussed preliminary allocations of excess purchase price, has been included in the Company's consolidated balance sheet at December 31, 2000, as follows:


(in millions)
================================================================================
Assets
        Current assets                                                   $ 1,840
        Property, plant and equipment                                      2,851
        Goodwill                                                          16,772
        Other assets                                                         909
--------------------------------------------------------------------------------
                Total assets                                             $22,372
================================================================================
Liabilities
        Current liabilities                                              $ 2,242
        Long-term debt                                                     2,392
        Other long-term liabilities                                        1,464
--------------------------------------------------------------------------------
                Total liabilities                                        $ 6,098
================================================================================

In 2001, Kraft plans to undertake an initial public offering ("IPO") of less than 20% of its common stock. If completed as anticipated, the IPO proceeds will be used to retire a portion of the debt incurred as a result of the acquisition of Nabisco.

- Other Acquisitions: During 2000, Kraft purchased the outstanding common stock of Balance Bar Co., a maker of energy and nutrition snack products. In a separate transaction, Kraft also acquired Boca Burger, Inc., a privately held manufacturer and marketer of soy-based meat alternatives. The total cost of these acquisitions was $358 million.

    During 1999, Philip Morris International ("PM International"), the Company's international tobacco subsidiary, increased its ownership interest in a Portuguese tobacco company from 65% to 90% at a cost of $70 million. PM International also increased its ownership interest in a Polish tobacco company from 75% to 96% at a cost of $104 million.

    During 1999, Miller purchased four trademarks from the Pabst Brewing Company ("Pabst") and the Stroh Brewery Company. Miller also agreed to increase its contract manufacturing of Pabst products. In addition, Miller assumed ownership of the Pabst brewery in Tumwater, Washington. The total cost of the four trademarks and the brewery was $189 million.

    During 1998, Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, paid $150 million for options to purchase the voting and non-voting common stock of a company (the "acquiree"), the sole assets of which are three U.S. cigarette trademarks, L&M, Lark and Chesterfield. During 1999, PM Inc. completed the acquisition. Including the $150 million paid in December 1998, the total acquisition price was approximately $300 million.

    The effects of these and other smaller acquisitions were not material to the Company's consolidated financial position or results of operations in any of the periods presented.

Note 4. Inventories:

The cost of approximately 52% and 47% of inventories in 2000 and 1999, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.8 billion lower than the current cost of inventories at December 31, 2000 and 1999.

Note 5. Short-Term Borrowings and Borrowing Arrangements:

At December 31, the Company's short-term borrowings and related average interest rates consisted of the following:

(in millions)
======================================================================================
                                                        2000                     1999
======================================================================================
                                                     Average                   Average
                                        Amount      Year-End         Amount   Year-End
                                   Outstanding          Rate    Outstanding       Rate
=======================================================================================
Consumer products:
        Bank loans                     $   368          9.3%           $676       8.8%
        Commercial paper                 9,805          6.7
        Amount reclassified
                as long-term debt       (7,007)                         (35)
---------------------------------------------------------------------------------------
                                       $ 3,166                         $641
=======================================================================================
Financial services:
        Commercial paper               $ 1,027          6.6%
=======================================================================================

The fair values of the Company's short-term borrowings at December 31, 2000 and 1999, based upon current market interest rates, approximate the amounts disclosed above.

    The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $19.1 billion at December 31, 2000. Approximately $18.7 billion of these facilities were unused at December 31, 2000. Certain of these facilities, used to support commercial paper borrowings, are available for acquisitions and other corporate purposes and require the maintenance of a fixed charges coverage ratio. The Company's credit facilities include a $9.0 billion, 364-day revolving credit facility, entered into in October 2000, in connection with the acquisition of Nabisco, and a term revolving credit facility for $8.0 billion. The term revolving credit facility expires in October 2002 and enables the Company to reclassify short-term debt on a long-term basis. Approximately $7.0 billion of short-term borrowings that the Company intends to refinance were reclassified as long-term debt.

    During 2001, Kraft intends to undertake an IPO of less than 20% of its common stock. If completed as anticipated, the IPO proceeds from the sale of Kraft stock will be used to retire a portion of the short-term borrowings used to purchase Nabisco, some of which have been reclassified as long-term debt.

Note 6. Long-Term Debt:

At December 31, 2000 and 1999, the Company's long-term debt consisted of the following:

(in millions)
                                                           2000            1999
===============================================================================
Consumer products:
   Short-term borrowings, reclassified
     as long-term debt                                  $ 7,007         $    35
   Notes, 6.00% to 9.25% (average
     effective rate 7.13%), due
     through 2035                                        12,901           8,315
   Debentures, 6.00% to 8.50%
     (average effective rate 9.44%),
     $1.6 billion face amount, due
     through 2027                                         1,500           1,471
   Foreign currency obligations:
     Euro, 4.50% to 5.63%
       (average effective rate 5.07%),
       due through 2008                                   1,881           2,103
     German mark, 5.63%, due 2002                           143             319
     Other foreign                                          193             278
     Other                                                  405             360
-------------------------------------------------------------------------------
                                                         24,030          12,881
        Less current portion of long-term debt           (5,775)         (1,601)
-------------------------------------------------------------------------------
                                                        $18,255         $11,280
===============================================================================
Financial services:
   Eurodollar bonds, 7.50%, due 2009                    $   497         $   497
   Foreign currency obligations:
     French franc, 6.88%, due 2006                          141             158
     German mark, 6.50% and 5.38%
       (average effective rate 5.89%),
       due 2003 and 2004                                    261             291
-------------------------------------------------------------------------------
                                                        $   899         $   946
===============================================================================


Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:


                                                       Consumer       Financial
(in millions)                                          products        services
===============================================================================
2001                                                     $5,775
2002                                                      1,749
2003                                                      1,596            $119
2004                                                        992             142
2005                                                      1,805
2006-2010                                                 3,716             638
2011-2015                                                   643
Thereafter                                                  821
===============================================================================

Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2000 and 1999, was $24.9 billion and $13.5 billion, respectively.

Note 7. Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding were as follows:


                                  Shares                 Shares      Net Shares
                                  Issued            Repurchased     Outstanding
===============================================================================
Balances,
   January 1,
   1998                    2,805,961,317           (380,474,028)  2,425,487,289
Exercise of stock
   options and
   issuance of other
   stock awards                                      11,501,286      11,501,286
Repurchased                                          (6,454,000)     (6,454,000)
-------------------------------------------------------------------------------
Balances,
   December 31,
   1998                    2,805,961,317           (375,426,742)  2,430,534,575
Exercise of stock
   options and
   issuance of other
   stock awards                                       4,614,412       4,614,412
Repurchased                                         (96,629,246)    (96,629,246)
-------------------------------------------------------------------------------
Balances,
   December 31,
   1999                    2,805,961,317           (467,441,576)  2,338,519,741
Exercise of stock
   options and
   issuance of
   other stock
   awards                                             7,938,869       7,938,869
Repurchased                                        (137,562,230)   (137,562,230)
-------------------------------------------------------------------------------
Balances,
   December 31,
   2000                    2,805,961,317           (597,064,937)  2,208,896,380
===============================================================================


At December 31, 2000, 269,011,330 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 8. Stock Plans:

Under the Philip Morris 1997 Performance Incentive Plan (the "1997 Plan"), the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 120 million shares of common stock may be issued under the 1997 Plan, of which no more than 36 million shares may be awarded as restricted stock. Shares available to be granted under the 1997 Plan at December 31, 2000 were 22,944,839.

     In 2000, the Company's Board of Directors adopted, and the stockholders approved, the Philip Morris 2000 Performance Incentive Plan (the "2000 Plan"). The 2000 Plan is intended to replace the 1997 Plan when all shares available for issuance under the 1997 Plan have been issued or are subject to outstanding awards. No shares will be issued under the 2000 Plan until the remaining shares under the 1997 Plan are used. Under the 2000 Plan, the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 110 million shares of common stock may be issued under the 2000 Plan, of which no more than 27.5 million shares may be awarded as restricted stock. Also in 2000, the Company's Board of Directors adopted, and the stockholders approved, the 2000 Stock Compensation Plan for Non-Employee Directors (the "2000 Directors Plan"). Under the 2000 Directors Plan, only members of the Board of Directors who are not employees of the Company or its subsidiaries are granted awards. Up to one million shares of common stock may be awarded under the 2000 Directors Plan. Shares available to be granted under the 2000 Plan and 2000 Directors Plan at December 31, 2000 were 110,000,000 and 874,693, respectively.

    Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the 1997 Plan, the 2000 Plan or the 2000 Directors Plan (collectively, "the Plans") generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

    The Company applies the intrinsic value-based methodology in accounting for the Plans. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards under the Plans been determined by using the fair value at the grant date, the Company's net earnings and basic and diluted earnings per share ("EPS") would have been $8,389 million, $3.71 and $3.69, respectively, for the year ended December 31, 2000; $7,582 million, $3.17 and $3.16, respectively, for the year ended December 31, 1999; and $5,280 million, $2.17 and $2.16, respectively, for the year ended December 31, 1998. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions:

                            Weighted
                             Average                     Expected
            Risk-Free       Expected      Expected       Dividend     Fair Value at
        Interest Rate           Life    Volatility          Yield        Grant Date
===================================================================================
2000            6.57%        5 years        31.73%           8.98%            $3.22
1999            5.81         5              26.06            4.41              8.21
1998            5.52         5              23.83            4.03              7.78
===================================================================================

Option activity was as follows for the years ended December 31, 1998, 1999 and 2000:

                                                       Weighted
                                  Shares                Average
                                 Subject               Exercise         Options
                               to Option                  Price     Exercisable
================================================================================
Balance at
    January 1, 1998           83,645,559                 $29.13      67,827,399
    Options granted           18,652,100                  39.74
    Options exercised        (12,042,497)                 22.56
    Options canceled          (3,051,498)                 31.74
--------------------------------------------------------------------------------
Balance at
    December 31, 1998         87,203,664                  32.21      68,864,594
    Options granted           22,154,585                  39.87
    Options exercised         (5,665,611)                 20.37
    Options canceled          (3,386,670)                 30.08
--------------------------------------------------------------------------------
Balance at
    December 31, 1999        100,305,968                  34.65      78,423,023
    Options granted           41,535,255                  21.47
    Options exercised         (5,263,363)                 21.16
    Options canceled          (3,578,922)                 32.87
--------------------------------------------------------------------------------
Balance at
    December 31, 2000        132,998,938                  31.11      92,266,885
================================================================================

The weighted average exercise prices of options exercisable at December 31, 2000, 1999 and 1998 were $35.30, $33.19 and $30.21, respectively.

    The following table summarizes the status of stock options outstanding and exercisable as of December 31, 2000 by range of exercise price:

                     Options Outstanding                  Options Exercisable
              --------------------------------------  ----------------------
                                 Average    Weighted                   Weighted
Range of                       Remaining     Average                    Average
Exercise            Number   Contractual    Exercise        Number     Exercise
Prices         Outstanding          Life       Price   Exercisable        Price
================================================================================
$16.35-$22.09   47,685,580       8 years      $20.80     7,744,510       $17.99
 24.52- 34.90   29,367,639       4             29.35    29,100,072        29.31
 35.75- 40.00   41,998,194       7             39.81    41,474,778        39.84
 41.62- 58.72   13,947,525       6             43.90    13,947,525        43.90
--------------------------------------------------------------------------------
               132,998,938                              92,266,885
               ===========                              ==========

The Company may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2000, 1999 and 1998, the Company granted 3,473,270, 100,000 and 603,650 shares, respectively, of restricted stock to eligible U.S.-based employees and also issued to eligible non-U.S. employees rights to receive 1,717,640, 125,000 and 120,500 equivalent shares, respectively. At December 31, 2000, restrictions on the stock, net of forfeitures, lapse as follows: 2001 -- 62,500 shares; 2002 -- 6,363,060 shares; 2003 -- 289,250 shares; 2004 -- 126,000 shares; and 2005 and thereafter
-- 417,000 shares.

    The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. The Company recorded compensation expense related to restricted stock and other stock awards of $84 million, $9 million and $34 million for the years ended December 31, 2000, 1999 and 1998, respectively. The unamortized portion, which is reported as a reduction of earnings reinvested in the business, was $83 million and $47 million at December 31, 2000 and 1999, respectively.

Note 9. Earnings per Share:

Basic and diluted EPS were calculated using the following for the years ended December 31, 2000, 1999 and 1998:

(in millions)
================================================================================
                                           2000            1999            1998
================================================================================
Net earnings                             $8,510          $7,675          $5,372
================================================================================
Weighted average shares for
    basic EPS                             2,260           2,393           2,429
Plus incremental shares from
    conversions:
    Restricted stock and stock rights         4               2               1
    Stock options                             8               8              16
--------------------------------------------------------------------------------
Weighted average shares for
    diluted EPS                           2,272           2,403           2,446
================================================================================

In 2000, 1999, and 1998, options on 69 million, 47 million and 15 million shares of common stock, respectively, were not included in the calculation of weighted average shares for diluted EPS because the effect of their inclusion would be antidilutive.

Note 10. Pre-tax Earnings and Provision for Income Taxes:

Pre-tax earnings and provision for income taxes consisted of the following for the years ended December 31, 2000, 1999 and 1998:

(in millions)
================================================================================
                                           2000            1999            1998
================================================================================
Pre-tax earnings:
  United States                         $ 9,264         $ 8,495          $5,134
  Outside United States                   4,696           4,200           3,953
--------------------------------------------------------------------------------
      Total pre-tax earnings            $13,960         $12,695          $9,087
================================================================================
Provision for income taxes:
  United States federal:
    Current                             $ 2,571         $ 2,810          $1,614
    Deferred                                736             280             171
--------------------------------------------------------------------------------
                                          3,307           3,090           1,785
  State and local                           552             485             350
--------------------------------------------------------------------------------
    Total United States                   3,859           3,575           2,135
--------------------------------------------------------------------------------
  Outside United States:
    Current                               1,321           1,581           1,475
    Deferred                                270            (136)            105
--------------------------------------------------------------------------------
      Total outside
        United States                     1,591           1,445           1,580
--------------------------------------------------------------------------------
Total provision for income taxes        $ 5,450         $ 5,020          $3,715
================================================================================

At December 31, 2000, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $4.7 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these amounts were not considered permanently reinvested, additional deferred income taxes of approximately $242 million would have been provided.

     The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended
December 31, 2000, 1999 and 1998:

================================================================================
                                           2000            1999            1998
================================================================================
U.S. federal statutory rate                35.0%           35.0%           35.0%
Increase (decrease) resulting from:
    State and local income taxes,
      net of federal tax benefit            2.6             2.5             2.5
    Rate differences--foreign
      operations                           (1.0)           (0.3)           (0.2)
    Goodwill amortization                   1.3             1.4             2.0
    Other                                   1.1             0.9             1.6
--------------------------------------------------------------------------------
Effective tax rate                         39.0%           39.5%           40.9%
================================================================================

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2000 and 1999:


================================================================================
                                                           2000            1999
================================================================================
Deferred income tax assets:
    Accrued postretirement and
      postemployment benefits                          $  1,421         $ 1,200
    Settlement charges                                      964             854
    Other                                                   591             959
-------------------------------------------------------------------------------
    Total deferred income tax assets                      2,976           3,013
-------------------------------------------------------------------------------
Deferred income tax liabilities:
    Property, plant and equipment                        (2,260)         (1,851)
    Prepaid pension costs                                  (628)           (447)
-------------------------------------------------------------------------------
    Total deferred income tax liabilities                (2,888)         (2,298)
-------------------------------------------------------------------------------
Net deferred income tax assets                         $     88        $    715
================================================================================

Financial services deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

Note 11. Segment Reporting:

The Company's products include cigarettes, food (consisting principally of beverages, cheese, snacks, convenient meals and various packaged grocery products) and beer. A subsidiary of the Company, Philip Morris Capital Corporation, invests in leveraged and direct finance leases, other tax-oriented financing transactions and third-party financings. These products and services constitute the Company's reportable segments of domestic tobacco, international tobacco, North American food, international food, beer and financial services.

    The Company's management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the reportable segments excludes general corporate expenses, minority interest and amortization of goodwill. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. The Company's assets are managed on a worldwide basis by major products and, accordingly, asset information is reported for the tobacco, food, beer and financial services segments. Goodwill and related amortization are principally attributable to the food businesses. Other assets consist primarily of cash and cash equivalents. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Effective in 2000, managerial responsibility for the Company's food operations in Mexico and Puerto Rico was transferred from the international food segment to the North American food segment. Accordingly, all prior period amounts have been reclassified to reflect the transfer.

     Reportable segment data were as follows:

<CPATION>
For the years ended December 31,
(in millions)
================================================================================
                                           2000            1999            1998
================================================================================
Operating revenues:
    Domestic tobacco                    $22,658         $19,596         $15,310
    International tobacco                26,374          27,506          27,390
    North American food                  18,461          17,897          17,640
    International food                    8,071           8,900           9,671
    Beer                                  4,375           4,342           4,105
    Financial services                      417             355             275
--------------------------------------------------------------------------------
            Total operating revenues    $80,356         $78,596         $74,391
================================================================================
Operating companies income:
    Domestic tobacco                    $ 5,350         $ 4,865         $ 1,489
    International tobacco                 5,211           4,968           5,029
    North American food                   3,547           3,190           3,128
    International food                    1,208           1,063           1,054
    Beer                                    650             511             451
    Financial services                      262             228             183
--------------------------------------------------------------------------------
            Total operating companies
              income                     16,228          14,825          11,334
    Amortization of goodwill               (591)           (582)           (584)
    General corporate expenses             (831)           (627)           (645)
    Minority interest                      (127)           (126)           (128)
--------------------------------------------------------------------------------
            Total operating income       14,679          13,490           9,977
    Interest and other debt
       expense, net                        (719)           (795)           (890)
--------------------------------------------------------------------------------
            Total earnings before
              income taxes              $13,960         $12,695         $ 9,087
================================================================================


During 1999, PM Inc. announced plans to phase out cigarette production capacity at its Louisville, Kentucky, manufacturing plant by August 2000 (the "Louisville Closure"). PM Inc. recorded pre-tax charges of $183 million during 1999. These charges, which are in marketing, administration and research costs in the consolidated statement of earnings for the domestic tobacco segment, included enhanced severance, pension and postretirement benefits for approximately 1,500 hourly and salaried employees. Severance benefits, which were either paid in a lump sum or as income protection payments over a period of time, commenced upon termination of employment. Payments of enhanced pension and postretirement benefits are being made over the remaining lives of the former employees in accordance with the terms of the related benefit plans. All operating costs of the manufacturing plant, including increased depreciation, were charged to expense as incurred during the closing period. As of June 30, 2000, the facility was closed. As of December 31, 2000, the remaining liability of approximately $50 million is comprised of severance, substantially all of which will be paid in the first six months of 2001 in accordance with the Company's plans. During 1998, PM Inc. recorded pre-tax charges of $319 million, principally for voluntary separation, early retirement and severance programs. The 1998 charges were primarily for enhanced pension and postretirement benefits for the approximately 2,100 hourly and salaried employees at various operating locations who elected to participate in the program. Benefit payments were made in accordance with the provisions of the related pension and postretirement benefit plans. Operating companies income for the domestic tobacco segment also included pre-tax tobacco litigation settlement charges of $3,381 million for the year ended December 31, 1998.

    During 1999, Kraft Foods North America ("Kraft N.A.") announced that it was offering voluntary retirement incentive or separation programs to certain eligible hourly and salaried employees in the United States (the "Kraft Separation Programs"). Employees electing to terminate employment under the terms of the Kraft Separation Programs were entitled to enhanced retirement or severance benefits. Approximately 1,100 hourly and salaried employees accepted the benefits offered by these programs and elected to retire or terminate. As a result, Kraft N.A. recorded a pre-tax charge of $157 million during 1999. This charge was included in marketing, administration and research costs in the consolidated statement of earnings for the North American food segment. Payments of pension and postretirement benefits are made in accordance with the terms of the applicable benefit plans. Severance benefits, which were paid over a period of time, commenced upon dates of termination that ranged from April 1999 to March 2000. The program was completed during 2000. Salary and related benefit costs of employees prior to the retirement or termination date were expensed as incurred.

    During 1999, PM International announced the closure of a cigarette factory and the corresponding reduction of cigarette production capacity in Brazil. Prior to the factory closure, existing employees were offered voluntary dismissal benefits. These benefits were accepted by half of the approximately 1,000 employees at the facility. During the third quarter of 1999, the factory was closed and the remaining employees were terminated. PM International recorded a pre-tax charge of $136 million in marketing, administration and research costs in the consolidated statement of earnings of the international tobacco segment to write down the tobacco machinery and equipment no longer in use and to recognize the cost of severance benefits. As of December 31, 2000, the remaining liability of approximately $4 million is comprised principally of severance.

    Miller recorded a pre-tax charge of $29 million in marketing, administration and research costs in the consolidated statement of earnings of the beer segment in 1999 to write down the book value of three brewing facilities to their estimated fair values. During 2000, one of the facilities was closed, while the remaining two facilities were sold.

    General corporate expenses for the year ended December 31, 1998 included pre-tax charges of $116 million related to the settlement of shareholder litigation and $18 million for separation programs covering approximately 100 hourly and salaried employees at the Company's corporate headquarters.

    See Notes 2 and 3 regarding divestitures and acquisitions.

For the years ended December 31,
(in millions)
================================================================================
                                           2000            1999            1998
================================================================================
Depreciation expense:
    Domestic tobacco                    $   202         $   212         $   216
    International tobacco                   277             278             267
    North American food                     310             286             271
    International food                      189             205             223
    Beer                                    118             114             108
--------------------------------------------------------------------------------
                                          1,096           1,095           1,085
    Other                                    30              25              21
--------------------------------------------------------------------------------
      Total depreciation expense        $ 1,126         $ 1,120         $ 1,106
================================================================================
Assets:
    Tobacco                             $15,687         $16,241         $16,395
    Food                                 52,071          30,336          31,391
    Beer                                  1,751           1,769           1,503
    Financial services                    8,402           7,711           6,480
--------------------------------------------------------------------------------
                                         77,911          56,057          55,769
    Other                                 1,156           5,324           4,151
--------------------------------------------------------------------------------
      Total assets                      $79,067         $61,381         $59,920
================================================================================
Capital expenditures:
    Domestic tobacco                    $   156         $   122         $   217
    International tobacco                   410             561             588
    North American food                     588             575             545
    International food                      318             285             296
    Beer                                    135             165             129
--------------------------------------------------------------------------------
                                          1,607           1,708           1,775
    Other                                    75              41              29
--------------------------------------------------------------------------------
      Total capital expenditures        $ 1,682         $ 1,749         $ 1,804
================================================================================

The Company's operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment revenues attributable to customers located in Germany, the Company's largest European market, were $7.6 billion, $8.9 billion and $9.2 billion for the years ended December 31, 2000, 1999 and 1998, respectively.

    Geographic data for operating revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets) were as follows:


For the years ended December 31,
(in millions)
================================================================================
                                           2000            1999            1998
================================================================================
Operating revenues:
    United States--domestic             $43,951         $40,287         $35,432
                 --export                 4,354           5,046           6,005
    Europe                               23,454          25,103          25,169
    Other                                 8,597           8,160           7,785
--------------------------------------------------------------------------------
      Total operating revenues          $80,356         $78,596         $74,391
================================================================================
Long-lived assets:
    United States                       $21,314         $17,263         $15,616
    Europe                                4,020           4,143           4,159
    Other                                 3,405           2,201           2,349
--------------------------------------------------------------------------------
      Total long-lived assets           $28,739         $23,607         $22,124
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

- Pension Plans: Net pension cost (income) consisted of the following for the years ended December 31, 2000, 1999 and 1998:


(in millions)                            U.S. Plans           Non-U.S. Plans
================================================================================
                                   2000    1999    1998    2000    1999    1998
================================================================================
Service cost                     $  142   $ 152   $ 156    $ 93   $ 102    $ 91
Interest cost                       455     436     406     157     162     165
Expected return on
  plan assets                      (799)   (766)   (615)   (175)   (168)   (150)
Amortization:
  Net gain on
    adoption of
    SFAS No. 87                     (22)    (23)    (24)
  Unrecognized net
    loss (gain) from
    experience
    differences                     (53)    (22)             (3)      3      (4)
  Prior service cost                 21      19      15       5       6       6
Termination,
  settlement and
  curtailment                       (34)     22     251
--------------------------------------------------------------------------------
Net pension cost
  (income)                        $(290)  $(182)  $ 189    $ 77   $ 105   $ 108
================================================================================

During 2000, 1999 and 1998, employees left the Company under early retirement and workforce reduction programs instituted in 1999 and 1998. This resulted in settlement gains of $34 million in 2000, additional termination benefits of $128 million, net of settlement and curtailment gains of $106 million in 1999, and additional termination benefits and curtailment losses of $279 million, net of settlement gains of $28 million in 1998.

    The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at December 31, 2000 and 1999, were as follows:

(in millions)                              U.S. Plans            Non-U.S. Plans
================================================================================
                                        2000        1999        2000        1999
================================================================================
Benefit obligation at
    January 1                         $5,795      $6,220      $3,037     $3,201
    Service cost                         142         152          93        102
    Interest cost                        455         436         157        162
    Benefits paid                       (464)       (693)       (138)      (155)
    Acquisitions                       1,463                     236
    Termination, settlement
        and curtailment                   11         210
    Actuarial (gains) losses             175        (597)         66        (34)
    Currency                                                    (301)      (272)
    Other                                 25          67          33         33
--------------------------------------------------------------------------------
Benefit obligation at
    December 31                        7,602       5,795       3,183      3,037
--------------------------------------------------------------------------------
Fair value of plan assets at
    January 1                          9,621       8,703       2,372      2,248
    Actual return on plan
      assets                            (350)      1,240         220        252
    Contributions                        333         309          58         88
    Benefits paid                       (480)       (649)       (107)      (112)
    Acquisitions                       1,226                     265
    Currency                                                    (192)      (194)
    Actuarial gains (losses)              (8)         18          60         90
--------------------------------------------------------------------------------
Fair value of plan assets at
    December 31                       10,342       9,621       2,676      2,372
--------------------------------------------------------------------------------
Excess (deficit) of plan
    assets versus benefit
    obligations at
    December 31                        2,740       3,826        (507)      (665)
    Unrecognized actuarial
        gains                         (1,167)     (2,573)       (145)       (92)
    Unrecognized prior
        service cost                     152         148          46         37
    Unrecognized net
        transition obligation            (11)        (34)          9         10
--------------------------------------------------------------------------------
Net prepaid pension asset
    (liability)                       $1,714      $1,367      $ (597)    $ (710)
================================================================================

The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $1.1 billion and $657 million at December 31, 2000 and 1999, respectively. These amounts were recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999, as other assets of $2.6 billion and $2.2 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations, and as other liabilities of $1.5 billion in each year, for those plans in which the accumulated benefit obligations exceeded their plan assets.

    For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,485 million, $1,283 million and $926 million, respectively, as of December 31, 2000, and $305 million, $242 million and $25 million, respectively, as of December 31, 1999. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $895 million, $804 million and $49 million, respectively, as of December 31, 2000, and $1,020 million, $917 million and $97 million, respectively, as of December 31, 1999.

    The following weighted-average assumptions were used to determine the Company's obligations under the plans:

                                           U.S. Plans            Non-U.S. Plans
================================================================================
                                        2000        1999        2000       1999
================================================================================
Discount rate                           7.75%       7.75%       5.52%      5.58%
Expected rate of return on
    plan assets                         9.00        9.00        7.93       7.95
Rate of compensation
    increase                            4.50        4.50        3.81       3.71
================================================================================


The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $211 million, $198 million and $201 million in 2000, 1999 and 1998, respectively.

- Postretirement Benefit Plans: Net postretirement health care costs consisted of the following for the years ended December 31, 2000, 1999 and 1998:




(in millions)
================================================================================
                                           2000            1999            1998
================================================================================
Service cost                               $ 51            $ 56            $ 56
Interest cost                               199             188             182
Amortization:
   Unrecognized net gain from
      experience differences                 (8)             (3)             (3)
   Unrecognized prior service cost          (12)            (12)            (12)
Other expense                                                23              30
--------------------------------------------------------------------------------
Net postretirement health
        care costs                         $230            $252            $253
================================================================================

During 1999 and 1998, the Company instituted early retirement and workforce reduction programs. These actions resulted in curtailment losses of $23 million in 1999 and additional postretirement health care costs of $20 million and curtailment losses of $10 million in 1998, all of which are included in other expense above.

     The Company's postretirement health care plans are not funded. The changes in the benefit obligations of the plans at December 31, 2000 and 1999 were as follows:

(in millions)
                                                             2000        1999
==============================================================================
Accumulated postretirement benefit obligation
    at January 1                                           $2,529      $2,771
    Service cost                                               51          56
    Interest cost                                             199         188
    Benefits paid                                            (161)       (142)
    Acquisitions                                              633
    Termination, settlement and curtailment                                 45
    Plan amendments                                             2          (8)
    Actuarial losses (gains)                                   70        (381)
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
    at December 31                                          3,323       2,529
    Unrecognized actuarial gains                               41         159
    Unrecognized prior service cost                            76          90
------------------------------------------------------------------------------
Accrued postretirement health care costs                   $3,440      $2,778
==============================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 7.0% in 1999, 6.5% in 2000 and 6.0% in 2001, gradually declining to 5.0% by the year 2003 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 9.0% in 1999, 8.0% in 2000 and 7.0% in 2001, gradually declining to 4.0% by the year 2004 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 2000, and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 9.4% and 12.0%, respectively. A one-percentage-point decrease in the assumed health care cost trend rates for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2000, and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 7.7% and 9.6%, respectively.

     The accumulated postretirement benefit obligations for U.S. plans at December 31, 2000 and 1999, were determined using assumed discount rates of 7.75%. The accumulated postretirement benefit obligations for Canadian plans at December 31, 2000 and 1999, were determined using assumed discount rates of 7.0%.

- Postemployment Benefit Plans: The Company and certain of its affiliates sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2000, 1999 and 1998:

(in millions)
                                                    2000        1999       1998
================================================================================
Service cost                                        $ 26        $ 24        $25
Amortization of unrecognized
   net loss                                            6           2          5
Other expense                                                    161         30
--------------------------------------------------------------------------------
Net postemployment costs                            $ 32        $187        $60
================================================================================

The Company instituted workforce reduction programs in its tobacco and North American food operations in 1999 and in its domestic tobacco operations in 1998. These actions resulted in incremental postemployment costs, which are shown as other expense above.

     The Company's postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2000 and 1999 were as follows:




(in millions)
                                                               2000        1999
================================================================================
Accumulated benefit obligation at January 1                   $ 638       $ 602
        Service cost                                             26          24
        Benefits paid                                          (161)       (149)
        Acquisitions                                             74
        Actuarial losses                                         79
        Other expense                                                       161
--------------------------------------------------------------------------------
Accumulated benefit obligation at December 31                   656         638
        Unrecognized actuarial gains (losses)                   (89)          5
--------------------------------------------------------------------------------
Accrued postemployment costs                                  $ 567       $ 643
================================================================================

The accumulated benefit obligation was determined using an assumed ultimate annual turnover rate of 0.3% in 2000 and 1999, assumed compensation cost increases of 4.5% in 2000 and 1999, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 13. Additional Information:

For the years ended December 31,
(in millions)
                                                 2000         1999         1998
================================================================================
Research and
   development expense                         $  538       $  522       $  506
================================================================================
Advertising expense                            $2,353       $2,301       $2,416
================================================================================
Interest and other debt
   expense, net:
   Interest expense                            $1,078       $1,100       $1,144
   Interest income                               (359)        (305)        (254)
--------------------------------------------------------------------------------
                                               $  719       $  795       $  890
================================================================================
Interest expense of financial
   services operations included
   in cost of sales                            $   96       $   89       $   77
================================================================================
Rent expense                                   $  441       $  467       $  429
================================================================================

Note 14. Financial Instruments:

- Derivative financial instruments: The Company operates internationally, with manufacturing and sales facilities in various locations around the world. Derivative financial instruments are used by the Company for purposes other than trading, principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. The Company is not a party to leveraged derivatives.

     The Company has foreign currency and related interest rate swap agreements that were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in

Swiss francs. At December 31, 2000 and 1999, the aggregate notional principal amounts of those agreements were $2.4 billion and $3.4 billion, respectively. Aggregate maturities at December 31, 2000 were as follows (in millions): 2002, $148; 2003, $146; 2004, $229; 2006, $839; and 2008, $1,010. The local currency notional amount, which is used to calculate interest payments that are exchanged over the life of the swap transaction, is equal to the amount of foreign currency or dollar principal to be exchanged at maturity.

    Forward foreign exchange contracts and foreign currency options are used by the Company to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany and third-party transactions. At December 31, 2000 and 1999, the Company had option and forward foreign exchange contracts, principally for the Japanese yen, Swiss franc and the Euro, with an aggregate notional amount of $5.8 billion and $3.8 billion, respectively, for both the purchase and/or sale of foreign currencies.

- Credit exposure and credit risk: The Company is exposed to credit loss in the event of nonperformance by counterparties. However, the Company does not anticipate nonperformance, and such exposure was not material at December 31, 2000.

- Fair value: The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 2000 was $29.1 billion, approximating its carrying value. The aggregate fair value of the Company's total debt at December 31, 1999 was $14.1 billion as compared with its carrying value of $14.5 billion.

    The carrying values of the foreign currency and related interest rate swap agreements, the forward foreign currency contracts and the currency option contracts, which did not differ significantly from their fair values, were not material.

    See Notes 5 and 6 for additional disclosures of fair value for short-term borrowings and long-term debt.

Note 15. Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against the Company, its subsidiaries and affiliates, including PM Inc., PM International and their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, patent infringement, employment matters, claims for contribution and claims of competitors and distributors.

Overview of Tobacco-Related Litigation

- Types and Number of Cases: Pending claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, including cases brought pursuant to a 1997 settlement agreement involving claims by flight attendants alleging injury from exposure to environmental tobacco smoke ("ETS") in aircraft cabins, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits and (iv) other tobacco-related litigation. Other tobacco-related litigation includes suits by former asbestos manufacturers seeking contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking and suits by foreign governments seeking to recover damages for taxes lost as a result of the allegedly illegal importation of cigarettes into their jurisdictions. Damages claimed in some of the smoking and health class actions, health care cost recovery cases and other tobacco-related litigation range into the billions of dollars. In July 2000, a jury in a Florida smoking and health class action returned a punitive damages award of approximately $74 billion against PM Inc. (See discussion of the Engle case below.) Plaintiffs' theories of recovery and the defenses raised in the smoking and health and health care cost recovery cases are discussed below.

    As of December 31, 2000, there were approximately 1,500 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some instances, the Company, compared with approximately 380 such cases on December 31, 1999, and approximately 510 such cases on December 31, 1998. Approximately 1,200 of these cases are pending before a single West Virginia state court in a consolidated proceeding. Approximately 1,100 of the West Virginia cases were filed during the third quarter of 2000. An estimated 20 of the individual cases involve allegations of various personal injuries allegedly related to exposure to ETS. In addition, approximately 3,085 additional individual cases are pending in Florida by current and former flight attendants claiming personal injuries allegedly related to ETS. The flight attendants allege that they are members of an ETS smoking and health class action which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages.

    As of December 31, 2000, there were an estimated 36 smoking and health putative class actions pending in the United States against PM Inc. and, in some cases, the Company (including eight that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 50 such cases on December 31, 1999, and approximately 60 such cases on December 31, 1998. Some of these actions purport to constitute statewide class actions and were filed after May 1996, when the United States Court of Appeals for the Fifth Circuit, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

    As of December 31, 2000, there were an estimated 52 health care cost recovery actions pending in the United States (excluding the cases covered by the 1998 Master Settlement Agreement discussed below), compared with approximately 60 such cases pending on December 31, 1999, and 140 such cases on December 31, 1998.

    There are also a number of tobacco-related actions pending outside the United States against PM International and its affiliates and subsidiaries, including an estimated 68 smoking and health cases brought on behalf of individuals (Argentina (48), Australia (1), Brazil (9), Canada (1), Germany (3), Hong Kong (1), Ireland (1), Israel (1), Japan (1), the Philippines (1), and Poland (1)), compared with approximately 55 such cases on December 31, 1999 and 27 such cases on December 31, 1998. In addition, there are 9 smoking and health putative class actions pending outside the United States (Brazil (3), Canada (4), and Israel (2)), compared with 10 such cases on December 31, 1999. In addition, health care cost recovery actions have been brought in Israel, the Marshall Islands, the Province of British Columbia, Canada and France (by a local agency of the French social security health insurance system) and, in the United States, by Bolivia, Ecuador, Guatemala (dismissed, as discussed below), Honduras, Kyrgyzstan, Nicaragua (dismissed, as discussed below), the Province of Ontario, Canada (dismissed, as discussed below), Panama, the Russian Federation, Tajikistan, Thailand (voluntarily dismissed), Ukraine (dismissed, as discussed below), Venezuela, and seven Brazilian states.

- Federal Government's Lawsuit: In 1999, the U.S. government filed a lawsuit in the U.S. District Court for the District of Columbia against various cigarette manufacturers and others, including the Company and PM Inc., asserting claims under three federal statutes, the Medical Care Recovery Act ("MCRA"), the Medicare Secondary Payer ("MSP") provisions of the Social Security Act and the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The lawsuit seeks to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants' fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans' health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleges that such costs total more than $20 billion annually. It also seeks various types of equitable and declaratory relief, including disgorgement, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government's future costs of providing health care resulting from defendants' alleged past tortious and wrongful conduct. The Company and PM Inc. moved to dismiss this lawsuit on numerous grounds, including that the statutes invoked by the government do not provide a basis for the relief sought. In September 2000, the trial court dismissed the government's MCRA and MSP claims, but permitted discovery to proceed on the government's claims for equitable relief under RICO. In October 2000, the government moved for reconsideration of the trial court's order to the extent that it dismissed the MCRA claims for health care costs paid pursuant to government health benefit programs other than Medicare and the Federal Employees Health Benefits Act. The motion remains pending. Trial is scheduled for July 2003, although trial dates are subject to change. The Company and PM Inc. believe that they have a number of valid defenses to the lawsuit and will continue to vigorously defend it.

- Recent Industry Trial Results: There have been several jury verdicts in tobacco-related litigation during the past two years. In July 2000, the jury in the Engle smoking and health class action in Florida returned a verdict assessing punitive damages totaling approximately $145 billion against all defendants in the case, including approximately $74 billion against PM Inc. (See "Engle Trial," below.)

     In January 2001, a mistrial was declared in a case in New York in which an asbestos manufacturers' personal injury settlement trust sought contribution or reimbursement from cigarette manufacturers, including PM Inc., for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. In January 2001, a New York jury returned a verdict in favor of the defendants, including PM Inc., in an individual smoking and health case.

     In October 2000, a Florida jury awarded the plaintiff in an individual smoking and health case $200,000 in compensatory damages against another cigarette manufacturer; in December 2000, the trial court vacated the jury's verdict and granted the defendants' motion for a new trial. In July 2000, a Mississippi jury returned a verdict in favor of another cigarette manufacturer in an individual smoking and health case. Plaintiffs' post-trial motions challenging the verdict are currently pending. In June 2000, a New York jury returned a verdict in favor of all defendants, including PM Inc., in another individual smoking and health case, and plaintiffs have appealed the verdict. In March 2000, a California jury awarded a former smoker with lung cancer $1.72 million in compensatory damages against PM Inc. and another cigarette manufacturer, and $10 million in punitive damages against PM Inc. as well as an additional $10 million against the other defendant. PM Inc. is appealing the verdict and damages award.

     In July 1999, a Louisiana jury returned a verdict in favor of defendants in an individual smoking and health case against other cigarette manufacturers. In June 1999, a Mississippi jury returned a verdict in favor of defendants, including PM Inc., in an action brought on behalf of an individual who died allegedly as a result of exposure to ETS. In May 1999, a Missouri jury returned a verdict in favor of defendant in an individual smoking and health case against another cigarette manufacturer. Also in May 1999, a Tennessee jury returned a verdict in favor of defendants, including PM Inc., in two of three individual smoking and health cases consolidated for trial. In the third case (not involving PM Inc.), the jury found liability against defendants and apportioned fault equally between the plaintiff and defendants. Under Tennessee's system of modified comparative fault, because the jury found plaintiff's fault equal to that of defendant's, recovery was not permitted.

     In March 1999, an Oregon jury awarded the estate of a deceased smoker $800,000 in actual damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM Inc. In February 1999, a California jury awarded a former smoker $1.5 million in compensatory damages and $50 million in punitive damages against PM Inc. The punitive damages awards in the Oregon and California actions have been reduced to $32 million and $25 million, respectively. PM Inc. is appealing the verdicts and the damages awards in these cases.

     In March 1999, a jury returned a verdict in favor of defendants, including PM Inc., in a union health care cost recovery action brought on behalf of approximately 114 employer-employee trust funds in Ohio.

     In December 1999, a French court, in an action brought on behalf of a deceased smoker, found that another cigarette manufacturer had a duty to warn him about risks associated with smoking prior to 1976, when the French government required warning labels on cigarette packs, and failed to do so. The court did not determine causation or liability, which shall be considered in future proceedings. Neither the Company nor its affiliates are parties to this action.

- Engle Trial: Verdicts have been returned and judgment has been entered against PM Inc. and other defendants in the first two phases of this three-phase smoking and health class action trial in Florida. The class consists of all Florida residents and citizens, and their survivors, "who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine."

     In July 1999, the jury returned a verdict against defendants in phase one of the trial concerning certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. Among other things, the jury found that smoking cigarettes causes 20 diseases or medical conditions, that cigarettes are addictive or dependence-producing, defective and unreasonably dangerous, that defendants made materially false statements with the intention of misleading smokers, that defendants concealed or omitted material information concerning the health effects and/or the addictive nature of smoking cigarettes, and that defendants were negligent and engaged in extreme and outrageous conduct or acted with reckless disregard with the intent to inflict emotional distress.

     During phase two of the trial, the claims of three of the named plaintiffs were adjudicated in a consolidated trial before the same jury that returned the verdict in phase one. In April 2000, the jury determined liability against the defendants and awarded $12.7 million in compensatory damages to the three named plaintiffs.

     In July 2000, the same jury returned a verdict assessing punitive damages on a lump sum basis for the entire class totaling approximately $145 billion against the various defendants in the case, including approximately $74 billion severally against PM Inc. PM Inc. believes that the punitive damages award was determined improperly and that it should ultimately be set aside on any one of numerous grounds. Included among these grounds are the following: under applicable law, (i) defendants are entitled to have liability and damages for each plaintiff tried by the same jury, an impossibility due to the jury's dismissal; (ii) punitive damages cannot be assessed before the jury determines entitlement to, and the amount of, compensatory damages for all class members;
(iii) punitive damages must bear a reasonable relationship to compensatory damages, a determination that cannot be made before compensatory damages are assessed for all class members; and (iv) punitive damages can "punish" but cannot "destroy" the defendant. In March 2000, at the request of the Florida legislature, the Attorney General of Florida issued an advisory legal opinion stating that "Florida law is clear that compensatory damages must be determined prior to an award of punitive damages" in cases such as Engle. As noted above, compensatory damages for all but three members of the class have not been determined.

     Following the verdict in the second phase of the trial, the jury was dismissed, notwithstanding that liability and compensatory damages for all but three class members have not yet been determined. According to the trial plan, phase three of the trial will address other class members' claims, including issues of specific causation, reliance, affirmative defenses and other individual-specific issues regarding entitlement to damages, in individual trials before separate juries.

     It is unclear how the trial plan will be further implemented. The trial plan provides that the punitive damages award should be standard as to each class member and acknowledges that the actual size of the class will not be known until the last class member's case has withstood appeal, i.e., the punitive damages amount would be divided equally among those plaintiffs who, in addition to the successful phase two plaintiffs, are ultimately successful in phase three of the trial and in any appeal.

     Following the jury's punitive damages verdict in July, the Engle trial judge scheduled a hearing on numerous pending phase one and phase two motions, including defendants' challenges of various rulings made by the judge and the jury's verdicts on compensatory and punitive damages. Prior to the commencement of the hearing, defendants removed the case to federal district court following the intervention application of a union health fund that raised federal issues in the case. In November 2000, the federal district court remanded the case to state court on the grounds that the removal was premature. An appeal of the district court's order is pending in the federal appellate court.

     The trial judge in the state court, without a hearing, then immediately denied the defendants' post-trial motions and entered judgment on the compensatory and punitive damages awarded by the jury. PM Inc. and the Company believe that the entry of judgment by the trial court is unconstitutional and violates Florida law. PM Inc. has filed an appeal with respect to the entry of judgment, class certification and numerous other reversible errors that have occurred during the trial. PM Inc. has also posted a $100 million bond to stay execution of the judgment with respect to the $74 billion in punitive damages that has been awarded against it. The bond was posted pursuant to legislation that was enacted in Florida in May 2000 that limits the size of the bond that must be posted in order to stay execution of a judgment for punitive damages in a certified class action to no more than $100 million, regardless of the amount of punitive damages ("bond cap legislation"). Plaintiffs have indicated that they believe the bond cap legislation is unconstitutional and may seek to challenge the $100 million bond. If the bond were found to be invalid, it would be commercially impossible for PM Inc. to post a bond in the full amount of the judgment and, absent appellate relief, PM Inc. would not be able to stay any attempted execution of the judgment in Florida. PM Inc. and the Company will take all appropriate steps to seek to prevent this worst-case scenario from occurring and believe these efforts should be successful.

     In other developments, in August 1999, the trial judge denied a motion filed by PM Inc. and other defendants to disqualify the judge. The motion asserted, among other things, that the trial judge was required to disqualify himself because he is a former smoker who has a serious medical condition of a type that the plaintiffs claim, and the jury has found, is caused by smoking, making him financially interested in the result of the case and, under plaintiffs' theory of the case, a member of the plaintiff class. The Third District Court of Appeals denied defendants' petition to disqualify the trial judge. In January 2000, defendants filed a petition for a writ of certiorari to the United States Supreme Court requesting that it review the issue of the trial judge's disqualification, and in May 2000 the writ of certiorari was denied.

     PM Inc. and the Company remain of the view that the Engle case should not have been certified as a class action. The certification is inconsistent with the overwhelming majority of federal and state court decisions that have held that mass smoking and health claims are inappropriate for class treatment. As indicated above, PM Inc. has filed an appeal challenging the class certification and the compensatory and punitive damages awards, as well as numerous other reversible errors that it believes occurred during the trial to date.

- Pending and Upcoming Trials: In January 2001, the court granted defendants' motion for a mistrial in a smoking and health class action in West Virginia in which PM Inc. is a defendant, and in which plaintiffs seek creation of a trust fund to pay the costs of monitoring the medical conditions of members of the purported class to detect possible smoking-related illnesses; retrial of the case is expected to begin in the first quarter of 2001. Additional cases against PM Inc. and, in some instances, the Company, are scheduled for trial through the end of 2001, including three health care cost recovery actions; one asbestos contribution case; two purported smoking and health class actions and a purported Lights/Ultra Lights class action (discussed below); and an estimated 20 other individual smoking and health cases, including a consolidated trial of individual smoking and health cases scheduled to begin in June 2001 in West Virginia. In addition, approximately 40 cases involving flight attendants' claims for damages from ETS are currently scheduled for trial during 2001. Cases against other tobacco companies are also scheduled for trial through the end of 2001. Trial dates, however, are subject to change.

- Litigation Settlements: In November 1998, PM Inc. and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM Inc. and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements") and an ETS smoking and health class action brought on behalf of airline flight attendants. The State Settlement Agreements and certain ancillary agreements are filed as exhibits to various of the Company's reports filed with the Securities and Exchange Commission, and such agreements and the ETS settlement are discussed in detail therein. To date, the MSA has received final judicial approval in 51 of the 52 settling jurisdictions.

     The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2000, $9.2 billion; 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and, thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional amounts as follows: 2000, $416 million; and 2001 through 2003, $250 million each year. These payment obligations are the several and not joint obligations of each settling defendant. PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, PM Inc. records its portions of ongoing settlement payments as part of cost of sales as product is shipped.

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

     The State Settlement Agreements have materially adversely affected the volumes of PM Inc. and the Company; the Company believes that they may materially adversely affect the business, volumes, results of operations, cash flows or financial position of PM Inc. and the Company in future periods. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements. Manufacturers representing almost all domestic shipments in 1998 have agreed to become subject to the terms of the MSA.

     Certain litigation has arisen, challenging the validity of the MSA and alleging violations of the antitrust laws.

     In April 1999, a putative class action was filed in federal district court on behalf of all firms that directly buy cigarettes in the United States from defendant tobacco manufacturers. The complaint alleges violation of antitrust law, based in part on the MSA. Plaintiffs seek treble damages computed as three times the difference between current prices and the price plaintiffs would have paid for cigarettes in the absence of an alleged conspiracy to restrain and monopolize trade in the domestic cigarette market, together with attorneys' fees. Plaintiffs also seek injunctive relief against certain aspects of the MSA. In March 2000, the court granted defendants' motion to dismiss the complaint and plaintiffs have appealed. Plaintiffs' appeal of the dismissal is pending before the federal appellate court.

     Since June 1999, a putative class action brought on behalf of certain Native American tribes and other suits challenging the validity of the MSA have been filed against PM Inc., and in certain instances, the Company. Plaintiffs in these cases allege that by entering into the MSA, defendants have violated plaintiffs' constitutional rights or antitrust laws. The case brought on behalf of the Native American tribes was dismissed by the trial court, and the tribes have appealed.

     A description of the smoking and health litigation, health care cost recovery litigation and certain other proceedings
                                                                              55
pending against the Company and/or its subsidiaries and affiliates follows.

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

     In May 1996, the United States Court of Appeals for the Fifth Circuit held in the Castano case that a class consisting of all "addicted" smokers nationwide did not meet the standards and requirements of the federal rules governing class actions. Since this class decertification, lawyers for plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise "addiction" claims similar to those raised in the Castano case and, in many cases, claims of physical injury as well. As of December 31, 2000, smoking and health putative class actions were pending in Alabama, California, Florida, Hawaii, Illinois, Indiana, Iowa, Louisiana, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Pennsylvania, Tennessee, Texas, Utah and West Virginia, as well as in Australia, Brazil, Canada and Israel. Class certification has been denied or reversed by courts in 24 smoking and health class actions involving PM Inc. in Arkansas, California (1), the District of Columbia, Illinois, Kansas, Louisiana, Maryland, Michigan, Minnesota, New Jersey (6), New York (2), Ohio, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Texas and Wisconsin, while classes remain certified in the Engle case in Florida (discussed above), a medical monitoring case in Louisiana, a medical monitoring case in West Virginia (discussed above) and a case in California. Some of the decisions denying the plaintiffs' motions for class certification are on appeal. In May 1999, the United States Supreme Court declined to review the decision of the United States Court of Appeals for the Third Circuit affirming a lower court's decertification of a class.

Health Care Cost Recovery Litigation

In certain of the pending proceedings, domestic and foreign governmental entities and non-governmental plaintiffs, including union health and welfare funds ("unions"), Native American tribes, insurers and self-insurers such as Blue Cross and Blue Shield Plans, hospitals, taxpayers and others, are seeking reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Certain of these cases purport to be brought on behalf of a class of plaintiffs. Other relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, disclosure of nicotine yields, and payment of attorney and expert witness fees.

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

     Defenses raised include lack of proximate cause, remoteness of injury, failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), lack of antitrust standing and injury, federal preemption, lack of statutory authority to bring suit and statute of limitations. In addition, defendants argue that they should be entitled to "set off" any alleged damages to the extent the plaintiff benefits economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring any actions as subrogees of individual health care recipients and should be subject to all defenses available against the injured party.

     Excluding the cases covered by the MSA, as of December 31, 2000, there were an estimated 52 health care cost recovery cases pending in the United States against PM Inc. and, in some cases, the Company, of which approximately 20 were filed by union trust funds. As discussed above under "Federal Government's Lawsuit," in 1999, the U.S. government filed a health care cost recovery action against various cigarette manufacturers and others, including the Company and PM Inc., asserting claims under three federal statutes. Health care cost recovery actions have also been brought in Israel, the Marshall Islands, the Province of British Columbia, Canada and France and, in the United States, by Bolivia, Ecuador, Guatemala, Honduras, Kyrgyzstan, Nicaragua, the Province of Ontario, Canada, Panama, the Russian Federation, Tajikistan, Thailand (voluntarily dismissed), Ukraine, Venezuela and the Brazilian states of Espirito Santo, Goias, Mato Grosso do Sul, Piaui, Rio de Janeiro, Sao Paulo and Tocantins. The actions brought by Bolivia, Ecuador, Guatemala, Honduras, Nicaragua, the Province of Ontario, Panama, the Russian Federation, Ukraine, Venezuela and the Brazilian states of Espirito Santo, Goias, Mato Grosso do Sul and Tocantins were consolidated for pre-trial purposes and transferred to the United States District Court for the District of Columbia. As described below, the court has dismissed the claims of Guatemala, Nicaragua, the Province of Ontario and Ukraine. The court remanded the Venezuela, Ecuador, Espirito Santo and Goias cases to state court in Florida. Other entities have stated that they are considering filing health care cost recovery actions.

     Seven federal circuit courts of appeals, for the Second, Third, Fifth, Seventh, Eighth, Ninth and Eleventh Circuits, relying primarily on grounds that plaintiffs' claims were too remote, have affirmed dismissals of, or reversed trial courts that had refused to dismiss, such actions. In addition, in January 2000, the United States Supreme Court refused to consider plaintiffs' appeals from the cases decided by the Courts of Appeals for the Second, Third and Ninth Circuits.

     Although there have been some decisions to the contrary, to date, most lower courts that have decided motions in these cases have dismissed all or most of the claims against the industry. In December 1999, in the first ruling on a motion to dismiss a health care cost recovery case brought in the United States by a foreign governmental plaintiff, the district court for the District of Columbia dismissed a lawsuit filed by Guatemala, ruling that the claimed injuries were too remote. Subsequently, in March 2000, the court also dismissed the claims of Nicaragua and Ukraine. Guatemala, Nicaragua and Ukraine each have appealed these decisions to the United States Courts of Appeals for the District of Columbia Circuit. In August 2000, the federal district court for the District of Columbia dismissed the claims of the Province of Ontario, and the Province has appealed. In March 1999, in the only union case to go to trial thus far, the jury returned a verdict in favor of defendants on all counts. Plaintiffs' motion for a new trial was denied. In December 1999, the federal district court in the District of Columbia denied defendants' motion to dismiss a suit filed by union and welfare funds seeking reimbursement of health care expenditures allegedly caused by tobacco products. Defendants are appealing this decision. In June 2000, the federal district court in Rhode Island dismissed a suit filed by a union, finding that the plaintiffs' claims were too remote to permit recovery.

Certain Other Tobacco-Related Litigation

- Asbestos Contribution Cases: As of December 31, 2000, 14 suits had been filed by former asbestos manufacturers, asbestos manufacturers' personal injury settlement trusts and an insurance company against domestic tobacco manufacturers, including PM Inc. and others. Ten of these cases are pending. These cases seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Plaintiffs in most of these cases also seek punitive damages. The aggregate amounts claimed in these cases range into the billions of dollars. In January 2001, a mistrial was declared in an asbestos contribution case in New York. Trial in another of these cases is currently scheduled to begin in New York during the second quarter of 2001.

- Lights/Ultra Lights Cases: As of December 31, 2000, there were 11 putative class actions pending against PM Inc. and the Company, in Arizona, Florida, Illinois, Massachusetts, Missouri, New Jersey, New York, Ohio, Pennsylvania and Tennessee, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. These cases allege, in connection with the use of the term "Lights" and/or "Ultra Lights," among other things, deceptive and unfair trade practices and unjust enrichment, and seek injunctive and equitable relief, including restitution. Trial in one purported class action is scheduled for November 2001.

- Retail Leaders Case: Three domestic tobacco manufacturers have filed suit against PM Inc. seeking to enjoin the PM Inc. "Retail Leaders" program that became available to retailers in October 1998. The complaint alleges that this retail-merchandising program is exclusionary, creates an unreasonable restraint of trade and constitutes unlawful monopolization. In addition to an injunction, plaintiffs seek unspecified treble damages, attorneys' fees, costs and interest. In June 1999, the court issued a preliminary injunction enjoining PM Inc. from prohibiting retail outlets that participate in the program at one of the levels from installing competitive permanent signage in any section of the "industry fixture" that displays or holds packages of cigarettes manufactured by a firm other than PM Inc., or requiring those outlets to allocate a percentage of cigarette-related permanent signage to PM Inc. greater than PM Inc.'s market share. The court also enjoined PM Inc. from prohibiting retail outlets participating in the program from advertising or conducting promotional programs of cigarette manufacturers other than PM Inc. The preliminary injunction does not affect any other aspect of the Retail Leaders program.

- Vending Machine Case: Plaintiffs, who began their case as a purported nationwide class of cigarette vending machine operators, allege that PM Inc. has violated the Robinson-Patman Act in connection with its promotional and merchandising programs available to retail stores and not available to cigarette vending machine operators. Plaintiffs request actual damages, treble damages, injunctive relief, attorneys' fees and costs, and other unspecified relief. In June 1999, the court denied plaintiffs' motion for a preliminary injunction. Plaintiffs have withdrawn their request for class action status. Trial on the claims of ten plaintiffs, which was set for trial in November 2000, has been continued without a new trial date being set, and the court heard PM Inc.'s motion for summary judgment on those claims in November 2000. The claims of remaining plaintiffs have been stayed pending disposition of the ten claims previously scheduled for trial.

- Cases Under the California Business and Professions Code: In July 1998, two suits were filed in California courts alleging that domestic cigarette manufacturers, including PM Inc. and others, have violated a California statute known as "Proposition 65" by not informing the public of the alleged risks of ETS to non-smokers. Plaintiffs also alleged violations of California's Business and Professions Code regarding unfair and fraudulent business practices. Plaintiffs sought statutory penalties, injunctions barring the sale of cigarettes or requiring issuance of appropriate warnings, restitution, disgorgement of profits and other relief. Defendants' motion for summary judgment was granted in part, and plaintiffs' "Proposition 65" claims were dismissed. In August 2000, the parties to one of the cases entered into a settlement agreement, which was expressly conditioned upon a finding by the California Attorney General that the settlement was in the public interest. The Attorney General made that finding in October 2000. The parties to the remaining action entered into a separate settlement agreement in October 2000. The two settlement agreements, which together require PM Inc. to pay approximately $245,000 to the plaintiffs as costs, collectively resolve all claims that were, or could have been, brought in these two actions. In November 2000, the court granted defendants' motion seeking approval of both settlements and entry of a final judgment in both cases.

- Tobacco Price Cases: As of December 31, 2000, there were 40 putative class actions pending against PM Inc. and other domestic tobacco manufacturers as well as, in certain instances, the Company and PM International alleging that the defendants conspired to fix cigarette prices in violation of antitrust laws. Seven of the putative class actions were filed in various federal district courts by direct purchasers of tobacco products and the remaining 33 were filed in 15 states and the District of Columbia by retail purchasers of tobacco products. The eight federal class actions have been consolidated before a single federal district court; in November 2000, the court hearing the consolidated cases granted in part and denied in part defendants' motion to dismiss and to strike portions of the consolidated complaint.

- Tobacco Growers' Case: In February 2000, a lawsuit was filed on behalf of a purported class of tobacco growers and quota-holders. An amended complaint was filed in May 2000, and a second amended complaint was filed in August 2000. The second amended complaint alleges that cigarette manufacturers, including PM Inc., violated antitrust laws by bid-rigging and allocating purchases at tobacco auctions and by conspiring to undermine the tobacco quota and price support system administered by the federal government. In October 2000, defendants filed motions to dismiss the second amended complaint and to transfer the case, and plaintiffs filed a motion for class certification. In November 2000, the court granted defendants' motion to transfer the case to the United States District Court for the Middle District of North Carolina. In December 2000, plaintiffs filed a third amended complaint that purports to add tobacco leaf buyers as defendants.

- Cigarette Importation Cases: As of December 31, 2000, Ecuador, the European Community, and various Departments of Colombia have filed suits in the United States against the Company and certain of its subsidiaries, including PM Inc. and PM International, and other cigarette manufacturers and their affiliates, alleging that defendants illegally imported cigarettes into the plaintiff jurisdictions in an effort to evade taxes. The claims asserted in these cases include negligence, negligent misrepresentation, unjust enrichment, violations of RICO and its state-law equivalents and conspiracy. Plaintiffs in these cases seek actual damages, treble damages and undisclosed injunctive relief. Ecuador's lawsuit has not been served.

- Consolidated Putative Punitive Damages Cases: In September 2000, a putative class action was filed in the federal district court in the Eastern District of New York that purports to consolidate punitive damages claims in ten tobacco-related actions currently pending in the federal district court in the Eastern Districts of New York and Pennsylvania. In November 2000, the court hearing this case indicated that, in its view, it appears likely that plaintiffs will be able to demonstrate a basis for certification of an opt-out compensatory damages class and a non-opt-out punitive damages class. In December 2000, plaintiffs filed an amended complaint and a motion for class certification. A hearing on plaintiffs' motion for class certification is scheduled for March 2001.

Certain Other Actions

- National Cheese Exchange Cases: Since 1996, seven putative class actions have been filed alleging that Kraft and others engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange. Plaintiffs seek injunctive and equitable relief and treble damages. Two of the actions were voluntarily dismissed by plaintiffs after class certification was denied. Two other actions were dismissed in 1998 after Kraft's motions to dismiss were granted, and plaintiffs appealed those dismissals. In one of those cases, in February 2000, the appellate court reversed the trial court's decision to dismiss the case, and the case is currently pending in the trial court. In the other of those cases, in December 2000, the court reversed the trial court's decision to dismiss the case, and defendants have sought a rehearing in the court of appeals. The remaining three cases were consolidated in state court in Wisconsin, and in November 1999, the court granted Kraft's motion for summary judgment. Plaintiffs have appealed.

- Italian Tax Matters: One hundred eighty-eight tax assessments alleging the nonpayment of taxes in Italy (value-added taxes for the years 1988 to 1995 and income taxes for the years 1987 to 1995) have been served upon certain affiliates of the Company. The aggregate amount of alleged unpaid taxes assessed to date is the Italian lira equivalent of $2.2 billion. In addition, the Italian lira equivalent of $3.2 billion in interest and penalties has been assessed. The Company anticipates that value-added and income tax assessments may also be received with respect to subsequent years. All of the assessments are being vigorously contested. To date, the Italian administrative tax court in Milan has overturned 184 of the assessments. The decisions to overturn 154 assessments have been appealed by the tax authorities to the regional appellate court in Milan. To date, the regional appellate court has rejected 51 of the appeals filed by the tax authorities. The tax authorities have appealed 31 of the 51 decisions of the regional appellate court to the Italian Supreme Court. The remaining 20 decisions are expected to be appealed as well. In a separate proceeding in Naples, in October 1997, a court dismissed charges of criminal association against certain present and former officers and directors of affiliates of the Company, but permitted tax evasion and related charges to remain pending. In February 1998, the criminal court in Naples determined that jurisdiction was not proper, and the case file was transmitted to the public prosecutor in Milan. In December 2000, the Milan prosecutor took certain procedural steps that may indicate his intention to recommend that charges be pursued against certain of these present and former officers and directors. The Company, its affiliates and the officers and directors who are subject to the proceedings believe they have complied with applicable Italian tax laws and are vigorously contesting the pending assessments and proceedings.

                               -------------------

     It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties. Unfavorable verdicts awarding compensatory and punitive damages have been returned in the Engle smoking and health class action trial, and judgment has been entered against PM Inc. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the Engle case. Three individual smoking and health cases in which PM Inc. is a defendant have been decided unfavorably at the trial court level and are in the process of being appealed. An unfavorable outcome or settlement of a pending smoking and health or health care cost recovery case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

     Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. The present legislative and litigation environment is substantially uncertain, and it is possible that the Company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, the Company and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of the Company's stockholders to do so.

Note 16. Quarterly Financial Data (Unaudited):

(in millions, except per share data)               2000 Quarters
                                   1st           2nd           3rd           4th
================================================================================
Operating revenues             $20,040       $20,844       $20,058       $19,414
================================================================================
Gross profit                   $ 8,287       $ 8,906       $ 8,486       $ 8,449
================================================================================
Net earnings                   $ 2,009       $ 2,171       $ 2,319       $ 2,011
================================================================================
Per share data:
    Basic EPS                  $  0.87       $  0.96       $  1.04       $  0.91
================================================================================
    Diluted EPS                $  0.87       $  0.95       $  1.03       $  0.90
================================================================================
    Dividends declared         $  0.48       $  0.48       $  0.53       $  0.53
================================================================================
    Market price--high         $ 24.63       $ 28.75       $ 34.00       $ 45.94
                --low          $ 18.69       $ 20.38       $ 23.00       $ 29.56
================================================================================
(in millions, except per share data)               1999 Quarters
                                   1st           2nd           3rd           4th
================================================================================
Operating revenues             $19,497       $19,810       $19,878       $19,411
================================================================================
Gross profit                   $ 7,874       $ 8,080       $ 8,041       $ 8,195
================================================================================
Net earnings                   $ 1,787       $ 2,030       $ 2,001       $ 1,857
================================================================================
Per share data:
    Basic EPS                  $  0.74       $  0.84       $  0.84       $  0.79
================================================================================
    Diluted EPS                $  0.73       $  0.84       $  0.84       $  0.79
================================================================================
    Dividends declared         $  0.44       $  0.44       $  0.48       $  0.48
================================================================================
    Market price--high         $ 55.56       $ 43.00       $ 41.19       $ 35.50
                --low          $ 34.00       $ 33.13       $ 33.81       $ 21.25
================================================================================

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the total for the year.

     During 2000, the Company recorded a $139 million pre-tax gain related to the sale of a French confectionery business in the third quarter and a $100 million pre-tax gain related to the sale of beer rights in the fourth quarter.

     During 1999, the Company recorded pre-tax charges primarily for voluntary early retirement and separation programs ("VERS"), a factory closure and related capacity reduction in Brazil and asset impairments in the beer segment as follows:

(in millions)                                      1999 Quarters
                                   1st           2nd           3rd           4th
================================================================================
VERS                              $287           $45           $  8
Brazil factory closure                                          136
Beer asset impairments                                                       $29
--------------------------------------------------------------------------------
                                  $287           $45           $144          $29
================================================================================

                                 --------------
     The principal stock exchange, on which the Company's common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2001, there were approximately 135,600 holders of record of the Company's common stock.

Report of Independent Accountants



================================================================================

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                            /s/ PricewaterhouseCoopers LLP

New York, New York
January 29, 2001





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