Form 10-K405, Exhibit 13
period 2001-12-31
PHILIP MORRIS COMPANIES INC
filed 2002-03-19
CIK 764180

Financial Review

Contents

20 Management's Discussion and Analysis of Financial Condition and Results of Operations

36    Selected Financial Data -- Five-Year Review

37    Consolidated Balance Sheets

38    Consolidated Statements of Earnings and Consolidated Statements of Cash
      Flows

40    Consolidated Statements of Stockholders' Equity

41    Notes to Consolidated Financial Statements

60    Report of Independent Accountants

60    Company Report on Financial Statements



[Logo of L&M] [Logo of Milka] [Logo of Altoids]

[Logo of Lunchables] [Logo of Marlboro] [Logo of Miller Lite]

[Logo of Kraft] [Logo of Kool-Aid] [Logo of Carte Noire]

Management's Discussion and Analysis of Financial Condition and Results of Operations

Philip Morris Companies Inc., through its wholly-owned subsidiaries, Philip Morris Incorporated ("PM Inc."), Philip Morris International Inc. ("PMI") and Miller Brewing Company ("Miller"), and its majority owned (83.9%) subsidiary, Kraft Foods Inc. ("Kraft"), is engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese, convenient meals and beer. Philip Morris Capital Corporation ("PMCC"), another wholly-owned subsidiary, is primarily engaged in leasing activities. During November 2001, the Company announced that it would ask stockholders at its next Annual Meeting of Stockholders in April 2002 to approve changing the Company's name from Philip Morris Companies Inc. to Altria Group, Inc. All subsequent references to "the Company" include Philip Morris Companies Inc. and its subsidiaries.

      Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission ("SEC"), requires all registrants to discuss critical accounting policies or methods used in the preparation of financial statements. Note 2 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. However, in the opinion of management, the Company does not have any individual accounting policy which is critical to the preparation of its consolidated financial statements. This is due principally to the definitive nature of accounting requirements for the Company's consumer products businesses. Also, in many instances, the Company must use an accounting policy or method because it is the only policy or method permitted under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a review of the more significant accounting policies and methods used by the Company:

- Revenue Recognition: As required by U.S. GAAP, the Company recognizes operating revenues for its consumer product businesses upon shipment of products to customers when title and risk of loss pass to its customers. Provisions and allowances for sales returns and bad debts are also recorded in the Company's consolidated financial statements. The amounts recorded for these provisions and related allowances are not significant to the Company's consolidated financial position or results of operations. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company will adopt new required accounting standards mandating that certain costs currently reported as marketing expenses be shown as a reduction of operating revenues and as an increase in cost of sales and excise taxes on products. As a result, previously reported revenues will be reduced by approximately $9.1 billion, $6.9 billion and $5.9 billion for 2001, 2000 and 1999, respectively. The adoption of the new accounting standards will have no impact on net earnings or basic or diluted earnings per share.

- Depreciation and Amortization: The Company depreciates its property, plant and equipment and amortizes its goodwill and other intangible assets using straight-line methods. Through December 31, 2001, the Company used forty years to amortize goodwill and other intangible assets, in recognition of the strength of its brands, which resulted in amortization expense of $1.0 billion for the year ended December 31, 2001. Beginning on January 1, 2002, with the adoption of a new required accounting standard, the Company will no longer be required to amortize a substantial portion of its goodwill and other intangible assets. As a result, the Company estimates that amortization expense will approximate $10 million for the year ending December 31, 2002. The Company will also continue to review annually its goodwill and other intangible assets for possible impairment or loss of value. However, the Company does not currently anticipate having to record an impairment loss when it adopts the new standard.

- Marketing Costs: As required by U.S. GAAP, the Company records marketing costs as an expense in the period to which such costs relate. The Company does not defer the recognition of any amounts on its consolidated balance sheets with respect to marketing costs. The Company expenses advertising costs as incurred, which is the period in which the related advertisement initially appears. The Company records consumer incentive and trade promotion costs as an expense in the period in which these programs are offered, based on estimates of utilization and redemption rates that are developed from historical information. As discussed above under "Revenue Recognition," beginning January 1, 2002, the Company will adopt previously mentioned revenue recognition accounting standards mandating that certain costs currently reported as marketing expense be shown as a reduction of operating revenues and as an increase in cost of sales and excise taxes on products. As a result, previously reported amounts for marketing, administration and research costs will be reduced by approximately $9.9 billion, $7.6 billion and $6.4 billion for 2001, 2000 and 1999, respectively. The adoption of the new accounting standards will have no impact on net earnings or basic or diluted earnings per share.

- Hedging Instruments: As of January 1, 2001, the Company adopted the provisions of a new required accounting standard, which reduced net earnings by $6 million and increased other comprehensive earnings by $15 million. The new accounting standard requires that the fair value of all derivative financial instruments be recorded on the Company's consolidated balance sheet as assets or liabilities. Substantially all of the Company's derivative financial instruments are effective as hedges under the new standard; accordingly, the changes in their fair value are recognized in earnings when the related hedged items are recorded in earnings. During 2001, the Company recognized deferred gains of $84 million in income, which offset the impact of losses on the related hedged items. In
Note 15 of the notes to consolidated financial statements, the Company has included a detailed discussion of the types of exposures that are periodically hedged, as well as a summary of the various instruments which the Company utilizes. The Company does not use derivative financial instruments for speculative purposes.

- Contingencies: As discussed in Note 16. Contingencies, of the notes to the consolidated financial statements ("Note 16"), legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Company. In 1998, PM Inc. and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the "MSA") with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM Inc. and certain other United States tobacco product manufacturers had previously settled similar claims brought by four other states (together with the MSA, the "State Settlement Agreements"). As part of the MSA, PM Inc. and three other domestic tobacco product manufacturers agreed to establish and fund a trust to provide aid to tobacco growers and quota-holders. The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap. These payment obligations, which are subject to adjustment for the factors mentioned above, are the several and not joint obligations of each settling defendant. Industry payments under the settlement agreement are: 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and, thereafter, $9.4 billion each year. PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers' domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM Inc. records its portion of ongoing settlement payments as cost of sales as product is shipped. During the year ended December 31, 2001, PM Inc. recognized $5.9 billion as part of cost of sales for the payments under the State Settlement Agreements and to fund the trust for tobacco growers and quota-holders.

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties. Unfavorable verdicts awarding compensatory and punitive damages against PM Inc. have been returned in the Engle smoking and health class action, several individual smoking and health cases and a health care cost recovery case and are being appealed. It is possible that there could be further adverse developments in these cases and that additional cases could be decided unfavorably. An unfavorable outcome or settlement of a pending smoking and health or health care cost recovery case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

      Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation, and the Company has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. The present legislative and litigation environment is substantially uncertain, and it is possible that the Company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it, as well as valid bases for appeal for adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, the Company and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of the Company's stockholders to do so.

- Employee Benefit Plans: The Company and its subsidiaries provide a range of benefits to their employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). The Company records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 13 to the consolidated financial statements, are reasonable based on advice from its actuaries and information as to assumptions used by other employers.

PMCC is primarily engaged in leasing activities. PMCC's operating revenues and operating companies income approximated less than 2% of the Company's consolidated operating revenues and operating companies income for the year ended December 31, 2001. The accounting principle used by PMCC for revenue recognition, which is prescribed by U.S. GAAP, differs from that used by the Company's consumer products businesses. A summary of this policy is as follows:

- Leasing: A substantial portion, or over 60%, of PMCC's operating revenues relate to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in finance assets, net, on the Company's consolidated balance sheets, and is subsequently recorded as revenue over the life of the related leases at a constant after-tax rate of return. The remainder of PMCC's operating revenues consist primarily of amounts related to direct finance leases, with income initially recorded as unearned and recognized in operating revenues over the life of the leases at a constant pre-tax rate of return.

      The Company's investment in leases is included in finance assets, net, on the consolidated balance sheet as of December 31, 2001. As required by U.S. GAAP, the Company's investment in leases is presented on a net basis and consists of lease receivables and estimated residual values, reduced by non-recourse debt (which is collateralized by the assets under lease and lease receivables) and unearned income. Estimated residual values represent the Company's estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC management based on a number of factors, including appraisals, activity in the relevant industry and other factors. If necessary, revisions to reduce the residual values are recorded. Such review has not resulted in adjustments to PMCC's operating revenues or results of operations for the periods presented. For a further discussion of the Company's investment in leveraged leases, see the section entitled "Leveraged Leases" within the Company's Financial Review of Debt and Liquidity.

                                   ----------

The preparation of all financial statements includes the use of estimates and assumptions that affect a number of amounts included in the Company's financial statements, including among other things, employee benefit costs and related disclosures, inventories under the last-in, first-out ("LIFO") method, marketing costs (advertising, consumer incentives and trade promotions), income taxes and contingencies. The Company bases its estimates on historical experience and other assumptions which it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company's results of operations for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between the Company's estimates and actual amounts in any year, have not had a significant impact on its consolidated financial statements.

Consolidated Operating Results

(in millions)
--------------------------------------------------------------------------------
                                           2001           2000           1999
--------------------------------------------------------------------------------
Operating Revenues
Domestic tobacco                         $ 24,784       $ 22,658       $ 19,596
International tobacco                      26,586         26,374         27,506
North American food                        25,106         18,461         17,897
International food                          8,769          8,071          8,900
Beer                                        4,244          4,375          4,342
Financial services                            435            417            355
--------------------------------------------------------------------------------
Operating revenues                       $ 89,924       $ 80,356       $ 78,596
================================================================================

(in millions)
--------------------------------------------------------------------------------
                                            2001           2000           1999
--------------------------------------------------------------------------------
Operating Income
Domestic tobacco                         $  5,264       $  5,350       $  4,865
International tobacco                       5,406          5,211          4,968
North American food                         4,796          3,547          3,190
International food                          1,239          1,208          1,063
Beer                                          481            650            511
Financial services                            296            262            228
--------------------------------------------------------------------------------
Operating companies income                 17,482         16,228         14,825
General corporate expenses                   (766)          (831)          (627)
Amortization of goodwill and
  other intangibles                        (1,014)          (591)          (582)
--------------------------------------------------------------------------------
Operating income                         $ 15,702       $ 14,806       $ 13,616
================================================================================

Items Affecting Comparability

Several events occurred in 2001, 2000 and 1999 that affected the comparability of income statement amounts. In order to isolate the impact of these events and disclose underlying business trends, comparisons will be disclosed both including and excluding these events, which are as follows:

- Nabisco Acquisition: On December 11, 2000, the Company acquired all of the outstanding shares of Nabisco Holdings Corp. ("Nabisco") for $55 per share in cash, through its subsidiary Kraft. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed by the Company through the issuance of $12.2 billion of short-term obligations and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Nabisco's balance sheet was consolidated with the Company as of December 31, 2000; however, Nabisco's earnings subsequent to December 11, 2000 were not included in the consolidated operating results of the Company in 2000 since such amounts were insignificant. Beginning January 1, 2001, Nabisco's earnings have been included in the consolidated operating results of the Company. The Company's interest cost on borrowings associated with acquiring Nabisco has been included in interest and other debt expense, net, in the Company's consolidated statements of earnings for the years ended December 31, 2001 and 2000.

- Kraft IPO: On June 13, 2001, Kraft completed an initial public offering ("IPO") of 280,000,000 shares of its Class A common stock at a price of $31.00 per share. The Company used the IPO proceeds, net of underwriting discount and expenses, of $8.4 billion to retire a portion of the debt incurred to finance the acquisition of Nabisco. After the completion of the IPO, the Company owns approximately 83.9% of the outstanding shares of Kraft's capital stock through the Company's ownership of 49.5% of Kraft's Class A common stock and 100% of Kraft's Class B common stock. Kraft's Class A common stock has one vote per share while Kraft's Class B common stock has ten votes per share. Therefore, the Company holds 97.7% of the combined voting power of Kraft's outstanding common stock.

- Litigation Related Expense: As discussed in Note 16, on May 7, 2001, the trial court in the Engle class action approved a stipulation and agreed order among PM Inc., certain other defendants and the plaintiffs providing that the execution or enforcement of the punitive damages component of the judgment in that case will remain stayed through the completion of all judicial review. As a result of the stipulation, PM Inc. placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, the Company has recorded a $500 million pre-tax charge in marketing, administration and research costs in the consolidated statement of earnings of the domestic tobacco segment for the year ended December 31, 2001. In July 2001, PM Inc. also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM Inc. should it prevail in its appeal of the case. The $1.2 billion escrow account is included in the December 31, 2001 consolidated balance sheet as other assets. Interest income on the $1.2 billion escrow account is paid to PM Inc. quarterly and is being recorded as earned in the Company's consolidated statement of earnings.

- Sale of Food Factory and Integration Costs: During 2001, the Company recorded pre-tax charges of $53 million for site reconfigurations and other consolidation programs in the United States. In addition, the Company recorded a pre-tax charge of $29 million to close a North American food factory. These pre-tax charges, which aggregate $82 million, were included in marketing, administration and research costs in the consolidated statement of earnings of the North American food segment.

- Contract Brewing Charge: During 2001, the Company revised the terms of a contract brewing agreement with Pabst Brewing Co. ("Pabst"), which resulted in pre-tax charges of $19 million in marketing, administration and research costs in the consolidated statement of earnings of the beer segment.

- Sale of Molson Rights in the U.S.: During 2000, the Company's beer business sold its rights to Molson trademarks in the United States ("Molson Sale") and recorded a pre-tax gain of $100 million in marketing, administration and research costs in the consolidated statement of earnings of the beer segment.

- Sale of French Confectionery Business: During 2000, the Company sold a French confectionery business ("French Confectionery Sale") and recorded a pre-tax gain of $139 million in marketing, administration and research costs in the consolidated statement of earnings of the international food segment.

- Century Date Change: During the fourth quarter of 1999, the Company's customers purchased additional product in anticipation of potential Century Date Change ("CDC") related disruptions. These incremental shipments would have normally been made during the first quarter of 2000. The increased shipments in 1999 resulted in incremental operating revenues and operating companies income in 1999 of approximately $225 million and $100 million, respectively, and corresponding decreases in operating revenues and operating companies income in 2000.

2001 compared with 2000

Operating revenues for 2001 increased $9.6 billion (11.9%) over 2000, due primarily to the acquisition of Nabisco and an increase in revenues from the Company's domestic tobacco operations. Including the incremental CDC revenues in the first quarter of 2000, and excluding the revenues of businesses divested since the beginning of 2000, operating revenues for 2001 increased $9.6 billion (12.0%) over 2000. Operating revenues would have increased 2.3% over 2000 had the acquisition of Nabisco occurred on January 1, 2000.

      Operating income for 2001 increased $896 million (6.1%) over 2000. Including the incremental CDC income in 2000 and excluding the previously discussed unusual items from each year, as well as the results from operations divested since the beginning of 2000, operating income for 2001 increased $1.7 billion (11.5%) over 2000, due primarily to higher operating income from the Company's food and tobacco operations, partially offset by higher goodwill amortization relating to the acquisition of Nabisco. Operating income would have increased 7.3% had the acquisition of Nabisco occurred on January 1, 2000.

      Operating companies income, which is defined as operating income before general corporate expenses and amortization of goodwill, increased $1.3 billion (7.7%) over 2000, due primarily to the Nabisco acquisition, partially offset by the 2001 litigation related expense. Including the incremental CDC income in 2000 and excluding the unusual items from each year, as well as the results from operations divested since the beginning of 2000, operating companies income increased $2.0 billion (12.7%). Operating companies income would have increased 6.1% had the acquisition of Nabisco occurred on January 1, 2000, due primarily to higher results from the Company's tobacco and food operations.

      Currency movements have decreased operating revenues by $1.9 billion ($1.1 billion, after excluding the impact of currency movements on excise taxes) and operating companies income by $449 million from 2000. Declines in operating revenues and operating companies income are due primarily to the strength of the U.S. dollar against the euro, the Turkish lira and Asian currencies. Although the Company cannot predict future movements in currency rates, the strength of the U.S. dollar, primarily against the euro and Asian currencies, if sustained during 2002, could continue to have an unfavorable impact on operating revenues and operating companies income comparisons with 2001.

      Interest and other debt expense, net, of $1.4 billion for 2001 increased $699 million over 2000. This increase was due primarily to higher average debt outstanding in 2001, as a result of the Nabisco acquisition. The Kraft IPO proceeds, net of underwriting discount and expenses, of $8.4 billion were used to retire a portion of the debt incurred as a result of the Nabisco acquisition.

      During 2001, the Company's effective tax rate decreased by 0.8 percentage points to 37.9%. This change primarily reflects the reversal in 2001 of previously accrued taxes for certain foreign jurisdictions where the Company has received favorable closings of audits by taxing authorities.

      Diluted and basic earnings per share ("EPS") after the cumulative effect of an accounting change, of $3.87 and $3.92, respectively, for 2001, increased by 3.2% and 4.0%, respectively, over 2000. Net earnings of $8.6 billion for 2001 increased $50 million (0.6%) over 2000. These results include the unusual items previously discussed. Excluding the after-tax impact of the unusual items, net earnings increased 5.9% to $8.9 billion, diluted EPS increased 8.9% to $4.04 and basic EPS increased 9.7% to $4.09.

2000 compared with 1999

Operating revenues for 2000 increased $1.8 billion (2.2%) over 1999, due primarily to an increase in revenues from the Company's domestic tobacco operations. The operating revenue comparison was adversely affected by approximately $225 million of incremental sales made during the fourth quarter of 1999, as the Company's customers planned for potential business failures related to the CDC. Including the incremental CDC revenues in the first quarter of 2000, and excluding the revenues of several small international food businesses divested since the beginning of 1999, operating revenues for 2000 increased 3.2% over 1999.

      Operating income for 2000 increased $1.2 billion (8.7%) over 1999. Operating income for 2000 includes pre-tax gains related to the French Confectionery Sale and the Molson Sale. Operating income for 1999 includes pre-tax charges of $319 million related to domestic and international tobacco factory closures, $157 million related to a domestic food separation program and $29 million related to the write-down of three brewing facilities to their estimated fair values. In addition, the operating income comparison was adversely affected by approximately $100 million of operating income from the incremental CDC sales made in 1999. Including the incremental CDC income in 2000 and excluding the previously discussed pre-tax gains and pre-tax charges in each year, as well as the results from operations divested since the beginning of 1999, operating income for 2000 increased 4.9% over 1999, due primarily to higher operating results from all segments, partially offset by higher general corporate expenses of $204 million. The increase in general corporate expenses was due primarily to higher spending on the Company's corporate image campaign.

      Operating companies income increased $1.4 billion (9.5%) over 1999, due primarily to higher operating results from all segments, the impact of the 2000 pre-tax gains and 1999 pre-tax charges, partially offset by incremental CDC income. Including the incremental CDC income in 2000 and excluding the 2000 pre-tax gains and 1999 pre-tax charges, as well as the results from operations divested since the beginning of 1999, operating companies income for 2000 increased 5.9% over 1999.

      Currency movements decreased operating revenues by $2.9 billion ($1.6 billion, excluding excise taxes) and operating companies income by $495 million from 1999. Decreases in operating revenues and operating companies income were due primarily to the strength of the U.S. dollar against the euro.

      Interest and other debt expense, net, decreased $76 million (9.6%) in 2000 from 1999. This decrease was due primarily to lower levels of average debt outstanding and higher interest income on cash and cash equivalents.

      Diluted and basic EPS, which were $3.75 and $3.77, respectively, for 2000, increased by 17.6% and 17.4%, respectively, over 1999. Net earnings of $8.5 billion in 2000 increased 10.9% over 1999. These results include the pre-tax gains and charges, as well as the impact of the incremental CDC income. After adjusting for the effect of these unusual items, net earnings increased 6.3% to $8.4 billion, and diluted and basic EPS increased 12.4% and 12.7% to $3.71 and $3.73, respectively.

- Century Date Change: The Company did not experience any material disruptions to its businesses as a result of the CDC. The Company's increases in 1999 year-end inventories and trade receivables caused by preemptive CDC contingency plans resulted in incremental cash outflows during 1999 of approximately

$300 million. The cash outflows reversed in the first quarter of 2000. In addition, certain operating subsidiaries of the Company had increased shipments in the fourth quarter of 1999, because customers purchased additional product in anticipation of potential CDC-related disruptions. The increased shipments in 1999 resulted in incremental operating revenues and operating companies income in 1999 of approximately $225 million and $100 million, respectively, and corresponding decreases in operating revenues and operating companies income in 2000.

- Euro: Twelve of the fifteen member countries of the European Union have established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency--the euro. In January 2002, the new euro-denominated currency (bills and coins) was issued. The Company's operating subsidiaries affected by the euro conversion have addressed the systems and business issues raised by the euro currency conversion. These issues included, among others: (1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions; and (2) the competitive impact of cross-border price transparency, which makes it more difficult for businesses to charge different prices for the same products on a country-by-country basis. The euro conversion has not had, and the Company currently anticipates that it will not have, a material adverse impact on its financial condition or results of operations.

Operating Results by Business Segment

Tobacco

Business Environment

The tobacco industry, both in the United States and abroad, has faced, and continues to face, a number of issues that may adversely affect the business, volume, results of operations, cash flows and financial position of PM Inc., PMI and the Company.

      These issues, some of which are more fully discussed below, include pending and threatened smoking and health litigation and certain jury verdicts against PM Inc., including a $74 billion punitive damages verdict in the Engle smoking and health class action case discussed in Note 16 and punitive damages awards in individual smoking and health cases discussed in Note 16; the civil lawsuit filed by the United States federal government against various cigarette manufacturers and others discussed in Note 16; legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke ("ETS"); price increases in the United States related to the settlement of certain tobacco litigation; actual and proposed excise tax increases in the United States and foreign markets; diversion into the United States market of products intended for sale outside the United States; governmental investigations; actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information; governmental and private bans and restrictions on smoking; actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States; actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales outside the United States; actual and proposed legislation in Congress, the state of New York and other jurisdictions inside and outside the United States to require the establishment of fire-safety standards for cigarettes; the diminishing social acceptance of smoking and increased pressure from tobacco control advocates and unfavorable press reports; and other tobacco legislation that may be considered by Congress, the states and other jurisdictions inside and outside the United States.

- Excise Taxes: Cigarettes are subject to substantial federal, state and local excise taxes in the United States and to similar taxes in most foreign markets. In general, such taxes have been increasing. The United States federal excise tax on cigarettes is currently $0.39 per pack of 20 cigarettes. In the United States, state and local sales and excise taxes vary considerably and, when combined with sales taxes, local taxes and the current federal excise tax, may be as high as $2.00 per pack in a given locality in the United States. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and significant increases in excise and other cigarette-related taxes have been proposed or enacted at the state and local levels within the United States and in many jurisdictions outside the United States. In the European Union (the "EU"), taxes on cigarettes vary considerably and currently may be as high as the equivalent of $4.88 per pack on the most popular brands. In Germany, where total tax on cigarettes is currently equivalent to $1.96 per pack on the most popular brands, the excise tax is scheduled to increase by approximately $0.17 per pack by January 2003.

      In the opinion of PM Inc. and PMI, increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Any future increases, the extent of which cannot be predicted, could result in volume declines for the cigarette industry, including PM Inc. and PMI, and might cause sales to shift from the premium segment to the discount segment.

- Tar and Nicotine Test Methods and Brand Descriptors: Jurisdictions around the world have questioned the utility of standardized test methods to measure tar and nicotine yields of cigarettes. In September 1997, the United States Federal Trade Commission ("FTC") issued a request for public comment on its proposed revision of its "tar" and nicotine test methodology and reporting procedures established by a 1970 voluntary agreement among domestic cigarette manufacturers. In February 1998, PM Inc. and three other domestic cigarette manufacturers filed comments on the proposed revisions. In November 1998, the FTC wrote to the Department of Health and Human Services ("HHS") requesting its assistance in developing specific recommendations on the future of the FTC's program for testing the "tar," nicotine and carbon monoxide content of cigarettes. In November 2001, the National Cancer Institute, issued a report as a part of HHS' response to the FTC's request. The report concluded, among other things, that because there was no meaningful difference in smoke exposure or risk to smokers between cigarettes with different machine-measured tar and nicotine yields, the marketing of low yield cigarettes was deceptive. Similarly, public health officials in other countries and the EU have questioned the relevance of the related International Standards Organization's test method for measuring tar, nicotine and carbon monoxide yields. The EU Commission has been directed to establish a committee to address, among other things, alternative methods for measuring tar, nicotine and carbon monoxide yields. In addition, public health authorities in the United States, the EU, Brazil and other countries have called for the prohibition of the use of brand descriptors such as "Lights" and "Ultra Lights." In the United States, as of December 31, 2001, there were 11 putative class actions pending against PM Inc. and the Company in which plaintiffs allege, among other things, that the use of the terms "Lights" and/or "Ultra Lights," constitutes deceptive and unfair trade practices.

- Food and Drug Administration ("FDA") Regulations: In August 1996, the FDA promulgated regulations asserting jurisdiction over cigarettes as "drugs" or "medical devices" under the provisions of the Food, Drug and Cosmetic Act ("FDCA"). The regulations, which included severe restrictions on the distribution, marketing and advertising of cigarettes, and would have required the industry to comply with a wide range of labeling, reporting, recordkeeping, manufacturing and other requirements, were declared invalid by the United States Supreme Court in March 2000. The Company has stated that while it continues to oppose FDA regulation over cigarettes as "drugs" or "medical devices" under the provisions of FDCA, it would support new legislation that would provide for reasonable regulation by the FDA of cigarettes as cigarettes. Currently, there are several bills pending in Congress that, if enacted, would give the FDA authority to regulate tobacco products. The bills take a variety of approaches to the issue of the FDA's proposed regulation of tobacco products ranging from codification of the original FDA regulations under the "drug" and "medical device" provisions of the FDCA to the creation of provisions that would apply uniquely to tobacco products. All of the pending legislation could result in substantial federal regulation of the design, performance, manufacture and marketing of cigarettes. The ultimate outcome of the pending bills cannot be predicted.

- Ingredient Disclosure Laws: Jurisdictions inside and outside the United States have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose the ingredients used in the manufacture of cigarettes, and in certain cases, to provide toxicological information supporting the use of ingredients. In the United States, the Commonwealth of Massachusetts has enacted legislation to require cigarette manufacturers to report the flavorings and other ingredients used in each brand-style of cigarettes sold in the Commonwealth. Cigarette manufacturers sued to have the statute declared unconstitutional, arguing that it could result in the public disclosure of valuable proprietary information. In September 2000, the district court granted the plaintiffs' motion for summary judgment and permanently enjoined the defendants from requiring cigarette manufacturers to disclose brand-specific information on ingredients in their products, and defendants appealed. In October 2001, the United States Court of Appeals for the First Circuit reversed the district court's decision, holding that the Massachusetts disclosure statute does not constitute an impermissible taking of private property. In November 2001, the First Circuit granted the cigarette manufacturers' petition for rehearing en banc and withdrew the prior opinion. The First Circuit, sitting en banc, heard oral argument in January 2002. The ultimate outcome of this lawsuit cannot be predicted. Similar legislation has been enacted or proposed in other states and in jurisdictions outside the United States, including the EU. Under the EU product directive described below, tobacco companies must disclose the use of, and provide toxicological information about, all ingredients by October 2002. PMI has voluntarily disclosed ingredients in its brands in a number of EU member states and in other countries. Other jurisdictions have enacted or proposed legislation that would require the submission of toxicological information about ingredients and would permit governments to prohibit their use.

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

      It is the policy of each of PM Inc. and PMI to support a single, consistent public health message on the role played by cigarette smoking in the development of diseases in smokers, and on smoking and addiction. It is also their policy in relation to these issues and the health effects of exposure to ETS to defer to the judgment of public health authorities as to the text of health warning messages that will best serve the public interest.

      In 1999, PM Inc. and PMI established web sites that include, among other things, views of public health authorities on smoking, disease causation in smokers, addiction and ETS. In October 2000, the sites were updated to reflect PM Inc.'s and PMI's agreement with the overwhelming medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The web sites advise smokers, and those considering smoking, to rely on the messages of public health authorities in making all smoking-related decisions.

      The sites also state that government agencies have concluded that ETS causes diseases--including lung cancer and heart disease--in nonsmokers. PM Inc. and PMI recognize and accept that many people have health concerns regarding ETS. In addition, because of concerns relating to conditions such as asthma and respiratory infections, PM Inc. and PMI believe that particular care should be exercised where children are concerned, and that smokers who have children--particularly young ones--should seek to minimize their exposure to ETS.

- The World Health Organization's Framework Convention for Tobacco Control: The World Health Organization has begun negotiations regarding a proposed Framework Convention for Tobacco Control. The proposed treaty would require signatory nations to enact legislation that would require, among other things, specific actions to prevent youth smoking; restrict tobacco product marketing; inform the public about the health consequences of smoking and the benefits of quitting; regulate the content of tobacco products; impose new package warning requirements including the use of pictorial or graphic images; eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase and harmonize cigarette excise taxes; abolish duty-free tobacco sales; and permit and encourage litigation against tobacco product manufacturers. PM Inc. and PMI have stated that they would support a treaty that member states could consider for ratification, based on the following four principles: (1) smoking-related decisions should be made on the basis of a consistent public health message; (2) effective measures should be taken to prevent minors from smoking; (3) the right of adults to choose to smoke should be preserved; and (4) all manufacturers of tobacco products should compete on a level playing field. The outcome of the treaty negotiations cannot be predicted.

- Other Legislative Initiatives: In recent years, various members of the United States Congress have introduced legislation, some of which has been the subject of hearings or floor debate, that would subject cigarettes to various regulations under the HHS or regulation under the Consumer Products Safety Act, establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities, further restrict the advertising of cigarettes, require additional warnings, including graphic warnings, on packages and in advertising, eliminate or reduce the tax deductibility of tobacco advertising, provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law, and allow state and local governments to restrict the sale and distribution of cigarettes. Legislative initiatives affecting the regulation of the tobacco industry have also been considered in a number of jurisdictions outside the United States. The EU has issued a directive on tobacco product regulation that, among other things, reduces maximum permitted levels of tar, nicotine and carbon monoxide yields to 10, 1 and 10 milligrams respectively, requires manufacturers to disclose ingredients and toxicological data on ingredients, requires health warnings on the front of a pack that cover at least 30% of the front panel and 14 rotational warnings that cover no less than 40% of the back panel, requires the health warnings to be surrounded by a black border, requires the printing of tar, nicotine and carbon monoxide numbers on the side panel of the pack at a minimum size of 10% of the side panel, and as described above, prohibits the use of texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others. The EU's member states are in the process of drafting and adopting legislation that will implement the provisions of the directive. The European Commission is also considering a new directive that would further restrict tobacco marketing and advertising in the EU. Tobacco control legislation addressing the manufacture, marketing and sale of tobacco products has been proposed in numerous other jurisdictions.

      In August 2000, New York State enacted legislation that requires the State's Office of Fire Prevention and Control to promulgate by January 1, 2003 fire-safety standards for cigarettes sold in New York. The legislation requires that cigarettes sold in New York stop burning within a time period to be specified by the standards or meet other performance standards set by the Office of Fire Prevention and Control. All cigarettes sold in New York will be required to meet the established standards within 180 days after the standards are promulgated. It is not possible to predict the impact of this law on PM Inc. until the standards are published. Similar legislation is being considered in other states and localities and at the federal level, as well as in jurisdictions outside the United States.

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

- Governmental Investigations: In June 2001, the competition authorities in Italy and Turkey initiated separate investigations into business activities among participants in the cigarette markets of those countries. The order initiating the Italian investigation named the Company and certain of its affiliates as well as all other parties purportedly engaged in the sale of cigarettes in Italy, including the Italian state tobacco monopoly. The Turkish investigation is directed at one of the Company's Turkish affiliates and another cigarette manufacturer. In 2001, authorities in Australia initiated an investigation into use of descriptors, alleging that their use was false and misleading. The investigation is directed at one of the Company's Australian affiliates and other cigarette manufacturers. While it is not possible to predict the outcome of these investigations, the Company and its affiliates believe they have meritorious responses to the matters being investigated. They are cooperating with the investigations and are prepared to vigorously contest any findings of unlawful conduct that may result from the investigations.

- Tobacco-Related Litigation: There is substantial litigation pending related to tobacco products in the United States and certain foreign jurisdictions, including the Engle class action case in Florida, in which PM Inc. is a defendant, and a civil health care cost recovery action filed by the United States Department of Justice in September 1999 against domestic tobacco manufacturers and others, including PM Inc. and the Company. (See Note 16 for a discussion of such litigation.)

- State Settlement Agreements: As discussed in Note 16, during 1997 and 1998, PM Inc. and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements provide for substantial annual payments. They also place numerous restrictions on the tobacco industry's conduct of its business operations, including restrictions on the advertising and marketing of cigarettes. Among these are restrictions or prohibitions on the following: targeting youth; use of cartoon characters; use of brand name sponsorships and brand name non-tobacco products; outdoor and transit brand advertising; payments for product placement; and free sampling. In addition, the settlement agreements require companies to affirm corporate principles to reduce underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry's ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

Operating Results

(in millions)              Operating Revenues           Operating Companies Income
------------------------------------------------------------------------------------
                     2001        2000        1999        2001        2000       1999
------------------------------------------------------------------------------------
Domestic
  tobacco         $24,784     $22,658     $19,596     $ 5,264     $ 5,350     $4,865
International
  tobacco          26,586      26,374      27,506       5,406       5,211      4,968
------------------------------------------------------------------------------------
Total             $51,370     $49,032     $47,102     $10,670     $10,561     $9,833
====================================================================================

2001 compared with 2000

- Domestic tobacco: During 2001, PM Inc.'s operating revenues increased $2.1 billion (9.4%) over 2000, due primarily to higher pricing ($2.6 billion) and improved mix, partially offset by lower volume ($525 million).

      Operating companies income for 2001 decreased $86 million (1.6%) from 2000, due primarily to higher marketing, administration and research costs ($1.2 billion, primarily marketing), the 2001 Engle litigation related expense ($500 million) and lower volume ($403 million), partially offset by price increases, net of cost increases ($2.0 billion) and improved mix. Excluding the 2001 Engle litigation related expense, operating companies income of $5.8 billion in 2001 increased 7.7% over $5.4 billion in 2000.

      As reported by Management Science Associates, shipment volume for the domestic tobacco industry during 2001 decreased to 406.3 billion units, a 3.2% decrease from 2000, primarily as a result of wholesalers' decisions to reduce inventory at the end of 2001 in advance of the January 1, 2002 increase in the federal excise tax rate. PM Inc.'s shipment volume for 2001 was 207.1 billion units, a decrease of 2.3% from 2000. After adjusting for changes in trade inventories, PM Inc. estimates that industry volume declined at an annual rate of 1.0% to 2.0%.

      For 2001, PM Inc.'s shipment market share was 51.0%, an increase of 0.5 share points over 2000 due to increased shipment share for Marlboro, Parliament and Virginia Slims. Marlboro shipment volume decreased 397 million units (0.3%) from 2000 to 157.8 billion units for a 38.8% share of the total industry, an increase of 1.1 share points over 2000.

      Based on shipments, the premium segment accounted for approximately 73.9% of the domestic cigarette industry volume in 2001, an increase of 0.4 share points over 2000. In the premium segment, PM Inc.'s volume decreased 1.1% during 2001, compared with a 2.7% decrease for the industry, resulting in a premium segment share of 61.6%, an increase of 1.0 share points over 2000.

      In the discount segment, PM Inc.'s shipments decreased 11.0% to 22.2 billion units in 2001, compared with an industry decrease of 4.5%, resulting in a discount segment share of 20.9%, a decrease of 1.6 share points from 2000. Basic shipment volume for 2001 was down 5.5% to 20.4 billion units, for a 19.2% share of the discount segment, down 0.2 share points compared to 2000.

      According to consumer purchase data from Information Resources Inc./Capstone, PM Inc.'s share of cigarettes sold at retail grew 0.3 share points to 50.8% for 2001. The 2001 retail share for Marlboro increased 1.1 share points to 38.2%.

      In October 2001, PM Inc. announced a price increase of $2.50 per thousand cigarettes on its domestic premium and discount brands. This followed price increases of $7.00 per thousand in April 2001, $7.00 per thousand in December 2000, $3.00 per thousand in July 2000, $6.50 per thousand in January 2000 and $9.00 per thousand in August 1999. Each $1.00 per thousand increase by PM Inc. equates to a $0.02 increase in the price to wholesalers of each pack of twenty cigarettes.

      PM Inc. cannot predict future changes or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM Inc.'s shipments, shipment market share or retail market share; however, it believes that PM Inc.'s shipments may be materially adversely affected by price increases including those related to tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation discussed under the caption "Tobacco--Business Environment."

- International tobacco: During 2001, international tobacco operating revenues, including excise taxes, increased $212 million (0.8%) from 2000. Excluding excise taxes, operating revenues increased $154 million (1.1%), due primarily to price increases ($366 million), higher volume/mix ($156 million) and the shift in CDC revenues ($97 million), partially offset by unfavorable currency movements.

      Operating companies income for 2001 increased $195 million (3.7%) over 2000, due primarily to price increases and favorable costs ($430 million), higher volume/mix ($23 million), the shift of CDC income ($59 million) and the favorable impact of new distribution and contract manufacturing agreements in several markets, partially offset by unfavorable currency movements ($390 million). Adjusting for the shift in CDC income, operating companies income of $5,406 million in 2001 increased 2.6% over $5,270 million in 2000.

      PMI's volume for 2001 of 698.9 billion units increased 27.7 billion units (4.1%) over 2000. Adjusting for the shift in CDC volume (the basis of presentation for all following PMI volume disclosures), PMI's volume for 2001 increased 23.5 billion units (3.5%) over 2000, due primarily to volume increases in Western, Central and Eastern Europe, as well as Asia. Volume advanced in a number of important markets, including Italy, Belgium, France, Spain, Portugal, the Netherlands, Sweden, the United Kingdom, Israel, Poland, Romania, Saudi Arabia, Russia, the Ukraine, Japan, Korea, Indonesia, Taiwan, Malaysia, Thailand, Mexico and Brazil. PMI recorded market share gains in most of its major markets. Volume and share in Germany were lower due to the continued growth of low-priced trade brands. Volume declined in Turkey as several price increases related to the Turkish lira devaluation have led to a market contraction and consumer downtrading. In Argentina, volume declined due to a recession-driven decline in the total cigarette industry, which more than offset higher market share. The Company expects continued erosion of the economic climate in Argentina to negatively affect income in 2002. International volume for Marlboro decreased 0.4%, as lower volumes in Germany, Turkey, Poland, Egypt, the Philippines, Argentina and worldwide duty-free were partially offset by higher volumes in France, Spain, Russia, the Ukraine, Indonesia, Japan, Korea and Mexico. Excluding Argentina, Turkey and worldwide duty-free, international volume for Marlboro increased 2.5%.

2000 compared with 1999

- Domestic tobacco: During 2000, PM Inc.'s operating revenues increased $3.1 billion (15.6%) over 1999, due primarily to higher pricing ($2.7 billion, including amounts related to the January 1, 2000 federal excise tax increase) and higher volume ($0.3 billion).

      Operating companies income for 2000 increased $485 million (10.0%) over 1999, due primarily to price increases, net of cost increases ($1.2 billion), higher volume ($237 million) and the absence of 1999 pre-tax charges for the closure of a Louisville, Kentucky manufacturing plant ("Louisville Closure," $183 million), partially offset by higher marketing, administration and research costs ($1.2 billion, primarily increased marketing related to consumer promotions). Excluding the impact of the 1999 pre-tax charges for the Louisville Closure, PM Inc.'s operating income of $5,350 million in 2000 increased by 6.0% over $5,048 million in 1999.

      As reported by Management Science Associates, shipment volume for the domestic tobacco industry during 2000 increased to 419.8 billion units, a 0.1% increase over 1999. PM Inc.'s shipment volume for 2000 was 211.9 billion units, an increase of 1.8% over 1999. Shipment growth for the industry and PM Inc. during 2000 was largely driven by wholesalers' decisions to rebuild their inventories after the January 1, 2000 federal excise tax increase. In contrast, wholesalers decreased their inventory levels during 1999, as inventory held at the end of 1999 was subject to a federal excise tax increase. PM Inc. estimates that after adjusting for this and other factors, industry shipment volume declined approximately 1.0% to 2.0% from 1999, while PM Inc.'s shipment volume was essentially flat.

      For 2000, PM Inc.'s shipment market share was 50.5%, an increase of 0.9 share points over 1999. Marlboro shipment volume increased 5.4 billion units (3.5%) from 1999 to 158.2 billion units for a 37.7% share of the total industry, an increase of 1.3 share points over 1999. Contributing to this growth were introductory shipments of Marlboro Milds, which were launched nationally at retail in April 2000.

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

      Operating companies income for 2000 increased $243 million (4.9%) over 1999, due primarily to price increases and favorable costs ($517 million), the 1999 pre-tax charge for a factory closure in Brazil ("Brazil Factory Closure," $136 million) and lower marketing, administration and research costs, partially offset by unfavorable currency movements ($404 million) and the shift of CDC income ($118 million) to the fourth quarter of 1999. Adjusting for the shift in CDC income and excluding the 1999 impact of the pre-tax charge for the Brazil Factory Closure, operating companies income of $5,270 million in 2000 increased 4.5% over $5,045 million in 1999.

      PMI's 2000 volume of 671.2 billion units decreased 0.9 billion units (0.1%) from 1999. Adjusting for the shift in CDC volume (the basis of presentation for all following PM International volume disclosures), PMI's volume of 675.4 billion units for 2000 increased 7.5 billion units (1.1%) over 1999, due primarily to volume increases in Western and Eastern Europe and Asia, partially offset by lower worldwide duty-free shipments, which were affected by the July 1999 cessation of duty-free sales within the European Union, and lower volume in Central Europe. Volume advanced in a number of important markets, including Italy, France, Spain, the Benelux countries, Portugal, Greece, Russia, the Ukraine, Kazakhstan, Saudi Arabia, Egypt, Japan, Indonesia, Thailand, Korea, Malaysia and Mexico. PMI recorded market share gains in many of its major markets. Volume and share in Germany were adversely affected by heightened competition and the growth of trade brands. Trade inventory distortions in Poland and market softness and the timing of shipments in the Czech Republic contributed to PMI's overall volume decline in Central Europe. In Turkey, lower volume and share were due to a significant tax-driven price increase in December 1999, which affected the premium segment in particular. PMI's volume was lower in Argentina due to tax-driven pricing in a recessionary environment. International volume for Marlboro increased 1.7%, as higher volumes in Japan, Italy, France, Greece, Spain, Saudi Arabia, Russia, Korea, Malaysia, Thailand, Indonesia, Brazil and Mexico were partially offset by lower volumes in Poland, the Czech Republic and certain Eastern European markets, and by lower worldwide duty-free shipments.

Food

Business Environment

Kraft, the largest branded food and beverage company headquartered in the United States, conducts its global business through two units. A wide variety of snacks, beverages, cheese, grocery products and convenient meals are manufactured and marketed in the United States, Canada and Mexico by Kraft Foods North America, Inc. ("Kraft Foods North America"). Subsidiaries and affiliates of Kraft Foods International, Inc. ("Kraft Foods International") manufacture and market a wide variety of snacks, beverages, cheese, grocery products and convenient meals in Europe, the Middle East and Africa, as well as the Latin America and Asia Pacific regions. Kraft Foods North America and Kraft Foods International are subject to fluctuating commodity costs, currency movements and competitive challenges in various product categories and markets, including a trend toward increasing consolidation in the retail trade and consequent inventory reductions, and changing consumer preferences. Certain competitors may have different profit objectives and some international competitors may be less susceptible to currency exchange rates. To confront these challenges, Kraft continues to take steps to build the value of its brands and improve its food business portfolio with new product and marketing initiatives.

      Fluctuations in commodity costs can cause retail price volatility, intensify price competition and influence consumer and trade buying patterns. The North American and international food businesses are subject to fluctuating commodity costs, including dairy, coffee bean and cocoa costs. Dairy commodity costs on average have been higher in 2001 than those seen in 2000. Cocoa bean prices have also been higher, while coffee bean prices have been lower than in 2000. During the latter part of 2000 and into 2001, energy costs rose in response to higher prices charged for oil and natural gas. However, this increase in energy costs did not have a material adverse effect on the operating results of the Company.

      Kraft's subsidiaries end their fiscal years on the last Saturday in December. Accordingly, most years contain 52 weeks of operating results while every fifth or sixth year includes 53 weeks. The Company's consolidated statement of earnings for the year ended December 31, 2000 included a 53rd week. The benefit to 2000 operating results from an extra week of shipments was essentially offset by reductions in retail trade inventories for certain of the Company's products. A similar level of reductions in trade inventories also occurred in 2001. The net result is that Kraft's 2001 volume and revenue comparisons to 2000 were affected by the extra week of shipments in 2000. Volume comparisons contained in Management's Discussion and Analysis for 2001 versus 2000 have been provided on a comparable 52-week basis to provide a more meaningful comparison.

      On December 11, 2000, the Company, through Kraft, acquired all of the outstanding shares of Nabisco. The integration of Nabisco into Kraft has continued throughout 2001. The closure of a number of Nabisco domestic and international facilities resulted in severance and other exit costs of $379 million, which are included in the adjustments for the allocation of purchase price. The closures will result in the elimination of approximately 7,500 employees and will require total cash payments of $373 million, of which approximately $74 million has been spent through

December 31, 2001. Substantially all of the closures will be completed by the end of 2002.

      The integration of Nabisco into the operations of the Company will also result in the closure or reconfiguration of several existing Kraft facilities. The aggregate charges to the Company's consolidated statement of earnings to close or reconfigure its facilities and integrate Nabisco are estimated to be in the range of $200 million to $300 million. During 2001, the Company incurred pre-tax integration costs of $53 million for site reconfigurations and other consolidation programs in the United States. In October 2001, Kraft announced that it was offering a voluntary retirement program to certain salaried employees in the United States. The program is expected to terminate approximately 750 employees and will result in an estimated pre-tax charge of approximately $140 million upon final employee acceptance in the first quarter of 2002.

      During 2001, the Company purchased coffee businesses in Romania, Morocco and Bulgaria and also acquired confectionery businesses in Russia and Poland. The total cost of these and other smaller food acquisitions was $194 million. The operating results of these businesses were not material to the Company's consolidated financial position or results of operations in any of the periods presented.

      During 2000, the Company purchased the outstanding common stock of Balance Bar Co., a maker of energy and nutrition snack products. In a separate transaction, the Company also acquired Boca Burger, Inc., a manufacturer and marketer of soy-based meat alternatives. The total cost of these and other smaller food acquisitions was $365 million. The operating results of these businesses were not material to the Company's consolidated financial position or results of operations in any of the periods presented.

      During 2001, 2000 and 1999, the Company sold several small international and domestic food businesses, including a French confectionery business in 2000. The aggregate proceeds received in these transactions were $21 million in 2001, $300 million in 2000 and $175 million in 1999, on which pre-tax gains of $8 million in 2001, $172 million in 2000 and $62 million in 1999 were recorded. The operating results of businesses divested were not material to the Company's consolidated financial position or results of operations in any of the periods presented.

Operating Results

(in millions)              Operating Revenues         Operating Companies Income
----------------------------------------------------------------------------------
                     2001        2000        1999       2001       2000       1999
----------------------------------------------------------------------------------
North
  American
  food            $25,106     $18,461     $17,897     $4,796     $3,547     $3,190
International
  food              8,769       8,071       8,900      1,239      1,208      1,063
----------------------------------------------------------------------------------
Total             $33,875     $26,532     $26,797     $6,035     $4,755     $4,253
==================================================================================

2001 compared with 2000

- North American food: During 2001, operating revenues increased $6.6 billion (36.0%) over 2000, due primarily to the acquisition of Nabisco ($6.6 billion), the shift in CDC revenues ($71 million), partially offset by unfavorable currency movements ($62 million). Adjusting for the shift in CDC revenues and excluding businesses divested since the beginning of 2000, operating revenues increased 35.5%. Operating revenues would have increased 0.8% had the acquisition of Nabisco occurred on January 1, 2000.

      Operating companies income for 2001 increased $1.2 billion (35.2%) over 2000, primarily reflecting the acquisition of Nabisco ($1.2 billion), lower marketing, administration and research costs ($177 million, the majority of which related to lower marketing expenses) and the shift in CDC income ($27 million), partially offset by the pre-tax loss on the sale of a North American food factory and integration costs ($82 million) and lower margins ($39 million, driven by higher dairy commodity costs). Adjusting for the shift in CDC income and excluding the loss on the sale of a food factory and integration costs, as well as the impact of businesses divested since the beginning of 2000, operating companies income of $4,878 million in 2001 increased 36.6% over $3,570 million in 2000. Operating companies income would have increased 9.0% had the acquisition of Nabisco occurred on January 1, 2000.

      Volume for 2001 increased 31.7% over 2000. Excluding the impact of divested businesses and adjusting for the shift in volume related to the CDC, volume increased 31.2%, due primarily to the acquisition of Nabisco. Had the acquisition of Nabisco occurred on January 1, 2000, volume would have increased 2.1%. Excluding the 53rd week of shipments in 2000 (the basis of presentation of all of the following Kraft Foods North America 2001 volume comparisons), volume increased 3.4%. In Cheese, Meals and Enhancers, volume increased slightly due primarily to increases in grated and natural cheese, spoonable and pourable dressings, and higher shipments of macaroni & cheese dinners. Partially offsetting these increases were lower U.S. food service volume, lower shipments of process cheese loaves and cream cheese, and the discontinuation of lower-margin, non-branded cheese products. In Canada, shipments increased as a result of higher consumption of branded products. Volume increased in Biscuits, Snacks and Confectionery, driven primarily by new biscuit product introductions, partially offset by lower shipments of snack nuts. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily by the strength of ready-to-drink beverages, partially offset by volume declines in desserts and cereals. In Oscar Mayer and Pizza, volume increased due primarily to hot dogs, bacon, luncheon meats, soy-based meat alternatives and frozen pizza.

- International food: Operating revenues for 2001 increased $698 million (8.6%) over 2000. Adjusting for the shift in CDC revenues and excluding the operating revenues of businesses divested since the beginning of 2000, operating revenues increased $820 million (10.3%) due primarily to the acquisition of Nabisco ($1.2 billion), partially offset by unfavorable currency movements ($460 million). Operating revenues would have decreased 4.0% from 2000 had the acquisition of Nabisco occurred on January 1, 2000, due primarily to unfavorable currency movements and lower coffee pricing.

      Operating companies income for 2001 increased $31 million (2.6%) over 2000. Adjusting for the shift in CDC income and excluding the pre-tax gain on the French Confectionery Sale in 2000 and the operating companies income of businesses divested since the beginning of 2000, operating companies income increased $191 million (18.2%), due primarily to the acquisition of Nabisco ($128 million) and lower marketing, administration and research costs ($119 million), partially offset by unfavorable currency movements ($51 million). Operating companies income would have increased 8.5% had the acquisition of Nabisco occurred on January 1, 2000.

      Volume for 2001 increased 34.4% over 2000. Excluding the impact of divested businesses and adjusting for the shift in volume related to the CDC, volume increased 36.3%, due primarily to the acquisition of Nabisco. Volume would have increased 3.5% had the acquisition of Nabisco occurred on January 1, 2000. Excluding the 53rd week of shipments in 2000 (the basis of presentation of all following Kraft Foods International 2001 volume comparisons), volume increased 4.7%.

      In Europe, Middle East and Africa, volume increased over 2000, due primarily to higher volume in the developing markets of Central and Eastern Europe and growth in many Western European markets, partially offset by lower volume in Germany and Italy. In beverages, volume increased in both coffee and refreshment beverages. Coffee volume grew in many markets, due primarily to recent acquisitions in Romania, Morocco and Bulgaria and new product introductions. Refreshment beverage volume increased, driven by higher sales to the Middle East. Snacks volume increased, driven by confectionery and salty snacks. Snacks growth was moderated by lower volume in Germany, due to increased price competition and trade inventory reductions. Cheese volume increased, due primarily to cream cheese growth across the region, partially offset by lower volume in Germany. In convenient meals and grocery, volume decreased, as lower canned meats volume in Italy and a decline in grocery volume in Germany were partially offset by higher shipments of lunch combinations and pourable dressings in the United Kingdom.

      Volume increased in the Latin American and Asia Pacific regions driven by gains across most categories. Beverages volume increased, due primarily to growth in refreshment beverages, in Latin America and Asia Pacific, and coffee in Asia Pacific. Cheese volume increased driven primarily by cream cheese and process cheese. Grocery volume was higher, due primarily to new product introductions. Snacks volume increased, driven primarily by new biscuit product introductions and geographic expansion, partially offset by lower volume in Argentina due to economic weakness in that country. The Company expects continued erosion of the economic climate in Argentina to negatively affect volume and income in 2002.

2000 compared with 1999

- North American food: During 2000, operating revenues increased $564 million (3.2%) over 1999, due primarily to higher volume/mix ($465 million), the impact of acquisitions ($148 million) and higher pricing ($79 million), partially offset by the shift in CDC revenues ($142 million).

      Operating companies income for 2000 increased $357 million (11.2%) over 1999, primarily reflecting favorable margins ($318 million, driven by lower commodity-related costs), the absence of the 1999 pre-tax charge for a domestic food separation program ($157 million) and higher volume/mix ($240 million), partially offset by higher marketing, administration and research costs ($310 million, the majority of which related to higher marketing expenses) and the shift in CDC income ($54 million).

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

      Volume declined in Cheese, Meals and Enhancers due primarily to a decrease in the food service business due to the expiration of an exclusive distribution agreement and the loss of a national supply agreement, declines in rice and ethnic foods, and decreases in barbecue sauces and seasoned coatings. These declines were partially offset by an increase in retail cheese volume, with gains in processed, natural and cream cheese products.

- International food: Operating revenues for 2000 decreased $829 million (9.3%) from 1999, due primarily to unfavorable currency movements ($887 million), lower pricing ($30 million, due primarily to lower coffee prices), the shift in CDC revenues ($52 million) and the impact of divested businesses, partially offset by higher volume/mix ($291 million).

      Operating companies income for 2000 increased $145 million (13.6%) over 1999, due primarily to the pre-tax gain on the French Confectionery Sale ($139 million), higher volume/mix ($147 million) and favorable margins ($84 million, primarily related to lower commodity costs), partially offset by unfavorable currency ($96 million), higher marketing, administration and research costs ($78 million) and the shift in CDC income ($26 million).

      Volume for 2000 increased 1.4% over 1999. Excluding the impact of divested businesses and the shift in volume related to the CDC, volume increased 4.9%, of which 1.7 percentage points related to the impact of the 53rd week of shipments in 2000.

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

      Volume increased in the Latin American and Asia Pacific regions driven by gains across all categories. Beverage volume increased due to higher coffee volume from increased shipments to the Caribbean and the relaunch of a coffee mix in China. Refreshment beverage volume grew due to new flavor introductions in Brazil, marketing programs in China and the Philippines and expansion in Thailand. Snacks volume increased, driven primarily by higher sugar confectionery sales in Indonesia and China, and the launch of new chocolate products in Brazil and Argentina. Cheese volume increased driven primarily by cream cheese in Australia and Japan and higher volume in the Philippines and Indonesia. Convenient meals volume was higher, driven by increased shipments of dinners to Asian markets. Grocery volume increased due to higher yeast spread sales in Australia and shipments of cereals and gelatin products to Asia.

Beer

Business Environment

The domestic beer industry is intensely competitive, with the major methods of competition being product quality and price. The Company's beer business has lost market share in 2001 and 2000, and has instituted actions to increase the equity of its brands and focus on premium brands with the highest growth potential. These actions include an emphasis on advertising and promotion of its premium brands, streamlining its contract brewing operations, exiting certain licenses to brew brands for domestic distribution, reducing inventory on hand at distributors and pursuing opportunities in the growing ready-to-drink flavored malt beverages category.

      In 2002, the Company entered into partnerships with Skyy Spirits LLC and Allied Domecq PLC to launch a range of new ready-to-drink malt beverages. The flavored-alcohol malt beverage category is the fastest growing segment in the wine, beer and spirits industry. The partnership with Skyy Spirits will introduce Skyy Blue(TM), a flavored malt beverage with a citrus flavor. The partnership with Allied Domecq will introduce flavored malt beverages based on Allied Domecq's popular Stolichnaya(TM) vodka and Sauza(TM) tequila brands.

      During 2001, the Company revised the terms of a contract brewing agreement with Pabst, which resulted in pre-tax charges of $19 million.

      In December 2000, the Company sold its rights to Molson trademarks in the United States for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded.

      During 1999, the Company purchased four trademarks from Pabst and the Stroh Brewery Company. The Company also agreed to increase its contract manufacturing of Pabst products. The Company began brewing and shipping the acquired brands during the second quarter of 1999. In the third quarter of 1999, the Company assumed ownership of the former Pabst brewery in Tumwater, Washington, as part of these agreements. In addition, the Company recorded a pre-tax charge of $29 million in marketing, administration and research costs in the consolidated statements of earnings of the beer segment to write down the book value of three brewing facilities to their estimated fair values. During 2000, two of the facilities were sold, and the remaining facility was closed.

2001 compared with 2000

Operating revenues for 2001 decreased $131 million (3.0%) from 2000. Excluding the operating revenues of businesses divested since the beginning of 2000, operating revenues decreased slightly, due primarily to lower volume ($98 million) and contract manufacturing fees, partially offset by higher pricing ($101 million). Operating companies income for 2001 decreased $169 million (26.0%) from 2000. Excluding the contract brewing charge, the Molson Sale and the operating companies income of businesses divested since the beginning of 2000, operating companies income decreased by $43 million (7.9%), due primarily to lower volume ($44 million) and higher marketing, administration and research costs ($61 million, primarily higher marketing spending for core brands), partially offset by higher pricing ($58 million).

      Domestic shipment volume of 39.6 million barrels for 2001 decreased 4.8% from 2000. Excluding the impact of businesses divested since the beginning of 2000, total domestic shipment volume was down 2.4%. The majority of the Company's decline in domestic shipments was due to below-premium products, which decreased 7.7%, while premium brands decreased 1.0%. The Company's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 19.7%, a decrease of 1.0 share points from the prior year. Excluding the impact of businesses divested since the beginning of 2000, total wholesalers' sales to retailers decreased 2.5% from 2000, reflecting lower retail sales of Miller Lite, Miller Genuine Draft, Icehouse, Milwaukee's Best and Red Dog.

2000 compared with 1999

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

      The Company's domestic shipment volume of 41.6 million barrels for 2000 decreased 3.8% from 1999, reflecting higher pricing, the Company's continuing efforts to reduce distributor inventories, and discontinued brands. Excluding discontinued brands, total domestic shipment volume was down 2.6%. Domestic shipments of premium/near-premium brands decreased across most brands from 1999. Domestic shipments of below-premium products also decreased on lower shipments across most brands. The Company's estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 20.7%, a decrease of 0.9 share points from the prior year. Wholesalers' sales to retailers in 2000 decreased 3.3% from 1999. Excluding the acquired brands, wholesalers' sales to retailers in 2000 decreased 4.6% from 1999, reflecting lower retail sales of Miller Lite, Miller Genuine Draft, Miller Genuine Draft Light, Icehouse, Miller High Life, Milwaukee's Best, Red Dog, Magnum, Meister Brau and Southpaw Light as well as the discontinuance of Lowenbrau and the sale of Molson rights.

Financial Services

PMCC's operating revenues and operating companies income for 2001 increased $18 million (4.3%) and $34 million (13.0%), respectively, over 2000. These increases were due primarily to growth in leasing activities and continued gains derived from PMCC's finance asset portfolio. Additionally, operating companies income benefited from lower interest rates.

      PMCC's operating revenues and operating companies income for 2000 increased $62 million (17.5%) and $34 million (14.9%), respectively, over 1999. These increases were due primarily to new leasing and structured finance investments and gains realized on related portfolio management activities.

Financial Review

- Net Cash Provided by Operating Activities: During 2001, net cash provided by operating activities was $8.9 billion compared with $11.0 billion in 2000. The decrease was due primarily to cash payments of $1.7 billion for the establishment of litigation related escrow bonds (see Note 16) and higher inventory spending. During 2000, net cash provided by operating activities was slightly below 1999, due primarily to the timing of tobacco litigation settlement payments, partially offset by higher net earnings.

- Net Cash Used in Investing Activities: During 2001, 2000 and 1999, net cash used in investing activities was $2.9 billion, $17.5 billion and $2.7 billion, respectively. The increase in 2000 primarily reflects the cash used for the acquisition of Nabisco.

      Capital expenditures for 2001, which were funded by operating activities, increased 14.3% to $1.9 billion. Approximately 30% related to tobacco operations and approximately 57% related to food operations, which were primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. The increase in 2001 over 2000 was due primarily to the acquisition and integration of Nabisco. Capital expenditures are expected to be approximately the same amount in 2002 and are expected to be funded from operations.

- Net Cash Used in Financing Activities: During 2001, net cash of $6.4 billion was used in financing activities, compared with $2.7 billion provided by financing activities during 2000. The Company used cash during 2001 to repurchase Philip Morris common stock and pay dividends on Philip Morris common stock. These uses of cash were partially offset by net debt issuances of $1.7 billion during 2001, excluding debt repayments made with the Kraft IPO proceeds. The proceeds from the Kraft IPO were used to repay debt and, as a result, had no net impact on financing cash flows. In 2000, the Company's financing activities provided cash, as additional borrowings to finance the acquisition of Nabisco exceeded the cash used to repurchase Philip Morris common stock and pay dividends to Philip Morris stockholders.

- Debt and Liquidity: The SEC recently issued Financial Reporting Release No. 61, which sets forth the views of the SEC regarding enhanced disclosures relating to liquidity and capital resources. The information provided below about the Company's debt, credit facilities, guarantees and future commitments is included here to facilitate a review of the Company's liquidity.

Debt: The Company's total debt (consumer products and financial services) was $22.1 billion and $29.1 billion at December 31, 2001 and 2000, respectively. Total consumer products debt was $20.1 billion and $27.2 billion at December 31, 2001 and 2000, respectively. As discussed in Notes 6 and 7 to the consolidated financial statements, the Company's total debt of $22.1 billion at December 31, 2001 is due to be repaid as follows: in 2002, $6.9 billion; in 2003-2004, $2.8 billion; in 2005-2006, $5.5 billion; and thereafter, $6.9 billion. Debt obligations due to be repaid in 2002 will be satisfied with a combination of short-term borrowings, refinancing transactions in the debt markets and operating cash flows. During 2001, the proceeds from the Kraft IPO and a Kraft global bond offering were used to repay outstanding borrowings. At December 31, 2001 and 2000, the Company's ratio of consumer products debt to total equity was
1.02 and 1.81, respectively. The ratio of total debt to total equity was 1.13 and 1.94 at December 31, 2001 and 2000, respectively.

      Fixed-rate debt constituted approximately 75% and 50% of total consumer products debt at December 31, 2001 and 2000, respectively. The increase in the percentage of fixed-rate debt at December 31, 2001 was due primarily to the repayment of commercial paper borrowings in 2001 with the proceeds from the Kraft IPO and Kraft's completion of a $4.0 billion public global bond offering. The average interest rate on total consumer products debt, including the impact of currency and interest rate swap agreements discussed in Market Risk below, was approximately 5.8% and 6.9% at December 31, 2001 and 2000, respectively.

Credit Ratings: The Company's credit ratings by Moody's at December 31, 2001 and 2000 were "P-1" in the commercial paper market and "A2" for long-term debt obligations. The Company's credit ratings by Standard & Poor's ("S&P") at December 31, 2001 and 2000 were "A-1" in the commercial paper market, and "A-" in 2001 and "A" in 2000 for long-term debt obligations. The Company's credit ratings by Fitch Rating Services at December 31, 2001 and 2000 were "F-1" in the commercial paper market and "A" for long-term debt obligations. The changed rating by S&P for long-term debt obligations was due to a change in S&P's policy regarding how it rates companies with holding company structures and does not reflect a change in S&P's view of the Company's credit quality. Changes in the Company's credit ratings, although none are currently anticipated, could result in corresponding changes in the Company's borrowing costs; however, none of the Company's debt agreements require accelerated repayment in the event of a decrease in credit ratings.

Credit Facilities: The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $16.2 billion at December 31, 2001. Approximately $15.6 billion of these facilities were undrawn at December 31, 2001. Certain of these facilities, used to support commercial paper borrowings, are available for general corporate purposes. The Company's credit facilities include $7.0 billion (of which $2.0 billion is for the sole use of Kraft) of 5-year revolving credit facilities expiring in July 2006, and $7.0 billion (of which $4.0 billion is for the sole use of Kraft) of 364-day revolving credit facilities expiring in July 2002. The Philip Morris facilities require the maintenance of a fixed charges coverage ratio and the Kraft facilities require the maintenance of a minimum net worth. Philip Morris and Kraft exceeded these covenants at December 31, 2001 and do not currently anticipate any difficulty in continuing to exceed these covenant requirements. The foregoing revolving credit facilities do not include any other covenants that could require an acceleration of maturity or the posting of collateral. The majority of the Company's remaining facilities expire within one year. The 5-year revolving credit facilities enable the Company to reclassify short-term debt on a long-term basis. At December 31, 2001, approximately $3.5 billion of short-term borrowings that the Company intends to refinance were reclassified as long-term debt. The Company expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

Guarantees: At December 31, 2001, the Company was contingently liable for guarantees and commitments of $1.1 billion, consisting of the following:

      - $0.8 billion of guarantees of excise tax and import duties related to international shipments of tobacco products. In these agreements, a bank provides a guarantee of tax payments to respective governments. PMI then issues a guarantee to the respective banks for the payment of the taxes. These are revolving facilities that are integral to the shipment of tobacco products in international markets, and the underlying taxes payable are recorded on the Company's consolidated balance sheet.

      - $0.2 billion, primarily surety bonds, related to government approval of production changes at an international tobacco facility. The surety bonds expire in 2002.

      - $0.1 billion of commitments to purchase leaf tobacco from the United States. PM Inc.'s current leaf commitment expires in 2003.

      Although these guarantees are typically short-term in nature, they will be replaced, upon expiration, with similar guarantees of similar amounts. Guarantees do not have, and are not expected to have, a significant impact on the Company's liquidity.

Litigation Escrow Deposits: As discussed in Note 16, on May 7, 2001, the trial court in the Engle class action approved a stipulation and agreed order among PM Inc., certain other defendants and the plaintiffs providing that the execution or enforcement of the punitive damages component of the judgment in that case will remain stayed through the completion of all judicial review. As a result of the stipulation, PM Inc. placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, the Company has recorded a $500 million pre-tax charge in marketing, administration and research costs in the consolidated statement of earnings of the domestic tobacco segment for the year ended December 31, 2001. In July 2001, PM Inc. also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM Inc. should it prevail in its appeal of the case. The $1.2 billion escrow account is included in the December 31, 2001 consolidated balance sheet as other assets. Interest income on the $1.2 billion escrow account is paid to PM Inc. quarterly and is being recorded as earned in the Company's consolidated statement of earnings.

Tobacco Litigation Settlement Payments: As discussed in Note 16 of the notes to the consolidated financial statements, PM Inc., along with other domestic tobacco companies, has entered into tobacco litigation settlement agreements that require the domestic tobacco industry to make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as an additional $250 million each year from 2002 through 2003. These payment obligations are the several and not joint obligations of each settling defendant. PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers' domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. Accordingly, PM Inc. records its portions of ongoing settlement payments as part of cost of sales as product is shipped.

      As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM Inc., and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (in 2002 through 2008, $500 million each year; and 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer's relative market share. PM Inc. records its portion of these payments as part of cost of sales as product is shipped.

      During the year ended December 31, 2001, PM Inc. recognized $5.9 billion as part of cost of sales attributable to the foregoing settlement obligations.

      As discussed above under "Tobacco--Business Environment," the present legislative and litigation environment is substantially uncertain and could result in material adverse consequences for the business, financial condition, cash flows or results of operations of the Company, PM Inc. and PMI. Assuming there are no material adverse developments in the legislative and litigation environment, the Company expects its cash flow from operations and its access to global capital markets to provide sufficient liquidity to meet the ongoing needs of the business.

Rent Payments: The Company's consolidated rent expense for 2001 was $534 million. Accordingly, the Company does not consider its operating lease commitments to be a significant determinant of the Company's liquidity.

Leveraged Leases: As part of its lease portfolio, PMCC invests in leveraged leases. At December 31, 2001, PMCC's net investment of $7.0 billion in leveraged leases, which is included in finance assets, net, is comprised of total lease payments receivable ($26.2 billion) and the residual value of assets under lease ($2.6 billion), reduced by non-recourse third-party debt ($17.9 billion) and unearned income ($3.9 billion). PMCC has no obligation for the payment of the non-recourse third-party debt issued to purchase the assets under lease. The payment of the debt is collateralized only by lease payments receivable and the leased property, and is non-recourse to all other assets of PMCC or the Company. As required by U.S. GAAP, the non-recourse debt has been offset against the related rentals receivable and the residual value of the property, and has been presented on a net basis within finance assets, net, in the Company's consolidated balance sheet at December 31, 2001.

- Equity and Dividends: During 2001 and 2000, the Company repurchased 84.6 million and 137.6 million shares, respectively, of its common stock at a cost of $4.0 billion and $3.6 billion, respectively. During the first quarter of 2001, the Company completed its three-year, $8 billion share repurchase program and announced a new three-year, $10 billion share repurchase program. At December 31, 2001, cumulative repurchases under the $10 billion authority totaled 69.6 million shares at an aggregate cost of $3.3 billion.

      Dividends paid in 2001 and 2000 were $4.8 billion and $4.5 billion, respectively, an increase of 6.0%, reflecting a higher dividend rate in 2001, partially offset by a lower number of shares outstanding as a result of ongoing share repurchases. During the third quarter of 2001, the Company's Board of Directors approved a 9.4% increase in the quarterly dividend rate to $0.58 per share. As a result, the annualized dividend rate increased to $2.32 from $2.12.

Market Risk

The Company operates internationally, with manufacturing and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency and commodity exposures, which primarily relate to forecasted transactions and interest rate exposures. Derivative financial instruments are used by the Company, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates, commodity prices and interest rates, by creating offsetting exposures. The Company is not a party to leveraged derivatives. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for speculative purposes.

      Substantially all of the Company's derivative financial instruments are effective as hedges under the new accounting standard. Accordingly, the Company recorded deferred gains of $33 million in accumulated other comprehensive losses relating to the fair value of the Company's derivative financial instruments. This reflects a gain resulting from the initial adoption of the accounting pronouncement of $15 million and an increase in the fair value of derivatives during the year of $102 million, partially offset by deferred gains transferred to earnings of $84 million. The fair value of all derivative financial instruments has been calculated based on active market quotes.

- Foreign exchange rates: The Company uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany forecasted transactions. The primary currencies to which the Company is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2001 and 2000, the Company had option and forward foreign exchange contracts with aggregate notional amounts of $3.7 billion and $5.8 billion, respectively, for the purchase or sale of foreign currencies. The Company uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. Foreign currency swap agreements are accounted for as cash flow hedges. At December 31, 2001 and 2000, the notional amounts of foreign currency swap agreements aggregated $2.3 billion.

      The Company also uses certain foreign currency denominated debt as net investment hedges of foreign operations. During the year ended December 31, 2001, losses of $18 million, net of income taxes of $10 million, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive losses within currency translation adjustments.

- Commodities: The Company is exposed to price risk related to forecasted purchases of certain commodities used as raw materials by the Company's businesses. Accordingly, the Company uses commodity forward contracts, as cash flow hedges, primarily for coffee, cocoa, milk, cheese and wheat. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean. At December 31, 2001 and 2000, the Company had net long commodity positions of $589 million and $617 million, respectively.

- Interest rates: The Company uses interest rate swaps to hedge the fair value of an insignificant portion of its long-term debt. The differential to be paid or received is accrued and recognized as interest expense. If an interest rate swap agreement is terminated prior to maturity, the realized gain or loss is recognized over the remaining life of the agreement if the hedged amount remains outstanding, or immediately if the underlying hedged exposure does not remain outstanding. If the underlying exposure is terminated prior to the maturity of the interest rate swap, the unrealized gain or loss on the related interest rate swap is recognized in earnings currently. During the year ended December 31, 2001, there was no ineffectiveness relating to these fair value hedges. At December 31, 2001, the Company had interest rate swap agreements which converted $102 million of fixed-rate debt to variable-rate debt, of which $29 million will mature in 2003 and $73 million will mature in 2004.

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

      The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. The Company used a "variance/co-variance" model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2001 and 2000, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

      The estimated potential one-day loss in fair value of the Company's interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, were as follows:

                                             Pre-Tax Earnings Impact
                                ------------------------------------------------
                                   At
(in millions)                   12/31/01       Average        High          Low
================================================================================
Instruments sensitive to:
  Foreign currency rates           $ 40          $30          $ 49          $12
  Commodity prices                    5            7            11            5
================================================================================

                                               Fair Value Impact
                                ------------------------------------------------
                                   At
(in millions)                   12/31/01       Average        High          Low
================================================================================
Instruments sensitive to:
  Interest rates                   $121          $68          $121          $45
================================================================================

                                             Pre-Tax Earnings Impact
                                ------------------------------------------------
                                   At
(in millions)                   12/31/00       Average        High          Low
================================================================================
Instruments sensitive to:
  Foreign currency rates           $ 21          $19          $ 31          $11
  Commodity prices                    9            8             9            7
================================================================================

                                               Fair Value Impact
                                ------------------------------------------------
                                   At
(in millions)                   12/31/00       Average        High          Low
================================================================================
Instruments sensitive to:
  Interest rates                   $ 63          $38          $ 63          $23
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

New Accounting Standards

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive losses, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive losses are included in earnings in the periods in which earnings are affected by the hedged item. As of January 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change that reduced net earnings by $6 million, net of income taxes of $3 million, and decreased accumulated other comprehensive losses by $15 million, net of income taxes of $8 million.

      The Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" and EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." As a result, certain items previously included in marketing, administration and research costs on the consolidated statement of earnings will be recorded as a reduction of operating revenues, and an increase in cost of sales and excise taxes on products. These EITF Issues will be effective in the first quarter of 2002. The Company estimates that adoption of EITF Issues No. 00-14 and No. 00-25 will result in a reduction of operating revenues in 2001, 2000 and 1999 of approximately $9.1 billion, $6.9 billion and $5.9 billion, respectively. Marketing, administration and research costs will decline in 2001, 2000 and 1999 by approximately $9.9 billion, $7.6 billion and $6.4 billion, respectively. Cost of sales will increase in 2001, 2000 and 1999 by approximately $600 million, $500 million and $400 million, respectively, and excise taxes on products will increase by approximately $200 million, $200 million and $100 million, respectively. The adoption of these EITF Issues will have no impact on net earnings or basic and diluted EPS.

      During 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, the Company will no longer be required to amortize indefinite life goodwill and intangible assets as a charge to earnings. In addition, the Company will be required to conduct an annual review of goodwill and other intangible assets for potential impairment. The Company estimates that net earnings and diluted earnings per share would have been approximately $9,569 million and $4.33, respectively, for the year ended December 31, 2001; $9,096 million and $4.00, respectively, for the year ended December 31, 2000; and $8,252 million and $3.43, respectively, for the year ended December 31, 1999, had the provisions of the new standards been applied in those years. The Company does not currently anticipate having to record a charge to earnings for the potential impairment of goodwill or other intangible assets as a result of adoption of these new standards.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for the Company on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's 2002 financial statements.

Contingencies

See Note 16 to the consolidated financial statements for a discussion of contingencies.

Forward-Looking and Cautionary Statements

The Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders. One can identify these forward-looking statements by use of words such as "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by or on behalf of the Company; any such statement is qualified by reference to the following cautionary statements.

      The tobacco industry continues to be subject to health concerns relating to the use of tobacco products and exposure to ETS, legislation, including actual and potential excise tax increases, increasing marketing and regulatory restrictions, governmental regulation, privately imposed smoking restrictions, governmental and grand jury investigations, litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the Company's understanding of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing, and the effects of price increases related to concluded tobacco litigation settlements and excise tax increases on consumption rates. The food industry continues to be subject to the possibility that consumers could lose confidence in the safety and quality of certain food products. Each of the Company's consumer products subsidiaries is subject to intense competition, changes in consumer preferences, the effects of changing prices for its raw materials and local economic conditions. Their results are dependent upon their continued ability to promote brand equity successfully, to anticipate and respond to new consumer trends, to develop new products and markets and to broaden brand portfolios, in order to compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels, and to improve productivity. In addition, PMI, Kraft Foods International and Kraft Foods North America are subject to the effects of foreign economies and the related shifts in consumer preferences and currency movements. Developments in any of these areas, which are more fully described above and which descriptions are incorporated into this section by reference, could cause the Company's results to differ materially from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Selected Financial Data -- Five-Year Review
(in millions of dollars, except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                       2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
Operating revenues                                                $  89,924      $ 80,356      $ 78,596      $ 74,391      $ 72,055
United States export sales                                            3,882         4,354         5,046         6,005         6,705
Cost of sales                                                        33,267        29,148        29,561        26,820        26,689
Federal excise taxes on products                                      4,154         4,309         3,252         3,438         3,596
Foreign excise taxes on products                                     12,826        12,771        13,593        13,140        12,345
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                     15,702        14,806        13,616        10,105        11,750
Interest and other debt expense, net                                  1,418           719           795           890         1,052
Earnings before income taxes, minority interest and cumulative
    effect of accounting change                                      14,284        14,087        12,821         9,215        10,698
Pre-tax profit margin                                                  15.9%         17.5%         16.3%         12.4%         14.8%
Provision for income taxes                                            5,407         5,450         5,020         3,715         4,301
------------------------------------------------------------------------------------------------------------------------------------
Earnings before minority interest and cumulative effect of
    accounting change                                                 8,877         8,637         7,801         5,500         6,397
Minority interest in earnings                                           311           127           126           128            87
Earnings before cumulative effect of accounting change                8,566         8,510         7,675         5,372         6,310
Cumulative effect of accounting change                                   (6)
Net earnings                                                          8,560         8,510         7,675         5,372         6,310
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS before cumulative effect of accounting change                3.93          3.77          3.21          2.21          2.61
Per share cumulative effect of accounting change                      (0.01)
Basic EPS                                                              3.92          3.77          3.21          2.21          2.61
Diluted EPS before cumulative effect of accounting change              3.88          3.75          3.19          2.20          2.58
Per share cumulative effect of accounting change                      (0.01)
Diluted EPS                                                            3.87          3.75          3.19          2.20          2.58
Dividends declared per share                                           2.22          2.02          1.84          1.68          1.60
Weighted average shares (millions)--Basic                             2,181         2,260         2,393         2,429         2,420
Weighted average shares (millions)--Diluted                           2,210         2,272         2,403         2,446         2,442
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                  1,922         1,682         1,749         1,804         1,874
Depreciation                                                          1,323         1,126         1,120         1,106         1,044
Property, plant and equipment, net (consumer products)               15,137        15,303        12,271        12,335        11,621
Inventories (consumer products)                                       8,923         8,765         9,028         9,445         9,039
Total assets                                                         84,968        79,067        61,381        59,920        55,947
Total long-term debt                                                 18,651        19,154        12,226        12,615        12,430
Total debt--consumer products                                        20,098        27,196        13,522        13,953        13,258
          --financial services                                        2,004         1,926           946           709           845
------------------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                           8,622         4,750         3,751         3,638         3,382
Stockholders' equity                                                 19,620        15,005        15,305        16,197        14,920
Common dividends declared as a % of Basic EPS                          56.6%         53.6%         57.3%         76.0%         61.3%
Common dividends declared as a % of Diluted EPS                        57.4%         53.9%         57.7%         76.4%         62.0%
Book value per common share outstanding                                9.11          6.79          6.54          6.66          6.15
Market price per common share--high/low                         53.88-38.75   45.94-18.69   55.56-21.25   59.50-34.75   48.13-36.00
------------------------------------------------------------------------------------------------------------------------------------
Closing price of common share at year end                             45.85         44.00         23.00         53.50         45.25
Price/earnings ratio at year end--Basic                                  12            12             7            24            17
Price/earnings ratio at year end--Diluted                                12            12             7            24            18
Number of common shares outstanding at
    year end (millions)                                               2,153         2,209         2,339         2,431         2,425
Number of employees                                                 175,000       178,000       137,000       144,000       152,000
====================================================================================================================================

Consolidated Balance Sheets

(in millions of dollars, except per share data)

---------------------------------------------------------------------------------------------------------------------------
at December 31,                                                                                         2001          2000
---------------------------------------------------------------------------------------------------------------------------
Assets
Consumer products
   Cash and cash equivalents                                                                        $    453      $    937
   Receivables (less allowances of $193 and $199)                                                      5,148         5,019
   Inventories:
      Leaf tobacco                                                                                     3,827         3,749
      Other raw materials                                                                              1,909         1,721
      Finished product                                                                                 3,187         3,295
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       8,923         8,765
   Other current assets                                                                                2,751         2,517
---------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                         17,275        17,238

   Property, plant and equipment, at cost:
      Land and land improvements                                                                         796           784
      Buildings and building equipment                                                                 6,347         6,255
      Machinery and equipment                                                                         17,152        16,440
      Construction in progress                                                                         1,330         1,427
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      25,625        24,906
      Less accumulated depreciation                                                                   10,488         9,603
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      15,137        15,303
   Goodwill and other intangible assets (less accumulated amortization of $7,363 and $6,319)          37,548        33,090
   Other assets                                                                                        6,144         5,034
---------------------------------------------------------------------------------------------------------------------------
         Total consumer products assets                                                               76,104        70,665

Financial services
   Finance assets, net                                                                                 8,691         8,118
   Other assets                                                                                          173           284
---------------------------------------------------------------------------------------------------------------------------
         Total financial services assets                                                               8,864         8,402
---------------------------------------------------------------------------------------------------------------------------
              Total Assets                                                                          $ 84,968      $ 79,067
===========================================================================================================================

Liabilities
Consumer products
   Short-term borrowings                                                                            $    997      $  3,166
   Current portion of long-term debt                                                                   1,942         5,775
   Accounts payable                                                                                    3,600         3,787
   Accrued liabilities:
      Marketing                                                                                        2,794         3,082
      Taxes, except income taxes                                                                       1,654         1,436
      Employment costs                                                                                 1,192         1,317
      Settlement charges                                                                               3,210         2,724
      Other                                                                                            2,480         2,572
   Income taxes                                                                                        1,021           914
   Dividends payable                                                                                   1,251         1,176
---------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                    20,141        25,949

   Long-term debt                                                                                     17,159        18,255
   Deferred income taxes                                                                               5,238         1,827
   Accrued postretirement health care costs                                                            3,315         3,287
   Minority interest                                                                                   4,013           302
   Other liabilities                                                                                   7,796         7,015
---------------------------------------------------------------------------------------------------------------------------
         Total consumer products liabilities                                                          57,662        56,635

Financial services
   Short-term borrowings                                                                                 512         1,027
   Long-term debt                                                                                      1,492           899
   Deferred income taxes                                                                               5,246         4,838
   Other liabilities                                                                                     436           663
---------------------------------------------------------------------------------------------------------------------------
         Total financial services liabilities                                                          7,686         7,427
---------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                            65,348        64,062

Contingencies (Note 16)

Stockholders' Equity
   Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)                             935           935
   Additional paid-in capital                                                                          4,503
   Earnings reinvested in the business                                                                37,269        33,481
   Accumulated other comprehensive losses (including currency translation of $3,238 and $2,864)       (3,373)       (2,950)
   Cost of repurchased stock (653,458,100 and 597,064,937 shares)                                    (19,714)      (16,461)
---------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                                   19,620        15,005
---------------------------------------------------------------------------------------------------------------------------
              Total Liabilities and Stockholders' Equity                                            $ 84,968      $ 79,067
===========================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Earnings
(in millions of dollars, except per share data)

---------------------------------------------------------------------------------------------------------------------------------
for the years ended December 31,                                                                     2001        2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                                $89,924     $80,356    $78,596
Cost of sales                                                                                      33,267      29,148     29,561
Excise taxes on products                                                                           16,980      17,080     16,845
---------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                                    39,677      34,128     32,190
Marketing, administration and research costs                                                       22,961      18,731     17,992
Amortization of goodwill and other intangible assets                                                1,014         591        582
---------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                                                15,702      14,806     13,616
Interest and other debt expense, net                                                                1,418         719        795
---------------------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes, minority interest and cumulative effect of accounting change      14,284      14,087     12,821
Provision for income taxes                                                                          5,407       5,450      5,020
---------------------------------------------------------------------------------------------------------------------------------
   Earnings before minority interest and cumulative effect of accounting change                     8,877       8,637      7,801
Minority interest in earnings                                                                         311         127        126
---------------------------------------------------------------------------------------------------------------------------------
   Earnings before cumulative effect of accounting change                                           8,566       8,510      7,675
Cumulative effect of accounting change                                                                 (6)
---------------------------------------------------------------------------------------------------------------------------------
   Net earnings                                                                                   $ 8,560     $ 8,510    $ 7,675
=================================================================================================================================
Per share data:
   Basic earnings per share before cumulative effect of accounting change                         $  3.93     $  3.77    $  3.21
   Cumulative effect of accounting change                                                           (0.01)
---------------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                                       $  3.92     $  3.77    $  3.21
=================================================================================================================================
   Diluted earnings per share before cumulative effect of accounting change                       $  3.88     $  3.75    $  3.19
   Cumulative effect of accounting change                                                           (0.01)
---------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                                                     $  3.87     $  3.75    $  3.19
=================================================================================================================================

Consolidated Statements of Cash Flows
(in millions of dollars)

---------------------------------------------------------------------------------------------------------------------------------
for the years ended December 31,                                                                     2001        2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Cash Provided by (Used in) Operating Activities
Net earnings--Consumer products                                                                  $  8,382     $ 8,345    $ 7,534
            --Financial services                                                                      178         165        141
---------------------------------------------------------------------------------------------------------------------------------
   Net earnings                                                                                     8,560       8,510      7,675
Adjustments to reconcile net earnings to operating cash flows:

Consumer products
   Cumulative effect of accounting change                                                               6
   Depreciation and amortization                                                                    2,337       1,717      1,702
   Deferred income tax provision (benefit)                                                            277         660       (156)
   Loss on sale of a North American food factory and integration costs                                 82
   Escrow bond for domestic tobacco litigation                                                     (1,200)
   Gains on sales of businesses                                                                        (8)       (274)       (62)
   Cash effects of changes, net of the effects from acquired and divested companies:
      Receivables, net                                                                               (437)          7         95
      Inventories                                                                                    (293)        741        (39)
      Accounts payable                                                                               (192)         84        122
      Income taxes                                                                                    782        (178)       401
      Accrued liabilities and other current assets                                                   (917)       (142)     1,343
   Other                                                                                             (520)       (410)       (17)

Financial services
   Deferred income tax provision                                                                      408         346        300
   Other                                                                                                8         (17)        11
---------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                     8,893      11,044     11,375
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(continued)

--------------------------------------------------------------------------------------------------------------
for the years ended December 31,                                        2001             2000            1999
--------------------------------------------------------------------------------------------------------------
Cash Provided by (Used in) Investing Activities

Consumer products
   Capital expenditures                                             $ (1,922)        $ (1,682)        $(1,749)
   Purchase of Nabisco, net of acquired cash                                          (15,159)
   Purchase of other businesses, net of acquired cash                   (451)            (417)           (522)
   Proceeds from sales of businesses                                      21              433             175
   Other                                                                 139               28              37

Financial services
   Investments in finance assets                                        (960)            (865)           (682)
   Proceeds from finance assets                                          257              156              59
--------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                           (2,916)         (17,506)         (2,682)
--------------------------------------------------------------------------------------------------------------

Cash Provided by (Used in) Financing Activities

Consumer products
   Net (repayment) issuance of short-term borrowings                  (5,678)           8,501             435
   Long-term debt proceeds                                             4,079            3,110           1,339
   Long-term debt repaid                                              (5,215)          (1,702)         (1,843)

Financial services
   Net (repayment) issuance of short-term borrowings                    (515)           1,027
   Long-term debt proceeds                                               557                              500
   Long-term debt repaid                                                                                 (200)
Repurchase of Philip Morris common stock                              (3,960)          (3,597)         (3,329)
Dividends paid on Philip Morris common stock                          (4,769)          (4,500)         (4,338)
Issuance of Philip Morris common stock                                   779              112              74
Issuance of Kraft Foods Inc. common stock                              8,425
Other                                                                   (143)            (293)           (135)
--------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities             (6,440)           2,658          (7,497)
--------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents             (21)            (359)           (177)
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
   (Decrease) increase                                                  (484)          (4,163)          1,019
   Balance at beginning of year                                          937            5,100           4,081
--------------------------------------------------------------------------------------------------------------
   Balance at end of year                                           $    453         $    937         $ 5,100
==============================================================================================================
Cash paid: Interest--Consumer products                              $  1,689         $  1,005         $ 1,086
==============================================================================================================
                   --Financial services                             $     76         $    102         $    75
==============================================================================================================
           Income taxes                                             $  3,775         $  4,358         $ 4,308
==============================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in millions of dollars, except per share data)

                                                                                  Accumulated Other
                                                                          Comprehensive Earnings (Losses)
                                                                         --------------------------------
                                            Additional        Earnings       Currency                        Cost of          Total
                                     Common    Paid-in   Reinvested in    Translation                    Repurchased  Stockholders'
                                      Stock    Capital    the Business    Adjustments    Other    Total        Stock         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1999           $   935    $    --        $ 26,261        $(1,081) $   (25) $(1,106)    $ (9,893)       $16,197

Comprehensive earnings:
  Net earnings                                                   7,675                                                        7,675
  Other comprehensive losses,
    net of income taxes:
      Currency translation
        adjustments                                                              (975)             (975)                       (975)
      Additional minimum
        pension liability                                                                  (27)     (27)                        (27)
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive losses                                                                                           (1,002)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  6,673
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and
  issuance of other stock awards                                    13                                           115            128
Cash dividends declared ($1.84
  per share)                                                    (4,393)                                                      (4,393)
Stock repurchased                                                                                             (3,300)        (3,300)
------------------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 1999           935         --          29,556         (2,056)     (52)  (2,108)     (13,078)        15,305

Comprehensive earnings:
  Net earnings                                                   8,510                                                        8,510
  Other comprehensive losses,
    net of income taxes:
      Currency translation
        adjustments                                                              (808)             (808)                       (808)
      Additional minimum
        pension liability                                                                  (34)     (34)                        (34)
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive losses                                                                                             (842)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  7,668
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and
  issuance of other stock awards                                   (37)                                          217            180
Cash dividends declared
  ($2.02 per share)                                             (4,548)                                                      (4,548)
Stock repurchased                                                                                             (3,600)        (3,600)
------------------------------------------------------------------------------------------------------------------------------------
  Balances, December 31, 2000           935         --          33,481         (2,864)     (86)  (2,950)     (16,461)        15,005

Comprehensive earnings:
  Net earnings                                                   8,560                                                        8,560
  Other comprehensive losses,
    net of income taxes:
      Currency translation
        adjustments                                                              (753)             (753)                       (753)
      Additional minimum
        pension liability                                                                  (89)     (89)                        (89)
      Change in fair value of
        derivatives accounted
        for as hedges                                                                       33       33                          33
------------------------------------------------------------------------------------------------------------------------------------
   Total other comprehensive losses                                                                                            (809)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive earnings                                                                                                  7,751
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options and
  issuance of other stock awards                   138              70                                           747            955
Cash dividends declared
  ($2.22 per share)                                             (4,842)                                                      (4,842)
Stock repurchased                                                                                             (4,000)        (4,000)
Sale of Kraft Foods Inc.
  common stock                                   4,365                            379        7      386                       4,751
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2001         $   935    $ 4,503        $ 37,269        $(3,238) $  (135) $(3,373)    $(19,714)       $19,620
====================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

- Background: Philip Morris Companies Inc., through its wholly-owned subsidiaries, Philip Morris Incorporated, Philip Morris International Inc. and Miller Brewing Company, and its majority owned (83.9%) subsidiary, Kraft Foods Inc., is engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese, convenient meals and beer. Philip Morris Capital Corporation, another wholly-owned subsidiary, is primarily engaged in leasing activities. During November 2001, management announced that the name of the parent company will be changed from Philip Morris Companies Inc. to Altria Group, Inc., pending stockholder approval in 2002.

- Basis of presentation: The consolidated financial statements include Philip Morris Companies Inc. and its subsidiaries (the "Company"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

      Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Note 2.

Summary of Significant Accounting Policies:

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

- Impairment of long-lived assets: The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

      In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for the Company on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's 2002 financial statements.

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

      During 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, the Company will no longer be required to amortize indefinite life goodwill and intangible assets as a charge to earnings. In addition, the Company will be required to conduct an annual review of goodwill and other intangible assets for potential impairment. The Company estimates that net earnings and diluted earnings per share ("EPS") would have been approximately $9,569 million and $4.33, respectively, for the year ended December 31, 2001; $9,096 million and $4.00, respectively, for the year ended December 31, 2000; and $8,252 million and $3.43, respectively, for the year ended December 31, 1999, had the provisions of the new standards been applied in those years. The Company does not currently anticipate having to record a charge to earnings for the potential impairment of goodwill or other intangible assets as a result of adoption of these new standards.

- Marketing costs: The Company promotes its products with significant marketing activities, including advertising, consumer incentives and trade promotions. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as expense based on amounts estimated as being due to customers and consumers at the end of a period, based principally on the Company's historical utilization and redemption rates.

- Income taxes: The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

- Revenue recognition: The Company's consumer products businesses recognize operating revenues upon shipment of goods when title and risk of loss passes to customers. The Company classifies shipping and handling costs as part of cost of sales. For the Company's financial services segment, income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as finance lease revenue over the terms of the respective leases at a constant after-tax rate of return on the positive net investment. Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as finance lease revenue over the terms of the respective leases at a constant pre-tax rate of return on the net investment.

      The Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" and EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." As a result, certain items previously included in marketing, administration and research costs on the consolidated statement of earnings will be recorded as a reduction of operating revenues, and an increase in cost of sales and excise taxes on products. These EITF Issues will be effective in the first quarter of 2002. The Company estimates that adoption of EITF Issues No. 00-14 and No. 00-25 will result in a reduction of operating revenues in 2001, 2000 and 1999 of approximately $9.1 billion, $6.9 billion and $5.9 billion, respectively. Marketing, administration and research costs will decline in 2001, 2000 and 1999 by approximately $9.9 billion, $7.6 billion and $6.4 billion, respectively. Cost of sales will increase in 2001, 2000 and 1999 by approximately $600 million, $500 million and $400 million, respectively, and excise taxes on products will increase by approximately $200 million, $200 million and $100 million, respectively. The adoption of these EITF Issues will have no impact on net earnings or basic and diluted EPS.

- Hedging instruments: Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively referred to as "SFAS No. 133"). These standards require that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive losses, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive losses are included in earnings in the periods in which earnings are affected by the hedged item. As of January 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change that reduced net earnings by $6 million, net of income taxes of $3 million, and decreased accumulated other comprehensive losses by $15 million, net of income taxes of $8 million.

- Stock-based compensation: The Company accounts for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," which does not result in compensation cost for stock options.

- Software costs: The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs, which are not significant, are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

- Foreign currency translation: The Company translates the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' equity. Transaction gains and losses for all periods presented were not significant.

- Environmental costs: The Company is subject to laws and regulations relating to the protection of the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

      While it is not possible to quantify with certainty the potential impact of actions regarding environmental remediation and compliance efforts that the Company may undertake in the future, in the opinion of management, environmental remediation and compliance costs, before taking into account any recoveries from third parties, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 3.

Divestitures:

During 2001, the Company sold several small food businesses. The aggregate proceeds received in these transactions were $21 million, on which the Company recorded a pre-tax gain of $8 million.

      During 2000, the Company sold a French confectionery business for proceeds of $251 million, on which a pre-tax gain of $139 million was recorded. In addition, the Company's beer subsidiary sold its rights to Molson trademarks in the United States for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded. The aggregate proceeds received in divestiture transactions in 2000, including the sale of several small international food, domestic food and beer businesses, were $433 million, on which the Company recorded pre-tax gains of $274 million.

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

Note 4.

Acquisitions:

- Nabisco: On December 11, 2000, the Company acquired all of the outstanding shares of Nabisco Holdings Corp. ("Nabisco") for $55 per share in cash, through its subsidiary Kraft Foods Inc. ("Kraft"). The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed by the Company through the issuance of $12.2 billion of short-term obligations and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Nabisco's balance sheet was consolidated with the

Company as of December 31, 2000; however, Nabisco's earnings subsequent to December 11, 2000 were not included in the consolidated operating results of the Company in 2000 since such amounts were insignificant. Beginning January 1, 2001, Nabisco's earnings have been included in the consolidated operating results of the Company. The Company's interest cost on borrowings associated with acquiring Nabisco has been included in interest and other debt expense, net, on the Company's consolidated statements of earnings for the years ended December 31, 2001 and 2000.

      During 2001, the Company completed the allocation of excess purchase price relating to Nabisco. As a result, the Company recorded, among other things, the final valuation of property, plant and equipment and intangible assets, primarily trade names, amounts relating to the closure of Nabisco facilities and related deferred income taxes. The final allocation of excess purchase price at December 31, 2001 was as follows:

(in millions)
--------------------------------------------------------------------------------
Purchase price                                                         $ 15,254
Historical value of tangible assets acquired
   and liabilities assumed                                               (1,271)
--------------------------------------------------------------------------------
Excess of purchase price over assets acquired and
   liabilities assumed at the date of acquisition                        16,525
Increases for allocation of purchase price:
   Property, plant and equipment                                            367
   Other assets                                                             347
   Accrued postretirement health care costs                                 230
   Pension liabilities                                                      190
   Debt                                                                      50
   Legal, professional, lease and contract
      termination costs                                                     129
   Other liabilities, principally severance                                 602
   Deferred income taxes                                                  3,583
--------------------------------------------------------------------------------
Goodwill and other intangible assets at
   December 31, 2001                                                   $ 22,023
================================================================================

Goodwill and other intangible assets at December 31, 2001 include approximately $11.7 billion related to trade names.

      The closure of a number of Nabisco domestic and international facilities resulted in severance and other exit costs of $379 million, which are included in the above adjustments for the allocation of purchase price. The closures will result in the elimination of approximately 7,500 employees and will require total cash payments of $373 million, of which approximately $74 million has been spent through December 31, 2001.

      The integration of Nabisco into the operations of the Company will also result in the closure of several existing Kraft facilities. The aggregate charges to the Company's consolidated statement of earnings to close or reconfigure its facilities and integrate Nabisco are estimated to be in the range of $200 million to $300 million. During 2001, the Company incurred pre-tax integration costs of $53 million for site reconfigurations and other consolidation programs in the United States. In October 2001, Kraft announced that it was offering a voluntary retirement program to certain salaried employees in the United States. The program is expected to eliminate approximately 750 employees and will result in an estimated pre-tax charge of approximately $140 million upon final employee acceptance in the first quarter of 2002.

      Assuming the acquisition of Nabisco occurred at the beginning of 2000 and 1999, pro forma operating revenues would have been $88 billion in 2000 and $86 billion in 1999; pro forma net earnings would have been $8 billion in 2000 and $7 billion in 1999; pro forma basic EPS would have been $3.52 in 2000 and $2.96 in 1999; and pro forma diluted EPS would have been $3.50 in 2000 and $2.95 in 1999. These pro forma results, which are unaudited, do not give effect to any synergies expected to result from the merger of Nabisco's operations with those of the Company, nor do they give effect to the reduction of interest expense from the repayment of borrowings with proceeds from Kraft's initial public offering ("IPO") of its common stock. The pro forma results also do not reflect the effects of SFAS Nos. 141 and 142 on the amortization of goodwill or other intangible assets, or the EITF Issues concerning the classification of certain expenses on the consolidated statements of earnings. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been consummated and the IPO completed at the beginning of each year, nor are they necessarily indicative of future consolidated operating results.

      On June 13, 2001, Kraft completed an IPO of 280,000,000 shares of its Class A common stock at a price of $31.00 per share. The Company used the IPO proceeds, net of underwriting discount and expenses, of $8.4 billion to retire a portion of the debt incurred to finance the acquisition of Nabisco. After the completion of the IPO, the Company owns approximately 83.9% of the outstanding shares of Kraft's capital stock through the Company's ownership of 49.5% of Kraft's Class A common stock and 100% of Kraft's Class B common stock. Kraft's Class A common stock has one vote per share while Kraft's Class B common stock has ten votes per share. Therefore, the Company holds 97.7% of the combined voting power of Kraft's outstanding common stock. As a result of the IPO, an adjustment of $8.4 billion to the carrying amount of the Company's investment in Kraft has been reflected on the Company's consolidated balance sheet as an increase to additional paid-in capital of $4.4 billion (net of the recognition of cumulative currency translation adjustments and other comprehensive losses) and minority interest of $3.7 billion.

- Other Acquisitions: During 2001, the Company increased its ownership interest in its Argentine tobacco subsidiary for an aggregate cost of $255 million. In addition, the Company purchased coffee businesses in Romania, Morocco and Bulgaria and also acquired confectionery businesses in Russia and Poland. The total cost of these and other smaller acquisitions was $451 million.

      During 2000, the Company purchased the outstanding common stock of Balance Bar Co., a maker of energy and nutrition snack products. In a separate transaction, the Company also acquired Boca Burger, Inc., a manufacturer and marketer of soy-based meat alternatives. The total cost of these and other smaller acquisitions was $417 million.

      During 1999, the Company increased its ownership interest in a Portuguese tobacco company from 65% to 90% at a cost of $70 million. The Company also increased its ownership interest in a Polish tobacco company from 75% to 96% at a cost of $104 million.

      During 1999, the Company purchased four trademarks from the Pabst Brewing Company ("Pabst") and the Stroh Brewery Company and agreed to increase its contract manufacturing of Pabst products. In addition, the Company assumed ownership of the Pabst brewery in Tumwater, Washington. The total cost of the four trademarks and the brewery was $189 million.

      The effects of these and other smaller acquisitions were not material to the Company's consolidated financial position or results of operations in any of the periods presented.

Note 5.

Inventories:

The cost of approximately 50% and 52% of inventories in 2001 and 2000, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.7 billion and $0.8 billion lower than the current cost of inventories at December 31, 2001 and 2000, respectively.

Note 6.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2001 and 2000, the Company's consumer products businesses had short-term borrowings of $4,485 million and $10,173 million, respectively, consisting principally of commercial paper borrowings with an average year-end interest rate of 1.9% and 6.7%, respectively. Of these amounts, the Company reclassified $3.5 billion at December 31, 2001 and $7.0 billion at December 31, 2000 of the commercial paper borrowings to long-term debt based upon its intent and ability to refinance these borrowings.

      In addition, at December 31, 2001 and 2000, the Company's financial services business had short-term commercial paper borrowings of $512 million and $1,027 million, respectively, with an average year-end interest rate of 2.0% and 6.6%, respectively.

      The fair values of the Company's short-term borrowings at December 31, 2001 and 2000, based upon current market interest rates, approximate the amounts disclosed above.

      The Company and its subsidiaries maintain credit facilities with a number of lending institutions, amounting to approximately $16.2 billion at December 31, 2001. Approximately $15.6 billion of these facilities were undrawn at December 31, 2001. Certain of these facilities, used to support commercial paper borrowings, are available for general corporate purposes. These facilities require the maintenance of a fixed charges coverage ratio or a minimum net worth. The Company's credit facilities include $7.0 billion (of which $2.0 billion is for the sole use of Kraft) of 5-year revolving credit facilities maturing in July 2006, and $7.0 billion (of which $4.0 billion is for the sole use of Kraft) of 364-day revolving credit facilities maturing in July 2002.

Note 7.

Long-Term Debt:

At December 31, 2001 and 2000, the Company's long-term debt consisted of the following:

(in millions)
--------------------------------------------------------------------------------
                                                            2001           2000
--------------------------------------------------------------------------------
Consumer products:
  Short-term borrowings, reclassified as
    long-term debt                                      $  3,488       $  7,007
  Notes, 4.63% to 8.25% (average effective
    rate 6.56%), due through 2035                         12,012         12,901
  Debentures, 7.00% to 8.50% (average
    effective rate 8.36%), $1.2 billion face
    amount, due through 2027                               1,118          1,500
  Foreign currency obligations:
    Euro, 4.50% to 5.63% (average effective
      rate 5.07%), due through 2008                        1,841          1,881
    German mark, 5.63%, due 2002                             140            143
    Other foreign                                            137            193
  Other                                                      365            405
--------------------------------------------------------------------------------
                                                          19,101         24,030
  Less current portion of long-term debt                  (1,942)        (5,775)
--------------------------------------------------------------------------------
                                                        $ 17,159       $ 18,255
================================================================================
Financial services:
  Eurodollar bonds, 7.50%, due 2009                     $    498       $    497
  Foreign currency obligations:
    Swiss franc, 4.00%, due 2006                             601
    French franc, 6.88%, due 2006                            138            141
    German mark, 6.50% and 5.38%
      (average effective rate 5.89%),
      due 2003 and 2004                                      255            261
--------------------------------------------------------------------------------
                                                        $  1,492       $    899
================================================================================

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

                                                   Consumer            Financial
(in millions)                                      products             services
================================================================================
2002                                                 $1,942
2003                                                  1,581               $  116
2004                                                    971                  139
2005                                                  1,784
2006                                                  2,995                  739
2007-2011                                             4,444                  498
2012-2016                                               397
Thereafter                                            1,555
================================================================================

Based on market quotes, where available, or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2001 and 2000, was $21.1 billion and $24.9 billion, respectively.

Note 8.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

                               Shares            Shares         Net Shares
                               Issued       Repurchased        Outstanding
===========================================================================
  Balances,
    January 1,
    1999                2,805,961,317      (375,426,742)     2,430,534,575
Exercise of stock
  options and
  issuance of other
  stock awards                                4,614,412          4,614,412
Repurchased                                 (96,629,246)       (96,629,246)
---------------------------------------------------------------------------
  Balances,
    December 31,
    1999                2,805,961,317      (467,441,576)     2,338,519,741
Exercise of stock
  options and
  issuance of other
  stock awards                                7,938,869          7,938,869
Repurchased                                (137,562,230)      (137,562,230)
---------------------------------------------------------------------------
  Balances,
    December 31,
    2000                2,805,961,317      (597,064,937)     2,208,896,380
Exercise of stock
  options and
  issuance of other
  stock awards                               28,184,943         28,184,943
Repurchased                                 (84,578,106)       (84,578,106)
---------------------------------------------------------------------------
  Balances,
    December 31,
    2001                2,805,961,317      (653,458,100)     2,152,503,217
===========================================================================

At December 31, 2001, 237,318,887 shares of common stock were reserved for stock options and other stock awards under the Company's stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 9.

Stock Plans:

Under the Philip Morris 2000 Performance Incentive Plan (the "2000 Plan"), the Company may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 110 million shares of common stock may be issued under the 2000 Plan, of which no more than 27.5 million shares may be awarded as restricted stock. In addition, the Company may grant up to one million shares of common stock to members of the Board of Directors who are not employees of the Company under the 2000 Stock Compensation Plan for Non-Employee Directors (the "2000 Directors Plan"). Shares available to be granted under the 2000 Plan and the 2000 Directors Plan at December 31, 2001 were 97,229,707 and 848,293, respectively.

      Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the 2000 Plan or the 2000 Directors Plan (collectively, "the Plans") generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

      The Company applies the intrinsic value-based methodology in accounting for the Plans. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards under the Plans been determined by using the fair value at the grant date, the Company's net earnings and basic and diluted EPS would have been $8,392 million, $3.85 and $3.80, respectively, for the year ended December 31, 2001; $8,389 million, $3.71 and $3.69, respectively, for the year ended December 31, 2000; and $7,582 million, $3.17 and $3.16, respectively, for the year ended December 31, 1999. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions:

                            Weighted
                             Average                  Expected
           Risk-Free        Expected      Expected    Dividend   Fair Value at
       Interest Rate            Life    Volatility       Yield      Grant Date
================================================================================
           -------------   ---------     ----------    --------     ------------
2001           4.85%         5 years        33.75%       4.67%          $10.71
           -------------   ---------     ----------    --------     ------------
2000           6.57          5              31.73        8.98             3.22
1999           5.81          5              26.06        4.41             8.21
================================================================================

Option activity was as follows for the years ended December 31, 1999, 2000 and 2001:

                                                    Weighted
                                     Shares          Average
                                    Subject         Exercise          Options
                                  to Option            Price      Exercisable
===============================================================================
Balance at January 1, 1999       87,203,664           $32.21       68,864,594
  Options granted                22,154,585            39.87
  Options exercised              (5,665,611)           20.37
  Options canceled               (3,386,670)           30.08
-------------------------------------------------------------------------------
Balance at December 31, 1999    100,305,968            34.65       78,423,023
  Options granted                41,535,255            21.47
  Options exercised              (5,263,363)           21.16
  Options canceled               (3,578,922)           32.87
-------------------------------------------------------------------------------
Balance at December 31, 2000    132,998,938            31.11       92,266,885
  Options granted                35,636,252            45.64
  Options exercised             (30,276,835)           25.71
  Options canceled               (1,223,518)           42.45
-------------------------------------------------------------------------------
Balance at December 31, 2001    137,134,837            35.98      103,155,954
===============================================================================

The weighted average exercise prices of options exercisable at December 31, 2001, 2000 and 1999 were $32.74, $35.30 and $33.19, respectively.

      The following table summarizes the status of stock options outstanding and exercisable as of December 31, 2001 by range of exercise price:

                          Options Outstanding          Options Exercisable
                  ----------------------------------   ---------------------
                                   Average  Weighted                Weighted
Range of                         Remaining   Average                 Average
Exercise               Number  Contractual  Exercise        Number  Exercise
Prices            Outstanding         Life     Price   Exercisable     Price
============================================================================
$16.35 - $22.09    29,413,632      7 years    $20.72    29,413,632    $20.72
 24.52 -  34.90    22,107,890      4           29.83    22,107,890     29.83
 35.75 -  40.00    38,667,474      7           39.80    38,607,283     39.80
 41.62 -  58.72    46,945,841      8           45.29    13,027,149     43.91
----------------------------------------------------------------------------
                  137,134,837                          103,155,954
                  ===========                          ===========

The Company may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2001, 2000 and 1999, the Company granted 889,680, 3,473,270 and 100,000 shares, respectively, of restricted stock to eligible U.S.-based employees and also issued to eligible non-U.S. employees rights to receive 36,210, 1,717,640 and 125,000 equivalent shares, respectively. At December 31, 2001, restrictions on the stock, net of forfeitures, lapse as follows: 2002-6,624,690 shares; 2003-272,250 shares; 2004-126,000 shares; 2005-39,000 shares; and 2006 and thereafter-368,000 shares.

      The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. The Company recorded compensation expense related to restricted stock and other stock awards of $89 million, $84 million and $9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The unamortized portion, which is reported as a reduction of earnings reinvested in the business, was $22 million and $83 million at December 31, 2001 and 2000, respectively.

Note 10.

Earnings per Share:

Basic and diluted EPS were calculated using the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)
--------------------------------------------------------------------------------
                                                    2001        2000        1999
--------------------------------------------------------------------------------
Net earnings                                      $8,560      $8,510      $7,675
================================================================================
Weighted average shares for
  basic EPS                                        2,181       2,260       2,393
Plus incremental shares from
  conversions:
  Restricted stock and stock rights                    7           4           2
  Stock options                                       22           8           8
--------------------------------------------------------------------------------
Weighted average shares for
  diluted EPS                                      2,210       2,272       2,403
================================================================================

In 2001, 2000 and 1999, options on 5 million, 69 million and 47 million shares of common stock, respectively, were not included in the calculation of weighted average shares for diluted EPS because the effect of their inclusion would be antidilutive.

Note 11.

Pre-tax Earnings and Provision for Income Taxes:

Pre-tax earnings and provision for income taxes consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)
--------------------------------------------------------------------------------
                                                2001         2000          1999
--------------------------------------------------------------------------------
Pre-tax earnings:
  United States                              $ 9,105      $ 9,273      $  8,511
  Outside United States                        5,179        4,814         4,310
--------------------------------------------------------------------------------
      Total pre-tax earnings                 $14,284      $14,087      $ 12,821
================================================================================
Provision for income taxes:
  United States federal:
    Current                                  $ 2,722      $ 2,571      $  2,810
    Deferred                                     570          736           280
--------------------------------------------------------------------------------
                                               3,292        3,307         3,090
  State and local                                484          552           485
--------------------------------------------------------------------------------
      Total United States                      3,776        3,859         3,575
--------------------------------------------------------------------------------
      Outside United States:
      Current                                  1,516        1,321         1,581
      Deferred                                   115          270          (136)
--------------------------------------------------------------------------------
      Total outside United States              1,631        1,591         1,445
--------------------------------------------------------------------------------
Total provision for income taxes             $ 5,407      $ 5,450      $  5,020
================================================================================

At December 31, 2001, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $5.6 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. The Company is unable to provide a meaningful estimate of additional deferred taxes that would have been provided were these earnings not considered permanently reinvested.

      The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2001, 2000 and 1999:

--------------------------------------------------------------------------------
                                                2001         2000          1999
--------------------------------------------------------------------------------
U.S. federal statutory rate                     35.0%        35.0%         35.0%
Increase (decrease) resulting from:
  State and local income taxes,
    net of federal tax benefit                   2.3          2.6           2.5
  Rate differences--foreign
    operations                                  (2.3)        (1.2)         (0.6)
  Goodwill amortization                          2.3          1.3           1.4
  Other                                          0.6          1.0           0.9
--------------------------------------------------------------------------------
Effective tax rate                              37.9%        38.7%         39.2%
================================================================================

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2001 and 2000:

(in millions)
--------------------------------------------------------------------------------
                                                             2001          2000
--------------------------------------------------------------------------------
Deferred income tax assets:
  Accrued postretirement and
    postemployment benefits                               $ 1,403       $ 1,421
  Settlement charges                                        1,132           964
  Other                                                       859           591
--------------------------------------------------------------------------------
  Total deferred income tax assets                          3,394         2,976
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Trade names                                              (3,847)
  Property, plant and equipment                            (2,142)       (2,260)
  Prepaid pension costs                                      (781)         (628)
--------------------------------------------------------------------------------
  Total deferred income tax liabilities                    (6,770)       (2,888)
--------------------------------------------------------------------------------
Net deferred income tax (liabilities) assets              $(3,376)      $    88
================================================================================

Financial services deferred income tax liabilities are primarily attributable to temporary differences from investments in finance leases.

Note 12.

Segment Reporting:

The Company's products include cigarettes, food (consisting principally of a wide variety of snacks, beverages, cheese, grocery products and convenient meals) and beer. A subsidiary of the Company, Philip Morris Capital Corporation, is primarily engaged in leasing activities. These products and services constitute the Company's reportable segments of domestic tobacco, international tobacco, North American food, international food, beer and financial services.

      The Company's management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of goodwill. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. The Company's assets are managed on a worldwide basis by major products and, accordingly, asset information is reported for the tobacco, food, beer and financial services segments. Goodwill and related amortization are principally attributable to the food businesses. Other assets consist primarily of cash and cash equivalents. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

      Segment data were as follows:

(in millions)
--------------------------------------------------------------------------------
                                                 2001         2000         1999
--------------------------------------------------------------------------------
Operating revenues:
   Domestic tobacco                          $ 24,784     $ 22,658     $ 19,596
   International tobacco                       26,586       26,374       27,506
   North American food                         25,106       18,461       17,897
   International food                           8,769        8,071        8,900
   Beer                                         4,244        4,375        4,342
   Financial services                             435          417          355
--------------------------------------------------------------------------------
      Total operating revenues               $ 89,924     $ 80,356     $ 78,596
================================================================================
Operating companies income:
   Domestic tobacco                          $  5,264     $  5,350     $  4,865
   International tobacco                        5,406        5,211        4,968
   North American food                          4,796        3,547        3,190
   International food                           1,239        1,208        1,063
   Beer                                           481          650          511
   Financial services                             296          262          228
--------------------------------------------------------------------------------
      Total operating
         companies income                      17,482       16,228       14,825
   Amortization of goodwill and
      other intangible assets                  (1,014)        (591)        (582)
   General corporate expenses                    (766)        (831)        (627)
--------------------------------------------------------------------------------
      Total operating income                   15,702       14,806       13,616
   Interest and other debt
      expense, net                             (1,418)        (719)        (795)
--------------------------------------------------------------------------------
      Total earnings before income
         taxes, minority interest
         and cumulative effect of
         accounting change                   $ 14,284     $ 14,087     $ 12,821
================================================================================

As discussed in Note 16. Contingencies, on May 7, 2001, the trial court in the Engle class action approved a stipulation and agreed order among Philip Morris Incorporated ("PM Inc."), certain other defendants and the plaintiffs providing that the execution or enforcement of the punitive damages component of the judgment in that case will remain stayed through the completion of all judicial review. As a result of the stipulation, PM Inc. placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, the Company has recorded a $500 million pre-tax charge in marketing, administration and research costs in the consolidated statement of earnings of the domestic tobacco segment for the year ended December 31, 2001. In July 2001, PM Inc. also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM Inc. should it prevail in its appeal of the case. The $1.2 billion escrow account is included in the December 31, 2001 consolidated balance sheet as other assets. Interest income on the $1.2 billion escrow account is being recorded as earned in the Company's consolidated statement of earnings.

      During 2001, the Company recorded pre-tax charges of $53 million for site reconfigurations and other consolidation programs in the United States. In addition, the Company recorded a pre-tax charge of $29 million to close a North American food factory. These pre-tax charges, which aggregate $82 million, were included in marketing, administration and research costs in the consolidated statement of earnings.

      During 2001, the Company revised the terms of a contract brewing agreement with Pabst, which resulted in pre-tax charges of $19 million in marketing, administration and research costs in the consolidated statement of earnings of the beer segment. During 2000, the Company's beer business sold its rights to Molson trademarks in the United States and recorded a pre-tax gain of $100 million in marketing, administration and research costs in the consolidated statement of earnings of the beer segment. During 1999, the Company recorded a pre-tax charge of $29 million in marketing, administration and research costs in the consolidated statement of earnings of the beer segment to write down the book value of three brewing facilities to their estimated fair values. As of December 31, 2001, one of the facilities was closed, while the remaining two facilities were sold.

      During 1999, PM Inc. announced plans to phase out cigarette production capacity at its Louisville, Kentucky, manufacturing plant by August 2000. PM Inc. recorded pre-tax charges of $183 million during 1999. These charges, which are in marketing, administration and research costs in the consolidated statement of earnings for the domestic tobacco segment, included enhanced severance, pension and postretirement benefits for approximately 1,500 hourly and salaried employees. Severance benefits, which were either paid in a lump sum or as income protection payments over a period of time, commenced upon termination of employment. Payments of enhanced pension and postretirement benefits are being made over the remaining lives of the former employees in accordance with the terms of the related benefit plans. All operating costs of the manufacturing plant, including increased depreciation, were charged to expense as incurred during the closing period. As of June 30, 2000, the facility was closed.

      During 1999, the Company's North American food business announced that it was offering voluntary retirement incentive or separation programs to certain eligible hourly and salaried employees in the United States (the "Kraft Separation Programs"). Employees electing to terminate employment under the terms of the Kraft Separation Programs were entitled to enhanced retirement or severance benefits. Approximately 1,100 hourly and salaried employees accepted the benefits offered by these programs and elected to retire or terminate. As a result, a pre-tax charge of $157 million was recorded during 1999. This charge was included in marketing, administration and research costs in the consolidated statement of earnings for the North American food segment. Payments of pension and postretirement benefits are made in accordance with the terms of the applicable benefit plans. Severance benefits, which were paid over a period of time, commenced upon dates of termination that ranged from April 1999 to March 2000. The program and related payments were completed during 2000. Salary and related benefit costs of employees prior to the retirement or termination date were expensed as incurred.

      During 1999, the Company's international tobacco business announced the closure of a cigarette factory and the corresponding reduction of cigarette production capacity in Brazil. Prior to the factory closure, existing employees were offered voluntary dismissal benefits. These benefits were accepted by half of the approximately 1,000 employees at the facility. During the third quarter of 1999, the factory was closed and the remaining employees were terminated. The Company recorded a pre-tax charge of $136 million in marketing, administration and research costs in the consolidated statement of earnings of the international tobacco segment to write down the tobacco machinery and equipment no longer in use and to recognize the cost of severance benefits. As of December 31, 2000, the remaining liability was insignificant.

      See Notes 3 and 4 regarding divestitures and acquisitions.

For the years ended December 31,

(in millions)
--------------------------------------------------------------------------------
                                                  2001         2000         1999
--------------------------------------------------------------------------------
Depreciation expense:
   Domestic tobacco                            $   187      $   202      $   212
   International tobacco                           294          277          278
   North American food                             483          310          286
   International food                              197          189          205
   Beer                                            119          118          114
--------------------------------------------------------------------------------
                                                 1,280        1,096        1,095
   Other                                            43           30           25
--------------------------------------------------------------------------------
      Total depreciation expense               $ 1,323      $ 1,126      $ 1,120
================================================================================
Assets:
   Tobacco                                     $17,791      $15,687      $16,241
   Food                                         55,798       52,071       30,336
   Beer                                          1,782        1,751        1,769
   Financial services                            8,864        8,402        7,711
--------------------------------------------------------------------------------
                                                84,235       77,911       56,057
   Other                                           733        1,156        5,324
--------------------------------------------------------------------------------
      Total assets                             $84,968      $79,067      $61,381
================================================================================
Capital expenditures:
   Domestic tobacco                            $   166      $   156      $   122
   International tobacco                           418          410          561
   North American food                             761          588          575
   International food                              340          318          285
   Beer                                            132          135          165
--------------------------------------------------------------------------------
                                                 1,817        1,607        1,708
   Other                                           105           75           41
--------------------------------------------------------------------------------
      Total capital expenditures               $ 1,922      $ 1,682      $ 1,749
================================================================================

The Company's operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment revenues attributable to customers located in Germany, the Company's largest European market, were $7.1 billion, $7.6 billion and $8.9 billion for the years ended December 31, 2001, 2000 and 1999, respectively.

      Geographic data for operating revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets) were as follows:

For the years ended December 31,

(in millions)
--------------------------------------------------------------------------------
                                                2001          2000          1999
--------------------------------------------------------------------------------
Operating revenues:
   United States--domestic                   $52,098       $43,951       $40,287
                --export                       3,882         4,354         5,046
   Europe                                     23,197        23,454        25,103
   Other                                      10,747         8,597         8,160
--------------------------------------------------------------------------------
      Total operating revenues               $89,924       $80,356       $78,596
================================================================================
Long-lived assets:
   United States                             $23,284       $21,314       $17,263
   Europe                                      4,332         4,299         4,143
   Other                                       2,529         3,126         2,201
--------------------------------------------------------------------------------
      Total long-lived assets                $30,145       $28,739       $23,607
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

- Pension Plans: Net pension (income) cost consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)                          U.S. Plans                 Non-U.S. Plans
-------------------------------------------------------------------------------------
                               2001      2000      1999      2001      2000     1999
-------------------------------------------------------------------------------------
Service cost                  $ 189     $ 142     $ 152     $ 100     $  93    $ 102
Interest cost                   595       455       436       174       157      162
Expected return
   on plan assets              (961)     (799)     (766)     (205)     (175)    (168)
Amortization:
   Net gain on
      adoption of
      SFAS No. 87               (10)      (22)      (23)
   Unrecognized
      net (gain)
      loss from
      experience
      differences               (34)      (53)      (22)       (3)       (3)       3
   Prior service
      cost                       22        21        19         7         5        6
Termination,
   settlement and
   curtailment                  (12)      (34)       22
-------------------------------------------------------------------------------------
Net pension
   (income) cost              $(211)    $(290)    $(182)    $  73     $  77    $ 105
=====================================================================================

During 2001, 2000 and 1999, employees left the Company under early retirement and workforce reduction programs. This resulted in settlement gains of $12 million in 2001, $34 million in 2000 and additional termination benefits of $128 million, net of settlement and curtailment gains of $106 million in 1999. During 2001, the Company announced that it was offering voluntary early retirement programs to certain eligible salaried employees in the beer and North American food businesses. These programs are expected to eliminate approximately 850 employees and will result in pre-tax charges of approximately $150 million upon final employee acceptance in the first quarter of 2002.

      The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at December 31, 2001 and 2000, were as follows:

(in millions)                       U.S. Plans             Non-U.S. Plans
----------------------------------------------------------------------------
                                 2001         2000        2001        2000
----------------------------------------------------------------------------
Benefit obligation at
  January 1                    $7,602       $5,795      $3,183      $3,037
  Service cost                    189          142         100          93
  Interest cost                   595          455         174         157
  Benefits paid                  (605)        (464)       (169)       (138)
  Acquisitions                     71        1,463         (22)        236
  Termination,
    settlement and
    curtailment                    14           11
  Actuarial losses                897          175          70          66
  Currency                                                   5        (301)
  Other                            55           25          63          33
----------------------------------------------------------------------------
Benefit obligation at
  December 31                   8,818        7,602       3,404       3,183
----------------------------------------------------------------------------
Fair value of plan assets
  at January 1                 10,342        9,621       2,676       2,372
  Actual return on
    plan assets                  (584)        (350)       (373)        220
  Contributions                   223          333         127          58
  Benefits paid                  (599)        (480)       (127)       (107)
  Acquisitions                    (45)       1,226         (41)        265
  Currency                                                   7        (192)
  Actuarial gains
    (losses)                      111           (8)          3          60
----------------------------------------------------------------------------
Fair value of plan assets
  at December 31                9,448       10,342       2,272       2,676
----------------------------------------------------------------------------
Excess (deficit) of plan
  assets versus benefit
  obligations at
  December 31                     630        2,740      (1,132)       (507)
  Unrecognized actuarial
    losses (gains)              1,147       (1,167)        392        (145)
  Unrecognized prior
    service cost                  185          152          71          46
  Unrecognized net
    transition obligation          (3)         (11)          9           9
----------------------------------------------------------------------------
Net prepaid pension
  asset (liability)            $1,959       $1,714     $  (660)     $ (597)
============================================================================

The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $1.3 billion and $1.1 billion at December 31, 2001 and 2000, respectively. These amounts were recognized in the Company's consolidated balance sheets at December 31, 2001 and 2000, as other assets of $2.7 billion and $2.6 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations, and as other liabilities of $1.4 billion and $1.5 billion, respectively, for those plans in which the accumulated benefit obligations exceeded their plan assets.

      For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $2,677 million, $2,170 million and $1,753 million, respectively, as of December 31, 2001, and $423 million, $320 million and $60 million, respectively, as of December 31, 2000. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,490 million, $1,343 million and $451 million, respectively, as of December 31, 2001, and $895 million, $804 million and $49 million, respectively, as of December 31, 2000.

      The following weighted-average assumptions were used to determine the Company's obligations under the plans:

                                          U.S. Plans           Non-U.S. Plans
--------------------------------------------------------------------------------
                                       2001        2000        2001        2000
--------------------------------------------------------------------------------
Discount rate                          7.00%       7.75%       5.38%       5.52%
Expected rate of return
  on plan assets                       9.00        9.00        7.94        7.93
Rate of compensation
  increase                             4.50        4.50        3.68        3.81
================================================================================

The Company and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of the Company also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $231 million, $211 million and $198 million in 2001, 2000 and 1999, respectively.

- Postretirement Benefit Plans: Net postretirement health care costs consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)
--------------------------------------------------------------------------------
                                                 2001         2000         1999
--------------------------------------------------------------------------------
Service cost                                     $ 64         $ 51         $ 56
Interest cost                                     270          199          188
Amortization:
  Unrecognized net loss (gain)
    from experience differences                     1           (8)          (3)
  Unrecognized prior service cost                 (12)         (12)         (12)
Other expense                                                                23
--------------------------------------------------------------------------------
Net postretirement health
  care costs                                     $323         $230         $252
================================================================================

During 1999, the Company instituted early retirement and work-force reduction programs. These actions resulted in curtailment losses of $23 million in 1999, which are included in other expense above.

      The Company's postretirement health care plans are not funded. The changes in the benefit obligations of the plans at December 31, 2001 and 2000 were as follows:

(in millions)
--------------------------------------------------------------------------------
                                                           2001           2000
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation at January 1                                 $3,323         $2,529
  Service cost                                                64             51
  Interest cost                                              270            199
  Benefits paid                                             (233)          (161)
  Acquisitions                                                 8            633
  Plan amendments                                              1              2
  Actuarial losses                                           533             70
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation at December 31                                3,966          3,323
  Unrecognized actuarial (losses) gains                     (475)            41
  Unrecognized prior service cost                             63             76
--------------------------------------------------------------------------------
Accrued postretirement health
  care costs                                              $3,554         $3,440
================================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 7.1% in 2000, 6.5% in 2001 and 5.9% in 2002, declining to 5.0% by the year 2005 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 8.0% in 2000, 9.0% in 2001 and 8.0% in 2002, declining to 4.0% by the year 2006 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 2001, and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 8.7% and 12.0%, respectively. A one-percentage-point decrease in the assumed health care cost trend rates for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2001, and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 7.2% and 9.9%, respectively.

      The accumulated postretirement benefit obligations for U.S. plans at December 31, 2001 and 2000, were determined using assumed discount rates of 7.0% and 7.75%, respectively. The accumulated postretirement benefit obligations for Canadian plans at December 31, 2001 and 2000, were determined using assumed discount rates of 6.75% and 7.0%, respectively.

- Postemployment Benefit Plans: The Company and certain of its affiliates sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)
--------------------------------------------------------------------------------
                                                 2001         2000          1999
--------------------------------------------------------------------------------
Service cost                                     $34           $26          $ 24
Amortization of
  unrecognized net loss                            8             6             2
Other expense                                                                161
--------------------------------------------------------------------------------
Net postemployment costs                         $42           $32          $187
================================================================================

The Company instituted workforce reduction programs in its tobacco and North American food operations in 1999. These actions resulted in incremental postemployment costs, which are shown as other expense above.

      The Company's postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2001 and 2000 were as follows:

(in millions)
--------------------------------------------------------------------------------
                                                           2001            2000
--------------------------------------------------------------------------------
Accumulated benefit obligation
  at January 1                                            $ 656           $ 638
  Service cost                                               34              26
  Benefits paid                                            (225)           (161)
  Acquisitions                                              269              74
  Actuarial losses                                           54              79
--------------------------------------------------------------------------------
Accumulated benefit obligation
  at December 31                                            788             656
  Unrecognized experience losses                           (144)            (89)
--------------------------------------------------------------------------------
Accrued postemployment costs                              $ 644           $ 567
================================================================================

The accumulated benefit obligation was determined using an assumed ultimate annual turnover rate of 0.3% in 2001 and 0.3% in 2000, assumed compensation cost increases of 4.5% in 2001 and in 2000, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 14.

Additional Information:

For the years ended December 31,
(in millions)
--------------------------------------------------------------------------------
                                               2001          2000          1999
--------------------------------------------------------------------------------
Research and development expense             $  647        $  538        $  522
================================================================================
Advertising expense                          $2,196        $2,353        $2,301
================================================================================
Interest and other debt
  expense, net:
  Interest expense                           $1,659        $1,078        $1,100
  Interest income                              (241)         (359)         (305)
--------------------------------------------------------------------------------
                                             $1,418        $  719        $  795
================================================================================
Interest expense of financial
  services operations
  included in cost of sales                  $   99        $   96        $   89
================================================================================
Rent expense                                 $  534        $  441        $  467
================================================================================

Note 15.

Financial Instruments:

- Derivative financial instruments: The Company operates internationally, with manufacturing and sales facilities in various locations around the world and utilizes certain financial instruments to manage its foreign currency and commodity exposures, primarily related to forecasted transactions and interest rate exposures. Derivative financial instruments are used by the Company, principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. The Company is not a party to leveraged derivatives. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

      The Company uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in foreign currency exchange rates from third-party and intercompany forecasted transactions. The primary currencies to which the Company is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2001 and 2000, the Company had option and forward foreign exchange contracts with aggregate notional amounts of $3.7 billion and $5.8 billion, respectively, for the purchase or sale of foreign currencies. The effective portion of unrealized gains and losses associated with forward contracts and the value of option contracts are deferred as a component of accumulated other comprehensive losses until the underlying hedged transactions are reported on the Company's consolidated statement of earnings.

      The Company uses foreign currency swaps to mitigate its exposure to changes in foreign currency exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. Foreign currency swap agreements are accounted for as cash flow hedges.

      The Company also uses certain foreign currency denominated debt as net investment hedges of foreign operations. During the year ended December 31, 2001, losses of $18 million, net of income taxes of $10 million, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive losses within currency translation adjustments.

      The Company uses interest rate swaps to hedge the fair value of an insignificant portion of its long-term debt. The differential to be paid or received is accrued and recognized as interest expense. If an interest rate swap agreement is terminated prior to maturity, the realized gain or loss is recognized over the remaining life of the agreement if the hedged amount remains outstanding, or immediately if the underlying hedged exposure does not remain outstanding. If the underlying exposure is terminated prior to the maturity of the interest rate swap, the unrealized gain or loss on the related interest rate swap is recognized in earnings currently. During the year ended December 31, 2001, there was no ineffectiveness relating to these fair value hedges.

      At December 31, 2001 and 2000, the aggregate notional principal amounts of foreign currency and related interest rate swap agreements were $2.4 billion. Aggregate maturities at December 31, 2001 were as follows (in millions):
2002-$147; 2003-$151; 2004-$228; 2006-$834; and 2008-$1,004.

      During the year ended December 31, 2001, ineffectiveness related to cash flow hedges was not material. The Company is hedging forecasted transactions for periods not exceeding the next eighteen months and expects substantially all amounts reported in accumulated other comprehensive losses to be reclassified to the consolidated statement of earnings within the next twelve months.

      The Company is exposed to price risk related to forecasted purchases of certain commodities used as raw materials by the Company's businesses. Accordingly, the Company uses commodity forward contracts, as cash flow hedges, primarily for coffee, cocoa, milk, cheese and wheat. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar, soybean and energy. In general, commodity forward contracts qualify for the normal purchase exception under SFAS No. 133 and are, therefore, not subject to the provisions of SFAS No. 133. At December 31, 2001 and 2000, the Company had net long commodity positions of $589 million and $617 million, respectively. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive losses and is recognized as a component of cost of sales in the Company's consolidated statement of earnings when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2001 and 2000.

      Hedging activity affected accumulated other comprehensive losses, net of income taxes, during the year ended December 31, 2001, as follows:

(in millions)
--------------------------------------------------------------------------------
Balance as of January 1, 2001                                              $ --
Impact of SFAS No. 133 adoption                                              15
Derivative gains transferred to earnings                                    (84)
Change in fair value                                                        102
--------------------------------------------------------------------------------
Balance as of December 31, 2001                                            $ 33
================================================================================

The Company does not engage in speculative use of financial instruments. Derivative gains reported in accumulated other comprehensive losses are a result of qualifying hedging activity. Transfers of these gains from accumulated other comprehensive losses to earnings are offset by losses on the underlying hedged item.

- Credit exposure and credit risk: The Company is exposed to credit loss in the event of nonperformance by counterparties. However, the Company does not anticipate nonperformance, and such exposure was not material at December 31, 2001.

- Fair value: The aggregate fair value, based on market quotes, of the Company's total debt at December 31, 2001 was $22.6 billion, as compared with its carrying value of $22.1 billion. The aggregate fair value of the Company's total debt at December 31, 2000 was $29.1 billion, approximating its carrying value.

      See Notes 6 and 7 for additional disclosures of fair value for short-term borrowings and long-term debt.

Note 16.

Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against the Company, its subsidiaries and affiliates, including PM Inc. and Philip Morris International Inc. ("PMI"), the Company's international tobacco subsidiary, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, patent infringement, employment matters, claims for contribution and claims of competitors and distributors.

Overview of Tobacco-Related Litigation

- Types and Number of Cases: Pending claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits, and (iv) other tobacco-related litigation. Other tobacco-related litigation includes class action suits alleging that the use of the terms "Lights" and "Ultra Lights" constitutes deceptive and unfair trade practices, suits by foreign governments seeking to recover damages for taxes lost as a result of the allegedly illegal importation of cigarettes into their jurisdictions, suits by former asbestos manufacturers seeking contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking, and various antitrust suits. Damages claimed in some of the smoking and health class actions, health care cost recovery cases and other tobacco-related litigation range into the billions of dollars. In July 2000, a jury in a Florida smoking and health class action returned a punitive damages award of approximately $74 billion against PM Inc. (See discussion of the Engle case below.) Plaintiffs' theories of recovery and the defenses raised in the smoking and health and health care cost recovery cases are discussed below.

      As of December 31, 2001, there were approximately 1,500 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some instances, the Company, compared with approximately 1,500 such cases on December 31, 2000, and approximately 380 such cases on December 31, 1999. In certain jurisdictions, individual smoking and health cases have been aggregated for trial in a single proceeding; the largest such proceeding aggregates 1,250 cases in West Virginia and is currently scheduled for trial in September 2002. An estimated 10 of the individual cases involve allegations of various personal injuries allegedly related to exposure to environmental tobacco smoke ("ETS"). In addition, approximately 2,875 additional individual cases are pending in Florida by current and former flight attendants claiming personal injuries allegedly related to ETS. The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages.

      As of December 31, 2001, there were an estimated 25 smoking and health purported class actions pending in the United States against PM Inc. and, in some cases, the Company (including three that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 36 such cases on December 31, 2000, and approximately 50 such cases on December 31, 1999. Some of these actions purport to constitute statewide class actions and were filed after May 1996, when the United States Court of Appeals for the Fifth Circuit, in the Castano case, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

      As of December 31, 2001, there were an estimated 45 health care cost recovery actions, including the suit discussed below under "Federal Government's Lawsuit," filed by the United States government, pending in the United States against PM Inc. and, in some instances, the Company, compared with approximately 52 such cases pending on December 31, 2000, and 60 such cases on December 31, 1999. In addition, health care cost recovery actions are pending in Israel, the Marshall Islands, the Province of British Columbia, Canada, and France (in a case brought by a local agency of the French social security health insurance system).

      There are also a number of other tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including an estimated 64 smoking and health cases brought on behalf of individuals (Argentina (40), Brazil (14), Czech Republic (1), Ireland (1), Israel (1), Italy
(2), Japan (1), the Philippines (1), Scotland (1) and Spain (2)), compared with approximately 68 such cases on December 31, 2000, and 55 such cases on December 31, 1999. In addition, as of December 31, 2001, there were 11 smoking and health putative class actions pending outside the United States (Brazil (2), Canada
(3), Israel (2) and Spain (4)), compared with 9 such cases on December 31, 2000, and 10 such cases on December 31, 1999.

- Pending and Upcoming Trials: Trial is currently underway in Louisiana in a smoking and health class action in which PM Inc. is a defendant and in which plaintiffs seek the creation of funds to pay for medical monitoring and smoking cessation programs.

      Additional cases against PM Inc. and, in some instances, the Company, are scheduled for trial through the end of 2002, including two purported smoking and health class actions and a purported Lights/Ultra Lights class action (discussed below) and an estimated 13 individual smoking and health cases, including one trial scheduled to begin in February 2002 in Oregon and two trials scheduled to begin in March 2002 in Louisiana and Rhode Island. In addition, excluding the cases discussed above, approximately 15 cases involving flight attendants' claims for personal injuries from ETS are currently scheduled for trial during 2002, including two trials scheduled to begin in February 2002 and four trials scheduled to begin in March 2002. Cases against other tobacco companies are also scheduled for trial through the end of 2002. Trial dates, however, are subject to change.

- Recent Industry Trial Results: In recent years, several jury verdicts have been returned in tobacco-related litigation.

      In December 2001, in an individual smoking and health case involving another cigarette manufacturer, a Florida jury awarded a smoker $165,000 in damages, and defendant has filed post-trial motions challenging the verdict. In November 2001, a West Virginia jury returned a verdict in favor of defendants, including PM Inc., in a smoking and health class action in which plaintiffs sought the creation of a fund to pay for medical monitoring of class members. In January 2002, the court denied plaintiffs' motion for a new trial. In October 2001, an Ohio jury returned a verdict in favor of all defendants, including PM Inc., in an individual smoking and health case, and plaintiff has filed post-trial motions seeking a new trial. In June 2001, a California jury awarded a smoker with lung cancer approximately $5.5 million in compensatory damages, and $3 billion in punitive damages against PM Inc. In August 2001, the court reduced the punitive damages award to $100 million, and PM Inc. and plaintiff have appealed. In June 2001, a New York jury awarded $6.8 million in compensatory damages against PM Inc. and a total of $11 million against four other defendants to a Blue Cross and Blue Shield plan seeking reimbursement of health care expenditures allegedly caused by tobacco products. In October 2001, the trial court denied defendants' post-trial motions challenging the verdict and, in November 2001, entered judgment in the case; PM Inc. has appealed. In May 2001, a New Jersey jury returned a verdict in favor of defendants, including PM Inc., in an individual smoking and health case. In April 2001, a Florida jury returned a verdict in favor of defendants, including PM Inc., in an individual smoking and health case brought by a flight attendant claiming personal injuries from ETS. Plaintiff's post-trial motions challenging the jury's verdict were denied in October 2001, and plaintiff has appealed. In February and March 2001, juries in individual smoking and health cases in South Carolina and Texas returned verdicts in favor of other cigarette manufacturers. In January 2001, a mistrial was declared in a case in New York in which an asbestos manufacturer's personal injury settlement trust sought contribution or reimbursement from cigarette manufacturers, including PM Inc., for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking, and in June 2001, the trust announced that it would not retry the case. In January 2001, a New York jury returned a verdict in favor of defendants, including PM Inc., in an individual smoking and health case.

      In October 2000, a Florida jury awarded plaintiff in an individual smoking and health case $200,000 in compensatory damages against another cigarette manufacturer. In December 2000, the trial court vacated the jury's verdict and granted defendant's motion for a new trial; plaintiff and defendant have appealed.

      In July 2000, the jury in the Engle smoking and health class action in Florida returned a verdict assessing punitive damages totaling approximately $145 billion against all defendants in the case, including approximately $74 billion against PM Inc. (See "Engle Class Action," below.)

      In July 2000, a Mississippi jury returned a verdict in favor of defendant in an individual smoking and health case against another cigarette manufacturer. Plaintiffs' post-trial motions challenging the verdict were denied, and plaintiffs have appealed. In June 2000, a New York jury returned a verdict in favor of all defendants, including PM Inc., in another individual smoking and health case, and plaintiffs appealed. In September 2001, the appellate court dismissed plaintiffs' appeal. In March 2000, a California jury awarded a former smoker with lung cancer $1.72 million in compensatory damages against PM Inc. and another cigarette manufacturer, and $10 million in punitive damages against PM Inc., as well as an additional $10 million against the other defendant. PM Inc. is appealing the verdict and damages award.

      In June 1999, a Mississippi jury returned a verdict in favor of defendants, including PM Inc., in an action brought on behalf of an individual who died allegedly as a result of exposure to ETS. In May 1999, a Tennessee jury returned a verdict in favor of defendants, including PM Inc., in two of three individual smoking and health cases consolidated for trial. In the third case (not involving PM Inc.), the jury found liability against defendants and apportioned fault equally between plaintiff and defendants. Under Tennessee's system of modified comparative fault, because the jury found plaintiff and defendants to be equally at fault, recovery was not permitted.

      In March 1999, an Oregon jury awarded the estate of a deceased smoker $800,000 in actual damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM Inc. The court reduced the punitive damages award to $32 million, and PM Inc. has appealed the verdict and damages award. In
February 1999, a California jury awarded a former smoker $1.5 million in compensatory damages and $50 million in punitive damages against PM Inc. The court reduced the punitive damages award to $25 million, and PM Inc. appealed. In November 2001, a California district court of appeals affirmed the trial court's ruling; PM Inc. has appealed to the California Supreme Court.

      In December 1999, a French court, in an action brought on behalf of a deceased smoker, found that another cigarette manufacturer had a duty to warn him about risks associated with smoking prior to 1976, when the French government required warning labels on cigarette packs, and failed to do so. The court did not determine causation or liability, which were considered in subsequent proceedings. In September 2001, a French appellate court ruled in favor of defendant and dismissed plaintiff's claim.

- Engle Class Action: Verdicts have been returned and judgment has been entered against PM Inc. and other defendants in the first two phases of this three-phase smoking and health class action trial in Florida. The class consists of all Florida residents and citizens, and their survivors, "who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine."

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

      Following the jury's punitive damages verdict in July 2000, defendants removed the case to federal district court following the intervention application of a union health fund that raised federal issues in the case. In November 2000, the federal district court remanded the case to state court on the grounds that the removal was premature.

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

      Plaintiffs had previously indicated that they believe the bond cap legislation is unconstitutional and might seek to challenge the $100 million bond. If the bond were found to be invalid, it would be commercially impossible for PM Inc. to post a bond in the full amount of the judgment and, absent appellate relief, PM Inc. would not be able to stay any attempted execution of the judgment in Florida. PM Inc. and the Company will take all appropriate steps to seek to prevent this worst-case scenario from occurring. In May 2001, the trial court approved a stipulation (the "Stipulation") among PM Inc., certain other defendants, plaintiffs and the plaintiff class that provides that execution or enforcement of the punitive damages component of the Engle judgment will remain stayed against PM Inc. and the other participating defendants through the completion of all judicial review. As a result of the Stipulation and in addition to the $100 million bond it previously posted, PM Inc. placed $1.2 billion into an interest-bearing escrow account for the benefit of the Engle class. Should PM Inc. prevail in its appeal of the case, both amounts are to be returned to PM Inc. PM Inc. also placed an additional $500 million into a separate interest-bearing escrow account for the benefit of the Engle class. If PM Inc. prevails in its appeal, this amount will be paid to the court, and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. In connection with the Stipulation, the Company recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001.

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

      In May 1996, the United States Court of Appeals for the Fifth Circuit held in the Castano case that a class consisting of all "addicted" smokers nationwide did not meet the standards and requirements of the federal rules governing class actions. Since this class decertification, lawyers for plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise "addiction" claims similar to those raised in the Castano case and, in many cases, claims of physical injury as well. As of December 31, 2001, smoking and health putative class actions were pending in Alabama, California, Florida, Illinois, Indiana, Iowa, Louisiana, Michigan, Missouri, Nevada, New Mexico, New York, North Carolina, Oregon, Tennessee, Texas, Utah, West Virginia and the District of Columbia, as well as in Brazil, Canada, Israel and Spain. Class certification has been denied or reversed by courts in 29 smoking and health class actions involving PM Inc. in Arkansas, the District of Columbia, Illinois (2), Iowa, Kansas, Louisiana, Maryland, Michigan, Minnesota, Nevada (4), New Jersey (6), New York (2), Ohio, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Texas and Wisconsin, while classes remain certified in the Engle case in Florida (discussed above), two cases in California and in a case in Louisiana in which plaintiffs seek the creation of funds to pay for medical monitoring and smoking cessation programs for class members. Some of the decisions denying or granting plaintiffs' motions for class certification are on appeal. In May 1999, the United States Supreme Court declined to review the decision of the United States Court of Appeals for the Third Circuit affirming a lower court's decertification of a class. In November 2001, in the first medical monitoring class action case to go to trial, a West Virginia jury returned a verdict in favor of all defendants, including PM Inc.; in January 2002, the trial court denied plaintiffs' motion for a new trial.

Health Care Cost Recovery Litigation

- Overview: In certain pending proceedings, domestic and foreign governmental entities and non-governmental plaintiffs, including union health and welfare funds ("unions"), Native American tribes, insurers and self-insurers such as Blue Cross and Blue Shield plans, hospitals, taxpayers and others, are seeking reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees. Certain of the health care cost recovery cases purport to be brought on behalf of a class of plaintiffs.

      The claims asserted in the health care cost recovery actions include the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking, the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state RICO statutes.

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

      Although there have been some decisions to the contrary, most courts that have decided motions in these cases have dismissed all or most of the claims against the industry. In addition, eight federal circuit courts of appeals, the Second, Third, Fifth, Seventh, Eighth, Ninth, Eleventh and District of Columbia circuits, as well as California and Tennessee intermediate appellate courts, relying primarily on grounds that plaintiffs' claims were too remote, have affirmed dismissals of, or reversed trial courts that had refused to dismiss, health care cost recovery actions. The United States Supreme Court has refused to consider plaintiffs' appeals from the cases decided by the courts of appeals for the Second, Third, Ninth and District of Columbia circuits.

      As of December 31, 2001, there were an estimated 45 health care cost recovery cases pending in the United States against PM Inc., and in some instances, the Company, including the case filed by the United States government, which is discussed below under "Federal Government's Lawsuit."

      The cases brought in the United States include actions brought by Belize, Bolivia, Ecuador, Guatemala, Honduras, Nicaragua, the Province of Ontario, Canada, Panama, the Russian Federation, Tajikistan, Ukraine, Venezuela, 11 Brazilian states, 11 Brazilian cities and a group of Argentine unions. The actions brought by Belize, Bolivia, Ecuador, Guatemala, Honduras, Nicaragua, the Province of Ontario, Panama, the Russian Federation, Tajikistan, Ukraine, Venezuela, 9 Brazilian states and 11 Brazilian cities were consolidated for pre-trial purposes and transferred to the United States District Court for the District of Columbia. The court has remanded the cases of Venezuela, Ecuador and two Brazilian states to state court in Florida, and defendants appealed to the United States Court of Appeals for the District of Columbia Circuit. Subsequent to remand, the Ecuador case was voluntarily dismissed. In November 2001, the cases brought by Venezuela and the Brazilian state of Espirito Santo were dismissed, and Venezuela has appealed. The district court dismissed the cases brought by Guatemala, Nicaragua, Ukraine and the Province of Ontario, and plaintiffs appealed. In May 2001, the United States Court of Appeals for the District of Columbia Circuit affirmed the district court's dismissals of the cases brought by Guatemala, Nicaragua and Ukraine, and in October 2001, the United States Supreme Court refused to consider plaintiffs' appeal. In November 2001, the Province of Ontario voluntarily dismissed its appeal. In January 2001, the Superior Court of the District of Columbia dismissed the suit brought by the Argentine unions. In addition to cases brought in the United States, health care cost recovery actions have also been brought in Israel, the Marshall Islands, the Province of British Columbia, Canada, and France, and other entities have stated that they are considering filing such actions.

      In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In June 2001, a New York jury returned a verdict awarding $6.83 million in compensatory damages against PM Inc. and a total of $11 million against four other defendants in a health care cost recovery action brought by a Blue Cross and Blue Shield plan; in October 2001, the trial court denied defendants' post-trial motions challenging the verdict and, in November 2001, entered judgment in the case; PM Inc. has appealed.

- Settlements of Health Care Cost Recovery Litigation: In November 1998, PM Inc. and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM Inc. and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements"). The MSA has received final judicial approval in all 52 settling jurisdictions.

      The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2001, $9.9 billion; 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and, thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as additional annual payments of $250 million through 2003. These payment obligations are the several and not joint obligations of each settling defendant. PM Inc.'s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due.

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

      As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM Inc., and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (2002 through 2008, $500 million each year; 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer's relative market share. PM Inc. records its portion of these payments as part of cost of sales as product is shipped.

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

      Certain litigation has arisen challenging the validity of the MSA and alleging violations of antitrust laws.

      In April 1999, a putative class action was filed in federal district court on behalf of all firms that directly buy cigarettes in the United States from defendant tobacco manufacturers. The complaint alleged violation of antitrust law, based in part on the MSA. Plaintiffs sought treble damages computed as three times the difference between current prices and the price plaintiffs would have paid for cigarettes in the absence of an alleged conspiracy to restrain and monopolize trade in the domestic cigarette market, together with attorneys' fees. Plaintiffs also sought injunctive relief against certain aspects of the MSA. In March 2000, the court granted defendants' motion to dismiss the complaint, and plaintiffs appealed. In June 2001, the appellate court affirmed the trial court's ruling, and in January 2002, the United States Supreme Court refused to consider plaintiffs' appeal.

      Since June 1999, a putative class action brought on behalf of certain Native American tribes and other suits challenging the validity of the MSA have been filed against PM Inc., and in certain instances, the Company. Plaintiffs in these cases allege that by entering into the MSA, defendants have violated plaintiffs' constitutional rights or antitrust laws. The case brought on behalf of the Native American tribes was dismissed by the trial court, and the tribes' appeal was denied by the appellate court.

      In addition, since December 2000, cases have been filed in Virginia and Pennsylvania against governmental entities alleging that enforcement of the MSA is unconstitutional and violates antitrust laws. Neither PM Inc. nor the Company is a party to these suits.

- Federal Government's Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers and others, including PM Inc. and the Company, asserting claims under three federal statutes, the Medical Care Recovery Act ("MCRA"), the Medicare Secondary Payer ("MSP") provisions of the Social Security Act and the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The lawsuit seeks to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants' fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans' health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleges that such costs total more than $20 billion annually. It also seeks various types of equitable and declaratory relief, including disgorgement, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government's future costs of providing health care resulting from defendants' alleged past tortious and wrongful conduct. PM Inc. and the Company moved to dismiss this lawsuit on numerous grounds, including that the statutes invoked by the government do not provide a basis for the relief sought. In September 2000, the trial court dismissed the government's MCRA and MSP claims, but permitted discovery to proceed on the government's claims for equitable relief under RICO. In October 2000, the government moved for reconsideration of the trial court's order to the extent that it dismissed the MCRA claims for health care costs paid pursuant to government health benefit programs other than Medicare and the Federal Employees Health Benefits Act. In February 2001, the government filed an amended complaint attempting to replead the MSP claims. In July 2001, the court denied the government's motion for reconsideration of the dismissal of the MCRA claims and dismissed the government's amended MSP claims. Trial of the case is currently scheduled for July 2003.

      In June 2001, representatives of the Department of Justice invited the defendants, including PM Inc. and the Company, to participate in settlement discussions. A meeting with representatives of the Department of Justice was held in July 2001. PM Inc. and the Company cannot predict whether discussions will continue or the outcome of any such discussions. The Company and PM Inc. believe that they have a number of valid defenses to the lawsuit and will continue to vigorously defend it.

Certain Other Tobacco-Related Litigation

- Lights/Ultra Lights Cases: As of December 31, 2001, there were 11 putative class actions pending against PM Inc. and the Company in California, Florida, Illinois, Massachusetts, Minnesota, Missouri, New Jersey, Ohio (2), Tennessee and West Virginia on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Plaintiffs in these cases allege, among other things, that the use of the terms "Lights" and/or "Ultra Lights" constitutes deceptive and unfair trade practices, and seek injunctive and equitable relief, including restitution. In November 2001, plaintiffs voluntarily dismissed a case in Pennsylvania, and in October 2001, a Massachusetts court certified a statewide class. In February 2001, an Illinois court also certified a class, and trial in this case is scheduled for August 2002. During the first quarter of 2001, plaintiffs voluntarily dismissed cases in Florida and New York. In July 2001, an Arizona court refused to certify a class, and that case has been voluntarily dismissed.

- Cigarette Importation Cases: As of December 31, 2001, the European Community, various Departments of Colombia, Ecuador, Belize and Honduras had filed suits in the United States against the Company and certain of its subsidiaries, including PM Inc. and PMI, and other cigarette manufacturers and their affiliates, alleging that defendants sold to distributors cigarettes that would be illegally imported into the plaintiff jurisdictions in an effort to evade taxes. The claims asserted in these cases include negligence, negligent misrepresentation, fraud, unjust enrichment, violations of RICO and its state-law equivalents and conspiracy. Plaintiffs in these cases seek actual damages, treble damages and undisclosed injunctive relief. In January 2001, the Company and its defendant subsidiaries moved to dismiss the complaints filed in the European Community and Colombia cases. In July 2001, the court dismissed the complaint filed by the European Community for lack of standing, while noting that the ruling is not applicable to suits that the European Community's member states may choose to file, and in August 2001, the European Community and ten member states refiled the complaint. Also, in July 2001, PM Inc. and the Company moved to dismiss the complaint filed by Ecuador. In September 2001, PM Inc. and the Company moved to dismiss the complaints filed by Belize and Honduras. In October 2001, the United States Court of Appeals for the Second Circuit affirmed the dismissal of a cigarette importation case filed against another cigarette manufacturer. In November 2001, the company moved to dismiss the complaint filed by the European Community in August 2001.

- Asbestos Contribution Cases: As of December 31, 2001, an estimated 13 suits were pending on behalf of former asbestos manufacturers and affiliated entities against domestic tobacco manufacturers, including PM Inc. These cases seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Plaintiffs in most of these cases also seek punitive damages. The aggregate amounts claimed in these cases range into the billions of dollars.

- Retail Leaders Case: Three domestic tobacco manufacturers have filed suit against PM Inc. seeking to enjoin the PM Inc. "Retail Leaders" program that became available to retailers in October 1998. The complaint alleges that this retail merchandising program is exclusionary, creates an unreasonable restraint of trade and constitutes unlawful monopolization. In addition to an injunction, plaintiffs seek unspecified treble damages, attorneys' fees, costs and interest. In June 1999, the court issued a preliminary injunction enjoining PM Inc. from prohibiting retail outlets that participate in the program at one of the levels from installing competitive permanent signage in any section of the "industry fixture" that displays or holds packages of cigarettes manufactured by a firm other than PM Inc., or requiring those outlets to allocate a percentage of cigarette-related permanent signage to PM Inc. greater than PM Inc.'s market share. The court also enjoined PM Inc. from prohibiting retailers participating in the program from advertising or conducting promotional programs of cigarette manufacturers other than PM Inc. The preliminary injunction does not affect any other aspect of the Retail Leaders program. In May 2001, the court denied plaintiffs' motion alleging that PM Inc. had violated the preliminary injunction. In July 2001, one plaintiff filed a motion to modify and expand the preliminary injunction. The motion was denied in December 2001. In October 2001, PM Inc. moved for summary judgment dismissing all of plaintiffs' claims. Although no trial date has been set, the court has indicated a probable trial date of May 2002.

- Vending Machine Case: Plaintiffs, who began their case as a purported nationwide class of cigarette vending machine operators, allege that PM Inc. has violated the Robinson-Patman Act in connection with its promotional and merchandising programs available to retail stores and not available to cigarette vending machine operators. Plaintiffs request actual damages, treble damages, injunctive relief, attorneys' fees and costs, and other unspecified relief. In June 1999, the court denied plaintiffs' motion for a preliminary injunction. Plaintiffs have withdrawn their request for class action status. In August 2001, the court granted PM Inc.'s motion for summary judgment and dismissed, with prejudice, the claims of ten plaintiffs. In October 2001, the court certified its decision for appeal to the United States Court of Appeals for the Sixth Circuit following the stipulation of all plaintiffs that the district court's dismissal would, if affirmed, be binding on all plaintiffs.

- Tobacco Price Cases: As of December 31, 2001, there were 36 putative class actions pending against PM Inc. and other domestic tobacco manufacturers, as well as, in certain instances, the Company and PMI, alleging that defendants conspired to fix cigarette prices in violation of antitrust laws. Seven of the putative class actions were filed in various federal district courts by direct purchasers of tobacco products, and the remaining 29 were filed in 14 states and the District of Columbia by retail purchasers of tobacco products. In November 2001, the court granted plaintiff's motion for class certification and denied defendant's motion to dismiss in a case pending in state court in Kansas. In December 2001, the court denied plaintiff's motion for class certification in a case pending in state court in Minnesota. The seven federal class actions have been consolidated. In November 2000, the court hearing the consolidated cases granted in part and denied in part defendants' motion to dismiss portions of the consolidated complaint. The court has certified a class of plaintiffs who made direct purchases between February 1996 and February 2000. In June 2001, the court granted defendants' motion to dismiss the fraudulent concealment allegations in the complaint.

- Tobacco Growers' Case: In February 2000, a suit was filed on behalf of a purported class of tobacco growers and quota-holders, and amended complaints were filed in May 2000 and in August 2000. The second amended complaint alleges that defendants, including PM Inc., violated antitrust laws by bid-rigging and allocating purchases at tobacco auctions and by conspiring to undermine the tobacco quota and price-support program administered by the federal government. In October 2000, defendants filed motions to dismiss the amended complaint and to transfer the case, and plaintiffs filed a motion for class certification. In November 2000, the court granted defendants' motion to transfer the case to the United States District Court for the Middle District of North Carolina. In December 2000, plaintiffs served a motion for leave to file a third amended complaint to add tobacco leaf buyers as defendants. This motion was granted, and the additional parties were served in February 2001. In March 2001, the leaf buyer defendants filed a motion to dismiss the case. In June 2001, the manufacturing and leaf buyer defendants filed a joint memorandum in opposition to plaintiffs' motion for class certification. In July 2001, the court denied the manufacturer and leaf buyer defendants' motions to dismiss the case.

- Consolidated Putative Punitive Damages Cases: In September 2000, a putative class action was filed in the federal district court in the Eastern District of New York that purports to consolidate punitive damages claims in ten tobacco-related actions currently pending in the federal district court in the

Eastern Districts of New York and Pennsylvania. In November 2000, the court hearing this case indicated that, in its view, it appears likely that plaintiffs will be able to demonstrate a basis for certification of an opt-out compensatory damages class and a non-opt-out punitive damages class. In December 2000, plaintiffs served a motion for leave to file an amended complaint and a motion for class certification. A hearing on plaintiffs' motion for class certification was held in March 2001.

Certain Other Actions

- National Cheese Exchange Cases: Since 1996, seven putative class actions have been filed by various dairy farmers alleging that Kraft Foods Inc., its subsidiaries and others engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange. Plaintiffs seek injunctive and equitable relief and unspecified treble damages. Two of the actions were voluntarily dismissed by plaintiffs after class certification was denied. Three cases were consolidated in state court in Wisconsin, and in November 1999, the court granted Kraft's motion for summary judgment. In June 2001, the Wisconsin Court of Appeals affirmed the trial court's ruling. In October 2001, the Wisconsin Supreme Court granted plaintiffs' petition for further review. Kraft's motions to dismiss were granted in the cases pending in Illinois state court and in the United States District Court for the Central District of California. Appellate courts have reversed and remanded both cases for further proceedings. No classes have been certified in any of the cases. In January 2002, following the parties' settlement of the matter, the Illinois case was dismissed with prejudice.

- Italian Tax Matters: One hundred ninety-four tax assessments alleging the nonpayment of taxes in Italy (value-added taxes for the years 1988 to 1996 and income taxes for the years 1987 to 1996) have been served upon certain affiliates of the Company, including six new assessments (for the year 1996), which were served in October and December 2001. The aggregate amount of alleged unpaid taxes assessed to date is the euro equivalent of $2.1 billion. In addition, the euro equivalent of $3.1 billion in interest and penalties has been assessed. The Company anticipates that value-added and income tax assessments may also be received with respect to subsequent years. All of the assessments are being vigorously contested. To date, the Italian administrative tax court in Milan has overturned 188 of the assessments. The decisions to overturn 185 assessments have been appealed by the tax authorities to the regional appellate court in Milan. To date, the regional appellate court has rejected 51 of the appeals filed by the tax authorities. The tax authorities have appealed 45 of the 51 decisions of the regional appellate court to the Italian Supreme Court, and a hearing on these cases was held in December 2001. Six of the 51 decisions were not appealed and are now final. In a separate proceeding in October 1997, a Naples court dismissed charges of criminal association against certain present and former officers and directors of affiliates of the Company, but permitted tax evasion and related charges to remain pending. In February 1998, the criminal court in Naples determined that jurisdiction was not proper, and the case file was transmitted to the public prosecutor in Milan. In December 2000, the Milan prosecutor took certain procedural steps that may indicate his intention to recommend that charges be pursued against certain of these present and former officers and directors. The Company, its affiliates and the officers and directors who are subject to the proceedings believe they have complied with applicable Italian tax laws and are vigorously contesting the pending assessments and proceedings.

                            ------------------------

      It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties. Unfavorable verdicts awarding compensatory and punitive damages against PM Inc. have been returned in the Engle smoking and health class action, several individual smoking and health cases and a health care cost recovery case and are being appealed. It is possible that there could be further adverse developments in these cases and that additional cases could be decided unfavorably. An unfavorable outcome or settlement of a pending smoking and health or health care cost recovery case could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

      Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation, and the Company has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. The present legislative and litigation environment is substantially uncertain, and it is possible that the Company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. The Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, the Company and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of the Company's stockholders to do so.

Note 17.

Quarterly Financial Data (Unaudited):

(in millions, except per share data)                                         2001 Quarters
------------------------------------------------------------------------------------------------------------
                                                               1st           2nd          3rd          4th
------------------------------------------------------------------------------------------------------------
Operating revenues                                          $22,359       $23,188      $22,404      $21,973
============================================================================================================
Gross profit                                                $ 9,757       $10,270      $ 9,972      $ 9,678
============================================================================================================
Earnings before cumulative effect
   of accounting change                                     $ 1,786       $ 2,288      $ 2,328      $ 2,164
Cumulative effect of accounting change                           (6)
------------------------------------------------------------------------------------------------------------
Net earnings                                                $ 1,780       $ 2,288      $ 2,328      $ 2,164
============================================================================================================
Per share data:
   Basic EPS                                                $  0.81       $  1.04      $  1.07      $  1.00
============================================================================================================
   Diluted EPS                                              $  0.80       $  1.03      $  1.06      $  0.99
============================================================================================================
   Dividends declared                                       $  0.53       $  0.53      $  0.58      $  0.58
============================================================================================================
   Market price--high                                       $ 52.04       $ 53.88      $ 49.76      $ 51.72
               --low                                        $ 38.75       $ 44.00      $ 43.00      $ 44.70
============================================================================================================

(in millions, except per share data)                                         2000 Quarters
------------------------------------------------------------------------------------------------------------
                                                                1st           2nd          3rd          4th
------------------------------------------------------------------------------------------------------------
Operating revenues                                          $20,040       $20,844      $20,058      $19,414
============================================================================================================
Gross profit                                                $ 8,287       $ 8,906      $ 8,486      $ 8,449
============================================================================================================
Net earnings                                                $ 2,009       $ 2,171      $ 2,319      $ 2,011
============================================================================================================
Per share data:
   Basic EPS                                                $  0.87       $  0.96      $  1.04      $  0.91
============================================================================================================
   Diluted EPS                                              $  0.87       $  0.95      $  1.03      $  0.90
============================================================================================================
   Dividends declared                                       $  0.48       $  0.48      $  0.53      $  0.53
============================================================================================================
   Market price--high                                       $ 24.63       $ 28.75      $ 34.00      $ 45.94
               --low                                        $ 18.69       $ 20.38      $ 23.00      $ 29.56
============================================================================================================

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

      During 2001, the Company recorded pre-tax charges as follows:

(in millions)                                                                  2001 Quarters
------------------------------------------------------------------------------------------------------------
                                                                1st           2nd          3rd          4th
------------------------------------------------------------------------------------------------------------
Litigation-related expense                                     $500
Loss on sale of a North American food factory                    29
Nabisco integration costs                                                                  $37          $16
Contract brewing agreement                                                                  19
------------------------------------------------------------------------------------------------------------
                                                               $529         $  --          $56          $16
============================================================================================================

      During 2000, the Company recorded a $139 million pre-tax gain related to the sale of a French confectionery business in the third quarter and a $100 million pre-tax gain related to the sale of beer rights in the fourth quarter.

                            ------------------------

      The principal stock exchange, on which the Company's common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2002, there were approximately 131,700 holders of record of the Company's common stock.

Report of Independent Accountants

To the Board of Directors and Stockholders of Philip Morris Companies Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Philip Morris Companies Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
January 28, 2002

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