Form 10-K, Exhibit 13
period 2002-12-31
ALTRIA GROUP INC
filed 2003-03-27
CIK 764180

Financial Review

Financial Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	page 22

Selected Financial Data — Five-Year Review	page 43

Consolidated Balance Sheets	page 44

Consolidated Statements of Earnings	page 46

Consolidated Statements of Stockholders’ Equity	page 47

Consolidated Statements of Cash Flows	page 48

Notes to Consolidated Financial Statements	page 50

Report of Independent Accountants	page 74

Company Report on Financial Statements	page 74

Guide to Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Benefit Plans
Note 15 includes a discussion of pension plans	page 61

Contingencies
Note 18 includes a discussion of litigation	page 65

Finance Assets, net
Note 7 includes a discussion of leasing activities	page 54

Miller Brewing Company Transaction
Note 3	page 53

Segment Reporting
Note 14	page 59

Stock Plans
Note 11 includes a discussion of stock compensation	page 57

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In April 2002, the stockholders of Philip Morris Companies Inc. approved changing the name of the parent company from Philip Morris Companies Inc. to Altria Group, Inc. (“ALG”). The name change became effective on January 27, 2003. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and its majority-owned (84.2%) subsidiary, Kraft Foods Inc. (“Kraft”), are engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, is primarily engaged in leasing activities. ALG’s former wholly-owned subsidiary, Miller Brewing Company (“Miller”), was engaged in the manufacture and sale of various beer products prior to the merger of Miller into South African Breweries plc (“SAB”) on July 9, 2002 (see Note 3 to the consolidated financial statements). Throughout this discussion and analysis, Altria Group, Inc. refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies. ALG’s access to the operating cash flows of its subsidiaries is comprised of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

Critical Accounting Policies

Financial Reporting Release No. 60, which was issued by the Securities and Exchange Commission (“SEC”), requires all registrants to discuss critical accounting policies or methods used in the preparation of financial statements. Note 2 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements. In many instances, Altria Group, Inc. must use an accounting policy or method because it is the only policy or method permitted under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements includes the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, income taxes, the allowance for loan losses and estimated residual values of finance leases, and contingencies. Altria Group, Inc. bases its estimates on historical experience and other assumptions that it believes are appropriate. If actual amounts are ultimately different from previous estimates, the revisions are included in Altria Group, Inc.’s consolidated results of operations for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between Altria Group, Inc.’s estimates and actual amounts in any year, have not had a significant impact on its consolidated financial statements.

The selection and disclosure of Altria Group, Inc.’s critical accounting policies and estimates have been discussed with Altria Group, Inc.’s Audit Committee. The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements:

•          Revenue Recognition: As required by U.S. GAAP, Altria Group, Inc.’s consumer products businesses recognize revenues, net of sales incentives, and including shipping and handling charges billed to customers, upon shipment of goods when title and risk of loss pass to customers. Shipping and handling costs are classified as part of cost of sales. Provisions and allowances for sales returns and bad debts are also recorded in the consolidated financial statements. The amounts recorded for these provisions and related allowances are not significant to Altria Group, Inc.’s consolidated financial position or results of operations. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, Altria Group, Inc. adopted newly required accounting standards mandating that certain costs reported as marketing expenses be shown as a reduction of operating revenues or as an increase in cost of sales or excise taxes on products. As a result, previously reported revenues were reduced by $9.0 billion and $6.9 billion in 2001 and 2000, respectively. The adoption of the new accounting standards had no impact on net earnings or basic and diluted earnings per share (“EPS”).

•          Depreciation and Amortization: Altria Group, Inc. depreciates property, plant and equipment and amortizes its definite life intangible assets using straight-line methods over the estimated useful lives of the assets. As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, Altria Group, Inc. adopted the provisions of a new accounting standard. Altria Group, Inc. has determined that substantially all of its goodwill and other intangible assets have indefinite lives due to the long history of its brands. As a result, Altria Group, Inc. stopped recording the amortization of goodwill and substantially all of its intangible assets as a charge to earnings. Net earnings and diluted EPS would have been as follows had the provisions of the new standards been applied as of January 1, 2000:

(in millions, except per share data)
For the years ended December 31,	2001	2000

Net earnings, as previously reported	$8,560	$8,510
Adjustment for amortization of goodwill and other intangible assets	932	586

Net earnings, as adjusted	$9,492	$9,096

Diluted EPS, as previously reported	$3.87	$3.75
Adjustment for amortization of goodwill and other intangible assets	0.43	0.25

Diluted EPS, as adjusted	$4.30	$4.00

•          Marketing and Advertising Costs: As required by U.S. GAAP, Altria Group, Inc. records marketing costs as an expense in the year to which such costs relate. Altria Group, Inc. does not defer any amounts on its consolidated balance sheets with respect to marketing costs. Altria Group, Inc. expenses advertising costs in the year in which the related advertisement initially appears. Consumer incentive and trade promotion costs are recorded as a reduction of revenues in the year in which these programs are offered, based on estimates of utilization and redemption rates that are developed from historical information.

•          Contingencies: As discussed in Note 18 to the consolidated financial statements (“Note 18”), legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against ALG, its subsidiaries and affiliates, including PM USA and PMI, as well as their respective indemnitees. In 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by four other states (together with the MSA, the “State Settlement Agreements”). As part of the MSA, PM USA and three other domestic tobacco product manufacturers agreed to establish and fund a trust to provide aid to tobacco growers and quota-holders. The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap. These payment obligations, which are subject to adjustment for the factors mentioned above, are the several and not joint obligations of each settling defendant. Industry payments under the State Settlement Agreements are: 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and, thereafter, $9.4 billion each year. PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped. During the years ended December 31, 2002, 2001 and 2000, PM USA recorded expenses of $5.3 billion, $5.9 billion and $5.2 billion, respectively, as part of cost of sales for the payments under the State Settlement Agreements and to fund the trust for tobacco growers and quota-holders.

It is not possible to predict the outcome of the litigation pending against ALG and its subsidiaries. Litigation is subject to many uncertainties. Unfavorable verdicts awarding compensatory and/or punitive damages against PM USA have been returned in the Engle smoking and health class action, several individual smoking and health cases, a flight attendant environmental tobacco smoke (“ETS”) lawsuit and a health care cost recovery case, and are being appealed. It is possible that there could be further adverse developments in these cases and that additional cases could be decided unfavorably. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 18: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related litigation; (ii) management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

The present legislative and litigation environment is substantially uncertain, and it is possible that the business and volume of ALG’s subsidiaries, as well as Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of ALG’s stockholders to do so.

•          Employee Benefit Plans: As discussed in Note 15. Benefit Plans, Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. Altria Group, Inc. believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 15 to the consolidated financial statements, are reasonable based on advice from its actuaries.

At December 31, 2002, for the U.S. pension and postretirement plans, Altria Group, Inc. reduced its discount rate assumption to 6.50% and increased its medical trend rate assumption. Altria Group, Inc.’s long-term rate of return assumption remains at 9.0% based on the investment of its pension assets primarily in U.S. equity securities. A fifty basis point decline in Altria Group, Inc.’s discount rate would increase Altria Group, Inc.’s pension and postretirement expense by approximately $75 million, while a fifty basis point decline in the expected return on plan assets would increase Altria Group, Inc.’s pension expense by approximately $50 million. See Note 15 for a sensitivity discussion of the assumed health care cost trend rates.

Altria Group, Inc. makes the maximum tax-deductible contribution to its U.S. pension funds. Contributions to U.S. and non-U.S. pension funds totaled

$1.1 billion in 2002. However, recent stock market declines have resulted in significant deferred losses that will be reflected in the pension calculation over the next four years. These losses have resulted in the recording of additional minimum pension liabilities through an after-tax charge of $760 million to stockholders’ equity as of December 31, 2002. The amortization of these deferred losses will result in higher pension expense in future periods.

•          Income Taxes: Altria Group, Inc. accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the book and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

PMCC is primarily engaged in leasing activities. PMCC’s net revenues and operating companies income was less than 1% of Altria Group, Inc.’s consolidated net revenues and operating companies income for the year ended December 31, 2002. The accounting principle used by PMCC for revenue recognition, which is prescribed by U.S. GAAP, differs from that used by ALG’s consumer products businesses. A summary of this policy is as follows:

•          Leasing: More than 70% of PMCC’s net revenues in 2002 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recorded as revenues over the life of the related leases at a constant after-tax rate of return. The remainder of PMCC’s net revenues consist primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized in net revenues over the life of the leases at a constant pre-tax rate of return. As discussed further in Note 7, PMCC has ceased recording income on certain aircraft leases where the counter-party has entered Chapter 11 bankruptcy protection.

PMCC’s investment in leases is included in finance assets, net, on the consolidated balance sheet as of December 31, 2002. As required by U.S. GAAP, PMCC’s investment in leases is presented on a net basis and consists of lease receivables and estimated residual values, reduced by non-recourse debt (which is collateralized by the assets under lease and lease receivables) and unearned income. Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors, including appraisals on certain assets, and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews have not resulted in adjustments to Altria Group, Inc.’s consolidated net revenues or operating results for any of the periods presented. To the extent that lease receivables due PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2002, PMCC increased this allowance by $290 million for exposure to the troubled airline industry. PMCC’s investment in finance leases includes an aggregate of approximately $2.6 billion relating to the airline industry. It is possible that further adverse developments in the airline industry may develop, which might require PMCC to record an additional allowance for losses in future periods. For a further discussion of PMCC’s investment in leveraged leases, see the section entitled “Leveraged Leases” within Altria Group, Inc.’s Financial Review of Debt and Liquidity and Note 7. Finance Assets, net of the notes to the consolidated financial statements.

Consolidated Operating Results

(in millions)
	2002	2001	2000

Net Revenues
Domestic tobacco	$18,877	$19,902	$18,967
International tobacco	28,672	26,517	26,290
North American food	21,485	20,970	15,312
International food	8,238	8,264	7,610
Beer	2,641	4,791	4,907
Financial services	495	435	417

Net revenues	$80,408	$80,879	$73,503

(in millions)
	2002	2001	2000

Operating Income
Domestic tobacco	$5,011	$5,264	$5,350
International tobacco	5,666	5,406	5,211
North American food	4,953	4,796	3,547
International food	1,330	1,239	1,208
Beer	276	481	650
Financial services	55	296	262

Operating companies income	17,291	17,482	16,228
Amortization of intangibles	(7)	(1,014)	(591)
General corporate expenses	(683)	(766)	(831)

Operating income	$16,601	$15,702	$14,806

Items Affecting Comparability

Several events occurred in 2002, 2001 and 2000 that affected the comparability of statement of earnings amounts. In order to isolate the impact of these events and provide better clarity to business trends, comparisons will be discussed both including and excluding these events, which are as follows:

•          Miller Transaction: On May 30, 2002, Altria Group, Inc. announced an agreement with SAB to merge Miller into SAB. The transaction closed on July 9, 2002 and SAB changed its name to SABMiller plc (“SABMiller”). The transaction, which is discussed more fully in Note 3 to the consolidated financial statements, resulted in a pre-tax gain of approximately $2.6 billion or approximately $1.7 billion after-tax. ALG records its share of SABMiller’s net earnings, based on its economic ownership percentage, in minority interest in earnings and other, net, on the consolidated statement of earnings.

•          Provision for Airline Industry Exposure: During 2002, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million.

•          Amortization of Intangibles: As previously discussed, Altria Group, Inc. stopped recording the amortization of goodwill and substantially all of its intangible assets as a charge to earnings as of January 1, 2002.

•          Separation Programs and Asset Impairments: During 2002, PMI offered separation programs in Germany and the United Kingdom. Approximately 250 employees were terminated. As a result, pre-tax charges of $58 million, primarily for enhanced severance, pension and postretirement benefits, were recorded in operating companies income of the international tobacco segment. During 2002, approximately 800 employees elected to retire or terminate employment under separation programs. Pre-tax charges of $135 million, $7 million and $23 million were recorded in operating companies income of the North American food, international food and beer segments, respectively, for these separation programs and a beer asset impairment. During 2001, Miller revised the terms of a contract brewing agreement with Pabst Brewing Co., which resulted in pre-tax charges of $19 million in the operating companies income of the beer segment.

•          Integration Costs and a Loss on Sale of a Food Factory: The integration of Nabisco Holdings Corp. (“Nabisco”) into the operations of Kraft resulted in the closure or reconfiguration of several existing Kraft facilities. The aggregate charges to the consolidated statement of earnings to close or reconfigure facilities and integrate Nabisco were originally estimated to be in the range of $200 million to $300 million. During 2002 and 2001, Kraft Foods North America, Inc. (“KFNA”) recorded pre-tax charges of $98 million and $53 million, respectively, related to the closing of a facility and other consolidation programs in North America. During 2002, Kraft Foods International, Inc. (“KFI”) recorded pre-tax charges of $17 million to consolidate production lines and distribution networks in Latin America. As of December 31, 2002, the aggregate pre-tax charges to the consolidated statements of earnings to close or reconfigure Kraft facilities and integrate Nabisco, including Kraft’s separation programs ($142 million) discussed above, were $310 million, slightly above the original estimate. The integration-related charges of $168 million included $27 million for severance, $117 million for asset write-offs and $24 million for other cash exit costs. Cash payments relating to these charges will approximate $51 million, of which $21 million has been paid through December 31, 2002. No additional pre-tax charges are expected to be recorded for these programs. In addition, during the first quarter of 2001 KFNA recorded a pre-tax loss of $29 million on the sale of a North American food factory.

•          Gains on Sales of Businesses: During 2002, KFI sold a Latin American yeast and industrial bakery ingredients business for $110 million and recorded a pre-tax gain of $69 million. The total gains on sales in 2002, including the sale of some small food businesses, were $80 million. During 2001, a small international food business was sold and a pre-tax gain of $8 million was recorded. During 2000, KFI sold a French confectionery business for proceeds of $251 million, on which a pre-tax gain of $139 million was recorded. In addition, Miller sold its rights to Molson trademarks in the United States for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded. The total gains on sales in 2000, including the sale of several small food and beer businesses were $274 million.

•          Businesses Previously Held for Sale: During 2001, certain small Nabisco businesses were reclassified to businesses held for sale, including their estimated results of operations through anticipated sales dates. These businesses have subsequently been sold, with the exception of one business that had been held for sale since the acquisition of Nabisco. This business, which is no longer held for sale, has been included in the 2002 consolidated operating results of KFNA.

•          Nabisco Acquisition: On December 11, 2000, Altria Group, Inc., through its subsidiary Kraft, acquired all of the outstanding shares of Nabisco for $55 per share in cash. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed through the issuance of $12.2 billion of short-term obligations and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Beginning January 1, 2001, Nabisco’s earnings have been included in the consolidated operating results of Altria Group, Inc. The interest cost on borrowings associated with acquiring Nabisco has been included in interest and other debt expense, net, on Altria Group, Inc.’s consolidated statements of earnings for the years ended December 31, 2002, 2001 and 2000.

•          Kraft IPO: On June 13, 2001, Kraft completed an initial public offering (“IPO”) of 280,000,000 shares of its Class A common stock at a price of $31.00 per share. Altria Group, Inc. used the IPO proceeds, net of underwriting discount and expenses, of $8.4 billion to retire a portion of the debt incurred to finance the acquisition of Nabisco. After the completion of the IPO, Altria Group, Inc. owned approximately 83.9% of the outstanding shares of Kraft’s capital stock through Altria Group, Inc.’s ownership of 49.5% of Kraft’s Class A common stock and 100% of Kraft’s Class B common stock. Kraft’s Class A common stock has one vote per share while Kraft’s Class B common stock has ten votes per share. As of December 31, 2002 and 2001, Altria Group, Inc. held approximately 98% of the combined voting power of Kraft’s outstanding capital stock. At December 31, 2002, Altria Group, Inc. owned approximately 84.2% of the outstanding shares of Kraft’s capital stock.

•          Litigation Related Expense: As discussed in Note 18, on May 7, 2001, the trial court in the Engle class action approved a stipulation and agreed order among PM USA, certain other defendants and the plaintiffs providing that the execution or enforcement of the punitive damages component of the judgment in that case will remain stayed through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court, and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, PM USA recorded a $500 million pre-tax charge in the operating companies income of the domestic tobacco segment for the year ended December 31, 2001. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM USA should it prevail in its appeal of the case. The $1.2 billion escrow account is included in the December 31, 2002 and 2001 consolidated balance sheets as other assets. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

•          Century Date Change: During the fourth quarter of 1999, Altria Group, Inc.’s customers purchased additional product in anticipation of potential Century Date Change (“CDC”) related disruptions. These incremental shipments would have normally been made during the first quarter of 2000. The increased shipments in 1999 resulted in incremental net revenues and operating companies income in 1999 of approximately $213 million and $100 million, respectively, and corresponding decreases in net revenues and operating companies income in 2000.

Management uses net revenues, operating companies income, operating income, net earnings and diluted and basic EPS measures, excluding items affecting comparability, to manage and to evaluate the performance of Altria Group, Inc. Management believes it is appropriate to disclose these measures to assist investors with analyzing business performance and trends. These measures should not be considered in isolation or as a substitute for net revenues, operating income, net earnings and diluted and basic EPS, prepared in accordance with U.S. GAAP.

2002 compared with 2001

Net revenues for 2002 decreased $471 million (0.6%) from 2001, due primarily to the Miller transaction and a decrease in net revenues from the domestic tobacco business, partially offset by higher net revenues from the North American food and international tobacco businesses. Excluding the items affecting comparability, as well as the net revenues of businesses divested since the beginning of 2001, net revenues for 2002 increased $1.5 billion (1.9%) over 2001.

Operating income for 2002 increased $899 million (5.7%) over 2001, due primarily to the cessation of intangible asset amortization in 2002. Excluding the previously discussed items affecting comparability from each year, as well as the results from operations divested since the beginning of 2001, operating income for 2002 increased $30 million (0.2%) over 2001, due primarily to higher operating income from the food and international tobacco businesses and lower corporate expenses, mostly offset by lower operating income from the domestic tobacco business.

Altria Group, Inc.’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, decreased $191 million (1.1%) from 2001, due primarily to lower operating income from the domestic tobacco business, a provision for airline industry exposure and the exclusion of Miller’s operating results during the second half of 2002, partially offset by the 2001 litigation related expense and higher operating income from PMI and Kraft. Excluding the items affecting comparability from each year, as well as the results from businesses divested since the beginning of 2001, operating companies income decreased $53 million (0.3%).

Currency movements have decreased net revenues by $850 million ($530 million, after excluding the impact of currency movements on excise taxes) and operating companies income by $235 million from 2001. Declines in net revenues and operating companies income are due primarily to the strength versus prior year of the U.S. dollar against the Japanese yen, the Russian ruble and certain Latin American currencies, partially offset by the weakness of the U.S. dollar against the euro. Although Altria Group, Inc. cannot predict future movements in currency rates, the recent weakening of the U.S. dollar against the euro, if sustained during 2003, could have a favorable impact on net revenues and operating companies income comparisons with 2002.

Interest and other debt expense, net, of $1.1 billion for 2002 decreased $284 million from 2001. This decrease was due primarily to higher average debt outstanding in 2001, as a result of the Nabisco acquisition, and lower interest rates in 2002. The net proceeds of the Kraft IPO of $8.4 billion were used to retire a portion of the Nabisco acquisition debt in June 2001.

During 2002, Altria Group, Inc.’s effective tax rate decreased by 2.4 percentage points to 35.5%. This change is due primarily to the adoption of SFAS No. 141 and SFAS No. 142, under which Altria Group, Inc. is no longer required to amortize goodwill and indefinite life intangible assets as a charge to earnings.

Diluted and basic EPS of $5.21 and $5.26, respectively, for 2002, increased by 34.6% and 34.2%, respectively, over 2001. Net earnings of $11.1 billion for 2002 increased $2.5 billion (29.7%) over 2001. These results include the gain from the Miller transaction, as well as the other items affecting comparability. Excluding the after-tax impact of the gain from the Miller transaction, as well as the other items affecting comparability, net earnings decreased 0.3% to $9.7 billion, diluted EPS increased 3.4% to $4.57 and basic EPS increased 2.9% to $4.61, reflecting the impact of share repurchases during 2002.

2001 compared with 2000

Net revenues for 2001 increased $7.4 billion (10.0%) over 2000, due primarily to the acquisition of Nabisco and an increase in net revenues from Altria Group, Inc.’s domestic tobacco business. Adjusting for the shift in CDC revenues and for the impact of businesses previously held for sale, and excluding the net revenues of businesses divested since the beginning of 2000, net revenues for 2001 increased $7.6 billion (11.0%) over 2000. Net revenues would have increased 1.0% over 2000 had the acquisition of Nabisco occurred on January 1, 2000.

Operating income for 2001 increased $896 million (6.1%) over 2000. Including the incremental CDC income in 2000 and excluding the previously discussed items affecting comparability from each year, as well as the results from operations divested since the beginning of 2000, operating income for 2001 increased $2.2 billion (14.8%) over 2000, due primarily to higher operating income from Altria Group, Inc.’s food and tobacco businesses. Operating income would have increased 7.5% had the acquisition of Nabisco occurred on January 1, 2000.

Operating companies income increased $1.3 billion (7.7%) over 2000, due primarily to the Nabisco acquisition, partially offset by the 2001 litigation related expense. Adjusting for the shift in CDC income and the items affecting comparability in each year, as well as the results from operations divested since the beginning of 2000, operating companies income increased $2.1 billion (13.6%). Operating companies income would have increased 6.7% had the acquisition of Nabisco occurred on January 1, 2000, due primarily to higher results from Altria Group, Inc.’s tobacco and food businesses.

Currency movements decreased net revenues by $1.9 billion ($1.1 billion, after excluding the impact of currency movements on excise taxes) and operating companies income by $449 million from 2000. Declines in net revenues and operating companies income were due primarily to the strength of the U.S. dollar against the euro, the Turkish lira and Asian currencies.

Interest and other debt expense, net, of $1.4 billion for 2001 increased $699 million over 2000. This increase was due primarily to higher average debt outstanding in 2001, as a result of the Nabisco acquisition. The Kraft IPO proceeds of $8.4 billion were used to retire a portion of the debt incurred as a result of the Nabisco acquisition.

During 2001, Altria Group, Inc.’s effective tax rate decreased by 0.8 percentage points to 37.9%. This change primarily reflects the reversal in 2001 of previously accrued taxes for certain foreign jurisdictions where Altria Group, Inc. received favorable closings of audits by taxing authorities.

Diluted and basic EPS of $3.87 and $3.92, respectively, for 2001, increased by 3.2% and 4.0%, respectively, over 2000. Net earnings of $8.6 billion for 2001 increased $50 million (0.6%) over 2000. These results include the previously discussed items affecting comparability. Excluding the after-tax impact of the items affecting comparability, net earnings increased 8.4% to $9.8 billion, diluted EPS increased 11.3% to $4.42 and basic EPS increased 12.3% to $4.48.

Operating Results by Business Segment

Tobacco

Business Environment

The tobacco industry, both in the United States and abroad, has faced, and continues to face, a number of issues that may adversely affect the business, volume, results of operations, cash flows and financial position of PM USA, PMI and Altria Group, Inc.

These issues, some of which are more fully discussed below, include:

•         a $74.0 billion punitive damages verdict against PM USA in the Engle smoking and health class action case discussed in Note 18 and punitive damages awards against PM USA in individual smoking and health cases discussed in Note 18;

•         the civil lawsuit filed by the United States federal government against various cigarette manufacturers, including PM USA, and others discussed in Note 18;

•         legislation or other governmental action seeking to ascribe to the industry responsibility and liability for the adverse health effects caused by both smoking and exposure to environmental tobacco smoke (“ETS”);

•         price increases in the United States related to the settlement of certain tobacco litigation, and the effect of any resulting cost advantage of manufacturers not subject to these settlements;

•         actual and proposed excise tax increases in the United States and foreign markets;

•         diversion into the United States market of products intended for sale outside the United States;

•         the sale of counterfeit cigarettes by third parties;

•         price disparities and changes in price disparities between premium and lowest price brands;

•         the outcome of proceedings and investigations involving contraband shipments of cigarettes;

•         governmental investigations;

•         actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information;

•         governmental and private bans and restrictions on smoking;

•         actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States;

•         actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales inside and outside the United States; and

•         the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking; and

•         actual and proposed tobacco legislation both inside and outside the United States.

•          Excise Taxes: Cigarettes are subject to substantial federal, state and local excise taxes in the United States and to similar taxes in most foreign markets. In general, such taxes have been increasing. The United States federal excise tax on cigarettes is currently $0.39 per pack of 20 cigarettes. In the United States, state and local sales and excise taxes vary considerably and, when combined with sales taxes, local taxes and the current federal excise tax, may currently be as high as $4.10 per pack of 20 cigarettes. Further tax increases in various jurisdictions are currently under consideration or pending. In 2002, 21 states and the Commonwealth of Puerto Rico imposed excise tax increases, ranging from $0.07 per pack in Tennessee to as much as $1.81 per pack in New York. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and significant increases in excise and other cigarette-related taxes have been proposed or enacted at the state and local levels within the United States and in many jurisdictions outside the United States. In the European Union (the “EU”), taxes on cigarettes vary considerably and currently may be as high as the equivalent of $5.69 per pack of 20 cigarettes on the most popular brands (using an exchange rate at January 2, 2003 of €1.00 = $1.0446). In Germany, where total tax on cigarettes is currently equivalent to $2.50 per pack of 19 cigarettes on the most popular brands, the excise tax increased by the equivalent of $0.20 per pack of 19 cigarettes in January 2003. In the opinion of PM USA and PMI, increases in excise and similar taxes have had an adverse impact on sales of cigarettes, particularly the legitimate sales of cigarettes, and create an incentive for smokers to turn to untaxed or lower-taxed products. Any future increases, the extent of which cannot be predicted, may result in volume declines for the cigarette industry, including PM USA and PMI, and might also cause sales to shift from the premium segment to the non-premium, including the discount, segment.

Each of the countries currently anticipated to join the EU by 2004 will be required to increase excise levels to EU standards by a date negotiated with the EU, in all cases to levels that may produce the results described above.

•          Tar and Nicotine Test Methods and Brand Descriptors: Several jurisdictions have questioned the utility of standardized test methods to measure tar and nicotine yields of cigarettes. In 1997, the United States Federal Trade Commission (“FTC”) issued a request for public comment on its proposed revision of its tar and nicotine test methodology and reporting procedures established by a 1970 voluntary agreement among domestic cigarette manufacturers. In 1998, the FTC requested assistance from the Department of Health and Human Services (“HHS”) in developing a testing program for the tar, nicotine, and carbon monoxide content of cigarettes. In 2001, the National Cancer Institute issued a report stating that there was no meaningful evidence of a difference in smoke exposure or risk to smokers between cigarettes with different machine-measured tar and nicotine yields. In September 2002, PM USA petitioned the FTC to promulgate new rules governing the disclosure of average tar and nicotine yields of cigarette brands. PM USA asked the FTC to take action in response to evolving scientific evidence about machine-measured low-yield cigarettes, including the National Cancer Institute’s Monograph 13, which represents a fundamental departure from the scientific and public health community’s prior thinking about the health effects of low-yield cigarettes. Public health officials in other countries and the EU have stated that the use of terms such as “lights” to describe low yield cigarettes is misleading. Some jurisdictions have questioned the relevance of the method for measuring tar, nicotine, and carbon monoxide yields established by the International Standards Organization. The EU Commission has been directed to establish a committee to address, among other things, alternative methods for measuring tar, nicotine and carbon monoxide yields. In addition, public health authorities in the United States, the EU, Brazil and other countries have prohibited or called for the prohibition of the use of brand descriptors such as “Lights” and “Ultra Lights.” See Note 18, which describes pending litigation concerning the use of descriptors.

•          Food and Drug Administration (“FDA”) Regulations: In 1996, the FDA promulgated regulations asserting jurisdiction over cigarettes as “drugs” or “medical devices” under the provisions of the Food, Drug and Cosmetic Act (“FDCA”). The regulations, which included severe restrictions on the distribution, marketing and advertising of cigarettes, and would have required the industry to comply with a wide range of labeling, reporting, record keeping, manufacturing and other requirements, were declared invalid by the United States Supreme Court in 2000. PM USA has stated that while it continues to oppose FDA regulation over cigarettes as “drugs” or “medical devices” under the provisions of the FDCA, it would support new legislation that would provide for reasonable regulation by the FDA of cigarettes as cigarettes. Currently, there are bills pending in Congress that, if enacted, would give the FDA authority to regulate tobacco products; PM USA has expressed support for certain of the bills. The bills take a variety of approaches to the issue, ranging from codification of the original FDA regulations under the “drug” and “medical device” provisions of the FDCA to the creation of provisions that would apply uniquely to tobacco products. All of the pending legislation could result in substantial federal regulation of the design, performance, manufacture and marketing of cigarettes. The ultimate outcome of any Congressional action regarding the pending bills cannot be predicted.

•          Ingredient Disclosure Laws: Jurisdictions inside and outside the United States have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. The Commonwealth of Massachusetts enacted legislation to require cigarette manufacturers to report the flavorings and other ingredients used in each brand-style of cigarettes sold in the Commonwealth. Cigarette manufacturers sued to have the statute declared unconstitutional, arguing that it could result in the public disclosure of valuable proprietary information. In September 2000, the district court granted the plaintiffs’ motion for summary judgment and permanently enjoined the defendants from requiring cigarette manufacturers to disclose brand-specific information on ingredients in their products, and defendants appealed. In December 2002, the United States Court of Appeals for the First Circuit, sitting en banc, affirmed the district court’s entry of summary judgment. The deadline for the Commonwealth to file a petition for certiorari in the U.S. Supreme Court is March 3, 2003. Similar legislation has been enacted or proposed in other states and in jurisdictions outside the United States, including the EU. Under an EU tobacco product directive, tobacco companies are now required to disclose ingredients and toxicological information to each Member State. In December 2002, PMI submitted this information to all EU member states in a form it believes complies with the directive. PMI had also voluntarily disclosed the ingredients in its brands in a number of other countries. Other jurisdictions have also enacted or proposed legislation that would require the submission of information about ingredients and would permit governments to prohibit the use of certain ingredients.

•          Health Effects of Smoking and Exposure to ETS: Reports with respect to the health risks of cigarette smoking have been publicized for many years, and sale, promotion, and use of cigarettes continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of health hazards, including various types of cancer, coronary heart disease and chronic lung disease, and recommended various governmental measures to reduce the incidence of smoking. The 1988, 1990, 1992 and 1994 reports focused on the addictive nature of cigarettes, the effects of smoking cessation, the decrease in smoking in the United States, the economic and regulatory aspects of smoking in the Western Hemisphere, and cigarette smoking by adolescents, particularly the addictive nature of cigarette smoking during adolescence.

Studies with respect to the health risks of ETS to nonsmokers (including lung cancer, respiratory and coronary illnesses, and other conditions) have also received significant publicity. In 1986, the Surgeon General of the United States, and the National Academy of Sciences reported that non-smokers were at increased risk of lung cancer and respiratory illness due to ETS. Since then, a number of government agencies around the world have concluded that ETS causes diseases — including lung cancer and heart disease — in nonsmokers. In 2002, the International Agency for Research on Cancer concluded that ETS is carcinogenic and that exposure to ETS causes diseases in non-smokers.

It is the policy of each of PM USA and PMI to support a single, consistent public health message on the health effects of cigarette smoking in the development of diseases in smokers, and on smoking and addiction. It is also their policy to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of smoking, addiction and exposure to ETS.

In 1999, PM USA and PMI established web sites that include, among other things, views of public health authorities on smoking, disease causation in smokers, addiction and ETS. In October 2000, the sites were updated to reflect PM USA’s and PMI’s agreement with the overwhelming medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The web sites advise smokers, and those considering smoking, to rely on the messages of public health authorities in making all smoking-related decisions.

The sites also state that public health officials have concluded that ETS causes or increases the risk of disease — including lung cancer and heart disease — in non-smoking adults, and causes conditions in children such as asthma, respiratory infections, cough, wheeze, otitis media (middle ear infection) and Sudden Infant Death Syndrome. The sites also state that public health officials have concluded that secondhand smoke can exacerbate adult asthma and cause eye, throat and nasal irritation. The site also states that the public should be guided by the conclusions of public health officials regarding the health effects of ETS in deciding whether to be in places where ETS is present or, if they are smokers, when and where to smoke around others. In addition, PM USA and PMI state on their web sites that they believe that particular care should be exercised where children are concerned, and adults should avoid smoking around children. PM USA and PMI also state that the conclusions of the public health officials concerning ETS are sufficient to warrant measures that regulate smoking in public places, and that where smoking is permitted, the government should require the posting of warning notices that communicate public health officials’ conclusions that second-hand smoke causes diseases in non-smokers.

•          The World Health Organization’s Framework Convention for Tobacco Control: The World Health Organization (“WHO”) and its member states are negotiating a proposed Framework Convention for Tobacco Control. The proposed treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things:

•         establish specific actions to prevent youth smoking;

•         restrict and gradually eliminate tobacco product marketing;

•         inform the public about the health consequences of smoking and the benefits of quitting;

•         regulate the ingredients of tobacco products;

•         impose new package warning requirements that would include the use of pictures or graphic images;

•         eliminate cigarette smuggling and counterfeit cigarettes;

•         restrict smoking in public places;

•         increase cigarette taxes;

•         prohibit the use of terms that suggest one brand of cigarettes is safer than another;

•         phase out duty-free tobacco sales; and

•         encourage litigation against tobacco product manufacturers.

PM USA and PMI have stated that they would support a treaty that member states could consider for ratification, based on the following four principles: (1) smoking-related decisions should be made on the basis of a consistent public health message; (2) effective measures should be taken to prevent minors from smoking; (3) the right of adults to choose to smoke should be preserved; and (4) all manufacturers of tobacco products should compete on a level playing field. The fifth round of treaty negotiations was recently concluded and the WHO released a revised draft of the treaty in January, 2003. The outcome of the treaty negotiations cannot be predicted.

•          Other Legislative Initiatives: In recent years, various members of the United States Congress have introduced legislation, some of which has been the subject of hearings or floor debate, that would:

•         subject cigarettes to various regulations under the HHS or regulation under the Consumer Products Safety Act;

•         establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities;

•         further restrict the advertising of cigarettes;

•         require additional warnings, including graphic warnings, on packages and in advertising;

•         eliminate or reduce the tax deductibility of tobacco advertising;

•         provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law; and

•         allow state and local governments to restrict the sale and distribution of cigarettes.

Legislative initiatives affecting the regulation of the tobacco industry have also been considered or adopted in a number of jurisdictions outside the United States. In 2001, the EU adopted a directive on tobacco product regulation requiring EU Member States to implement regulations that:

•         reduce maximum permitted levels of tar, nicotine and carbon monoxide yields to 10, 1 and 10 milligrams, respectively;

•         require manufacturers to disclose ingredients and toxicological data on ingredients;

•         require health warnings that cover at least 30% of the front panel and rotational warnings that cover no less than 40% of the back panel;

•         require the health warnings to be surrounded by a black border;

•         require the printing of tar, nicotine and carbon monoxide numbers on the side panel of the pack at a minimum size of 10% of the side panel; and

•         prohibit the use of texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others.

EU Member States are in the process of implementing these regulations over the course of 2003 and 2004. The European Commission is currently working on guidelines for graphic warnings on cigarette packaging which are expected to be issued in early 2003. The EU is also considering a new directive that would restrict tobacco radio, press and Internet tobacco marketing and advertising that cross Member State borders. Tobacco control legislation addressing the manufacture, marketing and sale of tobacco products has been proposed in numerous other jurisdictions.

In August 2000, New York State enacted legislation that requires the State’s Office of Fire Prevention and Control to promulgate by January 1, 2003, fire-safety standards for cigarettes sold in New York. The legislation requires that cigarettes sold in New York stop burning within a time period to be specified by the standards or meet other performance standards set by the Office of Fire Prevention and Control. All cigarettes sold in New York will be required to meet the established standards within 180 days after the standards are promulgated. On December 31, 2002, the New York State Office of Fire Prevention and Control (in the Department of State) published a proposed regulation to implement this legislation. PM USA plans to submit comments concerning the proposed regulation, and will continue to participate in the public comment process. It is, however, not possible to predict the impact of the New York State law until the regulation is promulgated. Similar legislation is being considered in other states and localities, at the federal level, and in jurisdictions outside the United States.

It is not possible to predict what, if any, additional foreign or domestic governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, the business, volume, results of operations, cash flows and financial position of PM USA, PMI and Altria Group, Inc. could be materially adversely affected.

•          Governmental Investigations: Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters, including those discussed below. Altria Group, Inc. believes that Canadian authorities are contemplating a legal proceeding based on an investigation of PMI and its subsidiary, Philip Morris Duty Free, Inc., relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s. During 2001, the competition authorities in Italy and Turkey initiated an investigation into the pricing activities by participants in those cigarette markets. The investigation in Turkey was closed after that country’s Competition Board issued a ruling that there was insufficient evidence to conclude that the Turkish affiliate of PMI had violated competition laws. The Italian order initiating the investigation named PMI and certain of its affiliates as well as all other parties identified as being engaged in the sale of cigarettes in Italy, including the Italian state tobacco monopoly. In October 2002, the Italian competition authority issued a statement of objections. A final hearing took place on January 14, 2003, and on or before February 28, 2003 the authority will issue final findings and, if it deems appropriate, levy fines. The level of fines is determined based on the seriousness and duration of any infringements. To date, the largest total fine ever imposed by the Italian competition authority in a matter involving similar allegations is approximately $360 million; the largest fine assessed on an individual entity ever imposed by the authority in a matter involving similar allegations is approximately $110 million. The parties will have the right to appeal the authority’s findings and any fines before the administrative court and thereafter before the supreme administrative court. In 2002, the Italian authorities, at the request of a consumer group, initiated an investigation into the use of descriptors for Marlboro Lights. The investigation is directed at PMI’s German and Dutch affiliates, which manufacture product for sale in Italy. The competition authority issued its decision in September 2002, finding that the use of the term “lights” on the packaging of the Marlboro Lights brand is misleading advertising under Italian law, but that it was not necessary to take any action because the use of the term “lights” will be prohibited as of October 2003 under the EU directive on tobacco product regulation. The consumer group that requested the investigation has indicated that it will appeal the decision, seeking an order to remove Marlboro Lights from the market. The group has also requested that the public prosecutor in Naples, Italy investigate whether a crime has been committed under Italian law with regard to the use of the term “lights.” In October 2002, the consumer group filed new requests with the competition authority asking for investigation of the use of descriptors for additional low yield brands, including Merit Ultra Lights and certain brands manufactured by other companies. In 2001, authorities in Australia initiated an investigation into the use of descriptors, alleging that their use was false and misleading. The investigation is directed at one of PMI’s Australian affiliates and other cigarette manufacturers. PMI cannot predict the outcome of these investigations or whether additional investigations may be commenced.

•          Tobacco-Related Litigation: There is substantial litigation pending related to tobacco products in the United States and certain foreign jurisdictions. See Note 18 for a discussion of such litigation.

•          State Settlement Agreements: As discussed in Note 18, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements provide for substantial annual payments. They also place numerous restrictions on the tobacco industry’s business operations, including restrictions on the advertising and marketing of cigarettes. Among these are restrictions or prohibitions on the following:

•         targeting youth;

•         use of cartoon characters;

•         use of brand name sponsorships and brand name non-tobacco products;

•         outdoor and transit brand advertising;

•         payments for product placement; and

•         free sampling.

In addition, the settlement agreements require companies to affirm corporate principles directed at:

•         reducing underage use of cigarettes;

•         imposing requirements regarding lobbying activities;

•         mandating public disclosure of certain industry documents;

•         limiting the industry’s ability to challenge certain tobacco control and underage use laws; and

•         providing for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

Operating Results

(in millions)	Net Revenues			Operating Companies Income

	2002	2001	2000	2002	2001	2000

Domestic Tobacco	$18,877	$19,902	$18,967	$5,011	$5,264	$5,350
International Tobacco	28,672	26,517	26,290	5,666	5,406	5,211

Total	$47,549	$46,419	$45,257	$10,677	$10,670	$10,561

2002 compared with 2001

•          Domestic tobacco: During 2002, PM USA’s net revenues, which include excise taxes billed to customers, decreased $1.0 billion (5.2%) from 2001. Excluding excise taxes, net revenues decreased $1.2 billion (7.6%), due primarily to lower volume ($1.6 billion), partially offset by higher pricing, net of higher promotional spending ($288 million).

Operating companies income for 2002 decreased $253 million (4.8%) from 2001, due primarily to lower volume ($998 million), partially offset by price increases and lower costs under the State Settlement Agreements, net of higher promotional spending (aggregating $283 million) and the 2001 Engle litigation related expense ($500 million). Excluding the 2001 Engle litigation related expense, operating companies income of $5.0 billion in 2002 decreased 13.1% from $5.8 billion in 2001.

As reported by Management Science Associates, shipment volume for the domestic tobacco industry during 2002 decreased to 391.4 billion units, a 3.7% decrease from 2001. PM USA’s shipment volume during 2002 was 191.6 billion units, a decrease of 7.5% from 2001, due primarily to weak economic conditions, increases in state excise taxes, the growth of deep-discount cigarettes, increased competitive promotional activity, the increased incidence of counterfeit product and increased sales of some manufacturers, both domestic and foreign, that are not complying with either the MSA or related state legislation.

It should be noted that Management Science Associates’ current measurements of the domestic cigarette industry’s total shipments and related share data do not include all shipments of some manufacturers that Management Science Associates is presently unable to monitor effectively. Accordingly, it should also be noted that the discussion herein of PM USA’s performance within the industry is based upon Management Science Associates’ estimates of total industry volume.

For 2002, PM USA’s shipment market share was 48.9%, a decrease of 2.1 share points from 2001. Marlboro shipment volume decreased 9.2 billion units (5.8%) from 2001 to 148.6 billion units for a 37.9% share of the total domestic tobacco industry, a decrease of 0.9 share points from 2001. This volume and share performance was due primarily to the factors mentioned above.

Based on shipments, the premium segment accounted for approximately 72.7% of the domestic tobacco industry volume in 2002, a decrease of 1.2 share points from 2001. In the premium segment, PM USA’s volume decreased 6.5% during 2002, compared with a 5.1% decrease for the industry, resulting in a premium segment share of 60.7%, a decrease of 0.9 share points from 2001, due primarily to increased competitive promotional activity and the increased incidence of counterfeit product.

In the discount segment, PM USA’s shipments decreased 15.6% to 18.8 billion units in 2002, compared with a total domestic tobacco industry increase of 0.4%, resulting in a discount segment share of 17.6%, a decrease of 3.3 share points from 2001. Basic shipment volume for 2002 was down 12.8% to 17.8 billion units, for a 16.7% share of the discount segment, down 2.5 share points compared to 2001, due primarily to the growth of deep-discount cigarettes and increased competitive promotional activity.

Information Resources Inc./Capstone is a proprietary retail tracking service that uses a sample of stores to project market share performance in the universe of stores PM USA’s sales representatives regularly visit. PM USA estimates that this universe (which does not include stores added during a recent retail coverage expansion) represents approximately 87% of industry volume. PM USA believes that the share of deep-discount cigarettes sold at retail in those stores not regularly visited by its sales representatives may be higher than in those stores whose sales are reflected in the Information Resources Inc./Capstone data. PM USA is working to develop a new approach to more comprehensively track retail performance.

According to retail data from Information Resources Inc./Capstone, PM USA’s share of cigarettes sold at retail decreased 0.7 share points to 50.1% for 2002. Marlboro’s retail share for 2002 increased 0.1 share points to 38.3% and PM USA’s retail share of the premium segment grew 0.6 share points to 62.2%. Retail share for Basic, PM USA’s major discount brand, decreased 0.2 share points to 4.9%. During the third quarter of 2002, plans were announced to invest approximately $350 million to promote the premium brands and retail presence of PM USA and PMI to enhance future volumes and market shares. In addition, on September 26, 2002, Altria Group, Inc. announced that PM USA would increase its promotional programs and retail presence during the remainder of 2002. As a result of these actions, combined retail share for PM USA’s four focus brands, Marlboro, Parliament, Virginia Slims and Basic for the fourth quarter of 2002, increased 1.0 share points to 47.5% over the third quarter of 2002. During the same time period, Marlboro retail share increased 1.1 share points to 38.8%. These actions resulted in lower operating companies income for PM USA. PM USA anticipates that the current intensely competitive domestic tobacco market will continue through 2003. PM USA estimates that the cost of promotional activities in this environment will result in lower operating companies income during 2003 than in 2002.

In March 2002, PM USA announced a price increase of $6.00 per thousand cigarettes on its domestic premium and discount brands. The price increase was effective April 1, 2002. This followed price increases of $2.50 per thousand in October 2001, $7.00 per thousand in April 2001, $7.00 per thousand in December 2000, $3.00 per thousand in July 2000 and $6.50 per thousand in January 2000. Each $1.00 per thousand increase by PM USA equates to a $0.02 increase in the price to wholesalers of each pack of twenty cigarettes.

PM USA cannot predict future changes or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM USA’s shipments, shipment market share or retail market share; however, it believes that PM USA’s results may be materially adversely affected by price increases related to increased excise taxes and tobacco litigation settlements, as well as by the other items discussed under the caption “Tobacco — Business Environment.”

•          International tobacco: During 2002, international tobacco net revenues, which include excise taxes billed to customers, increased $2.2 billion (8.1%) over 2001. Excluding excise taxes, net revenues increased $949 million (6.9%), due primarily to higher volume/mix ($543 million) and price increases ($420 million), partially offset by unfavorable currency movements.

Operating companies income for 2002 increased $260 million (4.8%) over 2001, due primarily to price increases ($420 million) and higher volume/mix ($156 million), partially offset by unfavorable currency movements ($231 million) and the 2002 pre-tax charges for separation programs and asset impairment ($58 million). Excluding the 2002 pre-tax charges for separation programs and asset impairment, operating companies income increased 5.9%.

PMI’s volume for 2002 of 723.1 billion units increased 24.2 billion units (3.5%) over 2001, due primarily to volume increases in most markets of Western, Central and Eastern Europe, as well as Asia and Latin America, partially offset by lower volume resulting from a decline in the total industry in France; increased competition in Italy, Hong Kong, Korea and Singapore; and economic weakness in Egypt, Lebanon, Paraguay and Venezuela. In addition, volume declined in Poland, due primarily to intense price competition. Volume advanced in a number of important markets, including Germany, Austria, Spain, Turkey, Romania, Russia, the Ukraine, Indonesia, Japan, Malaysia, the Philippines, Taiwan, Thailand, Argentina, Brazil and Mexico. PMI recorded market share gains in most of its major markets. International volume for Marlboro decreased 0.6%, due to consumer down-trading in the Czech Republic, Hungary, Saudi Arabia, Turkey, Poland, Egypt, Lebanon, Russia and Argentina, partially offset by higher volumes in Western Europe and Asia.

2001 compared with 2000

•          Domestic tobacco: During 2001, PM USA’s net revenues, which include excise taxes billed to customers, increased $935 million (4.9%) over 2000. Excluding excise taxes, net revenues increased $1.0 billion (6.6%), due primarily to higher pricing ($1.4 billion) and improved mix, partially offset by lower volume ($441 million).

Operating companies income for 2001 decreased $86 million (1.6%) from 2000, due primarily to the 2001 Engle litigation related expense ($500 million) and lower volume ($403 million), partially offset by price increases, net of higher promotional spending and resolution costs (aggregating $674 million), lower marketing, administration and research costs ($62 million) and improved mix. Excluding the 2001 Engle litigation related expense, operating companies income of $5.8 billion in 2001 increased 7.7% over $5.4 billion in 2000.

As reported by Management Science Associates, shipment volume for the domestic tobacco industry during 2001 decreased to 406.3 billion units, a 3.2% decrease from 2000. PM USA’s shipment volume for 2001 was 207.1 billion units, a decrease of 2.3% from 2000.

For 2001, PM USA’s shipment market share was 51.0%, an increase of 0.5 share points over 2000 due to increased shipment share for Marlboro, Parliament and Virginia Slims. Marlboro shipment volume decreased 397 million units (0.3%) from 2000 to 157.8 billion units for a 38.8% share of the total industry, an increase of 1.1 share points over 2000.

Based on shipments, the premium segment accounted for approximately 73.9% of the domestic cigarette industry volume in 2001, an increase of 0.4 share points over 2000. In the premium segment, PM USA’s volume decreased 1.1% during 2001, compared with a 2.7% decrease for the industry, resulting in a premium segment share of 61.6%, an increase of 1.0 share points over 2000.

In the discount segment, PM USA’s shipments decreased 11.0% to 22.2 billion units in 2001, compared with an industry decrease of 4.5%, resulting in a discount segment share of 20.9%, a decrease of 1.6 share points from 2000. Basic shipment volume for 2001 was down 5.5% to 20.4 billion units, for a 19.2% share of the discount segment, down 0.2 share points compared to 2000.

According to consumer purchase data from Information Resources Inc./Capstone, PM USA’s share of cigarettes sold at retail grew 0.3 share points to 50.8% for 2001. The 2001 retail share for Marlboro increased 1.1 share points to 38.2%.

•          International tobacco: During 2001, international tobacco net revenues, which include excise taxes billed to customers, increased $227 million (0.9%) over 2000. Excluding excise taxes, net revenues increased $169 million (1.2%), due primarily to price increases ($376 million), higher volume/mix ($156 million) and the shift in CDC revenues ($97 million), partially offset by unfavorable currency movements.

Operating companies income for 2001 increased $195 million (3.7%) over 2000, due primarily to price increases and favorable costs ($419 million), higher volume/mix ($23 million), the shift of CDC income ($59 million) and the favorable impact of new distribution and contract manufacturing agreements in several markets, partially offset by unfavorable currency movements ($390 million). Adjusting for the shift in CDC income, operating companies income of $5,406 million in 2001 increased 2.6% over $5,270 million in 2000.

PMI’s volume for 2001 of 698.9 billion units increased 27.7 billion units (4.1%) over 2000. Adjusting for the shift in CDC volume (the basis of presentation for all following PMI volume disclosures), PMI’s volume for 2001 increased 23.5 billion units (3.5%) over 2000, due primarily to volume increases in Western, Central and Eastern Europe, as well as Asia. Volume advanced in a number of important markets, including Italy, Belgium, France, Spain, Portugal, the Netherlands, Sweden, the United Kingdom, Israel, Poland, Romania, Saudi Arabia, Russia, the Ukraine, Japan, Korea, Indonesia, Taiwan, Malaysia, Thailand, Mexico and Brazil. PMI recorded market share gains in most of its major markets. Volume and share in Germany were lower due to the continued growth of low-priced trade brands. Volume declined in Turkey as several price increases related to the Turkish lira devaluation have led to a market contraction and consumer downtrading. In Argentina, volume declined due to a recession-driven decline in the total cigarette industry, which more than offset higher market share. International volume for Marlboro decreased 0.4%, as lower volumes in Germany, Turkey, Poland, Egypt, the Philippines, Argentina and worldwide duty-free were partially offset by higher volumes in France, Spain, Russia, the Ukraine, Indonesia, Japan, Korea and Mexico. Excluding Argentina, Turkey and worldwide duty-free, international volume for Marlboro increased 2.5%.

Food

Business Environment

Kraft, the largest branded food and beverage company headquartered in the United States, conducts its global business through two subsidiaries. KFNA manufactures and markets a wide variety of snacks, beverages, cheese, grocery products and convenient meals in the United States, Canada and Mexico. KFI manufactures and markets a wide variety of snacks, beverages, cheese, grocery products and convenient meals in Europe, the Middle East and Africa, as well as the Latin America and Asia Pacific regions. KFNA and KFI are subject to fluctuating commodity costs, currency movements and competitive challenges in various product categories and markets, including a trend toward increasing consolidation in the retail trade and consequent inventory reductions, and changing consumer preferences. In addition, certain competitors may have different profit objectives and some competitors may be more or less susceptible to currency exchange rates. To confront these challenges, Kraft continues to take steps to build the value of its brands and improve its food business portfolio with new product and marketing initiatives.

Fluctuations in commodity costs can cause retail price volatility, intensify price competition and influence consumer and trade buying patterns. The North American and international food businesses are subject to fluctuating commodity costs, including dairy, coffee bean and cocoa costs. Dairy and coffee commodity costs on average have been lower in 2002 than those incurred in 2001, while cocoa bean prices have been higher than in 2001.

Kraft’s subsidiaries end their fiscal years on the last Saturday closest to the end of each year. Accordingly, most years contain 52 weeks of operating results while every fifth or sixth year includes 53 weeks. Altria Group, Inc.’s consolidated statement of earnings for the year ended December 31, 2000 included a 53rd week for Kraft. Volume comparisons contained in Management’s Discussion and Analysis for 2001 versus 2000 have been provided on a comparable 52-week basis to provide a more meaningful comparison of operating results.

On December 11, 2000, Altria Group, Inc., through Kraft, acquired all of the outstanding shares of Nabisco. The closure of a number of Nabisco domestic and international facilities resulted in severance and other exit costs of $379 million, which were included in the adjustments for the allocation of the Nabisco purchase price. The closures will result in the termination of approximately 7,500 employees and will require total cash payments of $373 million, of which approximately $190 million has been spent through December 31, 2002. Substantially all of the closures were completed as of December 31, 2002, and the remaining payments relate to salary continuation payments for severed employees and lease payments.

The integration of Nabisco into the operations of Kraft also resulted in the closure or reconfiguration of several existing Kraft facilities. The aggregate charges to the consolidated statement of earnings to close or reconfigure facilities and integrate Nabisco were originally estimated to be in the range of $200 million to $300 million. During 2002 and 2001, KFNA recorded pre-tax charges of $98 million and $53 million, respectively, related to the closing of a facility and other consolidation programs in North America. During 2002, KFI recorded pre-tax charges of $17 million to consolidate production lines and distribution networks in Latin America. In addition, during the first quarter of 2002, approximately 700 employees accepted the benefits offered by a voluntary early retirement program for certain salaried employees. Pre-tax charges of $135 million and $7 million were recorded in the operating results of the North American food and international food segments, respectively, for these separation programs. As of December 31, 2002, the aggregate pre-tax charges to the consolidated statements of earnings to close or reconfigure Kraft facilities and integrate Nabisco, including Kraft’s separation programs, were $310 million, slightly above the original estimate. The integration related charges of $168 million included $27 million for severance, $117 million for asset write-offs and $24 million for other cash exit costs. Cash payments relating to these charges will approximate $51 million, of which $21 million has been paid through December 31, 2002. No additional pre-tax charges are expected to be recorded for these programs.

During 2001, certain small Nabisco businesses were reclassified as businesses held for sale, including their estimated results of operations through anticipated sales dates. These businesses have subsequently been sold with the exception of one business that had been held for sale since the acquisition of Nabisco. This business, which is no longer held for sale, has been included in 2002 consolidated operating results.

During 2002, KFI purchased a snacks business in Turkey and a biscuit business in Australia. The total cost of these and other smaller food acquisitions during 2002 was $122 million. During 2001, KFI purchased coffee businesses in Romania, Morocco and Bulgaria and also acquired confectionery businesses in Russia and Poland. The total cost of these and other smaller food acquisitions was $194 million. During 2000, KFNA purchased Balance Bar Co. and Boca Burger, Inc. The total cost of these and other smaller food acquisitions was $365 million. The operating results of the acquired businesses, except for Nabisco, were not material to Altria Group, Inc.’s consolidated financial position or results of operations in any of the periods presented.

During 2002, Kraft sold several small international and domestic food businesses, some of which were previously classified as businesses held for sale. The net revenues and operating results of the businesses held for sale, which were not significant, were excluded from the consolidated statements of earnings, and no gain or loss was recognized on these sales. In addition, Kraft sold several other small businesses in 2002, 2001 and 2000, including a Latin American yeast and industrial bakery ingredients business in 2002 and a French confectionery business in 2000. The aggregate proceeds received in these transactions were $219 million in 2002, $21 million in 2001 and $300 million in 2000, on which pre-tax gains of $80 million in 2002, $8 million in 2001 and $172 million in 2000 were recorded. The operating results of businesses divested were not material to Altria Group, Inc.’s consolidated financial position or results of operations in any of the periods presented.

Operating Results

(in millions)	Net Revenues			Operating Companies Income

	2002	2001	2000	2002	2001	2000

North American food	$21,485	$20,970	$15,312	$4,953	$4,796	$3,547
International food	8,238	8,264	7,610	1,330	1,239	1,208

Total	$29,723	$29,234	$22,922	$6,283	$6,035	$4,755

2002 compared with 2001

•          North American food: During 2002, net revenues increased $515 million (2.5%) over 2001, due primarily to higher volume/mix ($437 million) and the inclusion in 2002 of a business that was previously held for sale ($252 million), partially offset by lower net pricing ($154 million). Excluding businesses divested since the beginning of 2001 and adjusting for businesses previously held for sale, net revenues increased $273 million (1.3%).

Operating companies income for 2002 increased $157 million (3.3%) over 2001, due primarily to favorable margins ($176 million, driven by lower commodity-related costs and productivity savings) and higher volume/mix ($174 million), partially offset by higher benefit expenses, including the 2002 charge for a separation program ($135 million). Excluding the items affecting comparability from each year, as well as the impact of businesses divested since the beginning of 2001, operating companies income increased $274 million (5.6%).

Volume for 2002 increased 8.2% over 2001. Excluding the impact of businesses divested and after adjusting for businesses previously held for sale (the basis of presentation for all of the following KFNA volume comparisons), volume increased 2.8%. In Cheese, Meals and Enhancers, volume increased slightly, due primarily to increases in Kraft pourable dressings, barbecue sauce, higher shipments of macaroni & cheese dinners and the 2001 acquisition of It’s Pasta Anytime, partially offset by lower shipments of cheese. Cheese volume declined, as lower dairy costs in 2002 resulted in aggressive competitive activity by private label manufacturers in the form of reduced prices and increased merchandising levels. Volume increased slightly in Biscuits, Snacks and Confectionery, driven primarily by higher shipments of biscuits, which benefited from new product introductions, and higher shipments of snacks, due primarily to promotional initiatives, partially offset by lower confectionery shipments due to competitive activity in the breath freshening category. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily by the strength of ready-to-drink beverages, coffee and desserts. In Oscar Mayer and Pizza, volume increased due primarily to hot dogs, bacon, soy-based meat alternatives and frozen pizza.

•          International food: Net revenues for 2002 decreased $26 million (0.3%) from 2001. Excluding businesses divested since the beginning of 2001, net revenues decreased slightly, due primarily to unfavorable currency movements ($271 million) and lower volume/mix ($36 million), partially offset by the impact of acquisitions ($181 million) and higher net pricing ($122 million).

Operating companies income for 2002 increased $91 million (7.3%) over 2001. Excluding the 2002 pre-tax charges for the separation program ($7 million) and integration costs ($17 million), the impact of businesses divested since the beginning of 2001, as well as pre-tax gains on sales of businesses ($64 million), operating companies income increased $59 million (4.9%), due primarily to favorable margins ($37 million, including productivity savings), lower marketing, administration and research costs ($23 million, including synergy savings) and the impact of acquisitions ($18 million), partially offset by lower volume/mix ($19 million).

Volume for 2002 increased 2.8% over 2001. Excluding the impact of divested businesses (the basis of presentation for all of the following KFI volume comparisons), volume increased 3.7%, benefiting from acquisitions, new product introductions, geographic expansion and marketing programs, partially offset by the impact of economic weakness in several Latin American countries.

In Europe, Middle East and Africa, volume increased over 2001, benefiting from acquisitions and from growth in most markets across the region, including Italy, the United Kingdom, Sweden, the Ukraine, the Middle East and Poland, partially offset by declines in Germany and Romania. In beverages, volume increased in both coffee and refreshment beverages. Coffee volume grew in most markets, driven by new product introductions, and acquisitions in Romania, Morocco and Bulgaria. In Germany, coffee volume decreased, reflecting market softness and increased price competition. Refreshment beverages volume also increased, driven by geographic expansion and new product introductions. Snacks volume increased, benefiting from confectionery acquisitions in Russia and Poland, a snacks acquisition in Turkey and new product introductions. Snacks volume growth was moderated by lower volume in Germany, due to increased price competition, and in Romania, due to lower consumer purchasing power. Cheese volume increased, due primarily to cream cheese growth across the region. In convenient meals, volume increased, due primarily to introductions of new lunch combinations in the United Kingdom and higher shipments of canned meats in Italy against a weak comparison in 2001.

Volume increased in the Latin America and Asia Pacific region driven by the acquisition of a biscuits business in Australia and gains across a number of markets, partially offset by a volume decline in Argentina due to economic weakness, and lower results in China. Beverages volume increased, due primarily to growth in powdered beverages in Latin America and Asia Pacific, benefiting from new product introductions. Snacks volume increased, driven primarily by new biscuit product introductions, geographic expansion, and by the 2002 acquisition of a biscuits business in Australia, partially offset by the negative impact of continued economic weakness in Argentina and distributor inventory reductions in China. In grocery, volume declined in both Latin America and Asia Pacific. Continued instability of the economic climate in Venezuela, Brazil and Argentina is expected to negatively affect volume and operating companies income in the Latin America and Asia Pacific region during 2003.

2001 compared with 2000

•          North American food: During 2001, net revenues increased $5.7 billion (37.0%) over 2000, due primarily to the acquisition of Nabisco ($5.7 billion) and the shift in CDC revenues ($59 million), partially offset by unfavorable currency movements ($62 million). Adjusting for the shift in CDC revenues and businesses previously held for sale, and excluding businesses divested since the beginning of 2000, net revenues increased 38.0%. Net revenues would have increased 0.4% had the acquisition of Nabisco occurred on January 1, 2000.

Operating companies income for 2001 increased $1.2 billion (35.2%) over 2000, primarily reflecting the acquisition of Nabisco ($1.2 billion), lower marketing, administration and research costs ($274 million, the majority of which related to lower marketing expenses) and the shift in CDC income ($27 million), partially offset by the pre-tax loss on the sale of a North American food factory and integration costs ($82 million) and lower margins ($136 million). Adjusting for the shift in CDC income and for the impact of businesses previously held for sale, and excluding the loss on the sale of a food factory and integration costs, as well as the impact of businesses divested since the beginning of 2000, operating companies income of $4.9 billion in 2001 increased 38.4% over $3.5 billion in 2000. Operating companies income would have increased 9.6% had the acquisition of Nabisco occurred on January 1, 2000.

Volume for 2001 increased 31.7% over 2000. Excluding the impact of divested businesses and adjusting for the impact of businesses previously held for sale and the shift in volume related to the CDC, volume increased 37.8%, due primarily to the acquisition of Nabisco. Had the acquisition of Nabisco occurred on January 1, 2000, volume would have increased 1.7%. Excluding the 53rd week of shipments in 2000 (the basis of presentation of all of the following KFNA 2001 volume comparisons), volume increased 2.9%. In Cheese, Meals and Enhancers, volume increased slightly due primarily to increases in grated and natural cheese, spoonable and pourable dressings, and higher shipments of macaroni & cheese dinners. Partially offsetting these increases were lower U.S. food service volume, lower shipments of process cheese loaves and cream cheese, and the discontinuation of lower-margin, non-branded cheese products. In Canada, shipments increased as a result of higher consumption of branded products. Volume increased in Biscuits, Snacks and Confectionery, driven primarily by new biscuit product introductions, partially offset by lower shipments of snack nuts. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily by the strength of ready-to-drink beverages, partially offset by volume declines in desserts and cereals. In Oscar Mayer and Pizza, volume increased due primarily to hot dogs, bacon, luncheon meats, soy-based meat alternatives and frozen pizza.

•          International food: Net revenues for 2001 increased $654 million (8.6%) over 2000. Adjusting for the shift in CDC revenues and excluding the net revenues of businesses divested since the beginning of 2000, net revenues increased $690 million (9.2%), due primarily to the acquisition of Nabisco ($1.2 billion), partially offset by unfavorable currency movements ($431 million) and lower net pricing ($113 million, due primarily to lower coffee pricing). Net revenues would have decreased 4.5% from 2000 had the acquisition of Nabisco occurred on January 1, 2000, due primarily to unfavorable currency movements and lower coffee pricing.

Operating companies income for 2001 increased $31 million (2.6%) over 2000. Adjusting for the shift in CDC income and excluding the pre-tax gain on the sale of a French confectionery business in 2000 and the operating companies income of businesses divested since the beginning of 2000, operating companies income increased $166 million (15.9%), due primarily to the acquisition of Nabisco ($128 million) and lower marketing, administration and research costs ($131 million), partially offset by unfavorable currency movements ($51 million). Operating companies income would have increased 8.5% had the acquisition of Nabisco occurred on January 1, 2000.

Volume for 2001 increased 34.4% over 2000. Excluding the impact of divested businesses and adjusting for the shift in volume related to the CDC, volume increased 32.0%, due primarily to the acquisition of Nabisco. Volume would have increased 3.5% had the acquisition of Nabisco occurred on January 1, 2000. Excluding the 53rd week of shipments in 2000 (the basis of presentation of all following KFI 2001 volume comparisons), volume increased 4.8%.

In Europe, Middle East and Africa, volume increased over 2000, due primarily to higher volume in the developing markets of Central and Eastern Europe and growth in many Western European markets, partially offset by lower volume in Germany and Italy. In beverages, volume increased in both coffee and refreshment beverages. Coffee volume grew in many markets, due primarily to acquisitions in Romania, Morocco and Bulgaria and new product introductions. Refreshment beverages volume increased, driven by higher sales to the Middle East. Snacks volume increased, driven by confectionery and salted snacks. Snacks growth was moderated by lower volume in Germany, due to increased price competition and trade inventory reductions. Cheese volume increased, due primarily to cream cheese growth across the region, partially offset by lower volume in Germany. In convenient meals and grocery, volume decreased, as lower canned meats volume in Italy and a decline in grocery volume in Germany were partially offset by higher shipments of lunch combinations and pourable dressings in the United Kingdom.

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

Beer

Operating Results

(in millions)	Net Revenues			Operating Companies Income

	2002	2001	2000	2002	2001	2000

Beer	$2,641	$4,791	$4,907	$276	$481	$650

2002 compared with 2001

On May 30, 2002, ALG announced an agreement with SAB to merge Miller into SAB. The transaction closed on July 9, 2002 and SAB changed its name to SABMiller. The transaction, which is discussed more fully in Note 3 to the consolidated financial statements, resulted in a pre-tax gain of approximately $2.6 billion or approximately $1.7 billion after-tax. Beginning with the third quarter of 2002, ALG ceased consolidating the operating results and balance sheet of Miller and began to account for its ownership interest in SABMiller under the equity method. Accordingly, ALG’s investment in SABMiller of approximately $1.9 billion is included in other assets on the consolidated balance sheet at December 31, 2002. In addition, ALG records its share of SABMiller’s net earnings, based on its economic ownership percentage, in minority interest in earnings and other, net, on the consolidated statement of earnings. The decline in 2002 net revenues and operating companies income from the 2001 levels reflects the exclusion of Miller’s operating results during the second half of 2002.

2001 compared with 2000

Net revenues for 2001 decreased $116 million (2.4%) from 2000. Excluding the net revenues of businesses divested since the beginning of 2000, net revenues increased slightly, due primarily to higher pricing ($101 million), partially offset by lower volume ($91 million) and contract manufacturing fees. Operating companies income for 2001 decreased $169 million (26.0%) from 2000. Excluding the contract brewing charge, the sale of rights to the Molson trademarks in the United States and the operating companies income of businesses divested since the beginning of 2000, operating companies income decreased by $43 million (7.9%), due primarily to lower volume ($44 million) and higher marketing, administration and research costs ($61 million, primarily higher marketing spending for core brands), partially offset by higher pricing ($58 million).

Domestic shipment volume of 39.6 million barrels for 2001 decreased 4.8% from 2000. Excluding the impact of businesses divested since the beginning of 2000, total domestic shipment volume was down 2.4%. The majority of Miller’s decline in domestic shipments was due to below-premium products, which decreased 7.7%, while premium brands decreased 1.0%. Miller’s estimated market share of the U.S. malt beverage industry (based on shipments, including exports) was 19.7%, a decrease of 1.0 share points from the prior year. Excluding the impact of businesses divested since the beginning of 2000, total wholesalers’ sales to retailers decreased 2.5% from 2000, reflecting lower retail sales of Miller Lite, Miller Genuine Draft, Icehouse, Milwaukee’s Best and Red Dog.

Financial Services

Business Environment

Among other leasing activities, PMCC leases a number of aircraft, predominantly to major United States carriers. At December 31, 2002, approximately 27%, or $2.6 billion of PMCC’s investment in finance leases related to aircraft.

On August 11, 2002, US Airways Group, Inc. (“US Air”) filed for Chapter 11 bankruptcy protection. PMCC currently leases 16 Airbus A319 aircraft to US Air under long-term leveraged leases, which expire in 2018 and 2019. The aircraft were leased in 1998 and 1999 and represent an investment in finance leases of $150 million at December 31, 2002.

On December 9, 2002, United Air Lines Inc. (“UAL”) filed for Chapter 11 bankruptcy protection. At December 31, 2002, PMCC leased 24 Boeing 757 aircraft to UAL, 6 under long-term leveraged leases, which expire in 2014, and 18 under long-term single investor leases, which expire in 2011 and 2014. The investment in finance assets totals $92 million for the 6 aircraft under leveraged leases and $747 million for the 18 aircraft under single investor leases. Of the existing single investor leases, 16 were originally leveraged leases. As a result of PMCC’s purchase of the senior non-recourse debt on these planes totaling $239 million, these 16 leases, as required by U.S. GAAP, were converted to single investor leases. The remaining non-recourse debt principal and accrued interest on these aircraft totaling $214 million is held by UAL and is subordinate to the senior debt. Aggregate exposure to UAL totals $625 million, net of the non-recourse debt held by UAL at December 31, 2002.

PMCC continues to evaluate the effect of the US Air and UAL bankruptcy filings, while seeking to negotiate with US Air and UAL in their efforts to restructure and emerge from bankruptcy. PMCC ceased recording income on the leases as of the dates of the bankruptcy filings.

In recognition of the recent economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million in the fourth quarter of 2002. It is possible that further adverse developments in the airline industry may occur, which might require PMCC to record an additional allowance for losses in future periods.

Operating Results

(in millions)	Net Revenues			Operating Companies Income

	2002	2001	2000	2002	2001	2000

Financial Services	$495	$435	$417	$55	$296	$262

PMCC’s net revenues for 2002 increased $60 million (13.8%) over 2001, due primarily to growth in leasing activities and continued gains derived from PMCC’s finance asset portfolio, including a significant gain during the second quarter of 2002 from the early termination of a lease. Operating companies income for 2002 decreased $241 million (81.4%) from 2001, due primarily to the $290 million provision for exposure related to the troubled airline industry. Excluding the impact of this provision, PMCC’s operating companies income increased 16.6%.

PMCC’s net revenues and operating companies income for 2001 increased $18 million (4.3%) and $34 million (13.0%), respectively, over 2000. These increases were due primarily to growth in leasing activities and increased gains derived from PMCC’s finance asset portfolio. Additionally, operating companies income benefited from lower interest rates.

Financial Review

•          Net Cash Provided by Operating Activities: During 2002, net cash provided by operating activities was $10.6 billion compared with $8.9 billion in 2001. The increase was due primarily to PM USA’s 2001 establishment of a litigation related escrow account (see Note 18). During 2002, contributions to U.S. and non-U.S. pension funds totaled $1.1 billion. This use of operating cash flows was offset by an increase in deferred income taxes in 2002, due primarily to the Miller transaction. As previously discussed, PM USA expects that its promotional spending will increase during 2003 in response to the continued highly competitive domestic tobacco market. The cost of these programs, as well as the change in the nature of the promotional programs, may result in lower operating cash flows for PM USA and Altria Group, Inc. in 2003.

During 2001, net cash provided by operating activities was lower than 2000, due primarily to the 2001 litigation related payment by PM USA to establish an escrow account, and higher inventory spending.

•          Net Cash Used in Investing Activities: One element of the growth strategy of ALG’s subsidiaries is to strengthen their brand portfolios through active programs of selective acquisitions and divestitures. ALG’s subsidiaries are constantly investigating potential acquisition candidates and from time to time sell businesses that are outside their core categories or that do not meet their growth or profitability targets.

During 2002, 2001 and 2000, net cash used in investing activities was $2.5 billion, $2.9 billion and $17.5 billion, respectively. The decrease in 2002 primarily reflects lower levels of cash used for acquisitions and an increase in cash provided by the sales of businesses. The cash used in 2000 primarily reflects the acquisition of Nabisco.

Capital expenditures for 2002, which were funded by operating activities, increased 4.5% to $2.0 billion. Approximately 30% related to tobacco operations and approximately 60% related to food operations, which were primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. The increase in 2001 over 2000 was due primarily to the acquisition and integration of Nabisco. In 2003, capital expenditures are expected to be at or slightly below 2002 expenditures and are expected to be funded by operating cash flows.

•          Net Cash Used in Financing Activities: During 2002, net cash of $8.2 billion was used in financing activities, compared with $6.4 billion used in financing activities during 2001. The increase in net cash used in financing activities was due primarily to the use of approximately $1.7 billion of cash flow from the Miller transaction to repurchase shares of Altria Group, Inc. common stock. In 2000, Altria Group, Inc.’s financing activities provided cash, as additional borrowings to finance the acquisition of Nabisco exceeded the cash used to repurchase Altria Group, Inc. common stock and pay dividends to Altria Group, Inc. stockholders.

•          Debt and Liquidity: Financial Reporting Release No. 61 sets forth the views of the SEC regarding enhanced disclosures relating to liquidity and capital resources. The information provided below about Altria Group, Inc.’s debt, credit lines, guarantees and future commitments is included here to facilitate a review of Altria Group, Inc.’s liquidity and capital resources.

Debt: Altria Group, Inc.’s total debt (consumer products and financial services) was $23.3 billion and $22.1 billion at December 31, 2002 and 2001, respectively. Total consumer products debt was $21.2 billion and $20.1 billion at December 31, 2002 and 2001, respectively.

In April 2002, Kraft filed a Form S-3 shelf registration statement with the SEC, under which Kraft may sell debt securities and/or warrants to purchase debt securities in one or more offerings up to a total amount of $5.0 billion. In May 2002 and November 2002, Kraft issued $2.5 billion of global bonds and $750 million of floating rate notes, respectively, under the shelf registration. The bond offering included $1.0 billion of 5-year notes bearing interest at a rate of 5.25% and $1.5 billion of 10-year notes bearing interest at a rate of 6.25%. The floating rate notes mature in 2004, and the interest rate on the notes is based on the three month LIBOR plus 0.20%, which will be reset quarterly. At December 31, 2002, Kraft had $1.75 billion of capacity remaining under its shelf registration statement. In May 2002, Miller borrowed $2.0 billion under a one-year bank term loan agreement. At the closing of the Miller transaction on July 9, 2002, ALG received 430 million shares of SABMiller in exchange for Miller. The Miller borrowing was outstanding as of the closing of the Miller transaction. ALG does not guarantee the debt of Miller or Kraft.

As discussed in Notes 8 and 9 to the consolidated financial statements, Altria Group, Inc.’s total debt of $23.3 billion at December 31, 2002 is due to be repaid as follows: in 2003, $5.7 billion; in 2004, $1.9 billion; in 2005-2006, $5.7 billion; and thereafter, $10.0 billion. Debt obligations due to be repaid in 2003 will be satisfied with a combination of short-term borrowings, long-term borrowings and operating cash flows. During 2001, the proceeds from the Kraft IPO and a Kraft global bond offering were used to repay outstanding borrowings. At December 31, 2002 and 2001, Altria Group, Inc.’s ratio of consumer products debt to total equity was 1.09 and 1.02, respectively. The ratio of total debt to total equity was 1.20 and 1.13 at December 31, 2002 and 2001, respectively.

Fixed-rate debt constituted approximately 75% of total consumer products debt at December 31, 2002 and 2001. The average interest rate on total consumer products debt, including the impact of swap agreements, was approximately 5.1% and 5.8% at December 31, 2002 and 2001, respectively.

Credit Ratings: ALG’s credit ratings by Moody’s at December 31, 2002 and 2001 were “P-1” in the commercial paper market and “A2” for long-term debt obligations. ALG’s credit ratings by Standard & Poor’s at December 31, 2002 and 2001 were “A-1” in the commercial paper market, and “A-” for long-term debt obligations. ALG’s credit ratings by Fitch Rating Services at December 31, 2002 and 2001 were “F-1” in the commercial paper market and “A” for long-term debt obligations. Changes in ALG’s credit ratings could result in corresponding changes in ALG’s borrowing costs; however, none of ALG’s debt agreements require accelerated repayment in the event of a decrease in credit ratings.

Credit Lines: Altria Group, Inc. maintains credit lines with a number of lending institutions, amounting to approximately $15.0 billion at December 31, 2002. Approximately $14.6 billion of these credit lines were undrawn at December 31, 2002. Certain of these credit lines were used to support $3.6 billion of commercial paper borrowings at December 31, 2002, the proceeds of which were used for general corporate purposes. A portion of these lines is available to meet the short-term working capital needs of Altria Group, Inc.’s international businesses. Altria Group, Inc.’s credit facilities include $7.0 billion (of which $2.0 billion is for the sole use of Kraft) of 5-year revolving credit facilities expiring in July 2006, and $6.0 billion (of which $3.0 billion is for the sole use of Kraft) of 364-day revolving credit facilities expiring in July 2003. The Altria Group, Inc. facilities require the maintenance of a fixed charges coverage ratio and the Kraft facilities require the maintenance of a minimum net worth. Altria Group, Inc. and Kraft met their respective covenants at December 31, 2002. The foregoing revolving credit facilities do not include any other financial tests, any credit rating triggers or any provisions that could require the posting of collateral. The majority of Altria Group, Inc.’s remaining lines expire within one year. The 5-year revolving credit facilities enable Altria Group, Inc. to reclassify short-term debt on a long-term basis. At December 31, 2002, approximately $3.6 billion of short-term borrowings that Altria Group, Inc. intends to refinance were reclassified as long-term debt. Altria Group, Inc. expects to continue to refinance long-term and short-term debt from time to time. The nature and amount of Altria Group, Inc.’s long-term and short-term debt and the proportionate amount of each can be expected to vary as a result of future business requirements, market conditions and other factors.

Guarantees: As discussed in Note 18, Altria Group, Inc. had third-party guarantees, which are primarily derived from acquisition and divestiture activities, approximating $255 million, of which $210 million have no expiration dates. The remainder expire through 2012, with $12 million expiring in 2003. Altria Group, Inc. is required to perform under these guarantees in the event that a third-party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has recorded a liability of $86 million at December 31, 2002 relating to these guarantees. In addition, at December 31, 2002, Altria Group, Inc. was contingently liable for $1.3 billion of guarantees related to its own performance, consisting of the following:

•         $0.9 billion of guarantees of excise tax and import duties related to international shipments of tobacco products. In these agreements, a financial institution provides a guarantee of tax payments to respective governments. PMI then issues a guarantee to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of tobacco products in international markets, and the underlying taxes payable are recorded on Altria Group, Inc.’s consolidated balance sheet.

•         $0.4 billion of other guarantees related to the tobacco and food businesses.

Although Altria Group, Inc.’s guarantees are frequently short-term in nature, the short-term guarantees are expected to be replaced, upon expiration, with similar guarantees of similar amounts. Guarantees do not have, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Litigation Escrow Deposits: As discussed in Note 18, on May 7, 2001, the trial court in the Engle class action approved a stipulation and agreed order among PM USA, certain other defendants and the plaintiffs providing that the execution or enforcement of the punitive damages component of the judgment in that case will remain stayed through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, PM USA recorded a $500 million pre-tax charge in the operating companies income of the domestic tobacco segment for the year ended December 31, 2001. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM USA should it prevail in its appeal of the case. The $1.2 billion escrow account is included in the December 31, 2002 and 2001 consolidated balance sheets as other assets. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings. In addition, with respect to certain adverse verdicts currently on appeal (excluding amounts relating to the Engle stipulation agreement), PM USA has posted various forms of security totaling $424 million to obtain stays of judgments pending appeals.

Tobacco Litigation Settlement Payments: As discussed in Note 18, PM USA, along with other domestic tobacco companies, has entered into State Settlement Agreements that require the domestic tobacco industry to make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, as well as an additional $250 million in 2003. These payment obligations are the several and not joint obligations of each settling defendant. PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. Accordingly, PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped.

As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM USA, and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (in 2003 through 2008, $500 million each year; and 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer’s relative market share. PM USA records its portion of these payments as part of cost of sales as product is shipped.

During the years ended December 31, 2002, 2001 and 2000, PM USA recognized $5.3 billion, $5.9 billion and $5.2 billion, respectively, as part of cost of sales attributable to the foregoing settlement obligations.

As discussed above under “Tobacco — Business Environment,” the present legislative and litigation environment is substantially uncertain and could result in material adverse consequences for the business, financial condition, cash flows or results of operations of ALG, PM USA and PMI. Assuming there are no material adverse developments in the legislative and litigation environment, Altria Group, Inc. expects its cash flow from operations and its access to global capital markets to provide sufficient liquidity to meet the ongoing needs of the business.

Rent Payments: Altria Group, Inc.’s consolidated rent expense for 2002 was $635 million. Altria Group, Inc. does not consider its operating lease commitments to be a significant determinant of Altria Group, Inc.’s liquidity.

Leveraged Leases: As part of its lease portfolio, PMCC invests in leveraged leases. At December 31, 2002, PMCC’s net finance receivable of $7.6 billion in leveraged leases, which is included in Altria Group, Inc.’s consolidated balance sheet as finance assets, net, is comprised of total lease payments receivable ($29.3 billion) and the residual value of assets under lease ($2.3 billion), reduced by non-recourse third-party debt ($20.0 billion) and unearned income ($4.0 billion). PMCC has no obligation for the payment of the non-recourse third-party debt issued to purchase the assets under lease. The payment of the debt is collateralized only by lease payments receivable and the leased property, and is non-recourse to all other assets of PMCC or Altria Group, Inc. As required by U.S. GAAP, the non-recourse third-party debt has been offset against the related rentals receivable and has been presented on a net basis, within finance assets, net, in Altria Group, Inc.’s consolidated balance sheets. See Note 7 to the consolidated financial statements for a further discussion of leveraged leases.

•          Equity and Dividends: During 2002 and 2001, Altria Group, Inc. repurchased 134.4 million and 84.6 million shares, respectively, of its common stock at a cost of $6.3 billion and $4.0 billion, respectively. During 2001, Altria Group, Inc. completed its three-year, $8 billion share repurchase program and began a three-year, $10 billion share repurchase program. At December 31, 2002, cumulative repurchases under the $10 billion authority totaled 204.0 million shares at an aggregate cost of $9.6 billion. Altria Group, Inc. accelerated its rate of share repurchases during the second half of 2002 by utilizing approximately $1.7 billion of cash flow to Altria Group, Inc. resulting from the transfer of the Miller debt as a consequence of the merger of Miller with SAB in July 2002.

On June 21, 2002, Kraft’s Board of Directors approved the repurchase from time to time of up to $500 million of Kraft’s Class A common stock solely to satisfy the obligations of Kraft to provide shares under its 2001 Performance Incentive Plan, 2001 Compensation Plan for non-employee directors, and other plans where options to purchase Kraft’s Class A common stock are granted to employees of Kraft. As of December 31, 2002, Kraft had repurchased 4.4 million shares of its Class A common stock at a cost of $170 million.

Concurrently with Kraft’s IPO, certain employees of Altria Group, Inc. (other than Kraft and its subsidiaries) received a one-time grant of options to purchase shares of Kraft’s Class A common stock held by Altria Group, Inc. at the IPO price of $31.00 per share. At December 31, 2002, employees held options to purchase approximately 1.6 million shares of Kraft’s Class A common stock from Altria Group, Inc. In order to completely satisfy the obligation and maintain its current percentage ownership of Kraft, Altria Group, Inc. purchased approximately 1.6 million shares of Kraft’s Class A common stock in open market transactions during 2002.

Dividends paid in 2002 and 2001 were $5.1 billion and $4.8 billion, respectively, an increase of 6.3%, reflecting a higher dividend rate in 2002, partially offset by a lower number of shares outstanding as a result of ongoing share repurchases. During the third quarter of 2002, Altria Group, Inc.’s Board of Directors approved a 10.3% increase in the quarterly dividend rate to $0.64 per share. As a result, the annualized dividend rate increased to $2.56 from $2.32.

Market Risk

Altria Group, Inc. operates globally, with manufacturing and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency and commodity exposures, which primarily relate to forecasted transactions and debt. Derivative financial instruments are used by Altria Group, Inc., principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates and commodity prices, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes.

A substantial portion of Altria Group, Inc.’s derivative financial instruments is effective as hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related amendment, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as “SFAS No. 133”). Accordingly, Altria Group, Inc. increased other accumulated comprehensive losses by $110 million during 2002. This reflects a decrease in the fair value of derivatives of $111 million, partially offset by deferred losses transferred to earnings of $1 million. During 2001, Altria Group, Inc. recorded deferred gains of $33 million in accumulated other comprehensive losses relating to the fair value of Altria Group, Inc.’s derivative financial instruments. This reflects a gain resulting from the initial adoption of SFAS No. 133 of $15 million and an increase in the fair value of derivatives during the year of $102 million, partially offset by deferred gains transferred to earnings of $84 million. The fair value of all derivative financial instruments has been calculated based on market quotes.

•          Foreign exchange rates: Altria Group, Inc. uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, the Swiss franc and the euro. At December 31, 2002 and 2001, Altria Group, Inc. had option and forward foreign exchange contracts with aggregate notional amounts of $10.1 billion and $3.7 billion, respectively, which were comprised of contracts for the purchase and sale of foreign currencies. Included in the foreign currency aggregate notional amounts at December 31, 2002, were $2.6 billion of equal and offsetting foreign currency positions, which do not qualify as hedges and that will not result in any net gain or loss. In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. A substantial portion of the foreign currency swap agreements are accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under U.S. GAAP was insignificant as of December 31, 2002 and 2001. At December 31, 2002 and 2001, the notional amounts of foreign currency swap agreements aggregated $2.5 billion and $2.3 billion, respectively.

Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2002 and 2001, losses of $163 million, net of income taxes of $88 million, and losses of $18 million, net of income taxes of $10 million, respectively, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive losses within currency translation adjustments.

•          Commodities: Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts, as cash flow hedges, primarily for coffee, cocoa, milk and cheese. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean oil. At December 31, 2002 and 2001, Kraft had net long commodity positions of $544 million and $589 million, respectively. In general, commodity forward contracts qualify for the normal purchase exception under SFAS No. 133 and are, therefore, not subject to the provisions of SFAS No. 133. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive losses and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2002 and 2001.

•          Value at Risk: Altria Group, Inc. uses a value at risk (“VAR”) computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of its foreign currency and commodity price-sensitive derivative financial instruments. The VAR computation includes Altria Group, Inc.’s debt; short-term investments; foreign currency forwards, swaps and options; and commodity futures, forwards and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. Altria Group, Inc. used a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2002 and 2001, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

The estimated potential one-day loss in fair value of Altria Group, Inc.’s interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, were as follows:

(in millions)	Pre-Tax Earnings Impact

	At 12/31/02	Average	High	Low

Instruments sensitive to:
Foreign currency rates	$33	$47	$69	$29
Commodity prices	4	6	9	4

(in millions)	Fair Value Impact

	At 12/31/02	Average	High	Low

Instruments sensitive to:
Interest rates	$99	$95	$114	$75

(in millions)	Pre-Tax Earnings Impact

	At 12/31/01	Average	High	Low

Instruments sensitive to:
Foreign currency rates	$40	$30	$49	$12
Commodity prices	5	7	11	5

(in millions)	Fair Value Impact

	At 12/31/01	Average	High	Low

Instruments sensitive to:
Interest rates	$121	$68	$121	$45

The VAR computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest rates, foreign currency rates and commodity prices under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by Altria Group, Inc., nor does it consider the effect of favorable changes in market rates. Altria Group, Inc. cannot predict actual future movements in such market rates and does not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on its future results of operations or financial position.

New Accounting Standards

As previously discussed, on January 1, 2002, Altria Group, Inc. adopted SFAS No. 141, “Business Combinations,” SFAS No. 142, “Goodwill and Other Intangible Assets,” Emerging Issues Task Force (“EITF”) Issue No. 00-14, “Accounting for Certain Sales Incentives” and EITF No. 00-25, “Vendors Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.”

The Financial Accounting Standards Board (“FASB”) recently issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. Interpretation No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. Interpretation No. 46 will be effective for Altria Group, Inc. on February 1, 2003 for variable interest entities created after January 31, 2003, and on July 31, 2003 for variable interest entities created prior to February 1, 2003. Based on its preliminary analysis of Interpretation No. 46, which was issued in January 2003, Altria Group, Inc. does not currently expect the adoption of Interpretation No. 46 to have a material impact on its 2003 consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. Accordingly, Altria Group, Inc. will apply the recognition provisions of Interpretation No. 45 prospectively to guarantee activities initiated after December 31, 2002. See Note 18 for a further discussion of guarantees.

In November 2002, the EITF issued EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effective for Altria Group, Inc. for revenue arrangements entered into beginning July 1, 2003. Altria Group, Inc. does not expect the adoption of EITF Issue No. 00-21 to have a material impact on its 2003 consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Altria Group, Inc. will apply the provisions of SFAS No. 146 prospectively to exit or disposal activities initiated after December 31, 2002.

Effective January 1, 2002, Altria Group, Inc. adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the exemption to consolidation when control over a subsidiary is likely to be temporary. The adoption of this new standard did not have a material impact on the consolidated financial position, results of operations or cash flows of Altria Group, Inc.

Contingencies

See Note 18 to the consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We* may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to shareholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in Altria Group, Inc.’s securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” sections preceding our discussion of operating results of our subsidiaries’ tobacco businesses and food and beverage businesses. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time.

•          Tobacco Related Litigation: There is substantial litigation pending in the United States and in foreign jurisdictions arising out of the tobacco businesses of PM USA and PMI. We anticipate that new cases will continue to be filed. In some cases, plaintiffs claim damages, including punitive damages, ranging into the billions of dollars. Although, to date, PM USA and PMI have never had to pay a judgment in a tobacco related case, there are presently ten cases on appeal in which verdicts were returned against PM USA, including a $74 billion verdict against PM USA in the Engle case in Florida and four verdicts against PM USA in California in the aggregate amount of $31.1 billion. The trial courts in the California cases subsequently reduced the punitive damages awards to an aggregate of $163 million and these cases are being appealed. In order to prevent a plaintiff from seeking to collect a judgment while the verdict is being appealed, the defendant must post an appeal bond, frequently in the amount of the judgment or more, or negotiate an alternative arrangement with plaintiffs. In the event of future losses at trial, we may not always be able to obtain the required bond or to negotiate an acceptable alternative arrangement.

The present litigation environment is substantially uncertain, and it is possible that our business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of pending litigation, including certain of the verdicts against us that are on appeal. We intend to continue vigorously defending all tobacco related litigation, although we may settle particular cases if we believe it is in the best interest of our shareholders to do so. Please see Note 18 for a detailed discussion of tobacco related litigation.

•          Anti-Tobacco Action in the Public and Private Sectors: Our tobacco subsidiaries face significant governmental action aimed at reducing the incidence of smoking and seeking to hold us responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke. Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume, and we expect this decline to continue.

•          Excise Taxes: Substantial excise tax increases have been and continue to be imposed on cigarettes in the United States at the federal, state and local levels, as well as in foreign jurisdictions. The resulting price increases have caused, and may continue to cause, consumers to shift from premium to discount brands and to cease or reduce smoking.

•          Increasing Competition in the Domestic Tobacco Market: Settlements of certain tobacco litigation in the United States, combined with excise tax increases, have resulted in substantial cigarette price increases. PM USA faces increased competition from lowest priced brands sold by domestic and foreign manufacturers that enjoy cost advantages because they are not making payments under the settlements or related state escrow legislation. Additional competition results from diversion into the domestic market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties and increasing imports of foreign lowest priced brands. Recently, the competitive environment has become even more challenging, characterized by weak economic conditions, erosion of consumer confidence, a continued influx of cheap products, and higher prices due to higher state excise taxes and list price increases. As a result, the lowest priced products of manufacturers of numerous small share brands have increased their market share, putting pressure on the industry’s premium segment. If these competitive factors continue and if the disparity in price between our premium brands and our competitors’ lowest priced brands

*          This section uses the terms “we,” “our” and “us” when it is not necessary to distinguish among ALG and its various operating subsidiaries or when any distinction is clear from the context.

continues to increase, sales from the premium segment, PM USA’s most profitable category, may continue to shift to the discount segment. Steps that PM USA may take to reduce the price disparity, such as increasing promotional spending, may reduce the profitability of its premium brands.

•          Governmental Investigations: From time to time, our tobacco subsidiaries are subject to governmental investigations on a range of matters. Ongoing investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain international markets and allegations of false and misleading usage of the terms “Lights” and “Ultra Lights” in brand descriptors. We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations.

•          New Tobacco Product Technologies: Our tobacco subsidiaries continue to seek ways to develop and to commercialize new product technologies that may reduce the risk of smoking. Their goal is to reduce harmful constituents in tobacco smoke while continuing to offer adult smokers products that meet their taste expectations. We cannot guarantee that our tobacco subsidiaries will succeed in these efforts. If they do not succeed, but one or more of their competitors do, our tobacco subsidiaries may be at a competitive disadvantage.

•          Foreign Currency: Our international food and tobacco subsidiaries conduct their businesses in local currency and, for purposes of financial reporting, their results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating companies income will be reduced because the local currency will translate into fewer U.S. dollars.

•          Competition and Economic Downturns: Each of our consumer products subsidiaries is subject to intense competition, changes in consumer preferences and local economic conditions. To be successful, they must continue:

•         to promote brand equity successfully;

•         to anticipate and respond to new consumer trends;

•         to develop new products and markets and to broaden brand portfolios in order to compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels;

•         to improve productivity; and

•         to respond effectively to changing prices for their raw materials.

The willingness of consumers to purchase premium cigarette brands and premium food and beverage brands depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label and other economy brands and the volume of our consumer products subsidiaries could suffer accordingly.

Our finance subsidiary, PMCC, invests in finance leases, principally in transportation, power generation and manufacturing equipment and facilities. Its lessees are also subject to intense competition and economic conditions. If counterparties to PMCC’s leases fail to manage through difficult economic and competitive conditions, PMCC may have to increase its allowance for losses, which would adversely affect our profitability.

•          Grocery Trade Consolidation: As the retail grocery trade continues to consolidate and retailers grow larger and become more sophisticated, they demand lower pricing and increased promotional programs. Further, these customers are reducing their inventories and increasing their emphasis on private label products. If Kraft fails to use its scale, marketing expertise, branded products and category leadership positions to respond to these trends, its volume growth could slow or it may need to lower prices or increase promotional support of its products, any of which would adversely affect profitability.

•          Continued Need to Add Food and Beverage Products in Faster Growing and More Profitable Categories: The food and beverage industry’s growth potential is constrained by population growth. Kraft’s success depends in part on its ability to grow its business faster than populations are growing in the markets that it serves. One way to achieve that growth is to enhance its portfolio by adding products that are in faster growing and more profitable categories. If Kraft does not succeed in making these enhancements, its volume growth may slow, which would adversely affect our profitability.

•          Strengthening Brand Portfolios Through Acquisitions and Divestitures: One element of the growth strategy of Kraft and PMI is to strengthen their brand portfolios through active programs of selective acquisitions and divestitures. These subsidiaries are constantly investigating potential acquisition candidates and from time to time sell businesses that are outside their core categories or that do not meet their growth or profitability targets. Acquisition opportunities are limited and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms or that all future acquisitions will be quickly accretive to earnings.

•          Raw Material Prices: The raw materials used by our consumer products subsidiaries are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material and packaging cost, and our operating subsidiaries may be unable to increase their prices to offset these increased costs without suffering reduced volume, revenue and operating companies income. We do not fully hedge against changes in commodity prices and our hedging procedures may not work as planned.

•          Food Safety and Quality Concerns: We could be adversely affected if consumers in Kraft’s principal markets lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, like the recent publicity about genetically modified organisms and “mad cow disease” in Europe, whether or not valid, may discourage consumers from buying Kraft’s products or cause production and delivery disruptions. In addition, Kraft may need to recall some of its products if they become adulterated or misbranded. Kraft may also be liable if the consumption of any of its products causes injury. A widespread product recall or a significant product liability judgment could cause products to be unavailable for a period of time and a loss of consumer confidence in Kraft’s food products and could have a material adverse effect on Kraft’s business.

Selected Financial Data — Five-Year Review

(in millions of dollars, except per share data)	2002	2001	2000	1999	1998

Summary of Operations:
Net revenues*	$80,408	$80,879	$73,503	$72,685	$69,409
United States export sales*	3,658	3,866	4,347	5,061	6,056
Cost of sales*	32,748	33,900	29,687	29,913	27,087
Federal excise taxes on products*	4,229	4,418	4,537	3,390	3,535
Foreign excise taxes on products*	13,997	12,791	12,733	13,555	13,096

Operating income	16,601	15,702	14,806	13,616	10,105
Interest and other debt expense, net	1,134	1,418	719	795	890
Earnings before income taxes, minority interest and cumulative effect of accounting change	18,098	14,284	14,087	12,821	9,215
Pre-tax profit margin	22.5%	17.7%	19.2%	17.6%	13.3%
Provision for income taxes	6,424	5,407	5,450	5,020	3,715

Earnings before minority interest and cumulative effect of accounting change	11,674	8,877	8,637	7,801	5,500
Minority interest in earnings and other, net	572	311	127	126	128
Earnings before cumulative effect of accounting change	11,102	8,566	8,510	7,675	5,372
Cumulative effect of accounting change		(6)
Net earnings	11,102	8,560	8,510	7,675	5,372

Basic EPS before cumulative effect of accounting change	5.26	3.93	3.77	3.21	2.21
Per share cumulative effect of accounting change		(0.01)
Basic EPS	5.26	3.92	3.77	3.21	2.21
Diluted EPS before cumulative effect of accounting change	5.21	3.88	3.75	3.19	2.20
Per share cumulative effect of accounting change		(0.01)
Diluted EPS	5.21	3.87	3.75	3.19	2.20
Dividends declared per share	2.44	2.22	2.02	1.84	1.68
Weighted average shares (millions) — Basic	2,111	2,181	2,260	2,393	2,429
Weighted average shares (millions) — Diluted	2,129	2,210	2,272	2,403	2,446

Capital expenditures	2,009	1,922	1,682	1,749	1,804
Depreciation	1,324	1,323	1,126	1,120	1,106
Property, plant and equipment, net (consumer products)	14,846	15,137	15,303	12,271	12,335
Inventories (consumer products)	9,127	8,923	8,765	9,028	9,445
Total assets	87,540	84,968	79,067	61,381	59,920
Total long-term debt	21,355	18,651	19,154	12,226	12,615
Total debt — consumer products	21,154	20,098	27,196	13,522	13,953
— financial services	2,166	2,004	1,926	946	709

Total deferred income taxes	9,739	8,622	4,750	3,751	3,638
Stockholders’ equity	19,478	19,620	15,005	15,305	16,197
Common dividends declared as a % of Basic EPS	46.4%	56.6%	53.6%	57.3%	76.0%
Common dividends declared as a % of Diluted EPS	46.8%	57.4%	53.9%	57.7%	76.4%
Book value per common share outstanding	9.55	9.11	6.79	6.54	6.66
Market price per common share — high/low	57.79-35.40	53.88-38.75	45.94-18.69	55.56-21.25	59.50-34.75

Closing price of common share at year end	40.53	45.85	44.00	23.00	53.50
Price/earnings ratio at year end—Basic	8	12	12	7	24
Price/earnings ratio at year end—Diluted	8	12	12	7	24
Number of common shares outstanding at year end (millions)	2,039	2,153	2,209	2,339	2,431
Number of employees	166,000	175,000	178,000	137,000	144,000

      *    Altria Group, Inc. adopted Emerging Issues Task Force (“EITF”) statements relating to the classification of vendor consideration and certain sales incentives, resulting in a reclassification of prior period data. The adoption of the EITF statements had no impact on operating income, net earnings, or basic and diluted earnings per share.

Consolidated Balance Sheets

(in millions of dollars, except per share data)
at December 31,	2002	2001

Assets
Consumer products
Cash and cash equivalents	$565	$453
Receivables (less allowances of $142 and $193)	5,139	5,148
Inventories:
Leaf tobacco	3,605	3,827
Other raw materials	1,935	1,909
Finished product	3,587	3,187

	9,127	8,923
Other current assets	2,610	2,751

Total current assets	17,441	17,275

Property, plant and equipment, at cost:
Land and land improvements	710	796
Buildings and building equipment	6,219	6,347
Machinery and equipment	16,127	17,152
Construction in progress	1,497	1,330

	24,553	25,625
Less accumulated depreciation	9,707	10,488

	14,846	15,137

Goodwill and other intangible assets, net	37,871	37,548
Other assets	8,151	6,144

Total consumer products assets	78,309	76,104

Financial services
Finance assets, net	9,075	8,691
Other assets	156	173

Total financial services assets	9,231	8,864

Total Assets	$87,540	$84,968

See notes to consolidated financial statements.

at December 31,	2002	2001

Liabilities
Consumer products
Short-term borrowings	$407	$997
Current portion of long-term debt	1,558	1,942
Accounts payable	3,088	3,600
Accrued liabilities:
Marketing	3,192	2,794
Taxes, except income taxes	1,735	1,654
Employment costs	1,099	1,192
Settlement charges	3,027	3,210
Other	2,563	2,480
Income taxes	1,103	1,021
Dividends payable	1,310	1,251

Total current liabilities	19,082	20,141

Long-term debt	19,189	17,159
Deferred income taxes	6,112	5,238
Accrued postretirement health care costs	3,128	3,315
Minority interest	4,366	4,013
Other liabilities	8,004	7,796

Total consumer products liabilities	59,881	57,662

Financial services
Short-term borrowings		512
Long-term debt	2,166	1,492
Deferred income taxes	5,521	5,246
Other liabilities	494	436

Total financial services liabilities	8,181	7,686

Total liabilities	68,062	65,348

Contingencies (Note 18)

Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	4,642	4,503
Earnings reinvested in the business	43,259	37,269
Accumulated other comprehensive losses (including currency translation of $2,951 and $3,238)	(3,956)	(3,373)
Cost of repurchased stock (766,701,765 and 653,458,100 shares)	(25,402)	(19,714)

Total stockholders’ equity	19,478	19,620

Total Liabilities and Stockholders’ Equity	$87,540	$84,968

Consolidated Statements of Earnings

(in millions of dollars, except per share data)
for the years ended December 31,	2002	2001	2000

Net revenues	$80,408	$80,879	$73,503
Cost of sales	32,748	33,900	29,687
Excise taxes on products	18,226	17,209	17,270

Gross profit	29,434	29,770	26,546
Marketing, administration and research costs	12,282	12,461	11,423
Gains on sales of businesses	(80)	(8)	(274)
Integration costs and a loss on sale of a food factory	111	82
Separation programs and asset impairments	223	19
Provision for airline industry exposure	290
Litigation related expense		500
Amortization of intangibles	7	1,014	591

Operating income	16,601	15,702	14,806
Gain on Miller Brewing Company transaction	(2,631)
Interest and other debt expense, net	1,134	1,418	719

Earnings before income taxes, minority interest and cumulative effect of accounting change	18,098	14,284	14,087
Provision for income taxes	6,424	5,407	5,450

Earnings before minority interest and cumulative effect of accounting change	11,674	8,877	8,637
Minority interest in earnings and other, net	572	311	127

Earnings before cumulative effect of accounting change	11,102	8,566	8,510
Cumulative effect of accounting change		(6)

Net earnings	$11,102	$8,560	$8,510

Per share data:
Basic earnings per share before cumulative effect of accounting change	$5.26	$3.93	$3.77
Cumulative effect of accounting change		(0.01)

Basic earnings per share	$5.26	$3.92	$3.77

Diluted earnings per share before cumulative effect of accounting change	$5.21	$3.88	$3.75
Cumulative effect of accounting change		(0.01)

Diluted earnings per share	$5.21	$3.87	$3.75

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)
				Accumulated Other Comprehensive Earnings (Losses)

	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Currency Translation Adjustments	Other	Total	Cost of Repurchased Stock	Total Stockholders’ Equity

Balances, January 1, 2000	$935	$—	$29,556	$(2,056)	$(52)	$(2,108)	$(13,078)	$15,305

Comprehensive earnings:
Net earnings			8,510					8,510
Other comprehensive losses, net of income taxes:
Currency translation adjustments				(808)		(808)		(808)
Additional minimum pension liability					(34)	(34)		(34)

Total other comprehensive losses								(842)

Total comprehensive earnings								7,668

Exercise of stock options and issuance of other stock awards			(37)				217	180
Cash dividends declared ($2.02 per share)			(4,548)					(4,548)
Stock repurchased							(3,600)	(3,600)

Balances, December 31, 2000	935	—	33,481	(2,864)	(86)	(2,950)	(16,461)	15,005

Comprehensive earnings:
Net earnings			8,560					8,560
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(753)		(753)		(753)
Additional minimum pension liability					(89)	(89)		(89)
Change in fair value of derivatives accounted for as hedges					33	33		33

Total other comprehensive losses								(809)

Total comprehensive earnings								7,751

Exercise of stock options and issuance of other stock awards		138	70				747	955
Cash dividends declared ($2.22 per share)			(4,842)					(4,842)
Stock repurchased							(4,000)	(4,000)
Sale of Kraft Foods Inc. common stock		4,365		379	7	386		4,751

Balances, December 31, 2001	935	4,503	37,269	(3,238)	(135)	(3,373)	(19,714)	19,620

Comprehensive earnings:
Net earnings			11,102					11,102
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				287		287		287
Additional minimum pension liability					(760)	(760)		(760)
Change in fair value of derivatives accounted for as hedges					(110)	(110)		(110)

Total other comprehensive losses								(583)

Total comprehensive earnings								10,519

Exercise of stock options and issuance of other stock awards		139	15				563	717
Cash dividends declared ($2.44 per share)			(5,127)					(5,127)
Stock repurchased							(6,251)	(6,251)

Balances, December 31, 2002	$935	$4,642	$43,259	$(2,951)	$(1,005)	$(3,956)	$(25,402)	$19,478

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of dollars)
for the years ended December 31,	2002	2001	2000

Cash Provided by (Used in) Operating Activities
Net earnings — Consumer products	$11,072	$8,382	$8,345
— Financial services	30	178	165

Net earnings	11,102	8,560	8,510
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
Cumulative effect of accounting change		6
Depreciation and amortization	1,331	2,337	1,717
Deferred income tax provision	1,310	277	660
Minority interest in earnings and other, net	572	311	127
Integration costs and a loss on sale of a food factory	111	82
Separation programs and asset impairments	223	19
Escrow bond for domestic tobacco litigation		(1,200)
Gain on Miller Brewing Company transaction	(2,631)
Gains on sales of businesses	(80)	(8)	(274)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(161)	(320)	28
Inventories	38	(293)	741
Accounts payable	(640)	(309)	84
Income taxes	(151)	782	(178)
Accrued liabilities and other current assets	257	(1,397)	(479)
Settlement charges	(189)	480	316
Pension plan contributions	(1,104)	(350)	(391)
Other	86	(500)	(146)
Financial services
Deferred income tax provision	275	408	346
Provision for airline industry exposure	290
Other	(27)	8	(17)

Net cash provided by operating activities	10,612	8,893	11,044

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures	(2,009)	(1,922)	(1,682)
Purchase of Nabisco, net of acquired cash			(15,159)
Purchase of other businesses, net of acquired cash	(147)	(451)	(417)
Proceeds from sales of businesses	221	21	433
Other	54	139	28
Financial services
Investments in finance assets	(950)	(960)	(865)
Proceeds from finance assets	360	257	156

Net cash used in investing activities	(2,471)	(2,916)	(17,506)

See notes to consolidated financial statements.

for the years ended December 31,	2002	2001	2000

Cash Provided by (Used in) Financing Activities
Consumer products
Net (repayment) issuance of short-term borrowings	$(473)	$(5,678)	$8,501
Long-term debt proceeds	5,325	4,079	3,110
Long-term debt repaid	(2,024)	(5,215)	(1,702)
Financial services
Net (repayment) issuance of short-term borrowings	(512)	(515)	1,027
Long-term debt proceeds	440	557
Repurchase of Altria Group, Inc. common stock	(6,220)	(3,960)	(3,597)
Repurchase of Kraft Foods Inc. common stock	(170)
Dividends paid on Altria Group, Inc. common stock	(5,068)	(4,769)	(4,500)
Issuance of Altria Group, Inc. common stock	724	779	112
Issuance of Kraft Foods Inc. common stock		8,425
Other	(187)	(143)	(293)

Net cash (used in) provided by financing activities	(8,165)	(6,440)	2,658

Effect of exchange rate changes on cash and cash equivalents	136	(21)	(359)

Cash and cash equivalents:
Increase (decrease)	112	(484)	(4,163)
Balance at beginning of year	453	937	5,100

Balance at end of year	$565	$453	$937

Cash paid: Interest — Consumer products	$1,355	$1,689	$1,005

— Financial services	$88	$76	$102

Income taxes	$4,818	$3,775	$4,358

Notes to Consolidated Financial Statements

Note 1.
Background and Basis of Presentation:

•          Background: In April 2002, the stockholders of Philip Morris Companies Inc. approved changing the name of the parent company from Philip Morris Companies Inc. to Altria Group, Inc. (“ALG”). The name change became effective on January 27, 2003. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and its majority-owned (84.2%) subsidiary, Kraft Foods Inc. (“Kraft”), are engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, is primarily engaged in leasing activities. ALG’s former wholly-owned subsidiary, Miller Brewing Company (“Miller”), was engaged in the manufacture and sale of various beer products prior to the merger of Miller into South African Breweries plc (“SAB”) on July 9, 2002 (see Note 3. Miller Brewing Company Transaction). Throughout these financial statements, Altria Group, Inc. refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies. ALG’s access to the operating cash flows of its subsidiaries is comprised of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

•          Basis of presentation: The consolidated financial statements include ALG and its subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, income taxes, and the allowance for loan losses and estimated residual values of finance leases. Actual results could differ from those estimates.

Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

Certain prior years’ amounts have been reclassified to conform with the current year’s presentation, due primarily to the adoption of new accounting rules regarding revenues, as well as the disclosure of more detailed information on the consolidated statements of earnings and the consolidated statements of cash flows.

Note 2.
Summary of Significant Accounting Policies:

•          Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

•          Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 20 years and buildings and building improvements over periods up to 50 years.

On January 1, 2002, Altria Group, Inc. adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result, Altria Group, Inc. stopped recording the amortization of goodwill and indefinite life intangible assets as a charge to earnings as of January 1, 2002. Net earnings and diluted earnings per share (“EPS”) would have been as follows had the provisions of the new standards been applied as of January 1, 2000:

(in millions, except per share data)
For the years ended December 31,	2001	2000

Net earnings, as previously reported	$8,560	$8,510
Adjustment for amortization of goodwill and other intangible assets	932	586

Net earnings, as adjusted	$9,492	$9,096

Diluted EPS, as previously reported	$3.87	$3.75
Adjustment for amortization of goodwill and other intangible assets	0.43	0.25

Diluted EPS, as adjusted	$4.30	$4.00

In addition, Altria Group, Inc. is required to conduct an annual review of goodwill and intangible assets for potential impairment. In 2002, Altria Group, Inc. completed its review and did not have to record a charge to earnings for an impairment of goodwill or other intangible assets.

At December 31, 2002, goodwill by segment was as follows:

(in millions)
International tobacco	$981
North American food	20,722
International food	4,334

Total goodwill	$26,037

Intangible assets as of December 31, 2002 were as follows:

(in millions)	Gross Carrying Amount	Accumulated Amortization

Non-amortizable intangible assets	$11,810
Amortizable intangible assets	54	$30

Total intangible assets	$11,864	$30

Non-amortizable intangible assets are substantially comprised of brand names purchased through the Nabisco acquisition. Amortizable intangible assets consist primarily of certain trademark licenses and non-compete agreements. Pre-tax amortization expense for intangible assets during the year ended December 31, 2002 was $7 million. Based upon the amortizable intangible assets recorded on the balance sheet as of December 31, 2002, amortization expense for each of the next five years is estimated to be $8 million or less.

Goodwill and other intangible assets, net, at December 31, 2002 increased by $323 million from December 31, 2001. During 2002, Altria

Group, Inc. repurchased shares of Kraft’s Class A common stock, which increased goodwill by $145 million. This increase represents the difference between market price and book value for the shares repurchased. The remainder of the increase is due primarily to acquisitions and currency, partially offset by the Miller transaction.

•          Environmental costs: Altria Group, Inc. is subject to laws and regulations relating to the protection of the environment. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

While it is not possible to quantify with certainty the potential impact of actions regarding environmental remediation and compliance efforts that Altria Group, Inc. may undertake in the future, in the opinion of management, environmental remediation and compliance costs, before taking into account any recoveries from third parties, will not have a material adverse effect on Altria Group, Inc.’s consolidated financial position, results of operations or cash flows.

•          Finance leases: Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as finance lease revenues over the terms of the respective leases at a constant after-tax rate of return on the positive net investment balances.

Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as finance lease revenues over the terms of the respective leases at a constant pre-tax rate of return on the net investment balances.

Finance leases include unguaranteed residual values that represent PMCC’s estimate at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors, including appraisals and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews have not resulted in adjustments to PMCC’s net revenues or results of operations for any of the periods presented.

Investments in leveraged leases are stated net of related non-recourse debt obligations.

•          Foreign currency translation: Altria Group, Inc. translates the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders’ equity. Transaction gains and losses are recorded in the consolidated statements of earnings and were not significant for any of the periods presented.

•          Guarantees: In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. Accordingly, Altria Group, Inc. will apply the recognition provisions of Interpretation No. 45 prospectively to guarantee activities initiated after December 31, 2002. See Note 18. Contingencies for a further discussion of guarantees.

•          Hedging instruments: Effective January 1, 2001, Altria Group, Inc. adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related amendment, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as “SFAS No. 133”). These standards require that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive losses or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows. As of January 1, 2001, the adoption of these new standards resulted in a cumulative effect of any accounting change that reduced net earnings by $6 million, net of income taxes of $3 million, and decreased accumulated other comprehensive losses by $15 million, net of income taxes of $8 million.

•         Impairment of long-lived assets: Altria Group, Inc. reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Effective January 1, 2002, Altria Group, Inc. adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the exemption to consolidation when control over a subsidiary is likely to be temporary. The adoption of this new standard did not have a material impact on the consolidated financial position, results of operations or cash flows of Altria Group, Inc.

•          Income taxes: Altria Group, Inc. accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

•          Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out (“LIFO”) method is used to cost substantially all domestic inventories. The cost of other inventories is principally determined by the average cost method. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

•          Marketing costs: Altria Group, Inc. promotes its products with significant marketing activities, including advertising, consumer incentives and trade promotions. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates.

•          Revenue recognition: The consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment of goods when title and risk of loss pass to customers. Shipping and handling costs are classified as part of cost of sales.

Effective January 1, 2002, Altria Group, Inc. adopted Emerging Issues Task Force (“EITF”) Issue No. 00-14, “Accounting for Certain Sales Incentives,” and EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” Prior period consolidated statements of earnings have been reclassified to reflect the adoption. The adoption of these EITF Issues resulted in a reduction of revenues of $9.0 billion and $6.9 billion in 2001 and 2000, respectively. In addition, the adoption reduced marketing, administration and research costs in 2001 and 2000 by $9.9 billion and $7.6 billion, respectively. Cost of sales increased in 2001 and 2000 by $633 million and $539 million, respectively, and excise taxes on products increased by $229 million and $190 million, respectively. The adoption of these EITF Issues had no impact on operating income, net earnings or basic and diluted EPS.

•          Software costs: Altria Group, Inc. capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

•          Stock-based compensation: Altria Group, Inc. accounts for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” which did not result in compensation cost for stock options. The market value of restricted stock at date of grant is recorded as compensation expense over the period of restriction.

At December 31, 2002, Altria Group, Inc. had stock-based employee compensation plans, which are described more fully in Note 11. Stock Plans. Altria Group, Inc. applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for those plans. No compensation expense for employee stock options is reflected in net earnings, as all options granted under those plans had an exercise price not less than the market value of the common stock on the date of the grant. Net earnings, as reported, includes compensation expense related to restricted stock. The following table illustrates the effect on net earnings and EPS if Altria Group, Inc. had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2002, 2001 and 2000:

(in millions, except per share data)
	2002	2001	2000

Net earnings, as reported	$11,102	$8,560	$8,510
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	137	202	121

Pro forma net earnings	$10,965	$8,358	$8,389

Earnings per share:
Basic — as reported	$5.26	$3.92	$3.77

Basic — pro forma	$5.19	$3.83	$3.71

Diluted — as reported	$5.21	$3.87	$3.75

Diluted — pro forma	$5.15	$3.78	$3.69

•          New accounting pronouncements: In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Altria Group, Inc. will apply the provisions of SFAS No. 146 prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the EITF issued EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effective for Altria Group, Inc. for revenue arrangements entered into beginning July 1, 2003. Altria Group, Inc. does not expect the adoption of EITF Issue No. 00-21 to have a material impact on its 2003 consolidated financial statements.

The FASB recently issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. Interpretation No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. Interpretation No. 46 will be effective for Altria Group, Inc. on February 1, 2003 for variable interest entities created after January 31, 2003, and on July 31, 2003 for variable interest entities created prior to February 1, 2003. Based on its preliminary analysis of Interpretation No. 46, which was issued in January 2003, Altria Group, Inc. does not currently expect the adoption of Interpretation No. 46 to have a material impact on its 2003 consolidated financial statements.

Note 3.
Miller Brewing Company Transaction:

On May 30, 2002, ALG announced an agreement with SAB to merge Miller into SAB. The transaction closed on July 9, 2002, and SAB changed its name to SABMiller plc (“SABMiller”). At closing, ALG received 430 million shares of SABMiller valued at approximately $3.4 billion, based upon a share price of 5.12 British pounds per share, in exchange for Miller, which had $2.0 billion of existing debt. The shares in SABMiller owned by ALG resulted in a 36% economic interest in SABMiller and a 24.9% voting interest. The transaction resulted in a pre-tax gain of approximately $2.6 billion or approximately $1.7 billion after-tax. The gain was recorded in the third quarter of 2002. Beginning with the third quarter of 2002, ALG’s ownership interest in SABMiller is being accounted for under the equity method. Accordingly, ALG’s investment in SABMiller of approximately $1.9 billion is included in other assets on the consolidated balance sheet at December 31, 2002. In addition, ALG records its share of SABMiller’s net earnings, based on its economic ownership percentage, in minority interest in earnings and other, net, on the consolidated statement of earnings.

Note 4.
Divestitures:

During 2002, Kraft Foods North America, Inc. (“KFNA”) sold several small North American food businesses, some of which were previously classified as businesses held for sale. The net revenues and operating results of the businesses held for sale, which were not significant, were excluded from Altria Group, Inc.’s consolidated statements of earnings and no gain or loss was recognized on these sales. In addition, Kraft Foods International, Inc. (“KFI”) sold a Latin American yeast and industrial bakery ingredients business for approximately $110 million and recorded a pre-tax gain of $69 million. The aggregate proceeds received from the sales of these businesses, as well as a small beer operation, were $221 million, resulting in pre-tax gains of $80 million.

During 2001, KFI sold two small food businesses and KFNA sold one small food business. The aggregate proceeds received in these transactions were $21 million, on which pre-tax gains of $8 million were recorded.

During 2000, KFI sold a French confectionery business for proceeds of $251 million, on which a pre-tax gain of $139 million was recorded. In addition, Miller sold its rights to Molson trademarks in the United States for proceeds of $131 million, on which a pre-tax gain of $100 million was recorded. The aggregate proceeds received in divestiture transactions in 2000, including the sale of several small international food, North American food and beer businesses, were $433 million, on which pre-tax gains of $274 million were recorded.

The operating results of the businesses sold were not material to Altria Group, Inc.’s consolidated operating results in any of the periods presented.

Note 5.
Acquisitions:

•          Nabisco: On December 11, 2000, Altria Group, Inc., through its subsidiary Kraft, acquired all of the outstanding shares of Nabisco Holdings Corp. (“Nabisco”) for $55 per share in cash. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $15.2 billion. In addition, the acquisition included the assumption of approximately $4.0 billion of existing Nabisco debt. The acquisition was financed through the issuance of $12.2 billion of short-term obligations and $3.0 billion of available cash. The acquisition has been accounted for as a purchase. Beginning January 1, 2001, Nabisco’s earnings have been included in the consolidated operating results of Altria Group, Inc. The interest cost on borrowings associated with acquiring Nabisco has been included in interest and other debt expense, net, on Altria Group, Inc.’s consolidated statements of earnings for the years ended December 31, 2002, 2001 and 2000.

During 2001, the allocation of excess purchase price relating to Nabisco was completed. As a result, Kraft recorded, among other things, the final valuation of property, plant and equipment and intangible assets, primarily trade names, amounts relating to the closure of Nabisco facilities and related deferred income taxes. The final allocation of excess purchase price at December 31, 2001 was as follows:

(in millions)
Purchase price	$15,254
Historical value of tangible assets acquired and liabilities assumed	(1,271)

Excess of purchase price over assets acquired and liabilities assumed at the date of acquisition	16,525
Increases for allocation of purchase price:
Property, plant and equipment	367
Other assets	347
Accrued postretirement health care costs	230
Pension liabilities	190
Debt	50
Legal, professional, lease and contract termination costs	129
Other liabilities, principally severance	602
Deferred income taxes	3,583

Goodwill and other intangible assets at December 31, 2001	$22,023

Goodwill and other intangible assets, at December 31, 2001, included approximately $11.7 billion related to trade names. Kraft also recorded deferred federal income taxes of $3.9 billion related to trade names. During 2002, Kraft decreased goodwill by $76 million, due primarily to the favorable completion of certain severance and exit programs.

The closure of a number of Nabisco domestic and international facilities resulted in severance and other exit costs of $379 million, which are included in the above adjustments for the allocation of the Nabisco purchase price. The closures will result in the termination of approximately 7,500 employees and will require total cash payments of $373 million, of which approximately $190 million has been spent through December 31, 2002. Substantially all of the closures were completed as of December 31, 2002, and the remaining payments relate to salary continuation payments for severed employees and lease payments.

The integration of Nabisco into the operations of Kraft also resulted in the closure or reconfiguration of several existing Kraft facilities. The aggregate charges to the consolidated statement of earnings to close or reconfigure facilities and integrate Nabisco were originally estimated to be in the range of $200 million to $300 million. During 2002 and 2001, KFNA recorded pre-tax charges of $98 million and $53 million, respectively, related to the closing of a facility and other consolidation programs in North America. During 2002, KFI recorded pre-tax charges of $17 million to consolidate production lines and distribution networks in Latin America. In addition, during the first quarter of 2002, approximately 700 employees accepted the benefits offered by a voluntary early retirement program for certain salaried employees. Pre-tax charges of $135 million and $7 million were recorded in the operating results of the North American food and international food segments, respectively, in the first quarter of 2002 for these separation programs. As of December 31, 2002, the aggregate pre-tax charges to the consolidated statements of earnings to close or reconfigure Kraft facilities and integrate Nabisco, including Kraft’s separation programs, were $310 million, slightly above the original estimate. The integration related charges of $168 million included $27 million relating to severance, $117 million relating to asset write-offs and $24 million relating to other cash exit costs. Cash payments relating to these charges will approximate $51 million, of which $21 million has been paid through December 31, 2002. No additional pre-tax charges are expected to be recorded for these programs.

During 2001, certain small Nabisco businesses were reclassified to businesses held for sale, including their estimated results of operations through anticipated sales dates. These businesses have subsequently been sold, with the exception of one business that had been held for sale since the acquisition of Nabisco. This business, which is no longer held for sale, has been included in the 2002 consolidated operating results of KFNA.

Assuming the acquisition of Nabisco occurred at the beginning of 2000, pro forma net revenues for 2000 would have been $81 billion; pro forma net earnings would have been $8 billion; pro forma basic EPS would have been $3.52; and pro forma diluted EPS would have been $3.50. These pro forma results, which are unaudited, do not give effect to any synergies expected to result from the merger of Nabisco’s operations with those of Kraft, nor do they give effect to the reduction of interest expense from the repayment of borrowings with proceeds from Kraft’s initial public offering (“IPO”) of its common stock. The pro forma results also do not reflect the effects of SFAS No. 141 and 142 on the amortization of goodwill or other intangible assets. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been consummated and the IPO completed at the beginning of 2000, nor are they necessarily indicative of future consolidated operating results.

On June 13, 2001, Kraft completed an IPO of 280,000,000 shares of its Class A common stock at a price of $31.00 per share. Altria Group, Inc. used the IPO proceeds, net of underwriting discount and expenses, of $8.4 billion to retire a portion of the debt incurred to finance the acquisition of Nabisco. After the completion of the IPO, Altria Group, Inc. owned approximately 83.9% of the outstanding shares of Kraft’s capital stock through Altria Group, Inc.’s ownership of 49.5% of Kraft’s Class A common stock and 100% of Kraft’s Class B common stock. Kraft’s Class A common stock has one vote per share while Kraft’s Class B common stock has ten votes per share. As of December 31, 2002 and 2001, Altria Group, Inc. held approximately 98% of the combined voting power of Kraft’s outstanding capital stock. As a result of the IPO, an adjustment of $8.4 billion to the carrying amount of Altria Group, Inc.’s investment in Kraft has been reflected on Altria Group, Inc.’s consolidated balance sheet as an increase to additional paid-in capital of $4.4 billion (net of the recognition of cumulative currency translation adjustments and other comprehensive losses) and minority interest of $3.7 billion. At December 31, 2002, Altria Group, Inc. owns approximately 84.2% of the outstanding shares of Kraft’s capital stock.

•          Other Acquisitions: During 2002, KFI acquired a snacks business in Turkey and a biscuits business in Australia. The total cost of these and other smaller acquisitions, including a PMI acquisition, was $147 million.

During 2001, PMI increased its ownership interest in its Argentine tobacco subsidiary for an aggregate cost of $255 million. In addition, KFI purchased coffee businesses in Romania, Morocco and Bulgaria and also acquired confectionery businesses in Russia and Poland. The total cost of these and other smaller acquisitions was $451 million.

During 2000, KFNA purchased Balance Bar Co. and Boca Burger, Inc. The total cost of these and other smaller acquisitions was $417 million.

The effects of these acquisitions were not material to Altria Group, Inc.’s consolidated financial position or results of operations in any of the periods presented.

Note 6.
Inventories:

The cost of approximately 46% and 50% of inventories in 2002 and 2001, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.6 billion and $0.7 billion lower than the current cost of inventories at December 31, 2002 and 2001, respectively.

Note 7.
Finance Assets, net:

At December 31, 2002, finance assets, net, of $9,075 million were comprised of investment in finance leases of $9,358 million and other receivables of $161 million, reduced by allowance for losses of $444 million. At December 31, 2001, finance assets, net, of $8,691 million were comprised of investment in finance leases of $8,238 million and other receivables of $585 million, reduced by allowance for losses of $132 million.

A summary of net investment in finance leases at December 31, before allowance for losses, was as follows:

(in millions)	Leveraged Leases		Direct Finance Leases		Total

	2002	2001	2002	2001	2002	2001

Rentals receivable, net	$9,381	$8,677	$2,110	$1,482	$11,491	$10,159
Unguaranteed residual values	2,267	2,296	148	82	2,415	2,378
Unearned income	(3,953)	(3,807)	(546)	(431)	(4,499)	(4,238)
Deferred investment tax credits	(49)	(61)			(49)	(61)

Investment in finance leases	7,646	7,105	1,712	1,133	9,358	8,238
Deferred income taxes	(5,163)	(4,934)	(434)	(189)	(5,597)	(5,123)

Net investment in finance leases	$2,483	$2,171	$1,278	$944	$3,761	$3,115

Rentals receivable, net, for leveraged leases, represent unpaid rentals, less principal and interest payments on remaining third-party non-recourse debt. PMCC’s rights to rentals receivable are subordinate to the non-recourse debt-holders and the leased equipment is pledged as collateral to the debt-holders. PMCC has no obligation for the payment of non-recourse third-party debt issued to purchase the assets under the lease. The payment of the debt is collateralized only by lease payments receivable and the leased property, and is non-recourse to all other assets of PMCC. As required by U.S. GAAP, the non-recourse third-party debt of $20.0 billion and $17.9 billion at December 31, 2002 and 2001, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2002 and 2001.

PMCC’s investment in finance leases is principally comprised of the following investment categories: aircraft (27%), electric power (20%), surface transport (17%), real estate (14%), manufacturing (14%), energy (6%) and other (2%). Investments located outside the United States, which are all dollar-denominated, represent 20% and 16% of PMCC’s finance assets in 2002 and 2001, respectively.

PMCC leases a number of aircraft, predominantly to major United States carriers. On August 11, 2002, US Airways Group, Inc. (“US Air”) filed for Chapter 11 bankruptcy protection. PMCC currently leases 16 Airbus A319 aircraft to US Air under long-term leveraged leases, which expire in 2018 and 2019. The aircraft were leased in 1998 and 1999 and represent an investment in finance leases of $150 million at December 31, 2002. PMCC ceased recording income on these leases as of the date of the bankruptcy filing, pending US Air’s effort to restructure with the assistance of a government loan guarantee.

On December 9, 2002, United Air Lines Inc. (“UAL”) filed for Chapter 11 bankruptcy protection. At December 31, 2002, PMCC leased 24 Boeing 757 aircraft to UAL, 6 under long-term leveraged leases, which expire in 2014, and 18 under long-term single investor leases, which expire in 2011 and 2014. The investment in finance assets totals $92 million for the 6 aircraft under leveraged leases and $747 million for the 18 aircraft under single investor leases. Of the existing single investor leases, 16 were originally leveraged leases. As a result of PMCC’s purchase of the senior non-recourse debt on these planes totaling $239 million, these 16 leases, as required by U.S. GAAP, were converted to single investor leases. The remaining non-recourse debt principal and accrued interest on these aircraft totaling $214 million is held by UAL and is subordinate to the senior debt. Aggregate exposure to UAL totals $625 million, net of the non-recourse debt held by UAL at December 31, 2002. PMCC continues to evaluate the effect of the UAL bankruptcy filing, while seeking to negotiate with UAL in its efforts to restructure and emerge from bankruptcy. PMCC ceased recording income on the leases as of the date of the bankruptcy filing.

In recognition of the recent economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million in the fourth quarter of 2002.

Rentals receivable in excess of debt service requirements on non-recourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2002 were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total

2003	$260	$218	$478
2004	285	227	512
2005	231	187	418
2006	266	169	435
2007	258	148	406
2008 and thereafter	8,081	1,161	9,242

Total	$9,381	$2,110	$11,491

Included in net revenues for the years ended December 31, 2002, 2001 and 2000 were leveraged lease revenues of $363 million, $284 million and $256 million, respectively, and direct finance lease revenues of $99 million, $102 million and $104 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2002, 2001 and 2000 was $142 million, $110 million and $93 million, respectively.

Income from investment tax credits on leveraged leases and initial direct costs and executory costs on direct financing leases were not material during the years ended December 31, 2002, 2001 and 2000.

Note 8.
Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2002 and 2001, Altria Group, Inc.’s consumer products businesses had short-term borrowings of $4,005 million and $4,485 million, respectively, consisting principally of commercial paper borrowings with an average year-end interest rate of 1.4% and 1.9%, respectively. Of these amounts, Altria Group, Inc. reclassified $3,598 million at December 31, 2002, and $3,488 million at December 31, 2001, of the commercial paper borrowings to long-term debt based upon its intent and ability to refinance these borrowings on a long-term basis.

In addition, at December 31, 2001, Altria Group, Inc.’s financial services business had short-term commercial paper borrowings of $512 million, with an average year-end interest rate of 2.0%.

The fair values of Altria Group, Inc.’s short-term borrowings at December 31, 2002 and 2001, based upon current market interest rates, approximate the amounts disclosed above.

Altria Group, Inc. maintains credit lines with a number of lending institutions, amounting to approximately $15.0 billion at December 31, 2002. Approximately $14.6 billion of these credit lines were undrawn at December 31, 2002. Certain of these credit lines were used to support $3.6 billion of commercial paper borrowings at December 31, 2002, the proceeds of which were used for general corporate purposes. A portion of these lines is also used to meet the short-term working capital needs of Altria Group, Inc.’s international businesses. Altria Group, Inc.’s credit facilities include $7.0 billion (of which $2.0 billion is for the sole use of Kraft) of 5-year revolving credit facilities maturing in July 2006, and $6.0 billion (of which $3.0 billion is for the sole use of Kraft) of 364-day revolving credit facilities expiring in July 2003. The Altria Group, Inc. facilities require the maintenance of a fixed charges coverage ratio and the Kraft facilities require the maintenance of a minimum net worth. Altria Group, Inc. and Kraft met their respective covenants at December 31, 2002. The foregoing revolving credit facilities do not include any other financial tests, any credit rating triggers or any provisions that could require the posting of collateral.

Note 9.
Long-Term Debt:

At December 31, 2002 and 2001, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)
	2002	2001

Consumer products:
Short-term borrowings, reclassified as long-term debt	$3,598	$3,488
Notes, 4.63% to 8.25% (average effective rate 6.09%), due through 2035	13,686	12,012
Debentures, 7.00% to 7.75% (average effective rate 8.36%), $950 million face amount, due through 2027	904	1,118
Foreign currency obligations:
Euro, 4.50% to 5.63% (average effective rate 5.07%), due through 2008	2,083	1,841
German mark, 5.63%, due 2002		140
Other foreign	120	137
Other	356	365

	20,747	19,101
Less current portion of long-term debt	(1,558)	(1,942)

	$19,189	$17,159

Financial services:
Eurodollar bonds, 7.50%, due 2009	$498	$498
Swiss franc, 4.00%, due 2006 and 2007	1,223	601
Euro, 5.38% to 6.88% (average effective rate 6.23%),due through 2006	445	393

	$2,166	$1,492

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

(in millions)	Consumer Products	Financial Services

2003	$1,558	$131
2004	1,725	158
2005	1,787
2006	3,119	854
2007	1,896	525
2008-2012	5,173	498
2013-2017	393
Thereafter	1,544

Based on market quotes, where available, or interest rates currently available to Altria Group, Inc. for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2002 and 2001, was $24.2 billion and $21.1 billion, respectively.

Note 10.
Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding

Balances, January 1, 2000	2,805,961,317	(467,441,576)	2,338,519,741
Exercise of stock options and issuance of other stock awards		7,938,869	7,938,869
Repurchased		(137,562,230)	(137,562,230)

Balances, December 31, 2000	2,805,961,317	(597,064,937)	2,208,896,380
Exercise of stock options and issuance of other stock awards		28,184,943	28,184,943
Repurchased		(84,578,106)	(84,578,106)

Balances, December 31, 2001	2,805,961,317	(653,458,100)	2,152,503,217
Exercise of stock options and issuance of other stock awards		21,155,477	21,155,477
Repurchased		(134,399,142)	(134,399,142)

Balances, December 31, 2002	2,805,961,317	(766,701,765)	2,039,259,552

At December 31, 2002, 208,774,099 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Altria Group, Inc. repurchases its stock in open market transactions. On March 12, 2001, Altria Group, Inc. completed an $8 billion repurchase program, acquiring 256,967,772 shares at an average price of $31.13 per share. On March 12, 2001, Altria Group, Inc. commenced repurchasing shares under a $10 billion repurchase program. Through December 31, 2002, cumulative repurchases under the $10 billion program were 204,002,792 shares at a cost of approximately $9.6 billion, or $46.82 per share. Kraft also began to repurchase its Class A common stock in 2002 to satisfy the requirements of its stock-based compensation programs. During 2002, Kraft repurchased $170 million of its common stock.

Note 11.
Stock Plans:

Under the Altria Group, Inc. 2000 Performance Incentive Plan (the “2000 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 110 million shares of common stock may be issued under the 2000 Plan, of which no more than 27.5 million shares may be awarded as restricted stock. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2000 Stock Compensation Plan for Non-Employee Directors (the “2000 Directors Plan”). Shares available to be granted under the 2000 Plan and the 2000 Directors Plan at December 31, 2002 were 93,477,267 and 827,992, respectively.

Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the 2000 Plan or the 2000 Directors Plan (collectively, “the Plans”) generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

In addition, Kraft may grant stock options, stock appreciation rights, restricted stock, reload options and other awards of its Class A common stock to its employees under the terms of the Kraft Performance Incentive Plan. Up to 75 million shares of Kraft’s Class A common stock may be issued under the Kraft plan. At December 31, 2002, Kraft’s employees held options to purchase 19,291,672 shares of Kraft’s Class A common stock.

Concurrent with Kraft’s IPO, certain Altria Group, Inc. employees received a one-time grant of options to purchase shares of Kraft’s Class A common stock held by Altria Group, Inc. at the IPO price of $31.00 per share. At December 31, 2002, employees held options to purchase approximately 1.6 million shares of Kraft’s Class A common stock from Altria Group, Inc. In order to completely satisfy the obligation and maintain its current percentage ownership of Kraft, Altria Group, Inc. purchased approximately 1.6 million shares of Kraft’s Class A common stock in open market transactions during 2002.

Altria Group, Inc. and Kraft apply the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards been determined by using the fair value at the grant date, Altria Group, Inc.’s net earnings and basic and diluted EPS would have been $10,965 million, $5.19 and $5.15, respectively, for the year ended December 31, 2002; $8,358 million, $3.83 and $3.78, respectively, for the year ended December 31, 2001; and $8,389 million, $3.71 and $3.69, respectively, for the year ended December 31, 2000. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions for Altria Group, Inc. and Kraft Class A common stock:

	Risk-Free Interest Rate	Weighted Average Expected Life	Expected Volatility	Expected Dividend Yield	Fair Value at Grant Date

2002 Altria Group, Inc.	3.89%	5 years	31.73%	4.54%	$10.17
2002 Kraft	4.27	5	28.72	1.41	10.65

2001 Altria Group, Inc.	4.85	5	33.75	4.67	10.71
2001 Kraft	4.81	5	29.70	1.68	9.13
2000 Altria Group, Inc.	6.57	5	31.73	8.98	3.22

Altria Group, Inc. option activity was as follows for the years ended December 31, 2000, 2001 and 2002:

	Shares Subject to Option	Weighted Average Exercise Price	Options Exercisable

Balance at January 1, 2000	100,305,968	$34.65	78,423,023
Options granted	41,535,255	21.47
Options exercised	(5,263,363)	21.16
Options canceled	(3,578,922)	32.87

Balance at December 31, 2000	132,998,938	31.11	92,266,885
Options granted	35,636,252	45.64
Options exercised	(30,276,835)	25.71
Options canceled	(1,223,518)	42.45

Balance at December 31, 2001	137,134,837	35.98	103,155,954
Options granted	3,245,480	53.08
Options exercised	(24,115,829)	30.33
Options canceled	(1,941,148)	38.22

Balance at December 31, 2002	114,323,340	37.62	105,145,417

The weighted average exercise prices of Altria Group, Inc. options exercisable at December 31, 2002, 2001 and 2000 were $36.57, $32.74 and $35.30, respectively.

The following table summarizes the status of Altria Group, Inc. stock options outstanding and exercisable as of December 31, 2002 by range of exercise price:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$16.35 –$22.09	21,044,490	6 years	$20.80	21,044,490	$20.80
24.52 – 34.90	14,686,584	3	30.90	14,686,584	30.90
35.81 – 42.96	32,507,344	6	39.82	32,417,806	39.81
43.87 – 65.00	46,084,922	7	45.89	36,996,537	44.96

	114,323,340			105,145,417

Altria Group, Inc. and Kraft may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2002, 2001 and 2000, Altria Group, Inc. granted 6,000, 889,680 and 3,473,270 shares, respectively, of restricted stock to eligible U.S.-based employees, and during 2001 and 2000, also issued to eligible non-U.S. employees rights to receive 36,210 and 1,717,640 equivalent shares, respectively. At December 31, 2002, restrictions on the Altria Group, Inc. stock, net of forfeitures, lapse as follows: 2003–224,250 shares; 2004–126,000 shares; 2005–39,000 shares; and 2007 and thereafter–354,000 shares. Kraft did not grant any shares of restricted stock or any rights to receive shares of stock during any of the periods presented.

The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. Altria Group, Inc. recorded compensation expense related to restricted stock and other stock awards of $13 million, $89 million and $84 million for the years ended December 31, 2002, 2001 and 2000, respectively. The unamortized portion, which is reported as a reduction of earnings reinvested in the business, was $8 million and $22 million at December 31, 2002 and 2001, respectively.

Note 12.
Earnings per Share:

Basic and diluted EPS were calculated using the following for the years ended December 31, 2002, 2001 and 2000:

(in millions)
	2002	2001	2000

Net earnings	$11,102	$8,560	$8,510

Weighted average shares for basic EPS	2,111	2,181	2,260
Plus incremental shares from conversions:
Restricted stock and stock rights	1	7	4
Stock options	17	22	8

Weighted average shares for diluted EPS	2,129	2,210	2,272

In 2002, 2001 and 2000, options on 11 million, 5 million and 69 million shares of common stock, respectively, were not included in the calculation of weighted average shares for diluted EPS because the effect of their inclusion would be antidilutive.

Note 13.
Pre-tax Earnings and Provision for Income Taxes:

Pre-tax earnings and provision for income taxes consisted of the following for the years ended December 31, 2002, 2001 and 2000:

(in millions)
	2002	2001	2000

Pre-tax earnings:
United States	$12,179	$9,105	$9,273
Outside United States	5,919	5,179	4,814

Total pre-tax earnings	$18,098	$14,284	$14,087

Provision for income taxes:
United States federal:
Current	$2,633	$2,722	$2,571
Deferred	1,493	570	736

	4,126	3,292	3,307
State and local	459	484	552

Total United States	4,585	3,776	3,859

Outside United States:
Current	1,747	1,516	1,321
Deferred	92	115	270

Total outside United States	1,839	1,631	1,591

Total provision for income taxes	$6,424	$5,407	$5,450

At December 31, 2002, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $7.1 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit	1.7	2.3	2.6
Goodwill amortization		2.3	1.3
Other (including foreign rate differences)	(1.2)	(1.7)	(0.2)

Effective tax rate	35.5%	37.9%	38.7%

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2002 and 2001:

(in millions)
	2002	2001

Deferred income tax assets:
Accrued postretirement and postemployment benefits	$1,291	$1,403
Settlement charges	1,066	1,132
Other	82	859

Total deferred income tax assets	2,439	3,394

Deferred income tax liabilities:
Trade names	(3,839)	(3,847)
Property, plant and equipment	(2,158)	(2,142)
Prepaid pension costs	(660)	(781)

Total deferred income tax liabilities	(6,657)	(6,770)

Net deferred income tax liabilities	$(4,218)	$(3,376)

Financial services deferred income tax liabilities are primarily attributable to temporary differences relating to net investments in finance leases.

Note 14.
Segment Reporting:

The products of ALG’s subsidiaries include cigarettes, food (consisting principally of a wide variety of snacks, beverages, cheese, grocery products and convenient meals) and beer, prior to the merger of Miller into SAB on July 9, 2002. Another subsidiary of ALG, PMCC, is primarily engaged in leasing activities. The products and services of these subsidiaries constitute Altria Group, Inc.’s reportable segments of domestic tobacco, international tobacco, North American food, international food, beer (prior to July 9, 2002) and financial services.

Altria Group, Inc.’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.’s management. Altria Group, Inc.’s assets are managed on a worldwide basis by major products and, accordingly, asset information is reported for the tobacco, food and financial services segments, and for 2001 and 2000, the beer segment. Intangible assets and related amortization are principally attributable to the food businesses. Other assets consist primarily of cash and cash equivalents. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

Segment data were as follows:

(in millions)
	2002	2001	2000

Net revenues:
Domestic tobacco	$18,877	$19,902	$18,967
International tobacco	28,672	26,517	26,290
North American food	21,485	20,970	15,312
International food	8,238	8,264	7,610
Beer	2,641	4,791	4,907
Financial services	495	435	417

Net revenues	$80,408	$80,879	$73,503

Operating companies income:
Domestic tobacco	$5,011	$5,264	$5,350
International tobacco	5,666	5,406	5,211
North American food	4,953	4,796	3,547
International food	1,330	1,239	1,208
Beer	276	481	650
Financial services	55	296	262

Total operating companies income	17,291	17,482	16,228
Amortization of intangibles	(7)	(1,014)	(591)
General corporate expenses	(683)	(766)	(831)

Operating income	16,601	15,702	14,806
Gain on Miller transaction	2,631
Interest and other debt expense, net	(1,134)	(1,418)	(719)

Earnings before income taxes, minority interest and cumulative effect of accounting change	$18,098	$14,284	$14,087

On May 30, 2002, Altria Group, Inc. announced an agreement with SAB to merge Miller into SAB. The transaction closed on July 9, 2002, and SAB changed its name to SABMiller. The transaction, which is discussed more fully in Note 3. Miller Brewing Company Transaction, resulted in a pre-tax gain of $2.6 billion or $1.7 billion after-tax.

During 2002, PMI announced a separation program in Germany and approximately 160 employees accepted the benefits offered by this program. In addition, PMI announced a separation program in the United Kingdom, and approximately 90 employees were terminated. As a result, pre-tax charges of $58 million, primarily for enhanced severance, pension and postretirement benefits, were recorded in the operating companies income of the international tobacco segment. Cash payments relating to these charges will approximate $50 million, of which approximately $10 million has been paid through December 31, 2002. The remaining payments are expected to be made over the remaining lives of the former employees in accordance with the terms of the related benefit plans.

During 2002 and 2001, operating companies income for the North American food and international food segments included pre-tax charges related to the consolidation of production lines, the closing of a facility and other consolidation programs. Pre-tax charges of $98 million and $53 million were recorded in the operating companies income of the North American food segment for the years ended December 31, 2002 and 2001, respectively, and $17 million was recorded in the international food segment for the year ended December 31, 2002. The integration related charges of

$168 million included $27 million relating to severance, $117 million relating to asset write-offs and $24 million relating to other cash exit costs. Cash payments relating to these charges will approximate $51 million, of which $21 million has been paid through December 31, 2002. During 2002, KFI sold a Latin American yeast and industrial bakery ingredients business, resulting in a pre-tax gain of $69 million, and KFNA sold several small businesses, resulting in gains of $11 million. In addition, during 2001, KFNA sold a North American food factory, which resulted in a pre-tax loss of $29 million.

During 2002, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million.

During 2002, Miller recorded a pre-tax charge of $15 million for a beer asset impairment. During 2001, Miller revised the terms of a contract brewing agreement with Pabst Brewing Company, which resulted in pre-tax charges of $19 million in the operating companies income of the beer segment. During 2000, Miller sold its rights to Molson trademarks in the United States and recorded a pre-tax gain of $100 million in operating companies income.

As discussed in Note 18. Contingencies, on May 7, 2001, the trial court in the Engle class action approved a stipulation and agreed order among PM USA, certain other defendants and the plaintiffs providing that the execution or enforcement of the punitive damages component of the judgment in that case will remain stayed through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, PM USA recorded a $500 million pre-tax charge in the operating companies income of the domestic tobacco segment for the year ended December 31, 2001. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM USA should it prevail in its appeal of the case. The $1.2 billion escrow account is included in the December 31, 2002 and 2001 consolidated balance sheets as other assets. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

During 2001, separation programs were announced for certain eligible salaried employees in the food and beer businesses. During the first quarter of 2002, approximately 800 employees accepted the benefits offered by these programs and elected to retire or terminate employment. Pre-tax charges of $135 million, $7 million and $8 million were recorded in the operating companies income of the North American food, international food and beer segments, respectively, during the first quarter of 2002 for these separation programs.

See Notes 3, 4 and 5 regarding the Miller Brewing Company transaction, divestitures and acquisitions.

(in millions)
For the years ended December 31,	2002	2001	2000

Depreciation expense:
Domestic tobacco	$194	$187	$202
International tobacco	307	294	277
North American food	506	483	310
International food	203	197	189
Beer	61	119	118

	1,271	1,280	1,096
Other	53	43	30

Total depreciation expense	$1,324	$1,323	$1,126

Assets:
Tobacco	$18,329	$17,791	$15,687
Food	57,245	55,798	52,071
Beer		1,782	1,751
Financial services	9,231	8,864	8,402

	84,805	84,235	77,911
Other	2,735	733	1,156

Total assets	$87,540	$84,968	$79,067

Capital expenditures:
Domestic tobacco	$140	$166	$156
International tobacco	497	418	410
North American food	808	761	588
International food	376	340	318
Beer	84	132	135

	1,905	1,817	1,607
Other	104	105	75

Total capital expenditures	$2,009	$1,922	$1,682

Geographic data for net revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets) were as follows:

(in millions)
For the years ended December 31,	2002	2001	2000

Net revenues:
United States — domestic	$41,067	$43,876	$37,834
— export	3,658	3,866	4,347
Europe	26,118	22,737	22,962
Other	9,565	10,400	8,360

Total net revenues	$80,408	$80,879	$73,503

Long-lived assets:
United States	$24,308	$22,864	$21,314
Europe	4,939	4,328	4,299
Other	2,981	2,953	3,126

Total long-lived assets	$32,228	$30,145	$28,739

Note 15.
Benefit Plans:

Altria Group, Inc. sponsors noncontributory defined benefit pension plans covering substantially all U.S. employees. Pension coverage for employees of ALG’s non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, ALG and its U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees. Health care benefits for retirees outside the United States and Canada are generally covered through local government plans.

•          Pension Plans: Net pension (income) cost consisted of the following for the years ended December 31, 2002, 2001 and 2000:

(in millions)	U.S. Plans			Non-U.S. Plans

	2002	2001	2000	2002	2001	2000

Service cost	$215	$189	$142	$105	$100	$93
Interest cost	590	595	455	183	174	157
Expected return on plan assets	(943)	(961)	(799)	(209)	(205)	(175)
Amortization:
Net gain on adoption of SFAS No. 87	(1)	(10)	(22)
Unrecognized net loss (gain) from experience differences	23	(34)	(53)	7	(3)	(3)
Prior service cost	14	22	21	9	7	5
Termination, settlement and curtailment	133	(12)	(34)	28

Net pension cost (income)	$31	$(211)	$(290)	$123	$73	$77

During 2002, 2001 and 2000, employees left Altria Group, Inc. under voluntary early retirement and workforce reduction programs, and through the Miller transaction. These events resulted in settlement losses and curtailment losses, and termination benefits of $112 million for the U.S. plans in 2002. In addition, retiring employees of KFNA elected lump-sum payments, resulting in settlement losses of $21 million in 2002, and settlement gains of $12 million and $34 million in 2001 and 2000, respectively. During 2002, early retirement programs in the international tobacco business resulted in additional termination benefits of $28 million for the non-U.S. plans.

The changes in benefit obligations and plan assets, as well as the funded status of Altria Group, Inc.’s pension plans at December 31, 2002 and 2001, were as follows:

(in millions)	U.S. Plans		Non-U.S. Plans

	2002	2001	2002	2001

Benefit obligation at January 1	$8,818	$7,602	$3,404	$3,183
Service cost	215	189	105	100
Interest cost	590	595	183	174
Benefits paid	(845)	(605)	(179)	(169)
Acquisitions		71		(22)
Miller transaction	(650)
Termination, settlement and curtailment	126	14	11
Actuarial losses	756	897	208	70
Currency			301	5
Other	(8)	55	41	63

Benefit obligation at December 31	9,002	8,818	4,074	3,404

Fair value of plan assets at January 1	9,448	10,342	2,272	2,676
Actual return on plan assets	(1,415)	(584)	(156)	(373)
Contributions	705	223	399	127
Benefits paid	(858)	(599)	(137)	(127)
Acquisitions		(45)		(41)
Miller transaction	(476)
Currency			170	7
Actuarial gains	131	111		3

Fair value of plan assets at December 31	7,535	9,448	2,548	2,272

(Deficit) excess of plan assets versus benefit obligations at December 31	(1,467)	630	(1,526)	(1,132)
Unrecognized actuarial losses	2,956	1,147	720	392
Unrecognized prior service cost	134	185	72	71
Unrecognized net transition obligation		(3)	7	9

Net prepaid pension asset (liability)	$1,623	$1,959	$(727)	$(660)

The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $0.9 billion and $1.3 billion at December 31, 2002 and 2001, respectively. These amounts were recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2002 and 2001, as other assets of $3.0 billion and $2.7 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations, and as other liabilities of $2.1 billion and $1.4 billion, respectively, for those plans in which the accumulated benefit obligations exceeded their plan assets.

For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $4,026 million, $3,442 million and $2,615 million, respectively, as of December 31, 2002, and $2,677 million, $2,170 million and $1,753 million, respectively, as of December 31, 2001. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $2,904 million, $2,512 million and $1,433 million, respectively, as of December 31, 2002, and $1,490 million, $1,343 million and $451 million, respectively, as of December 31, 2001.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s obligations under the plans:

	U.S. Plans		Non-U.S. Plans

	2002	2001	2002	2001

Discount rate	6.50%	7.00%	4.99%	5.38%
Expected rate of return on plan assets	9.00	9.00	7.81	7.94
Rate of compensation increase	4.20	4.50	3.30	3.68

SFAS No. 87, “Employers’ Accounting for Pensions,” permits the delayed recognition of pension fund gains and losses in ratable periods of up to five years. Altria Group, Inc. uses a four-year period wherein pension fund gains and losses are reflected in the pension calculation at 25% per year, beginning the year after the gains or losses occur. Recent stock market declines have resulted in deferred losses, which in turn resulted in the recording of additional minimum pension liabilities through an after-tax charge of $760 million to other comprehensive earnings (losses) in 2002. Including this charge, the total additional minimum pension liabilities contained in other comprehensive earnings (losses) at December 31, 2002 was $928 million. The amortization of deferred losses will result in higher pension cost in future periods.

ALG and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of ALG also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $222 million, $231 million and $211 million in 2002, 2001 and 2000, respectively.

•          Postretirement Benefit Plans: Net postretirement health care costs consisted of the following for the years ended December 31, 2002, 2001 and 2000:

(in millions)
	2002	2001	2000

Service cost	$68	$64	$51
Interest cost	272	270	199
Amortization:
Unrecognized net loss (gain) from experience differences	24	1	(8)
Unrecognized prior service cost	(24)	(12)	(12)
Other expense	16

Net postretirement health care costs	$356	$323	$230

During 2002, Altria Group, Inc. instituted early retirement programs. These actions resulted in curtailment losses of $16 million in 2002, which are included in other expense above.

Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the benefit obligations of the plans at December 31, 2002 and 2001 were as follows:

(in millions)
	2002	2001

Accumulated postretirement benefit obligation at January 1	$3,966	$3,323
Service cost	68	64
Interest cost	272	270
Benefits paid	(260)	(233)
Miller transaction	(322)
Curtailments	21
Acquisitions		8
Plan amendments	(180)	1
Assumption changes	348	319
Actuarial losses	336	214

Accumulated postretirement benefit obligation at December 31	4,249	3,966
Unrecognized actuarial losses	(1,098)	(475)
Unrecognized prior service cost	199	63

Accrued postretirement health care costs	$3,350	$3,554

The current portion of Altria Group, Inc.’s accrued postretirement health care costs of $222 million and $239 million at December 31, 2002 and 2001, respectively, are included in other accrued liabilities on the consolidated balance sheets.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for U.S. plans was 6.5% in 2001, 5.9% in 2002 and 8.0% in 2003, declining to 5.0% by the year 2006 and remaining at that level thereafter. For Canadian plans, the assumed health care cost trend rate was 9.0% in 2001, 8.0% in 2002 and 7.0% in 2003, declining to 4.0% by the year 2006 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates for each year would increase the accumulated postretirement benefit obligation as of December 31, 2002, and postretirement health care cost

(service cost and interest cost) for the year then ended by approximately 8.4% and 11.5%, respectively. A one-percentage-point decrease in the assumed health care cost trend rates for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2002, and postretirement health care cost (service cost and interest cost) for the year then ended by approximately 6.9% and 9.4%, respectively.

The accumulated postretirement benefit obligations for U.S. plans at December 31, 2002 and 2001 were determined using assumed discount rates of 6.5% and 7.0%, respectively. The accumulated postretirement benefit obligations for Canadian plans at December 31, 2002 and 2001, were determined using an assumed discount rate of 6.75%.

Assumption changes of $348 million at December 31, 2002 relate primarily to lowering the discount rate from 7.0% to 6.5% and to increasing the medical trend rate for 2003 through 2005 in consideration of current medical inflation trends. Assumption changes of $319 million at December 31, 2001 relate to lowering the discount rate from 7.75% to 7.0%.

•          Postemployment Benefit Plans: ALG and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2002, 2001 and 2000:

(in millions)
	2002	2001	2000

Service cost	$48	$34	$26
Amortization of unrecognized net loss	3	8	6
Other expense	40

Net postemployment costs	$91	$42	$32

During 2002, certain salaried employees left Altria Group, Inc. under voluntary early retirement and integration programs. These programs resulted in incremental postemployment costs, which are included in other expense above.

Altria Group, Inc.’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2002 and 2001 were as follows:

(in millions)
	2002	2001

Accumulated benefit obligation at January 1	$788	$656
Service cost	48	34
Benefits paid	(220)	(225)
Acquisitions		269
Miller transaction	(35)
Actuarial (gains) losses	(108)	54

Accumulated benefit obligation at December 31	473	788
Unrecognized experience losses	(8)	(144)

Accrued postemployment costs	$465	$644

The accumulated benefit obligation was determined using an assumed ultimate annual turnover rate of 0.3% in 2002 and 2001, assumed compensation cost increases of 4.2% in 2002 and 4.5% in 2001, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 16.
Additional Information:

(in millions)
For the years ended December 31,	2002	2001	2000

Research and development expense	$686	$647	$538

Advertising expense	$1,869	$2,196	$2,353

Interest and other debt expense, net:
Interest expense	$1,327	$1,659	$1,078
Interest income	(193)	(241)	(359)

	$1,134	$1,418	$719

Interest expense of financial services operations included in cost of sales	$97	$99	$96

Rent expense	$635	$534	$441

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2002 were as follows:

(in millions)
2003	$ 387
2004	294
2005	229
2006	159
2007	132
Thereafter	373

$ 1,574

Note 17.
Financial Instruments:

•          Derivative financial instruments: Altria Group, Inc. operates globally, with manufacturing and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency and commodity exposures, which primarily relate to forecasted transactions and debt. Derivative financial instruments are used by Altria Group, Inc., principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates and commodity prices, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently.

A substantial portion of Altria Group, Inc.’s derivative financial instruments is effective as hedges under SFAS No. 133. Altria Group, Inc. uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2002 and 2001, Altria Group, Inc. had option and forward foreign exchange contracts with aggregate notional amounts of $10.1 billion and $3.7 billion, respectively, which are comprised of contracts for the purchase and sale of foreign currencies. Included in the foreign currency aggregate notional amounts at December 31, 2002 were $2.6 billion of equal and offsetting foreign currency positions, which do not qualify as hedges and that will not result in any net gain or loss. The effective portion of unrealized gains and losses associated with forward contracts and the value of option contracts is deferred as a component of accumulated other comprehensive losses until the underlying hedged transactions are reported on Altria Group, Inc.’s consolidated statement of earnings.

In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. A substantial portion of the foreign currency swap agreements are accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under SFAS No. 133 was insignificant as of December 31, 2002 and 2001. At December 31, 2002 and 2001, the notional amounts of foreign currency swap agreements aggregated $2.5 billion and $2.3 billion, respectively. Aggregate maturities of foreign currency swap agreements at December 31, 2002 were as follows:

(in millions)
2003	$ 142
2004	180
2006	968
2008	1,165

$ 2,455

Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2002 and 2001, losses of $163 million, net of income taxes of $88 million, and losses of $18 million, net of income taxes of $10 million, respectively, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive losses within currency translation adjustments.

Altria Group, Inc. is exposed to price risk related to forecasted purchases of certain commodities used as raw materials by Altria Group, Inc.’s food businesses. Accordingly, Kraft uses commodity forward contracts, as cash flow hedges, primarily for coffee, cocoa, milk and cheese. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean oil. In general, commodity forward contracts qualify for the normal purchase exception under SFAS No. 133 and are, therefore, not subject to the provisions of SFAS No. 133. At December 31, 2002 and 2001, Kraft had net long commodity positions of $544 million and $589 million, respectively. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive losses and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2002 and 2001.

During the years ended December 31, 2002 and 2001, ineffectiveness related to fair value hedges and cash flow hedges was not material. Altria Group, Inc. is hedging forecasted transactions for periods not exceeding the next fifteen months. At December 31, 2002, Altria Group, Inc. estimates derivative losses of $40 million, net of income taxes, reported in accumulated other comprehensive losses will be reclassified to the consolidated statement of earnings within the next twelve months.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2002 and 2001, as follows:

(in millions)
Balance as of January 1, 2001	$ —
Impact of SFAS No. 133 adoption	15
Derivative gains transferred to earnings	(84)
Change in fair value	102

Balance as of December 31, 2001	33
Derivative losses transferred to earnings	1
Change in fair value	(111)

Balance as of December 31, 2002	$ (77)

•         Credit exposure and credit risk: Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 7. Finance Assets, net regarding certain aircraft leases.

•         Fair value: The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2002, was $24.6 billion, as compared with its carrying value of $23.3 billion. The aggregate fair value of Altria Group, Inc.’s total debt at December 31, 2001 was $22.6 billion, as compared with its carrying value of $22.1 billion.

The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2002, was $3.1 billion, as compared with its carrying value of $1.9 billion.

See Notes 8 and 9 for additional disclosures of fair value for short-term borrowings and long-term debt.

Note 18.
Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against ALG, its subsidiaries and affiliates, including PM USA and PMI, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of competitors and distributors.

Overview of Tobacco-Related Litigation

•         Types and Number of Cases: Pending claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and nongovernmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits, and (iv) other tobacco-related litigation. Other tobacco-related litigation includes class action suits alleging that the use of the terms “Lights” and “Ultra Lights” constitutes deceptive and unfair trade practices, suits by foreign governments seeking to recover damages resulting from the allegedly illegal importation of cigarettes into various jurisdictions, suits by former asbestos manufacturers seeking contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking, and various antitrust suits. Damages claimed in some of the smoking and health class actions, health care cost recovery cases and other tobacco-related litigation range into the billions of dollars. Plaintiffs’ theories of recovery and the defenses raised in the smoking and health and health care cost recovery cases are discussed below.

As of December 31, 2002, there were approximately 1,500 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM USA and, in some instances, ALG, compared with approximately 1,500 such cases on December 31, 2001 and on December 31, 2000. In certain jurisdictions, individual smoking and health cases have been aggregated for trial in a single proceeding; the largest such proceeding aggregates 1,250 cases in West Virginia and is currently scheduled for trial in June 2003. An estimated 16 of the individual cases involve allegations of various personal injuries allegedly related to exposure to environmental tobacco smoke (“ETS”). In addition, approximately 2,800 additional individual cases are pending in Florida by current and former flight attendants claiming personal injuries allegedly related to ETS. The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages.

As of December 31, 2002, there were an estimated 40 smoking and health putative class actions pending in the United States against PM USA and, in some cases, ALG (including two that involve allegations of various personal injuries related to exposure to ETS), compared with approximately 25 such cases on December 31, 2001, and approximately 36 such cases on December 31, 2000.

As of December 31, 2002, there were an estimated 41 health care cost recovery actions, including the suit discussed below under “Federal Government’s Lawsuit,” filed by the United States government, pending in the United States against PM USA and, in some instances, ALG, compared with approximately 45 such cases pending on December 31, 2001, and 52 such cases on December 31, 2000. In addition, health care cost recovery actions are pending in Israel, the Province of British Columbia, Canada, France and Spain.

There are also a number of other tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including an estimated 86 smoking and health cases brought on behalf of individuals (Argentina (43), Australia, Brazil (26), Czech Republic, Germany, Ireland, Israel (2), Italy (5), Japan, the Philippines, Scotland, Spain (2) and Venezuela), compared with approximately 64 such cases on December 31, 2001, and 68 such cases on December 31, 2000. In addition, as of December 31, 2002, there were eight smoking and health putative class actions pending outside the United States (Brazil, Canada (4), and Spain (3)), compared with 11 such cases on December 31, 2001 and nine such cases on December 31, 2000.

•         Pending and Upcoming Trials: Trials are currently underway in two individual smoking and health cases in which PM USA is a defendant or the sole defendant in California (Lucier v. Philip Morris Incorporated, et al.) and New York (Inzerilla v. The American Tobacco Company, et al.). Trials are also currently underway in a smoking and health class action in Louisiana in which PM USA is a defendant and in which plaintiffs seek the creation of funds to pay for medical monitoring and smoking cessation programs (Scott, et al. v. The American Tobacco Company, Inc. et al.) and in a Lights/Ultra Lights class action in Illinois, in which PM USA is the defendant (Miles, et al. v. Philip Morris Incorporated).

Additional cases against PM USA and, in some instances, ALG, are scheduled for trial through the end of 2003. They include a class action in California in which plaintiffs seek restitution under the California Business and Professions Code for the costs of cigarettes purchased by class members during the class period, a case in West Virginia that aggregates 1,250 individual smoking and health cases, a Lights/Ultra Lights class action in Ohio, a health care cost recovery action in France and a class action in Kansas in which plaintiffs allege that defendants, including PM USA, conspired to fix cigarette prices in violation of antitrust laws. In addition, an estimated 15 individual smoking and health cases and 10 additional cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by ETS are scheduled for trial through the end of 2003. Five of the cases brought by flight attendants are scheduled to begin trial during the first quarter of 2003. Cases against other tobacco companies are also scheduled for trial through the end of 2003. Trial dates, however, are subject to change.

•         Recent Trial Results: Since January 1999, jury verdicts have been returned in 25 smoking and health and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 15 of the 25 cases. These 15 cases were tried in Pennsylvania, Rhode Island, West Virginia, Ohio (2), New Jersey, Florida (4), New York (2), Mississippi and Tennessee (2). Plaintiffs’ appeals or post-trial motions challenging the verdicts are pending in West Virginia, Ohio and Florida; a motion for a new trial has been granted in one of the cases in Florida. In December 2002, the court in an individual smoking and health case in California dismissed the case at the end of trial after ruling that plaintiffs had not introduced sufficient evidence to support their claims. The deadline for plaintiffs to appeal has not yet expired. In addition, in May 2002, a mistrial was declared in a case brought by a flight attendant claiming personal injuries allegedly caused by ETS, and the case was subsequently dismissed. In 2001, a mistrial was declared in New York in an asbestos contribution case, and plaintiffs subsequently voluntarily dismissed the case. The chart below lists the verdicts and post-trial developments in the ten cases that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	In December 2002, the trial court reduced the punitive damages award to $28 million; PM USA and plaintiff have filed notices of appeal.

June 2002	Florida/French	Flight Attendant ETS Litigation	$5.5 million in compensatory damages against all defendants, including PM USA.	In September 2002, the court reduced the damages award to $500,000; plaintiff and defendants have appealed.

June 2002	Florida/Lukacs	Individual Smoking and Health	$37.5 million in compensatory damages against all defendants, including PM USA.	Defendants have filed post-trial motions challenging the verdict.

March 2002	Oregon/Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.

In May 2002, the trial court reduced the punitive damages award to $100 million, and in July 2002, the trial court denied PM USA’s post-trial motions challenging the verdict. PM USA and plaintiff have appealed.

June 2001	California/Boeken	Individual Smoking and Health	$5.5 million in compensatory damages, and $3 billion in punitive damages against PM USA.	In August 2001, the trial court reduced the punitive damages award to $100 million; PM USA and plaintiff have appealed.

June 2001	New York/ Empire Blue Cross and Blue Shield	Health Care Cost Recovery	$17.8 million in compensatory damages against all defendants, including $6.8 million against PM USA.	In February 2002, the trial court awarded plaintiffs $38 million in attorneys’ fees. Defendants have appealed.

July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.	See “Engle Class Action,” below.

March 2000	California/Whitely	Individual Smoking and Health	$1.72 million in compensatory damages against PM USA and another defendant, and $10 million in punitive damages against PM USA and $10 million in punitive damages against the other defendant.	Defendants have appealed.

March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.

The trial court reduced the punitive damages award to $32 million, and PM USA appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. The Oregon Supreme Court refused to hear PM USA’s appeal in December 2002. PM USA will petition the United States Supreme Court for further review. In view of these developments, although PM USA intends to continue to defend this case vigorously, it has recorded a provision of $32 million in the consolidated financial statements as its best estimate of the probable loss in this case.

February 1999	California/Henley	Individual Smoking and Health	$1.5 million in compensatory damages and $50 million in punitive damages against PM USA.

The trial court reduced the punitive damages award to $25 million and PM USA appealed. In November 2001, a California District Court of Appeals affirmed the trial court’s ruling, and PM USA appealed to the California Supreme Court. In October 2002, the California Supreme Court vacated the decision of the District Court of Appeals and remanded the case back to the District Court of Appeals for further consideration.

With respect to certain adverse verdicts currently on appeal, excluding amounts relating to the Engle case, PM USA has posted various forms of security totaling $324 million to obtain stays of judgments pending appeals.

In addition, since January 1999, jury verdicts have been returned in 13 tobacco-related cases in which neither ALG nor any of its subsidiaries were defendants. Verdicts in favor of defendants were returned in eight of the 13 cases in cases tried in Connecticut, Texas, South Carolina, Mississippi, Louisiana, Missouri and Tennessee (2). Plaintiffs’ appeal is pending in Mississippi. Verdicts in favor of plaintiffs were returned in 5 of the 13 cases in cases tried in Australia, Kansas, Florida (2) and Puerto Rico. Defendants’ appeals or post-trial motions are pending. In December 2002, the appellate court reversed the ruling in favor of plaintiff in the case in Australia. In October 2002, the court granted defendants’ motion for a new trial in the case in Puerto Rico. In addition, in a case in France the trial court found in favor of plaintiff; however, the appellate court reversed the trial court’s ruling and dismissed plaintiff’s claim.

•          Engle Class Action: Verdicts have been returned and judgment has been entered against PM USA and other defendants in the first two phases of this three-phase smoking and health class action trial in Florida. The class consists of all Florida residents and citizens, and their survivors, “who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine.”

In July 1999, the jury returned a verdict against defendants in phase one of the trial concerning certain issues determined by the trial court to be “common” to the causes of action of the plaintiff class. Among other things, the jury found that smoking cigarettes causes 20 diseases or medical conditions, that cigarettes are addictive or dependence-producing, defective and unreasonably dangerous, that defendants made materially false statements with the intention of misleading smokers, that defendants concealed or omitted material information concerning the health effects and/or the addictive nature of smoking cigarettes, and that defendants were negligent and engaged in extreme and outrageous conduct or acted with reckless disregard with the intent to inflict emotional distress.

During phase two of the trial, the claims of three of the named plaintiffs were adjudicated in a consolidated trial before the same jury that returned the verdict in phase one. In April 2000, the jury determined liability against the defendants and awarded $12.7 million in compensatory damages to the three named plaintiffs.

In July 2000, the same jury returned a verdict assessing punitive damages on a lump sum basis for the entire class totaling approximately $145 billion against the various defendants in the case, including approximately $74 billion severally against PM USA. PM USA believes that the punitive damages award was determined improperly and that it should ultimately be set aside on any one of numerous grounds. Included among these grounds are the following: under applicable law, (i) defendants are entitled to have liability and damages for each plaintiff tried by the same jury, an impossibility due to the jury’s dismissal; (ii) punitive damages cannot be assessed before the jury determines entitlement to, and the amount of, compensatory damages for all class members; (iii) punitive damages must bear a reasonable relationship to compensatory damages, a determination that cannot be made before compensatory damages are assessed for all class members; and (iv) punitive damages can “punish” but cannot “destroy” the defendant. In March 2000, at the request of the Florida legislature, the Attorney General of Florida issued an advisory legal opinion stating that “Florida law is clear that compensatory damages must be determined prior to an award of punitive damages” in cases such as Engle. As noted above, compensatory damages for all but three members of the class have not been determined.

Following the verdict in the second phase of the trial, the jury was dismissed, notwithstanding that liability and compensatory damages for all but three class members have not yet been determined. According to the trial plan, phase three of the trial will address other class members’ claims, including issues of specific causation, reliance, affirmative defenses and other individual-specific issues regarding entitlement to damages, in individual trials before separate juries.

It is unclear how the trial plan will be further implemented. The trial plan provides that the punitive damages award should be standard as to each class member and acknowledges that the actual size of the class will not be known until the last class member’s case has withstood appeal, i.e., the punitive damages amount would be divided equally among those plaintiffs who, in addition to the successful phase two plaintiffs, are ultimately successful in phase three of the trial and in any appeal.

Following the jury’s punitive damages verdict in July 2000, defendants removed the case to federal district court following the intervention application of a union health fund that raised federal issues in the case. In November 2000, the federal district court remanded the case to state court on the grounds that the removal was premature.

The trial judge in the state court, without a hearing, then immediately denied the defendants’ post-trial motions and entered judgment on the compensatory and punitive damages awarded by the jury. PM USA and ALG believe that the entry of judgment by the trial court is unconstitutional and violates Florida law. PM USA has filed an appeal with respect to the entry of judgment, class certification and numerous other reversible errors that have occurred during the trial. PM USA has also posted a $100 million bond to stay execution of the judgment with respect to the $74 billion in punitive damages that has been awarded against it. The bond was posted pursuant to legislation that was enacted in Florida in May 2000 that limits the size of the bond that must be posted in order to stay execution of a judgment for punitive damages in a certified class action to no more than $100 million, regardless of the amount of punitive damages (“bond cap legislation”).

Plaintiffs had previously indicated that they believe the bond cap legislation is unconstitutional and might seek to challenge the $100 million bond. If the bond were found to be invalid, it would be commercially impossible for PM USA to post a bond in the full amount of the judgment and, absent appellate relief, PM USA would not be able to stay any attempted execution of the judgment in Florida. PM USA and ALG will take all appropriate steps to seek to prevent this worst-case scenario from occurring. In May 2001, the trial court approved a stipulation (the “Stipulation”) among PM USA, certain other defendants, plaintiffs and the plaintiff class that provides that execution or enforcement of the punitive damages component of the Engle judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the Stipulation and in addition to the $100 million bond it previously posted, PM USA placed $1.2 billion into an interest-bearing escrow account for the benefit of the Engle class. Should PM USA prevail in its appeal of the case, both amounts are to be returned to PM USA. PM USA also placed an additional

$500 million into a separate interest-bearing escrow account for the benefit of the Engle class. If PM USA prevails in its appeal, this amount will be paid to the court, and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. In connection with the Stipulation, ALG recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001.

PM USA and ALG remain of the view that the Engle case should not have been certified as a class action. The certification is inconsistent with the overwhelming majority of federal and state court decisions that have held that mass smoking and health claims are inappropriate for class treatment. PM USA has filed an appeal challenging the class certification and the compensatory and punitive damages awards, as well as numerous other reversible errors that it believes occurred during the trial to date. The appellate court heard oral argument on defendants’ appeals in November 2002.

Smoking and Health Litigation

Plaintiffs’ allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state RICO statutes. In certain of these cases, plaintiffs claim that cigarette smoking exacerbated the injuries caused by their exposure to asbestos. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act. In May 1996, the United States Court of Appeals for the Fifth Circuit held in the Castano case that a class consisting of all “addicted” smokers nationwide did not meet the standards and requirements of the federal rules governing class actions. Since this class decertification, lawyers for plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise “addiction” claims and, in many cases, claims of physical injury as well. As of December 31, 2002, smoking and health putative class actions were pending in Alabama, Florida, Illinois, Louisiana, Missouri, Nevada, New Jersey, Oregon, Utah, West Virginia and the District of Columbia, as well as in Brazil, Canada, Israel and Spain. Class certification has been denied or reversed by courts in 29 smoking and health class actions involving PM USA in Arkansas, the District of Columbia, Illinois (2), Iowa, Kansas, Louisiana, Maryland, Michigan, Minnesota, Nevada (4), New Jersey (6), New York (2), Ohio, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Texas and Wisconsin, while classes remain certified in the Engle case in Florida (discussed above) and a case in Louisiana in which plaintiffs seek the creation of funds to pay for medical monitoring and smoking cessation programs for class members. In May 1999, the United States Supreme Court declined to review the decision of the United States Court of Appeals for the Third Circuit affirming a lower court’s decertification of a class. In November 2001, in the first medical monitoring class action case to go to trial, a West Virginia jury returned a verdict in favor of all defendants, including PM USA, and plaintiffs have appealed.

Health Care Cost Recovery Litigation

•          Overview: In certain pending proceedings, domestic and foreign governmental entities and non-governmental plaintiffs, including union health and welfare funds (“unions”), Native American tribes, insurers and self-insurers such as Blue Cross and Blue Shield plans, hospitals, taxpayers and others, are seeking reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees. Certain of the health care cost recovery cases purport to be brought on behalf of a class of plaintiffs.

The claims asserted in the health care cost recovery actions include the equitable claim that the tobacco industry was “unjustly enriched” by plaintiffs’ payment of health care costs allegedly attributable to smoking, the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state RICO statutes.

Defenses raised include lack of proximate cause, remoteness of injury, failure to state a valid claim, lack of benefit, adequate remedy at law, “unclean hands” (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), lack of antitrust standing and injury, federal preemption, lack of statutory authority to bring suit, and statutes of limitations. In addition, defendants argue that they should be entitled to “set off” any alleged damages to the extent the plaintiff benefits economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer) can seek recovery of health care costs from a third party solely by “standing in the shoes” of the injured party. Defendants argue that plaintiffs should be required to bring any actions as subrogees of individual health care recipients and should be subject to all defenses available against the injured party.

Although there have been some decisions to the contrary, most courts that have decided motions in these cases have dismissed all or most of the claims against the industry. In addition, eight federal circuit courts of appeals, the Second, Third, Fifth, Seventh, Eighth, Ninth, Eleventh and District of Columbia circuits, as well as California, Florida and Tennessee intermediate appellate courts, relying primarily on grounds that plaintiffs’ claims were too remote, have affirmed dismissals of, or reversed trial courts that had refused to dismiss, health care cost recovery actions. The United States Supreme Court has refused to consider plaintiffs’ appeals from the cases decided by the courts of appeals for the Second, Third, Fifth, Ninth and District of Columbia circuits. As of December 31, 2002, there were an estimated 41 health care cost recovery cases pending in the United States against PM USA, and in some instances, ALG, including the case filed by the United States government, which is discussed below under “Federal Government’s Lawsuit.” The cases brought in the United States include actions brought by Belize, Bolivia, Ecuador, Guatemala, Honduras, Nicaragua, the Province of Ontario, Canada, Panama, the Russian Federation, Tajikistan, Ukraine, Venezuela, 11 Brazilian states and 11 Brazilian cities. The actions brought by Belize, Bolivia, Ecuador, Guatemala, Honduras, Nicaragua, the Province of Ontario, Panama, the Russian Federation, Tajikistan, Ukraine, Venezuela, 10 Brazilian states and 11 Brazilian cities were consolidated for pre-trial purposes and transferred to the United States District Court for the District of Columbia. The district court dismissed the cases brought by Guatemala, Nicaragua, Ukraine and the Province of Ontario, and the dismissals are now final. The district court has remanded to state courts the remaining cases, except for the cases brought by Bolivia and Panama. Subsequent to remand, the Ecuador case was voluntarily dismissed. In November 2001, the cases brought by Venezuela and the Brazilian state of Espirito Santo were dismissed by the state court, and Venezuela appealed. In September 2002, the appellate court affirmed the dismissal of the case brought by Venezuela, and Venezuela has petitioned the state supreme court for further review. In addition to cases brought in the United States, health care cost recovery actions have also been brought in Israel, the Marshall Islands (dismissed), the Province of British Columbia, Canada, France and Spain (dismissed for lack of jurisdiction; appeal pending), and other entities have stated that they are considering filing such actions.

In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In June 2001, a New York jury returned a verdict awarding $6.83 million in compensatory damages against PM USA and a total of $11 million against four other defendants in a health care cost recovery action brought by a Blue Cross and Blue Shield plan. In February 2002, the court awarded plaintiff approximately $38 million for attorneys’ fees. Defendants, including PM USA, have appealed.

•          Settlements of Health Care Cost Recovery Litigation: In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). The MSA has received final judicial approval in all 52 settling jurisdictions. The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2002, $11.3 billion; 2003, $10.9 billion; 2004 through 2007, $8.4 billion each year; and, thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, as well as additional annual payments of $250 million through 2003. These payment obligations are the several and not joint obligations of each settling defendant. PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portions of ongoing settlement payments as part of cost of sales as product is shipped.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM USA, and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (2002 through 2008, $500 million each year; 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer’s relative market share. PM USA records its portion of these payments as part of cost of sales as product is shipped.

The State Settlement Agreements have materially adversely affected the volumes of PM USA and may adversely affect future volumes. ALG believes that they may also materially adversely affect the results of operations, cash flows or financial position of PM USA and Altria Group, Inc. in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in United States cigarette sales in the premium and discount segments, PM USA’s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements.

Certain litigation, described below, has arisen challenging the validity of the MSA and alleging violations of antitrust laws.

As of December 31, 2002, two suits challenging the validity of the MSA were pending against PM USA. Plaintiffs in these cases allege that by entering into the MSA, defendants violated plaintiffs’ constitutional rights and antitrust laws. In addition, since December 2000, cases have been filed in Pennsylvania and Missouri against governmental entities alleging that enforcement of the MSA is unconstitutional and violates antitrust laws; neither PM USA nor ALG is a party to these suits.

•          Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers and others, including PM USA and ALG, asserting claims under three federal statutes, the Medical Care Recovery Act (“MCRA”), the Medicare Secondary Payer (“MSP”) provisions of the Social Security Act and the Racketeer Influenced and Corrupt Organizations Act (“RICO”). The lawsuit seeks to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleges that such costs total more than $20 billion annually. It also seeks various types of what it alleges to be equitable and declaratory relief, including disgorgement, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. PM USA and ALG moved to dismiss this lawsuit on numerous grounds, including that the statutes invoked by the government do not provide a basis for the relief sought. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under RICO. In October 2000, the government moved for reconsideration of the trial court’s order to the extent that it dismissed the MCRA claims for health care costs paid pursuant to government health benefit programs other than Medicare and the Federal Employees Health Benefits Act. In February 2001, the government filed an amended complaint attempting to replead the MSP claims. In July 2001, the court denied the government’s motion for reconsideration of the dismissal of the MCRA claims and dismissed the government’s amended MSP claims. Trial of the case is currently scheduled for September 2004.

Certain Other Tobacco-Related Litigation

•          Lights/Ultra Lights Cases: As of December 31, 2002, there were 13 putative class actions pending against PM USA and, in some instances, ALG in California, Florida, Illinois, Massachusetts, Minnesota, Missouri, New Hampshire (2), Ohio (2), Oregon, Tennessee and West Virginia on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Plaintiffs in these cases allege, among other things, that the use of the terms “Lights” and/or “Ultra Lights” constitutes deceptive and unfair trade practices, and seek injunctive and equitable relief, including restitution and, in certain cases, plaintiffs also seek punitive damages. Classes have been certified in Illinois, Massachusetts and Florida. Trial is currently underway in the Illinois case. Trial in one of the Ohio cases is scheduled for August 2003.

•          Cigarette Contraband Cases: As of December 31, 2002, the European Community and ten member states, various Departments of Colombia, Ecuador, Belize and Honduras had filed suits in the United States against ALG and certain of its subsidiaries, including PM USA and PMI, and other cigarette manufacturers and their affiliates, alleging that defendants sold to distributors cigarettes that would be illegally imported into various jurisdictions. The claims asserted in these cases include negligence, negligent misrepresentation, fraud, unjust enrichment, violations of RICO and its state-law equivalents and conspiracy. Plaintiffs in these cases seek actual damages, treble damages and undisclosed injunctive relief. In February 2002, the courts granted defendants’ motions to dismiss all of the actions. In the Colombia and European Community actions, however, the RICO and fraud claims predicated on allegations of money laundering claims were dismissed without prejudice. Plaintiffs in each of the cases have appealed. In October 2001, the United States Court of Appeals for the Second Circuit affirmed the dismissal of a cigarette contraband case filed against another cigarette manufacturer. Plaintiff in that case petitioned the United States Supreme Court for further review, and in October 2002, the Supreme Court denied plaintiff’s petition.

•          Asbestos Contribution Cases: As of December 31, 2002, an estimated eight suits were pending on behalf of former asbestos manufacturers and affiliated entities against domestic tobacco manufacturers, including PM USA. These cases seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Plaintiffs in most of these cases also seek punitive damages.

•          Retail Leaders Case: Three domestic tobacco manufacturers filed suit against PM USA seeking to enjoin the PM USA “Retail Leaders” program that became available to retailers in October 1998. The complaint alleged that this retail merchandising program is exclusionary, creates an unreasonable restraint of trade and constitutes unlawful monopolization. In addition to an injunction, plaintiffs sought unspecified treble damages, attorneys’ fees, costs and interest. In May 2002, the court granted PM USA’s motion for summary judgment and dismissed all of plaintiffs’ claims with prejudice. Plaintiffs have appealed.

•          Vending Machine Case: Plaintiffs, who began their case as a purported nationwide class of cigarette vending machine operators, allege that PM USA has violated the Robinson-Patman Act in connection with its promotional and merchandising programs available to retail stores and not available to cigarette vending machine operators. The initial complaint was amended to bring the total number of plaintiffs to 211, but by stipulated orders, all claims were stayed, except those of ten plaintiffs that proceeded to pre-trial discovery. Plaintiffs request actual damages, treble damages, injunctive relief, attorneys’ fees and costs, and other unspecified relief. In June 1999, the court denied plaintiffs’ motion for a preliminary injunction. Plaintiffs have withdrawn their request for class action status. In August 2001, the court granted PM USA’s motion for summary judgment and dismissed, with prejudice, the claims of the ten plaintiffs. In October 2001, the court certified its decision for appeal to the United States Court of Appeals for the Sixth Circuit following the stipulation of all plaintiffs that the district court’s dismissal would, if affirmed, be binding on all plaintiffs.

•          Tobacco Price Cases: As of December 31, 2002, there were 39 putative class actions pending against PM USA and other domestic tobacco manufacturers, as well as, in certain instances, ALG and PMI, alleging that defendants conspired to fix cigarette prices in violation of antitrust laws. Seven of the putative class actions were filed in various federal district courts by direct purchasers of tobacco products, and the remaining 32 were filed in 14 states and the District of Columbia by retail purchasers of tobacco products. In November 2001, plaintiffs’ motion for class certification was granted in a case pending in state court in Kansas, and trial in this case is scheduled for September 2003. In November 2001, plaintiffs’ motion for class certification was denied in a case pending in state court in Minnesota. In June 2002, plaintiffs’ motion for class certification was denied in a case pending in the State of Michigan. Plaintiffs’ motion for reconsideration of this ruling was denied. Defendants’ motions for summary judgment are pending. In May 2002, the Arizona Court of Appeals reversed the trial court’s decision to dismiss an action. Defendants appealed to the Arizona Supreme Court, which has accepted defendants’ appeal. The seven federal class actions were consolidated in the United States District Court for the Northern District of Georgia, and, in July 2002, the court granted defendants’ motion for summary judgment dismissing the case in its entirety. Plaintiffs have appealed.

•          Cases Under the California Business and Professions Code: In June 1997 and July 1998, two suits were filed in California courts alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs’ claims that defendants violated sections 17200 and/or 17500 of California Business and Professions Code pursuant to which plaintiffs allege that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2002, the court granted defendants’ motions for summary judgment as to all claims in one of the cases; in November 2002, the court confirmed its earlier rulings granting defendants’ motions for summary judgment. Plaintiffs have appealed. Trial in the other case is scheduled for May 2003.

•          Tobacco Growers’ Case: In February 2000, a suit was filed on behalf of a purported class of tobacco growers and quota-holders, and amended complaints were filed in May 2000 and in August 2000. The second amended complaint alleges that defendants, including PM USA, violated antitrust laws by bid-rigging and allocating purchases at tobacco auctions and by conspiring to undermine the tobacco quota and price-support program administered by the federal government. In October 2000, defendants filed motions to dismiss the amended complaint and to transfer the case, and plaintiffs filed a motion for class certification. In November 2000, the court granted defendants’ motion to transfer the case to the United States District Court for the Middle District of North Carolina. In December 2000, plaintiffs served a motion for leave to file a third amended complaint to add tobacco leaf buyers as defendants. This motion was granted, and the additional parties were served in February 2001. In March 2001, the leaf buyer defendants filed a motion to dismiss the case. In July 2001, the court denied the manufacturer and leaf buyer defendants’ motions to dismiss the case, and in April 2002 granted plaintiffs’ motion for class certification. Defendants’ petition for interlocutory review of the class certification order was denied in June 2002. Trial is scheduled for April 2004.

•          Consolidated Putative Punitive Damages Cases: In September 2000, a putative class action was filed in the federal district court in the Eastern District of New York that purported to consolidate punitive damages claims in ten tobacco-related actions then pending in federal district courts in New York and Pennsylvania. In July 2002, plaintiffs filed an amended consolidated class action complaint and a motion seeking certification of a punitive damages class of persons residing in the United States who smoke or smoked defendants’ cigarettes, and who have been diagnosed by a physician with an enumerated disease from April 1993 through the date notice of the certification of this class is disseminated. The following persons are excluded from the class: (1) those who have obtained judgments or settlements against any defendants; (2) those against whom any defendant has obtained judgment; (3) persons who are part of the certified Engle class; (4) persons who should have reasonably realized that they had an enumerated disease prior to April 9, 1993; and (5) those whose diagnosis or reasonable basis for knowledge predates their use of tobacco. In September 2002, the court granted plaintiffs’ motion for class certification, and defendants have petitioned the United States Court of Appeals for the Second Circuit for review of the trial court’s ruling. Trial of the case, which was previously scheduled for January 2003, has been stayed pending resolution of defendants’ petition to the Second Circuit.

Certain Other Actions

•          National Cheese Exchange Cases: Since 1996, seven putative class actions have been filed by various dairy farmers alleging that Kraft and others engaged in a conspiracy to fix and depress the prices of bulk cheese and milk through their trading activity on the National Cheese Exchange. Plaintiffs seek injunctive and equitable relief and unspecified treble damages. Plaintiffs voluntarily dismissed two of the actions after class certification was denied. Three cases were consolidated in state court in Wisconsin, and in November 1999, the court granted Kraft’s motion for summary judgment. In June 2001, the Wisconsin Court of Appeals affirmed the trial court’s ruling dismissing the cases. In April 2002, the Wisconsin Supreme Court affirmed the intermediate appellate court’s ruling, and plaintiffs have petitioned the United States Supreme Court for further review. In December 2002, the Supreme Court denied plaintiffs’ petition. In April 2002, Kraft’s motion for summary judgment dismissing the case was granted in a case pending in the United States District Court for the Central District of California. In June 2002, the parties settled this dispute on an individual (non-class) basis, and plaintiffs dismissed their appeal. A case in Illinois state court has been settled and dismissed. No cases remain pending at this time.

•          Italian Tax Matters: Two hundred tax assessments, including nine assessments for 1996 that were served in December 2002, that allege nonpayment of taxes in Italy (value-added taxes for the years 1988 to 1996 and income taxes for the years 1987 to 1996) have been served upon certain affiliates of ALG. The aggregate amount of alleged unpaid taxes assessed to date is the euro equivalent of $2.5 billion. In addition, the euro equivalent of $4.1 billion in interest and penalties has been assessed. ALG anticipates that value-added and income tax assessments may also be received with respect to subsequent years. All of the assessments are being vigorously contested. To date, the Italian administrative tax court in Milan has overturned 188 of the assessments, and the tax authorities have appealed to the regional appellate court in Milan. To date, the regional appellate court has rejected 81 of the appeals filed by the tax authorities. The tax authorities have appealed 45 of the 81 decisions of the regional appellate court to the Italian Supreme Court, and a hearing on these cases was held in December 2001. Six of the 81 decisions were not appealed and are now final. In March, May and July 2002, the Italian Supreme Court issued its decisions in 43 of the 45 appeals. The Italian Supreme Court rejected 12 of the 45 appeals and these 12 cases are now final. The Italian Supreme Court vacated the decisions of the regional appellate court in 31 of the cases and remanded these cases back to the regional appellate court for further hearings on the merits. Two decisions have not been issued. In a separate proceeding in October 1997, a Naples court dismissed charges of criminal association against certain present and former officers and directors of affiliates of ALG, but permitted tax evasion and related charges to remain pending. In February 1998, the criminal court in Naples determined that jurisdiction was not proper, and the case file was transmitted to the public prosecutor in Milan. In March 2002, after the Milan prosecutor’s investigation into the matter, these present and former officers and directors received notices that an initial hearing would take place in June 2002 at which time the “preliminary judge” hearing the case would evaluate whether the Milan prosecutor’s charges should be sent to a criminal judge for a full trial. At the June 2002 hearing, the “preliminary judge” ruled that there was no legal basis for the prosecutor’s charges and acquitted all of the defendants; the prosecutor has appealed. ALG, its affiliates and the officers and directors who are subject to the proceedings believe they have complied with applicable Italian tax laws and are vigorously contesting the pending assessments and proceedings.

It is not possible to predict the outcome of the litigation pending against ALG and its subsidiaries. Litigation is subject to many uncertainties. Unfavorable verdicts awarding compensatory and/or punitive damages against PM USA have been returned in the Engle smoking and health class action, several individual smoking and health cases, a flight attendant ETS lawsuit, and a health care cost recovery case and are being appealed. It is possible that there could be further adverse developments in these cases and that additional cases could be decided unfavorably. An unfavorable outcome or settlement of a pending tobacco-related litigation could encourage the commencement of additional litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed elsewhere in this Note 18: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related litigation; (ii) management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

The present legislative and litigation environment is substantially uncertain, and it is possible that the business and volume of ALG’s subsidiaries, as well as Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into discussions in an attempt to settle particular cases if they believe it is in the best interests of ALG’s stockholders to do so.

Guarantees

At December 31, 2002, Altria Group, Inc.’s third-party guarantees, which are primarily derived from acquisition and divestiture activities, approximated $255 million, of which $210 million have no expiration dates. The remainder expire through 2012, with $12 million expiring in 2003. Altria Group, Inc. is required to perform under these guarantees in the event that a third-party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has recorded a liability of $86 million at December 31, 2002 relating to these guarantees.

Note 19.
Quarterly Financial Data (Unaudited):

(in millions, except per share data)	2002 Quarters

	1st	2nd	3rd	4th

Net revenues	$20,535	$21,103	$19,996	$18,774

Gross profit	$7,428	$8,019	$7,564	$6,423

Net earnings	$2,365	$2,610	$4,359	$1,768

Per share data:
Basic EPS	$1.10	$1.22	$2.07	$0.86

Diluted EPS	$1.09	$1.21	$2.06	$0.85

Dividends declared	$0.58	$0.58	$0.64	$0.64

Market price — high	$54.48	$57.79	$52.00	$44.09
— low	$45.40	$42.24	$37.52	$35.40

(in millions, except per share data)	2001 Quarters

	1st	2nd	3rd	4th

Net revenues	$19,959	$20,789	$20,249	$19,882

Gross profit	$7,156	$7,651	$7,600	$7,363

Earnings before cumulative effect of accounting change	$1,786	$2,288	$2,328	$2,164
Cumulative effect of accounting change	(6)

Net earnings	$1,780	$2,288	$2,328	$2,164

Per share data:
Basic EPS	$0.81	$1.04	$1.07	$1.00

Diluted EPS	$0.80	$1.03	$1.06	$0.99

Dividends declared	$0.53	$0.53	$0.58	$0.58

Market price — high	$52.04	$53.88	$49.76	$51.72
— low	$38.75	$44.00	$43.00	$44.70

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2002 and 2001, Altria Group, Inc. recorded the following pre-tax charges or (gains):

(in millions)	2002 Quarters

	1st	2nd	3rd	4th

Separation programs and asset impairments	$165	$25	$33
Gain on Miller transaction			(2,653)	$22
Integration costs and a loss on sale of a food factory	27	92		(8)
Provision for airline industry exposure				290
Gains on sales of businesses		(3)		(77)

	$192	$114	$(2,620)	$227

(in millions)	2001 Quarters

	1st	2nd	3rd	4th

Litigation related expense	$500
Gain on sale of a business		$(8)
Integration costs and a loss on sale of a food factory	29		$37	$16
Contract brewing agreement			19

	$529	$(8)	$56	$16

The principal stock exchange, on which Altria Group, Inc.’s common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2003, there were approximately 129,700 holders of record of Altria Group, Inc.’s common stock.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the consolidated financial position of Altria Group, Inc. (formerly known as Philip Morris Companies Inc.) and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Altria Group, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, Altria Group, Inc. adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers LLP

New York, New York
January 27, 2003

Company Report on Financial Statements

The consolidated financial statements and all related financial information herein are the responsibility of Altria Group, Inc. and its subsidiaries (“Altria Group, Inc.”). The financial statements, which include amounts based on judgments, have been prepared in accordance with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the financial statements.

Altria Group, Inc. maintains a system of internal controls that, it believes, provide reasonable assurance that transactions are executed in accordance with management’s authorization and properly recorded, that assets are safeguarded, and that accountability for assets is maintained. The system of internal controls is characterized by a control-oriented environment within Altria Group, Inc., which includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

PricewaterhouseCoopers LLP, independent accountants, have audited and reported on Altria Group, Inc.’s consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

The Audit Committee of the Board of Directors, composed of six non-management directors, meets periodically with PricewaterhouseCoopers LLP, Altria Group, Inc.’s internal auditors and management representatives to review internal accounting controls, auditing and financial reporting matters. Both PricewaterhouseCoopers LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with it without management representatives being present.