Form 10-K, Exhibit 13
period 2003-12-31
ALTRIA GROUP INC
filed 2004-03-12
CIK 764180

Exhibit 13

[Altria mosaic logo] Altria

Financial Review

Financial Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	page 18

Selected Financial Data — Five-Year Review	page 39

Consolidated Balance Sheets	page 40

Consolidated Statements of Earnings	page 42

Consolidated Statements of Stockholders’ Equity	page 43

Consolidated Statements of Cash Flows	page 44

Notes to Consolidated Financial Statements	page 46

Report of Independent Auditors	page 74

Company Report on Financial Statements	page 74

Guide to Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Benefit Plans
Note 15 includes a discussion of pension plans	page 58

Contingencies
Note 18 includes a discussion of litigation	page 64

Finance Assets, net
Note 7 includes a discussion of leasing activities	page 50

Segment Reporting
Note 14	page 56

Stock Plans
Note 11 includes a discussion of stock compensation	page 54

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

Altria Group, Inc. (“ALG”), through its wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and its majority-owned (84.6%) subsidiary, Kraft Foods Inc. (“Kraft”), is engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, is primarily engaged in leasing activities. ALG’s former wholly-owned subsidiary, Miller Brewing Company (“Miller”), was merged into South African Breweries plc (“SAB”) on July 9, 2002 (see Note 3 to the consolidated financial statements). Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies and the term “ALG” refers solely to the parent company. ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

•        Consolidated Operating Results — The change in Altria Group, Inc.’s net earnings and diluted earnings per share (“EPS”) for the year ended December 31, 2003 from the year ended December 31, 2002 was due primarily to the following (in millions, except per share data):

	Net Earnings	Diluted EPS
For the year ended December 31, 2002	$11,102	$5.21
2002 Gain on Miller Brewing Company transaction	(1,697)	(0.81)
2002 Gains on sales of businesses	(44)	(0.02)
2002 Provision for airline industry exposure	187	0.09
2002 Asset impairment, exit and integration costs	189	0.10

Subtotal 2002 items	(1,365)	(0.64)
2003 Domestic tobacco legal settlement	(132)	(0.06)
2003 Domestic tobacco headquarters relocation charges	(45)	(0.02)
2003 Gains on sales of businesses	17	0.01
2003 Asset impairment, exit and integration costs	(48)	(0.03)

Subtotal 2003 items	(208)	(0.10)
Currency	363	0.17
Lower effective tax rate	90	0.04
Lower shares outstanding		0.20
Operations	(778)	(0.36)

For the year ended December 31, 2003	$9,204	$4.52

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

The favorable currency impact on earnings is due primarily to the weakness of the U.S. dollar versus the euro.

During 2003, the effective tax rate decreased by 0.6 percentage points to 34.9% reflecting favorable state tax rulings and the mix of foreign versus domestic pre-tax earnings.

Lower shares outstanding during 2003 reflect the impact of share repurchases during 2002 and the first quarter of 2003.

The decrease in results from operations was due primarily to the following:

•	Lower domestic tobacco income reflecting PM USA’s programs to narrow price gaps with competition and enhance its selling and promotional programs. The programs had their intended effect as PM USA’s retail share of the market increased sequentially during the year.

•	Lower North American food income reflecting higher commodity and benefit costs, increased promotional programs and unfavorable volume/mix.

•	Lower international food income reflecting higher benefit costs and unfavorable volume/mix reflecting the impact of an unusually hot summer in Europe on confectionery and coffee.

Partially offset by:

•	Higher pricing in PMI.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

•        Liquidity — Following a $10.1 billion judgment against PM USA in the Price case, the major rating agencies reduced ALG’s credit ratings in March 2003, temporarily eliminating its access to the commercial paper market. This lack of borrowing flexibility resulted in borrowings against ALG’s revolving credit agreements and the maintenance of higher cash balances. Following the actions of the credit rating agencies, ALG suspended its repurchase of common stock. Beginning in November 2003, ALG regained limited access to the commercial paper market. For further details, see the Debt and Liquidity section of the following Discussion and Analysis.

•        2004 Projected Results — In January 2004, Altria Group, Inc. announced that it expects projected 2004 full-year diluted EPS in a range of $4.57 to $4.67, including anticipated charges of $0.23 for costs related to a restructuring at Kraft and the relocation of PM USA’s headquarters from New York City to Richmond, Virginia. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this projection.

Exhibit 13

Discussion and Analysis

Critical Accounting Policies

Note 2 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements. In most instances, Altria Group, Inc. must use an accounting policy or method because it is the only policy or method permitted under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements includes the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. If actual amounts are ultimately different from previous estimates, the revisions are included in Altria Group, Inc.’s consolidated results of operations for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between Altria Group, Inc.’s estimates and actual amounts in any year, have not had a significant impact on its consolidated financial statements.

The selection and disclosure of Altria Group, Inc.’s critical accounting policies and estimates have been discussed with Altria Group, Inc.’s Audit Committee. The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements:

•        Revenue Recognition— As required by U.S. GAAP, Altria Group, Inc.’s consumer products businesses recognize revenues, net of sales incentives, and including shipping and handling charges billed to customers, upon shipment of goods when title and risk of loss pass to customers. ALG’s tobacco subsidiaries also include excise taxes billed to customers in revenues. Shipping and handling costs paid by ALG’s subsidiaries are classified as part of cost of sales.

•        Depreciation and Amortization — Altria Group, Inc. depreciates property, plant and equipment and amortizes its definite life intangible assets using straight-line methods over the estimated useful lives of the assets. As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, Altria Group, Inc. adopted the provisions of a new accounting standard and as a result, stopped recording the amortization of goodwill and indefinite life intangible assets as a charge to earnings as of January 1, 2002.

•        Marketing and Advertising Costs — As required by U.S. GAAP, Altria Group, Inc. records marketing costs as an expense in the year to which such costs relate. Altria Group, Inc. does not defer amounts on its year-end consolidated balance sheets with respect to marketing costs. Altria Group, Inc. expenses advertising costs in the year incurred. Consumer incentive and trade promotion costs are recorded as a reduction of revenues in the year in which these programs are offered, based on estimates of utilization and redemption rates that are developed from historical information.

•        Contingencies — As discussed in Note 18 to the consolidated financial statements (“Note 18”), legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against ALG, its subsidiaries and affiliates, including PM USA and PMI, as well as their respective indemnitees. In 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped. During the years ended December 31, 2003, 2002 and 2001, PM USA recorded expenses of $4.4 billion, $5.3 billion and $5.9 billion, respectively, as part of cost of sales for the payments under the State Settlement Agreements and to fund the trust for tobacco growers and quota-holders.

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

•        Employee Benefit Plans — As discussed in Note 15. Benefit Plans (“Note 15”) of the notes to the consolidated financial statements, Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by U.S. GAAP, the effect of the modifications is generally amortized over future periods. Altria Group, Inc. believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 15, are reasonable based on advice from its actuaries.

Exhibit 13

In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act establishes a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

In January 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). Altria Group, Inc. has elected to defer accounting for the effects of the Act, as permitted by FSP 106-1. Therefore, in accordance with FSP 106-1, Altria Group, Inc.’s accumulated postretirement benefit obligation and net postretirement health care costs included in the consolidated financial statements and accompanying notes do not reflect the effects of the Act on the plans. Specific authoritative guidance on the accounting for the federal subsidy is pending; however, the new accounting is expected to result in lower expense.

At December 31, 2003, for its U.S. pension and postretirement plans, Altria Group, Inc. reduced its discount rate assumption to 6.25% and increased its health care cost trend rate assumption. Altria Group, Inc.’s long-term rate of return assumption remains at 9.0% based on the investment of its pension assets primarily in U.S. equity securities. A fifty basis point decline in Altria Group, Inc.’s discount rate would increase Altria Group, Inc.’s pension and postretirement expense by approximately $102 million, while a fifty basis point increase in the discount rate would decrease pension and postretirement expense by approximately $91 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.’s pension expense by approximately $51 million. See Note 15 for a sensitivity discussion of the assumed health care cost trend rates.

•        Income Taxes — Altria Group, Inc. accounts for income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The provision for income taxes is based on domestic and international statutory income tax rates and tax planning opportunities available in the jurisdictions in which Altria Group, Inc. operates. Significant judgment is required in determining income tax provisions and in evaluating tax positions. ALG and its subsidiaries establish additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. ALG and its subsidiaries adjust these additional accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate, as well as the related net interest. If ALG’s and its subsidiaries’ filing positions are ultimately upheld under audits by respective taxing authorities, it is possible that the provision for income taxes in future years may reflect significant favorable adjustments.

•        Hedging — As discussed below in “Market Risk,” Altria Group, Inc. uses derivative financial instruments principally to reduce exposures to fluctuations in foreign exchange rates and commodity prices. Altria Group, Inc. conforms with the requirements of U.S. GAAP in order to account for a substantial portion of its derivative financial instruments as hedges. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If Altria Group, Inc. had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred as of December 31, 2003, 2002 and 2001, would have been recorded in net earnings.

•        Leasing — More than 75% of PMCC’s net revenues in 2003 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recorded as net revenues over the life of the related leases at a constant after-tax rate of return. The remainder of PMCC’s net revenues consist primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized in net revenues over the life of the leases at a constant pre-tax rate of return. As discussed further in Note 7. Finance Assets, net, PMCC leases a number of aircraft which were affected by developments in the airline industry during 2003 and 2002.

        PMCC’s investment in leases is included in finance assets, net, on the consolidated balance sheets as of December 31, 2003 and 2002. At December 31, 2003, PMCC’s net finance receivable of $7.8 billion in leveraged leases, which is included in Altria Group, Inc.’s consolidated balance sheet as finance assets, net, consists of lease receivables ($28.6 billion) and the residual value of assets under lease ($2.2 billion), reduced by third-party nonrecourse debt ($19.4 billion) and unearned income ($3.6 billion). The payment of the nonrecourse debt is collateralized only by lease payments receivable and the leased property, and is nonrecourse to all other assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rentals receivable and has been presented on a net basis, within finance assets, net, in Altria Group, Inc.’s consolidated balance sheets. Finance assets, net, at December 31, 2003 also includes net finance receivables for direct finance leases of $0.9 billion and an allowance for losses ($0.4 billion).

        Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors, including appraisals on certain assets, and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews have not resulted in adjustments to Altria Group, Inc.’s consolidated net revenues or operating results for any of the periods presented. To the extent that lease receivables due PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2002, PMCC increased this allowance by $290 million for leases with the airline industry. PMCC’s investment in finance leases includes an aggregate of approximately $2.3 billion relating to the airline industry as of December 31, 2003. It is possible that further adverse developments in the airline industry may occur, which might require PMCC to record an additional allowance for losses in future periods.

Exhibit 13

Consolidated Operating Results

See pages 37–38 for a discussion of Cautionary Factors That May Affect Future Results.

(in millions)	2003	2002	2001
Net Revenues
Domestic tobacco	$17,001	$18,877	$19,902
International tobacco	33,389	28,672	26,517
North American food	21,907	21,485	20,970
International food	9,103	8,238	8,264
Beer		2,641	4,791
Financial services	432	495	435

Net revenues	$81,832	$80,408	$80,879

(in millions)	2003	2002	2001
Operating Income
Operating companies income:
Domestic tobacco	$3,889	$5,011	$5,264
International tobacco	6,286	5,666	5,406
North American food	4,920	4,953	4,796
International food	1,282	1,330	1,239
Beer		276	481
Financial services	313	55	296
Amortization of intangibles	(9)	(7)	(1,014)
General corporate expenses	(771)	(683)	(766)

Operating income	$15,910	$16,601	$15,702

The following events occurred during 2003, 2002 and 2001 that affected the comparability of statement of earnings amounts.

•        Domestic Tobacco Legal Settlement — As discussed in Note 18. Contingencies, during 2003, PM USA and certain other defendants reached an agreement with a class of U.S. tobacco growers and quota-holders to resolve a lawsuit related to tobacco leaf purchases. During 2003, PM USA recorded pre-tax charges of $202 million for its obligations under the agreement.

•        Domestic Tobacco Headquarters Relocation Charges — During the first quarter of 2003, PM USA announced that it will be moving its corporate headquarters from New York City to Richmond, Virginia, by June 2004. PM USA estimates that the total cost of the relocation will be approximately $120 million, including compensation to those employees who do not relocate. Approximately 270 or 40% of the eligible employees elected to relocate. Pre-tax charges of $69 million were recorded in 2003 for relocation charges. The relocation will require total cash payments of approximately $70 million in 2004 and $20 million in 2005 and beyond. Cash payments of approximately $30 million have been made through December 31, 2003.

•        Gains on Sales of Businesses — During 2003, Kraft Foods International, Inc. (“KFI”) sold a European rice business and a branded fresh cheese business in Italy and recorded aggregate pre-tax gains of $31 million. During 2002, KFI sold a Latin American yeast and industrial bakery ingredients business resulting in a pre-tax gain of $69 million, and Kraft sold several small businesses, resulting in pre-tax gains of $11 million. During 2001, Kraft sold a few small food businesses on which pre-tax gains of $8 million were recorded.

Exhibit 13

•        Integration Costs and a Loss on Sale of a Food Factory — Altria Group, Inc.’s consolidated statements of earnings disclose the following items as integration costs, which are costs incurred by Kraft as it integrated the operations of Nabisco Holdings Corp. (“Nabisco”), and a loss on sale of a food factory. During 2003, Kraft reversed $13 million related to the previously recorded integration charges.

(in millions)
For the years ended December 31,		2003	2002	2001
Closing a facility and other consolidation programs	North American food	$(13)	$98	$53
Consolidation of production lines and distribution networks in Latin America	International food		17
Loss on sale of a food factory	North American food		(4)	29

Total		$(13)	$111	$82

•        Asset Impairment and Exit Costs — For the years ended December 31, 2003, 2002 and 2001, asset impairment and exit costs were comprised of the following:

(in millions)		2003	2002	2001
Voluntary separation program	Domestic tobacco	$13
Voluntary early retirement	North American food		$135
Voluntary early retirement	International food		7
Separation program	International tobacco		58
Separation program	Beer		8
Separation program	General corporate*	26
Asset impairment	International food	6
Asset impairment	Beer		15	$19
Asset impairment	General corporate*	41

Total		$86	$223	$19

*	During January 2004, Altria Group, Inc. announced plans to sell its office facility in Rye Brook, New York. Approximately 1,000 employees currently working at the facility will either be relocated to other office facilities or their positions will be eliminated. In 2003, Altria Group, Inc. recorded a pre-tax charge of $41 million to write down the facility and the related fixed assets to fair value. During 2003, Altria Group, Inc. also recorded a pre-tax charge of $26 million, primarily for severance benefits related to the streamlining of various corporate functions.

•        Provision for Airline Industry Exposure — As discussed in Note 7. Finance Assets, net, during 2002, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million.

•        Litigation Related Expense — As discussed in Note 18. Contingencies, in connection with obtaining a stay of execution in May 2001 in the Engle class action, PM USA placed $500 million into a separate interest-bearing escrow account that, pursuant to the terms of a court approved stipulation and agreed order, will be paid to the court regardless of the outcome of the appeal, and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, PM USA recorded a $500 million pre-tax charge in its operating results for the year ended December 31, 2001.

•        Miller Transaction — As more fully discussed in Note 3. Miller Brewing Company Transaction, on July 9, 2002, Miller was merged into SAB to form SABMiller plc (“SABMiller”). The transaction resulted in a pre-tax gain of $2.6 billion, or $1.7 billion after-tax.

•        Amortization of Intangibles — As previously discussed, Altria Group, Inc. stopped recording the amortization of goodwill and indefinite life intangible assets as a charge to earnings as of January 1, 2002.

•        Businesses Previously Held for Sale — During 2001, certain small Nabisco businesses were reclassified to businesses held for sale, including their estimated results of operations through anticipated dates of sales. These businesses have subsequently been sold, with the exception of one business that had been held for sale since the acquisition of Nabisco. This business, which is no longer held for sale, has been included in the 2003 and 2002 consolidated operating results of Kraft Foods North America, Inc. (“KFNA”).

•        Kraft IPO — On June 13, 2001, Kraft completed an initial public offering (“IPO”) of 280,000,000 shares of its Class A common stock at a price of $31.00 per share. As of December 31, 2003, 2002 and 2001, Altria Group, Inc. held approximately 98% of the combined voting power of Kraft’s outstanding capital stock. At December 31, 2003, Altria Group, Inc. owned approximately 84.6% of the outstanding shares of Kraft’s capital stock.

        As discussed in Note 14. Segment Reporting, management reviews operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments.

Exhibit 13

2003 compared with 2002

Net revenues for 2003 increased $1.4 billion (1.8%) over 2002, due primarily to favorable currency and higher net revenues from the food and international tobacco businesses, partially offset by the impact of the Miller transaction and a decrease in net revenues from the domestic tobacco business.

Operating income for 2003 decreased $691 million (4.2%) from 2002, due primarily to lower operating results from the domestic tobacco and food businesses, the impact of the Miller transaction, and the 2003 pre-tax charges for the domestic tobacco legal settlement and headquarters relocation, partially offset by higher operating results from the international tobacco business, the favorable impact of currency, a 2002 provision for airline industry exposure and the impact of the 2002 pre-tax charges for asset impairment and exit costs, and integration costs.

Currency movements increased net revenues by $3.4 billion ($1.8 billion, after excluding the impact of currency movements on excise taxes) and operating income by $563 million over 2002. Increases in net revenues and operating income are due primarily to the weakness versus prior year of the U.S. dollar against the euro and other currencies, partially offset by the impact of certain Latin American currencies.

Interest and other debt expense, net, of $1.2 billion for 2003 increased $16 million over 2002. This increase was due primarily to higher average debt outstanding during 2003, partially offset by lower average interest rates during 2003 and higher interest income.

During 2003, Altria Group, Inc.’s effective tax rate decreased by 0.6 percentage points to 34.9%, due primarily to favorable state tax rulings, as well as the mix of foreign versus domestic pre-tax earnings.

Net earnings of $9.2 billion for 2003 decreased $1.9 billion (17.1%) from 2002, due primarily to the $1.7 billion after-tax gain from the Miller transaction in 2002 and lower operating income in 2003. Diluted and basic EPS of $4.52 and $4.54, respectively, for 2003, decreased by 13.2% and 13.7%, respectively, from 2002, as the adverse impact of lower operating income and the impact of the gain from the Miller transaction in 2002 were partially offset by the favorable impact of share repurchases and a lower effective tax rate.

2002 compared with 2001

Net revenues for 2002 decreased $471 million (0.6%) from 2001, due primarily to the impact of the Miller transaction and a decrease in net revenues from the domestic tobacco business, partially offset by higher net revenues from the North American food and international tobacco businesses.

Operating income for 2002 increased $899 million (5.7%) over 2001, due primarily to the cessation of intangible asset amortization in 2002, the 2001 pre-tax Engle litigation related expense, higher operating results from the food and international tobacco businesses, lower corporate expenses and gains on sales of businesses, partially offset by lower operating results from the domestic tobacco business, the 2002 provision for airline industry exposure, the impact of the pre-tax charges for integration costs, and asset impairment and exit costs, and the exclusion of Miller’s operating results during the second half of 2002.

Currency movements decreased net revenues by $850 million ($530 million, after excluding the impact of currency movements on excise taxes) and operating income by $235 million from 2001. Declines in net revenues and operating income were due primarily to the strength of the U.S. dollar against the Japanese yen, the Russian ruble and certain Latin American currencies, partially offset by the weakness of the U.S. dollar against the euro.

Interest and other debt expense, net, of $1.1 billion for 2002 decreased $284 million from 2001. This decrease was due primarily to higher average debt outstanding in 2001, as a result of the Nabisco acquisition, and lower average interest rates in 2002. The net proceeds of the Kraft IPO of $8.4 billion were used to retire a portion of the Nabisco acquisition debt in June 2001.

During 2002, Altria Group, Inc.’s effective tax rate decreased by 2.4 percentage points to 35.5%. This change was due primarily to the adoption of SFAS No. 141 and SFAS No. 142, under which Altria Group, Inc. is no longer required to amortize goodwill and indefinite life intangible assets as a charge to earnings.

Net earnings of $11.1 billion for 2002 increased $2.5 billion (29.7%) over 2001, due primarily to the $1.7 billion after-tax gain from the Miller transaction and higher operating income. Diluted and basic EPS of $5.21 and $5.26, respectively, for 2002, increased by 34.6% and 34.2%, respectively, over 2001, due primarily to higher operating income, the after-tax gain from the Miller transaction and the favorable impact of share repurchases during 2002.

Operating Results by Business Segment

Tobacco

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Smoking

The tobacco industry, both in the United States and abroad, faces a number of challenges that may continue to adversely affect the business, volume, results of operations, cash flows and financial position of PM USA, PMI and ALG. These challenges, which are discussed below, include:

•	a compensatory and punitive damages judgment totaling approximately $10.1 billion against PM USA in the Price Lights/Ultra Lights class action, and punitive damages verdicts against PM USA in other smoking and health cases discussed in Note 18. Contingencies (“Note 18”);

•	the civil lawsuit filed by the United States federal government seeking disgorgement of approximately $289 billion from various cigarette manufacturers, including PM USA, and others discussed in Note 18;

•	pending and threatened litigation and bonding requirements as discussed in Note 18;

•	price increases in the United States related to the settlement of certain tobacco litigation, and the effect of any resulting cost advantage of manufacturers not subject to these settlements;

•	actual and proposed excise tax increases as well as changes in tax structure in foreign markets;

•	the sale of counterfeit cigarettes by third parties;

•	the sale of cigarettes by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

Exhibit 13

•	price gaps and changes in price gaps between premium and lowest price brands;

•	diversion into the United States market of products intended for sale outside the United States;

•	the outcome of proceedings and investigations involving contraband shipments of cigarettes;

•	governmental investigations;

•	actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information;

•	actual and proposed restrictions on imports in certain jurisdictions outside the United States;

•	actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales inside and outside the United States;

•	governmental and private bans and restrictions on smoking;

•	the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking;

•	governmental regulations setting fire safety standards for cigarettes; and

•	other actual and proposed tobacco legislation both inside and outside the United States.

•        Excise Taxes: Cigarettes are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the European Union (the “EU”) and in other foreign jurisdictions.

These tax increases are expected to continue to have an adverse impact on sales of cigarettes by PM USA and PMI, due to lower consumption levels and to a shift in sales from the premium to the non-premium or discount segments or to sales outside of legitimate channels.

•        Tar and Nicotine Test Methods and Brand Descriptors: Authorities in several jurisdictions have questioned the utility of standardized test methods to measure average tar and nicotine yields of cigarettes. In 2001, the National Cancer Institute issued its Monograph 13 stating that there was no meaningful evidence of a difference in smoke exposure or risk to smokers between cigarettes with different machine-measured tar and nicotine yields. In 2002, PM USA petitioned the FTC to promulgate new rules governing the disclosure of average tar and nicotine yields of cigarette brands. In response to evolving scientific evidence about machine-measured low-yield cigarettes, which represents a fundamental departure from the scientific and public health community’s prior thinking about the health effects of low-yield cigarettes, public health officials in other countries have stated that the use of terms such as “Lights” to describe low-yield cigarettes is misleading. The EU Commission has been directed to establish a committee to address, among other things, alternative methods for measuring tar, nicotine and carbon monoxide yields. Public health officials in the EU and Brazil have prohibited the use of brand descriptors such as “Lights” and “Ultra Lights,” and public health authorities in other jurisdictions have called for such prohibitions. PMI has communicated to national governments, including the EU, as well as the World Health Organization (“WHO”), its views on the need for regulation of how tar and nicotine yields in cigarettes are measured and how this information is communicated to consumers. See Note 18, which describes pending litigation concerning the use of brand descriptors.

•        Food and Drug Administration (“FDA”) Regulations: PM USA has stated that while it opposes FDA regulation over cigarettes as “drugs” or “medical devices” under the Food, Drug and Cosmetic Act (“FDCA”), it would support new legislation that would provide for meaningful and effective regulation by the FDA of tobacco products. Currently, bills are pending in Congress that, if enacted, would give the FDA authority to regulate tobacco products; PM USA has expressed support for one of the bills. The pending legislation could result in substantial federal regulation of the design, performance, manufacture and marketing of cigarettes. In addition, some of the proposed legislation would impose fees to pay for the cost of regulation and other matters. The ultimate outcome of any Congressional action regarding the pending bills cannot be predicted.

•        Tobacco Quota Buy-Out: Bills are pending in Congress which, if enacted, would result in a “buy-out” of U.S. tobacco quotas. These bills would fund a quota buy-out by imposing new fees or assessments on all manufacturers of tobacco products sold in the United States. PM USA has voiced support for certain buy-out proposals if they are part of legislation granting the FDA authority to regulate tobacco products.

•        Ingredient Disclosure Laws: Jurisdictions inside and outside the United States have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. In some jurisdictions, proposals have also been discussed that would permit governments to prohibit the use of certain ingredients. Under an EU tobacco product directive, tobacco companies are now required to disclose ingredients and toxicological information to each Member State. In implementing the EU tobacco product directive, the Netherlands has issued a decree that would require tobacco companies to disclose the ingredients used in each brand of cigarettes, including quantities used. PMI and others have challenged this decree in the Dutch District Court of The Hague on the grounds of a lack of appropriate protection for proprietary information.

•        Health Effects of Smoking and Exposure to ETS: Reports with respect to the health risks of cigarette smoking have been publicized for many years, and the sale, promotion, and use of cigarettes continue to be subject to increasing governmental regulation.

It is the policy of PM USA and PMI to support a single, consistent public health message on the health effects of cigarette smoking in the development of diseases in smokers and on smoking and addiction. It is also their policy to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of smoking, addiction and exposure to ETS.

In 1999, PM USA and PMI each established Web sites that include, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and ETS. In October 2000, the sites were updated to reflect PM USA’s and PMI’s agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The Web sites advise smokers, and those considering smoking, to rely on the messages of public health authorities in making all smoking-related decisions.

Exhibit 13

The sites also state that:

•	public health officials have concluded that ETS causes or increases the risk of disease — including lung cancer and heart disease — in non-smoking adults, and causes conditions in children such as asthma, respiratory infections, cough, wheeze, otitis media (middle ear infection) and Sudden Infant Death Syndrome (“SIDS”) and that it can exacerbate adult asthma and cause eye, throat and nasal irritation;

•	the public should be guided by the conclusions of public health officials regarding the health effects of ETS in deciding whether to be in places where ETS is present or, if they are smokers, when and where to smoke around others;

•	particular care should be exercised with regard to children, and that adults should avoid smoking around children;

•	the conclusions of the public health officials concerning ETS are sufficient to warrant measures that regulate smoking in public places, and that where smoking is permitted, the government should require the posting of warning notices that communicate public health officials’ conclusions that second-hand smoke causes diseases in non-smokers; and

•	women who smoke have increased risks for delay in conceiving, infertility, pregnancy complications, premature birth, spontaneous abortion and stillbirth. Infants born to women who smoke during pregnancy have a lower average birth weight than infants born to women who do not smoke. The risks for SIDS are increased among the infants of women who smoke during pregnancy. Women who quit smoking before or during pregnancy reduce the risk of such adverse reproductive outcomes. For pregnant women, smoking is also likely to put their babies at risk for poor lung development, asthma and respiratory infections.

•        The World Health Organization’s Framework Convention for Tobacco Control: In May 2003, the Framework Convention for Tobacco Control was adopted by the World Health Assembly and has been signed by more than 40 countries, and the EU. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things, establish specific actions to prevent youth smoking; restrict and gradually eliminate tobacco product marketing; inform the public about the health consequences of smoking and the benefits of quitting; regulate the ingredients of tobacco products; impose new package warning requirements that would include the use of pictures or graphic images; adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase cigarette taxes; prohibit the use of terms that suggest one brand of cigarettes is safer than another; phase out duty-free tobacco sales; and encourage litigation against tobacco product manufacturers.

Each country that ratifies the treaty is expected to implement legislation reflecting the treaty’s provisions and principles. PM USA and PMI have stated that they hope that the adoption of the treaty will lead to the implementation of meaningful, effective regulation of tobacco products around the world.

•        Cigarette Fire-Safety Requirements: In December 2003, the New York State Office of Fire Prevention and Control (the “OFPC”) published final regulations that implement fire-safety standards for cigarettes sold in New York. Beginning June 28, 2004, all cigarettes sold or offered for sale in New York (except for certain cigarettes that already are in the stream of commerce on that date) must meet standards established in the OFPC’s final regulations. PM USA will comply with these New York regulatory requirements. Similar regulation or legislation is being considered in other states and localities, at the federal level, and in jurisdictions outside the United States.

•        Other Legislation and Legislative Initiatives: Legislative and regulatory initiatives affecting the tobacco industry have been adopted or are being considered in a number of countries and jurisdictions. In 2001, the EU adopted a directive on tobacco product regulation requiring EU Member States to implement regulations that reduce maximum permitted levels of tar, nicotine and carbon monoxide yields; require manufacturers to disclose ingredients and toxicological data; require cigarette packs to carry health warnings covering no less than 30% of the front panel and no less than 40% of the back panel; gives Member States the option of introducing graphic warnings as of 2005; require tar, nicotine and carbon monoxide data to cover at least 10% of the side panel; and prohibit the use of texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others.

Current EU Member States have implemented these regulations and prospective EU Member States are required to implement them by May 1, 2004. The European Commission has issued guidelines for optional graphic warnings on cigarette packaging that Member States may apply as of 2005. Graphic warning requirements have also been proposed or adopted in a number of other jurisdictions. In 2003, the EU adopted a new directive prohibiting radio, press and Internet tobacco marketing and advertising. EU Member States must implement this directive by July 31, 2005. Tobacco control legislation addressing the manufacture, marketing and sale of tobacco products has been proposed in numerous other jurisdictions.

        In the United States in recent years, various members of Congress have introduced legislation that would: subject cigarettes to various regulations; establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; further restrict the advertising of cigarettes; require additional warnings, including graphic warnings, on packages and in advertising; eliminate or reduce the tax deductibility of tobacco advertising; provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law; and allow state and local governments to restrict the sale and distribution of cigarettes.

It is not possible to predict what, if any, additional governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. If, however, any of the foregoing were to be implemented, the business, volume, results of operations, cash flows and financial position of PM USA, PMI and their parent, ALG could be materially adversely affected.

Exhibit 13

•        Governmental Investigations: ALG and its subsidiaries are subject to governmental investigations on a range of matters, including those discussed below.

• Australia:	In 2001, authorities in Australia initiated an investigation into the use of descriptors, in order to determine whether their use is false and misleading. The investigation is directed at one of PMI’s Australian affiliates and other cigarette manufacturers.

• Canada:	ALG believes that Canadian authorities are contemplating a legal proceeding based on an investigation of ALG entities relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s.

• Greece:	In 2003, the competition authorities in Greece initiated an investigation into recent cigarette price increases in that market. PMI’s Greek affiliates have responded to the authorities’ request for information.

• Italy:	Review of Proposed Retail Sales Data Agreement: In February 2003, in accordance with Italian legal procedures, PMI’s Italian affiliate, Philip Morris Italia S.p.A., requested that Italy’s competition authority review its proposed agreement with retailers to purchase retail sales data. In July 2003, the Italian competition authority announced that it would review that request.

“Lights” Cases: Pursuant to two separate requests from a consumer advocacy group, the Italian competition authorities held that the use of the “lights” descriptors such as Marlboro Lights, Merit Ultra Lights, and Diana Leggere brands to be misleading advertising, but took no action because an EU directive prohibited the use of the descriptors in October 2003. PMI has appealed the decisions to the administrative court.

ALG and its subsidiaries cannot predict the outcome of these investigations or whether additional investigations may be commenced.

•        State Settlement Agreements: As discussed in Note 18, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements require PM USA to make substantial annual payments. They also place numerous restrictions on PM USA’s business operations, including prohibitions and restrictions on the advertising and marketing of cigarettes. Among these are prohibitions of outdoor and transit brand advertising; payments for product placement; and free sampling. Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon characters. In addition, the settlement agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; imposing requirements regarding lobbying activities; mandating public disclosure of certain industry documents; limiting the industry’s ability to challenge certain tobacco control and underage use laws; and providing for the dissolution of certain tobacco-related organizations and placing restrictions on the establishment of any replacement organizations.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2003	2002	2001	2003	2002	2001
Domestic tobacco	$17,001	$18,877	$19,902	$3,889	$5,011	$5,264
International tobacco	33,389	28,672	26,517	6,286	5,666	5,406

Total tobacco	$50,390	$47,549	$46,419	$10,175	$10,677	$10,670

2003 compared with 2002

The following discussion compares tobacco operating results for 2003 with 2002.

•        Domestic tobacco: PM USA’s net revenues, which include excise taxes billed to customers, decreased $1.9 billion (9.9%). Excluding excise taxes, net revenues decreased $1.8 billion (11.9%), due primarily to price promotions to narrow price gaps ($1.5 billion) and lower volume ($335 million).

        Operating companies income decreased $1.1 billion (22.4%), due primarily to price promotions to narrow price gaps, net of lower costs under the State Settlement Agreements (aggregating $620 million), lower volume ($186 million), higher marketing, administration and research costs, and the 2003 pre-tax charges for a legal settlement ($202 million) and headquarters relocation ($69 million).

        Marketing, administration and research costs include PM USA’s cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, as more fully discussed in Note 18. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2003, 2002 and 2001, product liability defense costs were $307 million, $358 million and $387 million, respectively, reflecting an overall improvement in the above factors since January 1, 2001. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. While PM USA does not expect that product liability defense costs will increase significantly in the future, it is possible that adverse developments among the factors discussed above could have a material adverse effect on PM USA’s operating companies income.

PM USA’s shipment volume was 187.2 billion units, a decrease of 2.3%. In the premium segment, PM USA’s shipment volume decreased 1.1%, while Marlboro shipment volume decreased 636 million units (0.4%) to 147.9 billion units. In the discount segment, PM USA’s shipment volume decreased 12.9%, while Basic shipment volume was down 11.6% to 15.8 billion units. While PM USA’s shipment volume comparisons to 2002 continued to be affected by factors such as a weak economic environment and sharp increases in state excise taxes, PM USA’s sequential retail share has improved.

Exhibit 13

Effective with the first quarter of 2003, PM USA began reporting retail share results based on a retail tracking service, with data beginning in the fourth quarter of 2002. This service, IRI/Capstone Total Retail Panel, was developed to provide a more comprehensive measure of market share in retail stores selling cigarettes. It is not designed to capture Internet or direct mail sales. The following table summarizes sequential retail share performance for PM USA’s key brands from the fourth quarter of 2002 through the fourth quarter of 2003, and the full year 2003, based on data from the IRI/Capstone Total Retail Panel:

	For the Three Months Ended					For the Year Ended December 31, 2003
	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Marlboro	37.4%	37.5%	37.8%	38.1%	38.5%	38.0%
Parliament	1.3	1.5	1.7	1.8	1.7	1.7
Virginia Slims	2.5	2.5	2.4	2.4	2.4	2.4
Basic	4.3	4.3	4.2	4.2	4.2	4.2

Focus Brands	45.5	45.8	46.1	46.5	46.8	46.3
Other	2.6	2.5	2.4	2.3	2.3	2.4

Total PM USA	48.1%	48.3%	48.5%	48.8%	49.1%	48.7%

PM USA cannot predict future changes or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM USA’s shipments or retail share; however, it believes that PM USA’s results may be materially adversely affected by price increases related to increased excise taxes and tobacco litigation settlements, as well as by the other items discussed under the caption “Tobacco — Business Environment.”

•        International tobacco: International tobacco net revenues, which include excise taxes billed to customers, increased $4.7 billion (16.5%). Excluding excise taxes, net revenues increased $1.3 billion (8.7%), due primarily to favorable currency ($1.1 billion), price increases ($212 million), the impact of acquisitions in Serbia and Greece, and higher volume.

Operating companies income increased $620 million (10.9%), due primarily to favorable currency ($469 million), price increases ($212 million) and the pre-tax charges for asset impairment and exit costs in 2002 ($58 million), partially offset by higher marketing, administration and research costs, and unfavorable volume/mix, reflecting lower volume in the higher margin markets of France, Germany and Italy.

PMI’s volume of 735.8 billion units increased 12.7 billion units (1.8%). In Western Europe, volume declined, due primarily to decreases in France, Germany and Italy, partially offset by increases in Spain and Austria. Shipment volume decreased in France, although market share was higher, reflecting contraction of the entire market following tax-driven price increases in January 2002, January 2003 and October 2003. In Germany, volume declined, reflecting a lower total market and consumer down-trading to low-priced tobacco portions following tax-driven price increases. In Italy, volume decreased 14.3% and market share fell 7.1 share points to 54.1%, as PMI’s brands remain under pressure from low-priced competitive brands. In Central and Eastern Europe, Middle East and Africa, volume increased, due to gains in Russia, the Ukraine, Romania and Turkey, and acquisitions in Greece and Serbia, partially offset by declines in Hungary and Poland, due to intense price competition, and declines in Lithuania and the Slovak Republic, due to lower markets as a result of tax-driven price increases. In Asia, volume declined slightly as decreases in the Philippines and Indonesia were partially offset by increases in Japan, Korea, Taiwan and Thailand. In Latin America, volume increased, driven by gains in Argentina and Mexico.

PMI achieved market share gains in a number of important markets including Argentina, Austria, France, Germany, Greece, Japan, Poland, Russia, Singapore, the Slovak Republic, Spain, Turkey, the Ukraine and the United Kingdom.

Volume for Marlboro declined 1.9%, due primarily to tax-driven price increases in France and Germany, intense price competition in Italy, consumer down-trading in Turkey and difficult economic conditions and price competition in Egypt and Indonesia, partially offset by higher volume in Argentina, Austria, Brazil, the Czech Republic, Japan, Romania, Russia, Serbia, the Slovak Republic, Spain and the Ukraine.

        During 2003, PMI purchased approximately 74.2% of a tobacco business in Serbia for a cost of approximately $486 million and purchased 99% of a tobacco business in Greece for approximately $387 million. PMI also increased its ownership interest in its affiliate in Ecuador from less than 50% to approximately 98% for a cost of $70 million. In addition, during the third quarter of 2003, PMI announced that its license agreement with Japan Tobacco Inc. for the manufacture and sale of Marlboro cigarettes in Japan will not be renewed when the current term of the agreement expires in April 2005.

2002 compared with 2001

The following discussion compares tobacco operating results for 2002 with 2001.

•        Domestic tobacco: PM USA’s net revenues, which include excise taxes billed to customers, decreased $1.0 billion (5.2%). Excluding excise taxes, net revenues decreased $1.2 billion (7.6%), due primarily to lower volume ($1.6 billion), partially offset by higher pricing, net of higher promotional spending ($288 million).

Operating companies income decreased $253 million (4.8%), due primarily to lower volume ($998 million), partially offset by price increases and lower costs under the State Settlement Agreements, net of higher promotional spending (aggregating $283 million) and the 2001 Engle litigation related expense ($500 million).

Exhibit 13

PM USA’s shipment volume was 191.6 billion units, a decrease of 7.5%. In the premium segment, PM USA’s shipment volume decreased 6.5%, while Marlboro shipment volume decreased 9.2 billion units (5.8%) to 148.6 billion units. In the discount segment, PM USA’s shipment volume decreased 15.6% to 18.8 billion units, while Basic shipment volume decreased 12.8% to 17.8 billion units. PM USA’s volume comparisons for 2002 versus 2001 were affected by factors such as a weak economic environment, increases in state excise taxes, the growth of deep-discount cigarettes, increased competitive promotional activity, the increased incidence of counterfeit product and increased sales of some manufacturers, both domestic and foreign, that are not complying with either the MSA or related state legislation.

•        International tobacco: International tobacco net revenues, which include excise taxes billed to customers, increased $2.2 billion (8.1%). Excluding excise taxes, net revenues increased $949 million (6.9%), due primarily to higher volume/mix ($543 million) and price increases ($420 million), partially offset by unfavorable currency movements.

Operating companies income increased $260 million (4.8%), due primarily to price increases ($420 million) and higher volume/mix ($156 million), partially offset by unfavorable currency ($231 million) and the 2002 pre-tax charges for asset impairment and exit costs ($58 million).

PMI’s volume of 723.1 billion units increased 24.2 billion units (3.5%), due primarily to volume increases in most markets of Western, Central and Eastern Europe, as well as Asia and Latin America, partially offset by lower volume resulting from a decline in the total industry in France; increased competition in Italy, Hong Kong, Korea and Singapore; and economic weakness in Egypt, Lebanon and Venezuela. In addition, volume declined in Poland, due primarily to intense price competition. Volume advanced in a number of important markets, including Argentina, Austria, Brazil, Germany, Indonesia, Japan, Malaysia, Mexico, the Philippines, Romania, Russia, Spain, Taiwan, Thailand, Turkey and the Ukraine.

PMI recorded market share gains in most of its major markets.

Volume for Marlboro declined 0.6%, due primarily to consumer down-trading in Argentina, the Czech Republic, Egypt, Hungary, Lebanon, Poland, Russia, Saudi Arabia and Turkey, partially offset by higher volumes in Western Europe and Asia.

Food

Business Environment

Kraft is the largest branded food and beverage company headquartered in the United States and conducts its global business through two subsidiaries. KFNA, which represents the North American food segment, manufactures and markets a wide variety of snacks, beverages, cheese, grocery products and convenient meals in the United States, Canada, Mexico and Puerto Rico. KFI, which represents the international food segment, manufactures and markets a wide variety of snacks, beverages, cheese, grocery products and convenient meals in Europe, the Middle East and Africa, as well as the Latin America and Asia Pacific regions. During January 2004, Kraft announced a new global organization structure. Beginning in 2004, results for the Mexico and Puerto Rico businesses, which were previously included in the North American food segment, will be included in the international food segment and historical amounts will be restated.

KFNA and KFI are subject to a number of challenges that may adversely affect their businesses. These challenges, which are discussed below and under the “Forward-Looking and Cautionary Statements” section include:

•	fluctuations in commodity prices;

•	movements of foreign currencies against the U.S. dollar;

•	competitive challenges in various products and markets, including price gaps with competitor products and the increasing price-consciousness of consumers;

•	a rising cost environment;

•	a trend toward increasing consolidation in the retail trade and consequent inventory reductions;

•	changing consumer preferences;

•	competitors with different profit objectives and less susceptibility to currency exchange rates; and

•	consumer concerns about food safety, quality and health, including concerns about genetically modified organisms, trans-fatty acids and obesity.

To confront these challenges, Kraft continues to take steps to build the value of its brands, to improve its food business portfolio with new product and marketing initiatives, to reduce costs through productivity, and to address consumer concerns about food safety, quality and health. In July 2003, Kraft announced a range of initiatives addressing product nutrition, marketing practices, consumer information, and public advocacy and dialogue.

        During 2003, several factors contributed to lower than anticipated volume growth. These factors included higher price gaps in some key categories and countries, trade inventory reductions resulting from several customers experiencing financial difficulty, warehouse consolidations, store closings and retailers’ stated initiatives to reduce working capital, as well as the combined adverse affect of global economic weakness. To improve volume and share trends, Kraft increased spending behind certain businesses during the second half of 2003 by approximately $200 million more than had previously been planned. Kraft also anticipates $500 million to $600 million of increased spending in 2004 over 2003 across all its businesses.

In January 2004, Kraft announced a three-year restructuring program with the objectives of leveraging Kraft’s global scale, realigning and lowering the cost structure, and optimizing capacity utilization. As part of this program, Kraft anticipates the closing or sale of up to twenty plants and the elimination of approximately six thousand positions. Over the next three years, Kraft expects to incur up to $1.2 billion in pre-tax charges, reflecting asset disposals, severance and other implementation costs, including an estimated range of $750 million to $800 million in 2004. Approximately one-half of the pre-tax charges are expected to require cash payments. In addition, Kraft expects to spend approximately $140 million in capital over the next three years to implement the program, including approximately $50 million in 2004. Cost savings as a result of this program in 2004 are expected to be approximately $120 million to $140 million and are anticipated to reach annual cost savings of approximately $400 million by 2006, all of which are expected to be used in supporting brand-building initiatives.

Exhibit 13

Fluctuations in commodity costs can cause retail price volatility and intensive price competition, and can influence consumer and trade buying patterns. The North American and international food businesses are subject to fluctuating commodity costs, including dairy, coffee and cocoa costs. In 2003, Kraft’s commodity costs on average were higher than those incurred in 2002 and adversely affected earnings.

During 2003, KFNA acquired trademarks associated with a small natural foods business and KFI acquired a biscuits business in Egypt. The total cost of these and other smaller businesses purchased by Kraft during 2003 was $98 million. During 2002, KFI acquired a snacks business in Turkey and a biscuits business in Australia. The total cost of these and smaller businesses purchased by Kraft during 2002 was $122 million. During 2001, KFI purchased coffee businesses in Romania, Morocco and Bulgaria and also acquired confectionery businesses in Russia and Poland. The total cost of these and other smaller food acquisitions during 2001 was $194 million.

During 2003, KFI sold a European rice business and a branded fresh cheese business in Italy. The aggregate proceeds received from sales of businesses were $96 million, on which pre-tax gains of $31 million were recorded.

During 2002, Kraft sold several small North American food businesses, most of which were previously classified as businesses held for sale. The net revenues and operating results of the businesses held for sale, which were not significant, were excluded from Altria Group, Inc.’s consolidated statements of earnings, and no gain or loss was recognized on these sales. In addition, KFI sold a Latin American yeast and industrial bakery ingredients business for approximately $110 million and recorded a pre-tax gain of $69 million. The aggregate proceeds received from the sales of these businesses during 2002 were $219 million, on which pre-tax gains of $80 million were recorded.

During 2001, Kraft sold several small food businesses. The aggregate proceeds received in these transactions were $21 million, on which pre-tax gains of $8 million were recorded.

The operating results of businesses acquired and divested were not material to Altria Group, Inc.’s consolidated financial position, results of operations or cash flows in any of the years presented.

In November 2003, Kraft received a “Wells” notice from the staff of the Fort Worth District Office of the Securities and Exchange Commission (“SEC”) advising Kraft that the staff is considering recommending that the SEC bring a civil injunctive action against Kraft charging it with aiding and abetting Fleming Companies (“Fleming”) in violations of the securities laws. District staff alleges that a Kraft employee, who received a similar “Wells” notice, signed documents requested by Fleming, which Fleming used in order to accelerate its revenue recognition. The notice does not contain any allegations or statements regarding Kraft’s accounting for transactions with Fleming. Kraft believes that it has properly recorded the transactions in accordance with U.S. GAAP. Kraft is cooperating fully with the SEC with respect to this matter.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2003	2002	2001	2003	2002	2001
North American food	$21,907	$21,485	$20,970	$4,920	$4,953	$4,796
International food	9,103	8,238	8,264	1,282	1,330	1,239

Total food	$31,010	$29,723	$29,234	$6,202	$6,283	$6,035

2003 compared with 2002

The following discussion compares food operating results for 2003 with 2002.

•        North American food: Net revenues increased $422 million (2.0%), due primarily to higher volume/mix ($170 million), higher pricing, net of increased promotional spending ($151 million), and favorable currency ($120 million), partially offset by the divestiture of a small confectionery business in the fourth quarter of 2002.

Operating companies income decreased $33 million (0.7%), due primarily to cost increases, net of higher pricing ($161 million, including higher commodity costs and increased promotional spending), higher fixed manufacturing costs ($79 million, including higher benefit costs) and unfavorable volume/mix, partially offset by the 2002 pre-tax charges for asset impairment and exit costs, and integration charges (aggregating $242 million).

        Volume increased 1.6%. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily by new product momentum in ready-to-drink beverages and higher desserts volume, partially offset by lower shipments of coffee. In Cheese, Meals and Enhancers, volume increased, due primarily to improved consumption and share trends in cheese from increased marketing spending, and higher shipments in Canada and Mexico. Volume in KFNA’s food service business in the United States increased, due to higher shipments to national accounts. In Oscar Mayer and Pizza, volume increased, due primarily to higher shipments of cold cuts, hot dogs, bacon, soy-based meat alternatives and frozen pizza. Volume decreased in Biscuits, Snacks and Confectionery, due primarily to weakness in cookies resulting from the impact of consumers’ health and wellness focus, lower contributions from new products and higher pricing.

•        International food: Net revenues increased $865 million (10.5%), due to favorable currency ($610 million), higher pricing ($320 million, reflecting higher commodity and currency devaluation-driven cost increases in Latin America) and the impact of acquisitions ($57 million), partially offset by the impact of divestitures ($66 million) and lower volume/mix ($56 million).

Operating companies income decreased $48 million (3.6%), due primarily to higher marketing, administration and research costs ($98 million, including higher benefit costs and infrastructure investment in developing markets), the net impact of gains on sales of businesses ($41 million), lower volume/mix ($29 million) and the impact of divestitures, partially offset by favorable currency ($72 million), higher pricing, net of cost increases ($36 million, including fixed manufacturing costs), the 2002 pre-tax charges for integration costs ($17 million) and the impact of acquisitions ($7 million).

Exhibit 13

Volume decreased 1.6%, due primarily to the impact of divestitures, the adverse impact of the summer heat wave in Europe on the coffee and confectionery businesses, and price competition, partially offset by growth in developing markets and the impact of acquisitions.

In Europe, Middle East and Africa, volume increased, driven by growth in the Central and Eastern Europe, Middle East and Africa region, benefiting from the impact of acquisitions and new product introductions, partially offset by the adverse impact of the summer heat wave across Europe, price competition and the impact of divestitures. Snacks volume increased, benefiting from acquisitions, partially offset by the adverse impact of the summer heat wave on confectionery shipments and price competition. Beverages volume declined, due primarily to the summer heat wave across Europe (which had an adverse impact on coffee shipments) and price competition. These declines were partially offset by increased coffee shipments in Russia, benefiting from expanded distribution, and Poland, aided by new product introductions. In convenient meals, volume declined, due primarily to the divestiture of a European rice business, partially offset by higher shipments of canned meats in Italy. In cheese, volume decreased, due primarily to the impact of price competition in Germany and Spain, partially offset by higher shipments of cream cheese in Italy.

Volume decreased in the Latin America and Asia Pacific region, due primarily to the divestiture of a Latin American bakery ingredients business in 2002, partially offset by growth in Argentina, Brazil, China and Australia. In grocery, volume declined in Latin America, due primarily to the divestiture of a bakery ingredients business in the fourth quarter of 2002. Snacks volume increased, due primarily to new product introductions in Brazil, Argentina, China and Australia, partially offset by lower confectionery volume due to trade inventory reductions, price competition and economic weakness in Brazil. In beverages, volume increased, driven by growth in Brazil, Venezuela and China, aided by new product introductions. In cheese, volume increased due to higher shipments to the Philippines and Australia, partially offset by declines in the Latin American region. Convenient meals volume also grew, benefiting from gains in Argentina.

2002 compared with 2001

The following discussion compares food operating results for 2002 with 2001.

•        North American food: Net revenues increased $515 million (2.5%), due primarily to higher volume/mix ($437 million) and the inclusion in 2002 of a business that was previously held for sale ($252 million), partially offset by lower net pricing ($154 million).

Operating companies income increased $157 million (3.3%), due primarily to favorable margins ($176 million, driven by lower commodity-related costs and productivity savings) and higher volume/mix ($174 million), partially offset by higher benefit expenses, including the 2002 pre-tax charges for asset impairment and exit costs ($135 million).

Volume increased 8.2%. In Cheese, Meals and Enhancers, volume increased, due primarily to the inclusion in 2002 of a business that was previously held for sale, increases in Kraft pourable dressings, barbecue sauce, higher shipments of macaroni & cheese dinners and the 2001 acquisition of It’s Pasta Anytime, partially offset by lower shipments of cheese. Cheese volume declined, as lower dairy costs in 2002 resulted in aggressive competitive activity by private label manufacturers in the form of reduced prices and increased merchandising levels. Volume increased slightly in Biscuits, Snacks and Confectionery, driven primarily by higher shipments of biscuits, which benefited from new product introductions, and higher shipments of snacks, due primarily to promotional initiatives, partially offset by lower confectionery shipments due to competitive activity in the breath-freshening category. Volume gains were achieved in Beverages, Desserts and Cereals, driven primarily by the strength of ready-to-drink beverages, coffee and desserts. In Oscar Mayer and Pizza, volume increased due primarily to hot dogs, bacon, soy-based meat alternatives and frozen pizza.

•        International food: Net revenues decreased $26 million (0.3%), due primarily to unfavorable currency ($271 million), lower volume/mix ($36 million) and the impact of divested businesses, partially offset by the impact of acquisitions ($181 million) and higher net pricing ($122 million).

Operating companies income increased $91 million (7.3%), due primarily to pre-tax gains on sales of businesses ($64 million), favorable margins ($37 million, including productivity savings), lower marketing, administration and research costs ($23 million, including synergy savings) and the impact of acquisitions ($18 million), partially offset by lower volume/mix ($19 million), the 2002 pre-tax charge for integration costs ($17 million) and the impact of businesses divested since the beginning of 2001.

Volume increased 2.8%, benefiting from acquisitions, new product introductions, geographic expansion and marketing programs, partially offset by the impact of economic weakness in several Latin American countries and the impact of divested businesses since the beginning of 2001.

In Europe, Middle East and Africa, volume increased, benefiting from acquisitions and from growth in most markets across the region, including Italy, the United Kingdom, Sweden, the Ukraine, the Middle East and Poland, partially offset by declines in Germany and Romania. In beverages, volume increased in both coffee and refreshment beverages. Coffee volume grew in most markets, driven by new product introductions, and acquisitions in Romania, Morocco and Bulgaria. In Germany, coffee volume decreased, reflecting market softness and increased price competition. Refreshment beverages volume also increased, driven by geographic expansion and new product introductions. Snacks volume increased, benefiting from confectionery acquisitions in Russia and Poland, a snacks acquisition in Turkey and new product introductions. Snacks volume growth was moderated by lower volume in Germany, due to increased price competition, and in Romania, due to lower consumer purchasing power. Cheese volume increased, due primarily to cream cheese growth across the region. In convenient meals, volume increased, due primarily to introductions of new lunch combinations in the United Kingdom and higher shipments of canned meats in Italy against a weak comparison in 2001.

Volume increased in the Latin America and Asia Pacific region driven by the acquisition of a biscuits business in Australia and gains across a number of markets, partially offset by a volume decline in Argentina due to economic weakness, lower results in China and the impact of businesses sold. Beverages volume increased, due primarily to growth in powdered beverages in Latin America and Asia Pacific, benefiting from new product introductions. Snacks volume increased, driven primarily by new biscuit product introductions, geographic expansion, and by the 2002 acquisition of a biscuits business in Australia, partially offset by the negative impact of continued economic weakness in Argentina and distributor inventory reductions in China. In grocery, volume declined in both Latin America and Asia Pacific.

Exhibit 13

Beer

Operating Results

	Net Revenues		Operating Companies Income
(in millions)	2002	2001	2002	2001
Beer	$2,641	$4,791	$276	$481

On July 9, 2002, Miller merged into SAB to form SABMiller. The transaction, which is discussed more fully in Note 3 to the consolidated financial statements, resulted in a pre-tax gain of $2.6 billion, or $1.7 billion after-tax. Beginning with the third quarter of 2002, ALG ceased consolidating the operating results and balance sheet of Miller and began to account for its ownership interest in SABMiller under the equity method. The decline in 2002 net revenues and operating companies income from the 2001 levels reflects the exclusion of Miller’s operating results during the second half of 2002.

Financial Services

Business Environment

During 2003, PMCC shifted its strategic focus from an emphasis on the growth of its portfolio of finance leases through new investments to one of maximizing investment gains and generating cash flows from its existing portfolio of leased assets. Accordingly, PMCC’s operating companies income will continue to decrease as lease investments mature or are sold. During 2003, PMCC received proceeds from asset sales and maturities of $507 million and recorded gains of $45 million in operating companies income.

Among its leasing activities, PMCC leases a number of aircraft, predominantly to major U.S. carriers. At December 31, 2003, approximately 26%, or $2.3 billion of PMCC’s investment in finance lease assets related to aircraft. In recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million in the fourth quarter of 2002. Developments in the airline industry during 2003 and 2002 that affected aircraft leases held by PMCC included the following:

•	PMCC leases a Boeing 747-400 freighter aircraft to Atlas Air, Inc. (“Atlas”) under a long-term leveraged lease. The aircraft represents an investment in a leveraged lease of $42 million, which equals 0.5% of PMCC’s portfolio of finance lease assets at December 31, 2003. In July 2003, Atlas defaulted on its lease payments to PMCC, and PMCC ceased recording income on the lease. On January 30, 2004, Atlas filed a Chapter 11 bankruptcy petition. Subsequently, PMCC, Atlas and the leveraged lease lenders have reached conditional agreements on the restructuring of PMCC’s lease. If ratified by all parties, the financial impact to PMCC will not be material.

•	During May 2003, in connection with the efforts of American Airlines, Inc. (“American”) to avoid a bankruptcy filing, PMCC, American and the leveraged lease lenders entered into an agreement to restructure the leases on 14 of PMCC’s 28 MD-80 aircraft currently under long-term leveraged leases with American. This agreement resulted in a $28 million charge against PMCC’s allowance for losses during the second quarter of 2003 and a reduction of $30 million of lease income over the remaining terms of the leases. Leases on the remaining 14 aircraft were unchanged. As of December 31, 2003, PMCC’s aggregate exposure to American totaled $212 million, which equals 2.4% of PMCC’s portfolio of finance lease assets.

•	On March 31, 2003, US Airways Group, Inc. (“US Airways”) emerged from Chapter 11 bankruptcy protection. PMCC currently leases 16 Airbus A319 aircraft to US Airways under long-term leveraged leases, which expire in 2018 and 2019. The leased aircraft represent an investment in finance lease assets of $142 million, or 1.6% of PMCC’s portfolio of finance lease assets at December 31, 2003. Pursuant to an agreement reached between US Airways and PMCC, US Airways affirmed these leases when it emerged from bankruptcy. This agreement resulted in a $13 million charge against PMCC’s allowance for losses during the first quarter of 2003 and a reduction of $7 million of lease income over the remaining terms of the leases. During January 2004, US Airways’ corporate credit rating was reduced to B- (Credit Watch negative) by Standard & Poor’s. A further downgrade would result in a covenant breach under its regional jet financing commitments from third parties other than PMCC. Successful implementation of US Airways’ turnaround plan is dependent upon this financing.

•	On December 9, 2002, United Air Lines Inc. (“UAL”) filed for Chapter 11 bankruptcy protection. At that time, PMCC leased 24 Boeing 757 aircraft to UAL, 22 under long-term leveraged leases and two under long-term single investor leases. Subsequently, PMCC purchased $239 million of senior nonrecourse debt on 16 of the aircraft under leveraged leases, which were then treated as single investor leases for accounting purposes. The subordinated debt totaling $214 million was held by UAL and was recorded by PMCC in other liabilities. As of February 28, 2003, PMCC entered into an agreement with UAL to amend these 16 leases, as well as the two single investor leases. Among other modifications, the subordinated debt outstanding on these 16 leveraged leases was satisfied. As of December 31, 2003, PMCC’s aggregate exposure to UAL totaled $596 million, which equals 6.8% of PMCC’s portfolio of finance lease assets at December 31, 2003. PMCC continues to discuss its leases with UAL in its efforts to restructure and emerge from bankruptcy.

It is possible that further adverse developments in the airline industry may require PMCC to increase its allowance for losses in future periods.

Exhibit 13

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2003	2002	2001	2003	2002	2001
Financial Services	$432	$495	$435	$313	$55	$296

PMCC’s net revenues for 2003 decreased $63 million (12.7%) from 2002, due primarily to the previously discussed change in strategy which resulted in lower income from leasing activities. PMCC’s operating companies income for 2003 increased $258 million over 2002, due primarily to the previously discussed 2002 provision for airline industry exposure, partially offset by the impact of lower investment balances as a result of PMCC’s change in strategic direction.

PMCC’s net revenues for 2002 increased $60 million (13.8%) over 2001, due primarily to growth in leasing activities and gains derived from PMCC’s finance asset portfolio, including a significant gain during the second quarter of 2002 from the early termination of a lease. Operating companies income for 2002 decreased $241 million (81.4%) from 2001, due primarily to the previously discussed provision for exposure related to the airline industry.

Financial Review

•        Net Cash Provided by Operating Activities: During 2003, net cash provided by operating activities was $10.8 billion compared with $10.6 billion during 2002. The increase of $204 million was due primarily to a lower use of cash to fund working capital, partially offset by a use of cash to fund the Price escrow.

During 2002, net cash provided by operating activities was higher than 2001, due primarily to PM USA’s 2001 establishment of an escrow account related to the Engle case (see Note 18) and an increase in deferred taxes in 2002 (due primarily to the Miller transaction), partially offset by 2002 contributions to U.S. and non-U.S. pension funds.

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

During 2003, 2002 and 2001, net cash used in investing activities was $2.4 billion, $2.5 billion and $2.9 billion, respectively. The decrease in 2003 reflects fewer investments in finance assets during 2003, partially offset by a higher level of acquisitions made in 2003. The decrease in 2002 primarily reflects lower levels of cash used for acquisitions and an increase in cash provided by the sales of businesses.

Capital expenditures for 2003 decreased 1.7% to $2.0 billion. Approximately 40% related to tobacco operations and approximately 50% related to food operations; the expenses were primarily for modernization and consolidation of manufacturing facilities, and expansion of certain production capacity. In 2004, capital expenditures are expected to be at or slightly above 2003 expenditures and are expected to be funded by operating cash flows.

•        Net Cash Used in Financing Activities: During 2003, net cash used in financing activities was $5.5 billion, compared with $8.2 billion in 2002 and $6.4 billion in 2001. The decrease of $2.7 billion from 2002 was due primarily to a lower level of ALG payments for common stock repurchases in 2003 ($5.4 billion), partially offset by a lower net issuance of consumer products debt in 2003. The increase in net cash used in financing activities in 2002 over 2001 was due primarily to the use of approximately $1.7 billion of cash flow from the Miller transaction to repurchase shares of ALG common stock.

•        Debt and Liquidity:

Credit Ratings: Following a $10.1 billion judgment on March 21, 2003 against PM USA in the Price litigation, which is discussed in Note 18, the three major credit rating agencies took a series of ratings actions resulting in the lowering of ALG’s short-term and long-term debt ratings. During 2003, Moody’s lowered ALG’s short-term debt rating from “P-1” to “P-3” and its long-term debt rating from “A2” to “Baa2.” Standard & Poor’s lowered ALG’s short-term debt rating from “A-1” to “A-2” and its long-term debt rating from “A-” to “BBB.” Fitch Rating Services lowered ALG’s short-term debt rating from “F-1” to “F-2” and its long-term debt rating from “A” to “BBB.”

While Kraft is not a party to, and has no exposure to, this litigation, its credit ratings were also lowered, but to a lesser degree. As a result of the rating agencies’ actions, borrowing costs for ALG and Kraft have increased. None of ALG’s or Kraft’s debt agreements require accelerated repayment as a result of a decrease in credit ratings.

Credit Lines: ALG and Kraft each maintain separate revolving credit facilities that they have historically used to support the issuance of commercial paper. However, as a result of the rating agencies’ actions discussed above, ALG’s and Kraft’s access to the commercial paper market was temporarily eliminated. Subsequently, in April 2003, ALG and Kraft began to borrow against existing credit facilities to repay maturing commercial paper and to fund normal working capital needs. By the end of May 2003, Kraft regained its access to the commercial paper market, and in November 2003, ALG regained limited access to the commercial paper market.

At December 31, 2003, credit lines for ALG and Kraft, and the related activity were as follows (in billions of dollars):

	ALG
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day	$1.3	$—	$—	$1.3
Multi-year	5.0	0.5	0.5	4.0

	$6.3	$0.5	$0.5	$5.3

	Kraft
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day	$2.5	$—	$0.3	$2.2
Multi-year	2.0		1.9	0.1

	$4.5	$—	$2.2	$2.3

Exhibit 13

The ALG multi-year revolving credit facility requires the maintenance of a fixed charges coverage ratio. The Kraft multi-year revolving credit facility, which is for the sole use of Kraft, requires the maintenance of a minimum net worth. ALG and Kraft met their respective covenants at December 31, 2003, and expect to continue to meet their respective covenants. The multi-year facilities both expire in July 2006 and enable the respective companies to reclassify short-term debt on a long-term basis. At December 31, 2003, $1.9 billion of commercial paper borrowings that Kraft intends to refinance were reclassified as long-term debt. The ALG 364-day revolving credit facility expires in July 2004. It requires the maintenance of a fixed charges coverage ratio and prohibits ALG from repurchasing its common stock while borrowings are outstanding against either ALG’s 364-day or multi-year facility. In addition, the size of the 364-day facility will be reduced by 50% of the amount of the net proceeds of any long-term capital markets transactions completed by ALG. As a result of ALG’s issuance of $1.5 billion of long-term debt in November 2003, the ALG 364-day revolving credit facility was reduced from $2.0 billion to $1.3 billion. The Kraft 364-day revolving credit facility also expires in July 2004. It requires the maintenance of a minimum net worth. These facilities do not include any additional financial tests, any credit rating triggers or any provisions that could require the posting of collateral.

In addition to the above, certain international subsidiaries of ALG and Kraft maintain uncommitted credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $1.4 billion for ALG subsidiaries (other than Kraft) and approximately $0.7 billion for Kraft subsidiaries, are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.4 billion at December 31, 2003.

Debt: Altria Group, Inc.’s total debt (consumer products and financial services) was $24.5 billion and $23.3 billion at December 31, 2003 and 2002, respectively. Total consumer products debt was $22.3 billion and $21.2 billion at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, Altria Group, Inc.’s ratio of consumer products debt to total equity was 0.89 and 1.09, respectively. The ratio of total debt to total equity was 0.98 and 1.20 at December 31, 2003 and 2002, respectively. Fixed-rate debt constituted approximately 80% of total consumer products debt at December 31, 2003 and 2002. The weighted average interest rate on total consumer products debt, including the impact of swap agreements, was approximately 5.2% and 5.1% at December 31, 2003 and 2002, respectively.

In November 2003, ALG completed the issuance of $1.5 billion in long-term notes under an existing shelf registration statement. The borrowings included $500 million of 5-year notes bearing interest at a rate of 5.625% and $1.0 billion of 10-year notes bearing interest at a rate of 7.0%. The net proceeds from this transaction were used to retire borrowings against the ALG revolving credit facilities. At December 31, 2003, ALG had $2.8 billion of capacity remaining under its shelf registration.

In April 2002, Kraft filed a Form S-3 shelf registration statement with the SEC, under which Kraft may sell debt securities and/or warrants to purchase debt securities in one or more offerings up to a total amount of $5.0 billion. In September 2003, Kraft issued $1.5 billion of fixed rate notes under the shelf registration. At December 31, 2003, Kraft had $250 million of capacity remaining under its shelf registration.

In May 2002, Miller borrowed $2.0 billion under a one-year bank term loan agreement. At the closing of the Miller transaction on July 9, 2002, ALG received 430 million shares of SABMiller in exchange for Miller. The Miller borrowing was outstanding as of the closing of the Miller transaction. ALG does not guarantee the debt of Miller or Kraft.

•        Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 18, at December 31, 2003, Altria Group, Inc. had third-party guarantees, which are primarily derived from acquisition and divestiture activities, approximating $256 million, of which $212 million have no specified expiration dates. The remainder expire through 2023, with $13 million expiring during 2004. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $55 million on its consolidated balance sheet at December 31, 2003, relating to these guarantees. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2003, subsidiaries of ALG were also contingently liable for $1.4 billion of guarantees related to their own performance, consisting of the following:

•	$1.1 billion of guarantees of excise tax and import duties related primarily to international shipments of tobacco products. In these agreements, a financial institution provides a guarantee of tax payments to the respective governments. PMI then issues a guarantee to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of tobacco products in international markets, and the underlying taxes payable are recorded on Altria Group, Inc.’s consolidated balance sheet.

•	$0.3 billion of other guarantees related to the tobacco and food businesses.

Although Altria Group, Inc.’s guarantees of its own performance are frequently short term in nature, the short-term guarantees are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Exhibit 13

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.’s contractual obligations at December 31, 2003:

	Payments Due
(in millions)	Total	2004	2005 - 2006	2007 - 2008	2009 and Thereafter
Long-term debt(1):
Consumer products	$18,757	$1,661	$5,029	$4,677	$7,390
Financial services	2,210	184	950	577	499

	20,967	1,845	5,979	5,254	7,889
Operating leases(2)	2,043	552	676	365	450
Purchase obligations(3):
Inventory and production costs	8,694	3,940	2,909	617	1,228
Other	3,065	1,961	930	165	9

	11,759	5,901	3,839	782	1,237
Other long-term liabilities(4)	205		171	13	21

	$34,974	$8,298	$10,665	$6,414	$9,597

(1)	Amounts represent the expected cash payments of Altria Group, Inc.’s long-term debt and do not include short-term borrowings reclassified as long-term debt, bond premiums or discounts, or nonrecourse debt issued by PMCC.

(2)	Amounts represent the minimum rental commitments under non-cancelable operating leases. Altria Group, Inc. has no significant capital lease obligations.

(3)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specified all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(4)	Other long-term liabilities primarily consist of tax assessment payments relating to Italian tax matters at PMI (as discussed in Note 18) and specific severance and incentive compensation arrangements. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension, postretirement health care and postemployment costs, income taxes, minority interest, insurance accruals and other accruals. Altria Group, Inc. is unable to estimate the timing of payments for these items. Currently, Altria Group, Inc. anticipates making U.S. pension contributions of approximately $100 million in 2004, based on current tax law (as discussed in Note 15).

The State Settlement Agreements and related legal fee payments, and payments to a tobacco-growers trust fund, as discussed below and in Note 18, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, market share and industry volume. Litigation escrow deposits due in 2004 and thereafter, as discussed below and in Note 18, are also excluded from the table above since these deposits will be returned to PM USA should it prevail on appeal.

Tobacco Litigation Settlement Payments: As discussed previously and in Note 18, PM USA, along with other domestic tobacco companies, has entered into State Settlement Agreements that require the domestic tobacco industry to make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustment for several factors, including inflation, market share and industry volume: 2004 through 2007, $8.4 billion each year; and thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million. PM USA and the other settling defendants also agreed to make payments to a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by four of the major domestic tobacco product manufacturers, including PM USA, over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (in 2004 through 2008, $500 million each year; and 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, industry volume and certain other contingent events, and, in general, are to be allocated based on each manufacturer’s relative market share.

Litigation Escrow Deposits: As discussed in Note 18, in connection with obtaining a stay of execution in May 2001 in the Engle class action, PM USA placed $1.2 billion into an interest-bearing escrow account. The $1.2 billion escrow account and a deposit of $100 million related to the bonding requirement are included in the December 31, 2003 and 2002 consolidated balance sheets as other assets. These amounts will be returned to PM USA should it prevail in its appeal of the case. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

In addition, in connection with obtaining a stay of execution in the Price case, PM USA placed a pre-existing 7.0%, $6 billion long-term note from ALG to PM USA into an escrow account with an Illinois financial institution. Since this note is the result of an intercompany financing arrangement, it does not appear on the consolidated balance sheet of Altria Group, Inc. In addition, PM USA agreed to make cash deposits with the clerk of the Madison County Circuit Court in the following amounts: beginning October 1, 2003, an amount equal to the interest earned by PM USA on the ALG note ($210 million every six months), an additional $800 million in four equal quarterly installments between September 2003 and June 2004 and the payments of the principal of the note which are due in April 2008, 2009 and 2010. Through December 31, 2003, PM USA made $610 million of the cash deposits due under the judge’s order. Cash deposits into the account are included in other assets on the consolidated balance sheet. If PM USA prevails on appeal, the escrowed note and all cash deposited with the court will be returned to PM USA, with accrued interest less administrative fees payable to the court.

Exhibit 13

With respect to certain adverse verdicts currently on appeal, other than the Engle and the Price cases discussed above, as of December 31, 2003, PM USA has posted various forms of security totaling $367 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. In addition, as discussed in Note 18, PMI placed €51 million in an escrow account pending appeal of an adverse verdict in Italy. These cash deposits are included in other assets on the consolidated balance sheets.

As discussed above under “Tobacco — Business Environment,” the present legislative and litigation environment is substantially uncertain and could result in material adverse consequences for the business, financial condition, cash flows or results of operations of ALG, PM USA and PMI. Assuming there are no material adverse developments in the legislative and litigation environment, Altria Group, Inc. expects its cash flow from operations to provide sufficient liquidity to meet the ongoing needs of the business.

•        Equity and Dividends: During 2003 and 2002, ALG repurchased 18.7 million and 134.4 million shares, respectively, of its common stock at a cost of $0.7 billion and $6.3 billion, respectively. During 2003, ALG completed its three-year, $10 billion share repurchase program and began a one-year, $3 billion share repurchase program. At December 31, 2003, cumulative repurchases under the $3 billion authority totaled approximately 7.0 million shares at an aggregate cost of $241 million. Following the rating agencies’ actions in the first quarter of 2003, discussed above in “Credit Ratings,” ALG suspended its share repurchase program. During the second half of 2002, ALG accelerated its rate of share repurchases by utilizing approximately $1.7 billion of cash flow to Altria Group, Inc. resulting from the Miller transaction.

During 2003, Kraft completed its $500 million share repurchase program and began a $700 million share repurchase program. During 2003 and 2002, Kraft repurchased 12.5 million and 4.4 million shares of its Class A common stock at a cost of $380 million and $170 million, respectively. As of December 31, 2003, Kraft had repurchased 1.6 million shares of its Class A common stock, under the new $700 million authority, at a cost of $50 million.

Altria Group, Inc. purchased 1.6 million shares of Kraft’s Class A common stock in open market transactions during 2002 in order to completely satisfy a one-time grant of Kraft options to employees of Altria Group, Inc. at the time of the Kraft IPO.

As discussed in Note 11 to the consolidated financial statements, in January 2003 Altria Group, Inc. granted approximately 2.3 million shares of restricted stock to eligible U.S.-based employees and Directors of Altria Group, Inc. and also issued to eligible non-U.S. employees rights to receive approximately 1.5 million equivalent shares. Restrictions on the shares lapse in the first quarter of 2006.

Dividends paid in 2003 and 2002 were $5.3 billion and $5.1 billion, respectively, an increase of 4.3%, reflecting a higher dividend rate in 2003, partially offset by a lower number of shares outstanding as a result of share repurchases. During the third quarter of 2003, Altria Group, Inc.’s Board of Directors approved a 6.3% increase in the quarterly dividend rate to $0.68 per share. As a result, the annualized dividend rate increased to $2.72 from $2.56.

Market Risk

ALG’s subsidiaries operate globally, with manufacturing and sales facilities in various locations around the world. ALG and its subsidiaries utilize certain financial instruments to manage foreign currency and commodity exposures. Derivative financial instruments are used by ALG and its subsidiaries, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates and commodity prices, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes.

A substantial portion of Altria Group, Inc.’s derivative financial instruments is effective as hedges. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2003, 2002 and 2001, as follows:

(in millions)	2003	2002	2001
(Loss) gain as of January 1,	$(77)	$33	$—
Impact of SFAS No. 133 adoption			15
Derivative (gains) losses transferred to earnings	(42)	1	(84)
Change in fair value	36	(111)	102

(Loss) gain as of December 31,	$(83)	$(77)	$33

The fair value of all derivative financial instruments has been calculated based on market quotes.

•        Foreign exchange rates: Altria Group, Inc. uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany forecasted transactions and balances. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2003 and 2002, Altria Group, Inc. had option and forward foreign exchange contracts with aggregate notional amounts of $13.6 billion and $10.1 billion, respectively, which are comprised of contracts for the purchase and sale of foreign currencies. Included in the foreign currency aggregate notional amounts at December 31, 2003 and 2002, were $3.4 billion and $2.6 billion, respectively, of equal and offsetting foreign currency positions, which do not qualify as hedges and that will not result in any significant gain or loss. In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. A substantial portion of the foreign currency swap agreements are accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under U.S. GAAP was insignificant as of December 31, 2003 and 2002. At December 31, 2003 and 2002, the notional amounts of foreign currency swap agreements aggregated $2.5 billion.

Exhibit 13

Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2003 and 2002, losses of $121 million, net of income taxes, and losses of $163 million, net of income taxes, respectively, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

•        Commodities: Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts as cash flow hedges, primarily for coffee, cocoa, milk and cheese. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean oil. At December 31, 2003 and 2002, Kraft had net long commodity positions of $255 million and $544 million, respectively. In general, commodity forward contracts qualify for the normal purchase exception under U.S. GAAP. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2003 and 2002.

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

The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. Altria Group, Inc. used a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2003 and 2002, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

The estimated potential one-day loss in fair value of Altria Group, Inc.’s interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/03	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$20	$35	$74	$20
Commodity prices	5	5	7	3

	Fair Value Impact
(in millions)	At 12/31/03	Average	High	Low
Instruments sensitive to:
Interest rates	$119	$139	$171	$113

	Pre-Tax Earnings Impact
(in millions)	At 12/31/02	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$33	$47	$69	$29
Commodity prices	4	6	9	4

	Fair Value Impact
(in millions)	At 12/31/02	Average	High	Low
Instruments sensitive to:
Interest rates	$99	$95	$114	$75

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

Exhibit 13

New Accounting Standards

See Note 2 to the consolidated financial statements for a discussion of recently adopted accounting standards.

Contingencies

See Note 18 to the consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We* may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor Webcasts. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in Altria Group, Inc.’s securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” sections preceding our discussion of operating results of our subsidiaries’ businesses. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time.

•        Tobacco-Related Litigation: There is substantial litigation related to tobacco products in the United States and certain foreign jurisdictions. We anticipate that new cases will continue to be filed. Damages claimed in some of the tobacco-related litigation range into the billions of dollars. Although, to date, our tobacco subsidiaries have never had to pay a judgment in a tobacco related case, there are presently 13 cases on appeal in which verdicts were returned against PM USA, including a compensatory and punitive damages verdict totaling approximately $10.1 billion in the Price case in Illinois. Generally, in order to prevent a plaintiff from seeking to collect a judgment while the verdict is being appealed, the defendant must post an appeal bond, frequently in the amount of the judgment or more, or negotiate an alternative arrangement with plaintiffs. In the event of future losses at trial, we may not always be able to obtain the required bond or to negotiate an acceptable alternative arrangement.

The present litigation environment is substantially uncertain, and it is possible that our business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of pending litigation, including certain of the verdicts against us that are on appeal. We intend to continue vigorously defending all tobacco-related litigation, although we may enter into settlement discussions in particular cases if we believe it is in the best interest of our stockholders to do so. Please see Note 18 for a discussion of pending tobacco-related litigation.

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

•        Excise Taxes: Cigarettes are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the EU and in other foreign jurisdictions.

These tax increases are expected to continue to have an adverse impact on sales of cigarettes by our tobacco subsidiaries, due to lower consumption levels and to a shift in sales from the premium to the non-premium or discount segments or to sales outside of legitimate channels.

•        Increased Competition in the Domestic Tobacco Market: Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces increased competition from lowest priced brands sold by certain domestic and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may take advantage of certain provisions in the legislation that permit the non-settling manufacturers to concentrate their sales in a limited number of states and thereby avoid escrow deposit obligations on the majority of their sales. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes and increased imports of foreign lowest priced brands. The competitive environment has been characterized by weak economic conditions, erosion of consumer confidence, a continued influx of cheap products, and higher prices due to higher state excise taxes and list price increases. As a result, the lowest priced products of manufacturers of numerous small share brands have increased their market share, putting pressure on the industry’s premium segment.

•        Governmental Investigations: From time to time, ALG and its tobacco subsidiaries are subject to governmental investigations on a range of matters. Ongoing investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain international markets and allegations of false and misleading usage of descriptors,

*	This section uses the terms “we,” “our” and “us” when it is not necessary to distinguish among ALG and its various operating subsidiaries or when any distinction is clear from the context.

Exhibit 13

such as “Lights” and “Ultra Lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations.

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

•        Foreign Currency: Our international food and tobacco subsidiaries conduct their businesses in local currency and, for purposes of financial reporting, their results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars.

•        Competition and Economic Downturns: Each of our consumer products subsidiaries is subject to intense competition, changes in consumer preferences and local economic conditions. To be successful, they must continue to:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and to broaden brand portfolios in order to compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels;

•	improve productivity; and

•	respond effectively to changing prices for their raw materials.

The willingness of consumers to purchase premium cigarette brands and premium food and beverage brands depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label and other economy brands and the volume of our consumer products subsidiaries could suffer accordingly.

Our finance subsidiary, PMCC, holds investments in finance leases, principally in transportation, power generation and manufacturing equipment and facilities. Its lessees are also subject to intense competition and economic conditions. If counterparties to PMCC’s leases fail to manage through difficult economic and competitive conditions, PMCC may have to increase its allowance for losses, which would adversely affect our profitability.

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

•        Raw Material Prices: The raw materials used by our consumer products subsidiaries are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material and packaging cost, and our operating subsidiaries may be unable to increase their prices to offset these increased costs without suffering reduced volume, net revenue and operating companies income. We do not fully hedge against changes in commodity prices and our hedging strategies may not work as planned.

•        Food Safety, Quality and Health Concerns: We could be adversely affected if consumers in Kraft’s principal markets lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, like the recent publicity about genetically modified organisms and “mad cow disease” in Europe and North America, whether or not valid, may discourage consumers from buying Kraft’s products or cause production and delivery disruptions. Recent publicity concerning the health implications of obesity and trans-fatty acids could also reduce consumption of certain of Kraft’s products. In addition, Kraft may need to recall some of its products if they become adulterated or misbranded. Kraft may also be liable if the consumption of any of its products causes injury. A widespread product recall or a significant product liability judgment could cause products to be unavailable for a period of time and a loss of consumer confidence in Kraft’s food products and could have a material adverse effect on Kraft’s business.

•        Limited Access to Commercial Paper Market: As a result of actions by credit rating agencies during 2003, ALG currently has limited access to the commercial paper market, and may have to rely on its revolving credit facilities instead.

Exhibit 13

Selected Financial Data–Five-Year Review

(in millions of dollars, except per share data)

	2003	2002	2001	2000	1999
Summary of Operations:
Net revenues	$81,832	$80,408	$80,879	$73,503	$72,685
United States export sales	3,529	3,658	3,866	4,347	5,061
Cost of sales	31,870	32,748	33,900	29,687	29,913
Federal excise taxes on products	3,698	4,229	4,418	4,537	3,390
Foreign excise taxes on products	17,430	13,997	12,791	12,733	13,555

Operating income	15,910	16,601	15,702	14,806	13,616
Interest and other debt expense, net	1,150	1,134	1,418	719	795
Earnings before income taxes, minority interest and cumulative effect of accounting change	14,760	18,098	14,284	14,087	12,821
Pre-tax profit margin	18.0%	22.5%	17.7%	19.2%	17.6%
Provision for income taxes	5,151	6,424	5,407	5,450	5,020

Earnings before minority interest and cumulative effect of accounting change	9,609	11,674	8,877	8,637	7,801
Minority interest in earnings and other, net	405	572	311	127	126
Earnings before cumulative effect of accounting change	9,204	11,102	8,566	8,510	7,675
Cumulative effect of accounting change			(6)
Net earnings	9,204	11,102	8,560	8,510	7,675

Basic EPS before cumulative effect of accounting change	4.54	5.26	3.93	3.77	3.21
Per share cumulative effect of accounting change			(0.01)
Basic EPS	4.54	5.26	3.92	3.77	3.21
Diluted EPS before cumulative effect of accounting change	4.52	5.21	3.88	3.75	3.19
Per share cumulative effect of accounting change			(0.01)
Diluted EPS	4.52	5.21	3.87	3.75	3.19
Dividends declared per share	2.64	2.44	2.22	2.02	1.84
Weighted average shares (millions) — Basic	2,028	2,111	2,181	2,260	2,393
Weighted average shares (millions) — Diluted	2,038	2,129	2,210	2,272	2,403

Capital expenditures	1,974	2,009	1,922	1,682	1,749
Depreciation	1,431	1,324	1,323	1,126	1,120
Property, plant and equipment, net (consumer products)	16,067	14,846	15,137	15,303	12,271
Inventories (consumer products)	9,540	9,127	8,923	8,765	9,028
Total assets	96,175	87,540	84,968	79,067	61,381
Total long-term debt	21,163	21,355	18,651	19,154	12,226
Total debt — consumer products	22,329	21,154	20,098	27,196	13,522
— financial services	2,210	2,166	2,004	1,926	946

Total deferred income taxes	10,943	9,739	8,622	4,750	3,751
Stockholders’ equity	25,077	19,478	19,620	15,005	15,305
Common dividends declared as a % of Basic EPS	58.1%	46.4%	56.6%	53.6%	57.3%
Common dividends declared as a % of Diluted EPS	58.4%	46.8%	57.4%	53.9%	57.7%
Book value per common share outstanding	12.31	9.55	9.11	6.79	6.54
Market price per common share — high/low	55.03-27.70	57.79-35.40	53.88-38.75	45.94-18.69	55.56-21.25

Closing price of common share at year end	54.42	40.53	45.85	44.00	23.00
Price/earnings ratio at year end — Basic	12	8	12	12	7
Price/earnings ratio at year end — Diluted	12	8	12	12	7
Number of common shares outstanding at year end (millions)	2,037	2,039	2,153	2,209	2,339
Number of employees	165,000	166,000	175,000	178,000	137,000

Exhibit 13

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2003	2002
Assets
Consumer products
Cash and cash equivalents	$3,777	$565
Receivables (less allowances of $135 and $142)	5,256	5,139
Inventories:
Leaf tobacco	3,591	3,605
Other raw materials	2,009	1,935
Finished product	3,940	3,587

	9,540	9,127
Other current assets	2,809	2,610

Total current assets	21,382	17,441
Property, plant and equipment, at cost:
Land and land improvements	840	710
Buildings and building equipment	6,917	6,219
Machinery and equipment	18,230	16,127
Construction in progress	1,246	1,497

	27,233	24,553
Less accumulated depreciation	11,166	9,707

	16,067	14,846
Goodwill	27,742	26,037
Other intangible assets, net	11,803	11,834
Other assets	10,641	8,151

Total consumer products assets	87,635	78,309
Financial services
Finance assets, net	8,393	9,075
Other assets	147	156

Total financial services assets	8,540	9,231

Total Assets	$96,175	$87,540

See notes to consolidated financial statements.

Exhibit 13

at December 31,	2003	2002
Liabilities
Consumer products
Short-term borrowings	$1,715	$407
Current portion of long-term debt	1,661	1,558
Accounts payable	3,198	3,088
Accrued liabilities:
Marketing	2,443	3,192
Taxes, except income taxes	2,325	1,735
Employment costs	1,363	1,099
Settlement charges	3,530	3,027
Other	2,455	2,563
Income taxes	1,316	1,103
Dividends payable	1,387	1,310

Total current liabilities	21,393	19,082
Long-term debt	18,953	19,189
Deferred income taxes	7,295	6,112
Accrued postretirement health care costs	3,216	3,128
Minority interest	4,760	4,366
Other liabilities	7,161	8,004

Total consumer products liabilities	62,778	59,881
Financial services
Long-term debt	2,210	2,166
Deferred income taxes	5,815	5,521
Other liabilities	295	494

Total financial services liabilities	8,320	8,181

Total liabilities	71,098	68,062
Contingencies (Note 18)
Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	4,813	4,642
Earnings reinvested in the business	47,008	43,259
Accumulated other comprehensive losses (including currency translation of $1,578 and $2,951)	(2,125)	(3,956)
Cost of repurchased stock (768,697,895 and 766,701,765 shares)	(25,554)	(25,402)

Total stockholders’ equity	25,077	19,478

Total Liabilities and Stockholders’ Equity	$96,175	$87,540

Exhibit 13

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2003	2002	2001
Net revenues	$81,832	$80,408	$80,879
Cost of sales	31,870	32,748	33,900
Excise taxes on products	21,128	18,226	17,209

Gross profit	28,834	29,434	29,770
Marketing, administration and research costs	12,602	12,282	12,461
Domestic tobacco legal settlement	202
Domestic tobacco headquarters relocation charges	69
Gains on sales of businesses	(31)	(80)	(8)
Integration costs and a loss on sale of a food factory	(13)	111	82
Asset impairment and exit costs	86	223	19
Provision for airline industry exposure		290
Litigation related expense			500
Amortization of intangibles	9	7	1,014

Operating income	15,910	16,601	15,702
Gain on Miller Brewing Company transaction		(2,631)
Interest and other debt expense, net	1,150	1,134	1,418

Earnings before income taxes, minority interest and cumulative effect of accounting change	14,760	18,098	14,284
Provision for income taxes	5,151	6,424	5,407

Earnings before minority interest and cumulative effect of accounting change	9,609	11,674	8,877
Minority interest in earnings and other, net	405	572	311

Earnings before cumulative effect of accounting change	9,204	11,102	8,566
Cumulative effect of accounting change			(6)

Net earnings	$9,204	$11,102	$8,560

Per share data:
Basic earnings per share before cumulative effect of accounting change	$4.54	$5.26	$3.93
Cumulative effect of accounting change			(0.01)

Basic earnings per share	$4.54	$5.26	$3.92

Diluted earnings per share before cumulative effect of accounting change	$4.52	$5.21	$3.88
Cumulative effect of accounting change			(0.01)

Diluted earnings per share	$4.52	$5.21	$3.87

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Stockholders’Equity

(in millions of dollars, except per share data)

				Accumulated Other Comprehensive Earnings (Losses)
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Currency Translation Adjustments	Other	Total	Cost of Repurchased Stock	Total Stockholders’ Equity
Balances, January 1, 2001	$935	$—	$33,481	$(2,864)	$(86)	$(2,950)	$(16,461)	$15,005
Comprehensive earnings:
Net earnings			8,560					8,560
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(753)		(753)		(753)
Additional minimum pension liability					(89)	(89)		(89)
Change in fair value of derivatives accounted for as hedges					33	33		33

Total other comprehensive losses								(809)

Total comprehensive earnings								7,751

Exercise of stock options and issuance of other stock awards		138	70				747	955
Cash dividends declared ($2.22 per share)			(4,842)					(4,842)
Stock repurchased							(4,000)	(4,000)
Sale of Kraft Foods Inc. common stock		4,365		379	7	386		4,751

Balances, December 31, 2001	935	4,503	37,269	(3,238)	(135)	(3,373)	(19,714)	19,620
Comprehensive earnings:
Net earnings			11,102					11,102
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				287		287		287
Additional minimum pension liability					(760)	(760)		(760)
Change in fair value of derivatives accounted for as hedges					(110)	(110)		(110)

Total other comprehensive losses								(583)

Total comprehensive earnings								10,519

Exercise of stock options and issuance of other stock awards		139	15				563	717
Cash dividends declared ($2.44 per share)			(5,127)					(5,127)
Stock repurchased							(6,251)	(6,251)

Balances, December 31, 2002	935	4,642	43,259	(2,951)	(1,005)	(3,956)	(25,402)	19,478
Comprehensive earnings:
Net earnings			9,204					9,204
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				1,373		1,373		1,373
Additional minimum pension liability					464	464		464
Change in fair value of derivatives accounted for as hedges					(6)	(6)		(6)

Total other comprehensive earnings								1,831

Total comprehensive earnings								11,035

Exercise of stock options and issuance of other stock awards		171	(93)				537	615
Cash dividends declared ($2.64 per share)			(5,362)					(5,362)
Stock repurchased							(689)	(689)

Balances, December 31, 2003	$935	$4,813	$47,008	$(1,578)	$(547)	$(2,125)	$(25,554)	$25,077

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2003	2002	2001
Cash Provided by (Used in) Operating Activities
Net earnings – Consumer products	$8,934	$11,072	$8,382
– Financial services	270	30	178

Net earnings	9,204	11,102	8,560
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
Cumulative effect of accounting change			6
Depreciation and amortization	1,440	1,331	2,337
Deferred income tax provision	717	1,310	277
Minority interest in earnings and other, net	405	572	311
Domestic tobacco legal settlement, net of cash paid	57
Domestic tobacco headquarters relocation charges, net of cash paid	35
Escrow bonds for Price and Engle domestic tobacco cases	(610)		(1,200)
Integration costs and a loss on sale of a food factory, net of cash paid	(26)	91	79
Asset impairment and exit costs, net of cash paid	62	195
Gain on Miller Brewing Company transaction		(2,631)
Gains on sales of businesses	(31)	(80)	(8)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	295	(161)	(320)
Inventories	251	38	(293)
Accounts payable	(220)	(640)	(309)
Income taxes	(119)	(151)	782
Accrued liabilities and other current assets	(791)	305	(1,375)
Settlement charges	497	(189)	480
Pension plan contributions	(1,169)	(1,104)	(350)
Other	500	86	(500)
Financial services
Deferred income tax provision	267	275	408
Provision for airline industry exposure		290
Other	52	(27)	8

Net cash provided by operating activities	10,816	10,612	8,893

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures	(1,974)	(2,009)	(1,922)
Purchase of businesses, net of acquired cash	(1,041)	(147)	(451)
Proceeds from sales of businesses	96	221	21
Other	125	54	139
Financial services
Investments in finance assets	(140)	(950)	(960)
Proceeds from finance assets	507	360	257

Net cash used in investing activities	(2,427)	(2,471)	(2,916)

See notes to consolidated financial statements.

Exhibit 13

for the years ended December 31,	2003	2002	2001
Cash Provided by (Used in) Financing Activities
Consumer products
Net repayment of short-term borrowings	$(419)	$(473)	$(5,678)
Long-term debt proceeds	3,077	5,325	4,079
Long-term debt repaid	(1,871)	(2,024)	(5,215)
Financial services
Net repayment of short-term borrowings		(512)	(515)
Long-term debt proceeds		440	557
Long-term debt repaid	(147)
Repurchase of Altria Group, Inc. common stock	(777)	(6,220)	(3,960)
Repurchase of Kraft Foods Inc. common stock	(372)	(170)
Dividends paid on Altria Group, Inc. common stock	(5,285)	(5,068)	(4,769)
Issuance of Altria Group, Inc. common stock	443	724	779
Issuance of Kraft Foods Inc. common stock			8,425
Other	(108)	(187)	(143)

Net cash used in financing activities	(5,459)	(8,165)	(6,440)

Effect of exchange rate changes on cash and cash equivalents	282	136	(21)

Cash and cash equivalents:
Increase (decrease)	3,212	112	(484)
Balance at beginning of year	565	453	937

Balance at end of year	$3,777	$565	$453

Cash paid: Interest – Consumer products	$1,336	$1,355	$1,689

– Financial services	$120	$88	$76

Income taxes	$4,158	$4,818	$3,775

Exhibit 13

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

•        Background: Altria Group, Inc. (“ALG”), through its wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and its majority-owned (84.6%) subsidiary, Kraft Foods Inc. (“Kraft”), is engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, is primarily engaged in leasing activities. During 2003, PMCC shifted its strategic focus from an emphasis on the growth of its portfolio of finance leases through new investments to one of maximizing investment gains and generating cash flows from its existing portfolio of leased assets. ALG’s former wholly-owned subsidiary, Miller Brewing Company (“Miller”), was engaged in the manufacture and sale of various beer products prior to the merger of Miller into South African Breweries plc (“SAB”) on July 9, 2002 (see Note 3. Miller Brewing Company Transaction). Throughout these financial statements, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies and the term “ALG” refers solely to the parent company. ALG’s access to the operating cash flows of its subsidiaries is comprised of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

•        Basis of presentation: The consolidated financial statements include ALG, as well as its wholly-owned and majority-owned subsidiaries. Investments in which ALG exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which ALG has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, income taxes, and the allowance for loan losses and estimated residual values of finance leases. Actual results could differ from those estimates.

Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

Certain prior years’ amounts have been reclassified to conform with the current year’s presentation, due primarily to the disclosure of more detailed information on the consolidated balance sheets and the consolidated statements of cash flows.

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

On January 1, 2002, Altria Group, Inc. adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result, Altria Group, Inc. stopped recording the amortization of goodwill and indefinite life intangible assets as a charge to earnings as of January 1, 2002. Net earnings and diluted earnings per share (“EPS”) would have been as follows had the provisions of the new standards been applied as of January 1, 2001:

(in millions, except per share data)
For the year ended December 31,	2001
Net earnings, as previously reported	$8,560
Adjustment for amortization of:
Goodwill	919
Other intangible assets	13

Net earnings, as adjusted	$9,492

Diluted EPS, as previously reported	$3.87
Adjustment for amortization of:
Goodwill	0.42
Other intangible assets	0.01

Diluted EPS, as adjusted	$4.30

In addition, Altria Group, Inc. is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of a reportable goodwill asset. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. In 2003, Altria Group, Inc. did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of its annual review.

Exhibit 13

Goodwill by segment was as follows:

(in millions)	December 31, 2003	December 31, 2002
International tobacco	$2,016	$981
North American food	20,877	20,722
International food	4,849	4,334

Total goodwill	$27,742	$26,037

Intangible assets were as follows:

	December 31, 2003		December 31, 2002
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$11,758		$11,810
Amortizable intangible assets	84	$39	54	$30

Total intangible assets	$11,842	$39	$11,864	$30

Non-amortizable intangible assets substantially consist of brand names purchased through the Nabisco acquisition. Amortizable intangible assets consist primarily of certain trademark licenses and non-compete agreements. Pre-tax amortization expense for intangible assets during the years ended December 31, 2003 and 2002, was $9 million and $7 million, respectively. Amortization expense for each of the next five years is estimated to be $10 million or less.

The movement in goodwill and intangible assets from December 31, 2002 is as follows:

(in millions)	Goodwill	Intangible Assets
Balance at December 31, 2002	$26,037	$11,864
Changes due to:
Acquisitions	996	30
Currency	602	(38)
Other	107	(14)

Balance at December 31, 2003	$27,742	$11,842

As a result of Kraft’s common stock repurchases, ALG’s ownership percentage of Kraft has increased, thereby resulting in an increase in goodwill, which is reflected in Other, above.

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

•        Finance leases: Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at a constant after-tax rate of return on the positive net investment balances.

        Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at a constant pre-tax rate of return on the net investment balances.

Finance leases include unguaranteed residual values that represent PMCC’s estimate at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors, including appraisals on certain assets and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews have not resulted in adjustments to PMCC’s net revenues or results of operations for any of the periods presented.

Investments in leveraged leases are stated net of related nonrecourse debt obligations.

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

•        Guarantees: Effective January 1, 2003, Altria Group, Inc. adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 required the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 required the recognition of a liability for the fair value of the obligation of qualifying guarantee activities that were initiated or modified after December 31, 2002. Accordingly, Altria Group, Inc. has applied the recognition provisions of Interpretation No. 45 to guarantee activities initiated after December 31, 2002. Adoption of Interpretation No. 45 as of January 1, 2003, did not have a material impact on Altria Group, Inc.’s consolidated financial statements. See Note 18. Contingencies for a further discussion of guarantees.

•        Hedging instruments: Effective January 1, 2001, Altria Group, Inc. adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related amendment, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These standards require that all derivative financial instruments be recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the

Exhibit 13

affected hedged item in the consolidated statements of cash flows. As of January 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change that reduced net earnings by $6 million, net of income taxes of $3 million, and decreased accumulated other comprehensive losses by $15 million, net of income taxes of $8 million.

Effective July 1, 2003, Altria Group, Inc. adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of this standard did not have a material impact on the consolidated financial position, results of operations or cash flows of Altria Group, Inc. Collectively, SFAS No. 133, SFAS No. 138 and SFAS No. 149 are referred to as “SFAS No. 133.”

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

•        Income taxes: Altria Group, Inc. accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions. ALG and its subsidiaries establish additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. ALG and its subsidiaries adjust these additional accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate, as well as the related net interest.

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

•        Marketing costs: ALG’s subsidiaries promote their products with advertising, consumer incentives and trade promotions. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates.

•        Revenue recognition: The consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment of goods when title and risk of loss pass to customers. ALG’s tobacco subsidiaries also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

Effective July 1, 2003, Altria Group, Inc. adopted Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of a vendor’s accounting for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The adoption of this EITF Issue did not have a material impact on the consolidated financial position, results of operations or cash flows of Altria Group, Inc.

•        Software costs: Altria Group, Inc. capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on the consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

•        Stock-based compensation: Altria Group, Inc. accounts for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” which does not result in compensation cost for stock options. The market value at date of grant of shares of restricted stock and rights to receive shares of stock is recorded as compensation expense over the period of restriction.

        At December 31, 2003, Altria Group, Inc. had stock-based employee compensation plans, which are described more fully in Note 11. Stock Plans. Altria Group, Inc. applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for stock options within those plans. No compensation expense for employee stock options is reflected in net earnings, as all stock options granted under those plans had an exercise price not less than the market value of the common stock on the date of the grant. Net earnings, as reported, includes pre-tax compensation expense related to restricted stock and rights of $90 million, $13 million and $89 million for the years ended December 31, 2003, 2002 and 2001, respectively. The following table illustrates the effect on net earnings and EPS if Altria Group, Inc. had applied the fair value recognition provisions of

Exhibit 13

SFAS No. 123 to measure stock-based compensation expense for outstanding stock option awards for the years ended December 31, 2003, 2002 and 2001:

(in millions, except per share data)	2003	2002	2001
Net earnings, as reported	$9,204	$11,102	$8,560
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	19	137	202

Pro forma net earnings	$9,185	$10,965	$8,358

Earnings per share:
Basic — as reported	$4.54	$5.26	$3.92

Basic — pro forma	$4.53	$5.19	$3.83

Diluted — as reported	$4.52	$5.21	$3.87

Diluted — pro forma	$4.51	$5.15	$3.78

•        New accounting pronouncements: Several recent accounting pronouncements not previously discussed herein became effective during 2003. The adoption of these pronouncements did not have a material impact on consolidated financial position, results of operations or cash flows. The pronouncements were as follows:

•	SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;”

•	EITF Issue No. 03-3, “Applicability of EITF Abstracts, Topic No. D-79, ‘Accounting for Retroactive Insurance Contracts Purchased by Entities Other Than Insurance Enterprises,’ to Claims-Made Insurance Policies;”

•	EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease;”

•	SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities;” and

•	FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.”

Note 3.

Miller Brewing Company Transaction:

On July 9, 2002, Miller merged into SAB and SAB changed its name to SABMiller plc (“SABMiller”). At closing, ALG received 430 million shares of SABMiller valued at approximately $3.4 billion, based upon a share price of 5.12 British pounds per share, in exchange for Miller, which had $2.0 billion of existing debt. The shares in SABMiller owned by ALG resulted in a 36% economic interest in SABMiller and a 24.9% voting interest. The transaction resulted in a pre-tax gain of $2.6 billion or $1.7 billion after-tax, which was recorded in the third quarter of 2002. Beginning with the third quarter of 2002, ALG’s ownership interest in SABMiller is being accounted for under the equity method. Accordingly, ALG’s investment in SABMiller of approximately $2.1 billion and $1.9 billion is included in other assets on the consolidated balance sheets at December 31, 2003 and 2002, respectively. In addition, ALG records its share of SABMiller’s net earnings, based on its economic ownership percentage, in minority interest in earnings and other, net, on the consolidated statements of earnings.

Note 4.

Divestitures:

During 2003, Kraft Foods International (“KFI”) sold a European rice business and a branded fresh cheese business in Italy. The aggregate proceeds received from the sales of businesses in 2003 were $96 million, on which pre-tax gains of $31 million were recorded.

        During 2002, Kraft Foods North America, Inc. (“KFNA”) sold several small North American food businesses, most of which were previously classified as businesses held for sale. The net revenues and operating results of the businesses held for sale, which were not significant, were excluded from Altria Group, Inc.’s consolidated statements of earnings and no gain or loss was recognized on these sales. In addition, KFI sold a Latin American yeast and industrial bakery ingredients business for approximately $110 million and recorded a pre-tax gain of $69 million. The aggregate proceeds received from the sales of these businesses, as well as a small beer operation, were $221 million, resulting in pre-tax gains of $80 million.

During 2001, KFI sold two small food businesses and KFNA sold one small food business. The aggregate proceeds received in these transactions were $21 million, on which pre-tax gains of $8 million were recorded.

The operating results of the businesses sold were not material to Altria Group, Inc.’s consolidated operating results in any of the periods presented.

Exhibit 13

Kraft Initial Public Offering (“IPO”)

On June 13, 2001, Kraft completed an IPO of 280,000,000 shares of its Class A common stock at a price of $31.00 per share. Altria Group, Inc. used the IPO proceeds, net of underwriting discount and expenses, of $8.4 billion to retire a portion of the debt incurred to finance the acquisition of Nabisco. After the completion of the IPO, Altria Group, Inc. owned approximately 83.9% of the outstanding shares of Kraft’s capital stock through Altria Group, Inc.’s ownership of 49.5% of Kraft’s Class A common stock and 100% of Kraft’s Class B common stock. Kraft’s Class A common stock has one vote per share while Kraft’s Class B common stock has ten votes per share. As of December 31, 2003, 2002 and 2001, Altria Group, Inc. held approximately 98% of the combined voting power of Kraft’s outstanding capital stock. As a result of the IPO, an adjustment of $8.4 billion to the carrying amount of Altria Group, Inc.’s investment in Kraft has been reflected on Altria Group, Inc.’s consolidated balance sheets as an increase to additional paid-in capital of $4.4 billion (net of the recognition of cumulative currency translation adjustments and other comprehensive losses) and minority interest of $3.7 billion. At December 31, 2003, Altria Group, Inc. owned approximately 84.6% of the outstanding shares of Kraft’s capital stock.

Note 5.

Acquisitions:

During 2003, PMI purchased approximately 74.2% of a tobacco business in Serbia for a cost of $486 million and purchased 99% of a tobacco business in Greece for approximately $387 million. PMI also increased its ownership interest in its affiliate in Ecuador from less than 50% to approximately 98% for a cost of $70 million. In addition, KFI acquired a biscuits business in Egypt and KFNA acquired trademarks associated with a small natural foods business. The total cost of acquisitions during 2003 was $1,041 million.

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

The effects of these acquisitions were not material to Altria Group, Inc.’s consolidated financial position, results of operations or cash flows in any of the periods presented.

Note 6.

Inventories:

The cost of approximately 38% and 44% of inventories in 2003 and 2002, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.7 billion and $0.6 billion lower than the current cost of inventories at December 31, 2003 and 2002, respectively.

Note 7.

Finance Assets, net:

In the second quarter of 2003, PMCC shifted its strategic focus from an emphasis on the growth of its portfolio of finance leases through new investments to one of maximizing investment gains and generating cash flows from its existing portfolio of leased assets. Accordingly, PMCC’s operating companies income will continue to decrease as lease investments mature or are sold. During 2003, PMCC received proceeds from asset sales and maturities of $507 million and recorded gains of $45 million in operating companies income.

At December 31, 2003, finance assets, net, of $8,393 million were comprised of investment in finance leases of $8,720 million and other receivables of $69 million, reduced by allowance for losses of $396 million. At December 31, 2002, finance assets, net, of $9,075 million were comprised of investment in finance leases of $9,358 million and other receivables of $161 million, reduced by allowance for losses of $444 million.

A summary of the net investment in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total
(in millions)	2003	2002	2003	2002	2003	2002
Rentals receivable, net	$9,225	$9,381	$1,081	$2,110	$10,306	$11,491
Unguaranteed residual values	2,235	2,267	120	148	2,355	2,415
Unearned income	(3,646)	(3,953)	(249)	(546)	(3,895)	(4,499)
Deferred investment tax credits	(46)	(49)			(46)	(49)

Investment in finance leases	7,768	7,646	952	1,712	8,720	9,358
Deferred income taxes	(5,502)	(5,163)	(381)	(434)	(5,883)	(5,597)

Net investment in finance leases	$2,266	$2,483	$571	$1,278	$2,837	$3,761

Exhibit 13

For leveraged leases, rentals receivable, net, represents unpaid rentals, net of principal and interest payments on third-party nonrecourse debt. PMCC’s rights to rentals receivable are subordinate to the third-party nonrecourse debt-holders, and the leased equipment is pledged as collateral to the debt-holders. The payment of the nonrecourse debt is collateralized only by lease payments receivable and the leased property, and is nonrecourse to all other assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $19.4 billion and $20.0 billion at December 31, 2003 and 2002, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2003 and 2002.

At December 31, 2003, PMCC’s investment in finance leases was principally comprised of the following investment categories: aircraft (26%), electric power (22%), surface transport (20%), real estate (15%), manufacturing (13%) and energy (4%). Investments located outside the United States, which are primarily dollar-denominated, represent 21% and 20% of PMCC’s investment in finance leases in 2003 and 2002, respectively.

Among its leasing activities, PMCC leases a number of aircraft, predominantly to major United States carriers. In recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million in the fourth quarter of 2002. Developments in the airline industry during 2003 and 2002 that affected aircraft leases held by PMCC included the following:

•	PMCC leases a Boeing 747-400 freighter aircraft to Atlas Air, Inc. (“Atlas”) under a long-term leveraged lease. The aircraft represents an investment in a leveraged lease of $42 million, which equals 0.5% of PMCC’s portfolio of finance lease assets at December 31, 2003. In July 2003, Atlas defaulted on its lease payments to PMCC, and PMCC ceased recording income on the lease. Atlas is currently negotiating a restructuring plan with its creditors and has announced that it plans to file a pre-packaged bankruptcy in February 2004. PMCC continues to negotiate with Atlas regarding its lease.

•	During May 2003, in connection with the efforts of American Airlines, Inc. (“American”) to avoid a bankruptcy filing, PMCC, American and the leveraged lease lenders entered into an agreement to restructure the leases on 14 of PMCC’s 28 MD-80 aircraft currently under long-term leveraged leases with American. This agreement resulted in a $28 million charge against PMCC’s allowance for losses during the second quarter of 2003 and a reduction of $30 million of lease income over the remaining terms of the leases. Leases on the remaining 14 aircraft were unchanged. As of December 31, 2003, PMCC’s aggregate exposure to American totaled $212 million, which equals 2.4% of PMCC’s portfolio of finance lease assets.

•	On March 31, 2003, US Airways Group, Inc. (“US Airways”) emerged from Chapter 11 bankruptcy protection. PMCC currently leases 16 Airbus A319 aircraft to US Airways under long-term leveraged leases, which expire in 2018 and 2019. The leased aircraft represent an investment in finance lease assets of $142 million, or 1.6% of PMCC’s portfolio of finance lease assets at December 31, 2003. Pursuant to an agreement reached between US Airways and PMCC, US Airways affirmed these leases when it emerged from bankruptcy. This agreement resulted in a $13 million charge against PMCC’s allowance for losses during the first quarter of 2003 and a reduction of $7 million of lease income over the remaining terms of the leases. During January 2004, US Airways’ corporate credit rating was reduced to B- (Credit Watch negative) by Standard & Poor’s. A further downgrade would result in a covenant breach under their regional jet financing commitments from third parties other than PMCC. Successful implementation of US Airways’ turnaround plan is dependent upon this financing.

•	On December 9, 2002, United Air Lines Inc. (“UAL”) filed for Chapter 11 bankruptcy protection. At that time, PMCC leased 24 Boeing 757 aircraft to UAL, 22 under long-term leveraged leases and two under long-term single investor leases. Subsequently, PMCC purchased $239 million of senior nonrecourse debt on 16 of the aircraft under leveraged leases, which were then treated as single investor leases for accounting purposes. The subordinated debt totaling $214 million was held by UAL and was recorded by PMCC in other liabilities. As of February 28, 2003, PMCC entered into an agreement with UAL to amend these 16 leases, as well as the two single investor leases. Among other modifications, the subordinated debt outstanding on these 16 leveraged leases was satisfied. As of December 31, 2003, PMCC’s aggregate exposure to UAL totaled $596 million, which equals 6.8% of PMCC’s portfolio of finance lease assets at December 31, 2003. PMCC continues to discuss its leases with UAL in its efforts to restructure and emerge from bankruptcy.

It is possible that further adverse developments in the airline industry may require PMCC to increase its allowance for losses in future periods.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2003, were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2004	$232	$147	$379
2005	217	129	346
2006	279	93	372
2007	262	77	339
2008	375	44	419
2009 and thereafter	7,860	591	8,451

Total	$9,225	$1,081	$10,306

Included in net revenues for the years ended December 31, 2003, 2002 and 2001, were leveraged lease revenues of $333 million, $363 million and $284 million, respectively, and direct finance lease revenues of $90 million, $99 million and $102 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2003, 2002 and 2001, was $120 million, $142 million and $110 million, respectively.

Income from investment tax credits on leveraged leases and initial direct costs and executory costs on direct finance leases were not significant during the years ended December 31, 2003, 2002 and 2001.

Exhibit 13

Note 8.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2003 and 2002, Altria Group, Inc.’s short-term borrowings and related average interest rates consisted of the following:

	2003		2002
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Consumer products:
Bank loans	$915	4.6%	$443	7.1%
Commercial paper	2,700	1.5	3,562	1.4
Amount reclassified as long-term debt	(1,900)		(3,598)

	$1,715		$407

The fair values of Altria Group, Inc.’s short-term borrowings at December 31, 2003 and 2002, based upon current market interest rates, approximate the amounts disclosed above.

Following a $10.1 billion judgment on March 21, 2003, against PM USA in the Price litigation, which is discussed in Note 18. Contingencies, the three major credit rating agencies took a series of ratings actions resulting in the lowering of ALG’s short-term and long-term debt ratings. During 2003, Moody’s lowered ALG’s short-term debt rating from “P-1” to “P-3” and its long-term debt rating from “A2” to “Baa2.” Standard & Poor’s lowered ALG’s short-term debt rating from “A-1” to “A-2” and its long-term debt rating from “A-” to “BBB.” Fitch Rating Services lowered ALG’s short-term debt rating from “F-1” to “F-2” and its long-term debt rating from “A” to “BBB.”

While Kraft is not a party to, and has no exposure to, this litigation, its credit ratings were also lowered, but to a lesser degree. As a result of the rating agencies’ actions, borrowing costs for ALG and Kraft have increased. None of ALG’s or Kraft’s debt agreements require accelerated repayment as a result of a decrease in credit ratings.

ALG and Kraft each maintain separate revolving credit facilities that they have historically used to support the issuance of commercial paper. However, as a result of the rating agencies’ actions discussed above, ALG’s and Kraft’s access to the commercial paper market was eliminated. Subsequently, in April 2003, ALG and Kraft began to borrow against existing credit facilities to repay maturing commercial paper and to fund normal working capital needs. By the end of May 2003, Kraft regained its access to the commercial paper market, and in November 2003, ALG regained limited access to the commercial paper market.

At December 31, 2003, credit lines for ALG and Kraft, and the related activity, were as follows:

ALG

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day	$1.3	$—	$—	$1.3
Multi-year	5.0	0.5	0.5	4.0

	$6.3	$0.5	$0.5	$5.3

Kraft

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day	$2.5	$—	$0.3	$2.2
Multi-year	2.0		1.9	0.1

	$4.5	$—	$2.2	$2.3

The ALG multi-year revolving credit facility requires the maintenance of a fixed charges coverage ratio. The Kraft multi-year revolving credit facility, which is for the sole use of Kraft, requires the maintenance of a minimum net worth. ALG and Kraft met their respective covenants at December 31, 2003, and expect to continue to meet their respective covenants. The multi-year facilities both expire in July 2006 and enable Altria Group, Inc. to reclassify short-term debt on a long-term basis. The ALG 364-day revolving credit facility expires in July 2004. It requires the maintenance of a fixed charges coverage ratio and prohibits ALG from repurchasing its common stock while borrowings are outstanding against either ALG’s 364-day or multi-year facility. In addition, the size of the 364-day facility will be reduced by 50% of the amount of any long-term capital markets transactions completed by ALG. As a result of ALG’s issuance of $1.5 billion of long-term debt in November 2003, the ALG 364-day revolving credit facility was reduced from $2.0 billion to $1.3 billion. The Kraft 364-day revolving credit facility also expires in July 2004. It requires the maintenance of a minimum net worth. Neither of these facilities, nor the multi-year facilities, includes any additional financial tests, any credit rating triggers or any provisions that could require the posting of collateral.

In addition to the above, certain international subsidiaries of ALG and Kraft maintain uncommitted credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $1.4 billion for ALG subsidiaries (other than Kraft) and approximately $0.7 billion for Kraft subsidiaries, are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.4 billion at December 31, 2003 and 2002.

Exhibit 13

Note 9.

Long-Term Debt:

At December 31, 2003 and 2002, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)	2003	2002
Consumer products:
Short-term borrowings, reclassified as long-term debt	$1,900	$3,598
Notes, 4.00% to 7.65% (average effective rate 5.88%), due through 2035	15,190	13,686
Debentures, 7.00% to 7.75% (average effective rate 8.37%), $950 million face amount, due through 2027	907	904
Foreign currency obligations:
Euro, 4.50% to 5.63% (average effective rate 5.07%), due through 2008	2,427	2,083
Other foreign	17	120
Other	173	356

	20,614	20,747
Less current portion of long-term debt	(1,661)	(1,558)

	$18,953	$19,189

Financial services:
Eurodollar bonds, 7.50%, due 2009	$499	$498
Swiss franc, 4.00%, due 2006 and 2007	1,345	1,223
Euro, 5.38% to 6.88% (average effective rate 6.12%), due through 2006	366	445

	$2,210	$2,166

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

(in millions)	Consumer Products	Financial Services
2004	$1,661	$184
2005	1,737
2006	3,292	950
2007	1,898	577
2008	2,779
2009-2013	5,501	499
2014-2018	389
Thereafter	1,500

Based on market quotes, where available, or interest rates currently available to Altria Group, Inc. for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2003 and 2002, was $24.1 billion and $24.2 billion, respectively.

Note 10.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2001	2,805,961,317	(597,064,937)	2,208,896,380

Exercise of stock options and issuance of other stock awards		28,184,943	28,184,943

Repurchased		(84,578,106)	(84,578,106)

Balances, December 31, 2001	2,805,961,317	(653,458,100)	2,152,503,217

Exercise of stock options and issuance of other stock awards		21,155,477	21,155,477

Repurchased		(134,399,142)	(134,399,142)

Balances, December 31, 2002	2,805,961,317	(766,701,765)	2,039,259,552

Exercise of stock options and issuance of other stock awards		16,675,270	16,675,270

Repurchased		(18,671,400)	(18,671,400)

Balances, December 31, 2003	2,805,961,317	(768,697,895)	2,037,263,422

At December 31, 2003, 188,559,940 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

ALG repurchases its stock in open market transactions. On March 12, 2001, ALG completed an $8 billion repurchase program, which resulted in the purchase of 256,967,772 shares at an average price of $31.13 per share. On March 7, 2003, ALG completed a $10 billion repurchase program, which resulted in the purchase of 215,721,057 shares at an average price of $46.36 per share, and commenced repurchasing shares under a $3 billion repurchase program. Through December 31, 2003, cumulative repurchases under the $3 billion program were 6,953,135 shares at a cost of $241 million, or $34.59 per share. During 2003, 2002 and 2001, ALG repurchased $0.7 billion, $6.3 billion and $4.0 billion, respectively, of its common stock. Following the rating agencies’ actions in the first quarter of 2003, discussed in Note 8. Short-Term Borrowings and Borrowing Arrangements, ALG suspended its share repurchase program. Kraft began to repurchase its Class A common stock in 2002 to satisfy the requirements of its stock-based compensation programs. During 2003 and 2002, Kraft repurchased 12.5 million and 4.4 million of its Class A common stock at a cost of $380 million and $170 million, respectively.

Exhibit 13

Note 11.

Stock Plans:

Under the Altria Group, Inc. 2000 Performance Incentive Plan (the “2000 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 110 million shares of common stock may be issued under the 2000 Plan, of which no more than 27.5 million shares may be awarded as restricted stock. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2000 Stock Compensation Plan for Non-Employee Directors (the “2000 Directors Plan”). Shares available to be granted under the 2000 Plan and the 2000 Directors Plan at December 31, 2003, were 89,576,230 and 811,092, respectively.

Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the 2000 Plan or the 2000 Directors Plan (collectively, “the Plans”) generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

In addition, Kraft may grant stock options, stock appreciation rights, restricted stock, reload options and other awards of its Class A common stock to its employees under the terms of the Kraft Performance Incentive Plan. Up to 75 million shares of Kraft’s Class A common stock may be issued under the Kraft plan. At December 31, 2003, Kraft’s employees held options to purchase 18,281,777 shares of Kraft’s Class A common stock.

Concurrent with Kraft’s IPO, certain Altria Group, Inc. employees received a one-time grant of options to purchase shares of Kraft’s Class A common stock held by Altria Group, Inc. at the IPO price of $31.00 per share. At December 31, 2003, employees held options to purchase approximately 1.6 million shares of Kraft’s Class A common stock from Altria Group, Inc. In order to completely satisfy the obligation, Altria Group, Inc. purchased 1.6 million shares of Kraft’s Class A common stock in open market transactions during 2002.

Altria Group, Inc. and Kraft apply the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, no compensation expense has been recognized other than for restricted stock awards. Had compensation cost for stock option awards been determined by using the fair value at the grant date, Altria Group, Inc.’s net earnings and basic and diluted EPS would have been $9,185 million, $4.53 and $4.51, respectively, for the year ended December 31, 2003; $10,965 million, $5.19 and $5.15, respectively, for the year ended December 31, 2002; and $8,358 million, $3.83 and $3.78, respectively, for the year ended December 31, 2001. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions for Altria Group, Inc. and Kraft Class A common stock:

	Risk-Free Interest Rate	Weighted Average Expected Life	Expected Volatility	Expected Dividend Yield	Fair Value at Grant Date
2003 Altria Group, Inc.	2.72%	4 years	37.33%	6.26%	$8.20

2002 Altria Group, Inc.	3.89	5	31.73	4.54	10.17
2002 Kraft	4.27	5	28.72	1.41	10.65
2001 Altria Group, Inc.	4.85	5	33.75	4.67	10.71
2001 Kraft	4.81	5	29.70	1.68	9.13

Altria Group, Inc. stock option activity was as follows for the years ended December 31, 2001, 2002 and 2003:

	Shares Subject to Option	Weighted Average Exercise Price	Options Exercisable
Balance at January 1, 2001	132,998,938	$31.11	92,266,885
Options granted	35,636,252	45.64
Options exercised	(30,276,835)	25.71
Options canceled	(1,223,518)	42.45

Balance at December 31, 2001	137,134,837	35.98	103,155,954
Options granted	3,245,480	53.08
Options exercised	(24,115,829)	30.33
Options canceled	(1,941,148)	38.22

Balance at December 31, 2002	114,323,340	37.62	105,145,417
Options granted	1,317,224	42.72
Options exercised	(15,869,797)	28.57
Options canceled	(3,072,139)	47.91

Balance at December 31, 2003	96,698,628	38.85	95,229,316

The weighted average exercise prices of Altria Group, Inc. options exercisable at December 31, 2003, 2002 and 2001, were $38.78, $36.57 and $32.74, respectively.

The following table summarizes the status of Altria Group, Inc. stock options outstanding and exercisable as of December 31, 2003, by range of exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$21.34–$31.90	18,186,762	5 years	$22.36	18,186,762	$22.36
33.58–50.35	76,424,279	5	42.34	75,158,964	42.35
50.43–65.00	2,087,587	6	54.41	1,883,590	54.58

	96,698,628			95,229,316

Exhibit 13

Altria Group, Inc. and Kraft may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2003, 2002 and 2001, Altria Group, Inc. granted 2,327,320, 6,000 and 889,680 shares, respectively, of restricted stock to eligible U.S.-based employees and Directors, and during 2003 and 2001, also issued to eligible non-U.S. employees and Directors rights to receive 1,499,920 and 36,210 equivalent shares, respectively. The market value per restricted share or right was $36.61 on the date of the 2003 grant. At December 31, 2003, restrictions on the Altria Group, Inc. stock, net of forfeitures, lapse as follows: 2004–141,210 shares; 2005–39,000 shares; 2006–3,539,490 shares; 2007–44,100 shares; and 2008 and thereafter–437,600 shares. During 2003, Kraft granted 3,659,751 restricted Class A shares to eligible U.S.-based employees and issued rights to receive 1,651,717 restricted Class A equivalent shares to eligible non-U.S. employees. Restrictions on the Kraft Class A shares lapse in the first quarter of 2006.

The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. Altria Group, Inc. recorded compensation expense related to restricted stock and other stock awards of $90 million (including $48 million related to Kraft awards), $13 million and $89 million for the years ended December 31, 2003, 2002 and 2001, respectively. The unamortized portion related to Altria Group, Inc. restricted stock, which is reported as a reduction of earnings reinvested in the business, was $101 million and $8 million at December 31, 2003 and 2002, respectively.

Note 12.

Earnings per Share:

Basic and diluted EPS were calculated using the following for the years ended December 31, 2003, 2002 and 2001:

(in millions)	2003	2002	2001
Net earnings	$9,204	$11,102	$8,560

Weighted average shares for basic EPS	2,028	2,111	2,181
Plus incremental shares from assumed conversions:
Restricted stock and stock rights	2	1	7
Stock options	8	17	22

Weighted average shares for diluted EPS	2,038	2,129	2,210

Incremental shares from assumed conversions are calculated as the number of shares that would be issued, net of the number of shares that could be purchased in the marketplace with the cash received upon stock option exercise or, in the case of restricted stock, the amount of the related unamortized compensation expense. For the 2003, 2002 and 2001 computations, 43 million, 11 million and 5 million stock options, respectively, were excluded from the calculation of weighted average shares for diluted EPS because their effects were antidilutive (i.e., the cash that would be received upon exercise is greater than the average market price of the stock during the year).

Note 13.

Pre-tax Earnings and Provision for Income Taxes:

Pre-tax earnings and provision for income taxes consisted of the following for the years ended December 31, 2003, 2002 and 2001:

(in millions)	2003	2002	2001
Pre-tax earnings:
United States	$8,201	$12,179	$9,105
Outside United States	6,559	5,919	5,179

Total pre-tax earnings	$14,760	$18,098	$14,284

Provision for income taxes:
United States federal:
Current	$1,970	$2,633	$2,722
Deferred	742	1,493	570

	2,712	4,126	3,292
State and local	383	459	484

Total United States	3,095	4,585	3,776

Outside United States:
Current	1,814	1,747	1,516
Deferred	242	92	115

Total outside United States	2,056	1,839	1,631

Total provision for income taxes	$5,151	$6,424	$5,407

At December 31, 2003, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $8.6 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit	1.3	1.7	2.3
Goodwill amortization			2.3
Other (including reversal of taxes no longer required)	(1.4)	(1.2)	(1.7)

Effective tax rate	34.9%	35.5%	37.9%

The effective tax rate impact of state and local income taxes in 2003 reflects reversals of $74 million of state tax liabilities, net of federal tax benefit, that are no longer needed due to published rulings during 2003.

Exhibit 13

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2003 and 2002:

(in millions)	2003	2002
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$1,392	$1,291
Settlement charges	1,240	1,066
Other	415	733

Total deferred income tax assets	3,047	3,090

Deferred income tax liabilities:
Trade names	(3,839)	(3,839)
Unremitted earnings	(862)	(651)
Property, plant and equipment	(2,275)	(2,158)
Prepaid pension costs	(1,199)	(660)

Total deferred income tax liabilities	(8,175)	(7,308)

Net deferred income tax liabilities	$(5,128)	$(4,218)

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

Altria Group, Inc.’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the ALG level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.’s management. Altria Group, Inc.’s assets are managed on a worldwide basis by major products and, accordingly, asset information is reported for the tobacco, food and financial services segments, and for 2001, the beer segment. Intangible assets and related amortization are principally attributable to the food businesses. Other assets consist primarily of cash and cash equivalents and the investment in SABMiller. The accounting policies of the segments are the same as those described in Note 2. Summary of Significant Accounting Policies.

Segment data were as follows:

(in millions)	2003	2002	2001
Net revenues:
Domestic tobacco	$17,001	$18,877	$19,902
International tobacco	33,389	28,672	26,517
North American food	21,907	21,485	20,970
International food	9,103	8,238	8,264
Beer		2,641	4,791
Financial services	432	495	435

Net revenues	$81,832	$80,408	$80,879

Earnings before income taxes, minority interest and cumulative effect of accounting change:
Operating companies income:
Domestic tobacco	$3,889	$5,011	$5,264
International tobacco	6,286	5,666	5,406
North American food	4,920	4,953	4,796
International food	1,282	1,330	1,239
Beer		276	481
Financial services	313	55	296
Amortization of intangibles	(9)	(7)	(1,014)
General corporate expenses	(771)	(683)	(766)

Operating income	15,910	16,601	15,702
Gain on Miller transaction		2,631
Interest and other debt expense, net	(1,150)	(1,134)	(1,418)

Earnings before income taxes, minority interest and cumulative effect of accounting change	$14,760	$18,098	$14,284

Items affecting comparability of results were as follows:

•        Domestic Tobacco Legal Settlement — As discussed in Note 18. Contingencies, on May 16, 2003, PM USA and certain other defendants reached an agreement with a class of U.S. tobacco growers and quota-holders to resolve a lawsuit related to tobacco leaf purchases. During 2003, PM USA recorded pre-tax charges of $202 million for its obligations under the agreement. The pre-tax charges are included in the operating companies income of the domestic tobacco segment.

•        Domestic Tobacco Headquarters Relocation Charges — During the first quarter of 2003, PM USA announced that it will be moving its corporate headquarters from New York City to Richmond, Virginia, by June 2004. PMUSA estimates that the total cost of the relocation will be approximately $120 million, including compensation to those employees who do not relocate. Approximately 270 or 40% of the eligible employees elected to relocate. In accordance with SFAS No. 146, pre-tax charges of $69 million were recorded in operating companies income of the domestic tobacco segment in 2003 for relocation charges. The relocation will require total cash payments of approximately $70 million in 2004 and $20 million in 2005 and beyond. Cash payments of approximately $30 million have been made through December 31, 2003.

Exhibit 13

•        Gains on Sales of Businesses — During 2003, KFI sold a European rice business and a branded fresh cheese business in Italy and recorded aggregate pre-tax gains of $31 million. During 2002, KFI sold a Latin American yeast and industrial bakery ingredients business, resulting in a pre-tax gain of $69 million, and Kraft sold several small businesses, resulting in pre-tax gains of $11 million.

•        Integration Costs and a Loss on Sale of a Food Factory — Altria Group, Inc.’s consolidated statements of earnings disclose the following items as integration costs, which are costs incurred by Kraft as it integrated the operations of Nabisco, and a loss on sale of a food factory. During 2003, Kraft reversed $13 million related to the previously recorded integration charges.

(in millions) For the years ended December 31,		2003	2002	2001
Closing a facility and other consolidation programs	North American food	$(13)	$98	$53
Consolidation of production lines and distribution networks in Latin America	International food		17
Loss on sale of a food factory	North American food		(4)	29

Total		$(13)	$111	$82

•        Asset Impairment and Exit Costs — For the years ended December 31, 2003, 2002 and 2001, asset impairment and exit costs were comprised of the following:

(in millions)		2003	2002	2001
Voluntary separation program	Domestic tobacco	$13
Voluntary early retirement	North American food		$135
Voluntary early retirement	International food		7
Separation program	International tobacco		58
Separation program	Beer		8
Separation program	General corporate*	26
Asset impairment	International food	6
Asset impairment	Beer		15	$19
Asset impairment	General corporate*	41

Total		$86	$223	$19

*	During January 2004, Altria Group, Inc. announced plans to sell its office facility in Rye Brook, New York. Approximately 1,000 employees currently work at the facility and these employees will either be relocated to other office facilities or will be severed. In connection with the decision to sell the facility, Altria Group, Inc. recorded a pre-tax charge of $41 million to write down the facility and the related fixed assets to fair value. During 2003, Altria Group, Inc. also recorded a pre-tax charge of $26 million, primarily for severance benefits related to the streamlining of various corporate functions.

•        Provision for Airline Industry Exposure — As discussed in Note 7. Finance Assets, net, during 2002, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $290 million.

•        Litigation Related Expense — As discussed in Note 18. Contingencies, in connection with obtaining a stay of execution in May 2001 in the Engle class action, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with the Florida Rules of Civil Procedure. As a result, PM USA recorded a $500 million pre-tax charge in its operating results for the year ended December 31, 2001.

•        Miller Transaction — As more fully discussed in Note 3. Miller Brewing Company Transaction, on July 9, 2002, Miller was merged into SAB to form SABMiller. The transaction resulted in a pre-tax gain of $2.6 billion or $1.7 billion after-tax.

Exhibit 13

See Notes 3, 4 and 5, respectively, regarding the Miller Brewing Company transaction, divestitures and acquisitions.

(in millions) For the years ended December 31,	2003	2002	2001
Depreciation expense:
Domestic tobacco	$194	$194	$187
International tobacco	370	307	294
North American food	542	506	483
International food	262	203	197
Beer		61	119

	1,368	1,271	1,280
Other	63	53	43

Total depreciation expense	$1,431	$1,324	$1,323

Assets:
Tobacco	$23,298	$18,329	$17,791
Food	59,735	57,245	55,798
Beer			1,782
Financial services	8,540	9,231	8,864

	91,573	84,805	84,235
Other	4,602	2,735	733

Total assets	$96,175	$87,540	$84,968

Capital expenditures:
Domestic tobacco	$154	$140	$166
International tobacco	586	497	418
North American food	713	808	761
International food	372	376	340
Beer		84	132

	1,825	1,905	1,817
Other	149	104	105

Total capital expenditures	$1,974	$2,009	$1,922

Altria Group, Inc.’s operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment net revenues attributable to customers located in Germany, Altria Group, Inc.’s largest European market, were $8.5 billion, $7.4 billion and $6.8 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Geographic data for net revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets) were as follows:

(in millions) For the years ended December 31,	2003	2002	2001
Net revenues:
United States — domestic	$36,769	$41,067	$43,876
— export	3,529	3,658	3,866
Europe	30,842	26,118	22,737
Other	10,692	9,565	10,400

Total net revenues	$81,832	$80,408	$80,879

Long-lived assets:
United States	$25,825	$24,308	$22,864
Europe	6,048	4,939	4,328
Other	3,375	2,981	2,953

Total long-lived assets	$35,248	$32,228	$30,145

Note 15.

Benefit Plans:

In December 2003, the FASB issued a revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” In 2003, Altria Group, Inc. adopted the revised disclosure requirements of this pronouncement, except for certain disclosures about non-U.S. plans and estimated future benefit payments which are not required until 2004.

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

The plan assets and benefit obligations of Altria Group, Inc.’s U.S. pension plans are measured at December 31 of each year.

Exhibit 13

Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of Altria Group, Inc.’s pension plans at December 31, 2003 and 2002, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2003	2002	2003	2002
Benefit obligation at January 1	$9,002	$8,818	$4,074	$3,404
Service cost	234	215	140	105
Interest cost	579	590	217	183
Benefits paid	(604)	(845)	(209)	(179)
Miller transaction		(650)
Termination, settlement and curtailment	46	126		11
Actuarial losses	428	756	236	208
Currency			626	301
Other	(2)	(8)	72	41

Benefit obligation at December 31	9,683	9,002	5,156	4,074

Fair value of plan assets at January 1	7,535	9,448	2,548	2,272
Actual return on plan assets	1,821	(1,304)	351	(156)
Contributions	853	705	316	399
Benefits paid	(648)	(858)	(164)	(137)
Miller transaction		(476)
Currency			382	170
Actuarial (losses) gains	(6)	20

Fair value of plan assets at December 31	9,555	7,535	3,433	2,548

Funded status (plan assets less than benefit obligations) at December 31	(128)	(1,467)	(1,723)	(1,526)
Unrecognized actuarial losses	3,615	4,052	1,482	1,213
Unrecognized prior service cost	130	134	105	72
Additional minimum liability	(196)	(1,096)	(618)	(493)
Unrecognized net transition obligation			7	7

Net prepaid pension asset (liability) recognized	$3,421	$1,623	$(747)	$(727)

The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $2.7 billion and $0.9 billion at December 31, 2003 and 2002, respectively. These amounts were recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2003 and 2002, as other assets of $4.5 billion and $3.0 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations, and as other liabilities of $1.8 billion and $2.1 billion, respectively, for those plans in which the accumulated benefit obligations exceeded their plan assets.

For U.S. and non-U.S. pension plans, the change in the additional minimum liability in 2003 and 2002 was as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2003	2002	2003	2002
Decrease (increase) in minimum liability included in other comprehensive earnings (losses), net of tax	$508	$(531)	$(44)	$(229)

The accumulated benefit obligation for the U.S. pension plans was $8.5 billion and $7.8 billion at December 31, 2003 and 2002, respectively.

        For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $557 million, $396 million and $17 million, respectively, as of December 31, 2003, and $4,026 million, $3,442 million and $2,615 million, respectively, as of December 31, 2002. At December 31, 2003, the majority of these relate to plans for salaried employees that cannot be funded under I.R.S. regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $3,780 million, $3,307 million and $2,048 million, respectively, as of December 31, 2003, and $2,904 million, $2,512 million and $1,433 million, respectively, as of December 31, 2002.

Exhibit 13

The following weighted-average assumptions were used to determine Altria Group, Inc.’s benefit obligations under the plans at December 31:

	U.S. Plans		Non-U.S. Plans
	2003	2002	2003	2002
Discount rate	6.25%	6.50%	4.87%	4.99%
Rate of compensation increase	4.20	4.20	3.40	3.30

Components of Net Periodic Benefit Cost

Net periodic pension (income) cost consisted of the following for the years ended December 31, 2003, 2002 and 2001:

	U.S. Plans			Non-U.S. Plans
(in millions)	2003	2002	2001	2003	2002	2001
Service cost	$234	$215	$189	$140	$105	$100
Interest cost	579	590	595	217	183	174
Expected return on plan assets	(936)	(943)	(961)	(257)	(209)	(205)
Amortization:
Net gain on adoption of SFAS No. 87		(1)	(10)
Unrecognized net loss (gain) from experience differences	46	23	(34)	29	7	(3)
Prior service cost	16	14	22	11	9	7
Termination, settlement and curtailment	68	133	(12)		28

Net periodic pension cost (income)	$7	$31	$(211)	$140	$123	$73

During 2003, 2002 and 2001, employees left Altria Group, Inc. under voluntary early retirement and workforce reduction programs, and through the Miller transaction. These events resulted in settlement losses, curtailment losses and termination benefits of $17 million and $112 million for the U.S. plans in 2003 and 2002, respectively. In addition, retiring employees of KFNA elected lump-sum payments, resulting in settlement losses of $51 million and $21 million in 2003 and 2002, respectively, and settlement gains of $12 million in 2001. During 2002, early retirement programs in the international tobacco business resulted in additional termination benefits of $28 million for the non-U.S. plans.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net pension cost for the years ended December 31:

	U.S. Plans			Non-U.S. Plans
	2003	2002	2001	2003	2002	2001
Discount rate	6.50%	7.00%	7.75%	4.99%	5.38%	5.52%
Expected rate of return on plan assets	9.00	9.00	9.00	7.81	7.94	7.93
Rate of compensation increase	4.20	4.50	4.50	3.30	3.68	3.81

Altria Group, Inc.’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

ALG and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of ALG also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $235 million, $222 million and $231 million in 2003, 2002 and 2001, respectively.

Plan Assets

Altria Group, Inc.’s U.S. pension plans asset allocation at December 31, 2003 and 2002, was as follows:

	Percentage of Fair Value of Plan Assets at December 31
U.S. Plans Asset Category	2003	2002
Equity securities	71%	61%
Debt securities	26	34
Real estate	1	1
Other	2	4

Total	100%	100%

Altria Group, Inc.’s investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of Altria Group, Inc.’s plan assets is broadly characterized as a 70%/30% allocation between equity and debt securities. The strategy utilizes indexed U.S. equity securities and actively managed investment grade debt securities (which constitute 80% or more of debt securities) with lesser allocations to high-yield and international debt securities.

Altria Group, Inc. attempts to mitigate investment risk by rebalancing between equity and bond asset classes as Altria Group, Inc.’s contributions and monthly benefit payments are made.

Altria Group, Inc. presently plans to make contributions, to the extent that they are tax deductible, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded domestic plans. Currently, Altria Group, Inc. anticipates making contributions of approximately $100 million in 2004, based on current tax law. However, this estimate is subject to change as a result of current tax proposals before Congress, as

Exhibit 13

well as asset performance significantly above or below the assumed long-term rate of return on pension assets.

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2003, 2002 and 2001:

(in millions)	2003	2002	2001
Service cost	$80	$68	$64
Interest cost	270	272	270
Amortization:
Unrecognized net loss (gain) from experience differences	47	24	1
Unrecognized prior service cost	(27)	(24)	(12)
Other expense	7	16

Net postretirement health care costs	$377	$356	$323

During 2003 and 2002, Altria Group, Inc. instituted early retirement programs. These actions resulted in special termination benefits and curtailment losses of $7 million and $16 million in 2003 and 2002, respectively, which are included in other expense above.

In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act establishes a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

In January 2004, the FASB issued FASB Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). Altria Group, Inc. has elected to defer accounting for the effects of the Act, as permitted by FSP 106-1. Therefore, in accordance with FSP 106-1, Altria Group, Inc.’s accumulated postretirement benefit obligation and net postretirement health care costs included in the consolidated financial statements and accompanying notes do not reflect the effects of the Act on the plans. Specific authoritative guidance on the accounting for the federal subsidy is pending, and that guidance, when issued, could require Altria Group, Inc. to change previously reported information.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net postretirement cost for the years ended December 31:

	U.S. Plans			Canadian Plans
	2003	2002	2001	2003	2002	2001
Discount rate	6.50%	7.00%	7.75%	6.75%	6.75%	7.00%
Health care cost trend rate	8.00	5.90	6.50	7.00	8.00	9.00

Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2003 and 2002, were as follows:

(in millions)	2003	2002
Accumulated postretirement benefit obligation at January 1	$4,249	$3,966
Service cost	80	68
Interest cost	270	272
Benefits paid	(246)	(260)
Miller transaction		(322)
Curtailments	7	21
Plan amendments	(28)	(180)
Currency	18
Assumption changes	253	348
Actuarial (gains) losses	(4)	336

Accumulated postretirement benefit obligation at December 31	4,599	4,249

Unrecognized actuarial losses	(1,326)	(1,098)
Unrecognized prior service cost	202	199

Accrued postretirement health care costs	$3,475	$3,350

The current portion of Altria Group, Inc.’s accrued postretirement health care costs of $259 million and $222 million at December 31, 2003 and 2002, respectively, are included in other accrued liabilities on the consolidated balance sheets.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s postretirement benefit obligations at December 31:

	U.S. Plans		Canadian Plans
	2003	2002	2003	2002
Discount rate	6.25%	6.50%	6.50%	6.75%
Health care cost trend rate assumed for next year	8.90	8.00	8.00	7.00
Ultimate trend rate	5.00	5.00	5.00	4.00
Year that the rate reaches the ultimate trend rate	2006	2006	2010	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2003:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total of service and interest cost	13.4%	(10.8)%
Effect on postretirement benefit obligation	9.6	(8.0)

Exhibit 13

Postemployment Benefit Plans

ALG and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2003, 2002 and 2001:

(in millions)	2003	2002	2001
Service cost	$24	$48	$34
Amortization of unrecognized net loss	11	3	8
Other expense	69	40

Net postemployment costs	$104	$91	$42

During 2002, certain salaried employees left Altria Group, Inc. under voluntary early retirement and integration programs. These programs resulted in incremental postemployment costs, which are included in other expense above.

Altria Group, Inc.’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2003 and 2002, were as follows:

(in millions)	2003	2002
Accumulated benefit obligation at January 1	$473	$788
Service cost	24	48
Benefits paid	(196)	(220)
Miller transaction		(35)
Actuarial losses (gains)	179	(108)

Accumulated benefit obligation at December 31	480	473
Unrecognized experience losses	(14)	(8)

Accrued postemployment costs	$466	$465

The accumulated benefit obligation was determined using an assumed ultimate annual turnover rate of 0.5% and 0.3% in 2003 and 2002, respectively, assumed compensation cost increases of 4.2% in 2003 and 2002, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 16.

Additional Information:

(in millions)
For the years ended December 31,	2003	2002	2001
Research and development expense	$762	$686	$647

Advertising expense	$1,657	$1,869	$2,196

Interest and other debt expense, net:
Interest expense	$1,367	$1,327	$1,659
Interest income	(217)	(193)	(241)

	$1,150	$1,134	$1,418

Interest expense of financial services operations included in cost of sales	$108	$97	$99

Rent expense	$767	$741	$650

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2003, were as follows:

(in millions)
2004	$552
2005	399
2006	277
2007	208
2008	157
Thereafter	450

$2,043

Note 17.

Financial Instruments:

•        Derivative financial instruments: Altria Group, Inc. operates globally, with manufacturing and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency and commodity exposures. Derivative financial instruments are used by Altria Group, Inc., principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates and commodity prices, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it was deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently.

Exhibit 13

Altria Group, Inc. uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany forecasted transactions and balances. A substantial portion of Altria Group, Inc.’s derivative financial instruments is effective as hedges. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2003 and 2002, Altria Group, Inc. had option and forward foreign exchange contracts with aggregate notional amounts of $13.6 billion and $10.1 billion, respectively, which are comprised of contracts for the purchase and sale of foreign currencies. Included in the foreign currency aggregate notional amounts at December 31, 2003 and 2002 were $3.4 billion and $2.6 billion, respectively, of equal and offsetting foreign currency positions, which do not qualify as hedges and that will not result in any significant gain or loss. The effective portion of unrealized gains and losses associated with forward contracts and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on Altria Group, Inc.’s consolidated statement of earnings.

In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. A substantial portion of the foreign currency swap agreements are accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under SFAS No. 133 was insignificant as of December 31, 2003 and 2002. At December 31, 2003 and 2002, the notional amounts of foreign currency swap agreements aggregated $2.5 billion. Aggregate maturities of foreign currency swap agreements at December 31, 2003, were as follows:

(in millions)
2004	$197
2006	1,064
2008	1,282

$2,543

Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2003, 2002 and 2001, losses of $121 million, net of income taxes, $163 million, net of income taxes, and $18 million, net of income taxes, respectively, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts as cash flow hedges, primarily for coffee, cocoa, milk and cheese. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean oil. At December 31, 2003 and 2002, Kraft had net long commodity positions of $255 million and $544 million, respectively. In general, commodity forward contracts qualify for the normal purchase exception under U.S. GAAP. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2003 and 2002.

During the year ended December 31, 2003, ineffectiveness related to fair value hedges and cash flow hedges was a gain of $13 million, which was recorded in cost of sales on the consolidated statement of earnings. Ineffectiveness related to fair value and cash flow hedges during the year ended December 31, 2002 was not material. Altria Group, Inc. is hedging forecasted transactions for periods not exceeding the next two years. At December 31, 2003, Altria Group, Inc. estimates that derivative losses of $73 million, net of income taxes, reported in accumulated other comprehensive earnings (losses) will be reclassified to the consolidated statement of earnings within the next twelve months.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2003, 2002 and 2001, as follows:

(in millions)	2003	2002	2001
(Loss) gain as of January 1	$(77)	$33	$—
Impact of SFAS No. 133 adoption			15
Derivative (gains) losses transferred to earnings	(42)	1	(84)
Change in fair value	36	(111)	102

(Loss) gain as of December 31	$(83)	$(77)	$33

•        Credit exposure and credit risk: Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 7. Finance Assets, net regarding certain aircraft leases.

•        Fair value: The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2003, was $25.8 billion, as compared with its carrying value of $24.5 billion. The aggregate fair value of Altria Group, Inc.’s total debt at December 31, 2002, was $24.6 billion, as compared with its carrying value of $23.3 billion.

The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2003, was $4.4 billion, as compared with its carrying value of $2.1 billion. The fair value of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2002, was $3.1 billion, as compared with its carrying value of $1.9 billion.

See Notes 8 and 9 for additional disclosures of fair value for short-term borrowings and long-term debt.

Exhibit 13

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

Overview of Tobacco-Related Litigation

•        Types and Number of Cases: Pending claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs, including cases in which the aggregated claims of a number of individual plaintiffs are to be tried in a single proceeding, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits, and (iv) other tobacco-related litigation. Other tobacco-related litigation includes class action suits alleging that the use of the terms “Lights” and “Ultra Lights” constitutes deceptive and unfair trade practices, suits by foreign governments seeking to recover damages resulting from the allegedly illegal importation of cigarettes into various jurisdictions, suits by former asbestos manufacturers seeking contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking, and various antitrust suits. Damages claimed in some of the tobacco-related litigation range into the billions of dollars. Plaintiffs’ theories of recovery and the defenses raised in the smoking and health and health care cost recovery cases are discussed below.

The table below lists the number of certain tobacco-related cases pending against PM USA and, in some instances, ALG or PMI, as of December 31, 2003, December 31, 2002 and December 31, 2001, and a page-reference to further discussions of each type of case.

Type of Case	Number of Cases Pending as of December 31, 2003	Number of Cases Pending as of December 31, 2002	Number of Cases Pending as of December 31, 2001	Page References
Individual Smoking and Health Cases(1)(2)	423	250	250	67
Smoking and Health Class Actions and Aggregated Claims Litigation(3)	12	41	37	67
Health Care Cost Recovery Actions	13	41	45	67-68
Lights/Ultra Lights Class Actions	21	11	10	69
Tobacco Price Cases(4)	28	39	36	69
Cigarette Contraband Cases(5)	5	5	5	70
Asbestos Contribution Cases	7	8	13	70

(1)	The increase in cases at December 31, 2003 compared to prior periods is due primarily to new cases being filed in Maryland and to the reclassification as individual cases of purported class actions filed in Nevada, following the denials of plaintiffs’ motions for class certification.

(2)	Does not include 2,740 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke (“ETS”). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages.

(3)	Includes as one case the aggregated claims of 1,026 individuals that are proposed to be tried in a single proceeding in West Virginia.

(4)	Includes 26 cases that were dismissed in January 2004 on plaintiffs’ motions.

(5)	Includes three cases in which dismissals became final in January 2004, following the United States Supreme Court’s refusal to grant further review of these cases.

        There are also a number of other tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including an estimated 99 smoking and health cases brought on behalf of individuals (Argentina (45), Australia (2), Brazil (35), Czech Republic (2), Israel (2), Italy (7), the Philippines, Poland, Scotland, Spain (2) and Venezuela), compared with approximately 86 such cases on December 31, 2002, and 64 such cases on December 31, 2001. In addition, as of December 31, 2003, there were six smoking and health putative class actions pending outside the United States (Brazil, Canada (4) and Spain), compared with eight such cases on December 31, 2002, and 11 such cases on December 31, 2001. In addition, four health care cost recovery actions are pending in Israel, Canada, France and Spain against PMI or its affiliates.

•        Pending and Upcoming Trials: Certain cases against PM USA and, in some instances, ALG, are scheduled for trial through the end of 2004, including the second phase of the trial in the Scott, et al. v. The American Tobacco Company, Inc. et al. medical monitoring class action (discussed below) and the health care cost recovery case brought by the United States government (discussed below) and an estimated 11 individual smoking and health cases. In addition, four cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by ETS are scheduled for trial through the end of 2004, including one trial scheduled to begin during the next three months. Cases against other tobacco companies are also scheduled for trial through the end of 2004. Trial dates are subject to change.

•        Recent Trial Results: Since January 1999, verdicts have been returned in 36 smoking and health, Lights/Ultra Lights and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 23 of the 36 cases. These 23 cases were tried in California (2), Florida (7), Mississippi, Missouri, New Hampshire, New Jersey, New York (3), Ohio (2), Pennsylvania, Rhode Island, Tennessee (2) and West Virginia. Plaintiffs’ appeals or post-trial motions challenging the verdicts are pending in California, Florida, Missouri, New Hampshire,

Exhibit 13

Ohio, Pennsylvania and West Virginia. A motion for a new trial has been granted in one of the cases in Florida. In addition, in December 2002, a court dismissed an individual smoking and health case in California at the end of trial.

The chart below lists the verdicts and post-trial developments in the 13 pending cases that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

November 2003	Missouri/Thompson	Individual Smoking and Health	$2.1 million in compensatory damages against all defendants, including $837,403 against PM USA.	In December 2003, PM USA filed post-trial motions challenging the verdict.

April 2003	Florida/Eastman	Individual Smoking and Health	$6.54 million in compensatory damages, against all defendants, including $2.62 million against PM USA.	PM USA has filed its appeal, which is currently pending before a Florida Court of Appeal.

March 2003	Illinois/Price	Lights/Ultra Lights Class Action	$7.1005 billion in compensatory damages and $3 billion in punitive damages against PM USA.	The Illinois Supreme Court has agreed to hear PM USA’s appeal. See the discussion of the Price case under the heading Certain Other Tobacco-Related Litigation Lights/Ultra Lights Cases.

October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	In December 2002, the trial court reduced the punitive damages award to $28 million; PM USA and plaintiff have appealed.

June 2002	Florida/French	Flight Attendant ETS Litigation	$5.5 million in compensatory damages against all defendants, including PM USA.	In September 2002, the trial court reduced the damages award to $500,000; plaintiff and defendants have appealed.

June 2002	Florida/Lukacs	Individual Smoking and Health	$37.5 million in compensatory damages against all defendants, including PM USA.	In March 2003, the trial court reduced the damages award to $24.86 million; PM USA intends to appeal.

March 2002	Oregon/Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.	In May 2002, the trial court reduced the punitive damages award to $100 million; PM USA and plaintiff have appealed.

June 2001	California/Boeken	Individual Smoking and Health	$5.5 million in compensatory damages and $3 billion in punitive damages against PM USA.	In August 2001, the trial court reduced the punitive damages award to $100 million; PM USA and plaintiff have appealed.

June 2001	New York/Empire Blue Cross and Blue Shield	Health Care Cost Recovery	$17.8 million in compensatory damages against all defendants, including $6.8 million against PM USA.	In February 2002, the trial court awarded plaintiffs $38 million in attorneys’ fees. In September 2003, the United States Court of Appeals for the Second Circuit reversed the portion of the judgment relating to subrogation, certified questions relating to plaintiff’s direct claims of deceptive business practices to the New York Court of Appeals and deferred its ruling on the appeal of the attorneys’ fees award pending the ruling on the certified questions.

July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.	In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs’ motion for re-consideration was denied in September 2003, and plaintiffs petitioned the Florida Supreme Court for further review. See “Engle Class Action” below.

Exhibit 13

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

March 2000	California/Whiteley	Individual Smoking and Health	$1.72 million in compensatory damages against PM USA and another defendant, and $10 million in punitive damages against each of PM USA and the other defendant.	In May 2000, PM USA filed its appeal, which is currently pending before a California Court of Appeal.

March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	The trial court reduced the punitive damages award to $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court’s refusal to hear PM USA’s appeal, PM USA recorded a provision of $32 million in marketing, administration and research costs on the 2002 consolidated statement of earnings as its best estimate of the probable loss in this case and petitioned the United States Supreme Court for further review. In October 2003, the United States Supreme Court set aside the Oregon appellate court’s ruling, and directed the Oregon court to reconsider the case in light of the recent State Farm decision by the United States Supreme Court, which limited punitive damages.

February 1999	California/Henley	Individual Smoking and Health	$1.5 million in compensatory damages and $50 million in punitive damages against PM USA.	The trial court reduced the punitive damages award to $25 million and PM USA and plaintiff appealed. A California Court of Appeal affirmed the trial court’s ruling, and PM USA appealed to the California Supreme Court, which vacated the decision of the Court of Appeal. In September 2003, the Court of Appeal, citing the State Farm decision, reduced the punitive damages award to $9 million. In November 2003, PM USA petitioned the California Supreme Court for further review.

In addition to the cases discussed above, in October 2003, an appellate court in Brazil reversed a lower court’s dismissal of an individual smoking and health case and ordered PMI’s Brazilian affiliate to pay plaintiff approximately $256,000 and other unspecified damages. PMI’s Brazilian affiliate intends to appeal.

With respect to certain adverse verdicts currently on appeal, excluding amounts relating to the Engle and Price cases, as of December 31, 2003, PM USA has posted various forms of security totaling $367 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. The cash deposits are included in other assets on the consolidated balance sheets.

•        Engle Class Action: In July 2000, in the second phase of the Engle smoking and health class action in Florida, a jury returned a verdict assessing punitive damages totaling approximately $145 billion against various defendants, including $74 billion against PM USA. Following entry of judgment, PM USA posted a bond in the amount of $100 million and appealed.

In May 2001, the trial court approved a stipulation providing that execution of the punitive damages component of the Engle judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with Florida Rules of Civil Procedure. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM USA should it prevail in its appeal of the case. (The $1.2 billion escrow account is included in the December 31, 2003 and December 31, 2002 consolidated balance sheets as other assets. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned, in interest and other debt expense, net, in the consolidated statements of earnings.) In connection with the stipulation, PM USA recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001.

In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court with instructions for the trial court to order the decertification of the class. Plaintiffs’ motion for reconsideration was denied in September 2003, and plaintiffs have petitioned the Florida Supreme Court for further review.

Exhibit 13

Smoking and Health Litigation

•        Overview: Plaintiffs’ allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state RICO statutes. In certain of these cases, plaintiffs claim that cigarette smoking exacerbated the injuries caused by their exposure to asbestos. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

•        Smoking and Health Class Actions: Since the dismissal in May 1996 of a purported nationwide class action brought on behalf of “addicted” smokers, plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise addiction claims and, in many cases, claims of physical injury as well.

Class certification has been denied or reversed by courts in 56 smoking and health class actions involving PM USA in Arkansas, the District of Columbia (2), Florida (the Engle case), Illinois (2), Iowa, Kansas, Louisiana, Maryland, Michigan, Minnesota, Nevada (29), New Jersey (6), New York (2), Ohio, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Texas and Wisconsin. A class remains certified in the Scott class action discussed below.

In July 2003, following the first phase of the trial in the Scott class action, in which plaintiffs seek creation of funds to pay for medical monitoring and smoking cessation programs, a Louisiana jury returned a verdict in favor of defendants, including PM USA, in connection with plaintiffs’ medical monitoring claims, but also found that plaintiffs could benefit from smoking cessation assistance. The jury also found that cigarettes as designed are not defective but that the defendants failed to disclose all they knew about smoking and diseases and marketed their products to minors. The jury was not permitted to award damages during this phase of the trial. The second phase of the trial is scheduled to begin in March 2004. In November 2001, in the first medical monitoring class action case to go to trial, a West Virginia jury returned a verdict in favor of all defendants, including PM USA, and plaintiffs have appealed. In February 2003, the West Virginia Supreme Court agreed to hear plaintiffs’ appeal.

Health Care Cost Recovery Litigation

•        Overview: In health care cost recovery litigation, domestic and foreign governmental entities and non-governmental plaintiffs seek reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.

The claims asserted include the claim that cigarette manufacturers were “unjustly enriched” by plaintiffs’ payment of health care costs allegedly attributable to smoking, as well as claims of indemnity, negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state anti-racketeering statutes.

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

        Although there have been some decisions to the contrary, most judicial decisions have dismissed all or most health care cost recovery claims against cigarette manufacturers. Nine federal circuit courts of appeals and four state intermediate appellate courts, relying primarily on grounds that plaintiffs’ claims were too remote, have ordered or affirmed dismissals of health care cost recovery actions. The United States Supreme Court has refused to consider plaintiffs’ appeals from the cases decided by five circuit courts of appeals.

        A number of foreign governmental entities have filed health care cost recovery actions in the United States. Such suits have been brought in the United States by 13 countries, a Canadian province, 11 Brazilian states and 11 Brazilian cities. Thirty-two of the cases have been dismissed, and four remain pending. In addition to the cases brought in the United States, health care cost recovery actions have also been brought in Israel, the Marshall Islands (dismissed), Canada, France and Spain, and other entities have stated that they are considering filing such actions. In September 2003, the case pending in France was dismissed, and plaintiff has appealed.

In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In June 2001, a New York jury returned a verdict awarding $6.83 million in compensatory damages against PM USA and a total of $11 million against four other

Exhibit 13

defendants in a health care cost recovery action brought by a Blue Cross and Blue Shield plan, and defendants, including PM USA appealed. See the discussion of the Empire Blue Cross and Blue Shield case above under the heading Recent Trial Results for the post-trial developments in this case.

•        Settlements of Health Care Cost Recovery Litigation: In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustments for several factors, including inflation, market share and industry volume: 2004 through 2007, $8.4 billion each year; and, thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million. PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portions of ongoing settlement payments as part of cost of sales as product is shipped. These payment obligations are the several and not joint obligations of each of the settling defendants.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, four of the major domestic tobacco product manufacturers, including PM USA, and the grower states, have established a trust fund to provide aid to tobacco growers and quota-holders. The trust will be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Future industry payments (2004 through 2008, $500 million each year; 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain contingent events, and, in general are to be allocated based on each manufacturer’s relative market share. PM USA records its portion of these payments as part of cost of sales as product is shipped.

The State Settlement Agreements have materially adversely affected the volumes of PM USA and ALG believes that they may also materially adversely affect the results of operations, cash flows or financial position of PM USA and Altria Group, Inc. in future periods. The degree of the adverse impact will depend on, among other things, the rate of decline in United States cigarette sales in the premium and discount segments, PM USA’s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements.

Two cases are pending in New York and Pennsylvania in which plaintiffs challenge the validity of the MSA and allege that the MSA violates antitrust laws. In the case pending in New York, in which PM USA is a defendant, defendants’ motions to dismiss have been granted in part and denied in part. In July 2003, an appellate court affirmed the dismissal of the case in Pennsylvania, and plaintiffs have petitioned the United States Supreme Court for further review.

•        Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers and others, including PM USA and ALG, asserting claims under three federal statutes, the Medical Care Recovery Act (“MCRA”), the Medicare Secondary Payer (“MSP”) provisions of the Social Security Act and the Racketeer Influenced and Corrupt Organizations Act (“RICO”). The lawsuit seeks to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleges that such costs total more than $20 billion annually. It also seeks what it alleges to be equitable and declaratory relief, including disgorgement of profits which arose from defendants’ allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. PM USA and ALG moved to dismiss this lawsuit on numerous grounds, including that the statutes invoked by the government do not provide a basis for the relief sought. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under RICO. In January 2003, the government and defendants submitted preliminary proposed findings of fact and conclusions of law; rebuttals were filed in April. The government alleges that disgorgement by defendants of approximately $280 billion is an appropriate remedy. In May 2003, the court denied defendants’ motion for partial summary judgment seeking to dismiss the claims related to advertising, marketing, promotions and health warnings. Additional motions for summary judgment have been filed by the government and defendants. In January 2004, the court granted one of the government’s pending motions and dismissed certain equitable defenses of defendants. The remaining motions for summary judgment filed by the government and defendants are still pending. Trial of the case is currently scheduled for September 2004.

Exhibit 13

Certain Other Tobacco-Related Litigation

•        Lights/Ultra Lights Cases: These class actions have been brought against PM USA and, in certain instances, ALG and PMI, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Plaintiffs in these class actions allege, among other things, that the use of the terms “Lights” and/or “Ultra Lights” constitutes deceptive and unfair trade practices, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. Cases are pending in Arkansas, California, Delaware, Florida, Georgia, Illinois (2), Louisiana, Massachusetts, Minnesota, Missouri, New Hampshire (2), New Jersey, Ohio (2), Oregon, Tennessee, West Virginia (2) and Wisconsin. To date, trial courts in Arizona and Minnesota have refused to certify classes in these cases, and appellate courts in Florida and Massachusetts have overturned class certifications by trial courts. The decertification decision in Massachusetts is currently on appeal to Massachusetts’ highest court. Plaintiffs in the Florida case have indicated their intent to appeal. Trial courts have certified classes against PM USA in the Price case in Illinois and in Missouri and Ohio (2). PM USA has appealed or intends to appeal or otherwise challenge these class certification orders. In January 2004, the trial court granted PM USA’s motion to dismiss the case in California.

With respect to the Price case, trial commenced in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded approximately $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In April 2003, the judge reduced the amount of the appeal bond that PM USA must provide and ordered PM USA to place a pre-existing 7.0%, $6 billion long-term note from ALG to PM USA in an escrow account with an Illinois financial institution. (Since this note is the result of an intercompany financing arrangement, it does not appear on the consolidated balance sheet of Altria Group, Inc.) The judge’s order also requires PM USA to make cash deposits with the clerk of the Madison County Circuit Court in the following amounts: beginning October 1, 2003, an amount equal to the interest earned by PM USA on the ALG note ($210 million every six months), an additional $800 million in four equal quarterly installments between September 2003 and June 2004 and the payments of principal of the note, which are due in April 2008, 2009 and 2010. Through December 31, 2003, PM USA paid $610 million of the cash payments due under the judge’s order. (Cash payments into the account are included in other assets on Altria Group, Inc.’s consolidated balance sheet at December 31, 2003.) If PM USA prevails on appeal, the escrowed note and all cash deposited with the court will be returned to PM USA, with accrued interest less administrative fees payable to the court. Plaintiffs appealed the judge’s order reducing the bond. In July 2003, the Illinois Fifth District Court of Appeals ruled that the trial court had exceeded its authority in reducing the bond. In September 2003, the Illinois Supreme Court upheld the reduced bond set by the trial court and announced it would hear PM USA’s appeal on the merits without the need for intermediate appellate court review. PM USA believes that the Price case should not have been certified as a class action and that the judgment should ultimately be set aside on any of a number of legal and factual grounds that it is pursuing on appeal.

•        Tobacco Growers’ Case: In February 2000, a suit was filed on behalf of a purported class of tobacco growers and quota-holders who alleged that defendants, including PM USA, violated antitrust laws by bid-rigging and allocating purchases at tobacco auctions and by conspiring to undermine the tobacco quota and price-support program administered by the federal government. In 2003, PM USA and certain other defendants reached an agreement with plaintiffs to settle the lawsuit. The agreement includes a commitment by each settling manufacturer defendant to purchase a certain percentage of its leaf requirements from U.S. tobacco growers over a period of at least ten years. In October 2003, the trial court approved the settlement, and in December 2003, awarded plaintiffs attorneys’ fees and expenses. In 2003, PM USA recorded a pre-tax charge of $202 million in 2003 reflecting its share of the settlement and attorneys’ fees.

•        Tobacco Price Cases: Plaintiffs in these cases allege that defendants, including PM USA and, in certain instances, ALG and PMI, conspired to fix cigarette prices in violation of antitrust laws. Seven of the putative class actions were filed in various federal district courts by direct purchasers of tobacco products, and the remaining 29 were filed in 13 states and the District of Columbia by retail purchasers of tobacco products. The seven federal class actions were consolidated and subsequently dismissed on defendants’ motion for summary judgment, and this dismissal is now final. Plaintiffs’ motions for class certification have been granted in two cases pending in state courts in Kansas and New Mexico; however, the New Mexico Court of Appeals has agreed to hear defendants’ appeal of the class certification decision. Plaintiffs’ motions for class certification have been denied in two cases pending in state courts in Michigan and Minnesota. Defendants’ motion to dismiss was granted in a case pending in state court in Florida, and final judgment has been entered for defendants. Defendants’ motion for summary judgment has been granted in the case pending in state court in Michigan, and plaintiffs have decided not to pursue an appeal. In addition, defendants’ motion to dismiss was granted in a case pending in state court in Arizona and the Arizona Court of Appeals reversed the trial court’s decision. In August 2003, the Arizona Supreme Court affirmed the ruling of the Court of Appeals and remanded the case to the trial court. The plaintiffs in the Arizona case, as well as the cases in state courts in California, the District of Columbia, Maine, Michigan, Minnesota, Nevada, North Dakota, South Dakota, Tennessee, West Virginia, and Wisconsin, have agreed to dismiss their cases.

•        Wholesale Leaders Case: In June 2003, certain wholesale distributors of cigarettes filed suit against PM USA seeking to enjoin the PM USA “2003 Wholesale Leaders” (“WL”) program that became available to wholesalers in June 2003. The complaint alleges that the WL program constitutes unlawful price discrimination and is an attempt to monopolize. In addition to an injunction, plaintiffs seek unspecified monetary damages, attorneys’ fees, costs and interest. The states of Tennessee and Mississippi intervened as plaintiffs in this litigation. In August 2003, the trial court issued a preliminary injunction, subject to plaintiffs’ posting a bond in the amount of $1 million, enjoining PM USA from implementing certain discount terms with respect to the sixteen wholesale distributor plaintiffs, and PM USA appealed. In September 2003, the United States Court of Appeals for the Sixth Circuit granted PM USA’s motion to stay the injunction pending an expedited appeal. Trial is scheduled for March 2005. In December 2003, a tobacco manufacturer filed a similar lawsuit against PM USA in Michigan alleging that the WL program constitutes unlawful price discrimination and is an attempt to monopolize. Plaintiff seeks unspecified monetary damages.

Exhibit 13

•        Consolidated Putative Punitive Damages Cases: In September 2000, a putative class action was filed in the federal district court in the Eastern District of New York that purported to consolidate punitive damages claims in ten tobacco-related actions then pending in federal district courts in New York and Pennsylvania. In July 2002, plaintiffs filed an amended complaint and a motion seeking certification of a punitive damages class of persons residing in the United States who smoke or smoked defendants’ cigarettes, and who have been diagnosed by a physician with an enumerated disease from April 1993 through the date notice of the certification of this class is disseminated. The following persons are excluded from the class: (1) those who have obtained judgments or settlements against any defendants; (2) those against whom any defendant has obtained judgment; (3) persons who are part of the Engle class; (4) persons who should have reasonably realized that they had an enumerated disease prior to April 9, 1993; and (5) those whose diagnosis or reasonable basis for knowledge predates their use of tobacco. In September 2002, the court granted plaintiffs’ motion for class certification. Defendants petitioned the United States Court of Appeals for the Second Circuit for review of the trial court’s ruling, and the Second Circuit has agreed to hear defendant’s petition. Trial of the case has been stayed pending resolution of defendants’ petition.

•        Cases Under the California Business and Professions Code: In June 1997 and July 1998, two suits were filed in California alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs’ claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2002, the court granted defendants’ motion for summary judgment as to all claims in one of the cases. Plaintiffs have appealed. Defendants’ motion for summary judgment is pending in the other case.

•        Asbestos Contribution Cases: These cases, which have been brought on behalf of former asbestos manufacturers and affiliated entities against PM USA and other cigarette manufacturers, seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking.

•        Cigarette Contraband Cases: As of December 31, 2003, the European Community and ten member states, Ecuador, Belize, Honduras and various Departments of Colombia had filed suits in the United States against ALG and certain of its subsidiaries, including PM USA and PMI, and other cigarette manufacturers and their affiliates, alleging that defendants sold to distributors cigarettes that would be illegally imported into various jurisdictions. The claims asserted in these cases include negligence, negligent misrepresentation, fraud, unjust enrichment, violations of RICO and its state-law equivalents and conspiracy. Plaintiffs in these cases seek actual damages, treble damages and unspecified injunctive relief. In February 2002, the courts granted defendants’ motions to dismiss all of the actions. Plaintiffs in each of the cases appealed. In August 2003, the United States Court of Appeals for the Eleventh Circuit affirmed the trial court’s ruling in the cases brought by Ecuador, Belize and Honduras. In November 2003, Ecuador, Belize and Honduras petitioned the United States Supreme Court for further review, and in January 2004 the Supreme Court denied the petition. In January 2004, the United States Court of Appeals for Second Circuit affirmed the dismissals of the cases brought by the European Community and ten member states and the Colombian Departments. There is the possibility that future litigation related to cigarette contraband issues may be brought by these or other parties.

•        Vending Machine Case: Plaintiffs, who began their case as a purported nationwide class of cigarette vending machine operators, allege that PM USA has violated the Robinson-Patman Act in connection with its promotional and merchandising programs available to retail stores and not available to cigarette vending machine operators. The initial complaint was amended to bring the total number of plaintiffs to 211 but, by stipulated orders, all claims were stayed, except those of ten plaintiffs that proceeded to pre-trial discovery. Plaintiffs request actual damages, treble damages, injunctive relief, attorneys’ fees and costs, and other unspecified relief. In June 1999, the court denied plaintiffs’ motion for a preliminary injunction. Plaintiffs have withdrawn their request for class action status. In August 2001, the court granted PM USA’s motion for summary judgment and dismissed, with prejudice, the claims of the ten plaintiffs. In October 2001, the court certified its decision for appeal to the United States Court of Appeals for the Sixth Circuit following the stipulation of all plaintiffs that the district court’s dismissal would, if affirmed, be binding on all plaintiffs. In January 2004, the Sixth Circuit reversed the trial court’s ruling that granted PM USA’s motion for summary judgment.

Certain Other Actions

•        Italian Tax Matters: In recent years, approximately two hundred tax assessments alleging nonpayment of the euro equivalent of $2.9 billion in taxes in Italy (value-added taxes for the years 1988 to March 1996 and income taxes for the years 1987 to March 1996) were served upon certain affiliates of PMI. In addition, the euro equivalent of $4.7 billion in interest and penalties were assessed. These assessments were in various stages of appeal. In 2003, certain affiliates of PMI invoked the amnesty provisions of a recently enacted Italian fiscal law and agreed with the Italian tax authorities to resolve all but twenty-five of the assessments issued to that date for the euro equivalent of $308 million, including statutory interest, to be paid in twelve quarterly installments over a three-year period. Of the twenty-five assessments that were not resolved, nineteen assessments (totaling the euro equivalent of $335 million with interest and penalties of $617 million) were subject to adverse decisions by the regional tax court and were duplicative of other assessments for which the amnesty was invoked. The affiliate of PMI which is subject to these assessments intends to appeal the regional tax court decisions to the Italian Supreme Court. The remaining six assessments (totaling the euro equivalent of $114 million with interest and penalties of $313 million) were not eligible for the amnesty and are being challenged in the Italian administrative tax court. PMI and its affiliates that are subject to these remaining assessments believe they have complied with applicable Italian tax laws.

In December 2003, ten assessments alleging nonpayment of the euro equivalent of $25 million in taxes in Italy (value-added and income taxes for the years 1997 and 1998) were served upon certain affiliates of PMI. In addition, the euro equivalent of $19 million in interest and penalties were assessed. Value-added and income tax assessments may also be received with respect to subsequent years.

Exhibit 13

•        Italian Antitrust Case: During 2001, the competition authority in Italy initiated an investigation into the pricing activities by participants in that cigarette market. In March 2003, the authority issued its findings, and imposed fines totaling €50 million on certain affiliates of PMI. PMI’s affiliates appealed to the administrative court, which rejected the appeal in July 2003. PMI believes that its affiliates have numerous grounds for appeal, and its affiliates will appeal to the supreme administrative court. However, under Italian law, if fines are not paid within certain specified time periods, interest and eventually penalties will be applied to the fines. Accordingly, in December 2003, pending final resolution of the case, PMI’s affiliates paid €51 million representing the fines and any applicable interest to the date of payment. The €51 million will be returned to PMI if it prevails on appeal. Accordingly, the payment has been included in other assets on Altria Group, Inc.’s consolidated balance sheet at December 31, 2003.

It is not possible to predict the outcome of the litigation pending against ALG and its subsidiaries. Litigation is subject to many uncertainties. As discussed above under “Recent Trial Results,” unfavorable verdicts awarding substantial damages against PM USA have been returned in 13 cases in recent years and these cases are in various post-trial stages. It is possible that there could be further adverse developments in these cases and that additional cases could be decided unfavorably. In the event of an adverse trial result in certain pending litigation, the defendant may not be able to obtain a required bond or obtain relief from bonding requirements in order to prevent a plaintiff from seeking to collect a judgment while an adverse verdict is being appealed. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of judges and jurors with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed elsewhere in this Note 18. Contingencies: (i) management has not concluded that it is probable that a loss has incurred in any of the pending tobacco-related litigation; (ii) management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

The present legislative and litigation environment is substantially uncertain, and it is possible that the business and volume of ALG’s subsidiaries, as well as Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation or by the enactment of federal or state tobacco legislation. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of ALG’s stockholders to do so.

Guarantees

At December 31, 2003, Altria Group, Inc.’s third-party guarantees, which are primarily derived from acquisition and divestiture activities, approximated $256 million, of which $212 million have no specified expiration dates. The remainder expire through 2023, with $13 million expiring during 2004. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $55 million on its consolidated balance sheet at December 31, 2003, relating to these guarantees. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation.

Note 19.

Subsequent Event:

In January 2004, Kraft announced a three-year restructuring program in order to leverage its global scale, realign and lower its cost structure, and to optimize its system-wide capacity utilization. As part of this program, Kraft anticipates the closing of up to twenty plants and the elimination of approximately six thousand positions. Over the next three years, Kraft expects to incur up to $1.2 billion in pre-tax charges, reflecting asset disposals, severance and other implementation costs, including an estimated range of $750 million to $800 million in 2004. Approximately one-half of the pre-tax charges are expected to require cash payments.

Exhibit 13

Note 20.

Quarterly Financial Data (Unaudited):

	2003 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$19,371	$20,831	$20,939	$20,691

Gross profit	$6,919	$7,496	$7,402	$7,017

Net earnings	$2,186	$2,437	$2,490	$2,091

Per share data:
Basic EPS	$1.08	$1.20	$1.23	$1.03

Diluted EPS	$1.07	$1.20	$1.22	$1.02

Dividends declared	$0.64	$0.64	$0.68	$0.68

Market price — high	$42.09	$46.20	$47.07	$55.03
— low	$27.70	$27.75	$38.72	$43.85

	2002 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$20,535	$21,103	$19,996	$18,774

Gross profit	$7,428	$8,019	$7,564	$6,423

Net earnings	$2,365	$2,610	$4,359	$1,768

Per share data:
Basic EPS	$1.10	$1.22	$2.07	$0.86

Diluted EPS	$1.09	$1.21	$2.06	$0.85

Dividends declared	$0.58	$0.58	$0.64	$0.64

Market price — high	$54.48	$57.79	$52.00	$44.09
— low	$45.40	$42.24	$37.52	$35.40

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Exhibit 13

During 2003 and 2002, Altria Group, Inc. recorded the following pre-tax charges or (gains):

	2003 Quarters
(in millions)	1st	2nd	3rd	4th
Domestic tobacco legal settlement		$182		$20
Domestic tobacco headquarters relocation charges		9	$27	33
Gains on sales of businesses			(23)	(8)
Integration costs				(13)
Asset impairment and exit costs			6	80

	$—	$191	$10	$112

	2002 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$165	$25	$33
Gain on Miller transaction			(2,653)	$22
Integration costs and a loss on sale of a food factory	27	92		(8)
Provision for airline industry exposure				290
Gains on sales of businesses		(3)		(77)

	$192	$114	$(2,620)	$227

The principal stock exchange, on which Altria Group, Inc.’s common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 30, 2004, there were approximately 124,200 holders of record of Altria Group, Inc.’s common stock.

Exhibit 13

Report of Independent Auditors

To the Board of Directors and Stockholders of Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the consolidated financial position of Altria Group, Inc. and its subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Altria Group, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, Altria Group, Inc. adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers LLP

New York, New York

January 26, 2004

Company Report on Financial Statements

The consolidated financial statements and all related financial information herein are the responsibility of Altria Group, Inc. and its subsidiaries (“Altria Group, Inc.”). The financial statements, which include amounts based on judgments, have been prepared in accordance with accounting principles generally accepted in the United States of America. Other financial information in the annual report is consistent with that in the financial statements.

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

PricewaterhouseCoopers LLP, independent auditors, have audited and reported on Altria Group, Inc.’s consolidated financial statements. Their audits were performed in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors, composed of five non-management directors, meets periodically with PricewaterhouseCoopers LLP, Altria Group, Inc.’s internal auditors and management representatives to review internal accounting controls, auditing and financial reporting matters. Both PricewaterhouseCoopers LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with it without management representatives being present.