Form 10-K, Exhibit 13
period 2004-12-31
ALTRIA GROUP INC
filed 2005-03-15
CIK 764180

Exhibit 13

Financial Review
Financial Contents
Management’s Discussion and Analysis of Financial Condition and Results of Operations	page 17
Selected Financial Data — Five-Year Review	page 39
Consolidated Balance Sheets	page 40
Consolidated Statements of Earnings	page 42
Consolidated Statements of Stockholders’ Equity	page 43
Consolidated Statements of Cash Flows	page 44
Notes to Consolidated Financial Statements	page 46
Report of Independent Registered Public Accounting Firm	page 76
Report of Management on Internal Control Over Financial Reporting	page 77

Guide to Select Disclosures
For easy reference, areas that may be of interest to investors are highlighted in the index below.
Benefit Plans
Note 16 includes a discussion of pension plans	page 59
Contingencies
Note 19 includes a discussion of litigation	page 64
Finance Assets, net
Note 8 includes a discussion of leasing activities	page 51
Segment Reporting
Note 15	page 57
Stock Plans
Note 12 includes a discussion of stock compensation	page 54

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies and the term “ALG” refers solely to the parent company. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”) and Philip Morris International Inc. (“PMI”), and its majority-owned (85.4%) subsidiary, Kraft Foods Inc. (“Kraft”), are engaged in the manufacture and sale of various consumer products, including cigarettes and tobacco products, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. Miller Brewing Company (“Miller”), engaged in the manufacture and sale of various beer products, was ALG’s wholly-owned subsidiary prior to the merger of Miller into South African Breweries plc (“SAB”) on July 9, 2002 (see Note 4 to the consolidated financial statements). ALG has a 33.9% economic interest and a 24.9% voting interest in SABMiller plc (“SABMiller”). ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

     In November 2004, ALG announced that, for significant business reasons, the Board of Directors is looking at a number of restructuring alternatives, including the possibility of separating Altria Group, Inc. into two, or potentially three, independent entities. Continuing improvements in the entire litigation environment are a prerequisite to such action by the Board of Directors, and the timing and chronology of events are uncertain.

     On November 15, 2004, Kraft announced the sale of substantially all of its sugar confectionery business for approximately $1.5 billion. The transaction, which is subject to regulatory approval, is expected to be completed in the second quarter of 2005. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business as discontinued operations on the consolidated statements of earnings for all years presented. The assets related to the sugar confectionery business were reflected as assets of discontinued operations held for sale on the consolidated balance sheet at December 31, 2004. Accordingly, historical statements of earnings amounts included in Management’s Discussion and Analysis of Financial Condition and Results of Operations have been restated to reflect the discontinued operation.

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

•     Consolidated Operating Results — The changes in Altria Group, Inc.’s earnings from continuing operations and diluted earnings per share (“EPS”) from continuing operations for the year ended December 31, 2004, from the year ended December 31, 2003, were due primarily to the following:

	Earnings	Diluted EPS
	from	from
	Continuing	Continuing
(in millions, except per share data)	Operations	Operations

For the year ended December 31, 2003	$9,121	$4.48
2003 Domestic tobacco legal settlement	132	0.06
2003 Domestic tobacco headquarters relocation charges	45	0.02
2003 Gains on sales of businesses	(17)	(0.01)
2003 Asset impairment, exit and integration costs	48	0.03

Subtotal 2003 items	208	0.10
2004 Domestic tobacco headquarters relocation charges	(20)	(0.01)
2004 International tobacco E.C. agreement	(161)	(0.08)
2004 Asset impairment, exit and implementation costs	(446)	(0.21)
2004 Loss on sales of businesses	(2)	—
2004 Investment impairment	(26)	(0.01)
2004 Provision for airline industry exposure	(85)	(0.04)
2004 Reversal of taxes no longer required	419	0.20
2004 Gains from investments at SABMiller	111	0.05

Subtotal 2004 items	(210)	(0.10)
Currency	415	0.20
Higher effective tax rate	(89)	(0.04)
Higher shares outstanding		(0.06)
Operations	(25)	(0.01)

For the year ended December 31, 2004	$9,420	$4.57

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis. Amounts shown above that relate to Kraft are reported net of the related minority interest impact.

•     Asset Impairment, Exit and Implementation Costs — In January 2004, Kraft announced a multi-year restructuring program. As part of this program, Kraft anticipates the closing or sale of up to twenty plants and the elimination of approximately six thousand positions. From 2004 through 2006, Kraft expects to incur up to $1.2 billion in pre-tax charges for the program, reflecting asset disposals, severance and other implementation costs, including $641 million incurred in 2004. For further details, see Note 3 to the Consolidated Financial Statements and the Food Business Environment section of the following Discussion and Analysis.

Exhibit 13

•     International Tobacco E.C. Agreement — On July 9, 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. During the third quarter of 2004, PMI began accruing for payments due on the first anniversary of the agreement.

     The favorable currency impact on earnings from continuing operations and diluted EPS from continuing operations is due primarily to the weakness of the U.S. dollar versus the euro, Japanese yen and Russian ruble.

     The $419 million tax item reflects the reversal of $355 million of tax accruals that are no longer required due to foreign tax events that were resolved during the first quarter of 2004 at Kraft ($35 million) and the second quarter of 2004 at PMI ($320 million). The amount also reflects an $81 million favorable resolution of an outstanding tax item at Kraft, the majority of which occurred in the third quarter of 2004, partially offset by the minority interest impact of Kraft’s items.

     Higher shares outstanding during 2004 reflect exercises of employee stock options and the impact of a higher average stock price on the number of incremental shares from the assumed conversion of outstanding employee stock options.

     The decrease in results from continuing operations was due primarily to the following:

•	Lower North American food income, reflecting higher commodity and benefit costs, and increased promotional programs, partially offset by higher volume/mix.

•	Lower international food income, reflecting higher costs, including benefits, promotional programs and commodity costs.

     These decreases were partially offset by:

•	Higher domestic tobacco income, reflecting savings resulting from changes to trade programs in 2004, including PM USA’s returned goods policy and lower Wholesale Leaders program discounts.

•	Higher 2004 equity earnings from SABMiller.

•	Higher international tobacco income, reflecting higher pricing, the impact of acquisitions and higher volume.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

•     2005 Forecasted Results — In January 2005, Altria Group, Inc. announced that it expects forecasted 2005 full-year diluted EPS from continuing operations in a range of $4.95 to $5.05. This forecast assumes current foreign exchange rates, a base income tax rate of 34.7% and approximately $0.12 per share in charges associated with the continuing Kraft restructuring program. However, it does not include any tax benefits that could arise from the repatriation of funds from international businesses under provisions of the American Jobs Creation Act, nor does it include any benefit from prior year accrued contributions to the National Tobacco Grower Settlement Trust. In addition, this forecast does not include the impact of any possible acquisitions or divestitures not previously announced. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Discussion and Analysis

Critical Accounting Policies and Estimates

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

     The selection and disclosure of Altria Group, Inc.’s critical accounting policies and estimates have been discussed with Altria Group, Inc.’s Audit Committee. The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements:

•     Consolidation — The consolidated financial statements include ALG, as well as its wholly-owned and majority-owned subsidiaries. Investments in which ALG exercises significant influence (20% — 50% ownership interest), are accounted for under the equity method of accounting. Investments in which ALG has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated.

•     Revenue Recognition — As required by U.S. GAAP, Altria Group, Inc.’s consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment of goods when title and risk of loss pass to customers. ALG’s tobacco subsidiaries also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

•     Depreciation, Amortization and Goodwill Valuation — Altria Group, Inc. depreciates property, plant and equipment and amortizes its definite life intangible assets using straight-line methods over the estimated useful lives of the assets.

     Altria Group, Inc. is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible

Exhibit 13

asset is considered impaired and is reduced to fair value. These calculations may be affected by interest rates and general economic conditions. During 2004, Altria Group, Inc. completed its annual review of goodwill and intangible assets. This review resulted in a $29 million non-cash pre-tax charge at Kraft related to intangible asset impairments for a small confectionery business in the United States and certain brands in Mexico. A portion of this charge, $12 million, was recorded as asset impairment and exit costs on the consolidated statement of earnings. The remainder of the charge, $17 million, is included in discontinued operations.

•     Marketing and Advertising Costs — As required by U.S. GAAP, Altria Group, Inc. records marketing costs as an expense in the year to which such costs relate. Altria Group, Inc. does not defer amounts on its year-end consolidated balance sheets with respect to marketing costs. Altria Group, Inc. expenses advertising costs in the year incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

•     Contingencies — As discussed in Note 19 to the consolidated financial statements (“Note 19”), legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against ALG, its subsidiaries and affiliates, including PM USA and PMI, as well as their respective indemnitees. In 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped. During the years ended December 31, 2004, 2003 and 2002, PM USA recorded expenses of $4.6 billion, $4.4 billion and $5.3 billion, respectively, as part of cost of sales for the payments under the State Settlement Agreements and payments for tobacco growers and quota-holders.

     ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 19: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related litigation; (ii) management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

•     Employee Benefit Plans — As discussed in Note 16. Benefit Plans (“Note 16”) of the notes to the consolidated financial statements, Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, the effect of the modifications is generally amortized over future periods. Altria Group, Inc. believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 16, are reasonable based on advice from its actuaries.

     In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, establishing a prescription drug benefit known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

     In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”). FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D.

     Altria Group, Inc. adopted FSP 106-2 in the third quarter of 2004. The impact of adoption for 2004 was a reduction of pre-tax net postretirement health care costs and an increase in net earnings of $28 million (including $24 million related to Kraft). In addition, as of July 1, 2004, Altria Group, Inc. reduced its accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service by $375 million and decreased its unrecognized actuarial losses by the same amount.

     At December 31, 2004, for its U.S. pension and postretirement plans, Altria Group, Inc. reduced its discount rate assumption to 5.75% and modified its health care cost trend rate assumption. At December 31, 2004, Altria Group, Inc. reduced its long-term rate of return assumption from 9.0% to 8.0% based on the investment return of its pension assets, which are primarily in U.S. equity securities. Altria Group, Inc. presently anticipates that these assumption changes, coupled with the amortization of lower returns on pension fund assets in prior years and the full effect of adopting Medicare Part D, will result in an increase in 2005 pre-tax benefit expense of approximately $300 million. A fifty basis point decline (increase) in Altria Group, Inc.’s discount rate would increase (decrease) Altria Group, Inc.’s pension and postretirement expense by approximately $120 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.’s pension expense by approximately $52 million. See Note 16 for a sensitivity discussion of the assumed health care cost trend rates.

•     Income Taxes — Altria Group, Inc. accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The provision for income taxes is based on domestic and international statutory income tax

Exhibit 13

rates and tax planning opportunities available in the jurisdictions in which Altria Group, Inc. operates. Significant judgment is required in determining income tax provisions and in evaluating tax positions. ALG and its subsidiaries establish additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. ALG and its subsidiaries adjust these additional accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to these accruals, as well as the related net interest. If ALG’s and its subsidiaries’ filing positions are ultimately upheld under audits by respective taxing authorities, it is possible that the provision for income taxes in future years may reflect significant favorable adjustments. The tax provision in 2004 includes the reversal of $355 million of tax accruals that are no longer required due to foreign tax events that were resolved during the first quarter of 2004 at Kraft ($35 million) and the second quarter of 2004 at PMI ($320 million). The tax provision also reflects an $81 million favorable resolution of an outstanding tax item at Kraft, the majority of which occurred in the third quarter.

     On October 22, 2004, the American Jobs Creation Act (“the Jobs Act”) was signed into law. The Jobs Act provides for a deduction of 85% of certain foreign earnings that are repatriated. Altria Group, Inc. may elect to apply this provision to qualifying earnings repatriations in 2005 and is conducting analyses of its effects. The U.S. Treasury Department recently provided additional clarifying language on key elements of the provision, which is under consideration as part of Altria Group, Inc.’s evaluation. Altria Group, Inc. expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time. The amount of dividends Altria Group, Inc. can repatriate under this provision is up to $7.1 billion. Since Altria Group, Inc. has provided deferred taxes on a portion of its unrepatriated earnings, there is a potential financial statement income tax benefit upon repatriations under the Jobs Act. Assuming certain expected technical amendments to the Jobs Act are enacted and the entire $7.1 billion were repatriated, the income tax benefit would be approximately $80 million.

     The Jobs Act also provides tax relief to U.S. domestic manufacturers by providing a tax deduction of up to 9% of the lesser of “qualified production activities income” or taxable income. In December 2004, the FASB issued FASB Staff Position 109-1, “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”). FSP 109-1 requires companies to account for this deduction as a “special deduction” rather than a rate reduction, in accordance with SFAS No. 109, and therefore, Altria Group, Inc. will recognize these benefits in the year earned.

•     Hedging — As discussed below in “Market Risk,” Altria Group, Inc. uses derivative financial instruments principally to reduce exposures to fluctuations in foreign exchange rates and commodity prices. Altria Group, Inc. conforms with the requirements of U.S. GAAP in order to account for a substantial portion of its derivative financial instruments as hedges. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If Altria Group, Inc. had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred as of December 31, 2004, 2003 and 2002, would have been recorded in net earnings.

•     Impairment of Long-Lived Assets — Altria Group, Inc. reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

•     Leasing — More than 85% of PMCC’s net revenues in 2004 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recorded as net revenues over the life of the related leases at a constant after-tax rate of return. The remainder of PMCC’s net revenues consists primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized in net revenues over the life of the leases at a constant pre-tax rate of return. As discussed further in Note 8. Finance Assets, net, PMCC leases a number of aircraft which were affected by developments in the airline industry during 2004, 2003 and 2002.

     PMCC’s investment in leases is included in finance assets, net, on the consolidated balance sheets as of December 31, 2004 and 2003. At December 31, 2004, PMCC’s net finance receivable of $7.6 billion in leveraged leases consists of lease receivables ($27.0 billion) and the residual value of assets under lease ($2.1 billion), reduced by third-party nonrecourse debt ($18.3 billion) and unearned income ($3.2 billion). The payment of the nonrecourse debt is collateralized only by lease payments receivable and the leased property, and is nonrecourse to all other assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rentals receivable and has been presented on a net basis. Finance assets, net, at December 31, 2004, also includes net finance receivables for direct finance leases of $0.7 billion and an allowance for losses ($0.5 billion).

     Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews resulted in a decrease of $25 million to PMCC’s net revenues and operating results in 2004. There were no adjustments in 2003 and 2002. To the extent that lease receivables due PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2004 and 2002, PMCC increased this allowance by $140 million and $290 million, respectively, in consideration of the continuing downturn in the airline industry. PMCC’s aggregate finance asset balance related to aircraft was approximately $2.2 billion at December 31, 2004. It is possible that further adverse developments in the airline industry may require PMCC to increase its allowance for losses in future periods.

Exhibit 13

Consolidated Operating Results

See pages 37 — 38 for a discussion of Cautionary Factors That May Affect Future Results.

(in millions)	2004	2003	2002
Net Revenues
Domestic tobacco	$17,511	$17,001	$18,877
International tobacco	39,536	33,389	28,672
North American food	22,060	20,937	20,489
International food	10,108	9,561	8,759
Beer			2,641
Financial services	395	432	495

Net revenues	$89,610	$81,320	$79,933

(in millions)	2004	2003	2002
Operating Income
Operating companies income:
Domestic tobacco	$4,405	$3,889	$5,011
International tobacco	6,566	6,286	5,666
North American food	3,870	4,658	4,664
International food	933	1,393	1,466
Beer			276
Financial services	144	313	55
Amortization of intangibles	(17)	(9)	(7)
General corporate expenses	(721)	(771)	(683)

Operating income	$15,180	$15,759	$16,448

     As discussed in Note 15. Segment Reporting, management reviews operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments.

     The following events that occurred during 2004, 2003 and 2002 affected the comparability of statement of earnings amounts.

•     Domestic Tobacco Headquarters Relocation Charges — PM USA has substantially completed the move of its corporate headquarters from New York City to Richmond, Virginia. PM USA estimates that the total cost of the relocation will be approximately $110 million, including compensation to those employees who did not relocate. Pre-tax charges of $31 million and $69 million were recorded in the operating companies income of the domestic tobacco segment for the years ended December 31, 2004 and 2003, respectively. Cash payments of approximately $55 million were made during 2004, while total cash payments related to the relocation were $85 million through December 31, 2004. At December 31, 2004, a liability of $15 million remains on the consolidated balance sheet.

•     International Tobacco E.C. Agreement — On July 9, 2004, PMI entered into an agreement with the E.C. and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement, approximately $100 million on the second anniversary and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. During the third quarter of 2004, PMI began accruing for payments due on the first anniversary of the agreement.

•     Asset Impairment and Exit Costs — For the years ended December 31, 2004, 2003 and 2002, pre-tax asset impairment and exit costs consisted of the following:

(in millions)		2004	2003	2002
Separation program	Domestic tobacco	$1	$13
Separation program	International tobacco*	31		$58
Separation program	North American food			135
Separation program	International food			7
Separation program	Beer			8
Separation program	General corporate**	56	26
Restructuring program	North American food	383
Restructuring program	International food	200
Asset impairment	International tobacco*	13
Asset impairment	North American food	8
Asset impairment	International food	12	6
Asset impairment	Beer			15
Asset impairment	General corporate**	10	41
Lease termination	General corporate**	4

Asset impairment and exit costs		$718	$86	$223

*	During 2004, PMI announced that it will close its Eger, Hungary facility. In addition, during 2004, PMI closed a factory in Belgium and streamlined its Benelux operations. PMI recorded pre-tax charges of $44 million for severance benefits and impairment charges during 2004.

**	In 2004 and 2003, Altria Group, Inc. recorded pre-tax charges of $70 million and $26 million, respectively, primarily related to the streamlining of various corporate functions in 2004 and 2003, and the write-off of an investment in an e-business consumer products purchasing exchange in 2004. In addition, during 2004, Altria Group, Inc. sold its office facility in Rye Brook, New York. In connection with this sale, Altria Group, Inc. recorded a pre-tax charge in 2003 of $41 million to write down the facility and the related fixed assets to fair value.

Exhibit 13

•     Provision for Airline Industry Exposure — As discussed in Note 8. Finance Assets, net, during 2004 and 2002, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $140 million and $290 million, respectively.

•     Discontinued Operations — As more fully discussed in Note 5. Divestitures, on November 15, 2004, Kraft announced the sale of substantially all of its sugar confectionery business. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business as discontinued operations on the consolidated statements of earnings for all years presented.

•     Losses (Gains) on Sales of Businesses — During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway, and recorded aggregate pre-tax losses of $3 million. During 2003, Kraft sold a European rice business and a branded fresh cheese business in Italy and recorded aggregate pre-tax gains of $31 million. During 2002, Kraft sold a Latin American yeast and industrial bakery ingredients business resulting in a pre-tax gain of $69 million, and Kraft sold several small businesses, resulting in pre-tax gains of $11 million.

•     Integration Costs and a Loss on Sale of a Food Factory — Altria Group, Inc.’s consolidated statements of earnings include the following integration costs incurred by Kraft as it integrated the operations of Nabisco Holdings Corp. (“Nabisco”), and a loss on sale of a food factory. During 2003, Kraft reversed $13 million related to integration charges recorded in 2002 and 2001.

(in millions)
For the Years Ended December 31,		2003	2002
Closing a facility and other consolidation programs	North American food	$(13)	$98
Consolidation of production lines and distribution networks in Latin America	International food		17
Loss on sale of a food factory	North American food		(4)

Total		$(13)	$111

•      Domestic Tobacco Legal Settlement — During 2003, PM USA and certain other defendants reached an agreement with a class of U.S. tobacco growers and quota-holders to resolve a lawsuit related to tobacco leaf purchases. During 2003, PM USA recorded pre-tax charges of $202 million for its obligations under the agreement. The pre-tax charges are included in the operating companies income of the domestic tobacco segment.

•      Miller Transaction — As more fully discussed in Note 4. Miller Brewing Company Transaction, on July 9, 2002, Miller was merged into SAB to form SABMiller. The transaction resulted in a pre-tax gain of $2.6 billion, or $1.7 billion after-tax.

2004 compared with 2003

The following discussion compares consolidated operating results for the year ended December 31, 2004, with the year ended December 31, 2003.

      Net revenues, which include excise taxes billed to customers, increased $8.3 billion (10.2%). Excluding excise taxes, net revenues increased $3.8 billion (6.3%), due primarily to increases from the tobacco and North American food businesses and favorable currency.

      Operating income decreased $579 million (3.7%), due primarily to asset impairment and exit costs, primarily related to the Kraft restructuring program, the 2004 pre-tax charges for the international tobacco E.C. agreement and the provision for airline industry exposure, and lower operating results from the food businesses. These decreases were partially offset by the favorable impact of currency, 2003 pre-tax charges for the domestic tobacco legal settlement and higher operating results from the tobacco businesses.

      Currency movements increased net revenues by $3.3 billion ($1.9 billion, after excluding the impact of currency movements on excise taxes) and operating income by $638 million. Increases in net revenues and operating income were due primarily to the weakness versus prior year of the U.S. dollar, primarily against the euro, Japanese yen and Russian ruble.

      Altria Group, Inc.’s effective tax rate decreased by 2.5 percentage points to 32.4%. This decrease was due primarily to the reversal of $355 million of tax accruals that are no longer required due to foreign tax events that were resolved during the year and the $81 million favorable resolution of an outstanding tax item at Kraft.

      Minority interest in earnings from continuing operations, and equity earnings, net, was $44 million of expense for 2004, compared with $391 million of expense for 2003. The change from 2003 was due to lower 2004 net earnings at Kraft and higher equity earnings from SABMiller, which included $111 million of gains from the sales of investments.

      Earnings from continuing operations of $9.4 billion increased $299 million (3.3%), due primarily to the favorable impact of currency, a lower effective tax rate, 2003 pre-tax charges for the domestic tobacco legal settlement, higher equity earnings from SABMiller and higher operating income from the tobacco businesses, partially offset by the 2004 pre-tax charges for asset impairment and exit costs, primarily related to the Kraft restructuring program, the international tobacco E.C. agreement and a provision for airline industry exposure, and lower operating income from the food businesses. Diluted and basic EPS from continuing operations of $4.57 and $4.60, respectively, increased by 2.0% and 2.2%, respectively.

      (Loss) earnings from discontinued operations, net of income taxes and minority interest, was a loss of $4 million for 2004 compared to earnings of $83 million for 2003, due primarily to a pre-tax non-cash asset impairment charge of $107 million in 2004.

      Net earnings of $9.4 billion increased $212 million (2.3%). Diluted and basic EPS from net earnings of $4.56 and $4.60, respectively, increased by 0.9% and 1.3%, respectively.

Exhibit 13

2003 compared with 2002

The following discussion compares consolidated operating results for the year ended December 31, 2003, with the year ended December 31, 2002.

      Net revenues, which include excise taxes billed to customers, increased $1.4 billion (1.7%). Excluding excise taxes, net revenues decreased $1.5 billion (2.5%) due primarily to the impact of the Miller transaction and a decrease in net revenues from the domestic tobacco business, partially offset by favorable currency and higher net revenues from the food and international tobacco businesses.

      Operating income decreased $689 million (4.2%), due primarily to lower operating results from the domestic tobacco and food businesses, the impact of the Miller transaction, and the 2003 pre-tax charges for the domestic tobacco legal settlement and headquarters relocation, partially offset by higher operating results from the international tobacco business, the favorable impact of currency, a 2002 provision for airline industry exposure and the impact of the 2002 pre-tax charges for asset impairment and exit costs, and integration costs.

      Currency movements increased net revenues by $3.4 billion ($1.8 billion, after excluding the impact of currency movements on excise taxes) and operating income by $562 million. Increases in net revenues and operating income were due primarily to the weakness of the U.S. dollar against the euro and other currencies, partially offset by the impact of certain Latin American currencies.

      Altria Group, Inc.’s effective tax rate decreased by 0.6 percentage points to 34.9%, due primarily to favorable state tax rulings, as well as the mix of foreign versus domestic pre-tax earnings.

      Earnings from continuing operations of $9.1 billion decreased $1.9 billion (17.2%), due primarily to the $1.7 billion after-tax gain from the Miller transaction in 2002 and lower operating income in 2003. Diluted and basic EPS from continuing operations of $4.48 and $4.50, respectively, decreased by 13.5% and 13.8%, respectively, as the adverse impact of lower operating income and the impact of the gain from the Miller transaction in 2002 were partially offset by the favorable impact of share repurchases and a lower effective tax rate.

      Net earnings of $9.2 billion decreased $1.9 billion (17.1%). Diluted and basic EPS from net earnings of $4.52 and $4.54, respectively, decreased by 13.2% and 13.7%, respectively.

Operating Results by Business Segment

Tobacco

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Smoking

The tobacco industry, both in the United States and abroad, faces a number of challenges that may continue to adversely affect the business, volume, results of operations, cash flows and financial position of PM USA, PMI and ALG. These challenges, which are discussed below and in the Cautionary Factors That May Affect Future Results, include:

•	the civil lawsuit, in which trial is currently underway, filed by the United States federal government seeking approximately $280 billion from various cigarette manufacturers and others, including PM USA and ALG, discussed in Note 19. Contingencies (“Note 19”);

•	a compensatory and punitive damages judgment totaling approximately $10.1 billion against PM USA in the Price Lights/Ultra Lights class action, and punitive damages verdicts against PM USA in other smoking and health cases discussed in Note 19;

•	a $74 billion punitive damages judgment against PM USA in the Engle smoking and health class action, which has been overturned by a Florida district court of appeal and is currently on appeal to the Florida Supreme Court;

•	pending and threatened litigation and bonding requirements as discussed in Note 19;

•	competitive disadvantages related to price increases in the United States attributable to the settlement of certain tobacco litigation;

•	actual and proposed excise tax increases worldwide as well as changes in tax structure in foreign markets;

•	the sale of counterfeit cigarettes by third parties;

•	the sale of cigarettes by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

•	price gaps and changes in price gaps between premium and lowest price brands;

•	diversion into one market of products intended for sale in another;

•	the outcome of proceedings and investigations involving contraband shipments of cigarettes;

•	governmental investigations;

•	actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information;

•	actual and proposed restrictions on imports in certain jurisdictions outside the United States;

•	actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales;

•	governmental and private bans and restrictions on smoking;

•	the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking;

•	governmental regulations setting ignition propensity standards for cigarettes; and

•	other actual and proposed tobacco legislation both inside and outside the United States.

      In the ordinary course of business, PM USA and PMI are subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the timing of pricing actions and tax-driven price increases.

•      Excise Taxes: Cigarettes are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the European Union

Exhibit 13

(the “EU”) and in other foreign jurisdictions. In addition, in certain jurisdictions, PMI’s products are subject to discriminatory tax structures and inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

      These tax increases are expected to continue to have an adverse impact on sales of cigarettes by PM USA and PMI, due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced tobacco products or to counterfeit and contraband products.

•      Tar and Nicotine Test Methods and Brand Descriptors: A number of governments and public health organizations throughout the world have determined that the existing standardized machine-based methods for measuring tar and nicotine yields do not provide useful information about tar and nicotine deliveries and that such results are misleading to smokers. For example, in the 2001 publication of Monograph 13, the U.S. National Cancer Institute (“NCI”) concluded that measurements based on the Federal Trade Commission (“FTC”) standardized method “do not offer smokers meaningful information on the amount of tar and nicotine they will receive from a cigarette” or “on the relative amounts of tar and nicotine exposure likely to be received from smoking different brands of cigarettes.” Thereafter, the FTC issued a press release indicating that it would be working with the NCI to determine what changes should be made to its testing method to “correct the limitations” identified in Monograph 13. In 2002, PM USA petitioned the FTC to promulgate new rules governing the use of existing standardized machine-based methodologies for measuring tar and nicotine yields and descriptors. That petition remains pending. In addition, the World Health Organization (“WHO”) has concluded that these standardized measurements are “seriously flawed” and that measurements based upon the current standardized methodology “are misleading and should not be displayed.”

      In light of these conclusions, governments and public health organizations have increasingly challenged the use of descriptors — such as “light,” “mild,” and “low tar” — that are based on measurements produced by the standardized test methodologies. For example, the European Commission has concluded that descriptors based on standardized tar and nicotine yield measurements “may mislead the consumer” and has prohibited the use of descriptors. Public health organizations have also urged that descriptors be banned. For example, the Scientific Advisory Committee of the WHO concluded that descriptors such as “light, ultra-light, mild and low tar” are “misleading terms” and should be banned. In 2003, the WHO proposed the Framework Convention on Tobacco Control (“FCTC”), a treaty that requires signatory nations to adopt and implement measures to ensure that descriptive terms do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” Such terms “may include ‘low tar,’ ‘light,’ ‘ultra-light,’ or ‘mild.’ ” For a discussion of the FCTC, see below under the heading “The World Health Organization’s Framework Convention for Tobacco Control.” In addition, public health organizations in Canada and the United States have advocated “a complete prohibition of the use of deceptive descriptors such as ‘light’ and ‘mild.’ ”

      See Note 19, which describes pending litigation concerning the use of brand descriptors.

•      Food and Drug Administration (“FDA”) Regulations: ALG and PM USA endorsed federal legislation introduced in May 2004 in the Senate and the House of Representatives, known as the Family Smoking Prevention and Tobacco Control Act, which would have granted the FDA the authority to regulate the design, manufacture and marketing of cigarettes and disclosures of related information. The legislation also would have granted the FDA the authority to combat counterfeit and contraband tobacco products and would have imposed fees to pay for the cost of regulation and other matters. Congress adjourned in October 2004 without adopting this legislation. Whether Congress will grant the FDA authority over tobacco products in the future cannot be predicted.

•      Tobacco Quota Buy-Out: In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the proposed buy-out is approximately $9.6 billion and will be paid over 10 years by manufacturers and importers of all tobacco products. The cost will be allocated based on the relative market shares of manufacturers and importers of all tobacco products. PM USA expects that its quota buy-out payments will offset already scheduled payments to the National Tobacco Grower Settlement Trust (the “NTGST”), a trust fund established in 1999 by four of the major domestic tobacco product manufacturers to provide aid to tobacco growers and quota-holders. Manufacturers and importers of tobacco products are also obligated to cover any losses (up to $500 million) that the government may incur on the disposition of pool stock tobacco accumulated under the previous tobacco price support program. PM USA’s share of tobacco pool stock losses cannot currently be determined, as the calculation of any such losses will depend on a number of factors, including the extent to which the government can sell such pool tobacco and thereby mitigate or avoid losses. For a discussion of the NTGST, see Note 19. Altria Group, Inc. does not anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2005 and beyond.

      Following the enactment of FETRA, the trustees of the NTGST and the state entities conveying NTGST payments to tobacco growers and quota holders, alleging that the offset provisions do not apply to payments due in 2004, sued tobacco product manufacturers. In December 2004, a North Carolina court ruled that the tobacco manufacturers, including PM USA, are entitled to receive a refund of amounts paid to the NTGST during the first three quarters of 2004 and are not required to make the payments that would otherwise have been due during the fourth quarter of 2004. Plaintiffs have appealed. If the trial court’s ruling is upheld, PM USA would reverse accruals and receive reimbursements totaling $232 million.

•      Ingredient Disclosure Laws: Jurisdictions inside and outside the United States have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. In some jurisdictions, governments have prohibited the use of certain ingredients, and proposals have been discussed to further prohibit the use of ingredients. Under an EU tobacco product directive, tobacco companies are now required to disclose ingredients and toxicological information to each Member State. In implementing the EU tobacco product directive, the Netherlands has issued a decree that would require tobacco companies to disclose the ingredients used in each brand of cigarettes, including quantities used. PMI and others have challenged this decree in the Dutch District Court of The Hague on the grounds of a lack of appropriate protection of proprietary information.

•      Health Effects of Smoking and Exposure to Environmental Tobacco Smoke (“ETS”): Reports with respect to the health risks of cigarette smoking have been publicized for many years, and the sale, promotion, and use of cigarettes continue to be subject to increasing governmental regulation.

Exhibit 13

      It is the policy of PM USA and PMI to support a single, consistent public health message on the health effects of cigarette smoking in the development of diseases in smokers, and on smoking and addiction, and on exposure to ETS. It is also their policy to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of smoking, addiction and exposure to ETS.

      PM USA and PMI each have established Web sites that include, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and ETS. These sites reflect PM USA’s and PMI’s agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The Web sites advise smokers, and those considering smoking, to rely on the messages of public health authorities in making all smoking-related decisions. The Web site addresses are www.philipmorrisusa.com and www.philipmorrisinternational.com. The information on PMI’s and PM USA’s Web sites is not, and shall not be deemed to be, a part of this document or incorporated into any filings ALG makes with the Securities and Exchange Commission.

•      The WHO’s Framework Convention for Tobacco Control: In May 2003, the Framework Convention for Tobacco Control was adopted by the World Health Assembly and it was signed by 167 countries and the EU. More than 50 countries have now ratified the treaty, and it entered into force on February 27, 2005. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things, establish specific actions to prevent youth smoking; restrict and gradually eliminate tobacco product advertising and promotion; inform the public about the health consequences of smoking and the benefits of quitting; regulate the ingredients of tobacco products; impose new package warning requirements that may include the use of pictures or graphic images; adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase cigarette taxes; adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of cigarettes is safer than another; phase out duty-free tobacco sales; and encourage litigation against tobacco product manufacturers.

      Each country that ratifies the treaty must implement legislation reflecting the treaty’s provisions and principles. While not agreeing with all of the provisions of the treaty, PM USA and PMI have expressed hope that the treaty will lead to the implementation of meaningful, effective regulation of tobacco products around the world.

•      Cigarette Ignition Propensity Requirements: Effective June 28, 2004, all cigarettes sold or offered for sale in New York (except for certain cigarettes that already were in the stream of commerce on that date) are required to meet fire-safety standards established in regulations issued by the New York State Office of Fire Prevention and Control. Similar regulation or legislation is being considered in other states, at the federal level, and in jurisdictions outside the United States. Similar legislation has been passed in Canada.

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

      All 25 EU Member States have implemented these regulations. The European Commission has issued guidelines for optional graphic warnings on cigarette packaging that Member States may apply as of 2005. Graphic warning requirements have also been proposed or adopted in a number of other jurisdictions. In 2003, the EU adopted a new directive prohibiting radio, press and Internet tobacco marketing and advertising. EU Member States must implement this directive by July 31, 2005. Tobacco control legislation addressing the manufacture, marketing and sale of tobacco products has been proposed or adopted in numerous other jurisdictions.

      In the United States in recent years, various members of federal and state governments have introduced legislation that would: subject cigarettes to various regulations; establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; further restrict the advertising of cigarettes; require additional warnings, including graphic warnings, on packages and in advertising; eliminate or reduce the tax deductibility of tobacco advertising; provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law; and allow state and local governments to restrict the sale and distribution of cigarettes.

      It is not possible to predict what, if any, additional governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. If, however, any of the proposals were to be implemented, the business, volume, results of operations, cash flows and financial position of PM USA, PMI and their parent, ALG, could be materially adversely affected.

•      Governmental Investigations: From time to time, ALG and its subsidiaries are subject to governmental investigations on a range of matters, including those discussed below.

• Australia:	In 2001, authorities in Australia initiated an investigation into the use of descriptors, in order to determine whether their use is false and misleading. The investigation is directed at one of PMI’s Australian affiliates and other cigarette manufacturers.

• Canada:	ALG believes that Canadian authorities are contemplating a legal proceeding based on an investigation of ALG entities relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s.

• Greece:	In 2003, the competition authorities in Greece initiated an investigation into recent cigarette price increases in that market. PMI’s Greek affiliates have responded to the authorities’ request for information.

• Italy:	Pursuant to two separate requests from a consumer advocacy group, the Italian competition authorities held that the use of the “lights” descriptors such as Marlboro Lights, Merit Ultra Lights, and Diana Leggere brands were misleading advertising, but took no action because an EU directive prohibited the use of the descriptors as of October 2003. PMI has appealed the decisions to the administrative court.

Exhibit 13

      ALG and its subsidiaries cannot predict the outcome of these investigations or whether additional investigations may be commenced.

•      Cooperation Agreement between PMI and the European Commission: In July 2004, PMI entered into an agreement with the European Commission (acting on behalf of the European community) and 10 member states of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. The agreement resolves all disputes between the European Community and the 10 member states that signed the agreement, on the one hand, and PMI and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years. In the second quarter of 2004, PMI recorded a pre-tax charge of $250 million for the initial payment. The agreement calls for payments of approximately $150 million on the first anniversary of the agreement, approximately $100 million on the second anniversary, and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the EU in the year preceding payment. PMI will record these payments as an expense in cost of sales when product is shipped. See the section below entitled “Aggregate Contractual Obligations” for a table showing the estimated payments to be made during the next five years.

•      State Settlement Agreements: As discussed in Note 19, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements require PM USA to make substantial annual payments. See the section below entitled “Aggregate Contractual Obligations” for a table showing the estimated payments to be made during the next five years. The settlements also place numerous restrictions on PM USA’s business operations, including prohibitions and restrictions on the advertising and marketing of cigarettes. Among these are prohibitions of outdoor and transit brand advertising; payments for product placement; and free sampling. Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon characters. In addition, the State Settlement Agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry’s ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2004	2003	2002	2004	2003	2002
Domestic tobacco	$17,511	$17,001	$18,877	$4,405	$3,889	$5,011
International tobacco	39,536	33,389	28,672	6,566	6,286	5,666

Total tobacco	$57,047	$50,390	$47,549	$10,971	$10,175	$10,677

2004 compared with 2003

The following discussion compares tobacco operating results for 2004 with 2003.

•      Domestic tobacco: PM USA’s net revenues, which include excise taxes billed to customers, increased $510 million (3.0%). Excluding excise taxes, net revenues increased $514 million (3.9%), due primarily to savings resulting from changes to the 2004 trade programs, including PM USA’s returned goods policy and lower Wholesale Leaders program discounts.

      Operating companies income increased $516 million (13.3%), due primarily to savings resulting from changes to trade programs in 2004, including PM USA’s returned goods policy and lower Wholesale Leaders program discounts, net of increased costs including the State Settlement Agreements (aggregating $197 million), the 2003 pre-tax charges for the domestic tobacco legal settlement ($202 million), lower marketing, administration and research costs ($67 million), lower pre-tax charges for the domestic tobacco headquarters relocation ($38 million) and lower asset impairment and exit costs ($12 million).

      Marketing, administration and research costs include PM USA’s cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, as more fully discussed in Note 19. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2004, 2003 and 2002, product liability defense costs were $268 million, $307 million and $358 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. While PM USA does not expect that product liability defense costs will increase significantly in the future, it is possible that adverse developments among the factors discussed above could have a material adverse effect on PM USA’s operating companies income.

      PM USA’s shipment volume was 187.1 billion units, a decrease of 0.1%. In the premium segment, PM USA’s shipment volume increased 0.1%, as gains in Marlboro were essentially offset by declines in other premium brands. Marlboro shipment volume increased 2.5 billion units (1.7%) to 150.4 billion units with gains across the brand portfolio and the introduction of Marlboro Menthol 72 mm. In the discount segment, PM USA’s shipment volume decreased 1.9%, while Basic shipment volume was down 0.7% to 15.6 billion units.

      The following table summarizes PM USA’s retail share performance, based on data from the IRI/Capstone Total Retail Panel, which was developed to measure market share in retail stores selling cigarettes, but was not designed to capture Internet or direct mail sales:

For the Years Ended December 31,	2004	2003
Marlboro	39.5%	38.0%
Parliament	1.7	1.7
Virginia Slims	2.4	2.4
Basic	4.2	4.2

Focus on Four Brands	47.8	46.3
Other PM USA	2.0	2.4

Total PM USA	49.8%	48.7%

Exhibit 13

      PM USA reduced its wholesaler promotional allowance for its Focus on Four brands by $1.00 per carton, from $6.50 to $5.50, effective December 12, 2004. In addition, effective January 16, 2005, the price of PM USA’s other brands was increased by $5.00 per thousand cigarettes or $1.00 per carton.

      PM USA cannot predict future changes or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or in PM USA’s shipments or retail market share; however, it believes that PM USA’s results may be materially adversely affected by price increases related to increased excise taxes and tobacco litigation settlements, as well as by the other items discussed under the caption Tobacco—Business Environment.

•      International tobacco: International tobacco net revenues, which include excise taxes billed to customers, increased $6.1 billion (18.4%). Excluding excise taxes, net revenues increased $1.6 billion (10.2%), due primarily to favorable currency ($1.0 billion), price increases ($538 million) and the impact of acquisitions ($285 million), partially offset by lower volume/mix ($300 million), reflecting lower volume in France, Germany and Italy.

      Operating companies income increased $280 million (4.5%), due primarily to favorable currency ($540 million), price increases ($538 million) and the impact of acquisitions ($71 million), partially offset by higher marketing, administration and research costs ($373 million), the 2004 pre-tax charges for the international tobacco E.C. agreement ($250 million), unfavorable volume/mix ($201 million), reflecting lower volume in the higher margin markets of France, Germany and Italy, and asset impairment and exit costs for the closures of facilities in Hungary and Belgium, as well as the streamlining of PMI’s Benelux operations ($44 million).

      PMI’s volume of 761.4 billion units increased 25.6 billion units (3.5%), due primarily to incremental volume from acquisitions made during 2003. Excluding acquisition volume, shipments increased 9.1 billion units (1.2%). In Western Europe, volume declined 8.7%, due primarily to decreases in France, Germany and Italy. Shipment volume decreased 19.5% in France, due to tax-driven price increases since January 1, 2003, that continued to drive an overall market decline. PMI’s market share in France increased 0.7 share points to 39.9%. In Italy, volume decreased 6.4% and market share fell 2.6 share points to 51.5%, as PMI’s brands were adversely impacted by low-price competitive brands and a lower total market. Italy passed a minimum reference price law and implementation regulations are expected in the first quarter of 2005. In Germany, volume declined, reflecting a lower total cigarette market due mainly to tax-driven price increases and the resultant consumer shifts to low-price tobacco products, particularly tobacco portions which benefit from lower excise taxes than cigarettes. PMI entered the tobacco portions market during the second quarter of 2004 with the Marlboro and Next brands and is further expanding its capacity to manufacture these products in 2005. In Central and Eastern Europe, Middle East and Africa, volume increased due to gains in Kazakhstan, Poland, Romania, Russia, Saudi Arabia, Turkey and Ukraine, and acquisitions in Greece and Serbia, partially offset by declines in Lithuania and Hungary. In worldwide duty-free, volume increased, reflecting the global recovery in travel and a favorable comparison to the prior year, which was depressed by the effects of SARS and the Iraq war. In Asia, volume grew, due primarily to increases in Korea, Malaysia, Thailand and the Philippines. In Japan, PMI’s volume was up slightly, while the total market was down due to the adverse impact of the July 2003 tax-driven retail price increase and a lower incidence of smoking. In Latin America, volume decreased, driven mainly by declines in Argentina, partially offset by an increase in Mexico.

      PMI achieved market share gains in a number of important markets, including Austria, Belgium, Egypt, France, Greece, Japan, Mexico, the Netherlands, Poland, Russia, Saudi Arabia, Spain, Turkey and Ukraine.

      Volume for Marlboro declined 1.3%, as lower volume in Western Europe, mainly France and Germany, was partially offset by gains in Central Europe, Eastern Europe and Asia, including Japan. Marlboro market share increased in many important markets, including Argentina, Belgium, Japan, Mexico, Poland, Portugal, Russia, Spain, Turkey, Ukraine and the United Kingdom.

      During 2004, PMI purchased a tobacco business in Finland for a cost of approximately $42 million. Also, during 2004, PMI reached an agreement to acquire Coltabaco, the largest tobacco company in Colombia, with a 48% market share. PMI expects to close the transaction in the beginning of 2005, for approximately $310 million. During 2003, PMI purchased approximately 74.2% of a tobacco business in Serbia for a cost of approximately $486 million, and in 2004, PMI increased its ownership interest to 85.2%. During 2003, PMI also purchased 99% of a tobacco business in Greece for approximately $387 million and increased its ownership interest in its affiliate in Ecuador from less than 50% to approximately 98% for a cost of $70 million. In addition, during the third quarter of 2003, PMI announced that its license agreement with Japan Tobacco Inc. for the manufacture and sale of Marlboro cigarettes in Japan will not be renewed when the current term of the agreement expires in April 2005. PMI will undertake the manufacture of Marlboro and has expanded its distribution and sales force in Japan. As a result, PMI anticipates a smooth transition and higher operating companies income from Japan in 2005.

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

      PM USA’s shipment volume was 187.2 billion units, a decrease of 2.3%. In the premium segment, PM USA’s shipment volume decreased 1.1%, while Marlboro shipment volume decreased 636 million units (0.4%) to 147.9 billion units. In the discount segment, PM USA’s shipment volume decreased 12.9%, while Basic shipment volume was down 11.6% to 15.8 billion units. While PM USA’s shipment volume comparisons to 2002 were affected by factors such as a weak economic environment and sharp increases in state excise taxes, PM USA’s sequential retail share improved.

Exhibit 13

      Effective with the first quarter of 2003, PM USA began reporting retail share results based on a retail tracking service, with data beginning in the fourth quarter of 2002. This service, IRI/Capstone Total Retail Panel, was developed to measure market share in retail stores selling cigarettes, but was not designed to capture Internet or direct mail sales. The following table summarizes sequential retail share performance for PM USA’s key brands from the fourth quarter of 2002 through the fourth quarter of 2003, and the full year 2003, based on data from the IRI/Capstone Total Retail Panel:

	For the Three Months Ended					For the Year
						Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	December 31,
	2002	2003	2003	2003	2003	2003
Marlboro	37.4%	37.5%	37.8%	38.1%	38.5%	38.0%
Parliament	1.3	1.5	1.7	1.8	1.7	1.7
Virginia Slims	2.5	2.5	2.4	2.4	2.4	2.4
Basic	4.3	4.3	4.2	4.2	4.2	4.2

Focus on Four Brands	45.5	45.8	46.1	46.5	46.8	46.3
Other PM USA	2.6	2.5	2.4	2.3	2.3	2.4

Total PM USA	48.1%	48.3%	48.5%	48.8%	49.1%	48.7%

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

      PMI’s volume of 735.8 billion units increased 12.7 billion units (1.8%). In Western Europe, volume declined, due primarily to decreases in France, Germany and Italy, partially offset by increases in Spain and Austria. Shipment volume decreased in France, although market share was higher, reflecting contraction of the entire market following tax-driven price increases in January 2002, January 2003 and October 2003. In Germany, volume declined, reflecting a lower total market and consumer down-trading to low-priced tobacco portions following tax-driven price increases. In Italy, volume decreased 14.3% and market share fell 7.1 share points to 54.1%, as PMI’s brands remain under pressure from low-priced competitive brands. In Central and Eastern Europe, Middle East and Africa, volume increased, due to gains in Russia, Ukraine, Romania and Turkey, and acquisitions in Greece and Serbia, partially offset by declines in Hungary and Poland, due to intense price competition, and declines in Lithuania and the Slovak Republic, due to lower markets as a result of tax-driven price increases. In Asia, volume declined slightly as decreases in the Philippines and Indonesia were partially offset by increases in Japan, Korea, Taiwan and Thailand. In Latin America, volume increased, driven by gains in Argentina and Mexico.

      PMI achieved market share gains in a number of important markets, including Argentina, Austria, France, Germany, Greece, Japan, Poland, Russia, Singapore, the Slovak Republic, Spain, Turkey, Ukraine and the United Kingdom.

      Volume for Marlboro declined 1.9%, due primarily to tax-driven price increases in France and Germany, intense price competition in Italy, consumer down-trading in Turkey and difficult economic conditions and price competition in Egypt and Indonesia, partially offset by higher volume in Argentina, Austria, Brazil, the Czech Republic, Japan, Romania, Russia, Serbia, the Slovak Republic, Spain and Ukraine.

Food

Business Environment

Kraft manufactures and markets packaged food products, consisting principally of beverages, cheese, snacks, convenient meals and various packaged grocery products. Kraft manages and reports operating results through two units, Kraft North America Commercial (“KNAC”) and Kraft International Commercial (“KIC”). KNAC represents the North American food segment and KIC represents the international food segment. Beginning in 2004, results for the Mexico and Puerto Rico businesses, which were previously included in the North American food segment, are included in the international food segment and historical amounts have been restated.

      In the ordinary course of business, Kraft is subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, seasonality of certain products, significant weather conditions, timing of Kraft and customer incentive programs, customer inventory programs, Kraft’s initiatives to improve supply chain efficiency, including efforts to align product shipments more closely with consumption by shifting some of its customer marketing programs to a consumption based approach, financial situations of customers and general economic conditions.

      KNAC and KIC are subject to a number of challenges that may adversely affect their businesses. These challenges, which are discussed below and in the Cautionary Factors That May Affect Future Results section include:

•	fluctuations in commodity prices;

•	movements of foreign currencies;

•	competitive challenges in various products and markets, including price gaps with competitor products and the increasing price-consciousness of consumers;

•	a rising cost environment;

•	a trend toward increasing consolidation in the retail trade and consequent pricing pressure and inventory reductions;

•	a growing presence of hard discount retailers, primarily in Europe, with an emphasis on private label products;

Exhibit 13

•	changing consumer preferences, including diet trends;

•	competitors with different profit objectives and less susceptibility to currency exchange rates; and

•	consumer concerns and/or regulations regarding food safety, quality and health, including genetically modified organisms, trans-fatty acids and obesity. Increased government regulation of the food industry could result in increased costs to Kraft.

      Fluctuations in commodity costs can cause retail price volatility and intense price competition, and can influence consumer and trade buying patterns. During 2004, Kraft’s commodity costs on average were significantly higher than those incurred in 2003 (most notably dairy, coffee, meat, nuts, energy and packaging) and have adversely affected earnings. Dairy costs rose to historical highs during the first half of 2004, but moderated during the second half of 2004. For 2004, Kraft had a negative pre-tax earnings impact from all commodities of approximately $930 million as compared with 2003.

      To build its business while confronting these challenges, Kraft operates with seven business strategies: 1) build superior consumer brand value; 2) build shopper demand through superior customer collaboration; 3) transform the portfolio; 4) expand global scale; 5) drive out costs and assets; 6) strengthen employee and organizational excellence; and 7) act responsibly.

      In January 2004, Kraft announced a multi-year restructuring program with the objectives of leveraging Kraft’s global scale, realigning and lowering its cost structure, and optimizing capacity utilization. As part of this program (which is discussed further in Note 3. Asset Impairment and Exit Costs), Kraft anticipates the closing or sale of up to twenty plants and the elimination of approximately six thousand positions. From 2004 through 2006, Kraft expects to incur up to $1.2 billion in pre-tax charges for the program, reflecting asset disposals, severance and other implementation costs, including $641 million incurred in 2004. Approximately one-half of the pre-tax charges are expected to require cash payments.

      In addition, Kraft expects to incur approximately $140 million in capital expenditures from 2004 through 2006 to implement the restructuring program, including $46 million spent in 2004. Cost savings as a result of the restructuring program were approximately $127 million in 2004, are expected to increase by an incremental amount between $120 million and $140 million in 2005, and are anticipated to reach annualized cost savings of approximately $400 million by 2006, all of which are expected to be used in support of brand-building initiatives.

      One element of the growth strategy of Kraft is to strengthen its brand portfolio through active programs of selective acquisitions and divestitures. Kraft is constantly investigating potential acquisition candidates and from time to time sells businesses that are outside its core categories or that do not meet its growth or profitability targets. The impact of any future acquisition or divestiture could have a material impact on Altria Group, Inc.’s consolidated financial position, results of operations or cash flows.

      During 2004, Kraft acquired a U.S.-based beverage business for a total cost of $137 million. During 2003, Kraft acquired trademarks associated with a small U.S.-based natural foods business and also acquired a biscuits business in Egypt. The total cost of these and other smaller businesses purchased by Kraft during 2003 was $98 million. During 2002, Kraft acquired a snacks business in Turkey and a biscuits business in Australia. The total cost of these and smaller businesses purchased by Kraft during 2002 was $122 million.

      On November 15, 2004, Kraft announced the sale of substantially all of its sugar confectionery business for approximately $1.5 billion. The proposed sale includes the Life Savers, Creme Savers, Altoids, Trolli and Sugus brands. The transaction, which is subject to regulatory approval, is expected to be completed in the second quarter of 2005. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business as discontinued operations on the consolidated statements of earnings for all years presented. The assets related to the sugar confectionery business were reflected as assets of discontinued operations held for sale on the consolidated balance sheet at December 31, 2004. In addition, Kraft anticipates additional tax expense of $270 million will be recorded as a loss on sale of discontinued operations in 2005. In accordance with the provisions of SFAS No. 109, the tax expense will be recorded when the transaction is consummated.

      During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway. The aggregate proceeds received from the sales of these businesses were $18 million, on which pre-tax losses of $3 million were recorded. In December 2004, Kraft announced the sale of its U.K. desserts business for approximately $135 million, which is expected to result in a gain. The transaction, which is subject to required approvals, is expected to close in the first quarter of 2005, following completion of necessary employee consultation requirements. In addition, in December 2004, Kraft announced the sale of its yogurt business for approximately $59 million, which is expected to result in an after-tax loss of approximately $12 million. The transaction, which is also subject to regulatory approval, is expected to be completed in the first quarter of 2005.

      During 2003, Kraft sold a European rice business and a branded fresh cheese business in Italy. The aggregate proceeds received from the sales of businesses in 2003 were $96 million, on which pre-tax gains of $31 million were recorded.

      During 2002, Kraft sold several small North American food businesses, most of which had been previously classified as businesses held for sale arising from the acquisition of Nabisco. In addition, Kraft sold a Latin American yeast and industrial bakery ingredients business for approximately $110 million and recorded a pre-tax gain of $69 million. The aggregate proceeds received from the sales of these businesses during 2002 were $219 million, on which pre-tax gains of $80 million were recorded.

      The operating results of businesses acquired and sold, excluding Kraft’s sugar confectionery business, were not material to Altria Group, Inc.’s consolidated financial position, results of operations or cash flows in any of the years presented.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2004	2003	2002	2004	2003	2002
North American food	$22,060	$20,937	$20,489	$3,870	$4,658	$4,664
International food	10,108	9,561	8,759	933	1,393	1,466

Total food	$32,168	$30,498	$29,248	$4,803	$6,051	$6,130

Exhibit 13

2004 compared with 2003

The following discussion compares food operating results for 2004 with 2003.

•      North American food: Net revenues increased $1.1 billion (5.4%), due primarily to higher volume/mix ($537 million), higher net pricing ($312 million, reflecting commodity-driven price increases, partially offset by increased promotional spending), favorable currency ($164 million) and the impact of acquisitions ($117 million).

      Operating companies income decreased $788 million (16.9%), due primarily to the 2004 pre-tax charges for asset impairment and exit costs ($391 million), cost increases, net of higher pricing ($356 million, including higher commodity costs and increased promotional spending), higher marketing, administration and research costs ($214 million, including higher benefit costs), and the 2004 implementation costs associated with the Kraft restructuring program ($40 million), partially offset by higher volume/mix ($197 million) and favorable currency ($29 million).

      Volume increased 4.3%, of which 2.6% was due to acquisitions. In U.S. Beverages, volume increased, driven primarily by an acquisition in beverages, growth in coffee and new product introductions. Volume gains were achieved in U.S. Cheese, Canada & North America Foodservice, due primarily to promotional reinvestment spending in cheese and higher volume in Foodservice, due to the impact of an acquisition and higher shipments to national accounts. In U.S. Convenient Meals, volume increased, due primarily to higher cold cuts shipments and new product introductions in pizza, partially offset by lower shipments of meals. In U.S. Grocery, volume increased, due primarily to growth in enhancers, partially offset by declines in desserts. In U.S. Snacks & Cereals, volume increased, due primarily to higher snack nuts and biscuits shipments, partially offset by lower cereals volumes.

•      International food: Net revenues increased $547 million (5.7%), due primarily to favorable currency ($674 million), favorable volume/mix ($23 million) and the impact of acquisitions ($23 million), partially offset by the impact of divestitures ($126 million) and increased promotional spending, net of higher pricing ($47 million).

      Operating companies income decreased $460 million (33.0%), due primarily to the pre-tax charges for asset impairment and exit costs ($206 million), cost increases and increased promotional spending, net of higher pricing ($113 million), higher marketing, administration and research costs ($92 million, including higher benefit costs and infrastructure investment in developing markets), an investment impairment charge relating to a joint venture in Turkey ($47 million), the 2004 loss and 2003 gain on sales of businesses (aggregating $34 million) and the impact of divestitures, partially offset by favorable currency ($69 million).

      Volume decreased 1.1%, due primarily to the impact of the divestitures of a rice business and a branded fresh cheese business in Europe in 2003, as well as price competition and trade inventory reductions in several markets, partially offset by the impact of acquisitions.

      In Europe, Middle East and Africa, volume decreased, impacted by divestitures, price competition in France and trade inventory reductions in Russia, partially offset by growth in Germany, Austria, Italy and Romania, and the impact of acquisitions. Beverages volume declined, impacted by price competition in coffee in France and lower shipments of refreshment beverages in the Middle East. In cheese, volume decreased, due primarily to the divestiture of a branded fresh cheese business in Italy, partially offset by higher shipments of cream cheese in Germany, Italy and the United Kingdom, and higher process cheese shipments in the United Kingdom. In convenient meals, volume declined, due primarily to the divestiture of a European rice business. In grocery, volume declined across several markets, including Germany and Italy, partially offset by an acquisition in Egypt. Snacks volume increased, benefiting from acquisitions and new product introductions across the region, partially offset by trade inventory reductions in Russia.

      Volume decreased in Latin America & Asia Pacific, due primarily to declines in Mexico, Peru, and Venezuela, partially offset by gains in Brazil and China. Snacks volume decreased, impacted by price competition and trade inventory reductions in Peru and Venezuela. In grocery, volume decreased across several markets, including Peru, Australia and the Philippines. In beverages, volume increased, impacted by gains in Brazil and China, partially offset by price competition in Mexico. Cheese volume increased, with gains across several markets, including Japan, Australia and the Philippines.

2003 compared with 2002

The following discussion compares food operating results for 2003 with 2002.

•      North American food: Net revenues increased $448 million (2.2%), due primarily to favorable currency ($162 million), higher pricing, net of increased promotional spending ($157 million) and higher volume/mix ($148 million), partially offset by the divestiture of a small confectionery business in the fourth quarter of 2002.

      Operating companies income decreased $6 million (0.1%), due primarily to cost increases, net of higher pricing ($132 million, including higher commodity costs and increased promotional spending), higher fixed manufacturing costs ($82 million, including higher benefit costs) and unfavorable volume/mix ($35 million), partially offset by the 2002 pre-tax charges for asset impairment and exit costs, and integration charges (aggregating $242 million).

      Volume increased 1.5%. Volume gains were achieved in U.S. Beverages, driven primarily by new product momentum in ready-to-drink beverages, partially offset by lower shipments of coffee. In U.S. Cheese, Canada & North America Foodservice, volume increased, due primarily to improved consumption and share trends in cheese from increased marketing spending, and higher shipments in Canada. Volume for the Foodservice business in the United States increased, due to higher shipments to national accounts. In U.S. Convenient Meals, volume increased, due primarily to higher shipments of cold cuts, hot dogs, bacon, soy-based meat alternatives and frozen pizza. In U.S. Grocery, volume decreased, due primarily to divestitures and lower shipments of enhancers, partially offset by higher desserts volume. Volume decreased in U.S. Snacks & Cereal, due primarily to weakness in cookies resulting from the impact of consumers’ health and wellness focus, lower contributions from new products and higher pricing, partially offset by gains in snack nuts.

•      International food: Net revenues increased $802 million (9.2%), due primarily to favorable currency ($564 million), higher pricing ($320 million, reflecting higher commodity and currency devaluation-driven cost increases in Latin America) and the impact of acquisitions ($57 million), partially offset by lower volume/mix ($73 million) and the impact of divestitures ($66 million).

Exhibit 13

      Operating companies income decreased $73 million (5.0%), due primarily to higher marketing, administration and research costs ($90 million, including higher benefit costs and infrastructure investment in developing markets), the net impact of lower gains on sales of businesses ($41 million), lower volume/mix ($39 million) and the impact of divestitures, partially offset by favorable currency ($61 million), higher pricing, net of cost increases ($24 million, including fixed manufacturing costs), the 2002 pre-tax charges for integration costs ($17 million) and the impact of acquisitions ($7 million).

      Volume decreased 1.1%, due primarily to the impact of divestitures, the adverse impact of the summer heat wave across Europe on the coffee and confectionery businesses, and price competition, partially offset by growth in developing markets and the impact of acquisitions.

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

      Volume decreased in the Latin America and Asia Pacific region, due primarily to the divestiture of a Latin American bakery ingredients business in 2002, partially offset by growth in Argentina, Brazil, Mexico, China and Australia. In grocery, volume declined in Latin America, due primarily to the divestiture of a bakery ingredients business in the fourth quarter of 2002. Snacks volume increased, due primarily to new product introductions in Brazil, Argentina, China and Australia, partially offset by lower confectionery volume due to trade inventory reductions, price competition and economic weakness in Brazil. In beverages, volume increased, driven by growth in Brazil, Venezuela, Mexico and China, aided by new product introductions. In cheese, volume increased, due primarily to higher shipments to the Philippines and Australia, partially offset by declines in the Latin American region. Convenient meals volume also grew, benefiting from gains in Argentina.

Beer

On July 9, 2002, Miller merged into SAB to form SABMiller. The transaction, which is discussed more fully in Note 4 to the consolidated financial statements, resulted in a pre-tax gain of $2.6 billion, or $1.7 billion after-tax. Beginning with the third quarter of 2002, ALG ceased consolidating the operating results and balance sheet of Miller and began to account for its ownership interest in SABMiller under the equity method.

Financial Services

Business Environment

During 2003, PMCC shifted its strategic focus from an emphasis on the growth of its portfolio of finance leases through new investments to one of maximizing investment gains and generating cash flows from its existing portfolio of finance assets. Accordingly, PMCC’s operating companies income will decrease over time, although there may be fluctuations from year to year, as lease investments mature or are sold. During 2004 and 2003, PMCC received proceeds from asset sales and maturities of $644 million and $507 million, respectively, and recorded gains of $112 million and $45 million, respectively, in operating companies income.

      Among its leasing activities, PMCC leases a number of aircraft, predominantly to major U.S. carriers. At December 31, 2004, approximately 27%, or $2.2 billion of PMCC’s aggregate finance asset balance related to aircraft. Two of PMCC’s lessees, United Air Lines, Inc. (“UAL”) and US Airways Group, Inc. (“US Airways”) are currently under bankruptcy protection and therefore PMCC has ceased recording income on these leases.

      PMCC leases 24 Boeing 757 aircraft to UAL with an aggregate finance asset balance of $569 million at December 31, 2004. PMCC has entered into an agreement with UAL to amend 18 direct finance leases subject to UAL’s successful emergence from bankruptcy and assumption of the leases. UAL remains current on lease payments due to PMCC on these 18 amended leases. PMCC continues to monitor the situation at UAL with respect to the six remaining aircraft financed under leveraged leases, in which PMCC has an aggregate finance asset balance of $92 million. PMCC has no amended agreement relative to these leases since its interests are subordinate to those of public debt holders associated with the leveraged leases. Accordingly, since UAL has declared bankruptcy, PMCC has received no lease payments relative to these six aircraft and remains at risk of foreclosure on these aircraft by the senior lenders under the leveraged leases.

      In addition, PMCC leases 16 Airbus A-319 aircraft to US Airways financed under leveraged leases with an aggregate finance asset balance of $150 million at December 31, 2004. US Airways filed for bankruptcy protection in September 2004. Previously, US Airways emerged from Chapter 11 bankruptcy protection in March 2003, at which time PMCC’s leveraged leases were assumed pursuant to an agreement with US Airways. Since entering bankruptcy again in September 2004, US Airways has entered into agreements with respect to all 16 PMCC aircraft which require US Airways to honor its lease obligations on a going forward basis until it either assumes or rejects the leases. If US Airways rejects the leases on these aircraft, PMCC is at risk of having its interest in these aircraft foreclosed upon by the senior lenders under the leveraged leases.

      PMCC has an aggregate finance asset balance of $258 million at December 31, 2004, relating to six Boeing 757, nine Boeing 767 and four McDonnell Douglas (MD-88) aircraft leased to Delta Air Lines, Inc. (“Delta”) under long-term leveraged leases. PMCC and many other aircraft financiers entered into restructuring agreements with Delta in November 2004. As a result of its agreement, PMCC recorded a charge to the allowance for losses of $40 million. Delta remains current under its lease obligations to PMCC.

      In recognition of ongoing concerns within its airline portfolio, PMCC recorded a provision for losses of $140 million in the fourth quarter of 2004. Previously, PMCC had recorded a provision for losses of $290 million in the fourth quarter of 2002 for its airline industry exposure. At December 31, 2004, PMCC’s allowance for losses, which includes the provisions recorded by PMCC for its airline industry exposure, was $497 million. It is possible that further adverse developments in the airline industry may require PMCC to increase its allowance for losses.

Exhibit 13

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2004	2003	2002	2004	2003	2002
Financial Services	$395	$432	$495	$144	$313	$55

      PMCC’s net revenues for 2004 decreased $37 million (8.6%) from 2003, due primarily to the previously discussed change in strategy which resulted in lower lease portfolio revenues, partially offset by an increase of $66 million from gains on asset sales. PMCC’s operating companies income for 2004 decreased $169 million (54.0%) from 2003, due primarily to the 2004 provision for airline industry exposure discussed above, and the decrease in net revenues.

      PMCC’s net revenues for 2003 decreased $63 million (12.7%) from 2002, due primarily to the previously discussed change in strategy which resulted in lower lease portfolio revenues. PMCC’s operating companies income for 2003 increased $258 million over 2002, due primarily to the previously discussed 2002 provision for airline industry exposure, partially offset by the impact of lower investment balances as a result of PMCC’s change in strategic direction.

Financial Review

•      Net Cash Provided by Operating Activities: During 2004, net cash provided by operating activities was $10.9 billion, compared with $10.8 billion during 2003. The increase of $74 million was due primarily to higher net earnings in 2004, partially offset by higher escrow deposits for the Price domestic tobacco case and lower cash from the financial services business.

      During 2003, net cash provided by operating activities of $10.8 billion was $204 million higher than 2002, due primarily to a lower use of cash to fund working capital, partially offset by a use of cash to fund the Price escrow.

•      Net Cash Used in Investing Activities: One element of the growth strategy of ALG’s subsidiaries is to strengthen their brand portfolios through active programs of selective acquisitions and divestitures. These subsidiaries are constantly investigating potential acquisition candidates and from time to time Kraft sells businesses that are outside its core categories or that do not meet its growth or profitability targets. The impact of any future acquisition or divestiture could have a material impact on Altria Group, Inc.’s consolidated cash flows.

      During 2004, 2003 and 2002, net cash used in investing activities was $1.4 billion, $2.4 billion and $2.5 billion, respectively. The decrease in 2004 primarily reflects lower amounts used for the purchase of businesses in 2004. The discontinuation of finance asset investments, as well as the increased proceeds from finance asset sales also contributed to a lower level of cash used in investing activities.

      Capital expenditures for 2004 decreased 3.1% to $1.9 billion. Approximately 45% related to tobacco operations and approximately 55% related to food operations; the expenditures were primarily for modernization and consolidation of manufacturing facilities, and expansion of certain production capacity. In 2005, capital expenditures are expected to be approximately 10% to 15% above 2004 expenditures and are expected to be funded by operating cash flows.

•      Net Cash Used in Financing Activities: During 2004, net cash used in financing activities was $8.0 billion, compared with $5.5 billion in 2003 and $8.2 billion in 2002. The increase of $2.5 billion over 2003 was due primarily to the repayment of debt in 2004, as compared with 2003 when ALG and Kraft borrowed against their revolving credit facilities, while their access to commercial paper markets was temporarily eliminated following a $10.1 billion judgment against PM USA. The decrease in net cash used in financing activities in 2003 from 2002 was due primarily to a lower level ($5.4 billion) of ALG payments for common stock repurchases in 2003, partially offset by a lower net issuance of consumer products debt in 2003.

•      Debt and Liquidity:

Credit Ratings: Following a $10.1 billion judgment on March 21, 2003, against PM USA in the Price litigation, which is discussed in Note 19, the three major credit rating agencies took a series of ratings actions resulting in the lowering of ALG’s short-term and long-term debt ratings. During 2003, Moody’s lowered ALG’s short-term debt rating from “P-1” to “P-3” and its long-term debt rating from “A2” to “Baa2.” Standard & Poor’s lowered ALG’s short-term debt rating from “A-1” to “A-2” and its long-term debt rating from “A–” to “BBB.” Fitch Rating Services lowered ALG’s short-term debt rating from “F-1” to “F-2” and its long-term debt rating from “A” to “BBB.”

     While Kraft is not a party to, and has no exposure to, this litigation, its credit ratings were also lowered, but to a lesser degree. As a result of the rating agencies’ actions, borrowing costs for ALG and Kraft have increased. None of ALG’s or Kraft’s debt agreements require accelerated repayment as a result of a decrease in credit ratings. The credit rating downgrades by Moody’s, Standard & Poor’s, and Fitch Rating Services had no impact on any of ALG’s or Kraft’s other existing third-party contracts.

Credit Lines: ALG and Kraft each maintain separate revolving credit facilities that they have historically used to support the issuance of commercial paper. However, as a result of the rating agencies’ actions discussed above, ALG’s and Kraft’s access to the commercial paper market was eliminated in 2003. Subsequently, in April 2003, ALG and Kraft began to borrow against existing credit facilities to repay maturing commercial paper and to fund normal working capital needs. By the end of May 2003, Kraft regained its access to the commercial paper market, and in November 2003, ALG regained limited access to the commercial paper market.

      At December 31, 2004, credit lines for ALG and Kraft, and the related activity were as follows (in billions of dollars):

	ALG
			Commercial
	Credit	Amount	Paper	Lines
Type	Lines	Drawn	Outstanding	Available
Multi-year	$5.0	$—	$—	$5.0

	Kraft
			Commercial
	Credit	Amount	Paper	Lines
Type	Lines	Drawn	Outstanding	Available
364-day	$2.5	$—	$—	$2.5
Multi-year	2.0		1.7	0.3

	$4.5	$—	$1.7	$2.8

Exhibit 13

      The ALG multi-year revolving credit facility requires the maintenance of an earnings to fixed charges ratio, as defined by the agreement, of 2.5 to 1.0. At December 31, 2004, the ratio calculated in accordance with the agreement was 9.7 to 1.0. The Kraft multi-year revolving credit facility, which is for the sole use of Kraft, requires the maintenance of a minimum net worth of $18.2 billion. At December 31, 2004, Kraft’s net worth was $29.9 billion. ALG and Kraft expect to continue to meet their respective covenants. The multi-year facilities, which expire in July 2006, enable the respective companies to reclassify short-term debt on a long-term basis.

      After a review of projected borrowing requirements, ALG’s management determined that its revolving credit facilities provided liquidity in excess of its needs. As a result, ALG’s 364-day revolving credit facility was not renewed when it expired in July 2004. In July 2004, Kraft replaced its 364-day facility, which was expiring. The new Kraft 364-day revolving credit facility, in the amount of $2.5 billion, expires in July 2005, although it contains a provision allowing Kraft to extend the maturity of outstanding borrowings for up to one additional year. It also requires the maintenance of a minimum net worth of $18.2 billion. These facilities do not include any additional financial tests, any credit rating triggers or any provisions that could require the posting of collateral.

      In addition to the above, certain international subsidiaries of ALG and Kraft maintain uncommitted credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.0 billion for ALG subsidiaries (other than Kraft) and approximately $0.6 billion for Kraft subsidiaries, are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.9 billion at December 31, 2004.

Debt: Altria Group, Inc.’s total debt (consumer products and financial services) was $23.0 billion and $24.5 billion at December 31, 2004 and 2003, respectively. Total consumer products debt was $20.8 billion and $22.3 billion at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, Altria Group, Inc.’s ratio of consumer products debt to total equity was 0.68 and 0.89, respectively. The ratio of total debt to total equity was 0.75 and 0.98 at December 31, 2004 and 2003, respectively. Fixed-rate debt constituted approximately 90% and 80% of total consumer products debt at December 31, 2004 and 2003, respectively. The weighted average interest rate on total consumer products debt, including the impact of swap agreements, was approximately 5.4% and 5.2% at December 31, 2004 and 2003, respectively.

      In November 2004, Kraft issued $750 million of 5-year notes bearing interest at 4.125%. The net proceeds of the offering were used by Kraft to refinance maturing debt. Kraft has a Form S-3 shelf registration statement on file with the SEC, under which Kraft may sell debt securities and/or warrants to purchase debt securities in one or more offerings. At December 31, 2004, Kraft had $3.5 billion of capacity remaining under its shelf registration.

      In November 2003, ALG completed the issuance of $1.5 billion in long-term notes under an existing shelf registration statement. The borrowings included $500 million of 5-year notes bearing interest at a rate of 5.625% and $1.0 billion of 10-year notes bearing interest at a rate of 7.0%. The net proceeds from this transaction were used to retire borrowings against the ALG revolving credit facilities. At December 31, 2004, ALG had approximately $2.8 billion of capacity remaining under its shelf registration.

      ALG does not guarantee the debt of Kraft.

•      Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 19, at December 31, 2004, Altria Group, Inc.’s third-party guarantees, which are primarily related to excise taxes, and acquisition and divestiture activities, approximated $468 million, of which $305 million have no specified expiration dates. The remainder expire through 2023, with $134 million expiring during 2005. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $44 million on its consolidated balance sheet at December 31, 2004, relating to these guarantees. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2004, subsidiaries of ALG were also contingently liable for $1.8 billion of guarantees related to their own performance, consisting of the following:

•	$1.6 billion of guarantees of excise tax and import duties related primarily to international shipments of tobacco products. In these agreements, a financial institution provides a guarantee of tax payments to the respective governments. PMI then issues a guarantee to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of tobacco products in international markets, and the underlying taxes payable are recorded on Altria Group, Inc.’s consolidated balance sheet.

•	$0.2 billion of other guarantees related to the tobacco and food businesses.

      Although Altria Group, Inc.’s guarantees of its own performance are frequently short-term in nature, the short-term guarantees are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Exhibit 13

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.’s contractual obligations at December 31, 2004:

	Payments Due
			2006-	2008-	2010 and
(in millions)	Total	2005	2007	2009	Thereafter
Long-term debt(1):
Consumer products	$18,252	$1,751	$5,317	$3,791	$7,393
Financial services	2,221		1,722	499

	20,473	1,751	7,039	4,290	7,393
Operating leases(2)	1,997	544	711	355	387
Purchase obligations(3):
Inventory and production costs	9,060	4,847	2,643	692	878
Other	3,772	2,325	1,246	183	18

	12,832	7,172	3,889	875	896
Other long-term liabilities(4)	108	11	75	18	4

	$35,410	$9,478	$11,714	$5,538	$8,680

(1)	Amounts represent the expected cash payments of Altria Group, Inc.’s long-term debt and do not include bond premiums or discounts, or nonrecourse debt issued by PMCC.

(2)	Amounts represent the minimum rental commitments under non-cancelable operating leases. Altria Group, Inc. has no significant capital lease obligations.

(3)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(4)	Other long-term liabilities primarily consist of specific severance and incentive compensation arrangements. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension, postretirement health care and postemployment costs, income taxes, minority interest, insurance accruals and other accruals. Altria Group, Inc. is unable to estimate the timing of payments for these items. Currently, Altria Group, Inc. anticipates making U.S. pension contributions of approximately $780 million in 2005 and non-U.S. pension contributions of approximately $210 million in 2005, based on current tax law (as discussed in Note 16).

      The State Settlement Agreements and related legal fee payments, and payments for tobacco-growers, as discussed below and in Note 19, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the international tobacco E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including PMI’s market share in the European Union. Litigation escrow deposits, as discussed below and in Note 19, are also excluded from the table above since these deposits will be returned to PM USA should it prevail on appeal.

International Tobacco E.C. Agreement: On July 9, 2004, PMI entered into an agreement with the E.C. and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement, approximately $100 million on the second anniversary and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. During the third quarter of 2004, PMI began accruing for payments due on the first anniversary of the agreement.

Payments Under State Settlement and Other Tobacco Agreements: As discussed previously and in Note 19, PM USA has entered into State Settlement Agreements with the states and territories of the United States and has also entered into agreements for the benefit of United States tobacco growers. During 2004, PMI entered into a cooperation agreement with the European Community. Each of these agreements calls for payments that are based on variable factors, such as cigarette volume, market shares and inflation. PM USA and PMI account for the cost of these agreements as a component of cost of sales as product is shipped.

      As a result of these agreements, PM USA and PMI recorded the following amounts in cost of sales for the years ended December 31, 2004, 2003 and 2002:

(in billions)	PM USA	PMI	Total
2004	$4.6	$0.1	$4.7
2003	4.4		4.4
2002	5.3		5.3

      In addition, during 2004, PMI recorded a pre-tax charge of $250 million at the signing of the cooperation agreement with the European Community, and PM USA recorded a one-time pre-tax charge of $202 million in 2003 related to the settlement of litigation with tobacco growers.

      Based on current agreements and current estimates of volume, market share and inflation trends, the estimated amounts that PM USA and PMI may charge to cost of sales under these agreements will be approximately as follows:

(in billions)	PM USA		PMI		Total
2005	$4.9		$0.1		$5.0
2006	5.0		0.1		5.1
2007	5.6		0.1		5.7
2008	5.7		0.1		5.8
2009	5.7		0.1		5.8
2010 to 2015	5.9	annually	0.1	annually	6.0	annually
Thereafter	6.0	annually			6.0	annually

      The estimated amounts charged to cost of sales in each of the years above would generally be paid in the following year. As previously stated, the payments due under the terms of these agreements are subject to adjustment for several factors, including cigarette volume, inflation and certain contingent events and, in general, are allocated based on each manufacturer’s market share. The amounts shown in the table above are estimates, and actual amounts will differ as underlying assumptions differ from actual future results.

Exhibit 13

Litigation Escrow Deposits: As discussed in Note 19, in connection with obtaining a stay of execution in May 2001 in the Engle class action, PM USA placed $1.2 billion into an interest-bearing escrow account. The $1.2 billion escrow account and a deposit of $100 million related to the bonding requirement are included in the December 31, 2004 and 2003 consolidated balance sheets as other assets. These amounts will be returned to PM USA should it prevail in its appeal of the case. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

      In addition, in connection with obtaining a stay of execution in the Price case, PM USA placed a pre-existing 7.0%, $6 billion long-term note from ALG to PM USA into an escrow account with an Illinois financial institution. Since this note is the result of an intercompany financing arrangement, it does not appear on the consolidated balance sheet of Altria Group, Inc. In addition, PM USA agreed to make cash deposits with the clerk of the Madison County Circuit Court in the following amounts: beginning October 1, 2003, an amount equal to the interest earned by PM USA on the ALG note ($210 million every six months), an additional $800 million in four equal quarterly installments between September 2003 and June 2004 and the payments of the principal of the note which are due in equal installments in April 2008, 2009 and 2010. Through December 31, 2004, PM USA made $1.4 billion of the cash deposits due under the judge’s order. Cash deposits into the account are included in other assets on the consolidated balance sheet. If PM USA prevails on appeal, the escrowed note and all cash deposited with the court will be returned to PM USA, with accrued interest less administrative fees payable to the court.

      With respect to certain adverse verdicts and judicial decisions currently on appeal, other than the Engle and the Price cases discussed above, as of December 31, 2004, PM USA has posted various forms of security totaling $360 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. In addition, as discussed in Note 19, PMI placed 51 million euro in an escrow account pending appeal of an adverse administrative court decision in Italy. These cash deposits are included in other assets on the consolidated balance sheets.

      As discussed above under Tobacco—Business Environment, the present legislative and litigation environment is substantially uncertain and could result in material adverse consequences for the business, financial condition, cash flows or results of operations of ALG, PM USA and PMI. Assuming there are no material adverse developments in the legislative and litigation environment, Altria Group, Inc. expects its cash flow from operations to provide sufficient liquidity to meet the ongoing needs of the business.

•      Equity and Dividends: During 2003, ALG completed its three-year, $10 billion share repurchase program and began a one-year, $3 billion share repurchase program that expired in March 2004. Following the rating agencies’ actions in the first quarter of 2003, discussed above in “Credit Ratings,” ALG suspended its share repurchase program. During 2003, ALG repurchased 18.7 million shares of its common stock at a cost of $0.7 billion. Cumulative repurchases under the $3 billion authority totaled approximately 7.0 million shares at an aggregate cost of $241 million.

      During 2003, Kraft completed its $500 million share repurchase program and began a $700 million share repurchase program. During December 2004, Kraft completed its $700 million share repurchase program and began a $1.5 billion two-year share repurchase program. During 2004 and 2003, Kraft repurchased 21.5 million and 12.5 million shares, respectively, of its Class A common stock at a cost of $700 million and $380 million, respectively. As of December 31, 2004, Kraft had repurchased 1.4 million shares of its Class A common stock, under its $1.5 billion authority, at an aggregate cost of $50 million.

      Altria Group, Inc. purchased 1.6 million shares of Kraft’s Class A common stock in open market transactions during 2002 in order to completely satisfy a one-time grant of Kraft options to employees of Altria Group, Inc. at the time of the Kraft IPO.

      As discussed in Note 12 to the consolidated financial statements, in January 2004 and January 2003, Altria Group, Inc. granted approximately 1.4 million and 2.3 million shares of restricted stock, respectively, to eligible U.S.-based employees and Directors of Altria Group, Inc. and also issued to eligible non-U.S. employees and Directors rights to receive approximately 1.0 million and 1.5 million equivalent shares, respectively. Restrictions on most of the stock and rights granted in 2004 and 2003 lapse in the first quarter of 2007 and the first quarter of 2006, respectively.

      Dividends paid in 2004 and 2003 were $5.7 billion and $5.3 billion, respectively, an increase of 7.3%, primarily reflecting a higher dividend rate in 2004. During the third quarter of 2004, Altria Group, Inc.’s Board of Directors approved a 7.4% increase in the quarterly dividend rate to $0.73 per share. As a result, the annualized dividend rate increased to $2.92 from $2.72.

Market Risk

ALG’s subsidiaries operate globally, with manufacturing and sales facilities in various locations around the world. ALG and its subsidiaries utilize certain financial instruments to manage foreign currency and commodity exposures. Derivative financial instruments are used by ALG and its subsidiaries, principally to reduce exposure to market risks resulting from fluctuations in foreign exchange rates and commodity prices, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes.

      A substantial portion of Altria Group, Inc.’s derivative financial instruments is effective as hedges. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2004, 2003 and 2002, as follows:

(in millions)	2004	2003	2002
(Loss) gain as of January 1	$(83)	$(77)	$33
Derivative losses (gains) transferred to earnings	86	(42)	1
Change in fair value	(17)	36	(111)

Loss as of December 31	$(14)	$(83)	$(77)

      The fair value of all derivative financial instruments has been calculated based on market quotes.

•      Foreign exchange rates: Altria Group, Inc. uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2004 and 2003, Altria Group, Inc. had foreign exchange option and forward contracts with aggregate notional amounts of $9.7 billion and $13.6 billion, respectively. The $3.9 billion decrease from December 31, 2003, reflects $3.0 billion due to the maturity of a substantial portion of equal and offsetting foreign currency transactions discussed below, as well as the maturity of contracts that were outstanding at December 31, 2003, partially offset by new agreements in 2004. Included in the foreign currency aggregate notional

Exhibit 13

amounts at December 31, 2004 and 2003, were $0.4 billion and $3.4 billion, respectively, of equal and offsetting foreign currency positions, which do not qualify as hedges and that will not result in any significant gain or loss. In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. A substantial portion of the foreign currency swap agreements is accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under U.S. GAAP was insignificant as of December 31, 2004 and 2003. At December 31, 2004 and 2003, the notional amounts of foreign currency swap agreements aggregated $2.7 billion and $2.5 billion, respectively.

      Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2004, 2003 and 2002, losses, net of income taxes, of $344 million, $286 million and $366 million, respectively, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

•      Commodities: Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts as cash flow hedges, primarily for coffee, cocoa, milk and cheese. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean oil. At December 31, 2004 and 2003, Kraft had net long commodity positions of $443 million and $255 million, respectively. In general, commodity forward contracts qualify for the normal purchase exception under U.S. GAAP. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2004 and 2003.

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

      The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. Altria Group, Inc. used a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2004 and 2003, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

      The estimated potential one-day loss in fair value of Altria Group, Inc.’s interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, were as follows:

	Pre-Tax Earnings Impact
	At
(in millions)	12/31/04	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$16	$21	$35	$16
Commodity prices	4	6	8	4

	Fair Value Impact
	At
(in millions)	12/31/04	Average	High	Low
Instruments sensitive to:
Interest rates	$72	$96	$113	$72

	Pre-Tax Earnings Impact
	At
(in millions)	12/31/03	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$20	$35	$74	$20
Commodity prices	5	5	7	3

	Fair Value Impact
(in millions)	At 12/31/03	Average	High	Low
Instruments sensitive to:
Interest rates	$119	$139	$171	$113

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

Exhibit 13

New Accounting Standards

See Note 2 to the consolidated financial statements for a discussion of new accounting standards.

Contingencies

See Note 19 to the consolidated financial statements for a discussion of contingencies.

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

      The present litigation environment is substantially uncertain, and it is possible that our business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome of pending litigation, including certain of the verdicts against us that are on appeal. We intend to continue vigorously defending all tobacco-related litigation, although we may enter into settlement discussions in particular cases if we believe it is in the best interest of our stockholders to do so. The entire litigation environment may not improve sufficiently to enable the Board of Directors to implement any contemplated restructuring alternatives. Please see Note 19 for a discussion of pending tobacco-related litigation.

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

•      Excise Taxes: Cigarettes are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the EU and in other foreign jurisdictions. These tax increases are expected to continue to have an adverse impact on sales of cigarettes by our tobacco subsidiaries, due to lower consumption levels and to a shift in sales from the premium to the non-premium or discount segments or to other low-priced tobacco products or to sales outside of legitimate channels.

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

•      Governmental Investigations: From time to time, ALG and its tobacco subsidiaries are subject to governmental investigations on a range of matters. Ongoing investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain international markets and allegations of false and misleading usage of descriptors, such as “Lights” and “Ultra Lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations.

*	This section uses the terms “we,” “our” and “us” when it is not necessary to distinguish among ALG and its various operating subsidiaries or when any distinction is clear from the context.

Exhibit 13

•      New Tobacco Product Technologies: Our tobacco subsidiaries continue to seek ways to develop and to commercialize new product technologies that have the objective of reducing the risk of smoking. Their goal is to reduce constituents in tobacco smoke identified by public health authorities as harmful while continuing to offer adult smokers products that meet their taste expectations. We cannot guarantee that our tobacco subsidiaries will succeed in these efforts. If they do not succeed, but one or more of their competitors do, our tobacco subsidiaries may be at a competitive disadvantage.

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

•      Competition and Economic Downturns: Each of our consumer products subsidiaries is subject to intense competition, changes in consumer preferences and local economic conditions. To be successful, they must continue to:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and to broaden brand portfolios in order to compete effectively with lower priced products;

•	improve productivity; and

•	respond effectively to changing prices for their raw materials.

      The willingness of consumers to purchase premium cigarette brands and premium food and beverage brands depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label and other economy brands and the volume of our consumer products subsidiaries could suffer accordingly.

      Our finance subsidiary, PMCC, holds investments in finance leases, principally in transportation (including aircraft), power generation and manufacturing equipment and facilities. Its lessees are also subject to intense competition and economic conditions. If counterparties to PMCC’s leases fail to manage through difficult economic and competitive conditions, PMCC may have to increase its allowance for losses, which would adversely affect our profitability.

•      Grocery Trade Consolidation: As the retail grocery trade continues to consolidate and retailers grow larger and become more sophisticated, they demand lower pricing and increased promotional programs. Further, these customers are reducing their inventories and increasing their emphasis on private label products. If Kraft fails to use its scale, marketing expertise, branded products and category leadership positions to respond to these trends, its volume growth could slow or it may need to lower prices or increase promotional support of its products, any of which would adversely affect our profitability.

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

•      Strengthening Brand Portfolios Through Acquisitions and Divestitures: One element of the growth strategy of our consumer products subsidiaries is to strengthen their brand portfolios through active programs of selective acquisitions and divestitures. These subsidiaries are constantly investigating potential acquisition candidates and from time to time Kraft sells businesses that are outside its core categories or that do not meet its growth or profitability targets. Acquisition opportunities are limited and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms or that all future acquisitions will be quickly accretive to earnings.

•      Food Raw Material Prices: The raw materials used by our food businesses are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material and packaging costs, and our operating subsidiaries may be unable to increase their prices to offset these increased costs without suffering reduced volume, net revenue and operating companies income. We do not fully hedge against changes in commodity prices and our hedging strategies may not work as planned.

•      Food Safety, Quality and Health Concerns: We could be adversely affected if consumers in Kraft’s principal markets lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying Kraft’s products or cause production and delivery disruptions. Recent publicity concerning the health implications of obesity and trans-fatty acids could also reduce consumption of certain of Kraft’s products. In addition, Kraft may need to recall some of its products if they become adulterated or misbranded. Kraft may also be liable if the consumption of any of its products causes injury. A widespread product recall or a significant product liability judgment could cause products to be unavailable for a period of time and a loss of consumer confidence in Kraft’s food products and could have a material adverse effect on Kraft’s business and results.

•      Limited Access to Commercial Paper Market: As a result of actions by credit rating agencies during 2003, ALG currently has limited access to the commercial paper market, and may have to rely on its revolving credit facility.

•      Asset Impairment: We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by the market conditions noted above, as well as interest rates and general economic conditions. If an impairment is determined to exist, we will incur impairment losses, which will reduce our earnings.

Exhibit 13

Selected Financial Data–Five-Year Review
(in millions of dollars, except per share data)

	2004	2003	2002	2001	2000
Summary of Operations:
Net revenues	$89,610	$81,320	$79,933	$80,376	$73,301
United States export sales	3,493	3,528	3,654	3,866	4,347
Cost of sales	33,959	31,573	32,491	33,644	29,600
Federal excise taxes on products	3,694	3,698	4,229	4,418	4,537
Foreign excise taxes on products	21,953	17,430	13,997	12,791	12,733

Operating income	15,180	15,759	16,448	15,535	14,727
Interest and other debt expense, net	1,176	1,150	1,134	1,418	719
Earnings from continuing operations before income taxes, minority interest and cumulative effect of accounting change	14,004	14,609	17,945	14,117	14,008
Pre-tax profit margin from continuing operations	15.6%	18.0%	22.5%	17.6%	19.1%
Provision for income taxes	4,540	5,097	6,368	5,326	5,416

Earnings from continuing operations before minority interest and cumulative effect of accounting change	9,464	9,512	11,577	8,791	8,592
Minority interest in earnings from continuing operations, and equity earnings, net	44	391	556	302	127
Earnings from continuing operations before cumulative effect of accounting change	9,420	9,121	11,021	8,489	8,465
(Loss) earnings from discontinued operations, net of income taxes and minority interest	(4)	83	81	77	45
Cumulative effect of accounting change				(6)
Net earnings	9,416	9,204	11,102	8,560	8,510

Basic EPS — continuing operations	4.60	4.50	5.22	3.89	3.75
— discontinued operations		0.04	0.04	0.04	0.02
— cumulative effect of accounting change				(0.01)
— net earnings	4.60	4.54	5.26	3.92	3.77
Diluted EPS — continuing operations	4.57	4.48	5.18	3.84	3.73
— discontinued operations	(0.01)	0.04	0.03	0.04	0.02
— cumulative effect of accounting change				(0.01)
— net earnings	4.56	4.52	5.21	3.87	3.75
Dividends declared per share	2.82	2.64	2.44	2.22	2.02
Weighted average shares (millions) — Basic	2,047	2,028	2,111	2,181	2,260
Weighted average shares (millions) — Diluted	2,063	2,038	2,129	2,210	2,272

Capital expenditures	1,913	1,974	2,009	1,922	1,682
Depreciation	1,590	1,431	1,324	1,323	1,126
Property, plant and equipment, net (consumer products)	16,305	16,067	14,846	15,137	15,303
Inventories (consumer products)	10,041	9,540	9,127	8,923	8,765
Total assets	101,648	96,175	87,540	84,968	79,067
Total long-term debt	18,683	21,163	21,355	18,651	19,154
Total debt — consumer products	20,759	22,329	21,154	20,098	27,196
— financial services	2,221	2,210	2,166	2,004	1,926

Total deferred income taxes	11,305	10,943	9,739	8,622	4,750
Stockholders’ equity	30,714	25,077	19,478	19,620	15,005
Common dividends declared as a % of Basic EPS	61.3%	58.1%	46.4%	56.6%	53.6%
Common dividends declared as a % of Diluted EPS	61.8%	58.4%	46.8%	57.4%	53.9%
Book value per common share outstanding	14.91	12.31	9.55	9.11	6.79
Market price per common share — high/low	61.88-44.50	55.03-27.70	57.79-35.40	53.88-38.75	45.94-18.69

Closing price of common share at year end	61.10	54.42	40.53	45.85	44.00
Price/earnings ratio at year end — Basic	13	12	8	12	12
Price/earnings ratio at year end — Diluted	13	12	8	12	12
Number of common shares outstanding at year end (millions)	2,060	2,037	2,039	2,153	2,209
Number of employees	156,000	165,000	166,000	175,000	178,000

Exhibit 13

Consolidated Balance Sheets
(in millions of dollars, except share and per share data)

at December 31,	2004	2003
Assets
Consumer products
Cash and cash equivalents	$5,744	$3,777
Receivables (less allowances of $139 in 2004 and $135 in 2003)	5,754	5,256
Inventories:
Leaf tobacco	3,643	3,591
Other raw materials	2,170	2,009
Finished product	4,228	3,940

	10,041	9,540

Assets of discontinued operations held for sale	1,458
Other current assets	2,904	2,809

Total current assets	25,901	21,382

Property, plant and equipment, at cost:
Land and land improvements	889	840
Buildings and building equipment	7,366	6,917
Machinery and equipment	19,566	18,230
Construction in progress	1,266	1,246

	29,087	27,233
Less accumulated depreciation	12,782	11,166

	16,305	16,067

Goodwill	28,056	27,742
Other intangible assets, net	11,056	11,803
Other assets	12,485	10,641

Total consumer products assets	93,803	87,635

Financial services
Finance assets, net	7,827	8,393
Other assets	18	147

Total financial services assets	7,845	8,540

Total Assets	$101,648	$96,175

See notes to consolidated financial statements.

Exhibit 13

at December 31,	2004	2003
Liabilities
Consumer products
Short-term borrowings	$2,546	$1,715
Current portion of long-term debt	1,751	1,661
Accounts payable	3,466	3,198
Accrued liabilities:
Marketing	2,516	2,443
Taxes, except income taxes	2,909	2,325
Employment costs	1,325	1,363
Settlement charges	3,501	3,530
Other	3,072	2,455
Income taxes	983	1,316
Dividends payable	1,505	1,387

Total current liabilities	23,574	21,393

Long-term debt	16,462	18,953
Deferred income taxes	7,677	7,295
Accrued postretirement health care costs	3,285	3,216
Minority interest	4,764	4,760
Other liabilities	6,856	7,161

Total consumer products liabilities	62,618	62,778

Financial services
Long-term debt	2,221	2,210
Deferred income taxes	5,876	5,815
Other liabilities	219	295

Total financial services liabilities	8,316	8,320

Total liabilities	70,934	71,098

Contingencies (Note 19)

Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	5,176	4,813
Earnings reinvested in the business	50,595	47,008
Accumulated other comprehensive losses (including currency translation of $610 in 2004 and $1,578 in 2003)	(1,141)	(2,125)
Cost of repurchased stock (746,433,841 shares in 2004 and 768,697,895 shares in 2003)	(24,851)	(25,554)

Total stockholders’ equity	30,714	25,077

Total Liabilities and Stockholders’ Equity	$101,648	$96,175

Exhibit 13

Consolidated Statements of Earnings
(in millions of dollars, except per share data)

for the years ended December 31,	2004	2003	2002
Net revenues	$89,610	$81,320	$79,933
Cost of sales	33,959	31,573	32,491
Excise taxes on products	25,647	21,128	18,226

Gross profit	30,004	28,619	29,216
Marketing, administration and research costs	13,665	12,538	12,217
Domestic tobacco headquarters relocation charges	31	69
Domestic tobacco legal settlement		202
International tobacco E.C. agreement	250
Asset impairment and exit costs	718	86	223
Losses (gains) on sales of businesses	3	(31)	(80)
Integration costs and a loss on sale of a food factory		(13)	111
Provision for airline industry exposure	140		290
Amortization of intangibles	17	9	7

Operating income	15,180	15,759	16,448
Gain on Miller Brewing Company transaction			(2,631)
Interest and other debt expense, net	1,176	1,150	1,134

Earnings from continuing operations before income taxes and minority interest	14,004	14,609	17,945
Provision for income taxes	4,540	5,097	6,368

Earnings from continuing operations before minority interest	9,464	9,512	11,577
Minority interest in earnings from continuing operations, and equity earnings, net	44	391	556

Earnings from continuing operations	9,420	9,121	11,021
(Loss) earnings from discontinued operations, net of income taxes and minority interest	(4)	83	81

Net earnings	$9,416	$9,204	$11,102

Per share data:
Basic earnings per share:
Continuing operations	$4.60	$4.50	$5.22
Discontinued operations		0.04	0.04

Net earnings	$4.60	$4.54	$5.26

Diluted earnings per share:
Continuing operations	$4.57	$4.48	$5.18
Discontinued operations	(0.01)	0.04	0.03

Net earnings	$4.56	$4.52	$5.21

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Stockholders’ Equity
(in millions of dollars, except per share data)

				Accumulated Other
				Comprehensive Earnings (Losses)
		Additional	Earnings	Currency			Cost of	Total
	Common	Paid-in	Reinvested in	Translation			Repurchased	Stockholders’
	Stock	Capital	the Business	Adjustments	Other	Total	Stock	Equity
Balances, January 1, 2002	$935	$4,503	$37,269	$(3,238)	$(135)	$(3,373)	$(19,714)	$19,620
Comprehensive earnings:
Net earnings			11,102					11,102
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				287		287		287
Additional minimum pension liability					(760)	(760)		(760)
Change in fair value of derivatives accounted for as hedges					(110)	(110)		(110)

Total other comprehensive losses								(583)

Total comprehensive earnings								10,519

Exercise of stock options and issuance of other stock awards		139	15				563	717
Cash dividends declared ($2.44 per share)			(5,127)					(5,127)
Stock repurchased							(6,251)	(6,251)

Balances, December 31, 2002	935	4,642	43,259	(2,951)	(1,005)	(3,956)	(25,402)	19,478
Comprehensive earnings:
Net earnings			9,204					9,204
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				1,373		1,373		1,373
Additional minimum pension liability					464	464		464
Change in fair value of derivatives accounted for as hedges					(6)	(6)		(6)

Total other comprehensive earnings								1,831

Total comprehensive earnings								11,035

Exercise of stock options and issuance of other stock awards		171	(93)				537	615
Cash dividends declared ($2.64 per share)			(5,362)					(5,362)
Stock repurchased							(689)	(689)

Balances, December 31, 2003	935	4,813	47,008	(1,578)	(547)	(2,125)	(25,554)	25,077
Comprehensive earnings:
Net earnings			9,416					9,416
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				968		968		968
Additional minimum pension liability					(53)	(53)		(53)
Change in fair value of derivatives accounted for as hedges					69	69		69

Total other comprehensive earnings								984

Total comprehensive earnings								10,400

Exercise of stock options and issuance of other stock awards		363	(39)				703	1,027
Cash dividends declared ($2.82 per share)			(5,790)					(5,790)

Balances, December 31, 2004	$935	$5,176	$50,595	$(610)	$(531)	$(1,141)	$(24,851)	$30,714

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,	2004	2003	2002
Cash Provided by (Used in) Operating Activities
Net earnings — Consumer products	$9,330	$8,934	$11,072
— Financial services	86	270	30

Net earnings	9,416	9,204	11,102
Adjustments to reconcile net earnings to operating cash flows:

Consumer products
Depreciation and amortization	1,607	1,440	1,331
Deferred income tax provision	381	717	1,310
Minority interest in earnings from continuing operations, and equity earnings, net	44	405	572
Domestic tobacco legal settlement, net of cash paid	(57)	57
Domestic tobacco headquarters relocation charges, net of cash paid	(22)	35
Escrow bond for Price domestic tobacco case	(820)	(610)
Integration costs and a loss on sale of a food factory, net of cash paid	(1)	(26)	91
Asset impairment and exit costs, net of cash paid	510	62	195
Impairment loss on discontinued operations	107
Gain on Miller Brewing Company transaction			(2,631)
Losses (gains) on sales of businesses	3	(31)	(80)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(193)	295	(161)
Inventories	(140)	251	38
Accounts payable	49	(220)	(640)
Income taxes	(502)	(119)	(151)
Accrued liabilities and other current assets	785	(588)	489
Domestic tobacco accrued settlement charges	(31)	497	(189)
Pension plan contributions	(1,078)	(1,183)	(1,104)
Pension provisions and postretirement, net	425	278	250
Other	314	33	(348)

Financial services
Deferred income tax provision	7	267	275
Provision for airline industry exposure	140		290
Other	(54)	52	(27)

Net cash provided by operating activities	10,890	10,816	10,612

Cash Provided by (Used in) Investing Activities

Consumer products
Capital expenditures	(1,913)	(1,974)	(2,009)
Purchase of businesses, net of acquired cash	(179)	(1,041)	(147)
Proceeds from sales of businesses	18	96	221
Other	24	125	54

Financial services Investments in finance assets	(10)	(140)	(950)
Proceeds from finance assets	644	507	360

Net cash used in investing activities	(1,416)	(2,427)	(2,471)

See notes to consolidated financial statements.

Exhibit 13

for the years ended December 31,	2004	2003	2002
Cash Provided by (Used in) Financing Activities

Consumer products
Net repayment of short-term borrowings	$(1,090)	$(419)	$(473)
Long-term debt proceeds	833	3,077	5,325
Long-term debt repaid	(1,594)	(1,871)	(2,024)

Financial services
Net repayment of short-term borrowings			(512)
Long-term debt proceeds			440
Long-term debt repaid	(189)	(147)
Repurchase of Altria Group, Inc. common stock		(777)	(6,220)
Repurchase of Kraft Foods Inc. common stock	(688)	(372)	(170)
Dividends paid on Altria Group, Inc. common stock	(5,672)	(5,285)	(5,068)
Issuance of Altria Group, Inc. common stock	827	443	724
Other	(409)	(108)	(187)

Net cash used in financing activities	(7,982)	(5,459)	(8,165)

Effect of exchange rate changes on cash and cash equivalents	475	282	136

Cash and cash equivalents:
Increase	1,967	3,212	112
Balance at beginning of year	3,777	565	453

Balance at end of year	$5,744	$3,777	$565

Cash paid: Interest — Consumer products	$1,397	$1,336	$1,355

— Financial services	$97	$120	$88

Income taxes	$4,448	$4,158	$4,818

Exhibit 13

Notes to Consolidated Financial Statements

     Note 1.

Background and Basis of Presentation:

•   Background: Throughout these financial statements, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies and the term “ALG” refers solely to the parent company. ALG, through its wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and its majority-owned (85.4%) subsidiary, Kraft Foods Inc. (“Kraft”), is engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. During 2003, PMCC shifted its strategic focus from an emphasis on the growth of its portfolio of finance leases through new investments to one of maximizing investment gains and generating cash flows from its existing portfolio of finance assets. Miller Brewing Company (“Miller”), engaged in the manufacture and sale of various beer products, was ALG’s wholly-owned subsidiary prior to the merger of Miller into South African Breweries plc (“SAB”) on July 9, 2002 (see Note 4. Miller Brewing Company Transaction). ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

     On November 15, 2004, Kraft announced the sale of substantially all of its sugar confectionery business for approximately $1.5 billion. The transaction, which is subject to regulatory approval, is expected to be completed in the second quarter of 2005. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business as discontinued operations on the consolidated statements of earnings for all years presented. The assets related to the sugar confectionery business were reflected as assets of discontinued operations held for sale on the consolidated balance sheet at December 31, 2004. Accordingly, historical statements of earnings amounts included in the notes to the consolidated financial statements have been restated to reflect the discontinued operation.

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

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, lives and valuation assumptions of goodwill and other intangible assets, income taxes, and the allowance for loan losses and estimated residual values of finance leases. Actual results could differ from those estimates.

     Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

     Certain prior years’ amounts have been reclassified to conform with the current year’s presentation, due primarily to the new global organization structure at Kraft and the classification of the sugar confectionery business as discontinued operations.

     Note 2.

Summary of Significant Accounting Policies:

•   Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

•   Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 20 years, and buildings and building improvements over periods up to 50 years.

     Definite life intangible assets are amortized over their estimated useful lives. Altria Group, Inc. is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2004, Altria Group, Inc. completed its annual review of goodwill and intangible assets. This review resulted in a $29 million non-cash pre-tax charge at Kraft related to an intangible asset impairment for a small confectionery business in the United States and certain brands in Mexico. A portion of this charge, $12 million, was recorded as asset impairment and exit costs on the consolidated statement of earnings. The remainder of the charge, $17 million, is included in discontinued operations.

     Goodwill by segment was as follows:

	December 31,	December 31,
(in millions)	2004	2003
International tobacco	$2,222	$2,016
North American food	20,511	20,877
International food	5,323	4,849

Total goodwill	$28,056	$27,742

Exhibit 13

     Intangible assets were as follows:

	December 31, 2004		December 31, 2003
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
(in millions)	Amount	Amortization	Amount	Amortization
Non-amortizable intangible assets	$10,901		$11,758
Amortizable intangible assets	212	$57	84	$39

Total intangible assets	$11,113	$57	$11,842	$39

     Non-amortizable intangible assets substantially consist of brand names from the acquisition of Nabisco Holdings Corp. (“Nabisco”). Amortizable intangible assets consist primarily of certain trademark licenses and non-compete agreements. Pre-tax amortization expense for intangible assets during the years ended December 31, 2004, 2003 and 2002, was $17 million, $9 million and $7 million, respectively. Amortization expense for each of the next five years is estimated to be $20 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

     The movement in goodwill and intangible assets is as follows:

	2004		2003
		Intangible		Intangible
(in millions)	Goodwill	Assets	Goodwill	Assets
Balance at January 1	$27,742	$11,842	$26,037	$11,864
Changes due to:
Acquisitions	90	74	996	30
Reclassification to assets held for sale	(814)	(485)
Currency	640	3	602	(38)
Intangible asset impairment		(29)
Other	398	(292)	107	(14)

Balance at December 31	$28,056	$11,113	$27,742	$11,842

     As a result of Kraft’s common stock repurchases, ALG’s ownership percentage of Kraft has increased, thereby resulting in an increase in goodwill. Other, above, includes this additional goodwill, as well as the reclassification to goodwill of certain amounts previously classified as indefinite life intangible assets, and tax adjustments related to the Nabisco acquisition.

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

•   Finance leases: Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances.

     Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances.

     Finance leases include unguaranteed residual values that represent PMCC’s estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in a decrease of $25 million to PMCC’s net revenues and results of operations in 2004. There were no adjustments in 2003 and 2002.

     Investments in leveraged leases are stated net of related nonrecourse debt obligations, except for a debt obligation as a result of the securitization of rents on a leveraged lease which is reflected as other liabilities on the consolidated balance sheets.

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

•   Guarantees: Effective January 1, 2003, Altria Group, Inc. adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 required the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities initiated or modified after December 31, 2002. Altria Group, Inc. has applied the recognition provisions of Interpretation No. 45 to guarantee activities initiated after December 31, 2002. Adoption of Interpretation No. 45 as of January 1, 2003, did not have a material impact on Altria Group, Inc.’s consolidated financial statements. See Note 19. Contingencies for a further discussion of guarantees.

•   Hedging instruments: Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

•   Impairment of long-lived assets: Altria Group, Inc. reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs

Exhibit 13

undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

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

     In 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 requires that abnormal idle facility expense, spoilage, freight and handling costs be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead costs to inventories be based on the normal capacity of the production facility. Altria Group, Inc. is required to adopt the provisions of SFAS No. 151 prospectively after January 1, 2006, but the effect of adoption is not expected to have a material impact on its consolidated results of operations, financial position or cash flows.

•   Marketing costs: ALG’s subsidiaries promote their products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

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

•   Stock-based compensation: Altria Group, Inc. accounts for employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” which has not resulted in compensation cost for stock options. The market value at date of grant of restricted stock and rights to receive shares of stock is recorded as compensation expense over the period of restriction.

     At December 31, 2004, Altria Group, Inc. had stock-based employee compensation plans, which are described more fully in Note 12. Stock Plans. Altria Group, Inc. applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for stock options within those plans. No compensation expense for employee stock options is reflected in net earnings, as all stock options granted under those plans had an exercise price not less than the market value of the common stock on the date of the grant. Net earnings, as reported, includes pre-tax compensation expense related to restricted stock and rights to receive shares of stock of $185 million, $99 million and $13 million for the years ended December 31, 2004, 2003 and 2002, respectively. The following table illustrates the effect on net earnings and earnings per share (“EPS”) if Altria Group, Inc. had applied the fair value recognition provisions of SFAS No. 123 to measure stock-based compensation expense for outstanding stock option awards for the years ended December 31, 2004, 2003 and 2002:

(in millions, except per share data)	2004	2003	2002
Net earnings, as reported	$9,416	$9,204	$11,102
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	12	19	137

Pro forma net earnings	$9,404	$9,185	$10,965

Earnings per share:
Basic — as reported	$4.60	$4.54	$5.26

Basic — pro forma	$4.59	$4.53	$5.19

Diluted — as reported	$4.56	$4.52	$5.21

Diluted — pro forma	$4.56	$4.51	$5.15

     Altria Group, Inc. has not granted stock options to employees since 2002. The amount shown above as stock-based compensation expense in 2004 relates primarily to Executive Ownership Stock Options (“EOSOs”). Under certain circumstances, senior executives who exercise outstanding stock options, using shares to pay the option exercise price and taxes, receive EOSOs equal to the number of shares tendered. During the years ended December 31, 2004, 2003 and 2002, Altria Group, Inc. granted 1.7 million, 1.3 million and 2.6 million EOSOs, respectively.

     In 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires companies to measure compensation cost for share-based payments at fair value. Altria Group, Inc. will adopt this new standard prospectively, on July 1, 2005, and does not expect the adoption of SFAS No. 123R to have a material impact on Altria Group, Inc.’s 2005 consolidated financial position, results of operations or cash flows.

Exhibit 13

     Note 3.

Asset Impairment and Exit Costs:

For the years ended December 31, 2004, 2003 and 2002, pre-tax asset impairment and exit costs consisted of the following:

(in millions)		2004	2003	2002
Separation program	Domestic tobacco	$1	$13
Separation program	International tobacco*	31		$58
Separation program	North American food			135
Separation program	International food			7
Separation program	Beer			8
Separation program	General corporate**	56	26
Restructuring program	North American food	383
Restructuring program	International food	200
Asset impairment	International tobacco*	13
Asset impairment	North American food	8
Asset impairment	International food	12	6
Asset impairment	Beer			15
Asset impairment	General corporate**	10	41
Lease termination	General corporate**	4

Asset impairment and exit costs		$718	$86	$223

*	During 2004, PMI announced that it will close its Eger, Hungary facility. In addition, during 2004, PMI closed a factory in Belgium and streamlined its Benelux operations. PMI recorded pre-tax charges of $44 million for severance benefits and impairment charges during 2004.

**	In 2004 and 2003, Altria Group, Inc. recorded pre-tax charges of $70 million and $26 million, respectively, primarily related to the streamlining of various corporate functions in 2004 and 2003, and the write-off of an investment in an e-business consumer products purchasing exchange in 2004. In addition, during 2004, Altria Group, Inc. sold its office facility in Rye Brook, New York. In connection with this sale, Altria Group, Inc. recorded a pre-tax charge in 2003 of $41 million to write down the facility and the related fixed assets to fair value.

Kraft Restructuring Program

In January 2004, Kraft announced a multi-year restructuring program with the objectives of leveraging Kraft’s global scale, realigning and lowering its cost structure, and optimizing capacity utilization. As part of this program, Kraft anticipates the closing or sale of up to twenty plants and the elimination of approximately six thousand positions. From 2004 through 2006, Kraft expects to incur up to $1.2 billion in pre-tax charges for the program, reflecting asset disposals, severance and other implementation costs, including $641 million incurred in 2004. Approximately one-half of the pre-tax charges are expected to require cash payments.

     During 2004, Kraft recorded $603 million of asset impairment and exit costs on the consolidated statement of earnings. These pre-tax charges were composed of $583 million of costs under the restructuring program, $12 million of impairment charges relating to intangible assets and $8 million of impairment charges related to the sale of Kraft’s yogurt business. The restructuring charges resulted from the 2004 announcement of the closing of thirteen plants, the termination of co-manufacturing agreements and the commencement of a number of workforce reduction programs. Approximately $216 million of the pre-tax charges incurred in 2004 will require cash payments.

     Pre-tax restructuring liability activity for 2004 was as follows:

		Asset
(in millions)	Severance	Write-downs	Other	Total
Liability balance,
January 1, 2004	$—	$—	$—	$—
Charges	176	363	44	583
Cash spent	(84)		(26)	(110)
Charges against assets	(5)	(363)		(368)
Currency	4		1	5

Liability balance,
December 31, 2004	$91	$—	$19	$110

     Severance costs in the above schedule, which relate to the workforce reduction programs, include the cost of related benefits. Specific programs announced during 2004, as part of the overall restructuring program, will result in the elimination of approximately 3,500 positions. Asset write-downs relate to the impairment of assets caused by the plant closings. Other costs incurred relate primarily to contract termination costs associated with the plant closings and the termination of co-manufacturing agreements.

     During 2004, Kraft recorded $58 million of pre-tax implementation costs associated with the restructuring program, of which $7 million was recorded as a reduction of net revenues, $30 million was recorded in cost of sales, $13 million was recorded in marketing, administration and research costs, and $8 million related to the sugar confectionery business was recorded in loss from discontinued operations, on the consolidated statement of earnings. These costs include the discontinuance of certain product lines and incremental costs related to the integration of functions and closure of facilities. Approximately $36 million of these costs will require cash payments.

Exhibit 13

Kraft Asset Impairment Charges

During 2004, Altria Group, Inc. also completed its annual review of goodwill and intangible assets. This review resulted in a $29 million non-cash pre-tax charge at Kraft related to an intangible asset impairment for a small confectionery business in the United States and certain brands in Mexico. A portion of this charge, $17 million, relates to the sugar confectionery business and has been recorded in loss from discontinued operations on the consolidated statement of earnings.

     In November 2004, Kraft completed a valuation of its equity investment in a joint venture in Turkey following the determination that a non-temporary decline in value had occurred. This valuation resulted in a $47 million non-cash pre-tax charge. This charge was recorded as marketing, administration and research costs on the consolidated statement of earnings.

     On November 15, 2004, Kraft announced the sale of substantially all of its sugar confectionery business for approximately $1.5 billion. As a result of the anticipated transaction, which is expected to close in the second quarter of 2005, Kraft recorded non-cash asset impairments totaling $107 million. This charge was included in loss from discontinued operations on the consolidated statement of earnings.

     In December 2004, Kraft announced the sale of its yogurt business for approximately $59 million. As a result of the anticipated transaction, expected to close in the first quarter of 2005, Kraft recorded asset impairments totaling $8 million. This charge was recorded as asset impairment and exit costs on the consolidated statement of earnings.

     Note 4.

Miller Brewing Company Transaction:

On July 9, 2002, Miller merged into SAB and SAB changed its name to SABMiller plc (“SABMiller”). At closing, ALG received 430 million shares of SABMiller valued at approximately $3.4 billion, based upon a share price of 5.12 British pounds per share, in exchange for Miller, which had $2.0 billion of existing debt. ALG’s ownership of SABMiller stock resulted in a 36% economic interest and a 24.9% voting interest in SABMiller. ALG has the contractual right to convert non-voting shares to voting shares in order to maintain its 24.9% voting interest in SABMiller. The transaction resulted in a pre-tax gain of $2.6 billion or $1.7 billion after-tax, which was recorded in the third quarter of 2002. Beginning with the third quarter of 2002, ALG’s ownership interest in SABMiller is being accounted for under the equity method. Accordingly, ALG’s investment in SABMiller of approximately $2.5 billion and $2.1 billion is included in other assets on the consolidated balance sheets at December 31, 2004 and 2003, respectively. During December 2004, ALG’s economic interest in SABMiller declined to 33.9%, as a result of the conversion of SABMiller convertible bonds into equity. ALG records its share of SABMiller’s net earnings, based on its economic ownership percentage, in minority interest in earnings from continuing operations, and equity earnings, net, on the consolidated statements of earnings.

     Note 5.

Divestitures:

Discontinued Operations

On November 15, 2004, Kraft announced the sale of substantially all of its sugar confectionery business for approximately $1.5 billion. The proposed sale includes the Life Savers, Creme Savers, Altoids, Trolli and Sugus brands. The transaction, which is subject to regulatory approval, is expected to be completed in the second quarter of 2005. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business as discontinued operations on the consolidated statements of earnings for all years presented. Pursuant to the sugar confectionery sale agreement, Kraft has agreed to provide certain transition and supply services to the buyer. These service arrangements are primarily for terms of one year or less, with the exception of one supply arrangement with a term of not more than three years. The expected cash flow from this supply arrangement is not significant.

     Summary results of operations for the sugar confectionery business for the years ended December 31, 2004, 2003 and 2002, were as follows:

(in millions)	2004	2003	2002
Net revenues	$477	$512	$475

Earnings before income taxes and minority interest	$103	$151	$153
Impairment loss on assets of discontinued operations held for sale	(107)
Provision for income taxes		54	56
Minority interest in earnings from discontinued operations, net		14	16

(Loss) earnings from discontinued operations, net of income taxes and minority interest	$(4)	$83	$81

     In addition, Kraft anticipates additional tax expense of $270 million to be recorded as a loss on sale of discontinued operations in 2005. In accordance with the provisions of SFAS No. 109, the tax expense will be recorded when the transaction is consummated.

     The assets of the sugar confectionery business, which were reflected as assets of discontinued operations held for sale on the consolidated balance sheet at December 31, 2004, were as follows:

(in millions)
Inventories	$65
Property, plant and equipment, net	201
Goodwill	814
Other intangible assets, net	485
Impairment loss on assets of discontinued operations held for sale	(107)

Assets of discontinued operations held for sale	$1,458

Exhibit 13

Other

During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway. The aggregate proceeds received from the sale of these businesses were $18 million, on which pre-tax losses of $3 million were recorded. In December 2004, Kraft announced the sale of its U.K. desserts business for approximately $135 million, which is expected to result in a gain. The transaction, which is subject to required approvals, is expected to close in the first quarter of 2005, following completion of necessary employee consultation requirements. In addition, in December 2004, Kraft announced the sale of its yogurt business for approximately $59 million, which is expected to result in an after-tax loss of approximately $12 million. The transaction, which is also subject to regulatory approval, is expected to be completed in the first quarter of 2005.

     During 2003, Kraft sold a European rice business and a branded fresh cheese business in Italy. The aggregate proceeds received from the sales of businesses in 2003 were $96 million, on which pre-tax gains of $31 million were recorded.

     During 2002, Kraft sold several small North American food businesses, most of which had been previously classified as businesses held for sale arising from the acquisition of Nabisco. The net revenues and operating results of the businesses held for sale, which were not significant, were excluded from Altria Group, Inc.’s consolidated statements of earnings and no gain or loss was recognized on these sales. In addition, Kraft sold a Latin American yeast and industrial bakery ingredients business for approximately $110 million and recorded a pre-tax gain of $69 million. The aggregate proceeds received from the sales of these businesses, as well as a small beer operation, were $221 million, resulting in pre-tax gains of $80 million.

     The operating results of the other businesses sold, discussed above, were not material to Altria Group, Inc.’s consolidated financial position, operating results or cash flows in any of the periods presented.

     Note 6.

Acquisitions:

During 2004, Kraft purchased a U.S.-based beverage business and PMI purchased a tobacco business in Finland. The total cost of acquisitions during 2004 was $179 million. In September 2004, PMI announced its intention to acquire Coltabaco, the largest tobacco company in Colombia, with a 48% market share, and expects to close the transaction in the beginning of 2005, for approximately $310 million.

     During 2003, PMI purchased approximately 74.2% of a tobacco business in Serbia for a cost of $486 million and purchased 99% of a tobacco business in Greece for approximately $387 million. PMI also increased its ownership interest in its affiliate in Ecuador from less than 50% to approximately 98% for a cost of $70 million. In addition, Kraft acquired a biscuits business in Egypt and acquired trademarks associated with a small U.S.-based natural foods business. The total cost of acquisitions during 2003 was $1,041 million.

     During 2002, Kraft acquired a snacks business in Turkey and a biscuits business in Australia. The total cost of these and other smaller acquisitions, including a PMI acquisition, was $147 million.

     The effects of these acquisitions were not material to Altria Group, Inc.’s consolidated financial position, results of operations or cash flows in any of the periods presented.

     Note 7.

Inventories:

The cost of approximately 35% and 38% of inventories in 2004 and 2003, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.8 billion and $0.7 billion lower than the current cost of inventories at December 31, 2004 and 2003, respectively.

     Note 8.

Finance Assets, net:

During 2003, PMCC shifted its strategic focus from an emphasis on the growth of its portfolio of finance leases through new investments to one of maximizing investment gains and generating cash flows from its existing portfolio of finance assets. Accordingly, PMCC’s operating companies income will decrease over time, although there may be fluctuations year to year, as lease investments mature or are sold. During 2004 and 2003, PMCC received proceeds from asset sales and maturities of $644 million and $507 million, respectively, and recorded gains of $112 million and $45 million, respectively, in operating companies income.

     At December 31, 2004, finance assets, net, of $7,827 million were comprised of investment in finance leases of $8,266 million and other receivables of $58 million, reduced by allowance for losses of $497 million. At December 31, 2003, finance assets, net, of $8,393 million were comprised of investment in finance leases of $8,720 million and other receivables of $69 million, reduced by allowance for losses of $396 million.

     A summary of the net investment in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total
(in millions)	2004	2003	2004	2003	2004	2003
Rentals receivable, net	$8,726	$9,225	$747	$1,081	$9,473	$10,306
Unguaranteed residual values	2,139	2,235	110	120	2,249	2,355
Unearned income	(3,237)	(3,646)	(177)	(249)	(3,414)	(3,895)
Deferred investment tax credits	(42)	(46)			(42)	(46)

Investment in finance leases	7,586	7,768	680	952	8,266	8,720
Deferred income taxes	(5,739)	(5,502)	(351)	(381)	(6,090)	(5,883)

Net investment in finance leases	$1,847	$2,266	$329	$571	$2,176	$2,837

Exhibit 13

     For leveraged leases, rentals receivable, net, represent unpaid rentals, net of principal and interest payments on third-party nonrecourse debt. PMCC’s rights to rentals receivable are subordinate to the third-party nonrecourse debt-holders, and the leased equipment is pledged as collateral to the debt-holders. The payment of the nonrecourse debt is collateralized only by lease payments receivable and the leased property, and is nonrecourse to all other assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $18.3 billion and $19.4 billion at December 31, 2004 and 2003, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2004 and 2003.

     At December 31, 2004, PMCC’s investment in finance leases was principally comprised of the following investment categories: aircraft (27%), electric power (24%), surface transport (21%), real estate (13%), manufacturing (13%) and energy (2%). Investments located outside the United States, which are primarily dollar-denominated, represent 19% and 21% of PMCC’s investment in finance leases in 2004 and 2003, respectively.

     Among its leasing activities, PMCC leases a number of aircraft, predominantly to major U.S. carriers. PMCC’s aggregate finance asset balance related to aircraft was $2.2 billion at December 31, 2004. Two of PMCC’s lessees, United Air Lines, Inc. (“UAL”) and US Airways Group, Inc. (“US Airways”) are currently under bankruptcy protection and therefore on non-accrual status.

     PMCC leases 24 Boeing 757 aircraft to UAL with an aggregate finance asset balance of $569 million at December 31, 2004. PMCC has entered into an agreement with UAL to amend 18 direct finance leases subject to UAL’s successful emergence from bankruptcy and assumption of the leases. UAL remains current on lease payments due to PMCC on these 18 amended leases. PMCC continues to monitor the situation at UAL with respect to the six remaining aircraft financed under leveraged leases, in which PMCC has an aggregate finance asset balance of $92 million. PMCC has no amended agreement relative to these leases since its interests are subordinate to those of public debt holders associated with the leveraged leases. Accordingly, since UAL has declared bankruptcy, PMCC has received no lease payments relative to these six aircraft and remains at risk of foreclosure on these aircraft by the senior lenders under the leveraged leases.

     In addition, PMCC leases 16 Airbus A-319 aircraft to US Airways financed under leveraged leases with an aggregate finance asset balance of $150 million at December 31, 2004. US Airways filed for bankruptcy protection in September 2004. Previously, US Airways emerged from Chapter 11 bankruptcy protection in March 2003, at which time PMCC’s leveraged leases were assumed pursuant to an agreement with US Airways. Since entering bankruptcy again in September 2004, US Airways has not announced its plans with respect to PMCC’s aircraft. If US Airways rejects the leases on these aircraft, PMCC is at risk of having its interest in these aircraft foreclosed upon by the senior lenders under the leveraged leases.

     PMCC has an aggregate finance asset balance of $258 million at December 31, 2004, relating to six Boeing 757, nine Boeing 767 and four McDonnell Douglas (MD-88) aircraft leased to Delta Air Lines, Inc. (“Delta”) under long-term leveraged leases. PMCC and many other aircraft financiers entered into restructuring agreements with Delta in November 2004. As a result of its agreement, PMCC recorded a charge to the allowance for losses of $40 million. Delta remains current under its lease obligations to PMCC.

     In recognition of ongoing concerns within its airline portfolio, PMCC recorded a provision for losses of $140 million in the fourth quarter of 2004. Previously, PMCC had recorded a provision for losses of $290 million in the fourth quarter of 2002 for its airline exposures. It is possible that further adverse developments in the airline industry may require PMCC to increase its allowance for losses, which was $497 million at December 31, 2004.

     Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2004, were as follows:

	Leveraged	Direct
(in millions)	Leases	Finance Leases	Total
2005	$210	$78	$288
2006	276	56	332
2007	246	40	286
2008	358	27	385
2009	309	28	337
2010 and thereafter	7,327	518	7,845

Total	$8,726	$747	$9,473

     Included in net revenues for the years ended December 31, 2004, 2003 and 2002, were leveraged lease revenues of $351 million, $333 million and $363 million, respectively, and direct finance lease revenues of $38 million, $90 million and $99 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2004, 2003 and 2002, was $136 million, $120 million and $142 million, respectively.

     Income from investment tax credits on leveraged leases and initial direct costs and executory costs on direct finance leases were not significant during the years ended December 31, 2004, 2003 and 2002.

     Note 9.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2004 and 2003, Altria Group, Inc.’s short-term borrowings and related average interest rates consisted of the following:

	2004		2003
		Average		Average
	Amount	Year-End	Amount	Year-End
(in millions)	Outstanding	Rate	Outstanding	Rate
Consumer products:
Bank loans	$878	4.9%	$915	4.6%
Commercial paper	1,668	2.4	2,700	1.5
Amount reclassified as long-term debt			(1,900)

	$2,546		$1,715

     The fair values of Altria Group, Inc.’s short-term borrowings at December 31, 2004 and 2003, based upon current market interest rates, approximate the amounts disclosed above.

     Following a $10.1 billion judgment on March 21, 2003, against PM USA in the Price litigation, which is discussed in Note 19. Contingencies, the three major credit rating agencies took a series of ratings actions resulting in the lowering of ALG’s short-term and long-term debt ratings. During 2003, Moody’s lowered ALG’s short-term debt rating from “P-1” to “P-3” and its long-term debt rating from “A2” to “Baa2.” Standard & Poor’s lowered ALG’s short-term debt rating from “A-1” to “A-2” and its long-term debt rating from “A-” to “BBB.” Fitch Rating Services lowered ALG’s short-term debt rating from “F-1” to “F-2” and its long-term debt rating from “A” to “BBB.”

Exhibit 13

     While Kraft is not a party to, and has no exposure to, this litigation, its credit ratings were also lowered, but to a lesser degree. As a result of the rating agencies’ actions, borrowing costs for ALG and Kraft have increased. None of ALG’s or Kraft’s debt agreements require accelerated repayment as a result of a decrease in credit ratings.

     ALG and Kraft each maintain separate revolving credit facilities that they have historically used to support the issuance of commercial paper. However, as a result of the rating agencies’ actions discussed above, ALG’s and Kraft’s access to the commercial paper market was eliminated in 2003. Subsequently, in April 2003, ALG and Kraft began to borrow against existing credit facilities to repay maturing commercial paper and to fund normal working capital needs. By the end of May 2003, Kraft regained its access to the commercial paper market, and in November 2003, ALG regained limited access to the commercial paper market.

     At December 31, 2004, credit lines for ALG and Kraft, and the related activity, were as follows:

ALG

			Commercial
Type		Amount	Paper	Lines
(in billions of dollars)	Credit Lines	Drawn	Outstanding	Available
Multi-year	$5.0	$—	$—	$5.0

Kraft

			Commercial
Type		Amount	Paper	Lines
(in billions of dollars)	Credit Lines	Drawn	Outstanding	Available
364-day	$2.5	$—	$—	$2.5
Multi-year	2.0		1.7	0.3

	$4.5	$—	$1.7	$2.8

     The ALG multi-year revolving credit facility requires the maintenance of an earnings to fixed charges ratio, as defined by the agreement, of 2.5 to 1.0. At December 31, 2004, the ratio was 9.7 to 1.0. The Kraft multi-year revolving credit facility, which is for the sole use of Kraft, requires the maintenance of a minimum net worth of $18.2 billion. At December 31, 2004, Kraft’s net worth was $29.9 billion. ALG and Kraft expect to continue to meet their respective covenants. The multi-year facilities, which both expire in July 2006, enable the respective companies to reclassify short-term debt on a long-term basis.

     After a review of projected borrowing requirements, ALG’s management determined that its revolving credit facilities provided liquidity in excess of its needs. As a result, ALG’s 364-day revolving credit facility was not renewed when it expired in July 2004. In July 2004, Kraft replaced its 364-day facility, which was expiring. The new Kraft 364-day revolving credit facility, in the amount of $2.5 billion, expires in July 2005, although it contains a provision allowing Kraft to extend the maturity of outstanding borrowings for up to one additional year. It also requires the maintenance of a minimum net worth of $18.2 billion. These facilities do not include any additional financial tests, any credit rating triggers or any provisions that could require the posting of collateral.

     In addition to the above, certain international subsidiaries of ALG and Kraft maintain uncommitted credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.0 billion for ALG subsidiaries (other than Kraft) and approximately $0.6 billion for Kraft subsidiaries, are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.9 billion and $0.4 billion at December 31, 2004 and 2003, respectively.

     Note 10.

Long-Term Debt:

At December 31, 2004 and 2003, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)	2004	2003
Consumer products:
Short-term borrowings, reclassified as long-term debt	$—	$1,900
Notes, 4.00% to 7.65% (average effective rate 5.94%), due through 2031	14,443	15,190
Debentures, 7.00% to 7.75% (average effective rate 8.38%), $950 million face amount, due through 2027	911	907
Foreign currency obligations:
Euro, 4.50% to 5.63% (average effective rate 5.07%), due through 2008	2,670	2,427
Other foreign	15	17
Other	174	173

	18,213	20,614
Less current portion of long-term debt	(1,751)	(1,661)

	$16,462	$18,953

Financial services:
Eurodollar bonds, 7.50%, due 2009	$499	$499
Swiss franc, 4.00%, due 2006 and 2007	1,521	1,345
Euro, 6.88%, due 2006	201	366

	$2,221	$2,210

     Aggregate maturities of long-term debt are as follows:

	Consumer	Financial
(in millions)	Products	Services
2005	$1,751
2006	3,414	$1,070
2007	1,903	652
2008	2,904
2009	887	499
2010-2014	5,502
2015-2019	391
Thereafter	1,500

     Based on market quotes, where available, or interest rates currently available to Altria Group, Inc. for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2004 and 2003, was $21.7 billion and $24.1 billion, respectively.

Exhibit 13

     Note 11.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares	Shares	Shares
	Issued	Repurchased	Outstanding
Balances, January 1, 2002	2,805,961,317	(653,458,100)	2,152,503,217
Exercise of stock options and issuance of other stock awards		21,155,477	21,155,477
Repurchased		(134,399,142)	(134,399,142)

Balances, December 31, 2002	2,805,961,317	(766,701,765)	2,039,259,552
Exercise of stock options and issuance of other stock awards		16,675,270	16,675,270
Repurchased		(18,671,400)	(18,671,400)

Balances, December 31, 2003	2,805,961,317	(768,697,895)	2,037,263,422
Exercise of stock options and issuance of other stock awards		22,264,054	22,264,054

Balances, December 31, 2004	2,805,961,317	(746,433,841)	2,059,527,476

     At December 31, 2004, 164,376,881 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

     Prior to the rating agencies’ actions in the first quarter of 2003, discussed in Note 9. Short-Term Borrowings and Borrowing Arrangements, ALG repurchased its stock in open market transactions. On March 7, 2003, ALG completed a $10 billion repurchase program, which resulted in the purchase of 215,721,057 shares at an average price of $46.36 per share, and commenced repurchasing shares under a one-year $3 billion repurchase program. Cumulative repurchases under the $3 billion program were 6,953,135 shares at a cost of $241 million, or $34.59 per share. ALG’s one-year $3 billion repurchase program expired in March 2004. During 2003 and 2002, ALG repurchased $0.7 billion and $6.3 billion, respectively, of its common stock. Following the rating agencies’ actions, ALG suspended its share repurchase program. Kraft began to repurchase its Class A common stock in 2002 to satisfy the requirements of its stock-based compensation programs. During 2004, 2003 and 2002, Kraft repurchased 21.5 million, 12.5 million and 4.4 million of its Class A common stock at a cost of $700 million, $380 million and $170 million, respectively.

     Note 12.

Stock Plans:

Under the Altria Group, Inc. 2000 Performance Incentive Plan (the “2000 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, reload options and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 110 million shares of common stock may be issued under the 2000 Plan, of which no more than 27.5 million shares may be awarded as restricted stock. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2000 Stock Compensation Plan for Non-Employee Directors (the “2000 Directors Plan”). Shares available to be granted under the 2000 Plan and the 2000 Directors Plan at December 31, 2004, were 85,966,916 and 808,915, respectively.

     Stock options are granted at an exercise price of not less than fair value on the date of the grant. Stock options granted under the 2000 Plan or the 2000 Directors Plan (collectively, “the Plans”) generally become exercisable on the first anniversary of the grant date and have a maximum term of ten years.

     In addition, Kraft may grant stock options, stock appreciation rights, restricted stock, reload options and other awards of its Class A common stock to its employees under the terms of the Kraft Performance Incentive Plan. Up to 75 million shares of Kraft’s Class A common stock may be issued under the Kraft plan. At December 31, 2004, Kraft’s employees held options to purchase 16,188,864 shares of Kraft’s Class A common stock.

     Concurrent with Kraft’s Initial Public Offering (“IPO”) in June 2001, certain Altria Group, Inc. employees received a one-time grant of options to purchase shares of Kraft’s Class A common stock held by Altria Group, Inc. at the IPO price of $31.00 per share. At December 31, 2004, employees held options to purchase approximately 1.5 million shares of Kraft’s Class A common stock from Altria Group, Inc. In order to completely satisfy the obligation, Altria Group, Inc. purchased 1.6 million shares of Kraft’s Class A common stock in open market transactions during 2002.

     Altria Group, Inc. and Kraft apply the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, no compensation expense has been recognized other than for restricted stock awards. In December 2004, the FASB issued SFAS No. 123R, which requires companies to measure compensation cost for share-based payments at fair value. Altria Group, Inc. will adopt this new standard prospectively, on July 1, 2005.

     Had compensation cost for stock option awards been determined by using the fair value at the grant date, Altria Group, Inc.’s net earnings and basic and diluted EPS would have been $9,404 million, $4.59 and $4.56, respectively, for the year ended December 31, 2004; $9,185 million, $4.53 and $4.51, respectively, for the year ended December 31, 2003; and $10,965 million,

Exhibit 13

$5.19 and $5.15, respectively, for the year ended December 31, 2002. The foregoing impact of compensation cost was determined using a modified Black-Scholes methodology and the following assumptions for Altria Group, Inc. and Kraft Class A common stock:

		Weighted
	Risk-Free	Average		Expected	Fair Value
	Interest	Expected	Expected	Dividend	at Grant
	Rate	Life	Volatility	Yield	Date
2004 Altria Group, Inc.	2.96%	4 years	37.01%	5.22%	$11.09
2003 Altria Group, Inc.	2.72	4	37.33	6.26	8.20
2002 Altria Group, Inc.	3.89	5	31.73	4.54	10.17
2002 Kraft	4.27	5	28.72	1.41	10.65

     Altria Group, Inc. has not granted stock options to employees since 2002. The amount included above as stock-based compensation expense in 2004 relates primarily to EOSOs. Under certain circumstances, senior executives who exercise outstanding stock options using shares to pay the option exercise price and taxes, receive EOSOs equal to the number of shares tendered. During the years ended December 31, 2004, 2003 and 2002, Altria Group, Inc. granted 1.7 million, 1.3 million and 2.6 million EOSOs, respectively.

     Altria Group, Inc. stock option activity was as follows for the years ended December 31, 2002, 2003 and 2004:

		Weighted
	Shares	Average
	Subject	Exercise	Options
	to Option	Price	Exercisable
Balance at January 1, 2002	137,134,837	$35.98	103,155,954
Options granted	3,245,480	53.08
Options exercised	(24,115,829)	30.33
Options canceled	(1,941,148)	38.22

Balance at December 31, 2002	114,323,340	37.62	105,145,417
Options granted	1,317,224	42.72
Options exercised	(15,869,797)	28.57
Options canceled	(3,072,139)	47.91

Balance at December 31, 2003	96,698,628	38.85	95,229,316
Options granted	1,678,420	53.32
Options exercised	(22,810,009)	36.26
Options canceled	(275,956)	43.75

Balance at December 31, 2004	75,291,083	39.93	74,548,371

     The weighted average exercise prices of Altria Group, Inc. stock options exercisable at December 31, 2004, 2003 and 2002, were $39.82, $38.78 and $36.57, respectively.

     The following table summarizes the status of Altria Group, Inc. stock options outstanding and exercisable as of December 31, 2004, by range of exercise price:

	Options Outstanding			Options Exercisable
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price
$21.34 - $31.90	11,619,986	4 years	$21.89	11,619,986	$21.89
33.58 - 50.35	60,546,946	4	42.62	60,115,583	42.58
50.43 - 65.00	3,124,151	5	54.95	2,812,802	54.74

	75,291,083			74,548,371

     Altria Group, Inc. and Kraft may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2004, 2003 and 2002, Altria Group, Inc. granted 1,392,380; 2,327,320; and 6,000 shares, respectively, of restricted stock to eligible U.S.-based employees and Directors, and during 2004 and 2003, also issued to eligible non-U.S. employees and Directors rights to receive 1,011,467 and 1,499,920 equivalent shares, respectively. The market value per restricted share or right was $55.42 and $36.61 on the respective dates of the 2004 and 2003 grants. At December 31, 2004, restrictions on such stock and rights, net of forfeitures, lapse as follows: 2005 — 39,000 shares; 2006 — 3,153,130 shares; 2007 — 2,370,040 shares; 2008 — 262,600 shares; and 2009 and thereafter — 189,007 shares. During 2004 and 2003, Kraft granted 4,129,902 and 3,659,751 restricted Class A shares to eligible U.S.-based employees and issued rights to receive 1,939,450 and 1,651,717 restricted Class A equivalent shares to eligible non-U.S. employees, respectively. Restrictions on the Kraft Class A shares lapse as follows: 2005 — 13,719 shares; 2006 — 4,520,120 shares; 2007 — 5,532,500 shares; 2009 — 150,000 shares; and 2012 — 100,000 shares.

     The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period. Altria Group, Inc. recorded compensation expense related to restricted stock and other stock awards of $185 million (including $106 million related to Kraft awards), $99 million (including $57 million related to Kraft awards) and $13 million for the years ended December 31, 2004, 2003 and 2002, respectively. The unamortized portion related to Altria Group, Inc. restricted stock, which is reported as a reduction of earnings reinvested in the business, was $140 million and $101 million at December 31, 2004 and 2003, respectively.

Exhibit 13

     Note 13.

Earnings per Share:

Basic and diluted EPS from continuing and discontinued operations were calculated using the following:

(in millions)
For the Years Ended December 31,	2004	2003	2002
Earnings from continuing operations	$9,420	$9,121	$11,021
(Loss) earnings from discontinued operations	(4)	83	81

Net earnings	$9,416	$9,204	$11,102

Weighted average shares for basic EPS	2,047	2,028	2,111
Plus incremental shares from assumed conversions:
Restricted stock and stock rights	3	2	1
Stock options	13	8	17

Weighted average shares for diluted EPS	2,063	2,038	2,129

     Incremental shares from assumed conversions are calculated as the number of shares that would be issued, net of the number of shares that could be purchased in the marketplace with the cash received upon stock option exercise or, in the case of restricted stock and rights, the number of shares corresponding to the unamortized compensation expense. For the 2004, 2003 and 2002 computations, 2 million, 43 million and 11 million stock options, respectively, were excluded from the calculation of weighted average shares for diluted EPS because their effects were antidilutive (i.e., the cash that would be received upon exercise is greater than the average market price of the stock during the year).

     Note 14.

Income Taxes:

Earnings from continuing operations before income taxes and minority interest, and provision for income taxes consisted of the following for the years ended December 31, 2004, 2003 and 2002:

(in millions)	2004	2003	2002
Earnings from continuing operations before income taxes and minority interest:
United States	$7,414	$8,062	$12,037
Outside United States	6,590	6,547	5,908

Total	$14,004	$14,609	$17,945

Provision for income taxes:
United States federal:
Current	$2,106	$1,926	$2,585
Deferred	450	742	1,493

	2,556	2,668	4,078
State and local	398	377	454

Total United States	2,954	3,045	4,532

Outside United States:
Current	1,605	1,810	1,744
Deferred	(19)	242	92

Total outside United States	1,586	2,052	1,836

Total provision for income taxes	$4,540	$5,097	$6,368

     The (loss) earnings from discontinued operations for the year ended December 31, 2004, included a deferred income tax benefit of $43 million. Kraft also anticipates additional tax expense of approximately $270 million in 2005, once the sale of its sugar confectionery business has been consummated.

     At December 31, 2004, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $11.8 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested.

     On October 22, 2004, the American Jobs Creation Act (“the Jobs Act”) was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. Altria Group, Inc. may elect to apply this provision to qualifying earnings repatriations in 2005 and is conducting analyses of its effects. The U.S. Treasury Department recently provided additional clarifying language on key elements of the provision which is under consideration as part of Altria Group, Inc.’s evaluation. Altria Group, Inc. expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time. The amount of dividends Altria Group, Inc. can repatriate under this provision is up to $7.1 billion. Since Altria Group, Inc. has provided deferred taxes on a portion of its unrepatriated earnings, there is a potential financial statement income tax benefit upon repatriations under the Jobs Act. Assuming certain expected technical amendments to the Jobs Act are enacted and if the entire $7.1 billion were repatriated, the income tax benefit would be approximately $80 million.

     The Jobs Act also provides tax relief to U.S. domestic manufacturers by providing a tax deduction of up to 9% of the lesser of “qualified production activities income” or taxable income. In December 2004, the FASB issued FASB Staff Position 109-1, “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided

Exhibit 13

by the American Jobs Creation Act of 2004” (“FSP 109-1”). FSP 109-1 requires companies to account for this deduction as a “special deduction” rather than a rate reduction, in accordance with SFAS No. 109, and therefore, Altria Group, Inc. will recognize these benefits, which are not expected to be significant, in the year earned.

     The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit	1.8	1.8	1.7
Reversal of taxes no longer required	(3.1)	(0.5)
Other	(1.3)	(1.4)	(1.2)

Effective tax rate	32.4%	34.9%	35.5%

     The tax provision in 2004 includes the reversal of $355 million of tax accruals that are no longer required due to foreign tax events that were resolved during the first quarter of 2004 ($35 million) and the second quarter of 2004 ($320 million), and an $81 million favorable resolution of an outstanding tax item at Kraft, the majority of which occurred in the third quarter. The tax provision in 2003 reflects reversals of $74 million of state tax liabilities, net of federal tax benefit, that are no longer needed due to published rulings during 2003.

     The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2004 and 2003:

(in millions)	2004	2003
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$1,427	$1,392
Settlement charges	1,229	1,240
Other	224	415

Total deferred income tax assets	2,880	3,047

Deferred income tax liabilities:
Trade names	(3,545)	(3,839)
Unremitted earnings	(971)	(862)
Property, plant and equipment	(2,415)	(2,275)
Prepaid pension costs	(1,378)	(1,199)

Total deferred income tax liabilities	(8,309)	(8,175)

Net deferred income tax liabilities	$(5,429)	$(5,128)

     Financial services deferred income tax liabilities are primarily attributable to temporary differences relating to net investments in finance leases.

     Note 15.

Segment Reporting:

The products of ALG’s subsidiaries include cigarettes, food (consisting principally of a wide variety of snacks, beverages, cheese, grocery products and convenient meals) and beer, prior to the merger of Miller into SAB on July 9, 2002. Another subsidiary of ALG, PMCC, maintains a portfolio of leveraged and direct finance leases. The products and services of these subsidiaries constitute Altria Group, Inc.’s reportable segments of domestic tobacco, international tobacco, North American food, international food, beer (prior to July 9, 2002) and financial services. During January 2004, Kraft announced a new global organization structure. Beginning in 2004, results for Kraft’s Mexico and Puerto Rico businesses, which were previously included in the North American food segment, are included in the international food segment, and historical amounts have been restated.

     Altria Group, Inc.’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the ALG level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.’s management. Altria Group, Inc.’s assets are managed on a worldwide basis by major products and, accordingly, asset information is reported for the tobacco, food and financial services segments. Intangible assets and related amortization are principally attributable to the food businesses. Other assets consist primarily of cash and cash equivalents and the investment in SABMiller. The accounting policies of the segments are the same as those described in Note 2. Summary of Significant Accounting Policies.

     Segment data were as follows:

(in millions)
For the Years Ended December 31,	2004	2003	2002
Net revenues:
Domestic tobacco	$17,511	$17,001	$18,877
International tobacco	39,536	33,389	28,672
North American food	22,060	20,937	20,489
International food	10,108	9,561	8,759
Beer			2,641
Financial services	395	432	495

Net revenues	$89,610	$81,320	$79,933

Earnings from continuing operations before income taxes and minority interest:
Operating companies income:
Domestic tobacco	$4,405	$3,889	$5,011
International tobacco	6,566	6,286	5,666
North American food	3,870	4,658	4,664
International food	933	1,393	1,466
Beer			276
Financial services	144	313	55
Amortization of intangibles	(17)	(9)	(7)
General corporate expenses	(721)	(771)	(683)

Operating income	15,180	15,759	16,448
Gain on Miller transaction			2,631
Interest and other debt expense, net	(1,176)	(1,150)	(1,134)

Earnings from continuing operations before income taxes and minority interest	$14,004	$14,609	$17,945

Exhibit 13

     Items affecting the comparability of results from continuing operations were as follows:

•     Domestic Tobacco Headquarters Relocation Charges — PM USA has substantially completed the move of its corporate headquarters from New York City to Richmond, Virginia. PM USA estimates that the total cost of the relocation will be approximately $110 million, including compensation to those employees who did not relocate. Pre-tax charges of $31 million and $69 million were recorded in the operating companies income of the domestic tobacco segment for the years ended December 31, 2004 and 2003, respectively. Cash payments of approximately $55 million were made during 2004, while total cash payments related to the relocation were $85 million through December 31, 2004. At December 31, 2004, a liability of $15 million remains on the consolidated balance sheet.

•     International Tobacco E.C. Agreement — On July 9, 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement, approximately $100 million on the second anniversary and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. During the third quarter of 2004, PMI began accruing for payments due on the first anniversary of the agreement.

•     Asset Impairment and Exit Costs — See Note 3. Asset Impairment and Exit Costs for a breakdown of asset impairment and exit costs by segment.

•     Domestic Tobacco Legal Settlement — During 2003, PM USA and certain other defendants reached an agreement with a class of U.S. tobacco growers and quota-holders to resolve a lawsuit related to tobacco leaf purchases. During 2003, PM USA recorded pre-tax charges of $202 million for its obligations under the agreement. The pre-tax charges are included in the operating companies income of the domestic tobacco segment.

•     Losses (Gains) on Sales of Businesses — During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway, and recorded aggregate pre-tax losses of $3 million. During 2003, Kraft sold a European rice business and a branded fresh cheese business in Italy and recorded aggregate pre-tax gains of $31 million. During 2002, Kraft sold a Latin American yeast and industrial bakery ingredients business, resulting in a pre-tax gain of $69 million, and Kraft sold several small businesses, resulting in pre-tax gains of $11 million.

•     Integration Costs and a Loss on Sale of a Food Factory — Altria Group, Inc.’s consolidated statements of earnings disclose the following items as integration costs, which are costs incurred by Kraft as it integrated the operations of Nabisco, and a loss on sale of a food factory. During 2003, Kraft reversed $13 million related to the previously recorded integration charges.

(in millions)
For the Years Ended December 31,		2003	2002
Closing a facility and other consolidation programs	North American food	$(13)	$98
Consolidation of production lines and distribution networks in Latin America	International food		17
Loss on sale of a food factory	North American food		(4)

Total		$(13)	$111

•     Provision for Airline Industry Exposure — As discussed in Note 8. Finance Assets, net, during 2004 and 2002, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $140 million and $290 million, respectively.

•     Miller Transaction — As more fully discussed in Note 4. Miller Brewing Company Transaction, on July 9, 2002, Miller was merged into SAB to form SABMiller. The transaction resulted in a pre-tax gain of $2.6 billion or $1.7 billion after-tax.

Exhibit 13

     See Notes 4, 5 and 6, respectively, regarding the Miller Brewing Company transaction, divestitures and acquisitions.

(in millions)
For the Years Ended December 31,	2004	2003	2002
Depreciation expense from continuing operations:
Domestic tobacco	$203	$194	$194
International tobacco	453	370	307
North American food	555	533	497
International food	309	266	207
Beer			61

	1,520	1,363	1,266
Other	66	63	53

Total depreciation expense from continuing operations	1,586	1,426	1,319
Depreciation expense from discontinued operations	4	5	5

Total depreciation expense	$1,590	$1,431	$1,324

Assets:
Tobacco	$27,472	$23,298	$18,329
Food	60,760	59,735	57,245
Financial services	7,845	8,540	9,231

	96,077	91,573	84,805
Other	5,571	4,602	2,735

Total assets	$101,648	$96,175	$87,540

Capital expenditures from continuing operations:
Domestic tobacco	$185	$154	$140
International tobacco	711	586	497
North American food	613	667	719
International food	389	402	410
Beer			84

	1,898	1,809	1,850
Other	11	149	104

Total capital expenditures from continuing operations	1,909	1,958	1,954
Capital expenditures from discontinued operations	4	16	55

Total capital expenditures	$1,913	$1,974	$2,009

     Altria Group, Inc.’s operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment net revenues attributable to customers located in Germany, Altria Group, Inc.’s largest European market, were $9.0 billion, $8.5 billion and $7.4 billion for the years ended December 31, 2004, 2003 and 2002, respectively.

     Geographic data for net revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets, net) were as follows:

(in millions)
For the Years Ended December 31,	2004	2003	2002
Net revenues:
United States — domestic	$37,729	$36,312	$40,637
— export	3,493	3,528	3,654
Europe	36,163	30,813	26,090
Other	12,225	10,667	9,552

Total net revenues	$89,610	$81,320	$79,933

Long-lived assets:
United States	$26,347	$25,825	$24,308
Europe	6,829	6,048	4,939
Other	3,459	3,375	2,981

Total long-lived assets	$36,635	$35,248	$32,228

     Note 16.

Benefit Plans:

In December 2003, the FASB issued a revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” In accordance with the pronouncement, Altria Group, Inc. adopted the revised disclosure requirements of this pronouncement for its U.S. plans in 2003 and for its non-U.S. plans in 2004.

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

     The plan assets and benefit obligations of Altria Group, Inc.’s U.S. and Canadian pension plans are measured at December 31 of each year and all other non-U.S. pension plans are measured at September 30 of each year. The benefit obligations of Altria Group, Inc.’s postretirement plans are measured at December 31 of each year.

Exhibit 13

Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of Altria Group, Inc.’s pension plans at December 31, 2004 and 2003, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2004	2003	2004	2003
Benefit obligation at January 1	$9,683	$9,002	$5,156	$4,074
Service cost	247	234	180	140
Interest cost	613	579	254	217
Benefits paid	(677)	(618)	(315)	(209)
Termination, settlement and curtailment	36	46
Actuarial losses	988	428	175	236
Currency			546	626
Other	6	12	205	72

Benefit obligation at December 31	10,896	9,683	6,201	5,156

Fair value of plan assets at January 1	9,555	7,535	3,433	2,548
Actual return on plan assets	1,044	1,821	346	351
Contributions	659	867	419	316
Benefits paid	(686)	(662)	(139)	(164)
Currency			392	382
Actuarial (losses) gains	(3)	(6)	25

Fair value of plan assets at December 31	10,569	9,555	4,476	3,433

Funded status (plan assets less than benefit obligations) at December 31	(327)	(128)	(1,725)	(1,723)
Unrecognized actuarial losses	4,350	3,615	1,727	1,482
Unrecognized prior service cost	120	130	108	105
Additional minimum liability	(206)	(196)	(663)	(618)
Unrecognized net transition obligation			9	7

Net prepaid pension asset (liability) recognized	$3,937	$3,421	$(544)	$(747)

     The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $3.4 billion and $2.7 billion at December 31, 2004 and 2003, respectively. These amounts were recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2004 and 2003, as other assets of $5.2 billion and $4.5 billion, respectively, for those plans in which plan assets exceeded their accumulated benefit obligations, and as other liabilities of $1.8 billion in each year, for those plans in which the accumulated benefit obligations exceeded their plan assets.

     For U.S. and non-U.S. pension plans, the change in the additional minimum liability in 2004 and 2003 was as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2004	2003	2004	2003
(Increase) decrease in minimum liability included in other comprehensive earnings (losses), net of tax	$(5)	$508	$(48)	$(44)

     The accumulated benefit obligation for the U.S. pension plans was $9.5 billion and $8.5 billion at December 31, 2004 and 2003, respectively. The accumulated benefit obligation for non-U.S. pension plans was $5.5 billion and $4.6 billion at December 31, 2004 and 2003, respectively.

     For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $584 million, $415 million and $15 million, respectively, as of December 31, 2004, and $557 million, $396 million and $17 million, respectively, as of December 31, 2003. At December 31, 2004, the majority of these relate to plans for salaried employees that cannot be funded under I.R.S. regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $3,689 million, $3,247 million and $2,013 million, respectively, as of December 31, 2004, and $3,780 million, $3,307 million and $2,048 million, respectively, as of December 31, 2003.

     The following weighted-average assumptions were used to determine Altria Group, Inc.’s benefit obligations under the plans at December 31:

	U.S. Plans		Non-U.S. Plans
	2004	2003	2004	2003
Discount rate	5.75%	6.25%	4.75%	4.87%
Rate of compensation increase	4.20	4.20	3.28	3.40

Exhibit 13

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2004, 2003 and 2002:

	U.S. Plans			Non-U.S. Plans
(in millions)	2004	2003	2002	2004	2003	2002
Service cost	$247	$234	$215	$180	$140	$105
Interest cost	613	579	590	254	217	183
Expected return on plan assets	(932)	(936)	(943)	(318)	(257)	(209)
Amortization:
Net gain on adoption of SFAS No. 87			(1)
Unrecognized net loss from experience differences	157	46	23	50	29	7
Prior service cost	16	16	14	14	11	9
Termination, settlement and curtailment	48	68	133	3		28

Net periodic pension cost	$149	$7	$31	$183	$140	$123

     During 2004, 2003 and 2002, employees left Altria Group, Inc. under voluntary early retirement and workforce reduction programs, and through the Miller transaction. These events resulted in settlement losses, curtailment losses and termination benefits of $7 million, $17 million and $112 million for the U.S. plans in 2004, 2003 and 2002, respectively. In addition, retiring employees of Kraft North American Commercial (“KNAC”) elected lump-sum payments, resulting in settlement losses of $41 million, $51 million and $21 million in 2004, 2003 and 2002, respectively. During 2004 and 2002, early retirement programs in the international tobacco business resulted in additional termination benefits of $3 million and $28 million, respectively, for the non-U.S. plans.

     The following weighted-average assumptions were used to determine Altria Group, Inc.’s net pension cost for the years ended December 31:

	U.S. Plans			Non-U.S. Plans
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.50%	7.00%	4.87%	4.99%	5.38%
Expected rate of return on plan assets	9.00	9.00	9.00	7.82	7.81	7.94
Rate of compensation increase	4.20	4.20	4.50	3.40	3.30	3.68

     Altria Group, Inc.’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class. Altria Group, Inc. has reduced this assumption to 8% in determining its U.S. plans pension expense for 2005.

     ALG and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of ALG also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $244 million, $235 million and $222 million in 2004, 2003 and 2002, respectively.

Plan Assets

The percentage of fair value of pension plan assets at December 31, 2004 and 2003, was as follows:

	U.S. Plans		Non-U.S. Plans
Asset Category	2004	2003	2004	2003
Equity securities	72%	71%	59%	56%
Debt securities	27	26	35	37
Real estate		1	4	4
Other	1	2	2	3

Total	100%	100%	100%	100%

     Altria Group, Inc.’s investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of Altria Group, Inc.’s U.S. plan assets is broadly characterized as a 70%/30% allocation between equity and debt securities. The strategy utilizes indexed U.S. equity securities and actively managed investment grade debt securities (which constitute 80% or more of debt securities) with lesser allocations to high-yield and international debt securities.

     For the plans outside the U.S., the investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. These specific circumstances result in a level of equity exposure that is typically less than the U.S. plans. In aggregate, the actual asset allocations of the non-U.S. plans are virtually identical to their respective asset policy targets.

     Altria Group, Inc. attempts to mitigate investment risk by rebalancing between equity and debt asset classes as Altria Group, Inc.’s contributions and monthly benefit payments are made.

     Altria Group, Inc. presently plans to make contributions, to the extent that they are tax deductible, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded U.S. and non-U.S. plans. Currently, Altria Group, Inc. anticipates making contributions of approximately $780 million in 2005 to its U.S. plans and approximately $210 million in 2005 to its non-U.S. plans, based on current tax law. However, these estimates are subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or significant changes in interest rates.

     The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2004, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2005	$600	$267
2006	600	250
2007	602	264
2008	606	277
2009	626	293
2010 – 2014	3,801	1,579

Exhibit 13

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2004, 2003 and 2002:

(in millions)	2004	2003	2002
Service cost	$85	$80	$68
Interest cost	280	270	272
Amortization:
Unrecognized net loss from experience differences	57	47	24
Unrecognized prior service cost	(25)	(27)	(24)
Other expense	1	7	16

Net postretirement health care costs	$398	$377	$356

     During 2004, 2003 and 2002, Altria Group, Inc. instituted early retirement programs. These actions resulted in special termination benefits and curtailment losses of $1 million, $7 million and $16 million in 2004, 2003 and 2002, respectively, which are included in other expense, above.

     In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act establishes a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

     In May 2004, the FASB issued FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”). FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D.

     Altria Group, Inc. adopted FSP 106-2 in the third quarter of 2004. The impact of adoption for 2004 was a reduction of pre-tax net postretirement health care costs and an increase in net earnings of $28 million (including $24 million related to Kraft), which is included above as a reduction of $4 million in service cost, $11 million in interest cost and $13 million in amortization of unrecognized net loss from experience differences. In addition, as of July 1, 2004, Altria Group, Inc. reduced its accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service by $375 million and decreased its unrecognized actuarial losses by the same amount.

     The following weighted-average assumptions were used to determine Altria Group, Inc.’s net postretirement cost for the years ended December 31:

	U.S. Plans			Canadian Plans
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.50%	7.00%	6.50%	6.75%	6.75%
Health care cost trend rate	8.90	8.00	5.90	8.00	7.00	8.00

     Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2004 and 2003, were as follows:

(in millions)	2004	2003
Accumulated postretirement benefit obligation at January 1	$4,599	$4,249
Service cost	85	80
Interest cost	280	270
Benefits paid	(305)	(246)
Curtailments	1	7
Plan amendments	(43)	(28)
Medicare Prescription Drug, Improvement and Modernization Act of 2003	(375)
Currency	10	18
Assumption changes	474	253
Actuarial losses (gains)	93	(4)

Accumulated postretirement benefit obligation at December 31	4,819	4,599

Unrecognized actuarial losses	(1,466)	(1,326)
Unrecognized prior service cost	221	202

Accrued postretirement health care costs	$3,574	$3,475

     The current portion of Altria Group, Inc.’s accrued postretirement health care costs of $289 million and $259 million at December 31, 2004 and 2003, respectively, are included in other accrued liabilities on the consolidated balance sheets.

     The following weighted-average assumptions were used to determine Altria Group, Inc.’s postretirement benefit obligations at December 31:

	U.S. Plans		Canadian Plans
	2004	2003	2004	2003
Discount rate	5.75%	6.25%	5.75%	6.50%
Health care cost trend rate assumed for next year	8.00	8.90	9.50	8.00
Ultimate trend rate	5.00	5.00	6.00	5.00
Year that the rate reaches the ultimate trend rate	2008	2006	2012	2010

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2004:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost	12.3%	(10.1)%
Effect on postretirement benefit obligation	9.3	(7.7)

     Altria Group, Inc.’s estimated future benefit payments for its postretirement health care plans at December 31, 2004, were as follows:

(in millions)	U.S. Plans	Canadian Plans
2005	$282	$7
2006	263	7
2007	266	7
2008	267	8
2009	269	8
2010 – 2014	1,429	46

Exhibit 13

Postemployment Benefit Plans

ALG and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2004, 2003 and 2002:

(in millions)	2004	2003	2002
Service cost	$18	$24	$48
Amortization of unrecognized net loss	10	11	3
Other expense	226	69	40

Net postemployment costs	$254	$104	$91

     As discussed in Note 3. Asset Impairment and Exit Costs, certain employees left Kraft under the restructuring program and certain salaried employees left Altria Group, Inc. under separation programs. During 2002, certain salaried employees left Altria Group, Inc. under separation and voluntary early retirement programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

     Altria Group, Inc.’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2004 and 2003, were as follows:

(in millions)	2004	2003
Accumulated benefit obligation at January 1	$480	$473
Service cost	18	24
Kraft restructuring program	167
Benefits paid	(280)	(196)
Actuarial losses	72	179

Accumulated benefit obligation at December 31	457	480
Unrecognized experience gain (loss)	30	(14)

Accrued postemployment costs	$487	$466

     The accumulated benefit obligation was determined using an assumed ultimate annual turnover rate of 0.4% and 0.5% in 2004 and 2003, respectively, assumed compensation cost increases of 4.2% in 2004 and 2003, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

     Note 17.

Additional Information:

The amounts shown below are for continuing operations.

(in millions)
For the Years Ended December 31,	2004	2003	2002
Research and development expense	$809	$756	$680

Advertising expense	$1,763	$1,623	$1,835

Interest and other debt expense, net:
Interest expense	$1,417	$1,367	$1,327
Interest income	(241)	(217)	(193)

	$1,176	$1,150	$1,134

Interest expense of financial services operations included in cost of sales	$106	$108	$97

Rent expense	$798	$765	$740

     Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2004, were as follows:

(in millions)
2005	$544
2006	405
2007	306
2008	208
2009	147
Thereafter	387

$1,997

     Note 18.

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

Exhibit 13

     Altria Group, Inc. uses forward foreign exchange contracts and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2004 and 2003, Altria Group, Inc. had foreign exchange option and forward contracts with aggregate notional amounts of $9.7 billion and $13.6 billion, respectively. The $3.9 billion decrease from December 31, 2003, reflects $3.0 billion due to the maturity of a substantial portion of equal and offsetting foreign currency transactions discussed below, as well as the maturity of contracts that were outstanding at December 31, 2003, partially offset by new agreements in 2004. Included in the foreign currency aggregate notional amounts at December 31, 2004 and 2003, were $0.4 billion and $3.4 billion, respectively, of equal and offsetting foreign currency positions, which do not qualify as hedges and that will not result in any significant gain or loss. The effective portion of unrealized gains and losses associated with forward contracts and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on Altria Group, Inc.’s consolidated statement of earnings.

     In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. A substantial portion of the foreign currency swap agreements is accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under U.S. GAAP was insignificant as of December 31, 2004 and 2003. At December 31, 2004 and 2003, the notional amounts of foreign currency swap agreements aggregated $2.7 billion and $2.5 billion, respectively. Aggregate maturities of foreign currency swap agreements at December 31, 2004, were as follows:

(in millions)
2006	$1,203
2008	1,449

$2,652

     Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2004, 2003 and 2002, losses, net of income taxes, of $344 million, $286 million and $366 million, respectively, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

     Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts as cash flow hedges, primarily for coffee, cocoa, milk and cheese. Commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar and soybean oil. At December 31, 2004 and 2003, Kraft had net long commodity positions of $443 million and $255 million, respectively. In general, commodity forward contracts qualify for the normal purchase exception under U.S. GAAP. The effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2004 and 2003.

     During the years ended December 31, 2004, 2003 and 2002, ineffectiveness related to fair value hedges and cash flow hedges was not material. Altria Group, Inc. is hedging forecasted transactions for periods not exceeding the next fifteen months. At December 31, 2004, Altria Group, Inc. estimates that derivative losses of $36 million, net of income taxes, reported in accumulated other comprehensive earnings (losses) will be reclassified to the consolidated statement of earnings within the next twelve months.

     Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2004, 2003 and 2002, as follows:

(in millions)	2004	2003	2002
(Loss) gain as of January 1	$(83)	$(77)	$33
Derivative losses (gains) transferred to earnings	86	(42)	1
Change in fair value	(17)	36	(111)

Loss as of December 31	$(14)	$(83)	$(77)

•     Credit exposure and credit risk: Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 8. Finance Assets, net regarding certain aircraft leases.

•     Fair value: The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2004, was $24.2 billion, as compared with its carrying value of $23.0 billion. The aggregate fair value of Altria Group, Inc.’s total debt at December 31, 2003, was $25.8 billion, as compared with its carrying value of $24.5 billion.

     The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2004, was $7.1 billion, as compared with its carrying value of $2.5 billion. The fair value of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2003, was $4.4 billion, as compared with its carrying value of $2.1 billion.

     See Notes 9 and 10 for additional disclosures of fair value for short-term borrowings and long-term debt.

     Note 19.

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

Exhibit 13

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

     The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, ALG or PMI, as of December 31, 2004, December 31, 2003 and December 31, 2002, and a page-reference to further discussions of each type of case.

	Number of Cases	Number of Cases	Number of Cases
	Pending as of	Pending as of	Pending as of
Type of Case	December 31, 2004	December 31, 2003	December 31, 2002	Page References
Individual Smoking and Health Cases(1)	222	423	250	68
Smoking and Health Class Actions and Aggregated Claims Litigation(2)	7	12	41	68-69
Health Care Cost Recovery Actions	10	13	41	69-70
Lights/Ultra Lights Class Actions	21	21	11	71
Tobacco Price Cases	2	28	39	71
Cigarette Contraband Cases	2	5	5	72
Asbestos Contribution Cases	1	7	8	72

(1)	Does not include 2,663 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke (“ETS”). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages.

(2)	Includes as one case the aggregated claims of 982 individuals that are proposed to be tried in a single proceeding in West Virginia.

     There are also a number of other tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including an estimated 121 smoking and health cases brought on behalf of individuals (Argentina (47), Australia, Brazil (47), Chile, Colombia, Israel (3), Italy (15), the Philippines, Poland, Scotland, Spain (2) and Venezuela), compared with approximately 99 such cases on December 31, 2003, and 86 such cases on December 31, 2002. The increase in cases at December 31, 2004 compared to prior periods is due primarily to cases filed in Brazil and Italy. As of December 31, 2004, 12 of the cases in Italy are pending in the Italian equivalent of small claims court.

     In addition, as of December 31, 2004, there were three smoking and health putative class actions pending outside the United States (Brazil and Canada (2)) compared with six such cases on December 31, 2003, and eight such cases on December 31, 2002. Four health care cost recovery actions are pending in Israel, Canada, France and Spain against PMI or its affiliates, and two Lights/Ultra Lights class actions are pending in Israel.

•     Pending and Upcoming Trials: Trial is currently underway in the case brought by the United States government in which ALG and PM USA are defendants. For a discussion of this case, see “Health Care Cost Recovery Litigation — Federal Government’s Lawsuit” below. Trial is also currently underway in an individual smoking and health case in California (Reller v. Philip Morris Incorporated).

     Certain cases against PM USA are scheduled for trial through the end of 2005, including a health care cost recovery case brought by the City of St Louis, Missouri and approximately 50 Missouri hospitals, in which ALG is also a defendant, a case in which cigarette distributors allege that PM USA’s Wholesale Leaders program violates antitrust laws, and a case brought by cigarette vending machine operators alleging that PM USA’s retail promotional and merchandising programs violate the Robinson-Patman Act. In addition, an estimated nine individual smoking and health cases are scheduled for trial through the end of 2005, including two cases scheduled for trial in February 2005 in California and New York. Cases against other tobacco companies are also scheduled for trial through the end of 2005. Trial dates are subject to change.

•     Recent Trial Results: Since January 1999, verdicts have been returned in 38 smoking and health, Lights/Ultra Lights and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 23 of the 38 cases. These 23 cases were tried in California (2), Florida (7), Mississippi, Missouri, New Hampshire, New Jersey, New York (3), Ohio (2), Pennsylvania, Rhode Island, Tennessee (2) and West Virginia. Plaintiffs’ appeals or post-trial motions challenging the verdicts are pending in California, Florida, Missouri, and Pennsylvania. A motion for a new trial has been granted in one of the cases in Florida. In addition, in December 2002, a court dismissed an individual smoking and health case in California at the end of trial.

Exhibit 13

     After exhausting all appeals, PM USA has paid $3.7 million (the amount of the judgment plus attorneys’ fees and interest) in an individual smoking and health case in Florida (Eastman) in which the jury found in favor of plaintiffs.

The chart below lists the verdicts and post-trial developments in the remaining 14 pending cases that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Location of
Court/Name
Date	of Plaintiff	Type of Case	Verdict	Post-Trial Developments

October 2004	Florida/Arnitz	Individual Smoking and Health	$240,000 against PM USA	In January 2005, PM USA’s post-trial motions challenging the verdict were denied. PM USA intends to appeal.

May 2004	Louisiana/Scott	Smoking and Health Class Action	Approximately $590 million, against all defendants jointly and severally, to fund a 10-year smoking cessation program.	In June 2004, the court entered judgment in the amount of the verdict of $590 million, plus prejudgment interest accruing from the date the suit commenced. As of December 31, 2004, the amount of prejudgment interest was approximately $355 million. PM USA’s share of the verdict and prejudgment interest has not been allocated. Defendants, including PM USA, have appealed. See the discussion of the Scott case under the heading “Smoking and Health Litigation — Smoking and Health Class Actions.”

November 2003	Missouri/Thompson	Individual Smoking and Health	$2.1 million in compensatory damages against all defendants, including $837,403 against PM USA.	In March 2004, the court denied defendants’ post-trial motions challenging the verdict. PM USA has appealed.

March 2003	Illinois/Price	Lights/Ultra Lights Class Action	$7.1005 billion in compensatory damages and $3 billion in punitive damages against PM USA.	In November 2004, the Illinois Supreme Court heard arguments on PM USA’s appeal. See the discussion of the Price case under the heading “Certain Other Tobacco-Related Litigation — Lights/Ultra Lights Cases.”

October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	In December 2002, the trial court reduced the punitive damages award to $28 million; PM USA and plaintiff have appealed.

June 2002	Florida/French	Flight Attendant ETS Litigation	$5.5 million in compensatory damages against all defendants, including PM USA.	In September 2002, the trial court reduced the damages award to $500,000. In December 2004, the Florida Third District Court of Appeal affirmed the judgment awarding plaintiff $500,000, and directed the trial court to hold defendants jointly and severally liable. Defendants’ motion for rehearing is pending.

June 2002	Florida/Lukacs	Individual Smoking and Health	$37.5 million in compensatory damages against all defendants, including PM USA.	In March 2003, the trial court reduced the damages award to $24.86 million. PM USA’s share of the damages award is approximately $6 million. The court has not yet entered the judgment on the jury verdict. If a judgment is entered in this case, PM USA intends to appeal.

March 2002	Oregon/Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.	In May 2002, the trial court reduced the punitive damages award to $100 million; PM USA and plaintiff have appealed.

June 2001	California/Boeken	Individual Smoking and Health	$5.5 million in compensatory damages and $3 billion in punitive damages against PM USA.	In August 2001, the trial court reduced the punitive damages award to $100 million. In September 2004, the California Second District Court of Appeal reduced the punitive damages award to $50 million but otherwise affirmed the judgment entered in the case. Plaintiff and PM USA each sought rehearing, and in October 2004, the Court of Appeal granted the parties’ motions for rehearing.

Exhibit 13

Location of
Court/Name
Date	of Plaintiff	Type of Case	Verdict	Post-Trial Developments

June 2001	New York/Empire Blue Cross and Blue Shield	Health Care Cost Recovery	$17.8 million in compensatory damages against all defendants, including $6.8 million against PM USA.	In February 2002, the trial court awarded plaintiffs $38 million in attorneys’ fees. In September 2003, the United States Court of Appeals for the Second Circuit reversed the portion of the judgment relating to subrogation, certified questions relating to plaintiff’s direct claims of deceptive business practices to the New York Court of Appeals and deferred its ruling on the appeal of the attorneys’ fees award pending the ruling on the certified questions. In October 2004, the New York Court of Appeals ruled in defendants’ favor on the certified questions and found that plaintiff’s direct claims are barred on grounds of remoteness. In December 2004, the Second Circuit issued a revised decision, vacating the award of compensatory damages and attorneys’ fees, reversing the judgment and remanding the case with instructions to the trial court to dismiss all of plaintiff’s claims with prejudice.

July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.	In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs’ motion for reconsideration was denied in September 2003, and plaintiffs petitioned the Florida Supreme Court for further review. In May 2004, the Florida Supreme Court agreed to review the case, and the Supreme Court heard oral arguments in November 2004. See “Engle Class Action” below.

March 2000	California/Whiteley	Individual Smoking and Health	$1.72 million in compensatory damages against PM USA and another defendant, and $10 million in punitive damages against each of PM USA and the other defendant.	In April 2004, the California First District Court of Appeal entered judgment in favor of defendants on plaintiffs negligent design claims, and reversed and remanded for a new trial on plaintiff’s fraud-related claims.

March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	The trial court reduced the punitive damages award to $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court’s refusal to hear PM USA’s appeal, PM USA recorded a provision of $32 million in marketing, administration and research costs on the 2002 consolidated statement of earnings as its best estimate of the probable loss in this case and petitioned the United States Supreme Court for further review. In October 2003, the United States Supreme Court set aside the Oregon appellate court’s ruling, and directed the Oregon court to reconsider the case in light of the 2003 State Farm decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the punitive damages award. In December 2004, the Oregon Supreme Court granted PM USA’s petition for review of the case.

Exhibit 13

Location of
Court/Name
Date	of Plaintiff	Type of Case	Verdict	Post-Trial Developments

February 1999	California/Henley	Individual Smoking and Health	$1.5 million in compensatory damages and $50 million in punitive damages against PM USA.	The trial court reduced the punitive damages award to $25 million and PM USA and plaintiff appealed. In September 2003, a California Court of Appeal, citing the State Farm decision, reduced the punitive damages award to $9 million, but otherwise affirmed the judgment for compensatory damages, and PM USA appealed to the California Supreme Court. In September 2004, the California Supreme Court dismissed PM USA’s appeal. In October 2004, the California Court of Appeal issued an order allowing the execution of the judgment. PM USA has recorded a provision of $16 million (including interest) in connection with this case. On October 10, 2004, PM USA filed in the United States Supreme Court an application for a stay pending the filing of, and ruling upon, PM USA’s petition for certiorari. On October 27, 2004, the Supreme Court granted the stay, which will remain in effect until the Supreme Court either denies PM USA’s petition for certiorari or issues its mandate. In December 2004, PM USA filed its petition for certiorari.

     In addition to the cases discussed above, in October 2003, a three-judge panel of an appellate court in Brazil reversed a lower court’s dismissal of an individual smoking and health case and ordered PMI’s Brazilian affiliate to pay plaintiff approximately $256,000 and other unspecified damages. PMI’s Brazilian affiliate appealed. In December 2004, the three-judge panel’s decision was vacated by an en banc panel of the appellate court, which upheld the trial court’s dismissal of the case.

     With respect to certain adverse verdicts currently on appeal, excluding amounts relating to the Engle and Price cases, as of December 31, 2004, PM USA has posted various forms of security totaling approximately $360 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. The cash deposits are included in other assets on the consolidated balance sheets.

•     Engle Class Action: In July 2000, in the second phase of the Engle smoking and health class action in Florida, a jury returned a verdict assessing punitive damages totaling approximately $145 billion against various defendants, including $74 billion against PM USA. Following entry of judgment, PM USA posted a bond in the amount of $100 million and appealed.

     In May 2001, the trial court approved a stipulation providing that execution of the punitive damages component of the Engle judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with Florida Rules of Civil Procedure. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM USA should it prevail in its appeal of the case. (The $1.2 billion escrow account is included in the December 31, 2004 and December 31, 2003 consolidated balance sheets as other assets. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned, in interest and other debt expense, net, in the consolidated statements of earnings.) In connection with the stipulation, PM USA recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001. In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs petitioned the Florida Supreme Court for further review and, in May 2004, the Florida Supreme Court agreed to review the case. Oral arguments were heard in November 2004.

Smoking and Health Litigation

•     Overview: Plaintiffs’ allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state anti-racketeering statutes. In certain of these cases, plaintiffs claim that cigarette smoking exacerbated the injuries caused by their exposure to asbestos. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

•     Smoking and Health Class Actions: Since the dismissal in May 1996 of a purported nationwide class action brought on behalf of “addicted” smokers, plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few

Exhibit 13

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

     In July 2003, following the first phase of the trial in the Scott class action, in which plaintiffs sought creation of funds to pay for medical monitoring and smoking cessation programs, a Louisiana jury returned a verdict in favor of defendants, including PM USA, in connection with plaintiffs’ medical monitoring claims, but also found that plaintiffs could benefit from smoking cessation assistance. The jury also found that cigarettes as designed are not defective but that the defendants failed to disclose all they knew about smoking and diseases and marketed their products to minors. In May 2004, in the second phase of the trial, the jury awarded plaintiffs approximately $590 million, against all defendants jointly and severally, to fund a 10-year smoking cessation program. In June 2004, the court entered judgment, which awarded plaintiffs the approximately $590 million jury award plus prejudgment interest, accruing from the date the suit commenced. As of December 31, 2004, the amount of prejudgment interest was approximately $355 million. PM USA’s share of the jury award and prejudgment interest has not been allocated. Defendants, including PM USA, have appealed. Pursuant to a stipulation of the parties, the trial court entered an order setting the amount of the bond at $50 million for all defendants in accordance with an article of the Louisiana Code of Civil Procedure, and a Louisiana statute (the “bond cap law”) fixing the amount of security in civil cases involving a signatory to the MSA (as defined below). Under the terms of the stipulation, plaintiffs reserve the right to contest, at a later date, the sufficiency or amount of the bond on any grounds including the applicability or constitutionality of the bond cap law. In September 2004, defendants collectively posted a bond in the amount of $50 million.

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

     Although there have been some decisions to the contrary, most judicial decisions have dismissed all or most health care cost recovery claims against cigarette manufacturers. Nine federal circuit courts of appeals and six state appellate courts, relying primarily on grounds that plaintiffs’ claims were too remote, have ordered or affirmed dismissals of health care cost recovery actions. The United States Supreme Court has refused to consider plaintiffs’ appeals from the cases decided by five circuit courts of appeals.

     A number of foreign governmental entities have filed health care cost recovery actions in the United States. Such suits have been brought in the United States by 13 countries, a Canadian province, 11 Brazilian states and 11 Brazilian cities. Thirty-three of the cases have been dismissed, and three remain pending. In addition to the cases brought in the United States, health care cost recovery actions have also been brought in Israel, the Marshall Islands (dismissed), Canada, France and Spain, and other entities have stated that they are considering filing such actions. In September 2003, the case pending in France was dismissed, and plaintiff has appealed. In May 2004, the case in Spain was dismissed, and plaintiff has appealed.

     In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In June 2001, a New York jury returned a verdict awarding $6.83 million in compensatory damages against PM USA and a total of $11 million against four other defendants in a health care cost recovery action brought by a Blue Cross and Blue Shield plan, and defendants, including PM USA, appealed. In December 2004, the United States Court of Appeals for the Second Circuit reversed the judgment and remanded the case with instructions to the trial court to dismiss plaintiff’s claims. See the above discussion of the Empire Blue Cross and Blue Shield case under the heading “Recent Trial Results.” Trial in the health care cost recovery case brought by the City of St. Louis, Missouri and approximately 50 Missouri hospitals, in which PM USA and ALG are defendants, is scheduled for June 2005.

•    Settlements of Health Care Cost Recovery Litigation: In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments contemplated by the agreement with tobacco growers discussed below), subject to adjustments for several factors, including inflation, market share and industry volume: 2005 through 2007, $8.4 billion each year; and thereafter, $9.4 billion each year. In

Exhibit 13

addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million.

     The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and under-age use laws, restrictions on lobbying activities and other provisions.

     As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota-holders. To that end, in 1999, four of the major domestic tobacco product manufacturers, including PM USA, and the grower states, established the National Tobacco Growers Settlement Trust (the “NTGST”), a trust fund to provide aid to tobacco growers and quota-holders. The trust was to be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Remaining industry payments (2005 through 2008, $500 million each year; 2009 and 2010, $295 million each year) are subject to adjustment for several factors, including inflation, United States cigarette volume and certain contingent events, and, in general are to be allocated based on each manufacturer’s relative market share. Provisions of the NTGST allow for offsets to the extent that payments are made to growers as part of a legislated end to the federal tobacco quota and price support program.

     In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the proposed buy-out is approximately $10 billion and will be paid over 10 years by manufacturers and importers of all tobacco products. The cost will be allocated based on the relative market shares of manufacturers and importers of all tobacco products. PM USA expects that its quota buy-out payments will offset already scheduled payments to the NTGST. Altria Group, Inc. does not anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2005 and beyond.

     Following the enactment of FETRA, the NTGST and tobacco growers, alleging that the offset provisions do not apply to payments due in 2004, sued tobacco product manufacturers. In December 2004, a North Carolina court ruled that the tobacco companies, including PM USA, are entitled to receive a refund of amounts paid to the NTGST during the first three quarters of 2004 and are not required to make the payments that would otherwise have been due during the fourth quarter of 2004. Plaintiffs have appealed. If the trial court’s ruling is upheld, PM USA would reverse accruals and receive reimbursements totaling $232 million.

     The State Settlement Agreements have materially adversely affected the volumes of PM USA, and ALG believes that they may also materially adversely affect the results of operations, cash flows or financial position of PM USA and Altria Group, Inc. in future periods. The degree of the adverse impact will depend on, among other things, the rate of decline in United States cigarette sales in the premium and discount segments, PM USA’s share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and the other State Settlement Agreements.

     In April 2004, a lawsuit was filed in state court in Los Angeles, California, on behalf of all California residents who purchased cigarettes in California from April 2000 to the present, alleging that the MSA enabled the defendants, including PM USA and ALG, to engage in unlawful price fixing and market sharing agreements. The complaint sought damages and also sought to enjoin defendants from continuing to operate under those provisions of the MSA that allegedly violate California law. In June, plaintiffs dismissed this case and refiled a substantially similar complaint in federal court in San Francisco, California. The new complaint is brought on behalf of the same purported class but differs in that it covers purchases from June 2000 to the present, names the Attorney General of California as a defendant, and does not name ALG as a defendant. PM USA’s motion to dismiss the case is pending.

     There is a suit pending against New York state officials, in which importers of cigarettes allege that the MSA and certain New York statutes enacted in connection with the MSA violate federal antitrust law. Neither ALG nor PM USA is a defendant in this case. In September 2004, the court denied plaintiffs’ motion to preliminarily enjoin the MSA and certain related New York statutes, but the court issued a preliminary injunction against an amendment repealing the “allocable share” provision of the New York Escrow Statute. Plaintiffs have appealed the trial court’s September 2004 order to the extent that it denied their request for a preliminary injunction. In addition, a similar putative class action has been brought in the Commonwealth of Kentucky challenging the repeal of certain implementing legislation that had been enacted in Kentucky subsequent to the MSA. Neither ALG nor PM USA is a defendant in the case in Kentucky.

•    Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including ALG, asserting claims under three federal statutes, the Medical Care Recovery Act (“MCRA”), the Medicare Secondary Payer (“MSP”) provisions of the Social Security Act and the Racketeer Influenced and Corrupt Organizations Act (“RICO”). The lawsuit seeks to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleges that such costs total more than $20 billion annually. It also seeks what it alleges to be equitable and declaratory relief, including disgorgement of profits which arose from defendants’ allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under RICO. The government alleges that disgorgement by defendants of approximately $280 billion is an appropriate remedy. In May 2004, the court issued an order denying defendants’ motion for partial summary judgment limiting the disgorgement remedy. In June 2004, the trial court certified that order for immediate appeal, and in July 2004, the United States Court of Appeals for the District of Columbia agreed to hear the appeal on an expedited basis. Oral arguments were heard in November 2004. In July 2004, the trial court found that PM USA had inadequately complied with a document preservation order and ordered that persons who failed to comply with PM USA’s document retention program will not be permitted to testify at trial and PM USA and ALG jointly pay $2,750,000 to the court by September 1, 2004. This amount was paid to the court in September 2004. PM USA and ALG have sought rehearing of the judge’s ruling. Trial of the case is currently underway.

Exhibit 13

Certain Other Tobacco-Related Litigation

•    Lights/Ultra Lights Cases: These class actions have been brought against PM USA and, in certain instances, ALG and PMI or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Plaintiffs in these class actions allege, among other things, that the use of the terms “Lights” and/or “Ultra Lights” constitutes deceptive and unfair trade practices, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. Cases are pending in Arkansas (2), Delaware, Florida, Georgia, Illinois (2), Louisiana, Massachusetts, Minnesota, Missouri, New Hampshire, New Jersey, New York, Ohio (2), Oregon, Tennessee, Washington, and West Virginia (2). In addition, there are two cases pending in Israel, and other entities have stated that they are considering filing such actions. To date, a trial court in Arizona has refused to certify a class, and an appellate court in Florida has overturned class certification by a trial court. Plaintiffs in the Florida case have petitioned the Florida Supreme Court for further review, and the Supreme Court has stayed further proceedings pending its decision in the Engle case discussed above. Trial courts have certified classes against PM USA in the Price case in Illinois and in Massachusetts (Aspinall), Minnesota, Missouri and Ohio (2). PM USA has appealed or otherwise challenged these class certification orders. In August 2004, Massachusetts’ highest court affirmed the class certification order in the Aspinall case. In September 2004, an appellate court affirmed the class certification orders in the cases in Ohio, and PM USA is seeking review by the Ohio Supreme Court. In September 2004, plaintiff in a case in Wisconsin voluntarily dismissed his case without prejudice. Trial of the case pending in New York is scheduled for November 2005.

     With respect to the Price case, trial commenced in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded approximately $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In April 2003, the judge reduced the amount of the appeal bond that PM USA must provide and ordered PM USA to place a pre-existing 7.0%, $6 billion long-term note from ALG to PM USA in an escrow account with an Illinois financial institution. (Since this note is the result of an intercompany financing arrangement, it does not appear on the consolidated balance sheets of Altria Group, Inc.) The judge’s order also requires PM USA to make cash deposits with the clerk of the Madison County Circuit Court in the following amounts: beginning October 1, 2003, an amount equal to the interest earned by PM USA on the ALG note ($210 million every six months), an additional $800 million in four equal quarterly installments between September 2003 and June 2004 and the payments of principal of the note, which are due in April 2008, 2009 and 2010. Through December 31, 2004, PM USA paid $1.4 billion of the cash payments due under the judge’s order. (Cash payments into the account are included in other assets on Altria Group, Inc.’s consolidated balance sheets at December 31, 2004 and 2003.) If PM USA prevails on appeal, the escrowed note and all cash deposited with the court will be returned to PM USA, with accrued interest less administrative fees payable to the court. Plaintiffs appealed the judge’s order reducing the bond. In July 2003, the Illinois Fifth District Court of Appeals ruled that the trial court had exceeded its authority in reducing the bond. In September 2003, the Illinois Supreme Court upheld the reduced bond set by the trial court and announced it would hear PM USA’s appeal on the merits without the need for intermediate appellate court review. PM USA believes that the Price case should not have been certified as a class action and that the judgment should ultimately be set aside on any of a number of legal and factual grounds that it is pursuing on appeal. Oral arguments on PM USA’s appeal were heard in November 2004.

•    Tobacco Price Cases: As of December 31, 2004, two cases were pending in Kansas and New Mexico in which plaintiffs allege that defendants, including PM USA, conspired to fix cigarette prices in violation of antitrust laws. ALG and PMI are defendants in the case in Kansas. Plaintiffs’ motions for class certification have been granted in both cases; however, the New Mexico Court of Appeals has agreed to hear defendants’ appeal of the class certification decision.

•    Wholesale Leaders Cases: In June 2003, certain wholesale distributors of cigarettes filed suit against PM USA seeking to enjoin the PM USA “2003 Wholesale Leaders” (“WL”) program that became available to wholesalers in June 2003. The complaint alleges that the WL program constitutes unlawful price discrimination and is an attempt to monopolize. In addition to an injunction, plaintiffs seek unspecified monetary damages, attorneys’ fees, costs and interest. The states of Tennessee and Mississippi intervened as plaintiffs in this litigation. In January 2004, Tennessee filed a motion to dismiss its complaint, and the complaint was dismissed without prejudice in March 2004. In August 2003, the trial court issued a preliminary injunction, subject to plaintiffs’ posting a bond in the amount of $1 million, enjoining PM USA from implementing certain discount terms with respect to the sixteen wholesale distributor plaintiffs, and PM USA appealed. In September 2003, the United States Court of Appeals for the Sixth Circuit granted PM USA’s motion to stay the injunction pending PM USA’s expedited appeal. Trial is currently scheduled for July 2005. In December 2003, a tobacco manufacturer filed a similar lawsuit against PM USA in Michigan seeking unspecified monetary damages in which it alleges that the WL program constitutes unlawful price discrimination and is an attempt to monopolize. Plaintiff voluntarily dismissed its claims alleging price discrimination, and in July 2004, the court granted defendants’ motion to dismiss the attempt-to-monopolize claim. Plaintiff has appealed.

•    Consolidated Putative Punitive Damages Cases: In September 2000, a putative class action was filed in the federal district court in the Eastern District of New York that purported to consolidate punitive damages claims in ten tobacco-related actions then pending in federal district courts in New York and Pennsylvania. In July 2002, plaintiffs filed an amended complaint and a motion seeking certification of a punitive damages class of persons residing in the United States who smoke or smoked defendants’ cigarettes, and who have been diagnosed by a physician with an enumerated disease from April 1993 through the date notice of the certification of this class is disseminated. The following persons are excluded from the class: (1) those who have obtained judgments or settlements against any defendants; (2) those against whom any defendant has obtained judgment; (3) persons who are part of the Engle class; (4) persons who should have reasonably realized that they had an enumerated disease prior to April 9, 1993; and (5) those whose diagnosis or reasonable basis for knowledge predates their use of tobacco. In September 2002, the court granted plaintiffs’ motion for class certification. Defendants petitioned the United States Court of Appeals for the Second Circuit for review of the trial court’s ruling, and the Second Circuit agreed to hear defendants’ petition. The parties are awaiting the Second Circuit’s decision. Trial of the case has been stayed pending resolution of defendants’ petition.

•    Cases Under the California Business and Professions Code: In June 1997 and July 1998, two suits were filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500

Exhibit 13

regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs’ claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2002, the court granted defendants’ motion for summary judgment as to all claims in one of the cases, and plaintiffs appealed. In October 2004, the California Fourth District Court of Appeal affirmed the trial court’s ruling, and also denied plaintiffs’ motion for rehearing. Plaintiffs’ petition to the California Supreme Court for further review is pending. In September 2004, the trial court in the other case granted defendants’ motion for summary judgment as to plaintiffs’ claims attacking defendants’ cigarette advertising and promotion and denied defendants’ motion for summary judgment on plaintiffs’ claims based on allegedly false affirmative statements. Plaintiffs’ motion for rehearing is pending. In November 2004, defendants filed a motion to decertify the class based on a recent change in California law.

     In May 2004, a lawsuit was filed in California state court on behalf of a purported class of all California residents who purchased the Merit brand of cigarettes since July 2000 to the present alleging that defendants, including PM USA and ALG, violated California’s Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices, including false and misleading advertising. The complaint also alleges violations of California’s Consumer Legal Remedies Act. Plaintiffs seek injunctive relief, disgorgement, restitution, and attorneys’ fees. In July 2004, plaintiffs voluntarily dismissed ALG from the case. PM USA’s motion to dismiss the case is pending.

•    Asbestos Contribution Cases: These cases, which have been brought on behalf of former asbestos manufacturers and affiliated entities against PM USA and other cigarette manufacturers, seek, among other things, contribution or reimbursement for amounts expended in connection with the defense and payment of asbestos claims that were allegedly caused in whole or in part by cigarette smoking. Currently, one case remains pending.

•    Cigarette Contraband Cases: In May 2000 and August 2001, various departments of Colombia and the European Community and ten member states filed suits in the United States against ALG and certain of its subsidiaries, including PM USA and PMI, and other cigarette manufacturers and their affiliates, alleging that defendants sold to distributors cigarettes that would be illegally imported into various jurisdictions. The claims asserted in these cases include negligence, negligent misrepresentation, fraud, unjust enrichment, violations of RICO and its state-law equivalents and conspiracy. Plaintiffs in these cases seek actual damages, treble damages and unspecified injunctive relief. In February 2002, the trial court granted defendants’ motions to dismiss the actions. Plaintiffs in each case appealed. In January 2004, the United States Court of Appeals for the Second Circuit affirmed the dismissals of the cases. In April 2004, plaintiffs petitioned the United States Supreme Court for further review. The European Community and the 10 member states moved to dismiss their petition in July 2004 following the agreement entered into among PMI, the European Commission and 10 member states of the EU. The terms of this cooperation agreement provide for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts and resolve all disputes between the parties on these issues. It is possible that future litigation related to cigarette contraband issues may be brought.

•    Vending Machine Case: Plaintiffs, who began their case as a purported nationwide class of cigarette vending machine operators, allege that PM USA has violated the Robinson-Patman Act in connection with its promotional and merchandising programs available to retail stores and not available to cigarette vending machine operators. The initial complaint was amended to bring the total number of plaintiffs to 211 but, by stipulated orders, all claims were stayed, except those of ten plaintiffs that proceeded to pre-trial discovery. Plaintiffs request actual damages, treble damages, injunctive relief, attorneys’ fees and costs, and other unspecified relief. In June 1999, the court denied plaintiffs’ motion for a preliminary injunction. Plaintiffs have withdrawn their request for class action status. In August 2001, the court granted PM USA’s motion for summary judgment and dismissed, with prejudice, the claims of the ten plaintiffs. In October 2001, the court certified its decision for appeal to the United States Court of Appeals for the Sixth Circuit following the stipulation of all plaintiffs that the district court’s dismissal would, if affirmed, be binding on all plaintiffs. In January 2004, the Sixth Circuit reversed the lower court’s grant of summary judgment with respect to plaintiffs’ claim that PM USA violated Robinson-Patman Act provisions regarding promotional services and with respect to the discriminatory pricing claim of plaintiffs who bought cigarettes directly from PM USA. In October 2004, the United States Supreme Court denied PM USA’s petition for further review. Trial is scheduled for July 2005.

Certain Other Actions

•    Italian Tax Matters: In recent years, approximately two hundred tax assessments alleging nonpayment of taxes in Italy were served upon certain affiliates of PMI. All of these assessments were resolved in 2003 and the second quarter of 2004, with the exception of certain assessments which were duplicative of other assessments. Legal proceedings continue in order to resolve these duplicative assessments.

•    Italian Antitrust Case: During 2001, the competition authority in Italy initiated an investigation into the pricing activities by participants in that cigarette market. In March 2003, the authority issued its findings, and imposed fines totaling 50 million euro on certain affiliates of PMI. PMI’s affiliates appealed to the administrative court, which rejected the appeal in July 2003. PMI believes that its affiliates have numerous grounds for appeal, and in February 2004, its affiliates appealed to the supreme administrative court. However, under Italian law, if fines are not paid within certain specified time periods, interest and eventually penalties will be applied to the fines. Accordingly, in December 2003, pending final resolution of the case, PMI’s affiliates paid 51 million euro representing the fines and any applicable interest to the date of payment. The 51 million euro will be returned to PMI’s affiliates if they prevail on appeal. Accordingly, the payment has been included in other assets on Altria Group, Inc.’s consolidated balance sheets.

It is not possible to predict the outcome of the litigation pending against ALG and its subsidiaries. Litigation is subject to many uncertainties. As discussed above under “Recent Trial Results,” unfavorable verdicts awarding substantial damages against PM USA have been returned in 15 cases since 1999. The amount of the judgment has been paid in one of these cases and the remaining 14 cases are in various post-trial stages. It is possible that there could be further adverse developments in these cases and that additional cases could be decided unfavorably. In the event of an adverse trial result in certain pending litigation, the defendant may not be able to obtain a required bond or obtain relief from bonding requirements in order to prevent a plaintiff from seeking to collect a judgment while an adverse verdict is being appealed. An unfavorable outcome or settlement of pending tobacco-related litigation

Exhibit 13

could encourage the commencement of additional litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention. These developments may negatively affect the perception of judges and jurors with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

     ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed elsewhere in this Note 19. Contingencies: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related litigation; (ii) management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

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

Third-Party Guarantees

At December 31, 2004, Altria Group, Inc.’s third-party guarantees, which are primarily related to excise taxes, and acquisition and divestiture activities, approximated $468 million, of which $305 million have no specified expiration dates. The remainder expire through 2023, with $134 million expiring during 2005. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $44 million on its consolidated balance sheet at December 31, 2004, relating to these guarantees. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation.

Exhibit 13

Note 20.

Quarterly Financial Data (Unaudited):

	2004 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$21,721	$22,894	$22,615	$22,380

Gross profit	$7,392	$7,761	$7,517	$7,334

Earnings from continuing operations	$2,185	$2,608	$2,637	$1,990
Earnings (loss) from discontinued operations	9	19	11	(43)

Net earnings	$2,194	$2,627	$2,648	$1,947

Per share data:
Basic EPS:
Continuing operations	$1.07	$1.27	$1.29	$0.97
Discontinued operations		0.01		(0.02)

Net earnings	$1.07	$1.28	$1.29	$0.95

Diluted EPS:
Continuing operations	$1.06	$1.26	$1.28	$0.96
Discontinued operations	0.01	0.01	0.01	(0.02)

Net earnings	$1.07	$1.27	$1.29	$0.94

Dividends declared	$0.68	$0.68	$0.73	$0.73

Market price — high	$58.96	$57.20	$50.30	$61.88
— low	$52.49	$44.75	$44.50	$45.88

	2003 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$19,247	$20,696	$20,809	$20,568

Gross profit	$6,867	$7,433	$7,349	$6,970

Earnings from continuing operations	$2,166	$2,410	$2,468	$2,077
Earnings from discontinued operations	20	27	22	14

Net earnings	$2,186	$2,437	$2,490	$2,091

Per share data:
Basic EPS:
Continuing operations	$1.07	$1.19	$1.22	$1.02
Discontinued operations	0.01	0.01	0.01	0.01

Net earnings	$1.08	$1.20	$1.23	$1.03

Diluted EPS:
Continuing operations	$1.06	$1.19	$1.21	$1.02
Discontinued operations	0.01	0.01	0.01

Net earnings	$1.07	$1.20	$1.22	$1.02

Dividends declared	$0.64	$0.64	$0.68	$0.68

Market price — high	$42.09	$46.20	$47.07	$55.03
— low	$27.70	$27.75	$38.72	$43.85

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Exhibit 13

     During 2004 and 2003, Altria Group, Inc. recorded the following pre-tax charges or (gains) in earnings from continuing operations:

	2004 Quarters
(in millions)	1st	2nd	3rd	4th
Domestic tobacco headquarters relocation charges	$10	$10	$5	$6
International tobacco E.C. agreement		250
Provision for airline industry exposure				140
Losses (gains) on sales of businesses			8	(5)
Asset impairment and exit costs	308	160	62	188

	$318	$420	$75	$329

	2003 Quarters
(in millions)	1st	2nd	3rd	4th
Domestic tobacco legal settlement		$182		$20
Domestic tobacco headquarters relocation charges		9	$27	33
Gains on sales of businesses			(23)	(8)
Integration costs				(13)
Asset impairment and exit costs			6	80

	$—	$191	$10	$112

     The principal stock exchange, on which Altria Group, Inc.’s common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2005, there were approximately 109,400 holders of record of Altria Group, Inc.’s common stock.

Exhibit 13

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Altria Group, Inc.:

We have completed an integrated audit of Altria Group, Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004, and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Altria Group, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the Report of Management on Internal Control Over Financial Reporting dated February 2, 2005, that Altria Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Altria Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Altria Group, Inc.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 2, 2005

Exhibit 13

Report of Management on Internal Control Over Financial Reporting

Management of Altria Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Altria Group, Inc.’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Altria Group, Inc.;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

•	provide reasonable assurance that receipts and expenditures of Altria Group, Inc. are being made only in accordance with authorization of management and directors of Altria Group, Inc.; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

     Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2004. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of Altria Group, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

     Based on this assessment, management determined that, as of December 31, 2004, Altria Group, Inc. maintained effective internal control over financial reporting.

     PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has issued an attestation report on management’s assessment of internal control over financial reporting.

February 2, 2005