Form 10-K, Exhibit 13
period 2006-12-31
ALTRIA GROUP, INC.
filed 2007-03-01
CIK 764180

Exhibit 13

Financial Review

Financial Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	page 18

Selected Financial Data — Five-Year Review	page 45

Consolidated Balance Sheets	page 46

Consolidated Statements of Earnings	page 48

Consolidated Statements of Stockholders’ Equity	page 49

Consolidated Statements of Cash Flows	page 50

Notes to Consolidated Financial Statements	page 52

Report of Independent Registered Public Accounting Firm	page 87

Report of Management on Internal Control Over Financial Reporting	page 88

Guide to Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Acquisitions — Note 5	page 58

Benefit Plans — Note 16 includes a discussion of pension plans	page 67

Contingencies — Note 19 includes a discussion of litigation	page 73

Finance Assets, net — Note 8 includes a discussion of leasing activities	page 59

Kraft Spin-Off	Inside cover/page 18

Segment Reporting — Note 15	page 65

Stock Plans — Note 12 includes a discussion of stock compensation	page 62

Exhibit 13

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Description of the Company

Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies and the term “ALG” refers solely to the parent company. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”) and Philip Morris International Inc. (“PMI”), and its majority-owned (89.0% as of December 31, 2006) subsidiary, Kraft Foods Inc. (“Kraft”), are engaged in the manufacture and sale of various consumer products, including cigarettes and other tobacco products, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. In addition, ALG had a 28.6% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2006. ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries. In 2006, ALG received $1.4 billion in cash dividends from Kraft.

Kraft Spin-Off

On January 31, 2007, the Board of Directors announced that Altria Group, Inc. plans to spin off all of its remaining interest (89.0%) in Kraft on a pro rata basis to Altria Group, Inc. stockholders in a tax-free distribution. The distribution of all the Kraft shares owned by Altria Group, Inc. will be made on March 30, 2007 (“Distribution Date”), to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (“Record Date”). The exact distribution ratio will be calculated by dividing the number of Class A common shares of Kraft held by Altria Group, Inc. by the number of Altria Group, Inc. shares outstanding on the Record Date. Based on the number of shares of Altria Group, Inc. outstanding at December 31, 2006, the distribution ratio would be approximately 0.7 of a share of Kraft for every share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders will receive cash in lieu of fractional shares of Kraft. Prior to the distribution, Altria Group, Inc. will convert its Class B shares of Kraft common stock, which carry ten votes per share, into Class A shares of Kraft, which carry one vote per share. Following the distribution, only Class A common shares of Kraft will be outstanding and Altria Group, Inc. will not own any shares of Kraft. Altria Group, Inc. intends to adjust its current dividend so that its stockholders who retain their Altria Group, Inc. and Kraft shares will receive, in the aggregate, the same dividend dollars as before the distribution. As in the past, all decisions regarding future dividend increases will be made independently by the Altria Group, Inc. Board of Directors and the Kraft Board of Directors, for their respective companies.

Holders of Altria Group, Inc. stock options will be treated similarly to public stockholders and will, accordingly, have their stock awards split into two instruments. Holders of Altria Group, Inc. stock options will receive the following stock options, which, immediately after the spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

■

a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Distribution Date and (b) the approximate distribution ratio of 0.7 mentioned above; and

■	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

Holders of Altria Group, Inc. restricted stock or stock rights awarded prior to January 31, 2007, will retain their existing award and will receive restricted stock or stock rights of Kraft Class A common stock. The amount of Kraft restricted stock or stock rights awarded to such holders will be calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and stock rights will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. stock rights awarded on January 31, 2007, did not receive restricted stock or stock rights of Kraft. Rather, they will receive additional stock rights of Altria Group, Inc. to preserve the intrinsic value of the original award.

To the extent that employees of the remaining Altria Group, Inc. receive Kraft stock options, Altria Group, Inc. will reimburse Kraft in cash for the Black-Scholes fair value of the stock options to be received. To the extent that Kraft employees hold Altria Group, Inc. stock options, Kraft will reimburse Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that holders of Altria Group, Inc. stock rights receive Kraft stock rights, Altria Group, Inc. will pay to Kraft the fair value of the Kraft stock rights less the value of projected forfeitures. Based upon the number of Altria Group, Inc. stock awards outstanding at December 31, 2006, the net amount of these reimbursements would be a payment of approximately $133 million from Kraft to Altria Group, Inc. However, this estimate is subject to change as stock awards vest (in the case of restricted stock) or are exercised (in the case of stock options) prior to the Record Date for the distribution.

Kraft is currently included in the Altria Group, Inc. consolidated federal income tax return, and federal income tax contingencies are recorded as liabilities on the balance sheet of ALG. Prior to the distribution of Kraft shares, ALG will reimburse Kraft in cash for these liabilities, which are approximately $300 million, plus interest.

A subsidiary of ALG currently provides Kraft with certain services at cost plus a 5% management fee. After the Distribution Date, Kraft will undertake these activities, and any remaining limited services provided to Kraft will cease in 2007. All intercompany accounts will be settled in cash within 30 days of the Distribution Date.

Exhibit 13

Altria Group, Inc. currently estimates that, if the distribution had occurred on December 31, 2006, it would have resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of approximately $27 billion.

On or about March 20, 2007, Altria Group, Inc. will mail an Information Statement to all stockholders of Altria Group, Inc. common stock as of the Record Date. The Information Statement will include information regarding the procedures by which the distribution will be effected and other details of the transaction.

Other

In June 2005, Kraft sold substantially all of its sugar confectionery business for pre-tax proceeds of approximately $1.4 billion. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business prior to the closing date as discontinued operations on the consolidated statements of earnings.

In March 2005, a subsidiary of PMI acquired 40% of the outstanding shares of PT HM Sampoerna Tbk (“Sampoerna”), an Indonesian tobacco company. In May 2005, PMI purchased an additional 58%, for a total of 98%. The total cost of the transaction was $4.8 billion, including Sampoerna’s cash of $0.3 billion and debt of the U.S. dollar equivalent of $0.2 billion. The purchase price was primarily financed through a euro 4.5 billion bank credit facility arranged for PMI and its subsidiaries, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. These facilities are not guaranteed by ALG.

Sampoerna’s financial position and results of operations have been fully consolidated with PMI as of June 1, 2005. From March 2005 to May 2005, PMI recorded equity earnings in Sampoerna. During the years ended December 31, 2006 and 2005, Sampoerna reported $608 million and $315 million, respectively, of operating income and $249 million and $128 million, respectively, of net earnings.

Kraft’s operating subsidiaries generally report year-end results as of the Saturday closest to the end of each year. This resulted in fifty-three weeks of operating results for Kraft in the consolidated statement of earnings for the year ended December 31, 2005, versus fifty-two weeks for the years ended December 31, 2006 and 2004.

Certain subsidiaries of PMI have always reported their results up to ten days before the end of December, rather than on December 31.

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

■  Consolidated Operating Results — The changes in Altria Group, Inc.’s earnings from continuing operations and diluted earnings per share (“EPS”) from continuing operations for the year ended December 31, 2006, from the year ended December 31, 2005, were due primarily to the following:

(in millions, except per share data)	Earnings from Continuing Operations	Diluted EPS from Continuing Operations
For the year ended December 31, 2005	$10,668	$5.10

2005 Domestic tobacco headquarters relocation charges	2	—
2005 Domestic tobacco loss on U.S. tobacco pool	87	0.04
2005 Domestic tobacco quota buy-out	(72)	(0.03)
2005 Asset impairment, exit and implementation costs	426	0.21
2005 Tax items	(521)	(0.25)
2005 Gains on sales of businesses, net	(60)	(0.03)
2005 Provision for airline industry exposure	129	0.06

Subtotal 2005 items	(9)	—

2006 International tobacco Italian antitrust charge	(61)	(0.03)
2006 Asset impairment, exit and implementation costs	(765)	(0.36)
2006 Tax items	1,166	0.55
2006 Gain on redemption of United Biscuits investment	131	0.06
2006 Gains on sales of businesses, net	349	0.17
2006 Provision for airline industry exposure	(66)	(0.03)

Subtotal 2006 items	754	0.36

Currency	(103)	(0.05)
Change in effective tax rate	34	0.02
Higher shares outstanding		(0.04)
Operations	678	0.32

For the year ended December 31, 2006	$12,022	$5.71

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis. Amounts shown above that relate to Kraft are reported net of the related minority interest impact.

■  Asset Impairment, Exit and Implementation Costs — In January 2004, Kraft announced a three-year restructuring program. In January 2006, Kraft announced plans to expand its restructuring efforts through 2008. The entire restructuring program is expected to result in $3.0 billion in pre-tax charges, the closure of up to 40 facilities and the elimination of approximately 14,000 positions. During the years ended December 31, 2006 and 2005, Kraft recorded pre-tax charges of $673 million ($397 million after taxes and minority interest) and $297 million ($178 million after taxes and minority interest), respectively, for the restructuring plan, including pre-tax implementation costs of $95 million and $87 million, respectively.

During 2006, Kraft incurred pre-tax asset impairment charges of $424 million ($250 million after taxes and minority interest), relating primarily to the impairment of its Tassimo hot beverage business, the sale of its pet snacks brand and assets and the announced sale of its hot cereal assets and trademarks. During 2006, PMI, PM USA and Altria Group, Inc. recorded pre-tax asset impairment and exit costs totaling $178 million ($118 million after taxes). During 2005, Kraft incurred pre-tax asset impairment charges of $269 million ($151 million after taxes and minority interest), relating to the sale of its fruit

Exhibit 13

snacks assets and the pending sales of certain assets in Canada and a small biscuit brand in the United States. In addition, during 2005, PMI and Altria Group, Inc. recorded pre-tax asset impairment and exit costs of $139 million ($97 million after taxes). For further details on the restructuring program or asset impairment, exit and implementation costs, see Note 3 to the Consolidated Financial Statements and the Food Business Environment section of the following Discussion and Analysis.

■  International Tobacco Italian Antitrust Charge — During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action.

■  Domestic Tobacco Loss on U.S. Tobacco Pool — As further discussed in Note 19. Contingencies (“Note 19”), in October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. Under the provisions of FETRA, PM USA was obligated to cover its share of potential losses that the government may incur on the disposition of pool tobacco stock accumulated under the previous tobacco price support program. In 2005, PM USA recorded a $138 million pre-tax expense ($87 million after taxes) for its share of the loss.

■  Domestic Tobacco Quota Buy-Out — The provisions of FETRA require PM USA, along with other manufacturers and importers of tobacco products, to make quarterly payments that will be used to compensate tobacco growers and quota holders affected by the legislation. Payments made by PM USA under FETRA offset amounts due under the provisions of the National Tobacco Grower Settlement Trust (“NTGST”), a trust formerly established to compensate tobacco growers and quota holders. Disputes arose as to the applicability of FETRA to 2004 NTGST payments. During the third quarter of 2005, a North Carolina Supreme Court ruling determined that FETRA enactment had not triggered the offset provisions during 2004 and that tobacco companies were required to make full payment to the NTGST for the full year of 2004. The ruling, along with FETRA billings from the United States Department of Agriculture (“USDA”), established that FETRA was effective beginning in 2005. PM USA had accrued for 2004 FETRA charges and after the clarification of the court ruling, PM USA reversed a 2004 pre-tax accrual for FETRA payments in the amount of $115 million ($72 million after taxes).

■  Gain on Redemption of United Biscuits Investment — During the third quarter of 2006, Kraft realized a pre-tax gain of $251 million (benefiting Altria Group, Inc. by $131 million after taxes and minority interest or $0.06 per diluted share) from the redemption of its outstanding investment in United Biscuits. For further details, see Note 5 to the Consolidated Financial Statements.

■  Gains on Sales of Businesses, net — The 2006 gains on sales of businesses, net, were due primarily to a $488 million gain on the exchange of PMI’s interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of the cigarette business. The 2006 gains also included Kraft’s sale of its rice brand and assets, partially offset by the loss on the sale of Kraft’s U.S. coffee plant and tax expense of $57 million related to the sale of Kraft’s pet snacks brand and assets. The 2005 gains on sales of businesses, net, were due primarily to the gain on sale of Kraft’s U.K. desserts assets.

■  Provision for Airline Industry Exposure — As discussed in Note 8. Finance Assets, net, (“Note 8”) during 2006, PMCC increased its allowance for losses by $103 million ($66 million after taxes), due to continuing issues within the airline industry. During 2005, PMCC increased its allowance for losses by $200 million ($129 million after taxes), reflecting its exposure to the airline industry, particularly Delta Air Lines, Inc. (“Delta”) and Northwest Airlines, Inc. (“Northwest”), both of which filed for bankruptcy protection during 2005.

■  Currency — The unfavorable currency impact is due primarily to the strength of the U.S. dollar versus the Japanese yen and the Turkish lira.

■  Income taxes — Altria Group, Inc.’s effective tax rate decreased by 3.6 percentage points to 26.3%. The 2006 effective tax rate includes $1.0 billion of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of tax accruals of $52 million no longer required at Kraft and the reversal of foreign tax accruals no longer required at PMI of $105 million. The 2005 effective tax rate includes a $372 million benefit related to dividend repatriation under the American Jobs Creation Act in 2005, the reversal of $82 million of tax accruals no longer required at Kraft, as well as other benefits, including lower repatriation costs.

■  Shares Outstanding — Higher shares outstanding during 2006 primarily reflects exercises of employee stock options (which become outstanding when exercised) and the incremental share impact of stock options outstanding.

■  Continuing Operations — The increase in earnings from continuing operations was due primarily to the following:

■	Higher international tobacco income, reflecting higher pricing and the impact of acquisitions, partially offset by unfavorable volume/mix (including a $70 million benefit in 2005 related to the inventory sale to a new distributor in Italy) and higher marketing, administration and research costs.

■	Higher domestic tobacco income, reflecting lower wholesale promotional allowance rates, partially offset by lower volume and higher marketing, administration and research costs (including higher marketing expenses and spending in 2006 for various excise tax ballot initiatives, partially offset by a pre-tax provision in 2005 of $56 million for the Boeken individual smoking case).

■	Higher North American food income, reflecting higher pricing and lower marketing, administration and research costs, partially offset by increased promotional spending, lower volume/mix (including the impact of the extra week of shipments in 2005) and unfavorable commodity costs.

■	Higher international food income, reflecting higher volume/mix (including the impact of the extra week of shipments in 2005), higher pricing and the impact of the acquisitions, partially offset by higher marketing, administration and research costs, unfavorable product costs and increased promotional spending.

■	Higher financial services income, reflecting higher gains from asset sales.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

Exhibit 13

■  2007 Forecasted Results — In January 2007, Altria Group, Inc. announced that it expects to generate 2007 full-year diluted earnings per share from continuing operations in a range of $4.15 to $4.20 at current exchange rates and excluding Kraft, which will be accounted for as a discontinued operation for the full-year 2007, following the distribution of Kraft shares. The forecast includes a higher tax rate in 2007 versus 2006, and charges of approximately $0.08 per share. Diluted earnings per share from continuing operations are forecast to grow in the mid-single-digit range for the full-year 2007, versus $4.05 per share for 2006, including certain items shown below.

Reconciliation of 2006 Reported Diluted EPS to 2006 Adjusted EPS
2006 Reported diluted EPS	$5.71
2006 Total Kraft continuing earnings impact	(1.28)
2006 Tax items	(0.36)
2006 International tobacco Italian antitrust charge	0.03
2006 PMI gain on sale of interest in Dominican Republic beer business	(0.15)
2006 Provision for airline industry exposure	0.03
2006 Restructuring charges (PMI, PM USA and Altria)	0.07

2006 Adjusted EPS, excluding Kraft	$4.05

The forecast excludes the impact of any potential future acquisitions or divestitures (other than the Kraft spin-off). The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

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

The selection and disclosure of Altria Group, Inc.’s critical accounting policies and estimates have been discussed with Altria Group, Inc.’s Audit Committee. The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements:

■  Consolidation — The consolidated financial statements include ALG, as well as its wholly-owned and majority-owned subsidiaries. Investments in which ALG exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which ALG has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All inter-company transactions and balances have been eliminated.

■  Revenue Recognition — As required by U.S. GAAP, Altria Group, Inc.’s consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. ALG’s tobacco subsidiaries also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

■  Depreciation, Amortization and Goodwill Valuation — Altria Group, Inc. depreciates property, plant and equipment and amortizes its definite life intangible assets using the straight-line method over the estimated useful lives of the assets.

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

During 2006, Altria Group, Inc. completed its annual review of goodwill and intangible assets, and recorded non-cash pre-tax charges of $24 million at Kraft related to an intangible asset impairment for biscuit assets in Egypt and hot cereal assets in the United States. In addition, as part of the sale of Kraft’s pet snacks brand and assets, Kraft recorded a non-cash pre-tax asset impairment charge of $86 million, which included the write-off of a portion of the associated goodwill and intangible assets of $25 million and $55 million, respectively, as well as $6 million of asset write-downs. In January 2007, Kraft announced the sale of its hot cereal assets and trademarks. In recognition of the sale, Kraft recorded a pre-tax asset impairment charge of $69 million in 2006 for these assets, which included the write-off of a portion of the associated goodwill and intangible assets of $15 million and $52 million, respectively, as well as $2 million of asset write-downs.

The 2005 review of goodwill and intangible assets resulted in no charges. However, as part of the sales of certain Canadian assets and two brands, Kraft recorded total non-cash pre-tax asset impairment charges of $269 million in 2005, which included impairment of goodwill and intangible assets of $13 million and $118 million, respectively, as well as $138 million of asset write-downs.

■  Marketing and Advertising Costs — As required by U.S. GAAP, Altria Group, Inc. records marketing costs as an expense in the year to which such costs relate. Altria Group, Inc. does not defer amounts on its year-end consolidated balance sheets with respect to marketing costs. Altria Group, Inc. expenses advertising costs in the year incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of

Exhibit 13

a period, based principally on historical utilization and redemption rates. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■  Contingencies — As discussed in Note 19 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various U.S. and foreign jurisdictions against ALG, its subsidiaries and affiliates, including PM USA and PMI, as well as their respective indemnitees. In 1998, PM USA and certain other U.S. tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped. During the years ended December 31, 2006, 2005 and 2004, PM USA recorded expenses of $5.0 billion, $5.0 billion and $4.6 billion, respectively, as part of cost of sales for the payments under the State Settlement Agreements and payments for tobacco growers and quota-holders.

ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 19: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

■  Employee Benefit Plans — As discussed in Note 16. Benefit Plans (“Note 16”) of the notes to the consolidated financial statements, Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. Altria Group, Inc. believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 16, are reasonable based on advice from its actuaries.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretire-ment Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. Altria Group, Inc. adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006. The adoption of SFAS No. 158 by Altria Group, Inc. resulted in a decrease to total assets of $3,096 million, an increase in total liabilities of $290 million and a decrease to stockholders’ equity of $3,386 million. Included in these amounts are a decrease to Kraft’s total assets of $2,286 million, a decrease to Kraft’s total liabilities of $235 million and a decrease to Kraft’s stockholders’ equity of $2,051 million.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. Altria Group, Inc.’s non-U.S. pension plans (other than Canadian pension plans) are measured at September 30 of each year. Subsidiaries of PMI and Kraft Foods International are expected to adopt the measurement date provision beginning December 31, 2008. Altria Group, Inc. is presently evaluating the impact of the measurement date change, which is not expected to be significant.

At December 31, 2006, Altria Group, Inc.’s discount rate assumption increased to 5.90% for its U.S. pension and postretirement plans. Altria Group, Inc. presently anticipates that this and other less significant assumption changes, coupled with the amortization of deferred gains and losses will result in a decrease in 2007 pre-tax U.S. and non-U.S. pension and postretirement expense of approximately $180 million (including $120 million related to Kraft). A fifty basis point decrease (increase) in Altria Group, Inc.’s discount rate would increase (decrease) Altria Group, Inc.’s pension and postretirement expense by approximately $140 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.’s pension expense by approximately $60 million. See Note 16 for a sensitivity discussion of the assumed health care cost trend rates.

■  Income Taxes — Altria Group, Inc. accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions. ALG and its subsidiaries establish additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. ALG and its subsidiaries evaluate and potentially adjust these accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which will become effective for Altria Group, Inc. on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 by Altria Group, Inc. will result in an increase to stockholders’ equity as of January 1, 2007 of approxi-

Exhibit 13

mately $800 million to $900 million (of which $200 million to $225 million relates to Kraft). In addition, the FASB also issued FASB Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which will also become effective for Altria Group, Inc. on January 1, 2007. This Staff Position requires the revenue recognition calculation to be reevaluated if the projected timing of income tax cash flows generated by a leveraged lease is revised. The adoption of this Staff Position by Altria Group, Inc. will result in a reduction to stockholders’ equity of approximately $125 million as of January 1, 2007.

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

The tax provision in 2006 includes $1.0 billion of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of tax accruals of $52 million no longer required at Kraft, the majority of which was in the first quarter of 2006, tax expense at Kraft of $57 million related to the sale of its pet snacks brand and assets in the third quarter, and the reversal of foreign tax accruals no longer required at PMI of $105 million in the fourth quarter. The tax provision in 2005 includes the $372 million benefit related to dividend repatriation under the Jobs Act in 2005, the reversal of $82 million of tax accruals no longer required at Kraft, as well as other benefits including the impact of the domestic manufacturers’ deduction under the Jobs Act and lower repatriation costs. In 2004, the tax provision included the reversal of tax accruals no longer required due to the resolution of foreign tax matters ($355 million) and an $81 million favorable resolution of an outstanding tax item at Kraft.

■  Hedging — As discussed below in “Market Risk,” Altria Group, Inc. uses derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates and commodity prices by creating offsetting exposures. Altria Group, Inc. conforms with the requirements of U.S. GAAP in order to account for a substantial portion of its derivative financial instruments as hedges. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If Altria Group, Inc. had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred as of December 31, 2006, 2005 and 2004, would have been recorded in net earnings.

■  Impairment of Long-Lived Assets — Altria Group, Inc. reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by interest rates, general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment of assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. During 2006, Kraft recorded non-cash pre-tax asset impairment charges of $245 million related to its Tassimo hot beverage business. The charges are included in asset impairment and exit costs in the consolidated statement of earnings. Kraft also anticipates further charges in 2007 related to negotiations with product suppliers.

■  Leasing — Approximately 95% of PMCC’s net revenues in 2006 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in the line item finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recorded as net revenues over the life of the related leases at a constant after-tax rate of return. The remainder of PMCC’s net revenues consists primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized in net revenues over the life of the leases at a constant pre-tax rate of return. As discussed further in Note 8, PMCC leases certain aircraft and other assets that were affected by bankruptcy filings.

PMCC’s investment in leases is included in the line item finance assets, net, on the consolidated balance sheets as of December 31, 2006 and 2005. At December 31, 2006, PMCC’s net finance receivable of $6.7 billion in leveraged leases, which is included in the line item on Altria Group, Inc.’s consolidated balance sheet of finance assets, net, consists of rents receivables ($22.6 billion) and the residual value of assets under lease ($1.8 billion), reduced by third-party nonrecourse debt ($15.1 billion) and unearned income ($2.6 billion). The payment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rents receivable and has been presented on a net basis within the line item finance assets, net, in Altria Group, Inc.’s consolidated balance sheets. Finance assets, net, at December 31, 2006, also includes net finance receivables for direct finance leases of ($0.5 billion) and an allowance for losses ($0.5 billion).

Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews resulted in decreases of $14 million and $25 million in 2006 and 2004, respectively, to PMCC’s net revenues and results of operations. Such residual reviews resulted in no adjustment in 2005. To the extent that lease receivables due PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2006, 2005 and 2004, PMCC increased this allowance for losses by $103 million, $200 million and $140 million, respectively, primarily in recognition of issues within the airline industry. PMCC’s aggregate finance asset balance related to aircraft was approximately $1.9 billion at December 31, 2006. It is possible that additional adverse developments in the airline and other industries may require PMCC to increase its allowance for losses in future periods.

Exhibit 13

Consolidated Operating Results

See pages 42-44 for a discussion of Cautionary Factors That May Affect Future Results.

(in millions)	2006	2005	2004
Net Revenues
Domestic tobacco	$18,474	$18,134	$17,511
International tobacco	48,260	45,288	39,536
North American food	23,118	23,293	22,060
International food	11,238	10,820	10,108
Financial services	317	319	395
Net revenues	$101,407	$97,854	$89,610

(in millions)	2006	2005	2004
Operating Income
Operating companies income:
Domestic tobacco	$4,812	$4,581	$4,405
International tobacco	8,458	7,825	6,566
North American food	3,753	3,831	3,870
International food	964	1,122	933
Financial services	176	31	144
Amortization of intangibles	(30)	(28)	(17)
General corporate expenses	(720)	(770)	(721)
Operating income	$17,413	$16,592	$15,180

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

The following events that occurred during 2006, 2005 and 2004 affected the comparability of statement of earnings amounts.

■    Asset Impairment and Exit Costs — For the years ended December 31, 2006, 2005 and 2004, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2006	2005	2004
Restructuring program
North American food	$274	$66	$383
International food	304	144	200
Asset impairment
North American food	243	269	8
International food	181		12
Asset impairment and exit costs — Kraft	$1,002	$479	$603
Separation program
Domestic tobacco	10		1
International tobacco*	121	55	31
General corporate**	32	49	56
Asset impairment
International tobacco*	5	35	13
General corporate**	10		10
Lease termination
General corporate**			4
Asset impairment and exit costs	$1,180	$618	$718

*	In 2006, PMI’s pre-tax charges primarily related to the streamlining of various operations. In July, 2006, PMI announced its intention to close its factory in Munich, Germany in 2009, with the terms and conditions being finalized in the third quarter of 2006 with the local Works Council. PMI estimates that the total cost to close the facility will be approximately $100 million, of which approximately $20 million will be due to accelerated depreciation through 2009. During 2006, PMI incurred $57 million of costs related to the Munich factory closure. During 2005, PMI recorded pre-tax charges of $90 million, primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. During 2004, PMI recorded pre-tax charges of $44 million for severance benefits and impairment charges related to the closure of its Eger, Hungary facility and a factory in Belgium, and the streamlining of its Benelux operations.
**	In 2006, 2005 and 2004, Altria Group, Inc. recorded pre-tax charges of $42 million, $49 million and $70 million, respectively, primarily related to the streamlining of various corporate functions in each year, and the write-off of an investment in an e-business consumer products purchasing exchange in 2004.

■    International Tobacco Italian Antitrust Charge — During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action.

■    Domestic Tobacco Loss on U.S. Tobacco Pool — As further discussed in Note 19, in October 2004, FETRA was signed into law. Under the provisions of FETRA, PM USA was obligated to cover its share of potential losses that the government may incur on the disposition of pool tobacco stock accumulated under the previous tobacco price support program. In 2005, PM USA recorded a $138 million pre-tax expense for its share of the loss.

■    Domestic Tobacco Quota Buy-Out — The provisions of FETRA require PM USA, along with other manufacturers and importers of tobacco products, to make quarterly payments that will be used to compensate tobacco growers and quota holders affected by the legislation. Payments made by PM USA under FETRA offset amounts due under the provisions of the NTGST, a trust formerly established to compensate tobacco growers and quota holders. Disputes arose as to the applicability of FETRA to 2004 NTGST payments. During the third quarter of 2005, a North Carolina Supreme Court ruling determined that FETRA enactment had not triggered the offset provisions during 2004

Exhibit 13

and that tobacco companies were required to make full payment to the NTGST for the full year of 2004. The ruling, along with FETRA billings from the USDA, established that FETRA was effective beginning in 2005. PM USA had accrued for 2004 FETRA charges and after the clarification of the court ruling, PM USA reversed a 2004 accrual for FETRA payments in the amount of $115 million.

■  International Tobacco E.C. Agreement — In July 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 24 of the 27 member states have signed the agreement. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial.

■  Inventory Sale in Italy — During the first quarter of 2005, PMI made a one-time inventory sale of 4.0 billion units to its new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the international tobacco segment. During the second quarter of 2005, the new distributor reduced its inventories by approximately 1.0 billion units, resulting in lower shipments for PMI. The net impact of these actions was a benefit to PMI’s pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

■  Gains/Losses on Sales of Businesses, net — During 2006, operating companies income of the North American food segment included pre-tax gains on sales of businesses, net, of $117 million, related to Kraft’s sale of its rice brand and assets, pet snacks brand and assets, industrial coconut assets, certain Canadian assets, a small U.S. biscuit brand and a U.S. coffee plant. In addition, in 2006, operating companies income of the international tobacco segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of the cigarette business. During 2005, operating companies income of the international food segment included pre-tax gains on sales of businesses of $109 million, primarily related to the sale of Kraft’s desserts assets in the U.K. During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway, and recorded aggregate pre-tax losses of $3 million.

■  Gain on Redemption of United Biscuits Investment — During the third quarter of 2006, operating companies income of the international food segment included a pre-tax gain of $251 million from the redemption of its outstanding investment in United Biscuits.

■  Provision for Airline Industry Exposure — As discussed in Note 8, during 2006, PMCC increased its allowance for losses by $103 million, due to continuing issues within the airline industry. During 2005, PMCC increased its allowance for losses by $200 million reflecting its exposure to the airline industry, particularly Delta and Northwest, both of which filed for bankruptcy protection during 2005. Also, during 2004, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $140 million.

■  Income Tax Benefit — The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Although there was no impact to Altria Group, Inc.’s consolidated operating cash flow, Altria Group, Inc. reimbursed $337 million in cash to Kraft for its portion of the $1.0 billion in tax benefits, as well as pre-tax interest of $46 million. The tax reversal, adjusted for Kraft’s minority interest, resulted in an increase to net earnings of approximately $960 million for the year ended December 31, 2006. The tax provision in 2005 includes a $372 million benefit related to dividend repatriation under the American Jobs Creation Act. The tax provision in 2004 includes the reversal of $355 million of tax accruals that were no longer required due to foreign tax events that were resolved during 2004.

■  Discontinued Operations — As more fully discussed in Note 4. Divestitures, in June 2005, Kraft sold substantially all of its sugar confectionery business. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business prior to the closing date as discontinued operations on the consolidated statements of earnings.

2006 compared with 2005

The following discussion compares consolidated operating results for the year ended December 31, 2006, with the year ended December 31, 2005.

Net revenues, which include excise taxes billed to customers, increased $3.6 billion (3.6%). Excluding excise taxes, net revenues increased $1.4 billion (2.0%), due primarily to increases from both the tobacco and food businesses (including the impact of acquisitions at international tobacco and international food), partially offset by unfavorable currency and the impact of North American food divestitures.

Operating income increased $821 million (4.9%), due primarily to higher operating results from the tobacco, food and financial services businesses, including the impact of acquisitions at international tobacco, higher gains on sales of businesses, Kraft’s gain from the redemption of its outstanding investment in United Biscuits in 2006, the 2005 charge for PM USA’s portion of the losses incurred by the federal government on disposition of its pool tobacco stock, and a lower provision for airline industry exposure at PMCC. These increases were partially offset by the higher charges for asset impairment and exit costs, the unfavorable impact of currency, an unfavorable comparison with 2005, when PM USA benefited from the reversal of a 2004 accrual related to the tobacco quota buy-out legislation, and the 2006 Italian antitrust charge at PMI.

Exhibit 13

Currency movements decreased net revenues by $506 million ($195 million after excluding the impact of currency movements on excise taxes) and operating income by $154 million. These decreases were due primarily to the strength versus prior year of the U.S. dollar against the Japanese yen and the Turkish lira.

Interest and other debt expense, net, of $877 million decreased $280 million (24.2%), due primarily to lower debt levels and higher interest income, partially offset by higher interest rates.

Altria Group, Inc.’s effective tax rate decreased by 3.6 percentage points to 26.3%. The 2006 effective tax rate includes $1.0 billion of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of tax accruals of $52 million no longer required at Kraft, the majority of which was in the first quarter of 2006, tax expense at Kraft of $57 million related to the sale of its pet snacks brand and assets in the third quarter, and the reversal of foreign tax accruals no longer required at PMI of $105 million in the fourth quarter. The 2005 effective tax rate includes a $372 million benefit related to dividend repatriation under the Jobs Act and the reversal of $82 million of tax accruals no longer required at Kraft, as well as other benefits including lower repatriation costs.

Earnings from continuing operations of $12.0 billion increased $1.4 billion (12.7%), due primarily to higher operating income, lower interest and other debt expense, net, and a lower effective tax rate. Diluted and basic EPS from continuing operations of $5.71 and $5.76, respectively, increased by 12.0% and 11.8%, respectively.

Loss from discontinued operations, net of income taxes and minority interest, in 2005 was due primarily to the recording of a loss on sale of Kraft’s sugar confectionery business in the second quarter of 2005.

Net earnings of $12.0 billion increased $1.6 billion (15.2%). Diluted and basic EPS from net earnings of $5.71 and $5.76, respectively, increased by 14.4% and 14.3%, respectively.

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

Currency movements increased net revenues by $2.0 billion ($1.1 billion, after excluding the impact of currency movements on excise taxes) and operating income by $421 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the euro, Japanese yen and Central and Eastern European currencies.

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

Operating Results by Business Segment

Tobacco

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Smoking

The tobacco industry, both in the United States and abroad, faces a number of challenges that may adversely affect the business, volume, results of operations, cash flows and financial position of PM USA, PMI and ALG. These challenges, which are discussed below and in the Cautionary Factors That May Affect Future Results section, include:

■	pending and threatened litigation and bonding requirements as discussed in Note 19;

■	the trial court’s decision in the civil lawsuit filed by the United States government against various cigarette manufacturers and others, including PM USA and ALG, discussed in Note 19;

■	punitive damages verdicts against PM USA in certain smoking and health cases discussed in Note 19;

■	competitive disadvantages related to price increases in the United States attributable to the settlement of certain tobacco litigation;

■	actual and proposed excise tax increases worldwide as well as changes in tax structures in foreign markets;

Exhibit 13

■	the sale of counterfeit cigarettes by third parties;

■	the sale of cigarettes by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

■	price gaps and changes in price gaps between premium and lowest price brands;

■	diversion into one market of products intended for sale in another;

■	the outcome of proceedings and investigations, and the potential assertion of claims, relating to contraband shipments of cigarettes;

■	governmental investigations;

■	actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information;

■	actual and proposed restrictions on imports in certain jurisdictions outside the United States;

■	actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales;

■	governmental and private bans and restrictions on smoking;

■	the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking;

■	governmental requirements setting ignition propensity standards for cigarettes; and

■	actual and proposed tobacco legislation both inside and outside the United States.

In the ordinary course of business, PM USA and PMI are subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

■  Excise Taxes: Cigarettes are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in cigarette-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the Member States of the European Union (the “EU”) and in other foreign jurisdictions. In addition, in certain jurisdictions, PMI’s products are subject to discriminatory tax structures and inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on sales of cigarettes by PM USA and PMI, due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products.

■  Minimum Retail Selling Price Laws: Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced infringement proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. If the European Commission’s infringement actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

■  Tar and Nicotine Test Methods and Brand Descriptors: A number of governments and public health organizations throughout the world have determined that the existing standardized machine-based methods for measuring tar and nicotine yields do not provide useful information about tar and nicotine deliveries and that such results are misleading to smokers. For example, in the 2001 publication of Monograph 13, the U.S. National Cancer Institute (“NCI”) concluded that measurements based on the Federal Trade Commission (“FTC”) standardized method “do not offer smokers meaningful information on the amount of tar and nicotine they will receive from a cigarette” or “on the relative amounts of tar and nicotine exposure likely to be received from smoking different brands of cigarettes.” Thereafter, the FTC issued a press release indicating that it would be working with the NCI to determine what changes should be made to its testing method to “correct the limitations” identified in Monograph 13. In 2002, PM USA petitioned the FTC to promulgate new rules governing the use of existing standardized machine-based methodologies for measuring tar and nicotine yields and descriptors. That petition remains pending. In addition, the World Health Organization (“WHO”) has concluded that these standardized measurements are “seriously flawed” and that measurements based upon the current standardized methodology “are misleading and should not be displayed.” The International Organization for Standardization (“ISO”) established a working group, chaired by the WHO, to propose a new measurement method which would more accurately reflect human smoking behavior. The working group has issued a final report proposing two alternative smoking methods. Currently, ISO is in the process of deciding whether to begin further development of the two methods or to wait for additional guidance from the governing body of the WHO’s Framework Convention on Tobacco Control (“FCTC”).

In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly challenged the use of descriptors — such as “light,” “mild,” and “low tar” — that are based on measurements produced by those methods. For example, the European Commission has concluded that descriptors based on standardized tar and nicotine yield measurements “may mislead the consumer” and has prohibited the use of descriptors. Public health organizations have also urged that descriptors be banned. For example, the Scientific Advisory Committee of the WHO concluded that descriptors such as “light, ultra-light, mild and low tar” are “misleading terms” and should be banned. In 2003, the WHO proposed the FCTC, a treaty that requires signatory nations to adopt and implement measures to ensure that descriptive terms do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” Such terms “may include ‘low tar,’ ‘light,’ ‘ultra-light,’ or ‘mild.’ ” For a discussion of the FCTC, see below under the heading “The WHO’s Framework Convention on Tobacco Control.” In addition, public health organizations in Canada and the United States have advocated “a complete prohibition of the use of deceptive descriptors such as ‘light’ and ‘mild.’ ” In July 2005, PMI’s Australian affiliates agreed to refrain from using descriptors in Australia on cigarettes, cigarette packaging and on material intended to be disseminated to the general public in Australia in relation to the marketing, advertising or sale of cigarettes.

Exhibit 13

See Note 19, which describes pending litigation concerning the use of brand descriptors. As discussed in Note 19, in August 2006, a federal trial court entered judgment in favor of the United States government in its lawsuit against various cigarette manufacturers and others, including PM USA and ALG, and enjoined the defendants from using brand descriptors, such as “lights,” “ultra-lights” and “low tar.” In October 2006, the Court of Appeals stayed enforcement of the judgment pending its review of the trial court’s decision.

■  Food and Drug Administration (“FDA”) Regulations: On February 15, 2007, bipartisan legislation was introduced in the United States Senate and House of Representatives that, if enacted, would grant the FDA broad authority to regulate the design, manufacture and marketing of tobacco products and disclosures of related information. This legislation would also grant the FDA the authority to combat counterfeit and contraband tobacco products and would impose fees to pay for the cost of regulation and other matters. ALG and PM USA support this legislation. Whether Congress will grant the FDA broad authority over tobacco products cannot be predicted.

■  Tobacco Quota Buy-Out: In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out is approximately $9.5 billion and is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments will offset already scheduled payments to the National Tobacco Grower Settlement Trust (the “NTGST”), a trust fund established in 1999 by four of the major domestic tobacco product manufacturers to provide aid to tobacco growers and quota holders. Manufacturers and importers of tobacco products are also obligated to cover any losses (up to $500 million) that the government may incur on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. PM USA has paid $138 million for its share of the tobacco pool stock losses. For a discussion of the NTGST, see Note 19. Altria Group, Inc. does not anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2007 and beyond.

■  Ingredient Disclosure Laws: Jurisdictions inside and outside the United States have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. In some jurisdictions, governments have prohibited the use of certain ingredients, and proposals have been discussed to further prohibit the use of ingredients. Under an EU tobacco product directive, tobacco companies are now required to disclose ingredients and toxicological information to each Member State. In implementing the EU tobacco product directive, the Netherlands has issued a decree that would require tobacco companies to disclose the ingredients used in each brand of cigarettes, including quantities used. PMI and other tobacco companies filed an action to contest this decree on the grounds of lack of protection of proprietary information. In December 2005, the District Court of the Hague agreed with the tobacco companies that certain information required to be disclosed under the decree constitutes proprietary trade secrets. However, the court also held that the companies’ interests in protecting their trade secrets must be balanced against the public’s right to information about the ingredients in tobacco products. The court therefore upheld the decree and instructed the government to weigh the pub-

lic’s interests against the companies’ interests, in implementing the ingredient disclosure requirements in the decree. In March 2006, PMI, the government and others appealed these decisions. Concurrently with pursuing this appeal, PMI is discussing with the relevant authorities the appropriate implementation of the EU tobacco product directive in the Netherlands and throughout the European Union.

■  Health Effects of Smoking and Exposure to Environmental Tobacco Smoke (“ETS”): Reports with respect to the health risks of cigarette smoking have been publicized for many years, including most recently in a June 2006 United States Surgeon General report on ETS entitled “The Health Consequences of Involuntary Exposure to Tobacco Smoke.” The sale, promotion, and use of cigarettes continue to be subject to increasing governmental regulation. Further, it is not possible to predict the results of ongoing scientific research or the types of future scientific research into the health risks of tobacco exposure. Although most regulation of ETS exposure to date has been done at the local level through bans in public establishments, the State of California is in the process of regulating ETS exposure in the ambient air at the state level. In January 2006, the California Air Resources Board (“CARB”) listed ETS as a toxic air contaminant under state law. CARB is now required to consider the adoption of appropriate control measures utilizing “best available control technology” in order to reduce public exposure to ETS in outdoor air to the “lowest level achievable.” In addition, in June 2006, the California Office of Environmental Health Hazard Assessment (“OEHHA”) listed ETS as a contaminant known to the State of California to cause reproductive toxicity. Consequently, under California Proposition 65, businesses employing 10 or more persons must, by June 9, 2007, post warning signs in certain areas stating that ETS is known to the State of California to be a reproductive toxicant.

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

PM USA and PMI each have established websites that include, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and ETS. These sites reflect PM USA’s   and   PMI’s   agreement   with   the   medical   and   scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The websites advise smokers, and those considering smoking, to rely on the messages of public health authorities in making all smoking-related decisions. The website addresses are www.philipmorrisusa.com and www.philipmorrisinternational.com. The information on PM USA’s and PMI’s websites is not, and shall not be deemed to be, a part of this document or incorporated into any filings ALG makes with the Securities and Exchange Commission.

■  The WHO’s Framework Convention on Tobacco Control (“FCTC”): The FCTC entered into force on February 27, 2005. As of December 31, 2006, the FCTC had been signed by 168 countries and the EU, ratified by 142 countries and confirmed by the EU. The FCTC is the first treaty to establish a global agenda for tobacco regulation. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things, establish specific actions to prevent youth smoking; restrict and gradually eliminate tobacco product advertising and promotion; inform the public about the health consequences of smoking and the benefits of quitting; regulate the ingredients of tobacco products; impose new package warning

Exhibit 13

requirements that may include the use of pictures or graphic images; adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase cigarette taxes; adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of cigarettes is safer than another; phase out duty-free tobacco sales; and encourage litigation against tobacco product manufacturers.

Each country that ratifies the treaty must implement legislation reflecting the treaty’s provisions and principles. While not agreeing with all of the provisions of the treaty, such as a complete ban on tobacco advertising, excessive excise tax increases and the promotion of litigation, PM USA and PMI have expressed hope that the treaty will lead to the implementation of meaningful, effective and coherent regulation of tobacco products around the world.

■  Reduced Cigarette Ignition Propensity Legislation: Legislation requiring cigarettes to meet reduced ignition propensity standards is being considered in many states, at the federal level and in jurisdictions outside the United States. New York State implemented ignition propensity standards in June 2004, and the same standards have now been enacted by five other states, effective as follows: Vermont (May 2006), California (January 2007), New Hampshire (October 2007), Illinois (January 2008) and Massachusetts (January 2008). Similar legislation has been enacted in Canada and took effect in October 2005. PM USA supports the enactment of federal legislation mandating a uniform and technically feasible national standard for reduced ignition propensity cigarettes that would preempt state standards and apply to all cigarettes sold in the United States. Similarly, PMI believes that reduced ignition propensity standards should be uniform, technically feasible, and applied to all manufacturers.

■  Other Legislation or Governmental Initiatives: Legislative and regulatory initiatives affecting the tobacco industry have been adopted or are being considered in a number of countries and jurisdictions. In 2001, the EU adopted a directive on tobacco product regulation requiring EU Member States to implement regulations that reduce maximum permitted levels of tar, nicotine and carbon monoxide yields; require manufacturers to disclose ingredients and toxicological data; and require cigarette packs to carry health warnings covering no less than 30% of the front panel and no less than 40% of the back panel. The directive also gives Member States the option of introducing graphic warnings as of 2005; requires tar, nicotine and carbon monoxide data to cover at least 10% of the side panel; and prohibits the use of texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others. All 27 EU Member States have implemented the directive.

The European Commission has issued guidelines for optional graphic warnings on cigarette packaging that Member States may apply as of 2005. Graphic warning requirements have also been proposed or adopted in a number of other jurisdictions. In 2003, the EU adopted a directive prohibiting radio, press and Internet tobacco marketing and advertising, which has now been implemented in most EU Member States. Tobacco control legislation addressing the manufacture, marketing and sale of tobacco products has been proposed or adopted in numerous other jurisdictions.

In the United States in recent years, various members of federal and state governments have introduced legislation that would: subject cigarettes to various regulations; restrict or eliminate the use of descriptors such as “lights” or “ultra lights;” establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; further restrict the advertising of cigarettes;

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

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented in the United States and in other countries and jurisdictions that might materially affect the business, volume, results of operations and cash flows of PM USA or PMI and ultimately their parent, ALG.

■  Governmental Investigations: From time to time, ALG and its subsidiaries are subject to governmental investigations on a range of matters. In this regard, ALG believes that Canadian authorities are contemplating a legal proceeding based on an investigation of ALG entities relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s. ALG and its subsidiaries cannot predict the outcome of this investigation or whether additional investigations may be commenced.

■  Cooperation Agreement between PMI and the European Commission: In July 2004, PMI entered into an agreement with the European Commission (acting on behalf of the European Community) and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 24 of the 27 Member States have signed the agreement. The agreement resolves all disputes between the European Community and the Member States that signed the agreement, on the one hand, and PMI and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years. In the second quarter of 2004, PMI recorded a pre-tax charge of $250 million for the initial payment. The agreement calls for payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006), and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the EU in the year preceding payment. PMI will record these payments as an expense in cost of sales when product is shipped.

■  State Settlement Agreements: As discussed in Note 19, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements require PM USA to make substantial annual payments. The settlements also place numerous restrictions on PM USA’s business operations, including prohibitions and restrictions on the advertising and marketing of cigarettes. Among these are prohibitions of outdoor and transit brand advertising; payments for product placement; and free sampling (except in adult-only facilities). Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon

Exhibit 13

characters. In addition, the State Settlement Agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry’s ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2006	2005	2004	2006	2005	2004
Domestic tobacco	$ 18,474	$ 18,134	$ 17,511	$ 4,812	$ 4,581	$ 4,405
International tobacco	48,260	45,288	39,536	8,458	7,825	6,566
Total tobacco	$ 66,734	$ 63,422	$ 57,047	$ 13,270	$ 12,406	$ 10,971

2006 compared with 2005

The following discussion compares tobacco operating results for 2006 with 2005.

■  Domestic tobacco: PM USA’s net revenues, which include excise taxes billed to customers, increased $340 million (1.9%). Excluding excise taxes, net revenues increased $382 million (2.6%) to $14.9 billion, due primarily to lower wholesale promotional allowance rates ($604 million), partially offset by lower volume ($239 million).

Operating companies income increased $231 million (5.0%), due primarily to lower wholesale promotional allowance rates, net of higher ongoing resolution costs ($424 million) and several other items (aggregating $79 million), partially offset by lower volume ($170 million), higher fixed manufacturing costs ($47 million), higher marketing, administration and research costs, including spending in 2006 for various excise tax ballot initiatives. The other items reflect a pre-tax provision in 2005 for the Boeken individual smoking case ($56 million) and the previously mentioned 2005 net charges related to tobacco quota buy-out legislation ($23 million).

Marketing, administration and research costs include PM USA’s cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, as more fully discussed in Note 19. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2006, 2005 and 2004, product liability defense costs were $195 million, $258 million and $268 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. PM USA does not expect that product liability defense costs will increase significantly in the future.

PM USA’s shipment volume was 183.4 billion units, a decrease of 1.1%, but was estimated to be down approximately 1.5% when adjusted for trade inventory changes and the timing of promotional shipments. In the premium segment, PM USA’s shipment volume decreased 0.7%. Marlboro shipment volume decreased 0.2 billion units (0.2%) to 150.3 billion units. In the discount segment, PM USA’s shipment volume decreased 6.2%, while Basic shipment volume was down 5.0% to 14.5 billion units.

The following table summarizes PM USA’s retail share performance, based on data from the IRI/Capstone Total Retail Panel, which was developed to measure market share in retail stores selling cigarettes, but was not designed to capture Internet or direct mail sales:

For the Years Ended December 31,	2006	2005
Marlboro	40.5%	40.0%
Parliament	1.8	1.7
Virginia Slims	2.3	2.3
Basic	4.2	4.3
Focus on Four Brands	48.8	48.3
Other	1.5	1.7
Total PM USA	50.3%	50.0%

Effective February 12, 2007, PM USA increased the price of its other brands by $9.95 per thousand cigarettes or $1.99 per carton.

Effective December 18, 2006, PM USA reduced its wholesale promotional allowance on its Focus on Four brands by $1.00 per carton, from $5.00 to $4.00 and increased the price of its other brands by $5.00 per thousand cigarettes or $1.00 per carton.

Effective December 19, 2005, PM USA reduced its wholesale promotional allowance on its Focus on Four brands by $0.50 per carton, from $5.50 to $5.00. In addition, effective December 27, 2005, PM USA increased the price of its other brands by $2.50 per thousand cigarettes or $0.50 per carton.

Effective December 12, 2004, PM USA reduced its wholesale promotional allowance on its Focus on Four brands by $1.00 per carton, from $6.50 to $5.50. In addition, effective January 16, 2005, PM USA increased the price of its other brands by $5.00 per thousand cigarettes or $1.00 per carton.

PM USA cannot predict future changes or rates of change in domestic tobacco industry volume, the relative sizes of the premium and discount segments or its shipment or retail market share; however, it believes that its results may be materially adversely affected by the other items discussed under the caption Tobacco — Business Environment.

■  International tobacco: International tobacco net revenues, which include excise taxes billed to customers, increased $3.0 billion (6.6%). Excluding excise taxes, net revenues increased $781 million (3.9%) to $20.8 billion, due primarily to the impact of acquisitions ($637 million), price increases ($392 million) and higher volume/mix ($92 million), partially offset by unfavorable currency ($340 million).

Operating companies income increased $633 million (8.1%), due primarily to a pre-tax gain related to the exchange of PMI’s interest in a beer business in the Dominican Republic ($488 million), price increases and cost savings ($410 million) and the impact of acquisitions ($232 million), partially offset by unfavorable currency ($183 million), unfavorable volume/mix ($157 million, including the 2005 benefit from the inventory sale in Italy), higher marketing, administration and research costs ($72 million), the Italian antitrust charge ($61 million) and higher pre-tax charges for asset impairment and exit costs ($36 million).

PMI’s cigarette volume of 831.4 billion units increased 26.9 billion units (3.4%), due primarily to higher volume in Argentina, Colombia, Egypt, France, Indonesia, Mexico, Poland, Russia and Ukraine, partially offset by lower volume in Czech Republic, Italy, Japan, Portugal, Romania, Spain, Thailand and Turkey. Excluding acquisitions in Indonesia and Colombia, and the impact of the inventory sale to a new distributor in Italy in 2005, PMI’s cigarette shipment volume was up 0.4%. PMI’s total tobacco volume, which included 8.3 billion cigarette

Exhibit 13

equivalent units of other tobacco products, grew 3.5%. Excluding acquisitions in Indonesia and Colombia, and the impact of the inventory sale to a new distributor in Italy in 2005, PMI’s total tobacco volume grew 0.6%.

In the European Union, PMI’s cigarette volume decreased 2.8%. Excluding the inventory sale in Italy, PMI’s volume decreased 1.7% in the European Union due largely to declines in Czech Republic, Germany, Portugal and Spain, partially offset by gains in France, Hungary and Poland.

In Spain, the total cigarette market was down 2.8%, due primarily to the impact of excise tax increases and a new tobacco law implemented on January 1, 2006. PMI’s shipment volume decreased 12.8%, reflecting increased consumer down-trading to the low-price segment. As a result of growing price gaps, PMI’s market share in Spain declined 2.4 share points to 32.2%. On January 21, 2006, the Spanish government raised excise taxes on cigarettes, which would have resulted in even larger price gaps if the tax increase had been passed on to consumers. Accordingly, PMI reduced its cigarette prices on January 26, 2006 to restore the competitiveness of its brands. In late February, the Spanish government again raised the level of excise taxes, but also established a minimum excise tax, following which PMI raised its prices back to prior levels. On November 10, 2006, the Spanish government announced an increase in the minimum excise tax to 70 euros per thousand. Effective December 30, 2006, PMI raised prices on all its brands. As a result, PMI believes that its overall profitability should improve in Spain in 2007.

In Portugal, the total cigarette market declined 8.2%, reflecting lower overall consumption and higher consumer cross-border purchases in Spain. PMI’s shipment volume decreased 13.0% and market share was down 5.0 share points to 82.0%, due to severe price competition, partially arising from competitors continuing to sell lower-priced product from inventory that was accumulated prior to the tax increase.

In Germany, PMI’s total tobacco volume (which includes other tobacco products) increased 0.9%; however, PMI’s cigarette volume declined 2.8%. Total tobacco consumption in Germany was down 5.9% in 2006, reflecting the decline and ultimate exit of tobacco portions from the market. The total cigarette market decreased 3.9%, affected by the September 2005 tax-driven price increase as well as the sale of illicit cigarettes as reported by the German cigarette manufacturers’ association. PMI’s cigarette market share increased 0.2 share points to 36.8%, driven by the price repositioning of L&M in January 2006. During the fourth quarter of 2005, the European Court of Justice ruled that the German government’s favorable tax treatment of tobacco portions was against EU law. Accordingly, tobacco portions manufactured as of April 1, 2006 now incur the same excise tax as that levied on cigarettes, and as of October 2006, PMI’s shipments of tobacco portions ceased.

In the Czech Republic, shipment volume was down 9.7% and market share was lower, reflecting intense price competition.

In Italy, the total cigarette market rose 1.1% versus a low base in 2005, when it was adversely impacted by the compounding effects of the January 2005 legislation restricting smoking in public places and the December 2004 tax-driven price increase. PMI’s shipment volume in Italy decreased 3.9%, reflecting the one-time inventory sale in 2005. Adjusting for the one-time inventory sale, cigarette shipment volume in Italy increased 1.9%. Market share in Italy increased 1.3 share points to 53.8%, driven by Marlboro, Diana and Chesterfield.

In Poland, shipment volume was up 6.3% and market share increased 2.8 share points to 40.0%, driven by L&M and Next.

In France, shipment volume increased 7.0%, driven by price stability, moderate price gaps and favorable timing of shipments. Market share increased 1.0 share point to 42.7%, reflecting the strong performance of Marlboro and the Philip Morris brand.

In Eastern Europe, Middle East and Africa, volume increased 1.7%, driven by gains in Russia, Ukraine and Egypt, partially offset by declines in Romania and Turkey. In Russia, shipments were up 3.4%, driven by Marlboro, Muratti, Parliament, and Chesterfield, while market share was down 0.4 share points to 26.6%, due primarily to declines of low-price brands and L&M. Higher shipments in Ukraine mainly reflect higher market share, as well as up-trading to higher margin brands. In Romania, shipments declined 15.1% and share was down 2.1 share points to 31.4%. In Turkey, shipments declined 3.5%, reflecting the continued decline of low-price Bond Street. However, PMI market share in Turkey rose 1.4 share points to 42.5%, as consumers traded up to its higher margin brands, Parliament and Muratti.

In Asia, volume increased 12.3%, reflecting the acquisition of Sampoerna in Indonesia. Excluding this acquisition, volume in Asia was down 1.0%, due primarily to lower volume in Japan and Thailand. In Japan, the total market declined 4.4%, driven by the July 1, 2006 price increase. Market share in Japan decreased 0.1 point to 24.7%. Market share in Indonesia grew 1.5 points to 27.7%, led by A Hijau and A Mild.

In Latin America, volume increased 10.8%, driven by strong gains in Argentina and Mexico, as well as higher volume in Colombia due to the 2005 acquisition of Coltabaco. Excluding this acquisition, volume was up 6.3% in Latin America. In Argentina, the total market advanced approximately 7.5%, while PMI shipments grew 15.9% and share was up 4.9 share points, due mainly to the Philip Morris brand. In Mexico, the total market was up approximately 2.0% and PMI shipments grew 6.0%. Market share rose 1.4 share points to 63.5%, reflecting the continued strong performance of Marlboro and Benson & Hedges.

PMI achieved market share gains in a number of important markets, including Argentina, Austria, Belgium, Egypt, Finland, France, Germany, Hong Kong, Hungary, Indonesia, Italy, Korea, Mexico, Poland, Singapore, Sweden, Thailand, Turkey and Ukraine.

Volume for Marlboro cigarettes decreased 1.9%, due primarily to declines in Argentina, Germany, Japan and Spain. However, in-market volume was up and Marlboro market share increased in many important markets, including France, Greece, Hong Kong, Italy, Japan, Korea, Kuwait, Mexico, Poland, Romania, Russia, Saudi Arabia, Singapore, Spain, Thailand and Ukraine.

As discussed in Note 5. Acquisitions, in 2005 PMI acquired 98% of the outstanding shares of Sampoerna, an Indonesian tobacco company, and a 98.2% stake in Coltabaco, the largest tobacco company in Colombia.

In December 2005, the China National Tobacco Corporation (“CNTC”) and PMI reached agreement on the licensed production in China of Marlboro and the establishment of an international joint venture between China National Tobacco Import and Export Group Corporation (“CNTIEGC”), a wholly-owned subsidiary of CNTC, and PMI. PMI and CNTIEGC will each hold 50% of the shares of the joint venture company, which will be based in Lausanne, Switzerland. Following its establishment, the joint venture company will offer consumers a comprehensive portfolio of Chinese heritage brands globally, expand the export of tobacco products and tobacco materials from China, and explore other business development opportunities. It is expected that the production and sale of Marlboro cigarettes under license in China and the sale of Chinese style brands in selected international markets through the joint venture company will commence in 2007. The agreements are not expected to result in a material impact on PMI’s financial results for some time.

In the third quarter of 2006, PMI entered into an agreement with British American Tobacco to purchase the Muratti and Ambassador trademarks in cer-

Exhibit 13

tain markets, as well as rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million. The transaction closed in the fourth quarter of 2006.

In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million, which increased Altria Group, Inc.’s 2006 net earnings by $0.15 per diluted share. The operating results of ELJ’s cigarette subsidiary from November 2006 to December 31, 2006, the amounts of which were not material, were included in Altria Group, Inc.’s operating results.

On January 19, 2007, PMI entered into an agreement to acquire an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), which is expected to bring PMI’s stake in Lakson Tobacco to approximately 90%. The transaction is valued at approximately $340 million and is expected to be completed during the first half of 2007. In January 2007, PMI notified the Securities and Exchange Commission of Pakistan and local stock exchanges of its intention to commence a public tender offer for the remaining shares.

2005 compared with 2004

The following discussion compares tobacco operating results for 2005 with 2004.

■  Domestic tobacco: PM USA’s net revenues, which include excise taxes billed to customers, increased $623 million (3.6%). Excluding excise taxes, net revenues increased $658 million (4.8%) to $14.5 billion, due primarily to lower wholesale promotional allowance rates ($837 million), partially offset by lower volume ($189 million).

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

■  International tobacco: International tobacco net revenues, which include excise taxes billed to customers, increased $5.8 billion (14.5%). Excluding excise taxes, net revenues increased $2.4 billion (13.8%) to $20.0 billion, due primarily to price increases ($1.0 billion), the impact of acquisitions ($796 million) and favorable currency ($576 million).

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

In Germany, PMI’s cigarette volume declined 15.9% and market share was down 0.2 share points to 36.6%, reflecting tax-driven price increases in March and December 2004, which accelerated down-trading to low-priced tobacco portions that were subject to favorable excise tax treatment compared with cigarettes. PMI captured a 16.9% share of the German tobacco portions segment, driven by Marlboro, Next, and f6 tobacco portions.

In Spain, PMI’s shipment volume decreased 2.2%, reflecting increased consumer down-trading to the deep-discount segment. As a result of growing price gaps, PMI’s market share in Spain declined 1.1 share points to 34.5%, with a pronounced product mix deterioration.

In Italy, the total cigarette market declined 6.1% in 2005, largely reflecting tax-driven pricing and the impact of indoor smoking restrictions in public places. PMI’s shipment volume in Italy increased 2.7%, mainly reflecting the one-time inventory sale to its new distributor. Excluding the one-time inven-

Exhibit 13

tory sale, cigarette shipment volume in Italy declined 3.2%. However, market share in Italy increased 1.1 share points to 52.6%, driven by Diana.

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

KNAC and KIC are subject to a number of challenges that may adversely affect their businesses. These challenges, which are discussed below and in the Cautionary Factors That May Affect Future Results section, include:

■	fluctuations in commodity prices;

■	movements of foreign currencies;

■	competitive challenges in various products and markets, including price gaps with competitor products and the increasing price-consciousness of consumers;

■	a rising cost environment and the limited ability to increase prices;

■	a trend toward increasing consolidation in the retail trade and consequent pricing pressure and inventory reductions;

■	a growing presence of discount retailers, primarily in Europe, with an emphasis on private label products;

■	changing consumer preferences, including diet and health/wellness trends;

■	competitors with different profit objectives and less susceptibility to currency exchange rates; and

■	increasing scrutiny of product labeling and marketing practices as well as concerns and/or regulations regarding food safety, quality and health, including genetically modified organisms, trans-fatty acids and obesity. Increased government regulation of the food industry could result in increased costs to Kraft.

Fluctuations in commodity costs can lead to retail price volatility and intense price competition, and can influence consumer and trade buying patterns. During 2006, Kraft’s commodity costs on average were higher than those incurred in 2005 (most notably higher energy, packaging and coffee costs, partially offset by lower cheese and meat costs) and adversely affected earnings. For 2006, Kraft’s commodity costs were approximately $275 million higher than 2005, following an increase of approximately $800 million for 2005 compared with 2004.

In the ordinary course of business, Kraft is subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, seasonality of certain products, significant weather conditions, timing of Kraft or customer incentive programs and pricing actions, customer inventory programs, Kraft’s initiatives to improve supply chain efficiency, the financial condition of customers and general economic conditions. Kraft’s operating subsidiaries generally report year-end results as of the Saturday closest to the end of each year. This resulted in fifty-three weeks of operating results for Kraft in the consolidated statement of earnings for the year ended December 31, 2005, versus fifty-two weeks for the years ended December 31, 2006 and 2004.

Restructuring

In January 2004, Kraft announced a three-year restructuring program (which is discussed further in Note 3. Asset Impairment and Exit Costs) with the objectives of leveraging Kraft’s global scale, realigning and lowering its cost structure, and optimizing capacity utilization. In January 2006, Kraft announced plans to expand its restructuring efforts through 2008. The entire restructuring program is expected to result in $3.0 billion in pre-tax charges, the closure of up to 40 facilities, the elimination of approximately 14,000 positions and annualized cost savings at the completion of the program of approximately $1.0 billion. The decline of $700 million from the $3.7 billion in pre-tax charges previously announced was due primarily to lower than projected severance costs, the cancellation of an initiative to generate sales efficiencies, and the sale of one plant that was originally planned to be closed. Approximately $1.9 billion of the $3.0 billion in pre-tax charges are expected to require cash payments. Total pre-tax restructuring program charges incurred during 2006, 2005 and 2004 were $673 million, $297 million and $641 million, respectively. Total pre-tax restructuring charges for the program incurred from January 2004 through December 31, 2006 were $1.6 billion and specific programs announced will result in the elimination of approximately 9,800 positions. Approximately 60% of the pre-tax charges to date are expected to require cash payments.

Exhibit 13

In addition, Kraft expects to incur approximately $550 million in capital expenditures to implement the restructuring program. From January 2004 through December 31, 2006, Kraft spent $245 million in capital, including $101 million spent in 2006, to implement the restructuring program. Cumulative annualized cost savings as a result of the restructuring program were approximately $540 million through 2006, and are anticipated to reach approximately $700 million by the end of 2007, all of which are expected to be used to support brand-building initiatives.

Asset Impairment Charges

As discussed further in Note 3. Asset Impairment and Exit Costs, Kraft incurred pre-tax asset impairment charges of $424 million, $269 million and $20 million during the years ended December 31, 2006, 2005 and 2004, respectively. These charges were recorded as asset impairment and exit costs on the consolidated statements of earnings.

These asset impairment charges primarily related to various sales of Kraft’s brands and assets, as well as the 2006 re-evaluation of the business model for Kraft’s Tassimo hot beverage system, the revenues of which lagged Kraft’s projections. This evaluation resulted in a $245 million non-cash pre-tax asset impairment charge related to lower utilization of existing manufacturing capacity. In addition, Kraft anticipates that the impairment will result in related cash expenditures of approximately $3 million, primarily related to decommissioning of idle production lines. Kraft also anticipates further charges in 2007 related to negotiations with product suppliers.

Acquisitions and Divestitures

One element of Kraft’s growth strategy is to strengthen its brand portfolio and/or expand its geographic reach through a disciplined program of selective acquisitions and divestitures. Kraft is constantly reviewing potential acquisition candidates and from time to time sells businesses that are outside its core categories or that do not meet its growth or profitability targets.

In September 2006, Kraft acquired the Spanish and Portuguese operations of United Biscuits (“UB”), and rights to all Nabisco trademarks in the European Union, Eastern Europe, the Middle East and Africa, which UB has held since 2000, for a total cost of approximately $1.1 billion. The Spanish and Portuguese operations of UB include its biscuits, dry desserts, canned meats, tomato and fruit juice businesses as well as seven UB manufacturing facilities and 1,300 employees. From September 2006 to December 31, 2006, these businesses contributed net revenues of approximately $111 million. The non-cash acquisition was financed by Kraft’s assumption of approximately $541 million of debt issued by the acquired business immediately prior to the acquisition, as well as $530 million of value for the redemption of Kraft’s outstanding investment in UB, primarily deep-discount securities. The redemption of Kraft’s investment in UB resulted in a $251 million pre-tax gain on closing, benefiting Altria Group, Inc. by approximately $0.06 per diluted share.

Aside from the debt assumed as part of the acquisition price, Kraft acquired assets consisting primarily of goodwill of $734 million, other intangible assets of $217 million, property, plant and equipment of $161 million, receivables of $101 million and inventories of $34 million. These amounts represent the preliminary allocation of purchase price and are subject to revision when appraisals are finalized, which is expected to occur during the first half of 2007.

During 2006, Kraft sold its pet snacks brand and assets, and recorded tax expense of $57 million and a pre-tax asset impairment charge of $86 million in recognition of this sale. During 2006, Kraft also sold its rice brand and assets, and its industrial coconut assets. Additionally, during 2006, Kraft sold certain Canadian assets and a small U.S. biscuit brand, and incurred pre-tax asset impairment charges of $176 million in 2005 in recognition of these sales. Also, during 2006, Kraft sold a U.S. coffee plant. The aggregate proceeds received from these sales during 2006 were $946 million, on which pre-tax gains of $117 million were recorded.

In January 2007, Kraft announced the sale of its hot cereal assets and trademarks. In recognition of the anticipated sale, Kraft recorded a pre-tax asset impairment charge of $69 million in 2006 for these assets.

As previously discussed, Kraft sold substantially all of its sugar confectionery business in June 2005, for pre-tax proceeds of approximately $1.4 billion. The sale included the Life Savers, Creme Savers, Altoids, Trolli and Sugus brands. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business prior to the closing date as discontinued operations on the consolidated statements of earnings. Kraft recorded a net loss on sale of discontinued operations of $297 million in the second quarter of 2005, related largely to taxes on the transaction. ALG’s share of the loss, net of minority interest, was $255 million.

During 2005, Kraft sold its fruit snacks assets and incurred a pre-tax asset impairment charge of $93 million in recognition of this sale. Additionally, during 2005, Kraft sold its U.K. desserts assets and its U.S. yogurt assets. The aggregate proceeds received from the sales of businesses during 2005 (other than the sugar confectionery business) were $238 million, on which pre-tax gains of $108 million were recorded.

During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway. The aggregate proceeds received from the sales of these businesses were $18 million, on which pre-tax losses of $3 million were recorded.

During 2004, Kraft acquired a U.S.-based beverage business for a total cost of $137 million.

The operating results of businesses acquired and sold, other than Kraft’s UB acquisition and divestiture of its sugar confectionery business, in the aggregate, were not material to Altria Group, Inc.’s consolidated financial position, results of operations or cash flows in any of the years presented.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2006	2005	2004	2006	2005	2004
North
American food	$23,118	$23,293	$22,060	$3,753	$3,831	$3,870
International food	11,238	10,820	10,108	964	1,122	933
Total food	$34,356	$34,113	$32,168	$4,717	$4,953	$4,803

2006 compared with 2005

The following discussion compares food operating results for 2006 with 2005.

■  North American food: North American food included 52 weeks of operating results in 2006 compared with 53 weeks in 2005. Kraft estimates that this extra week positively impacted net revenues and operating companies income in 2005 by approximately $435 million and $80 million, respectively. This difference is included as volume/mix in the following analysis.

Net revenues decreased $175 million (0.8%), due primarily to the impact of divestitures ($457 million), partially offset by favorable currency ($153 million), favorable volume/mix ($82 million) and higher net pricing ($45 million,

Exhibit 13

reflecting commodity-driven price increases, partially offset by increased promotional spending). Excluding the impact of divestitures, net revenue growth reflects volume growth in meats and snacks, favorable mix and commodity-based price increases.

Operating companies income decreased $78 million (2.0%), due primarily to higher pre-tax charges for asset impairment and exit costs ($182 million), the impact of divestitures ($67 million) and lower volume/mix ($59 million), partially offset by net gains on sales of businesses ($118 million), lower marketing, administration and research costs ($49 million, including costs associated with the 53rd week of shipments in 2005), lower fixed manufacturing costs ($44 million) and favorable currency ($27 million).

Volume decreased 7.0%, due primarily to the impact of divestitures and the 53rd week of shipments in 2005. Excluding divestitures and the 53rd week of shipments in 2005, volume decreased 0.7%. In Beverages, volume decreased due primarily to the discontinuation of certain ready-to-drink product lines. Volume in Cheese & Foodservice declined, due primarily to the impact of divestitures and the discontinuation of lower margin foodservice product lines. In Convenient Meals, volume increased, driven by higher meat shipments (cold cuts, hot dogs and bacon) and higher shipments of pizza, partially offset by lower shipments of dinners, due to competition in macaroni and cheese dinners, and the divestiture of the rice brand and assets. In Grocery, volume declined due primarily to the impact of divestitures, the discontinuation of certain Canadian condiment product lines and lower shipments of ready-to-eat and dry packaged desserts and spoonable salad dressings. Snacks volume decreased driven by the impact of divestitures and lower shipments of snack nuts, partially offset by higher shipments of biscuits and snack bars.

■  International food: International food included 52 weeks of operating results in 2006 compared with 53 weeks in 2005. Kraft estimates that this extra week positively impacted net revenues and operating companies income in 2005 by approximately $190 million and $20 million, respectively. This difference is included as volume/mix in the following analysis.

Net revenues increased $418 million (3.9%), due primarily to higher pricing, net of increased promotional spending ($184 million), favorable volume/mix ($162 million) and the impact of acquisitions ($111 million), partially offset by the impact of divestitures ($31 million) and unfavorable currency ($8 million). In the European Union, unfavorable currency and the impact of the 53rd week in 2005 negatively impacted all sectors, partially offset by the impact of the United Biscuits acquisition. In Developing Markets, Oceania & North Asia, net revenues increased, driven by growth in Russia and Ukraine, higher shipments in Brazil, higher pricing across much of the portfolio and favorable currency in Brazil.

Operating companies income decreased $158 million (14.1%), due primarily to higher pre-tax charges for asset impairment and exit costs ($341 million, including $170 million of asset impairment charges related to Tassimo), higher marketing, administration and research costs ($134 million) and gains on sales of businesses in 2005 ($109 million), partially offset by the 2006 pre-tax gain on redemption of the United Biscuits investment ($251 million), favorable volume/mix ($91 million), higher pricing, net of unfavorable costs and higher promotional spending ($71 million) and the impact of acquisitions. The higher marketing, administration and research costs were due primarily to higher marketing costs in 2006 and the 2005 recovery of a previously written-off account receivable, partially offset by the costs associated with the 53rd week of shipments in 2005.

Volume increased 0.4%, due primarily to the impact of acquisitions and higher shipments in Eastern Europe and Latin America, partially offset by the impact of the 53rd week in 2005, lower cheese and coffee shipments in the European Union and lower volume in Asia Pacific.

In the European Union, volume increased, due primarily to the impact of the UB acquisition, partially offset by lower shipments across several sectors and the divestiture of the U.K. desserts assets in the first quarter of 2005. Snacks volume increased, due primarily to the acquisition of UB and higher confectionery shipments, particularly in Poland. In convenient meals, volume increased due primarily to the acquisition of UB, partially offset by lower shipments in Germany and the Nordic area. Grocery volume declined due primarily to the divestiture of the U.K. desserts assets and lower shipments in Germany, partially offset by the acquisition of UB. In beverages, coffee volume declined across most countries except Germany and refreshment beverage shipments were lower. In cheese & dairy, volume decreased due to lower shipments in Germany and Italy.

Volume decreased in Developing Markets, Oceania & North Asia, due primarily to lower volume in Asia Pacific, partially offset by growth in Eastern Europe and Latin America. In cheese and dairy, volume declined in Asia Pacific, partially offset by higher shipments in the Middle East. Grocery volume declined due to lower shipments in Brazil, Mexico, Venezuela and the Middle East. In beverages, volume declined due to the discontinuation of a product line in Mexico and lower shipments in Southeast Asia and the Middle East, partially offset by higher coffee volume in Russia, Ukraine and Romania, and higher refreshment beverages volume in China. Snacks volume increased driven by higher shipments in Brazil reflecting confectionery growth and gains in biscuits, and growth in Venezuela, Russia, Southeast Asia, Romania and Ukraine. Convenient meals volume decreased slightly.

2005 compared with 2004

The following discussion compares food operating results for 2005 with 2004.

■  North American food: North American food included 53 weeks of operating results in 2005 compared with 52 weeks in 2004. Kraft estimates that this extra week positively impacted net revenues and operating companies income in 2005 by approximately $435 million and $80 million, respectively.

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

Volume increased 2.0%, including the benefit of 53 weeks in 2005 results. Excluding acquisitions and divestitures, and the 53rd week of shipments, volume was essentially flat. In Beverages, volume increased, driven primarily by an acquisition in 2004, partially offset by volume declines in coffee due to the impact of commodity-driven price increases on category

Exhibit 13

consumption. In Snacks & Cereals, volume increased, due primarily to higher biscuit shipments, and new product introductions and expanded distribution in cereals, partially offset by lower snack nut shipments, due to commodity-driven price increases and increased competitive activity. Volume increased in Convenient Meals, due primarily to new product introductions and higher shipments of cold cuts, and higher shipments of pizza and meals due primarily to the impact of the 53rd week. In Grocery, volume decreased due primarily to lower volume in Canada, partially offset by the 53rd week of shipments. In Cheese & Foodservice, volume decreased, due primarily to the impact of divestitures.

■  International food: International food included 53 weeks of operating results in 2005 compared with 52 weeks in 2004. Kraft estimates that this extra week positively impacted net revenues and operating companies income in 2005 by approximately $190 million and $20 million, respectively.

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

In the European Union, volume decreased, due primarily to lower volume in Germany and the divestiture of the U.K. desserts assets in the first quarter of 2005. In grocery, volume declined, due to the divestiture of the U.K. desserts assets in the first quarter of 2005 and lower results in Germany. Beverages volume decreased, driven by lower coffee shipments in Germany, due to commodity-driven price increases. Convenient meals volume declined, due primarily to lower category performance in the U.K. and lower promotions in Germany. In snacks, volume decreased, due primarily to lower shipments of confectionery products in Germany and the U.K. Cheese volume increased due to higher shipments in the U.K. and Italy.

Volume increased in Developing Markets, Oceania & North Asia, due primarily to growth in developing markets, including Russia, Ukraine and Southeast Asia, partially offset by lower shipments in Egypt and China. In beverages, volume increased due primarily to refreshment beverage gains in the Middle East, Southeast Asia, Argentina and Puerto Rico, and higher coffee shipments in Russia and Ukraine. Cheese volume increased due to higher shipments in

Southeast Asia and the Middle East. In snacks, volume increased, as gains in confectionery, benefiting from growth in Russia and Ukraine, were partially offset by lower biscuit shipments due to increased competition in China and resizing of biscuit products in Egypt and Latin America. Grocery volume declined, due primarily to lower shipments in Egypt, Brazil and Central America. In convenient meals, volume declined due primarily to lower shipments in Argentina.

Financial Services

Business Environment

In 2003, PMCC shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2006, 2005 and 2004, PMCC received proceeds from asset sales and maturities of $357 million, $476 million and $644 million, respectively, and recorded gains of $132 million, $72 million and $112 million respectively, in operating companies income.

Among its leasing activities, PMCC leases a number of aircraft, predominantly to major U.S. passenger carriers. At December 31, 2006, $1.9 billion of PMCC’s finance asset balance related to aircraft. Two of PMCC’s aircraft lessees, Delta and Northwest, are currently under bankruptcy protection. In addition, PMCC leases one natural gas-fired power plant to an indirect subsidiary of Calpine Corporation (“Calpine”). Calpine, which has guaranteed the lease, is currently operating under bankruptcy protection. PMCC does not record income on leases in bankruptcy. Should a lease rejection or foreclosure occur, it would result in the write-off of the finance asset balance against PMCC’s allowance for losses and the acceleration of deferred tax payments on these leases. At December 31, 2006, PMCC’s finance asset balances for these leases were as follows:

■	Delta — PMCC’s leveraged leases with Delta for six Boeing 757, nine Boeing 767, and four McDonnell Douglas (MD-88) aircraft total $257 million. The finance asset balance has been provided for in the allowance for losses.

■	Northwest — PMCC has leveraged leases for three Airbus A-320 aircraft totaling $32 million. In 2006, PMCC sold ten Airbus A-319 aircraft financed under leveraged leases, which were rejected by the lessee in 2005. Additionally, during 2006, five regional jets (“RJ85s”) previously financed as leveraged leases were foreclosed upon. Based on PMCC’s assessment of the prospect for recovery on the A-320 aircraft, a portion of the outstanding finance asset balance has been provided for in the allowance for losses.

■	Calpine — PMCC’s leveraged lease for one 750 megawatt (“MW”) natural gas-fired power plant (located in Pasadena, Texas) was $60 million. The lessee (an affiliate of Calpine) was not included as part of the bankruptcy filing of Calpine. In addition, leases of two 265 MW natural gas-fired power plants (located in Tiverton, Rhode Island, and Rumford, Maine), which were part of the bankruptcy filing, were rejected during the first quarter of 2006. It is anticipated that at some point during the Calpine bankruptcy proceedings, PMCC’s interest in these plants will be foreclosed upon by the lenders under the leveraged leases. Based on PMCC’s assessment of the prospect for recovery on the Pasadena plant, a portion of the outstanding finance asset balance has been provided for in the allowance for losses.

Exhibit 13

At December 31, 2006, PMCC’s allowance for losses was $480 million. During the second quarter of 2006, PMCC increased its allowance for losses by $103 million due to continuing issues within the airline industry. Charge-offs to the allowance for losses in 2006 totaled $219 million. The acceleration of taxes on the foreclosures of Northwest RJ85s and six aircraft previously financed under leveraged leases with United Air Lines, Inc. (“United”) written off in the first quarter of 2006 upon United’s emergence from bankruptcy, totaled approximately $80 million. Foreclosures on Delta and Calpine (Tiverton & Rumford) leveraged leases will result in the acceleration of previously deferred taxes of approximately $180 million.

In the third quarter of 2005, PMCC recorded a provision for losses of $200 million due to continuing uncertainty within its airline portfolio and bankruptcy filings by Delta and Northwest. As a result of this provision, PMCC’s fixed charges coverage ratio did not meet its 1.25:1 requirement under a support agreement with ALG. Accordingly, as required by the support agreement, a support payment of $150 million was made by ALG to PMCC in September 2005. In addition, in the fourth quarter of 2004, PMCC recorded a provision for losses of $140 million for its airline industry exposure. During 2006, 2005 and 2004, charge-offs to the allowance for losses were $219 million, $101 million and $39 million, respectively. It is possible that additional adverse developments may require PMCC to increase its allowance for losses.

As discussed further in Note 14. Income Taxes, the IRS has disallowed benefits pertaining to several PMCC leverage lease transactions for the years 1996 through 1999.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2006	2005	2004	2006	2005	2004
Financial Services	$317	$319	$395	$176	$31	$144

PMCC’s net revenues for 2006 decreased $2 million (0.6%) from 2005, due primarily to lower lease revenues as a result of lower investment balances, partially offset by higher gains from asset sales. PMCC’s operating companies income for 2006 of $176 million increased $145 million (100.0+%) from 2005. Operating companies income for 2006 includes a $103 million increase to the provision for airline industry exposure as discussed above, a decrease of $97 million from the 2005 provision, and higher gains from asset sales.

PMCC’s net revenues for 2005 decreased $76 million (19.2%) from 2004, due primarily to the previously discussed change in strategy which resulted in lower lease portfolio revenues and lower gains from asset management activity. PMCC’s operating companies income for 2005 decreased $113 million (78.5%) from 2004. Operating companies income for 2005 includes a $200 million increase to the provision for airline industry exposure as discussed above, an increase of $60 million over the 2004 provision, and lower gains from asset sales, partially offset by lower interest expense.

Financial Review

■  Net Cash Provided by Operating Activities: During 2006, net cash provided by operating activities was $13.6 billion, compared with $11.1 billion during 2005. The increase in cash provided by operating activities was due primarily to the return of the escrow bond deposit related to the Price domestic tobacco case, lower pension plan contributions and higher earnings from continuing operations, partially offset by a higher use of cash to fund working capital.

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

■  Net Cash Used in Investing Activities: One element of the growth strategy of ALG’s subsidiaries is to strengthen their brand portfolios and/or expand their geographic reach through active programs of selective acquisitions and divestitures. These subsidiaries are constantly investigating potential acquisition candidates and from time to time they may sell businesses that are outside their core categories or that do not meet their growth or profitability targets. The impact of future acquisitions or divestitures could have a material impact on Altria Group, Inc.’s consolidated cash flows.

During 2006, 2005 and 2004, net cash used in investing activities was $0.6 billion, $4.9 billion and $1.4 billion, respectively. The net cash used in 2005 reflects the purchase of 98% of the outstanding shares of Sampoerna. Proceeds from sales of businesses in 2005 of $1,668 million were primarily from the sale of Kraft’s sugar confectionery business. In 2006, proceeds from sales of businesses of $1,466 million were primarily from the sales of Kraft’s pet snacks brand and assets, Kraft’s rice brand and assets, and PMI’s interest in a beer business in the Dominican Republic.

In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million, which increased Altria Group, Inc.’s 2006 net earnings by $0.15 per diluted share. The operating results of ELJ’s cigarette subsidiary from November 2006 to December 31, 2006, the amounts of which were not material, were included in Altria Group, Inc.’s operating results.

In September 2006, Kraft acquired the Spanish and Portuguese operations of United Biscuits (“UB”), and rights to all Nabisco trademarks in the European Union, Eastern Europe, the Middle East and Africa, which UB has held since 2000, for a total cost of approximately $1.1 billion. The Spanish and Portuguese operations of UB include its biscuits, dry desserts, canned meats, tomato and fruit juice businesses as well as seven UB manufacturing facilities and 1,300 employees. From September 2006 to December 31, 2006, these businesses contributed net revenues of approximately $111 million. The non-cash acquisition was financed by Kraft’s assumption of approximately $541 million of debt issued by the acquired business immediately prior to the acquisition, as well as $530 million of value for the redemption of Kraft’s outstanding investment in UB, primarily deep-discount securities. The redemption of Kraft’s investment in UB resulted in a $251 million pre-tax gain on closing, benefiting Altria Group, Inc. by approximately $0.06 per diluted share.

Capital expenditures for 2006 increased 11.2% to $2.5 billion (of which $1.2 billion related to Kraft). The expenditures were primarily for modernization and consolidation of manufacturing facilities, and expansion of research and development, and certain production capacity. Excluding Kraft, 2007 capital expenditures are expected to be slightly below 2006 expenditures, and are expected to be funded by operating cash flows.

Exhibit 13

■  Net Cash Used in Financing Activities: During 2006, net cash used in financing activities was $14.4 billion, compared with $5.1 billion in 2005 and $8.0 billion in 2004. The increase of $9.3 billion over 2005 was due primarily to the repayment of short and long-term debt in 2006 and higher dividends paid on Altria Group, Inc. common stock. The decrease of $2.9 billion from 2004 was due primarily to increased borrowings in 2005, which were primarily related to the acquisition of Sampoerna, partially offset by higher dividends paid on Altria Group, Inc. common stock and an increase in share repurchases at Kraft.

■  Debt and Liquidity:

Credit Ratings: At December 31, 2006, ALG’s debt ratings by major credit rating agencies were as follows:

	Short-term	Long-term		Outlook
Moody’s	P-2	Baa1		Stable
Standard & Poor’s	A-2	BBB		Positive
Fitch	F-2	BBB	+	Stable

ALG’s credit quality, measured by 5 year credit default swaps, has improved dramatically over the past year with swap levels now approaching that of Single-A rated issuers.

Credit Lines: ALG, Kraft and PMI maintain separate revolving credit facilities. ALG and Kraft intend to use their revolving credit facilities to support the issuance of commercial paper.

As discussed in Note 5. Acquisitions, the purchase price of the Sampoerna acquisition was primarily financed through a euro 4.5 billion bank credit facility arranged for PMI and its subsidiaries in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. At December 31, 2006, borrowings under the term loan were included in long-term debt. These facilities, which are not guaranteed by ALG, require PMI to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio of not less than 3.5 to 1.0. At December 31, 2006, PMI’s ratio calculated in accordance with the agreements was 29.0 to 1.0.

ALG has a 364-day revolving credit facility in the amount of $1.0 billion, which expires on March 30, 2007. In addition, ALG maintains a multi-year credit facility in the amount of $4.0 billion, which expires in April 2010. The ALG facilities require the maintenance of an earnings to fixed charges ratio, as defined by the agreement, of not less than 2.5 to 1.0. At December 31, 2006, the ratio calculated in accordance with the agreement was 11.6 to 1.0.

Kraft maintains a multi-year revolving credit facility, which is for its sole use, in the amount of $4.5 billion, which expires in April 2010 and requires the maintenance of a minimum net worth of $20.0 billion. At December 31, 2006, Kraft’s net worth was $28.6 billion.

ALG, PMI and Kraft expect to continue to meet their respective covenants. These facilities do not include any credit rating triggers or any provisions that could require the posting of collateral. The multi-year facilities enable the respective companies to reclassify short-term debt on a long-term basis.

At December 31, 2006, credit lines for ALG, Kraft and PMI, and the related activity, were as follows:

ALG

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day	$1.0	$—	$—	$1.0
Multi-year	4.0			4.0

	$5.0	$—	$—	$5.0

Kraft

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
Multi-year	$4.5	$—	$1.3	$3.2

PMI

Type (in billions of dollars)		Credit Lines	Amount Drawn	Lines Available
euro 2.5 billion, 3-year term loan		$2.0	$2.0	$ —
euro 2.0 billion, 5-year revolving credit		2.6		2.6

		$4.6	$2.0	$2.6

In addition to the above, certain international subsidiaries of ALG and Kraft maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.2 billion for ALG subsidiaries (other than Kraft) and approximately $1.1 billion for Kraft subsidiaries, are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.6 billion and $1.0 billion at December 31, 2006 and 2005, respectively. At December 31, 2006, Kraft also had approximately $0.3 billion of outstanding short-term debt related to its United Biscuits acquisition discussed in Note 5. Acquisitions.

Debt: Altria Group, Inc.’s total debt (consumer products and financial services) was $18.7 billion and $23.9 billion at December 31, 2006 and 2005, respectively. Total consumer products debt was $17.6 billion and $21.9 billion at December 31, 2006 and 2005, respectively. Total consumer products debt includes third-party debt in Kraft’s consolidated balance sheet of $10.2 billion and $10.5 billion, at December 31, 2006 and 2005, respectively, and PMI third-party debt of $2.8 billion and $4.9 billion at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, Altria Group, Inc.’s ratio of consumer products debt to total equity was 0.44 and 0.61, respectively. The ratio of total debt to total equity was 0.47 and 0.67 at December 31, 2006 and 2005, respectively. Fixed-rate debt constituted approximately 75% of total consumer products debt at December 31, 2006 and 2005. The weighted average interest rate on total consumer products debt, including the impact of swap agreements, was approximately 5.8% and 5.4% at December 31, 2006 and 2005, respectively.

Kraft has a Form S-3 shelf registration statement on file with the SEC, under which Kraft may sell debt securities and/or warrants to purchase debt securities in one or more offerings. At December 31, 2006, Kraft had $3.5 billion of capacity remaining under its shelf registration.

Exhibit 13

At December 31, 2006, ALG had approximately $2.8 billion of capacity remaining under its existing shelf registration statement.

ALG does not guarantee the debt of Kraft or PMI.

Taxes: The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final RAR on March 15, 2006. Altria Group, Inc. agreed with the RAR, with the exception of certain leasing matters discussed below. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Although there was no impact to Altria Group, Inc.’s consolidated operating cash flow, Altria Group, Inc. reimbursed $337 million in cash to Kraft for its portion of the $1.0 billion in tax benefits, as well as pre-tax interest of $46 million. The tax reversal, adjusted for Kraft’s minority interest, resulted in an increase to net earnings of approximately $960 million for the year ended December 31, 2006.

Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on recent Revenue Rulings, a recent IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest and intends to file complaints for the remainder. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FIN 48 and FASB Staff Position No. FAS 13-2.

■ Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 19, at December 31, 2006, Altria Group, Inc.’s third-party guarantees, which are primarily related to excise taxes, and acquisition and divestiture activities, approximated $305 million, of which $286 million have no specified expiration dates. The remainder expire through 2023, with $1 million expiring during 2007. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $38 million on its consolidated balance sheet at December 31, 2006, relating to these guarantees. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2006, subsidiaries of ALG were also contingently liable for $2.5 billion of guarantees related to their own performance, consisting of the following:

■	$2.1 billion of guarantees of excise tax and import duties related primarily to international shipments of tobacco products. In these agreements, a financial institution provides a guarantee of tax payments to the respective governments. PMI then issues a guarantee to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of tobacco products in international markets, and the underlying taxes payable are recorded on Altria Group, Inc.’s consolidated balance sheet.

■	$0.4 billion of other guarantees related to the tobacco and food businesses.

Although Altria Group, Inc.’s guarantees of its own performance are frequently short-term in nature, the short-term guarantees are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.’s contractual obligations at December 31, 2006:

	Payments Due
(in millions)	Total	2007	2008- 2009	2010- 2011	2012 and Thereafter
Long-term debt(1):
Consumer products	$15,475	$2,066	$5,983	$2,229	$5,197
Financial services	1,119	620	499

	16,594	2,686	6,482	2,229	5,197
Operating leases(2)	1,566	415	541	270	340

Purchase obligations(3):
Inventory and production costs	6,500	4,454	1,633	310	103
Other	4,470	2,360	1,254	731	125

	10,970	6,814	2,887	1,041	228
Other long-term liabilities(4)	3,791	331	748	754	1,958

	$32,921	$10,246	$10,658	$4,294	$7,723

(1)

Amounts represent the expected cash payments of Altria Group, Inc.’s long-term debt and do not include unamortized bond premiums or discounts. Amounts include capital lease obligations, primarily associated with the expansion of PMI’s vending machine distribution in Japan.

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

(4)

Other long-term liabilities primarily consist of postretirement health care costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension costs, income taxes, minority interest, insurance accruals and other accruals. Altria Group, Inc. is unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, Altria Group, Inc. anticipates making U.S. pension contributions of approximately $38 million in 2007 and non-U.S. pension contributions of approximately $262 million in 2007, based on current tax law (as discussed in Note 16. Benefit Plans).

Exhibit 13

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

■  International Tobacco E.C. Agreement: In July 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 24 of the 27 member states have signed the agreement. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial.

■  Payments Under State Settlement and Other Tobacco Agreements: As discussed previously and in Note 19, PM USA has entered into State Settlement Agreements with the states and territories of the United States and also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA’s obligations under this trust have now been eliminated by the obligations imposed on PM USA by FETRA. During 2004, PMI entered into a cooperation agreement with the European Community. Each of these agreements calls for payments that are based on variable factors, such as cigarette volume, market shares and inflation. PM USA and PMI account for the cost of these agreements as a component of cost of sales as product is shipped.

As a result of these agreements and the enactment of FETRA, PM USA and PMI recorded the following amounts in cost of sales for the years ended December 31, 2006, 2005 and 2004:

(in billions)	PM USA	PMI	Total
2006	$5.0	$0.1	$5.1
2005	5.0	0.1	5.1
2004	4.6	0.1	4.7

In addition, during 2004, PMI recorded a pre-tax charge of $250 million at the signing of the cooperation agreement with the European Community.

Based on current agreements and current estimates of volume and market share, the estimated amounts that PM USA and PMI may charge to cost of sales under these agreements will be approximately as follows:

(in billions)	PM USA	PMI	Total
2007	$5.6	$0.1	$5.7
2008	5.7	0.1	5.8
2009	5.7	0.1	5.8
2010	5.8	0.1	5.9
2011	5.8	0.1	5.9
2012 to 2016	5.9 annually	0.1 annually	6.0 annually
Thereafter	6.0 annually	—	6.0 annually

The estimated amounts charged to cost of sales in each of the years above would generally be paid in the following year. As previously stated, the payments due under the terms of these agreements are subject to adjustment for several factors, including cigarette volume, inflation and certain contingent events and, in general, are allocated based on each manufacturer’s market share. The amounts shown in the table above are estimates, and actual amounts will differ as underlying assumptions differ from actual future results. See Note 19 for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003 and 2004.

■  Litigation Escrow Deposits: As discussed in Note 19, in connection with obtaining a stay of execution in the Engle class action, PM USA placed $1.2 billion into an interest-bearing escrow account. The $1.2 billion escrow account and a deposit of $100 million related to the bonding requirement are included in the December 31, 2006 and 2005 consolidated balance sheets as other assets. As discussed in Note 19, in July 2006, the Florida Supreme Court issued its ruling in the Engle case. The escrow and deposit amounts will be returned to PM USA subject to and upon the completion of review of the judgment. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

Also, as discussed in Note 19, in June 2006 under the order of the Illinois Supreme Court, the cash deposits of approximately $2.2 billion related to the Price case were returned to PM USA, and PM USA’s obligations to deposit further cash payments were terminated. A pre-existing 7.0%, $6 billion long-term note from ALG to PM USA that was placed in escrow pending the outcome of plaintiffs’ petition for writ of certiorari to the United States Supreme Court was returned to PM USA in December 2006, following the Supreme Court’s denial of the petition. Since this note is the result of an intercompany financing arrangement, it does not appear on the consolidated balance sheet of Altria Group, Inc.

With respect to certain adverse verdicts and judicial decisions currently on appeal, other than the Engle case discussed above, as of December 31, 2006, PM USA has posted various forms of security totaling approximately $194 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. These cash deposits are included in other assets on the consolidated balance sheets.

Although litigation is subject to uncertainty and could result in material adverse consequences for Altria Group, Inc.’s financial condition, cash flows or results of operations in a particular fiscal quarter or fiscal year, management believes the litigation environment has substantially improved and expects Altria Group, Inc.’s cash flow from operations, together with existing credit facilities, to provide sufficient liquidity to meet the ongoing needs of the business.

Exhibit 13

■  Equity and Dividends: During March 2006, Kraft completed its $1.5 billion share repurchase program and began a $2.0 billion share repurchase program expected to run through 2008. During 2006 and 2005, Kraft repurchased 38.7 million and 39.2 million shares, respectively, of its Class A common stock at a cost of $1.2 billion in each year. As of December 31, 2006, Kraft had repurchased 30.2 million shares of its Class A common stock, under its $2.0 billion authority, at an aggregate cost of $1.0 billion.

As discussed in Note 12. Stock Plans, during 2006 and 2005, Altria Group, Inc. granted approximately 1.1 million and 1.2 million shares of restricted stock, respectively, to eligible U.S.-based employees of Altria Group, Inc. and also issued to eligible non-U.S. employees rights to receive approximately 0.9 million and 1.0 million equivalent shares, respectively. Restrictions on the stock and rights granted in 2006 and 2005 lapse in the first quarter of 2009 and the first quarter of 2008, respectively.

At December 31, 2006, the number of shares to be issued upon exercise of outstanding stock options and vesting of non-U.S. rights to receive equivalent shares was 42.6 million, or 2.0% of shares outstanding.

Dividends paid in 2006 and 2005 were $6.8 billion and $6.2 billion, respectively, an increase of 10.1%, primarily reflecting a higher dividend rate and a greater number of shares outstanding in 2006. During the third quarter of 2006, Altria Group, Inc.’s Board of Directors approved a 7.5% increase in the quarterly dividend rate to $0.86 per share. As a result, the annualized dividend rate increased to $3.44 from $3.20 per share.

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

A substantial portion of Altria Group, Inc.’s derivative financial instruments are effective as hedges. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2006, 2005 and 2004, as follows:

(in millions)	2006	2005	2004
Gain (loss) as of January 1	$ 24	$(14)	$(83)
Derivative (gains) losses transferred to earnings	(35)	(95)	86
Change in fair value	24	133	(17)

Gain (loss) as of December 31	$ 13	$ 24	$(14)

The fair value of all derivative financial instruments has been calculated based on market quotes.

■  Foreign exchange rates: Altria Group, Inc. uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2006 and 2005, Altria Group, Inc. had contracts with aggregate notional amounts of $5.9 billion and $4.8 billion, respectively, of which $2.6 billion and $2.2 billion, respectively, were at Kraft. In addition, Altria Group, Inc.

uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The unrealized gain (loss) relating to foreign currency swap agreements that do not qualify for hedge accounting treatment under U.S. GAAP was insignificant as of December 31, 2006 and 2005. At December 31, 2006 and 2005, the notional amounts of foreign currency swap agreements aggregated $1.4 billion and $2.3 billion, respectively.

Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2006 and 2004, these hedges of net investments resulted in losses, net of income taxes, of $164 million, and $344 million, respectively, and during the year ended December 31, 2005 resulted in a gain, net of income taxes, of $369 million. These gains and losses were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

■  Commodities: Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts as cash flow hedges, primarily for coffee, milk, sugar and cocoa. In general, commodity forward contracts qualify for the normal purchase exception under U.S. GAAP, and are therefore not subject to the provisions of SFAS No. 133. In addition, commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar, soybean oil, natural gas and heating oil. For qualifying contracts, the effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2006 and 2005. At December 31, 2006 and 2005, Kraft had net long commodity positions of $533 million and $521 million, respectively.

■  Value at Risk: Altria Group, Inc. uses a value at risk (“VAR”) computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of its foreign currency and commodity price-sensitive derivative financial instruments. The VAR computation includes Altria Group, Inc.’s debt; short-term investments; foreign currency forwards, swaps and options; and commodity futures, forwards and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. Altria Group, Inc. used a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2006 and 2005, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency and commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

Exhibit 13

The estimated potential one-day loss in fair value of Altria Group, Inc.’s interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency and commodity instruments under normal market conditions, as calculated in the VAR model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/06	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$24	$24	$36	$19
Commodity prices	3	6	9	3

	Fair Value Impact
(in millions)	At 12/31/06	Average	High	Low

Instruments sensitive to:
Interest rates	$39	$44	$48	$39

	Pre-Tax Earnings Impact
(in millions)	At 12/31/05	Average	High	Low

Instruments sensitive to:
Foreign currency rates	$23	$21	$24	$19
Commodity prices	7	6	12	3

	Fair Value Impact
(in millions)	At 12/31/05	Average	High	Low

Instruments sensitive to:
Interest rates	$43	$63	$75	$43

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

New Accounting Standards

See Note 2, Note 16 and Note 18 to the consolidated financial statements for a discussion of new accounting standards.

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

■  Tobacco-Related Litigation: There is substantial litigation related to tobacco products in the United States and certain foreign jurisdictions. It is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation. Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 40 states now limit the dollar amount of bonds or require no bond at all.

It is possible that Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, management believes the litigation environment has substantially improved. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of ALG’s stockholders to do so. Please see Note 19 for a discussion of pending tobacco-related litigation.

* This section uses the terms “we,” “our” and “us” when it is not necessary to distinguish among ALG and its various operating subsidiaries or when any distinction is clear from the context.

Exhibit 13

■  Corporate Restructuring: On January 31, 2007, the Board of Directors of ALG authorized the distribution of all Kraft shares owned by ALG to ALG’s shareholders. The distribution will be made on March 30, 2007 to ALG shareholders of record as of 5:00 p.m. Eastern Time on March 16, 2007. It is possible that an action may be brought seeking to enjoin the spin-off. Any such injunction would have to be based on a finding that Altria is insolvent or would be insolvent after giving effect to the spin-off or intends to delay, hinder or defraud creditors. In the event the spin-off is challenged, ALG will defend such action vigorously, including by prosecuting any necessary appeals. Although litigation is subject to uncertainty, management believes that Altria should ultimately prevail against any such action.

■  Tobacco Control Action in the Public and Private Sectors: Our tobacco subsidiaries face significant governmental action aimed at reducing the incidence of smoking and seeking to hold us responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke. Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume, and we expect this decline to continue.

■  Excise Taxes: Cigarettes are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in cigarette-related taxes and fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the EU and in other foreign jurisdictions. In addition, in certain jurisdictions, PMI’s products are subject to discriminatory tax structures, and inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on sales of cigarettes by our tobacco subsidiaries, due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit or contraband products.

■  Minimum Retail Selling Price Laws: Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. If the European Commission’s infringement actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

■  Increased Competition in the Domestic Tobacco Market: Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces competition from lowest priced brands sold by certain domestic and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may avoid escrow deposit obligations on the majority of their sales by concentrating on certain states where escrow deposits are not required or are required on fewer than all such manufacturers’ cigarettes sold in such states. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes, and increased imports of foreign lowest priced brands.

■  Counterfeit Cigarettes in International Markets: Large quantities of counterfeit cigarettes are sold in the international market. PMI believes that Marlboro is the most heavily counterfeited international brand. PMI cannot quantify the amount of revenue it loses as a result of this activity.

■  Governmental Investigations: From time to time, ALG and its tobacco subsidiaries are subject to governmental investigations on a range of matters. Ongoing investigations include allegations of contraband shipments of cigarettes and allegations of unlawful pricing activities within certain international markets. We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations.

■  New Tobacco Product Technologies: Our tobacco subsidiaries continue to seek ways to develop and to commercialize new product technologies that have the objective of reducing constituents in tobacco smoke identified by public health authorities as harmful while continuing to offer adult smokers products that meet their taste expectations. We cannot guarantee that our tobacco subsidiaries will succeed in these efforts. If they do not succeed, but one or more of their competitors do, our tobacco subsidiaries may be at a competitive disadvantage.

PM USA and PMI have adjacency growth strategies involving potential moves into complementary tobacco or tobacco-related products or processes. We cannot guarantee that these strategies, or any products introduced in connection with these strategies, will be successful.

■  Foreign Currency: Our international food and tobacco subsidiaries conduct their businesses in local currency and, for purposes of financial reporting, their results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars.

■  Competition and Economic Downturns: Each of our consumer products subsidiaries is subject to intense competition, changes in consumer preferences and local economic conditions. To be successful, they must continue to:

■	promote brand equity successfully;

■	anticipate and respond to new consumer trends;

■	develop new products and markets and to broaden brand portfolios in order to compete effectively with lower priced products;

■	improve productivity; and

■	respond effectively to changing prices for their raw materials.

The willingness of consumers to purchase premium cigarette brands and premium food and beverage brands depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label and other economy brands, and the volume of our consumer products subsidiaries could suffer accordingly.

Exhibit 13

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

■  Grocery Trade Consolidation: As the retail grocery trade continues to consolidate and retailers grow larger and become more sophisticated, they demand lower pricing and increased promotional programs. Further, these customers are reducing their inventories and increasing their emphasis on private label products. If Kraft fails to use its scale, marketing expertise, branded products and category leadership positions to respond to these trends, its volume growth could slow or it may need to lower prices or increase promotional support of its products, any of which would adversely affect our profitability.

■  Continued Need to Add Food and Beverage Products in Faster Growing and More Profitable Categories: The food and beverage industry’s growth potential is constrained by population growth. Kraft’s success depends in part on its ability to grow its business faster than populations are growing in the markets that it serves. One way to achieve that growth is to enhance its portfolio by adding products that are in faster growing and more profitable categories. If Kraft does not succeed in making these enhancements, its volume growth may slow, which would adversely affect our profitability.

■  Strengthening Brand Portfolios Through Acquisitions and Divestitures: One element of the growth strategy of our consumer product subsidiaries is to strengthen their brand portfolios and/or expand their geographic reach through active programs of selective acquisitions and divestitures. These subsidiaries are constantly investigating potential acquisition candidates and from time to time they may sell businesses that are outside their core categories or that do not meet their growth or profitability targets. Acquisition opportunities are limited, and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms or that all future acquisitions will be quickly accretive to earnings.

■  Food Raw Material Prices: The raw materials used by our food businesses are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material and packaging costs (which are significantly affected by oil costs), and our operating subsidiaries may be unable to increase their prices to offset these increased costs without suffering reduced volume, net revenues and operating companies income. We do not fully hedge against changes in commodity prices and our hedging strategies may not work as planned.

■  Food Safety, Quality and Health Concerns: We could be adversely affected if consumers in Kraft’s principal markets lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying Kraft’s products or cause production and delivery disruptions. Recent publicity concerning the health implications of obesity and trans-fatty acids could also reduce consumption of certain of Kraft’s products. In addition, Kraft may need to recall some of its products if they become adulterated or misbranded. Kraft may also be liable if the consumption of any of its products causes injury. A widespread product recall or a significant product liability judgment could cause products to be unavailable for a period of time and a loss of consumer confidence in Kraft’s food products and could have a material adverse effect on Kraft’s business and results.

■  Asset Impairment: We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by the market conditions noted above, as well as interest rates and general economic conditions. If an impairment is determined to exist, we will incur impairment losses, which will reduce our earnings.

■  IRS Challenges to PMCC Leases: The IRS concluded its examination of ALG’s consolidated tax returns for the years 1996 through 1999, and issued a final RAR on March 15, 2006. The RAR disallowed benefits pertaining to certain PMCC leveraged lease transactions for the years 1996 through 1999. Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on recent Revenue Rulings, a recent IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest and intends to file complaints for the remainder. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FIN 48 and FASB Staff Position No. FAS 13-2.

Exhibit 13

Selected Financial Data–Five-Year Review

(in millions of dollars, except per share data)

	2006	2005	2004	2003	2002
Summary of Operations:
Net revenues	$ 101,407	$ 97,854	$ 89,610	$ 81,320	$ 79,933
United States export sales	3,610	3,630	3,493	3,528	3,654
Cost of sales	37,480	36,764	33,959	31,573	32,491
Federal excise taxes on products	3,617	3,659	3,694	3,698	4,229
Foreign excise taxes on products	27,466	25,275	21,953	17,430	13,997
Operating income	17,413	16,592	15,180	15,759	16,448
Interest and other debt expense, net	877	1,157	1,176	1,150	1,134
Earnings from continuing operations before income taxes, minority interest, and equity earnings, net	16,536	15,435	14,004	14,609	17,945
Pre-tax profit margin from continuing operations	16.3%	15.8%	15.6%	18.0%	22.5%
Provision for income taxes	4,351	4,618	4,540	5,097	6,368
Earnings from continuing operations before minority interest, and equity earnings, net	12,185	10,817	9,464	9,512	11,577
Minority interest in earnings from continuing operations, and equity earnings, net	163	149	44	391	556
Earnings from continuing operations	12,022	10,668	9,420	9,121	11,021
(Loss) earnings from discontinued operations, net of income taxes and minority interest		(233)	(4)	83	81
Net earnings	12,022	10,435	9,416	9,204	11,102
Basic earnings per share — continuing operations	5.76	5.15	4.60	4.50	5.22
— discontinued operations		(0.11)		0.04	0.04
— net earnings	5.76	5.04	4.60	4.54	5.26
Diluted earnings per share — continuing operations	5.71	5.10	4.57	4.48	5.18
— discontinued operations		(0.11)	(0.01)	0.04	0.03
— net earnings	5.71	4.99	4.56	4.52	5.21
Dividends declared per share	3.32	3.06	2.82	2.64	2.44
Weighted average shares (millions) — Basic	2,087	2,070	2,047	2,028	2,111
Weighted average shares (millions) — Diluted	2,105	2,090	2,063	2,038	2,129
Capital expenditures	2,454	2,206	1,913	1,974	2,009
Depreciation	1,774	1,647	1,590	1,431	1,324
Property, plant and equipment, net (consumer products)	17,274	16,678	16,305	16,067	14,846
Inventories (consumer products)	12,186	10,584	10,041	9,540	9,127
Total assets	104,270	107,949	101,648	96,175	87,540
Total long-term debt	14,498	17,667	18,683	21,163	21,355
Total debt — consumer products	17,580	21,919	20,759	22,329	21,154
— financial services	1,119	2,014	2,221	2,210	2,166
Stockholders’ equity	39,619	35,707	30,714	25,077	19,478
Common dividends declared as a % of Basic EPS	57.6%	60.7%	61.3%	58.1%	46.4%
Common dividends declared as a % of Diluted EPS	58.1%	61.3%	61.8%	58.4%	46.8%
Book value per common share outstanding	18.89	17.13	14.91	12.31	9.55
Market price per common share — high/low	86.45-68.36	78.68-60.40	61.88-44.50	55.03-27.70	57.79-35.40
Closing price of common share at year end	85.82	74.72	61.10	54.42	40.53
Price/earnings ratio at year end — Basic	15	15	13	12	8
Price/earnings ratio at year end — Diluted	15	15	13	12	8
Number of common shares outstanding at year end (millions)	2,097	2,084	2,060	2,037	2,039
Number of employees	175,000	199,000	156,000	165,000	166,000

Exhibit 13

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2006	2005
Assets
Consumer products
Cash and cash equivalents	$5,020	$6,258
Receivables (less allowances of $101 in 2006 and $112 in 2005)	6,070	5,361
Inventories:
Leaf tobacco	4,383	4,060
Other raw materials	2,498	2,232
Finished product	5,305	4,292

	12,186	10,584
Other current assets	2,876	3,578

Total current assets	26,152	25,781

Property, plant and equipment, at cost:
Land and land improvements	1,056	989
Buildings and building equipment	7,973	7,428
Machinery and equipment	20,990	20,050
Construction in progress	1,913	1,489

	31,932	29,956
Less accumulated depreciation	14,658	13,278

	17,274	16,678

Goodwill	33,235	31,219
Other intangible assets, net	12,085	12,196
Prepaid pension assets	1,929	5,692
Other assets	6,805	8,975

Total consumer products assets	97,480	100,541

Financial services
Finance assets, net	6,740	7,189
Other assets	50	219

Total financial services assets	6,790	7,408

Total Assets	$104,270	$107,949

See notes to consolidated financial statements.

Exhibit 13

at December 31,	2006	2005

Liabilities
Consumer products
Short-term borrowings	$ 2,135	$ 2,836
Current portion of long-term debt	2,066	3,430
Accounts payable	4,016	3,645
Accrued liabilities:
Marketing	2,450	2,382
Taxes, except income taxes	3,696	2,871
Employment costs	1,599	1,296
Settlement charges	3,552	3,503
Other	3,169	3,130
Income taxes	933	1,393
Dividends payable	1,811	1,672

Total current liabilities	25,427	26,158

Long-term debt	13,379	15,653
Deferred income taxes	5,321	8,492
Accrued pension costs	1,563	1,667
Accrued postretirement health care costs	5,023	3,412
Minority interest	3,528	4,141
Other liabilities	3,712	4,593

Total consumer products liabilities	57,953	64,116
Financial services
Long-term debt	1,119	2,014
Non-recourse debt		201
Deferred income taxes	5,530	5,737
Other liabilities	49	174

Total financial services liabilities	6,698	8,126

Total liabilities	64,651	72,242

Contingencies (Note 19)
Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	6,356	6,061
Earnings reinvested in the business	59,879	54,666
Accumulated other comprehensive losses	(3,808)	(1,853)
Cost of repurchased stock (708,880,389 shares in 2006 and 721,696,918 shares in 2005)	(23,743)	(24,102)

Total stockholders’ equity	39,619	35,707

Total Liabilities and Stockholders’ Equity	$104,270	$107,949

Exhibit 13

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2006	2005	2004
Net revenues	$101,407	$97,854	$89,610
Cost of sales	37,480	36,764	33,959
Excise taxes on products	31,083	28,934	25,647
Gross profit	32,844	32,156	30,004
Marketing, administration and research costs	14,913	14,799	13,665
Domestic tobacco headquarters relocation charges		4	31
Domestic tobacco loss on U.S. tobacco pool		138
Domestic tobacco quota buy-out		(115)
International tobacco Italian antitrust charge	61
International tobacco E.C. agreement			250
Asset impairment and exit costs	1,180	618	718
Gain on redemption of United Biscuits investment	(251)
(Gains) losses on sales of businesses, net	(605)	(108)	3
Provision for airline industry exposure	103	200	140
Amortization of intangibles	30	28	17
Operating income	17,413	16,592	15,180
Interest and other debt expense, net	877	1,157	1,176
Earnings from continuing operations before income taxes, minority interest, and equity earnings, net	16,536	15,435	14,004
Provision for income taxes	4,351	4,618	4,540
Earnings from continuing operations before minority interest, and equity earnings, net	12,185	10,817	9,464
Minority interest in earnings from continuing operations, and equity earnings, net	163	149	44
Earnings from continuing operations	12,022	10,668	9,420
Loss from discontinued operations, net of income taxes and minority interest		(233)	(4)
Net earnings	$12,022	$10,435	$9,416
Per share data:
Basic earnings per share:
Continuing operations	$5.76	$5.15	$4.60
Discontinued operations		(0.11)
Net earnings	$5.76	$5.04	$4.60
Diluted earnings per share:
Continuing operations	$5.71	$5.10	$4.57
Discontinued operations		(0.11)	(0.01)
Net earnings	$5.71	$4.99	$4.56

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

				Accumulated Other Comprehensive Earnings (Losses)
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Currency Translation Adjustments	Other	Total	Cost of Repurchased Stock	Total Stockholders’ Equity
Balances, January 1, 2004	$935	$4,813	$47,008	$(1,578)	$ (547)	$(2,125)	$(25,554)	$25,077

Comprehensive earnings:
Net earnings			9,416					9,416
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				968		968		968
Additional minimum pension liability					(53)	(53)		(53)
Change in fair value of derivatives accounted for as hedges					69	69		69
Total other comprehensive earnings								984
Total comprehensive earnings								10,400
Exercise of stock options and issuance of other stock awards		363	(39)				703	1,027
Cash dividends declared ($2.82 per share)			(5,790)					(5,790)
Balances, December 31, 2004	935	5,176	50,595	(610)	(531)	(1,141)	(24,851)	30,714
Comprehensive earnings:
Net earnings			10,435					10,435
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(707)		(707)		(707)
Additional minimum pension liability					(54)	(54)		(54)
Change in fair value of derivatives accounted for as hedges					38	38		38
Other					11	11		11
Total other comprehensive losses								(712)
Total comprehensive earnings								9,723
Exercise of stock options and issuance of other stock awards		519	(6)				749	1,262
Cash dividends declared ($3.06 per share)			(6,358)					(6,358)
Other		366						366
Balances, December 31, 2005	935	6,061	54,666	(1,317)	(536)	(1,853)	(24,102)	35,707

Comprehensive earnings:
Net earnings			12,022					12,022
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				1,220		1,220		1,220
Additional minimum pension liability					233	233		233
Change in fair value of derivatives accounted for as hedges					(11)	(11)		(11)
Other					(11)	(11)		(11)
Total other comprehensive earnings								1,431
Total comprehensive earnings								13,453
Initial adoption of FASB Statement No. 158, net of income taxes (Note 16)					(3,386)	(3,386)		(3,386)
Exercise of stock options and issuance of other stock awards		295	145				359	799
Cash dividends declared ($3.32 per share)			(6,954)					(6,954)
Balances, December 31, 2006	$935	$6,356	$59,879	$ (97)	$(3,711)	$(3,808)	$(23,743)	$39,619

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2006	2005	2004

Cash Provided by (Used in) Operating Activities
Net earnings — Consumer products	$11,898	$10,418	$9,330
— Financial services	124	17	86
Net earnings	12,022	10,435	9,416
Adjustments to reconcile net earnings to operating cash flows:

Consumer products
Depreciation and amortization	1,804	1,675	1,607
Deferred income tax (benefit) provision	(274)	(863)	381
Minority interest in earnings from continuing operations, and equity earnings, net	163	149	44
Domestic tobacco legal settlement, net of cash paid			(57)
Domestic tobacco headquarters relocation charges, net of cash paid	(2)	(9)	(22)
Domestic tobacco quota buy-out		(115)
Escrow bond for the Price domestic tobacco case	1,850	(420)	(820)
Integration costs, net of cash paid		(1)	(1)
Asset impairment and exit costs, net of cash paid	882	382	510
Impairment loss on discontinued operations			107
Loss on sale of discontinued operations		32
Gain on redemption of United Biscuits investment	(251)
(Gains) losses on sales of businesses, net	(605)	(108)	3
Income tax reserve reversal	(1,006)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(271)	253	(193)
Inventories	(1,010)	(524)	(140)
Accounts payable	123	27	49
Income taxes	(504)	203	(502)
Accrued liabilities and other current assets	184	(555)	785
Domestic tobacco accrued settlement charges	50	(30)	(31)
Pension plan contributions	(1,024)	(1,234)	(1,078)
Pension provisions and postretirement, net	886	793	425
Other	826	874	314

Financial services
Deferred income tax (benefit) provision	(234)	(126)	7
Provision for airline industry exposure	103	200	140
Other	(126)	22	(54)
Net cash provided by operating activities	13,586	11,060	10,890
Cash Provided by (Used in) Investing Activities

Consumer products
Capital expenditures	(2,454)	(2,206)	(1,913)
Purchase of businesses, net of acquired cash	(4)	(4,932)	(179)
Proceeds from sales of businesses	1,466	1,668	18
Other	32	112	24

Financial services
Investments in finance assets	(15)	(3)	(10)
Proceeds from finance assets	357	476	644
Net cash used in investing activities	(618)	(4,885)	(1,416)

See notes to consolidated financial statements.

Exhibit 13

for the years ended December 31,	2006	2005	2004

Cash Provided by (Used in) Financing Activities
Consumer products
Net (repayment) issuance of short-term borrowings	$ (2,059)	$3,114	$(1,090)
Long-term debt proceeds	69	69	833
Long-term debt repaid	(3,459)	(1,779)	(1,594)
Financial services
Long-term debt repaid	(1,015)		(189)
Repurchase of Kraft Foods Inc. common stock	(1,254)	(1,175)	(688)
Dividends paid on Altria Group, Inc. common stock	(6,815)	(6,191)	(5,672)
Issuance of Altria Group, Inc. common stock	486	985	827
Other	(319)	(157)	(409)
Net cash used in financing activities	(14,366)	(5,134)	(7,982)
Effect of exchange rate changes on cash and cash equivalents	160	(527)	475
Cash and cash equivalents:
(Decrease) Increase	(1,238)	514	1,967
Balance at beginning of year	6,258	5,744	3,777
Balance at end of year	$ 5,020	$6,258	$ 5,744
Cash paid: Interest — Consumer products	$ 1,376	$1,628	$ 1,397
— Financial services	$ 108	$ 106	$ 97
Income taxes	$ 6,171	$5,397	$ 4,448

Exhibit 13

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

■  Background: Throughout these financial statements, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies, and the term “ALG” refers solely to the parent company. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”) and Philip Morris International Inc. (“PMI”), and its majority-owned (89.0% as of December 31, 2006) subsidiary, Kraft Foods Inc. (“Kraft”), are engaged in the manufacture and sale of various consumer products, including cigarettes and other tobacco products, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. In addition, ALG had a 28.6% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2006. ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

As further discussed in Note 21. Subsequent Event, on January 31, 2007, Altria Group, Inc.’s Board of Directors approved a tax-free distribution to its stockholders of all of its interest in Kraft.

In June 2005, Kraft sold substantially all of its sugar confectionery business for pre-tax proceeds of approximately $1.4 billion. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business prior to the closing date as discontinued operations on the consolidated statements of earnings.

■  Basis of presentation: The consolidated financial statements include ALG, as well as its wholly-owned and majority-owned subsidiaries. Investments in which ALG exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which ALG has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated.

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

Kraft’s operating subsidiaries generally report year-end results as of the Saturday closest to the end of each year. This resulted in fifty-three weeks of operating results for Kraft in the consolidated statement of earnings for the year ended December 31, 2005, versus fifty-two weeks for the years ended December 31, 2006 and 2004.

Certain subsidiaries of PMI report their results up to ten days before the end of December, rather than on December 31.

Classification of certain prior year balance sheet amounts related to pension plans have been reclassified to conform with the current year’s presentation.

Note 2.

Summary of Significant Accounting Policies:

■  Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

■  Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 20 years, and buildings and building improvements over periods up to 50 years.

Definite life intangible assets are amortized over their estimated useful lives. Altria Group, Inc. is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2006, Altria Group, Inc. completed its annual review of goodwill and intangible assets, and recorded non-cash pre-tax charges of $24 million related to intangible asset impairments at Kraft. In addition, as part of the sale of Kraft’s pet snacks brand and assets, Kraft recorded a non-cash pre-tax asset impairment charge of $86 million, which included the write-off of a portion of the associated goodwill and intangible assets of $25 million and $55 million, respectively, as well as $6 million of asset write-downs. In January 2007, Kraft announced the sale of its hot cereal assets and trademarks. In recognition of the sale, Kraft recorded a pre-tax asset impairment charge of $69 million in 2006 for these assets, which included the write-off of a portion of the associated goodwill and intangible assets of $15 million and $52 million, respectively, as well as $2 million of asset write-downs. The 2005 review of goodwill and intangible assets resulted in no charges. However, as part of the sale of certain Canadian assets and two brands, Kraft recorded total non-cash pre-tax asset impairment charges of $269 million in 2005, which included impairment of goodwill and intangible assets of $13 million and $118 million, respectively, as well as $138 million of asset write-downs.

Exhibit 13

Goodwill and other intangible assets, net, by segment were as follows:

(in millions)	Goodwill		Other Intangible Assets, net

	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Domestic tobacco	$ —	$ —	$ 281	$ 281
International tobacco	6,197	5,571	1,627	1,399
North American food	20,996	20,803	9,767	10,311
International food	6,042	4,845	410	205
Total	$33,235	$31,219	$12,085	$12,196

Intangible assets were as follows:

(in millions)	December 31, 2006		December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$11,716		$11,867
Amortizable intangible assets	482	$113	410	$81
Total intangible assets	$12,198	$113	$12,277	$81

Non-amortizable intangible assets substantially consist of brand names from Kraft’s acquisition of Nabisco Holdings Corp. (“Nabisco”) in 2000 and PMI’s 2005 acquisition of a business in Indonesia. Amortizable intangible assets consist primarily of certain trademark licenses and non-compete agreements. Pre-tax amortization expense for intangible assets during the years ended December 31, 2006, 2005 and 2004, was $30 million, $28 million, and $17 million, respectively. Amortization expense for each of the next five years is estimated to be $30 million or less (including $10 million or less related to Kraft), assuming no additional transactions occur that require the amortization of intangible assets.

The movement in goodwill and gross carrying amount of intangible assets is as follows:

	2006		2005
(in millions)	Goodwill	Intangible Assets	Goodwill	Intangible Assets
Balance at January 1	$31,219	$12,277	$28,056	$11,113
Changes due to:
Divestitures	(196)	(356)	(18)
Acquisitions	788	332	3,707	1,346
Currency	985	130	(866)	(64)
Asset impairment	(40)	(131)	(13)	(118)
Other	479	(54)	353
Balance at December 31	$33,235	$12,198	$31,219	$12,277

As a result of Kraft’s common stock repurchases, ALG’s ownership percentage of Kraft has increased from 85.4% at December 31, 2004 to 87.2% at December 31, 2005, and to 89.0% at December 31, 2006, thereby resulting in an increase in goodwill. Other, above, includes this additional goodwill. The increase in goodwill and intangible assets from acquisitions during 2006 is related primarily to preliminary allocations of purchase price for Kraft’s acquisition of certain United Biscuits operations and Nabisco trademarks as discussed in Note 5. Acquisitions. The allocations are based upon preliminary estimates and assumptions and are subject to revision when appraisals are finalized, which is expected to occur during the first half of 2007. The increase in goodwill and intangible assets from acquisitions during 2005 was related to PMI’s acquisitions in Indonesia and Colombia.

■  Environmental costs: Altria Group, Inc. is subject to laws and regulations relating to the protection of the environment. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

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

■  Finance leases: Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. Investments in leveraged leases are stated net of related nonrecourse debt obligations.

Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances.

Finance leases include unguaranteed residual values that represent PMCC’s estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in decreases of $14 million and $25 million in 2006 and 2004, respectively, to PMCC’s net revenues and results of operations. Such residual reviews resulted in no adjustments in 2005.

■  Foreign currency translation: Altria Group, Inc. translates the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders’ equity. Transaction gains and losses are recorded in the consolidated statements of earnings and were not significant for any of the periods presented.

■  Guarantees: Altria Group, Inc. accounts for guarantees in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the disclosure of certain guarantees and requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities. See Note 19. Contingencies for a further discussion of guarantees.

■  Hedging instruments: Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depend-

Exhibit 13

ing on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

■  Impairment of long-lived assets: Altria Group, Inc. reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. During 2006, Kraft recorded non-cash pre-tax asset impairment charges of $245 million related to its Tassimo hot beverage business. The charges are included in asset impairment and exit costs in the consolidated statement of earnings.

■  Income taxes: Altria Group, Inc. accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions. ALG and its subsidiaries establish additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. ALG and its subsidiaries evaluate and potentially adjust these accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate.

 In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which will become effective for Altria Group, Inc. on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 by Altria Group, Inc. will result in an increase to stockholders’ equity as of January 1, 2007 of approximately $800 million to $900 million. In addition, the FASB also issued FASB Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which will also become effective for Altria Group, Inc. on January 1, 2007. This Staff Position requires the revenue recognition calculation to be reevaluated if the projected timing of income tax cash flows generated by a leveraged lease is revised. The adoption of this Staff Position by Altria Group, Inc. will result in a reduction to stockholders’ equity of approximately $125 million as of January 1, 2007.

■  Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out (“LIFO”) method is used to cost substantially all domestic inventories. The cost of other inventories is principally determined by the average cost method. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

 Altria Group, Inc. adopted the provisions of SFAS No. 151, “Inventory Costs” prospectively as of January 1, 2006. SFAS No. 151 requires that abnormal idle facility expense, spoilage, freight and handling costs be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead costs to inventories be based on the normal capacity of the production facility. The effect of adoption did not have a material impact on Altria Group, Inc.’s consolidated results of operations, financial position or cash flows.

■  Marketing costs: ALG’s subsidiaries promote their products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■  Revenue recognition: The consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. ALG’s tobacco subsidiaries also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

■  Software costs: Altria Group, Inc. capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on the consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

■  Stock-based compensation: Effective January 1, 2006, Altria Group, Inc. adopted the provisions of SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and rights to receive shares of stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. The impact of adoption was not material.

 The adoption of SFAS No. 123(R) resulted in a cumulative effect gain of $9 million, which is net of $5 million in taxes, in the consolidated statement of earnings for the year ended December 31, 2006. This gain resulted from the impact of estimating future forfeitures on restricted stock and rights to receive shares of stock in the determination of periodic expense for unvested awards, rather than recording forfeitures only when they occur. The gross cumulative effect was recorded in marketing, administration and research costs for the year ended December 31, 2006.

Exhibit 13

Altria Group, Inc. previously applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). No compensation expense for employee stock options was reflected in net earnings in 2005 and 2004, as all stock options granted under those plans had an exercise price not less than the fair market value of the common stock on the date of the grant. Historical consolidated statements of earnings already include the compensation expense for restricted stock and rights to receive shares of stock. The following table illustrates the effect on net earnings and earnings per share (“EPS”) if Altria Group, Inc. had applied the fair value recognition provisions of SFAS No. 123 to measure compensation expense for stock option awards for the years ended December 31, 2005 and 2004:

(in millions, except per share data)	2005	2004
Net earnings, as reported	$10,435	$9,416
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	15	12

Pro forma net earnings	$10,420	$9,404

Earnings per share:
Basic — as reported	$ 5.04	$ 4.60

Basic — pro forma	$ 5.03	$ 4.59

Diluted — as reported	$ 4.99	$ 4.56

Diluted — pro forma	$ 4.98	$ 4.56

Altria Group, Inc. has not granted stock options to employees since 2002. The amounts shown above as stock-based compensation expense relate to Executive Ownership Stock Options (“EOSOs”). Under certain circumstances, senior executives who exercise outstanding stock options, using shares to pay the option exercise price and taxes, receive EOSOs equal to the number of shares tendered. This feature will cease during 2007. During the years ended December 31, 2006, 2005 and 2004, Altria Group, Inc. granted 0.7 million, 2.0 million and 1.7 million EOSOs, respectively.

Altria Group, Inc. elected to calculate the initial pool of tax benefits resulting from tax deductions in excess of the stock-based employee compensation expense recognized in the statement of earnings (“excess tax benefits”) under the FASB Staff Position 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” Excess tax benefits occur when the tax deduction claimed at vesting exceeds the fair value compensation expense accrued under SFAS No. 123(R). Excess tax benefits of $195 million were recognized for the year ended December 31, 2006 and were presented as financing cash flows. Previously, excess tax benefits were included in operating cash flows. Under SFAS No. 123(R), tax shortfalls occur when actual tax deductible compensation expense is less than cumulative stock-based compensation expense recognized in the financial statements. Tax shortfalls of $8 million at Kraft were recognized for the year ended December 31, 2006, and were recorded in additional paid-in capital.

Note 3.

Asset Impairment and Exit Costs:

For the years ended December 31, 2006, 2005 and 2004, pre-tax asset impairment and exit costs consisted of the following:

(in millions)		2006	2005	2004
Restructuring program	North American food	$ 274	$ 66	$383
Restructuring program	International food	304	144	200
Asset impairment	North American food	243	269	8
Asset impairment	International food	181		12
Asset impairment and exit costs—Kraft		1,002	479	603
Separation program	Domestic tobacco	10	—	1
Separation program	International tobacco*	121	55	31
Separation program	General corporate**	32	49	56
Asset impairment	International tobacco*	5	35	13
Asset impairment	General corporate**	10		10
Lease termination	General corporate**			4
Asset impairment and exit costs		$1,180	$618	$718

*

In 2006, PMI’s pre-tax charges primarily related to the streamlining of various operations. In July, 2006, PMI announced its intention to close its factory in Munich, Germany in 2009, with the terms and conditions being finalized in the third quarter of 2006 with the local Works Council. PMI estimates that the total cost to close the facility will be approximately $100 million, of which approximately $20 million will be due to accelerated depreciation through 2009. During 2006, PMI incurred $57 million of costs related to the Munich factory closure. During 2005, PMI recorded pre-tax charges of $90 million, primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. During 2004, PMI recorded pre-tax charges of $44 million for severance benefits and impairment charges related to the closure of its Eger, Hungary facility and a factory in Belgium, and the streamlining of its Benelux operations.

**

In 2006, 2005 and 2004, Altria Group, Inc. recorded pre-tax charges of $42 million, $49 million and $70 million, respectively, primarily related to the streamlining of various corporate functions in each year, and the write-off of an investment in an e-business consumer products purchasing exchange in 2004.

Exhibit 13

Kraft Restructuring Program

In January 2004, Kraft announced a three-year restructuring program with the objectives of leveraging Kraft’s global scale, realigning and lowering its cost structure, and optimizing capacity utilization. In January 2006, Kraft announced plans to expand its restructuring efforts through 2008. The entire restructuring program is expected to result in $3.0 billion in pre-tax charges, reflecting asset disposals, severance and implementation costs. The decline of $700 million from the $3.7 billion in pre-tax charges previously announced was due primarily to lower than projected severance costs, the cancellation of an initiative to generate sales efficiencies, and the sale of one plant that was originally planned to be closed. As part of the program, Kraft anticipates the closure of up to 40 facilities and the elimination of approximately 14,000 positions. Approximately $1.9 billion of the $3.0 billion in pre-tax charges are expected to require cash payments. Total pre-tax restructuring charges incurred since the inception of the program in January 2004 were $1.6 billion.

The consolidated statements of earnings include asset impairment and exit costs at Kraft as follows:

(in millions)
For the Years Ended December 31,	2006	2005	2004
Restructuring program	$ 578	$210	$583
Other asset impairments	424	269	20
	$1,002	$479	$603

Charges under the restructuring program for 2006 resulted from the announced closures of 8 plants, for a total of 27 since the commencement of the restructuring program in January 2004, and the continuation of a number of workforce reduction programs. Other asset impairment charges consist of write-downs in 2006 related to Kraft’s sale of its pet snacks brand and assets, the impairment of its Tassimo hot beverage business, and the impairment of its hot cereal assets and trademarks, as well as charges following its annual review of goodwill and intangible assets. Approximately $332 million of the pre-tax charges incurred in 2006 will require cash payments.

Charges under the restructuring program for 2005 resulted from the announced closures of 6 plants and the continuation of a number of work-force reduction programs. The other asset impairments in 2005 related to Kraft’s sale of its fruit snacks assets and Kraft’s sale of certain assets in Canada and a small biscuit brand in the United States.

Charges under the restructuring program for 2004 resulted from the announced closures of 13 plants, the termination of co-manufacturing agreements and the commencement of a number of workforce reduction programs. The other asset impairments in 2004 were composed of impairment charges related to intangible assets and the sale of Kraft’s yogurt brand.

Pre-tax restructuring liability activity for 2006 and 2005 was as follows:

(in millions)	Severance	Asset Write-downs	Other	Total
Liability balance,
January 1, 2005	$ 91	$ —	$ 19	$ 110
Charges	154	30	26	210
Cash spent	(114)		(50)	(164)
Charges against assets	(12)	(30)		(42)
Currency/other	(5)		6	1
Liability balance,
December 31, 2005	114	—	1	115
Charges	272	252	54	578
Cash (spent) received	(204)	16	(21)	(209)
Charges against assets	(25)	(268)		(293)
Currency	8		(2)	6
Liability balance,
December 31, 2006	$ 165	$ —	$ 32	$ 197

Severance costs in the above schedule, which relate to the workforce reduction programs, include the cost of related benefits. Specific programs announced since 2004, as part of the overall restructuring program, will result in the elimination of approximately 9,800 positions. At December 31, 2006, approximately 8,400 of these positions have been eliminated. Asset write-downs relate to the impairment of assets caused by the plant closings and related activity. Other costs incurred relate primarily to contract termination costs associated with the plant closings and the termination of leasing agreements. Severance charges taken against assets relate to incremental pension costs, which reduce prepaid pension assets.

During 2006, 2005 and 2004, Kraft recorded pre-tax implementation costs associated with the restructuring program. These costs include the discontinuance of certain product lines and incremental costs related to the integration and streamlining of functions and closure of facilities. Substantially all implementation costs incurred in 2006 will require cash payments. These costs were recorded on the consolidated statements of earnings as follows:

(in millions)	2006	2005	2004
Net revenues	$ —	$ 2	$ 7
Cost of sales	25	56	30
Marketing, administration and research costs	70	29	13
Total — continuing operations	95	87	50
Discontinued operations			8
Total implementation costs	$ 95	$87	$58

Exhibit 13

Kraft Asset Impairment Charges

During 2006, Kraft sold its pet snacks brand and assets, and recorded tax expense of $57 million and a pre-tax asset impairment charge of $86 million in recognition of the sale. In January 2007, Kraft announced the sale of its hot cereal assets and trademarks. In recognition of the sale, Kraft recorded a pre-tax asset impairment charge of $69 million in 2006 for these assets. These pre-tax asset impairment charges, which included the write-off of a portion of the associated goodwill, and intangible and fixed assets, were recorded as asset impairment and exit costs on the consolidated statement of earnings. During 2006, Kraft completed its annual review of goodwill and intangible assets, and recorded non-cash pre-tax charges of $24 million related to an intangible asset impairment for biscuits assets in Egypt and hot cereal assets in the United States. Also during 2006, Kraft re-evaluated the business model for its Tassimo hot beverage system, the revenues of which lagged Kraft’s projections. This evaluation resulted in a $245 million non-cash pre-tax asset impairment charge related to lower utilization of existing manufacturing capacity. These charges were recorded as asset impairment and exit costs on the consolidated statement of earnings. In addition, Kraft anticipates that the impairment will result in related cash expenditures of approximately $3 million, primarily related to decommissioning of idle production lines.

During 2005, Kraft sold its fruit snacks assets and incurred a pre-tax asset impairment charge of $93 million in recognition of the sale. During December 2005, Kraft reached agreements to sell certain assets in Canada and a small biscuit brand in the United States. These transactions closed in 2006. Kraft incurred pre-tax asset impairment charges of $176 million in 2005 in recognition of these sales. These charges, which include the write-off of all associated intangible assets, were recorded as asset impairment and exit costs on the consolidated statement of earnings.

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

In 2004, as a result of the anticipated sale of the sugar confectionery business in 2005, Kraft recorded non-cash asset impairments totaling $107 million. These charges were included in loss from discontinued operations on the consolidated statement of earnings.

In 2004, as a result of the anticipated sale of a yogurt brand in 2005, Kraft recorded asset impairments totaling $8 million. This charge was recorded as asset impairment and exit costs on the consolidated statement of earnings.

Note 4.

Divestitures:

Discontinued Operations

In June 2005, Kraft sold substantially all of its sugar confectionery business for pre-tax proceeds of approximately $1.4 billion. The sale included the Life Savers, Creme Savers, Altoids, Trolli and Sugus brands. Altria Group, Inc. has reflected the results of Kraft’s sugar confectionery business prior to the closing date as discontinued operations on the consolidated statements of earnings.

Summary results of operations for the sugar confectionery business for the years ended December 31, 2005 and 2004, were as follows:

(in millions)	2005	2004
Net revenues	$ 228	$477

Earnings before income taxes and minority interest	$ 41	$103
Impairment loss on assets of discontinued operations held for sale		(107)
Provision for income taxes	(16)
Loss on sale of discontinued operations	(297)
Minority interest in loss from discontinued operations	39

Loss from discontinued operations, net of income taxes and minority interest	$(233)	$ (4)

As a result of the sale, Kraft recorded a net loss on sale of discontinued operations of $297 million in 2005, related largely to taxes on the transaction. ALG’s share of the loss, net of minority interest, was $255 million.

Other

During 2006, Kraft sold its pet snacks brand and assets, and recorded tax expense of $57 million and a pre-tax asset impairment charge of $86 million in recognition of this sale. During 2006, Kraft also sold its rice brand and assets, and its industrial coconut assets. Additionally, during 2006, Kraft sold certain Canadian assets and a small U.S. biscuit brand, and incurred pre-tax asset impairment charges of $176 million in 2005 in recognition of these sales. Also, during 2006, Kraft sold a U.S. coffee plant. The aggregate proceeds received from divestitures during 2006 were $1.5 billion, on which pre-tax gains of $856 million were recorded. As discussed further in Note 5. Acquisitions, these pre-tax gains included a $251 million gain on redemption of Kraft’s United Biscuits investment and a gain of $488 million related to the exchange of PMI’s interest in a beer business in the Dominican Republic.

During 2005, Kraft sold its fruit snacks assets and incurred a pre-tax asset impairment charge of $93 million in recognition of this sale. Additionally, during 2005, Kraft sold its desserts assets in the U.K. and its U.S. yogurt brand. The aggregate proceeds received from divestitures, other than the sugar confectionery business, during 2005 were $238 million, on which pre-tax gains of $108 million were recorded.

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

Exhibit 13

Note 5.

Acquisitions:

United Biscuits

In September 2006, Kraft acquired the Spanish and Portuguese operations of United Biscuits (“UB”), and rights to all Nabisco trademarks in the European Union, Eastern Europe, the Middle East and Africa, which UB has held since 2000, for a total cost of approximately $1.1 billion. The Spanish and Portuguese operations of UB include its biscuits, dry desserts, canned meats, tomato and fruit juice businesses as well as seven UB manufacturing facilities and 1,300 employees. From September 2006 to December 31, 2006, these businesses contributed net revenues of approximately $111 million. The non-cash acquisition was financed by Kraft’s assumption of approximately $541 million of debt issued by the acquired business immediately prior to the acquisition, as well as $530 million of value for the redemption of Kraft’s outstanding investment in UB, primarily deep-discount securities. The redemption of Kraft’s investment in UB resulted in a $251 million pre-tax gain on closing, benefiting Altria Group, Inc. by approximately $0.06 per diluted share.

Aside from the debt assumed as part of the acquisition price, Kraft acquired assets consisting primarily of goodwill of $734 million, other intangible assets of $217 million, property, plant and equipment of $161 million, receivables of $101 million and inventories of $34 million. These amounts represent the preliminary allocation of purchase price and are subject to revision when appraisals are finalized, which is expected to occur during the first half of 2007.

PMI—Holdings in the Dominican Republic

In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million, which increased Altria Group, Inc.’s 2006 net earnings by $0.15 per diluted share. The operating results of ELJ’s cigarette subsidiary from November 2006 to December 31, 2006, the amounts of which were not material, were included in Altria Group, Inc.’s operating results.

Sampoerna

In March 2005, a subsidiary of PMI acquired 40% of the outstanding shares of PT HM Sampoerna Tbk (“Sampoerna”), an Indonesian tobacco company. In May 2005, PMI purchased an additional 58%, for a total of 98%. The total cost of the transaction was approximately $4.8 billion, including Sampoerna’s cash of approximately $0.3 billion and debt of the U.S. dollar equivalent of approximately $0.2 billion. The purchase price was primarily financed through a euro 4.5 billion bank credit facility arranged for PMI and its subsidiaries in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. These facilities are not guaranteed by ALG.

The acquisition of Sampoerna allowed PMI to enter the profitable kretek cigarette category in Indonesia. Sampoerna’s financial position and results of operations have been fully consolidated with PMI as of June 1, 2005. From

March 2005 to May 2005, PMI recorded equity earnings in Sampoerna. During the years ended December 31, 2006 and 2005, Sampoerna contributed $608 million and $315 million, respectively, of operating income and $249 million and $128 million, respectively, of net earnings.

During 2006, the allocation of purchase price relating to the acquisition of Sampoerna was completed. Assets purchased consist primarily of goodwill of $3.5 billion, other intangible assets (primarily brands) of $1.3 billion, inventories of $0.5 billion and property, plant and equipment of $0.4 billion. Liabilities assumed in the acquisition consist principally of long-term debt of $0.3 billion and accrued liabilities.

Other

In the third quarter of 2006, PMI entered into an agreement with British American Tobacco to purchase the Muratti and Ambassador trademarks in certain markets, as well as rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million. The transaction closed in the fourth quarter of 2006.

During 2005, PMI acquired a 98.2% stake in Coltabaco, the largest tobacco company in Colombia, for approximately $300 million.

During 2004, Kraft purchased a U.S.-based beverage business, and PMI purchased a tobacco business in Finland. The total cost of acquisitions during 2004 was $179 million.

The effects of these other acquisitions, in the aggregate, were not material to Altria Group, Inc.’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

On January 19, 2007, PMI entered into an agreement to acquire an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), which is expected to bring PMI’s stake in Lakson Tobacco to approximately 90%. The transaction is valued at approximately $340 million and is expected to be completed during the first half of 2007. In January 2007, PMI notified the Securities and Exchange Commission of Pakistan and local stock exchanges of its intention to commence a public tender offer for the remaining shares.

Note 6.

Inventories:

The cost of approximately 28% and 34% of inventories in 2006 and 2005, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.6 billion lower than the current cost of inventories at December 31, 2006 and 2005.

Note 7.

Investment in SABMiller:

At December 31, 2006, ALG had a 28.6% economic and voting interest in SABMiller. ALG’s ownership interest in SABMiller is being accounted for under the equity method. Accordingly, ALG’s investment in SABMiller of approximately $3.7 billion and $3.4 billion is included in other assets on the consolidated balance sheets at December 31, 2006 and 2005, respectively. ALG had deferred tax liabilities of $1.2 billion and $1.1 billion at December 31, 2006 and 2005, respectively, related to its investment in SABMiller. In October 2005, SABMiller purchased a 71.8% interest in Bavaria SA, the second-largest brewer in South America, in exchange for the issuance of 225 million

Exhibit 13

SABMiller ordinary shares. The ordinary shares had a value of approximately $3.5 billion. The remaining shares of Bavaria SA were acquired via a cash tender offer. Following the completion of the share issuance, ALG’s economic ownership interest in SABMiller was reduced from 33.9% to approximately 28.7%. In addition, ALG elected to convert all of its non-voting shares into voting shares, and as a result increased its voting interest from 24.9% to 28.7%. The issuance of SABMiller ordinary shares in exchange for a controlling interest in

Bavaria SA resulted in a change of ownership gain for ALG of $402 million, net of income taxes, that was recorded in stockholders’ equity in the fourth quarter of 2005. ALG records its share of SABMiller’s net earnings, based on its economic ownership percentage, in minority interest in earnings from continuing operations and equity earnings, net, on the consolidated statements of earnings.

Note 8.

Finance Assets, net:

In 2003, PMCC shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2006, 2005 and 2004, PMCC received proceeds from asset sales and maturities of $357 million, $476 million and $644 million, respectively, and recorded gains of

$132 million, $72 million and $112 million, respectively, in operating companies income.

At December 31, 2006, finance assets, net, of $6,740 million were comprised of investments in finance leases of $7,207 million and other receivables of $13 million, reduced by allowance for losses of $480 million. At December 31, 2005, finance assets, net, of $7,189 million were comprised of investments in finance leases of $7,737 million and other receivables of $48 million, reduced by allowance for losses of $596 million.

A summary of the net investment in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total
(in millions)	2006	2005	2006	2005	2006	2005
Rentals receivable, net	$ 7,517	$ 8,237	$ 426	$ 628	$ 7,943	$ 8,865
Unguaranteed residual values	1,752	1,846	98	101	1,850	1,947
Unearned income	(2,520)	(2,878)	(37)	(159)	(2,557)	(3,037)
Deferred investment tax credits	(29)	(38)			(29)	(38)

Investments in finance leases	6,720	7,167	487	570	7,207	7,737
Deferred income taxes	(5,443)	(5,666)	(293)	(320)	(5,736)	(5,986)

Net investments in finance leases	$ 1,277	$ 1,501	$ 194	$ 250	$ 1,471	$ 1,751

For leveraged leases, rentals receivable, net, represent unpaid rentals, net of principal and interest payments on third-party nonrecourse debt. PMCC’s rights to rentals receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The payment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $15.1 billion and $16.7 billion at December 31, 2006 and 2005, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2006, 2005 and 2004.

At December 31, 2006, PMCC’s investment in finance leases was principally comprised of the following investment categories: electric power (29%), aircraft (26%), rail and surface transport (23%), manufacturing (12%), and real estate (10%). Investments located outside the United States, which are primarily dollar-denominated, represent 22% and 20% of PMCC’s investments in finance leases in 2006 and 2005, respectively.

Among its leasing activities, PMCC leases a number of aircraft, predominantly to major United States passenger carriers. At December 31, 2006, $1.9 billion of PMCC’s finance asset balance related to aircraft. Two of PMCC’s aircraft lessees, Delta Air Lines, Inc. (“Delta”) and Northwest Airlines, Inc. (“Northwest”) are currently under bankruptcy protection. In addition, PMCC leases one natural gas-fired power plant to an indirect subsidiary of Calpine Corporation (“Calpine”). Calpine, which has guaranteed the lease, is currently operating under bankruptcy protection. PMCC does not record income on leases in bankruptcy. Should a lease rejection or foreclosure occur, it would result in the write-off of the finance asset balance against PMCC’s allowance for losses and the acceleration of deferred tax payments on these leases. At December 31, 2006, PMCC’s finance asset balances for these leases were as follows:

■	Delta — PMCC’s leveraged leases with Delta for six Boeing 757, nine Boeing 767, and four McDonnell Douglas (MD-88) aircraft total $257 million. The finance asset balance has been provided for in the allowance for losses.

■	Northwest — PMCC has leveraged leases for three Airbus A-320 aircraft totaling $32 million. In 2006, PMCC sold ten Airbus A-319 aircraft financed under leveraged leases, which were rejected by the lessee in 2005. Additionally, during 2006, five regional jets (“RJ85s”) previously financed as leveraged leases were foreclosed upon. Based on PMCC’s assessment of the prospect for recovery on the A-320 aircraft, a portion of the outstanding finance asset balance has been provided for in the allowance for losses.

Exhibit 13

■	Calpine — PMCC’s leveraged lease for one 750 megawatt (“MW”) natural gas-fired power plant (located in Pasadena, Texas) was $60 million. The lessee (an affiliate of Calpine) was not included as part of the bankruptcy filing of Calpine. In addition, leases of two 265 MW natural gas-fired power plants (located in Tiverton, Rhode Island, and Rumford, Maine), which were part of the bankruptcy filing, were rejected during the first quarter of 2006. It is anticipated that at some point during the Calpine bankruptcy proceedings, PMCC’s interest in these plants will be foreclosed upon by the lenders under the leveraged leases. Based on PMCC’s assessment of the prospect for recovery on the Pasadena plant, a portion of the outstanding finance asset balance has been provided for in the allowance for losses.

At December 31, 2006, PMCC’s allowance for losses was $480 million. During the second quarter of 2006, PMCC increased its allowance for losses by $103 million due to continuing issues within the airline industry. Charge-offs to the allowance for losses in 2006 totaled $219 million. The acceleration of taxes on the foreclosures of Northwest RJ85s and six aircraft previously financed under leveraged leases with United Air Lines, Inc. (“United”) written off in the first quarter of 2006 upon United’s emergence from bankruptcy, totaled approximately $80 million. Foreclosures on Delta and Calpine (Tiverton & Rumford) leveraged leases will result in the acceleration of previously deferred taxes of approximately $180 million.

In the third quarter of 2005, PMCC recorded a provision for losses of $200 million due to continuing uncertainty within its airline portfolio and bankruptcy filings by Delta and Northwest. As a result of this provision, PMCC’s fixed charges coverage ratio did not meet its 1.25:1 requirement under a support agreement with ALG. Accordingly, as required by the support agreement, a support payment of $150 million was made by ALG to PMCC in September 2005. In addition, in the fourth quarter of 2004, PMCC recorded a provision for losses of $140 million for its airline industry exposure. During 2006, 2005 and 2004, charge-offs to the allowance for losses were $219 million, $101 million and $39 million, respectively. It is possible that additional adverse developments may require PMCC to increase its allowance for losses.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2006, were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2007	$ 167	$ 55	$ 222
2008	266	48	314
2009	276	48	324
2010	323	45	368
2011	196	49	245
2012 and thereafter	6,289	181	6,470

Total	$7,517	$426	$7,943

Included in net revenues for the years ended December 31, 2006, 2005 and 2004, were leveraged lease revenues of $302 million, $303 million and $351 million, respectively, and direct finance lease revenues of $8 million, $11 million and $38 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2006, 2005 and 2004, was $107 million, $108 million and $136 million, respectively.

Income from investment tax credits on leveraged leases and initial direct costs and executory costs on direct finance leases were not significant during the years ended December 31, 2006, 2005 and 2004.

As discussed further in Note 14. Income Taxes, the Internal Revenue Service has disallowed benefits pertaining to several PMCC leverage lease transactions for the years 1996 through 1999.

Note 9.

Short-Term Borrowings and

Borrowing Arrangements:

At December 31, 2006 and 2005, Altria Group, Inc.’s short-term borrowings and related average interest rates consisted of the following:

	2006		2005
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Consumer products:
Bank loans:
Kraft	$465	6.5%	$ 398	5.5%
Other Altria Group companies	420	8.2	4,411	4.1
Commercial paper —
Kraft	1,250	5.4	407	4.3
Amount reclassified as long-term debt			(2,380)

	$2,135		$2,836

The fair values of Altria Group, Inc.’s short-term borrowings at December 31, 2006 and 2005, based upon current market interest rates, approximate the amounts disclosed above.

At December 31, 2006, ALG’s debt ratings by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody’s	P-2	Baa1	Stable
Standard & Poor’s	A-2	BBB	Positive
Fitch	F-2	BBB+	Stable

As discussed in Note 5. Acquisitions, the purchase price of the Sampoerna acquisition was primarily financed through a euro 4.5 billion bank credit facility arranged for PMI and its subsidiaries in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. At December 31, 2006, borrowings under the term loan were included in long-term debt. These facilities, which are not guaranteed by ALG, require PMI to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio of not less than 3.5 to 1.0. At December 31, 2006, PMI’s ratio calculated in accordance with the agreements was 29.0 to 1.0.

ALG has a 364-day revolving credit facility in the amount of $1.0 billion, which expires on March 30, 2007. In addition, ALG maintains a multi-year credit facility in the amount of $4.0 billion, which expires in April 2010. The ALG facilities require the maintenance of an earnings to fixed charges ratio, as defined by the agreement, of not less than 2.5 to 1.0. At December 31, 2006, the ratio calculated in accordance with the agreement was 11.6 to 1.0.

Kraft maintains a multi-year revolving credit facility, which is for its sole use, in the amount of $4.5 billion, which expires in April 2010 and requires the

Exhibit 13

maintenance of a minimum net worth of $20.0 billion. At December 31, 2006, Kraft’s net worth was $28.6 billion.

ALG, PMI and Kraft expect to continue to meet their respective covenants. These facilities do not include any credit rating triggers or any provisions that could require the posting of collateral. The multi-year facilities enable the respective companies to reclassify short-term debt on a long-term basis.

At December 31, 2006, credit lines for ALG, Kraft and PMI, and the related activity, were as follows:

ALG

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day	$1.0	$—	$—	$1.0
Multi-year	4.0			4.0

	$5.0	$—	$—	$5.0

Kraft

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
Multi-year	$4.5	$—	$1.3	$3.2

PMI

Type (in billions of dollars)	Credit Lines	Amount Drawn	Lines Available
euro 2.5 billion, 3-year term loan	$2.0	$2.0	$ —
euro 2.0 billion, 5-year revolving credit	2.6		2.6

	$4.6	$2.0	$2.6

In addition to the above, certain international subsidiaries of ALG and Kraft maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.2 billion for ALG subsidiaries (other than Kraft) and approximately $1.1 billion for Kraft subsidiaries, are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.6 billion and $1.0 billion at December 31, 2006 and 2005, respectively. At December 31, 2006, Kraft also had approximately $0.3 billion of outstanding short-term debt related to its United Biscuits acquisition discussed in Note 5. Acquisitions.

ALG does not guarantee the debt of Kraft or PMI.

Note 10.

Long-Term Debt:

At December 31, 2006 and 2005, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)	2006	2005
Consumer products:
Short-term borrowings, reclassified as long-term debt	$ —	$ 2,380
Notes, 4.00% to 7.65% (average effective rate 5.89%), due through 2031	10,640	12,721
Debentures, 7.00% to 7.75% (average effective rate 8.41%), $950 million face amount, due through 2027	920	981
Foreign currency obligations:
Euro, 3.97% to 5.63% (average effective rate 4.64%), due 2008	3,305	2,387
Other foreign	417	448
Other	163	166

	15,445	19,083
Less current portion of long-term debt	(2,066)	(3,430)

	$ 13,379	$15,653

Financial services:
Eurodollar bonds, 7.50%, due 2009	$499	$499
Swiss franc, 4.00%, due 2007	620	1,336
Euro, 6.88%, due 2006		179

	$ 1,119	$ 2,014

Included in Altria Group, Inc.’s long-term debt amounts above were the following amounts related to Kraft at December 31, 2006 and 2005:

(in millions)	2006	2005
Notes, 4.00% to 7.55% (average effective rate 5.62%), due through 2031	$ 8,290	$ 9,537
7% Debenture (effective rate 11.32% ), $200 million face amount, due 2011	170	165
Foreign currency obligations	15	16
Other	24	25

	8,499	9,743
Less current portion of long-term debt	(1,418)	(1,268)

	$ 7,081	$ 8,475

Aggregate maturities of Altria Group, Inc.’s long-term debt are as follows:

	Consumer Products
(in millions)	Kraft	Other Altria Group Companies	Financial Services
2007	$ 1,418	$ 648	$ 620
2008	707	4,224
2009	755	297	499
2010	2	22
2011	2,202	3
2012 – 2016	2,695	1,001
2017 – 2021	1
Thereafter	750	750

Exhibit 13

Based on market quotes, where available, or interest rates currently available to Altria Group, Inc. for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2006 and 2005 was $17.1 billion and $21.7 billion, respectively.

ALG does not guarantee the debt of Kraft or PMI.

Note 11.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2004	2,805,961,317	(768,697,895)	2,037,263,422
Exercise of stock options and issuance of other stock awards		22,264,054	22,264,054

Balances, December 31, 2004	2,805,961,317	(746,433,841)	2,059,527,476
Exercise of stock options and issuance of other stock awards		24,736,923	24,736,923

Balances, December 31, 2005	2,805,961,317	(721,696,918)	2,084,264,399
Exercise of stock options and issuance of other stock awards		12,816,529	12,816,529

Balances, December 31, 2006	2,805,961,317	(708,880,389)	2,097,080,928

At December 31, 2006, 89,488,842 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

During 2006, 2005 and 2004, Kraft repurchased 38.7 million, 39.2 million and 21.5 million shares of its Class A common stock at a cost of $1.2 billion, $1.2 billion and $700 million, respectively.

Note 12.

Stock Plans:

Under the Altria Group, Inc. 2005 Performance Incentive Plan (the “2005 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, restricted and deferred stock units, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 50 million shares of common stock may be issued under the 2005 Plan. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2005 Stock Compensation Plan for Non-Employee Directors (the “2005 Directors Plan”). At December 31, 2006, employees held options to purchase 40,093,392 shares of Altria Group, Inc.’s common stock, of which 14,525,177 shares were held by Kraft employees. Shares available to be granted under the 2005 Plan and the 2005 Directors Plan at December 31, 2006 were 45,912,082 and 962,948, respectively.

Altria Group, Inc. has not granted stock options to employees since 2002. Under certain circumstances, senior executives who exercise outstanding stock options using shares to pay the option exercise price and taxes receive EOSOs equal to the number of shares tendered. EOSOs are granted at an exercise price of not less than fair market value on the date of the grant, and become exercisable six months after the grant date. This feature will cease during 2007.

In addition, Kraft may grant stock options, stock appreciation rights, restricted stock, restricted and deferred units, and other awards of its Class A common stock to its employees under the terms of the Kraft 2005 Performance Incentive Plan (the “Kraft Plan”). Up to 150 million shares of Kraft’s Class A common stock may be issued under the Kraft Plan, of which no more than 45 million shares may be awarded as restricted stock. At December 31, 2006, Kraft’s employees held options to purchase 12,978,151 shares of Kraft’s Class A common stock. Shares available to be granted under the Kraft Plan at December 31, 2006 were 143,669,750. Restricted shares available for grant under the Kraft Plan at December 31, 2006 were 38,669,750.

Concurrent with Kraft’s Initial Public Offering (“IPO”) in June 2001, certain Altria Group, Inc. employees received a one-time grant of options to purchase shares of Kraft’s Class A common stock held by Altria Group, Inc. at the IPO price of $31.00 per share. At December 31, 2006, employees held options to purchase approximately 1.3 million shares of Kraft’s Class A common stock from Altria Group, Inc.

Stock Option Plan

Pre-tax compensation cost and the related tax benefit for stock option awards totaled $17 million and $6 million, respectively, for the year ended December 31, 2006. These amounts included $3 million and $1 million, respectively, related to Kraft. The fair value of the awards was determined using a modified Black-Scholes methodology using the following weighted average assumptions:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2006 Altria Group, Inc.	4.83%	4 years	28.30%	4.29%
2005 Altria Group, Inc.	3.97	4	32.66	4.39
2004 Altria Group, Inc.	2.96	4	37.01	5.22

Exhibit 13

Altria Group, Inc. stock option activity was as follows for the year ended December 31, 2006:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at
January 1, 2006	51,657,197	$41.82
Options granted (EOSOs)	725,129	75.18
Options exercised	(12,218,054)	39.77
Options canceled	(70,880)	41.96

Balance at December 31, 2006	40,093,392	43.05	3 years	$1.7 billion

Exercisable at December 31, 2006	39,819,096	42.79	3 years	$1.7 billion

The aggregate intrinsic value shown in the table above was based on the December 31, 2006 closing price for Altria Group, Inc.’s common stock of $85.82. The weighted-average grant date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $14.53, $14.41 and $11.09, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $456 million, $756 million and $441 million, respectively.

Restricted Stock Plans

Altria Group, Inc. and Kraft may grant shares of restricted stock and rights to receive shares of stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. Restricted stock generally vests on the third anniversary of the grant date.

The fair value of the restricted shares and rights at the date of grant is amortized to expense ratably over the restriction period, which is generally three years. Altria Group, Inc. recorded pre-tax compensation expense related to restricted stock and rights for the years ended December 31, 2006, 2005 and 2004 as follows:

(in millions)
For the Years Ended December 31,	2006	2005	2004
Altria Group	$114	$115	$ 79
Kraft	139	148	106
Total	$253	$263	$185

The deferred tax benefit recorded related to this compensation expense was $93 million, $97 million and $68 million for the years ended December 31, 2006, 2005 and 2004. The pre-tax compensation expense for the year ended December 31, 2006 includes the pre-tax cumulative effect gain of $14 million from the adoption of SFAS No. 123(R) ($9 million of which related to Kraft). The unamortized compensation expense related to Altria Group, Inc. and Kraft restricted stock and rights was $341 million at December 31, 2006. This amount included $184 million related to Kraft and $157 million related to Altria Group, Inc. The unamortized compensation expense is expected to be recognized over a weighted average period of 2 years.

Altria Group, Inc. restricted stock and rights activity was as follows for the year ended December 31, 2006:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2006	7,839,799	$48.99
Granted	1,963,960	74.21
Vested	(2,998,400)	36.74
Forfeited	(408,649)	58.98
Balance at December 31, 2006	6,396,710	61.80

The weighted-average grant date fair value of Altria Group, Inc. restricted stock and rights granted during the years ended December 31, 2006, 2005 and 2004 was $146 million, $137 million and $133 million, respectively, or $74.21, $62.05 and $55.42 per restricted share or right, respectively. The total fair value of Altria Group, Inc. restricted stock and rights vested during the years ended December 31, 2006, 2005 and 2004 was $215 million, $4 million and $8 million, respectively.

Kraft’s restricted stock and rights activity was as follows for the year ended December 31, 2006:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2006	15,085,116	$33.80
Granted	6,850,265	29.16
Vested	(4,213,377)	36.29
Forfeited	(2,446,584)	32.07
Balance at December 31, 2006	15,275,420	31.31

The weighted-average grant date fair value of restricted stock and rights granted at Kraft during the years ended December 31, 2006, 2005 and 2004 was $200 million, $200 million and $195 million, respectively, or $29.16, $33.26 and $32.23 per restricted share or right, respectively. The total fair value of Kraft restricted stock and rights vested during the years ended December 31, 2006, 2005 and 2004 was $123 million, $2 million and $1 million, respectively.

Exhibit 13

Note 13.

Earnings per Share:

Basic and diluted EPS from continuing and discontinued operations were calculated using the following:

(in millions)
For the Years Ended December 31,	2006	2005	2004
Earnings from continuing operations	$12,022	$10,668	$9,420
Loss from discontinued operations		(233)	(4)

Net earnings	$12,022	$10,435	$9,416

Weighted average shares for basic EPS	2,087	2,070	2,047
Plus incremental shares from assumed conversions:
Restricted stock and stock rights	4	6	3
Stock options	14	14	13

Weighted average shares for diluted EPS	2,105	2,090	2,063

For the 2006, 2005 and 2004 computations, the number of stock options excluded from the calculation of weighted average shares for diluted EPS because their effects were antidilutive was immaterial.

Note 14.

Income Taxes:

Earnings from continuing operations before income taxes and minority interest, and provision for income taxes consisted of the following for the years ended December 31, 2006, 2005 and 2004:

(in millions)	2006	2005	2004
Earnings from continuing operations before income taxes, minority interest, and equity earnings, net:
United States	$ 8,567	$ 8,062	$ 7,414
Outside United States	7,969	7,373	6,590

Total	$16,536	$15,435	$14,004

Provision for income taxes:
United States federal:
Current	$ 2,454	$ 2,909	$ 2,106
Deferred	(518)	(765)	450

	1,936	2,144	2,556
State and local	345	355	398

Total United States	2,281	2,499	2,954

Outside United States:
Current	2,060	2,179	1,605
Deferred	10	(60)	(19)

Total outside United States	2,070	2,119	1,586

Total provision for income taxes	$ 4,351	$ 4,618	$ 4,540

The Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Altria Group, Inc. agreed with the RAR, with the exception of certain leasing matters discussed below. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Although there was no impact to Altria Group, Inc.’s consolidated operating cash flow, Altria Group, Inc. reimbursed $337 million in cash to Kraft for its portion of the $1.0 billion in tax benefits, as well as pre-tax interest of $46 million. The tax reversal, adjusted for Kraft’s minority interest, resulted in an increase to net earnings of $960 million for the year ended December 31, 2006.

Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on recent Revenue Rulings, a recent IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FASB Interpretation No. 48 and FASB Staff Position No. FAS 13-2.

As previously discussed in Note 2. Summary of Significant Accounting Policies, Altria Group, Inc.’s adoption of FIN 48 will result in an increase to stockholders’ equity as of January 1, 2007 of approximately $800 million to $900 million. In addition, the adoption of FASB Staff Position No. FAS 13-2 will result in a reduction to stockholders’ equity of approximately $125 million as of January 1, 2007.

The loss from discontinued operations for the year ended December 31, 2005, includes additional tax expense of $280 million from the sale of Kraft’s sugar confectionery business, prior to any minority interest impact. The loss from discontinued operations for the year ended December 31, 2004, included a deferred income tax benefit of $43 million.

At December 31, 2006, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $11 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested.

Exhibit 13

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

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit excluding IRS audit impacts	1.6	1.4	1.8
Benefit related to dividend repatriation under the Jobs Act		(2.4)
Benefit principally related to reversal of federal and state reserves on conclusion of IRS audit	(6.1)
Reversal of other tax accruals no longer required	(0.9)	(0.9)	(3.1)
Foreign rate differences	(3.9)	(3.3)	(3.6)
Foreign dividend repatriation cost	0.1		2.2
Other	0.5	0.1	0.1

Effective tax rate	26.3%	29.9%	32.4%

The tax provision in 2006 includes $1.0 billion of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of tax accruals of $52 million no longer required at Kraft, the majority of which was in the first quarter of 2006, tax expense at Kraft of $57 million related to the sale of its pet snacks brand and assets in the third quarter, and the reversal of foreign tax accruals no longer required at PMI of $105 million in the fourth quarter. The tax provision in 2005 includes a $372 million benefit related to dividend repatriation under the Jobs Act in 2005, the reversal of $82 million of tax accruals no longer required at Kraft, the majority of which was in the first quarter of 2005, as well as other benefits, including the impact of the domestic manufacturers’ deduction under the Jobs Act and lower repatriation costs. The tax provision in 2004 includes the reversal of $355 million of tax accruals that are no longer required due to foreign tax events that were resolved during the first quarter of 2004 ($35 million) and the second quarter of 2004 ($320 million), and an $81 million favorable resolution of an outstanding tax item at Kraft, the majority of which occurred in the third quarter of 2004.

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2006 and 2005:

(in millions)	2006	2005
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$ 2,514	$ 1,534
Settlement charges	1,449	1,228
Other	70	9

Total deferred income tax assets	4,033	2,771

Deferred income tax liabilities:
Trade names	(4,131)	(4,341)
Unremitted earnings	(328)	(250)
Property, plant and equipment	(2,363)	(2,404)
Prepaid pension costs	(277)	(1,519)

Total deferred income tax liabilities	(7,099)	(8,514)

Net deferred income tax liabilities	$(3,066)	$(5,743)

Included in the above deferred income tax assets and liabilities were the following amounts related to Kraft at December 31, 2006 and 2005:

(in millions)	2006	2005
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$ 1,531	$ 902
Other	421	691

Total deferred income tax assets	1,952	1,593

Deferred income tax liabilities:
Trade names	(3,746)	(3,966)
Property, plant and equipment	(1,627)	(1,734)
Prepaid pension costs	(161)	(1,081)

Total deferred income tax liabilities	(5,534)	(6,781)

Net deferred income tax liabilities	$(3,582)	$(5,188)

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

Exhibit 13

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

Segment data were as follows:

(in millions)
For the Years Ended December 31,	2006	2005	2004
Net revenues:
Domestic tobacco	$ 18,474	$ 18,134	$ 17,511
International tobacco	48,260	45,288	39,536
North American food	23,118	23,293	22,060
International food	11,238	10,820	10,108
Financial services	317	319	395

Net revenues	$ 101,407	$ 97,854	$ 89,610

Earnings from continuing operations before income taxes, minority interest, and equity earnings, net:
Operating companies income:
Domestic tobacco	$ 4,812	$ 4,581	$ 4,405
International tobacco	8,458	7,825	6,566
North American food	3,753	3,831	3,870
International food	964	1,122	933
Financial services	176	31	144
Amortization of intangibles	(30)	(28)	(17)
General corporate expenses	(720)	(770)	(721)

Operating income	17,413	16,592	15,180
Interest and other debt expense, net	(877)	(1,157)	(1,176)

Earnings from continuing operations before income taxes, minority interest, and equity earnings, net	$ 16,536	$ 15,435	$ 14,004

Items affecting the comparability of results from continuing operations were as follows:

■  Domestic Tobacco Loss on U.S. Tobacco Pool — As further discussed in Note 19. Contingencies, in October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. Under the provisions of FETRA, PM USA was obligated to cover its share of potential losses that the government may incur on the disposition of pool tobacco stock accumulated under the previous tobacco price support program. In 2005, PM USA recorded a $138 million expense for its share of the loss.

■  Domestic Tobacco Quota Buy-Out — The provisions of FETRA require PM USA, along with other manufacturers and importers of tobacco products, to make quarterly payments that will be used to compensate tobacco growers and quota holders affected by the legislation. Payments made by PM USA under FETRA offset amounts due under the provisions of the National Tobacco Grower Settlement Trust (“NTGST”), a trust formerly established to compensate tobacco growers and quota holders. Disputes arose as to the applicability of FETRA to 2004 NTGST payments. During the third quarter of 2005, a North Carolina Supreme Court ruling determined that FETRA enactment had not triggered the offset provisions during 2004 and that tobacco companies were required to make full payment to the NTGST for the full year of 2004. The ruling, along with FETRA billings from the United States Department of Agriculture (“USDA”), established that FETRA was effective beginning in 2005. Accordingly, during the third quarter of 2005, PM USA reversed a 2004 accrual for FETRA payments in the amount of $115 million.

■  International Tobacco Italian Antitrust Charge — During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action.

■  International Tobacco E.C. Agreement — In July 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial.

■  Inventory Sale in Italy — During the first quarter of 2005, PMI made a one-time inventory sale to its new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the international tobacco segment. During the second quarter of 2005, the new distributor reduced its inventories by approximately 1.0 billion units, resulting in lower shipments for PMI. The net impact of these actions was a benefit to PMI’s pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

■  Asset Impairment and Exit Costs — See Note 3. Asset Impairment and Exit Costs, for a breakdown of these charges by segment.

■  Gain on Redemption of United Biscuits Investment — During the third quarter of 2006, operating companies income of the international food segment included a pre-tax gain of $251 million from the redemption of its outstanding investment in United Biscuits.

■  Gains/Losses on Sales of Businesses, net — During 2006, operating companies income of the North American food segment included pre-tax gains on sales of businesses, net, of $117 million, related to Kraft’s sale of its rice brand and assets, pet snacks brand and assets, industrial coconut assets, certain Canadian assets, a small U.S. biscuit brand and a U.S. coffee plant. In addition, in 2006, operating companies income of the international tobacco segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business in the Dominican Republic. During 2005, operating companies income of the international food segment included pre-tax gains on sales of businesses of $109 million, primarily related to the sale

Exhibit 13

of Kraft’s desserts assets in the U.K. During 2004, Kraft sold a Brazilian snack nuts business and trademarks associated with a candy business in Norway, and recorded aggregate pre-tax losses of $3 million.

■  Provision for Airline Industry Exposure — As discussed in Note 8. Finance Assets, net, during 2006, PMCC increased its allowance for losses by $103 million, due to continuing issues within the airline industry. During 2005, PMCC increased its allowance for losses by $200 million, reflecting its exposure to the troubled airline industry, particularly Delta and Northwest, both of which filed for bankruptcy protection during 2005. Also, during 2004, in recognition of the economic downturn in the airline industry, PMCC increased its allowance for losses by $140 million.

See Notes 4 and 5, respectively, regarding divestitures and acquisitions.

(in millions)
For the Years Ended December 31,	2006	2005	2004
Depreciation expense from continuing operations:
Domestic tobacco	$202	$208	$203
International tobacco	635	509	453
North American food	557	551	555
International food	327	316	309

	1,721	1,584	1,520
Other	53	61	66

Total depreciation expense from continuing operations	1,774	1,645	1,586
Depreciation expense from discontinued operations		2	4

Total depreciation expense	$1,774	$1,647	$1,590

Assets:
Tobacco	$32,618	$32,370	$27,472
Food	57,045	58,626	60,760
Financial services	6,790	7,408	7,845

	96,453	98,404	96,077
Other	7,817	9,545	5,571

Total assets	$104,270	$107,949	$101,648

Capital expenditures from continuing operations:
Domestic tobacco	$361	$228	$185
International tobacco	886	736	711
North American food	712	720	613
International food	457	451	389

	2,416	2,135	1,898
Other	38	71	11

Total capital expenditures from continuing operations	2,454	2,206	1,909
Capital expenditures from discontinued operations			4

Total capital expenditures	$2,454	$2,206	$1,913

Altria Group, Inc.’s operations outside the United States, which are principally in the tobacco and food businesses, are organized into geographic regions within each segment, with Europe being the most significant. Total tobacco and food segment net revenues attributable to customers located in Germany, Altria Group, Inc.’s largest European market, were $9.4 billion, $9.3 billion and $9.0 billion for the years ended December 31, 2006, 2005 and 2004, respectively.

Geographic data for net revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill and other intangible assets, net) were as follows:

(in millions)
For the Years Ended December 31,	2006	2005	2004
Net revenues:
United States — domestic	$ 39,470	$39,273	$37,729
— export	3,610	3,630	3,493
Europe	41,004	39,880	36,163
Other	17,323	15,071	12,225

Total net revenues	$101,407	$97,854	$89,610

Long-lived assets:
United States	$ 22,075	$27,793	$26,347
Europe	6,685	6,716	6,829
Other	4,038	4,244	3,459

Total long-lived assets	$ 32,798	$38,753	$36,635

Note 16.

Benefit Plans:

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. Altria Group, Inc. adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. Altria Group, Inc.’s non-U.S. pension plans (other than Canadian pension plans) are measured at September 30 of each year. Subsidiaries of PMI and Kraft Foods International are expected to adopt the measurement date provision beginning December 31, 2008. Altria Group, Inc. is presently evaluating the impact of the measurement date change, which is not expected to be significant.

Exhibit 13

The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows:

	Before		After
	Application		Application
	of		of
(in millions)	SFAS No. 158	Adjustments	SFAS No. 158

Other current assets	$ 2,999	$ (123)	$ 2,876
Total current assets	26,275	(123)	26,152
Prepaid pension assets	5,522	(3,593)	1,929
Other assets	6,185	620	6,805
Total consumer products assets	100,576	(3,096)	97,480
Total assets	107,366	(3,096)	104,270

Accrued liabilities — other	3,153	16	3,169
Total current liabilities	25,411	16	25,427
Deferred income taxes	6,957	(1,636)	5,321
Accrued pension costs	951	612	1,563
Accrued postretirement healthcare costs	3,595	1,428	5,023
Minority interest	3,773	(245)	3,528
Other liabilities	3,597	115	3,712
Total consumer products liabilities	57,663	290	57,953
Total liabilities	64,361	290	64,651

Accumulated other comprehensive losses	(422)	(3,386)	(3,808)
Total stockholders’ equity	43,005	(3,386)	39,619

Total liabilities and stockholders’ equity	107,366	(3,096)	104,270

Included in Altria Group, Inc.’s adjustment amounts above was a decrease to Kraft’s total assets of $2,286 million, a decrease to Kraft’s total liabilities of $235 million and a decrease to Kraft’s stockholders’ equity of $2,051 million.

The amounts recorded in accumulated other comprehensive losses at December 31, 2006 consisted of the following:

	U.S. and Non-U.S.	Post-	Post-
(in millions)	Pensions	retirement	employment	Total

Net losses	$(4,648)	$(1,671)	$(132)	$(6,451)
Prior service cost	(208)	234		26
Net transition obligation	(6)			(6)
Deferred income taxes	1,689	691	50	2,430
Minority interest	227	54	(4)	277

Amounts to be amortized	(2,946)	(692)	(86)	(3,724)
Reverse additional minimum pension liability, net of taxes and minority interest	338			338

Initial adoption of
SFAS No. 158	$(2,608)	$ (692)	$ (86)	$(3,386)

Initial adoption of
SFAS No. 158 at Kraft
(included above)	$(1,600)	$ (491)	$ 40	$(2,051)

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

Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of Altria Group, Inc.’s pension plans at December 31, 2006 and 2005, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2006	2005	2006	2005

Benefit obligation at January 1	$11,350	$10,896	$6,886	$6,201
Service cost	285	277	234	206
Interest cost	645	616	280	283
Benefits paid	(737)	(778)	(298)	(274)
Termination, settlement and curtailment	59	50	(37)	(5)
Actuarial (gains) losses	(74)	268	(182)	727
Currency			462	(392)
Acquisitions				71
Other	13	21	57	69

Benefit obligation at December 31	11,541	11,350	7,402	6,886

Fair value of plan assets at January 1	11,222	10,569	5,322	4,476
Actual return on plan assets	1,781	686	541	759
Employer contributions	432	737	592	497
Employee contributions			29	26
Benefits paid	(737)	(767)	(298)	(189)
Termination, settlement and curtailment			(40)	(11)
Currency			373	(257)
Actuarial gains (losses)	26	(3)	13	(3)
Acquisitions				24

Fair value of plan assets at December 31	12,724	11,222	6,532	5,322

Net pension asset (liability) recognized at December 31, 2006	$ 1,183		$ (870)

Funded status (plan assets less than benefit obligations) at December 31, 2005		(128)		(1,564)
Unrecognized actuarial losses		4,469		1,849
Unrecognized prior service cost		123		93
Additional minimum liability		(177)		(787)
Unrecognized net transition obligation				8

Net prepaid pension asset (liability) recognized at December 31, 2005		$ 4,287		$ (401)

Net prepaid pension asset (liability) recognized at Kraft (included above)	$ 741	$ 2,717	$ (613)	$ (332)

Exhibit 13

The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $0.3 billion at December 31, 2006 and $3.9 billion at December 31, 2005. These amounts were recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2006 and 2005, as follows:

(in billions)	2006	2005
Prepaid pension assets	$ 1.9	$ 5.7
Other accrued liabilities		(0.1)
Accrued pension costs	(1.6)	(1.7)
	$ 0.3	$ 3.9

Included in the Altria Group, Inc. amounts above were the following amounts related to Kraft:

(in billions)	2006	2005
Prepaid pension assets	$ 1.2	$ 3.6
Other accrued liabilities	(0.1)
Accrued pension costs	(1.0)	(1.2)
	$ 0.1	$ 2.4

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $10.3 billion and $10.1 billion at December 31, 2006 and 2005, respectively. The accumulated benefit obligation for non-U.S. pension plans was $6.6 billion and $6.1 billion at December 31, 2006 and 2005, respectively.

For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $467 million, $379 million and $15 million, respectively, as of December 31, 2006, and $488 million, $384 million and $18 million, respectively, as of December 31, 2005. The majority of these relate to plans for salaried employees that cannot be funded under I.R.S. regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,549 million, $1,445 million and $689 million, respectively, as of December 31, 2006, and $4,583 million, $4,052 million and $2,956 million, respectively, as of December 31, 2005.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s benefit obligations under the plans at December 31:

	U.S. Plans		Non-U.S. Plans
	2006	2005	2006	2005
Discount rate	5.90%	5.64%	4.32%	4.04%
Rate of compensation increase	4.20	4.20	3.09	3.13

Altria Group, Inc.’s 2006 year-end U.S. and Canadian plans discount rates were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the benefit obligations. The 2006 year-end discount rates for Altria Group, Inc.’s non-U.S. plans were developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2006, 2005 and 2004:

	U.S. Plans			Non-U.S. Plans
(in millions)	2006	2005	2004	2006	2005	2004
Service cost	$ 285	$ 277	$ 247	$ 234	$ 206	$ 180
Interest cost	645	616	613	280	283	254
Expected return on plan assets	(897)	(870)	(932)	(393)	(352)	(318)
Amortization:
Net loss from experience differences	352	271	157	111	70	50
Prior service cost	17	19	16	13	14	14
Termination, settlement and curtailment	81	92	48	15	27	3
Net periodic pension cost	$ 483	$ 405	$ 149	$ 260	$ 248	$ 183

During 2006, 2005 and 2004, employees left Altria Group, Inc. under voluntary early retirement and workforce reduction programs. These events resulted in settlement losses, curtailment losses and termination benefits for the U.S. plans in 2006, 2005 and 2004 of $32 million, $19 million and $7 million, respectively. In addition, retiring employees of Kraft North America Commercial (“KNAC”) elected lump-sum payments, resulting in settlement losses of $49 million, $73 million and $41 million in 2006, 2005 and 2004, respectively. During 2006, 2005 and 2004, non-U.S. plant closures and early retirement benefits resulted in curtailment and settlement losses of $15 million, $27 million and $3 million, respectively.

The estimated net loss and prior service cost for the combined U.S. and non-U.S. pension plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 are $341 million and $31 million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net pension cost for the years ended December 31:

	U.S. Plans			Non-U.S. Plans
	2006	2005	2004	2006	2005	2004
Discount rate	5.64%	5.75%	6.25%	4.04%	4.75%	4.87%
Expected rate of return on plan assets	8.00	8.00	9.00	7.42	7.54	7.82
Rate of compensation increase	4.20	4.20	4.20	3.13	3.28	3.40

Altria Group, Inc.’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

Exhibit 13

ALG and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of ALG also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $247 million, $256 million and $244 million in 2006, 2005 and 2004, respectively.

Plan Assets

The percentage of fair value of pension plan assets at December 31, 2006 and 2005, was as follows:

	U.S. Plans		Non-U.S. Plans
Asset Category	2006	2005	2006	2005
Equity securities	72%	74%	58%	60%
Debt securities	28	25	36	35
Real estate			2	3
Other		1	4	2

Total	100%	100%	100%	100%

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

Altria Group, Inc. presently makes, and plans to make, contributions, to the extent that they are tax deductible and do not generate an excise tax liability, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded U.S. and non-U.S. plans. Currently, Altria Group, Inc. anticipates making contributions of approximately $38 million in 2007 to its U.S. plans and approximately $262 million in 2007 to its non-U.S. plans, based on current tax law. These amounts include approximately $16 million and $157 million that Kraft anticipates making to its U.S. and non-U.S. plans, respectively. However, these estimates are subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or significant changes in interest rates.

The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2006, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2007	$740	$296
2008	657	302
2009	678	310
2010	705	321
2011	736	329
2012 – 2016	4,167	1,816

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2006, 2005 and 2004:

(in millions)	2006	2005	2004
Service cost	$99	$96	$85
Interest cost	295	280	280
Amortization:
Net loss from experience differences	117	82	57
Prior service credit	(32)	(29)	(25)
Other expense		2	1

Net postretirement health care costs	$479	$431	$398

The estimated net loss and prior service cost for the postretirement benefit plans that are expected to be amortized from accumulated other comprehensive income into net postretirement health care costs during 2007 are $102 million and $(35) million, respectively.

During 2005 and 2004, Altria Group, Inc. instituted early retirement programs. These actions resulted in special termination benefits and curtailment losses of $2 million and $1 million in 2005 and 2004, respectively, which are included in other expense, above.

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

Altria Group, Inc. adopted FSP 106-2 in the third quarter of 2004. The impact for 2006, 2005 and 2004 was a reduction of pre-tax net postretirement health care costs and an increase in net earnings, which is included above as a reduction of the following:

(in millions)	2006	2005	2004
Service cost	$10	$10	$4
Interest cost	31	28	11
Amortization of unrecognized net loss from experience differences	30	29	13

Reduction of pre-tax net postretirement health care costs and an increase in net earnings	$71	$67	$28

Reduction related to Kraft included above	$59	$55	$24

Exhibit 13

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net postretirement cost for the years ended December 31:

	U.S. Plans			Canadian Plans
	2006	2005	2004	2006	2005	2004
Discount rate	5.64%	5.75%	6.25%	5.00%	5.75%	6.50%
Health care cost trend rate	8.00	8.00	8.90	9.00	9.50	8.00

Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2006 and 2005, were as follows:

(in millions)	2006	2005
Accumulated postretirement benefit obligation at January 1	$5,395	$4,819
Service cost	99	96
Interest cost	295	280
Benefits paid	(289)	(291)
Curtailments	1	2
Plan amendments	(93)	19
Currency	3	2
Assumption changes	3	352
Actuarial losses	(71)	116
Accrued postretirement health care costs at December 31, 2006	$5,343
Accumulated postretirement benefit obligation at December 31, 2005		5,395
Unrecognized actuarial losses		(1,857)
Unrecognized prior service credit		173
Accrued postretirement health care costs at December 31, 2005		$3,711
Accrued postretirement health care costs at Kraft (included above) at December 31	$3,230	$2,139

The current portion of Altria Group, Inc.’s accrued postretirement health care costs of $320 million and $299 million at December 31, 2006 and 2005, respectively, is included in other accrued liabilities on the consolidated balance sheets. The current portion of Kraft’s accrued postretirement health care costs included in Altria Group, Inc.’s amount was $216 million and $208 million at December 31, 2006 and 2005, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s postretirement benefit obligations at December 31:

	U.S. Plans		Canadian Plans
	2006	2005	2006	2005
Discount rate	5.90%	5.64%	5.00%	5.00%
Health care cost trend rate assumed for next year	8.00	8.00	8.50	9.00
Ultimate trend rate	5.00	5.00	6.00	6.00
Year that the rate reaches the ultimate trend rate	2011	2009	2012	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2006:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total of service and interest cost	13.5%	(10.7)%
Effect on postretirement benefit obligation	10.6	(8.8)

Altria Group, Inc.’s estimated future benefit payments for its postretirement health care plans at December 31, 2006, were as follows:

(in millions)	U.S. Plans	Canadian Plans
2007	$312	$8
2008	324	8
2009	335	8
2010	346	8
2011	357	9
2012 – 2016	1,885	48

Postemployment Benefit Plans

ALG and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2006, 2005 and 2004:

(in millions)	2006	2005	2004
Service cost	$ 23	$ 18	$ 18
Interest cost	16
Amortization of unrecognized net loss	5	9	10
Other expense	299	219	226
Net postemployment costs	$343	$246	$254

As discussed in Note 3. Asset Impairment and Exit Costs, certain employees left Kraft under the restructuring program and certain salaried employees left Altria Group, Inc. under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive income into net postemployment costs during 2007 is approximately $13 million.

Exhibit 13

Altria Group, Inc.’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2006 and 2005, were as follows:

(in millions)	2006	2005

Accumulated benefit obligation at January 1	$ 533	$ 457
Service cost	23	18
Interest cost	16
Kraft restructuring program	247	139
Benefits paid	(358)	(318)
Actuarial losses and assumption changes	138	237
Other	52

Accrued postemployment costs at December 31, 2006	$ 651

Accumulated benefit obligation at December 31, 2005		533
Unrecognized experience loss		(86)

Accrued postemployment costs at December 31, 2005		$ 447

Accrued postemployment costs at Kraft (included above)	$ 238	$ 300

The accumulated benefit obligation was determined using a discount rate of 7.0% in 2006, an assumed ultimate annual turnover rate of 1.0% and 0.5% in 2006 and 2005, respectively, assumed compensation cost increases of 4.2% and 4.3% in 2006 and 2005, respectively, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 17.

Additional Information:

The amounts shown below are for continuing operations.

(in millions)
For the Years Ended December 31,	2006	2005	2004

Research and development expense	$ 1,005	$ 943	$ 809

Advertising expense	$ 1,824	$ 1,784	$ 1,763

Interest and other debt expense, net:
Interest expense	$ 1,331	$ 1,556	$ 1,417
Interest income	(454)	(399)	(241)

	$ 877	$ 1,157	$ 1,176

Interest expense of financial services operations included in cost of sales	$ 81	$ 107	$ 106

Rent expense	$ 746	$ 748	$ 738

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2006, were as follows:

(in millions)

2007	$ 415
2008	316
2009	225
2010	155
2011	115
Thereafter	340

$ 1,566

Note 18.

Financial Instruments:

■  Derivative Financial Instruments: ALG’s subsidiaries operate globally, with manufacturing and sales facilities in various locations around the world. ALG and its subsidiaries utilize certain financial instruments to manage foreign currency and commodity exposures. Derivative financial instruments are used by ALG and its subsidiaries, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates and commodity prices, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently.

Altria Group, Inc. uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2006 and 2005, Altria Group, Inc. had contracts with aggregate notional amounts of $5.9 billion and $4.8 billion, respectively, of which $2.6 billion and $2.2 billion, respectively, were at Kraft. The effective portion of unrealized gains and losses associated with qualifying contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on Altria Group, Inc.’s consolidated statement of earnings.

In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. At December 31, 2006 and 2005, the notional amounts of foreign currency swap agreements aggregated $1.4 billion and $2.3 billion, respectively.

Exhibit 13

Altria Group, Inc. also designates certain foreign currency denominated debt as net investment hedges of foreign operations. During the years ended December 31, 2006 and 2004, these hedges of net investments resulted in losses, net of income taxes, of $164 million and $344 million, respectively, and during the year ended December 31, 2005 resulted in a gain, net of income taxes, of $369 million. These gains and losses were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

Kraft is exposed to price risk related to forecasted purchases of certain commodities used as raw materials. Accordingly, Kraft uses commodity forward contracts as cash flow hedges, primarily for coffee, milk, sugar and cocoa. In general, commodity forward contracts qualify for the normal purchase exception under U.S. GAAP, and are therefore not subject to the provisions of SFAS No. 133. In addition, commodity futures and options are also used to hedge the price of certain commodities, including milk, coffee, cocoa, wheat, corn, sugar, soybean oil, natural gas and heating oil. For qualifying contracts, the effective portion of unrealized gains and losses on commodity futures and option contracts is deferred as a component of accumulated other comprehensive earnings (losses) and is recognized as a component of cost of sales when the related inventory is sold. Unrealized gains or losses on net commodity positions were immaterial at December 31, 2006 and 2005. At December 31, 2006 and 2005, Kraft had net long commodity positions of $533 million and $521 million, respectively.

During the years ended December 31, 2006, 2005 and 2004, ineffectiveness related to fair value hedges and cash flow hedges was not material. Altria Group, Inc. is hedging forecasted transactions for periods not exceeding the next twenty-three months. At December 31, 2006, Altria Group, Inc. estimates that an insignificant amount of derivative gains, net of income taxes, reported in accumulated other comprehensive earnings (losses) will be reclassified to the consolidated statement of earnings within the next twelve months.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2006, 2005 and 2004, as follows:

(in millions)	2006	2005	2004
Gain (loss) as of January 1	$ 24	$ (14)	$ (83)
Derivative (gains) losses transferred to earnings	(35)	(95)	86
Change in fair value	24	133	(17)

Gain (loss) as of December 31	$ 13	$ 24	$ (14)

■  Credit exposure and credit risk: Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 8. Finance Assets, net regarding certain aircraft and other leases.

■  Fair value: The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2006, was $19.2 billion, as compared with its carrying value of $18.7 billion. The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2005, was $24.6 billion, as compared with its carrying value of $23.9 billion.

The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2006, was $9.9 billion, as compared with its carrying value of $3.7 billion. The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2005, was $7.8 billion, as compared with its carrying value of $3.4 billion.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of this statement will not have a material impact on Altria Group, Inc.’s financial statements.

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

Overview of Tobacco-Related Litigation

■  Types and Number of Cases: Claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring and purporting to be brought on behalf of a class of individual plaintiffs, including cases in which the aggregated claims of a number of individual plaintiffs are to be tried in a single proceeding, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits, (iv) class action suits alleging that the uses of the terms “Lights” and “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), and (v) other tobacco-related litigation described below. Damages claimed in some of the tobacco-related litigation range into the billions of dollars. Plaintiffs’ theories of recovery and the defenses raised in pending smoking and health, health care cost recovery and Lights/Ultra Lights cases are discussed below.

Exhibit 13

The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, ALG or PMI, as of December 31, 2006, December 31, 2005 and December 31, 2004, and a page-reference to further discussions of each type of case.

Type of Case	Number of Cases Pending as of December 31, 2006	Number of Cases Pending as of December 31, 2005	Number of Cases Pending as of December 31, 2004	Page References
Individual Smoking and Health Cases(1)	196	228	222	78
Smoking and Health Class Actions and Aggregated Claims Litigation(2)	10	9	9	78
Health Care Cost Recovery Actions	5	4	10	78-81
Lights/Ultra Lights Class Actions	20	24	21	81-83
Tobacco Price Cases	2	2	2	83
Cigarette Contraband Cases	0	0	2	83
Asbestos Contribution Cases	0	1	1

(1)

Does not include 2,624 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke (“ETS”). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages. Also, does not include nine individual smoking and health cases brought against certain retailers that are indemnitees of PM USA.

(2)

Includes as one case the aggregated claims of 928 individuals (of which 583 individuals have claims against PM USA) that are proposed to be tried in a single proceeding in West Virginia. The West Virginia Supreme Court of Appeals has ruled that the United States Constitution does not preclude a trial in two phases in this case. Issues related to defendants’ conduct, plaintiffs’ entitlement to punitive damages and a punitive damages multiplier, if any, would be determined in the first phase. The second phase would consist of individual trials to determine liability, if any, and compensatory damages.

There are also a number of other tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including an estimated 133 individual smoking and health cases as of December 31, 2006 (Argentina (57), Australia (2), Brazil (57), Chile (6), France (1), Italy (5), the Philippines (1), Poland (1), Scotland (1), and Spain (2)), compared with approximately 132 such cases on December 31, 2005, and approximately 121 such cases on December 31, 2004. In addition, in Italy, 23 cases are pending in the Italian equivalent of small claims court where damages are limited to €2,000 per case, and three cases are pending in Finland and one in Israel against defendants that are indemnitees of a subsidiary of PMI.

In addition, as of December 31, 2006, there were two smoking and health putative class actions pending outside the United States against PMI in Brazil (1) and Israel (1) compared with three such cases on December 31, 2005, and three such cases on December 31, 2004. Three health care cost recovery actions are pending in Israel (1), Canada (1) and France (1), against PMI or its affiliates, and two Lights/Ultra Lights class actions are pending in Israel.

■  Pending and Upcoming Trials: As of December 31, 2006, six individual smoking and health cases against PM USA are scheduled for trial in 2007. Trial in an individual smoking and health case in California (Whiteley) began on January 22, 2007. Cases against other tobacco companies are also scheduled for trial through the end of 2007. Trial dates are subject to change.

■  Recent Trial Results: Since January 1999, verdicts have been returned in 45 smoking and health, Lights/Ultra Lights and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 28 of the 45 cases. These 28 cases were tried in California (4), Florida (9), Mississippi (1), Missouri (2), New Hampshire (1), New Jersey (1), New York (3), Ohio (2), Pennsylvania (1), Rhode Island (1), Tennessee (2), and West Virginia (1). Plaintiffs’ appeals or post-trial motions challenging the verdicts are pending in California, the District of Columbia, Florida and Missouri. A motion for a new trial has been granted in one of the cases in Florida. In addition, in December 2002, a court dismissed an individual smoking and health case in California at the end of trial.

In July 2005, a jury in Tennessee returned a verdict in favor of PM USA in a case in which plaintiffs had challenged PM USA’s retail promotional and merchandising programs under the Robinson-Patman Act.

Of the 17 cases in which verdicts were returned in favor of plaintiffs, eight have reached final resolution. A verdict against defendants in a health care cost recovery case has been reversed and all claims were dismissed with prejudice. In addition, a verdict against defendants in a purported Lights class action in Illinois has been reversed and the case has been dismissed with prejudice. After exhausting all appeals, PM USA has paid six judgments totaling $71,476,238, and interest totaling $33,799,281.

Exhibit 13

The chart below lists the verdicts and post-trial developments in 12 cases that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

August 2006	District of Columbia/ United States of America	Health Care Cost Recovery	Finding that defendants, including ALG and PM USA, violated the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (RICO). No monetary damages assessed, but court made specific findings and issued injunctions. See Federal Government’s Lawsuit, below.	Defendants filed notices of appeal to the United States Court of Appeals in September and the Department of Justice filed its notice of appeal in October. In October 2006, a three-judge panel of the Court of Appeals stayed implementation of the trial court’s remedies order pending its review of the decision. See Federal Government’s Lawsuit, below.

March 2005	New York/Rose	Individual Smoking and Health	$3.42 million in compensatory damages against two defendants, including PM USA, and $17.1 million in punitive damages against PM USA.	PM USA’s appeal is pending.

October 2004	Florida/Arnitz	Individual Smoking and Health	$240,000 against PM USA.	In July 2006, the Florida District Court of Appeals affirmed the verdict. In September 2006, the appellate court denied PM USA’s motion for rehearing. PM USA then filed a motion to stay the issuance of the mandate with the appellate court. In October 2006, the appellate court denied this motion and the mandate was issued. PM USA has paid $1.1 million in judgment, interest, costs and attorneys’ fees. In December 2006, the Florida Supreme Court rejected PM USA’s petition for discretionary review.

May 2004	Louisiana/Scott	Smoking and Health Class Action	Approximately $590 million against all defendants including PM USA, jointly and severally, to fund a 10-year smoking cessation program.	In June 2004, the state trial court entered judgment in the amount of the verdict of $590 million, plus prejudgment interest accruing from the date the suit commenced. As of December 31, 2006, the amount of prejudgment interest was approximately $437 million. PM USA’s share of the verdict and prejudgment interest has not been allocated. Defendants, including PM USA, have appealed. See Scott Class Action below.

November 2003	Missouri/Thompson	Individual Smoking and Health	$2.1 million in compensatory damages against all defendants, including $837,403 against PM USA.	In August 2006, a Missouri appellate court denied PM USA’s appeal. In September 2006, the appellate court rejected defendants’ motion to transfer the case to the Missouri Supreme Court. In October 2006, defendants filed an application for transfer to the Missouri Supreme Court, which was denied in December 2006. In January 2007, PM USA paid $1.1 million in judgment and interest to the plaintiff.

March 2003	Illinois/Price	Lights/Ultra Lights Class Action	$7.1005 billion in compensatory damages and $3 billion in punitive damages against PM USA.	In December 2005, the Illinois Supreme Court reversed the trial court’s judgment in favor of the plaintiffs and remanded the case to the trial court with instructions to dismiss the case against PM USA. In May 2006, the Illinois Supreme Court rejected the plaintiffs’ motion for rehearing. In November 2006, the United States Supreme Court denied plaintiffs’ petition for writ of certiorari and in December 2006, the trial court dismissed the case with prejudice. See the discussion of the Price case under the heading “Lights/Ultra Lights Cases.”

Exhibit 13

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.

In December 2002, the trial court reduced the punitive damages award to $28 million. In April 2006, the California Court of Appeal affirmed the $28 million punitive damage award. See discussion(1) below of recent action by the California Supreme Court.

June 2002	Florida/Lukacs	Individual Smoking and Health	$37.5 million in compensatory damages against all defendants, including PM USA.

In March 2003, the trial court reduced the damages award to $24.86 million. PM USA’s share of the damages award is approximately $6 million. The court has not yet entered the judgment on the jury verdict. In January 2007, defendants petitioned the trial court to set aside the jury’s verdict and dismiss plaintiffs’ punitive damages claim. If a judgment is entered in this case, PM USA intends to appeal.

March 2002	Oregon/Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.

In May 2002, the trial court reduced the punitive damages award to $100 million. In May 2006, the Oregon Court of Appeals affirmed the compensatory damages verdict, reversed the award of punitive damages and remanded the case to the trial court for a second trial to determine the amount of punitive damages, if any. In June 2006, plaintiff petitioned the Oregon Supreme Court to review the portion of the Court of Appeals’ decision reversing and remanding the case for a new trial on punitive damages. In October 2006, the Oregon Supreme Court announced that it would hold this petition in abeyance until the United States Supreme Court decides the Williams case discussed below.

July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, that certain Phase I trial court findings be allowed to stand as against the defendants in individual actions that individual former class members may bring within one year of the issuance of the mandate, compensatory damage awards totaling approximately $6.9 million to two individual class members be reinstated and that a third former class member’s claim was barred by the statute of limitations. In December 2006, the Florida Supreme Court denied all motions by the parties for rehearing but issued a revised opinion. In January 2007, the Florida Supreme Court issued the mandate from its revised December opinion and defendants filed a motion with the Florida Third District Court of Appeal requesting the court’s review of legal errors previously raised but not ruled upon. See “Engle Class Action” below.

March 2000	California/Whiteley	Individual Smoking and Health	$1.72 million in compensatory damages against PM USA and another defendant, and $10 million in punitive damages against each of PM USA and the other defendant.

In April 2004, the California First District Court of Appeal entered judgment in favor of defendants on plaintiff’s negligent design claims, and reversed and remanded for a new trial on plaintiff’s fraud-related claims. In May 2006, plaintiff filed an amended consolidated complaint. In September 2006, the trial court granted plaintiff’s motion for a preferential trial date and trial began on January 22, 2007.

Exhibit 13

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	See discussion(2) below.
(1)

In August 2006, the California Supreme Court denied plaintiffs’ petition to overturn the trial court’s reduction of the punitive damage award and granted PM USA’s petition for review challenging the punitive damage award. The court granted review of the case on a “grant and hold” basis under which further action by the court is deferred pending the United States Supreme Court’s decision on punitive damages in the Williams case.

(2)

The trial court reduced the punitive damages award to $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court’s refusal to hear PM USA’s appeal, PM USA recorded a provision of $32 million in connection with this case and petitioned the United States Supreme Court for further review. In October 2003, the United States Supreme Court set aside the Oregon appellate court’s ruling, and directed the Oregon court to reconsider the case in light of the 2003 State Farm decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In February 2006, the Oregon Supreme Court affirmed the Court of Appeals’ decision. Following this decision, PM USA recorded an additional provision of approximately $20 million in interest charges related to this case. The Oregon Supreme Court granted PM USA’s motion to stay the issuance of the appellate judgment pending the filing of, and action on, its petition for writ of certiorari to the United States Supreme Court. The United States Supreme Court granted PM USA’s petition for writ of certiorari in May 2006 and oral argument was heard on October 31, 2006.

In addition to the cases discussed above, in October 2003, a three-judge appellate panel in Brazil reversed a lower court’s dismissal of an individual smoking and health case and ordered PMI’s Brazilian affiliate to pay plaintiff approximately $256,000 and other unspecified damages. PMI’s Brazilian affiliate appealed. In December 2004, the three-judge panel’s decision was vacated by an en banc panel of the appellate court, which upheld the trial court’s dismissal of the case. The case is currently on appeal to the Superior Court.

With respect to certain adverse verdicts and judicial decisions currently on appeal, excluding amounts relating to the Engle case, as of December 31, 2006, PM USA has posted various forms of security totaling approximately $194 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. The cash deposits are included in other assets on the consolidated balance sheets.

■  Engle Class Action: In July 2000, in the second phase of the Engle smoking and health class action in Florida, a jury returned a verdict assessing punitive damages totaling approximately $145 billion against various defendants, including $74 billion against PM USA. Following entry of judgment, PM USA posted a bond in the amount of $100 million and appealed.

In May 2001, the trial court approved a stipulation providing that execution of the punitive damages component of the Engle judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the appeal, will be paid to the court and the court will determine how to allocate or distribute it consistent with Florida Rules of Civil Procedure. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which will be returned to PM USA should it prevail in its appeal of the case. (The $1.2 billion escrow account is included in the December 31, 2006 and December 31, 2005 consolidated balance sheets as other assets. Interest income on the $1.2 billion escrow account is paid to PM USA quarterly and is being recorded as earned, in interest and other debt expense, net, in the consolidated statements of earnings.) In connection with the stipulation, PM USA recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001. In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs petitioned the Florida Supreme Court for further review.

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decerti-

fied, and that members of the decertified class could file individual actions against defendants within one year of issuance of the mandate. The court further declared the following Phase I findings are entitled to res judicata effect in such individual actions brought within one year of the issuance of the mandate: (i) that smoking causes various diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants’ cigarettes were defective and unreasonably dangerous; (iv) that defendants concealed or omitted material information not otherwise known or available knowing that the material was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that all defendants agreed to misrepresent information regarding the health effects or addictive nature of cigarettes with the intention of causing the public to rely on this information to their detriment; (vi) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vii) that all defendants sold or supplied cigarettes that were defective; and (viii) that all defendants were negligent. The court also reinstated compensatory damage awards totaling approximately $6.9 million to two individual plaintiffs and found that a third plaintiff’s claim was barred by the statute of limitations. It is too early to predict how many members of the decertified class will file individual claims in the prescribed time period.

In August 2006, PM USA sought rehearing from the Florida Supreme Court on parts of its July 2006 opinion, including the ruling (described above) that certain jury findings have res judicata effect in subsequent individual trials timely brought by Engle class members. The rehearing motion also asked, among other things, that legal errors that were raised but not expressly ruled upon in the Third District Court of Appeal or in the Florida Supreme Court now be addressed. Plaintiffs also filed a motion for rehearing in August 2006 seeking clarification of the applicability of the statute of limitations to non-members of the decertified class. In December 2006, the Florida Supreme Court refused to revise its July 2006 ruling, except that it revised the set of Phase I findings entitled to res judicata effect by excluding finding (v) listed above (relating to agreement to misrepresent information), and added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations of fact made by defendants. On January 11, 2007, the Florida Supreme Court issued the mandate from its revised opinion. On January 12, 2007, defendants filed a motion with the Florida Third District Court of Appeal requesting that the court address legal errors that the

Exhibit 13

defendants raised previously that were not addressed in the appellate court’s original decision in May 2003.

■  Scott Class Action: In July 2003, following the first phase of the trial in the Scott class action, in which plaintiffs sought creation of a fund to pay for medical monitoring and smoking cessation programs, a Louisiana jury returned a verdict in favor of defendants, including PM USA, in connection with plaintiffs’ medical monitoring claims, but also found that plaintiffs could benefit from smoking cessation assistance. The jury also found that cigarettes as designed are not defective but that the defendants failed to disclose all they knew about smoking and diseases and marketed their products to minors. In May 2004, in the second phase of the trial, the jury awarded plaintiffs approximately $590 million against all defendants jointly and severally, to fund a 10-year smoking cessation program. In June 2004, the court entered judgment, which awarded plaintiffs the approximately $590 million jury award plus prejudgment interest accruing from the date the suit commenced. As of December 31, 2006, the amount of prejudgment interest was approximately $437 million. PM USA’s share of the jury award and prejudgment interest has not been allocated. Defendants, including PM USA, have appealed. Pursuant to a stipulation of the parties, the trial court entered an order setting the amount of the bond at $50 million for all defendants in accordance with an article of the Louisiana Code of Civil Procedure, and a Louisiana statute (the “bond cap law”) fixing the amount of security in civil cases involving a signatory to the MSA (as defined below). Under the terms of the stipulation, plaintiffs reserve the right to contest, at a later date, the sufficiency or amount of the bond on any grounds including the applicability or constitutionality of the bond cap law. In September 2004, defendants collectively posted a bond in the amount of $50 million. The defendants’ appeal is pending.

Smoking and Health Litigation

■  Overview: Plaintiffs’ allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, nuisance, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state anti-racketeering statutes. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

■  Smoking and Health Class Actions: Since the dismissal in May 1996 of a purported nationwide class action brought on behalf of allegedly addicted smokers, plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise addiction claims and, in many cases, claims of physical injury as well.

Class certification has been denied or reversed by courts in 57 smoking and health class actions involving PM USA in Arkansas (1), the District of Columbia (2), Florida (2), Illinois (2), Iowa (1), Kansas (1), Louisiana (1), Maryland (1), Michigan (1), Minnesota (1), Nevada (29), New Jersey (6), New York

(2), Ohio (1), Oklahoma (1), Pennsylvania (1), Puerto Rico (1), South Carolina (1), Texas (1) and Wisconsin (1). A class remains certified in the Scott class action discussed above.

A smoking and health class action is pending in Brazil. Plaintiff is a consumer organization, the Smoker Health Defense Association (ADESF), which filed a claim against Souza Cruz, S.A. and Philip Morris Marketing, S.A. (now Philip Morris Brasil Industria e Commercio Ltda.) at the 19th Civil Court of São Paulo. Trial and appellate courts found that the action could proceed as a class under the Brazilian Consumer Defense Code. Philip Morris Brasil Industria e Commercio Ltda. appealed this decision and this appeal is pending before the Supreme Federal Court in Brazil. In addition, in February 2004, the trial court awarded the equivalent of approximately R$1,000 (with the current exchange rate, approximately U.S. $450) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. The court order contemplates a second stage of the case in which individuals are to file their claims. Material damages, if any, will be assessed in this second phase. Defendants have appealed this decision to the São Paulo Court of Appeals, and execution of the judgment has been stayed until the appeal is resolved.

■  Caronia Class Action: In January 2006, plaintiffs brought this putative class action in the United States District Court for the Eastern District of New York on behalf of New York residents who: are age 50 or older; have smoked the Marlboro brand for 20 pack-years or more; and have neither been diagnosed with lung cancer nor are under examination by a physician for suspected lung cancer. Plaintiffs seek the creation of a court-supervised program providing members of the purported class Low Dose CT Scanning in order to identify and diagnose lung cancer.

■  Espinosa Class Action: In December 2006, plaintiffs brought this putative class action against PM USA and other defendants in the Circuit Court of Cook County, Illinois on behalf of individuals from throughout Illinois and/or the United States who purchased cigarettes manufactured by certain defendants from 1996 through the date of any judgment in plaintiffs’ favor. Excluded from the purported class are any individuals who allege personal injury or health care costs. The complaint does not request specific damages and alleges, among other things, that defendants were negligent and violated the Illinois consumer fraud statute by certain defendants’ steadily and purposefully increasing the nicotine level and absorption of their cigarettes into the human body in brands most popular with young people and minorities. On January 12, 2007, PM USA removed the case to the United States District Court for the Northern District of Illinois.

Health Care Cost Recovery Litigation

■  Overview: In health care cost recovery litigation, domestic and foreign governmental entities and non-governmental plaintiffs seek reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.

The claims asserted include the claim that cigarette manufacturers were “unjustly enriched” by plaintiffs’ payment of health care costs allegedly attributable to smoking, as well as claims of indemnity, negligence, strict liability,

Exhibit 13

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

Individuals and associations have also sued in purported class actions or as private attorneys general under the Medicare As Secondary Payer statute to recover from defendants Medicare expenditures allegedly incurred for the treatment of smoking-related diseases. Cases brought in New York (Mason), Florida (Glover) and Massachusetts (United Seniors Association) have been dismissed by federal courts, and plaintiffs’ appeal in United Seniors Association is pending.

A number of foreign governmental entities have filed health care cost recovery actions in the United States. Such suits have been brought in the United States by 13 countries, a Canadian province, 11 Brazilian states and 11 Brazilian cities. All of these 36 cases have been dismissed; the two cases brought by the Republic of Panama and the Brazilian State of São Paulo remain pending on appeal. In addition to the cases brought in the United States, health care cost recovery actions have also been brought against tobacco industry participants, including PM USA, PMI and certain PMI subsidiaries in Israel (1), the Marshall Islands (1 dismissed), Canada (1), and France (1 dismissed, but subject to possible further appeal), and other entities have stated that they are considering filing such actions. In September 2005, in the case in Canada, the Canadian Supreme Court ruled that legislation passed in British Columbia permitting the lawsuit is constitutional, and, as a result, the case which had previously been dismissed by the trial court was permitted to proceed. PM USA and other defendants’ challenge to the British Columbian court’s exercise of jurisdiction was rejected by the Court of Appeals of British Columbia and defendants have sought leave to appeal the issue to the Supreme Court of Canada. Several other provinces in Canada have enacted similar legislation.

■  Settlements of Health Care Cost Recovery Litigation: In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). The State Settlement Agreements require that the domestic tobacco industry make substantial annual payments in the following amounts (excluding future annual payments under the National Tobacco Grower Settlement Trust discussed below), subject to adjustments for several factors, including inflation, market share and industry volume: 2007, $8.4 billion and thereafter, $9.4 billion each year. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and under-age use laws, restrictions on lobbying activities and other provisions.

■  Possible Adjustments in MSA Payments for 2003 and 2004: Pursuant to the provisions of the MSA, domestic tobacco product manufacturers, including PM USA, who are original signatories to the MSA (“OPMs”), are participating in proceedings that may result in downward adjustments to the amounts paid by the OPMs and the other MSA-participating manufacturers to the states and territories that are parties to the MSA for the years 2003 and 2004. The proceedings are based on the collective loss of market share in each of 2003 and 2004 by all manufacturers who are subject to the payment obligations and marketing restrictions of the MSA to non-participating manufacturers (“NPMs”) who are not subject to such obligations and restrictions.

In these proceedings, an independent economic consulting firm jointly selected by the MSA parties is required to determine whether the disadvantages of the MSA were a “significant factor” contributing to the collective loss of market share for the year in question. If the firm determines that the disadvantages of the MSA were such a “significant factor,” each state may avoid a downward adjustment to its share of the OPMs’ annual payments for that year by establishing that it diligently enforced a qualifying escrow statute during the entirety of that year. Any potential downward adjustment would then be reallocated to those states that do not establish such diligent enforcement. PM USA believes that the MSA’s arbitration clause requires a state to submit its claim to have diligently enforced a qualifying escrow statute to binding arbitration before a panel of three former federal judges in the manner provided for in the MSA. A number of states have taken the position that this claim should be decided in state court on a state-by-state basis.

In March of 2006, an independent economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2003. On January 16, 2007, this same firm issued a Proposed Determination that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share in 2004. Under the

Exhibit 13

MSA, this Proposed Determination is subject to change and the parties to the proceeding have an opportunity to comment on it. The firm will issue its Final Determination in February 2007. Following the economic consulting firm’s determination with respect to 2003, thirty-eight states filed declaratory judgment actions in state courts seeking a declaration that the state diligently enforced its escrow statute during 2003. The OPMs and other MSA-participating manufacturers have responded to these actions by filing motions to compel arbitration in accordance with the terms of the MSA, including filing motions to compel arbitration in eleven MSA states and territories that have not filed declaratory judgment actions.

The issue of what forum will determine the states’ diligent enforcement claims, and the availability and the precise amount of any NPM Adjustment for either 2003 or 2004 will not be finally determined until late 2007 or thereafter. There is no certainty that the OPMs and other MSA-participating manufacturers will ultimately receive any adjustment as a result of these proceedings. If the OPMs do receive such an adjustment, the adjustment would likely be applied as a credit against future MSA payments and would be allocated among the OPMs pursuant to the MSA’s provisions for allocation of the NPM Adjustment among the OPMs.

■  National Grower Settlement Trust: As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota holders. To that end, in 1999, four of the major domestic tobacco product manufacturers, including PM USA, established the National Tobacco Grower Settlement Trust (“NTGST”), a trust fund to provide aid to tobacco growers and quota holders. The trust was to be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Provisions of the NTGST allowed for offsets to the extent that industry-funded payments were made for the benefit of growers or quota holders as part of a legislated end to the federal tobacco quota and price support program.

In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out, which is estimated at approximately $9.5 billion, is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments offset already scheduled payments to the NTGST. FETRA also obligated manufacturers and importers of tobacco products to cover any losses (up to $500 million) that the government incurred on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. PM USA has paid $138 million for its share of the tobacco pool stock losses. ALG does not currently anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2007 and beyond.

■  Other MSA-Related Litigation: In April 2004, a lawsuit was filed in state court in Los Angeles, California, on behalf of all California residents who purchased cigarettes in California from April 2000 to the present, alleging that the MSA enabled the defendants, including PM USA and ALG, to engage in unlawful price fixing and market sharing agreements. The complaint sought damages and also sought to enjoin defendants from continuing to operate under those provisions of the MSA that allegedly violate California law. In June 2004, plaintiffs dismissed this case and refiled a substantially similar complaint in federal court in San Francisco, California. The new complaint is brought on behalf of the same purported class but differs in that it covers purchases from June 2000 to the present, names the Attorney General of California as a defendant, and does not name ALG as a defendant. In March 2005, the trial court granted defendants’ motion to dismiss the case. Plaintiffs have appealed.

Several actions are currently pending challenging the legality of various provisions of the MSA under various theories. Neither ALG nor PM USA is a party in these actions. There is a suit pending against New York state officials, in which importers of cigarettes allege that the MSA and certain New York statutes enacted in connection with the MSA violate federal antitrust and constitutional law. The United States Court of Appeals for the Second Circuit has held that plaintiffs have stated a claim for relief on antitrust grounds. In September 2004, the trial court denied plaintiffs’ motion to preliminarily enjoin the MSA and certain related New York statutes on the grounds that the plaintiffs were unlikely to prove their allegations, but the court issued a preliminary injunction against an amendment repealing the “allocable share” provision of the New York Escrow Statute pending further discovery. The parties’ motions for summary judgment are pending. Additionally, in a separate proceeding pending in New York federal court, plaintiffs seek to enjoin the statutes enacted by New York and 30 other states in connection with the MSA on the grounds that the statutes violate the federal antitrust laws and the Commerce Clause of the United States Constitution. In September 2005, the United States Court of Appeals for the Second Circuit held that plaintiffs have stated a claim for relief and that the New York federal court had jurisdiction over the 30 defendant Attorneys General from states other than New York and, in October 2006, the United States Supreme Court denied the Attorneys Generals’ petition for writ of certiorari. In May 2006, the district court denied plaintiffs’ motion for an injunction against enforcement of the Escrow Statute’s “complementary legislation” based on an inability to prove the facts alleged. Plaintiffs have appealed. In March 2006, the United States Court of Appeals for the Fifth Circuit reversed a Louisiana trial court’s dismissal of federal constitutional challenges to certain provisions of the MSA. As a result, the case will proceed to trial in federal court beginning in June 2007. Similar lawsuits are pending in other states on similar antitrust, Commerce Clause and/or other constitutional theories, including Arkansas, Kansas, Louisiana, Oklahoma and Tennessee. A similar proceeding has been brought under the provisions of the North American Free Trade Agreement in the United Nations. The United States Court of Appeals for the Sixth Circuit recently affirmed the dismissal of an action in Kentucky. Plaintiff in that case has petitioned the United States Court of Appeals for the Sixth Circuit for rehearing en banc. In addition, appeals of cases raising similar constitutional and antitrust challenges to the MSA are currently pending before the United States Court of Appeals for the Second, Sixth and Tenth Circuits.

■  Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including ALG, asserting claims under three federal statutes, the Medical Care Recovery Act (“MCRA”), the Medicare Secondary Payer (“MSP”) provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also

Exhibit 13

sought what it alleged to be equitable and declaratory relief, including disgorgement of profits which arose from defendants’ allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under the civil provisions of RICO.

The government alleged that disgorgement by defendants of approximately $280 billion is an appropriate remedy. In May 2004, the trial court issued an order denying defendants’ motion for partial summary judgment limiting the disgorgement remedy. In February 2005, a panel of the United States Court of Appeals for the District of Columbia Circuit held that disgorgement is not a remedy available to the government under the civil provisions of RICO and entered summary judgment in favor of defendants with respect to the disgorgement claim. In April 2005, the Court of Appeals denied the government’s motion for rehearing. In July 2005, the government petitioned the United States Supreme Court for further review of the Court of Appeals’ ruling that disgorgement is not an available remedy, and in October 2005, the Supreme Court denied the petition.

In June 2005, the government filed with the trial court its proposed final judgment seeking remedies of approximately $14 billion, including $10 billion over a five-year period to fund a national smoking cessation program and $4 billion over a ten-year period to fund a public education and counter-marketing campaign. Further, the government’s proposed remedy would have required defendants to pay additional monies to these programs if targeted reductions in the smoking rate of those under 21 are not achieved according to a prescribed timetable. The government’s proposed remedies also included a series of measures and restrictions applicable to cigarette business operations — including, but not limited to, restrictions on advertising and marketing, potential measures with respect to certain price promotional activities and research and development, disclosure requirements for certain confidential data and implementation of a monitoring system with potentially broad powers over cigarette operations.

In August 2006, the federal trial court entered judgment in favor of the government. The court held that certain defendants, including ALG and PM USA, violated RICO and engaged in 7 of the 8 “sub-schemes” to defraud that the government had alleged. Specifically, the court found that:

■	defendants falsely denied, distorted and minimized the significant adverse health consequences of smoking;

■	defendants hid from the public that cigarette smoking and nicotine are addictive;

■	defendants falsely denied that they control the level of nicotine delivered to create and sustain addiction;

■	defendants falsely marketed and promoted “low tar/light” cigarettes as less harmful than full-flavor cigarettes;

■	defendants falsely denied that they intentionally marketed to youth;

■	defendants publicly and falsely denied that ETS is hazardous to non- smokers; and

■	defendants suppressed scientific research.

The court did not impose monetary penalties on the defendants, but ordered the following relief: (i) an injunction against “committing any act of racketeering” relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against “making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes”; (iv) an injunction against conveying any express or implied health message through the use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including “lights,” “ultra lights” and “low tar,” which the court found could cause consumers to believe a cigarette brand is less hazardous than another brand; (v) the issuance of “corrective statements” in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking “low tar” or “light” cigarettes, defendants’ manipulation of cigarette design to insure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants’ public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the Federal Trade Commission, for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government’s costs in bringing the action.

In September 2006, defendants filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit. In September 2006, the trial court denied defendants’ motion to stay the judgment pending defendants’ appeals, and defendants then filed an emergency motion with the Court of Appeals to stay enforcement of the judgment pending their appeals. In October, the government filed a notice of appeal to the Court of Appeals. In October 2006, a three-judge panel of the United States Court of Appeals granted defendants’ motion and stayed the trial court’s judgment pending its review of the decision.

Lights/Ultra Lights Cases

■  Overview: Plaintiffs in these class actions (some of which have not been certified as such), allege, among other things, that the uses of the terms “Lights” and/or “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or RICO violations, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. These class actions have been brought against PM USA and, in certain instances, ALG and PMI or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Defenses raised in these cases include lack of misrepresentation, lack of causation, injury, and damages, the statute of limitations, express preemption by the Federal Cigarette Labeling and Advertising Act and implied preemption by

Exhibit 13

the policies and directives of the Federal Trade Commission, non-liability under state statutory provisions exempting conduct that complies with federal regulatory directives, and the First Amendment. Twenty cases are pending in Arkansas (2), Delaware (1), Florida (1), Illinois (1), Kansas (1), Louisiana (1), Maine (1), Massachusetts (1), Minnesota (1), Missouri (1), New Hampshire (1), New Mexico (1), New Jersey (1), New York (1), Oregon (1), Tennessee (1), Washington (1), and West Virginia (2). In addition, there are two cases pending in Israel. Other entities have stated that they are considering filing such actions against ALG, PMI, and PM USA.

To date, trial courts in Arizona, Oregon and Washington have refused to certify a class, an appellate court in Florida has overturned class certification by a trial court, the Ohio Supreme Court has overturned class certifications in two cases, and the Supreme Court of Illinois has overturned a judgment in favor of a plaintiff class in the Price case, which is discussed below. Intermediate appellate courts in Oregon and Washington have denied plaintiffs’ motions for interlocutory review of the trial courts’ refusals to certify a class, and plaintiffs in the Oregon case failed to appeal by the deadline for doing so. Plaintiffs in the case in Washington have sought further review. Plaintiffs in the Florida case have petitioned the Florida Supreme Court for further review, and the Supreme Court has ordered briefing on whether its Engle opinion should not control the decision in that case.

Trial courts have certified classes against PM USA in Massachusetts (Aspinall), Minnesota (Curtis), Missouri (Craft) and New York (Schwab). PM USA has appealed or otherwise challenged these class certification orders. Developments in these cases include:

■

Aspinall: In August 2004, the Massachusetts Supreme Judicial Court affirmed the class certification order. In April 2006, plaintiffs filed a motion to redefine the class to include all persons who after November 25, 1994 purchased packs or cartons of Marlboro Lights cigarettes in Massachusetts that displayed the legend “Lower Tar & Nicotine” (the original class definition did not include a reference to lower tar and nicotine). In August 2006, the trial court denied PM USA’s motion for summary judgment based on the state consumer protection statutory exemption and federal preemption. On motion of the parties, the trial court has subsequently reported its decision to deny summary judgment to the appeals court for review and the trial court proceedings are stayed pending completion of the appellate review.

■

Curtis: In April 2005, the Minnesota Supreme Court denied PM USA’s petition for interlocutory review of the trial court’s class certification order. In September 2005, PM USA removed Curtis to federal court based on the Eighth Circuit’s decision in Watson, which upheld the removal of a Lights case to federal court based on the federal officer jurisdiction of the Federal Trade Commission. In February 2006, the federal court denied plaintiff’s motion to remand the case to state court. The case is now pending in federal court. The case has been stayed pending the outcome of Dahl v. R. J. Reynolds Tobacco Co., which was argued before the United States Court of Appeals for the Eighth Circuit in December 2006.

■

Craft: In August 2005, a Missouri Court of Appeals affirmed the class certification order. In September 2005, PM USA removed Craft to federal court based on the Eighth Circuit’s decision in Watson. In March 2006, the federal trial court granted plaintiffs’ motion and remanded the case to the Missouri state trial court. In May 2006, the Missouri

Supreme Court declined to review the trial court’s class certification decision.

■

Schwab: In September 2005, the trial court granted in part defendants’ motion for partial summary judgment dismissing plaintiffs’ claims for equitable relief and denied a number of plaintiffs’ motions for summary judgment. In November 2005, the trial court ruled that the plaintiffs would be permitted to calculate damages on an aggregate basis and use “fluid recovery” theories to allocate them among class members. In September 2006, the trial court denied defendants’ summary judgment motions and granted plaintiffs’ motion for certification of a nationwide class of all United States residents that purchased cigarettes in the United States that were labeled “light” or “lights” from the first date defendants began selling such cigarettes until the date trial commences. The court also declined to certify the order for interlocutory appeal, declined to stay the case and ordered jury selection to begin in January 2007, with trial scheduled to begin immediately after the jury is impaneled. In October 2006, a single judge of the United States Court of Appeals for the Second Circuit granted PM USA’s petition for a temporary stay of pre-trial and trial proceedings pending disposition of the petitions for stay and interlocutory review by a three-judge panel of the Court of Appeals. In November 2006, the Second Circuit granted interlocutory review of the trial court’s class certification order and stayed the case before the trial court pending the appeal.

In addition to these cases, in December 2005, in the Miner case pending in the United States District Court for the Western District of Arkansas, plaintiffs moved for certification of a class composed of individuals who purchased Marlboro Lights or Cambridge Lights brands in Arkansas, California, Colorado, and Michigan. In December 2005, defendants filed a motion to stay plaintiffs’ motion for class certification until the court rules on PM USA’s pending motion to transfer venue to the United States District Court for the Eastern District of Arkansas. This motion was granted in January 2006. PM USA’s motion for summary judgment based on preemption and the Arkansas statutory exemption is pending. Following the filing of this motion, plaintiffs moved to voluntarily dismiss Miner without prejudice, which PM USA opposed. The court then stayed the case pending the United States Supreme Court’s decision on a petition for writ of certiorari in the Watson case. In January 2007, the United States Supreme Court granted the petition for writ of certiorari. In addition, plaintiffs’ motions for class certification are pending in cases in Kansas, New Jersey, New Mexico and Tennessee.

■  The Price Case: Trial in the Price case commenced in state court in Illinois in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded approximately $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In April 2003, the judge reduced the amount of the appeal bond that PM USA must provide and ordered PM USA to place a pre-existing 7.0%, $6 billion long-term note from ALG to PM USA in an escrow account with an Illinois financial institution. (Since this note is the result of an intercompany financing arrangement, it does not appear on the consolidated balance sheets of ALG.) The judge’s order also required PM USA to make cash deposits with the clerk of the Madison County Circuit Court in the following amounts: beginning October 1, 2003, an amount equal to the interest earned by PM USA on the ALG note ($210 million every six months), an additional $800 million in four equal quarterly installments between September 2003 and June 2004 and the payments of principal on the note, which are due in April 2008, 2009 and 2010. Plaintiffs appealed the

Exhibit 13

judge’s order reducing the bond. In July 2003, the Illinois Fifth District Court of Appeals ruled that the trial court had exceeded its authority in reducing the bond. In September 2003, the Illinois Supreme Court upheld the reduced bond set by the trial court and announced it would hear PM USA’s appeal on the merits without the need for intermediate appellate court review. In December 2005, the Illinois Supreme Court reversed the trial court’s judgment in favor of the plaintiffs and remanded the case to the trial court with instructions that the case be dismissed. In May 2006, the Illinois Supreme Court denied plaintiffs’ motion for rehearing. In June 2006, the Illinois Supreme Court ordered the return to PM USA of approximately $2.2 billion being held in escrow to secure the appeal bond in the case and terminated PM USA’s obligations to pay administrative fees to the Madison County Clerk. In November 2006, the United States Supreme Court denied plaintiffs’ petition for writ of certiorari and in December 2006 the Circuit Court of Madison County entered final judgment in favor of PM USA and dismissed the case with prejudice. In December 2006, the pre-existing 7.0%, $6 billion long-term note from ALG to PM USA that was in escrow pending the outcome of plaintiffs’ petition for writ of certiorari to the United States Supreme Court was returned to PM USA.

Certain Other Tobacco-Related Litigation

■  Tobacco Price Cases: As of December 31, 2006, two cases were pending in Kansas and New Mexico in which plaintiffs allege that defendants, including PM USA and PMI, conspired to fix cigarette prices in violation of antitrust laws. ALG and PMI are defendants in the case in Kansas. Plaintiffs’ motions for class certification have been granted in both cases. In February 2005, the New Mexico Court of Appeals affirmed the class certification decision. In June 2006, defendants’ motion for summary judgment was granted in the New Mexico case. Plaintiffs in the New Mexico case have appealed.

■  Wholesale Leaders Cases: In June 2003, certain wholesale distributors of cigarettes filed suit in Tennessee against PM USA seeking to enjoin the PM USA “2003 Wholesale Leaders” (“WL”) program that became available to wholesalers in June 2003. The complaint alleges that the WL program constitutes unlawful price discrimination and is an attempt to monopolize. In addition to an injunction, plaintiffs seek unspecified monetary damages, attorneys’ fees, costs and interest. The states of Tennessee and Mississippi intervened as plaintiffs in this litigation. In August 2003, the trial court issued a preliminary injunction, subject to plaintiffs’ posting a bond in the amount of $1 million, enjoining PM USA from implementing certain discount terms with respect to the sixteen wholesale distributor plaintiffs, and PM USA appealed. In September 2003, the United States Court of Appeals for the Sixth Circuit granted PM USA’s motion to stay the injunction pending PM USA’s expedited appeal. In January 2004, Tennessee filed a motion to dismiss its complaint, and its complaint was dismissed without prejudice in March 2004. In August 2005, the trial court granted PM USA’s motion for summary judgment, dismissed the case, and dissolved the preliminary injunction. Plaintiffs appealed, and, in April 2006, the United States Court of Appeals for the Sixth Circuit heard oral argument on plaintiffs’ appeal. A decision by the Court of Appeals is pending.

■  Cigarette Contraband Cases: In May 2000 and August 2001, various departments of Colombia and the European Community and 10 Member States filed suits in the United States against ALG and certain of its subsidiaries, including PM USA and PMI, and other cigarette manufacturers and their affiliates, alleging that defendants sold to distributors cigarettes that would be illegally imported into various jurisdictions. In February 2002, the federal district court granted defendants’ motions to dismiss the actions. In January 2004, the United States Court of Appeals for the Second Circuit affirmed the dismissals of the cases based on the common law Revenue Rule, which bars a foreign government from bringing civil claims in U.S. courts for the recovery of lost taxes. It is possible that future litigation related to cigarette contraband issues may be brought.

■  Cases Under the California Business and Professions Code: In June 1997 and July 1998, two suits (Brown and Daniels) were filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted in both cases as to plaintiffs’ claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2002, the court granted defendants’ motion for summary judgment as to all claims in one of the cases (Daniels), and plaintiffs appealed. In October 2004, the California Fourth District Court of Appeal affirmed the trial court’s ruling, and also denied plaintiffs’ motion for rehearing. In February 2005, the California Supreme Court agreed to hear plaintiffs’ appeal. In September 2004, the trial court in the other case granted defendants’ motion for summary judgment as to plaintiffs’ claims attacking defendants’ cigarette advertising and promotion and denied defendants’ motion for summary judgment on plaintiffs’ claims based on allegedly false affirmative statements. Plaintiffs’ motion for rehearing was denied. In March 2005, the court granted defendants’ motion to decertify the class based on a recent change in California law, which, in two July 2006 opinions, the California Supreme Court ruled applicable to pending cases. Plaintiffs’ motion for reconsideration of the order that decertified the class was denied, and plaintiffs have appealed. In September 2006, an intermediate appellate court affirmed the trial court’s order decertifying the class in Brown. In November 2006, the California Supreme Court accepted review of the appellate court’s decision.

In May 2004, a lawsuit (Gurevitch) was filed in California state court on behalf of a purported class of all California residents who purchased the Merit brand of cigarettes since July 2000 to the present alleging that defendants, including PM USA, violated California’s Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices, including false and misleading advertising. The complaint also alleges violations of California’s Consumer Legal Remedies Act. Plaintiffs seek injunctive relief, disgorgement, restitution, and attorneys’ fees. In July 2005, defendants’ motion to dismiss was granted; however, plaintiffs’ motion for leave to amend the complaint was also granted, and plaintiffs filed an amended complaint in September 2005. In October 2005, the court stayed this action pending the California Supreme Court’s rulings on two cases not involving PM USA. On July 24, 2006, the California Supreme Court issued rulings in the two cases and held that a recent change in California law known as Proposition 64, which limits the ability to bring a lawsuit to only those plaintiffs who have “suffered injury in fact” and “lost money or property” as a result of defendant’s alleged statutory violations, properly applies to pending cases. In September 2006, the stay was lifted and defendants filed their demurrer to plaintiffs’ amended complaint.

Certain Other Actions

■  IRS Challenges to PMCC Leases: The IRS concluded its examination of ALG’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. The RAR disallowed

Exhibit 13

benefits pertaining to certain PMCC leveraged lease transactions for the years 1996 through 1999. Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on recent Revenue Rulings, a recent IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FASB Interpretation No. 48 and FASB Staff Position No. FAS 13-2.

It is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation. Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 40 states now limit the dollar amount of bonds or require no bond at all.

ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed elsewhere in this Note 19. Contingencies: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

It is possible that Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, management believes the litigation environment has substantially improved. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of ALG’s stockholders to do so.

Third-Party Guarantees

At December 31, 2006, Altria Group, Inc.’s third-party guarantees, which are primarily related to excise taxes, and acquisition and divestiture activities, approximated $305 million, of which $286 million have no specified expiration dates. The remainder expire through 2023, with $1 million expiring during 2007. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $38 million on its consolidated balance sheet at December 31, 2006, relating to these guarantees. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation.

Exhibit 13

Note 20.

Quarterly Financial Data (Unaudited):

2006 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$24,355	$25,769	$25,885	$25,398
Gross profit	$ 7,894	$ 8,481	$ 8,391	$ 8,078
Net earnings	$ 3,477	$ 2,711	$ 2,875	$ 2,959
Per share data:
Basic EPS	$ 1.67	$ 1.30	$ 1.38	$ 1.41
Diluted EPS	$ 1.65	$ 1.29	$ 1.36	$ 1.40
Dividends declared	$ 0.80	$ 0.80	$ 0.86	$ 0.86
Market price — high	$ 77.37	$ 74.39	$ 85.00	$ 86.45
— low	$ 70.55	$ 68.36	$ 72.61	$ 75.45

2005 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$23,618	$24,784	$24,962	$24,490
Gross profit	$ 7,791	$ 8,191	$ 8,224	$ 7,950
Earnings from continuing operations	$ 2,584	$ 2,912	$ 2,883	$ 2,289
Earnings (loss) from discontinued operations	12	(245)
Net earnings	$ 2,596	$ 2,667	$ 2,883	$ 2,289
Per share data:
Basic EPS:
Continuing operations	$ 1.25	$ 1.41	$ 1.39	$ 1.10
Discontinued operations	0.01	(0.12)
Net earnings	$ 1.26	$ 1.29	$ 1.39	$ 1.10
Diluted EPS:
Continuing operations	$ 1.24	$ 1.40	$ 1.38	$ 1.09
Discontinued operations	0.01	(0.12)
Net earnings	$ 1.25	$ 1.28	$ 1.38	$ 1.09
Dividends declared	$ 0.73	$ 0.73	$ 0.80	$ 0.80
Market price — high	$ 68.50	$ 69.68	$ 74.04	$ 78.68
— low	$ 60.40	$ 62.70	$ 63.60	$ 68.60

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2006 and 2005, Altria Group, Inc. recorded the following pre-tax charges or (gains) in earnings from continuing operations:

2006 Quarters
(in millions)	1st	2nd	3rd	4th
International tobacco Italian antitrust charge	$ 61	$ —	$ —	$ —
Provision for airline industry exposure		103
Losses (gains) on sales of businesses	3	8	3	(619)
Gain on redemption of United Biscuits investment			(251)
Asset impairment and exit costs	204	279	193	504
	$ 268	$ 390	$ (55)	$ (115)

Exhibit 13

	2005 Quarters

(in millions)	1st	2nd	3rd	4th
Domestic tobacco headquarters relocation charges	$ 1	$ 2	$ —	$ 1
Domestic tobacco loss on U.S. tobacco pool			138
Domestic tobacco quota buy-out			(115)
Provision for airline industry exposure			200
(Gains) losses on sales of businesses	(116)	1		7
Asset impairment and exit costs	171	70	61	316

	$ 56	$73	$ 284	$ 324

As discussed in Note 14. Income Taxes, Altria Group, Inc. and Kraft have each recognized income tax benefits in the consolidated statements of earnings during 2006 and 2005 as a result of various tax events.

Note 21.

Subsequent Event:

On January 31, 2007, the Board of Directors announced that Altria Group, Inc. plans to spin off all of its remaining interest (89.0%) in Kraft on a pro rata basis to Altria Group, Inc. stockholders in a tax-free transaction. The distribution of all the Kraft shares owned by Altria Group, Inc. will be made on March 30, 2007 (“Distribution Date”), to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007. Based on the number of shares of Altria Group, Inc. outstanding at December 31, 2006, the distribution ratio would be approximately 0.7 shares of Kraft for every share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders will receive cash in lieu of fractional shares of Kraft. Prior to the distribution, Altria Group, Inc. will convert its Class B shares of Kraft common stock, which carry ten votes per share, into Class A shares of Kraft, which carry one vote per share. Following the distribution, only Class A common shares of Kraft will be outstanding and Altria Group, Inc. will not own any shares of Kraft. Altria Group, Inc. intends to adjust its current dividend so that its shareholders who retain their Altria Group, Inc. and Kraft shares will receive, in the aggregate, the same dividend dollars as before the transaction. As in the past, all decisions regarding future dividend increases will be made independently by the Altria Group, Inc. Board of Directors and the Kraft Board of Directors, for their respective companies.

Stock Compensation

Holders of Altria Group, Inc. stock options will be treated as stockholders and will, accordingly, have their stock awards split into two instruments. Holders of Altria Group, Inc. stock options will receive the following stock options, which, immediately after the spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

■	a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Distribution Date and (b) the approximate distribution ratio of 0.7 mentioned above; and

■	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

Holders of Altria Group, Inc. restricted stock or stock rights awarded prior to January 31, 2007, will retain their existing award and will receive restricted stock or stock rights of Kraft Class A common stock. The amount of Kraft restricted stock or stock rights awarded to such holders will be calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and stock rights will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. stock rights awarded on January 31, 2007, will not receive restricted stock or stock rights of Kraft. Rather, they will receive additional stock rights of Altria Group, Inc. to preserve the intrinsic value of the original award.

To the extent that employees of the remaining Altria Group, Inc. receive Kraft stock options, Altria Group, Inc. will reimburse Kraft in cash for the Black-Scholes fair value of the stock options to be received. To the extent that Kraft employees hold Altria Group, Inc. stock options, Kraft will reimburse Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that holders of Altria Group, Inc. stock rights receive Kraft stock rights, Altria Group, Inc. will pay to Kraft the fair value of the Kraft stock rights less the value of projected forfeitures. Based upon the number of Altria Group, Inc. stock awards outstanding at December 31, 2006, the net amount of these reimbursements would be a payment of approximately $133 million from Kraft to Altria Group, Inc. However, this estimate is subject to change as stock awards vest (in the case of restricted stock) or are exercised (in the case of stock options) prior to the record date for the distribution.

Other Matters

Kraft is currently included in the Altria Group, Inc. consolidated federal income tax return, and federal income tax contingencies are recorded as liabilities on the balance sheet of ALG (the parent company). Prior to the distribution of Kraft shares, ALG will reimburse Kraft in cash for these liabilities, which are approximately $300 million, plus interest.

A subsidiary of ALG currently provides Kraft with certain services at cost plus a 5% management fee. After the Distribution Date, Kraft will undertake these activities, and services provided to Kraft will cease in 2007. All inter-company accounts will be settled in cash.

Altria Group, Inc. currently estimates that, if the distribution had occurred on December 31, 2006, it would have resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of approximately $27 billion.

The principal stock exchange, on which Altria Group, Inc.’s common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2007, there were approximately 104,600 holders of record of Altria Group, Inc.’s common stock.

Exhibit 13

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Altria Group, Inc.:

We have completed integrated audits of Altria Group, Inc.’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Altria Group, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, Altria Group, Inc. changed the manner in which it accounts for pension, postretirement and postemployment plans in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the Report of Management on Internal Control Over Financial Reporting dated February 5, 2007, that Altria Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Altria Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Altria Group, Inc.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

February 5, 2007

Exhibit 13

Report of Management on Internal Control Over Financial Reporting

Management of Altria Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Altria Group, Inc.’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

■  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Altria Group, Inc.;

■  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

■  provide reasonable assurance that receipts and expenditures of Altria Group, Inc. are being made only in accordance with authorization of management and directors of Altria Group, Inc.; and

■  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

Management assessed the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of Altria Group, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2006, Altria Group, Inc. maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has audited our management’s assessment of the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2006 and issued an attestation report on management’s assessment of internal control over financial reporting.

February 5, 2007