Form 10-K, Exhibit 13
period 2007-12-31
ALTRIA GROUP, INC.
filed 2008-02-28
CIK 764180

Exhibit 13

FINANCIAL REVIEW

Financial Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	page 18

Selected Financial Data — Five-Year Review	page 47

Consolidated Balance Sheets	page 48

Consolidated Statements of Earnings	page 50

Consolidated Statements of Stockholders’ Equity	page 51

Consolidated Statements of Cash Flows	page 52

Notes to Consolidated Financial Statements	page 54

Report of Independent Registered Public Accounting Firm	page 92

Report of Management on Internal Control Over Financial Reporting	page 93

Guide To Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Acquisitions — Note 5	page 60

Benefit Plans — Note 16 includes a discussion of pension plans	page 70

Contingencies — Note 19 includes a discussion of litigation	page 76

Finance Assets, net — Note 8 includes a discussion of leasing activities	page 62

Philip Morris International Spin-Off	Inside cover/page 18

Kraft Spin-Off	page 19

Segment Reporting — Note 15	page 69

Stock Plans — Note 12 includes a discussion of stock compensation	page 65

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies and the term “ALG” refers solely to the parent company. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and John Middleton, Inc. are engaged in the manufacture and sale of cigarettes and other tobacco products. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. In addition, ALG held a 28.6% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2007. ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries. In 2007, ALG received $6.6 billion in cash dividends from PMI.

On March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft Foods, Inc. (“Kraft”) on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution. For further discussion, please refer to the Kraft Spin-Off discussion below. Altria Group, Inc. has reclassified and reflected the results of Kraft prior to the Kraft Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for all periods presented. The assets and liabilities related to Kraft were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2006.

PMI Spin-Off

On January 30, 2008, the Board of Directors announced that Altria Group, Inc. plans to spin off all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution. The distribution of all the PMI shares owned by Altria Group, Inc. is expected to be made on March 28, 2008 (the “PMI Distribution Date”), to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the “PMI Record Date”). Altria Group, Inc. will distribute one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the PMI Record Date. Following the PMI Distribution Date, Altria Group, Inc. will not own any shares of PMI common stock. Altria Group, Inc. intends to adjust its current dividend so that its stockholders who retain their Altria Group, Inc. and PMI shares will receive, in the aggregate, the same dividend dollars as before the PMI Distribution Date. Following the distribution, PMI’s initial annualized dividend rate will be $1.84 per common share and Altria Group, Inc.’s initial annualized dividend rate will be $1.16 per common share. All decisions regarding future dividends will be made independently by the Altria Group, Inc. Board of Directors and the PMI Board of Directors, for their respective companies.

Holders of Altria Group, Inc. stock options will be treated similarly to public stockholders and will, accordingly, have their stock awards split into two instruments. Holders of Altria Group, Inc. stock options will receive the following stock options, which, immediately after the spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•	a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria Group, Inc. options held by such person on the PMI Distribution Date; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 30, 2008, will retain their existing awards and will receive the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who will be employed by Altria Group, Inc. after the PMI Distribution Date, will receive additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award. Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who will be employed by PMI after the PMI Distribution Date, will receive substitute shares of deferred stock of PMI to preserve the intrinsic value of the award.

        To the extent that employees of the remaining Altria Group, Inc. receive PMI stock options, Altria Group, Inc. will reimburse PMI in cash for the Black-Scholes fair value of the stock options to be received. To the extent that PMI employees hold Altria Group, Inc. stock options, PMI will reimburse Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that employees of the remaining Altria Group, Inc. receive PMI deferred stock, Altria Group, Inc. will pay to PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that PMI employees hold Altria Group, Inc. restricted stock or deferred stock, PMI will reimburse Altria Group, Inc. in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria Group, Inc. stock awards outstanding at December 31, 2007, the net amount of these reimbursements is estimated to be approximately $427 million from Altria Group, Inc. to PMI. However, this estimate is subject to change as stock awards vest (in the case of restricted and deferred stock) or are exercised (in the case of stock options) prior to the PMI Record Date.

PMI is currently included in the Altria Group, Inc. consolidated federal income tax return, and PMI’s federal income tax contingencies are recorded as liabilities on the balance sheet of ALG (the parent company). Prior to the distribution of PMI shares, ALG will reimburse PMI in cash for these liabilities, which are approximately $97 million.

A subsidiary of ALG currently provides PMI with certain corporate services at cost plus a management fee. After the PMI Distribution Date, PMI will independently undertake these activities, and services provided to PMI will cease in 2008. All intercompany accounts will be settled in cash.

Certain employees of PMI participate in the U.S. benefit plans offered by Altria Group, Inc. After the PMI Distribution Date, the benefits previously

Exhibit 13

provided by Altria Group, Inc. will be provided by PMI. As a result, new plans will be established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities will be transferred to the new plans. The transfer of these benefits will result in PMI recording an additional liability of approximately $98 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($37 million) and the corresponding SFAS 158 adjustment to stockholders’ equity ($23 million). Altria Group, Inc. will pay PMI a corresponding amount of $38 million in cash, which is net of the related tax benefit.

Altria Group, Inc. currently estimates that, if the distribution had occurred on December 31, 2007, it would have resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of approximately $15 billion.

Dividends and Share Repurchases

In conjunction with its announcement of the PMI spin-off, the Board of Directors reaffirmed its intention to adjust Altria Group, Inc.’s dividend immediately following the spin-off so that Altria Group, Inc. stockholders who retain their PMI shares will receive, in the aggregate, the same annual cash dividend rate of $3.00 per common share that existed before the spin-off. Altria Group, Inc. is expected to pay a dividend at the initial rate of $0.29 per common share per quarter, or $1.16 per common share on an annualized basis. Altria Group, Inc. has established a dividend policy that anticipates a payout ratio of approximately 75% post-spin. PMI is expected to pay a dividend at the initial rate of $0.46 per common share per quarter, or $1.84 per common share on an annualized basis. PMI has established a dividend policy that anticipates a payout ratio of approximately 65% post-spin. Payment of future cash dividends will be at the discretion of the Boards of Directors of the respective companies.

In addition, the Board of Directors approved share repurchase programs as follows:

•	for Altria Group, Inc. a $7.5 billion two-year share repurchase program that is expected to begin in April 2008, after completion of the spin-off; and

•	for PMI, a $13.0 billion two-year share repurchase program that is expected to begin in May 2008.

Tender Offer for Altria Group, Inc. Notes

In connection with Altria Group, Inc.’s planned spin-off of PMI, on January 31, 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd. commenced tender offers to purchase for cash $2.6 billion of notes and debentures denominated in U.S. dollars and approximately €1.0 billion in euro-denominated bonds.

While Altria Group, Inc. believes that the proposed spin-off of PMI is not prohibited by the indentures, it believes that it is desirable to eliminate any uncertainty by amending the indentures with the consent of note holders.

In order to finance the tender offer, Altria Group, Inc. arranged a $4.0 billion, 364-day bridge loan agreement with substantially the same terms as its existing credit facilities. Subsequent to the spin-off of PMI, Altria Group, Inc. intends to issue new public debt to refinance debt incurred under the bridge loan agreement. The tender offer and consent solicitation is expected to result in first quarter 2008 charges of approximately $400 million.

Kraft Spin-Off

On March 30, 2007 (the “Kraft Distribution Date”), Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Kraft Record Date”) in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft for each share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders received cash in lieu of fractional shares of Kraft. Following the distribution, Altria Group, Inc. does not own any shares of Kraft. During the second quarter of 2007, Altria Group, Inc. adjusted its quarterly dividend to $0.69 per share, so that its stockholders who retained their Altria Group, Inc. and Kraft shares would receive, in the aggregate, the same dividend dollars as before the distribution. In August 2007, Altria Group, Inc. increased its quarterly dividend to $0.75 per share.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•

a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Kraft Distribution Date and (b) the distribution ratio of 0.692024; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

    The new Kraft option has an exercise price equal to the Kraft market price at the time of the distribution ($31.66) multiplied by the Option Conversion Ratio, which represents the exercise price of the original Altria Group, Inc. option divided by the Altria Group, Inc. market price immediately before the distribution ($87.81). The reduced exercise price of the adjusted Altria Group, Inc. option was determined by multiplying the Altria Group, Inc. market price immediately following the distribution ($65.90) by the Option Conversion Ratio.

Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 31, 2007, retained their existing award and received restricted stock or deferred stock of Kraft Class A common stock. The amount of Kraft restricted stock or deferred stock awarded to such holders was calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and deferred stock will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 31, 2007, did not receive restricted stock or deferred stock of Kraft. Rather, they received additional deferred shares of Altria Group, Inc. to preserve the intrinsic value of the original award.

To the extent that employees of the remaining Altria Group, Inc. received Kraft stock options, Altria Group, Inc. reimbursed Kraft in cash for the Black-Scholes fair value of the stock options received. To the extent that Kraft employees held Altria Group, Inc. stock options, Kraft reimbursed Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that holders of Altria Group, Inc. deferred stock received Kraft deferred stock, Altria Group, Inc. paid to Kraft the fair value of the Kraft deferred stock less the value of projected forfeitures. Based upon the number of Altria Group, Inc. stock awards outstanding at the Kraft Distribution Date, the net amount of these reimbursements resulted in a payment of

Exhibit 13

$179 million from Kraft to Altria Group, Inc. in April 2007. The reimbursement from Kraft is reflected as an increase to the additional paid-in capital of Altria Group, Inc. on the December 31, 2007 consolidated balance sheet.

Kraft was previously included in the Altria Group, Inc. consolidated federal income tax return, and federal income tax contingencies were recorded as liabilities on the balance sheet of ALG. As part of the intercompany account settlement discussed below, ALG reimbursed Kraft in cash for these liabilities, which as of March 30, 2007, were approximately $305 million, plus pre-tax interest of $63 million ($41 million after taxes). ALG also reimbursed Kraft in cash for the federal income tax consequences of the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) (approximately $70 million plus pre-tax interest of $14 million, $9 million after taxes). See Note 14. Income Taxes for a discussion of the FIN 48 adoption and the Tax Sharing Agreement between Altria Group, Inc. and Kraft.

A subsidiary of ALG previously provided Kraft with certain services at cost plus a 5% management fee. After the Kraft Distribution Date, Kraft undertook these activities, and any remaining limited services provided to Kraft ceased during 2007. All intercompany accounts were settled in cash within 30 days of the Kraft Distribution Date. The settlement of the intercompany accounts (including the amounts discussed above related to stock awards and tax contingencies) resulted in a net payment from Kraft to ALG of $85 million in April 2007.

The distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $27.4 billion on the Kraft Distribution Date.

Other

On December 11, 2007, in conjunction with PM USA’s adjacency strategy, Altria Group, Inc. acquired 100% of John Middleton, Inc., a leading manufacturer of machine-made large cigars, for $2.9 billion in cash. The acquisition was financed with existing cash. John Middleton, Inc.’s balance sheet has been consolidated with Altria Group, Inc.’s as of December 31, 2007. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, have been included in Altria Group, Inc.’s consolidated operating results.

In November 2007, Altria Group, Inc. announced that it had signed an agreement to sell its headquarters building in New York City for approximately $525 million and will record a pre-tax gain of approximately $400 million upon closing the transaction. Under the terms of the agreement, Altria Group, Inc. plans to close the sale no later than April 1, 2008.

Beginning with the second quarter of 2007, Altria Group, Inc. revised its reportable segments to reflect PMI’s operations by geographic region. Altria Group, Inc.’s revised segments are U.S. tobacco; European Union; Eastern Europe, Middle East and Africa; Asia; Latin America; and Financial Services. Accordingly, prior year segment results have been revised.

Certain subsidiaries of PMI have always reported their results up to ten days before the end of December, rather than on December 31.

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

•   Consolidated Operating Results – The changes in Altria Group, Inc.’s earnings from continuing operations and diluted earnings per share (“EPS”) from continuing operations for the year ended December 31, 2007, from the year ended December 31, 2006, were due primarily to the following:

(in millions, except per share data)	Earnings from Continuing Operations	Diluted EPS from Continuing Operations
For the year ended December 31, 2006	$9,329	$4.43

2006 Italian antitrust charge	61	0.03
2006 Asset impairment, exit and implementation costs	118	0.05
2006 Gain on sale of business	(317)	(0.15)
2006 Interest on tax reserve transfers to Kraft	29	0.01
2006 Tax items	(757)	(0.35)
2006 Provision for airline industry exposure	66	0.03

Subtotal 2006 items	(800)	(0.38)

2007 Asset impairment, exit and implementation costs	(452)	(0.21)
2007 Recoveries from airline industry exposure	137	0.06
2007 Interest on tax reserve transfers to Kraft	(50)	(0.02)
2007 Tax items	251	0.12

Subtotal 2007 items	(114)	(0.05)

Currency	316	0.15
Change in effective tax rate	(41)	(0.02)
Higher shares outstanding		(0.02)
Operations	471	0.22

For the year ended December 31, 2007	$9,161	$4.33

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

•  Asset Impairment, Exit and Implementation Costs – In June 2007, Altria Group, Inc. announced plans by its tobacco subsidiaries to optimize worldwide cigarette production by moving U.S.-based cigarette production for non-U.S. markets to PMI facilities in Europe. Due to declining U.S. cigarette volume, as well as PMI’s decision to re-source its production, PM USA will close its Cabarrus, North Carolina manufacturing facility and consolidate manufacturing for the U.S. market at its Richmond, Virginia manufacturing center. From 2007 through 2011, PM USA expects to incur total pre-tax asset impairment, exit and implementation charges of approximately $670 million for the program, including $371 million ($234 million after taxes) incurred during 2007. During 2006, PM USA recorded pre-tax asset impairment and exit costs of $10 million ($6 million after taxes). During 2007 and 2006, PMI recorded pre-tax asset impairment and exit costs of $195 million ($143 million after taxes) and $126 million ($86 million after taxes), respectively. In addition, during 2007 and 2006, pre-tax asset impairment and exit costs of $111 million ($75 million after taxes) and $42 million ($26 million after taxes) were recorded in general corporate expense. For further details on asset impairment, exit and implementation costs, see Note 3 to the Consolidated Financial Statements.

Exhibit 13

•  Recoveries/Provision from/for Airline Industry Exposure – As discussed in Note 8. Finance Assets, net, (“Note 8”) PMCC recorded a pre-tax gain of $214 million ($137 million after taxes) on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006, PMCC increased its allowance for losses by $103 million ($66 million after taxes), due to issues within the airline industry.

•  Interest on Tax Reserve Transfers to Kraft – As further discussed in Note 1. Background and Basis of Presentation and Note 14. Income Taxes, the interest on tax reserves transferred to Kraft is related to the Kraft spin-off, the adoption of FIN 48 in 2007 and the conclusion of an IRS audit in 2006.

•  Italian Antitrust Charge – During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action.

•   Gain on Sale of Business – The 2006 gain on sale of a business was due to a $488 million pre-tax gain ($317 million after taxes) on the exchange of PMI’s interest in a beer business in return for cash proceeds of $427 million and 100% ownership of a cigarette business in the Dominican Republic.

•  Currency – The favorable currency impact is due primarily to the weakness of the U.S. dollar versus the euro, Russian ruble and Turkish lira, partially offset by the strength of the U.S. dollar versus the Japanese yen.

•  Income Taxes – Altria Group, Inc.’s effective tax rate increased 4.3 percentage points to 31.5%. The 2007 effective tax rate includes net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter) and $42 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany in the third quarter. The tax rate in 2007 also includes the reversal of tax accruals of $98 million no longer required in the fourth quarter. The 2006 effective tax rate includes $631 million of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of foreign tax reserves no longer required at PMI of $105 million.

•  Shares Outstanding – Higher shares outstanding during 2007 primarily reflects exercises of employee stock options (which become outstanding when exercised) and the incremental share impact of stock options outstanding.

•  Continuing Operations – The increase in earnings from continuing operations was due primarily to the following:

•	Higher Eastern Europe, Middle East and Africa income, reflecting higher pricing and higher volume/mix, partially offset by higher marketing, administration and research costs;

•	Higher European Union income, reflecting higher pricing, and lower marketing, administration and research costs, partially offset by lower volume/mix;

•

Higher U.S. tobacco income, reflecting lower wholesale promotional allowance rates and lower marketing, administration and research costs, partially offset by lower volume and higher ongoing resolution costs; and

•	Higher Latin America income, reflecting higher pricing, partially offset by higher marketing, administration and research costs;

partially offset by:

•

Lower financial services income (after excluding the impact of the recoveries/provision from/for airline industry exposure), reflecting lower gains from asset management activity and lower lease revenues; and

•	Lower Asia income, reflecting lower volume/mix and higher marketing, administration and research costs, partially offset by higher pricing.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

•  2008 Forecasted Results – In January 2008, Altria Group, Inc. announced that it forecasts 2008 full-year diluted earnings per share from continuing operations, excluding PMI, which will be accounted for as a discontinued operation for the full-year 2008, following the PMI spin-off, to be in the range of $1.63 to $1.67, representing a growth rate of approximately 9% to 11% for the full-year 2008, from a base of $1.50 per share in 2007. This forecast reflects a higher effective tax rate, the contribution of income from recently acquired John Middleton, Inc. and the impact of share repurchases. Earnings per share growth is expected to be stronger in the second half of 2008.

Reconciliation of 2007 Reported Diluted EPS from Continuing Operations to 2007 Adjusted Diluted EPS from Continuing Operations

2007 Reported diluted EPS from continuing operations	$4.33
2007 Total PMI continuing operations impact	(2.85)
Tax items	(0.09)
PMCC recoveries from airline industry exposure	(0.06)
Interest on tax reserve transfers to Kraft	0.02
Asset impairment, exit and implementation costs	0.15

2007 Adjusted diluted EPS from continuing operations	$1.50

The forecast excludes the impact of any potential future acquisitions or divestitures (other than the PMI spin-off), Altria Group, Inc.’s gain on the sale of its headquarters in New York City, charges related to the tender offer for Altria Group, Inc.’s notes and a number of other factors including the items shown in the table above. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Exhibit 13

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

•  Revenue Recognition – As required by U.S. GAAP, Altria Group, Inc.’s consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. ALG’s consumer products businesses also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

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

During 2007, 2006 and 2005, Altria Group, Inc. completed its annual review of goodwill and intangible assets, and no charges resulted from these reviews.

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

•  Contingencies – As discussed in Note 19. Contingencies (“Note 19”) to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various U.S. and foreign jurisdictions against ALG, its subsidiaries and affiliates, including PM USA and PMI, as well as their respective indemnitees. In 1998, PM USA and certain other U.S. tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped. During the years ended December 31, 2007, 2006 and 2005, PM USA recorded expenses of $5.5 billion, $5.0 billion and $5.0 billion, respectively, as part of cost of sales for the payments under the State Settlement Agreements and payments for tobacco growers and quota-holders.

ALG and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 19: at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

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

Exhibit 13

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

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. Altria Group, Inc. adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006. The adoption of SFAS No. 158 by Altria Group, Inc. resulted in a decrease to total assets of $3,096 million, an increase in total liabilities of $290 million and a decrease to stockholders’ equity of $3,386 million. Included in these amounts were a decrease to Kraft’s total assets of $2,286 million, a decrease to Kraft’s total liabilities of $235 million and a decrease to Kraft’s stockholders’ equity of $2,051 million.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. Altria Group, Inc.’s non-U.S. pension plans are measured at September 30 of each year. Subsidiaries of PMI will adopt the measurement date provision in 2008 and will record the impact of the measurement date change, which is not expected to be significant, as an adjustment to retained earnings.

At December 31, 2007, Altria Group, Inc.’s discount rate assumption increased to 6.20%, from 5.90% at December 31, 2006, for its U.S. pension and postretirement plans, and its weighted average discount rate assumption for non-U.S. pension plans increased to 4.66%, from 3.88% at December 31, 2006. Altria Group, Inc. presently anticipates that this and other less significant assumption changes, coupled with the amortization of deferred gains and losses, will result in a decrease in 2008 pre-tax U.S. and non-U.S. pension and postretirement expense of approximately $30 million, which is due primarily to PMI, and does not include amounts in 2007 related to early retirement programs. A fifty basis point decrease in Altria Group, Inc.’s discount rate would increase Altria Group, Inc.’s pension and postretirement expense by approximately $81 million, whereas, a fifty basis point increase would lower expense by approximately $54 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.’s pension expense by approximately $46 million. See Note 16 for a sensitivity discussion of the assumed health care cost trend rates.

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

On January 1, 2007, Altria Group, Inc. adopted the provisions of FIN 48. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million ($835 million, net of minority interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

Altria Group, Inc. adopted the provisions of FASB Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FAS 13-2”) effective January 1, 2007. This Staff Position requires the revenue recognition calculation to be reevaluated if there is a revision to the projected timing of income tax cash flows generated by a leveraged lease. The adoption of this Staff Position by Altria Group, Inc. resulted in a reduction to stockholders’ equity of $124 million as of January 1, 2007.

In October 2004, the American Jobs Creation Act (“the Jobs Act”) was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. In 2005, Altria Group, Inc. repatriated $5.5 billion of earnings under the provisions of the Jobs Act. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of the deferred taxes more than offset the tax costs to repatriate the earnings and resulted in a net tax reduction of $344 million in the 2005 consolidated income tax provision.

    The tax provision in 2007 includes net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter) and $42 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany in the third quarter. The 2007 tax provision also includes the reversal in the fourth quarter of tax accruals of $98 million no longer required. The tax provision in 2006 includes $631 million of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal in the fourth quarter of foreign tax reserves no longer required at PMI of $105 million. The tax provision in 2005 includes the $344 million benefit related to dividend repatriation under the Jobs Act in 2005, as well as other benefits, including the impact of the domestic manufacturers’ deduction under the Jobs Act and lower repatriation costs.

•  Hedging – As discussed below in “Market Risk,” Altria Group, Inc. uses derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. Altria Group, Inc. meets the requirements of U.S. GAAP where it has elected to apply hedge accounting to derivatives. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also

Exhibit 13

recognized in operating results. If Altria Group, Inc. had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ equity as of December 31, 2007, 2006 and 2005, would have been recorded in net earnings.

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

•  Leasing – Approximately 93% of PMCC’s net revenues in 2007 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in the line item finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recorded as net revenues over the life of the related leases at a constant after-tax rate of return. The remainder of PMCC’s net revenues consists primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized in net revenues over the life of the leases at a constant pre-tax rate of return. As discussed further in Note 8 to the consolidated financial statements, PMCC leases certain assets that were affected by bankruptcy filings.

PMCC’s investment in leases is included in the line item finance assets, net, on the consolidated balance sheets as of December 31, 2007 and 2006. At December 31, 2007, PMCC’s net finance receivable of $5.8 billion in leveraged leases, which is included in the line item on Altria Group, Inc.’s consolidated balance sheet of finance assets, net, consists of rents receivables ($19.4 billion) and the residual value of assets under lease ($1.5 billion), reduced by third-party nonrecourse debt ($12.8 billion) and unearned income ($2.3 billion). The repayment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is non-recourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rents receivable and has been presented on a net basis within the line item finance assets, net, in Altria Group, Inc.’s consolidated balance sheets. Finance assets, net, at December 31, 2007, also include net finance receivables for direct finance leases ($0.4 billion) and an allowance for losses ($0.2 billion).

Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews resulted in decreases of $11 million and $14 million in 2007 and 2006, respectively, to PMCC’s net revenues and results of operations. Such residual reviews resulted in no adjustment in 2005. To the extent that lease receivables due PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2007, PMCC recorded a pre-tax gain of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006 and 2005, PMCC increased this allowance for losses by $103 million and $200 million, respectively, primarily in recognition of issues within the airline industry. It is possible that additional adverse developments may require PMCC to increase its allowance for losses in future periods.

Consolidated Operating Results

See pages 44 - 46 for a discussion of Cautionary Factors That May Affect Future Results.

(in millions)	2007	2006	2005
Net Revenues
U.S. tobacco	$18,485	$18,474	$18,134

European Union	26,682	23,752	23,874
Eastern Europe, Middle East and Africa	12,149	9,972	8,869
Asia	11,099	10,142	8,609
Latin America	5,166	4,394	3,936

Total International tobacco	55,096	48,260	45,288

Financial services	220	317	319

Net revenues	$73,801	$67,051	$63,741

(in millions)	2007	2006	2005
Excise Taxes on Products
U.S. tobacco	$3,452	$3,617	$3,659
European Union	17,869	15,859	15,372
Eastern Europe, Middle East and Africa	5,801	4,365	3,825
Asia	5,452	4,603	3,682
Latin America	3,176	2,639	2,396

Total International tobacco	32,298	27,466	25,275

Excise taxes on products	$35,750	$31,083	$28,934

(in millions)	2007	2006	2005
Operating Income
Operating companies income:
U.S. tobacco	$4,518	$4,812	$4,581
European Union	4,173	3,516	3,934
Eastern Europe, Middle East and Africa	2,427	2,065	1,635
Asia	1,802	1,869	1,793
Latin America	520	1,008	463

Total International tobacco	8,922	8,458	7,825

Financial services	421	176	31
Amortization of intangibles	(28)	(23)	(18)
General corporate expenses	(598)	(536)	(579)

Operating income	$13,235	$12,887	$11,840

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

Exhibit 13

The following events that occurred during 2007, 2006 and 2005 affected the comparability of statement of earnings amounts.

•  Asset Impairment and Exit Costs – For the years ended December 31, 2007, 2006 and 2005, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2007	2006	2005
Separation program
U.S. tobacco	$309	$10	$-
European Union	137	99	30
Eastern Europe, Middle East and Africa	12	2	14
Asia	28	19	7
Latin America	18	1	4
General corporate	17	32	49

Total separation programs	521	163	104

Asset impairment
U.S. tobacco	35
European Union		5	19
Eastern Europe, Middle East and Africa			5
Asia			9
Latin America			2
General corporate		10

Total asset impairment	35	15	35

Spin-off fees
General corporate	94

Asset impairment and exit costs	$650	$178	$139

Manufacturing Optimization Program

In June 2007, Altria Group, Inc. announced plans by its tobacco subsidiaries to optimize worldwide cigarette production by moving U.S.-based cigarette production for non-U.S. markets to PMI facilities in Europe. Due to declining U.S. cigarette volume, as well as PMI’s decision to re-source its production, PM USA will close its Cabarrus, North Carolina manufacturing facility and consolidate manufacturing for the U.S. market at its Richmond, Virginia manufacturing center. PMI expects to shift all of its PM USA-sourced production, which approximates 57 billion cigarettes to PMI facilities in Europe by October 2008 and PM USA will close its Cabarrus manufacturing facility by the end of 2010.

As a result of this program, from 2007 through 2011, PM USA expects to incur total pre-tax charges of approximately $670 million, comprised of accelerated depreciation of $143 million (including the above mentioned asset impairment charge of $35 million recorded in 2007), employee separation costs of $353 million and other charges of $174 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Approximately $440 million, or 66% of the total pre-tax charges, will result in cash expenditures. PM USA recorded total pre-tax charges of $371 million in 2007 related to this program. These charges were comprised of pre-tax asset impairment and exit costs of $344 million, and $27 million of pre-tax implementation costs associated with the program. The pre-tax implementation costs primarily related to accelerated depreciation and were included in cost of sales in the consolidated statement of earnings for the year ended December 31, 2007. Pre-tax charges of approximately $140 million are expected during 2008 for the program. The program is expected to generate pre-tax cost savings beginning in 2008, with total estimated annual cost savings of approximately $335 million by 2011, of which $179 million will be realized by PMI (by 2009) and $156 million will be realized by PM USA (by 2011).

Philip Morris International Asset Impairment and Exit Costs

During 2007, 2006 and 2005, PMI announced plans for the streamlining of various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through December 31, 2007, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements, PMI recorded pre-tax charges of $195 million, $126 million and $90 million for the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 pre-tax charges primarily related to severance costs. The 2006 pre-tax charges included $57 million of costs related to PMI’s Munich, Germany factory closure. The 2005 pre-tax charges primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. Pre-tax charges, primarily related to severance, of approximately $65 million related to these previously announced plans are expected during 2008.

Cash payments related to exit costs at PMI were $124 million, $44 million and $40 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $170 million.

The streamlining of these various functions and operations is expected to result in the elimination of approximately 3,400 positions. As of December 31, 2007, approximately 2,400 of these positions have been eliminated.

Corporate Asset Impairment and Exit Costs

In 2007, 2006 and 2005, general corporate pre-tax charges were $111 million, $42 million and $49 million, respectively. These charges were primarily related to investment banking and legal fees in 2007 associated with the Kraft and contemplated PMI spin-off, as well as the streamlining of various corporate functions in each year.

•  Italian Antitrust Charge – During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•  Loss on U.S. Tobacco Pool – As further discussed in Note 19 to the consolidated financial statements, in October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. Under the provisions of FETRA, PM USA was obligated to cover its share of potential losses that the government may incur on the disposition of pool tobacco stock accumulated under the previous tobacco price support program. In 2005, PM USA recorded a $138 million pre-tax expense for its share of the loss.

•  U.S. Tobacco Quota Buy-Out – The provisions of FETRA require PM USA, along with other manufacturers and importers of tobacco products, to make quarterly payments that will be used to compensate tobacco growers and quota holders affected by the legislation. Payments made by PM USA under FETRA offset amounts due under the provisions of the National Tobacco Grower Settlement Trust (“NTGST”), a trust formerly established to compensate tobacco growers and quota holders. Disputes arose as to the applicability of FETRA to 2004 NTGST payments. During the third quarter of 2005, a North Carolina Supreme Court ruling determined that FETRA enact-

Exhibit 13

ment had not triggered the offset provisions during 2004 and that tobacco companies were required to make full payment to the NTGST for the full year of 2004. The ruling, along with FETRA billings from the United States Department of Agriculture (“USDA”), established that FETRA was effective beginning in 2005. PM USA had accrued for 2004 FETRA charges and after the clarification of the court ruling, PM USA reversed a 2004 accrual for FETRA payments in the amount of $115 million.

•  Inventory Sale in Italy – During the first quarter of 2005, PMI made a one-time inventory sale of 4.0 billion units to its new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the European Union segment. During the second quarter of 2005, the new distributor reduced its inventories by approximately 1.0 billion units, resulting in lower shipments for PMI. The net impact of these actions was a benefit to the European Union segment pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

•  Gain on Sale of a Business – During 2006, operating companies income of the Latin America segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business in return for cash proceeds of $427 million and 100% ownership of a cigarette business in the Dominican Republic.

•  Recoveries/Provision from/for Airline Industry Exposure – As discussed in Note 8 to the consolidated financial statements, during 2007, PMCC recorded pre-tax gains of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006, PMCC increased its allowance for losses by $103 million, due to issues within the airline industry. During 2005, PMCC increased its allowance for losses by $200 million, reflecting its exposure to the airline industry, particularly Delta Air Lines, Inc. (“Delta”) and Northwest Airlines, Inc. (“Northwest”), both of which filed for bankruptcy protection during 2005.

•  Income Tax Benefit – The tax provision in 2007 included net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter) and $42 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany in the third quarter. The tax provision in 2007 also included the reversal in the fourth quarter of tax accruals of $98 million no longer required. The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Altria Group, Inc. reimbursed $337 million in cash to Kraft for its portion of the $1.0 billion in tax benefits, as well as pre-tax interest of $46 million. The amounts related to Kraft were reclassified to earnings from discontinued operations. The tax reversal resulted in an increase to earnings from continuing operations of approximately $631 million for the year ended December 31, 2006. The 2006 tax provision also included the reversal in the fourth quarter of foreign tax reserves no longer required at PMI of $105 million. The tax provision in 2005 included a $344 million benefit related to dividend repatriation under the American Jobs Creation Act.

•  Discontinued Operations – As a result of the Kraft spin-off, which is more fully discussed in Note 1. Background and Basis of Presentation, to the consolidated financial statements, Altria Group, Inc., has reclassified and reflected the results of Kraft prior to the Kraft Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for all periods presented. The assets and liabilities related to Kraft were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2006.

2007 compared with 2006

The following discussion compares consolidated operating results for the year ended December 31, 2007, with the year ended December 31, 2006.

Net revenues, which include excise taxes billed to customers, increased $6.8 billion (10.1%). Excluding excise taxes, net revenues increased $2.1 billion (5.8%), due primarily to the favorable impact of currency and higher revenues from the Eastern Europe, Middle East and Africa segment, the European Union segment, the Latin America segment and the Asia segment, and the impact of acquisitions at PMI, partially offset by lower revenues from the financial services segment.

Excise taxes on products increased $4.7 billion (15.0%) due primarily to currency movements ($2.3 billion) and higher excise tax rates ($2.4 billion). As discussed in Tobacco Business Environment, there is a trend toward governments’ increasing excise taxes in all of the markets in which Altria Group, Inc. operates. Excise taxes are expected to continue to rise.

Cost of sales increased $1.0 billion (6.5%), due primarily to higher ongoing resolution costs ($489 million), currency movements ($447 million) and acquisitions ($85 million). Generally, tobacco and materials costs have not increased significantly and productivity initiatives have tended to offset higher depreciation and salary expenses.

Marketing, administration and research costs increased $141 million (1.8%), due primarily to currency movements ($260 million), acquisitions and divestitures ($124 million), expenses related to the termination of a distributor relationship in Indonesia ($30 million), and higher research and development costs ($27 million), partially offset by lower marketing expenses and lower general and administrative costs. Generally, research and development costs have tended to increase, reflecting efforts to develop products that may reduce the risk of tobacco use. Marketing and selling expenses were lower, reflecting regulatory restrictions on advertising and promotion activities, and productivity initiatives.

Operating income increased $348 million (2.7%), due primarily to higher operating results from the Eastern Europe, Middle East and Africa segment, the European Union segment, the Latin America segment and the U.S. Tobacco segment; an increase at PMCC due to cash recoveries in 2007 from assets which had previously been written down versus a provision in 2006 for its airline industry exposure; the favorable impact of currency; and the 2006 Italian antitrust charge. These items were partially offset by higher charges for asset impairment, exit and implementation costs, and the 2006 gain on sale of a business.

Currency movements increased net revenues by $3,513 million ($1,178 million, after excluding the impact of currency movements on excise taxes) and operating income by $471 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the euro, Russian ruble and the Turkish lira, partially offset by the strength of the U.S. dollar against the Japanese yen.

Exhibit 13

Interest and other debt expense, net, of $215 million decreased $152 million, due primarily to lower average debt levels throughout most of 2007.

Altria Group, Inc.’s effective tax rate increased 4.3 percentage points to 31.5%. The 2007 effective tax rate includes net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter) and $42 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany in the third quarter. The tax provision in 2007 also includes the reversal of tax accruals of $98 million no longer required in the fourth quarter. The 2006 effective tax rate includes $631 million of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of foreign tax reserves no longer required at PMI of $105 million.

Equity earnings and minority interest, net, was $237 million for 2007, compared with $209 million for 2006. The change primarily reflected higher equity earnings from SABMiller.

Earnings from continuing operations of $9.2 billion decreased $168 million (1.8%), due primarily to a higher effective tax rate, partially offset by higher operating income and lower interest and other debt expense, net. Diluted and basic EPS from continuing operations of $4.33 and $4.36, respectively, decreased by 2.3% and 2.5%, respectively.

Earnings from discontinued operations, net of income taxes and minority interest (which represent the results of Kraft prior to the spin-off), decreased $2.1 billion.

Net earnings of $9.8 billion decreased $2.2 billion (18.6%). Diluted and basic EPS from net earnings of $4.62 and $4.66, respectively, decreased by 19.1%. These decreases reflect the spin-off of Kraft at the end of March 2007.

2006 compared with 2005

The following discussion compares consolidated operating results for the year ended December 31, 2006, with the year ended December 31, 2005.

Net revenues, which include excise taxes billed to customers, increased $3.3 billion (5.2%). Excluding excise taxes, net revenues increased $1.2 billion (3.3%), due primarily to increases from the Asia segment (including the impact of acquisitions), Eastern Europe, Middle East and Africa segment, U.S. tobacco segment and Latin America segment (including the impact of acquisitions), partially offset by lower revenues from the European Union segment and unfavorable currency.

Excise taxes on products increased $2.1 billion (7.4%), due primarily to higher excise tax rates ($1.9 billion) and acquisitions ($571 million), partially offset by currency movements ($311 million).

Cost of sales increased $621 million (4.2%), due primarily to acquisitions ($290 million), higher volume ($231 million) and higher product costs ($135 million).

Marketing, administration and research costs were flat, due primarily to favorable currency ($153 million) and lower marketing expenses, offset by acquisitions ($115 million), higher general and administrative expenses, and higher research and development costs.

Operating income increased $1,047 million (8.8%), due primarily to the 2006 gain on sale of a business, higher operating results from all segments except the European Union segment, the 2005 charge for PM USA’s portion of the losses incurred by the federal government on disposition of its pool tobacco stock, and a lower provision for airline industry exposure at PMCC. These increases were partially offset by the unfavorable impact of currency, an unfavorable comparison with 2005, when PM USA benefited from the reversal of a 2004 accrual related to the tobacco quota buy-out legislation, and the 2006 Italian antitrust charge in the European Union segment.

Currency movements decreased net revenues by $651 million ($340 million after excluding the impact of currency movements on excise taxes) and operating income by $183 million. These decreases were due primarily to the strength versus prior year of the U.S. dollar against the Japanese yen and the Turkish lira.

Interest and other debt expense, net, of $367 million decreased $154 million (29.6%), due primarily to lower debt levels and higher interest income.

    Altria Group, Inc.’s effective tax rate decreased by 2.9 percentage points to 27.2%. The 2006 effective tax rate includes $631 million of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of foreign tax accruals no longer required at PMI of $105 million in the fourth quarter. The 2005 effective tax rate includes a $344 million benefit related to dividend repatriation under the Jobs Act, as well as other benefits, including lower repatriation costs.

Equity earnings and minority interest, net, was $209 million for 2006, compared with $260 million for 2005. The change primarily reflected higher minority interest in earnings in Turkey and Mexico, partially offset by higher equity earnings from SABMiller.

Earnings from continuing operations of $9.3 billion increased $1.2 billion (14.2%), due primarily to higher operating income, lower interest and other debt expense, net, and a lower effective tax rate. Diluted and basic EPS from continuing operations of $4.43 and $4.47, respectively, increased by 13.3% and 13.2%, respectively.

Earnings from discontinued operations, net of income taxes and minority interest, of $2.7 billion increased $428 million (18.9%), due to higher net earnings at Kraft.

Net earnings of $12.0 billion increased $1.6 billion (15.2%). Diluted and basic EPS from net earnings of $5.71 and $5.76, respectively, increased by 14.4% and 14.3%, respectively.

Operating Results by Business Segment

Tobacco

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Smoking

The tobacco industry, both in the United States and abroad, faces a number of challenges that may adversely affect the business, volume, results of operations, cash flows and financial position of ALG and our tobacco companies. These challenges, which are discussed below and in the Cautionary Factors That May Affect Future Results section, include:

•	pending and threatened litigation and bonding requirements as discussed in Note 19. Contingencies (“Note 19”);

•	competitive disadvantages related to price increases in the United States attributable to the settlement of certain tobacco litigation;

Exhibit 13

•	actual and proposed excise tax increases worldwide as well as changes in tax structures;

•	the sale of counterfeit cigarettes by third parties;

•	the sale of tobacco products by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

•	price gaps and changes in price gaps between premium and lowest price brands;

•	diversion into one market of products intended for sale in another;

•	the outcome of proceedings and investigations, and the potential assertion of claims, relating to contraband shipments of cigarettes;

•	governmental investigations;

•	actual and proposed requirements regarding the use and disclosure of tobacco product ingredients, flavors and other proprietary information;

•	actual and proposed restrictions on imports in certain jurisdictions outside the United States;

•	actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales;

•	governmental and private bans and restrictions on smoking;

•	the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking;

•	governmental requirements setting ignition propensity standards for cigarettes; and

•	actual and proposed tobacco legislation and regulation both inside and outside the United States.

In the ordinary course of business, our tobacco companies are subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

•  Excise Taxes: Tobacco products are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in tobacco-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the Member States of the European Union (the “EU”) and in other foreign jurisdictions. Legislation has been passed by the United States Congress that would increase the federal excise tax on cigarettes by $0.61 a pack. The President has vetoed this legislation. It is not possible to predict whether such legislation will be reintroduced and become law. In addition, in certain jurisdictions, PMI’s products are subject to tax structures that discriminate against premium priced products and manufactured cigarettes and to inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on sales of tobacco products by our tobacco subsidiaries, due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products.

•  Minimum Retail Selling Price Laws: Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced infringement proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. Subsequently, in March 2007, the European Commission announced that it was bringing an action against France, and on January 31, 2008, against Austria and Ireland in the European Court of Justice claiming that these countries’ minimum retail selling price systems infringe EU law. The European Commission previously announced that it had formally called upon Austria, Ireland and Italy to amend their legislation setting minimum retail selling prices for cigarettes. Should the European Commission prevail in the European Court of Justice, excise tax levels and/or price gaps in those markets could be adversely affected.

•  Tar and Nicotine Test Methods and Brand Descriptors: A number of governments and public health organizations throughout the world have determined that the existing standardized machine-based methods for measuring tar and nicotine yields in cigarettes do not provide useful information about tar and nicotine deliveries and that such results are misleading to smokers. For example, in the 2001 publication of Monograph 13, the U.S. National Cancer Institute (“NCI”) concluded that measurements based on the Federal Trade Commission (“FTC”) standardized method “do not offer smokers meaningful information on the amount of tar and nicotine they will receive from a cigarette” or “on the relative amounts of tar and nicotine exposure likely to be received from smoking different brands of cigarettes.” Thereafter, the FTC issued a press release indicating that it would be working with the NCI to determine what changes should be made to its testing method to “correct the limitations” identified in Monograph 13. In 2002, PM USA petitioned the FTC to promulgate new rules governing the use of existing standardized machine-based methodologies for measuring tar and nicotine yields and descriptors. That petition remains pending. In addition, the World Health Organization (“WHO”) has concluded that these standardized measurements are “seriously flawed” and that measurements based upon the current standardized methodology “are misleading and should not be displayed.” The International Organization for Standardization (“ISO”) established a working group, chaired by the WHO, to propose a new measurement method that would more accurately reflect human smoking behavior. PM USA and PMI have supported the concept of supplementing the ISO test method with a more intensive method, which PM USA and PMI believe would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending on how an individual smokes a cigarette.

The working group has issued a final report proposing two alternative measurement methods. Currently, ISO is in the process of deciding whether to begin further development of the two methods or to wait for additional guidance from the Conference of the Parties.

In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly challenged the use of descriptors — such as “light,” “mild,” and “low tar” — that are based on measurements produced by those methods. For example, the Scientific Advisory Committee of the WHO concluded that descriptors such as “light, ultra-light, mild and low tar” are “misleading terms” and should be banned. In 2003, the WHO proposed the Framework Convention on Tobacco Control (“FCTC”), a treaty that requires

Exhibit 13

signatory nations to adopt and implement measures to ensure that descriptive terms do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” Such terms “may include ‘low tar,’ ‘light,’ ‘ultra-light,’ or ‘mild.’” Many countries prohibit or are in the process of prohibiting descriptors such as “lights.” In most countries where descriptors are banned, tar, nicotine and carbon monoxide yields are still required to be printed on packs of cigarettes. PMI advocates that where descriptors are banned, governments should also prohibit the printing of tar, nicotine and carbon monoxide yields on packs of cigarettes. See Note 19, which describes pending litigation concerning the use of brand descriptors. As discussed in Note 19, in August 2006, a federal trial court entered judgment in favor of the United States government in its lawsuit against various cigarette manufacturers and others, including PM USA and ALG, and enjoined the defendants from using brand descriptors, such as “lights,” “ultra-lights” and “low tar.” In October 2006, the Court of Appeals stayed enforcement of the judgment pending its review of the trial court’s decision.

•  Food and Drug Administration (“FDA”) Regulations: In February 2007, bipartisan legislation was introduced in the United States Senate and House of Representatives that, if enacted, would grant the FDA broad authority to regulate the design, manufacture and marketing of tobacco products and disclosures of related information. This legislation would also grant the FDA the authority to impose certain recordkeeping and reporting obligations to address counterfeit and contraband tobacco products and would impose fees to pay for the cost of regulation and other matters. ALG and PM USA support this legislation. In August 2007, the Senate Health, Education, Labor and Pensions Committee approved a revised version of this legislation. Whether Congress will grant the FDA broad authority over tobacco products, and the precise nature of that authority if granted, cannot be predicted.

•  Tobacco Quota Buy-Out: In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out is approximately $9.5 billion and is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments will offset already scheduled payments to the National Tobacco Grower Settlement Trust (the “NTGST”), a trust fund established in 1999 by four of the major domestic tobacco product manufacturers to provide aid to tobacco growers and quota holders. Manufacturers and importers of tobacco products are also obligated to cover any losses (up to $500 million) that the government may incur on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. PM USA has paid $138 million for its share of the tobacco pool stock losses. For a discussion of the NTGST, see Note 19. The quota buy-out did not have a material adverse impact on the Altria Group, Inc.’s consolidated results in 2007 and Altria Group, Inc. does not anticipate that the quota buyout will have a material adverse impact on its consolidated results in 2008 and beyond.

•  The WHO’s Framework Convention on Tobacco Control (“FCTC”): The FCTC entered into force on February 27, 2005. As of January 2008, 152 countries, as well as the European Community, have become parties to the FCTC. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things:

•	establish specific actions to prevent youth smoking;

•	restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;

•	initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose health warning requirements on packaging;

•	adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes;

•	restrict smoking in public places;

•	implement fiscal policies (tax and price increases);

•	adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of cigarettes is safer than another;

•	phase out duty-free tobacco sales; and

•	encourage litigation against tobacco product manufacturers.

In addition, some of the proposals currently under consideration by the Conference of the Parties, the governing body of the FCTC, could have the potential to substantially restrict the ability of our tobacco subsidiaries to manufacture and market their products. It is not possible to predict the outcome of regulations under consideration.

•  Ingredient Laws: Jurisdictions inside and outside the United States have enacted or proposed legislation or regulations that would require tobacco product manufacturers to disclose to the government and, in some instances, publicly the ingredients used in the manufacture of tobacco products and, in certain cases, to provide toxicological information. In some jurisdictions, governments have prohibited the use of certain ingredients, and proposals have been discussed to further prohibit or limit the use of ingredients and flavors. Under an EU tobacco product directive, tobacco companies are now required to disclose ingredients and toxicological information to each Member State. In May 2007, the Commission published guidelines for full by-brand reporting requirements. PMI has made ingredient disclosures in compliance with the laws of all Member States, and has followed the guidelines in most Member States, making full by-brand disclosures in a manner that protects trade secrets in those Member States.

•  Laws Addressing Flavor Varieties or Characterizing Flavors: In certain U.S. states, legislation has been proposed which would prohibit the sale of certain flavor varieties of tobacco products or tobacco products with characterizing flavors. The proposed legislation varies in terms of the type of tobacco products subject to prohibition, the conditions under which the sale of such products would be prohibited, and exceptions to the prohibitions. To date, Maine is the only state in which such a prohibition has been enacted, but its provisions affecting cigarette and cigar products do not take effect until July 1, 2009, and covered products also may be granted exemptions

Exhibit 13

under that state’s law. Whether other states will enact legislation in this area, and the precise nature of such legislation if enacted, cannot be predicted.

•  Restrictions and Bans on the Use of Ingredients: Some governments have prohibited the use of certain ingredients and propose further prohibitions or limits. For example, the Conference of the Parties is considering guidelines providing detailed product regulation requirements that are likely to include standards for the use of tobacco product ingredients, including flavorings. PM USA and PMI support regulations requiring all manufacturers to determine that the use of ingredients does not increase the inherent toxicity in cigarette smoke.

•  Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a “comprehensive ban on advertising, promotion and sponsorship” and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the internet, and sponsorships of international events within 5 years. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship that are not prohibited. Some public health groups have called for bans of product displays, which some countries have adopted, and for generic packaging. PM USA and PMI oppose complete bans on advertising, but support limitations on marketing, provided that the limitations are within constitutional constraints and manufacturers are able to communicate appropriately with adult smokers.

•  Health Warning Requirements: Many countries require substantial health warnings on tobacco product packs. In the EU, for example, health warnings must cover 30% of the front and 40% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack. However, the treaty recommends warnings covering 50% of the front and back of the pack. PM USA and PMI support health warning requirements and defer to the governments on the content of the warnings. In countries where health warnings are not required, PMI places them on packaging voluntarily in the official language or languages of the country. For example, PMI is voluntarily placing health warnings in many African countries in official local languages and occupying 30% of the front and back of the pack. PM USA and PMI do not support warning sizes that deprive them of the ability to use their distinctive trademarks and pack designs which differentiate their products from those of their competitors.

•  Health Effects of Smoking and Exposure to Environmental Tobacco Smoke (“ETS”): Reports with respect to the health effects of cigarette smoking have been publicized for many years, including in a June 2006 United States Surgeon General report on ETS entitled “The Health Consequences of Involuntary Exposure to Tobacco Smoke.” Many countries have restricted smoking in public places. The pace and scope of public smoking bans has increased significantly, particularly in the EU, where Italy, Ireland, the UK, France, Finland and Sweden have banned virtually all indoor public smoking. Other countries around the world have adopted or are likely to adopt substantial public smoking restrictions. Some public health groups have called for, and some municipalities have adopted or proposed, bans on smoking in outdoor places, and some tobacco control groups have advocated banning smoking in cars with minors in them. The FCTC requires parties to the treaty to adopt restrictions on public smoking, and the Conference of Parties has proposed guidelines on regulations which are based on the premise that any exposure to ETS is harmful and call for total bans in all indoor public places, defines “indoor” broadly, and rejects any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as cars and homes, the guidelines call for increased education on the risk of exposure to ETS.

It is not possible to predict the results of ongoing scientific research or the types of future scientific research into the health risks of tobacco exposure. Although most regulation of ETS exposure to date has been done at the local level through bans in public establishments, the State of California is in the process of regulating ETS exposure in the ambient air at the state level. In January 2006, the California Air Resources Board (“CARB”) listed ETS as a toxic air contaminant under state law. CARB is now required to consider the adoption of appropriate control measures utilizing “best available control technology” in order to reduce public exposure to ETS in outdoor air to the “lowest level achievable.” In addition, in June 2006, the California Office of Environmental Health Hazard Assessment (“OEHHA”) listed ETS as a contaminant known to the State of California to cause reproductive toxicity. Consequently, under California Proposition 65, businesses employing 10 or more persons must post warning signs in certain areas stating that ETS is known to the State of California to be a reproductive toxicant.

It is the policy of PM USA and PMI to support a single, consistent public health message on the health effects of cigarette smoking in the development of diseases in smokers, smoking and addiction, and on exposure to ETS. It is also their policy to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of smoking, addiction and exposure to ETS.

    PM USA and PMI each have established websites that include, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and ETS. These sites reflect PM USA’s and PMI’s agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The websites advise smokers, and those considering smoking, to rely on the messages of public health authorities in making all smoking-related decisions. The website addresses are www.philipmorrisusa.com and www.pmintl.com. The information on PM USA’s and PMI’s websites is not, and shall not be deemed to be, a part of this document or incorporated into any filings ALG makes with the Securities and Exchange Commission.

•  Testing and Reporting of Other Smoke Constituents: In addition to tar, nicotine and carbon monoxide, public health authorities have classified between 45 and 70 other smoke constituents as potential causes of tobacco-related diseases. Several countries require manufacturers to provide by-brand yields of these constituents. The FCTC requires signatory nations to adopt and implement guidelines for “testing and measuring the contents and emissions of tobacco products.” PM USA and PMI measure most of these constituents for their product research and development purposes, and support such regulation. However, the capacity to conduct by-brand testing on a global basis does not exist today, and the cost of by-brand annual testing would be significant.

•  Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents: A number of countries and the EU have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. As discussed above, public health authorities have questioned whether reducing machine-measured tar, nicotine and carbon monoxide yields results in meaningful reductions in risk. Further, some

Exhibit 13

public health groups have questioned the appropriateness of imposing nicotine ceilings per cigarette.

To date, no country has proposed or adopted ceilings for other smoke constituents. However, in June 2007, the panel advising the Conference of the Parties issued a report that recommends limiting specific smoke constituents. The advisory panel stated that ceilings do not have to be based on proof of benefit, but only on a showing that “the substance be known to be harmful and that processes exist for its diminution or removal.” The advisory panel proposed ceilings on tobacco specific nitrosamines, or TSNA, smoke constituents unique to tobacco, based on data showing that there is a wide variation in TSNA yields across brands. The advisory panel stated that the levels of the TSNAs are “higher in air-cured/processed Burley tobacco than in flue-cured bright tobacco” and that levels of TSNAs are much lower in markets where the predominant brands are Virginia cigarettes, such as Australia and Canada, as opposed to markets, such as the EU, where American blended cigarettes are predominantly sold. The recommended ceilings are “the lower of the median values for a sample of international brands or the median for the brands for the country implementing the regulation.” Subsequently, members of the panel recommended that ceilings be established for seven additional smoke constituents, also based on the median in the market. It is not possible to predict whether or when this recommendation will be endorsed by the Conference of the Parties and, if so, implemented by governments.

•  Reduced Cigarette Ignition Propensity Legislation: Legislation or regulation requiring cigarettes to meet reduced ignition propensity standards is being considered in many states, at the federal and local levels and in jurisdictions outside the United States. New York State implemented ignition propensity standards in June 2004. To date, the same standards have been enacted by twenty-one other states, effective as follows: Vermont (May 2006), California (January 2007), Oregon (April 2007), New Hampshire (October 2007), Illinois (January 2008), Maine (January 2008), Massachusetts (January 2008), Kentucky (April 2008), Montana (May 2008), Alaska (August 2008), New Jersey (June 2008), Maryland (July 2008), Utah (July 2008), Connecticut (July 2008), Rhode Island (August 2008), Delaware (January 2009), Iowa (January 2009), Minnesota (January 2009), Texas (January 2009), Louisiana (August 2009) and North Carolina (January 2010). Similar legislation has been enacted in Canada and is being considered in several other countries, notably Australia and several Member States of the EU. In late 2007, the European Commission began an official process through the General Product Safety Directive to adopt reduced cigarette ignition propensity standards such as those implemented in New York, Canada and other jurisdictions. PM USA supports the enactment of federal legislation mandating a uniform and technically feasible national standard for reduced ignition propensity cigarettes that would preempt state standards and apply to all cigarettes sold in the United States. Although PM USA believes that a national standard is the most appropriate way to address the issue, it has been actively supporting the adoption of laws at the state level that require all manufacturers to comply with the standard first adopted in New York. PMI believes that reduced ignition propensity standards should be the same as those applied in New York and other jurisdictions to ensure that they are uniform and technically feasible, and that they are applied equally to all manufacturers and all tobacco products.

•  Illicit Trade: Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. Article 15 of the FCTC requires parties to the treaty to take steps to eliminate all forms of illicit trade, including counterfeiting, and states that national, regional and global agreements on this issue are “essential components of tobacco control.” The Conference of the Parties has announced that it is working on a protocol on illicit trade to be negotiated in 2008 and proposed in 2009. According to a draft template, topics that the protocol will address include:

•

licensing schemes for participants in the tobacco business, measures to eliminate money laundering and the development of an international system that enables the tracking and tracing of tobacco products;

•	the implementation of laws governing record keeping and internet sales of tobacco products;

•	the criminalization of participation in illicit trade in various forms;

•	obligations for tobacco manufacturers to control their supply chain with penalties for those that fail to do so;

•	programs to increase the capacity of law enforcement bodies; and

•	programs to increase cooperation and technical assistance with respect to investigation and prosecutions and the sharing of information.

    PM USA and PMI support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products. They agree that manufacturers should implement monitoring systems of their sales and distribution practices, and that where appropriately confirmed, manufacturers should stop supplying vendors who have knowingly engaged in illicit trade. For example, PM USA is engaged in a number of initiatives to help prevent contraband trade in cigarettes, including: enforcement of PM USA wholesale and retail trade policies on trade in contraband cigarettes and Internet/remote sales; engagement with and support of law enforcement and regulatory agencies; litigation to protect the Company’s trademarks; and support for federal and state legislation. PM USA’s legislative initiatives to address contraband trade in cigarettes are designed to better control and protect the legitimate channels of distribution, impose more stringent penalties for the violation of laws and provide additional tools for law enforcement. While PMI believes the best approach is for all these measures to be adopted through legislation, it is also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes. PMI has entered into agreements with several countries, including China, Senegal, Switzerland, Thailand, Turkey, and, as described below, the EU.

•  PMI Cooperation Agreements to Combat Illicit Trade of Cigarettes: PMI has entered into agreements with several governments to combat the illicit trade of cigarettes and may continue to do so. In July 2004, PMI entered into an agreement with the European Commission (acting on behalf of the European Community) and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 26 of the 27 Member States have signed the agreement. The agreement resolves all disputes between the European Community and the Member States that signed the agreement, on the one hand, and PMI and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years. In the second quarter of 2004, PMI

Exhibit 13

recorded a pre-tax charge of $250 million for the initial payment. The agreement calls for payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006), and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the EU in the year preceding payment. PMI will record these payments as an expense in cost of sales when product is shipped. PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial.

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

•  Other Legislation or Governmental Initiatives: Legislative and regulatory initiatives affecting the tobacco industry have been adopted or are being considered in a number of countries and jurisdictions. In 2001, the EU adopted a directive on tobacco product regulation requiring EU Member States to implement regulations that reduce maximum permitted levels of tar, nicotine and carbon monoxide yields; require manufacturers to disclose ingredients and toxicological data; and require cigarette packs to carry health warnings covering no less than 30% of the front panel and no less than 40% of the back panel. The directive also gives Member States the option of introducing graphic warnings as of 2005; requires tar, nicotine and carbon monoxide data to cover at least 10% of the side panel; and prohibits the use of texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others. All 27 EU Member States have implemented the directive.

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

In the United States in recent years, various members of federal and state governments have introduced legislation that would subject cigarettes and other tobacco products to various regulations; restrict or eliminate the use of descriptors for cigarettes such as “lights” or “ultra lights;” establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; further restrict the advertising of cigarettes and other tobacco products; require additional warnings, including graphic warnings, on packages and in advertising of cigarettes and other tobacco products; eliminate or reduce the tax deductibility of tobacco product advertising; provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act not be used as a defense against liability under state statutory or common law; allow state and local governments to restrict the use of flavors in tobacco products; and allow state and local governments to restrict the sale and distribution of tobacco products.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of tobacco products, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented in the United States and in other countries and jurisdictions that might materially affect the business, volume, results of operations and cash flows of our tobacco subsidiaries, and ultimately their parent, ALG.

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

Manufacturing Optimization Program

In June 2007, Altria Group, Inc. announced plans by its tobacco subsidiaries to optimize worldwide cigarette production by moving U.S.-based cigarette production for non-U.S. markets to PMI facilities in Europe. Due to declining U.S. cigarette volume, as well as PMI’s decision to re-source its production, PM USA will close its Cabarrus, North Carolina manufacturing facility and consolidate manufacturing for the U.S. market at its Richmond, Virginia manufacturing center. PMI expects to shift all of its PM USA-sourced production, which approximates 57 billion cigarettes, to PMI facilities in Europe by October 2008, and PM USA will close its Cabarrus manufacturing facility by the end of 2010.

As a result of this program, from 2007 through 2011, PM USA expects to incur total pre-tax charges of approximately $670 million, comprised of accelerated depreciation of $143 million, employee separation costs of $353 million and other charges of $174 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Approximately $440 million, or 66% of the total pre-tax charges, will result in cash expenditures. PM USA recorded total pre-tax charges of $371 million in 2007 related to this program. These charges were comprised of pre-tax asset impairment and exit costs of $344 million, and $27 million of pre-tax implementation costs associated with the program. The pre-tax implementation costs primarily related to accelerated depreciation and were included in cost of sales in the consolidated statement of earnings for the year ended December 31, 2007. Pre-tax charges of approximately $140 million are expected during 2008 for the program. In addition,

Exhibit 13

the program will entail capital expenditures of approximately $230 million at PM USA and $50 million at PMI.

The program is expected to generate pre-tax cost savings beginning in 2008, with total estimated annual cost savings of approximately $335 million by 2011, of which $179 million will be realized by PMI (by 2009) and $156 million by PM USA (by 2011).

Philip Morris International Asset Impairment and Exit Costs

During 2007, 2006 and 2005, PMI announced plans for the streamlining of various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through December 31, 2007, the largest of which was the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements, PMI recorded pre-tax charges of $195 million, $126 million and $90 million for the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 pre-tax charges primarily related to severance costs. The 2006 pre-tax charges included $57 million of costs related to PMI’s Munich, Germany factory closure. The 2005 pre-tax charges primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. Pre-tax charges, primarily related to severance, of approximately $65 million related to these previously announced plans are expected during 2008.

In 2007, asset impairment and exit costs also included general corporate pre-tax charges of $13 million related to fees associated with the PMI spin-off.

Cash payments related to exit costs at PMI were $131 million, $44 million and $40 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $170 million.

The streamlining of these various functions and operations is expected to result in the elimination of approximately 3,400 positions. As of December 31, 2007, approximately 2,400 of these positions have been eliminated. These actions generated pre-tax cost savings beginning in 2005, with cumulative estimated annual cost savings of approximately $185 million through December 31, 2007, of which $130 million are incremental savings in 2007. Cumulative estimated annual cost savings of approximately $329 million are expected by the end of 2008.

Acquisitions

As discussed in Note 5. Acquisitions, to the consolidated financial statements, the following acquisitions occurred during 2007, 2006 and 2005.

On December 11, 2007, in conjunction with PM USA’s adjacency strategy, Altria Group, Inc. acquired 100% of John Middleton, Inc., a leading manufacturer of machine-made large cigars, for $2.9 billion in cash. The acquisition was financed with existing cash. John Middleton, Inc.’s balance sheet has been consolidated with Altria Group, Inc.’s as of December 31, 2007. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, have been included in Altria Group, Inc.’s consolidated operating results.

In November 2007, PMI acquired an additional 30% stake in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”), which increased PMI’s ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% stake in the business. PMI also entered into an agreement with Grupo Carso which provides the basis for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso’s remaining 20% in the future. The effect of this acquisition was not material to Altria Group, Inc.’s consolidated financial position, results of operations or operating cash flows in 2007.

During the first quarter of 2007, PMI acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), and completed a mandatory tender offer for the remaining shares, which increased PMI’s total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million. The effect of this acquisition was not material to Altria Group, Inc.’s consolidated financial position, results of operations or operating cash flows in 2007.

    In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million, which increased Altria Group, Inc.’s 2006 net earnings by $0.15 per diluted share. The operating results of ELJ’s cigarette subsidiary for the year ended December 31, 2007 and from November 2006 to December 31, 2006, the amounts of which were not material, were included in Altria Group, Inc.’s operating results in the respective years.

In the fourth quarter of 2006, PMI purchased from British American Tobacco the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million.

In 2005 PMI acquired 98% of the outstanding shares of Sampoerna, an Indonesian tobacco company, for a cost of $4.8 billion, and a 98% stake in Coltabaco, the largest tobacco company in Colombia, for a cost of $300 million.

Other

In December 2005, PMI reached agreements with the China National Tobacco Corporation (“CNTC”) on the licensed production of Marlboro in the People’s Republic of China and the establishment of an international joint venture. PMI and CNTC each hold 50% of the shares of the joint venture company, which is based in Lausanne, Switzerland. The joint venture company will support the commercialization and distribution of a portfolio of Chinese heritage brands in international markets, expand the export of tobacco products and packaging materials from China, and explore other business development opportunities. While PMI views these agreements as important strategic milestones, PMI does not expect them to have a significant impact on its financial results for some time.

Exhibit 13

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2007	2006	2005	2007	2006	2005
U.S. tobacco	$18,485	$18,474	$18,134	$4,518	$4,812	$4,581
European Union	26,682	23,752	23,874	4,173	3,516	3,934
Eastern Europe, Middle East and Africa	12,149	9,972	8,869	2,427	2,065	1,635
Asia	11,099	10,142	8,609	1,802	1,869	1,793
Latin America	5,166	4,394	3,936	520	1,008	463

Total tobacco	$73,581	$66,734	$63,422	$13,440	$13,270	$12,406

2007 compared with 2006

The following discussion compares tobacco operating results for 2007 with 2006.

•  U.S. tobacco: Net revenues, which include excise taxes billed to customers, increased $11 million (0.1%). Excluding excise taxes, net revenues increased $176 million (1.2%) to $15.0 billion, due primarily to lower wholesale promotional allowance rates ($1.1 billion), partially offset by lower volume ($906 million).

Operating companies income decreased $294 million (6.1%), due primarily to lower volume ($608 million) and higher pre-tax charges in 2007 for asset impairment, exit and implementation costs related to the announced closing of the Cabarrus, North Carolina cigarette manufacturing facility ($361 million), partially offset by lower wholesale promotional allowance rates, net of higher ongoing resolution costs ($329 million) and lower marketing, administration and research costs ($311 million, net of a $26 million provision for the Scott case in Louisiana in 2007).

Marketing, administration and research costs include PM USA’s cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, as more fully discussed in Note 19. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2007, 2006 and 2005, product liability defense costs were $200 million, $195 million and $258 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. PM USA does not expect that product liability defense costs will increase significantly in the future.

PM USA’s shipment volume was 175.1 billion units, a decrease of 4.6% or 8.3 billion units, but was estimated to be down approximately 3.6% when adjusted for changes in trade inventories and calendar differences. For the full year 2007, PM USA estimates a decline of about 4% in total cigarette industry volume. In the premium segment, PM USA’s shipment volume decreased 4.3%. Marlboro shipment volume decreased 5.9 billion units (3.9%) to 144.4 billion units. In the discount segment, PM USA’s shipment volume also decreased, with Basic shipment volume down 8.8% to 13.2 billion units. PM USA estimates that cigarette consumption in 2008 may decline by 2.5% to 3.0%.

The following table summarizes PM USA’s cigarette volume performance by brand for 2007 and 2006:

For the Years Ended December 31, (in billion units)	2007	2006
Marlboro	144.4	150.3
Parliament	6.0	6.0
Virginia Slims	7.0	7.5
Basic	13.2	14.5

Focus on Four Brands	170.6	178.3
Other	4.5	5.1

Total PM USA	175.1	183.4

    The following table summarizes PM USA’s retail share performance, based on data from the IRI/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. This panel was not designed to capture sales through other channels, including Internet and direct mail:

For the Years Ended December 31,	2007	2006
Marlboro	41.0%	40.5%
Parliament	1.9	1.8
Virginia Slims	2.2	2.3
Basic	4.1	4.2

Focus on Four Brands	49.2	48.8
Other	1.4	1.5

Total PM USA	50.6%	50.3%

Effective September 10, 2007, PM USA reduced its wholesale promotional allowances on Marlboro, Parliament and Basic by $0.50 per carton, from $4.00 to $3.50, and Virginia Slims by $2.00 per carton, from $4.00 to $2.00. In addition, PM USA raised the price on its other brands by $2.50 per thousand cigarettes or $0.50 per carton effective September 10, 2007 and by $9.95 per thousand cigarettes or $1.99 per carton effective February 12, 2007.

Effective December 18, 2006, PM USA reduced its wholesale promotional allowance on its Focus on Four brands by $1.00 per carton, from $5.00 to $4.00, and increased the price of its other brands by $1.00 per carton.

Effective December 19, 2005, PM USA reduced its wholesale promotional allowance on its Focus on Four brands by $0.50 per carton, from $5.50 to $5.00. In addition, effective December 27, 2005, PM USA increased the price of its other brands by $2.50 per thousand cigarettes or $0.50 per carton.

PM USA anticipates that U.S. industry volume will decline by approximately 2.5% to 3.0% annually over the next few years. PM USA cannot predict the relative sizes of the premium and discount segments or its shipment or retail market share. PM USA believes that its results may be materially adversely affected by the items discussed under the caption Tobacco – Business Environment.

•  European Union: Net revenues, which include excise taxes billed to customers, increased $2.9 billion (12.3%). Excluding excise taxes, net revenues increased $920 million (11.7%) to $8.8 billion, due primarily to favorable currency ($748 million) and price increases ($374 million), partially offset by lower volume/mix ($202 million).

Operating companies income increased $657 million (18.7%), due primarily to favorable currency ($417 million), price increases, net of higher costs ($363 million), lower marketing, administration and research costs ($75 million) and the Italian antitrust charge in 2006 ($61 million), partially offset by lower volume/mix ($201 million), higher pre-tax charges for asset

Exhibit 13

impairment and exit costs ($33 million) and higher fixed manufacturing costs ($23 million).

In the European Union, PMI’s cigarette shipment volume decreased 0.7%, due primarily to declines in Germany and Poland, and unfavorable distributor inventory movements in France, partially offset by gains in Hungary, the Baltic States, and the impact of favorable inventory movements in Italy. PMI’s cigarette market share in the European Union was 39.3%, down 0.1 share point from 2006, due primarily to trade inventory distortions in the Czech Republic. Absent these distortions, market share in the European Union was flat.

In France, PMI’s shipment volume decreased 4.8%, due primarily to a lower market due to higher pricing. PMI’s market share decreased 0.3 share points to 42.4%, due primarily to declines in Marlboro, reflecting the temporary adverse impact of crossing the €5.00 per pack threshold. In the mid-price segment, the Philip Morris brand grew market share.

In Germany, PMI’s cigarette shipment volume declined 4.6%. The total cigarette market in Germany declined 4.0%, due mainly to the tax-driven price increase in October 2006. PMI’s cigarette market share declined 0.4 share points to 36.5%, due to lower Marlboro share, partially offset by share gains for L&M.

In Italy, the total cigarette market was down 1.1%. PMI’s cigarette shipment volume increased 2.9%, due primarily to the favorable timing of shipments, and its market share in Italy increased 0.8 share points to 54.6%, driven by Chesterfield and Merit.

In Poland, the total cigarette market declined 3.5%, due to consumer price sensitivity within the low-price segment following significant tax-driven price increases, as consumers switched to other tobacco products. PMI’s shipment volume was down 6.0% and market share decreased 1.0 share point to 39.0%, primarily reflecting share declines for PMI’s low-price and local 70mm brands. However, Marlboro market share rose 0.4 share points to 8.5%.

In Spain, the total cigarette market declined 1.2%. PMI’s shipment volume increased 0.7%, due mainly to the favorable timing of shipments. PMI’s market share declined 0.2 share points to 32.1%, primarily reflecting declines in Marlboro, partially offset by gains for Chesterfield, L&M and the Philip Morris brand.

•  Eastern Europe, Middle East and Africa: Net revenues, which include excise taxes billed to customers, increased $2.2 billion (21.8%). Excluding excise taxes, net revenues increased $741 million (13.2%) to $6.3 billion, due primarily to favorable currency ($321 million), price increases ($246 million) and higher volume/mix ($174 million).

Operating companies income increased $362 million (17.5%), due primarily to price increases and lower costs ($285 million), higher volume/mix ($95 million) and favorable currency ($90 million), partially offset by higher marketing, administration and research costs ($80 million), higher fixed manufacturing costs ($18 million) and higher pre-tax charges for asset impairment and exit costs ($10 million).

In Eastern Europe, Middle East and Africa, shipment volume increased 0.9%, driven by gains in Algeria, Bulgaria, Egypt and Ukraine, partially offset by declines in Romania, Russia, Serbia and Turkey.

In Egypt, improved economic conditions and increased tourism continued to fuel the growth of the total cigarette industry and premium brands. PMI’s shipments rose 25.6% and share advanced 1.9 points to 12.0%, driven by Marlboro, L&M and Merit.

In Russia, shipments were down 2.0%, due largely to L&M. This decline was partially offset by continued growth of higher-margin brands, including Marlboro, Parliament, Chesterfield and Muratti. PMI’s market share was unchanged at 26.6%. In September 2007, PMI replaced the entire L&M brand family with a completely new, smoother tasting product line-up in response to changing adult consumer preferences.

In Turkey, shipments declined 1.6% and market share declined 2.1 share points to 40.4%, due primarily to a volume decline of the lower-margin brands in PMI’s portfolio.

In Ukraine, shipments grew 4.7% and share rose 0.8 share points to 33.9%, driven by consumer up-trading to premium brands, particularly Marlboro, Parliament and Chesterfield.

In Algeria, shipments increased, driven by an expanded distribution network.

In Bulgaria, shipments increased, driven by PMI’s market entry in July 2006 as well as higher sales of Marlboro following price repositioning, and portfolio expansion following the lifting of import duties in January 2007.

In Romania, shipments were down 9.6%, due primarily to a lower total market and lower market share. PMI’s volume decline was driven by declines in L&M, partially offset by gains in Marlboro and Parliament.

•  Asia: Net revenues, which include excise taxes billed to customers, increased $957 million (9.4%). Excluding excise taxes, net revenues increased $108 million (1.9%) to $5.6 billion, due primarily to price increases ($146 million), the Lakson Tobacco acquisition ($118 million) and favorable currency ($75 million), partially offset by lower volume/mix ($231 million).

Operating companies income decreased $67 million (3.6%), due primarily to lower volume/mix ($179 million), higher marketing, administration and research costs ($70 million, including $30 million for a distributor termination in Indonesia), unfavorable currency ($36 million) and higher pre-tax charges for asset impairment and exit costs ($9 million), partially offset by price increases and lower costs ($171 million), lower fixed manufacturing costs ($44 million) and the Lakson Tobacco acquisition ($12 million).

In Asia, shipment volume increased 8.8%, due to the Lakson Tobacco acquisition in Pakistan. Excluding this acquisition, volume in Asia was down 3.2%, due primarily to the negative impact of inventory movements and lower shipments in Japan, partially offset by gains in Indonesia and Korea.

In Japan, the total cigarette market declined 4.8%, driven by the July 1, 2006 tax-driven price increase. Market share in Japan decreased 0.4 share points to 24.3%, due mainly to Lark. PMI’s shipments were down 12.6%, reflecting lower in-market sales and a reduction in distributor inventory durations at the end of 2007.

In Indonesia, the total cigarette market increased 3.9%. PMI’s market share decreased 0.3 share points to 28.0%, reflecting the share decline of A Mild and Dji Sam Soe, due to a temporary stick-price disadvantage versus competitor brands, partially offset by the growth of Marlboro, which gained 0.4 share points to 4.0%. PMI shipment volume rose 2.8%, driven by the July 2007 launch of Marlboro kretek.

In Korea, the total market increased 4.6%. PMI’s shipments increased 20.3%, due primarily to the performance of Marlboro, Parliament and Virginia Slims, driven by new line extensions, including Marlboro Filter Plus. Market share in Korea increased 1.3 share points to 9.9% with Marlboro market share up 0.8 share points to 4.2%.

•  Latin America: Net revenues, which include excise taxes billed to customers, increased $772 million (17.6%). Excluding excise taxes, net revenues

Exhibit 13

increased $235 million (13.4%) to $2.0 billion, due primarily to price increases ($130 million), the impact of acquisitions ($51 million), favorable currency ($34 million) and favorable volume/mix ($20 million).

Operating companies income decreased $488 million (48.4%), due primarily to the gain in 2006 from the divestiture of the Dominican Republic beer business ($488 million), the impact of divestitures ($51 million), higher marketing, administration and research costs ($18 million), and higher pre-tax charges for asset impairment and exit costs ($17 million), partially offset by price increases, net of higher costs ($87 million).

In Latin America, shipment volume increased 0.8%, driven by gains in Argentina, partially offset by declines in Mexico and the Dominican Republic.

In Argentina, the total cigarette market was up 3.0%, while PMI shipments grew 7.1% and share was up 2.6 share points to 68.9%, driven by Marlboro and the Philip Morris brand.

In Mexico, the total market declined 6.3%, due to lower consumption following the price increases in January and October 2007, as well as an unfavorable comparison with the prior year, which included trade purchases in advance of the January 2007 tax-driven price increase. PMI shipments declined 2.1%, reflecting the decline in the overall market. However, PMI’s market share rose 0.8 share points to 64.3%, driven by Benson & Hedges and Delicados.

In the Dominican Republic, shipment volume declined 20.2%, reflecting a lower total market following price increases in January and February 2007 to partially compensate for a very significant excise tax increase imposed on cigarettes in January 2007.

2006 compared with 2005

The following discussion compares tobacco operating results for 2006 with 2005.

•  U.S. tobacco: Net revenues, which include excise taxes billed to customers, increased $340 million (1.9%). Excluding excise taxes, net revenues increased $382 million (2.6%) to $14.9 billion, due primarily to lower wholesale promotional allowance rates ($604 million), partially offset by lower volume ($239 million).

Operating companies income increased $231 million (5.0%), due primarily to lower wholesale promotional allowance rates, net of higher ongoing resolution costs ($424 million) and several other items (aggregating $79 million), partially offset by lower volume ($170 million), higher fixed manufacturing costs ($47 million) and higher marketing, administration and research costs (including spending in 2006 for various excise tax ballot initiatives). The other items reflect a pre-tax provision in 2005 for the Boeken individual smoking case ($56 million) and the previously mentioned 2005 net charges related to tobacco quota buy-out legislation ($23 million).

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

The following table summarizes PM USA’s cigarette volume performance by brand for 2006 and 2005:

For the Years Ended December 31, (in billion units)	2006	2005
Marlboro	150.3	150.5
Parliament	6.0	5.8
Virginia Slims	7.5	7.9
Basic	14.5	15.2

Focus on Four Brands	178.3	179.4
Other	5.1	6.1

Total PM USA	183.4	185.5

The following table summarizes PM USA’s retail share performance, based on data from the IRI/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including Internet or direct mail:

For the Years Ended December 31,	2006	2005
Marlboro	40.5%	40.0%
Parliament	1.8	1.7
Virginia Slims	2.3	2.3
Basic	4.2	4.3

Focus on Four Brands	48.8	48.3
Other	1.5	1.7

Total PM USA	50.3%	50.0%

•  European Union: Net revenues, which include excise taxes billed to customers, decreased $122 million (0.5%). Excluding excise taxes, net revenues decreased $609 million (7.2%) to $7.9 billion, due primarily to lower volume/mix ($254 million), net price decreases ($203 million) and unfavorable currency ($152 million).

Operating companies income decreased $418 million (10.6%), due primarily to lower volume/mix ($243 million), price decreases, net of cost savings ($179 million), the Italian antitrust charge ($61 million) and higher pre-tax charges for asset impairment and exit costs ($55 million), partially offset by lower marketing, administration and research costs ($90 million) and lower fixed manufacturing costs ($29 million).

In the European Union, PMI’s cigarette shipment volume decreased 2.8%. Excluding the inventory sale in Italy, PMI’s volume decreased 1.7% in the European Union due largely to declines in Spain, Portugal, Germany and the Czech Republic, partially offset by gains in France, Hungary and Poland.

In Spain, the total cigarette market was down 2.9%, due primarily to the impact of excise tax increases and a new tobacco law implemented on January 1, 2006. PMI’s shipment volume decreased 12.8%, reflecting increased consumer down-trading to the low-price segment. As a result of growing price gaps, PMI’s market share in Spain declined 2.3 share points to 32.3%. On January 21, 2006, the Spanish government raised excise taxes on cigarettes, which would have resulted in even larger price gaps if the tax increase had been passed on to consumers. Accordingly, PMI reduced its cigarette prices on January 26, 2006 to restore the competitiveness of its brands. In late February, the Spanish government again raised the level of excise taxes, but also established a minimum excise tax, following which PMI raised its prices back to prior levels. On November 10, 2006, the Spanish government announced an increase in the minimum excise tax to 70 euros per thousand cigarettes. Effective December 30, 2006, PMI raised prices on all its brands.

Exhibit 13

In Portugal, the total cigarette market declined 8.2%, reflecting a tax-driven price increase that resulted in lower overall consumption and higher consumer cross-border purchases in Spain. PMI’s shipment volume decreased 13.0% and market share was down 5.0 share points to 82.0%, due to severe price competition, partially arising from competitors continuing to sell lower priced product from inventory that was accumulated prior to the tax increase.

In Germany, PMI’s total tobacco volume (which includes other tobacco products) increased 0.9%; however, PMI’s cigarette volume declined 2.8%. Total tobacco consumption in Germany was down 5.9% in 2006, reflecting the decline and ultimate exit of tobacco portions from the market. The total cigarette market decreased 4.0%, affected by the September 2005 tax-driven price increase as well as the sale of illicit cigarettes as reported by the German cigarette manufacturers’ association. PMI’s cigarette market share increased 0.2 share points to 36.9%, driven by the price repositioning of L&M in January 2006. During the fourth quarter of 2005, the European Court of Justice ruled that the German government’s favorable tax treatment of tobacco portions was against EU law. Accordingly, tobacco portions manufactured as of April 1, 2006 now incur the same excise tax as that levied on cigarettes, and as of October 2006, PMI’s shipments of tobacco portions ceased.

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

•   Eastern Europe, Middle East and Africa: Net revenues, which include excise taxes billed to customers, increased $1.1 billion (12.4%). Excluding excise taxes, net revenues increased $563 million (11.2%) to $5.6 billion, due primarily to price increases ($391 million) and higher volume/mix ($195 million), partially offset by unfavorable currency ($23 million).

Operating companies income increased $430 million (26.3%), due primarily to price increases, net of higher costs ($381 million) and higher volume/mix ($130 million), partially offset by higher marketing, administration and research costs ($85 million).

In Eastern Europe, Middle East and Africa, shipment volume increased 1.6%, driven by gains in Russia, Ukraine and Egypt, partially offset by declines in Romania and Turkey. In Russia, shipments were up 3.4%, driven by Marlboro, Muratti, Parliament, and Chesterfield, while market share was down 0.4 share points to 26.6%, due primarily to declines of low-price brands and L&M. Higher shipments in Ukraine mainly reflect higher market share, as well as up-trading to higher margin brands. In Romania, shipments declined 15.1% and market share was down 1.8 share points to 32.3%. In Turkey, shipments declined 3.5%, reflecting the continued decline of low-price Bond Street. However, PMI market share in Turkey rose 1.1 share points to 42.4%, as consumers traded up to its higher margin brands, Parliament and Muratti.

•  Asia: Net revenues, which include excise taxes billed to customers, increased $1.5 billion (17.8%). Excluding excise taxes, net revenues increased $612 million (12.4%) to $5.5 billion, due primarily to the impact of acquisitions ($587 million) and price increases ($197 million), partially offset by unfavorable currency ($179 million).

Operating companies income increased $76 million (4.2%), due primarily to the impact of acquisitions ($219 million) and price increases ($185 million), partially offset by unfavorable currency ($188 million), lower volume/mix ($81 million) and higher marketing, administration and research costs ($53 million).

In Asia, shipment volume increased 12.3%, reflecting the acquisition of Sampoerna in Indonesia. Excluding this acquisition, volume in Asia was down 1.0%, due primarily to lower volume in Japan and Thailand. In Japan, the total market declined 4.4%, driven by the July 1, 2006 price increase. Market share in Japan decreased 0.1 share point to 24.7%. Market share in Indonesia grew 1.9 share points to 28.3%, led by A Hijau and A Mild. In Thailand, a lower total market reflected a December 2005 excise tax increase.

•  Latin America: Net revenues, which include excise taxes billed to customers, increased $458 million (11.6%). Excluding excise taxes, net revenues increased $215 million (14.0%) to $1.8 billion, due primarily to higher volume/mix ($144 million), the impact of acquisitions ($50 million) and favorable currency ($14 million).

    Operating companies income increased $545 million (117.7%), due primarily to a pre-tax gain related to the exchange of PMI’s interest in a beer business in the Dominican Republic ($488 million), higher volume/mix ($37 million), price increases ($23 million) and the impact of acquisitions ($13 million), partially offset by higher marketing, administration and research costs ($24 million).

In Latin America, shipment volume increased 10.8%, driven by strong gains in Argentina and Mexico, as well as higher volume in Colombia due to the 2005 acquisition of Coltabaco. Excluding this acquisition, volume was up 6.3% in Latin America. In Argentina, the total market advanced approximately 7.0%, while PMI shipments grew 15.9% and share was up 4.9 share points, due mainly to the Philip Morris brand. In Mexico, the total market was up approximately 2.0% and PMI shipments grew 6.0%. Market share rose 1.4 share points to 63.5%, reflecting the continued strong performance of Marlboro and Benson & Hedges.

Financial Services

Business Environment

In 2003, PMCC shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2007, 2006 and 2005, proceeds from asset sales, maturities and bankruptcy recoveries totaled $569 million, $357 million and $476 million, respectively, and gains totaled $326 million, $132 million and $72 million, respectively, in operating companies income.

Exhibit 13

Included in the proceeds for 2007 were partial recoveries of amounts previously charged to earnings in the allowance for losses related to PMCC’s airline exposure. The operating companies income associated with these recoveries, which is included in the gains shown above, was $214 million for the year ended December 31, 2007.

PMCC leases one 750 megawatt (“MW”) natural gas-fired power plant (located in Pasadena, Texas) to an indirect subsidiary of Calpine Corporation (“Calpine”). Calpine, which has guaranteed the lease, is currently operating under bankruptcy protection. The subsidiary was not included as part of the bankruptcy filing of Calpine. PMCC does not record income on leases when the lessee or its guarantor is in bankruptcy. At December 31, 2007, PMCC’s finance asset balance for this lessee was $60 million. Based on PMCC’s assessment of the prospect for recovery on the Pasadena plant, a portion of the outstanding finance asset balance has been provided for in the allowance for losses. In July 2007, PMCC’s interest in two 265 MW natural gas-fired power plants (located in Tiverton, Rhode Island, and Rumford, Maine), which were part of the bankruptcy filing, were foreclosed upon. These leases were rejected and written off during 2006.

None of PMCC’s aircraft lessees are operating under bankruptcy protection at December 31, 2007. One of PMCC’s aircraft lessees, Northwest Airlines, Inc. (“Northwest”), exited bankruptcy on May 31, 2007 and assumed PMCC’s leveraged leases for three Airbus A-320 aircraft. PMCC’s leases for 19 aircraft with Delta Air Lines, Inc. (“Delta”) were sold in early 2007.

The activity in the allowance for losses on finance assets for the years ended December 31, 2007, 2006, 2005 was as follows:

(in millions)	2007	2006	2005
Balance at beginning of the year	$480	$596	$497
Amounts (recovered)/charged to earnings	(129)	103	200
Amounts written-off	(147)	(219)	(101)

Balance at end of the year	$204	$480	$596

The net impact to the allowance for losses in 2007, 2006 and 2005 related primarily to various airline leases. Amounts recovered of $129 million in 2007 related to partial recoveries of amounts charged to earnings in the allowance for losses in prior years. In addition, PMCC recovered $85 million related to amounts previously charged to earnings and written-off in prior years. In total, these recoveries resulted in additional operating companies income of $214 million for the year ended December 31, 2007. As a result of the $200 million charge in 2005, PMCC’s fixed charges coverage ratio did not meet its 1.25:1 requirement under a support agreement with ALG. Accordingly, as required by the support agreement, a support payment of $150 million was made by ALG to PMCC in September 2005. It is possible that additional adverse developments may require PMCC to increase its allowance for losses. Acceleration of taxes on the foreclosures of leveraged leases written-off amounted to approximately $50 million and $80 million in 2007 and 2006, respectively. There were no foreclosures in 2005.

As discussed further in Note 14. Income Taxes, the IRS has disallowed benefits pertaining to several PMCC leverage lease transactions for the years 1996 through 1999.

Operating Results

(in millions)	Net Revenues			Operating Companies Income
	2007	2006	2005	2007	2006	2005
Financial Services	$220	$317	$319	$421	$176	$31

PMCC’s net revenues for 2007 decreased $97 million (30.6%) from 2006, due primarily to lower lease revenues due to lower investment balances, and to lower gains from asset management activity. PMCC’s operating companies income for 2007 of $421 million increased $245 million (100.0+%) from 2006, due primarily to cash recoveries in 2007 on aircraft leases previously written down versus an increase to the loss provision in 2006, partially offset by lower revenues.

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

Financial Review

•  Net Cash Provided by Operating Activities, Continuing Operations: During 2007, net cash provided by operating activities on a continuing operations basis was $10.2 billion, compared with $9.9 billion during 2006. The increase in cash provided by operating activities was due primarily to higher earnings from continuing operations (after excluding the non-cash reversal of income tax reserves in 2006), the return of $1.3 billion of escrow bond deposits in December 2007 related to the Engle U.S. tobacco case and lower pension plan contributions, partially offset by the return in 2006 of approximately $2 billion of escrow bond deposits related to the Price U.S. tobacco case and a higher use of cash to fund working capital. The change in working capital was due primarily to higher receivables at PMI from additional trade purchases in anticipation of 2008 tax-driven price increases in many markets and higher finished goods inventories at PMI in anticipation of further trade purchases prior to excise tax increases.

During 2006, net cash provided by operating activities on a continuing operations basis was $9.9 billion, compared with $7.6 billion during 2005. The increase in cash provided by operating activities was due primarily to the return of the escrow bond deposit related to the Price U.S. tobacco case, lower pension plan contributions and higher earnings from continuing operations, partially offset by the reimbursement of Kraft’s portion of income tax benefits related to the RAR and a higher use of cash to fund working capital. The increase in working capital reflects PMI’s increase in inventories in anticipation of 2007 excise tax-driven increases in many markets.

•  Net Cash Used in Investing Activities, Continuing Operations: One element of PMI’s growth strategy is to strengthen its brand portfolio and/or expand its geographic reach through active programs of selective acquisitions. ALG and PM USA from time to time consider acquisitions as part of their adjacency strategy, as evidenced by ALG’s 2007 acquisition of John Middleton, Inc.

Exhibit 13

During 2007, 2006 and 2005, net cash used in investing activities on a continuing operations basis was $5.3 billion, $0.5 billion and $5.4 billion, respectively. In 2007, the net cash used primarily reflects the purchases of John Middleton, Inc., and Lakson Tobacco in Pakistan, as well as PMI’s increased investment in its Mexican tobacco business. In 2006, proceeds from sales of businesses of $520 million were primarily from the sale of PMI’s interest in a beer business in the Dominican Republic. The net cash used in 2005 reflects the purchase of 98% of the outstanding shares of Sampoerna.

On December 11, 2007, in conjunction with PM USA’s adjacency strategy, Altria Group, Inc. acquired 100% of John Middleton, Inc., a leading manufacturer of machine-made large cigars, for $2.9 billion in cash. The acquisition was financed with existing cash. In November 2007, PMI acquired an additional 30% stake in its Mexican tobacco business from Grupo Carso, which increased PMI’s ownership interest to 80%, for $1.1 billion. During the first quarter of 2007, PMI acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco, and completed a mandatory tender offer for the remaining shares, which increased PMI’s total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million.

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

Capital expenditures for 2007 increased 13.5% to $1.5 billion (of which $1.1 billion related to PMI). The expenditures were primarily for modernization and consolidation of manufacturing facilities, expansion of research and development, and expansion of certain production capacity. Excluding PMI, 2008 capital expenditures are expected to be slightly below 2007 expenditures, and are expected to be funded by operating cash flows.

•  Net Cash Used in Financing Activities, Continuing Operations: During 2007, 2006 and 2005 net cash used in financing activities on a continuing operations basis was $3.5 billion, $10.6 billion and $1.2 billion, respectively. The decrease of $7.1 billion from 2006 was due primarily to the issuance of debt in 2007 as opposed to the repayment of debt in 2006. The increase of $9.4 billion from 2005 to 2006 was due primarily to the repayment of short and long-term debt in 2006 ($5.6 billion) and the issuance of debt for the Sampoerna acquisition in 2005 ($4.1 billion).

•  Debt and Liquidity:

Credit Ratings: At December 31, 2007, ALG’s debt ratings by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody’s	P-2	Baa1	Stable
Standard & Poor’s	A-2	BBB	Stable
Fitch	F-2	BBB+	Stable

On January 30, 2008, the major credit rating agencies listed in the table above affirmed ALG’s debt ratings following the announcement of the PMI spin-off, and Fitch upgraded ALG’s outlook to positive.

ALG’s credit quality, measured by 5 year credit default swaps, has improved dramatically over the past two years with levels that approximate those of Single-A rated issuers.

Moody’s expects that, should PMI be spun-off from Altria Group, Inc. as expected, PMI’s long-term and short-term ratings could be as high as A2 and Prime-1, respectively. Standard & Poor’s believes that the potential corporate credit rating for PMI could be as high as A+ based solely on its business risk assessment. Fitch expects that, should PMI be spun-off from Altria Group, Inc., PMI’s long-term and short-term ratings could be A+ and F1, respectively.

Credit Lines: ALG and PMI maintain separate revolving credit facilities. ALG intends to use its revolving credit facilities to support the issuance of commercial paper.

    As discussed in Note 9. Short-Term Borrowings and Borrowing Arrangements, the purchase price of the Sampoerna acquisition was primarily financed through euro 4.5 billion of bank credit facilities arranged for PMI and its subsidiaries in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments had been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. On December 4, 2007, PMI entered into new credit agreements consisting of a $3.0 billion five-year revolving credit facility, a $1.0 billion three-year revolving credit facility and a euro 1.5 billion 364-day term loan facility. On December 4, 2007, PMI borrowed euro 1.5 billion under the new term loan facility to repay the debt outstanding under its 2005 term loan facility. These facilities, which are not guaranteed by ALG, require PMI to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio of not less than 3.5 to 1.0. At December 31, 2007, PMI’s ratio calculated in accordance with the agreements was 44.6 to 1.0.

ALG has a 364-day revolving credit facility in the amount of $1.0 billion, which expires on March 27, 2008. In addition, ALG maintains a multi-year credit facility in the amount of $4.0 billion, which expires April 15, 2010. The ALG facilities require the maintenance of an earnings to fixed charges ratio, as defined by the agreements, of not less than 2.5 to 1.0. At December 31, 2007, the ratio calculated in accordance with the agreements was 19.6 to 1.0. After the effectiveness of the spin-off of PMI, ALG’s multi-year credit facility will be reduced from $4.0 billion to $3.5 billion and the earnings to fixed charges ratio will be replaced with a ratio of EBITDA to interest expense of not less than 4.0 to 1.0. In addition, the facility will then require the maintenance of a ratio of debt to EBITDA of not more than 2.5 to 1.0. If the PMI spin-off had occurred as of December 31, 2007, the ratio of EBITDA to interest expense would have been 15.6 to 1.0, and the ratio of debt to EBITDA would have been 0.9 to 1.0. On January 28, 2008, Altria Group, Inc. entered into a $4.0 billion, 364-day bridge loan agreement to finance a tender offer and consent solicitation expenses related to its outstanding consumer products debt prior to the spin-off of PMI. The agreement contains the same covenants mentioned above, and is required to be prepaid or reduced by the net amount of any capital markets transactions.

ALG and PMI expect to continue to meet their respective covenants. These facilities do not include any credit rating triggers or any provisions that could require the posting of collateral. The multi-year facilities enable the respective companies to reclassify short-term debt on a long-term basis. At December 31, 2007, $2,205 million of short-term borrowings that PMI expects to remain outstanding at December 31, 2008 were reclassified as long-term debt.

Exhibit 13

At December 31, 2007, credit lines for ALG and PMI, and the related activity, were as follows:

ALG

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day revolving credit, expiring 3/27/08	$1.0	$-	$-	$1.0
Multi-year revolving credit, expiring 4/15/10	4.0	-	-	4.0

	$5.0	$-	$-	$5.0

PMI

Type (in billions of dollars)	Credit Lines	Amount Drawn	Lines Available
$3.0 billion, 5-year revolving credit, expiring 12/4/12	$3.0	$-	$3.0
$1.0 billion, 3-year revolving credit, expiring 12/4/10	1.0	0.6	0.4
euro 1.5 billion, 364-day term loan, expiring 12/2/08	2.2	2.2	-
euro 2.0 billion, 5-year revolving credit, expiring 5/12/10	2.9	2.4	0.5

	$9.1	$5.2	$3.9

In addition to the above, certain international subsidiaries of PMI maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.6 billion are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.6 billion and $0.4 billion at December 31, 2007 and 2006, respectively.

Debt: Altria Group, Inc.’s total debt (consumer products and financial services) was $11.0 billion and $8.5 billion at December 31, 2007 and 2006, respectively. Total consumer products debt was $10.5 billion and $7.4 billion at December 31, 2007 and 2006, respectively. Total consumer products debt includes PMI’s third-party debt of $6.3 billion and $2.8 billion at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006 (after giving effect to the Kraft spin-off), Altria Group, Inc.’s ratio of consumer products debt to total equity was 0.57 and 0.58, respectively. The ratio of total debt to total equity was 0.60 and 0.67 at December 31, 2007 and 2006 (after giving effect to the Kraft spin-off), respectively. Fixed-rate debt constituted approximately 44% and 65% of total consumer products debt at December 31, 2007 and 2006, respectively. The weighted average interest rate on total consumer products debt, including the impact of swap agreements, was approximately 5.6% and 5.8% at December 31, 2007 and 2006, respectively.

At December 31, 2007, ALG had approximately $2.8 billion of capacity remaining under its existing shelf registration statement.

ALG does not guarantee the debt of PMI.

On January 31, 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd. commenced tender offers to purchase for cash $2.6 billion of notes and debentures denominated in U.S. dollars and approximately €1.0 billion in euro-denominated bonds. Altria Group, Inc. expects to record a charge of approximately $400 million upon completion of the tender offer. In order to finance the tender offer, Altria Group, Inc. has arranged a $4.0 billion, 364-day bridge loan. Subsequent to the spin-off, Altria Group, Inc. intends to access the public debt market to refinance debt incurred in connection with the tender offer.

Taxes: The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final RAR on March 15, 2006. Altria Group, Inc. agreed with the RAR, with the exception of certain leasing matters discussed below. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Altria Group, Inc. reimbursed $337 million in cash to Kraft for its portion of the $1.0 billion in tax benefits, as well as pre-tax interest of $46 million. The amounts related to Kraft were reclassified to earnings from discontinued operations. The tax reversal resulted in an increase to earnings from continuing operations of $631 million for the year ended December 31, 2006.

    Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on Revenue Rulings, an IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FIN 48 and FASB Staff Position No. FAS 13-2.

•  Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 19, at December 31, 2007, Altria Group, Inc.’s third-party guarantees, which are primarily related to excise taxes and divestiture activities, were $72 million, of which $67 million have no specified expiration dates. The remainder expire through 2011, with none expiring during 2008. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or

Exhibit 13

achieve performance measures. Altria Group, Inc. has a liability of $22 million on its consolidated balance sheet at December 31, 2007, relating to these guarantees. For the remainder of these guarantees there is no liability on the consolidated balance sheet at December 31, 2007 as the fair value of these guarantees is insignificant, due to the fact that the probability of future payments under these guarantees is remote. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2007, subsidiaries of ALG were also contingently liable for $3.0 billion of guarantees related to their own performance, consisting of the following:

•

$ 2.7 billion of guarantees for excise tax and import duties related primarily to international shipments of tobacco products. In these agreements, financial institutions provide guarantees of tax payments to the respective government agency. PMI then issues guarantees to the respective financial institutions for the payment of the taxes. These are revolving facilities that are integral to the shipment of tobacco products in international markets, and the underlying taxes payable are recorded on Altria Group, Inc.’s consolidated balance sheet.

•	$ 0.3 billion of other guarantees, consisting principally of guarantees of lines of credit for certain PMI subsidiaries.

Although Altria Group, Inc.’s guarantees of its own performance are frequently short-term in nature, they are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.’s contractual obligations from continuing operations at December 31, 2007:

	Payments Due
(in millions)	Total	2008	2009- 2010	2011- 2012	2013 and Thereafter
Long-term debt(1):
Consumer products	$7,703	$2,445	$3,441	$57	$1,760
Financial services	500		500

	8,203	2,445	3,941	57	1,760

Interest on borrowings(2)	2,317	585	561	258	913
Operating leases(3)	639	133	180	79	247

Purchase obligations(4):
Inventory and production costs	2,142	1,324	707	61	50
Other	3,950	2,018	1,311	509	112

	6,092	3,342	2,018	570	162

Other long-term liabilities(5)	1,528	137	297	306	788

	$18,779	$6,642	$6,997	$1,270	$3,870

(1)	Amounts represent the expected cash payments of Altria Group, Inc.’s long-term debt, excluding short-term borrowings reclassified as long-term debt. Amounts include capital lease obligations, primarily associated with the expansion of PMI’s vending machines in Japan.

(2)	Amounts represent the expected cash payments of Altria Group, Inc.’s interest expense on its long-term debt, including the current portion of long-term debt. Interest on Altria Group, Inc.’s fixed-rate debt is presented using the stated interest rate. Interest on Altria Group, Inc.’s variable rate debt is estimated using the rate in effect at December 31, 2007. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.

(3)	Amounts represent the minimum rental commitments under non-cancelable operating leases.

(4)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(5)	Other long-term liabilities primarily consist of postretirement health care costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and post employment costs, income taxes and tax contingencies, minority interest, insurance accruals and other accruals. Altria Group, Inc. is unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, Altria Group, Inc. anticipates making U.S. pension contributions of approximately $16 million in 2008 and non-U.S. pension contributions of approximately $97 million in 2008, based on current tax law (as discussed in Note 16. Benefit Plans).

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

As a result of these agreements and the enactment of FETRA, PM USA and PMI recorded the following amounts in cost of sales for the years ended December 31, 2007, 2006 and 2005:

(in billions)	PM USA	PMI	Total
2007	$5.5	$0.1	$5.6
2006	5.0	0.1	5.1
2005	5.0	0.1	5.1

Exhibit 13

Based on current agreements and current estimates of volume and market share, the estimated amounts that PM USA and PMI may charge to cost of sales under these agreements will be approximately as follows:

(in billions)	PM USA	PMI	Total
2008	$5.6	$0.1	$5.7
2009	5.5	0.1	5.6
2010	5.6	0.1	5.7
2011	5.6	0.1	5.7
2012	5.6	0.1	5.7
2013 to 2017	5.6 annually	0.1 annually ending in 2016	5.7 annually
Thereafter	5.7 annually	—	5.7 annually

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

•  Litigation Escrow Deposits: As discussed in Note 19, in December 2007, $1.2 billion of funds held in an interest-bearing escrow account in connection with obtaining a stay of execution in the Engle class action was returned to PM USA. In addition, the $100 million relating to the bonding requirement in the same case has been discharged. The $1.2 billion escrow account and the deposit of $100 million related to the bonding requirement were included in the December 31, 2006 consolidated balance sheet as other assets. Interest income on the $1.2 billion escrow account, prior to its return to PM USA, was paid to PM USA quarterly and was being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

Also, in June 2006 under the order of the Illinois Supreme Court, the cash deposits of approximately $2.2 billion related to the Price case were returned to PM USA, and PM USA’s obligations to deposit further cash payments were terminated.

With respect to certain adverse verdicts currently on appeal, as of December 31, 2007, PM USA has posted various forms of security totaling approximately $193 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. These cash deposits are included in other assets on the consolidated balance sheets.

Although litigation is subject to uncertainty and could result in material adverse consequences for the financial condition, cash flows or results of operations of PM USA or Altria Group, Inc. in a particular fiscal quarter or fiscal year, management believes the litigation environment has substantially improved and expects cash flow from operations, together with existing credit facilities, to provide sufficient liquidity to meet the ongoing needs of the business.

•  Equity and Dividends: As discussed in Note 1. Background and Basis of Presentation, on March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 in a tax-free distribution. The distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $27.4 billion on March 30, 2007.

As discussed in Note 12. Stock Plans, in January 2007, Altria Group, Inc. issued 1.7 million shares of deferred stock to eligible U.S.-based and non-U.S. employees. Restrictions on these shares lapse in the first quarter of 2010. The market value per share was $87.36 on the date of grant. Recipients of these Altria Group, Inc. deferred shares did not receive restricted stock or deferred stock of Kraft upon the Kraft spin-off. Rather, they received 0.6 million additional deferred shares of Altria Group, Inc. to preserve the intrinsic value of the original award.

At December 31, 2007, the number of shares to be issued upon exercise of outstanding stock options and vesting of deferred stock was 33.2 million, or 1.6% of shares outstanding.

Dividends paid in 2007 and 2006 were $6.7 billion and $6.8 billion, respectively, a decrease of 2.4%, primarily reflecting a lower dividend rate in 2007 due to the Kraft spin-off, partially offset by a greater number of shares outstanding in 2007. During the second quarter of 2007, Altria Group, Inc. adjusted its quarterly dividend to $0.69 per share so that its stockholders who retained their Altria Group, Inc. and Kraft shares would receive in the aggregate the same dividend dollars as before the distribution. During the third quarter of 2007, Altria Group, Inc.’s Board of Directors approved an 8.7% increase in the quarterly dividend rate to $0.75 per share. As a result, the present annualized dividend rate is $3.00 per share.

As a result of the PMI spin-off discussed above, Altria Group, Inc. intends to adjust its current dividend so that its stockholders who retain their Altria Group, Inc. and PMI shares will receive, in the aggregate, the same dividend dollars as before the PMI Distribution. In that regard, PMI’s annualized dividend rate will be $1.84 per common share and Altria Group, Inc.’s annualized dividend rate will be $1.16 per common share.

On January 30, 2008, the Altria Group, Inc. Board of Directors approved a $7.5 billion two-year share repurchase program which is expected to begin in April 2008, after completion of the PMI spin-off. The Board of Directors also approved a $13.0 billion two-year share repurchase program for PMI, which is expected to begin in May 2008.

Market Risk

ALG’s subsidiaries operate globally, with manufacturing and sales facilities in various locations around the world. ALG and its subsidiaries utilize certain financial instruments to manage foreign currency exposures. Derivative financial instruments are used by ALG and its subsidiaries, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates, by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes.

Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2007, 2006 and 2005, as follows:

(in millions)	2007	2006	2005
Gain (loss) as of January 1	$13	$24	$(14)
Derivative gains transferred to earnings	(45)	(35)	(95)
Change in fair value	25	24	133
Kraft spin-off	2

(Loss) gain as of December 31	$(5)	$13	$24

Exhibit 13

The fair value of all derivative financial instruments has been calculated based on market quotes.

•  Foreign exchange rates: Altria Group, Inc. uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc, euro, Turkish lira, Russian ruble and Indonesian rupiah. At December 31, 2007 and 2006, Altria Group, Inc. had contracts with aggregate notional amounts of $6.9 billion and $3.2 billion, respectively, of which $6.9 billion and $3.1 billion, respectively, were at PMI. A portion of Altria Group, Inc.’s foreign currency swaps, while effective as economic hedges, do not qualify for hedge accounting and therefore the unrealized gain (loss) relating to these contracts are reported in Altria Group, Inc.’s consolidated statements of earnings. For the years ended December 31, 2007, 2006 and 2005, the unrealized gain (loss) with regard to the contracts that do not qualify for hedge accounting was insignificant.

In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity, and are accounted for as cash flow hedges. At December 31, 2007 and 2006, the notional amounts of foreign currency swap agreements aggregated $1.5 billion and $1.4 billion, respectively.

Altria Group, Inc. also designates certain foreign currency denominated debt and forwards as net investment hedges of foreign operations. During the years ended December 31, 2007 and 2006, these hedges of net investments resulted in losses, net of income taxes, of $45 million and $164 million, respectively, and during the year ended December 31, 2005, resulted in a gain, net of income taxes, of $369 million. These gains and losses were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

•  Value at Risk: Altria Group, Inc. uses a value at risk (“VAR”) computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of its foreign currency derivative financial instruments. The VAR computation includes Altria Group, Inc.’s debt; short-term investments; and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. Altria Group, Inc. used a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2007 and 2006, and over each of the four preceding quarters for the calculation of average VAR amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency, and were valued accordingly in the VAR computation.

The estimated potential one-day loss in fair value of Altria Group, Inc.’s interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the VAR model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/07	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$32	$17	$32	$6

	Fair Value Impact
(in millions)	At 12/31/07	Average	High	Low
Instruments sensitive to:
Interest rates	$16	$11	$16	$9

	Pre-Tax Earnings Impact
(in millions)	At 12/31/06	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$12	$10	$13	$7

	Fair Value Impact
(in millions)	At 12/31/06	Average	High	Low
Instruments sensitive to:
Interest rates	$13	$16	$17	$13

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

•  Tobacco-Related Litigation: There is substantial litigation related to tobacco products in the United States and certain foreign jurisdictions. Damages claimed in some of the tobacco-related litigation are significant, and in certain cases, range into the billions of dollars. We anticipate that new cases will continue to be filed. It is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 42 states now limit the dollar amount of bonds or require no bond at all.

It is possible that the consolidated results of operations, cash flows or financial position of PM USA, PMI or Altria Group, Inc. could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, management believes the litigation environment has substantially improved. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of ALG’s stockholders to do so. Please see Note 19 for a discussion of pending tobacco-related litigation.

•  Corporate Restructuring: On January 30, 2008, the Board of Directors of ALG authorized the spin-off of PMI to ALG shareholders. The distribution will be made on March 28, 2008 to ALG shareholders of record as of 5:00 p.m. Eastern Time on March 19, 2008. It is possible that an action may be brought seeking to enjoin the spin-off. Any such injunction would have to be based on a finding that Altria is insolvent or would be insolvent after giving effect to the spin-off or intends to delay, hinder or defraud creditors. In the event the spin-off is challenged, ALG will defend such action vigorously, including by prosecuting any necessary appeals. Although litigation is subject to uncertainty, management believes that Altria should ultimately prevail against such action.

•  Tobacco Control Action in the Public and Private Sectors: Our tobacco subsidiaries face significant governmental action, including efforts aimed at reducing the incidence of smoking, restricting marketing and advertising, imposing regulations on warnings and disclosure of ingredients and flavors, and seeking to hold us responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke. Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume, and we expect that such actions will continue to reduce consumption levels. Significant regulatory developments will take place over the next few years in most of PMI’s markets, driven principally by the World Health Organization’s Framework Convention for Tobacco Control, or FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. In addition, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and appeal of tobacco products to adult smokers.

Regulatory initiatives affecting our tobacco subsidiaries that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;

•	restrictions or bans on advertising, marketing and sponsorship;

•	the display of larger health warnings, graphic health warnings and other labeling requirements;

•	restrictions on packaging design, including the use of colors and generic packaging;

•	restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;

*	This section uses the terms “we,” “our” and “us” when it is not necessary to distinguish among ALG and its various operating subsidiaries or when any distinction is clear from the context.

Exhibit 13

•	requirements regarding testing, disclosure and use of tobacco product ingredients and flavors;

•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

•	implementation of measures that ensure that descriptive terms do not create the false impression that one brand of cigarettes is safer than another;

•	elimination of duty free allowances for travelers; and

•	encouraging litigation against tobacco companies.

Partly because of some or a combination of these measures, unit sales of tobacco products in certain markets, principally Western Europe and Japan, have been in general decline and PMI expects this trend to continue. PMI’s operating income could be significantly affected by any significant decrease in demand for its products, any significant increase in the cost of complying with new regulatory requirements and requirements that lead to a commoditization of tobacco products.

•  Excise Taxes: Tobacco products are subject to substantial excise taxes in the United States and to substantial taxation abroad. Significant increases in tobacco product-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States, the Member States of the European Union (the “EU”) and in other foreign jurisdictions. For example, legislation was passed by the United States Congress in 2007 that would increase the federal excise tax on cigarettes by $0.61 a pack. The President vetoed this legislation. It is not possible to predict whether such legislation will be reintroduced and become law. In addition, in certain jurisdictions, PMI’s products are subject to tax structures that discriminate against premium priced products and manufactured cigarettes and to inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on sales of our tobacco products due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low priced or low taxed tobacco products or to counterfeit and contraband products.

•  Minimum Retail Selling Price Laws: Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced infringement proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. If the European Commission’s actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

•  Increased Competition in the United States Tobacco Market: Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces competition from lowest priced brands sold by certain United States and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may avoid escrow deposit obligations on the majority of their sales by concentrating on certain states where escrow deposits are not required or are required on fewer than all such manufacturers’ cigarettes sold in such states. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes, and increased imports of foreign lowest priced brands.

•  International Competition: PMI competes primarily on the basis of product quality, taste, brand recognition, brand loyalty, service, marketing, advertising and price. PMI is subject to highly competitive conditions in all aspects of its business. The competitive environment and PMI’s competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low priced products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and products regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, government-owned tobacco monopolies, principally in the PRC, Egypt, Thailand, Taiwan and Algeria. Industry consolidation and privatizations of governmental monopolies have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

•  Counterfeit Cigarettes in International Markets: Large quantities of counterfeit cigarettes are sold in the international market. PMI believes that Marlboro is the most heavily counterfeited international cigarette brand, although PMI cannot quantify the amount of revenue it loses as a result of this activity. In addition, PMI’s revenues are reduced by contraband and legal cross-border transactions.

•  Governmental Investigations: From time to time, ALG and its tobacco subsidiaries are subject to governmental investigations on a range of matters. Ongoing investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain international markets and false or misleading usage of descriptors such as “Lights” and “Ultra Lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our tobacco subsidiaries’ businesses could be materially affected by an unfavorable outcome of pending or future investigations.

•  New Tobacco Product Technologies: Our tobacco subsidiaries continue to seek ways to develop and to commercialize new product technologies that may reduce the risk of tobacco use while continuing to offer adult consumers products that meet their taste expectations. Potential solutions being researched include attempting to reduce constituents in tobacco smoke identified by public health authorities as harmful and seeking to produce products that reduce or eliminate exposure to tobacco smoke. Our tobacco subsidiaries may not succeed in these efforts. If they do not succeed, but one or more of their competitors do, our tobacco subsidiaries may be at a competitive disadvantage. Further, we cannot predict whether regulators will permit the marketing of products with claims of reduced risk to consumers, which could significantly undermine the commercial viability of any products that might be developed.

•  Adjacency Strategy: ALG, PM USA and PMI have adjacency growth strategies involving moves and potential moves into complementary tobacco or tobacco-related products or processes. We cannot guarantee that these strategies, or any products introduced in connection with these strategies, will be successful.

•  Foreign Currency: PMI conducts its business in local currency and, for purposes of financial reporting, its results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into

Exhibit 13

fewer U.S. dollars. During periods of economic crises internationally, foreign currencies may be devalued significantly against the U.S. dollar, reducing PMI’s margins. Actions to recover margins may result in lower volume and a weaker competitive position for PMI.

•  Tobacco Availability and Quality: Government mandated prices, production control programs, shifts in crops driven by economic conditions and adverse weather patterns may increase or decrease the cost or reduce the quality of tobacco and other agricultural products used to manufacture our products. As with other agriculture commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand and crop quality can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including governmental mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our tobacco subsidiaries’ profitability and business.

•  Attracting and Retaining Talent: Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking. The tobacco industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, our tobacco subsidiaries may be unable to attract and retain the best global talent.

•  Competition and Economic Downturns: Each of our tobacco subsidiaries is subject to intense competition, changes in consumer preferences and local economic conditions. To be successful, they must continue to:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and to broaden brand portfolios in order to compete effectively with lower priced products;

•	improve productivity; and

•	be able to protect or enhance margins through price increases.

The willingness of consumers to purchase premium cigarette brands depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label and other economy brands, and the volume of our consumer products subsidiaries could suffer accordingly.

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

•  Acquisitions: One element of PMI’s growth strategy is to strengthen its brand portfolio and/or expand its geographic reach through active programs of selective acquisitions. ALG and PM USA from time to time consider acquisitions as part of their adjacency strategy, as evidenced by ALG’s 2007 acquisition of John Middleton, Inc. Acquisition opportunities are limited, and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms or that all future acquisitions will be quickly accretive to earnings.

•  Asset Impairment: We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by the market conditions noted above, as well as interest rates and general economic conditions. If an impairment is determined to exist, we will incur impairment losses, which will reduce our earnings.

•  IRS Challenges to PMCC Leases: The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. The RAR disallowed benefits pertaining to certain PMCC leveraged lease transactions for the years 1996 through 1999. Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on Revenue Rulings, an IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FIN 48 and FASB Staff Position No. FAS 13-2.

Exhibit 13

Selected Financial Data – Five-Year Review

(in millions of dollars, except per share data)

		2007	2006	2005	2004	2003
	Summary of Operations:
	Net revenues	$73,801	$67,051	$63,741	$57,442	$50,822
	United States export sales	2,569	3,459	3,502	3,371	3,430
	Cost of sales	16,547	15,540	14,919	13,678	13,042
	Federal excise taxes on products	3,452	3,617	3,659	3,694	3,698
	Foreign excise taxes on products	32,298	27,466	25,275	21,953	17,430

	Operating income	13,235	12,887	11,840	10,568	9,899
	Interest and other debt expense, net	215	367	521	510	485
	Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	13,020	12,520	11,319	10,058	9,414
	Pre-tax profit margin from continuing operations	17.6%	18.7%	17.8%	17.5%	18.5%
	Provision for income taxes	4,096	3,400	3,409	3,266	3,285

	Earnings from continuing operations before equity earnings and minority interest, net	8,924	9,120	7,910	6,792	6,129
	Equity earnings and minority interest, net	237	209	260	361	148
	Earnings from continuing operations	9,161	9,329	8,170	7,153	6,277
	Earnings from discontinued operations, net of income taxes and minority interest	625	2,693	2,265	2,263	2,927
	Net earnings	9,786	12,022	10,435	9,416	9,204

Basic earnings per share	– continuing operations	4.36	4.47	3.95	3.49	3.10
	– discontinued operations	0.30	1.29	1.09	1.11	1.44
	– net earnings	4.66	5.76	5.04	4.60	4.54
Diluted earnings per share	– continuing operations	4.33	4.43	3.91	3.47	3.08
	– discontinued operations	0.29	1.28	1.08	1.09	1.44
	– net earnings	4.62	5.71	4.99	4.56	4.52
	Dividends declared per share	3.05	3.32	3.06	2.82	2.64
	Weighted average shares (millions) – Basic	2,101	2,087	2,070	2,047	2,028
	Weighted average shares (millions) – Diluted	2,116	2,105	2,090	2,063	2,038

	Capital expenditures	1,458	1,285	1,035	954	889
	Depreciation	952	890	778	722	627
	Property, plant and equipment, net (consumer products)	8,857	7,581	6,861	6,320	5,912
	Inventories (consumer products)	10,571	8,680	7,241	6,594	6,197
	Total assets	57,211	104,270	107,949	101,648	96,175
	Total long-term debt	7,963	7,417	9,192	8,960	9,572
	Total debt – consumer products	10,546	7,366	11,371	8,468	9,410
	– financial services	500	1,119	2,014	2,221	2,210

	Stockholders’ equity	18,554	39,619	35,707	30,714	25,077
	Common dividends declared as a % of Basic EPS	65.5%	57.6%	60.7%	61.3%	58.1%
	Common dividends declared as a % of Diluted EPS	66.0%	58.1%	61.3%	61.8%	58.4%
	Book value per common share outstanding	8.80	18.89	17.13	14.91	12.31
	Market price per common share – high/low	90.50- 63.13	86.45- 68.36	78.68- 60.40	61.88- 44.50	55.03- 27.70

	Closing price of common share at year end	75.58	85.82	74.72	61.10	54.42
	Price/earnings ratio at year end – Basic	16	15	15	13	12
	Price/earnings ratio at year end – Diluted	16	15	15	13	12
	Number of common shares outstanding at year end (millions)	2,108	2,097	2,084	2,060	2,037
	Number of employees	84,000	175,000	199,000	156,000	165,000

This Selected Financial Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1. Background and Basis of Presentation to the consolidated financial statements.

Exhibit 13

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2007	2006
Assets
Consumer products
Cash and cash equivalents	$6,498	$4,781
Receivables (less allowances of $18 in 2007 and $17 in 2006)	3,323	2,808
Inventories:
Leaf tobacco	4,864	4,383
Other raw materials	1,365	1,109
Finished product	4,342	3,188

	10,571	8,680
Current assets of discontinued operations		7,647
Other current assets	2,498	2,236

Total current assets	22,890	26,152
Property, plant and equipment, at cost:
Land and land improvements	761	667
Buildings and building equipment	5,132	4,316
Machinery and equipment	10,257	8,826
Construction in progress	1,161	1,073

	17,311	14,882
Less accumulated depreciation	8,454	7,301

	8,857	7,581
Goodwill	8,001	6,197
Other intangible assets, net	4,953	1,908
Prepaid pension assets	1,320	761
Investment in SABMiller	3,960	3,674
Long-term assets of discontinued operations		48,805
Other assets	1,167	2,402

Total consumer products assets	51,148	97,480
Financial services
Finance assets, net	6,029	6,740
Other assets	34	50

Total financial services assets	6,063	6,790

Total Assets	$57,211	$104,270

See notes to consolidated financial statements.

Exhibit 13

at December 31,	2007	2006
Liabilities
Consumer products
Short-term borrowings	$638	$420
Current portion of long-term debt	2,445	648
Accounts payable	1,463	1,414
Accrued liabilities:
Marketing	802	824
Taxes, except income taxes	4,593	3,620
Employment costs	756	849
Settlement charges	3,986	3,552
Other	1,857	1,641
Income taxes	654	782
Dividends payable	1,588	1,811
Current liabilities of discontinued operations		9,866

Total current liabilities	18,782	25,427
Long-term debt	7,463	6,298
Deferred income taxes	2,182	1,391
Accrued pension costs	388	541
Accrued postretirement health care costs	1,916	2,009
Long-term liabilities of discontinued operations		19,629
Other liabilities	2,323	2,658

Total consumer products liabilities	33,054	57,953
Financial services
Long-term debt	500	1,119
Deferred income taxes	4,911	5,530
Other liabilities	192	49

Total financial services liabilities	5,603	6,698

Total liabilities	38,657	64,651

Contingencies (Note 19)
Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	6,884	6,356
Earnings reinvested in the business	34,426	59,879
Accumulated other comprehensive losses	(237)	(3,808)
Cost of repurchased stock (698,284,555 shares in 2007 and 708,880,389 shares in 2006)	(23,454)	(23,743)

Total stockholders’ equity	18,554	39,619

Total Liabilities and Stockholders’ Equity	$57,211	$104,270

Exhibit 13

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2007	2006	2005
Net revenues	$73,801	$67,051	$63,741
Cost of sales	16,547	15,540	14,919
Excise taxes on products	35,750	31,083	28,934

Gross profit	21,504	20,428	19,888

Marketing, administration and research costs	7,805	7,664	7,664
U.S. tobacco headquarters relocation charges			4
Loss on U.S. tobacco pool			138
U.S. tobacco quota buy-out			(115)
Italian antitrust charge		61
Asset impairment and exit costs	650	178	139
Gain on sale of business		(488)
(Recoveries) provision (from) for airline industry exposure	(214)	103	200
Amortization of intangibles	28	23	18

Operating income	13,235	12,887	11,840

Interest and other debt expense, net	215	367	521

Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	13,020	12,520	11,319

Provision for income taxes	4,096	3,400	3,409

Earnings from continuing operations before equity earnings and minority interest, net	8,924	9,120	7,910

Equity earnings and minority interest, net	237	209	260

Earnings from continuing operations	9,161	9,329	8,170

Earnings from discontinued operations, net of income taxes and minority interest	625	2,693	2,265

Net earnings	$9,786	$12,022	$10,435

Per share data:
Basic earnings per share:
Continuing operations	$4.36	$4.47	$3.95
Discontinued operations	0.30	1.29	1.09

Net earnings	$4.66	$5.76	$5.04

Diluted earnings per share:
Continuing operations	$4.33	$4.43	$3.91
Discontinued operations	0.29	1.28	1.08

Net earnings	$4.62	$5.71	$4.99

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)			Cost of Repurchased Stock	Total Stockholders’ Equity
				Currency Translation Adjustments	Other	Total
Balances, January 1, 2005	$935	$5,176	$50,595	$(610)	$(531)	$(1,141)	$(24,851)	$30,714

Comprehensive earnings:
Net earnings			10,435					10,435
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(707)		(707)		(707)
Additional minimum pension liability					(54)	(54)		(54)
Change in fair value of derivatives accounted for as hedges					38	38		38
Other					11	11		11

Total other comprehensive losses								(712)

Total comprehensive earnings								9,723

Exercise of stock options and issuance of other stock awards		519	(6)				749	1,262
Cash dividends declared ($3.06 per share)			(6,358)					(6,358)
Other		366						366

Balances, December 31, 2005	935	6,061	54,666	(1,317)	(536)	(1,853)	(24,102)	35,707
Comprehensive earnings:
Net earnings			12,022					12,022
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				1,220		1,220		1,220
Additional minimum pension liability					233	233		233
Change in fair value of derivatives accounted for as hedges					(11)	(11)		(11)
Other					(11)	(11)		(11)

Total other comprehensive earnings								1,431

Total comprehensive earnings								13,453

Initial adoption of FASB Statement No. 158, net of income taxes (Note 16)					(3,386)	(3,386)		(3,386)
Exercise of stock options and issuance of other stock awards		295	145				359	799
Cash dividends declared ($3.32 per share)			(6,954)					(6,954)

Balances, December 31, 2006	935	6,356	59,879	(97)	(3,711)	(3,808)	(23,743)	39,619

Comprehensive earnings:
Net earnings			9,786					9,786
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				736		736		736
Change in net loss and prior service cost					744	744		744
Change in fair value of derivatives accounted for as hedges					(18)	(18)		(18)

Total other comprehensive earnings								1,462

Total comprehensive earnings								11,248

Adoption of FIN 48 and FAS 13-2			711					711
Exercise of stock options and issuance of other stock awards(1)		528					289	817
Cash dividends declared ($3.05 per share)			(6,430)					(6,430)
Spin-off of Kraft Foods Inc.			(29,520)	89	2,020	2,109		(27,411)

Balances, December 31, 2007	$935	$6,884	$34,426	$728	$(965)	$(237)	$(23,454)	$18,554

(1)	Includes $179 million increase to additional paid-in-capital for the reimbursement from Kraft for Altria stock awards. See Note 1.

See notes to consolidated financial statements.

Exhibit 13

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2007	2006	2005
Cash Provided by (Used in) Operating Activities
Earnings from continuing operations – Consumer products	$8,936	$9,205	$8,153
– Financial services	225	124	17
Earnings from discontinued operations, net of income taxes and minority interest	625	2,693	2,265

Net earnings	9,786	12,022	10,435
Impact of earnings from discontinued operations, net of income taxes and minority interest	(625)	(2,693)	(2,265)
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
Depreciation and amortization	980	913	796
Deferred income tax provision (benefit)	80	(106)	(455)
Equity earnings and minority interest, net	(237)	(209)	(260)
U.S. tobacco quota buy-out			(115)
Escrow bond for the Engle U.S. tobacco case	1,300
Escrow bond for the Price U.S. tobacco case		1,850	(420)
Asset impairment and exit costs, net of cash paid	410	89	67
Gain on sale of business		(488)
Income tax reserve reversal		(1,006)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(705)	62	(85)
Inventories	(889)	(861)	(482)
Accounts payable	(71)	(133)	(47)
Income taxes	(681)	(399)	236
Accrued liabilities and other current assets	81	381	(123)
U.S. tobacco accrued settlement charges	434	50	(30)
Pension plan contributions	(132)	(425)	(832)
Pension provisions and postretirement, net	249	415	401
Other	596	661	679
Financial services
Deferred income tax benefit	(335)	(234)	(126)
Provision for airline industry exposure		103	200
Other	(86)	(126)	22

Net cash provided by operating activities, continuing operations	10,155	9,866	7,596
Net cash provided by operating activities, discontinued operations	161	3,720	3,464

Net cash provided by operating activities	10,316	13,586	11,060

See notes to consolidated financial statements.

Exhibit 13

for the years ended December 31,	2007	2006	2005
Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures	$(1,458)	$(1,285)	$(1,035)
Purchase of businesses, net of acquired cash	(4,417)	(4)	(4,932)
Proceeds from sales of businesses	4	520
Other	26	(75)	84
Financial services
Investments in finance assets	(5)	(15)	(3)
Proceeds from finance assets	569	357	476

Net cash used in investing activities, continuing operations	(5,281)	(502)	(5,410)
Net cash provided by (used in) investing activities, discontinued operations	26	(116)	525

Net cash used in investing activities	(5,255)	(618)	(4,885)

Cash Provided by (Used in) Financing Activities
Consumer products
Net issuance (repayment) of short-term borrowings	2,389	(2,402)	4,119
Long-term debt issued	4,160
Long-term debt repaid	(3,881)	(2,135)	(1,004)
Financial services
Long-term debt repaid	(617)	(1,015)
Dividends paid on Altria Group, Inc. common stock	(6,652)	(6,815)	(6,191)
Issuance of Altria Group, Inc. common stock	423	486	985
Kraft Foods Inc. dividends paid to Altria Group, Inc.	728	1,369	1,232
Other	(53)	(134)	(324)

Net cash used in financing activities, continuing operations	(3,503)	(10,646)	(1,183)
Net cash used in financing activities, discontinued operations	(176)	(3,720)	(3,951)

Net cash used in financing activities	(3,679)	(14,366)	(5,134)

Effect of exchange rate changes on cash and cash equivalents
Continuing operations	346	121	(523)
Discontinued operations	1	39	(4)

	347	160	(527)

Cash and cash equivalents, continuing operations:
Increase (Decrease)	1,717	(1,161)	480
Balance at beginning of year	4,781	5,942	5,462

Balance at end of year	$6,498	$4,781	$5,942

Cash paid, continuing operations: Interest – Consumer products	$649	$748	$949

– Financial services	$62	$108	$106

Income taxes	$4,456	$4,611	$3,440

Exhibit 13

Notes to Consolidated Financial Statements

    Note 1.

Background and Basis of Presentation:

•  Background: Throughout these financial statements, the term “Altria Group, Inc.” refers to the consolidated financial position, results of operations and cash flows of the Altria family of companies, and the term “ALG” refers solely to the parent company. ALG’s wholly-owned subsidiaries, Philip Morris USA Inc. (“PM USA”), Philip Morris International Inc. (“PMI”) and John Middleton, Inc. are engaged in the manufacture and sale of cigarettes and other tobacco products. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. In addition, ALG held a 28.6% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2007. ALG’s access to the operating cash flows of its subsidiaries consists of cash received from the payment of dividends and interest, and the repayment of amounts borrowed from ALG by its subsidiaries.

On March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft Foods, Inc. (“Kraft”) on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution. For further discussion, please refer to the Kraft Spin-Off discussion below. Altria Group, Inc. has reclassified and reflected the results of Kraft prior to the Kraft Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for all periods presented. The assets and liabilities related to Kraft were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2006.

As further discussed in Note 21. Subsequent Events, on January 30, 2008, Altria Group, Inc.’s Board of Directors approved a tax-free distribution of PMI to Altria Group, Inc.’s stockholders.

In November 2007, Altria Group, Inc. announced that it had signed an agreement to sell its headquarters building in New York City for approximately $525 million and will record a pre-tax gain of approximately $400 million upon closing the transaction. Under the terms of the agreement, Altria Group, Inc. plans to close the sale no later than April 1, 2008.

•   Kraft Spin-Off: On March 30, 2007 (the “Kraft Distribution Date”), Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Kraft Record Date”) in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft for each share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders received cash in lieu of fractional shares of Kraft. Following the distribution, Altria Group, Inc. does not own any shares of Kraft. During the second quarter of 2007, Altria Group, Inc. adjusted its quarterly dividend to $0.69 per share, so that its stockholders who retained their Altria Group, Inc. and Kraft shares would receive, in the aggregate, the same dividend dollars as before the distribution. In August 2007, Altria Group, Inc. increased its quarterly dividend to $0.75 per share.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•

a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Kraft Distribution Date and (b) the distribution ratio of 0.692024 mentioned above; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

The new Kraft option has an exercise price equal to the Kraft market price at the time of the distribution ($31.66) multiplied by the Option Conversion Ratio, which represents the exercise price of the original Altria Group, Inc. option divided by the Altria Group, Inc. market price immediately before the distribution ($87.81). The reduced exercise price of the adjusted Altria Group, Inc. option is determined by multiplying the Altria Group, Inc. market price immediately following the distribution ($65.90) by the Option Conversion Ratio.

    Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 31, 2007, retained their existing award and received restricted stock or deferred stock of Kraft Class A common stock. The amount of Kraft restricted stock or deferred stock awarded to such holders was calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and deferred stock will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 31, 2007, did not receive restricted stock or deferred stock of Kraft. Rather, they received additional deferred shares of Altria Group, Inc. to preserve the intrinsic value of the original award.

To the extent that employees of the remaining Altria Group, Inc. received Kraft stock options, Altria Group, Inc. reimbursed Kraft in cash for the Black-Scholes fair value of the stock options received. To the extent that Kraft employees held Altria Group, Inc. stock options, Kraft reimbursed Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that holders of Altria Group, Inc. deferred stock received Kraft deferred stock, Altria Group, Inc. paid to Kraft the fair value of the Kraft deferred stock less the value of projected forfeitures. Based upon the number of Altria Group, Inc. stock awards outstanding at the Kraft Distribution Date, the net amount of these reimbursements resulted in a payment of $179 million from Kraft to Altria Group, Inc. in April 2007. The reimbursement from Kraft is reflected as an increase to the additional paid-in capital of Altria Group, Inc. on the December 31, 2007 consolidated balance sheet.

Kraft was previously included in the Altria Group, Inc. consolidated federal income tax return, and federal income tax contingencies were recorded as liabilities on the balance sheet of ALG. As part of the intercompany account settlement discussed below, ALG reimbursed Kraft in cash for these liabilities, which as of March 30, 2007, were approximately $305 million, plus pre-tax interest of $63 million ($41 million after taxes). ALG also reimbursed Kraft in cash for the federal income tax consequences of the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) (approximately $70 million plus pre-tax

Exhibit 13

interest of $14 million, $9 million after taxes). See Note 14. Income Taxes for a discussion of the FIN 48 adoption and the Tax Sharing Agreement between Altria Group, Inc. and Kraft.

A subsidiary of ALG previously provided Kraft with certain services at cost plus a 5% management fee. After the Kraft Distribution Date, Kraft undertook these activities, and any remaining limited services provided to Kraft ceased during 2007. All intercompany accounts were settled in cash within 30 days of the Kraft Distribution Date. The settlement of the intercompany accounts (including the amounts discussed above related to stock awards and tax contingencies) resulted in a net payment from Kraft to ALG of $85 million in April 2007.

The distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $27.4 billion on the Kraft Distribution Date.

•  Basis of presentation: The consolidated financial statements include ALG, as well as its wholly-owned subsidiaries. Investments in which ALG exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which ALG has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for under the cost method of accounting. All intercompany transactions and balances have been eliminated. The results of Kraft prior to the Kraft Distribution Date have been reclassified and reflected as discontinued operations on the consolidated statements of earnings and statements of cash flows for all periods presented. The assets and liabilities related to Kraft were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2006.

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

Beginning with the second quarter of 2007, Altria Group, Inc. revised its reportable segments to reflect PMI’s operations by geographic region. Altria Group, Inc.’s revised segments, which are reflected in these financial statements, are U.S. tobacco; European Union; Eastern Europe, Middle East and Africa; Asia; Latin America; and Financial Services. Accordingly, prior year segment results have been revised.

    Note 2.

Summary of Significant Accounting Policies:

•  Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

•  Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 50 years.

Definite life intangible assets are amortized over their estimated useful lives. Altria Group, Inc. is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2007 and 2006, Altria Group, Inc. completed its annual review of goodwill and intangible assets, and no charges resulted from these reviews.

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
U.S. tobacco	$76	$-	$3,047	$281
European Union	1,510	1,307	69	65
Eastern Europe, Middle East and Africa	714	657	205	164
Asia	4,033	3,778	1,457	1,339
Latin America	1,668	455	175	59

Total	$8,001	$6,197	$4,953	$1,908

Intangible assets were as follows:

	December 31, 2007		December 31, 2006
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$4,231		$1,566
Amortizable intangible assets	802	$80	388	$46

Total intangible assets	$5,033	$80	$1,954	$46

Non-amortizable intangible assets substantially consist of brand names from Altria Group, Inc.’s 2007 acquisition of John Middleton, Inc. and PMI’s 2005 acquisition of a business in Indonesia. Amortizable intangible assets consist primarily of certain trademark licenses, non-compete agreements

Exhibit 13

and customer relationships. Pre-tax amortization expense for intangible assets during the years ended December 31, 2007, 2006 and 2005, was $28 million, $23 million, and $18 million, respectively. Amortization expense for each of the next five years is estimated to be $40 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

Goodwill is due primarily to PMI’s acquisitions in Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan. The movement in goodwill and gross carrying amount of intangible assets is as follows:

	2007		2006
(in millions)	Goodwill	Intangible Assets	Goodwill	Intangible Assets
Balance at January 1	$6,197	$1,954	$5,571	$1,700
Changes due to:
Acquisitions	1,634	2,968	54	115
Currency	183	8	531	129
Other	(13)	103	41	10

Balance at December 31	$8,001	$5,033	$6,197	$1,954

The increase in goodwill from acquisitions during 2007 was primarily related to the preliminary allocations of the purchase price for PMI’s acquisitions in Mexico and Pakistan. The increase in intangible assets from acquisitions during 2007 was related primarily to Altria Group, Inc.’s acquisition of John Middleton, Inc. The allocations of purchase price for PMI’s acquisitions in Mexico and Pakistan, and Altria Group, Inc.’s acquisition of John Middleton, Inc. are based upon preliminary estimates and assumptions and are subject to revision when appraisals are finalized in 2008. The increase in goodwill from acquisitions during 2006 was primarily related to the exchange of PMI’s interest in a beer business for 100% ownership of a cigarette business in the Dominican Republic. The increase in intangible assets from acquisitions during 2006 was related to PMI’s purchase of various trademarks from British American Tobacco. See Note 5. Acquisitions for a further discussion of acquisitions.

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

Finance leases include unguaranteed residual values that represent PMCC’s estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in decreases of $11 million and $14 million in 2007 and 2006, respectively, to PMCC’s net revenues and results of operations. Residual reviews in 2005 resulted in no adjustments.

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

Exhibit 13

On January 1, 2007, Altria Group, Inc. adopted the provisions of FIN 48. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million ($835 million, net of minority interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

Altria Group, Inc. adopted the provisions of FASB Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FAS 13-2”) effective January 1, 2007. This Staff Position requires the revenue recognition calculation to be reevaluated if there is a revision to the projected timing of income tax cash flows generated by a leveraged lease. The adoption of this Staff Position by Altria Group, Inc. resulted in a reduction to stockholders’ equity of $124 million as of January 1, 2007.

•  Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out (“LIFO”) method is used to cost substantially all U.S. tobacco inventories. The cost of inventories of the international tobacco segments is principally determined by the first-in, first-out and average cost methods. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

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

•  Revenue recognition: The consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. ALG’s consumer products businesses also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

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

•  Stock-based compensation: Effective January 1, 2006, Altria Group, Inc. adopted the provisions of SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. The impact of adoption was not material.

The adoption of SFAS No. 123(R) resulted in a cumulative effect gain of $3 million, which is net of $2 million in taxes, in the consolidated statement of earnings for the year ended December 31, 2006. This gain resulted from the impact of estimating future forfeitures on restricted stock and deferred stock in the determination of periodic expense for unvested awards, rather than recording forfeitures only when they occur. The gross cumulative effect was recorded in marketing, administration and research costs for the year ended December 31, 2006.

    Altria Group, Inc. previously applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). No compensation expense for employee stock options was reflected in net earnings in 2005, as all stock options granted under those plans had an exercise price not less than the fair market value of the common stock on the date of the grant. Historical consolidated statements of earnings already include the compensation expense for restricted stock and deferred stock. The following table illustrates the effect on net earnings and earnings per share (“EPS”) if Altria Group, Inc. had applied the fair value recognition provisions of SFAS No. 123 to measure compensation expense for stock option awards for the year ended December 31, 2005:

(in millions, except per share data)	2005
Net earnings, as reported	$10,435
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	15

Pro forma net earnings	$10,420

Earnings per share:
Basic - as reported	$5.04

Basic - pro forma	$5.03

Diluted - as reported	$4.99

Diluted - pro forma	$4.98

Exhibit 13

Altria Group, Inc. has not granted stock options to employees since 2002. The amount shown above as stock-based compensation expense relates to Executive Ownership Stock Options (“EOSOs”). Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received EOSOs equal to the number of shares tendered. This feature ceased during 2007. During the years ended December 31, 2007, 2006 and 2005, Altria Group, Inc. granted 0.5 million, 0.7 million and 2.0 million EOSOs, respectively.

Altria Group, Inc. elected to calculate the initial pool of tax benefits resulting from tax deductions in excess of the stock-based employee compensation expense recognized in the statement of earnings (“excess tax benefits”) under the FASB Staff Position 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” Excess tax benefits occur when the tax deduction claimed at vesting exceeds the fair value compensation expense accrued under SFAS No. 123(R). Excess tax benefits of $141 million and $195 million were recognized for the years ended December 31, 2007 and 2006, respectively, and were presented as financing cash flows. Previously, excess tax benefits were included in operating cash flows. Under SFAS No. 123(R), tax shortfalls occur when actual tax deductible compensation expense is less than cumulative stock-based compensation expense recognized in the financial statements. Tax shortfalls of $8 million at Kraft were recognized for the year ended December 31, 2006, and were recorded in additional paid-in capital.

•  New Accounting Standards: In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) is effective for business combinations that close on or after January 1, 2009, the first day of Altria Group, Inc.’s annual reporting period beginning after December 15, 2008. SFAS 141(R) requires the recognition of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree to be measured at fair value as of the acquisition date. Additionally, costs incurred to effect the acquisition are to be recognized separately from the acquisition and expensed as incurred.

Additionally, in December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 changes the reporting for minority interests by reporting these as noncontrolling interests within equity. Moreover, SFAS 160 requires that any transactions between an entity and a noncontrolling interest are to be accounted for as equity transactions. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented.

Altria Group, Inc. is currently in the process of evaluating the impact of these pronouncements.

    Note 3.

Asset Impairment and Exit Costs:

For the years ended December 31, 2007, 2006 and 2005, pre-tax asset impairment and exit costs consisted of the following:

(in millions)		2007	2006	2005
Separation program	U.S. tobacco	$309	$10	$-
Separation program	European Union	137	99	30
Separation program	Eastern Europe, Middle East and Africa	12	2	14
Separation program	Asia	28	19	7
Separation program	Latin America	18	1	4
Separation program	General corporate	17	32	49

Total separation programs		521	163	104

Asset impairment	U.S. tobacco	35
Asset impairment	European Union		5	19
Asset impairment	Eastern Europe, Middle East
	and Africa			5
Asset impairment	Asia			9
Asset impairment	Latin America			2
Asset impairment	General corporate		10

Total asset impairment		35	15	35

Spin-off fees	General corporate	94

Asset impairment and exit costs		$650	$178	$139

Exhibit 13

The movement in the asset impairment and exit cost liabilities for Altria Group, Inc. for the years ended December 31, 2007 and 2006 was as follows:

(in millions)	Severance	Asset Write- downs	Other	Total
Liability balance, January 1, 2006	$64	$-	$-	$64
Charges	138	15	25	178
Cash spent	(64)		(25)	(89)
Charges against assets		(15)		(15)
Currency/other	(7)			(7)

Liability balance, December 31, 2006	131	-	-	131
Charges	476	35	139	650
Cash spent	(144)		(96)	(240)
Charges against assets		(35)		(35)
Currency/other	12		(34)	(22)

Liability balance, December 31, 2007	$475	$-	$9	$484

Manufacturing Optimization Program

In June 2007, Altria Group, Inc. announced plans by its tobacco subsidiaries to optimize worldwide cigarette production by moving U.S.-based cigarette production for non-U.S. markets to PMI facilities in Europe. Due to declining U.S. cigarette volume, as well as PMI’s decision to re-source its production, PM USA will close its Cabarrus, North Carolina manufacturing facility and consolidate manufacturing for the U.S. market at its Richmond, Virginia manufacturing center. PMI expects to shift all of its PM USA-sourced production, which approximates 57 billion cigarettes, to PMI facilities in Europe by the third quarter of 2008 and PM USA will close its Cabarrus manufacturing facility by the end of 2010.

As a result of this program, from 2007 through 2011, PM USA expects to incur total pre-tax charges of approximately $670 million, comprised of accelerated depreciation of $143 million (including the above mentioned asset impairment charge of $35 million recorded in 2007), employee separation costs of $353 million and other charges of $174 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Approximately $440 million, or 66% of the total pre-tax charges, will result in cash expenditures. PM USA recorded total pre-tax charges of $371 million in 2007 related to this program. These charges were comprised of pre-tax asset impairment and exit costs of $344 million, and $27 million of pre-tax implementation costs associated with the program. The pre-tax implementation costs primarily related to accelerated depreciation and were included in cost of sales in the consolidated statement of earnings for the year ended December 31, 2007. Pre-tax charges of approximately $140 million are expected during 2008 for the program.

Philip Morris International Asset Impairment and Exit Costs

During 2007, 2006 and 2005, PMI announced plans for the streamlining of various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through December 31, 2007, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements, PMI recorded pre-tax charges of $195 million, $126 million and $90 million for the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 pre-tax charges primarily related to severance costs. The 2006 pre-tax charges included $57 million of costs related to PMI’s Munich factory closure. The 2005 pre-tax charges primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. Pre-tax charges, primarily related to severance, of approximately $65 million related to these previously announced plans are expected during 2008.

Cash payments related to exit costs at PMI were $124 million, $44 million and $40 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $170 million.

The streamlining of these various functions and operations is expected to result in the elimination of approximately 3,400 positions. As of December 31, 2007, approximately 2,400 of these positions have been eliminated.

Corporate Asset Impairment and Exit Costs

    In 2007, 2006 and 2005, general corporate pre-tax charges were $111 million, $42 million and $49 million, respectively. These charges primarily related to investment banking and legal fees in 2007 associated with the Kraft and potential PMI spin-off, as well as the streamlining of various corporate functions in each year.

    Note 4.

Divestitures:

Discontinued Operations:

As further discussed in Note 1. Background and Basis of Presentation, on March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution. Altria Group, Inc. stockholders received 0.692024 of a share of Kraft for each share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders received cash in lieu of fractional shares of Kraft. The distribution was accounted for as a dividend and as such resulted in a net decrease of $27.4 billion to Altria Group, Inc.’s stockholders’ equity on March 30, 2007.

Altria Group, Inc. has reflected the results of Kraft prior to the distribution date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for all periods presented. The assets and liabilities related to Kraft were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2006.

Exhibit 13

Summarized financial information for discontinued operations for the years ended December 31, 2007, 2006 and 2005 were as follows:

(in millions)	2007	2006	2005
Net revenues	$8,586	$34,356	$34,341

Earnings before income taxes and minority interest	$1,059	$4,016	$4,157
Provision for income taxes	(356)	(951)	(1,225)
Loss on sale of discontinued operations			(297)
Minority interest in earnings from discontinued operations	(78)	(372)	(370)

Earnings from discontinued operations, net of income taxes and minority interest	$625	$2,693	$2,265

Summarized assets and liabilities of discontinued operations as of December 31, 2006 were as follows:

(in millions)	2006
Assets:
Cash and cash equivalents	$239
Receivables, net	3,262
Inventories	3,506
Other current assets	640

Current assets of discontinued operations	7,647

Property, plant and equipment, net	9,693
Goodwill	27,038
Other intangible assets, net	10,177
Prepaid pension assets	1,168
Other assets	729

Long-term assets of discontinued operations	48,805

Liabilities:
Short-term borrowings	1,715
Current portion of long-term debt	1,418
Accounts payable	2,602
Accrued liabilities	3,980
Income taxes	151

Current liabilities of discontinued operations	9,866

Long-term debt	7,081
Deferred income taxes	3,930
Accrued pension costs	1,022
Accrued postretirement health care costs	3,014
Minority interest	3,109
Other liabilities	1,473

Long-term liabilities of discontinued operations	19,629

Net Assets	$26,957

Other

As discussed in Note 5. Acquisitions, in 2006, PMI exchanged its interest in a beer business in the Dominican Republic for a cigarette business in the Dominican Republic and $427 million of cash. This transaction resulted in a pre-tax gain on sale of $488 million. The aggregate proceeds received from divestitures during 2006 were $520 million. These divestitures were not material to Altria Group, Inc.’s consolidated financial position, operating results or cash flows in any of the periods presented.

    Note 5.

Acquisitions:

John Middleton, Inc.

On December 11, 2007, in conjunction with PM USA’s adjacency strategy, Altria Group, Inc. acquired 100% of John Middleton, Inc., a leading manufacturer of machine-made large cigars, for $2.9 billion in cash. The acquisition was financed with existing cash. John Middleton, Inc.’s balance sheet has been consolidated with Altria Group, Inc.’s as of December 31, 2007. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, have been included in Altria Group, Inc.’s consolidated operating results.

Assets purchased consist primarily of non-amortizable intangible assets related to acquired brands of $2.6 billion, amortizable intangible assets of $0.1 billion, goodwill of $0.1 billion and other assets of $0.1 billion, partially offset by accrued liabilities assumed in the acquisition. These amounts represent the preliminary allocation of purchase price and are subject to revision when appraisals are finalized in 2008.

PMI — Mexico

In November 2007, PMI acquired an additional 30% stake in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”), which increased PMI’s ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% stake in the business. PMI also entered into an agreement with Grupo Carso which provides the basis for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso’s remaining 20% in the future. This agreement will be valued as part of the allocation of purchase price.

Assets purchased consist primarily of goodwill of $1.2 billion, inventories of $168 million, property, plant and equipment of $157 million and other intangible assets (primarily brands) of $32 million. Liabilities assumed in the acquisition consist principally of accrued liabilities. These amounts represent the preliminary allocation of purchase price and are subject to revision when appraisals are finalized in 2008.

PMI — Holdings in the Dominican Republic

In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million, which increased Altria Group, Inc.’s 2006 net earnings by $0.15 per diluted share. The operating results of ELJ’s cigarette subsidiary for the year ended December 31, 2007 and from November 2006 to December 31, 2006, the amounts of which were not material, were included in Altria Group, Inc.’s operating results in the respective years.

Sampoerna

In March 2005, a subsidiary of PMI acquired 40% of the outstanding shares of PT HM Sampoerna Tbk (“Sampoerna”), an Indonesian tobacco company. In May 2005, PMI purchased an additional 58%, for a total of 98%. The total

Exhibit 13

cost of the transaction was approximately $4.8 billion, including Sampoerna’s cash of approximately $0.3 billion and debt of the U.S. dollar equivalent of approximately $0.2 billion. The purchase price was primarily financed through PMI’s credit facilities discussed further in Note 9. Short-Term Borrowings and Borrowing Arrangements.

The acquisition of Sampoerna allowed PMI to enter the profitable kretek cigarette category in Indonesia. Sampoerna’s financial position and results of operations have been fully consolidated with PMI as of June 1, 2005. From March 2005 to May 2005, PMI recorded equity earnings in Sampoerna. During the years ended December 31, 2007, 2006 and 2005, Sampoerna contributed $593 million, $608 million and $315 million, respectively, of operating income and $268 million, $249 million and $128 million, respectively, of net earnings.

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

Other

During the first quarter of 2007, PMI acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), and completed a mandatory tender offer for the remaining shares, which increased PMI’s total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million.

In the fourth quarter of 2006, PMI purchased from British American Tobacco the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million.

During 2005, PMI acquired a 98% stake in Coltabaco, the largest tobacco company in Colombia, for approximately $300 million.

The effects of these other acquisitions, in the aggregate, were not material to Altria Group, Inc.’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

    Note 6.

Inventories:

The cost of approximately 16% and 24% of inventories in 2007 and 2006, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.7 billion lower than the current cost of inventories at December 31, 2007 and 2006.

    Note 7.

Investment in SABMiller:

At December 31, 2007, ALG had a 28.6% economic and voting interest in SABMiller. ALG’s investment in SABMiller is being accounted for under the equity method and was $4.0 billion and $3.7 billion at December 31, 2007 and 2006, respectively. ALG had deferred tax liabilities of $1.3 billion and $1.2 billion related to its investment in SABMiller at December 31, 2007 and 2006, respectively. Equity income from SABMiller is recorded in equity earnings and minority interest, net, in Altria Group, Inc.’s consolidated statements of earnings.

Summary financial data of SABMiller is as follows:

	At December 31,
(in millions)	2007	2006
Current assets	$4,225	$3,325

Long-term assets	$29,803	$27,007

Current liabilities	$5,718	$4,845

Long-term liabilities	$10,773	$10,179

	For the Years Ended December 31,
(in millions)	2007	2006	2005
Net revenues	$20,825	$18,103	$14,302

Operating profit	$3,230	$2,990	$2,543

Net earnings	$1,865	$1,588	$1,408

The market value of ALG’s investment in SABMiller was $12.1 billion and $9.9 billion at December 31, 2007 and 2006, respectively.

In October 2005, SABMiller purchased a 71.8% interest in Bavaria SA, the second-largest brewer in South America, in exchange for the issuance of 225 million SABMiller ordinary shares of common stock. The ordinary shares had a value of approximately $3.5 billion. The remaining shares of Bavaria SA were acquired through a cash tender offer. Following the completion of the share issuance, ALG’s economic ownership interest in SABMiller was reduced from 33.9% to 28.7%. In addition, ALG elected to convert all of its non-voting shares to voting shares, and as a result increased its voting interest from 24.9% to 28.7%. The issuance of SABMiller ordinary common shares in exchange for controlling interest in Bavaria SA resulted in a change of ownership gain for ALG of $402 million, net of income taxes, that was recorded in stockholders’ equity in the fourth quarter of 2005.

Exhibit 13

    Note 8.

Finance Assets, net:

In 2003, PMCC shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2007, 2006 and 2005, proceeds from asset sales, maturities and bankruptcy recoveries totaled $569 million, $357 million and $476 million, respectively, and gains totaled $326 million, $132 million and $72 million, respectively, in operating companies income.

Included in the proceeds for 2007 were partial recoveries of amounts previously charged to earnings in the allowance for losses related to PMCC’s airline exposure. The operating companies income associated with these recoveries, which is included in the gains shown above, was $214 million for the year ended December 31, 2007.

At December 31, 2007, finance assets, net, of $6,029 million were comprised of investments in finance leases of $6,221 million and other receivables of $12 million, reduced by the allowance for losses of $204 million. At December 31, 2006, finance assets, net, of $6,740 million were comprised of investments in finance leases of $7,207 million and other receivables of $13 million, reduced by the allowance for losses of $480 million.

A summary of the net investment in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total
(in millions)	2007	2006	2007	2006	2007	2006
Rentals receivable, net	$6,628	$7,517	$371	$426	$6,999	$7,943
Unguaranteed residual values	1,499	1,752	89	98	1,588	1,850
Unearned income	(2,327)	(2,520)	(30)	(37)	(2,357)	(2,557)
Deferred investment tax credits	(9)	(29)			(9)	(29)

Investments in finance leases	5,791	6,720	430	487	6,221	7,207
Deferred income taxes	(4,739)	(5,443)	(273)	(293)	(5,012)	(5,736)

Net investments in finance leases	$1,052	$1,277	$157	$194	$1,209	$1,471

For leveraged leases, rentals receivable, net, represent unpaid rentals, net of principal and interest payments on third-party nonrecourse debt. PMCC’s rights to rentals receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The payment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $12.8 billion and $15.1 billion at December 31, 2007 and 2006, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2007, 2006 and 2005.

At December 31, 2007, PMCC’s investment in finance leases was principally comprised of the following investment categories: electric power (30%), aircraft (23%), rail and surface transport (22%), manufacturing (14%), and real estate (11%). Investments located outside the United States, which are primarily dollar-denominated, represent 21% and 22% of PMCC’s investments in finance leases in 2007 and 2006, respectively.

PMCC leases one 750 megawatt (“MW”) natural gas-fired power plant (located in Pasadena, Texas) to an indirect subsidiary of Calpine Corporation (“Calpine”). Calpine, which has guaranteed the lease, is currently operating under bankruptcy protection. The subsidiary was not included as part of the bankruptcy filing of Calpine. PMCC does not record income on leases when the lessee or its guarantor is in bankruptcy. At December 31, 2007, PMCC’s finance asset balance for this lessee was $60 million. Based on PMCC’s assessment of the prospect for recovery on the Pasadena plant, a portion of the outstanding finance asset balance has been provided for in the allowance for losses. In July 2007, PMCC’s interest in two 265 MW natural gas-fired power plants (located in Tiverton, Rhode Island, and Rumford, Maine), which were part of the bankruptcy filing, were foreclosed upon. These leases were rejected and written off during 2006.

    None of PMCC’s aircraft lessees are operating under bankruptcy protection at December 31, 2007. One of PMCC’s aircraft lessees, Northwest Airlines, Inc. (“Northwest”), exited bankruptcy on May 31, 2007 and assumed PMCC’s leveraged leases for three Airbus A-320 aircraft. PMCC’s leases for 19 aircraft with Delta Air Lines, Inc. (“Delta”) were sold in early 2007.

The activity in the allowance for losses on finance assets for the years ended December 31, 2007, 2006, 2005 was as follows:

(in millions)	2007	2006	2005
Balance at beginning of year	$480	$596	$497
Amounts (recovered)/charged to earnings	(129)	103	200
Amounts written-off	(147)	(219)	(101)

Balance at end of year	$204	$480	$596

The net impact to the allowance for losses in 2007, 2006 and 2005 related primarily to various airline leases. Amounts recovered of $129 million in 2007 related to partial recoveries of amounts previously charged to earnings in the allowance for losses in prior years. In addition, PMCC recovered $85 million related to amounts previously charged to earnings and written-off in the allowance for losses in prior years. In total, these recoveries resulted in additional operating companies income of $214 million for the year ended December 31, 2007. As a result of the $200 million charge in 2005, PMCC’s fixed charges coverage ratio did not meet its 1.25:1 requirement under a support agreement with ALG. Accordingly, as required by the

Exhibit 13

support agreement, a support payment of $150 million was made by ALG to PMCC in September 2005. It is possible that additional adverse developments may require PMCC to increase its allowance for losses. Acceleration of taxes on the foreclosures of leveraged leases written-off amounted to approximately $50 million and $80 million in 2007 and 2006, respectively. There were no foreclosures in 2005.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2007, were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2008	$297	$48	$345
2009	218	48	266
2010	204	45	249
2011	110	45	155
2012	195	50	245
2013 and thereafter	5,604	135	5,739

Total	$6,628	$371	$6,999

Included in net revenues for the years ended December 31, 2007, 2006 and 2005, were leveraged lease revenues of $204 million, $302 million and $303 million, respectively, and direct finance lease revenues of $15 million, $8 million and $11 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2007, 2006 and 2005, was $80 million, $107 million and $108 million, respectively.

Income from investment tax credits on leveraged leases and initial direct costs and executory costs on direct finance leases were not significant during the years ended December 31, 2007, 2006 and 2005.

As discussed further in Note 14. Income Taxes, the Internal Revenue Service has disallowed benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999.

    Note 9.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2007 and 2006, Altria Group, Inc.’s short-term borrowings and related average interest rates consisted of the following:

	2007		2006
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Consumer products:
364-day term loan facility	$2,205	5.1%	$-	-%
Bank loans	638	7.1	420	8.2
Amount reclassified as long-term debt	(2,205)

	$638		$420

At December 31, 2007, $2,205 million of short-term borrowings that PMI expects to remain outstanding at December 31, 2008 were reclassified as long-term debt.

The short-term borrowings at December 31, 2007 were all related to PMI. The fair values of Altria Group, Inc.’s short-term borrowings at December 31, 2007 and 2006, based upon current market interest rates, approximate the amounts disclosed above.

At December 31, 2007, ALG’s debt ratings by major credit rating agencies were as follows:

	Short- term	Long- term	Outlook
Moody’s	P-2	Baa1	Stable
Standard & Poor’s	A-2	BBB	Stable
Fitch	F-2	BBB+	Stable

As discussed in Note 5. Acquisitions, the purchase price of the Sampoerna acquisition was primarily financed through a euro 4.5 billion bank credit facility arranged for PMI and its subsidiaries in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments had been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. On December 4, 2007, PMI entered into new credit agreements consisting of a $3.0 billion five-year revolving credit facility, a $1.0 billion three-year revolving credit facility and a euro 1.5 billion 364-day term loan facility. In addition, on December 4, 2007, PMI borrowed euro 1.5 billion under the new term loan facility to repay the debt outstanding under its 2005 term loan facility. These facilities, which are not guaranteed by ALG, require PMI to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio of not less than 3.5 to 1.0. At December 31, 2007, PMI’s ratio calculated in accordance with the agreements was 44.6 to 1.0.

ALG has a 364-day revolving credit facility in the amount of $1.0 billion, which expires on March 27, 2008. In addition, ALG maintains a multi-year credit facility in the amount of $4.0 billion, which expires April 15, 2010. The ALG facilities require the maintenance of an earnings to fixed charges ratio, as defined by the agreements, of not less than 2.5 to 1.0. At December 31, 2007, the ratio calculated in accordance with the agreements was 19.6 to 1.0. After the effectiveness of the spin-off of PMI, ALG’s multi-year credit facility will be reduced from $4.0 billion to $3.5 billion and the earnings to fixed charges ratio will be replaced with a ratio of EBITDA to interest expense of not less than 4.0 to 1.0. In addition, the facility will then require the maintenance of a ratio of debt to EBITDA of not more than 2.5 to 1.0. If the PMI spin-off had occurred as of December 31, 2007, the ratio of EBITDA to interest expense would have been 15.6 to 1.0, and the ratio of debt to EBITDA would have been 0.9 to 1.0.

ALG and PMI expect to continue to meet their respective covenants. These facilities do not include any credit rating triggers or any provisions that could require the posting of collateral. The multi-year facilities enable the respective companies to reclassify short-term debt on a long-term basis.

Exhibit 13

At December 31, 2007, credit lines for ALG and PMI, and the related activity, were as follows:

ALG

Type (in billions of dollars)	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day revolving credit, expiring 3/27/08	$1.0	$-	$-	$1.0
Multi-year revolving credit, expiring 4/15/10	4.0			4.0

	$5.0	$-	$-	$5.0

PMI

Type (in billions of dollars)	Credit Lines	Amount Drawn	Lines Available
$3.0 billion, 5-year revolving credit, expiring 12/4/12	$3.0	$-	$3.0
$1.0 billion, 3-year revolving credit, expiring 12/4/10	1.0	0.6	0.4
euro 1.5 billion, 364-day term loan, expiring 12/2/08	2.2	2.2	-
euro 2.0 billion, 5-year revolving credit, expiring 5/12/10	2.9	2.4	0.5

	$9.1	$5.2	$3.9

In addition to the above, certain international subsidiaries of PMI maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.6 billion are for the sole use of these international businesses. Borrowings on these lines amounted to approximately $0.6 billion and $0.4 billion at December 31, 2007 and 2006, respectively.

ALG does not guarantee the debt of PMI.

    Note 10.

Long-Term Debt:

At December 31, 2007 and 2006, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)	2007	2006
Consumer products:
Short-term borrowings, reclassified as long-term debt	$2,205	$-
Notes, 5.34% to 7.65% (average interest rate 6.20%), due through 2013	3,210	2,350
7.75% Debenture, due 2027	750	750
Foreign currency obligations:
Euro, 4.80% to 5.63% (average interest rate 5.32%), due through 2010	3,201	3,305
Other foreign	406	402
Other	136	139

	9,908	6,946
Less current portion of long-term debt	(2,445)	(648)

	$7,463	$6,298

Financial services:
Eurodollar bonds, 7.50%, due 2009	$500	$499
Swiss franc, 4.00%, due 2007		620

	$500	$1,119

Included in Altria Group, Inc.’s long-term debt amounts above were the following amounts related to PMI at December 31, 2007 and 2006:

(in millions)	2007	2006
Short-term borrowings, reclassified as long-term debt	$2,205	$-
Notes, 5.34% to 5.57% (average interest rate 5.44%), due 2010	1,360
Foreign currency obligations:
Euro, 4.80% to 5.22% (average interest rate 5.05%), due 2010	1,698	1,965
Other foreign	406	402

	5,669	2,367
Less current portion of long-term debt	(91)	(145)

	$5,578	$2,222

Aggregate maturities of Altria Group, Inc.’s long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

	Consumer Products
(in millions)	PMI	Other Altria Group Companies	Financial Services
2008	$91	$2,354
2009	194	135	$500
2010	3,112
2011	34
2012	23
2013	10	1,000
2027		750

Exhibit 13

Based on market quotes, where available, or interest rates currently available to Altria Group, Inc. for issuance of debt with similar terms and remaining maturities, the aggregate fair value of consumer products and financial services long-term debt, including the current portion of long-term debt, at December 31, 2007 and 2006 was $10.6 billion and $8.4 billion, respectively.

ALG does not guarantee the debt of PMI.

    Note 11.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2005	2,805,961,317	(746,433,841)	2,059,527,476

Exercise of stock options and issuance of other stock awards		24,736,923	24,736,923

Balances, December 31, 2005	2,805,961,317	(721,696,918)	2,084,264,399

Exercise of stock options and issuance of other stock awards		12,816,529	12,816,529

Balances, December 31, 2006	2,805,961,317	(708,880,389)	2,097,080,928

Exercise of stock options and issuance of other stock awards		10,595,834	10,595,834

Balances, December 31, 2007	2,805,961,317	(698,284,555)	2,107,676,762

At December 31, 2007, 77,491,184 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

    Note 12.

Stock Plans:

Under the Altria Group, Inc. 2005 Performance Incentive Plan (the “2005 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 50 million shares of common stock may be issued under the 2005 Plan. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2005 Stock Compensation Plan for Non-Employee Directors (the “2005 Directors Plan”). At December 31, 2007, options to purchase 29,536,591 shares of Altria Group, Inc.’s common stock were outstanding. Shares available to be granted under the 2005 Plan and the 2005 Directors Plan at December 31, 2007 were 43,360,958 and 945,798, respectively.

As more fully described in Note 1. Background and Basis of Presentation, certain modifications were made to stock options, restricted stock and deferred stock as a result of the Kraft spin-off.

Altria Group, Inc. has not granted stock options to employees since 2002. Under certain circumstances, senior executives who exercised outstanding stock options using shares to pay the option exercise price and taxes received EOSOs equal to the number of shares tendered. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant, and became exercisable six months after the grant date. This feature ceased during 2007.

Stock Option Plan

In connection with the Kraft spin-off, Altria Group, Inc. employee stock options were modified through the issuance of Kraft employee stock options and the adjustment of the stock option exercise prices for the Altria Group, Inc. awards. For each employee stock option outstanding the aggregate intrinsic value of the option immediately after the spin-off was not greater than the aggregate intrinsic value of the option immediately before the spin-off. Due to the fact that the Black-Scholes fair values of the awards immediately before and immediately after the spin-off were equivalent, as measured in accordance with the provisions of SFAS No. 123(R), no incremental compensation expense was recorded as a result of the modification of the Altria Group, Inc. awards.

    Pre-tax compensation cost and the related tax benefit for stock option awards totaled $9 million and $3 million, respectively, for the year ended December 31, 2007. Pre-tax compensation cost and the related tax benefit for stock option awards totaled $17 million and $6 million, respectively, for the year ended December 31, 2006. The fair value of the awards was determined using a modified Black-Scholes methodology using the following weighted average assumptions:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2007 Altria Group, Inc.	4.56%	4 years	25.98%	3.99%
2006 Altria Group, Inc.	4.83	4	28.30	4.29
2005 Altria Group, Inc.	3.97	4	32.66	4.39

Exhibit 13

Altria Group, Inc. stock option activity was as follows for the year ended December 31, 2007:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2007	40,093,392	$33.84
Options granted (EOSOs)	507,555	64.69
Options exercised	(11,049,904)	38.25
Options canceled	(14,452)	42.01

Balance/Exercisable at December 31, 2007	29,536,591	32.71	2 years	$1.3 billion

As more fully described in Note 1. Background and Basis of Presentation, the weighted average exercise prices shown in the table above were reduced as a result of the Kraft spin-off.

The aggregate intrinsic value shown in the table above was based on the December 31, 2007 closing price for Altria Group, Inc.’s common stock of $75.58. The weighted-average grant date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $15.55, $14.53 and $14.41, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $454 million, $456 million and $756 million, respectively.

Restricted Stock Plans

Altria Group, Inc. may grant shares of restricted stock and deferred stock to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. Such shares are subject to forfeiture if certain employment conditions are not met. Restricted and deferred stock generally vests on the third anniversary of the grant date.

The fair value of the restricted shares and deferred shares at the date of grant is amortized to expense ratably over the restriction period, which is generally three years. Altria Group, Inc. recorded pre-tax compensation expense related to restricted stock and deferred stock for the years ended December 31, 2007, 2006 and 2005 of $135 million, $114 million and $115 million, respectively. The deferred tax benefit recorded related to this compensation expense was $50 million, $42 million and $42 million for the years ended December 31, 2007, 2006 and 2005, respectively. The pre-tax compensation expense for the year ended December 31, 2006 includes the pre-tax cumulative effect gain of $5 million from the adoption of SFAS No. 123(R). The unamortized compensation expense related to Altria Group, Inc. restricted stock and deferred stock was $163 million at December 31, 2007 and is expected to be recognized over a weighted average period of 2 years.

Altria Group, Inc. restricted stock and deferred stock activity was as follows for the year ended December 31, 2007:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2007	6,396,710	$61.80
Granted	2,282,486	65.62
Vested	(2,137,294)	55.51
Forfeited	(394,395)	66.29

Balance at December 31, 2007	6,147,507	65.11

    In January 2007, Altria Group, Inc. issued 1.7 million shares of deferred stock to eligible U.S.-based and non-U.S. employees. Restrictions on these shares lapse in the first quarter of 2010. The market value per share was $87.36 on the date of grant. Recipients of these Altria Group, Inc. deferred shares did not receive restricted stock or deferred stock of Kraft upon the Kraft spin-off. Rather, they received 0.6 million additional deferred shares of Altria Group, Inc. to preserve the intrinsic value of the original award, and accordingly, the grant date fair value per share, in the table above, related to this grant was reduced.

The grant price information for restricted stock and deferred stock awarded prior to January 31, 2007 reflects historical market prices which are not adjusted to reflect the Kraft spin-off. As discussed more fully in Note 1. Background and Basis of Presentation, as a result of the Kraft spin-off, holders of restricted stock and deferred stock awarded prior to January 31, 2007 retained their existing award and received restricted stock or deferred stock of Kraft Class A common stock.

The weighted–average grant date fair value of Altria Group, Inc. restricted stock and deferred stock granted during the years ended December 31, 2007, 2006 and 2005 was $150 million, $146 million and $137 million, respectively, or $65.62, $74.21 and $62.05 per restricted or deferred share, respectively. The total fair value of Altria Group, Inc. restricted stock and deferred stock vested during the years ended December 31, 2007, 2006 and 2005 was $184 million, $215 million and $4 million, respectively.

    Note 13.

Earnings per Share:

Basic and diluted EPS from continuing and discontinued operations were calculated using the following:

(in millions) For the Years Ended December 31,	2007	2006	2005
Earnings from continuing operations	$9,161	$9,329	$8,170
Earnings from discontinued operations	625	2,693	2,265

Net earnings	$9,786	$12,022	$10,435

Weighted average shares for basic EPS	2,101	2,087	2,070
Plus incremental shares from assumed conversions:
Restricted stock and deferred stock	3	4	6
Stock options	12	14	14

Weighted average shares for diluted EPS	2,116	2,105	2,090

For the 2007 computation, there were no antidilutive stock options. For the 2006 and 2005 computations, the number of stock options excluded from the calculation of weighted average shares for diluted EPS because their effects were antidilutive was immaterial.

Exhibit 13

    Note 14.

Income Taxes:

Earnings from continuing operations before income taxes, and equity earnings and minority interest, net, and provision for income taxes consisted of the following for the years ended December 31, 2007, 2006 and 2005:

(in millions)	2007	2006	2005
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net:
United States	$5,721	$5,813	$5,288
Outside United States	7,299	6,707	6,031

Total	$13,020	$12,520	$11,319

Provision for income taxes:
United States federal:
Current	$2,219	$1,841	$2,033
Deferred	(147)	(368)	(555)

	2,072	1,473	1,478
State and local	105	250	240

Total United States	2,177	1,723	1,718

Outside United States:
Current	2,027	1,649	1,713
Deferred	(108)	28	(22)

Total outside United States	1,919	1,677	1,691

Total provision for income taxes	$4,096	$3,400	$3,409

At December 31, 2007, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $11 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested.

The Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Altria Group, Inc. agreed with the RAR, with the exception of certain leasing matters discussed below. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Altria Group, Inc. reimbursed $337 million in cash to Kraft for its portion of the $1.0 billion in tax benefits, as well as pre-tax interest of $46 million. The amounts related to Kraft were reclassified to earnings from discontinued operations. The tax reversal resulted in an increase to earnings from continuing operations of $631 million for the year ended December 31, 2006.

    Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on Revenue Rulings, an IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FIN 48 and FASB Staff Position No. FAS 13-2.

In October 2004, the American Jobs Creation Act (“the Jobs Act”) was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. In 2005, Altria Group, Inc. repatriated $5.5 billion of earnings under the provisions of the Jobs Act. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of the deferred taxes more than offset the tax costs to repatriate the earnings and resulted in a net tax reduction of $344 million in the 2005 consolidated income tax provision.

Altria Group, Inc.’s U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2000 and onward with years 2000 to 2003 currently under examination by the Internal Revenue Service (“IRS”). Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2002 onward), Indonesia (2000 onward), Russia (2005 onward), and Switzerland (2005 onward). Altria Group, Inc. is currently under examination in various U.S. state and foreign jurisdictions.

As previously discussed in Note 2. Summary of Significant Accounting Policies, on January 1, 2007, Altria Group, Inc. adopted the provisions of FIN 48. As a result of the January 1, 2007 adoption of FIN 48, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million ($835 million, net of minority interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)
Balance at January 1, 2007	$1,053
Additions based on tax positions related to the current year	70
Additions for tax positions of prior years	22
Reductions for tax positions of prior years	(28)
Reductions for tax positions due to lapse of statutes of limitations	(116)
Settlements	(21)
Reduction of state and foreign unrecognized tax benefits due to Kraft spin-off	(365)

Balance at December 31, 2007	$615

Exhibit 13

Unrecognized tax benefits and Altria Group, Inc.’s consolidated liability for tax contingencies were as follows:

(in millions)	December 31, 2007	January 1, 2007
Unrecognized tax benefits – Altria Group, Inc.	$345	$434
Unrecognized tax benefits – Kraft	270	619

Unrecognized tax benefits	615	1,053
Accrued interest and penalties	267	292
Tax credits and other indirect benefits	(102)	(104)

Liability for tax contingencies	$780	$1,241

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2007 was $279 million, along with $66 million affecting deferred taxes and the remainder of $270 million affecting the receivable from Kraft discussed below. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at January 1, 2007 was $848 million, with the remaining $205 million affecting deferred taxes.

Altria Group, Inc.’s unrecognized tax benefits decreased to $615 million as of December 31, 2007, principally due to the spin-off of Kraft, as well as the expiration of statutes of limitations and audit closures in U.S. state and foreign jurisdictions. For the year ended December 31, 2007, Altria Group, Inc. recognized in its consolidated statement of earnings $13 million of interest and penalties.

Under the Tax Sharing Agreement between Altria Group, Inc. and Kraft, Kraft is responsible for its own pre-spin-off tax obligations. However, due to regulations governing the U.S. federal consolidated tax return, Altria Group, Inc. remains severally liable for Kraft’s pre-spin-off federal taxes. As a result, Altria Group, Inc. continues to include $270 million of Kraft’s unrecognized tax benefits in its liability for uncertain tax positions, and a corresponding receivable from Kraft of $270 million is included in other assets.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of January 1, 2007, Altria Group, Inc. had $292 million of accrued interest and penalties of which approximately $125 million related to Kraft. The accrued interest and penalties decreased to $267 million at December 31, 2007, principally as a result of the Kraft spin-off, and the expiration of statutes of limitations and audit closures in U.S. state and foreign jurisdictions. This amount includes $88 million of Kraft federal interest for which Kraft is responsible under the Tax Sharing Agreement. The receivable from Kraft, which is included in other assets, includes related accrued interest and penalties.

It is reasonably possible that within the next 12 months certain U.S. state and foreign examinations will be resolved, which could result in a decrease in unrecognized tax benefits, and interest and penalties of approximately $40 million and $12 million, respectively.

As previously discussed in Note 2. Summary of Significant Accounting Policies, Altria Group, Inc. adopted the provisions of FAS 13-2 effective January 1, 2007. The adoption of FAS 13-2 resulted in a reduction to stockholders’ equity of $124 million as of January 1, 2007.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit excluding IRS audit impacts	1.3	1.5	1.2
Benefit related to dividend repatriation under the Jobs Act			(3.0)
Benefit principally related to reversal of federal and state reserves on conclusion of IRS audit		(5.0)
Reversal of tax reserves no longer required	(0.8)	(0.8)	(0.2)
Foreign rate differences	(6.5)	(5.0)	(4.4)
Foreign dividend repatriation cost	1.2	0.2	0.7
Other	1.3	1.3	0.8

Effective tax rate	31.5%	27.2%	30.1%

The tax provision in 2007 includes net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter) and $42 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany in the third quarter. The tax provision in 2007 also includes the reversal of tax accruals of $98 million no longer required in the fourth quarter. The tax provision in 2006 includes $631 million of non-cash tax benefits principally representing the reversal of tax reserves after the U.S. IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006. The 2006 rate also includes the reversal of foreign tax reserves no longer required at PMI of $105 million in the fourth quarter. The tax provision in 2005 includes a $344 million benefit related to dividend repatriation under the Jobs Act in 2005, as well as other benefits, including the impact of the domestic manufacturers’ deduction under the Jobs Act and lower repatriation costs.

Exhibit 13

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2007 and 2006:

(in millions)	2007	2006
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$1,104	$1,018
Settlement charges	1,642	1,449

Total deferred income tax assets	2,746	2,467

Deferred income tax liabilities:
Trade names	(451)	(385)
Unremitted earnings	(462)	(288)
Property, plant and equipment	(726)	(736)
Prepaid pension costs	(268)	(123)
Other	(953)	(419)

Total deferred income tax liabilities	(2,860)	(1,951)

Net deferred income tax (liabilities) assets	$(114)	$516

Financial services deferred income tax liabilities are primarily attributable to temporary differences relating to net investments in finance leases.

    Note 15.

Segment Reporting:

The products of ALG’s subsidiaries include cigarettes and other tobacco products sold in the United States by PM USA and John Middleton, Inc., and outside of the United States by PMI. PMI’s operations are organized and managed by geographic region. Another subsidiary of ALG, PMCC, maintains a portfolio of leveraged and direct finance leases.

As discussed in Note 1. Background and Basis of Presentation, beginning with the second quarter of 2007, Altria Group, Inc. revised its reportable segments. Altria Group, Inc.’s reportable segments are U.S. tobacco; European Union; Eastern Europe, Middle East and Africa; Asia; Latin America; and Financial Services.

Altria Group, Inc.’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the ALG level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.’s management. Information about total assets by segment is not disclosed because such information is not reported to or used by Altria Group, Inc.’s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 2. Summary of Significant Accounting Policies. The accounting policies of the segments are the same as those described in Note 2.

Segment data are as follows:

(in millions) For the Years Ended December 31,	2007	2006	2005
Net revenues:
U.S. tobacco	$18,485	$18,474	$18,134
European Union	26,682	23,752	23,874
Eastern Europe, Middle East and Africa	12,149	9,972	8,869
Asia	11,099	10,142	8,609
Latin America	5,166	4,394	3,936
Total International tobacco	55,096	48,260	45,288
Financial services	220	317	319
Net revenues	$73,801	$67,051	$63,741
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net:
Operating companies income:
U.S. tobacco	$4,518	$4,812	$4,581
European Union	4,173	3,516	3,934
Eastern Europe, Middle East and Africa	2,427	2,065	1,635
Asia	1,802	1,869	1,793
Latin America	520	1,008	463
Total International tobacco	8,922	8,458	7,825
Financial services	421	176	31
Amortization of intangibles	(28)	(23)	(18)
General corporate expenses	(598)	(536)	(579)

Operating income	13,235	12,887	11,840
Interest and other debt expense, net	(215)	(367)	(521)
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	$13,020	$12,520	$11,319

Items affecting the comparability of results from continuing operations were as follows:

•  Loss on U.S. Tobacco Pool – As further discussed in Note 19. Contingencies, in October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. Under the provisions of FETRA, PM USA was obligated to cover its share of potential losses that the government may incur on the disposition of pool tobacco stock accumulated under the previous tobacco price support program. In 2005, PM USA recorded a $138 million expense for its share of the loss.

•  U.S. Tobacco Quota Buy-Out – The provisions of FETRA require PM USA, along with other manufacturers and importers of tobacco products, to make quarterly payments that will be used to compensate tobacco growers and quota holders affected by the legislation. Payments made by PM USA under FETRA offset amounts due under the provisions of the National Tobacco Grower Settlement Trust (“NTGST”), a trust formerly established to compensate tobacco growers and quota holders. Disputes arose as to the applicability of FETRA to 2004 NTGST payments. During the third quarter of 2005, a North Carolina Supreme Court ruling determined that FETRA enactment had not triggered the offset provisions during 2004 and that tobacco

Exhibit 13

companies were required to make full payment to the NTGST for the full year of 2004. The ruling, along with FETRA billings from the United States Department of Agriculture (“USDA”), established that FETRA was effective beginning in 2005. Accordingly, during the third quarter of 2005, PM USA reversed a 2004 accrual for FETRA payments in the amount of $115 million.

•  Italian Antitrust Charge – During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•  Inventory Sale in Italy – During the first quarter of 2005, PMI made a one-time inventory sale to its new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the European Union segment. During the second quarter of 2005, the new distributor reduced its inventories, resulting in lower shipments for PMI. The net impact of these actions was a benefit to the European Union segment pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

•  Asset Impairment and Exit Costs – See Note 3. Asset Impairment and Exit Costs, for a breakdown of these charges by segment.

•  Gain on Sale of Business – During 2006, operating companies income of the Latin America segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business for 100% ownership of a cigarette business in the Dominican Republic. See Note 5. Acquisitions.

•  Recoveries/Provision from/for Airline Industry Exposure – As discussed in Note 8. Finance Assets, net, during 2007, PMCC recorded pre-tax gains of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006, PMCC increased its allowance for losses by $103 million, due to issues within the airline industry. During 2005, PMCC increased its allowance for losses by $200 million, reflecting its exposure to the airline industry, particularly Delta and Northwest, both of which filed for bankruptcy protection during 2005.

See Notes 4 and 5, respectively, regarding divestitures and acquisitions.

(in millions) For the Years Ended December 31,	2007	2006	2005
Depreciation expense:
U.S. tobacco	$210	$202	$208
European Union	270	217	211
Eastern Europe, Middle East and Africa	209	186	162
Asia	194	193	100
Latin America	47	39	36

	930	837	717
Other	22	53	61

Total depreciation expense	$952	$890	$778

(in millions) For the Years Ended December 31,	2007	2006	2005
Capital expenditures:
U.S. tobacco	$352	$361	$228
European Union	575	501	351
Eastern Europe, Middle East and Africa	202	165	231
Asia	236	181	123
Latin America	59	39	31

	1,424	1,247	964
Other	34	38	71

Total capital expenditures	$1,458	$1,285	$1,035

Total tobacco segment net revenues attributable to customers located in Germany, Altria Group, Inc.’s largest international market, were $8.0 billion, $7.7 billion and $7.6 billion for the years ended December 31, 2007, 2006 and 2005, respectively.

Geographic data for net revenues and long-lived assets (which consist of all financial services assets and non-current consumer products assets, other than goodwill, other intangible assets, net, and assets of discontinued operations) were as follows:

(in millions) For the Years Ended December 31,	2007	2006	2005
Net revenues:
United States – domestic	$18,615	$18,690	$18,347
– export	2,569	3,459	3,502
European Union	26,634	23,721	23,831
Eastern Europe, Middle East and Africa	11,458	9,477	8,381
Asia	9,368	7,327	5,750
Latin America	5,157	4,377	3,930

Total net revenues	$73,801	$67,051	$63,741

(in millions) At December 31,	2007	2006	2005
Long-lived assets:
United States	$14,274	$15,212	$18,728
European Union	3,477	2,654	2,497
Eastern Europe, Middle East and Africa	1,596	1,416	1,319
Asia	1,521	1,302	1,215
Latin America	499	624	683

Total long-lived assets	$21,367	$21,208	$24,442

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

Exhibit 13

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. Altria Group, Inc.’s non-U.S. pension plans are measured at September 30 of each year. Subsidiaries of PMI will adopt the measurement date provision in 2008 and will record the impact of the measurement date change, which is not expected to be significant, as an adjustment to retained earnings.

The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows:

(in millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Current assets of discontinued operations	$7,646	$1	$7,647
Other current assets	2,360	(124)	2,236
Total current assets	26,275	(123)	26,152
Prepaid pension assets	2,054	(1,293)	761
Assets of discontinued operations	51,092	(2,287)	48,805
Other assets	5,469	607	6,076
Total consumer products assets	100,576	(3,096)	97,480
Total assets	107,366	(3,096)	104,270

Accrued liabilities – other	1,633	8	1,641
Current liabilities of discontinued operations	9,858	8	9,866
Total current liabilities	25,411	16	25,427
Deferred income taxes	1,617	(226)	1,391
Accrued pension costs	147	394	541
Accrued postretirement health care costs	1,595	414	2,009
Liabilities of discontinued operations	20,117	(488)	19,629
Other liabilities	2,059	180	2,239
Total consumer products liabilities	57,663	290	57,953
Total liabilities	64,361	290	64,651

Accumulated other comprehensive losses	(422)	(3,386)	(3,808)
Total stockholders’ equity	43,005	(3,386)	39,619

Total liabilities and stockholders’ equity	107,366	(3,096)	104,270

The amounts recorded in accumulated other comprehensive earnings/ losses at December 31, 2007 consisted of the following:

(in millions)	U.S. and Non-U.S. Pensions	Post- retirement	Post- employment	Total
Net losses	$(963)	$(356)	$(227)	$(1,546)
Prior service cost	(86)	100		14
Net transition obligation	(11)			(11)
Deferred income taxes	403	95	85	583

Amounts to be amortized	$(657)	$(161)	$(142)	$(960)

The amounts recorded in accumulated other comprehensive earnings/ losses at December 31, 2006 consisted of the following:

(in millions)	U.S. and Non-U.S. Pensions	Post- retirement	Post- employment	Total
Net losses	$(1,784)	$(505)	$(197)	$(2,486)
Prior service cost	(119)	91		(28)
Net transition obligation	(2)			(2)
Deferred income taxes	623	159	75	857

Amounts to be amortized – continuing operations	(1,282)	(255)	(122)	(1,659)
Reverse additional minimum pension liability, net of taxes	79			79

Initial adoption of SFAS No. 158 – continuing operations	(1,203)	(255)	(122)	(1,580)
Initial adoption of SFAS No. 158 – discontinued operations	(1,405)	(437)	36	(1,806)

Initial adoption of SFAS No. 158	$(2,608)	$(692)	$(86)	$(3,386)

The movements in other comprehensive earnings/losses during the year ended December 31, 2007 were as follows:

(in millions)	U.S. and Non-U.S. Pensions	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$107	$20	$17	$144
Prior service cost (credit)	15	(8)		7
Other income/expense:
Net losses	67	33		100
Prior service cost (credit)	25	(6)		19
Deferred income taxes	(77)	(15)	(6)	(98)

	137	24	11	172

Other movements during the year:
Net losses	647	96	(47)	696
Prior service cost	(7)	23		16
Net transition obligation	(9)			(9)
Deferred income taxes	(143)	(49)	16	(176)

	488	70	(31)	527

Amounts related to continuing operations	625	94	(20)	699
Amounts related to discontinued operations	42	4	(1)	45

Total movements in other comprehensive earnings/losses	$667	$98	$(21)	$744

Exhibit 13

Altria Group, Inc. sponsors noncontributory defined benefit pension plans covering substantially all U.S. employees. Pension coverage for employees of ALG’s non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, ALG and its U.S. subsidiaries provide health care and other benefits to substantially all retired employees. Health care benefits for retirees outside the United States are generally covered through local government plans.

The plan assets and benefit obligations of Altria Group, Inc.’s U.S. pension plans are measured at December 31 of each year, and all other non-U.S. pension plans are measured at September 30 of each year. The benefit obligations of Altria Group, Inc.’s postretirement plans are measured at December 31 of each year.

Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of Altria Group, Inc.’s pension plans at December 31, 2007 and 2006, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2007	2006	2007	2006
Benefit obligation at January 1	$5,255	$5,045	$3,323	$3,123
Service cost	103	115	136	139
Interest cost	309	291	131	112
Benefits paid	(281)	(268)	(135)	(77)
Termination, settlement and curtailment	(50)	13	22	(11)
Actuarial (gains) losses	(200)	60	(386)	(142)
Currency			338	206
Acquisitions	7
Other		(1)	48	(27)

Benefit obligation at December 31	5,143	5,255	3,477	3,323

Fair value of plan assets at January 1	5,697	4,896	3,066	2,557
Actual return on plan assets	397	779	238	253
Employer contributions	37	289	95	135
Employee contributions			30	29
Benefits paid	(281)	(268)	(138)	(77)
Termination, settlement and curtailment			(15)	(10)
Currency			320	188
Actuarial (losses) gains	(9)	1	91	(9)

Fair value of plan assets at December 31	5,841	5,697	3,687	3,066

Net pension asset (liability) recognized at December 31	$698	$442	$210	$(257)

The combined U.S. and non-U.S. pension plans resulted in a net prepaid pension asset of $0.9 billion at December 31, 2007 and $0.2 billion at December 31, 2006. These amounts were recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2007 and 2006, as follows:

(in billions)	2007	2006
Prepaid pension assets	$1.3	$0.8
Other accrued liabilities		(0.1)
Accrued pension costs	(0.4)	(0.5)

	$0.9	$0.2

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $4.6 billion and $4.7 billion at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for non-U.S. pension plans was $3.0 billion and $2.8 billion at December 31, 2007 and 2006, respectively.

For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $211 million, $145 million and $2 million, respectively, as of December 31, 2007, and $219 million, $183 million and $4 million, respectively, as of December 31, 2006. The majority of these relate to plans for salaried employees that cannot be funded under I.R.S. regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $217 million, $200 million and $45 million, respectively, as of December 31, 2007, and $185 million, $165 million and $42 million, respectively, as of December 31, 2006. The majority of these plans cannot be funded under local tax regulations.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s benefit obligations under the plans at December 31:

	U.S. Plans		Non-U.S. Plans
	2007	2006	2007	2006
Discount rate	6.20%	5.90%	4.66%	3.88%
Rate of compensation increase	4.50	4.50	3.26	3.21

The discount rates for Altria Group, Inc.’s U.S. plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the benefit obligations. The discount rates for Altria Group, Inc.’s non-U.S. plans were developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2007, 2006 and 2005:

	U.S. Plans			Non-U.S. Plans
(in millions)	2007	2006	2005	2007	2006	2005
Service cost	$103	$115	$112	$136	$139	$126
Interest cost	309	291	271	131	112	113
Expected return on plan assets	(429)	(393)	(362)	(219)	(190)	(162)
Amortization:
Net loss	82	154	106	25	37	23
Prior service cost	10	12	14	5	5	6
Termination, settlement and curtailment	37	15	9	42	2	2

Net periodic pension cost	$112	$194	$150	$120	$105	$108

During 2007, PM USA’s announced closure of its Cabarrus, North Carolina manufacturing facility, and workforce reduction programs resulted in curtailment losses and termination benefits of $37 million. This curtailment prompted a revaluation of the U.S. plans at a discount rate of 6.3%, resulting

Exhibit 13

in an increase in prepaid pension assets of approximately $500 million and a corresponding increase, net of income taxes, to stockholders’ equity. During 2006 and 2005, employees left Altria Group, Inc. under voluntary early retirement and workforce reduction programs. These events resulted in settlement losses, curtailment losses and termination benefits for the U.S. plans in 2006 and 2005 of $15 million and $9 million, respectively. Non-U.S. early retirement benefits resulted in additional termination benefits of $42 million, $2 million and $2 million during 2007, 2006 and 2005, respectively.

The amounts included in termination, settlement and curtailment in the table above for the year ended December 31, 2007 were comprised of the following changes:

	2007
(in millions)	U.S. Plans	Non-U.S. Plans	Total
Benefit obligation	$(50)	$22	$(28)
Fair value of plan assets		15	15
Other comprehensive earnings/losses:
Net losses	62	5	67
Prior service cost	25		25

	$37	$42	$79

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2008 are $73 million and $14 million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net pension cost for the years ended December 31:

	U.S. Plans			Non-U.S. Plans
	2007	2006	2005	2007	2006	2005
Discount rate	6.10%	5.70%	5.75%	3.88%	3.56%	4.20%
Expected rate of return on plan assets	8.00	8.00	8.00	7.05	7.26	7.21
Rate of compensation increase	4.50	4.50	4.50	3.21	3.17	3.49

Altria Group, Inc.’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

ALG and certain of its subsidiaries sponsor deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Certain other subsidiaries of ALG also maintain defined contribution plans. Amounts charged to expense for defined contribution plans totaled $150 million, $163 million and $162 million in 2007, 2006 and 2005, respectively.

Plan Assets

The percentage of fair value of pension plan assets at December 31, 2007 and 2006, was as follows:

	U.S. Plans		Non-U.S. Plans
Asset Category	2007	2006	2007	2006
Equity securities	72%	72%	59%	60%
Debt securities	28	27	37	37
Real estate			3	2
Other		1	1	1

Total	100%	100%	100%	100%

Altria Group, Inc.’s investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of Altria Group, Inc.’s U.S. plan assets is broadly characterized as a 70%/30% allocation between equity and debt securities. Beginning in 2008, Altria Group, Inc. decided to change the allocation between equity and debt securities to 55%/45%, reflecting the impact of the changing demographic mix of plan participants on benefit obligations. The strategy utilizes indexed U.S. equity securities, actively managed international equity securities and actively managed investment grade debt securities (which constitute 80% or more of debt securities) with lesser allocations to high-yield and international debt securities.

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

Altria Group, Inc. presently makes, and plans to make, contributions, to the extent that they are tax deductible and do not generate an excise tax liability, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded U.S. and non-U.S. plans. Currently, Altria Group, Inc. anticipates making contributions of $16 million in 2008 to its U.S. plans and approximately $97 million in 2008 to its non-U.S. plans, based on current tax law. However, these estimates are subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2007, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2008	$280	$124
2009	289	131
2010	299	137
2011	312	141
2012	327	147
2013 – 2017	1,849	885

Exhibit 13

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2007, 2006 and 2005:

(in millions)	2007	2006	2005
Service cost	$41	$49	$48
Interest cost	120	121	110
Amortization:
Net loss	20	39	22
Prior service credit	(8)	(4)	(4)
Other (income) expense	(2)	3	3

Net postretirement health care costs	$171	$208	$179

During 2007, Altria Group, Inc. had curtailment gains related to PM USA’s announced closure of its Cabarrus, North Carolina manufacturing facility, which are included in other (income) expense, above. During 2006 and 2005, Altria Group, Inc. instituted early retirement programs. These actions resulted in special termination benefits and curtailment losses in 2006 and 2005, which are included in other (income) expense, above.

The amounts included in other (income) expense in the table above for the year ended December 31, 2007 were comprised of the following changes:

(in millions)	2007
Accumulated postretirement health care costs	$(29)
Other comprehensive earnings/losses:
Net losses	33
Prior service credit	(6)

Other income	$(2)

For the postretirement benefit plans, the estimated net loss and prior service credit that are expected to be amortized from accumulated other comprehensive income into net postretirement health care costs during 2008 are $24 million and $(9) million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net postretirement cost for the years ended December 31:

	2007	2006	2005
Discount rate	6.10%	5.70%	5.75%
Health care cost trend rate	8.00	8.00	8.00

Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2007 and 2006, were as follows:

(in millions)	2007	2006
Accumulated postretirement benefit obligation at January 1	$2,113	$2,132
Service cost	41	49
Interest cost	120	121
Benefits paid	(93)	(86)
Curtailments	(29)	5
Plan amendments	(23)	(77)
Assumption changes		(10)
Actuarial gains	(96)	(21)

Accrued postretirement health care costs at December 31	$2,033	$2,113

The current portion of Altria Group, Inc.’s accrued postretirement health care costs of $117 million and $104 million at December 31, 2007 and 2006, respectively, is included in other accrued liabilities on the consolidated balance sheets.

The following assumptions were used to determine Altria Group, Inc.’s postretirement benefit obligations at December 31:

	2007	2006
Discount rate	6.20%	5.90%
Health care cost trend rate assumed for next year	8.00	8.00
Ultimate trend rate	5.00	5.00
Year that the rate reaches the ultimate trend rate	2011	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2007:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total of service and interest cost	11.2%	(10.6)%
Effect on postretirement benefit obligation	9.9	(8.2)

Altria Group, Inc.’s estimated future benefit payments for its postretirement health care plans at December 31, 2007, were as follows:

(in millions)
2008	$117
2009	125
2010	134
2011	143
2012	147
2013 - 2017	772

Postemployment Benefit Plans

ALG and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2007, 2006 and 2005:

(in millions)	2007	2006	2005
Service cost	$23	$19	$11
Interest cost	12	12
Amortization of net loss	17	12	16
Other expense	507	163	80

Net postemployment costs	$559	$206	$107

As discussed in Note 3. Asset Impairment and Exit Costs, certain employees left Altria Group, Inc. under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

For the postemployment benefit plans, the estimated net loss that is expected to be amortized from accumulated other comprehensive income into net postemployment costs during 2008 is approximately $20 million.

Exhibit 13

Altria Group, Inc.’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2007 and 2006, were as follows:

(in millions)	2007	2006
Accrued postemployment costs at January 1	$505	$279
Service cost	23	19
Interest cost	12	12
Benefits paid	(216)	(123)
Actuarial losses and assumption changes	26	155
Other	507	163

Accrued postemployment costs at December 31	$857	$505

The accrued postemployment costs were determined using a discount rate of 8.1% and 7.9% in 2007 and 2006, respectively, an assumed ultimate annual turnover rate of 2.2% and 1.8% in 2007 and 2006, respectively, assumed compensation cost increases of 4.5% in 2007 and 2006, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

    Note 17.

Additional Information:

The amounts shown below are for continuing operations.

(in millions) For the Years Ended December 31,	2007	2006	2005
Research and development expense	$631	$586	$558

Advertising expense	$434	$428	$470

Interest and other debt expense, net:
Interest expense	$653	$799	$905
Interest income	(438)	(432)	(384)

	$215	$367	$521

Interest expense of financial services operations included in cost of sales	$54	$81	$107

Rent expense	$304	$305	$312

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2007, were as follows:

(in millions)
2008	$133
2009	108
2010	72
2011	42
2012	37
Thereafter	247

$639

    Note 18.

Financial Instruments:

• Derivative Financial Instruments: ALG’s subsidiaries operate globally, with manufacturing and sales facilities in various locations around the world. ALG and its subsidiaries utilize certain financial instruments to manage foreign currency exposures. Derivative financial instruments are used by ALG and its subsidiaries, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently.

Altria Group, Inc. uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany, actual and forecasted transactions. The primary currencies to which Altria Group, Inc. is exposed include the Japanese yen, Swiss franc, euro, Turkish lira, Russian ruble and Indonesian rupiah. At December 31, 2007 and 2006, Altria Group, Inc. had contracts with aggregate notional amounts of $6.9 billion and $3.2 billion, respectively, of which $6.9 billion and $3.1 billion, respectively, were at PMI. The effective portion of unrealized gains and losses associated with qualifying contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on Altria Group, Inc.’s consolidated statement of earnings. A portion of Altria Group, Inc.’s foreign currency swaps, while effective as economic hedges, do not qualify for hedge accounting and therefore the unrealized gain (loss) relating to these contracts are reported in Altria Group, Inc.’s consolidated statements of earnings. For the years ended December 31, 2007, 2006 and 2005, the unrealized gain (loss) with regard to the contracts that do not qualify for hedge accounting was insignificant.

In addition, Altria Group, Inc. uses foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps typically convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity, and are accounted for as cash flow hedges. At December 31, 2007 and 2006, the notional amounts of foreign currency swap agreements aggregated $1.5 billion and $1.4 billion, respectively.

Altria Group, Inc. also designates certain foreign currency denominated debt and forwards as net investment hedges of foreign operations. During the years ended December 31, 2007 and 2006, these hedges of net investments resulted in losses, net of income taxes, of $45 million and $164 million, respectively, and during the year ended December 31, 2005 resulted in a gain, net of income taxes, of $369 million. These gains and losses were

Exhibit 13

reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

During the years ended December 31, 2007, 2006 and 2005, ineffectiveness related to fair value hedges and cash flow hedges was not material. Altria Group, Inc. is hedging forecasted transactions for periods not exceeding the next twelve months. At December 31, 2007, Altria Group, Inc. expects an insignificant amount of gains reported in accumulated other comprehensive earnings (losses) to be reclassified to the consolidated statement of earnings within the next twelve months.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2007, 2006 and 2005, as follows:

(in millions)	2007	2006	2005
Gain (loss) as of January 1	$13	$24	$(14)
Derivative gains transferred to earnings	(45)	(35)	(95)
Change in fair value	25	24	133
Kraft spin-off	2

(Loss) gain as of December 31	$(5)	$13	$24

•Credit exposure and credit risk: Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 8. Finance Assets, net regarding certain leases.

• Fair value: The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2007, was $11.3 billion, as compared with its carrying value of $11.0 billion. The aggregate fair value, based on market quotes, of Altria Group, Inc.’s total debt at December 31, 2006, was $8.8 billion, as compared with its carrying value of $8.5 billion.

The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2007, was $12.1 billion, as compared with its carrying value of $4.0 billion. The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2006, was $9.9 billion, as compared with its carrying value of $3.7 billion.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Altria Group, Inc. anticipates that the adoption of this statement will not have a material impact on its financial statements.

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

Overview of Tobacco-Related Litigation

• Types and Number of Cases: Claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs, (ii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring and purporting to be brought on behalf of a class of individual plaintiffs, including cases in which the aggregated claims of a number of individual plaintiffs are to be tried in a single proceeding, (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits, (iv) class action suits alleging that the uses of the terms “Lights” and “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), and (v) other tobacco-related litigation described below. Damages claimed in some of the tobacco-related litigation are significant, and in certain cases, range into the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Plaintiffs’ theories of recovery and the defenses raised in pending smoking and health, health care cost recovery and Lights/Ultra Lights cases are discussed below.

Exhibit 13

The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, ALG or PMI, as of December 31, 2007, December 31, 2006 and December 31, 2005, and a page-reference to further discussions of each type of case.

Type of Case	Number of Cases Pending as of December 31, 2007	Number of Cases Pending as of December 31, 2006	Number of Cases Pending as of December 31, 2005	Page References
Individual Smoking and Health Cases(1)	105	196	228	82
Smoking and Health Class Actions and Aggregated Claims Litigation(2)	10	10	9	82
Health Care Cost Recovery Actions	3	5	4	82-86
Lights/Ultra Lights Class Actions	17	20	24	86-87
Tobacco Price Cases	2	2	2	87
Cigarette Contraband Cases	0	0	1	87

(1)	Does not include 2,622 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke (“ETS”). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages. Also, does not include nine individual smoking and health cases brought against certain retailers that are indemnitees of PM USA. Additionally, does not include approximately 1,282 individual smoking and health cases brought by or on behalf of approximately 7,266 plaintiffs in Florida following the decertification of the Engle case discussed below. It is possible that additional cases have been filed but not yet recorded on the courts’ dockets.

(2)	Includes as one case the aggregated claims of 728 individuals (of which 414 individuals have claims against PM USA) that are proposed to be tried in a single proceeding in West Virginia. The West Virginia Supreme Court of Appeals has ruled that the United States Constitution does not preclude a trial in two phases in this case. Issues related to defendants’ conduct, plaintiffs’ entitlement to punitive damages and a punitive damages multiplier, if any, would be determined in the first phase. The second phase would consist of individual trials to determine liability, if any, and compensatory damages. In November 2007, the West Virginia Supreme Court of Appeals denied defendants’ renewed motion for review of the trial plan. In December 2007, defendants filed a petition for writ of certiorari with the United States Supreme Court.

There are also a number of other tobacco-related actions pending outside the United States against PMI and its affiliates and subsidiaries, including an estimated 133 individual smoking and health cases as of December 31, 2007 (Argentina (57), Australia (2), Brazil (51), Chile (12), Costa Rica (1), Greece (1), Italy (4), the Philippines (1), Poland (3) and Scotland (1)), compared with approximately 133 such cases on December 31, 2006, and approximately 132 such cases on December 31, 2005. In addition, in Italy, 2,026 cases are pending in the Italian equivalent of small claims court where damages are limited to €2,000 per case, and three cases are pending in Finland against an indemnitee of a subsidiary of PMI.

In addition, as of December 31, 2007, there were three smoking and health putative class actions pending outside the United States against PMI or its affiliates in Brazil (2) and Israel (1) compared with two such cases on December 31, 2006, and two such cases on December 31, 2005. The case in Israel was dismissed in January 2008. Eight health care cost recovery actions are pending in Nigeria (5), Israel (1), Canada (1) and Spain (1), against PMI or its affiliates, and two Lights/Ultra Lights class actions are pending in Israel. PM USA is also a named defendant in the smoking and health putative class action in Israel, a “Lights” class action in Israel and health care cost recovery actions in Israel and Canada.

    Also, as of December 31, 2007, there were nine “public civil actions” pending outside the United States against PMI or its affiliates in Argentina (1), Brazil (3), Colombia (4), and Turkey (1) compared with three such actions on December 31, 2006, and one such action on December 31, 2005. Public civil actions are claims filed either by an individual, or a public or private entity, seeking to protect a variety of collective or individual rights. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions.

•  Pending and Upcoming Trials: On November 16, 2007, the jury in a flight attendant litigation found in favor of the defendants. In addition, as of December 31, 2007, 11 individual smoking and health cases against PM USA are scheduled for trial through the end of 2008. Cases against other tobacco companies are also scheduled for trial through the end of 2008. Trial dates are subject to change.

•  Recent Trial Results: Since January 1999, verdicts have been returned in 45 smoking and health, Lights/Ultra Lights and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 28 of the 45 cases. These 28 cases were tried in California (4), Florida (9), Mississippi (1), Missouri (2), New Hampshire (1), New Jersey (1), New York (3), Ohio (2), Pennsylvania (1), Rhode Island (1), Tennessee (2), and West Virginia (1). Plaintiffs’ appeals or post-trial motions challenging the verdicts are pending in California, the District of Columbia and Florida. A motion for a new trial has been granted in one of the cases in Florida. In addition, in December 2002, a court dismissed an individual smoking and health case in California at the end of trial.

In July 2005, a jury in Tennessee returned a verdict in favor of PM USA in a case in which plaintiffs had challenged PM USA’s retail promotional and merchandising programs under the Robinson-Patman Act.

Of the 17 cases in which verdicts were returned in favor of plaintiffs, eight have reached final resolution. A verdict against defendants in a health care cost recovery case has been reversed and all claims were dismissed with prejudice. In addition, a verdict against defendants in a purported Lights class action in Illinois has been reversed and the case has been dismissed with prejudice. After exhausting all appeals, PM USA has paid six judgments totaling $71,826,707, and interest totaling $33,806,665.

Exhibit 13

The chart below lists the verdicts and post-trial developments in the nine pending cases that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 2007	California/Whiteley	Individual Smoking and Health	Approximately $2.5 million in compensatory damages against PM USA and the other defendant in the case, as well as $250,000 in punitive damages against the other defendant in the case.	In July 2007, the trial court granted plaintiff’s motion for a limited re-trial against PM USA on the question of whether plaintiffs are entitled to punitive damages against PM USA, and if so, the amount. On October 31, 2007, the jury found that plaintiffs are not entitled to punitive damages against PM USA. In November, the trial court entered final judgment and PM USA filed a motion for a new trial and for judgment notwithstanding the verdict. The trial court rejected these motions on January 24, 2008. Defendants intend to appeal.

August 2006	District of Columbia/United States of America	Health Care Cost Recovery	Finding that defendants, including ALG and PM USA, violated the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (RICO). No monetary damages assessed, but court made specific findings and issued injunctions. See Federal Government’s Lawsuit below.	Defendants filed notices of appeal to the United States Court of Appeals in September 2006 and the Department of Justice filed its notice of appeal in October. In October 2006, a three-judge panel of the Court of Appeals stayed implementation of the trial court’s remedies order pending its review of the decision. In March 2007, the trial court denied in part and granted in part defendants’ post-trial motion for clarification of portions of the court’s remedial order. Briefing of the parties’ consolidated appeal is scheduled to conclude in May 2008. See Federal Government’s Lawsuit below.

March 2005	New York/Rose	Individual Smoking and Health	$3.42 million in compensatory damages against two defendants, including PM USA, and $17.1 million in punitive damages against PM USA.	PM USA’s appeal is pending.

May 2004	Louisiana/Scott	Smoking and Health Class Action	Approximately $590 million against all defendants, including PM USA, jointly and severally, to fund a 10-year smoking cessation program.	In June 2004, the state trial court entered judgment in the amount of the verdict of $590 million, plus prejudgment interest accruing from the date the suit commenced. As of February 15, 2007, the amount of prejudgment interest was approximately $444 million. PM USA’s share of the verdict and prejudgment interest has not been allocated. Defendants, including PM USA, appealed. In February 2007, the Louisiana Court of Appeal upheld the class certification and finding of liability, but reduced the judgment by approximately $312 million and vacated the award of prejudgment interest. The Court of Appeal also remanded the case to the trial court with instructions to further reduce the remaining $279 million judgment to eliminate amounts awarded to any individual who began smoking after the Louisiana Product Liability Act became effective on September 1, 1988. In March 2007, the Louisiana Court of Appeal rejected defendants’ motion for rehearing and clarification. Plaintiffs’ and defendants’ petitions for writ of certiorari with the Louisiana Supreme Court were denied in January 2008. Following this denial, PM USA recorded a provision of $26 million in connection with the case. See Scott Class Action below.

Exhibit 13

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	On January 30, 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. See discussion(1) below.

June 2002	Florida/Lukacs	Individual Smoking and Health	$37.5 million in compensatory damages against all defendants, including PM USA.	In March 2003, the trial court reduced the damages award to $24.86 million. PM USA’s share of the damages award is approximately $6 million. The court has not yet entered the judgment on the jury verdict. In January 2007, defendants petitioned the trial court to set aside the jury’s verdict and dismiss plaintiffs’ punitive damages claim. On August 1, 2007, the trial court deferred ruling on plaintiff’s motion for entry of judgment until after the United States Supreme Court’s review of Engle is complete and after further submissions by the parties. If a judgment is entered in this case, PM USA intends to appeal.

March 2002	Oregon/Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.	In May 2002, the trial court reduced the punitive damages award to $100 million. In May 2006, the Oregon Court of Appeals affirmed the compensatory damages verdict, reversed the award of punitive damages and remanded the case to the trial court for a second trial to determine the amount of punitive damages, if any. In June 2006, plaintiff petitioned the Oregon Supreme Court to review the portion of the Court of Appeals’ decision reversing and remanding the case for a new trial on punitive damages. In October 2006, the Oregon Supreme Court announced that it would hold this petition in abeyance until the United States Supreme Court decided the Williams case discussed below. In February 2007, the United States Supreme Court vacated the punitive damages judgment in Williams and remanded the case to the Oregon Supreme Court for proceedings consistent with its decision. The parties have submitted their briefs to the Oregon Supreme Court setting forth their respective views on how the Williams decision impacts the plaintiff’s pending petition for review.

Exhibit 13

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.	In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, that certain Phase I trial court findings be allowed to stand as against the defendants in individual actions that individual former class members may bring within one year of the issuance of the mandate, compensatory damage awards totaling approximately $6.9 million to two individual class members be reinstated and that a third former class member’s claim was barred by the statute of limitations. In December 2006, the Florida Supreme Court denied all motions by the parties for rehearing but issued a revised opinion. In January 2007, the Florida Supreme Court issued the mandate from its revised December opinion and defendants filed a motion with the Florida Third District Court of Appeal requesting the court’s review of legal errors previously raised but not ruled upon. This motion was denied in February 2007. In May 2007, defendants’ motion for a partial stay of the mandate pending the completion of appellate review was denied by the Third District Court of Appeal. In May 2007, defendants filed a petition for writ of certiorari with the United States Supreme Court. On October 1, 2007, the United States Supreme Court denied defendants’ petition. In November 2007, the United States Supreme Court denied defendants’ petition for rehearing from the denial of their petition for certiorari. See “Engle Class Action” below. As of the January 11, 2008 deadline for bringing an action approximately 1,282 individual smoking and health cases have been brought by or on behalf of approximately 7,266 plaintiffs in Florida following the Florida Supreme Court’s decertification decision. It is possible that additional cases have been filed but not yet recorded on the courts’ dockets.

March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages, $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	See discussion(2) below.

(1)	Bullock: In August 2006, the California Supreme Court denied plaintiffs’ petition to overturn the trial court’s reduction of the punitive damages award and granted PM USA’s petition for review challenging the punitive damages award. The court granted review of the case on a “grant and hold” basis under which further action by the court is deferred pending the United States Supreme Court’s decision on punitive damages in the Williams case described below. In February 2007, the United States Supreme Court vacated the punitive damages judgment in Williams and remanded the case to the Oregon Supreme Court for proceedings consistent with its decision. Parties to the appeal in Bullock requested that the court establish a briefing schedule on the merits of the pending appeal. In May 2007, the California Supreme Court transferred the case to the Second District of the California Court of Appeal with directions that the court vacate its 2006 decision and reconsider the case in light of the United States Supreme Court’s decision in Williams. On January 30, 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages.

(2)	Williams: The trial court reduced the punitive damages award to $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court’s refusal to hear PM USA’s appeal, PM USA recorded a provision of $32 million in connection with this case and petitioned the United States Supreme Court for further review. In October 2003, the United States Supreme Court set aside the Oregon appellate court’s ruling and directed the Oregon court to reconsider the case in light of the 2003 State Farm decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In February 2006, the Oregon Supreme Court affirmed the Court of Appeals’ decision. Following this decision, PM USA recorded an additional provision of approximately $25 million in interest charges related to this case. The United States Supreme Court granted PM USA’s petition for writ of certiorari in May 2006. In February 2007, the United States Supreme Court vacated the $79.5 million punitive damages award, holding that the United States Constitution prohibits basing punitive damages awards on harm to non-parties. The Court also found that states must assure that appropriate procedures are in place so that juries are provided with proper legal guidance as to the constitutional limitations on awards of punitive damages. Accordingly, the Court remanded the case to the Oregon Supreme Court for further proceedings consistent with this decision. On January 31, 2008, the Oregon Supreme Court affirmed the Oregon Court of Appeals’ June 2004 decision, which in turn, upheld the jury’s compensatory damage award and reinstated the jury’s award of $79.5 million in punitive damages. PM USA intends to appeal.

Exhibit 13

In addition to the cases discussed above, in October 2003, a three-judge appellate panel in Brazil reversed a lower court’s dismissal of an individual smoking and health case and ordered PMI’s Brazilian affiliate to pay plaintiff approximately $433,000 and other unspecified damages. PMI’s Brazilian affiliate appealed. In December 2004, the three-judge panel’s decision was vacated by an en banc panel of the appellate court, which upheld the trial court’s dismissal of the case. The case is currently on appeal to the Superior Court.

With respect to certain adverse verdicts currently on appeal, as of December 31, 2007, PM USA has posted various forms of security totaling approximately $193 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. The cash deposits are included in other assets on the consolidated balance sheets.

•   Engle Class Action: In July 2000, in the second phase of the Engle smoking and health class action in Florida, a jury returned a verdict assessing punitive damages totaling approximately $145 billion against various defendants, including $74 billion against PM USA. Following entry of judgment, PM USA posted a bond in the amount of $100 million and appealed.

In May 2001, the trial court approved a stipulation providing that execution of the punitive damages component of the Engle judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into a separate interest-bearing escrow account that, regardless of the outcome of the judicial review, will be paid to the court and the court will determine how to allocate or distribute it consistent with Florida Rules of Civil Procedure. In July 2001, PM USA also placed $1.2 billion into an interest-bearing escrow account, which was returned to PM USA in December 2007. In addition, the $100 million bond related to the case has been discharged. The $1.2 billion escrow account and the deposit of $100 million related to the bonding requirement were included in the December 31, 2006 consolidated balance sheet as other assets. Interest income on the $1.2 billion escrow account, prior to its return to PM USA, was paid to PM USA quarterly and was being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings. In connection with the stipulation, PM USA recorded a $500 million pre-tax charge in its consolidated statement of earnings for the quarter ended March 31, 2001. In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs petitioned the Florida Supreme Court for further review.

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, and that members of the decertified class could file individual actions against defendants within one year of issuance of the mandate. The court further declared the following Phase I findings are entitled to “res judicata” effect in such individual actions brought within one year of the issuance of the mandate: (i) that smoking causes various diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants’ cigarettes were defective and unreasonably dangerous; (iv) that defendants concealed or omitted material information not otherwise known or available knowing that the material was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that all defendants agreed to misrepresent information regarding the health effects or addictive nature of cigarettes with the intention of causing the public to rely on this information to their detriment; (vi) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vii) that all defendants sold or supplied cigarettes that were defective; and (viii) that all defendants were negligent. The court also reinstated compensatory damage awards totaling approximately $6.9 million to two individual plaintiffs and found that a third plaintiff’s claim was barred by the statute of limitations.

In August 2006, PM USA sought rehearing from the Florida Supreme Court on parts of its July 2006 opinion, including the ruling (described above) that certain jury findings have res judicata effect in subsequent individual trials timely brought by Engle class members. The rehearing motion also asked, among other things, that legal errors that were raised but not expressly ruled upon in the Third District Court of Appeal or in the Florida Supreme Court now be addressed. Plaintiffs also filed a motion for rehearing in August 2006 seeking clarification of the applicability of the statute of limitations to non-members of the decertified class. In December 2006, the Florida Supreme Court refused to revise its July 2006 ruling, except that it revised the set of Phase I findings entitled to res judicata effect by excluding finding (v) listed above (relating to agreement to misrepresent information), and added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations of fact made by defendants. On January 11, 2007, the Florida Supreme Court issued the mandate from its revised opinion. Defendants then filed a motion with the Florida Third District Court of Appeal requesting that the court address legal errors that were previously raised by defendants but have not yet been addressed either by the Third District or by the Florida Supreme Court. In February 2007, the Third District Court of Appeal denied defendants’ motion. In May 2007, defendants’ motion for a partial stay of the mandate pending the completion of appellate review was denied by the District Court of Appeal. In May 2007, defendants filed a petition for writ of certiorari with the United States Supreme Court. On October 1, 2007, the United States Supreme Court denied defendants’ petition. In November 2007, the United States Supreme Court denied defendants’ petition for rehearing from the denial of their petition for writ of certiorari.

By the January 11, 2008 deadline required by the Florida Supreme Court’s decision, approximately 1,282 cases had been served upon PM USA or ALG asserting individual claims on or on behalf of approximately 7,266 plaintiffs. It is possible that additional cases have been filed but not yet recorded on the courts’ dockets. Some of these cases have been removed from various Florida state courts to the federal district courts in Florida, while others were filed in federal court. In July 2007, PM USA and other defendants requested that the multi-district litigation panel order the transfer of all such cases pending in the federal courts, as well as any other Engle progeny cases that may be filed, to the Middle District of Florida for pretrial coordination. The panel denied this request in December 2007. In October 2007, attorneys for plaintiffs filed a motion to consolidate all pending and future cases filed in the state trial court in Hillsborough County. The court denied this motion in November 2007.

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

Exhibit 13

disclose all they knew about smoking and diseases and marketed their products to minors. In May 2004, in the second phase of the trial, the jury awarded plaintiffs approximately $590 million against all defendants jointly and severally, to fund a 10-year smoking cessation program.

In June 2004, the court entered judgment, which awarded plaintiffs the approximately $590 million jury award plus prejudgment interest accruing from the date the suit commenced. As of February 15, 2007, the amount of prejudgment interest was approximately $444 million. PM USA’s share of the jury award and prejudgment interest has not been allocated. Defendants, including PM USA, appealed. Pursuant to a stipulation of the parties, the trial court entered an order setting the amount of the bond at $50 million for all defendants in accordance with an article of the Louisiana Code of Civil Procedure, and a Louisiana statute (the “bond cap law”) fixing the amount of security in civil cases involving a signatory to the MSA (as defined below). Under the terms of the stipulation, plaintiffs reserve the right to contest, at a later date, the sufficiency or amount of the bond on any grounds including the applicability or constitutionality of the bond cap law. In September 2004, defendants collectively posted a bond in the amount of $50 million.

In February 2007, the Louisiana Court of Appeal issued a ruling on defendants’ appeal that, among other things: affirmed class certification but limited the scope of the class; struck certain of the categories of damages that comprised the judgment, reducing the amount of the award by approximately $312 million; vacated the award of prejudgment interest, which totaled approximately $444 million as of February 15, 2007; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking before, and whose claims accrued by, September 1, 1988. As a result, the Louisiana Court of Appeal remanded for proceedings consistent with its opinion, including further reduction of the amount of the award based on the size of the new class. In March 2007, the Louisiana Court of Appeal rejected defendants’ motion for rehearing and clarification. In January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ petitions for writ of certiorari. Following the Louisiana Supreme Court’s denial of defendants’ petition for writ of certiorari, PM USA recorded a provision of $26 million in connection with the case.

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

In addition to the cases brought in the United States, three smoking and health class actions have been brought against tobacco industry participants, including certain PMI subsidiaries in Brazil (2) and Israel (1). In one class action in Brazil, a consumer organization is seeking damages for smokers and former smokers, and injunctive relief. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently approximately U.S. $500) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The size of the class is currently unknown. Defendants appealed the decision to the São Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

    There are currently pending two purported class actions against PM USA brought in New York (Caronia, filed in January 2006 in the United States District Court for the Eastern District of New York) and Massachusetts (Donovan, filed in March 2007 in the United States District Court for the District of Massachusetts) on behalf of each state’s respective residents who: are age 50 or older; have smoked the Marlboro brand for 20 pack-years or more; and have neither been diagnosed with lung cancer nor are under examination by a physician for suspected lung cancer. Plaintiffs in these cases seek to impose liability under various product-based causes of action and the creation of a court-supervised program providing members of the purported class Low Dose CT Scanning in order to identify and diagnose lung cancer. Neither claim seeks punitive damages. Plaintiffs’ motion for class certification is pending in Caronia.

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

Exhibit 13

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

In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In addition, a $17.8 million verdict against defendants (including $6.8 million against PM USA) was reversed in a health care cost recovery case in New York, and all claims were dismissed with prejudice in February 2005 (Blue Cross/Blue Shield). The trial in the health care cost recovery case brought by the City of St. Louis, Missouri and approximately 50 Missouri hospitals, in which PM USA and ALG are defendants, is scheduled to begin in January 2009.

Individuals and associations have also sued in purported class actions or as private attorneys general under the Medicare As Secondary Payer statute to recover from defendants Medicare expenditures allegedly incurred for the treatment of smoking-related diseases. Cases brought in New York (Mason), Florida (Glover) and Massachusetts (United Seniors Association) have been dismissed by federal courts, and plaintiffs’ appealed in United Seniors Association. In August 2007, the United States Court of Appeals for the First Circuit affirmed the district court’s dismissal in United Seniors Association. In November 2007, plaintiffs filed a petition for writ of certiorari with the United States Supreme Court, which was denied on January 22, 2008.

In addition to the cases brought in the United States, health care cost recovery actions have also been brought against tobacco industry participants, including PM USA, PMI and certain PMI subsidiaries in Israel (1), the Marshall Islands (1 dismissed), Canada (1), France (1 dismissed), Spain (1) and Nigeria (5) and other entities have stated that they are considering filing such actions. In September 2005, in the case in Canada, the Canadian Supreme Court ruled that legislation passed in British Columbia permitting the lawsuit is constitutional, and, as a result, the case which had previously been dismissed by the trial court was permitted to proceed. PM USA, PMI and other defendants’ challenge to the British Columbia court’s exercise of jurisdiction was rejected by the Court of Appeals of British Columbia and, in April 2007, the Supreme Court of Canada denied review of that decision. Several other provinces in Canada have enacted similar legislation or are in the process of enacting similar legislation.

•   Settlements of Health Care Cost Recovery Litigation: In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). The State Settlement Agreements require that the original participating manufacturers make substantial annual payments of $9.4 billion each year (excluding future annual payments, if any, under the National Tobacco Grower Settlement Trust discussed below), subject to adjustments for several factors, including inflation, market share and industry volume. In addition, the original participating manufacturers are required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

•  Possible Adjustments in MSA Payments for 2003, 2004 and 2005: Pursuant to the provisions of the MSA, domestic tobacco product manufacturers, including PM USA, who are original signatories to the MSA (“OPMs”), are participating in proceedings that may result in downward adjustments to the amounts paid by the OPMs and the other MSA participating manufacturers to the states and territories that are parties to the MSA for the years 2003, 2004 and 2005. The proceedings are based on the collective loss of market share for 2003, 2004 and 2005, respectively, by all manufacturers who are subject to the payment obligations and marketing restrictions of the MSA to non-participating manufacturers (“NPMs”) who are not subject to such obligations and restrictions.

In these proceedings, an independent economic consulting firm jointly selected by the MSA parties is required to determine whether the disadvantages of the MSA were a “significant factor” contributing to the collective loss of market share for the year in question. If the firm determines that the disadvantages of the MSA were such a “significant factor,” each state may avoid a downward adjustment to its share of the participating manufacturers’ annual payments for that year by establishing that it diligently enforced a qualifying escrow statute during the entirety of that year. Any potential downward adjustment would then be reallocated to those states that do not establish such diligent enforcement. PM USA believes that the MSA’s arbitration clause requires a state to submit its claim to have diligently enforced a qualifying escrow statute to binding arbitration before a panel of three former federal judges in the manner provided for in the MSA. A number of states have taken the position that this claim should be decided in state court on a state-by-state basis.

In March of 2006, an independent economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2003. In February 2007, this same firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2004. As of

Exhibit 13

October 2007, PM USA is also participating in another such proceeding before the same economic consulting firm to determine whether the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2005. The economic consulting firm is expected to render its final determination on the significant factor issue for 2005 sometime in February 2008. Following the economic consulting firm’s determination with respect to 2003, thirty-eight states filed declaratory judgment actions in state courts seeking a declaration that the state diligently enforced its escrow statute during 2003. The OPMs and other MSA-participating manufacturers have responded to these actions by filing motions to compel arbitration in accordance with the terms of the MSA, including filing motions to compel arbitration in eleven MSA states and territories that have not filed declaratory judgment actions. Courts in over 45 states have ruled that the question of whether a state diligently enforced its escrow statute during 2003 is subject to arbitration and only one state court ruling to the contrary currently stands, and it remains subject to appeal. Many of these rulings, including the one ruling against arbitration, remain subject to appeal or further review. Additionally, Ohio filed a declaratory judgment action in state court with respect to the 2004 diligent enforcement issue. The action has been stayed pending the decision about the 2003 payments.

The availability and the precise amount of any NPM Adjustment for 2003 and 2004 will not be finally determined until 2008 or thereafter. The availability and the precise amount of any NPM Adjustment for 2005 will not be finally determined until late 2008 or thereafter. There is no certainty that the OPMs and other MSA-participating manufacturers will ultimately receive any adjustment as a result of these proceedings. If the OPMs do receive such an adjustment through these proceedings, the adjustment would be allocated among the OPMs pursuant to the MSA’s provisions, and PM USA’s share would likely be applied as a credit against a future MSA payment.

•  National Grower Settlement Trust: As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota holders. To that end, in 1999, four of the major domestic tobacco product manufacturers, including PM USA, established the National Tobacco Grower Settlement Trust (“NTGST”), a trust fund to provide aid to tobacco growers and quota holders. The trust was to be funded by these four manufacturers over 12 years with payments, prior to application of various adjustments, scheduled to total $5.15 billion. Provisions of the NTGST allowed for offsets to the extent that industry-funded payments were made for the benefit of growers or quota holders as part of a legislated end to the federal tobacco quota and price support program.

In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out, which is estimated at approximately $9.5 billion, is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments offset already scheduled payments to the NTGST. However, two of the grower states, Maryland and Pennsylvania, have filed claims in the North Carolina state courts, asserting that the companies which established the NTGST (including PM USA) must continue making payments under the NTGST through 2010 for the benefit of Maryland and Pennsylvania growers (such continuing payments would represent slightly more than one percent of the originally scheduled payments that would have been due to the NTGST for the years 2005 through 2010) notwithstanding the offsets resulting from the FETRA payments. The North Carolina trial court has held in favor of Maryland and Pennsylvania, and the companies (including PM USA) have appealed. In addition to the approximately $9.5 billion cost of the buy-out, FETRA also obligated manufacturers and importers of tobacco products to cover any losses (up to $500 million) that the government incurred on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. PM USA has paid $138 million for its share of the tobacco pool stock losses. The quota buy-out did not have a material adverse impact on ALG’s consolidated results in 2007. ALG does not currently anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2008 and beyond.

•  Other MSA-Related Litigation: In June 2004, a putative class of California smokers filed a complaint against PM USA and the MSA’s other “Original Participating Manufacturers” (“OPMs”) seeking damages from the OPMs for post-MSA price increases and an injunction against their continued compliance with the MSA’s terms. The complaint alleges that the MSA and related legislation protect the OPMs from competition in a manner that violates federal and state antitrust and consumer protection laws. The complaint also names the California Attorney General as a defendant and seeks to enjoin him from enforcing California’s Escrow Statute. In March 2005, the United States District Court for the Northern District of California granted defendants’ motion to dismiss the case. On September 26, 2007, the United States Court of Appeals for the Ninth Circuit affirmed the dismissal.

    Without naming PM USA or any other private party as a defendant, manufacturers that have elected not to sign the MSA (“Non-Participating Manufacturers” or “NPMs”) and/or their distributors or customers have filed several other legal challenges to the MSA and related legislation. New York state officials are defendants in a lawsuit pending in the United States District Court for the Southern District of New York in which cigarette importers allege that the MSA and/or related legislation violates federal antitrust laws and the Commerce Clause of the United States Constitution. In a separate proceeding pending in the same court, plaintiffs assert the same theories against not only New York officials but also the Attorneys General for thirty other states. The United States Court of Appeals for the Second Circuit has held that the allegations in both actions, if proven, establish a basis for relief on antitrust and Commerce Clause grounds and that the trial courts in New York have personal jurisdiction sufficient to enjoin other states’ officials from enforcing their MSA-related legislation. On remand in those two actions, one trial judge preliminarily enjoined New York from enforcing its “allocable share” amendment to the MSA’s Model Escrow Statute against the plaintiffs, while another trial judge refused to do so after concluding that the plaintiffs were unlikely to prove their allegations. Summary judgment motions are pending in one of those cases.

In another action, the United States Court of Appeals for the Fifth Circuit reversed a trial court’s dismissal of challenges to MSA-related legislation in Louisiana under the First and Fourteenth Amendments to the United States Constitution. The case will now proceed to motions for summary judgment and, if necessary, a trial. Summary judgment proceedings in another challenge to Louisiana’s participation in the MSA and its MSA-related legislation may begin in mid-2008. Yet another proceeding has been initiated before an international arbitration tribunal under the provisions of

Exhibit 13

the North American Free Trade Agreement. Appeals from trial court decisions holding that plaintiffs have failed either to make allegations establishing a claim for relief or to submit evidence supporting those allegations are currently, or will soon be, pending before the United States Court of Appeals for the Eighth and Tenth Circuits. The United States Court of Appeals for the Sixth Circuit has affirmed the dismissal of two similar challenges.

•   Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including ALG, asserting claims under three federal statutes, the Medical Care Recovery Act (“MCRA”), the Medicare Secondary Payer (“MSP”) provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also sought what it alleged to be equitable and declaratory relief, including disgorgement of profits which arose from defendants’ allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under the civil provisions of RICO.

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

In June 2005, the government filed with the trial court its proposed final judgment seeking remedies of approximately $14 billion, including $10 billion over a five-year period to fund a national smoking cessation program and $4 billion over a ten-year period to fund a public education and counter-marketing campaign. Further, the government’s proposed remedy would have required defendants to pay additional monies to these programs if targeted reductions in the smoking rate of those under 21 are not achieved according to a prescribed timetable. The government’s proposed remedies also included a series of measures and restrictions applicable to cigarette business operations — including, but not limited to, restrictions on advertising and marketing, potential measures with respect to certain price promotional activities and research and development, disclosure requirements for certain confidential data and implementation of a monitoring system with potential broad powers over cigarette operations.

In August 2006, the federal trial court entered judgment in favor of the government. The court held that certain defendants, including ALG and PM USA, violated RICO and engaged in 7 of the 8 “sub-schemes” to defraud that the government had alleged. Specifically, the court found that:

•	defendants falsely denied, distorted and minimized the significant adverse health consequences of smoking;

•	defendants hid from the public that cigarette smoking and nicotine are addictive;

•	defendants falsely denied that they control the level of nicotine delivered to create and sustain addiction;

•	defendants falsely marketed and promoted “low tar/light” cigarettes as less harmful than full-flavor cigarettes;

•	defendants falsely denied that they intentionally marketed to youth;

•	defendants publicly and falsely denied that ETS is hazardous to non-smokers; and

•	defendants suppressed scientific research.

    The court did not impose monetary penalties on the defendants, but ordered the following relief: (i) an injunction against “committing any act of racketeering” relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against “making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes”; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including “lights,” “ultra lights” and “low tar,” which the court found could cause consumers to believe a cigarette brand is less hazardous than another brand; (v) the issuance of “corrective statements” in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking “low tar” or “light” cigarettes, defendants’ manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants’ public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the Federal Trade Commission, for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government’s costs in bringing the action.

In September 2006, defendants filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit. In September 2006, the trial court denied defendants’ motion to stay the judgment pending defendants’ appeals, and defendants then filed an emergency motion with the Court of Appeals to stay enforcement of the judgment pending their appeals.

Exhibit 13

In October 2006, the government filed a notice of appeal to the Court of Appeals in which it appeals the denial of certain remedies, including the disgorgement of profits and the cessation remedies it had sought. In October 2006, a three-judge panel of the United States Court of Appeals granted defendants’ motion and stayed the trial court’s judgment pending its review of the decision. Certain defendants, including PM USA and ALG, filed a motion to clarify the trial court’s August 2006 Final Judgment and Remedial Order. In March 2007, the trial court denied in part and granted in part defendants’ post-trial motion for clarification of portions of the court’s remedial order. As noted above, the trial court’s judgment and remedial order remain stayed pending the appeal to the Court of Appeals. In May 2007, the United States Court of Appeals for the District of Columbia scheduled briefing of the parties’ consolidated appeal to begin in August 2007 and conclude in May 2008.

Lights/Ultra Lights Cases

•  Overview: Plaintiffs in these class actions (some of which have not been certified as such), allege, among other things, that the uses of the terms “Lights” and/or “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or RICO violations, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. These class actions have been brought against PM USA and, in certain instances, ALG and PMI or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Defenses raised in these cases include lack of misrepresentation, lack of causation, injury, and damages, the statute of limitations, express preemption by the Federal Cigarette Labeling and Advertising Act and implied preemption by the policies and directives of the Federal Trade Commission, non-liability under state statutory provisions exempting conduct that complies with federal regulatory directives, and the First Amendment. Seventeen cases are pending in Arkansas (2), Delaware (1), Florida (1), Illinois (1), Maine (1), Massachusetts (1), Minnesota (1), Missouri (1), New Hampshire (1), New Jersey (1), New Mexico (1), New York (1), Oregon (1), Tennessee (1), and West Virginia (2). In addition, there are two cases pending in Israel. Other entities have stated that they are considering filing such actions against ALG, PMI, and PM USA.

To date, 11 courts in 12 cases have refused to certify class actions, reversed prior class certification decisions or have entered judgment in favor of PM USA. Trial courts in Arizona, Kansas, New Mexico, Oregon, Washington and New Jersey have refused to certify a class, an appellate court in Florida has overturned class certification by a trial court, the Ohio Supreme Court has overturned class certifications in two cases, the United States Court of Appeals for the Fifth Circuit has dismissed a purported Lights class action brought in Louisiana federal court (Sullivan) on the grounds that plaintiffs’ claims were preempted by the Federal Cigarette Labeling and Advertising Act, a federal trial court in Maine has dismissed a purported class action on federal preemption grounds (Good), plaintiffs voluntarily dismissed an action in a federal trial court in Michigan after the court dismissed claims asserted under the Michigan Unfair Trade and Consumer Protection Act, and the Supreme Court of Illinois has overturned a judgment in favor of a plaintiff class in the Price case. The United States Court of Appeals for the First Circuit vacated the district court’s grant of PM USA’s motion for summary judgment in the Good case on federal preemption grounds and remanded the case to district court. The district court stayed proceedings pending the ruling of the United States Supreme Court on defendants’ petition for a writ of certiorari, which was granted on January 18, 2008. An intermediate appellate court in Oregon and the Supreme Court in Washington have denied plaintiffs’ motions for interlocutory review of the trial courts’ refusals to certify a class. Plaintiffs in the Oregon case failed to appeal by the deadline for doing so and the trial court subsequently entered judgment against plaintiffs on the ground of express preemption under the Federal Cigarette Labeling and Advertising Act. In November, plaintiffs in that case (Pearson) filed a notice of appeal of the trial court’s decisions with the Oregon Court of Appeals. Plaintiffs in the case in Washington voluntarily dismissed the case with prejudice. Plaintiffs in the New Mexico case renewed their motion for class certification. Plaintiffs in the Florida case (Hines) petitioned the Florida Supreme Court for further review, and on January 14, 2008, the Florida Supreme Court denied this petition.

Trial courts have certified classes against PM USA in Massachusetts (Aspinall), Minnesota (Curtis), Missouri (Craft) and New York (Schwab). PM USA has appealed or otherwise challenged these class certification orders, and the appeal in Schwab is pending. In addition, the United States Supreme Court has reversed the trial and appellate courts’ rulings denying plaintiffs’ motion to remand the case to state trial court in a purported Lights class action brought in Arkansas (Watson). Developments in these cases include:

•

Watson: In June 2007, the United States Supreme Court reversed the lower court rulings that denied plaintiffs’ motion to have the case heard in a state, as opposed to federal, trial court. The Supreme Court rejected defendants’ contention that the case must be tried in federal court under the “federal officer” statute. The case has been remanded to the state trial court in Arkansas. In December 2007, the court rejected the parties’ proposed stipulation to stay the case pending the United States Supreme Court’s decision on defendants’ petition for writ of certiorari in Good, which was granted on January 18, 2008.

•

Aspinall: In August 2004, the Massachusetts Supreme Judicial Court affirmed the class certification order. In April 2006, plaintiffs filed a motion to redefine the class to include all persons who after November 25, 1994 purchased packs or cartons of Marlboro Lights cigarettes in Massachusetts that displayed the legend “Lower Tar & Nicotine” (the original class definition did not include a reference to lower tar and nicotine). In August 2006, the trial court denied PM USA’s motion for summary judgment based on the state consumer protection statutory exemption and federal preemption. On motion of the parties, the trial court has subsequently reported its decision to deny summary judgment to the appeals court for review and the trial court proceedings are stayed pending completion of the appellate review. Motions for direct appellate review with the Massachusetts Supreme Judicial Court were granted in April 2007 and oral arguments were heard in January 2008.

•

Curtis: In April 2005, the Minnesota Supreme Court denied PM USA’s petition for interlocutory review of the trial court’s class certification order. In September 2005, PM USA removed Curtis to federal court based on the Eighth Circuit’s decision in Watson, which upheld the removal of a Lights case to federal court based on the federal officer jurisdiction of the Federal Trade Commission. In February 2006, the federal court denied plaintiffs’ motion to remand the case to state court. The case was stayed pending the outcome of Dahl v. R. J. Reynolds Tobacco Co., which was argued before the United States Court of Appeals for the Eighth Circuit in December 2006. In

Exhibit 13

February 2007, the United States Court of Appeals for the Eighth Circuit issued its ruling in Dahl, and reversed the federal district court’s denial of plaintiffs’ motion to remand that case to the state trial court. On October 17, 2007, the district court remanded the Curtis case to state court. In December 2007, the Minnesota Court of Appeals reversed the trial court’s determination in Dahl that plaintiffs’ claims in that case were subject to express preemption and defendant in that case has petitioned the Minnesota Supreme Court for review. In December 2007, defendants in Curtis moved to stay proceedings pending any appellate review by the Minnesota Supreme Court in Dahl and the United States Supreme Court in Good, which was granted on January 18, 2008.

•

Craft: In August 2005, a Missouri Court of Appeals affirmed the class certification order. In September 2005, PM USA removed Craft to federal court based on the Eighth Circuit’s decision in Watson. In March 2006, the federal trial court granted plaintiffs’ motion and remanded the case to the Missouri state trial court. In May 2006, the Missouri Supreme Court declined to review the trial court’s class certification decision. Trial has been set for January 2009.

•

Schwab: In September 2005, the trial court granted in part defendants’ motion for partial summary judgment dismissing plaintiffs’ claims for equitable relief and denied a number of plaintiffs’ motions for summary judgment. In November 2005, the trial court ruled that the plaintiffs would be permitted to calculate damages on an aggregate basis and use “fluid recovery” theories to allocate them among class members. In September 2006, the trial court denied defendants’ summary judgment motions and granted plaintiffs’ motion for certification of a nationwide class of all United States residents that purchased cigarettes in the United States that were labeled “light” or “lights” from the first date defendants began selling such cigarettes until the date trial commences. The court also declined to certify the order for interlocutory appeal, declined to stay the case and ordered jury selection to begin in January 2007, with trial scheduled to begin immediately after the jury is impaneled. In October 2006, a single judge of the United States Court of Appeals for the Second Circuit granted PM USA’s petition for a temporary stay of pre-trial and trial proceedings pending disposition of the petitions for stay and interlocutory review by a three-judge panel of the Court of Appeals. In November 2006, the Second Circuit granted interlocutory review of the trial court’s class certification order and stayed the case before the trial court pending the appeal. Oral argument was heard on July 10, 2007.

In addition to these cases, in December 2005, in the Miner case which was pending at that time in the United States District Court for the Western District of Arkansas, plaintiffs moved for certification of a class composed of individuals who purchased Marlboro Lights or Cambridge Lights brands in Arkansas, California, Colorado, and Michigan. PM USA’s motion for summary judgment based on preemption and the Arkansas statutory exemption is pending. Following the filing of this motion, plaintiffs moved to voluntarily dismiss Miner without prejudice, which PM USA opposed. The court then stayed the case pending the United States Supreme Court’s decision on a petition for writ of certiorari in the Watson case discussed above. In July 2007, the case was remanded to a state trial court in Arkansas. In August 2007, plaintiffs renewed their motion for class certification. In October 2007, the court denied PM USA’s motion to dismiss on procedural grounds and the court entered a case management order. The case is currently stayed pending the outcome of the United States Supreme Court’s decision in Good. The United States Supreme Court granted defendants’ petition on January 18, 2008. In addition, plaintiffs’ motion for class certification is pending in a case in Tennessee.

Certain Other Tobacco-Related Litigation

•  Tobacco Price Cases: As of December 31, 2007, two cases were pending in Kansas and New Mexico in which plaintiffs allege that defendants, including PM USA and PMI, conspired to fix cigarette prices in violation of antitrust laws. ALG and PMI are defendants in the case in Kansas. Plaintiffs’ motions for class certification have been granted in both cases. In February 2005, the New Mexico Court of Appeals affirmed the class certification decision. In June 2006, defendants’ motion for summary judgment was granted in the New Mexico case. Plaintiffs in the New Mexico case have appealed. The case in Kansas has been stayed pending the Kansas Supreme Court’s decision on defendants’ petition regarding certain procedural rulings by the trial court.

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

•  Cases Under the California Business and Professions Code: In June 1997 and July 1998, two suits (Brown and Daniels) were filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted in both cases as to plaintiffs’ claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2002, the court granted defendants’ motion for summary judgment as to all claims in one of the cases (Daniels), and plaintiffs appealed. In October 2004, the California Fourth District Court of Appeal affirmed the trial court’s ruling, and also denied plaintiffs’ motion for rehearing. In February 2005, the California Supreme Court agreed to hear plaintiffs’ appeal. In August 2007, the California Supreme Court affirmed the dismissal of the Daniels class action on federal preemption grounds. In December 2007, plaintiffs filed a petition for writ of certiorari with the United States Supreme Court.

In September 2004, the trial court in the Brown case granted defendants’ motion for summary judgment as to plaintiffs’ claims attacking defendants’ cigarette advertising and promotion and denied defendants’

Exhibit 13

motion for summary judgment on plaintiffs’ claims based on allegedly false affirmative statements. Plaintiffs’ motion for rehearing was denied. In March 2005, the court granted defendants’ motion to decertify the class based on a recent change in California law, which, in two July 2006 opinions, the California Supreme Court ruled applicable to pending cases. Plaintiffs’ motion for reconsideration of the order that decertified the class was denied, and plaintiffs have appealed. In September 2006, an intermediate appellate court affirmed the trial court’s order decertifying the class in Brown. In November 2006, the California Supreme Court accepted review of the appellate court’s decision.

In May 2004, a lawsuit (Gurevitch) was filed in California state court on behalf of a purported class of all California residents who purchased the Merit brand of cigarettes since July 2000 to the present alleging that defendants, including PM USA, violated California’s Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices, including false and misleading advertising. The complaint also alleges violations of California’s Consumer Legal Remedies Act. Plaintiffs seek injunctive relief, disgorgement, restitution, and attorneys’ fees. In July 2005, defendants’ motion to dismiss was granted; however, plaintiffs’ motion for leave to amend the complaint was also granted, and plaintiffs filed an amended complaint in September 2005. In October 2005, the court stayed this action pending the California Supreme Court’s rulings on two cases not involving PM USA. In July 2006, the California Supreme Court issued rulings in the two cases and held that a recent change in California law known as Proposition 64, which limits the ability to bring a lawsuit to only those plaintiffs who have “suffered injury in fact” and “lost money or property” as a result of defendant’s alleged statutory violations, properly applies to pending cases. In September 2006, the stay was lifted and defendants filed their demurrer to plaintiffs’ amended complaint. In March 2007, the court, without ruling on the demurrer, again stayed the action pending rulings from the California Supreme Court in another case involving Proposition 64 that is relevant to PM USA’s demurrer.

Certain Other Actions

•  IRS Challenges to PMCC Leases: The IRS concluded its examination of ALG’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. The RAR disallowed benefits pertaining to certain PMCC leveraged lease transactions for the years 1996 through 1999. Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. PMCC will continue to assert its position regarding these leveraged lease transactions and contest approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged leases based on Revenue Rulings, an IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). PMCC believes that the position and supporting case law described in the RAR, Revenue Rulings and the IRS Notice are incorrectly applied to PMCC’s transactions and that its leveraged leases are factually and legally distinguishable in material respects from the IRS’s position. PMCC and ALG intend to vigorously defend against any challenges based on that position through litigation. In this regard, on October 16, 2006, PMCC filed a complaint in the U.S. District Court for the Southern District of New York to claim refunds for a portion of these tax payments and associated interest. However, should PMCC’s position not be upheld, PMCC may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. PMCC considered this matter in its adoption of FASB Interpretation No. 48 and FASB Staff Position No. FAS 13-2.

It is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation. Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 42 states now limit the dollar amount of bonds or require no bond at all.

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

    It is possible that PM USA’s or Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, management believes the litigation environment has substantially improved. ALG and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts against it. All such cases are, and will continue to be, vigorously defended. However, ALG and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of ALG’s stockholders to do so.

Third-Party Guarantees

At December 31, 2007, Altria Group, Inc.’s third-party guarantees, which are primarily related to excise taxes and divestiture activities, were $72 million, of which $67 million have no specified expiration dates. The remainder expire through 2011, with none expiring during 2008. Altria Group, Inc. is required to perform under these guarantees in the event that a third party fails to make contractual payments or achieve performance measures. Altria Group, Inc. has a liability of $22 million on its consolidated balance sheet at December 31, 2007, relating to these guarantees. For the remainder of these guarantees there is no liability on the consolidated balance sheet at December 31, 2007 as the fair value of these guarantees is insignificant, due to the fact that the probability of future payments under these guarantees is remote. In the ordinary course of business, certain subsidiaries of ALG have agreed to indemnify a limited number of third parties in the event of future litigation.

Exhibit 13

    Note 20.

Quarterly Financial Data (Unaudited):

	2007 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$17,556	$18,809	$19,207	$18,229

Gross profit	$5,128	$5,532	$5,639	$5,205

Earnings from continuing operations	$2,125	$2,215	$2,633	$2,188
Earnings from discontinued operations	625

Net earnings	$2,750	$2,215	$2,633	$2,188

Per share data:
Basic EPS:
Continuing operations	$1.01	$1.05	$1.25	$1.04
Discontinued operations	0.30

Net earnings	$1.31	$1.05	$1.25	$1.04

Diluted EPS:
Continuing operations	$1.01	$1.05	$1.24	$1.03
Discontinued operations	0.29

Net earnings	$1.30	$1.05	$1.24	$1.03

Dividends declared	$0.86	$0.69	$0.75	$0.75

Market price - high	$90.50	$72.20	$72.20	$78.51
- low	$81.17	$66.91	$63.13	$69.09

The first quarter 2007 market price information in the table above reflects historical market prices which are not adjusted to reflect the Kraft spin-off.

	2006 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$16,232	$17,150	$17,642	$16,027

Gross profit	$4,962	$5,297	$5,391	$4,778

Earnings from continuing operations	$2,597	$2,112	$2,214	$2,406
Earnings from discontinued operations	880	599	661	553

Net earnings	$3,477	$2,711	$2,875	$2,959

Per share data:
Basic EPS:
Continuing operations	$1.25	$1.01	$1.06	$1.15
Discontinued operations	0.42	0.29	0.32	0.26

Net earnings	$1.67	$1.30	$1.38	$1.41

Diluted EPS:
Continuing operations	$1.24	$1.00	$1.05	$1.14
Discontinued operations	0.41	0.29	0.31	0.26

Net earnings	$1.65	$1.29	$1.36	$1.40

Dividends declared	$0.80	$0.80	$0.86	$0.86

Market price - high	$77.37	$74.39	$85.00	$86.45
- low	$70.55	$68.36	$72.61	$75.45

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Exhibit 13

During 2007 and 2006, Altria Group, Inc. recorded the following pre-tax charges or (gains) in earnings from continuing operations:

	2007 Quarters
(in millions)	1st	2nd	3rd	4th
Recoveries from airline industry exposure	$(129)	$(78)	$(7)	$-
Asset impairment and exit costs	123	394	28	105

	$(6)	$316	$21	$105

	2006 Quarters
(in millions)	1st	2nd	3rd	4th
Italian antitrust charge	$61	$-	$-	$-
Provision for airline industry exposure		103
Gain on sale of business				(488)
Asset impairment and exit costs	2	53	68	55

	$63	$156	$68	$(433)

As discussed in Note 14. Income Taxes, Altria Group, Inc. has recognized income tax benefits in the consolidated statements of earnings during 2007 and 2006 as a result of various tax events.

    Note 21.

Subsequent Events:

Spin-Off of PMI

On January 30, 2008, the Board of Directors announced that Altria Group, Inc. plans to spin off all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution. The distribution of all the PMI shares owned by Altria Group, Inc. will be made on March 28, 2008 (the “PMI Distribution Date”), to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the “PMI Record Date”). Altria Group, Inc. will distribute one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the PMI Record Date. Following the PMI Distribution Date, Altria Group, Inc. will not own any shares of PMI common stock. Altria Group, Inc. intends to adjust its current dividend so that its stockholders who retain their Altria Group, Inc. and PMI shares will receive, in the aggregate, the same dividend dollars as before the PMI Distribution Date. Following the distribution, PMI’s initial annualized dividend rate will be $1.84 per common share and Altria Group, Inc.’s initial annualized dividend rate will be $1.16 per common share. All decisions regarding future dividends will be made independently by the Altria Group, Inc. Board of Directors and the PMI Board of Directors, for their respective companies.

Stock Compensation

Holders of Altria Group, Inc. stock options will be treated similarly to public stockholders and will, accordingly, have their stock awards split into two instruments. Holders of Altria Group, Inc. stock options will receive the following stock options, which, immediately after the spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•	a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria Group, Inc. options held by such person on the PMI Distribution Date; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

    Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 30, 2008, will retain their existing awards and will receive the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who will be employed by Altria Group, Inc. after the PMI Distribution Date, will receive additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award. Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who will be employed by PMI after the PMI Distribution Date, will receive substitute shares of deferred stock of PMI to preserve the intrinsic value of the award.

To the extent that employees of the remaining Altria Group, Inc. receive PMI stock options, Altria Group, Inc. will reimburse PMI in cash for the Black-Scholes fair value of the stock options to be received. To the extent that PMI employees hold Altria Group, Inc. stock options, PMI will reimburse Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that employees of the remaining Altria Group, Inc. receive PMI deferred stock, Altria Group, Inc. will pay to PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that PMI employees hold Altria Group, Inc. restricted stock or deferred stock, PMI will reimburse Altria Group, Inc. in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria Group, Inc. stock awards outstanding at December 31, 2007, the net amount of these reimbursements would be a payment of approximately $427 million from Altria Group, Inc. to PMI. However, this estimate is subject to change as stock awards vest (in the case of restricted and deferred stock) or are exercised (in the case of stock options) prior to the PMI Record Date.

Other Matters

PMI is currently included in the Altria Group, Inc. consolidated federal income tax return, and federal income tax contingencies are recorded as liabilities on the balance sheet of ALG (the parent company). Prior to the distribution of PMI shares, ALG will reimburse PMI in cash for these liabilities, which are approximately $97 million.

Exhibit 13

A subsidiary of ALG currently provides PMI with certain corporate services at cost plus a management fee. After the PMI Distribution Date, PMI will undertake these activities, and services provided to PMI will cease in 2008. All intercompany accounts will be settled in cash.

Certain employees of PMI participate in the U.S. benefit plans offered by Altria Group, Inc. After the PMI Distribution Date, the benefits previously provided by Altria Group, Inc. will be provided by PMI. As a result, new plans will be established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities will be transferred to the new plans. The transfer of these benefits will result in PMI recording an additional liability of approximately $98 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($37 million) and the corresponding SFAS 158 adjustment to stockholders’ equity ($23 million). Altria Group, Inc. will pay PMI a corresponding amount in cash, net of the related tax benefit.

Altria Group, Inc. currently estimates that, if the distribution had occurred on December 31, 2007, it would have resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of approximately $15 billion.

Altria Group, Inc. Tender Offer for Debt

On January 30, 2008, the Board of Directors announced that Altria Group, Inc. will commence a tender offer to purchase for cash all of Altria Group, Inc.’s notes outstanding, including $2.6 billion of domestic notes denominated in U.S. dollars and €1.0 billion in euro-denominated notes. Altria Group, Inc. expects to record a charge in the range of $340 million to $380 million upon completion of the tender offer. In order to finance the tender offer, Altria Group, Inc. has arranged a $4.0 billion, 364-day credit facility. Subsequent to the spin-off, Altria Group, Inc. intends to access the public debt market to refinance debt incurred in connection with the tender offer.

Share Repurchase Programs

On January 30, 2008, the Altria Group, Inc. Board of Directors approved a $7.5 billion two-year share repurchase program which is expected to begin in April, after completion of the PMI spin-off. In addition, the Altria Group, Inc. Board of Directors approved a $13.0 billion two-year share repurchase program for PMI which is expected to begin in May 2008.

The principal stock exchange, on which Altria Group, Inc.’s common stock (par value $0.33 1/3 per share) is listed, is the New York Stock Exchange. At January 31, 2008, there were approximately 100,000 holders of record of Altria Group, Inc.’s common stock.

Exhibit 13

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Altria Group, Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on Altria Group, Inc.’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 16 and 14 to the consolidated financial statements, Altria Group, Inc. changed the manner in which it accounts for pension, postretirement and postemployment plans in fiscal 2006 and the manner in which it accounts for uncertain tax positions in fiscal 2007, respectively.

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

PricewaterhouseCoopers LLP

New York, New York

January 28, 2008, except for Notes 19 and 21 which are as of February 4, 2008

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

Management assessed the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2007. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of Altria Group, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2007, Altria Group, Inc. maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has audited the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2007, as stated in their report herein.

January 28, 2008