Form 10-K, Exhibit 13
period 2008-12-31
ALTRIA GROUP, INC.
filed 2009-02-27
CIK 764180

Exhibit 13

Financial Review

Financial Contents

Selected Financial Data — Five-Year Review	page 18

Consolidated Statements of Earnings	page 19

Consolidated Balance Sheets	page 20

Consolidated Statements of Cash Flows	page 22

Consolidated Statements of Stockholders’ Equity	page 24

Notes to Consolidated Financial Statements	page 25

Management’s Discussion and Analysis of Financial Condition and Results of Operations	page 76

Report of Independent Registered Public Accounting Firm	page 99

Report of Management on Internal Control Over Financial Reporting	page 100
Guide To Select Disclosures For easy reference, areas that may be of interest to investors are highlighted in the index below.
Asset Impairment and Exit Costs—Note 3	page 31

Benefit Plans—Note 16 includes a discussion of pension plans	page 42

Capital Stock—Note 11	page 37

Contingencies—Note 20 includes a discussion of the litigation environment	page 48

Finance Assets, net—Note 8 includes a discussion of leasing activities	page 33

Long-Term Debt—Note 10	page 36

Segment Reporting—Note 15	page 41

Short-Term Borrowings and Borrowing Arrangements—Note 9	page 35

Stock Plans—Note 12 includes a discussion of stock compensation	page 37

Selected Financial Data — Five-Year Review

(in millions of dollars, except per share data)

		2008	2007	2006	2005	2004
Summary of Operations:
Net revenues		$19,356	$18,664	$18,790	$18,452	$17,901
Cost of sales		8,270	7,827	7,387	7,274	6,956
Excise taxes on products		3,399	3,452	3,617	3,659	3,694

Operating income		4,882	4,373	4,518	4,104	4,082
Interest and other debt expense, net		167	205	225	427	506
Equity earnings in SABMiller		467	510	460	446	507
Earnings from continuing operations before income taxes		4,789	4,678	4,753	4,123	4,083
Pre-tax profit margin from continuing operations		24.7%	25.1%	25.3%	22.3%	22.8%
Provision for income taxes		1,699	1,547	1,571	1,574	1,502

Earnings from continuing operations		3,090	3,131	3,182	2,549	2,581
Earnings from discontinued operations, net of income taxes and minority interest		1,840	6,655	8,840	7,886	6,835
Net earnings		4,930	9,786	12,022	10,435	9,416

Basic earnings per share	— continuing operations	1.49	1.49	1.52	1.23	1.26
	— discontinued operations	0.89	3.17	4.24	3.81	3.34
	— net earnings	2.38	4.66	5.76	5.04	4.60
Diluted earnings per share	— continuing operations	1.48	1.48	1.51	1.22	1.25
	— discontinued operations	0.88	3.14	4.20	3.77	3.31
	— net earnings	2.36	4.62	5.71	4.99	4.56
Dividends declared per share		1.68	3.05	3.32	3.06	2.82
Weighted average shares (millions) — Basic		2,075	2,101	2,087	2,070	2,047
Weighted average shares (millions) — Diluted		2,087	2,116	2,105	2,090	2,063

Capital expenditures		241	386	399	299	243
Depreciation		208	232	255	269	269
Property, plant and equipment, net (consumer products)		2,199	2,422	2,343	2,259	2,278
Inventories (consumer products)		1,069	1,254	1,605	1,821	1,780
Total assets		27,215	57,746	104,531	107,949	101,648
Total long-term debt		7,339	2,385	5,195	6,459	8,960
Total debt — consumer products		6,974	4,239	4,580	6,462	7,740
— financial services		500	500	1,119	2,014	2,221

Stockholders’ equity		2,828	18,902	39,789	35,707	30,714
Common dividends declared as a % of Basic EPS		70.6%	65.5%	57.6%	60.7%	61.3%
Common dividends declared as a % of Diluted EPS		71.2%	66.0%	58.1%	61.3%	61.8%
Book value per common share outstanding		1.37	8.97	18.97	17.13	14.91
Market price per common share — high/low		79.59-14.34	90.50-63.13	86.45-68.36	78.68-60.40	61.88-44.50

Closing price of common share at year end		15.06	75.58	85.82	74.72	61.10
Price/earnings ratio at year end — Basic		6	16	15	15	13
Price/earnings ratio at year end — Diluted		6	16	15	15	13
Number of common shares outstanding at year end (millions)		2,061	2,108	2,097	2,084	2,060
Number of employees		10,400	84,000	175,000	199,000	156,000

The Selected Financial Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1. Background and Basis of Presentation (“Note 1”) to the consolidated financial statements. As discussed in Note 1, in 2008, Altria Group, Inc. corrected its 2007 and 2006 financial statements to record its share of other comprehensive earnings or losses of SABMiller plc.

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2008	2007	2006
Net revenues	$19,356	$18,664	$18,790
Cost of sales	8,270	7,827	7,387
Excise taxes on products	3,399	3,452	3,617

Gross profit	7,687	7,385	7,786
Marketing, administration and research costs	2,753	2,784	3,113
Asset impairment and exit costs	449	442	52
Gain on sale of corporate headquarters building	(404)
(Recoveries) provision (from) for airline industry exposure		(214)	103
Amortization of intangibles	7

Operating income	4,882	4,373	4,518
Interest and other debt expense, net	167	205	225
Loss on early extinguishment of debt	393
Equity earnings in SABMiller	(467)	(510)	(460)

Earnings from continuing operations before income taxes	4,789	4,678	4,753
Provision for income taxes	1,699	1,547	1,571

Earnings from continuing operations	3,090	3,131	3,182
Earnings from discontinued operations, net of income taxes and minority interest	1,840	6,655	8,840

Net earnings	$4,930	$9,786	$12,022

Per share data:
Basic earnings per share:
Continuing operations	$1.49	$1.49	$1.52
Discontinued operations	0.89	3.17	4.24

Net earnings	$2.38	$4.66	$5.76

Diluted earnings per share:
Continuing operations	$1.48	$1.48	$1.51
Discontinued operations	0.88	3.14	4.20

Net earnings	$2.36	$4.62	$5.71

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2008	2007
Assets
Consumer products
Cash and cash equivalents	$7,916	$4,842
Receivables (less allowances of $3 in 2008 and 2007)	44	83
Inventories:
Leaf tobacco	727	861
Other raw materials	145	160
Finished product	197	233

	1,069	1,254

Current assets of discontinued operations		14,767
Deferred income taxes	1,690	1,713
Other current assets	357	231

Total current assets	11,076	22,890

Property, plant and equipment, at cost:
Land and land improvements	174	171
Buildings and building equipment	1,678	1,787
Machinery and equipment	3,122	3,305
Construction in progress	370	363

	5,344	5,626

Less accumulated depreciation	3,145	3,204

	2,199	2,422

Goodwill	77	76
Other intangible assets, net	3,039	3,049
Prepaid pension assets		912
Investment in SABMiller	4,261	4,495
Long-term assets of discontinued operations		16,969
Other assets	1,080	870

Total consumer products assets	21,732	51,683

Financial services
Finance assets, net	5,451	6,029
Other assets	32	34

Total financial services assets	5,483	6,063

Total Assets	$27,215	$57,746

See notes to consolidated financial statements.

at December 31,	2008	2007
Liabilities
Consumer products
Current portion of long-term debt	$135	$2,354
Accounts payable	494	611
Payable to Philip Morris International Inc.	16	257
Accrued liabilities:
Marketing	374	327
Taxes, except income taxes	98	70
Employment costs	248	283
Settlement charges	3,984	3,986
Other	1,128	849
Income taxes		184
Dividends payable	665	1,588
Current liabilities of discontinued operations		8,273

Total current liabilities	7,142	18,782

Long-term debt	6,839	1,885
Deferred income taxes	351	1,155
Accrued pension costs	1,393	198
Accrued postretirement health care costs	2,208	1,916
Long-term liabilities of discontinued operations		8,065
Other liabilities	1,208	1,240

Total consumer products liabilities	19,141	33,241

Financial services
Long-term debt	500	500
Deferred income taxes	4,644	4,911
Other liabilities	102	192

Total financial services liabilities	5,246	5,603

Total liabilities	24,387	38,844
Contingencies (Note 20)

Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	6,350	6,884
Earnings reinvested in the business	22,131	34,426
Accumulated other comprehensive (losses) earnings	(2,181)	111
Cost of repurchased stock (744,589,733 shares in 2008 and 698,284,555 shares in 2007)	(24,407)	(23,454)

Total stockholders’ equity	2,828	18,902

Total Liabilities and Stockholders’ Equity	$27,215	$57,746

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2008	2007	2006
Cash Provided by (Used in) Operating Activities
Earnings from continuing operations — Consumer products	$3,065	$2,910	$3,059
— Financial services	25	221	123
Earnings from discontinued operations, net of income taxes and minority interest	1,840	6,655	8,840

Net earnings	4,930	9,786	12,022
Impact of earnings from discontinued operations, net of income taxes and minority interest	(1,840)	(6,655)	(8,840)
Adjustments to reconcile net earnings to operating cash flows:
Consumer products
Depreciation and amortization	215	232	255
Deferred income tax provision (benefit)	121	101	(332)
Equity earnings in SABMiller	(467)	(510)	(460)
Dividends from SABMiller	249	224	193
Escrow bond for the Engle tobacco case		1,300
Escrow bond for the Price tobacco case			1,850
Asset impairment and exit costs, net of cash paid	197	333	7
Gain on sale of corporate headquarters building	(404)
Loss on early extinguishment of debt	393
Income tax reserve reversal			(1,006)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(84)	162	150
Inventories	185	375	216
Accounts payable	(162)	(82)	(105)
Income taxes	(201)	(900)	(398)
Accrued liabilities and other current assets	(27)	(247)	(45)
Accrued settlement charges	5	434	50
Pension plan contributions	(45)	(37)	(288)
Pension provisions and postretirement, net	192	165	318
Other	139	302	299
Financial services
Deferred income tax benefit	(259)	(320)	(238)
Allowance for losses	100		103
Other	(22)	(83)	(102)

Net cash provided by operating activities, continuing operations	3,215	4,580	3,649
Net cash provided by operating activities, discontinued operations	1,666	5,736	9,937

Net cash provided by operating activities	4,881	10,316	13,586

See notes to consolidated financial statements.

for the years ended December 31,	2008	2007	2006
Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures	$(241)	$(386)	$(399)
Proceeds from sale of corporate headquarters building	525
Purchase of businesses, net of acquired cash	(2,898)
Other	110	108	(6)
Financial services
Investments in finance assets	(1)	(5)	(15)
Proceeds from finance assets	403	486	357

Net cash provided by (used in) investing activities, continuing operations	796	(2,695)	(63)
Net cash used in investing activities, discontinued operations	(317)	(2,560)	(555)

Net cash provided by (used in) investing activities	479	(5,255)	(618)

Cash Provided by (Used in) Financing Activities
Consumer products
Net issuance of short-term borrowings	2	1
Long-term debt proceeds	6,738
Long-term debt repaid	(4,057)	(500)	(2,052)
Financial services
Long-term debt repaid	(617)	(1,015)
Repurchase of Altria Group, Inc. common stock	(1,166)
Dividends paid on Altria Group, Inc. common stock	(4,428)	(6,652)	(6,815)
Issuance of Altria Group, Inc. common stock	89	423	486
Kraft Foods Inc. dividends paid to Altria Group, Inc.	728	1,369
Philip Morris International Inc. dividends paid to Altria Group, Inc.	3,019	6,560	2,780
Debt issuance costs	(46)
Tender and consent fees related to the early extinguishment of debt	(371)
Changes in amounts due to/from discontinued operations	(664)	(370)	(166)
Other	(51)	278	164

Net cash used in financing activities, continuing operations	(937)	(148)	(5,248)
Net cash used in financing activities, discontinued operations	(1,648)	(3,531)	(9,118)

Net cash used in financing activities	(2,585)	(3,679)	(14,366)

Effect of exchange rate changes on cash and cash equivalents
Continuing operations	34
Discontinued operations	(126)	347	126

(126)	347	160

Cash and cash equivalents, continuing operations:
Increase (decrease)	3,074	1,737	(1,628)
Balance at beginning of year	4,842	3,105	4,733

Balance at end of year	$7,916	$4,842	$3,105

Cash paid, continuing operations:	Interest	— Consumer products	$208	$348	$377

— Financial services	$38	$62	$108

Income taxes	$1,837	$2,241	$3,074

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)			Cost of Repurchased Stock	Total Stockholders’ Equity
				Currency Translation Adjustments	Other	Total
Balances, January 1, 2006	$935	$6,061	$54,666	$(1,317)	$(536)	$(1,853)	$(24,102)	$35,707
Comprehensive earnings:
Net earnings			12,022					12,022
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				1,220		1,220		1,220
Additional minimum pension liability					233	233		233
Change in fair value of derivatives accounted for as hedges					(11)	(11)		(11)
Ownership share of SABMiller other comprehensive earnings, and other					159	159		159

Total other comprehensive earnings								1,601

Total comprehensive earnings								13,623

Initial adoption of FASB Statement No. 158, net of income taxes (Note 16)					(3,386)	(3,386)		(3,386)
Exercise of stock options and issuance of other stock awards		295	145				359	799
Cash dividends declared ($3.32 per share)			(6,954)					(6,954)

Balances, December 31, 2006	935	6,356	59,879	(97)	(3,541)	(3,638)	(23,743)	39,789
Comprehensive earnings:
Net earnings			9,786					9,786
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				736		736		736
Change in net loss and prior service cost					744	744		744
Change in fair value of derivatives accounted for as hedges					(18)	(18)		(18)
Ownership share of SABMiller other comprehensive earnings					178	178		178

Total other comprehensive earnings								1,640

Total comprehensive earnings								11,426

Adoption of FIN 48 and FAS 13-2			711					711
Exercise of stock options and issuance of other stock awards		528					289	817
Cash dividends declared ($3.05 per share)			(6,430)					(6,430)
Spin-off of Kraft Foods Inc.			(29,520)	89	2,020	2,109		(27,411)

Balances, December 31, 2007	935	6,884	34,426	728	(617)	111	(23,454)	18,902
Comprehensive earnings:
Net earnings			4,930					4,930
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				233		233		233
Change in net loss and prior service cost					(1,385)	(1,385)		(1,385)
Change in fair value of derivatives accounted for as hedges					(177)	(177)		(177)
Ownership share of SABMiller other comprehensive losses					(308)	(308)		(308)

Total other comprehensive losses								(1,637)

Total comprehensive earnings								3,293

Exercise of stock options and issuance of other stock awards		(534)					213	(321)
Cash dividends declared ($1.68 per share)			(3,505)					(3,505)
Stock repurchased							(1,166)	(1,166)
Spin-off of Philip Morris International Inc.			(13,720)	(961)	306	(655)		(14,375)

Balances, December 31, 2008	$935	$6,350	$22,131	$—	$(2,181)	$(2,181)	$(24,407)	$2,828

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

• Background: At December 31, 2008, Altria Group, Inc.’s wholly-owned subsidiaries included Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes and other tobacco products in the United States, and John Middleton Co. (“Middleton”), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 28.5% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2008. Altria Group, Inc.’s access to the operating cash flows of its subsidiaries consists principally of cash received from the payment of dividends by its subsidiaries.

UST Acquisition: As further discussed in Note 23. Subsequent Events, on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST Inc. (“UST”), which owns operating companies engaged in the manufacture and sale of moist smokeless tobacco products and wine. As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc.

PMI Spin-Off: On March 28, 2008 (the “PMI Distribution Date”), Altria Group, Inc. distributed all of its interest in Philip Morris International Inc. (“PMI”) to Altria Group, Inc. stock-holders of record as of the close of business on March 19, 2008 (the “PMI Record Date”), in a tax-free distribution. Altria Group, Inc. distributed one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the PMI Record Date. Following the PMI Distribution Date, Altria Group, Inc. does not own any shares of PMI stock. Altria Group, Inc. has reflected the results of PMI prior to the PMI Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for all periods presented. The assets and liabilities related to PMI were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2007. The distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $14.4 billion on the PMI Distribution Date.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•	a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria Group, Inc. options held by such person on the PMI Distribution Date; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

As set forth in the Employee Matters Agreement, the exercise price of each option was developed to reflect the relative market values of PMI and Altria Group, Inc. shares, by allocating the share price of Altria Group, Inc. common stock before the spin-off ($73.83) to PMI shares ($51.44) and Altria Group, Inc. shares ($22.39) and then multiplying each of these allocated values by the Option Conversion Ratio. The Option Conversion Ratio was equal to the exercise price of the Altria Group, Inc. option, prior to any adjustment for the spin-off, divided by the share price of Altria Group, Inc. common stock before the spin-off ($73.83).

Holders of Altria Group, Inc. restricted stock or deferred stock awarded prior to January 30, 2008, retained their existing awards and received the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who were employed by Altria Group, Inc. after the PMI Distribution Date, received additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award. Recipients of Altria Group, Inc. deferred stock awarded on January 30, 2008, who were employed by PMI after the PMI Distribution Date, received substitute shares of deferred stock of PMI to preserve the intrinsic value of the award.

To the extent that employees of the remaining Altria Group, Inc. received PMI stock options, Altria Group, Inc. reimbursed PMI in cash for the Black-Scholes fair value of the stock options received. To the extent that PMI employees held Altria Group, Inc. stock options, PMI reimbursed Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria Group, Inc. received PMI deferred stock, Altria Group, Inc. paid to PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that PMI employees held Altria Group, Inc. restricted stock or deferred stock, PMI reimbursed Altria Group, Inc. in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria Group, Inc. stock awards outstanding at the PMI Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria Group, Inc. to PMI. The reimbursement to PMI is reflected as a decrease to the additional paid-in capital of Altria Group, Inc. on the December 31, 2008 consolidated balance sheet.

In connection with the spin-off, PMI paid to Altria Group, Inc. $4.0 billion in special dividends in addition to its normal dividends to Altria Group, Inc. PMI paid $3.1 billion of these special dividends in 2007 and paid the additional $900 million in the first quarter of 2008.

Prior to the PMI spin-off, PMI was included in the Altria Group, Inc. consolidated federal income tax return, and PMI’s federal income tax contingencies were recorded as liabilities on the balance sheet of Altria Group, Inc. Altria Group, Inc. reimbursed PMI in cash for these liabilities. See Note 14. Income Taxes for a discussion of the Tax Sharing Agreement between Altria Group, Inc. and PMI.

Prior to the PMI spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria Group, Inc. The benefits previously provided by Altria Group, Inc. are now provided by PMI. As a result, new plans were established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities were transferred to the PMI plans. Altria Group, Inc. paid PMI in cash for these transfers.

A subsidiary of Altria Group, Inc. previously provided PMI with certain corporate services at cost plus a management fee. After the PMI Distribution Date, PMI independently undertook most of these activities. Any remaining limited services provided to PMI ceased in 2008. The settlement of the inter-company accounts as of the PMI Distribution Date (including amounts related to stock awards, tax contingencies and benefit plans discussed above) resulted in a net payment from Altria Group, Inc. to PMI of $332 million. In March 2008, Altria Group, Inc. made an estimated payment of $427 million to PMI, thereby resulting in PMI reimbursing $95 million to Altria Group, Inc. in the second quarter of 2008.

Kraft Spin-Off: On March 30, 2007 (the “Kraft Distribution Date”), Altria Group, Inc. distributed all of its remaining interest in Kraft Foods Inc. (“Kraft”) on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Kraft Record Date”) in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft for each share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders received cash in lieu of fractional shares of Kraft. Following the distribution, Altria Group, Inc. does not own any shares of Kraft. Altria Group, Inc. has reflected the results of Kraft prior to the Kraft Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for the years ended December 31, 2007 and 2006. The distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $27.4 billion on the Kraft Distribution Date.

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

Prior to the Kraft spin-off, Kraft was included in the Altria Group, Inc. consolidated federal income tax return, and Kraft’s federal income tax contingencies were recorded as liabilities on the balance sheet of Altria Group, Inc. Altria Group, Inc. reimbursed Kraft in cash for these liabilities. See Note 14. Income Taxes for a discussion of the Tax Sharing Agreement between Altria Group, Inc. and Kraft.

A subsidiary of Altria Group, Inc. previously provided Kraft with certain services at cost plus a management fee. After the Kraft Distribution Date, Kraft independently undertook most of these activities, and any remaining limited services provided to Kraft ceased during 2007. All intercompany accounts were settled in cash within 30 days of the Kraft Distribution Date. The settlement of the intercompany accounts as of the Kraft Distribution Date (including amounts related to stock awards and tax contingencies discussed above) resulted in a net payment from Kraft to Altria Group, Inc. of $85 million in April 2007.

Dividends and Share Repurchases: Following the Kraft spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and Kraft shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the Kraft spin-off. Similarly, following the PMI spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and PMI shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the PMI spin-off.

During the third quarter of 2008, Altria Group, Inc.’s Board of Directors approved a 10.3% increase in the quarterly dividend rate from $0.29 per common share to $0.32 per common share. The present annualized dividend rate is $1.28 per Altria Group, Inc. common share. Payments of dividends remain subject to the discretion of the Board of Directors.

During 2008, Altria Group, Inc. repurchased 53.5 million shares of its common stock at an aggregate cost of approximately $1.2 billion, or an average price of $21.81 per share. Altria Group, Inc.’s share repurchase program is at the discretion of the Board of Directors.

• Basis of presentation: The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated.

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

Beginning with the first quarter of 2008, Altria Group, Inc. revised its reportable segments to reflect the change in the way in which Altria Group, Inc.’s management reviews the business as a result of the acquisition of Middleton and the PMI spin-off. Altria Group, Inc.’s revised segments, which are reflected in these financial statements, are Cigarettes and other tobacco products; Cigars; and Financial services. Accordingly, prior period segment results have been revised.

During the fourth quarter of 2008, Altria Group, Inc. identified that it had not recorded its share of other comprehensive earnings or losses of SABMiller. This resulted in a non-cash $535 million and $187 million understatement of the investment in SABMiller and long-term deferred income taxes, respectively, as of December 31, 2007 and a $348 million and $170 million overstatement of accumulated other comprehensive losses as of December 31, 2007 and 2006, respectively. Additionally, total comprehensive earnings was understated by $178 million and $170 million for the years ended December 31, 2007 and 2006, respectively. The impact for all years prior to 2006 was de minimis and therefore the consolidated financial statements for those years have not been revised. There is no impact to reported earnings from continuing operations, net earnings, earnings per share or cash flows. We assessed the materiality of the revisions on the 2007 and 2006 financial statements in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 99 “Materiality” and concluded that the impact was not material to those periods. We also concluded that had the cumulative adjustment as of December 31, 2007 been made to the 2008 consolidated financial statements, the impact would have been material. Therefore, in accordance with the SEC’s Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the consolidated balance sheet as of December 31, 2007 and the consolidated statements of stockholders’ equity for the years ended December 31, 2007 and 2006 herein have been corrected.

Certain prior year amounts have been reclassified to conform with the current year’s presentation, due primarily to the classification of PMI as a discontinued operation and revised segment information.

Note 2.

Summary of Significant Accounting Policies:

• Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

• Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods up to 15 years, and buildings and building improvements over periods up to 50 years.

Definite life intangible assets are amortized over their estimated useful lives. Altria Group, Inc. is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2008 and 2007, Altria Group, Inc. completed its annual review of goodwill and non-amortizable intangible assets, and no charges resulted from these reviews.

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Cigarettes and other tobacco products	$—	$—	$283	$283
Cigars	77	76	2,756	2,766

Total	$77	$76	$3,039	$3,049

Intangible assets were as follows:

	December 31, 2008		December 31, 2007
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$2,642		$2,894
Amortizable intangible assets	404	$7	155	$—

Total intangible assets	$3,046	$7	$3,049	$—

Non-amortizable intangible assets substantially consist of trademarks from the December 2007 acquisition of Middleton. Amortizable intangible assets consist primarily of customer relationships. Pre-tax amortization expense for intangible assets during the year ended December 31, 2008 was $7 million. There was no pre-tax amortization expense for intangible assets during the years ended December 31, 2007 and 2006. In the fourth quarter of 2008, due to a change in estimated useful life, $281 million of non-amortizable intangible assets were reclassified to amortizable intangible assets. Annual amortization expense for each of the next five years is estimated to be approximately $20 million, excluding any impact from the UST acquisition and assuming no additional transactions occur that require the amortization of intangible assets. Based on the preliminary estimates of definite life intangible assets acquired from the UST acquisition, amortization resulting from the acquisition is expected to approximate $20 million annually.

Goodwill relates to the December 2007 acquisition of Middleton. The movement in goodwill and gross carrying amount of intangible assets is as follows:

	2008		2007
(in millions)	Goodwill	Other Intangible Assets	Goodwill	Other Intangible Assets
Balance at January 1	$76	$3,049	$—	$283
Changes due to:
Acquisition of Middleton			76	2,766
Purchase price revisions	1	(3)

Balance at December 31	$77	$3,046	$76	$3,049

The changes in goodwill and intangible assets during 2008 resulted from revisions to the purchase price allocation as appraisals for the acquisition of Middleton were finalized during the first quarter of 2008. See Note 5. Acquisitions for a further discussion of the Middleton acquisition.

• Environmental costs: Altria Group, Inc. is subject to laws and regulations relating to the protection of the environment. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

While it is not possible to quantify with certainty the potential impact of actions regarding environmental remediation and compliance efforts that subsidiaries of Altria Group, Inc. may undertake in the future, in the opinion of management, environmental remediation and compliance costs will not have a material adverse effect on Altria Group, Inc.’s consolidated financial position, results of operations or cash flows.

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

Finance leases include unguaranteed residual values that represent PMCC’s estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in decreases of $11 million and $14 million in 2007 and 2006, respectively, to PMCC’s net revenues and results of operations. There were no adjustments in 2008.

• Foreign currency translation: Altria Group, Inc. translated the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts were translated using exchange rates at the end of each period. Currency translation adjustments were recorded as a component of stockholders’ equity. The accumulated currency translation adjustments were recognized and recorded in connection with the Kraft and PMI distributions. Transaction gains and losses were recorded in the consolidated statements of earnings and were not significant for any of the periods presented.

• Guarantees: Altria Group, Inc. accounts for guarantees in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FASB Interpretation No. 45 requires the disclosure of certain guarantees and requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities. See Note 20. Contingencies for a further discussion of guarantees.

• Hedging instruments: Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows. At December 31, 2008, Altria Group, Inc. had no derivative financial instruments remaining.

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

On January 1, 2007, Altria Group, Inc. adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million ($835 million, net of minority interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

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

• Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out (“LIFO”) method is used to cost substantially all tobacco inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

• Marketing costs: The consumer products businesses promote their products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

• Revenue recognition: The consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of shipments are deferred and recorded in other accrued liabilities until shipment occurs. Altria Group, Inc.’s consumer products businesses also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

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

• Stock-based compensation: Effective January 1, 2006, Altria Group, Inc. adopted the provisions of SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. The impact of adoption was not material, and the resulting gross cumulative effect was recorded in marketing, administration and research costs for the year ended December 31, 2006.

• New Accounting Standards: In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) is effective for business combinations that close on or after January 1, 2009, the first day of Altria Group, Inc.’s annual reporting period beginning after December 15, 2008. SFAS 141(R) generally requires the recognition of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree to be measured at fair value as of the acquisition date. Additionally, costs incurred to effect the acquisition, as well as costs to restructure the acquired entity, are to be recognized as expenses in the periods in which the costs are incurred. As discussed in Note 23. Subsequent Events, Altria Group, Inc. closed its acquisition of UST on January 6, 2009. Accordingly, the acquisition will be accounted for under SFAS No. 141(R).

Additionally, in December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 changes the reporting for minority interests by reporting these as noncontrolling interests within equity. Moreover, SFAS 160 requires that any transactions between an entity and a noncontrolling interest are to be accounted for as equity transactions. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. In compliance with SFAS 160, in 2009 Altria Group, Inc. will (i) adjust earnings from discontinued operations to include $61 million, $351 million and $623 million of net earnings attributable to noncontrolling interests for the years ended December 31, 2008, 2007 and 2006, respectively; (ii) disclose the net earnings attributable to the noncontrolling interests and net earnings attributable to Altria Group, Inc. on the consolidated statements of earnings and (iii) reclassify to stockholders’ equity $418 million of noncontrolling interests reported at December 31, 2007 as long-term liabilities of discontinued operations. Altria Group, Inc. had no noncontrolling interests at December 31, 2008.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and therefore will be included in the earnings per share calculation pursuant to the two class method described in SFAS No. 128, “Earnings Per Share.” FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and requires all prior-period earnings per share data to be adjusted retrospectively. As required by FSP EITF 03-6-1, in 2009 Altria Group, Inc.’s basic earnings per share from discontinued operations and basic earnings per share from net earnings will each decrease by $0.01, $0.02 and $0.02 for the years ended December 31, 2008, 2007 and 2006, respectively. Basic earnings per share from continuing operations for the years ended December 31, 2008, 2007 and 2006 will remain unchanged. In addition, as required by FSP EITF 03-6-1, in 2009 Altria Group, Inc.’s diluted earnings per share from discontinued operations and diluted earnings per share from net earnings will each decrease by $0.01 for the year ended December 31, 2006. Diluted earnings per share from continuing operations for the year ended December 31, 2006 will remain unchanged. Diluted earnings per share for the years ended December 31, 2008 and 2007 will remain unchanged.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 addresses the initial measurement of an equity method investment, the impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, and the accounting for changes in the level of ownership or the degree of influence caused by a share issuance by an investee. EITF 08-6 is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. With the adoption of EITF 08-6, Altria Group, Inc. will account for a share issuance by an equity method investee as if it had sold a proportionate share of its investment and recognize any resulting gain or loss in earnings.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 addresses the accounting for defensive intangible assets subsequent to initial measurement. A defensive intangible asset is an intangible asset acquired in a business combination or asset acquisition that an entity does not intend to actively use. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of EITF 08-7 could impact Altria Group, Inc.’s accounting for future acquisitions. However, Altria Group, Inc. does not anticipate that EITF 08-7 will impact the accounting for the acquisition of UST.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 will expand the disclosures regarding investments held by employer defined benefit pension plans and other postretirement plans, with the purpose of providing additional information related to the valuation methodologies for these assets similar to SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). Additionally, FSP FAS 132(R)-1 will require disclosures on how investment allocation decisions are made as well as significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. Altria Group, Inc. will amend its disclosures accordingly.

Note 3.

Asset Impairment and Exit Costs:

For the years ended December 31, 2008, 2007 and 2006, pre-tax asset impairment and exit costs consisted of the following:

(in millions)		2008	2007	2006
Separation programs	Cigarettes and other tobacco products	$97	$309	$10
Separation program	Financial services	2
Separation program	General corporate	295	17	32

Total separation programs		394	326	42

Asset impairment	Cigarettes and other tobacco products		35
Asset impairment	General corporate			10

Total asset impairment		—	35	10

Spin-off fees	General corporate	55	81	—

Asset impairment and exit costs		$449	$442	$52

The movement in the severance liability, and details of asset impairment and exit costs for Altria Group, Inc. for the years ended December 31, 2008 and 2007 was as follows:

(in millions)	Severance	Asset Write-downs	Other	Total
Severance liability balance,
January 1, 2007	$21	$—	$—	$21
Charges	281	35	126	442
Cash spent	(20)		(89)	(109)
Charges against assets		(35)		(35)
Liability recorded in pension and postretirement plans, and other	(3)		(37)	(40)

Severance liability balance,
December 31, 2007	279	—	—	279
Charges, net	216		233	449
Cash spent	(149)		(103)	(252)
Liability recorded in pension and postretirement plans, and other	2		(130)	(128)

Severance liability balance,
December 31, 2008	$348	$—	$—	$348

Other charges in the table above primarily represent pension and postretirement termination benefits, as well as Kraft and PMI spin-off fees. Charges, net in the table above include the reversal of $14 million of severance associated with the Manufacturing Optimization Program.

Integration and Restructuring Program

In December 2008, Altria Group, Inc. initiated a company-wide integration and restructuring program, pursuant to which, over the next two years Altria Group, Inc. expects to restructure its manufacturing and corporate functions as it integrates UST into its operations and continues to focus on optimizing company-wide cost structures.

As part of this program, Altria Group, Inc., PM USA and PMCC began to reorganize certain of their functions. This restructuring resulted in pre-tax charges of $76 million, $48 million and $2 million, respectively, for the year ended December 31, 2008, consisting primarily of employee separation costs. Substantially all of these charges will result in cash expenditures. There were no cash payments related to this restructuring for the year ended December 31, 2008.

Corporate Restructuring and Headquarters Relocation

During 2008, in connection with the spin-off of PMI, which included the relocation of Altria Group, Inc.’s corporate headquarters functions to Richmond, Virginia, Altria Group, Inc. restructured its corporate headquarters and incurred pre-tax charges of $219 million for the year ended December 31, 2008. These charges consisted primarily of employee separation costs. Substantially all of these charges will result in cash expenditures. Cash payments of $136 million related to this restructuring were made for the year ended December 31, 2008.

For the years ended December 31, 2008 and 2007, corporate asset impairment and exit costs also included investment banking and legal fees associated with the PMI and Kraft spin-offs, as well as the streamlining of various corporate functions in 2007 and 2006.

Manufacturing Optimization Program

PM USA is in the process of closing its Cabarrus, North Carolina manufacturing facility and consolidating cigarette manufacturing for the U.S. market at its Richmond, Virginia manufacturing center. PM USA decided in 2007 to consolidate its manufacturing in response to declining U.S. cigarette volume and notice from PMI that it would no longer source cigarettes from PM USA. PM USA’s cigarette production for PMI, which ended in December 2008, approximated 21 billion and 57 billion cigarettes in 2008 and 2007, respectively. PM USA expects to close its Cabarrus manufacturing facility by the end of 2010.

As a result of this program, from 2007 through 2010, PM USA expects to incur total pre-tax charges of approximately $670 million, comprised of accelerated depreciation of $184 million (including the asset impairment charge of $35 million recorded in 2007), employee separation costs of $342 million and other charges of $144 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Approximately $400 million, or 60% of the total pre-tax charges, will result in cash expenditures.

PM USA recorded pre-tax charges for this program as follows:

	For the Years Ended December 31,
	2008	2007
Asset impairment and exit costs	$49	$344
Implementation costs	69	27

Total	$118	$371

The pre-tax implementation costs were primarily related to accelerated depreciation and were included in cost of sales in the consolidated statements of earnings for the years ended December 31, 2008 and 2007. Total pre-tax charges incurred since the inception of the program were $489 million. Pre-tax charges of approximately $180 million are expected during 2009 for the program. Cash payments related to the program of $85 million and $11 million were made during the years ended December 31, 2008 and 2007, respectively, for a total of $96 million since inception.

Note 4.

Divestitures:

As discussed in Note 1. Background and Basis of Presentation, on March 28, 2008, Altria Group, Inc. distributed all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution, and on March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution.

Summarized financial information for discontinued operations for the years ended December 31, 2008, 2007 and 2006 were as follows:

			2008
(in millions)			PMI
Net revenues			$15,376

Earnings before income taxes and minority interest			$2,701
Provision for income taxes			(800)
Minority interest in earnings from discontinued operations			(61)

Earnings from discontinued operations, net of income taxes and minority interest			$1,840

	2007
(in millions)	PMI	Kraft	Total
Net revenues	$55,137	$8,586	$63,723

Earnings before income taxes and minority interest	$8,852	$1,059	$9,911
Provision for income taxes	(2,549)	(356)	(2,905)
Minority interest in earnings from discontinued operations	(273)	(78)	(351)

Earnings from discontinued operations, net of income taxes and minority interest	$6,030	$625	$6,655

	2006
(in millions)	PMI	Kraft	Total
Net revenues	$48,261	$34,356	$82,617

Earnings before income taxes and minority interest	$8,227	$4,016	$12,243
Provision for income taxes	(1,829)	(951)	(2,780)
Minority interest in earnings from discontinued operations	(251)	(372)	(623)

Earnings from discontinued operations, net of income taxes and minority interest	$6,147	$2,693	$8,840

Summarized assets and liabilities of discontinued operations for PMI as of December 31, 2007 were as follows:

(in millions)	2007
Assets:
Cash and cash equivalents	$1,656
Receivables, net	3,240
Inventories	9,317
Other current assets	554

Current assets of discontinued operations	14,767

Property, plant and equipment, net	6,435
Goodwill	7,925
Other intangible assets, net	1,904
Prepaid pension assets	408
Other assets	297

Long-term assets of discontinued operations	16,969

Liabilities:
Short-term borrowings	638
Current portion of long-term debt	91
Accounts payable	595
Accrued liabilities	6,479
Income taxes	470

Current liabilities of discontinued operations	8,273

Long-term debt	5,578
Deferred income taxes	1,214
Accrued pension costs	190
Other liabilities	1,083

Long-term liabilities of discontinued operations	8,065

Net Assets	$15,398

Note 5.

Acquisitions:

On December 11, 2007, Altria Group, Inc. acquired 100% of Middleton, a leading manufacturer of machine-made large cigars and pipe tobacco, for $2.9 billion in cash. The acquisition was financed with existing cash. Middleton’s balance sheet was consolidated with Altria Group, Inc.’s as of December 31, 2007. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, were included in Altria Group, Inc.’s consolidated operating results.

During the first quarter of 2008, the allocation of purchase price relating to the acquisition of Middleton was completed. Assets purchased consist primarily of non-amortizable intangible assets related to acquired brands of $2.6 billion, amortizable intangible assets of $0.1 billion, goodwill of $0.1 billion and other assets of $0.1 billion, partially offset by accrued liabilities assumed in the acquisition.

As further discussed in Note 23. Subsequent Events, on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, which owns operating companies engaged in the manufacture and sale of moist smokeless tobacco products and wine.

Note 6.

Inventories:

The cost of approximately 94% of inventories in 2008 and 2007 was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.7 billion lower than the current cost of inventories at December 31, 2008 and 2007.

Note 7.

Investment in SABMiller:

At December 31, 2008, Altria Group, Inc. held a 28.5% economic and voting interest in SABMiller. Altria Group, Inc.’s investment in SABMiller is being accounted for under the equity method.

Summary financial data of SABMiller is as follows:

		At December 31,
(in millions)		2008	2007
Current assets		$4,266	$4,225
Long-term assets		$30,007	$29,803
Current liabilities		$5,403	$5,718
Long-term liabilities		$12,170	$10,773
Non-controlling interests		$660	$599

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Net revenues	$20,466	$20,825	$18,103
Operating profit	$2,854	$3,230	$2,990
Net earnings	$1,635	$1,865	$1,588

The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2008, was $7.3 billion, as compared with its carrying value of $4.3 billion. The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2007, was $12.1 billion, as compared with its carrying value of $4.5 billion.

Note 8.

Finance Assets, net:

In 2003, PMCC shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2008, 2007 and 2006, proceeds from asset sales, maturities and bankruptcy recoveries totaled $403 million, $486 million and $357 million, respectively, and gains totaled $87 million, $274 million and $132 million, respectively, in operating companies income.

Included in the proceeds for 2007 were partial recoveries of amounts previously charged to earnings in the allowance for losses related to PMCC’s airline exposure. The operating companies income associated with these recoveries, which is included in the gains shown above, was $214 million for the year ended December 31, 2007.

At December 31, 2008, finance assets, net, of $5,451 million were comprised of an investment in finance leases of $5,743 million and an other receivable of $12 million, reduced by the allowance for losses of $304 million. At December 31, 2007, finance assets, net, of $6,029 million were comprised of an investment in finance leases of $6,221 million and an other receivable of $12 million, reduced by the allowance for losses of $204 million.

A summary of the net investment in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total
(in millions)	2008	2007	2008	2007	2008	2007
Rentals receivable, net	$6,001	$6,628	$324	$371	$6,325	$6,999
Unguaranteed residual values	1,459	1,499	89	89	1,548	1,588
Unearned income	(2,101)	(2,327)	(26)	(30)	(2,127)	(2,357)
Deferred investment tax credits	(3)	(9)			(3)	(9)

Investment in finance leases	5,356	5,791	387	430	5,743	6,221
Deferred income taxes	(4,577)	(4,790)	(180)	(196)	(4,757)	(4,986)

Net investment in finance leases	$779	$1,001	$207	$234	$986	$1,235

For leveraged leases, rentals receivable, net, represent unpaid rentals, net of principal and interest payments on third-party nonrecourse debt. PMCC’s rights to rentals receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The payment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $11.5 billion and $12.8 billion at December 31, 2008 and 2007, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2008, 2007 and 2006.

At December 31, 2008, PMCC’s investment in finance leases was principally comprised of the following investment categories: electric power (27%), rail and surface transport (24%), aircraft (24%), manufacturing (14%), and real estate (11%). Investments located outside the United States, which are all U.S. dollar-denominated, represent 23% and 21% of PMCC’s investment in finance leases in 2008 and 2007, respectively.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2008, were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2009	$193	$48	$241
2010	197	45	242
2011	105	50	155
2012	191	50	241
2013	240	50	290
2014 and thereafter	5,075	81	5,156

Total	$6,001	$324	$6,325

Included in net revenues for the years ended December 31, 2008, 2007 and 2006, were leveraged lease revenues of $210 million, $163 million and $301 million, respectively, and direct finance lease revenues of $5 million, $15 million and $8 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2008, 2007 and 2006, was $72 million, $57 million and $107 million, respectively.

Income from investment tax credits on leveraged leases and initial direct costs and executory costs on direct finance leases were not significant during the years ended December 31, 2008, 2007 and 2006.

The activity in the allowance for losses on finance assets for the years ended December 31, 2008, 2007 and 2006 was as follows:

(in millions)	2008	2007	2006
Balance at beginning of year	$204	$480	$596
Amounts charged to earnings/(recovered)	100	(129)	103
Amounts written-off		(147)	(219)

Balance at end of year	$304	$204	$480

During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions. PMCC continues to monitor economic and credit conditions and may have to increase its allowance for losses if such conditions worsen.

The net impact to the allowance for losses for 2007 and 2006 related primarily to various airline leases. Amounts recovered of $129 million in 2007 related to partial recoveries of amounts charged to earnings in the allowance for losses in prior years. In addition in 2007, PMCC recovered $85 million related to amounts previously charged to earnings and written-off in prior years. In total, these recoveries resulted in additional operating companies income of $214 million for the year ended December 31, 2007. Acceleration of taxes on the foreclosures of leveraged leases written off amounted to approximately $50 million and $80 million in 2007 and 2006, respectively. There were no foreclosures in 2008.

PMCC’s portfolio remains diversified by lessee, industry segment and asset type. As of December 31, 2008, 74% of PMCC’s lessees were investment grade as measured by Moody’s Investor Services and Standard & Poor’s. Excluding aircraft lease investments, 86% of PMCC’s lessees were investment grade. All of PMCC’s lessees are current on their lease obligations.

In 2008, the credit ratings of Ambac Assurance Corporation (“Ambac”) and American International Group, Inc. (“AIG”) were downgraded by Moody’s Investor Services and Standard & Poor’s. Ambac and AIG provided initial credit support on various structured lease transactions entered into by PMCC, which involved the financing of core operating assets to creditworthy lessees. The credit rating downgrades of Ambac and AIG triggered requirements for the lessees to post collateral or replace Ambac and AIG as credit support providers in these transactions. Additional collateral has been posted for one transaction, and AIG credit support was replaced on two transactions. Two leases were sold, one subsequent to December 31, 2008, and PMCC is engaged in discussions with two lessees to replace Ambac as credit support on the remaining leases.

In 2007, a guarantor (Calpine Corporation) of a lease was operating under bankruptcy protection, but emerged in February 2008. The lease was not included in the bankruptcy filing and not affected by the guarantor’s bankruptcy. With the emergence of Calpine Corporation from bankruptcy, there are no PMCC lessees or guarantors under bankruptcy protection.

As discussed in Note 20. Contingencies, the Internal Revenue Service has disallowed benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999.

Note 9.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2008 and 2007, Altria Group, Inc. had no short-term borrowings.

At December 31, 2008, the credit lines for Altria Group, Inc. and related activity were as follows:

	December 31, 2008
(in billions) Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-day bridge	$4.3	$—	$—	$4.3
Multi-year facility	3.5			3.5

	$7.8	$—	$—	$7.8

At December 31, 2008, Altria Group, Inc. had in place a multi-year revolving credit facility as amended on December 19, 2008 (as amended the “Revolving Facility”) in the amount of $3.5 billion, which expires April 15, 2010. The Revolving Facility requires Altria Group, Inc. to maintain a ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense (as defined in the Revolving Facility) of not less than 4.0 to 1.0 and, pursuant to the December 19, 2008 amendment, requires the maintenance of a ratio of debt to EBITDA (as defined in the Revolving Facility) of not more than 3.0 to 1.0 (prior to the amendment, such ratio was 2.5 to 1.0). At December 31, 2008, the ratios of EBITDA to interest expense, and debt to EBITDA, calculated in accordance with the agreement, were 17.6 to 1.0 and 1.4 to 1.0, respectively.

The Revolving Facility is used to support the issuance of commercial paper and to fund short-term cash needs when the commercial paper market is unavailable. At December 31, 2008, Altria Group, Inc. had no commercial paper outstanding and no borrowings under the Revolving Facility.

In connection with the acquisition of UST, in September 2008, Altria Group, Inc. entered into a commitment letter with certain financial institutions to provide up to $7.0 billion under a 364-day term bridge loan facility (the “Bridge Facility”). The commitment letter required that commitments under the Bridge Facility be reduced by an amount equal to 100% of the net proceeds of certain capital markets financing transactions, certain credit facility borrowings and certain asset sales in excess of $4.0 billion. As a result of Altria Group, Inc.’s November 2008 issuance of $6.0 billion in long-term notes (See Note 10. Long-Term Debt), commitments under the Bridge Facility were reduced by $1.9 billion to $5.1 billion. On December 19, 2008, Altria Group, Inc. entered into a definitive agreement for the Bridge Facility. Upon Altria Group, Inc.’s subsequent December 2008 issuance of $0.8 billion in long-term notes, commitments under the Bridge Facility were further reduced to $4.3 billion. On January 6, 2009, Altria Group, Inc. made its initial borrowing under the Bridge Facility in the amount of $4.3 billion, the full amount available for borrowing. The proceeds of this borrowing were used to fund in part the acquisition of UST. The Bridge Facility will expire in January 2010.

The Bridge Facility requires Altria Group, Inc. to maintain the same financial ratios as noted above for the Revolving Facility. The Bridge Facility requires prepayment of outstanding borrowings by an amount equal to 100% of the net proceeds of certain specified capital markets financing transactions, certain credit facility borrowings and certain asset sales.

Pricing under both the Revolving Facility and the Bridge Facility is modified in the event of a change in Altria Group, Inc.’s credit rating. Certain fees and interest rate adjustments are required under the Bridge Facility in the event borrowings under that facility are not refinanced within specified periods of time following the closing of the acquisition of UST. Altria Group, Inc. does not anticipate having to pay pricing changes or fees that would be material. Neither facility includes any other rating triggers; nor does either facility contain any provisions that could require the posting of collateral.

In January 2008, Altria Group, Inc. entered into a $4.0 billion 364-day bridge loan facility. The amount of Altria Group, Inc.’s borrowing capacity under that facility was reduced automatically by an amount equal to 100% of the net proceeds of any capital markets financing transaction.

In November 2008, this bridge loan facility expired in accordance with its terms upon receipt of the net proceeds from the issuance of $6.0 billion of long-term notes described in Note 10. Long-Term Debt.

Altria Group, Inc. expects to continue to meet its covenants associated with its credit facilities.

As discussed in Note 21. Condensed Consolidating Financial Information, borrowings under Altria Group, Inc.’s credit facilities are fully and unconditionally guaranteed by PM USA.

Note 10.

Long-Term Debt:

At December 31, 2008 and 2007, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)	2008	2007
Consumer products:
Notes, 7.00% to 9.95% (average interest rate 9.2%), due through 2038	$6,797	$1,850
Debenture, 7.75% due 2027	42	750
Foreign currency obligation:
Euro, 5.63% due 2008		1,503
Other	135	136

	6,974	4,239
Less current portion of long-term debt	(135)	(2,354)

	$6,839	$1,885

Financial services:
Eurodollar bonds, 7.50%, due 2009	$500	$500

Aggregate maturities of Altria Group, Inc.’s long-term debt, are as follows:

(in millions)	Consumer Products	Financial Services
2009	$135	$500
2010	775
2013	1,459
2018	3,100
2027	42
2038	1,500

The aggregate fair value, based substantially on readily available quoted market prices, of Altria Group, Inc.’s long-term debt at December 31, 2008, was $8.6 billion, as compared with its carrying value of $7.5 billion. The aggregate fair value, based on market quotes, of Altria Group, Inc.’s long-term debt at December 31, 2007, was $5.0 billion, as compared with its carrying value of $4.7 billion.

As discussed in Note 21. Condensed Consolidating Financial Information, substantially all long-term debt of Altria Group, Inc. is fully and unconditionally guaranteed by PM USA.

Debt Issued:

Altria Group, Inc. issued $6.0 billion of senior unsecured long-term notes in November 2008 and $775 million of senior unsecured long-term notes in December 2008 (collectively, the “Notes”), which are included in the tables above. As discussed further in Note 23. Subsequent Events, the net proceeds from the issuances of the Notes ($6.7 billion) were used along with borrowings under the Bridge Facility to finance the acquisition of UST on January 6, 2009.

The Notes are Altria Group, Inc.’s senior unsecured obligations and rank equally in right of payment with all of Altria Group, Inc.’s existing and future senior unsecured indebtedness. The interest rate payable on each series of Notes is subject to adjustment from time to time if the rating assigned to the Notes of such series by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services is downgraded (or subsequently upgraded) as and to the extent set forth in the terms of the Notes. Upon the occurrence of both (i) a change of control of Altria Group, Inc. and (ii) the Notes ceasing to be rated investment grade by each of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings within a specified time period, Altria Group, Inc. will be required to make an offer to purchase the Notes of each series at a price equal to 101% of the aggregate principal amount of such series, plus accrued interest to the date of repurchase as and to the extent set forth in the terms of the Notes.

The obligations of Altria Group, Inc. under the Notes are fully and unconditionally guaranteed by PM USA. See Note 21. Condensed Consolidating Financial Information. The Notes contain the following terms:

November Issuance

•	$1.4 billion at 8.50%, due 2013, interest payable semi-annually beginning May 2009

•	$3.1 billion at 9.70%, due 2018, interest payable semi-annually beginning May 2009

•	$1.5 billion at 9.95%, due 2038, interest payable semi-annually beginning May 2009

December Issuance

•	$0.8 billion at 7.125%, due 2010, interest payable semi-annually beginning June 2009

Tender Offer for Altria Group, Inc. Notes: In connection with the spin-off of PMI, in the first quarter of 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd., completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars.

As a result of the tender offers and consent solicitations, Altria Group, Inc. recorded a pre-tax loss of $393 million, which included tender and consent fees of $371 million, on the early extinguishment of debt in the first quarter of 2008.

Note 11.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2006	2,805,961,317	(721,696,918)	2,084,264,399
Exercise of stock options and issuance of other stock awards		12,816,529	12,816,529

Balances, December 31, 2006	2,805,961,317	(708,880,389)	2,097,080,928
Exercise of stock options and issuance of other stock awards		10,595,834	10,595,834

Balances, December 31, 2007	2,805,961,317	(698,284,555)	2,107,676,762
Exercise of stock options and issuance of other stock awards		7,144,822	7,144,822
Repurchased		(53,450,000)	(53,450,000)

Balances, December 31, 2008	2,805,961,317	(744,589,733)	2,061,371,584

At December 31, 2008, 69,562,518 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 12.

Stock Plans:

Under the Altria Group, Inc. 2005 Performance Incentive Plan (the “2005 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 50 million shares of common stock may be issued under the 2005 Plan. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2005 Stock Compensation Plan for Non-Employee Directors (the “2005 Directors Plan”). Shares available to be granted under the 2005 Plan and the 2005 Directors Plan at December 31, 2008 were 41,620,706 and 901,957, respectively.

As more fully described in Note 1. Background and Basis of Presentation, during 2008 certain modifications were made to stock options, restricted stock and deferred stock as a result of the PMI spin-off. In addition, similar modifications were made during 2007 as a result of the Kraft spin-off.

Altria Group, Inc. has not granted stock options to employees since 2002. Under certain circumstances, senior executives who exercised outstanding stock options using shares to pay the option exercise price and taxes received Executive Ownership Stock Options (“EOSOs”) equal to the number of shares tendered. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant, and became exercisable six months after the grant date. This feature ceased during 2007. During the years ended December 31, 2007 and 2006, Altria Group, Inc. granted 0.5 million and 0.7 million EOSOs, respectively.

Stock Option Plan

In connection with the PMI and Kraft spin-offs, Altria Group, Inc. employee stock options were modified through the issuance of PMI employee stock options (in connection with the PMI spin-off) and Kraft stock options (in connection with the Kraft spin-off), and the adjustment of the stock option exercise prices for the Altria Group, Inc. awards. For each employee stock option outstanding, the aggregate intrinsic value of the option immediately after each spin-off was not greater than the aggregate intrinsic value of the option immediately before each spin-off. Due to the fact that the Black-Scholes fair values of the awards immediately before and immediately after each spin-off were equivalent, as measured in accordance with the provisions of SFAS No. 123(R), no incremental compensation expense was recorded as a result of the modifications of the Altria Group, Inc. awards.

Pre-tax compensation cost and the related tax benefit for stock option awards totaled $9 million and $3 million, respectively, for the year ended December 31, 2007. Pre-tax compensation cost and the related tax benefit for stock option awards totaled $17 million and $6 million, respectively, for the year ended December 31, 2006. Pre-tax compensation cost for stock option awards included $1 million in 2007 and $4 million in 2006 related to employees of discontinued operations. The fair value of the awards was determined using a modified Black-Scholes methodology using the following weighted average assumptions:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2007 Altria Group, Inc.	4.56%	4 years	25.98%	3.99%
2006 Altria Group, Inc.	4.83	4	28.30	4.29

Altria Group, Inc. stock option activity was as follows for the year ended December 31, 2008:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2008	29,536,591	$10.74
Options exercised	(6,846,763)	13.05
Options canceled	(26,490)	9.27

Balance/Exercisable at December 31, 2008	22,663,338	10.04	2 years	$114 million

As more fully described in Note 1. Background and Basis of Presentation, the weighted average exercise prices shown in the table above were reduced as a result of the PMI and Kraft spin-offs.

The aggregate intrinsic value shown in the table above was based on the December 31, 2008 closing price for Altria Group, Inc.’s common stock of $15.06. The weighted-average grant date fair value of options granted during the years ended December 31, 2007 and 2006 was $15.55 and $14.53, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $119 million, $454 million and $456 million, respectively.

Restricted and Deferred Stock Plans

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

The fair value of the restricted shares and deferred shares at the date of grant is amortized to expense ratably over the restriction period, which is generally three years. Altria Group, Inc. recorded pre-tax compensation expense related to restricted stock and deferred stock granted to employees of its continuing operations for the years ended December 31, 2008, 2007 and 2006 of $38 million, $80 million and $59 million, respectively. The deferred tax benefit recorded related to this compensation expense was $15 million, $29 million and $22 million for the years ended December 31, 2008, 2007 and 2006, respectively. The unamortized compensation expense related to Altria Group, Inc. restricted stock and deferred stock was $59 million at December 31, 2008 and is expected to be recognized over a weighted average period of 2 years.

Altria Group, Inc. restricted stock and deferred stock activity was as follows for the year ended December 31, 2008:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2008	6,147,507	$65.11
Granted	2,417,578	22.98
Vested	(2,057,102)	60.27
Forfeited	(755,206)	63.74

Balance at December 31, 2008	5,752,777	$49.31

In January 2008, Altria Group, Inc. issued 1.9 million shares of deferred stock to eligible U.S.-based and non-U.S. employees. Restrictions on these shares lapse in the first quarter of 2011. The market value per share was $76.76 on the date of grant. Recipients of 0.5 million of these Altria Group, Inc. deferred shares, who were employed by Altria Group, Inc. after the PMI spin-off, received 1.3 million additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award, and accordingly, the grant date fair value per share, in the table above, related to this grant was reduced. Recipients of 1.4 million shares of Altria Group, Inc. deferred stock awarded on January 30, 2008, who were employed by PMI after the PMI spin-off received substitute shares of deferred stock of PMI to preserve the intrinsic value of the award.

The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008 reflects historical market prices which are not adjusted to reflect the PMI spin-off, and the grant price information for restricted and deferred stock awarded prior to January 31, 2007 reflects historical market prices which are not adjusted to reflect the Kraft spin-off. As discussed in Note 1. Background and Basis of Presentation, as a result of the PMI spin-off, holders of restricted stock and deferred stock awarded prior to January 30, 2008 retained their existing award and received restricted stock or deferred stock of PMI. In addition, as a result of the Kraft spin-off, holders of restricted and deferred stock awarded prior to January 31, 2007 retained their existing award and received restricted stock or deferred stock of Kraft Class A common stock.

The weighted-average grant date fair value of Altria Group, Inc. restricted stock and deferred stock granted during the years ended December 31, 2008, 2007 and 2006 was $56 million, $150 million and $146 million, respectively, or $22.98, $65.62 and $74.21 per restricted or deferred share, respectively. The total fair value of Altria Group, Inc. restricted stock and deferred stock vested during the years ended December 31, 2008, 2007 and 2006 was $140 million, $184 million and $215 million, respectively.

Note 13.

Earnings per Share:

Basic and diluted EPS from continuing and discontinued operations were calculated using the following:

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Earnings from continuing operations	$3,090	$3,131	$3,182
Earnings from discontinued operations	1,840	6,655	8,840

Net earnings	$4,930	$9,786	$12,022

Weighted average shares for basic EPS	2,075	2,101	2,087
Plus incremental shares from assumed conversions:
Restricted stock and deferred stock	3	3	4
Stock options	9	12	14

Weighted average shares for diluted EPS	2,087	2,116	2,105

For the 2008 and 2007 computations, there were no antidilutive stock options. For the 2006 computation, the number of stock options excluded from the calculation of weighted average shares for diluted EPS because their effects were antidilutive was immaterial.

Note 14.

Income Taxes:

Earnings from continuing operations before income taxes, and provision for income taxes consisted of the following for the years ended December 31, 2008, 2007 and 2006:

(in millions)	2008	2007	2006
Earnings from continuing operations before income taxes:
United States	$4,789	$4,674	$4,732
Outside United States	—	4	21

Total	$4,789	$4,678	$4,753

Provision for income taxes:
United States federal:
Current	$1,486	$1,665	$1,834
Deferred	(95)	(211)	(543)

	1,391	1,454	1,291

State and local:
Current	351	98	303
Deferred	(43)	(8)	(27)

	308	90	276

Total United States	1,699	1,544	1,567

Outside United States:
Current	—	3	4

Total provision for income taxes	$1,699	$1,547	$1,571

The Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) in March 2006. Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of certain leasing matters discussed in Note 20. Contingencies. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Altria Group, Inc. reimbursed $337 million and $450 million in cash to Kraft and PMI, respectively, for their portion of the $1.0 billion related to federal tax benefits, as well as pre-tax interest of $46 million to Kraft. The total tax benefits related to Kraft and PMI, which included the above mentioned federal tax benefits, as well as state tax benefits of $74 million, were reclassified to earnings from discontinued operations. The tax reversal resulted in an increase to earnings from continuing operations of $146 million for the year ended December 31, 2006.

Altria Group, Inc.’s U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2000 and onward with years 2000 to 2003 currently under examination by the IRS. State jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Altria Group, Inc. is currently under examination in various states.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)
Balance at January 1, 2007	$1,053
Additions based on tax positions related to the current year	70
Additions for tax positions of prior years	22
Reductions for tax positions of prior years	(28)
Reductions for tax positions due to lapse of statutes of limitations	(116)
Settlements	(21)
Reduction of state and foreign unrecognized tax benefits due to Kraft spin-off	(365)

Balance at December 31, 2007	615
Additions based on tax positions related to the current year	50
Additions for tax positions of prior years	70
Reductions for tax positions of prior years	(10)
Settlements	(2)
Reduction of state and foreign unrecognized tax benefits due to PMI spin-off	(54)

Balance at December 31, 2008	$669

Unrecognized tax benefits and Altria Group, Inc.’s consolidated liability for tax contingencies were as follows:

(in millions)	December 31, 2008	December 31, 2007
Unrecognized tax benefits —
Altria Group, Inc.	$275	$182
Unrecognized tax benefits —
Kraft	274	270
Unrecognized tax benefits —
PMI	120	163

Unrecognized tax benefits	669	615
Accrued interest and penalties	302	267
Tax credits and other indirect benefits	(94)	(102)

Liability for tax contingencies	$877	$780

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2008 was $216 million, along with $59 million affecting deferred taxes and the remainder of $120 million and $274 million affecting the receivables from PMI and Kraft, respectively, discussed below. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2007 was $150 million, along with $32 million affecting deferred taxes and the remainder of $163 million and $270 million affecting the receivables from PMI and Kraft, respectively, discussed below.

For the years ended December 31, 2008 and 2007, Altria Group, Inc. recognized in its consolidated statements of earnings $41 million and $13 million of interest, respectively.

Under the Tax Sharing Agreements between Altria Group, Inc. and PMI, and between Altria Group, Inc. and Kraft, PMI and Kraft are responsible for their respective pre-spin-off tax obligations. However, due to regulations governing the U.S. federal consolidated tax return, Altria Group, Inc. remains severally liable for PMI’s and Kraft’s pre-spin-off federal taxes. As a result, Altria Group, Inc. continues to include $120 million and $274 million of unrecognized tax benefits for PMI and Kraft, respectively, in its liability for uncertain tax positions, and corresponding receivables from PMI and Kraft of $120 million and $274 million, respectively, are included in other assets.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2008, Altria Group, Inc. had $302 million of accrued interest and penalties, of which approximately $32 million and $100 million related to PMI and Kraft, respectively, for which PMI and Kraft are responsible under their respective Tax Sharing Agreements. The receivables from PMI and Kraft are included in other assets. As of December 31, 2007, Altria Group, Inc. had $267 million of accrued interest and penalties, of which approximately $53 million and $88 million related to PMI and Kraft, respectively.

It is reasonably possible that within the next 12 months certain state examinations will be resolved, which could result in a decrease in unrecognized tax benefits and interest of approximately $45 million.

The effective income tax rate on pre-tax earnings from continuing operations differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit	4.2	3.6	3.9
Benefit recognized on conclusion of IRS audit			(3.1)
Reversal of tax reserves no longer required		(2.4)
Domestic manufacturing deduction	(1.6)	(1.7)	(1.2)
SABMiller dividend benefit	(2.1)	(2.0)	(1.4)
Other		0.6	(0.1)

Effective tax rate	35.5%	33.1%	33.1%

The tax provision in 2008 includes net tax benefits of $58 million primarily from the reversal of tax accruals no longer required in the fourth quarter. The tax provision in 2007 includes net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter). The tax provision in 2007 also includes $57 million related to the reversal of tax accruals no longer required in the fourth quarter. The tax provision in 2006 includes $146 million of non-cash tax benefits recognized after the IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999 in the first quarter of 2006.

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2008 and 2007:

(in millions)	2008	2007
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$1,181	$1,055
Settlement charges	1,659	1,642
Accrued pension costs	495
Net operating losses and tax credit carryforwards	126	177
Other		94

Total deferred income tax assets	3,461	2,968

Deferred income tax liabilities:
Property, plant and equipment	(360)	(418)
Prepaid pension costs		(311)
Investment in SABMiller	(1,389)	(1,480)
Other	(51)

Total deferred income tax liabilities	(1,800)	(2,209)

Valuation allowances	(80)	(111)

Net deferred income tax assets	$1,581	$648

Financial services deferred income tax liabilities are primarily attributable to temporary differences relating to net investments in finance leases.

Altria Group, Inc. has state tax net operating losses of $2,780 million which, if unutilized, will expire in 2009 through 2029 and state tax credit carryforwards of $112 million which, if unutilized, will expire in 2009 through 2017. A valuation allowance is recorded against certain state net operating losses and state tax credit carryforwards due to uncertainty regarding their utilization.

Note 15.

Segment Reporting:

The products of Altria Group, Inc.’s consumer products subsidiaries include cigarettes and other tobacco products sold in the United States by PM USA, and machine-made large cigars and pipe tobacco sold by Middleton. Another subsidiary of Altria Group, Inc., PMCC, maintains a portfolio of leveraged and direct finance leases.

As discussed in Note 1. Background and Basis of Presentation, beginning with the first quarter of 2008, Altria Group, Inc. revised its reportable segments. Altria Group, Inc.’s reportable segments are Cigarettes and other tobacco products; Cigars; and Financial services.

Altria Group, Inc.’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expense and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.’s management. Information about total assets by segment is not disclosed because such information is not reported to or used by Altria Group, Inc.’s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 2. Summary of Significant Accounting Policies. The accounting policies of the segments are the same as those described in Note 2.

Segment data were as follows:

(in millions) For the Years Ended December 31,	2008	2007	2006
Net revenues:
Cigarettes and other tobacco products	$18,753	$18,470	$18,474
Cigars	387	15
Financial services	216	179	316

Net revenues	$19,356	$18,664	$18,790

Earnings from continuing operations before income taxes:
Operating companies income:
Cigarettes and other tobacco products	$4,866	$4,511	$4,812
Cigars	164	7
Financial services	71	380	175
Amortization of intangibles	(7)
Gain on sale of corporate headquarters building	404
General corporate expenses	(266)	(427)	(427)
Corporate asset impairment and exit costs	(350)	(98)	(42)

Operating income	4,882	4,373	4,518
Interest and other debt expense, net	(167)	(205)	(225)
Loss on early extinguishment of debt	(393)
Equity earnings in SABMiller	467	510	460

Earnings from continuing operations before income taxes	$4,789	$4,678	$4,753

PM USA and Middleton’s largest customer, McLane Company, Inc., accounted for approximately 27%, 26% and 25% of Altria Group, Inc.’s consolidated net revenues for the years ended December 31, 2008, 2007 and 2006, respectively. These net revenues were reported in the Cigarettes and other tobacco products and Cigars segments.

Items affecting the comparability of results from continuing operations were as follows:

• Asset Impairment and Exit Costs — See Note 3. Asset Impairment and Exit Costs, for a breakdown of asset impairment and exit costs by segment.

• Sales to PMI — Subsequent to the PMI spin-off, PM USA recorded net revenues of $298 million, from contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008.

• Gain on Sale of Corporate Headquarters Building — On March 25, 2008, Altria Group, Inc. sold its corporate headquarters building in New York City for $525 million and recorded a pre-tax gain on sale of $404 million.

• Loss on Early Extinguishment of Debt — As discussed in Note 10. Long-Term Debt, in the first quarter of 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd., completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars.

As a result of the tender offers and consent solicitations, Altria Group, Inc. recorded a pre-tax loss of $393 million, which included tender and consent fees of $371 million, on the early extinguishment of debt in the first quarter of 2008.

• PMCC Allowance for Losses — During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions. See Note 8. Finance Assets, net.

• Financing Fees — During 2008, Altria Group, Inc. incurred structuring and arrangement fees for borrowing facilities related to the acquisition of UST. These fees are being amortized over the lives of the facilities. In 2008, Altria Group, Inc. recorded a pre-tax charge of $58 million for these fees, which are included in interest and other debt expense, net.

• Recoveries/Provision from/for Airline Industry Exposure — As discussed in Note 8. Finance Assets, net, during 2007, PMCC recorded pre-tax gains of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006, PMCC increased its allowance for losses by $103 million, due to issues within the airline industry.

• SABMiller Intangible Asset Impairments — Altria Group, Inc.’s 2008 equity earnings in SABMiller included intangible asset impairment charges of $85 million.

• Acquisition of Middleton — In December 2007, Altria Group, Inc. acquired Middleton.

(in millions) For the Years Ended December 31,	2008	2007	2006
Depreciation expense:
Cigarettes and other tobacco products	$182	$210	$202
Cigars	1
Corporate	25	22	53

Total depreciation expense	$208	$232	$255

(in millions) For the Years Ended December 31,	2008	2007	2006
Capital expenditures:
Cigarettes and other tobacco products	$220	$352	$361
Cigars	7
Corporate	14	34	38

Total capital expenditures	$241	$386	$399

Note 16.

Benefit Plans:

Altria Group, Inc. sponsors noncontributory defined benefit pension plans covering substantially all employees, except that as of January 1, 2008, new employees are not eligible to participate in the defined benefit plans, but instead are eligible for a company match contribution in a defined contribution plan. In addition, Altria Group, Inc. provides health care and other benefits to substantially all retired employees.

The plan assets and benefit obligations of Altria Group, Inc.’s pension plans are measured at December 31 of each year. The benefit obligations of Altria Group, Inc.’s postretirement plans are measured at December 31 of each year.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. Altria Group, Inc. adopted SFAS No. 158, prospectively, on December 31, 2006. The initial adoption of SFAS No. 158 resulted in a reduction to stockholders’ equity of $3,386 million on December 31, 2006.

The amounts recorded in accumulated other comprehensive losses at December 31, 2008 consisted of the following:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Net losses	$(2,907)	$(595)	$(140)	$(3,642)
Prior service (cost) credit	(71)	79		8
Deferred income taxes	1,161	198	54	1,413

Amounts recorded in accumulated other comprehensive losses	$(1,817)	$(318)	$(86)	$(2,221)

The amounts recorded in accumulated other comprehensive losses at December 31, 2007 consisted of the following:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Net losses	$(939)	$(356)	$(149)	$(1,444)
Prior service
(cost) credit	(55)	100		45
Deferred income taxes	386	95	58	539

Amounts to be amortized — continuing operations	(608)	(161)	(91)	(860)
Amounts related to discontinued operations	(49)		(51)	(100)

Amounts recorded in accumulated other comprehensive losses	$(657)	$(161)	$(142)	$(960)

The movements in other comprehensive earnings/losses during the year ended December 31, 2008 were as follows:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$59	$31	$9	$99
Prior service cost/credit	12	(9)		3
Other income/expense:
Net losses	45			45
Prior service cost/credit	2	(5)		(3)
Deferred income taxes	(46)	(6)	(4)	(56)

	72	11	5	88

Other movements during the year:
Net losses	(2,072)	(270)	—	(2,342)
Prior service cost/credit	(30)	(7)		(37)
Deferred income taxes	821	109		930

	(1,281)	(168)	—	(1,449)

Amounts related to continuing operations	(1,209)	(157)	5	(1,361)
Amounts related to discontinued operations	(24)			(24)

Total movements in other comprehensive earnings/losses	$(1,233)	$(157)	$5	$(1,385)

The movements in other comprehensive earnings/losses during the year ended December 31, 2007 were as follows:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$82	$20	$10	$112
Prior service cost/credit	10	(8)		2
Other income/expense:
Net losses	62	33		95
Prior service cost/credit	25	(6)		19
Deferred income taxes	(71)	(15)	(4)	(90)

	108	24	6	138

Other movements during the year:
Net losses	168	96	(23)	241
Prior service cost/credit	(8)	23		15
Deferred income taxes	(68)	(49)	9	(108)

	92	70	(14)	148

Amounts related to continuing operations	200	94	(8)	286
Amounts related to discontinued operations	467	4	(13)	458

Total movements in other comprehensive earnings/losses	$667	$98	$(21)	$744

Pension Plans

Obligations and Funded Status

The projected benefit obligations, plan assets and funded status of Altria Group, Inc.’s pension plans at December 31, 2008 and 2007, were as follows:

(in millions)	2008	2007
Projected benefit obligation at January 1	$5,143	$5,255
Service cost	99	103
Interest cost	304	309
Benefits paid	(298)	(281)
Termination, settlement and curtailment	50	(50)
Actuarial losses (gains)	237	(200)
Divestitures	(223)
Acquisitions		7
Other	30

Projected benefit obligation at December 31	5,342	5,143

Fair value of plan assets at January 1	5,841	5,697
Actual return on plan assets	(1,462)	397
Employer contributions	45	37
Benefits paid	(298)	(281)
Actuarial gains (losses)	14	(9)
Divestitures	(211)

Fair value of plan assets at December 31	3,929	5,841

Net pension (liability) asset recognized at December 31	$(1,413)	$698

The net pension (liability) asset recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2008 and 2007, was as follows:

(in millions)	2008	2007
Prepaid pension assets	$—	$912
Other accrued liabilities	(20)	(16)
Accrued pension costs	(1,393)	(198)

	$(1,413)	$698

The accumulated benefit obligation, which represents benefits earned to date, for the pension plans was $4.9 billion and $4.6 billion at December 31, 2008 and 2007, respectively.

At December 31, 2008, the accumulated benefit obligations were in excess of plan assets for all pension plans. At December 31, 2007, for plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $211 million, $145 million and $2 million, respectively.

The following assumptions were used to determine Altria Group, Inc.’s benefit obligations under the plans at December 31:

	2008	2007
Discount rate	6.10%	6.20%
Rate of compensation increase	4.50	4.50

The discount rates for Altria Group, Inc.’s plans were developed from a model portfolio of high-quality corporate bonds with durations that match the expected future cash flows of the benefit obligations.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2008, 2007 and 2006:

(in millions)	2008	2007	2006
Service cost	$99	$103	$115
Interest cost	304	309	291
Expected return on plan assets	(428)	(429)	(393)
Amortization:
Net loss	59	82	154
Prior service cost	12	10	12
Termination, settlement and curtailment	97	37	15

Net periodic pension cost	$143	$112	$194

Termination, settlement and curtailment costs of $97 million during 2008, primarily reflects termination benefits related to Altria Group, Inc.’s restructuring programs (see Note 3. Asset Impairment and Exit Costs). During 2007, PM USA’s announced closure of its Cabarrus, North Carolina manufacturing facility, and workforce reduction programs resulted in curtailment losses and termination benefits of $37 million. This curtailment prompted a revaluation of the plans at a discount rate of 6.3%, resulting in an increase in prepaid pension assets of approximately $500 million and a corresponding increase, net of income taxes, to stockholders’ equity. During 2006, employees left Altria Group, Inc. under voluntary early retirement and workforce reduction programs. These events resulted in settlement losses, curtailment losses and termination benefits for the plans in 2006 of $15 million.

The amounts included in termination, settlement and curtailment in the table above for the years ended December 31, 2008 and 2007 were comprised of the following changes:

(in millions)	2008	2007
Benefit obligation	$50	$(50)
Other comprehensive earnings/losses:
Net losses	45	62
Prior service cost	2	25

	$97	$37

For the pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive losses into net periodic benefit cost during 2009 are $110 million and $12 million, respectively.

The following assumptions were used to determine Altria Group, Inc.’s net pension cost for the years ended December 31:

	2008	2007	2006
Discount rate	6.20%	6.10%	5.70%
Expected rate of return on plan assets	8.00	8.00	8.00
Rate of compensation increase	4.50	4.50	4.50

Altria Group, Inc.’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

Altria Group, Inc. sponsors deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Amounts charged to expense for these defined contribution plans totaled $128 million, $130 million and $140 million in 2008, 2007 and 2006, respectively.

Plan Assets

The percentage of fair value of pension plan assets at December 31, 2008 and 2007, was as follows:

Asset Category	2008	2007
Equity securities	51%	72%
Debt securities	40	28
Cash	9

Total	100%	100%

Altria Group, Inc.’s investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of Altria Group, Inc.’s U.S. plan assets was broadly characterized as a 70%/30% allocation between equity and debt securities. Beginning in 2008, Altria Group, Inc. decided to change the allocation between equity and debt securities to 55%/45%, reflecting the impact of the changing demographic mix of plan participants on benefit obligations. The strategy utilizes indexed U.S. equity securities, actively managed international equity securities and actively managed investment grade debt securities (which constitute 80% or more of debt securities) with lesser allocations to high-yield and international debt securities.

Altria Group, Inc. attempts to mitigate investment risk by rebalancing between equity and debt asset classes as Altria Group, Inc.’s contributions and monthly benefit payments are made.

Altria Group, Inc. presently makes, and plans to make, contributions, to the extent that they are tax deductible and to pay benefits that relate to plans for salaried employees that cannot be funded under Internal Revenue Service regulations. Currently, Altria Group, Inc. anticipates making contributions of $20 million in 2009 to its pension plans, based on current tax law. However, these estimates are subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2008, were as follows:

(in millions)
2009	$289
2010	296
2011	305
2012	316
2013	324
2014 – 2018	1,796

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2008, 2007 and 2006:

(in millions)	2008	2007	2006
Service cost	$41	$41	$49
Interest cost	130	120	121
Amortization:
Net loss	31	20	39
Prior service credit	(9)	(8)	(4)
Other	23	(2)	3

Net postretirement health care costs	$216	$171	$208

“Other” postretirement cost of $23 million during 2008 primarily reflects termination benefits and curtailment losses related to Altria Group, Inc.’s restructuring programs (see Note 3. Asset Impairment and Exit Costs). During 2007, Altria Group, Inc. had curtailment gains related to PM USA’s announced closure of its Cabarrus, North Carolina manufacturing facility, which are included in “other”, above. During 2006, Altria Group, Inc. instituted early retirement programs which resulted in special termination benefits and curtailment losses, which are included in “other”, above.

The amounts included in “other” in the table above for the years ended December 31, 2008 and 2007 were comprised of the following changes:

(in millions)	2008	2007
Accumulated postretirement health care costs	$28	$(29)
Other comprehensive earnings/losses:
Net losses		33
Prior service credit	(5)	(6)

Other	$23	$(2)

For the postretirement benefit plans, the estimated net loss and prior service credit that are expected to be amortized from accumulated other comprehensive losses into net postretirement health care costs during 2009 are $40 million and $(8) million, respectively.

The following assumptions were used to determine Altria Group, Inc.’s net postretirement cost for the years ended December 31:

	2008	2007	2006
Discount rate	6.20%	6.10%	5.70%
Health care cost trend rate	8.00	8.00	8.00

Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the accumulated postretirement benefit obligation and net amount accrued at December 31, 2008 and 2007, were as follows:

(in millions)	2008	2007
Accumulated postretirement benefit obligation at January 1	$2,033	$2,113
Service cost	41	41
Interest cost	130	120
Benefits paid	(105)	(93)
Curtailments	28	(29)
Plan amendments		(23)
Assumption changes	117
Actuarial losses (gains)	161	(96)
Divestitures	(70)

Accrued postretirement health care costs at December 31	$2,335	$2,033

The current portion of Altria Group, Inc.’s accrued post-retirement health care costs of $127 million and $117 million at December 31, 2008 and 2007, respectively, is included in other accrued liabilities on the consolidated balance sheets.

The following assumptions were used to determine Altria Group, Inc.’s postretirement benefit obligations at December 31:

	2008	2007
Discount rate	6.10%	6.20%
Health care cost trend rate assumed for next year	8.00	8.00
Ultimate trend rate	5.00	5.00
Year that the rate reaches the ultimate trend rate	2015	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2008:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total of service and interest cost	12.9%	(10.3)%
Effect on postretirement benefit obligation	11.1	(9.6)

Altria Group, Inc.’s estimated future benefit payments for its postretirement health care plans at December 31, 2008, were as follows:

(in millions)
2009	$127
2010	136
2011	147
2012	154
2013	159
2014 – 2018	828

Postemployment Benefit Plans

Altria Group, Inc. sponsors postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2008, 2007 and 2006:

(in millions)	2008	2007	2006
Service cost	$2	$3	$4
Interest cost	2	3	4
Amortization of net loss	9	10	5
Other	240	294	28

Net postemployment costs	$253	$310	$41

“Other” postemployment cost primarily reflects incremental severance costs related to Altria Group, Inc.’s restructuring programs (see Note 3. Asset Impairment and Exit Costs).

For the postemployment benefit plans, the estimated net loss that is expected to be amortized from accumulated other comprehensive losses into net postemployment costs during 2009 is approximately $13 million.

Altria Group, Inc.’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2008 and 2007, were as follows:

(in millions)	2008	2007
Accrued postemployment costs at January 1	$439	$174
Service cost	2	3
Interest cost	2	3
Benefits paid	(168)	(36)
Actuarial losses and assumption changes	(40)	1
Other	240	294

Accrued postemployment costs at December 31	$475	$439

The accrued postemployment costs were determined using a weighted average discount rate of 5.2% and 5.8% in 2008 and 2007, respectively, an assumed ultimate annual turnover rate of 0.5% in 2008 and 2007, assumed compensation cost increases of 4.5% in 2008 and 2007, and assumed benefits as defined in the respective plans. Post-employment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 17.

Additional Information:

The amounts shown below are for continuing operations.

(in millions) For the Years Ended December 31,	2008	2007	2006
Research and development expense	$232	$269	$282

Advertising expense	$6	$5	$7

Interest and other debt expense, net:
Interest expense	$237	$475	$629
Interest income	(70)	(270)	(404)

	$167	$205	$225

Interest expense of financial services operations included in cost of sales	$38	$54	$81

Rent expense	$59	$67	$100

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2008, were as follows:

(in millions)
2009	$54
2010	51
2011	36
2012	18
2013	11
Thereafter	83

$253

Note 18.

Financial Instruments:

• Derivative Financial Instruments: Derivative financial instruments are used by Altria Group, Inc., principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. During the years ended December 31, 2008, 2007 and 2006, ineffectiveness related to fair value hedges and cash flow hedges was not material.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2008, 2007 and 2006, as follows (in millions):

(in millions)	2008	2007	2006
(Loss) gain as of January 1	$(5)	$13	$24
Derivative losses (gains) transferred to earnings	93	(45)	(35)
Change in fair value	(270)	25	24
Kraft spin-off		2
PMI spin-off	182

(Loss) gain as of December 31	$—	$(5)	$13

See Note 19. Fair Value Measurements for disclosures related to fair value of derivative financial instruments.

• Foreign exchange rates: During the first quarter of 2008, Altria Group, Inc. purchased forward foreign exchange contracts to mitigate its exposure to changes in exchange rates from its euro-denominated debt. While these forward exchange contracts were effective as economic hedges, they did not qualify for hedge accounting treatment and therefore $21 million of gains for the year ended December 31, 2008 relating to these contracts were reported in interest and other debt expense, net in Altria Group, Inc.’s consolidated statements of earnings. These contracts and the related debt matured in the second quarter of 2008. Subsequent to the maturities of these contracts, Altria Group, Inc. has had no derivative financial instruments remaining.

In addition, Altria Group, Inc. used foreign currency swaps to mitigate its exposure to changes in exchange rates related to foreign currency denominated debt. These swaps converted fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity, and were accounted for as cash flow hedges. Subsequent to the PMI distribution, Altria Group, Inc. has had no such swap agreements remaining. At December 31, 2007, the notional amounts of foreign currency swap agreements aggregated $1.5 billion.

Altria Group, Inc. also designated certain foreign currency denominated debt and forwards as net investment hedges of foreign operations. During the years ended December 31, 2008, 2007 and 2006, these hedges of net investments resulted in losses, net of income taxes, of $85 million, $45 million and $164 million, respectively, and were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments. The accumulated losses recorded as net investment hedges of foreign operations were recognized and recorded in connection with the PMI distribution. Subsequent to the PMI distribution, Altria Group, Inc. has no such net investment hedges remaining.

Credit exposure and credit risk

Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 8. Finance Assets, net regarding certain leases.

Note 19.

Fair Value Measurements:

On January 1, 2008, Altria Group, Inc. adopted SFAS 157, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

• Investments: The fair value of Altria Group, Inc.’s equity investment in SABMiller is based on readily available quoted market prices, which would meet the definition of a Level 1 input. For the fair value disclosure of the SABMiller investment, see Note 7. Investment in SABMiller.

• Debt: The fair value of a substantial portion of Altria Group, Inc.’s outstanding debt can be determined by using readily available quoted market prices, which would meet the definition of a Level 1 input. For the remaining portion of Altria Group, Inc.’s debt where quoted market prices are not available, the fair value is determined by utilizing quotes and market interest rates currently available to Altria Group, Inc. for issuances of debt with similar terms and remaining maturities, which would meet the definition of a Level 2 input. For the fair value disclosure of the outstanding debt, see Note 10. Long-Term Debt.

• Derivative Financial Instruments: Altria Group, Inc. assesses the fair value of its derivative financial instruments using internally developed models that use, as their basis, readily observable future amounts, such as cash flows, earnings, and the current market expectations of those future amounts. As discussed in Note 18. Financial Instruments, at December 31, 2008, Altria Group, Inc. had no derivative financial instruments remaining.

• Pension Assets: The fair value of substantially all of Altria Group, Inc.’s pension assets are based on readily available quoted market prices as well as other observable inputs which would meet the definition of a Level 1 or Level 2 input. For the fair value disclosure of the pension plan assets, see Note 16. Benefit Plans.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis until 2009. Altria Group, Inc. adopted this Staff Position beginning January 1, 2008 and deferred the application of SFAS 157 to goodwill and other intangible assets, net, until January 1, 2009. The adoption of the deferred portion of SFAS 157 is not expected to have a material impact on Altria Group, Inc.’s consolidated financial statements.

Note 20.

Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending or future cases. An unfavorable outcome or settlement of pending tobacco-related or other litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related or other litigation are or can be significant and, in certain cases, range in the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome.

Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 43 states now limit the dollar amount of bonds or require no bond at all.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as discussed elsewhere in this Note 20. Contingencies: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

It is possible that PM USA’s or Altria Group, Inc.’s consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, management believes the litigation environment has substantially improved in recent years. Altria Group, Inc., and each of its subsidiaries named as a defendant, believes and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so.

Overview of Tobacco-Related Litigation

• Types and Number of Cases: Claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs; (ii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring and purporting to be brought on behalf of a class of individual plaintiffs, including cases in which the aggregated claims of a number of individual plaintiffs are to be tried in a single proceeding; (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and nongovernmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits; (iv) class action suits alleging that the uses of the terms “Lights” and “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”); and (v) other tobacco-related litigation described below. Plaintiffs’ theories of recovery and the defenses raised in pending smoking and health, health care cost recovery and “Lights/Ultra Lights” cases are discussed below.

The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, Altria Group, Inc. as of December 31, 2008, December 31, 2007 and December 31, 2006.

Type of Case	Number of Cases Pending as of December 31, 2008	Number of Cases Pending as of December 31, 2007	Number of Cases Pending as of December 31, 2006
Individual Smoking and Health Cases(1)	99	105	196
Smoking and Health Class Actions and Aggregated Claims Litigation(2)	9	10	10
Health Care Cost Recovery Actions	3	3	5
“Lights/Ultra Lights” Class Actions	18	17	20
Tobacco Price Cases	2	2	2

(1)	Does not include 2,620 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke (“ETS”). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages. Also, does not include nine individual smoking and health cases brought against certain retailers that are indemnitees of PM USA. Additionally, does not include approximately 3,170 individual smoking and health cases brought by or on behalf of approximately 9,151 plaintiffs in Florida following the decertification of the Engle case discussed below. It is possible that some of these cases are duplicates and additional cases have been filed but not yet recorded on the courts’ dockets.
(2)	Includes as one case the 728 civil actions (of which 414 are actions against PM USA) that are proposed to be tried in a single proceeding in West Virginia. Middleton was named as a defendant in this action but it, along with other non-cigarette manufacturers, has been severed from this case. The West Virginia Supreme Court of Appeals has ruled that the United States Constitution does not preclude a trial in two phases in this case. Issues related to defendants’ conduct, plaintiffs’ entitlement to punitive damages and a punitive damages multiplier, if any, would be determined in the first phase. The second phase would consist of individual trials to determine liability, if any, and compensatory damages. In November 2007, the West Virginia Supreme Court of Appeals denied defendants’ renewed motion for review of the trial plan. In December 2007, defendants filed a petition for writ of certiorari with the United States Supreme Court, which was denied on February 25, 2008. The case was stayed pending the United States Supreme Court’s decision in Good v. Altria Group, Inc. et al., discussed below.

• International Tobacco-Related Cases: As of December 31, 2008, PM USA is a named defendant in a “Lights” class action in Israel and a health care cost recovery action in Israel. PM USA is a named defendant in two health care cost recovery actions in Canada, one of which also names Altria Group, Inc. as a defendant.

• Pending and Upcoming Trials: As of December 31, 2008, 50 Engle-progeny cases against PM USA were scheduled for trial in 2009. In addition, there are currently 5 individual smoking and health cases scheduled for trial in 2009. Cases against other tobacco companies are also scheduled for trial through the end of 2009. Trial dates are subject to change.

• Trial Results: Since January 1999, verdicts have been returned in 45 smoking and health, “Lights/Ultra Lights” and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 28 of the 45 cases. These 28 cases were tried in California (4), Florida (9), Mississippi (1), Missouri (2), New Hampshire (1), New Jersey (1), New York (3), Ohio (2), Pennsylvania (1), Rhode Island (1), Tennessee (2), and West Virginia (1). A motion for a new trial was granted in one of the cases in Florida.

Of the 17 cases in which verdicts were returned in favor of plaintiffs, eight have reached final resolution. A verdict against defendants in one health care cost recovery case has been reversed and all claims were dismissed with prejudice. In addition, a verdict against defendants in a purported “Lights” class action in Illinois (Price) was reversed and the case was dismissed with prejudice in December 2006. In December 2008, the plaintiff in Price filed a motion with the state trial court to vacate the judgment dismissing this case in light of the United States Supreme Court’s decision in Good (see below for a discussion of developments in Good and Price). After exhausting all appeals, PM USA has paid judgments totaling $73.6 million and interest totaling $35.1 million.

The chart below lists the verdicts and post-trial developments in the nine pending cases that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 2007	California/Whiteley	Individual Smoking and Health	Approximately $2.5 million in compensatory damages against PM USA and the other defendant in the case, as well as $250,000 in punitive damages against the other defendant in the case.	In October 2007, in a limited retrial on the issue of punitive damages, the jury found that plaintiffs are not entitled to punitive damages against PM USA. In November, the trial court entered final judgment and PM USA filed a motion for a new trial and for judgment notwithstanding the verdict. The trial court rejected these motions in January 2008. In March 2008, PM USA noticed an appeal to the California Court of Appeal, First Appellate District and in May 2008, posted a $2.2 million appeal bond.

August 2006	District of Columbia/ United States of America	Health Care Cost Recovery	Finding that defendants, including Altria Group, Inc. and PM USA, violated the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (RICO). No monetary damages were assessed, but the court made specific findings and issued injunctions. See Federal Government’s Lawsuit below.	See Federal Government’s Lawsuit below.

March 2005	New York/Rose	Individual Smoking and Health	$3.42 million in compensatory damages against two defendants, including PM USA, and $17.1 million in punitive damages against PM USA.	On April 10, 2008, an intermediate New York appellate court reversed the verdict and vacated the compensatory and punitive awards against PM USA. On December 16, 2008, the New York Court of Appeals affirmed the appellate court decision. On January 14, 2009, plaintiffs filed a petition with the New York Court of Appeals requesting that the court either vacate its earlier decision and reinstate the jury verdict or remand the case to the trial court for a new trial.

May 2004	Louisiana/Scott	Smoking and Health Class Action	Approximately $590 million against all defendants, including PM USA, jointly and severally, to fund a 10-year smoking cessation program.	See Scott Class Action below.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	In December 2002, the trial court reduced the punitive damages award to $28 million. In April 2006, the California Court of Appeal affirmed the $28 million punitive damages award. In January 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. In April 2008, the California Supreme Court denied PM USA’s petition for review. See discussion (1) below.

June 2002	Florida/Lukacs	Individual Smoking and Health	$37.5 million in compensatory damages against all defendants, including PM USA.	In March 2003, the trial court reduced the damages award to $24.8 million. PM USA’s share of the damages award is approximately $6 million. In January 2007, defendants petitioned the trial court to set aside the jury’s verdict and dismiss plaintiffs’ punitive damages claim. In August 2008, the trial court granted plaintiffs’ motion for entry of judgment and ordered compensatory damages of $24.8 million plus interest from the date of the verdict. In August 2008, PM USA filed a motion for reconsideration, which was denied. Final judgment was entered on November 12, 2008, awarding plaintiffs actual damages of $24.8 million, plus interest from the date of the verdict. Defendants filed a notice of appeal on December 1, 2008.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
March 2002	Oregon/Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.	In May 2002, the trial court reduced the punitive damages award to $100 million. In May 2006, the Oregon Court of Appeals affirmed the compensatory damages verdict, reversed the award of punitive damages and remanded the case to the trial court for a second trial to determine the amount of punitive damages, if any. In June 2006, plaintiff petitioned the Oregon Supreme Court to review the portion of the Court of Appeals’ decision reversing and remanding the case for a new trial on punitive damages. In October 2006, the Oregon Supreme Court announced that it would hold this petition in abeyance until the United States Supreme Court decided the Williams case discussed below. In February 2007, the United States Supreme Court vacated the punitive damages judgment in Williams and remanded Schwarz to the Oregon Supreme Court for proceedings consistent with its Williams decision. The parties have submitted their briefs to the Oregon Supreme Court, setting forth their respective views on how the Williams decision impacts the plaintiff’s pending petition for review.

July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.	See Engle Class Action below.

March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages (capped statutorily at $500,000), $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	See discussion (2) below.

(1)	Bullock: In August 2006, the California Supreme Court denied plaintiffs’ petition to overturn the trial court’s reduction of the punitive damages award and granted PM USA’s petition for review challenging the punitive damages award. The court granted review of the case on a “grant and hold” basis under which further action by the court was deferred pending the United States Supreme Court’s decision on punitive damages in the Williams case described below. In February 2007, the United States Supreme Court vacated the punitive damages judgment in Williams and remanded the case to the Oregon Supreme Court for proceedings consistent with its decision. Parties to the appeal in Bullock requested that the court establish a briefing schedule on the merits of the pending appeal. In May 2007, the California Supreme Court transferred the case to the Second District of the California Court of Appeal with directions that the court vacate its 2006 decision and reconsider the case in light of the United States Supreme Court’s decision in Williams. In January 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. In March 2008, plaintiffs and PM USA appealed to the California Supreme Court. In April 2008, the California Supreme Court denied both petitions for review. Following this decision, PM USA recorded a provision for compensatory damages of $850,000 plus costs and interest in the second quarter. The case has been remanded to the superior court for a new trial on the amount of punitive damages, if any. Trial is scheduled for June 2009. In July 2008, $43.3 million of escrow funds were returned to PM USA.
(2)	Williams: The trial court reduced the punitive damages award to $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court’s refusal to hear PM USA’s appeal, PM USA recorded a provision of $32 million and petitioned the United States Supreme Court for further review. In October 2003, the United States Supreme Court set aside the Oregon appellate court’s ruling and directed the Oregon court to reconsider the case in light of the 2003 State Farm decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In February 2006, the Oregon Supreme Court affirmed the Court of Appeals’ decision. Following this decision, PM USA recorded an additional provision of approximately $25 million in interest charges. The United States Supreme Court granted PM USA’s petition for writ of certiorari in May 2006. In February 2007, the United States Supreme Court vacated the $79.5 million punitive damages award, holding that the United States Constitution prohibits basing punitive damages awards on harm to non-parties. The Court also found that states must assure that appropriate procedures are in place so that juries are provided with proper legal guidance as to the constitutional limitations on awards of punitive damages. Accordingly, the Court remanded the case to the Oregon Supreme Court for further proceedings consistent with this decision. In January 2008, the Oregon Supreme Court affirmed the Oregon Court of Appeals’ June 2004 decision, which in turn, upheld the jury’s compensatory damage award and reinstated the jury’s award of $79.5 million in punitive damages. In March 2008, PM USA filed a petition for writ of certiorari with the United States Supreme Court, which was granted in June 2008. The United States Supreme Court heard oral argument on December 3, 2008.

• Security for Judgments: To obtain stays of judgments pending current appeals, as of December 31, 2008, PM USA has posted various forms of security totaling approximately $129 million, the majority of which has been collateralized with cash deposits that are included in other assets on the consolidated balance sheets.

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

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, and that members of the decertified class could file individual actions against defendants within one year of issuance of the mandate. The court further declared the following Phase I findings are entitled to res judicata effect in such individual actions brought within one year of the issuance of the mandate: (i) that smoking causes various diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants’ cigarettes were defective and unreasonably dangerous; (iv) that defendants concealed or omitted material information not otherwise known or available knowing that the material was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that defendants agreed to misrepresent information regarding the health effects or addictive nature of cigarettes with the intention of causing the public to rely on this information to their detriment; (vi) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vii) that all defendants sold or supplied cigarettes that were defective; and (viii) that defendants were negligent. The court also reinstated compensatory damage awards totaling approximately $6.9 million to two individual plaintiffs and found that a third plaintiff’s claim was barred by the statute of limitations. In February 2008, PM USA paid a total of $2,964,685, which represents its share of compensatory damages and interest to the two individual plaintiffs identified in the Florida Supreme Court’s order.

In August 2006, PM USA sought rehearing from the Florida Supreme Court on parts of its July 2006 opinion, including the ruling (described above) that certain jury findings have res judicata effect in subsequent individual trials timely brought by Engle class members. The rehearing motion also asked, among other things, that legal errors that were raised but not expressly ruled upon in the Third District Court of Appeal or in the Florida Supreme Court now be addressed. Plaintiffs also filed a motion for rehearing in August 2006 seeking clarification of the applicability of the statute of limitations to non-members of the decertified class. In December 2006, the Florida Supreme Court refused to revise its July 2006 ruling, except that it revised the set of Phase I findings entitled to res judicata effect by excluding finding (v) listed above (relating to agreement to misrepresent information), and added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations of fact made by defendants. In January 2007, the Florida Supreme Court issued the mandate from its revised opinion. Defendants then filed a motion with the Florida Third District Court of Appeal requesting that the court address legal errors that were previously raised by defendants but have not yet been addressed either by the Third District Court of Appeal or by the Florida Supreme Court. In February 2007, the Third District Court of Appeal denied defendants’ motion. In May 2007, defendants’ motion for a partial stay of the mandate pending the completion of appellate review was denied by the Third District Court of Appeal. In May 2007, defendants filed a petition for writ of certiorari with the United States Supreme Court. In October 2007, the United States Supreme Court denied defendants’ petition. In November 2007, the United States Supreme Court denied defendants’ petition for rehearing from the denial of their petition for writ of certiorari.

The deadline for filing Engle-progeny cases, as required by the Florida Supreme Court’s decision, expired on January 11, 2008. As of January 22, 2009, approximately 3,170 cases were pending against PM USA or Altria Group, Inc. asserting individual claims on or on behalf of approximately 9,151 plaintiffs. It is possible that some of these cases are duplicates and additional cases have been filed but not yet recorded on the courts’ dockets. Some of these cases have been removed from various Florida state courts to the federal district courts in Florida, while others were filed in federal court. In July 2007, PM USA and other defendants requested that the multi-district litigation panel order the transfer of all such cases pending in the federal courts, as well as any other Engle-progeny cases that may be filed, to the Middle District of Florida for pretrial coordination. The panel denied this request in December 2007. In October 2007, attorneys for plaintiffs filed a motion to consolidate all pending and future cases filed in the state trial court in Hillsborough County. The court denied this motion in November 2007. In February 2008, the trial court decertified the class except for purposes of the May 2001 bond stipulation, and formally vacated the punitive damage award pursuant to the Florida Supreme Court’s mandate. In April 2008, the trial court ruled that certain defendants, including PM USA, lacked standing with respect to allocation of the funds escrowed under the May 2001 bond stipulation and will receive no credit at this time from the $500 million paid by PM USA against any future punitive damages awards in cases brought by former Engle class members.

In May 2008, the trial court, among other things, decertified the limited class maintained for purposes of the May 2001 bond stipulation and, in July 2008, severed the remaining plaintiffs’ claims except for those of Howard Engle. The only remaining plaintiff in the Engle case, Howard Engle, voluntarily dismissed his claims with prejudice. In July 2008, attorneys for a putative former Engle class member petitioned the Florida Supreme Court to permit members of the Engle class additional time to file individual lawsuits. The Florida Supreme Court denied this petition on January 7, 2009.

Three federal district courts (in the Merlob, Brown and Burr cases) have ruled that the findings in the first phase of the Engle proceedings cannot be used to satisfy elements of plaintiffs’ claims, and two of those rulings (Brown and Burr) have been certified by the trial court for interlocutory review. The certification in both cases has been granted by the United States Court of Appeals for the Eleventh Circuit and the appeals have been consolidated. Approximately 4,000 Engle progeny cases pending in the federal district courts in the Middle District of Florida were stayed pending interlocutory review by the Eleventh Circuit. Several state trial court judges have issued contrary rulings that allowed plaintiffs to use the Engle findings to establish elements of their claims and required certain defenses to be stricken.

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

In June 2004, the court entered judgment, which awarded plaintiffs the approximately $590 million jury award plus prejudgment interest accruing from the date the suit commenced. PM USA’s share of the jury award and prejudgment interest has not been allocated. Defendants, including PM USA, appealed. Pursuant to a stipulation of the parties, the trial court entered an order setting the amount of the bond at $50 million for all defendants in accordance with an article of the Louisiana Code of Civil Procedure, and a Louisiana statute (the “bond cap law”), fixing the amount of security in civil cases involving a signatory to the MSA (as defined below). Under the terms of the stipulation, plaintiffs reserve the right to contest, at a later date, the sufficiency or amount of the bond on any grounds including the applicability or constitutionality of the bond cap law. In September 2004, defendants collectively posted a bond in the amount of $50 million.

In February 2007, the Louisiana Court of Appeal issued a ruling on defendants’ appeal that, among other things: affirmed class certification but limited the scope of the class; struck certain of the categories of damages included in the judgment, reducing the amount of the award by approximately $312 million; vacated the award of prejudgment interest, which totaled approximately $444 million as of February 15, 2007; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking before, and whose claims accrued by, September 1, 1988. As a result, the Louisiana Court of Appeal remanded the case for proceedings consistent with its opinion, including further reduction of the amount of the award based on the size of the new class. In March 2007, the Louisiana Court of Appeal rejected defendants’ motion for rehearing and clarification. In January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ petitions for writ of certiorari. Following the Louisiana Supreme Court’s denial of defendants’ petition for writ of certiorari, PM USA recorded a provision of $26 million in connection with the case. In March 2008, plaintiffs filed a motion to execute the approximately $279 million judgment plus post-judgment interest or, in the alternative, for an order to the parties to submit revised damages figures. Defendants filed a motion to have judgment entered in favor of defendants based on accrual of all class member claims after September 1, 1988 or, in the alternative, for the entry of a case management order. In April 2008, the Louisiana Supreme Court denied defendants’ motion to stay proceedings and the defendants filed a petition for writ of certiorari with the United States Supreme Court. In June 2008, the United States Supreme Court denied the defendant’s petition. Plaintiffs filed a motion to enter judgment in the amount of approximately $280 million (subsequently changed to approximately $264 million) and defendants filed a motion to enter judgment in their favor dismissing the case entirely or, alternatively, to enter a case management order for a new trial. In July 2008, the trial court entered an Amended Judgment and Reasons for Judgment denying both motions, but ordering defendants to deposit into the registry of the court the sum of $263,532,762 plus post-judgment interest of $87.7 million (as of December 31, 2008) while stating, however, that the judgment award “may be satisfied with something less than a full cash payment now” and that the court would “favorably consider” returning unused funds annually to defendants if monies allocated for that year were not fully expended.

        In September 2008, defendants filed an application for writ of mandamus or supervisory writ to secure the right to appeal with the Louisiana Circuit Court of Appeals. The appellate court, on November 17, 2008, granted the defendants’ writ and directed the trial court to enter an order permitting the appeal and to set the appeal bond in accordance with Louisiana law. Plaintiffs’ supervisory writ petition to the

Louisiana Supreme Court was denied on December 10, 2008. On December 15, 2008, the trial court entered an order permitting the appeal and approving a $50 million bond for all defendants in accordance with the Louisiana “bond cap law” discussed above.

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

In July 2008, the New York Supreme Court, Appellate Division, First Department in Fabiano, an individual personal injury case, held that plaintiffs’ punitive damages claim was barred by the MSA (as defined below) based on principles of res judicata because the New York Attorney General had already litigated the punitive damages claim on behalf of all New York residents. In August 2008, plaintiffs filed a motion for permission to appeal to the Court of Appeals. The motion was denied on November 13, 2008.

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

Two purported class actions pending against PM USA have been brought in New York (Caronia, filed in January 2006 in the United States District Court for the Eastern District of New York) and Massachusetts (Donovan, filed in December 2006, in the United States District Court for the District of Massachusetts) on behalf of each state’s respective residents who: are age 50 or older; have smoked the Marlboro brand for 20 pack-years or more; and have neither been diagnosed with lung cancer nor are under investigation by a physician for suspected lung cancer. Plaintiffs in these cases seek to impose liability under various product-based causes of action and the creation of a court-supervised program providing members of the purported class Low Dose CT Scanning in order to identify and diagnose lung cancer. Neither claim seeks punitive damages. Plaintiffs’ motion for class certification and defendant’s motion for summary judgment are pending in Caronia. Defendants’ motions for summary judgment and judgment on the pleadings and plaintiffs’ motion for class certification are pending in Donovan. In Donovan, the district court entered an order on December 31, 2008 expressing an intention to certify questions to the Supreme Judicial Court of Massachusetts regarding the medical monitoring and statute of limitations issues.

On November 17, 2008, a purported class action naming PM USA, Altria Group, Inc. and the other major cigarette manufacturers as defendants was filed in the United States District Court for the Northern District of Georgia on behalf of a purported class of cigarette smokers who seek medical monitoring (Peoples). Plaintiffs allege that the tobacco companies conspired to convince the National Cancer Institute (“NCI”) to not recommend spiral CT scans to screen for lung cancer and plaintiffs assert claims based on defendants’ purported violations of RICO. The complaint identifies the purported class as all residents of the State of Georgia who, by virtue of their age and history of smoking cigarettes, are at increased risk for developing lung cancer; are fifty years of age or older; have cigarette smoking histories of 20 pack-years or more; and are covered by an insurance company, Medicare, Medic-aid or a third party medical payor. Plaintiffs seek relief in the form of the creation of a fund for medical monitoring and punitive damages.

Health Care Cost Recovery Litigation

• Overview: In health care cost recovery litigation, governmental entities and non-governmental plaintiffs seek reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.

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

In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In addition, a $17.8 million verdict against defendants (including $6.8 million against PM USA) was reversed in a health care cost recovery case in New York, and all claims were dismissed with prejudice in February 2005 (Blue Cross/Blue Shield). The trial in the health care cost recovery case brought by the City of St. Louis, Missouri and approximately 40 Missouri hospitals, in which PM USA and Altria Group, Inc. are defendants, is scheduled to begin in January 2010.

Individuals and associations have also sued in purported class actions or as private attorneys general under the Medicare as Secondary Payer (“MSP”) provisions of the Social Security Act to recover from defendants Medicare expenditures allegedly incurred for the treatment of smoking-related diseases. Cases brought in New York (Mason), Florida (Glover) and Massachusetts (United Seniors Association) have been dismissed by federal courts. In April 2008, an action, National Committee to Preserve Social Security and Medicare, et al. v. Philip Morris USA, et al. (“National Committee I”), was brought under the Medicare as Secondary Payer statute in the Circuit Court of the Eleventh Judicial Circuit of and for Miami County, Florida, but was dismissed voluntarily in May 2008. The action purported to be brought on behalf of Medicare to recover an unspecified amount of damages equal to double the amount paid by Medicare for smoking-related health care services provided from April 19, 2002 to the present.

In May 2008, an action, National Committee to Preserve Social Security, et al. v. Philip Morris USA, et al., was brought under the Medicare as Secondary Payer statute in United States District Court for the Eastern District of New York. This action was brought by the same plaintiffs as National Committee I and similarly purports to be brought on behalf of Medicare to recover an unspecified amount of damages equal to double the amount paid by Medicare for smoking-related health care services provided from May 21, 2002 to the present. In July 2008, defendants filed a motion to dismiss plaintiffs’ claims and plaintiffs filed a motion for partial summary judgment. The court heard argument on both motions on November 20, 2008.

In addition to the cases brought in the United States, health care cost recovery actions have also been brought against tobacco industry participants, including PM USA, in Israel (1), the Marshall Islands (1 dismissed), and Canada (2) and other entities have stated that they are considering filing such actions. In September 2005, in the first of the two health care recovery cases filed in Canada, the Canadian Supreme Court ruled that legislation passed in British Columbia permitting the lawsuit is constitutional, and, as a result, the case, which had previously been dismissed by the trial court, was permitted to proceed. PM USA’s and other defendants’ challenge to the British Columbia court’s exercise of jurisdiction was rejected by the Court of Appeals of British Columbia and, in April 2007, the Supreme Court of Canada denied review of that decision. During 2008, the Province of New Brunswick, Canada, proclaimed into law previously adopted legislation allowing reimbursement claims to be brought against cigarette manufacturers, and it filed suit shortly thereafter. Altria Group, Inc. and PM USA are named as defendants in New Brunswick’s case. Several other provinces in Canada have enacted similar legislation or are in the process of enacting similar legislation. See “Third Party Guarantees” for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

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

• Possible Adjustments in MSA Payments for 2003, 2004, 2005 and 2006: Pursuant to the provisions of the MSA, domestic tobacco product manufacturers, including PM USA, who are original signatories to the MSA (the “Original Participating Manufacturers” or “OPMs”) are participating in proceedings that may result in downward adjustments to the amounts paid by the OPMs and the other MSA participating manufacturers to the states and territories that are parties to the MSA for the years 2003, 2004, 2005 and 2006. The proceedings are based on the collective loss of market share for 2003, 2004, 2005 and 2006, respectively, by all participating manufacturers who are subject to the payment obligations and marketing restrictions of the MSA to non-participating manufacturers (“NPMs”) who are not subject to such obligations and restrictions.

In these proceedings, an independent economic consulting firm jointly selected by the MSA parties or otherwise selected pursuant to the MSA’s provisions is required to determine whether the disadvantages of the MSA were a “significant factor” contributing to the collective loss of market share for the year in question. If the firm determines that the disadvantages of the MSA were such a “significant factor,” each state may avoid a downward adjustment to its share of the participating manufacturers’ annual payments for that year by establishing that it diligently enforced a qualifying escrow statute during the entirety of that year. Any potential downward adjustment would then be reallocated to those states that do not establish such diligent enforcement. PM USA believes that the MSA’s arbitration clause requires a state to submit its claim to have diligently enforced a qualifying escrow statute to binding arbitration before a panel of three former federal judges in the manner provided for in the MSA. A number of states have taken the position that this claim should be decided in state court on a state-by-state basis.

In March 2006, an independent economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2003. In February 2007, this same firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2004. In February 2008, the same economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2005. A different economic consulting firm has been selected to make the “significant factor” determination regarding the participating manufacturers’ collective loss of market share for the year 2006. The new firm’s decision with respect to 2006 is expected in March 2009.

Following the economic consulting firm’s determination with respect to 2003, thirty-eight states filed declaratory judgment actions in state courts seeking a declaration that the state diligently enforced its escrow statute during 2003. The OPMs and other MSA-participating manufacturers have responded to these actions by filing motions to compel arbitration in accordance with the terms of the MSA, including filing motions to compel arbitration in eleven MSA states and territories that have not filed declaratory judgment actions. Courts in all 46 MSA states and the District of Columbia and Puerto Rico have ruled that the question of whether a state diligently enforced its escrow statute during 2003 is subject to arbitration. Several of these rulings remain subject to appeal or further review. Additionally, Ohio filed a declaratory judgment action in state court with respect to the 2004 diligent enforcement issue. The action has been stayed pending the decision about the 2003 payments. In December 2008, PM USA, the other OPMs and approximately 25 other MSA-participating manufacturers entered into an agreement regarding arbitration concerning the 2003 NPM adjustment. As of January 22, 2009, 30 states have also entered into the agreement. The agreement provides for selection of the arbitration panel for the 2003 NPM adjustment beginning by October 1, 2009 and for the arbitration then to proceed. The agreement further provides for a partial liability reduction for the 2003 NPM adjustment of 10-20% for states that enter into the agreement by January 30, 2009 and are determined in the arbitration not to have diligently enforced a qualifying escrow statute during 2003. The exact percentage reduction will be determined based on the number of states that become signatories to the agreement before January 30, 2009. The partial liability reduction would reduce the amount of PM USA’s 2003 NPM adjustment by up to a corresponding percentage.

The availability and the precise amount of any NPM adjustment for 2003, 2004, 2005 and 2006 will not be finally determined until 2010 or thereafter. There is no certainty that the OPMs and other MSA-participating manufacturers will ultimately receive any adjustment as a result of these proceedings. If the OPMs do receive such an adjustment through these proceedings, the adjustment would be allocated among the OPMs pursuant to the MSA’s provisions, and PM USA’s share would likely be applied as a credit against one or several future MSA payments.

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

In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out, which is estimated at approximately $9.5 billion, is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments offset already scheduled payments to the NTGST. However, two of the grower states, Maryland and Pennsylvania, have filed claims in the North Carolina state courts, asserting that the companies which established the NTGST (including PM USA) must continue making payments under the NTGST through 2010 for the benefit of Maryland and Pennsylvania growers (such continuing payments would represent slightly more than one percent of the originally scheduled payments that would have been due to the NTGST for the years 2005 through 2010) notwithstanding the offsets resulting from the FETRA payments. The North Carolina trial court held in favor of Maryland and Pennsylvania, and the companies (including PM USA) appealed. The North Carolina Court of Appeals, in December 2008, reversed the trial court ruling. On January 20, 2009, Maryland and Pennsylvania filed a notice of appeal to the North Carolina Supreme Court. In addition to the approximately $9.5 billion cost of the buy-out, FETRA also obligated manufacturers and importers of tobacco products to cover any losses (up to $500 million) that the government incurred on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. PM USA has paid $138 million for its share of the tobacco pool stock losses. The quota buyout did not have a material impact on Altria Group, Inc.’s 2008 consolidated results and Altria Group, Inc. does not currently anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2009 and beyond.

• Other MSA-Related Litigation: PM USA was named as a defendant in an action brought in October 2008 in federal court in Kentucky by an MSA participating manufacturer that is not an OPM. Other defendants include various other participating manufacturers and the Attorneys General of all 52 states and territories that are parties to the MSA. The plaintiff alleged that certain of the MSA’s payment provisions discriminate against it in favor of certain other participating manufacturers in violation of the federal antitrust laws and the United States Constitution. The plaintiff also sought injunctive relief, alteration of certain MSA payment provisions as applied to it, treble damages under the federal antitrust laws, and/or rescission of its joinder in the MSA. The plaintiff also filed a motion for a preliminary injunction enjoining the states from enforcing the allegedly discriminatory payment provisions against it during the pendency of action. On November 14, 2008, defendants filed a motion to dismiss the complaint on various grounds and, on January 5, 2009, the court dismissed the complaint and denied plaintiff’s request for preliminary injunctive relief.

In December 2008, PM USA was named as a defendant in an action seeking declaratory relief under the MSA. The action was filed in California state court by the same MSA participating manufacturer that filed the Kentucky action discussed in the preceding paragraph. Other defendants include the State of California and various other participating manufacturers. The plaintiff is seeking a declaratory judgment that its proposed amended adherence agreement with California and other states that are parties to the MSA is consistent with provisions in the MSA, and that the MSA’s limited most favored nations provision does not apply to the proposed agreement. Plaintiff seeks no damages in this action. Defendants have not yet responded to the complaint.

Without naming PM USA or any other private party as a defendant, manufacturers that have elected not to sign the MSA (“NPMs”) and/or their distributors or customers have filed several legal challenges to the MSA and related legislation. New York state officials are defendants in a lawsuit pending in the United States District Court for the Southern District of New York in which cigarette importers allege that the MSA and/or related legislation violates federal antitrust laws and the Commerce Clause of the United States Constitution. In a separate proceeding pending in the same court, plaintiffs assert the same theories against not only New York officials but also the Attorneys General for thirty other states. The United States Court of Appeals for the Second Circuit has held that the allegations in both actions, if proven, establish a basis for relief on antitrust and Commerce Clause grounds and that the trial courts in New York have personal jurisdiction sufficient to enjoin other states’ officials from enforcing their MSA-related legislation. On remand in those two actions, one trial court has granted summary judgment for the New York officials and the other has held that plaintiffs are unlikely to succeed on the merits. In addition, a preliminary injunction against New York officials’ enforcement against plaintiffs of the state’s “allocable share” amendment to the MSA’s Model Escrow Statute has been lifted.

In another action, the United States Court of Appeals for the Fifth Circuit reversed a trial court’s dismissal of challenges to MSA-related legislation in Louisiana under the First and Fourteenth Amendments to the United States Constitution. The case and another challenge to Louisiana’s participation in the MSA and Louisiana’s MSA-related legislation began summary judgment proceedings during the fourth quarter of 2008. Another proceeding has been initiated before an international arbitration tribunal under the provisions of the North American Free Trade Agreement. A two-day hearing on the merits is scheduled for June 2009. An appeal from trial court decisions holding that plaintiffs have failed to make allegations establishing a claim for relief is pending with the United States Court of Appeals for the Eighth Circuit. The United States Courts of Appeals for the Sixth and Ninth Circuits have affirmed the dismissals in two similar challenges. In July 2008, the United States Court of Appeals for the Tenth Circuit affirmed dismissals and summary judgment orders in two cases emanating from Kansas and Oklahoma, and in doing so rejected antitrust and constitutional challenges to the allocable share amendment legislation in those states.

• Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including Altria Group, Inc. asserting claims under three federal statutes, namely the Medical Care Recovery Act (“MCRA”), the MSP provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also sought what it alleged to be equitable and declaratory relief, including disgorgement of profits which arose from defendants’ allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under the civil provisions of RICO.

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

In August 2006, the federal trial court entered judgment in favor of the government. The court held that certain defendants, including Altria Group, Inc. and PM USA, violated RICO and engaged in 7 of the 8 “sub-schemes” to defraud that the government had alleged. Specifically, the court found that:

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

The court did not impose monetary penalties on the defendants, but ordered the following relief: (i) an injunction against “committing any act of racketeering” relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against “making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes”; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including “Lights,” “Ultra Lights” and “low tar,” which the court found could cause consumers to believe one cigarette brand is less hazardous than another brand; (v) the issuance of “corrective statements” in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking “low tar” or “light” cigarettes, defendants’ manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants’ public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the Federal Trade Commission, for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government’s costs in bringing the action.

In September 2006, defendants filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit. In September 2006, the trial court denied defendants’ motion to stay the judgment pending defendants’ appeals, and defendants then filed an emergency motion with the Court of Appeals to stay enforcement of the judgment pending their appeals. In October 2006, the government filed a notice of appeal in which it appealed the denial of certain remedies, including the disgorgement of profits and the cessation remedies it had sought. In October 2006, a three-judge panel of the United States Court of Appeals granted defendants’ motion and stayed the trial court’s judgment pending its review of the decision. Certain defendants, including PM USA and Altria Group, Inc., filed a motion to clarify the trial court’s August 2006 Final Judgment and Remedial Order. In March 2007, the trial court denied in part and granted in part defendants’ post-trial motion for clarification of portions of the court’s remedial order. As noted above, the trial court’s judgment and remedial order remain stayed pending the appeal to the Court of Appeals. Oral argument before the United States Court of Appeals for the District of Columbia Circuit was heard in October, 2008.

“Lights/Ultra Lights” Cases

• Overview: Plaintiffs in these class actions (some of which have not been certified as such), allege, among other things, that the uses of the terms “Lights” and/or “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or RICO violations, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. These class actions have been brought against PM USA and, in certain instances, Altria Group, Inc. or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and Superslims, Merit Lights and Cambridge Lights. Defenses raised in these cases include lack of misrepresentation, lack of causation, injury, and damages, the statute of limitations, express preemption by the Federal Cigarette Labeling and Advertising Act (“FCLAA”) and implied preemption by the policies and directives of the Federal Trade Commission (“FTC”), non-liability under state statutory provisions exempting conduct that complies with federal regulatory directives, and the First Amendment. As of January 22, 2009, eighteen cases are pending as follows: Arkansas (2), Delaware (1), Florida (1), Illinois (2), Maine (1), Massachusetts (1), Minnesota (1), Missouri (1), New Hampshire (1), New Jersey (1), New Mexico (1), New York (1), Oregon (1), Tennessee (1), and West Virginia (2). In addition, a purported “Lights” class action is pending against PM USA in Israel. Other entities have stated that they are considering filing such actions against Altria Group, Inc. and PM USA.

• Recent Case: Since the December 15, 2008, U.S. Supreme Court decision in Good, one new “Lights” class action was brought against PM USA and Altria Group, Inc. in Illinois (Goins).

• The Good Case: In May 2006, a federal trial court in Maine granted PM USA’s motion for summary judgment in Good, a purported “Lights” class action, on the grounds that plaintiffs’ claims are preempted by the FCLAA and dismissed the case. In August 2007, the United States Court of Appeals for the First Circuit vacated the district court’s grant of PM USA’s motion for summary judgment on federal preemption grounds and remanded the case to district court. The district court stayed the case pending the United States Supreme Court’s ruling on defendants’ petition for writ of certiorari with the United States Supreme Court, which was granted on January 18, 2008. The case was stayed pending the United States Supreme Court’s decision. On December 15, 2008, the United States Supreme Court ruled that plaintiffs’ claims are not barred by federal preemption. Although the Court rejected the argument that the FTC’s actions were so extensive with respect to the descriptors that the state law claims were barred as a matter of federal law, the Court’s decision was limited: it did not address the ultimate merits of plaintiffs’ claim, the viability of the action as a class action, or other state law issues. Stays entered in various “Lights” cases pending Good have been lifted.

• “Lights” Cases Dismissed, Not Certified or Ordered De-Certified: To date, 12 courts in 13 cases have refused to certify class actions, reversed prior class certification decisions or have entered judgment in favor of PM USA. Trial courts in Arizona, Kansas, New Mexico, Oregon, Washington and New Jersey have refused to certify a class, an appellate court in Florida has overturned class certification by a trial court, the Ohio Supreme Court has overturned class certifications in two cases, the United States Court of Appeals for the Fifth Circuit has dismissed a purported “Lights” class action brought in Louisiana federal court (Sullivan) on the grounds that plaintiffs’ claims were preempted by the FCLAA, plaintiffs voluntarily dismissed an action in a federal trial court in Michigan after the court dismissed claims asserted under the Michigan Unfair Trade and Consumer Protection Act, and the Supreme Court of Illinois has overturned a judgment in favor of a plaintiff class in the Price case (see below for further discussion of Price). An intermediate appellate court in Oregon and the Supreme Court in Washington have denied plaintiffs’ motions for interlocutory review of the trial courts’ refusals to certify a class. In the Oregon case (Pearson), in February 2007, PM USA filed a motion for summary judgment based on federal preemption and the Oregon statutory exemption. In September 2007, the District Court granted PM USA’s motion based on express preemption under the FCLAA, and plaintiffs appealed this dismissal to the Oregon Court of Appeals. In February 2008, the parties filed a joint motion to hold the appeal in abeyance pending the United States Supreme Court’s decision in Good, which motion was denied. Plaintiffs in the case in Washington voluntarily dismissed the case with prejudice. Plaintiffs in the New Mexico case renewed their motion for class certification, and the case was stayed pending the United States Supreme Court’s decision in Good. Plaintiffs in the Florida case (Hines) petitioned the Florida Supreme Court for further review, and in January 2008, the Florida Supreme Court denied this petition. Hines was stayed pending the United States Supreme Court’s decision in Good.

In September 2005, a New York federal trial court in Schwab granted in part defendants’ motion for partial summary judgment dismissing plaintiffs’ claims for equitable relief and denied a number of plaintiffs’ motions for summary judgment. In November 2005, the trial court ruled that the plaintiffs would be permitted to calculate damages on an aggregate basis and use “fluid recovery” theories to allocate them among class members. In September 2006, the trial court denied defendants’ summary judgment motions and granted plaintiffs’ motion for certification of a nationwide class of all United States residents that purchased cigarettes in the United States that were labeled “Light” or “Lights” from the first date defendants began selling such cigarettes until the date trial commences. The court also declined to certify the order for interlocutory appeal, declined to stay the case and ordered jury selection to begin in January 2007, with trial scheduled to begin immediately after the jury is impaneled. In October 2006, a single judge of the United States Court of Appeals for the Second Circuit granted PM USA’s petition for a temporary stay of pre-trial and trial proceedings pending disposition of the petitions for stay and interlocutory review by a three-judge panel of the Court of Appeals. In November 2006, the Second Circuit granted interlocutory review of the trial court’s class certification order and stayed the case before the trial court pending the appeal. In April 2008, the Second Circuit overturned the trial court’s class certification decision.

• The Price Case: Trial in the Price case commenced in state court in Illinois in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In connection with the judgment, PM USA deposited into escrow various forms of collateral, including cash and negotiable instruments. In December 2005, the Illinois Supreme Court issued its judgment, reversing the trial court’s judgment in favor of the plaintiffs and directing the trial court to dismiss the case. In May 2006, the Illinois Supreme Court denied plaintiffs’ motion for re-hearing, in November 2006, the United States Supreme Court denied plaintiffs’ petition for writ of certiorari and, in December 2006, the Circuit Court of Madison County enforced the Illinois Supreme Court’s mandate and dismissed the case with prejudice. In January 2007, plaintiffs filed a motion to vacate or withhold judgment based upon the United States Supreme Court’s grant of the petition for writ of certiorari in Watson (discussed below). In May 2007, PM USA filed applications for a writ of mandamus or a supervisory order with the Illinois Supreme Court seeking an order compelling the lower courts to deny plaintiffs’ motion to vacate and/or withhold judgment. In August 2007, the Illinois Supreme Court granted PM USA’s motion for supervisory order and the trial court dismissed plaintiff’s motion to vacate or withhold judgment. In connection with the trial court’s initial judgment in 2003, PM USA deposited into escrow various forms of collateral, including cash and negotiable instruments, all of which has since been released and returned to PM USA.

On December 18, 2008, plaintiffs filed with the trial court a petition for relief from the final judgment that was entered in favor of PM USA. Specifically, plaintiffs seek to vacate the 2005 Illinois Supreme Court judgment, contending that the United States Supreme Court’s December 15, 2008, decision in Good demonstrated that the Illinois Supreme Court’s decision was “inaccurate.”

• Trial Court Class Certifications: Trial courts have certified classes against PM USA in Massachusetts (Aspinall), Minnesota (Curtis), and Missouri (Craft). PM USA has appealed or otherwise challenged these class certification orders. Developments in these cases include:

• Aspinall: In August 2004, the Massachusetts Supreme Judicial Court affirmed the class certification order. In August 2006, the trial court denied PM USA’s motion for summary judgment based on the state consumer protection statutory exemption and federal preemption. On motion of the parties, the trial court has subsequently reported its decision to deny summary judgment to the appeals court for review and the trial court proceedings are stayed pending completion of the appellate review. Motions for direct appellate review with the Massachusetts Supreme Judicial Court were granted in April 2007 and oral arguments were heard in January 2008. In March 2008, the Supreme Judicial Court issued an order staying the proceedings pending the resolution of Good. On December 23, 2008, subsequent to the United States Supreme Court’s decision in Good, the Massachusetts Supreme Judicial Court issued an order requesting that the parties advise the court within 30 days whether the Good decision is dispositive of federal preemption issues pending on appeal. On January 21, 2009, PM USA notified the Massachusetts Supreme Judicial Court that Good is dispositive of the federal preemption issues on appeal, but requested further briefing on the state law statutory exemption issue.

• Curtis: In April 2005, the Minnesota Supreme Court denied PM USA’s petition for interlocutory review of the trial court’s class certification order. In September 2005, PM USA removed Curtis to federal court based on the Eighth Circuit’s decision in Watson, which upheld the removal of a “Lights” case to federal court based on the “federal officer” jurisdiction of the Federal Trade Commission. In February 2006, the federal court denied plaintiffs’ motion to remand the case to state court. The case was stayed pending the outcome of Dahl v. R. J. Reynolds Tobacco Co., which was argued before the United States Court of Appeals for the Eighth Circuit in December 2006. In February 2007, the United States Court of Appeals for the Eighth Circuit issued its ruling in Dahl, and reversed the federal district court’s denial of plaintiffs’ motion to remand that case to the state trial court. In October 2007, the federal district court remanded the Curtis case to state court. In December 2007, the Minnesota Court of Appeals reversed the trial court’s determination in Dahl that plaintiffs’ claims in that case were subject to express preemption, and defendant in that case has petitioned the Minnesota Supreme Court for review. The court has set a trial date of February 16, 2010. (Curtis had been stayed pending the United States Supreme Court’s decision in Good).

• Craft: In August 2005, a Missouri Court of Appeals affirmed the class certification order. In September 2005, PM USA removed Craft to federal court based on the Eighth Circuit’s decision in Watson. In March 2006, the federal trial court granted plaintiffs’ motion and remanded the case to the Missouri state trial court. In May 2006, the Missouri Supreme Court declined to review the trial court’s class certification decision. The Court has set a trial date of January 11, 2010. (Craft had been stayed pending the United States Supreme Court’s decision in Good).

In addition to these cases, in June 2007, the United States Supreme Court reversed the lower court rulings in the Watson case that denied plaintiffs’ motion to have the case heard in a state, as opposed to federal, trial court. The Supreme Court rejected defendants’ contention that the case must be tried in federal court under the “federal officer” statute. The case has been remanded to the state trial court in Arkansas. In March 2008, the case was stayed pending the outcome of the United States Supreme Court’s decision in Good. In December 2005, in the Miner case, which was pending at that time in the United States District Court for the Western District of Arkansas, plaintiffs moved for certification of a class composed of individuals who purchased Marlboro Lights or Cambridge Lights brands in Arkansas, California, Colorado, and Michigan. PM USA’s motion for summary judgment based on preemption and the Arkansas statutory exemption is pending. Following the filing of this motion, plaintiffs moved to voluntarily dismiss Miner without prejudice, which PM USA opposed. The court then stayed the case pending the United States Supreme Court’s decision on a petition for writ of certiorari in Watson. In July 2007, the case was remanded to a state trial court in Arkansas. In August 2007, plaintiffs renewed their motion for class certification. In October 2007, the court denied PM USA’s motion to dismiss on procedural grounds and the court entered a case management order. The case had been stayed pending the United States Supreme Court’s decision in Good. In addition, plaintiffs’ motion for class certification is pending in a case in Tennessee (McClure); on January 12, 2009, PM USA filed a motion to dismiss the plaintiffs’ request for class action treatment.

Certain Other Tobacco-Related Litigation

• Tobacco Price Cases: As of December 31, 2008, two separate cases were pending, one in Kansas and one in New Mexico, in which plaintiffs allege that defendants, including PM USA, conspired to fix cigarette prices in violation of antitrust laws. Altria Group, Inc. is a defendant in the case in Kansas. Plaintiffs’ motions for class certification have been granted in both cases. In June 2006, defendants’ motion for summary judgment was granted in the New Mexico case. On November 18, 2008, the New Mexico Court of Appeals reversed the trial court decision granting summary judgment as to certain defendants, including PM USA. On January 7, 2009, PM USA and other defendants filed a petition for writ of certiorari with the New Mexico Supreme Court seeking reversal of the appellate court’s decision. The case in Kansas had been stayed pending the Kansas Supreme Court’s decision on defendants’ petition regarding certain discovery rulings by the trial court; the Kansas Supreme Court denied the petition in April 2008 and the stay has been lifted.

• Cigarette Contraband Investigation: In 2008, Canadian authorities concluded the investigation relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s and executed a complete release of Altria Group, Inc. and its affiliates.

• Cases Under the California Business and Professions Code: In June 1997, a lawsuit (Brown) was filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs’ claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2004, the trial court granted defendants’ motion for summary judgment as to plaintiffs’ claims attacking defendants’ cigarette advertising and promotion and denied defendants’ motion for summary judgment on plaintiffs’ claims based on allegedly false affirmative statements. Plaintiffs’ motion for rehearing was denied. In March 2005, the court granted defendants’ motion to decertify the class based on a recent change in California law, which, in two July 2006 opinions, the California Supreme Court ruled applicable to pending cases. Plaintiffs’ motion for reconsideration of the order that decertified the class was denied, and plaintiffs have appealed. In September 2006, an intermediate appellate court affirmed the trial court’s order decertifying the class. In November 2006, the California Supreme Court accepted review of the appellate court’s decision.

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

In September 2005, a purported class action lawsuit (Reynolds) was filed by a California consumer against PM USA alleging that PM USA violated certain California consumer protection laws in connection with the alleged expiration of Marlboro Miles’ proofs of purchase, which could be used in accordance with the terms and conditions of certain time-limited promotions to acquire merchandise from Marlboro catalogues. PM USA’s motion to dismiss the case was denied in March 2006. In September 2006, PM USA filed a motion for summary judgment as to plaintiff’s claims for breach of the implied covenant of good faith and fair dealing. In October 2006, PM USA filed a second summary judgment motion seeking dismissal of plaintiff’s claims under certain California consumer protection statutes. In June 2007, the court denied PM USA’s motions for summary judgment. In January 2008, PM USA’s application for interlocutory review by the United States Court of Appeals for the Ninth Circuit was granted.

Certain Other Actions

• IRS Challenges to PMCC Leases: The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) in March 2006. The RAR disallowed benefits pertaining to certain PMCC leveraged lease transactions for the years 1996 through 1999. Altria Group, Inc. has agreed with all conclusions of the RAR, with the exception of the disallowance of benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999. Altria Group, Inc. contests approximately $150 million of tax and net interest assessed and paid with regard to them. The IRS may in the future challenge and disallow more of PMCC’s leveraged lease benefits based on Revenue Rulings, an IRS Notice and subsequent case law addressing specific types of leveraged leases (lease-in/lease-out (“LILO”) and sale-in/lease-out (“SILO”) transactions). In October 2006, Altria Group, Inc. filed a complaint in the United States District Court for the Southern District of New York to claim refunds on a portion of these tax payments and associated interest for the years 1996 and 1997. In March 2008, Altria Group, Inc. and the government filed simultaneous motions for summary judgment. Those motions are pending.

In March 2008, Altria Group, Inc. filed a second complaint in the United States District Court for the Southern District of New York seeking a refund of the tax payments and associated interest for the years 1998 and 1999 attributable to the disallowance of benefits claimed in those years with respect to the leases included in the October 2006 filing and with respect to certain other leases entered into in 1998 and 1999.

Altria Group, Inc. considered this matter in its adoption of FASB Interpretation No. 48 and FASB Staff Position No. FAS 13-2. Should Altria Group, Inc. not prevail in this litigation, however, Altria Group, Inc. may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. Related litigation involving another party and a significantly different LILO transaction has been decided in favor of the IRS in a recent decision in the Fourth Circuit. Related litigation involving another party and a significantly different SILO transaction has been decided in favor of the IRS in a recent decision in the United States District Court for the Northern District of Ohio.

• Kraft Thrift Plan Case: Four participants in the Kraft Foods Global, Inc. Thrift Plan (“Kraft Thrift Plan”), a defined contribution plan, filed a class action complaint on behalf of all participants and beneficiaries of the Kraft Thrift Plan in July 2008 in the United States District Court for the Northern District of Illinois alleging breach of fiduciary duty under the Employee Retirement Income Security Act (“ERISA”). Named defendants in this action include Altria Corporate Services, Inc. (now Altria Client Services Inc.) and certain company committees that allegedly had a relationship to the Kraft Thrift Plan. Plaintiffs request, among other remedies, that defendants restore to the Kraft Thrift Plan all losses improperly incurred. The Altria Group, Inc. defendants deny any violation of ERISA or other unlawful conduct and intend to defend the case vigorously. Under the terms of a Distribution Agreement between Altria Group, Inc. and Kraft, Altria Client Services Inc. and related defendants may be entitled to indemnity against any liabilities incurred in connection with this case.

• UST Litigation: In September 2008, plaintiffs filed a purported class action on behalf of a purported class of UST stockholders in Superior Court in Connecticut to enjoin the proposed acquisition of UST by Altria Group, Inc., alleging that UST and/or nine of its directors had violated their fiduciary duties by agreeing to the terms of the acquisition and that Altria Group, Inc. had aided and abetted in the alleged violation. In October 2008, plaintiffs amended the complaint to add allegations concerning UST’s definitive proxy statement and certain benefits payable to UST’s officers in connection with the transaction. The amended complaint also added aiding and abetting claims against UST. On December 17, 2008, the parties entered into a Memorandum of Understanding to settle this lawsuit and resolve all claims. The settlement amount was immaterial. The process for obtaining court approval is on-going.

Environmental Regulation

Altria Group, Inc. and its subsidiaries (and former subsidiaries) are subject to various federal, state and local laws and regulations concerning the discharge of materials into the environment, or otherwise related to environmental protection, including, in the United States; the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Super-fund”), which can impose joint and several liability on each responsible party. Subsidiaries (and former subsidiaries) of Altria Group, Inc. are involved in several matters subjecting them to potential costs related to remediations under Super-fund or other laws and regulations. Altria Group, Inc.’s subsidiaries expect to continue to make capital and other expenditures in connection with environmental laws and regulations. Although it is not possible to predict precise levels of environmental-related expenditures, compliance with such laws and regulations, including the payment of any remediation costs and the making of such expenditures, has not had, and is not expected to have, a material adverse effect on Altria Group, Inc.’s consolidated results of operations, capital expenditures, financial position, earnings or competitive position.

Third-Party Guarantees

At December 31, 2008, Altria Group, Inc. had a $12 million third-party guarantee, related to a divestiture, which was recorded as a liability on its consolidated balance sheet. This guarantee has no specified expiration date. Altria Group, Inc. is required to perform under this guarantee in the event that a third party fails to make contractual payments. In the ordinary course of business, certain subsidiaries of Altria Group, Inc. have agreed to indemnify a limited number of third parties in the event of future litigation.

Under the terms of the Distribution Agreement between Altria Group, Inc. and PMI, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria Group, Inc. and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. Altria Group, Inc. does not have a related liability recorded on its consolidated balance sheet at December 31, 2008 as the fair value of this indemnification is insignificant.

Note 21.

Condensed Consolidating Financial Information:

PM USA has issued guarantees relating to Altria Group, Inc.’s obligations under its outstanding debt securities and borrowings under the Revolving Facility, the Bridge Facility and its commercial paper program (the “Guarantees”). Pursuant to the Guarantees, PM USA fully and unconditionally guarantees, as primary obligor, the payment and performance of Altria Group, Inc.’s obligations under the guaranteed debt instruments (the “Obligations”).

The Guarantees provide that PM USA fully and unconditionally guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the Obligations. The liability of PM USA under the Guarantees is absolute and unconditional irrespective of any lack of validity, enforceability or genuineness of any provision of any agreement or instrument relating thereto; any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from any agreement or instrument relating thereto; any exchange, release or non-perfection of any collateral, or any release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Obligations; or any other circumstance that might otherwise constitute a defense available to, or a discharge of, Altria Group, Inc. or PM USA.

The obligations of PM USA under the Guarantees are limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of PM USA that are relevant under Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to the Guarantees, result in PM USA’s obligations under the Guarantees not constituting a fraudulent transfer or conveyance. For purposes hereof, “Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

PM USA will be unconditionally released and discharged from its obligations under each of the Guarantees upon the earliest to occur of:

•	the date, if any, on which PM USA consolidates with or merges into Altria Group, Inc. or any successor;

•	the date, if any, on which Altria Group, Inc. or any successor consolidates with or merges into PM USA;

•	the payment in full of the Obligations pertaining to such Guarantee; or

•	the rating of Altria Group, Inc.’s long-term senior unsecured debt by Standard & Poor’s of A or higher.

At December 31, 2008, the respective principal wholly-owned subsidiaries of Altria Group, Inc. and PM USA currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

The following sets forth the condensed consolidating balance sheets as of December 31, 2008 and 2007, condensed consolidating statements of earnings for the years ended December 31, 2008, 2007 and 2006, and condensed consolidating statements of cash flows for the years ended December 31, 2008, 2007 and 2006 for Altria Group, Inc., PM USA and Altria Group, Inc.’s other subsidiaries that are not guarantors of Altria Group, Inc.’s debt instruments (the “Non-Guarantor Subsidiaries”) (in millions of dollars). The financial information is based on Altria Group, Inc.’s understanding of the SEC interpretation and application of Rule 3-10 of the SEC Regulation S-X.

The financial information may not necessarily be indicative of results of operations or financial position had PM USA and Non-Guarantor Subsidiaries operated as independent entities. Altria Group, Inc. accounts for investments in these subsidiaries under the equity method of accounting.

Condensed Consolidating Balance Sheets

at December 31, 2008

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets
Consumer products
Cash and cash equivalents	$7,910	$1	$5	$—	$7,916
Receivables, net	2	21	21		44
Inventories:
Leaf tobacco		710	17		727
Other raw materials		139	6		145
Finished product		191	6		197

		1,040	29		1,069
Due from Altria Group, Inc. and subsidiaries	293	3,078	466	(3,837)
Deferred income taxes	58	1,574	58		1,690
Other current assets	192	82	83		357

Total current assets	8,455	5,796	662	(3,837)	11,076
Property, plant and equipment, at cost	2	4,792	550		5,344
Less accumulated depreciation	1	2,851	293		3,145

	1	1,941	257		2,199
Goodwill			77		77
Other intangible assets, net		283	2,756		3,039
Investment in SABMiller	4,261				4,261
Investment in consolidated subsidiaries	1,349			(1,349)
Due from Altria Group, Inc. and subsidiaries	2,000			(2,000)
Other assets	688	286	106		1,080

Total consumer products assets	16,754	8,306	3,858	(7,186)	21,732
Financial services
Finance assets, net			5,451		5,451
Due from Altria Group, Inc. and subsidiaries			761	(761)
Other assets			32		32

Total financial services assets			6,244	(761)	5,483

Total Assets	$16,754	$8,306	$10,102	$(7,947)	$27,215

Condensed Consolidating Balance Sheets (Continued)

at December 31, 2008

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities
Consumer products
Current portion of long-term debt	$—	$135	$—	$—	$135
Accounts payable	72	282	156		510
Accrued liabilities:
Marketing		373	1		374
Taxes, except income taxes		94	4		98
Employment costs	27	48	173		248
Settlement charges		3,984			3,984
Other	206	681	241		1,128
Dividends payable	665				665
Due to Altria Group, Inc. and subsidiaries	3,925	348	325	(4,598)

Total current liabilities	4,895	5,945	900	(4,598)	7,142
Long-term debt	6,839				6,839
Deferred income taxes	1,295	(509)	(435)		351
Accrued pension costs	228	425	740		1,393
Accrued postretirement health care costs		1,700	508		2,208
Due to Altria Group, Inc. and subsidiaries			2,000	(2,000)
Other liabilities	669	447	92		1,208

Total consumer products liabilities	13,926	8,008	3,805	(6,598)	19,141
Financial services
Long-term debt			500		500
Deferred income taxes			4,644		4,644
Other liabilities			102		102

Total financial services liabilities			5,246		5,246

Total liabilities	13,926	8,008	9,051	(6,598)	24,387

Contingencies
Stockholders’ Equity
Common stock	935		9	(9)	935
Additional paid-in capital	6,350	412	1,938	(2,350)	6,350
Earnings reinvested in the business	22,131	1,215	(119)	(1,096)	22,131
Accumulated other comprehensive losses	(2,181)	(1,329)	(777)	2,106	(2,181)

	27,235	298	1,051	(1,349)	27,235
Less cost of repurchased stock	(24,407)				(24,407)

Total stockholders’ equity	2,828	298	1,051	(1,349)	2,828

Total Liabilities and Stockholders’ Equity	$16,754	$8,306	$10,102	$(7,947)	$27,215

Condensed Consolidating Balance Sheets

at December 31, 2007

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets
Consumer products
Cash and cash equivalents	$4,835	$1	$6	$—	$4,842
Receivables, net	21	22	40		83
Inventories:
Leaf tobacco		853	8		861
Other raw materials		157	3		160
Finished product		223	10		233

		1,233	21		1,254
Current assets of discontinued operations			14,767		14,767
Due from Altria Group, Inc. and subsidiaries	415	3,458	1,681	(5,554)
Deferred income taxes	205	1,555	(47)		1,713
Other current assets	2	146	83		231

Total current assets	5,478	6,415	16,551	(5,554)	22,890
Property, plant and equipment, at cost	194	5,135	297		5,626
Less accumulated depreciation	94	2,999	111		3,204

	100	2,136	186		2,422
Goodwill			76		76
Other intangible assets, net		283	2,766		3,049
Prepaid pension assets		558	354		912
Investment in SABMiller	4,495				4,495
Long-term assets of discontinued operations			16,969		16,969
Investment in consolidated subsidiaries	24,573			(24,573)
Due from Altria Group, Inc. and subsidiaries	2,000	6,000		(8,000)
Other assets	498	311	61		870

Total consumer products assets	37,144	15,703	36,963	(38,127)	51,683
Financial services
Finance assets, net			6,029		6,029
Due from Altria Group, Inc. and subsidiaries			513	(513)
Other assets			34		34

Total financial services assets			6,576	(513)	6,063

Total Assets	$37,144	$15,703	$43,539	$(38,640)	$57,746

Condensed Consolidating Balance Sheets (Continued)

at December 31, 2007

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities
Consumer products
Current portion of long-term debt	$850	$1	$1,503	$—	$2,354
Accounts payable	10	649	209		868
Accrued liabilities:
Marketing		326	1		327
Taxes, except income taxes		67	3		70
Employment costs	35	98	150		283
Settlement charges		3,986			3,986
Other	100	582	167		849
Income taxes	107	80	(3)		184
Dividends payable	1,588				1,588
Current liabilities of discontinued operations			8,273		8,273
Due to Altria Group, Inc. and subsidiaries	5,545	86	436	(6,067)

Total current liabilities	8,235	5,875	10,739	(6,067)	18,782
Long-term debt	1,750	135			1,885
Deferred income taxes	1,394	(166)	(73)		1,155
Accrued pension costs	191		7		198
Accrued postretirement health care costs		1,743	173		1,916
Long-term liabilities of discontinued operations			8,065		8,065
Due to Altria Group, Inc. and subsidiaries	6,000		2,000	(8,000)
Other liabilities	672	530	38		1,240

Total consumer products liabilities	18,242	8,117	20,949	(14,067)	33,241
Financial services
Long-term debt			500		500
Deferred income taxes			4,911		4,911
Other liabilities			192		192

Total financial services liabilities			5,603		5,603

Total liabilities	18,242	8,117	26,552	(14,067)	38,844

Contingencies
Stockholders’ Equity
Common stock	935		9	(9)	935
Additional paid-in capital	6,884	586	3,029	(3,615)	6,884
Earnings reinvested in the business	34,426	7,647	12,458	(20,105)	34,426
Accumulated other comprehensive earnings (losses)	111	(647)	1,491	(844)	111

	42,356	7,586	16,987	(24,573)	42,356
Less cost of repurchased stock	(23,454)				(23,454)

Total stockholders’ equity	18,902	7,586	16,987	(24,573)	18,902

Total Liabilities and Stockholders’ Equity	$37,144	$15,703	$43,539	$(38,640)	$57,746

Condensed Consolidating Statements of Earnings

for the year ended December 31, 2008

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$—	$18,753	$603	$—	$19,356
Cost of sales		8,172	98		8,270
Excise taxes on products		3,338	61		3,399

Gross profit		7,243	444		7,687
Marketing, administration and research costs	184	2,449	120		2,753
Asset impairment and exit costs	74	97	278		449
(Gain) loss on sale of corporate headquarters building	(407)		3		(404)
Amortization of intangibles			7		7

Operating income	149	4,697	36		4,882
Interest and other debt expense (income), net	323	(274)	118		167
Loss on early extinguishment of debt	386		7		393
Equity earnings in SABMiller	(467)				(467)

(Loss) earnings from continuing operations before income taxes and equity earnings of subsidiaries	(93)	4,971	(89)		4,789
(Benefit) provision for income taxes	(130)	1,838	(9)		1,699
Equity earnings of subsidiaries	4,893			(4,893)

Earnings (loss) from continuing operations	4,930	3,133	(80)	(4,893)	3,090
Earnings from discontinued operations, net of income taxes and minority interest			1,840		1,840

Net earnings	$4,930	$3,133	$1,760	$(4,893)	$4,930

Condensed Consolidating Statements of Earnings

for the year ended December 31, 2007

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$—	$18,470	$194	$—	$18,664
Cost of sales		7,816	11		7,827
Excise taxes on products		3,449	3		3,452

Gross profit		7,205	180		7,385
Marketing, administration and research costs	357	2,409	18		2,784
Asset impairment and exit costs	83	344	15		442
Recoveries from airline industry exposure			(214)		(214)

Operating (loss) income	(440)	4,452	361		4,373
Interest and other debt expense (income), net	839	(636)	2		205
Equity earnings in SABMiller	(510)				(510)

(Loss) earnings from continuing operations before income taxes and equity earnings of subsidiaries	(769)	5,088	359		4,678
(Benefit) provision for income taxes	(449)	1,851	145		1,547
Equity earnings of subsidiaries	10,106			(10,106)

Earnings from continuing operations	9,786	3,237	214	(10,106)	3,131
Earnings from discontinued operations, net of income taxes and minority interest			6,655		6,655

Net earnings	$9,786	$3,237	$6,869	$(10,106)	$9,786

Condensed Consolidating Statements of Earnings

for the year ended December 31, 2006

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$—	$18,474	$316	$—	$18,790
Cost of sales		7,374	13		7,387
Excise taxes on products		3,617			3,617

Gross profit		7,483	303		7,786
Marketing, administration and research costs	354	2,726	33		3,113
Asset impairment and exit costs		10	42		52
Provision for airline industry exposure			103		103

Operating (loss) income	(354)	4,747	125		4,518
Interest and other debt expense (income), net	940	(684)	(31)		225
Equity earnings in SABMiller	(460)				(460)

(Loss) earnings from continuing operations before income taxes and equity earnings of subsidiaries	(834)	5,431	156		4,753
(Benefit) provision for income taxes	(443)	1,978	36		1,571
Equity earnings of subsidiaries	12,413			(12,413)

Earnings from continuing operations	12,022	3,453	120	(12,413)	3,182
Earnings from discontinued operations, net of income taxes and minority interest			8,840		8,840

Net earnings	$12,022	$3,453	$8,960	$(12,413)	$12,022

Condensed Consolidating Statements of Cash Flows

for the year ended December 31, 2008

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities
Net cash (used in) provided by operating activities, continuing operations	$(242)	$3,499	$(42)	$—	$3,215
Net cash provided by operating activities, discontinued operations			1,666		1,666

Net cash (used in) provided by operating activities	(242)	3,499	1,624	—	4,881

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures		(220)	(21)		(241)
Proceeds from sale of corporate headquarters building	525				525
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(7,558)	6,000	1,558
Other		2	108		110
Financial services
Investment in finance assets			(1)		(1)
Proceeds from finance assets			403		403

Net cash (used in) provided by investing activities, continuing operations	(7,033)	5,782	2,047		796
Net cash used in investing activities, discontinued operations			(317)		(317)

Net cash (used in) provided by investing activities	(7,033)	5,782	1,730		479

Cash Provided by (Used in) Financing Activities
Long-term debt proceeds	6,738				6,738
Long-term debt repaid	(2,499)		(1,558)		(4,057)
Repurchase of Altria Group, Inc. common stock	(1,166)				(1,166)
Dividends paid on Altria Group, Inc. common stock	(4,428)				(4,428)
Issuance of Altria Group, Inc. common stock	89				89
Philip Morris International Inc. dividends paid to Altria Group, Inc.	3,019				3,019
Debt issuance costs	(46)				(46)
Tender and consent fees related to the early extinguishment of debt	(368)		(3)		(371)
Changes in amounts due to/from discontinued operations	(664)				(664)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	10	347	(357)
Cash dividends received from/(paid by) subsidiaries	9,662	(9,565)	(97)
Other	3	(63)	9		(51)

Net cash provided by (used in) financing activities, continuing operations	10,350	(9,281)	(2,006)		(937)
Net cash used in financing activities, discontinued operations			(1,648)		(1,648)

Net cash provided by (used in) financing activities	10,350	(9,281)	(3,654)		(2,585)

Effect of exchange rate changes on cash and cash equivalents:
Discontinued operations			(126)		(126)

Cash and cash equivalents, continuing operations:
Increase (decrease)	3,075	—	(1)	—	3,074
Balance at beginning of year	4,835	1	6		4,842

Balance at end of year	$7,910	$1	$5	$—	$7,916

Condensed Consolidating Statements of Cash Flows

for the year ended December 31, 2007

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities
Net cash (used in) provided by operating activities, continuing operations	$(1,338)	$5,772	$146	$—	$4,580
Net cash provided by operating activities, discontinued operations			5,736		5,736

Net cash (used in) provided by operating activities	(1,338)	5,772	5,882	—	10,316

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures		(352)	(34)		(386)
Purchase of business, net of acquired cash			(2,898)		(2,898)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(2,000)		2,000
Other	62	6	40		108
Financial services
Investments in finance assets			(5)		(5)
Proceeds from finance assets			486		486

Net cash used in investing activities, continuing operations	(1,938)	(346)	(411)		(2,695)
Net cash used in investing activities, discontinued operations			(2,560)		(2,560)

Net cash used in investing activities	(1,938)	(346)	(2,971)		(5,255)

Cash Provided by (Used in) Financing Activities
Consumer products
Net issuance of short-term borrowings			2		2
Long-term debt repaid	(500)				(500)
Financial services
Long-term debt repaid			(617)		(617)
Dividends paid on Altria Group, Inc. common stock	(6,652)				(6,652)
Issuance of Altria Group, Inc. common stock	423				423
Kraft Foods Inc. dividends paid to Altria Group, Inc.	728				728
Philip Morris International Inc. dividends paid to Altria Group, Inc.	6,560				6,560
Changes in amounts due to/from discontinued operations			(370)		(370)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(963)	(293)	1,256
Cash dividends received from/(paid by) subsidiaries	5,141	(5,100)	(41)
Other	316	(33)	(5)		278

Net cash provided by (used in) financing activities, continuing operations	5,053	(5,426)	225		(148)
Net cash used in financing activities, discontinued operations			(3,531)		(3,531)

Net cash provided by (used in) financing activities	5,053	(5,426)	(3,306)		(3,679)

Effect of exchange rate changes on cash and cash equivalents:
Discontinued operations			347		347

Cash and cash equivalents, continuing operations:
Increase (decrease)	1,777	—	(40)	—	1,737
Balance at beginning of year	3,058	1	46		3,105

Balance at end of year	$4,835	$1	$6	$—	$4,842

Condensed Consolidating Statements of Cash Flows

for the year ended December 31, 2006

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities
Net cash (used in) provided by operating activities, continuing operations	$(1,602)	$5,291	$(40)	$—	$3,649
Net cash provided by operating activities, discontinued operations			9,937		9,937

Net cash (used in) provided by operating activities	(1,602)	5,291	9,897	—	13,586

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures	(1)	(361)	(37)		(399)
Other	(31)		25		(6)
Financial services
Investments in finance assets			(15)		(15)
Proceeds from finance assets			357		357

Net cash (used in) provided by investing activities, continuing operations	(32)	(361)	330		(63)
Net cash used in investing activities, discontinued operations			(555)		(555)

Net cash used in investing activities	(32)	(361)	(225)		(618)

Cash Provided by (Used in) Financing Activities
Consumer products
Net issuance of short-term borrowings			1		1
Long-term debt repaid	(833)		(1,219)		(2,052)
Financial services
Long-term debt repaid			(1,015)		(1,015)
Dividends paid on Altria Group, Inc. common stock	(6,815)				(6,815)
Issuance of Altria Group, Inc. common stock	486				486
Kraft Foods Inc. dividends paid to Altria Group, Inc.	1,369				1,369
Philip Morris International Inc. dividends paid to Altria Group, Inc.	2,780				2,780
Changes in amounts due to/from discontinued operations			(166)		(166)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(2,454)	154	2,300
Cash dividends received from/(paid by) subsidiaries	5,250	(5,100)	(150)
Other	194	16	(46)		164

Net cash used in financing activities, continuing operations	(23)	(4,930)	(295)		(5,248)
Net cash used in financing activities, discontinued operations			(9,118)		(9,118)

Net cash used in financing activities	(23)	(4,930)	(9,413)		(14,366)

Effect of exchange rate changes on cash and cash equivalents:
Continuing operations			34		34
Discontinued operations			126		126

			160		160

Cash and cash equivalents, continuing operations:
(Decrease) increase	(1,657)	—	29	—	(1,628)
Balance at beginning of year	4,715	1	17		4,733

Balance at end of year	$3,058	$1	$46	$—	$3,105

Note 22.

Quarterly Financial Data (Unaudited):

		2008 Quarters
	(in millions, except per share data)	1st	2nd	3rd	4th
	Net revenues	$4,410	$5,054	$5,238	$4,654

	Gross profit	$1,717	$2,011	$2,111	$1,848

	Earnings from continuing operations	$614	$930	$867	$679
	Earnings from discontinued operations	1,840

	Net earnings	$2,454	$930	$867	$679

	Per share data:
	Basic EPS:
	Continuing operations	$0.29	$0.45	$0.42	$0.33
	Discontinued operations	0.87

	Net earnings	$1.16	$0.45	$0.42	$0.33

	Diluted EPS:
	Continuing operations	$0.29	$0.45	$0.42	$0.33
	Discontinued operations	0.87

	Net earnings	$1.16	$0.45	$0.42	$0.33

	Dividends declared	$0.75	$0.29	$0.32	$0.32

Market price	— high	$79.59	$23.02	$21.86	$20.91
	— low	$21.95	$19.95	$19.26	$14.34

The first quarter 2008 market price-high in the table above reflects historical market price which is not adjusted to reflect the PMI spin-off.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

		2007 Quarters
	(in millions, except per share data)	1st	2nd	3rd	4th
	Net revenues	$4,288	$4,861	$4,987	$4,528

	Gross profit	$1,700	$1,941	$1,964	$1,780

	Earnings from continuing operations	$696	$715	$900	$820
	Earnings from discontinued operations	2,054	1,500	1,733	1,368

	Net earnings	$2,750	$2,215	$2,633	$2,188

	Per share data:
	Basic EPS:
	Continuing operations	$0.33	$0.34	$0.43	$0.39
	Discontinued operations	0.98	0.71	0.82	0.65

	Net earnings	$1.31	$1.05	$1.25	$1.04

	Diluted EPS:
	Continuing operations	$0.33	$0.34	$0.43	$0.39
	Discontinued operations	0.97	0.71	0.81	0.64

	Net earnings	$1.30	$1.05	$1.24	$1.03

	Dividends declared	$0.86	$0.69	$0.75	$0.75

Market price	— high	$90.50	$72.20	$72.20	$78.51
	— low	$81.17	$66.91	$63.13	$69.09

The first quarter 2007 market price information in the table above reflects historical market prices which are not adjusted to reflect the Kraft and PMI spin-offs. The second, third and fourth quarters 2007 market price information in the table above reflects historical market prices which are not adjusted to reflect the PMI spin-off.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2008 and 2007, the following pre-tax charges or (gains) were included in Altria Group, Inc.’s earnings from continuing operations:

	2008 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$258	$19	$17	$155
Gain on sale of corporate headquarters building	(404)
Loss on early extinguishment of debt	393
PMCC increase in allowance for losses			50	50
SABMiller intangible asset impairment charges			85
Financing fees			4	54

	$247	$19	$156	$259

	2007 Quarters
(in millions)	1st	2nd	3rd	4th
Recoveries from airline industry exposure	$(129)	$(78)	$(7)	$—
Asset impairment and exit costs	61	318	13	50

	$(68)	$240	$6	$50

As discussed in Note 14. Income Taxes, Altria Group, Inc. has recognized income tax benefits in the consolidated statements of earnings during 2008 and 2007 as a result of various tax events.

Note 23.

Subsequent Events

On January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, which owns operating companies engaged in the manufacture and sale of moist smokeless tobacco products and wine. Under the terms of the agreement, shareholders of UST received $69.50 in cash for each share of UST common stock. Additionally, each employee stock option of UST that was outstanding and unexercised was cancelled in exchange for the right to receive the difference between the exercise price for such option and $69.50. The transaction was valued at approximately $11.7 billion, which included the assumption of approximately $1.3 billion of debt, which together with acquisition-related costs and payments of approximately $0.6 billion (consisting primarily of financing fees, the funding of UST’s non-qualified pension plans, investment banking fees and the early retirement of UST’s revolving credit facility), represent a total cash outlay of approximately $11 billion.

Assets purchased consist primarily of non-amortizable intangible assets related to acquired brands of $9.5 billion, amortizable intangible assets (primarily consisting of customer relationships) of $0.4 billion, goodwill of $4.3 billion and other assets of $1.7 billion, partially offset by long-term debt and other liabilities assumed in the acquisition. These amounts, which are based on the framework for measuring fair value as prescribed in SFAS 157, represent the preliminary estimates of assets acquired and liabilities assumed and are subject to revision when appraisals are finalized. The assignment of goodwill by reportable segment has not been completed. It is anticipated that none of the goodwill or other intangible assets acquired will be deductible for tax purposes.

The premium in the purchase price paid by Altria Group, Inc. for the acquisition of UST reflects the creation of the premier tobacco company in the United States with leading brands in cigarettes, smokeless tobacco and machine-made large cigars. The acquisition is anticipated to generate approximately $300 million in annual synergies by 2011, driven primarily by reduced selling, general and administrative, and corporate expenses.

As previously discussed in Note 9. Short-Term Borrowings and Borrowing Arrangements, in connection with the acquisition of UST, at December 31, 2008, Altria Group, Inc. had in place a 364-day term bridge loan facility. On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under this facility at the 1-month London Inter-bank Offered Rate (“LIBOR”) plus 225 basis points (the 1-month LIBOR rate on this borrowing was 0.43%), which was used along with the $6.7 billion net proceeds from the issuances of long-term notes (discussed in Note 10. Long-Term Debt), to fund the acquisition.

In 2009, Altria Group, Inc. expects to incur approximately $0.6 billion in integration related charges which include estimated transaction and restructuring costs which will be expensed in the periods in which the costs are incurred, primarily in 2009. Transaction costs related to the acquisition of UST of $4 million incurred during 2008 were expensed in the first quarter of 2009. Debt issuance costs and financing fees of approximately $0.2 billion have been capitalized and are being amortized over the life of the debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

At December 31, 2008, Altria Group, Inc.’s wholly-owned subsidiaries included Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes and other tobacco products in the United States, and John Middleton Co. (“Middleton”), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary, maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 28.5% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2008. Altria Group, Inc.’s access to the operating cash flows of its subsidiaries consists principally of cash received from the payment of dividends by its subsidiaries.

On January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST Inc. (“UST”), which owns operating companies engaged in the manufacture and sale of moist smokeless tobacco products and wine. As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc. For additional discussion of the UST acquisition, see Note 23. Subsequent Events to the consolidated financial statements (“Note 23”).

On March 28, 2008, Altria Group, Inc. distributed all of its interest in Philip Morris International Inc. (“PMI”) to Altria Group, Inc. stockholders in a tax-free distribution. On March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft Foods Inc. (“Kraft”) on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution. For a further discussion of the PMI and Kraft spin-offs, see Note 1. Background and Basis of Presentation to the consolidated financial statements (“Note 1”).

On December 11, 2007, Altria Group, Inc. acquired 100% of Middleton for $2.9 billion in cash. For additional discussion of the Middleton acquisition, see Note 5. Acquisitions to the consolidated financial statements (“Note 5”).

Beginning with the first quarter of 2008, Altria Group, Inc. revised its reportable segments to reflect the change in the way in which Altria Group, Inc.’s management reviews the business as a result of the acquisition of Middleton and the PMI spin-off. At December 31, 2008, Altria Group, Inc.’s reportable segments were cigarettes and other tobacco products; cigars; and financial services. Accordingly, prior period segment results have been revised.

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

2008 was a year of significant change for Altria Group, Inc. as it repositioned itself for the future. Altria Group, Inc. successfully completed the spin-off of PMI and a significant corporate restructuring that included relocating its headquarters to Richmond, Virginia. Altria Group, Inc. continued integrating Middleton into its family of companies. Altria Group, Inc. announced the acquisition of UST and issued $6.8 billion of long-term notes to secure a portion of the financing for the acquisition of UST.

•      Consolidated Operating Results — The changes in Altria Group, Inc.’s earnings from continuing operations and diluted earnings per share (“EPS”) from continuing operations for the year ended December 31, 2008, from the year ended December 31, 2007, were due primarily to the following:

(in millions, except per share data)	Earnings from Continuing Operations	Diluted EPS from Continuing Operations
For the year ended December 31, 2007	$3,131	$1.48

2007 Asset impairment, exit and implementation costs	300	0.15
2007 Recoveries from airline industry exposure	(137)	(0.06)
2007 Interest on tax reserve transfers to Kraft	50	0.02
2007 Tax items	(168)	(0.09)

Subtotal 2007 items	45	0.02

2008 Asset impairment, exit, integration and implementation costs	(338)	(0.15)
2008 Gain on sale of corporate headquarters building	263	0.12
2008 Loss on early extinguishment of debt	(256)	(0.12)
2008 SABMiller intangible asset impairments	(54)	(0.03)
2008 Financing fees	(38)	(0.02)
2008 Adjustment to third-party guarantee accrual	6
2008 Tax items	58	0.03

Subtotal 2008 items	(359)	(0.17)

Change in tax rate	(4)
Lower shares outstanding		0.02
Operations	277	0.13

For the year ended December 31, 2008	$3,090	$1.48

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

•       Asset Impairment, Exit, Integration and Implementation Costs — During 2008 and 2007, PM USA incurred pre-tax asset impairment, exit and implementation costs of $118 million ($75 million after taxes) and $371 million ($234 million after taxes), respectively, related to the closing of its Cabarrus, North Carolina manufacturing facility as part of Altria Group, Inc.’s manufacturing optimization program. In addition, during 2008 and 2007, pre-tax asset impairment and exit costs of $274 million ($172 million after taxes) and $98 million ($66 million after taxes), respectively, were recorded to general corporate expenses primarily reflecting the restructuring of Altria Group, Inc.’s corporate headquarters, including the move to Richmond, Virginia, as a result of the PMI spin-off. During 2008, Middleton recorded pre-tax integration costs of $18 million ($12 million after taxes). In December 2008, Altria Group, Inc. initiated a company-wide integration and restructuring program and recorded pre-tax charges of $76 million, $48 million and $2 million to general corporate expenses, PM USA and PMCC, respectively, for a total of $126 million ($79 million after taxes). For further details on asset impairment, exit and implementation costs, see Note 3. Asset Impairment and Exit Costs to the consolidated financial statements (“Note 3”).

•       Gain on Sale of Corporate Headquarters Building — In March 2008, Altria Group, Inc. sold its corporate headquarters building in New York City for $525 million and recorded a pre-tax gain on sale of $404 million ($263 million after taxes).

•       Loss on Early Extinguishment of Debt — In connection with the spin-off of PMI, in the first quarter of 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd., completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars. As a result, Altria Group, Inc. recorded a pre-tax loss of $393 million ($256 million after taxes) on the early extinguishment of debt in the first quarter of 2008.

•       SABMiller Intangible Asset Impairments — Altria Group, Inc.’s 2008 equity earnings in SABMiller included intangible asset impairment charges of $85 million ($54 million after taxes).

•       Financing Fees — During 2008, Altria Group, Inc. incurred structuring and arrangement fees for borrowing facilities related to the acquisition of UST. These fees are being amortized over the lives of the facilities. In 2008, Altria Group, Inc. recorded a pre-tax charge of $58 million ($38 million after taxes) for these fees, which are included in interest and other debt expense, net.

•       Recoveries from Airline Industry Exposure — As discussed in Note 8. Finance Assets, net to the consolidated financial statements (“Note 8”), during 2007, PMCC recorded pre-tax gains of $214 million ($137 million after taxes) on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down.

•       Interest on Tax Reserve Transfers to Kraft — The interest on tax reserves transferred to Kraft of $77 million ($50 million after taxes) is related to the Kraft spin-off and the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) in 2007.

•       Income Taxes — The 2008 effective tax rate included net tax benefits of $58 million primarily from the reversal of tax accruals no longer required. The effective tax rate in 2007 included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required.

•       Shares Outstanding — Fewer shares outstanding during 2008 were due primarily to shares repurchased by Altria Group, Inc. during the second quarter of 2008 under its share repurchase program which was suspended in January 2009.

•       Operations — The increase of $277 million shown in the table above was due primarily to the following:

•	Cigars income, reflecting the acquisition of Middleton in December 2007;

•	Lower general corporate expenses, due primarily to the relocation, restructuring and streamlining of Altria Group, Inc.’s corporate headquarters;

•

Higher cigarettes and other tobacco products income, reflecting lower wholesale promotional allowance rates and lower general and administrative expenses, partially offset by lower volume, higher ongoing resolution costs, costs related to the reduction of contract volume manufactured for PMI, higher leaf costs, and higher promotional spending; and

•	Higher equity earnings in SABMiller (after excluding the impact of the intangible asset impairment charges);

partially offset by:

•	Lower financial services income (after excluding the impact of the recoveries from airline industry exposure in 2007), due primarily to an increase in the allowance for losses.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

•      2009 Forecasted Results — In January 2009, Altria Group, Inc. announced that 2009 adjusted full-year diluted earnings per share from continuing operations are expected to grow to a range of $1.70 to $1.75. This represents a 3% to 6% growth rate from an adjusted base of $1.65 per share in 2008. The forecast reflects higher tobacco excise taxes, investment spending on UST’s smokeless tobacco brands, ongoing cost reduction initiatives, increased pension expenses and no share repurchases. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Reconciliation of 2008 Reported Diluted EPS from Continuing Operations to 2008

Adjusted Diluted EPS from Continuing Operations

2008 Reported diluted EPS from continuing operations	$1.48
Asset impairment, exit, integration and implementation costs	0.15
Gain on sale of corporate headquarters building	(0.12)
Loss on early extinguishment of debt	0.12
SABMiller intangible asset impairments	0.03
Financing fees	0.02
Tax items	(0.03)

2008 Adjusted diluted EPS from continuing operations	$1.65

2008 adjusted diluted EPS from continuing operations is provided to facilitate comparison to the 2009 forecasted results of Altria Group, Inc. This financial measure is not consistent with accounting principles generally accepted in the United States of America (“U.S. GAAP”). While management believes this non-U.S. GAAP financial measure provides useful information to investors, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. Summary of Significant Accounting Policies to the consolidated financial statements (“Note 2”), includes a summary of the significant accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements. In most instances, Altria Group, Inc. must use an accounting policy or method because it is the only policy or method permitted under U.S. GAAP.

The preparation of financial statements includes the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. If actual amounts are ultimately different from previous estimates, the revisions are included in Altria Group, Inc.’s consolidated results of operations for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between Altria Group, Inc.’s estimates and actual amounts in any year have not had a significant impact on its consolidated financial statements.

The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements:

•       Consolidation — The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated. The results of PMI prior to the PMI distribution date have been reflected as discontinued operations on the consolidated statements of earnings and statements of cash flows for all periods presented. The assets and liabilities related to PMI were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2007. The results of Kraft prior to the Kraft distribution date have been reflected as discontinued operations on the consolidated statements of earnings and statements of cash flows for the years ended December 31, 2007 and 2006. For a further discussion of the PMI and Kraft spin-offs, see Note 1.

•       Revenue Recognition — As required by U.S. GAAP, Altria Group, Inc.’s consumer products businesses recognize revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of shipments are deferred and recorded in other accrued liabilities until shipment occurs. Altria Group, Inc.’s consumer products businesses also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

•       Depreciation, Amortization and Intangible Asset Valuation — Altria Group, Inc. depreciates property, plant and equipment, and amortizes its definite life intangible assets using the straight line method over the estimated useful lives of the assets.

Altria Group, Inc. is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. These calculations may be affected by interest rates, general economic conditions, projected growth rates and tobacco-related taxes.

During 2008, 2007 and 2006, Altria Group, Inc. completed its annual review of goodwill and non-amortizable intangible assets, and no charges resulted from these reviews.

•      Marketing and Advertising Costs — As required by U.S. GAAP, Altria Group, Inc.’s tobacco products businesses record marketing costs as an expense in the year to which such costs relate. Altria Group, Inc. does not defer amounts on its year-end consolidated balance sheets with respect to marketing costs. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

•      Contingencies — As discussed in Note 20. Contingencies to the consolidated financial statements (“Note 20”), legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA, as well as their respective indemnitees. In 1998, PM USA and certain other U.S. tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA records its portion of ongoing settlement payments as part of cost of sales as product is shipped. During the years ended December 31, 2008, 2007 and 2006, PM USA recorded expenses of $5.5 billion, $5.5 billion and $5.0 billion, respectively, as part of cost of sales for the payments under the State Settlement Agreements and payments for tobacco growers and quota-holders. See Note 20 for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003, 2004, 2005 and 2006.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 20, at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

•      Employee Benefit Plans — As discussed in Note 16. Benefit Plans to the notes to the consolidated financial statements (“Note 16”), Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods.

Altria Group, Inc. recognizes the funded status of its defined benefit pension and other postretirement plans on the consolidated balance sheet and records as a component of other comprehensive earnings, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost.

At December 31, 2008, Altria Group, Inc.’s discount rate assumption for its pension and postretirement plans decreased to 6.10%, from 6.20% at December 31, 2007. Altria Group, Inc. presently anticipates that an increase in the amortization of deferred gains and losses, coupled with the discount rate change, other less significant assumption changes, and lower expected return on plan assets (due to the lower fair value of plan assets at December 31, 2008) will result in an increase in the 2009 pre-tax pension and postretirement expense, not including amounts in each year related to early retirement programs, of approximately $100 million. A fifty basis point decrease (increase) in Altria Group, Inc.’s discount rate would increase (decrease) Altria Group, Inc.’s pension and postretirement expense by approximately $47 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.’s pension expense by approximately $25 million. See Note 16 for a sensitivity discussion of the assumed health care cost trend rates.

•      Income Taxes — Altria Group, Inc.’s deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

On January 1, 2007, Altria Group, Inc. adopted the provisions of FIN 48, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million ($835 million, net of minority interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

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

The effective tax rate of 35.5% in 2008 included net tax benefits of $58 million primarily from the reversal of tax accruals no longer required. The effective tax rate of 33.1% in 2007 included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required. The effective tax rate in 2006 includes $146 million of non-cash tax benefits recognized after the Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999.

•      Hedging — As discussed below in “Market Risk,” Altria Group, Inc. uses derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. Altria Group, Inc. meets the requirements of U.S. GAAP where it has elected to apply hedge accounting to derivatives. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If Altria Group, Inc. had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ equity as of December 31, 2007 and 2006, would have been recorded in net earnings. At December 31, 2008, Altria Group, Inc. had no derivative financial instruments remaining.

•      Impairment of Long-Lived Assets — Altria Group, Inc. reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by interest rates, general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment of assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. Altria Group, Inc. also reviews the estimated remaining useful lives of long-lived assets whenever events or changes in business circumstances indicate the lives may have changed.

•      Leasing — Approximately 97% of PMCC’s net revenues in 2008 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in the line item finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. The remainder of PMCC’s net revenues consists primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances. As discussed further in Note 8, PMCC leases certain assets that were affected by bankruptcy filings, credit rating downgrades and financial market conditions.

PMCC’s investment in leases is included in the line item finance assets, net, on the consolidated balance sheets as of December 31, 2008 and 2007. At December 31, 2008, PMCC’s net finance receivable of $5.4 billion in leveraged leases, which is included in finance assets, net, on Altria Group, Inc.’s consolidated balance sheet, consists of rents receivables ($17.5 billion) and the residual value of assets under lease ($1.5 billion), reduced by third-party nonrecourse debt ($11.5 billion) and unearned income ($2.1 billion). The repayment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is non-recourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rents receivable and has been presented on a net basis within finance assets, net, on Altria Group, Inc.’s consolidated balance sheets. Finance assets, net, at December 31, 2008, also include net finance receivables for direct finance leases ($0.4 billion) and an allowance for losses ($0.3 billion).

Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management based on a number of factors and activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews resulted in decreases of $11 million and $14 million in 2007 and 2006, respectively, to PMCC’s net revenues and results of operations. There were no adjustments in 2008. To the extent that lease receivables due to PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions. PMCC continues to monitor economic and credit conditions and may have to increase its allowance for losses if such conditions worsen. During 2007, PMCC recorded a pre-tax gain of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006, PMCC increased its allowance for losses by $103 million, primarily in recognition of issues within the airline industry.

Consolidated Operating Results

See pages 96-98 for a discussion of Cautionary Factors That May Affect Future Results.

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Net Revenues:
Cigarettes and other tobacco products	$18,753	$18,470	$18,474
Cigars	387	15
Financial services	216	179	316

Net revenues	$19,356	$18,664	$18,790

Excise Taxes on Products:
Cigarettes and other tobacco products	$3,338	$3,449	$3,617
Cigars	61	3

Excise taxes on products	$3,399	$3,452	$3,617

Operating Income:
Operating companies income:
Cigarettes and other tobacco products	$4,866	$4,511	$4,812
Cigars	164	7
Financial services	71	380	175
Amortization of intangibles	(7)
Gain on sale of corporate headquarters building	404
General corporate expenses	(266)	(427)	(427)
Corporate asset impairment and exit costs	(350)	(98)	(42)

Operating income	$4,882	$4,373	$4,518

As discussed further in Note 15. Segment Reporting to the consolidated financial statements, management reviews operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments.

The following events that occurred during 2008, 2007 and 2006 affected the comparability of statement of earnings amounts.

•      Asset Impairment and Exit Costs — For the years ended December 31, 2008, 2007 and 2006, pre-tax asset impairment and exit costs consisted of the following:

(in millions)		2008	2007	2006
Separation programs	Cigarettes and other tobacco products	$97	$309	$10
Separation program	Financial Services	2
Separation programs	General corporate	295	17	32

Total separation programs		394	326	42

Asset impairment	Cigarettes and other tobacco products		35
Asset impairment	General corporate			10

Total asset impairment		—	35	10

Spin-off fees	General corporate	55	81	—

Asset impairment and exit costs		$449	$442	$52

For further details on asset impairment and exit costs, see Note 3.

Altria Group, Inc. continues to have aggressive company-wide cost management programs, which include the restructuring programs discussed in Note 3. In 2008 and 2007, Altria Group, Inc. delivered $640 million in total cost savings. Altria Group, Inc. expects to deliver an additional $860 million in cost savings for total cost reductions of $1.5 billion versus 2006, as shown in the table below. This target includes $250 million of cost savings identified during the fourth quarter of 2008, including $50 million of additional cost savings related to the integration of UST.

	Cost Reduction Initiatives
			Additional Cost Savings Expected by 2011	Total Savings Expected
	Cost Savings Achieved
(in millions)	2007	2008
Corporate expense and selling, general and administrative	$401	$239	$372	$1,012
UST integration			300	300
Manufacturing optimization program			188	188

Total cost reduction initiatives	$401	$239	$860	$1,500

The manufacturing optimization program is expected to entail capital expenditures of approximately $230 million. Capital expenditures for the program of $84 million were made during 2008, for a total of $121 million since inception.

•      Sales to PMI — Subsequent to the PMI spin-off, PM USA recorded net revenues of $298 million from contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008.

•      Gain on Sale of Corporate Headquarters Building — On March 25, 2008, Altria Group, Inc. sold its corporate headquarters building in New York City for $525 million and recorded a pre-tax gain on sale of $404 million.

•      Loss on Early Extinguishment of Debt — In connection with the spin-off of PMI, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd., completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars.

As a result of the tender offers and consent solicitations, Altria Group, Inc. recorded a pre-tax loss of $393 million, which included tender and consent fees of $371 million, on the early extinguishment of debt in the first quarter of 2008.

•      PMCC Allowance for Losses — During 2008, PMCC increased its allowance for losses by $100 million, primarily as a result of credit rating downgrades of certain lessees and financial market conditions.

•      Recoveries/Provision from/for Airline Industry Exposure — As discussed in Note 8, during 2007, PMCC recorded pre-tax gains of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. During 2006, PMCC increased its allowance for losses by $103 million, due to issues within the airline industry.

•      Financing Fees — During 2008, Altria Group, Inc. incurred structuring and arrangement fees for borrowing facilities related to the acquisition of UST. These fees are being amortized over the lives of the facilities. In 2008, Altria Group, Inc. recorded a pre-tax charge of $58 million for these fees, which are included in interest and other debt expense, net.

•      SABMiller Intangible Asset Impairments — Altria Group, Inc.’s 2008 equity earnings in SABMiller included intangible asset impairment charges of $85 million.

•      Income Tax Benefit — The effective tax rate in 2008 included net tax benefits of $58 million primarily from the reversal of tax accruals no longer required. The effective tax rate in 2007 included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required. The effective tax rate in 2006 included $146 million of non-cash tax benefits recognized after the IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999.

•      Discontinued Operations — As a result of the PMI and Kraft spin-offs, which are more fully discussed in Note 1, Altria Group, Inc. has reclassified and reflected the results of PMI and Kraft prior to their respective distribution dates as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows. The assets and liabilities related to PMI were reclassified and reflected as discontinued operations on the consolidated balance sheet at December 31, 2007.

•      Acquisition of Middleton — In December 2007, Altria Group, Inc. acquired Middleton.

2008 compared with 2007

The following discussion compares consolidated operating results for the year ended December 31, 2008, with the year ended December 31, 2007.

Net revenues, which include excise taxes billed to customers, increased $692 million (3.7%). Excluding excise taxes, net revenues increased $745 million (4.9%) due primarily to the acquisition of Middleton ($309 million), revenues from contract volume manufactured for PMI ($298 million) and higher revenues from the cigarettes and other tobacco products segment.

Excise taxes on products decreased $53 million (1.5%) due primarily to the impact of lower volume in the cigarettes and other tobacco products segment, partially offset by the acquisition of Middleton.

Cost of sales increased $443 million (5.7%), due primarily to higher ongoing resolution costs, the acquisition of Middleton, higher implementation costs (primarily accelerated depreciation) related to the closure of the Cabarrus manufacturing facility, higher leaf costs, contract volume manufactured for PMI and costs related to the reduction of volume produced for PMI, partially offset by lower volume.

Marketing, administration and research costs decreased $31 million (1.1%), due primarily to lower corporate, and general and administrative costs, mostly offset by the acquisition of Middleton, higher promotional costs and an increase in the allowance for losses at PMCC. The lower corporate, and general and administrative costs reflect cost reduction initiatives.

Operating income increased $509 million (11.6%), due primarily to the gain on the sale of the corporate headquarters building, lower general corporate expenses, the acquisition of Middleton and higher operating results from the cigarettes and other tobacco products segment, partially offset by lower financial services income due to cash recoveries in 2007 from assets that had previously been written down and an increase to the allowance for losses in 2008.

Interest and other debt expense, net, of $167 million decreased $38 million (18.5%), due primarily to lower average debt levels throughout most of 2008, partially offset by lower interest income and financing fees on borrowing facilities related to the acquisition of UST.

Equity earnings in SABMiller decreased $43 million (8.4%), due primarily to intangible asset impairment charges in 2008.

Altria Group, Inc.’s effective tax rate increased 2.4 percentage points to 35.5%. The 2008 effective tax rate included net tax benefits of $58 million primarily from the reversal of tax accruals no longer required. The effective tax rate in 2007 included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required.

Earnings from continuing operations of $3,090 million decreased $41 million (1.3%), due primarily to the 2008 loss on early extinguishment of debt and a higher effective income tax rate, partially offset by higher operating income. Diluted and basic EPS from continuing operations of $1.48 and $1.49, respectively, remained unchanged.

Earnings from discontinued operations, net of income taxes and minority interest (which represents the results of PMI and Kraft prior to the spin-offs), decreased $4,815 million (72.4%), due to the spin-off of Kraft in the first quarter of 2007 and the spin-off of PMI in the first quarter of 2008.

Net earnings of $4,930 million decreased $4,856 million (49.6%). Diluted and basic EPS from net earnings of $2.36 and $2.38, respectively, each decreased by 48.9%. These decreases reflect the spin-offs of PMI and Kraft at the end of March 2008 and 2007, respectively.

2007 compared with 2006

The following discussion compares consolidated operating results for the year ended December 31, 2007, with the year ended December 31, 2006.

Net revenues, which include excise taxes billed to customers, decreased $126 million (0.7%). Excluding excise taxes, net revenues increased $39 million (0.3%), due primarily to the higher revenues from the cigarettes and other tobacco products segment and limited revenues associated with the Middleton acquisition, partially offset by lower revenues from the financial services segment.

Excise taxes on products decreased $165 million (4.6%) due to lower volume in the cigarettes and other tobacco products segment.

Cost of sales increased $440 million (6.0%), due primarily to higher ongoing resolution costs ($484 million).

Marketing, administration and research costs decreased $329 million (10.6%), due primarily to lower marketing expenses and lower general and administrative costs, both decreases reflecting cost reduction initiatives.

Operating income decreased $145 million (3.2%), due primarily to higher charges for asset impairment, exit and implementation costs, partially offset by higher operating results at PMCC as a result of cash recoveries in 2007 from assets that had previously been written down versus a provision in 2006 for its airline industry exposure, and higher operating results from the cigarettes and other tobacco products segment.

Interest and other debt expense, net, of $205 million decreased $20 million, due primarily to lower debt levels, partially offset by lower interest income.

Altria Group, Inc.’s effective tax rate was unchanged at 33.1%. The 2007 effective tax rate included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required. The 2006 effective tax rate included $146 million of non-cash tax benefits recognized after the IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999.

Earnings from continuing operations of $3.1 billion decreased $51 million (1.6%), due primarily to lower operating income, partially offset by higher equity earnings from SABMiller and lower interest and other debt expense, net. Diluted and basic EPS from continuing operations of $1.48 and $1.49, respectively, each decreased by 2.0%.

Earnings from discontinued operations, net of income taxes and minority interest (which represent the results of Kraft prior to the Kraft spin-off, and PMI), decreased $2.2 billion.

Net earnings of $9.8 billion decreased $2.2 billion (18.6%). Diluted and basic EPS from net earnings of $4.62 and $4.66, respectively, each decreased by 19.1%. These decreases reflect the spin-off of Kraft at the end of March 2007.

Operating Results by Business Segment

Tobacco

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Tobacco Use

The United States tobacco industry faces a number of challenges that may adversely affect the business and sales volume of our tobacco subsidiaries and our consolidated results of operations, cash flows and financial position. These challenges, which are discussed below and in Cautionary Factors That May Affect Future Results, include:

•	pending and threatened litigation and bonding requirements as discussed in Note 20 and Item 3. Legal Proceedings to Altria Group, Inc.’s 2008 Form 10-K;

•	competitive disadvantages related to cigarette price increases attributable to the settlement of certain litigation;

•	actual and proposed excise tax increases as well as changes in tax structures;

•	actual and proposed restrictions affecting tobacco product manufacturing, marketing, advertising and sales;

•	the sale of counterfeit tobacco products by third parties;

•	the sale of tobacco products by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

•	price gaps and changes in price gaps between premium and lowest price brands;

•	diversion into one market of products intended for sale in another;

•	the outcome of proceedings and investigations, and the potential assertion of claims, relating to contraband shipments of tobacco products;

•	governmental investigations;

•	governmental and private bans and restrictions on tobacco use;

•	governmental restrictions on the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packing sizes;

•	the diminishing prevalence of cigarette smoking and increased efforts by tobacco control advocates to further restrict tobacco use;

•	governmental requirements setting ignition propensity standards for cigarettes;

•	potential adverse changes in tobacco price, availability and quality; and

•	other actual and proposed tobacco product legislation and regulation.

In the ordinary course of business, our tobacco subsidiaries are subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

•      Excise Taxes: Tobacco products are subject to substantial excise taxes in the United States. Significant increases in tobacco-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted at the federal, state and local levels within the United States.

On February 4, 2009, federal legislation was enacted that increases the federal excise tax (“FET”) on tobacco products. In particular, effective April 1, 2009, the FET on cigarettes will increase from 39 cents per pack to approximately $1.01 per pack; on snuff from 58.5 cents per pound to $1.51 per pound; and on large cigars from 20.72% of the manufacturer’s price (capped at 5 cents per cigar) to 52.75% of manufacturer’s price (capped at 40.26 cents per cigar). This legislation includes a floor stock tax provision that requires persons holding FET-paid tobacco products for sale (other than large cigars) on April 1, 2009 to pay the difference between the old and new rates, minus a $500 tax credit.

State and local excise taxes have increased substantially over the past decade, far outpacing the rate of inflation. For example, between the end of 1998 and the end of 2008, the weighted year-end average state and certain local cigarette excise taxes increased from $0.36 to $1.12 per pack. Two states have enacted cigarette excise tax increases in 2009, which, when implemented, will increase the weighted average state excise tax to $1.14 per pack. Tax increases are expected to continue to have an adverse impact on sales of tobacco products by our tobacco subsidiaries, due to lower consumption levels and to a potential shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products.

A majority of states currently tax moist smokeless tobacco products using an ad valorem method, which is calculated as a percentage of wholesale price. This ad valorem method results in more tax being paid on premium products than is paid on lower-priced products of equal weight. Altria Group, Inc.’s subsidiaries support legislation to convert ad valorem taxes on moist smokeless tobacco to a weight-based methodology because, unlike the ad valorem tax, a weight-based tax results in cans of equal weight paying the same tax. Fourteen states currently use a weight-based tax methodology for moist smokeless tobacco.

•      Food and Drug Administration (the “FDA”) Regulations: In 2008, bipartisan legislation to provide the FDA with broad authority to regulate tobacco products was passed by the United States House of Representatives and approved by the Committee on Health, Education, Labor and Pensions of the United States Senate. The legislation did not pass the Congress in 2008. Similar legislation may be introduced in 2009. If enacted, such legislation would grant the FDA broad authority to regulate the design, manufacture, packaging, advertising, promotion, sale and distribution of cigarettes, cigarette tobacco and smokeless tobacco products and disclosures of related information. The legislation also would grant the FDA authority to extend the application of this legislation, by regulation, to other tobacco products, including cigars. Among other measures, this legislation would:

•	provide the FDA with authority to regulate nicotine yields and to reduce or eliminate harmful smoke constituents or harmful ingredients or other components of tobacco products;

•	ban descriptors such as “light” and “low tar,” unless expressly authorized by the FDA;

•	require complete ingredient disclosure to the FDA and more limited public ingredient disclosure;

•	require FDA approval of any express or implied claims that a tobacco product is or may be less harmful than other tobacco products;

•

prohibit cigarettes with characterizing flavors other than menthol and tobacco (under the version of the legislation previously approved by the United States House of Representatives, a scientific advisory committee would study the impact of the use of menthol in cigarettes on the public health);

•	impose new restrictions on the sale and distribution of tobacco products; and

•

change the language of the current cigarette and smokeless tobacco product health warnings, enlarge their size, and grant the FDA authority to require new warnings, including graphic warnings, in the future.

This legislation would also grant the FDA the authority to impose certain recordkeeping and reporting obligations to address counterfeit and contraband tobacco products and would impose fees to pay for the cost of regulation and other matters.

Under this legislation, significant new restrictions also could be imposed on the advertising and promotion of tobacco products. For example, subject to further amendment by the FDA and constitutional or other legal challenge, the legislation would require the re-promulgation by the FDA of certain advertising and promotion restrictions that were previously adopted by the FDA in 1996, in connection with the FDA’s prior effort — which ultimately was overturned by the United States Supreme Court in 2000 — to regulate cigarettes and smokeless tobacco products as a drug and device. Among other measures, those 1996 regulations included substantial restrictions on the advertising and promotion of cigarettes and smokeless tobacco products that extended significantly beyond the restrictions agreed upon by participating manufacturers in connection with the state settlement agreements discussed below.

Whether Congress will grant the FDA broad authority over tobacco products, and the precise nature and execution of that authority, if granted, cannot be predicted. If the FDA were granted such authority, regulations imposed by the FDA could impact consumer acceptability of tobacco products.

Altria Group, Inc. believes that tough but reasonable federal regulation could benefit consumers, shareholders and other stakeholders by creating a regulatory framework: (1) under which all tobacco product manufacturers and importers doing business in the United States would operate at the same high standards; (2) for the pursuit of tobacco product alternatives that are less harmful than conventional cigarettes; and (3) that would provide for transparent, scientifically grounded, and accurate communication about tobacco products to consumers.

•      The World Health Organization’s (“WHO’s”) Framework Convention on Tobacco Control (the “FCTC”): The FCTC entered into force on February 27, 2005. As of February 3, 2009, 163 countries, as well as the European Community, have become parties to the FCTC. While the United States is a signatory of the FCTC, it is not currently a party to the agreement, as the agreement has not been submitted to, or ratified by, the United States Senate. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things:

•	establish specific actions to prevent youth tobacco product use;

•	restrict or eliminate all tobacco product advertising, marketing, promotion and sponsorship;

•	initiate public education campaigns to inform the public about the health consequences of tobacco consumption and exposure to tobacco smoke and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose health warning requirements on packaging;

•	adopt measures that would eliminate tobacco product smuggling and counterfeit tobacco products;

•	restrict smoking in public places;

•	implement fiscal policies (tax and price increases);

•	adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of tobacco products is safer than another;

•	phase out duty-free tobacco product sales;

•	encourage litigation against tobacco product manufacturers; and

•	adopt and implement guidelines for “testing and measuring the contents and emissions of tobacco products.”

In addition, there are a number of proposals currently under consideration by the governing body of the FCTC, some of which call for substantial restrictions on the manufacture and marketing of tobacco products. It is not possible to predict the outcome of the measures under consideration or the impact of any such measures or FCTC recommendations or requirements on legislation or regulation in the United States, whether or not the United States becomes a party to the FCTC.

•      Laws Addressing Certain Characterizing Flavors: In a number of states, legislation has been proposed which would prohibit the sale of certain tobacco products with certain characterizing flavors. The proposed legislation varies in terms of the type of tobacco products subject to prohibition, the conditions under which the sale of such products would be prohibited, and exceptions to the prohibitions. To date, Maine and New Jersey are the only states in which such a prohibition has been enacted. The provisions of the Maine law, which affect cigarette and cigar products, take effect in July 2009, and covered products may be granted exemptions under that state’s law. The New Jersey law became effective on January 1, 2009; it prohibits the sale or marketing of cigarettes with characterizing flavors other than tobacco, menthol and clove. PM USA does not currently manufacture or market cigarettes with a characterizing flavor other than menthol or tobacco, which are permitted under the Maine and New Jersey laws, as well as the FDA legislation referenced above. Depending upon the outcome of any proceedings in Maine, Middleton has certain brand styles that could be impacted by that state’s law. Whether other states will enact legislation in this area, and the precise nature of such legislation if enacted, cannot be predicted.

•      Tar and Nicotine Test Methods and Brand Descriptors: In the past, a number of public health organizations determined that the existing standardized machine-based methods for measuring tar and nicotine yields in cigarettes did not provide useful information about tar and nicotine deliveries and that such results were misleading to smokers. For example, in the 2001 publication of Monograph 13, the United States National Cancer Institute (“NCI”) concluded that measurements based on the Federal Trade Commission (“FTC”) standardized method “do not offer smokers meaningful information on the amount of tar and nicotine they will receive from a cigarette” or “on the relative amounts of tar and nicotine exposure likely to be received from smoking different brands of cigarettes.” Thereafter, the FTC stated that it would work with the NCI to determine what changes should be made to its testing method to “correct the limitations” identified in Monograph 13. In 2002, PM USA petitioned the FTC to promulgate new rules governing the use of existing standardized machine-based methodologies for measuring tar and nicotine yields and descriptors. That petition remains pending. On November 26, 2008, the FTC issued a notice rescinding its 1966 guidance that set forth the FTC’s former position that it is generally not a violation of the Federal Trade Commission Act to make factual statements of the tar and nicotine yields of cigarettes when statements of such yields are supported by the FTC’s standardized measurement method.

In addition, the WHO has concluded that these standardized measurements are “seriously flawed” and that measurements based upon the current standardized methodology “are misleading and should not be displayed.” The International Organization for Standardization (“ISO”) established a working group, chaired by the WHO, to propose a new measurement method that would more accurately reflect human smoking behavior. PM USA has supported the concept of supplementing the ISO test method with a more intensive method, which PM USA believes would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending on how an individual smokes a cigarette. The working group has issued a final report proposing two alternative measurement methods. Currently, ISO is in the process of deciding whether to begin further development of the two methods or to wait for additional guidance from the FCTC’s governing body.

In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly challenged the use of cigarette descriptors — such as “light,” “mild,” and “low tar” — that are based in part on measurements produced by those methods. For example, as noted above, the FDA legislation previously referenced would ban descriptors such as “light” and “low tar” (unless expressly authorized by the FDA). In addition, as discussed in Note 20, in August 2006, a federal trial court entered judgment in favor of the United States government in its lawsuit against various cigarette manufacturers and others, including PM USA and Altria Group, Inc., and enjoined the defendants from using brand descriptors, such as “lights,” “ultra-lights” and “low tar.” In October 2006, the United States Court of Appeals for the District of Columbia Circuit stayed enforcement of the judgment pending its review of the trial court’s decision.

•      Tobacco Quota Buy-Out: In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out is approximately $9.5 billion and is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments will offset already scheduled payments to the National Tobacco Grower Settlement Trust (the “NTGST”), a trust fund established in 1999 by four of the major domestic tobacco product manufacturers to provide aid to tobacco growers and quota holders. For a discussion of the NTGST, see Note 20. Manufacturers and importers of tobacco products were also obligated to cover any losses (up to $500 million) that the government incurred on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. The disposition of such pool stock is now complete. PM USA paid $138 million for its share of the tobacco pool stock losses. Middleton and UST are also subject to the requirements of FETRA, but the amounts they pay are not material. The quota buy-out did not have a material adverse impact on our consolidated results in 2008 and we do not anticipate that the quota buy-out will have a material adverse impact on our consolidated results in 2009 and beyond.

•      Health Effects of Tobacco Consumption and Exposure to Environmental Tobacco Smoke (“ETS”): It is the policy of Altria Group, Inc. and its tobacco subsidiaries to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of tobacco consumption, addiction and exposure to ETS. Altria Group, Inc. and its tobacco subsidiaries believe that the public should be guided by the messages of the United States Surgeon General and public health authorities worldwide in making decisions concerning the use of tobacco products. PM USA and Middleton have established websites that include, among other things, the views of public health authorities on tobacco consumption, disease causation in tobacco consumers, addiction and ETS. These sites advise tobacco consumers and those considering tobacco consumption to rely on the messages of public health authorities in making all tobacco related decisions. In connection with its integration into the Altria Group, Inc. family of companies, UST’s subsidiary, U.S. Smokeless Tobacco Company, intends to establish a website with comparable information shortly.

Reports with respect to the health effects of cigarette smoking have been publicized for many years, including in a June 2006 United State Surgeon General report on ETS entitled “The Health Consequences of Involuntary Exposure to Tobacco Smoke.” Many jurisdictions within the United States have restricted smoking in public places. The pace and scope of public smoking bans have increased significantly. Some public health groups have called for, and some jurisdictions have adopted or proposed, bans on smoking in outdoor places, in private apartments and in cars with minors in them. It is not possible to predict the results of ongoing scientific research or the types of future scientific research into the health risks of tobacco exposure. Although most regulation of ETS exposure to date has been done at the state or local level through bans in public establishments, the State of California has been particularly active in evaluating the health risks of ETS exposure. Currently, the California Air Resources Board under its toxic air contaminant program and the California Office of Environmental Health Hazard Assessment under California Proposition 65 are developing programs to regulate ETS exposures in California. Those programs have not yet been fully developed and there is no specific timeframe for them to be completed.

•      Reduced Cigarette Ignition Propensity Legislation: Legislation or regulation requiring cigarettes to meet reduced ignition propensity standards has been adopted or is being considered in a vast majority of the states. New York State implemented ignition propensity standards in June 2004. As of February 1, 2009, comparable standards have been enacted by thirty-seven other states and the District of Columbia. Based only upon the legislation that has been enacted to date, as of January 1, 2010, ignition propensity standards will be in effect in thirty-seven states and the District of Columbia, covering approximately eighty percent of PM USA cigarette volume.

PM USA supports the enactment of federal legislation mandating a uniform and technically feasible national standard for reduced ignition propensity cigarettes that would preempt state standards and apply to all cigarettes sold in the United States. Although PM USA believes that a national standard is the most appropriate way to address the issue, it has been actively supporting the adoption of laws at the state level that require all manufacturers to comply with the standard first adopted in New York. PM USA anticipates that a number of remaining states will adopt ignition propensity standards in 2009.

•      Illicit Trade: Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. For example, at the federal level, one bill that was passed by the United States House of Representatives in 2008, and which may be reintroduced in 2009, would address illegal Internet sales by, among other things, imposing a series of restrictions and requirements on the delivery and sale of such products and make such products non-mailable through the United States Postal Service. Altria Group, Inc. and its tobacco subsidiaries support appropriate regulations and enforcement measures to prevent illicit trade in tobacco products. For example, PM USA is engaged in a number of initiatives to help prevent contraband trade in cigarettes, including: enforcement of PM USA wholesale and retail trade policies on trade in contraband cigarettes and Internet/remote sales; engagement with and support of law enforcement and regulatory agencies; litigation to protect the company’s trademarks; and support for a variety of federal and state legislative initiatives. PM USA’s legislative initiatives to address contraband trade in cigarettes are designed to better control and protect the legitimate channels of distribution, impose more stringent penalties for the violation of laws and provide additional tools for law enforcement.

•      State Settlement Agreements: As discussed in Note 20, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims. These settlements require participating manufacturers to make substantial annual payments. The settlements also place numerous restrictions on participating manufacturers’ business operations, including prohibitions and restrictions on the advertising and marketing of cigarettes and smokeless tobacco products. Among these are prohibitions of outdoor and transit brand advertising, payments for product placement, and free sampling (except in adult-only facilities). Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon characters. In addition, the State Settlement Agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry’s ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

In November 1998, UST entered into the Smokeless Tobacco Master Settlement Agreement (the “STMSA”) with the attorneys general of various states and United States territories to resolve the remaining health care cost reimbursement cases initiated against UST. The STMSA required UST to adopt various marketing and advertising restrictions and make certain payments over a minimum of 10 years for programs to reduce youth consumption of tobacco and combat youth substance abuse and for enforcement purposes. UST is the only smokeless tobacco manufacturer to sign the STMSA.

•      Other Legislation or Governmental Initiatives: In addition to the actions discussed above, other regulatory initiatives affecting the tobacco industry have been adopted or are being considered at the federal level and in a number of state and local jurisdictions. For example, in recent years, legislation has been introduced or enacted at the state or local level to subject tobacco products to various reporting requirements and performance standards; establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; restrict the sale of tobacco products in certain retail establishments and the sale of tobacco products in certain packing sizes; and further restrict the sale, marketing and advertising of cigarettes and other tobacco products.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of tobacco products, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented in the United States that might materially adversely affect the business and volume of our tobacco subsidiaries and our consolidated results of operations and cash flows.

•      Governmental Investigations: From time to time, Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters. Altria Group, Inc. and its subsidiaries cannot predict whether new investigations may be commenced.

•      Tobacco Price, Availability and Quality: Shifts in crops driven by economic conditions and adverse weather patterns, government mandated prices and production control programs may increase or decrease the cost or reduce the quality of tobacco and other agricultural products used to manufacture our products. As with other agriculture commodities, the price of tobacco leaf can be influenced by economic conditions and imbalances in supply and demand and crop quality and availability can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including governmental mandated prices and production control programs. Changes in the patterns of demand for agricultural products and the cost of tobacco production could cause tobacco leaf prices to increase and could result in farmers growing less tobacco. Any significant change in the price of tobacco leaf, quality and availability could affect our tobacco subsidiaries’ profitability and business.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2008	2007	2006	2008	2007	2006
Cigarettes and other tobacco products	$18,753	$18,470	$18,474	$4,866	$4,511	$4,812
Cigars	387	15		164	7

Total tobacco	$19,140	$18,485	$18,474	$5,030	$4,518	$4,812

2008 compared with 2007

The following discussion compares tobacco operating results for the year ended December 31, 2008 with the year ended December 31, 2007.

•      Cigarettes and other tobacco products: Net revenues, which include excise taxes billed to customers, increased $283 million (1.5%). Excluding excise taxes, net revenues increased $394 million (2.6%) to $15,415 million, due primarily to lower wholesale promotional allowance rates ($682 million), partially offset by lower volume ($282 million). Net revenues for 2008 included contract volume manufactured for PMI of $298 million.

Operating companies income increased $355 million (7.9%), due primarily to lower wholesale promotional allowance rates, net of higher ongoing resolution and leaf costs ($532 million), lower pre-tax charges in 2008 for asset impairment, exit and implementation costs related to the announced closing of the Cabarrus, North Carolina cigarette manufacturing facility ($253 million), and lower general and administrative expenses ($168 million, which includes a $26 million provision for the Scott case in Louisiana in 2007), partially offset by lower volume ($359 million), higher promotional costs ($101 million), costs related to the reduction of volume produced for PMI ($100 million), and exit costs related to the company-wide integration and restructuring program ($48 million). Lower general and administrative expenses primarily reflect cost reduction initiatives.

Marketing, administration and research costs include PM USA’s cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, including those discussed in Note 20. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2008, 2007 and 2006, product liability defense costs were $179 million, $200 million and $195 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. PM USA does not expect future product liability defense costs to be significantly different from past defense costs.

PM USA’s shipment volume was 169.4 billion units, a decrease of 3.2% or 5.7 billion units, and was estimated to be down approximately 4% when adjusted for changes in trade inventories and calendar differences. In the premium segment, PM USA’s shipment volume decreased 3.0%. Marlboro shipment volume decreased 2.9 billion units (2.0%) to 141.5 billion units. In the discount segment, PM USA’s shipment volume decreased 6.5%, with Basic shipment volume down 8.5% to 12.1 billion units.

The following table summarizes PM USA’s cigarette volume performance by brand, which includes units sold as well as promotional units, but excludes Puerto Rico, U.S. Territories, Overseas Military, Philip Morris Duty Free Inc. and contract manufacturing for PMI (terminated in the fourth quarter of 2008), for 2008 and 2007:

For the Years Ended December 31, (in billion units)	2008	2007
Marlboro	141.5	144.4
Parliament	5.5	6.0
Virginia Slims	6.3	7.0
Basic	12.1	13.2

Focus Brands	165.4	170.6
Other	4.0	4.5

Total PM USA	169.4	175.1

The following table summarizes PM USA’s retail share performance, based on data from the Information Resources, Inc. (“IRI”)/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. This panel was not designed to capture sales through other channels, including Internet and direct mail:

For the Years Ended December 31,	2008	2007
Marlboro	41.6%	41.0%
Parliament	1.8	1.9
Virginia Slims	2.0	2.2
Basic	3.9	4.1

Focus Brands	49.3	49.2
Other	1.4	1.4

Total PM USA	50.7%	50.6%

PM USA is developing a new IRI/Capstone Service to track retail cigarette performance and expects to introduce this new service in the first quarter of 2009.

Effective December 29, 2008, PM USA increased its wholesale promotional allowance on L&M by $0.29 per pack, from $0.26 to $0.55.

Effective December 15, 2008, PM USA reduced its wholesale promotional allowances on Marlboro and Basic by $0.05 per pack, from $0.26 to $0.21, and raised the price on its other brands, except for L&M, by $0.05 per pack.

Effective May 5, 2008, PM USA reduced its wholesale promotional allowances on Marlboro, Basic and L&M by $0.09 per pack, from $0.35 to $0.26, and eliminated the $0.20 per pack wholesale promotional allowances on Parliament. In addition, PM USA increased the price on its other brands by $0.09 per pack.

Effective January 7, 2008, PM USA reduced its wholesale promotional allowances on Parliament by $0.15 per pack from $0.35 to $0.20, and eliminated the $0.20 per pack wholesale promotional allowances on Virginia Slims.

Effective September 10, 2007, PM USA reduced its wholesale promotional allowances on Marlboro, Parliament and Basic by $0.05 per pack, from $0.40 to $0.35, and Virginia Slims by $0.20 per pack, from $0.40 to $0.20. In addition, PM USA raised the price on its other brands by $0.05 per pack effective September 10, 2007 and by $0.20 per pack effective February 12, 2007.

Effective December 18, 2006, PM USA reduced its wholesale promotional allowance on its Focus Brands by $0.10 per pack, from $0.50 to $0.40, and increased the price of its other brands by $0.10 per pack.

Subsequent to year end, effective February 9, 2009, PM USA increased the price on Marlboro, Parliament, Virginia Slims, Basic and L&M by $0.09 per pack. In addition, PM USA increased the price on all of its other premium brands by $0.18 per pack.

As the cigarette industry environment continues to evolve, PM USA believes that it cannot accurately predict estimated future cigarette industry decline rates and, for this reason, PM USA does not provide this guidance. Evolving industry dynamics include: the uncertain economic conditions; unpredictable federal and state cigarette excise tax increases; adult consumer activity across multiple tobacco categories; and trade inventory changes as wholesalers and retailers continue to adjust their levels of cigarette inventories. PM USA believes that its results may be materially adversely affected by the items discussed under the caption Tobacco — Business Environment.

•      Cigars: In December 2007, Altria Group, Inc. acquired Middleton. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, were included in Altria Group, Inc.’s consolidated operating results. For the year ended December 31, 2008, net revenues, which include excise taxes billed to customers, were $387 million. Operating companies income was $164 million, which includes a pre-tax charge of $18 million for integration costs. Cigars shipment volume increased 6.2% versus 2007 to 1.3 billion units, driven by Middleton’s leading brand, Black & Mild. Middleton achieved a retail share of 29.1% of the machine-made large cigar segment in 2008 which represents an increase of 2.5 share points versus the prior-year period, driven by Black & Mild. Retail share for Black & Mild increased 2.8 share points versus the prior-year to 28.3% of the machine-made large cigar segment. Retail share performance is based on the 52-week periods ending December 21, 2008 and December 23, 2007 from the IRI Cigar Database for Food, Drug, Mass Merchandise and Convenience trade classes, which tracks cigar market share performance.

In 2008, Middleton entered into an agreement with PM USA to leverage PM USA’s distribution network and field sales force to represent Middleton’s brands. In mid-March 2008, PM USA’s sales force began representing Middleton’s brands at retail and supporting the execution of Middleton’s trade marketing programs.

2007 compared with 2006

The following discussion compares tobacco operating results for the year ended December 31, 2007 with the year ended December 31, 2006.

•      Cigarettes and other tobacco products: Net revenues, which include excise taxes billed to customers, decreased $4 million. Excluding excise taxes, net revenues increased $164 million (1.1%) to $15.0 billion, due primarily to lower wholesale promotional allowance rates ($1.1 billion), partially offset by lower volume ($906 million).

Operating companies income decreased $301 million (6.3%), due primarily to lower volume ($608 million) and pre-tax charges in 2007 for asset impairment, exit and implementation costs related to the announced closing of the Cabarrus, North Carolina cigarette manufacturing facility ($371 million), partially offset by lower wholesale promotional allowance rates, net of higher ongoing resolution costs ($329 million) and lower marketing, administration and research costs ($311 million, net of a $26 million provision for the Scott case in Louisiana in 2007). Lower marketing, administration and research costs primarily reflect cost reduction initiatives in marketing, and general and administrative expenses.

PM USA’s shipment volume was 175.1 billion units, a decrease of 4.6% or 8.3 billion units, and was estimated to be down approximately 3.6% when adjusted for changes in trade inventories and calendar differences. For the full year 2007, PM USA estimated a decline of about 4% in total cigarette industry volume. In the premium segment, PM USA’s shipment volume decreased 4.3%. Marlboro shipment volume decreased 5.9 billion units (3.9%) to 144.4 billion units. In the discount segment, PM USA’s shipment volume also decreased, with Basic shipment volume down 8.8% to 13.2 billion units.

The following table summarizes PM USA’s cigarette volume performance by brand, which includes units sold as well as promotional units, but excludes Puerto Rico, U.S. Territories, Overseas Military, Philip Morris Duty Free Inc. and contract manufacturing for PMI, for 2007 and 2006:

For the Years Ended December 31, (in billion units)	2007	2006
Marlboro	144.4	150.3
Parliament	6.0	6.0
Virginia Slims	7.0	7.5
Basic	13.2	14.5

Focus Brands	170.6	178.3
Other	4.5	5.1

Total PM USA	175.1	183.4

The following table summarizes PM USA’s retail share performance, based on data from the IRI/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. This panel was not designed to capture sales through other channels, including Internet and direct mail:

For the Years Ended December 31,	2007	2006
Marlboro	41.0%	40.5%
Parliament	1.9	1.8
Virginia Slims	2.2	2.3
Basic	4.1	4.2

Focus Brands	49.2	48.8
Other	1.4	1.5

Total PM USA	50.6%	50.3%

Financial Services

Business Environment

In 2003, PMCC shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2008, 2007 and 2006, proceeds from asset sales, maturities and bankruptcy recoveries totaled $403 million, $486 million and $357 million, respectively, and gains totaled $87 million, $274 million and $132 million, respectively, in operating companies income.

Included in the proceeds for 2007 were partial recoveries of amounts previously charged to earnings in the allowance for losses related to PMCC’s airline exposure. The operating companies income associated with these recoveries, which is included in the gains shown above, was $214 million for the year ended December 31, 2007.

The activity in the allowance for losses on finance assets for the years ended December 31, 2008, 2007 and 2006 was as follows:

(in millions)	2008	2007	2006
Balance at beginning of the year	$204	$480	$596
Amounts charged to earnings/(recovered)	100	(129)	103
Amounts written-off		(147)	(219)

Balance at end of the year	$304	$204	$480

During 2008, PMCC increased its allowance for losses by $100 million, primarily as a result of credit rating downgrades of certain lessees and financial market conditions. PMCC continues to monitor economic and credit conditions and may have to increase its allowance for losses if such conditions worsen.

The net impact to the allowance for losses for 2007 and 2006 related primarily to various airline leases. Amounts recovered of $129 million in 2007 related to partial recoveries of amounts charged to earnings in the allowance for losses in prior years. In addition in 2007, PMCC recovered $85 million related to amounts previously charged to earnings and written off in prior years. In total, these recoveries resulted in additional operating companies income of $214 million for the year ended December 31, 2007. Acceleration of taxes on the foreclosures of leveraged leases written off amounted to approximately $50 million and $80 million in 2007 and 2006, respectively. There were no foreclosures in 2008.

PMCC’s portfolio remains diversified by lessee, industry segment and asset type. As of December 31, 2008, 74% of PMCC’s lessees were investment grade as measured by Moody’s Investor Services and Standard & Poor’s. Excluding aircraft lease investments, 86% of PMCC’s lessees were investment grade. All of PMCC’s lessees are current on their lease obligations.

In 2008, the credit ratings of Ambac Assurance Corporation (“Ambac”) and American International Group, Inc. (“AIG”) were downgraded by Moody’s Investor Services and Standard & Poor’s. Ambac and AIG provided initial credit support on various structured lease transactions entered into by PMCC, which involved the financing of core operating assets to creditworthy lessees. The credit rating downgrades of Ambac and AIG triggered requirements for the lessees to post collateral or replace Ambac and AIG as credit support providers in these transactions. Additional collateral has been posted for one transaction, and AIG credit support was replaced on two transactions. Two leases were sold, one subsequent to December 31, 2008, and PMCC is engaged in discussions with two lessees to replace Ambac as credit support on the remaining leases.

In 2007, a guarantor (Calpine Corporation) of a lease was operating under bankruptcy protection, but emerged in February 2008. The lease was not included in the bankruptcy filing and not affected by the guarantor’s bankruptcy. With the emergence of Calpine Corporation from bankruptcy, there are no PMCC lessees or guarantors under bankruptcy protection.

As discussed in Note 20, the IRS has disallowed benefits pertaining to several PMCC leveraged lease transactions for the years 1996 through 1999.

Operating Results

	Net Revenues			Operating Companies Income
(in millions)	2008	2007	2006	2008	2007	2006
Financial Services	$216	$179	$316	$71	$380	$175

PMCC’s net revenue for 2008, increased $37 million (20.7%) from 2007, due primarily to higher asset management gains. PMCC’s operating companies income for 2008, which included a $2 million charge related to the company-wide integration and restructuring program, decreased $309 million (81.3%) from 2007, due primarily to 2007 cash recoveries of $214 million on aircraft leases which had been previously written down, as well as an increase in 2008 to the allowance for losses of $100 million related to credit rating downgrades of certain lessees and financial market conditions.

PMCC’s net revenues for 2007 decreased $137 million (43.4%) from 2006, due primarily to lower lease revenues due to lower investment balances, and to lower gains from asset management activity. PMCC’s operating companies income for 2007 increased $205 million (100.0+%) from 2006, due primarily to cash recoveries in 2007 on aircraft leases which had been previously written down versus an increase to the loss provision in 2006, partially offset by lower revenues.

Financial Review

•      Net Cash Provided by Operating Activities, Continuing Operations: During 2008, net cash provided by operating activities on a continuing operations basis was $3.2 billion, compared with $4.6 billion during 2007. The decrease in cash provided by operating activities was due primarily to the return of the escrow bond for the Engle tobacco case in 2007 and higher settlement charge payments in 2008, partially offset by payments for the reimbursement of Kraft’s federal income tax contingencies in 2007.

During 2007, net cash provided by operating activities on a continuing operations basis was $4.6 billion, compared with $3.6 billion during 2006. The increase in cash provided by operating activities was due primarily to the 2006 reimbursements of PMI’s and Kraft’s portions of federal income tax benefits related to the Revenue Agent’s Report (“RAR”) and lower pension plan contributions, partially offset by lower returns of escrow bond deposits.

•      Net Cash Provided by (Used in) Investing Activities, Continuing Operations: Altria Group, Inc. and its subsidiaries from time to time consider acquisitions as part of their adjacency strategy as evidenced by the acquisitions of Middleton in 2007 and UST on January 6, 2009. For further discussion, see Note 5 and Note 23.

During 2008, net cash provided by investing activities on a continuing operations basis was $796 million, compared with net cash used of $2.7 billion during 2007. This change was due primarily to the acquisition of Middleton in December 2007, proceeds from the sale of Altria Group, Inc.’s corporate headquarters building in New York City during 2008 and lower capital expenditures in 2008.

During 2007 and 2006, net cash used in investing activities on a continuing operations basis was $2.7 billion and $63 million, respectively. In 2007, the net cash used primarily reflects the acquisition of Middleton.

Capital expenditures for 2008 decreased 37.6% to $241 million. The expenditures were primarily for modernization and consolidation of manufacturing facilities, expansion of certain production capacity and headquarters expansion. Capital expenditures for 2009 are expected to be approximately $350 million, and are expected to be funded from operating cash flows.

•      Net Cash Used in Financing Activities, Continuing Operations: During 2008 and 2007, net cash used in financing activities on a continuing operations basis was $937 million and $148 million, respectively. The increase of $789 million was due primarily to the following:

•	lower dividends received from PMI during 2008;

•	debt tender offers during the first quarter of 2008 which resulted in the repayment of debt as well as the payment of tender and consent fees;

•	cash used in 2008 to repurchase common stock;

•	dividends received from Kraft in 2007; and

•	a payment of $449 million to PMI during 2008 and a receipt of $179 million from Kraft during 2007 as a result of the spin-off related modifications to Altria Group, Inc. stock awards;

partially offset by:

•	$6.8 billion issuance of long-term notes in 2008, the proceeds of which were used to partially fund the acquisition of UST in January 2009; and

•	lower dividends paid on Altria Group, Inc. common stock during 2008 as a result of the Kraft and PMI spin-offs.

During 2007 and 2006, net cash used in financing activities on a continuing operations basis was $148 million and $5.2 billion, respectively. The decrease of $5.1 billion was due primarily to higher dividends received from PMI in 2007 and to lower repayments of debt in 2007.

•	Debt and Liquidity

Credit Ratings: At December 31, 2008, the credit ratings and outlook for Altria Group, Inc.’s indebtedness by major credit rating agencies were:

	Short-term Debt	Long-term Debt	Outlook
Moody’s	P-2	Baa1	Negative
Standard & Poor’s	A-2	BBB	Stable
Fitch	F-2	BBB+	Stable

The foregoing credit ratings and outlook for Altria Group, Inc.’s indebtedness did not change upon the closing of Altria Group, Inc.’s acquisition of UST, which is more fully discussed in Note 23.

Credit Lines: At December 31, 2008 and 2007, Altria Group, Inc. had no borrowings under its credit lines.

At December 31, 2008, Altria Group, Inc. had in place a multi-year revolving credit facility as amended on December 19, 2008 (as amended the “Revolving Facility”) in the amount of $3.5 billion, which expires April 15, 2010. The Revolving Facility requires Altria Group, Inc. to maintain a ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense (as defined in the Revolving Facility) of not less than 4.0 to 1.0 and, pursuant to the December 19, 2008 amendment, requires the maintenance of a ratio of debt to EBITDA (as defined in the Revolving Facility) of not more than 3.0 to 1.0 (prior to the amendment, this ratio was 2.5 to 1.0). At December 31, 2008, the ratios of EBITDA to interest expense, and debt to EBITDA, calculated in accordance with the agreement, were 17.6 to 1.0 and 1.4 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with its Revolving Facility.

The Revolving Facility is used to support the issuance of commercial paper and to fund short-term cash needs when the commercial paper market is unavailable. At December 31, 2008, Altria Group, Inc. had no commercial paper outstanding and no borrowings under the Revolving Facility. Pricing under the Revolving Facility is modified in the event of a change in Altria Group, Inc.’s credit rating. The Revolving Facility does not include any other rating triggers; nor does it contain any provisions that could require the posting of collateral.

In connection with the acquisition of UST, in September 2008, Altria Group, Inc. entered into a commitment letter with certain financial institutions to provide up to $7.0 billion under a 364-day term bridge loan facility (the “Bridge Facility”). The commitment letter required that commitments under the Bridge Facility be reduced by an amount equal to 100% of the net proceeds of certain capital markets financing transactions, certain credit facility borrowings and certain asset sales in excess of $4.0 billion. As a result of Altria Group, Inc.’s November 2008 issuance of $6.0 billion in long-term notes (see Debt section below), commitments under the Bridge Facility were reduced by $1.9 billion to $5.1 billion. On December 19, 2008, Altria Group, Inc. entered into a definitive agreement for the Bridge Facility. Upon Altria Group, Inc.’s subsequent December 2008 issuance of $775 million in long-term notes, commitments under the Bridge Facility were further reduced to $4.3 billion. On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under the Bridge Facility. The proceeds from this borrowing were used to fund in part the acquisition of UST.

In February 2009, Altria Group, Inc. issued $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of these notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. Following such prepayment, the Bridge Facility was terminated.

In January 2008, Altria Group, Inc. entered into a $4.0 billion 364-day bridge loan facility. The amount of Altria Group, Inc.’s borrowing capacity under that facility was reduced automatically by an amount equal to 100% of the net proceeds of any capital markets financing transaction. In November 2008, this bridge loan facility expired in accordance with its terms upon receipt of $4.0 billion of the net proceeds from the issuance of $6.0 billion of long-term notes.

Financial Market Environment: Events over the past several months, including recent failures and near failures of a number of large financial service companies, have made the capital markets increasingly volatile. Altria Group, Inc. continues to monitor the credit quality of its bank group and is not aware of any potential non-performing credit provider in that group, other than as noted in the following paragraph. Altria Group, Inc. believes the lenders in its bank group will be willing and able to advance funds in accordance with their legal obligations.

A subsidiary of Lehman Brothers Holdings Inc. (“Lehman Brothers”) has a $108 million participation in the Revolving Facility. To date, the Lehman Brothers subsidiary has not, to Altria Group, Inc.’s knowledge, filed for bankruptcy protection. Altria Group, Inc. does not believe that failure by this subsidiary to fund its participation would be material.

Despite adverse financial market conditions, Altria Group, Inc. believes it has adequate liquidity, financial resources and access to additional financial resources to meet its anticipated obligations in the foreseeable future.

Debt: Altria Group, Inc.’s total debt (consumer products and financial services) was $7.5 billion and $4.7 billion at December 31, 2008 and 2007, respectively. Total financial services debt of $500 million matures in July 2009. Total consumer products debt was $7.0 billion and $4.2 billion at December 31, 2008 and 2007, respectively. The increase in total consumer products debt relates to the issuance of $6.8 billion of long-term notes, partially offset by the tender offers, both of which are discussed below, as well as the repayment of long-term debt that matured. Fixed-rate debt constituted approximately 98% and 97%, of total consumer products debt at December 31, 2008 and 2007, respectively. The weighted average interest rate on total consumer products debt, including the impact of swap agreements in 2007, was approximately 9.1% and 6.1% at December 31, 2008 and 2007, respectively.

As discussed further in Note 10. Long-term debt to the consolidated financial statements, Altria Group, Inc. issued $6.0 billion of senior unsecured long-term notes in November 2008 and $775 million of senior unsecured long-term notes in December 2008 (collectively, the “Notes”). The net proceeds from the issuances of the Notes ($6.7 billion) were used along with borrowings under the Bridge Facility to finance the acquisition of UST on January 6, 2009. The obligations of Altria Group, Inc. under the Notes are fully and unconditionally guaranteed by PM USA (see Guarantees section below). The Notes contain the following terms:

November Issuance

•	$1.4 billion at 8.50%, due 2013, interest payable semi-annually beginning May 2009

•	$3.1 billion at 9.70%, due 2018, interest payable semi-annually beginning May 2009

•	$1.5 billion at 9.95%, due 2038, interest payable semi-annually beginning May 2009

December Issuance

•	$775 million at 7.125%, due 2010, interest payable semi-annually beginning June 2009

In February 2009, Altria Group, Inc. issued an additional $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of the notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. The obligations of Altria Group, Inc. under the notes are fully and unconditionally guaranteed by PM USA. The notes contain the following terms:

•	$525 million at 7.75%, due 2014, interest payable semi-annually beginning August 2009

•	$2.2 billion at 9.25%, due 2019, interest payable semi-annually beginning August 2009

•	$1.5 billion at 10.20%, due 2039, interest payable semi-annually beginning August 2009

The other terms of these notes are similar to the notes issued in November 2008 and December 2008, as discussed in Note 10.

In connection with the spin-off of PMI, in the first quarter of 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd., completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars. As a result of the tender offers and consent solicitations, Altria Group, Inc. recorded a pre-tax loss of $393 million, which included tender and consent fees of $371 million, on the early extinguishment of debt in the first quarter of 2008.

Taxes: The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final RAR in March 2006. Altria Group, Inc. agreed with all conclusions of the RAR, with the exception of certain leasing matters discussed in Note 20. Consequently, in March 2006, Altria Group, Inc. recorded non-cash tax benefits of $1.0 billion, which principally represented the reversal of tax reserves following the issuance of and agreement with the RAR. Altria Group, Inc. reimbursed $337 million and $450 million in cash to Kraft and PMI, respectively, for their portion of the $1.0 billion related to federal tax benefits, as well as pre-tax interest of $46 million to Kraft. The total tax benefits related to Kraft and PMI, which included the above mentioned federal tax benefits, as well as state tax benefits of $74 million, were reclassified to earnings from discontinued operations. The tax reversal resulted in an increase to earnings from continuing operations of $146 million for the year ended December 31, 2006.

•      Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: At December 31, 2008, Altria Group, Inc. had a $12 million third-party guarantee related to a divestiture, which was recorded as a liability on its consolidated balance sheet. This guarantee has no specified expiration date. Altria Group, Inc. is required to perform under this guarantee in the event that a third party fails to make contractual payments. In the ordinary course of business, certain subsidiaries of Altria Group, Inc. have agreed to indemnify a limited number of third parties in the event of future litigation. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Under the terms of the Distribution Agreement between Altria Group, Inc. and PMI, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria Group, Inc. and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. Altria Group, Inc. does not have a related liability recorded on its consolidated balance sheet at December 31, 2008 as the fair value of this indemnification is insignificant.

As more fully discussed in Note 21. Condensed Consolidating Financial Information to the consolidated financial statements, PM USA has issued guarantees relating to Altria Group, Inc.’s obligations under its outstanding debt securities and borrowings under the Revolving Facility and its commercial paper program (the “Guarantees”). Pursuant to the Guarantees, PM USA fully and unconditionally guarantees, as primary obligor, the payment and performance of Altria Group, Inc.’s obligations under the guaranteed debt instruments.

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.’s contractual obligations at December 31, 2008:

	Payments Due
(in millions)	Total	2009	2010- 2011	2012- 2013	2014 and Thereafter
Long-term debt(1):
Consumer products	$7,011	$135	$775	$1,459	$4,642
Financial services	500	500

	7,511	635	775	1,459	4,642
Interest on borrowings(2)	8,283	671	1,180	1,153	5,279
Operating leases(3)	253	54	87	29	83
Purchase obligations(4):
Inventory and production costs	937	478	332	105	22
Other	1,322	728	588	6

	2,259	1,206	920	111	22
Other long-term liabilities(5)	2,338	127	284	313	1,614

	$20,644	$2,693	$3,246	$3,065	$11,640

(1)	Amounts represent the expected cash payments of Altria Group, Inc.’s long-term debt.
(2)	Amounts represent the expected cash payments of Altria Group, Inc.’s interest expense on its long-term debt, including the current portion of long-term debt. Interest on Altria Group, Inc.’s fixed-rate debt is presented using the stated interest rate. Interest on Altria Group, Inc.’s variable rate debt is estimated using the rate in effect at December 31, 2008. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.
(3)	Amounts represent the minimum rental commitments under non-cancelable operating leases.
(4)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(5)	Other long-term liabilities primarily consist of postretirement health care costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, income taxes and tax contingencies, insurance accruals and other accruals. Altria Group, Inc. is unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, Altria Group, Inc. anticipates making pension contributions of $20 million in 2009, based on current tax law (as discussed in Note 16).

The State Settlement Agreements and related legal fee payments, and payments for tobacco growers, as discussed below and in Note 20, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, market share and industry volume. Litigation escrow deposits, as discussed below and in Note 20, are also excluded from the table above since these deposits will be returned to PM USA should it prevail on appeal.

•       Payments Under State Settlement and Other Tobacco Agreements: As discussed previously and in Note 20, PM USA has entered into State Settlement Agreements with the states and territories of the United States and also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA’s obligations under this trust have now been eliminated by the obligations imposed on PM USA by FETRA. Each of these agreements calls for payments that are based on variable factors, such as cigarette volume, market shares and inflation. PM USA accounts for the cost of these agreements as a component of cost of sales as product is shipped.

As a result of these agreements and the enactment of FETRA, PM USA and Middleton (enactment of FETRA) recorded the following amounts in cost of sales for the years ended December 31, 2008, 2007 and 2006:

	PM USA (in billions)	Middleton (in millions)
2008	$5.5	$4
2007	5.5
2006	5.0

Based on current agreements and current estimates of volume and market share, the estimated amounts that PM USA and Middleton may charge to cost of sales under these agreements will be approximately as follows:

	PM USA (in billions)		Middleton (in millions)
2009	$5.5	2009	$5
2010	5.6	2010	5
2011	5.6	2011	6
2012	5.6	2012	6
2013	5.6	2013	6
2014 to 2018	5.6 annually	2014	6
Thereafter	5.7 annually

The estimated amounts charged to cost of sales in each of the years above would generally be paid in the following year. As previously stated, the payments due under the terms of these agreements are subject to adjustment for several factors, including volume, inflation and certain contingent events and, in general, are allocated based on each manufacturer’s market share. The amounts shown in the table above are estimates, and actual amounts will differ as underlying assumptions differ from actual future results. See Note 20 for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003, 2004, 2005 and 2006.

•       Litigation Escrow Deposits: As discussed in Note 20, in December 2007, $1.2 billion of funds held in an interest-bearing escrow account in connection with obtaining a stay of execution in the Engle class action was returned to PM USA. In addition, the $100 million relating to the bonding requirement in the same case has been discharged. Interest income on the $1.2 billion escrow account, prior to its return to PM USA, was paid to PM USA quarterly and was being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

Also, in June 2006 under the order of the Illinois Supreme Court, the cash deposits of approximately $2.2 billion related to the Price case were returned to PM USA, and PM USA’s obligations to deposit further cash payments were terminated.

With respect to certain adverse verdicts currently on appeal, as of December 31, 2008, PM USA has posted various forms of security totaling approximately $129 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. These cash deposits are included in other assets on the consolidated balance sheets.

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

•      Equity and Dividends: As discussed in Note 1, on March 28, 2008, Altria Group, Inc. distributed all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution. The PMI distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $14.4 billion on March 28, 2008. On March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution. The Kraft distribution resulted in a net decrease to Altria Group, Inc.’s stockholders’ equity of $27.4 billion on March 30, 2007.

As discussed in Note 12. Stock Plans to the consolidated financial statements, in January 2008, Altria Group, Inc. issued 1.9 million shares of deferred stock to eligible U.S.-based and non-U.S. employees. Restrictions on these shares lapse in the first quarter of 2011. The market value per share was $76.76 on the date of grant. Recipients of 0.5 million of these Altria Group, Inc. deferred shares, who were employed by Altria Group, Inc. after the PMI spin-off, received 1.3 million additional shares of deferred stock of Altria Group, Inc. to preserve the intrinsic value of the award. Recipients of 1.4 million shares of Altria Group, Inc. deferred stock awarded on January 30, 2008, who were employed by PMI after the PMI spin-off, received substitute shares of deferred stock of PMI to preserve the intrinsic value of the award.

At December 31, 2008, the number of shares to be issued upon exercise of outstanding stock options and vesting of deferred stock was 27.0 million, or 1.3% of shares outstanding.

Dividends paid in 2008 and 2007 were $4.4 billion and $6.7 billion, respectively, a decrease of 33.4%, primarily reflecting a lower dividend rate in 2008, as a result of the Kraft and PMI spin-offs.

Following the Kraft spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and Kraft shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the Kraft spin-off. Similarly, following the PMI spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and PMI shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the PMI spin-off.

During the third quarter of 2008, Altria Group, Inc.’s Board of Directors approved a 10.3% increase in the quarterly dividend rate from $0.29 per common share to $0.32 per common share. The present annualized dividend rate is $1.28 per Altria Group, Inc. common share. Payments of dividends remain subject to the discretion of the Board of Directors.

During 2008, Altria Group, Inc. repurchased 53.5 million shares of its common stock at an aggregate cost of approximately $1.2 billion, or an average price of $21.81 per share. In January 2009, Altria Group, Inc. suspended its $4.0 billion (2008 to 2010) share repurchase program in order to preserve financial flexibility and to provide Altria Group, Inc. the opportunity to monitor economic impacts on its business and protect its investment grade credit rating. Altria Group, Inc. intends to evaluate the share repurchase program in early 2010. Altria Group, Inc.’s share repurchase program is at the discretion of the Board of Directors.

Market Risk

As further discussed in Note 18. Financial Instruments to the consolidated financial statements, derivative financial instruments are used by Altria Group, Inc. and its subsidiaries, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. At December 31, 2008, Altria Group, Inc. had no derivative financial instruments.

•      Value at Risk: Altria Group, Inc. uses a value at risk (“VAR”) computation to estimate the potential one-day loss in the fair value of its interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of its foreign currency derivative financial instruments. The VAR computation includes Altria Group, Inc.’s debt and foreign currency forwards and swaps. Anticipated transactions and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation. At December 31, 2008, Altria Group, Inc. had no derivative financial instruments remaining.

The VAR estimates were made assuming normal market conditions, using a 95% confidence interval. Altria Group, Inc. used a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for the calculation of VAR amounts at December 31, 2008 and 2007, and over each of the four preceding quarters for the calculation of average VAR amounts during each year.

The estimated potential one-day loss in fair value of Altria Group, Inc.’s interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the VAR model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/08	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$—	$3	$11	$—

	Fair Value Impact
(in millions)	At 12/31/08	Average	High	Low
Instruments sensitive to:
Interest rates	$83	$22	$83	$1

	Pre-Tax Earnings Impact
(in millions)	At 12/31/07	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$—	$1	$1	$—

	Fair Value Impact
(in millions)	At 12/31/07	Average	High	Low
Instruments sensitive to:
Interest rates	$15	$11	$15	$8

The VAR computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest rates and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by Altria Group, Inc., nor does it consider the effect of favorable changes in market rates. Altria Group, Inc. cannot predict actual future movements in such market rates and does not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on its future results of operations or financial position.

New Accounting Standards

See Note 2, Note 16 and Note 19. Fair Value Measurements to the consolidated financial statements for a discussion of new accounting standards.

Contingencies

See Note 20 and Item 3. Legal Proceedings to Altria Group, Inc.’s 2008 Form 10-K for a discussion of contingencies.

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

•       Tobacco-Related Litigation: Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries including PM USA and UST, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of competitors and distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related litigation are significant and, in certain cases, range in

*	This section uses the terms “we,” “our” and “us” when it is not necessary to distinguish among Altria Group, Inc. and its various operating subsidiaries or when any distinction is clear from the context.

the billions of dollars. The variability in pleadings, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome.

Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 43 states now limit the dollar amount of bonds or require no bond at all.

It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, management believes the litigation environment has substantially improved. Altria Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so. See Note 20, and Item 3. Legal Proceedings and Exhibit 99.1 to Altria Group, Inc.’s 2008 Form 10-K, for a discussion of pending tobacco-related litigation.

•      Tobacco Control Action in the Public and Private Sectors: Our tobacco subsidiaries face significant governmental action, including efforts aimed at reducing the incidence of smoking, restricting marketing and advertising, imposing regulations on packaging, warnings and disclosure of ingredients and flavors, prohibiting the sale of tobacco products with certain characterizing flavors or other characteristics, the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packing sizes, and seeking to hold them responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke. Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume, and we expect that such actions will continue to reduce consumption levels.

•      Excise Taxes: Tobacco products are subject to substantial excise taxes and significant increases in tobacco product-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States at the state, federal and local levels. Tax increases are expected to continue to have an adverse impact on sales of our tobacco products due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products. For further discussion, see Tobacco Business Environment — Excise Taxes.

•      Increased Competition in the United States Tobacco Categories: Each of Altria Group, Inc.’s tobacco subsidiaries operates in highly competitive tobacco categories. Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces competition from lowest priced brands sold by certain United States and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may avoid escrow deposit obligations on the majority of their sales by concentrating on certain states where escrow deposits are not required or are required on fewer than all such manufacturers’ cigarettes sold in such states. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes, and increased imports of foreign lowest priced brands. U.S. Smokeless Tobacco Company faces significant competition in the moist smokeless tobacco category, both from existing competitors and new entrants, and has experienced consumer down trading to lower-priced brands.

•      Governmental Investigations: From time to time, Altria Group, Inc. and its tobacco subsidiaries are subject to governmental investigations on a range of matters. We cannot predict the outcome of those investigations or whether investigations may be commenced, and it is possible that our tobacco subsidiaries’ businesses could be materially affected by an unfavorable outcome of future investigations.

•      New Tobacco Product Technologies: Altria Group, Inc.’s subsidiaries continue to seek ways to develop and to commercialize new tobacco product technologies that may reduce the health risks associated with the tobacco products they manufacture, while continuing to offer adult consumers tobacco products that meet their taste expectations. Potential solutions being researched include tobacco products that reduce or eliminate exposure to cigarette smoke, and/or those constituents identified by public health authorities as harmful. Our subsidiaries may not succeed in these efforts. If they do not succeed, but one or more of their competitors does, our subsidiaries may be at a competitive disadvantage. Further, we cannot predict whether regulators will permit the marketing of tobacco products with claims of reduced risk to consumers or whether consumers’ purchase decisions would be affected by such claims, which could affect the commercial viability of any tobacco products that might be developed.

•      Adjacency Strategy: Altria Group, Inc. and its subsidiaries have adjacency growth strategies involving moves and potential moves into complementary products or processes. We cannot guarantee that these strategies, or any products introduced in connection with these strategies, will be successful.

•      Tobacco Price, Availability and Quality: Any significant change in tobacco leaf prices, quality or availability could affect our tobacco subsidiaries’ profitability and business. For a discussion of factors that influence leaf prices, availability and quality, see Tobacco Business Environment — Tobacco Price, Availability and Quality.

•      Attracting and Retaining Talent: Our ability to implement our strategy of attracting and retaining the best talent may be impaired by the decreasing social acceptance of tobacco usage. The tobacco industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, our tobacco subsidiaries may be unable to attract and retain the best talent.

•      Competition and Economic Downturns: Each of our consumer product subsidiaries is subject to intense competition, changes in consumer preferences and changes in economic conditions. To be successful, they must continue to:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and to broaden brand portfolios in order to compete effectively with lower priced products;

•	improve productivity; and

•	protect or enhance margins through cost savings and price increases.

The willingness of consumers to purchase premium consumer product brands depends in part on economic conditions. In periods of economic uncertainty, consumers may purchase more private label and other discount brands and/or, in the case of tobacco products, consider lower price tobacco products. The volumes of our consumer products subsidiaries could suffer accordingly.

Our finance subsidiary, PMCC, holds investments in finance leases, principally in transportation (including aircraft), power generation and manufacturing equipment and facilities. Its lessees are also subject to intense competition and economic conditions. If parties to PMCC’s leases fail to manage through difficult economic and competitive conditions, PMCC may have to increase its allowance for losses, which would adversely affect our earnings.

•      Acquisitions: Altria Group, Inc. from time to time considers acquisitions as part of its adjacency strategy. From time to time we may engage in confidential acquisition negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement. Although we seek to maintain or improve our debt ratings over time, it is possible that completing a given acquisition or other event could impact our debt ratings or the outlook for those ratings. Furthermore, acquisition opportunities are limited, and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms, that we will realize any of the anticipated benefits from an acquisition or that acquisitions will be quickly accretive to earnings.

•      UST Acquisition: There can be no assurance that we will achieve the synergies expected of the UST acquisition or that the integration of UST will be successful.

•      Capital Markets: Access to the capital markets is important for us to satisfy our liquidity and financing needs. Disruption and uncertainty in the capital markets and any resulting tightening of credit availability, pricing and/or credit terms may increase our costs and adversely affect our earnings or our dividend rate.

•      Asset Impairment: We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by the market conditions noted above, as well as interest rates and general economic conditions. If an impairment is determined to exist, we will incur impairment losses, which will reduce our earnings.

•      IRS Challenges to PMCC Leases: The Internal Revenue Service has challenged the tax treatment of certain of PMCC’s leveraged leases. Should Altria Group, Inc. not prevail in this litigation, Altria Group, Inc. may have to accelerate the payment of significant amounts of federal income tax and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. For further discussion see Note 20 and Item 3. Legal Proceedings to Altria Group, Inc.’s 2008 Form 10-K.

•      Wine — Competition; Grape Supply; Regulation and Excise Taxes: Ste. Michelle’s business is subject to significant competition, including from many large, well-established national and international organizations. The adequacy of Ste. Michelle’s grape supply is influenced by consumer demand for wine in relation to industry-wide production levels as well as by weather and crop conditions, particularly in eastern Washington state. Supply shortages related to any one or more of these factors could increase production costs and wine prices, which ultimately may have a negative impact on Ste. Michelle’s sales. In addition, federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. New regulations or revisions to existing regulations, resulting in further restrictions or taxes on the manufacture and sale of alcoholic beverages, may have an adverse effect on Ste. Michelle’s wine business.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Altria Group, Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on Altria Group, Inc.’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 16 and 2 to the consolidated financial statements, Altria Group, Inc. changed the manner in which it accounts for pension, postretirement and postemployment plans in fiscal 2006 and the manner in which it accounts for uncertain tax positions in fiscal 2007, respectively.

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

Richmond, Virginia

January 28, 2009

Report of Management on Internal Control Over Financial Reporting

Management of Altria Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15 (f) under the Securities Exchange Act of 1934. Altria Group, Inc.’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Altria Group, Inc.;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

•	provide reasonable assurance that receipts and expenditures of Altria Group, Inc. are being made only in accordance with the authorization of management and directors of Altria Group, Inc.; and

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

Management assessed the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2008. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of Altria Group, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2008, Altria Group, Inc. maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has audited the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2008, as stated in their report herein.

January 28, 2009