Form 10-K, Exhibit 13
period 2009-12-31
ALTRIA GROUP, INC.
filed 2010-02-24
CIK 764180

Exhibit 13

Financial Review

Guide To Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Acquisitions — Note 3	page 29

Asset Impairment, Exit, Implementation and Integration Costs — Note 6	page 32

Benefit Plans — Note 18 includes a discussion of pension plans	page 43

Contingencies — Note 22 includes a discussion of the litigation environment	page 50

Finance Assets, net — Note 9 includes a discussion of leasing activities	page 34

Goodwill and Other Intangible Assets, net — Note 5	page 31

Long-Term Debt — Note 11	page 36

Segment Reporting — Note 17	page 42

Stock Plans — Note 13 includes a discussion of stock compensation	page 38

Selected Financial Data — Five-Year Review

(in millions of dollars, except per share data)

	2009	2008	2007	2006	2005

Summary of Operations:
Net revenues	$23,556	$19,356	$18,664	$18,790	$18,452
Cost of sales	7,990	8,270	7,827	7,387	7,274
Excise taxes on products	6,732	3,399	3,452	3,617	3,659

Operating income	5,462	4,882	4,373	4,518	4,104
Interest and other debt expense, net	1,185	167	205	225	427
Earnings from equity investment in SABMiller	600	467	510	460	446
Earnings from continuing operations before income taxes	4,877	4,789	4,678	4,753	4,123
Pre-tax profit margin from continuing operations	20.7%	24.7%	25.1%	25.3%	22.3%
Provision for income taxes	1,669	1,699	1,547	1,571	1,574

Earnings from continuing operations	3,208	3,090	3,131	3,182	2,549
Earnings from discontinued operations, net of income taxes		1,901	7,006	9,463	8,442
Net earnings	3,208	4,991	10,137	12,645	10,991

Net earnings attributable to Altria Group, Inc.	3,206	4,930	9,786	12,022	10,435
Basic EPS — continuing operations	1.55	1.49	1.49	1.52	1.23
— discontinued operations		0.88	3.15	4.22	3.80
— net earnings attributable to Altria Group, Inc.	1.55	2.37	4.64	5.74	5.03
Diluted EPS — continuing operations	1.54	1.48	1.48	1.51	1.22
— discontinued operations		0.88	3.14	4.19	3.77
— net earnings attributable to Altria Group, Inc.	1.54	2.36	4.62	5.70	4.99
Dividends declared per share	1.32	1.68	3.05	3.32	3.06
Weighted average shares (millions) — Basic	2,066	2,075	2,101	2,087	2,070
Weighted average shares (millions) — Diluted	2,071	2,084	2,113	2,101	2,084

Capital expenditures	273	241	386	399	299
Depreciation	271	208	232	255	269
Property, plant and equipment, net (consumer products)	2,684	2,199	2,422	2,343	2,259
Inventories (consumer products)	1,810	1,069	1,254	1,605	1,821
Total assets	36,677	27,215	57,746	104,531	107,949
Total long-term debt	11,185	7,339	2,385	5,195	6,459
Total debt — consumer products	11,960	6,974	4,239	4,580	6,462
— financial services		500	500	1,119	2,014

Total stockholders' equity	4,072	2,828	19,320	43,317	39,848
Common dividends declared as a % of Basic EPS	85.2%	70.9%	65.7%	57.8%	60.8%
Common dividends declared as a % of Diluted EPS	85.7%	71.2%	66.0%	58.2%	61.3%
Book value per common share outstanding	1.96	1.37	9.17	20.66	19.12
Market price per common share — high/low	20.47-14.50	79.59-14.34	90.50-63.13	86.45-68.36	78.68-60.40

Closing price of common share at year end	19.63	15.06	75.58	85.82	74.72
Price/earnings ratio at year end — Basic	13	6	16	15	15
Price/earnings ratio at year end — Diluted	13	6	16	15	15
Number of common shares outstanding at year end (millions)	2,076	2,061	2,108	2,097	2,084
Number of employees	10,000	10,400	84,000	175,000	199,000

The Selected Financial Data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1. Background and Basis of Presentation to the consolidated financial statements. Certain prior year amounts in the table above have been reclassified to conform with the current year's presentation due to the adoption of the Financial Accounting Standards Board's authoritative guidance which requires (i) transactions between an entity and a noncontrolling interest to be accounted for as equity transactions and (ii) unvested share-based payment awards containing nonforfeitable rights to dividends be included as participating securities in the earnings per share ("EPS") calculation pursuant to the two class method.

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2009	2008	2007

Net revenues	$23,556	$19,356	$18,664
Cost of sales	7,990	8,270	7,827
Excise taxes on products	6,732	3,399	3,452

Gross profit	8,834	7,687	7,385
Marketing, administration and research costs	2,931	2,753	2,784
Asset impairment and exit costs	421	449	442
Gain on sale of corporate headquarters building		(404)
Recoveries from airline industry exposure			(214)
Amortization of intangibles	20	7

Operating income	5,462	4,882	4,373
Interest and other debt expense, net	1,185	167	205
Loss on early extinguishment of debt		393
Earnings from equity investment in SABMiller	(600)	(467)	(510)

Earnings from continuing operations before income taxes	4,877	4,789	4,678
Provision for income taxes	1,669	1,699	1,547

Earnings from continuing operations	3,208	3,090	3,131
Earnings from discontinued operations, net of income taxes		1,901	7,006

Net earnings	3,208	4,991	10,137
Net earnings attributable to noncontrolling interests	(2)	(61)	(351)

Net earnings attributable to Altria Group, Inc.	$3,206	$4,930	$9,786

Amounts attributable to Altria Group, Inc. stockholders:
Earnings from continuing operations	$3,206	$3,090	$3,131
Earnings from discontinued operations		1,840	6,655

Net earnings attributable to Altria Group, Inc.	$3,206	$4,930	$9,786

Per share data:
Basic earnings per share:
Continuing operations	$1.55	$1.49	$1.49
Discontinued operations		0.88	3.15

Net earnings attributable to Altria Group, Inc.	$1.55	$2.37	$4.64

Diluted earnings per share:
Continuing operations	$1.54	$1.48	$1.48
Discontinued operations		0.88	3.14

Net earnings attributable to Altria Group, Inc.	$1.54	$2.36	$4.62

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2009	2008

Assets
Consumer products
Cash and cash equivalents	$1,871	$7,916
Receivables (less allowances of $3 in 2009 and 2008)	96	44
Inventories:
Leaf tobacco	993	727
Other raw materials	157	145
Work in process	293	9
Finished product	367	188

	1,810	1,069
Deferred income taxes	1,336	1,690
Other current assets	660	357

Total current assets	5,773	11,076

Property, plant and equipment, at cost:
Land and land improvements	366	174
Buildings and building equipment	1,909	1,678
Machinery and equipment	3,649	3,122
Construction in progress	220	370

	6,144	5,344
Less accumulated depreciation	3,460	3,145

	2,684	2,199

Goodwill	5,174	77
Other intangible assets, net	12,138	3,039
Investment in SABMiller	4,980	4,261
Other assets	1,097	1,080

Total consumer products assets	31,846	21,732

Financial services
Finance assets, net	4,803	5,451
Other assets	28	32

Total financial services assets	4,831	5,483

Total Assets	$36,677	$27,215

See notes to consolidated financial statements.

at December 31,	2009	2008

Liabilities
Consumer products
Current portion of long-term debt	$775	$135
Accounts payable	494	510
Accrued liabilities:
Marketing	467	374
Taxes, except income taxes	318	98
Employment costs	239	248
Settlement charges	3,635	3,984
Other	1,354	1,128
Dividends payable	710	665

Total current liabilities	7,992	7,142

Long-term debt	11,185	6,839
Deferred income taxes	4,383	351
Accrued pension costs	1,157	1,393
Accrued postretirement health care costs	2,326	2,208
Other liabilities	1,248	1,208

Total consumer products liabilities	28,291	19,141

Financial services
Debt		500
Deferred income taxes	4,180	4,644
Other liabilities	102	102

Total financial services liabilities	4,282	5,246

Total liabilities	32,573	24,387
Contingencies (Note 22)
Redeemable noncontrolling interest	32

Stockholders’ Equity
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	935	935
Additional paid-in capital	5,997	6,350
Earnings reinvested in the business	22,599	22,131
Accumulated other comprehensive losses	(1,561)	(2,181)
Cost of repurchased stock (729,932,673 shares in 2009 and 744,589,733 shares in 2008)	(23,901)	(24,407)

Total stockholders’ equity attributable to Altria Group, Inc.	4,069	2,828
Noncontrolling interests	3

Total stockholders’ equity	4,072	2,828

Total Liabilities and Stockholders’ Equity	$36,677	$27,215

Consolidated Statements of Cash Flows

(in millions of dollars)

	for the years ended December 31,	2009	2008	2007

	Cash Provided by (Used in) Operating Activities
Earnings from continuing operations	— Consumer products	$3,054	$3,065	$2,910
	— Financial services	154	25	221
	Earnings from discontinued operations, net of income taxes		1,901	7,006

	Net earnings	3,208	4,991	10,137
	Impact of earnings from discontinued operations, net of income taxes		(1,901)	(7,006)
	Adjustments to reconcile net earnings to operating cash flows:
	Consumer products
	Depreciation and amortization	291	215	232
	Deferred income tax provision	499	121	101
	Earnings from equity investment in SABMiller	(600)	(467)	(510)
	Dividends from SABMiller	254	249	224
	Escrow bond for the Engle tobacco case			1,300
	Asset impairment and exit costs, net of cash paid	(22)	197	333
	Gain on sale of corporate headquarters building		(404)
	Loss on early extinguishment of debt		393
	Cash effects of changes, net of the effects from acquired and divested companies:
	Receivables, net	(7)	(84)	162
	Inventories	51	185	375
	Accounts payable	(25)	(162)	(82)
	Income taxes	130	(201)	(900)
	Accrued liabilities and other current assets	218	(27)	(247)
	Accrued settlement charges	(346)	5	434
	Pension plan contributions	(37)	(45)	(37)
	Pension provisions and postretirement, net	193	192	165
	Other	232	139	302
	Financial services
	Deferred income tax benefit	(456)	(259)	(320)
	Allowance for losses	15	100
	Other	(155)	(22)	(83)

	Net cash provided by operating activities, continuing operations	3,443	3,215	4,580
	Net cash provided by operating activities, discontinued operations		1,666	5,736

	Net cash provided by operating activities	3,443	4,881	10,316

See notes to consolidated financial statements.

	for the years ended December 31,	2009	2008	2007

	Cash Provided by (Used in) Investing Activities
	Consumer products
	Capital expenditures	$(273)	$(241)	$(386)
	Acquisition of UST LLC, net of acquired cash	(10,244)
	Proceeds from sale of corporate headquarters building		525
	Acquisition of John Middleton Co., net of acquired cash			(2,898)
	Other	(31)	110	108
	Financial services
	Investments in finance assets	(9)	(1)	(5)
	Proceeds from finance assets	793	403	486

	Net cash (used in) provided by investing activities, continuing operations	(9,764)	796	(2,695)
	Net cash used in investing activities, discontinued operations		(317)	(2,560)

	Net cash (used in) provided by investing activities	(9,764)	479	(5,255)

	Cash Provided by (Used in) Financing Activities
	Consumer products
	Net (repayment) issuance of short-term borrowings	(205)		2
	Long-term debt issued	4,221	6,738
	Long-term debt repaid	(375)	(4,057)	(500)
	Financial services
	Debt repaid	(500)		(617)
	Repurchase of Altria Group, Inc. common stock		(1,166)
	Dividends paid on Altria Group, Inc. common stock	(2,693)	(4,428)	(6,652)
	Issuance of Altria Group, Inc. common stock	89	89	423
	Kraft Foods Inc. dividends paid to Altria Group, Inc.			728
	Philip Morris International Inc. dividends paid to Altria Group, Inc.		3,019	6,560
	Financing fees and debt issuance costs	(177)	(93)
	Tender and consent fees related to the early extinguishment of debt		(371)
	Changes in amounts due to/from Philip Morris International Inc.		(664)	(370)
	Other	(84)	(4)	278

	Net cash provided by (used in) financing activities, continuing operations	276	(937)	(148)
	Net cash used in financing activities, discontinued operations		(1,648)	(3,531)

	Net cash provided by (used in) financing activities	276	(2,585)	(3,679)

	Effect of exchange rate changes on cash and cash equivalents:
	Discontinued operations		(126)	347

	Cash and cash equivalents, continuing operations:
	(Decrease) increase	(6,045)	3,074	1,737
	Balance at beginning of year	7,916	4,842	3,105

	Balance at end of year	$1,871	$7,916	$4,842

Cash paid, continuing operations: Interest	— Consumer products	$904	$208	$348

	— Financial services	$38	$38	$62

	Income taxes	$1,606	$1,837	$2,241

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

	Attributable to Altria Group, Inc.
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)	Cost of Repurchased Stock	Comprehensive Earnings	Non- controlling Interests	Total Stockholders’ Equity
Balances, January 1, 2007	$935	$6,356	$59,879	$(3,638)	$(23,743)	$—	$3,528	$43,317
Comprehensive earnings:
Net earnings			9,786			9,786	351	10,137
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				736		736	46	782
Change in net loss and prior service cost				744		744	6	750
Change in fair value of derivatives accounted for as hedges				(18)		(18)	(2)	(20)
Ownership share of SABMiller other comprehensive earnings				178		178		178

Total other comprehensive earnings						1,640	50	1,690

Total comprehensive earnings						11,426	401	11,827

Adoption of FASB authoritative guidance for income taxes			711				22	733
Exercise of stock options and other stock award activity		528			289		22	839
Cash dividends declared ($3.05 per share)			(6,430)					(6,430)
Payments/other related to noncontrolling interests							(483)	(483)
Spin-off of Kraft Foods Inc.			(29,520)	2,109			(3,072)	(30,483)

Balances, December 31, 2007	935	6,884	34,426	111	(23,454)		418	19,320
Comprehensive earnings:
Net earnings			4,930			4,930	61	4,991
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				233		233	7	240
Change in net loss and prior service cost				(1,385)		(1,385)		(1,385)
Change in fair value of derivatives accounted for as hedges				(177)		(177)		(177)
Ownership share of SABMiller other comprehensive losses				(308)		(308)		(308)

Total other comprehensive (losses) earnings						(1,637)	7	(1,630)

Total comprehensive earnings						3,293	68	3,361

Exercise of stock options and other stock award activity		(534)			213			(321)
Cash dividends declared ($1.68 per share)			(3,505)					(3,505)
Stock repurchased					(1,166)			(1,166)
Payments/other related to noncontrolling interests							(130)	(130)
Spin-off of Philip Morris International Inc.			(13,720)	(655)			(356)	(14,731)

Balances, December 31, 2008	935	6,350	22,131	(2,181)	(24,407)		—	2,828
Comprehensive earnings:
Net earnings			3,206			3,206	1 (a)	3,207 (a)
Other comprehensive earnings, net of income taxes:
Currency translation adjustments				3		3		3
Change in net loss and prior service cost				375		375		375
Ownership share of SABMiller other comprehensive earnings				242		242		242

Total other comprehensive earnings						620	—	620

Total comprehensive earnings						3,826	1	3,827

Exercise of stock options and other stock award activity		(353)			506			153
Cash dividends declared ($1.32 per share)			(2,738)					(2,738)
Other							2	2

Balances, December 31, 2009	$935	$5,997	$22,599	$(1,561)	$(23,901)		$3	$4,072

(a) Net earnings attributable to noncontrolling interests excludes $1 million related to the redeemable noncontrolling interest which is reported in the mezzanine equity section in the consolidated balance sheet at December 31, 2009.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

■    Background: At December 31, 2009, Altria Group, Inc.’s wholly-owned subsidiaries included Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes and certain smokeless products in the United States; UST LLC (“UST”), which through its subsidiaries is engaged in the manufacture and sale of smokeless products and wine; and John Middleton Co. (“Middleton”), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 27.3% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2009. Altria Group, Inc.’s access to the operating cash flows of its subsidiaries consists principally of cash received from the payment of dividends by its subsidiaries.

UST Acquisition: As discussed in Note 3. Acquisitions, on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, whose direct and indirect wholly-owned subsidiaries include U.S. Smokeless Tobacco Company LLC (“USSTC”) and Ste. Michelle Wine Estates Ltd. (“Ste. Michelle”). As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc. The UST acquisition was accounted for using new authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) effective January 1, 2009. In accordance with this guidance, previous acquisitions were not restated.

PMI Spin-Off: On March 28, 2008 (the “PMI Distribution Date”), Altria Group, Inc. distributed all of its interest in Philip Morris International Inc. (“PMI”) to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the “PMI Record Date”), in a tax-free distribution. Altria Group, Inc. distributed one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the PMI Record Date. Following the PMI Distribution Date, Altria Group, Inc. does not own any shares of PMI stock. Altria Group, Inc. has reflected the results of PMI prior to the PMI Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for the years ended December 31, 2008 and 2007. The distribution resulted in a net decrease to Altria Group, Inc.’s total stockholders’ equity of $14.7 billion on the PMI Distribution Date.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

■  a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria Group, Inc. options held by such person on the PMI Distribution Date; and

■  an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

As set forth in the Employee Matters Agreement between Altria Group, Inc. and PMI (the “PMI Employee Matters Agreement”), the exercise price of each option was developed to reflect the relative market values of PMI and Altria Group, Inc. shares, by allocating the share price of Altria Group, Inc. common stock before the spin-off ($73.83) to PMI shares ($51.44) and Altria Group, Inc. shares ($22.39) and then multiplying each of these allocated values by the Option Conversion Ratio as defined in the PMI Employee Matters Agreement. The Option Conversion Ratio was equal to the exercise price of the Altria Group, Inc. option, prior to any adjustment for the spin-off, divided by the share price of Altria Group, Inc. common stock before the spin-off ($73.83).

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

To the extent that employees of Altria Group, Inc. after the PMI Distribution Date received PMI stock options, Altria Group, Inc. reimbursed PMI in cash for the Black-Scholes fair value of the stock options received. To the extent that PMI employees held Altria Group, Inc. stock options, PMI reimbursed Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria Group, Inc. received PMI deferred stock, Altria Group, Inc. paid to PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that PMI employees held Altria Group, Inc. restricted stock or deferred stock, PMI reimbursed Altria Group, Inc. in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of

Altria Group, Inc. stock awards outstanding at the PMI Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria Group, Inc. to PMI. The reimbursement to PMI is reflected as a decrease to the additional paid-in capital of Altria Group, Inc. on the December 31, 2008 consolidated balance sheet.

In connection with the spin-off, PMI paid to Altria Group, Inc. $4.0 billion in special dividends in addition to its normal dividends to Altria Group, Inc. PMI paid $3.1 billion of these special dividends in 2007 and paid the additional $900 million in the first quarter of 2008.

Prior to the PMI spin-off, PMI was included in the Altria Group, Inc. consolidated federal income tax return, and PMI’s federal income tax contingencies were recorded as liabilities on the balance sheet of Altria Group, Inc. Altria Group, Inc. reimbursed PMI in cash for these liabilities. See Note 16. Income Taxes for a discussion of the Tax Sharing Agreement between Altria Group, Inc. and PMI that is currently in effect.

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

A subsidiary of Altria Group, Inc. previously provided PMI with certain corporate services at cost plus a management fee. After the PMI Distribution Date, PMI independently undertook most of these activities. All remaining limited services provided to PMI ceased in 2008. The settlement of the intercompany accounts as of the PMI Distribution Date (including amounts related to stock awards, tax contingencies and benefit plans discussed above) resulted in a net payment from Altria Group, Inc. to PMI of $332 million. In March 2008, Altria Group, Inc. made an estimated payment of $427 million to PMI, thereby resulting in PMI reimbursing $95 million to Altria Group, Inc. in the second quarter of 2008.

Kraft Spin-Off: On March 30, 2007 (the “Kraft Distribution Date”), Altria Group, Inc. distributed all of its remaining interest in Kraft Foods Inc. (“Kraft”) on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Kraft Record Date”) in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft for each share of Altria Group, Inc. common stock outstanding. Altria Group, Inc. stockholders received cash in lieu of fractional shares of Kraft. Following the Kraft Distribution Date, Altria Group, Inc. does not own any shares of Kraft. Altria Group, Inc. has reflected the results of Kraft prior to the Kraft Distribution Date as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows for the year ended December 31, 2007. The distribution resulted in a net decrease to Altria Group, Inc.’s total stockholders’ equity of $30.5 billion on the Kraft Distribution Date.

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

To the extent that employees of Altria Group, Inc. after the Kraft Distribution Date received Kraft stock options, Altria Group, Inc. reimbursed Kraft in cash for the Black-Scholes fair value of the stock options received. To the extent that Kraft employees held Altria Group, Inc. stock options, Kraft reimbursed Altria Group, Inc. in cash for the Black-Scholes fair value of the stock options. To the extent that holders of Altria Group, Inc. deferred stock received Kraft deferred stock, Altria Group, Inc. paid to Kraft the fair value of the Kraft deferred stock less the value of projected forfeitures. Based upon the number of Altria Group, Inc. stock awards outstanding at the Kraft Distribution Date, the net amount of these reimbursements resulted in a payment of $179 million from Kraft to Altria Group, Inc. in April 2007. The reimbursement from Kraft is reflected as an increase to the additional paid-in capital of Altria Group, Inc. on the December 31, 2007 consolidated balance sheet.

Prior to the Kraft spin-off, Kraft was included in the Altria Group, Inc. consolidated federal income tax return, and Kraft’s federal income tax contingencies were recorded as liabilities on the balance sheet of Altria Group, Inc. Altria Group, Inc.

reimbursed Kraft in cash for these liabilities. See Note 16. Income Taxes for a discussion of the Tax Sharing Agreement between Altria Group, Inc. and Kraft that is currently in effect.

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

During the third quarter of 2009, Altria Group, Inc.’s Board of Directors approved a 6.3% increase in the quarterly dividend to $0.34 per common share. The present annualized dividend rate is $1.36 per Altria Group, Inc. common share. Future dividend payments remain subject to the discretion of Altria Group, Inc.’s Board of Directors.

During the second quarter of 2008, Altria Group, Inc. repurchased 53.5 million shares of its common stock at an aggregate cost of approximately $1.2 billion, or an average price of $21.81 per share. In September 2009, Altria Group, Inc. suspended indefinitely its $4.0 billion (2008 to 2010) share repurchase program, which is at the discretion of its Board of Directors.

■    Basis of presentation: The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence (20%-50% ownership interest) are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, lives and valuation assumptions of goodwill and other intangible assets, marketing programs, income taxes, and the allowance for loan losses and estimated residual values of finance leases. Actual results could differ from those estimates. As part of the preparation of the consolidated financial statements, Altria Group, Inc. performed an evaluation of subsequent events occurring after the consolidated balance sheet date of December 31, 2009, through January 28, 2010, the date the consolidated financial statements were issued. Additionally, Altria Group, Inc. has updated this evaluation of subsequent events from January 28, 2010, through February 24, 2010 (unaudited).

Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

On January 1, 2009, Altria Group, Inc. adopted new FASB authoritative guidance, which changed the reporting for certain minority interests by reporting these as noncontrolling interests within equity. Moreover, any transactions between an entity and a noncontrolling interest are accounted for as equity transactions. As a result, Altria Group, Inc. (i) adjusted earnings from discontinued operations to include $61 million and $351 million of net earnings attributable to noncontrolling interests for the years ended December 31, 2008 and 2007, respectively; (ii) disclosed the net earnings attributable to the noncontrolling interests and net earnings attributable to Altria Group, Inc. on the consolidated statements of earnings and (iii) reclassified to stockholders’ equity $418 million and $3,528 million of noncontrolling interests reported at December 31, 2007 and 2006, respectively, as long-term liabilities of discontinued operations.

Beginning with the first quarter of 2009, Altria Group, Inc. revised its reportable segments to reflect the change in the way in which Altria Group, Inc.’s chief operating decision maker reviews the business as a result of the acquisition of UST. Altria Group, Inc.’s segments, which are reflected in these financial statements, are cigarettes, smokeless products, cigars, wine and financial services.

Certain prior year amounts have been reclassified to conform with the current year’s presentation, due primarily to the adoption of the FASB’s authoritative guidance that requires transactions between an entity and a noncontrolling interest to be accounted for as equity transactions.

Note 2.

Summary of Significant Accounting Policies:

■    Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

■    Depreciation, amortization and intangible asset valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods up to 15 years, and buildings and building improvements over periods up to 50 years.

Definite-lived intangible assets are amortized over their estimated useful lives. Altria Group, Inc. is required to conduct an annual review of goodwill and indefinite-lived intangible assets for potential impairment. Goodwill impair -

ment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2009, 2008 and 2007, Altria Group, Inc. completed its annual review of goodwill and indefinite-lived intangible assets, and no charges resulted from these reviews.

■    Environmental costs: Altria Group, Inc. is subject to laws and regulations relating to the protection of the environment. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

While it is not possible to quantify with certainty the potential impact of actions regarding environmental remediation and compliance efforts that subsidiaries of Altria Group, Inc. may undertake in the future, in the opinion of management, environmental remediation and compliance costs are not expected to have a material adverse effect on Altria Group, Inc.’s consolidated financial position, results of operations or cash flows.

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

Finance leases include unguaranteed residual values that represent PMCC’s estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC’s management, which includes analysis of a number of factors, including activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in no adjustments in 2009 and 2008. A decrease of $11 million to PMCC’s net revenues and results of operations was recorded in 2007.

■     Foreign currency translation: Altria Group, Inc. translated the results of operations of its foreign subsidiaries using average exchange rates during each period, whereas balance sheet accounts were translated using exchange rates at the end of each period. Currency translation adjustments were recorded as a component of stockholders’ equity. The accumulated currency translation adjustments related to Kraft and PMI were recognized and recorded in connection with the Kraft and PMI distributions. Transaction gains and losses were recorded in the consolidated statements of earnings and were not significant for any of the periods presented.

■    Guarantees: Altria Group, Inc. recognizes a liability for the fair value of the obligation of qualifying guarantee activities. See Note 22. Contingencies for a further discussion of guarantees.

■    Hedging instruments: Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows. At December 31, 2009, Altria Group, Inc. had no derivative financial instruments remaining.

■    Impairment of long-lived assets: Altria Group, Inc. reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

■     Income taxes: Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

On January 1, 2007, Altria Group, Inc. adopted the provisions of the FASB authoritative guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million

($835 million, net of noncontrolling interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

On January 1, 2007, Altria Group, Inc. adopted the provisions of the FASB authoritative guidance requiring the revenue recognition calculation to be reevaluated if there is a revision to the projected timing of income tax cash flows generated by a leveraged lease. The adoption of this guidance by Altria Group, Inc. resulted in a reduction to stockholders’ equity of $124 million as of January 1, 2007.

■    Inventories: Inventories are stated at the lower of cost or market. The last-in, first-out (“LIFO”) method is used to cost substantially all tobacco inventories. The cost of the remaining inventories is determined using the first-in, first-out (“FIFO”) and average cost methods. It is a generally recognized industry practice to classify leaf tobacco and wine inventories as current assets although part of such inventory, because of the duration of the curing and aging process, ordinarily would not be utilized within one year.

■    Marketing costs: The consumer products businesses promote their products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■    Revenue recognition: The consumer products businesses recognize revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. Altria Group, Inc.’s consumer products businesses also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

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

■     Stock-based compensation: Altria Group, Inc. measures compensation cost for all stock-based awards at fair value on date of grant and recognizes compensation expense over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology.

Note 3.

Acquisitions:

■    UST Acquisition: On January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, in exchange for $69.50 in cash for each outstanding share of UST common stock. Additionally, each employee stock option of UST that was outstanding and unexercised was cancelled in exchange for the right to receive the difference between the exercise price for such option and $69.50. The transaction was valued at approximately $11.7 billion, which represented a purchase price of $10.4 billion and included the assumption of approximately $1.3 billion of debt, which together with acquisition-related costs and payments of approximately $0.6 billion (consisting primarily of structuring and arrangement fees, the funding of UST’s non-qualified pension plans, investment banking fees and the early retirement of UST’s revolving credit facility), represent a total cash outlay of approximately $11 billion.

In connection with the acquisition of UST, Altria Group, Inc. had in place at December 31, 2008, a 364-day term bridge loan facility (“Bridge Facility”). On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under the Bridge Facility, which was used along with available cash of $6.7 billion, representing the net proceeds from the issuances of senior unsecured long-term notes in November and December 2008, to fund the acquisition of UST. As discussed in Note 11. Long-Term Debt, in February 2009, Altria Group, Inc. issued $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of these notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. Upon such prepayment, the Bridge Facility was terminated.

UST’s financial position and results of operations have been consolidated with Altria Group, Inc. as of January 6, 2009. The following unaudited supplemental pro forma data present consolidated information of Altria Group, Inc. as if the acquisition of UST had been consummated on January 1, 2008. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition and related borrowings had been consummated on January 1, 2008.

(in millions, except per share data)	Pro Forma Year Ended December 31, 2008
Net revenues	$21,339
Earnings from continuing operations	$2,677
Net earnings	$4,578
Net earnings attributable to Altria Group, Inc.	$4,515
Per share data:
Basic earnings per share:
Continuing operations	$1.29
Discontinued operations	0.88

Net earnings attributable to Altria Group, Inc.	$2.17

Diluted earnings per share:
Continuing operations	$1.28
Discontinued operations	0.88

Net earnings attributable to Altria Group, Inc.	$2.16

Pro forma results of Altria Group, Inc., for the year ended December 31, 2009 assuming the acquisition had occurred on January 1, 2009, would not be materially different from the actual results reported for the year ended December 31, 2009.

The pro forma amounts reflect the application of the following adjustments as if the acquisition had occurred on January 1, 2008:

■   additional depreciation and amortization expense that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from January 1, 2008;

■   additional interest expense and structuring and arrangement fees that would have been incurred assuming all borrowing arrangements used to fund the acquisition had been in place as of January 1, 2008;

■   restructuring costs incurred to restructure and integrate UST operations;

■  transaction costs associated with the acquisition; and

■   increased cost of sales, reflecting the fair value adjustment of UST’s subsidiaries’ inventory sold during the year.

During the fourth quarter of 2009, the allocation of purchase price relating to the acquisition of UST was completed.

The following amounts represent the fair value of identifiable assets acquired and liabilities assumed in the UST acquisition:

(in millions)
Cash and cash equivalents	$163
Inventories	796
Property, plant and equipment	688
Other intangible assets:
Indefinite-lived trademarks	9,059
Definite-lived (20-year life)	60
Short-term borrowings	(205)
Current portion of long-term debt	(240)
Long-term debt	(900)
Deferred income taxes	(3,535)
Other assets and liabilities, net	(540)
Noncontrolling interests	(36)

Total identifiable net assets	5,310
Total purchase price	10,407

Goodwill	$5,097

The excess of the purchase price paid by Altria Group, Inc. over the fair value of identifiable net assets acquired in the acquisition of UST primarily reflects the value of adding USSTC and its subsidiaries to Altria Group, Inc.’s family of tobacco operating companies (PM USA and Middleton), with leading brands in cigarettes, smokeless products and machine-made large cigars. The acquisition is anticipated to generate approximately $300 million in annual synergies by 2011, driven primarily by reduced selling, general and administrative, and corporate expenses. None of the goodwill or other intangible assets will be deductible for tax purposes.

The assets acquired, liabilities assumed and noncontrolling interests of UST have been measured as of the acquisition date. In valuing trademarks, Altria Group, Inc. estimated the fair value using a discounted cash flow methodology. No material contingent liabilities were recognized as of the acquisition date because the acquisition date fair value of such contingencies cannot be determined, and the contingencies are not both probable and reasonably estimable. Additionally, costs incurred to effect the acquisition, as well as costs to restructure UST, are being recognized as expenses in the periods in which the costs are incurred. For the years ended December 31, 2009 and 2008, Altria Group, Inc. incurred acquisition-related charges, as well as restructuring and integration costs, consisting of the following:

	For the Years Ended December 31,
(in millions)	2009	2008
Asset impairment and exit costs	$202	$—
Integration costs	49
Inventory adjustments	36
Structuring and arrangement fees	91	58
Transaction costs	60

Total	$438	$58

In 2010, Altria Group, Inc. expects to incur approximately $50 million of restructuring and integration costs related to the acquisition of UST.

■    Middleton Acquisition: On December 11, 2007, Altria Group, Inc. acquired all of the outstanding stock of Middleton, a manufacturer of machine-made large cigars and pipe tobacco, for $2.9 billion in cash. The acquisition was financed with existing cash. Middleton’s balance sheet was consolidated with Altria Group, Inc.’s as of December 31, 2007. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, were included in Altria Group, Inc.’s consolidated operating results for the year ended December 31, 2007.

During the first quarter of 2008, the allocation of purchase price relating to the acquisition of Middleton was completed. Assets purchased consist primarily of indefinite-lived intangible assets related to acquired brands of $2.6 billion, definite-lived intangible assets of $0.1 billion, goodwill of $0.1 billion and other assets of $0.1 billion, partially offset by accrued liabilities assumed in the acquisition.

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

Summarized financial information for discontinued operations for the years ended December 31, 2008 and 2007 were as follows:

2008
(in millions)	PMI
Net revenues	$15,376

Earnings before income taxes	$2,701
Provision for income taxes	(800)

Earnings from discontinued operations, net of income taxes	1,901
Net earnings attributable to noncontrolling interests	(61)

Earnings from discontinued operations	$1,840

	2007
(in millions)	PMI	Kraft	Total
Net revenues	$55,137	$8,586	$63,723

Earnings before income taxes	$8,852	$1,059	$9,911
Provision for income taxes	(2,549)	(356)	(2,905)

Earnings from discontinued operations, net of income taxes	6,303	703	7,006
Net earnings attributable to noncontrolling interests	(273)	(78)	(351)

Earnings from discontinued operations	$6,030	$625	$6,655

Note 5.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Cigarettes	$—	$—	$272	$283
Smokeless products	5,023		8,845
Cigars	77	77	2,750	2,756
Wine	74		271

Total	$5,174	$77	$12,138	$3,039

Intangible assets were as follows:

	December 31, 2009		December 31, 2008
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite-lived intangible assets	$11,701		$2,642
Definite-lived intangible assets	464	$27	404	$7

Total intangible assets	$12,165	$27	$3,046	$7

Indefinite-lived intangible assets consist substantially of trademarks from the January 2009 acquisition of UST ($9.1 billion) and the December 2007 acquisition of Middleton ($2.6 billion). Definite-lived intangible assets consist primarily of customer relationships and certain cigarette trademarks. Pre-tax amortization expense for definite-lived intangible assets during the years ended December 31, 2009 and 2008, was $20 million and $7 million, respectively. There was no pre-tax amortization expense for intangible assets during the year ended December 31, 2007. Annual amortization expense for each of the next five years is estimated to be approximately $20 million, assuming no additional transactions occur that require the amortization of intangible assets.

Goodwill relates to the January 2009 acquisition of UST and the December 2007 acquisition of Middleton. The change in goodwill and gross carrying amount of other intangible assets is as follows:

	2009		2008
(in millions)	Goodwill	Other Intangible Assets	Goodwill	Other Intangible Assets
Balance at January 1	$77	$3,046	$76	$3,049
Changes due to:
Acquisition of UST	5,097	9,119
Purchase price revisions			1	(3)

Balance at December 31	$5,174	$12,165	$77	$3,046

The changes in goodwill and other intangible assets during 2008 resulted from revisions to the purchase price allocation as appraisals for the acquisition of Middleton were finalized during the first quarter of 2008. See Note 3. Acquisitions for a discussion of the UST and Middleton acquisitions.

Note 6.

Asset Impairment, Exit, Implementation and Integration Costs:

Pre-tax asset impairment, exit, implementation and integration costs for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	For the Year Ended December 31, 2009
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$115	$139	$—	$254
Smokeless products	193		43	236
Cigars			9	9
Wine	3		6	9
Financial services	19			19
General corporate	91			91

Total	$421	$139	$58	$618

	For the Year Ended December 31, 2008
(in millions)	Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$97	$69	$—	$166
Cigars			18	18
Financial services	2			2
General corporate	350			350

Total	$449	$69	$18	$536

	For the Year Ended December 31, 2007
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$344	$27	$—	$371
General corporate	98			98

Total	$442	$27	$—	$469

The movement in the severance liability and details of asset impairment and exit costs for Altria Group, Inc. for the years ended December 31, 2009 and 2008 was as follows:

(in millions)	Severance	Other	Total
Severance liability balance, January 1, 2008	$279	$—	$279
Charges, net	216	233	449
Cash spent	(149)	(103)	(252)
Liability recorded in pension and postretirement plans, and other	2	(130)	(128)

Severance liability balance, December 31, 2008	348	—	348
Charges	185	236	421
Cash spent	(307)	(119)	(426)
Liability recorded in pension and postretirement plans, and other	2	(117)	(115)

Severance liability balance, December 31, 2009	$228	$—	$228

Other charges in the table above for 2009 and 2008 primarily represent other employee termination benefits including pension and postretirement, as well as PMI spin-off fees in 2008. Charges, net, in the table above include the reversal of $14 million of severance associated with the Manufacturing Optimization Program in 2008.

Integration and Restructuring Program: Altria Group, Inc. has largely completed a restructuring program that commenced in December 2008, and was expanded in August 2009. Pursuant to this program, Altria Group, Inc. has restructured its corporate, manufacturing, and sales and marketing services functions as it completes the integration of UST into its operations and continues to focus on optimizing company-wide cost structures in light of ongoing declines in U.S. cigarette volumes. As part of this restructuring, Altria Group, Inc. created two new service organizations during the second quarter of 2009. Altria Sales & Distribution Inc. serves as agent for Altria Group, Inc.’s three tobacco operating companies in their interactions with tobacco wholesalers and retailers. Altria Consumer Engagement Services Inc. executes one-to-one adult consumer programs for the three tobacco operating companies.

As a result of this restructuring program, Altria Group, Inc. incurred aggregate pre-tax charges of $328 million in 2009 and expects to incur approximately $50 million in 2010. The 2009 charges are primarily related to employee separation costs, lease exit costs, relocation of employees, asset impairments and other costs related to the integration of UST operations. Substantially all of these charges will result in cash expenditures. The $328 million in pre-tax charges for this program was reported in the cigarettes segment, smokeless products segment, wine segment, financial services segment and Altria Group, Inc. as pre-tax charges of $18 million, $236 million, $9 million, $4 million and $61 million, respectively. These charges included total exit costs of $250 million, integration costs of $49 million and asset impairment charges of $29 million. For the year ended December 31, 2008, the cigarettes segment, financial services segment and Altria Group, Inc. reported pre-tax charges for this program of $48 million, $2 million and $76 million, respectively, for total exit costs of $126 million.

The pre-tax integration costs were included in marketing, administration and research costs on Altria Group, Inc.’s consolidated statements of earnings for the year ended December 31, 2009. Total pre-tax charges incurred since the inception of the program were $454 million. Cash payments related to the program of $221 million were made during the year ended December 31, 2009, for a total of $221 million since inception.

Headquarters Relocation: During 2008, in connection with the spin-off of PMI, Altria Group, Inc. restructured its corporate headquarters, which included the relocation of Altria Group, Inc.’s corporate headquarters functions to Richmond, Virginia. During the years ended December 31, 2009 and 2008, Altria Group, Inc. incurred pre-tax charges of $30 million and $219 million, respectively, for this program. Total pre-tax charges incurred since the inception of this restructuring were $249 million as of December 31, 2009. These charges consist primarily of employee separation costs. Substantially all of these charges will result in cash expenditures. Cash payments related to this restructuring of $65 million and $136 million were made during the years ended December 31, 2009 and 2008, respectively, for a total of $201 million since inception.

For the years ended December 31, 2008 and 2007, general corporate exit costs also included $55 million and $81 million, respectively, of investment banking and legal fees associated with the PMI and Kraft spin-offs, as well as $17 million for the streamlining of various corporate functions in 2007.

Manufacturing Optimization Program: PM USA ceased production at its Cabarrus, North Carolina manufacturing facility and completed the consolidation of its cigarette manufacturing capacity into its Richmond, Virginia facility on July 29, 2009. PM USA took this action to address ongoing cigarette volume declines including the impact of the FET increase enacted in early 2009. PM USA expects to complete the de-commissioning of the Cabarrus facility during 2010.

As a result of this program, which commenced in 2007, PM USA expects to incur total pre-tax charges of approximately $785 million, of which $725 million have been incurred as of December 31, 2009 and are reflected in the cigarettes segment. Total pre-tax charges for this program consist of employee separation costs of $343 million, accelerated depreciation of $282 million and other charges of $160 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Approximately $400 million of the total pre-tax charges are expected to result in cash expenditures.

PM USA recorded pre-tax charges for this program as follows:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Exit costs	$97	$49	$309
Asset impairment			35
Implementation costs	139	69	27

Total	$236	$118	$371

Pre-tax implementation costs related to this program were primarily related to accelerated depreciation and were included in cost of sales in the consolidated statements of earnings for the years ended December 31, 2009, 2008 and 2007, respectively.

Pre-tax charges of approximately $100 million are expected during 2010 for the program. Cash payments related to the program of $210 million, $85 million and $11 million were made during the years ended December 31, 2009, 2008 and 2007, respectively, for a total of $306 million since inception.

Note 7.

Inventories:

The cost of approximately 75% and 94% of inventories in 2009 and 2008, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.8 billion and $0.7 billion lower than the current cost of inventories at December 31, 2009 and 2008, respectively.

Note 8.

Investment in SABMiller:

At December 31, 2009, Altria Group, Inc. held a 27.3% economic and voting interest in SABMiller. Altria Group, Inc.’s investment in SABMiller is being accounted for under the equity method.

Earnings from Altria Group, Inc.’s equity investment in SABMiller consisted of the following:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Equity earnings	$407	$467	$510
Gains on issuances of common stock by SABMiller	193

	$600	$467	$510

Altria Group, Inc.’s earnings from its equity investment in SABMiller for the year ended December 31, 2009 included pre-tax gains of $193 million due primarily to the issuance of 60 million shares of common stock by SABMiller in connection with its acquisition of the remaining noncontrolling interest in its Polish subsidiary.

Summary financial data of SABMiller is as follows:

	At December 31,
(in millions)	2009	2008
Current assets	$4,495	$4,266

Long-term assets	$33,841	$30,007

Current liabilities	$5,307	$5,403

Long-term liabilities	$13,199	$12,170

Non-controlling interests	$672	$660

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Net revenues	$17,020	$20,466	$20,825

Operating profit	$2,173	$2,854	$3,230

Net earnings	$1,473	$1,635	$1,865

The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2009, was $12.7 billion, as compared with its carrying value of $5.0 billion. The fair value, based on market quotes, of Altria Group, Inc.’s equity investment in SABMiller at December 31, 2008, was $7.3 billion, as compared with its carrying value of $4.3 billion.

Note 9.

Finance Assets, net:

In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2009, 2008 and 2007, proceeds from asset sales and bankruptcy recoveries totaled $793 million, $403 million and $486 million, respectively, and gains included in operating companies income totaled $257 million, $87 million and $274 million, respectively.

Included in the proceeds for 2007 were partial recoveries of amounts previously charged to earnings in the allowance for losses related to PMCC’s airline exposure. The operating companies income associated with these recoveries, which is included in the gains shown above, was $214 million for the year ended December 31, 2007.

At December 31, 2009, finance assets, net, of $4,803 million were comprised of an investment in finance leases of $5,069 million, reduced by the allowance for losses of $266 million. At December 31, 2008, finance assets, net, of $5,451 million were comprised of an investment in finance leases of $5,743 million and an other receivable of $12 million, reduced by the allowance for losses of $304 million.

A summary of the net investment in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total
(in millions)	2009	2008	2009	2008	2009	2008
Rentals receivable, net	$5,137	$6,001	$274	$324	$5,411	$6,325
Unguaranteed residual values	1,411	1,459	87	89	1,498	1,548
Unearned income	(1,816)	(2,101)	(23)	(26)	(1,839)	(2,127)
Deferred investment tax credits	(1)	(3)			(1)	(3)

Investment in finance leases	4,731	5,356	338	387	5,069	5,743
Deferred income taxes	(4,126)	(4,577)	(155)	(180)	(4,281)	(4,757)

Net investment in finance leases	$605	$779	$183	$207	$788	$986

For leveraged leases, rentals receivable, net, represent unpaid rentals, net of principal and interest payments on third-party nonrecourse debt. PMCC’s rights to rentals receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The payment of the nonrecourse debt is collateralized by lease payments due under the lease and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $9.2 billion and $11.5 billion at December 31, 2009 and 2008, respectively, has been offset against the related rentals receivable. There were no leases with contingent rentals in 2009 and 2008.

At December 31, 2009, PMCC’s investment in finance leases was principally comprised of the following investment categories: rail and surface transport (28%), aircraft (25%), electric power (23%), manufacturing (12%), and real estate (12%). Investments located outside the United States, which are all U.S. dollar-denominated, represent 22% and 23% of PMCC’s investment in finance leases at December 31, 2009 and 2008, respectively.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rentals receivable from direct finance leases at December 31, 2009, were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2010	$155	$44	$199
2011	100	50	150
2012	140	50	190
2013	190	50	240
2014	285	45	330
Thereafter	4,267	35	4,302

Total	$5,137	$274	$5,411

Included in net revenues for the years ended December 31, 2009, 2008 and 2007, were leveraged lease revenues of $341 million, $210 million and $163 million, respectively, and direct finance lease revenues of $7 million, $5 million and $15 million, respectively. Income tax expense on leveraged lease revenues for the years ended December 31, 2009, 2008 and 2007, was $119 million, $72 million and $57 million, respectively.

Income from investment tax credits on leveraged leases, and initial direct and executory costs on direct finance leases were not significant during the years ended December 31, 2009, 2008 and 2007.

The activity in the allowance for losses on finance assets for the years ended December 31, 2009, 2008 and 2007 was as follows:

(in millions)	2009	2008	2007
Balance at beginning of year	$304	$204	$480
Increase (decrease) to provision	15	100	(129)
Amounts written-off	(53)		(147)

Balance at end of year	$266	$304	$204

PMCC leases under several lease arrangements various types of automotive manufacturing equipment to Motors Liquidation Company, formerly known as General Motors Corporation (“GM”), which filed for bankruptcy on June 1, 2009. Since GM’s bankruptcy filing, PMCC has not recorded income on the GM leases. In the third quarter of 2009, GM rejected one of the leases, which resulted in a $49 million write-off against PMCC’s allowance for losses. The remaining GM leases, which expire from 2012 through 2023, represent approximately 3% of PMCC’s portfolio of finance assets at December 31, 2009.

On October 30, 2009 General Motors LLC (“New GM”), which is the successor of GM’s North American automobile business, signed several agreements with PMCC. Pursuant to these agreements, New GM has agreed to lease substantially all the remaining equipment under the same terms as GM, except for a rebate of a portion of future rents. The agreements will become effective upon court approval of the assignment of the leases to New GM, which PMCC anticipates will occur in the first quarter 2010. GM will reject one additional lease that will not be assigned to New GM. The impact of the rent rebates and the additional lease rejection have been factored into PMCC’s assessment of the allowance for losses at December 31, 2009. Foreclosure of rejected lease properties will result in an acceleration of deferred tax payments on such leases.

All other PMCC lessees are current on their lease payment obligations. It is possible that adverse developments may require PMCC to increase its allowance for losses in the future.

During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions.

The net impact to the allowance for losses for 2007 related primarily to various airline leases. Amounts recovered of $129 million in 2007 related to partial recoveries of amounts charged to earnings in the allowance for losses in prior years. In addition in 2007, PMCC recovered $85 million related to amounts previously charged to earnings and written-off in prior years. In total, these recoveries resulted in additional operating companies income of $214 million for the year ended December 31, 2007. Acceleration of taxes on the foreclosures of leveraged leases written off amounted to approximately $50 million in 2007. There were no foreclosures in 2009 and 2008.

PMCC’s portfolio remains diversified by lessee, investment category and asset type. As of December 31, 2009, 74% of PMCC’s lessees were investment grade as defined by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“Standard & Poor’s”). Excluding aircraft lease investments, 87% of PMCC’s lessees were investment grade.

At December 31, 2009 PMCC’s portfolio included five aircraft under leveraged leases with Mesa Airlines, Inc. (“Mesa”) with a finance asset balance of $21 million. PMCC’s interest in these leases was secured by letters of credit issued by Citicorp North America, Inc. On January 5, 2010, Mesa filed for Chapter 11 bankruptcy protection. As a result of the bankruptcy filing PMCC drew on the letters of credit and recovered its outstanding investment.

PMCC has one remaining transaction with indirect exposure to Ambac Assurance Corporation, a credit support provider whose credit rating remains below investment grade. This risk is mitigated by the underlying strength of the lessee and the quality of the leased asset.

See Note 22. Contingencies, for a discussion of the Internal Revenue Service (“IRS”) disallowance of certain benefits pertaining to several PMCC leveraged lease transactions.

Note 10.

Short-Term Borrowings and Borrowing

Arrangements:

At December 31, 2009 and 2008, Altria Group, Inc. had no short-term borrowings.

At December 31, 2009, the credit lines for Altria Group, Inc. and related activity were as follows:

(in billions) Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-Day Agreement	$0.6	$—	$—	$0.6
3-Year Agreement	2.4			2.4

	$3.0	$—	$—	$3.0

On November 20, 2009, Altria Group, Inc. entered into a senior unsecured 364-day revolving credit agreement (the “364-Day Agreement”) and a senior unsecured 3-year revolving credit agreement (the “3-Year Agreement” and, together with the 364-Day Agreement, the “Revolving Credit Agreements”). The 364-Day Agreement provides for borrowings up to an aggregate principal amount of $0.6 billion and expires on November 19, 2010. The 3-Year Agreement provides for borrowings up to an aggregate principal amount of $2.4 billion and expires on November 20, 2012. Pricing under the Revolving Credit Agreements may be modified in the event of a change in the rating of Altria Group, Inc.’s long- term senior unsecured debt. Interest rates on borrowings under the Revolving Credit Agreements will be based on the London Interbank Offered Rate (“LIBOR”) plus a percentage equal to Altria Group, Inc.’s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.’s long-term senior unsecured debt from Standard & Poor’s and Moody’s. The applicable minimum and maximum rates based on Altria Group, Inc.’s long-term senior unsecured debt ratings at December 31, 2009 are 2.0% and 4.0%, respectively. The Revolving Credit Agreements do not include any other rating triggers, nor do they contain any provisions that could require the posting of collateral.

The Revolving Credit Agreements replace Altria Group, Inc.’s prior $3.4 billion 5-year revolving credit agreement, which was due to expire on April 15, 2010, but was terminated effective November 20, 2009. The Revolving Credit Agreements will be used for general corporate purposes and to support Altria Group, Inc.’s commercial paper issuances. The Revolving Credit Agreements require that Altria Group, Inc. maintain (i) a ratio of debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) of not more than 3.0 to 1 and (ii) a ratio of EBITDA to interest expense of not less than 4.0 to 1. At December 31, 2009, the ratios of debt to EBITDA and EBITDA to interest expense, calculated in accordance with the Revolving Credit Agreements, were 1.9 to 1.0 and 5.3 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with the Revolving Credit Agreements.

In connection with the acquisition of UST, Altria Group, Inc. had in place at December 31, 2008, the Bridge Facility. On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under the Bridge Facility to fund in part the acquisition of UST (see Note 3. Acquisitions). As discussed in Note 11. Long-Term Debt, in February 2009, Altria Group, Inc. issued $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of these notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. Upon such prepayment, the Bridge Facility was terminated.

Any commercial paper of Altria Group, Inc. and borrowings under the Revolving Credit Agreements are fully and unconditionally guaranteed by PM USA (see Note 23. Condensed Consolidating Financial Information).

Note 11.

Long-Term Debt:

At December 31, 2009 and 2008, Altria Group, Inc.’s long-term debt consisted of the following:

(in millions)	2009	2008
Consumer products:
Notes, 5.75% to 10.20% (average interest rate 9.1%), due through 2039	$11,918	$6,797
Debenture, 7.75% due 2027	42	42
Other		135

	11,960	6,974
Less current portion of long-term debt	(775)	(135)

	$11,185	$6,839

Financial services:
Eurodollar bonds, 7.50%, due 2009	$—	$500

Aggregate maturities of long-term debt are as follows:

(in millions)	Altria Group, Inc.	UST	Total Long-Term Debt
2010	$775		$775
2012		$600	600
2013	1,459		1,459
2014	525		525
2018	3,100	300	3,400
2019	2,200		2,200
Thereafter	3,042		3,042

The aggregate fair value, based substantially on readily available quoted market prices, of Altria Group, Inc.’s long-term debt at December 31, 2009, was $14.4 billion, as compared with its carrying value of $12.0 billion. The aggregate fair value, based substantially on readily available quoted market prices, of Altria Group, Inc.’s long-term debt at December 31, 2008, was $8.6 billion, as compared with its carrying value of $7.5 billion.

Altria Group, Inc. Senior Notes: Altria Group, Inc. issued the following notes in 2008 and 2009:

November 2008 Issuance

■  $1.4 billion at 8.50%, due 2013, interest payable semi-annually;

■  $3.1 billion at 9.70%, due 2018, interest payable semi-annually; and

■  $1.5 billion at 9.95%, due 2038, interest payable semi-annually.

December 2008 Issuance

■  $775 million at 7.125%, due 2010, interest payable semi-annually.

February 2009 Issuance

■  $525 million at 7.75%, due 2014, interest payable semi-annually;

■   $2.2 billion at 9.25%, due 2019, interest payable semi-annually; and

■  $1.5 billion at 10.20%, due 2039, interest payable semi-annually.

The net proceeds from the issuances of senior unsecured long-term notes in November and December 2008 were used along with borrowings under the Bridge Facility to fund the acquisition of UST. The net proceeds from the issuances of senior unsecured long-term notes in February 2009, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility.

The notes are Altria Group, Inc.’s senior unsecured obligations and rank equally in right of payment with all of Altria Group, Inc.’s existing and future senior unsecured indebtedness. The interest rate payable on each series of notes is subject to adjustment from time to time if the rating assigned to the notes of such series by Moody’s or Standard & Poor’s is downgraded (or subsequently upgraded) as and to the extent set forth in the terms of the notes. Upon the occurrence of both (i) a change of control of Altria Group, Inc. and (ii) the notes ceasing to be rated investment grade by each of Moody’s, Standard & Poor’s and Fitch Ratings (“Fitch”) within a specified time period, Altria Group, Inc. will be required to make an offer to purchase the notes of each series at a price equal to 101% of the aggregate principal amount of such series, plus accrued interest to the date of repurchase as and to the extent set forth in the terms of the notes.

The obligations of Altria Group, Inc. under the notes are fully and unconditionally guaranteed by PM USA (see Note 23. Condensed Consolidating Financial Information).

UST Senior Notes: At December 31, 2009, UST’s senior notes consisted of the following:

■   $600 million senior notes at 6.625%, due 2012, interest payable semi-annually; and

■  $300 million senior notes at 5.75%, due 2018, interest payable semi-annually.

UST senior notes of $200 million and $40 million matured and were repaid in June 2009.

The UST notes are senior unsecured obligations and rank equally in right of payment with all of UST’s existing and future senior unsecured and unsubordinated indebtedness. With respect to the $300 million senior notes, upon the occurrence of both (i) a change of control of UST and (ii) these notes ceasing to be rated investment grade by each of Moody’s and Standard & Poor’s within a specified time period, UST would be required to make an offer to purchase these notes at a price equal to 101% of the aggregate principal amount of such series, plus accrued and unpaid interest to the date of repurchase as and to the extent set forth in the terms of these notes.

Other Consumer Products Debt: A subsidiary of PM USA repaid a $135 million term loan that matured in May 2009.

Financial Services Debt: Financial services debt of $500 million matured and was repaid in July 2009.

Tender Offer for Altria Group, Inc. Notes: In connection with the spin-off of PMI, in the first quarter of 2008, Altria Group, Inc. and its subsidiary, Altria Finance (Cayman Islands) Ltd. (dissolved in December 2009), completed tender offers to purchase for cash $2.3 billion of notes and debentures denominated in U.S. dollars, and €373 million in euro-denominated bonds, equivalent to $568 million in U.S. dollars.

As a result of the tender offers and consent solicitations, Altria Group, Inc. recorded a pre-tax loss of $393 million, which included tender and consent fees of $371 million, on the early extinguishment of debt in the first quarter of 2008.

Note 12.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2007	2,805,961,317	(708,880,389)	2,097,080,928
Exercise of stock options and issuance of other stock awards		10,595,834	10,595,834

Balances, December 31, 2007	2,805,961,317	(698,284,555)	2,107,676,762
Exercise of stock options and issuance of other stock awards		7,144,822	7,144,822
Repurchased		(53,450,000)	(53,450,000)

Balances, December 31, 2008	2,805,961,317	(744,589,733)	2,061,371,584
Exercise of stock options and issuance of other stock awards		14,657,060	14,657,060

Balances, December 31, 2009	2,805,961,317	(729,932,673)	2,076,028,644

At December 31, 2009, 53,238,226 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.’s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized, none of which have been issued.

Note 13.

Stock Plans:

Under the Altria Group, Inc. 2005 Performance Incentive Plan (the “2005 Plan”), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 50 million shares of common stock may be issued under the 2005 Plan. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the 2005 Stock Compensation Plan for Non-Employee Directors (the “2005 Directors Plan”). Shares available to be granted under the 2005 Plan and the 2005 Directors Plan at December 31, 2009 were 36,668,029 and 835,253 respectively.

As more fully described in Note 1. Background and Basis of Presentation, during 2008 and 2007 certain modifications were made to stock options, restricted stock and deferred stock as a result of the PMI and Kraft spin-offs.

Altria Group, Inc. has not granted stock options to employees since 2002. Under certain circumstances, senior executives who exercised outstanding stock options using shares to pay the option exercise price and taxes received Executive Ownership Stock Options (“EOSOs”) equal to the number of shares tendered. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant, and became exercisable six months after the grant date. This feature ceased during 2007. During the year ended December 31, 2007, Altria Group, Inc. granted 0.5 million EOSOs.

Stock Option Plan

In connection with the PMI and Kraft spin-offs, Altria Group, Inc. employee stock options were modified through the issuance of PMI employee stock options (in connection with the PMI spin-off) and Kraft stock options (in connection with the Kraft spin-off), and the adjustment of the stock option exercise prices for the Altria Group, Inc. awards. For each employee stock option outstanding, the aggregate intrinsic value of the option immediately after each spin-off was not greater than the aggregate intrinsic value of the option immediately before each spin-off. Because the Black-Scholes fair values of the awards immediately before and immediately after each spin-off were equivalent, no incremental compensation expense was recorded as a result of the modifications of the Altria Group, Inc. awards.

Pre-tax compensation cost and the related tax benefit for stock option awards totaled $9 million and $3 million, respectively, for the year ended December 31, 2007. Pre-tax compensation cost for stock option awards included $1 million in 2007 related to employees of discontinued operations. The fair value of the awards was determined using a modified Black-Scholes methodology using the following weighted average assumptions:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2007 Altria Group, Inc.	4.56%	4 years	25.98%	3.99%

Altria Group, Inc. stock option activity was as follows for the year ended December 31, 2009:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2009	22,663,338	$10.04
Options exercised	(9,915,980)	8.95
Options canceled	(345,455)	16.49
Balance/ Exercisable at December 31, 2009	12,401,903	10.74	1 year	$110 million

As more fully described in Note 1. Background and Basis of Presentation, the weighted average exercise prices shown in the table above were reduced as a result of the PMI and Kraft spin-offs.

The aggregate intrinsic value shown in the table above was based on the December 31, 2009 closing price for Altria Group, Inc.’s common stock of $19.63. The weighted-average grant date fair value of options granted during the year ended December 31, 2007 was $15.55. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $87 million, $119 million and $454 million, respectively.

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

The fair value of the restricted shares and deferred shares at the date of grant is amortized to expense ratably over the restriction period, which is generally three years. Altria Group, Inc. recorded pre-tax compensation expense related to restricted stock and deferred stock granted to employees of its continuing operations for the years ended December 31, 2009, 2008 and 2007 of $61 million, $38 million and $80 million, respectively. The deferred tax benefit recorded related to this compensation expense was $24 million, $15 million and $29 million for the years ended December 31, 2009, 2008 and 2007, respectively. The unamortized compensation expense related to Altria Group, Inc. restricted stock and deferred stock was $80 million at December 31, 2009 and is expected to be recognized over a weighted average period of 2 years.

Altria Group, Inc. restricted stock and deferred stock activity was as follows for the year ended December 31, 2009:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2009	5,752,777	$49.31
Granted	5,700,570	16.71
Vested	(2,776,628)	45.39
Forfeited	(461,638)	33.91

Balance at December 31, 2009	8,215,081	28.88

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

The weighted-average grant date fair value of Altria Group, Inc. restricted stock and deferred stock granted during the years ended December 31, 2009, 2008 and 2007 was $95 million, $56 million and $150 million, respectively, or $16.71, $22.98 and $65.62 per restricted or deferred share, respectively. The total fair value of Altria Group, Inc. restricted stock and deferred stock vested during the years ended December 31, 2009, 2008 and 2007 was $46 million, $140 million and $184 million, respectively.

Note 14.

Earnings per Share:

Effective January 1, 2009, Altria Group, Inc. adopted the FASB authoritative guidance that requires that unvested share-based payment awards containing nonforfeitable rights to dividends be included as participating securities in the earnings per share (“EPS”) calculation pursuant to the two class method.

The calculations of basic and diluted EPS reflect the adoption of this guidance and, accordingly, prior period calculations have been adjusted retrospectively. As a result, basic EPS from discontinued operations and basic EPS from net earnings each decreased by $0.01 and $0.02 for the years ended December 31, 2008 and 2007, respectively. Basic EPS from continuing operations for the years ended December 31, 2008 and 2007 remained unchanged. Diluted EPS for the years ended December 31, 2008 and 2007 remained unchanged.

Basic and diluted EPS from continuing and discontinued operations were calculated using the following:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Earnings from continuing operations	$3,206	$3,090	$3,131
Earnings from discontinued operations		1,840	6,655

Net earnings attributable to Altria Group, Inc.	3,206	4,930	9,786
Less: Distributed and undistributed earnings attributable to unvested restricted and deferred shares	(11)	(13)	(27)

Earnings for basic EPS	3,195	4,917	9,759
Add: Undistributed earnings attributable to unvested restricted and deferred shares	2	4	10
Less: Undistributed earnings reallocated to unvested restricted and deferred shares	(2)	(4)	(10)

Earnings for diluted EPS	$3,195	$4,917	$9,759

Weighted average shares for basic EPS	2,066	2,075	2,101
Add: Incremental shares from stock options	5	9	12

Weighted average shares for diluted EPS	2,071	2,084	2,113

For the 2009 computation, 0.7 million stock options were excluded from the calculation of weighted average shares for diluted EPS because their effects were antidilutive. For the 2008 and 2007 computations, there were no antidilutive stock options.

Note 15.

Accumulated Other Comprehensive Earnings (Losses):

The following table sets forth the changes in each component of accumulated other comprehensive earnings (losses) attributable to Altria Group, Inc.:

(in millions)	Currency Translation Adjustments	Changes in Net Loss and Prior Service Cost	Changes in Fair Value of Derivatives Accounted for as Hedges	Ownership of SABMiller’s Other Comprehensive Earnings (Losses)	Accumulated Other Comprehensive Earnings (Losses)
Balances, January 1, 2007	$(97)	$(3,724)	$13	$170	$(3,638)
Period Change	736	744	(18)	178	1,640
Spin-off of Kraft	89	2,020			2,109

Balances, December 31, 2007	728	(960)	(5)	348	111
Period Change	233	(1,385)	(177)	(308)	(1,637)
Spin-off of PMI	(961)	124	182		(655)

Balances, December 31, 2008	—	(2,221)	—	40	(2,181)
Period Change	3	375		242	620

Balances, December 31, 2009	$3	$(1,846)	$—	$282	$(1,561)

Note 16.

Income Taxes:

Earnings from continuing operations before income taxes, and provision for income taxes consisted of the following for the years ended December 31, 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Earnings from continuing operations before income taxes:
United States	$4,868	$4,789	$4,674
Outside United States	9		4

Total	$4,877	$4,789	$4,678

Provision for income taxes:
Current:
Federal	$1,512	$1,486	$1,665
State and local	111	351	98
Outside United States	3		3

	1,626	1,837	1,766

Deferred:
Federal	(14)	(95)	(211)
State and local	57	(43)	(8)

	43	(138)	(219)

Total provision for income taxes	$1,669	$1,699	$1,547

Altria Group, Inc.’s U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2000 and forward with years 2000 to 2006 currently under examination by the IRS. State jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Altria Group, Inc. is currently under examination in various states.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)
Balance at January 1, 2007	$1,053
Additions based on tax positions related to the current year	70
Additions for tax positions of prior years	22
Reductions for tax positions of prior years	(28)
Reductions for tax positions due to lapse of statutes of limitations	(116)
Settlements	(21)
Reduction of state and foreign unrecognized tax benefits due to Kraft spin-off	(365)

Balance at December 31, 2007	615
Additions based on tax positions related to the current year	50
Additions for tax positions of prior years	70
Reductions for tax positions of prior years	(10)
Settlements	(2)
Reduction of state and foreign unrecognized tax benefits due to PMI spin-off	(54)

Balance at December 31, 2008	669
Additions based on tax positions related to
the current year	15
Additions for tax positions of prior years	34
Reductions for tax positions due to lapse of statutes of limitations	(22)
Reductions for tax positions of prior years	(87)
Settlements	(8)

Balance at December 31, 2009	$ 601

Unrecognized tax benefits and Altria Group, Inc.’s consolidated liability for tax contingencies were as follows:

(in millions)	December 31, 2009	December 31, 2008
Unrecognized tax benefits — Altria Group, Inc.	$283	$275
Unrecognized tax benefits — Kraft	198	274
Unrecognized tax benefits — PMI	120	120

Unrecognized tax benefits	601	669
Accrued interest and penalties	327	302
Tax credits and other indirect benefits	(100)	(94)

Liability for tax contingencies	$828	$877

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2009 was $548 million, along with $53 million affecting deferred taxes. However, the impact on net earnings from those unrecognized tax benefits that if recognized at December 31, 2009 would be $230 million, as a result of receivables from PMI and Kraft of $120 million and $198 million, respectively, discussed below. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2008 was $610 million, along with $59 million affecting deferred taxes. However, the impact on net earnings from those unrecognized tax benefits that if recognized at December 31, 2008 would be $216 million, as a result of receivables from PMI and Kraft of $120 million and $274 million, respectively, discussed below.

Under the Tax Sharing Agreements between Altria Group, Inc. and PMI, and between Altria Group, Inc. and Kraft, PMI and Kraft are responsible for their respective pre-spin-off tax obligations. However, due to regulations governing the U.S. federal consolidated tax return, Altria Group, Inc. remains severally liable for PMI’s and Kraft’s pre-spin-off federal taxes. As a result, Altria Group, Inc. continues to include $120 million and $198 million of unrecognized tax benefits for PMI and Kraft, respectively, in its liability for uncertain tax positions, and corresponding receivables from PMI and Kraft of $120 million and $198 million, respectively, are included in other assets.

In the third quarter of 2009, the IRS, Kraft, and Altria Group, Inc. (as parent of, and as agent for, Kraft) executed a closing agreement that resolved certain Kraft tax matters arising out of the 2000 to 2003 IRS audit of Altria Group, Inc. As a result of the closing agreement, income tax expense for 2009 included the benefit from the reversal of tax reserves and associated interest that are no longer required. This benefit was offset by a reduction to the corresponding receivable from Kraft. The reduction in this receivable was recorded as an increase to marketing, administration and research costs on Altria Group, Inc.’s consolidated statement of earnings for the year ended December 31, 2009. As a result, there was no impact on Altria Group, Inc.’s net earnings.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2009, Altria Group, Inc. had $327 million of accrued interest and penalties, of which approximately $39 million and $79 million related to PMI and Kraft, respectively, for which PMI and Kraft are responsible under their respective Tax Sharing Agreements. The receivables from PMI and Kraft are included in other assets. As of December 31, 2008, Altria Group, Inc. had $302 million of accrued interest and penalties, of which approximately $32 million and $100 million related to PMI and Kraft, respectively.

For the years ended December 31, 2009, 2008 and 2007, Altria Group, Inc. recognized in its consolidated statements of earnings $3 million, $41 million and $13 million, respectively, of interest expense associated with uncertain tax positions.

It is reasonably possible that within the next 12 months certain state examinations will be resolved, which could result in a decrease in unrecognized tax benefits and interest of approximately $13 million.

The effective income tax rate on pre-tax earnings from continuing operations differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income taxes, net of federal tax benefit	2.7	4.2	3.6
Reversal of tax reserves no longer required	(1.7)		(2.4)
Domestic manufacturing deduction	(1.5)	(1.6)	(1.7)
SABMiller dividend benefit	(2.4)	(2.1)	(2.0)
Other	2.1		0.6

Effective tax rate	34.2%	35.5%	33.1%

The tax provision in 2009 includes tax benefits of $88 million from the reversal of tax reserves and associated interest resulting from the execution of the closing agreement with the IRS discussed above. The tax provision in 2009 also includes a benefit of $53 million from the utilization of net operating losses in the third quarter. The tax provision in 2008 includes net tax benefits of $58 million primarily from the reversal of tax accruals no longer required in the fourth quarter. The tax provision in 2007 includes net tax benefits of $111 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations ($55 million in the third quarter and $56 million in the fourth quarter). The tax provision in 2007 also includes $57 million related to the reversal of tax accruals no longer required in the fourth quarter.

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2009 and 2008:

(in millions)	2009	2008
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$1,126	$1,181
Settlement charges	1,428	1,659
Accrued pension costs	434	495
Net operating losses and tax credit carryforwards	113	126
Other		19

Total deferred income tax assets	3,101	3,480

Deferred income tax liabilities:
Property, plant and equipment	(503)	(360)
Intangible assets	(3,579)	(70)
Investment in SABMiller	(1,632)	(1,389)
Other	(164)

Total deferred income tax liabilities	(5,878)	(1,819)

Valuation allowances	(76)	(80)

Net deferred income tax (liabilities) assets	$(2,853)	$1,581

Financial services deferred income tax liabilities are primarily attributable to temporary differences relating to net investments in finance leases.

At December 31, 2009, Altria Group, Inc. had state tax net operating losses of $2,483 million that, if unutilized, will expire in 2010 through 2029 and state tax credit carryforwards of $97 million which, if unutilized, will expire in 2010 through 2017. A valuation allowance is recorded against certain state net operating losses and state tax credit carryforwards due to uncertainty regarding their utilization.

Note 17.

Segment Reporting:

The products of Altria Group, Inc.’s consumer products subsidiaries include cigarettes manufactured and sold by PM USA, smokeless products manufactured and sold by USSTC and PM USA, machine-made large cigars and pipe tobacco manufactured and sold by Middleton, and wine produced and distributed by Ste. Michelle. Another subsidiary of Altria Group, Inc., PMCC, maintains a portfolio of leveraged and direct finance leases.

As discussed in Note 1. Background and Basis of Presentation, beginning with the first quarter of 2009, Altria Group, Inc. revised its reportable segments. Altria Group, Inc.’s reportable segments are cigarettes, smokeless products, cigars, wine and financial services.

Altria Group, Inc.’s chief operating decision maker reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.’s chief operating decision maker. Information about total assets by segment is not disclosed because such information is not reported to or used by Altria Group, Inc.’s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 5. Goodwill and Other Intangible Assets, net. The accounting policies of the segments are the same as those described in Note 2. Summary of Significant Accounting Policies.

Segment data were as follows:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Net revenues:
Cigarettes	$20,919	$18,753	$18,470
Smokeless products	1,366
Cigars	520	387	15
Wine	403
Financial services	348	216	179

Net revenues	$23,556	$19,356	$18,664

Earnings from continuing operations before income taxes:
Operating companies income:
Cigarettes	$5,055	$4,866	$4,511
Smokeless products	381
Cigars	176	164	7
Wine	43
Financial services	270	71	380
Amortization of intangibles	(20)	(7)
Gain on sale of corporate headquarters building		404
General corporate expenses	(204)	(266)	(427)
Reduction of Kraft receivable	(88)
UST acquisition-related transaction costs	(60)
Corporate asset impairment and exit costs	(91)	(350)	(98)

Operating income	5,462	4,882	4,373
Interest and other debt expense, net	(1,185)	(167)	(205)
Loss on early extinguishment of debt		(393)
Earnings from equity investment in SABMiller	600	467	510

Earnings from continuing operations before income taxes	$4,877	$4,789	$4,678

PM USA, USSTC and Middleton’s largest customer, McLane Company, Inc., accounted for approximately 26%, 27% and 26% of Altria Group, Inc.’s consolidated net revenues for the years ended December 31, 2009, 2008 and 2007, respectively. These net revenues were reported in the cigarettes, smokeless products and cigars segments. Sales to three distributors accounted for approximately 64% of net revenues for the wine segment for the year ended December 31, 2009.

Items affecting the comparability of net revenues and operating companies income for the segments were as follows:

■    Acquisitions — In January 2009, Altria Group, Inc. acquired UST, the results of which are reflected in the smokeless products and wine segments. In December 2007, Altria Group, Inc. acquired Middleton, the results of which are reflected in the cigars segment (see Note 3. Acquisitions).

■    UST Inventory Adjustment — In connection with the acquisition of UST, Altria Group, Inc.’s cost of sales during the year ended December 31, 2009 included $36 million ($15 million and $21 million in the smokeless products and wine segments, respectively), relating to the fair value purchase accounting adjustment of UST’s inventory at the acquisition date that was sold during 2009.

■    Asset Impairment, Exit, Implementation and Integration Costs — See Note 6. Asset Impairment, Exit, Implementation and Integration Costs, for a breakdown of these costs by segment.

■    Sales to PMI — Subsequent to the PMI spin-off, PM USA recorded net revenues of $298 million, from contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008. For periods prior to the PMI spin-off, PM USA did not record contract volume manufactured for PMI in net revenues, but recorded the related profit, which was immaterial, for the years ended December 31, 2008 and 2007, in marketing, administration and research costs on Altria Group, Inc.’s consolidated statements of earnings. These amounts are reflected in the cigarettes segment.

■    PMCC Allowance for Losses — During 2009, PMCC increased its allowance for losses by $15 million based on management’s assessment of its portfolio including its exposure to GM. PMCC increased its allowance for losses by $100 million during 2008, primarily as a result of credit rating downgrades of certain lessees and financial market conditions. See Note 9. Finance Assets, net.

■    Recoveries from Airline Industry Exposure — As discussed in Note 9. Finance Assets, net, during 2007, PMCC recorded pre-tax gains of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down.

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Depreciation expense:
Cigarettes	$168	$182	$210
Smokeless products	41
Cigars	2	1
Wine	22
Corporate	38	25	22

Total depreciation expense	$271	$208	$232

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Capital expenditures:
Cigarettes	$147	$220	$352
Smokeless products	18
Cigars	4	7
Wine	24
Corporate	80	14	34

Total capital expenditures	$273	$241	$386

Note 18.

Benefit Plans:

Altria Group, Inc. and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees, except that as of January 1, 2008, new employees (excluding certain participants in UST plans) are not eligible to participate in the defined benefit plans, but instead are eligible for a company match in a defined contribution plan. In addition, Altria Group, Inc. and its subsidiaries provide health care and other benefits to the majority of retired employees.

The plan assets and benefit obligations of Altria Group, Inc.’s pension plans and the benefit obligations of Altria Group, Inc.’s postretirement plans are measured at December 31 of each year.

The amounts recorded in accumulated other comprehensive losses at December 31, 2009 consisted of the following:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Net losses	$(2,372)	$(584)	$(153)	$(3,109)
Prior service (cost) credit	(59)	145		86
Deferred income taxes	948	169	60	1,177

Amounts recorded in accumulated other comprehensive losses	$(1,483)	$(270)	$(93)	$(1,846)

The amounts recorded in accumulated other comprehensive losses at December 31, 2008 consisted of the following:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Net losses	$(2,907)	$(595)	$(140)	$(3,642)
Prior service (cost) credit	(71)	79		8
Deferred income taxes	1,161	198	54	1,413

Amounts recorded in accumulated other comprehensive losses	$(1,817)	$(318)	$(86)	$(2,221)

The amounts recorded in accumulated other comprehensive losses at December 31, 2007 consisted of the following:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Net losses	$(939)	$(356)	$(149)	$(1,444)
Prior service (cost) credit	(55)	100		45
Deferred income taxes	386	95	58	539

Amounts to be amortized — continuing operations	(608)	(161)	(91)	(860)
Amounts related to discontinued operations	(49)		(51)	(100)

Amounts recorded in accumulated other comprehensive losses	$(657)	$(161)	$(142)	$(960)

The movements in other comprehensive earnings/losses during the year ended December 31, 2009 were as follows:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$119	$36	$11	$166
Prior service cost/credit	12	(9)		3
Other expense:
Net losses	3			3
Deferred income taxes	(52)	(10)	(4)	(66)

	82	17	7	106

Other movements during the year:
Net losses	413	(25)	(24)	364
Prior service cost/credit		75		75
Deferred income taxes	(161)	(19)	10	(170)

	252	31	(14)	269

Total movements in other comprehensive earnings/losses	$334	$48	$(7)	$375

The movements in other comprehensive earnings/losses during the year ended December 31, 2008 were as follows:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$59	$31	$9	$99
Prior service cost/credit	12	(9)		3
Other income/expense:
Net losses	45			45
Prior service cost/credit	2	(5)		(3)
Deferred income taxes	(46)	(6)	(4)	(56)

	72	11	5	88

Other movements during the year:
Net losses	(2,072)	(270)	—	(2,342)
Prior service cost/credit	(30)	(7)		(37)
Deferred income taxes	821	109		930

	(1,281)	(168)	—	(1,449)

Amounts related to continuing operations	(1,209)	(157)	5	(1,361)
Amounts related to discontinued operations	(24)			(24)

Total movements in other comprehensive earnings/losses	$(1,233)	$(157)	$5	$(1,385)

The movements in other comprehensive earnings/losses during the year ended December 31, 2007 were as follows:

(in millions)	Pensions	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$82	$20	$10	$112
Prior service cost/credit	10	(8)		2
Other income/expense:
Net losses	62	33		95
Prior service cost/credit	25	(6)		19
Deferred income taxes	(71)	(15)	(4)	(90)

	108	24	6	138

Other movements during the year:
Net losses	168	96	(23)	241
Prior service cost/credit	(8)	23		15
Deferred income taxes	(68)	(49)	9	(108)

	92	70	(14)	148

Amounts related to continuing operations	200	94	(8)	286
Amounts related to discontinued operations	467	4	(13)	458

Total movements in other comprehensive earnings/losses	$667	$98	$(21)	$744

Pension Plans

Obligations and Funded Status

The projected benefit obligations, plan assets and funded status of Altria Group, Inc.’s pension plans at December 31, 2009 and 2008, were as follows:

(in millions)	2009	2008
Projected benefit obligation at January 1	$5,342	$5,143
Service cost	96	99
Interest cost	349	304
Benefits paid	(460)	(298)
Termination, settlement and curtailment	9	50
Actuarial losses	105	237
Acquisitions	634
Divestitures		(223)
Other		30

Projected benefit obligation at December 31	6,075	5,342

Fair value of plan assets at January 1	3,929	5,841
Actual return on plan assets	945	(1,462)
Employer contributions	37	45
Funding of UST plans	134
Benefits paid	(460)	(298)
Actuarial gains	2	14
Acquisitions	283
Divestitures		(211)

Fair value of plan assets at December 31	4,870	3,929

Net pension liability recognized at December 31	$(1,205)	$(1,413)

The net pension liability recognized in Altria Group, Inc.’s consolidated balance sheets at December 31, 2009 and 2008, was as follows:

(in millions)	2009	2008
Other accrued liabilities	$(48)	$(20)
Accrued pension costs	(1,157)	(1,393)

	$(1,205)	$(1,413)

The accumulated benefit obligation, which represents benefits earned to date, for the pension plans was $5.7 billion and $4.9 billion at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the accumulated benefit obligations were in excess of plan assets for all pension plans.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s benefit obligations under the plans at December 31:

	2009	2008
Discount rate	5.9%	6.1%
Rate of compensation increase	4.5	4.5

The discount rates for Altria Group, Inc.’s plans were developed from a model portfolio of high-quality corporate bonds with durations that match the expected future cash flows of the benefit obligations.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Service cost	$96	$99	$103
Interest cost	349	304	309
Expected return on plan assets	(429)	(428)	(429)
Amortization:
Net loss	119	59	82
Prior service cost	12	12	10
Termination, settlement and curtailment	12	97	37

Net periodic pension cost	$159	$143	$112

During 2009 and 2008, termination, settlement and curtailment shown in the table above primarily reflects termination benefits related to Altria Group, Inc.’s restructuring programs. In 2009 these costs were partially offset by curtailment gains related to the restructuring of UST’s operations subsequent to the acquisition. During 2007, PM USA’s announced closure of its Cabarrus, North Carolina manufacturing facility, and workforce reduction programs resulted in curtailment losses and termination benefits of $37 million. For more information on Altria Group, Inc.’s restructuring programs, see Note 6. Asset Impairment, Exit, Implementation and Integration Costs.

The amounts included in termination, settlement and curtailment in the table above for the years ended December 31, 2009, 2008 and 2007 were comprised of the following changes:

(in millions)	2009	2008	2007
Benefit obligation	$9	$50	$(50)
Other comprehensive earnings/losses:
Net losses	3	45	62
Prior service cost		2	25

	$12	$97	$37

For the pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive losses into net periodic benefit cost during 2010 are $135 million and $12 million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net pension cost for the years ended December 31:

	2009	2008	2007
Discount rate	6.1%	6.2%	6.1%
Expected rate of return on plan assets	8.0	8.0	8.0
Rate of compensation increase	4.5	4.5	4.5

Altria Group, Inc. sponsors deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of pre-tax earnings, as defined by the plans. Amounts charged to expense for these defined contribution plans totaled $106 million, $128 million and $130 million in 2009, 2008 and 2007, respectively.

Plan Assets

Altria Group, Inc.’s pension plans investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Altria Group, Inc. implements the investment strategy in a prudent and risk controlled manner, consistent with the fiduciary requirements of Employee Retirement Income Security Act of 1974, by investing retirement plan assets in a well diversified mix of equities, fixed income and other securities that reflects the impact of the demographic mix of plan participants on the benefit obligation using a target asset allocation between equity securities and fixed income investments of 55%/45%. Accordingly, the composition of Altria Group, Inc.’s plan assets at December 31, 2009 was broadly characterized as an allocation between equity securities (59%), corporate bonds (19%), U.S. Treasury and Foreign Government securities (15%) and all other types of investments (7%). Virtually all pension assets can be used to make monthly benefit payments.

Altria Group, Inc.’s pension plans investment strategy is accomplished by investing in U.S. and international equity commingled funds which are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) Europe, Australasia, Far East (“EAFE”) Index, and MSCI Emerging Markets Index. Altria Group, Inc.’s pension plans also invest in actively managed international equity securities of large, mid, and small cap companies located in the developed markets of Europe, Australasia, and the Far East, and actively managed long duration fixed income securities that primarily include investment grade corporate bonds of companies from diversified industries, U.S. Treasuries and Treasury Inflation Protected Securities (“TIPS”). The below investment grade securities represent 8% of the fixed income holdings or 3% of total plan assets. The allocation to emerging markets represents 4% of the equity holdings or 2% of total plan assets. The allocation to real estate and private equity investments is immaterial.

Altria Group, Inc.’s pension plans risk management practices include ongoing monitoring of the asset allocation, investment performance, investment managers’ compliance with their investment guidelines, periodic rebalancing between equity and debt asset classes and annual actuarial re-measurement of plan liabilities.

Altria Group, Inc.’s expected rate of return on pension plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class. The forward looking estimates are consistent with the overall long-term averages exhibited by returns on equity and fixed income securities.

The fair values of Altria Group, Inc.’s pension plan assets by asset category are as follows:

Investments at Fair Value as of December 31, 2009

(in millions)	Level 1	Level 2	Level 3	Totals
Assets:
U.S. and foreign government securities or their agencies	$—	$663	$—	$663
Asset backed securities		55		55
Corporate debt instruments		652		652
Common stocks	484			484
Registered investment companies	139	48		187
Common/collective trusts		2,764		2,764
U.S. and foreign cash and cash equivalents	38	12		50
Other	2	1	12	15

Total investment assets at fair value	$663	$4,195	$12	$4,870

Level 3 holdings are immaterial to total plan assets.

For the descriptions of the three levels of input used to measure fair value, see Note 21. Fair Value Measurements.

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

■     U.S. and Foreign Government Securities: U.S. and Foreign Government securities consist of investments in Treasury Nominal Bonds and Inflation Protected Securities, investment grade municipal securities and unrated or non-investment grade municipal securities. Government securities, which are traded in the over-the-counter market, are valued based on a broker quote and are classified in level 2 of the fair value hierarchy.

■    Asset Backed Securities: Asset backed securities are fixed income securities such as mortgage backed securities and auto loans that are collateralized by pools of underlying assets that are unable to be sold individually. They are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active, over-the-counter market, and are classified in level 2 of the fair value hierarchy.

■    Corporate Debt Instruments: Corporate debt instruments are valued at a price which is based on a compilation of primarily observable market information or a broker quote in the over-the-counter market, and are classified in level 2 of the fair value hierarchy.

■    Common Stocks: Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

■    Registered Investment Companies: Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices and are classified in level 1 of the fair value hierarchy. Registered investment company funds which are designed specifically to meet Altria Group, Inc.’s pension plans investment strategies but are not traded on an active market are valued based on the net asset value (the “NAV”) of the underlying securities determined on the last business day of the period and are classified in level 2 of the fair value hierarchy.

■    Common/Collective Trusts: Common/collective trusts consist of pools of investments used by institutional investors to obtain equity and fixed income market exposures by investing in funds which are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, MSCI EAFE Index, MSCI Emerging Markets Index, and an actively managed long duration fixed income fund. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common collective trusts. The underlying assets are valued based on the NAV as provided by the investment account manager and are classified in level 2 of the fair value hierarchy.

■    U.S. and Foreign Cash & Cash Equivalents: Cash and cash equivalents are valued at cost which approximate fair value, and are classified in level 1 of the fair value hierarchy. Cash collateral for forward contracts on U.S. Treasury notes, which approximates fair value, is classified in level 2 of the fair value hierarchy.

Cash Flows

Altria Group, Inc. presently makes, and plans to make, contributions, to the extent that they are tax deductible and to pay benefits that relate to plans for salaried employees that cannot be funded under IRS regulations. Currently, Altria Group, Inc. anticipates making contributions of approximately $20 million to $50 million in 2010 to its pension plans, based on current tax law. However, these estimates are subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2009, were as follows:

(in millions)
2010	$367
2011	365
2012	372
2013	378
2014	394
2015-2019	2,055

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Service cost	$33	$41	$41
Interest cost	125	130	120
Amortization:
Net loss	36	31	20
Prior service credit	(9)	(9)	(8)
Termination and curtailment	40	23	(2)

Net postretirement health care costs	$225	$216	$171

During 2009 and 2008, termination and curtailment shown in the table above primarily reflects termination benefits and curtailment losses related to Altria Group, Inc.’s restructuring programs, including the restructuring of UST’s operations subsequent to the acquisition. During 2007, Altria Group, Inc. had curtailment gains related to PM USA’s announced closure of its Cabarrus, North Carolina manufacturing facility, which are included in termination and curtailment above. For further information on Altria Group, Inc.’s restructuring programs, see Note 6. Asset Impairment, Exit, Implementation and Integration Costs.

The amounts included in termination and curtailment shown in the table above for the years ended December 31, 2009, 2008 and 2007 were comprised of the following changes:

(in millions)	2009	2008	2007
Accrued postretirement health care costs	$40	$28	$(29)
Other comprehensive earnings/losses:
Net losses			33
Prior service credit		(5)	(6)

	$40	$23	$(2)

For the postretirement benefit plans, the estimated net loss and prior service credit that are expected to be amortized from accumulated other comprehensive losses into net postretirement health care costs during 2010 are $38 million and $(15) million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.’s net postretirement cost for the years ended December 31:

	2009	2008	2007
Discount rate	6.1%	6.2%	6.1%
Health care cost trend rate	8.0	8.0	8.0

Altria Group, Inc.’s postretirement health care plans are not funded. The changes in the accumulated postretirement benefit obligation at December 31, 2009 and 2008, were as follows:

(in millions)	2009	2008
Accrued postretirement health care costs at January 1	$2,335	$2,033
Service cost	33	41
Interest cost	125	130
Benefits paid	(103)	(105)
Terminations and curtailments	40	28
Plan amendments	(76)
Assumption changes	93	117
Actuarial (gains) losses	(68)	161
Acquisitions	85
Divestitures		(70)

Accrued postretirement health care costs at December 31	$2,464	$2,335

The current portion of Altria Group, Inc.’s accrued postretirement health care costs of $138 million and $127 million at December 31, 2009 and 2008, respectively, is included in other accrued liabilities on the consolidated balance sheets.

The following assumptions were used to determine Altria Group, Inc.’s postretirement benefit obligations at December 31:

	2009	2008
Discount rate	5.8%	6.1%
Health care cost trend rate assumed for next year	7.5	8.0
Ultimate trend rate	5.0	5.0
Year that the rate reaches the ultimate trend rate	2015	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2009:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	13.4%	(10.8)%
Effect on postretirement benefit obligation	9.9	(8.1)

Altria Group, Inc.’s estimated future benefit payments for its postretirement health care plans at December 31, 2009, were as follows:

(in millions)
2010	$138
2011	157
2012	163
2013	169
2014	174
2015-2019	876

Postemployment Benefit Plans

Altria Group, Inc. sponsors postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Service cost	$1	$2	$3
Interest cost	1	2	3
Amortization of net loss	11	9	10
Other	178	240	294

Net postemployment costs	$191	$253	$310

“Other” postemployment cost shown in the table above primarily reflects incremental severance costs related to Altria Group, Inc.’s restructuring programs (See Note 6. Asset Impairment, Exit, Implementation and Integration Costs).

For the postemployment benefit plans, the estimated net loss that is expected to be amortized from accumulated other comprehensive losses into net postemployment costs during 2010 is approximately $9 million.

Altria Group, Inc.’s postemployment benefit plans are not funded. The changes in the benefit obligations of the plans at December 31, 2009 and 2008, were as follows:

(in millions)	2009	2008
Accrued postemployment costs at January 1	$475	$439
Service cost	1	2
Interest cost	1	2
Benefits paid	(338)	(168)
Actuarial gains/losses and assumption changes	32	(40)
Other	178	240

Accrued postemployment costs at December 31	$349	$475

The accrued postemployment costs were determined using a weighted average discount rate of 5.3% and 5.2% in 2009 and 2008, respectively, an assumed weighted average ultimate annual turnover rate of 0.5% in 2009 and 2008, assumed compensation cost increases of 4.5% in 2009 and 2008, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 19.

Additional Information:

The amounts shown below are for continuing operations.

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Research and development expense	$177	$232	$269

Advertising expense	$6	$6	$5

Interest and other debt expense, net:
Interest expense	$1,189	$237	$475
Interest income	(4)	(70)	(270)

	$1,185	$167	$205

Interest expense of financial services operations included in cost of sales	$20	$38	$54

Rent expense	$55	$59	$67

Minimum rental commitments and sublease income under non-cancelable operating leases, including amounts associated with closed facilities primarily from the integration of UST (see Note 6. Asset Impairment, Exit, Implementation and Integration Costs), in effect at December 31, 2009, were as follows:

(in millions)	Rental Commitments	Sublease Income
2010	$61	$1
2011	46	1
2012	28	2
2013	20	3
2014	19	3
Thereafter	128	39

	$302	$49

Note 20.

Financial Instruments:

■    Derivative Financial Instruments: Derivative financial instruments are used by Altria Group, Inc., principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. During the years ended December 31, 2009, 2008 and 2007, ineffectiveness related to fair value hedges and cash flow hedges was not material.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2009, 2008 and 2007, as follows:

(in millions)	2009	2008	2007
(Loss) gain as of January 1	$—	$(5)	$13
Derivative losses (gains) transferred to earnings		93	(45)
Change in fair value		(270)	25
Kraft spin-off			2
PMI spin-off		182

Loss as of December 31	$—	$—	$(5)

During 2009, subsidiaries of Altria Group, Inc. had forward foreign exchange contracts in connection with anticipated oak barrel purchases for Ste. Michelle’s wine operations. These contracts, which were not material, expired in 2009 and were designated as effective cash flow hedges. During the second quarter of 2009, UST’s interest rate swap contract, which was designated as an effective cash flow hedge, expired in conjunction with the maturity of UST’s $40 million senior notes. At December 31, 2009 Altria Group, Inc. had no derivative financial instruments remaining.

During the first quarter of 2008, Altria Group, Inc. purchased forward foreign exchange contracts to mitigate its exposure to changes in exchange rates from its euro-denominated debt. While these forward exchange contracts were effective as economic hedges, they did not qualify for hedge accounting treatment and, therefore, $21 million of gains for the year ended December 31, 2008 relating to these contracts were reported in interest and other debt expense, net, in Altria Group, Inc.’s consolidated statement of earnings. These contracts and the related debt matured in the second quarter of 2008.

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

Altria Group, Inc. also designated certain foreign currency denominated debt and forwards as net investment hedges of foreign operations. During the years ended December 31, 2008 and 2007, these hedges of net investments resulted in losses, net of income taxes, of $85 million and $45 million, respectively, and were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments. The accumulated losses recorded as net investment hedges of foreign operations were recognized and recorded in connection with the PMI spin-off. Subsequent to the PMI spin-off, Altria Group, Inc. has had no such net investment hedges remaining.

■    Credit exposure and credit risk: Altria Group, Inc. is exposed to credit loss in the event of nonperformance by counterparties. Altria Group, Inc. does not anticipate nonperformance within its consumer products businesses. However, see Note 9. Finance Assets, net regarding certain PMCC leases.

Note 21.

Fair Value Measurements:

Altria Group, Inc. adopted the provisions of the FASB authoritative guidance related to fair value measurements of financial assets and liabilities effective January 1, 2008 and adopted the provisions applicable to fair value of non-financial assets and liabilities effective January 1, 2009. The guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

■    Derivative Financial Instruments: Altria Group, Inc. assesses the fair value of its derivative financial instruments using internally developed models that use, as their basis, readily observable future amounts, such as cash flows, earnings, and the current market expectations of those future amounts. As discussed in Note 20. Financial Instruments, at December 31, 2009, Altria Group, Inc. had no derivative financial instruments remaining.

■    Pension Assets: The fair value of substantially all of Altria Group, Inc.’s pension assets are based on readily available quoted market prices, as well as other observable inputs which would meet the definition of a Level 1 or Level 2 input. For the fair value disclosure of the pension plan assets, see Note 18. Benefit Plans.

Note 22.

Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST and its subsidiaries, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending or future cases. An unfavorable outcome or settlement of pending tobacco-related or other litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related and other litigation are or can be significant and, in certain cases, range in the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome.

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

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as discussed elsewhere in this Note: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco- related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Altria Group, Inc. and its subsidiaries have achieved substantial success in managing litigation. Nevertheless, litigation is subject to uncertainty and significant challenges remain. It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Altria

Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. Each of the companies has defended, and will continue to defend, vigorously against litigation challenges. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so.

Overview of Altria Group, Inc. and/or PM USA Tobacco-Related Litigation

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

The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, Altria Group, Inc. as of December 31, 2009, December 31, 2008 and December 31, 2007.

Type of Case	Number of Cases Pending as of December 31, 2009	Number of Cases Pending as of December 31, 2008	Number of Cases Pending as of December 31, 2007
Individual Smoking and Health Cases (1)	89	99	105
Smoking and Health Class Actions and Aggregated Claims Litigation (2)	7	9	10
Health Care Cost Recovery Actions	3	3	3
“Lights/Ultra Lights” Class Actions	28	18	17
Tobacco Price Cases	2	2	2

(1) Does not include 2,595 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke (“ETS”). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997. The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages. Also, does not include eight individual smoking and health cases brought against certain retailers that are indemnitees of PM USA. Additionally, does not include approximately 7,713 individual smoking and health cases (3,275 state court cases and 4,438 federal court cases) brought by or on behalf of approximately 9,522 plaintiffs in Florida (5,086 state court plaintiffs and 4,436 federal court plaintiffs) following the decertification of the Engle case discussed below. It is possible that some of these cases are duplicates and additional cases have been filed but not yet recorded on the courts’ dockets.

(2) Includes as one case the 712 civil actions (of which 405 are actions against PM USA) that are proposed to be tried in a single proceeding in West Virginia. Middleton and USSTC were named as defendants in this action but they, along with other non-cigarette manufacturers, have been severed from this case. The West Virginia Supreme Court of Appeals has ruled that the United States Constitution does not preclude a trial in two phases in this case. Issues related to defendants’ conduct, plaintiffs’ entitlement to punitive damages and a punitive damages multiplier, if any, would be determined in the first phase. The second phase would consist of individual trials to determine liability, if any, and compensatory damages. In November 2007, the West Virginia Supreme Court of Appeals denied defendants’ renewed motion for review of the trial plan. In December 2007, defendants filed a petition for writ of certiorari with the United States Supreme Court, which was denied in February 2008. The first phase of the trial is scheduled for February 1, 2010.

■    International Tobacco-Related Cases: As of December 31, 2009, PM USA is a named defendant in Israel in a “Lights” class action, a health care cost recovery action, and an individual smoking and health action. PM USA is a named defendant in three health care cost recovery actions in Canada, two of which also name Altria Group, Inc. as a defendant. PM USA and Altria Group, Inc. are also named defendants in four smoking and health class actions filed in various Canadian provinces.

■    Pending and Upcoming Trials: As of December 31, 2009, 54 Engle progeny cases against PM USA are set for trial in 2010. Cases against other tobacco companies are also scheduled for trial in 2010. Trial dates are subject to change.

■    Trial Results: Since January 1999, verdicts have been returned in 52 smoking and health, “Lights/Ultra Lights” and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 31 of the 52 cases. These 31 cases were tried in California (5), Florida (11), Mississippi (1), Missouri (2), New Hampshire (1), New Jersey (1), New York (3), Ohio

(2), Pennsylvania (1), Rhode Island (1), Tennessee (2), and West Virginia (1). A motion for a new trial was granted in one of the cases in Florida.

Of the 21 cases in which verdicts were returned in favor of plaintiffs, ten have reached final resolution and one case (Williams — see below) has reached partial resolution. A verdict against defendants in one health care cost recovery case has been reversed and all claims were dismissed with prejudice. In addition, a verdict against defendants in a purported “Lights” class action in Illinois (Price) was reversed and the case was dismissed with prejudice in December 2006. In December 2008, the plaintiff in Price filed a motion with the state trial court to vacate the judgment dismissing this case in light of the United States Supreme Court’s decision in Good (see below for a discussion of developments in Good and Price). After exhausting all appeals, PM USA has paid judgments in these cases totaling $106.1 million and interest totaling $63.8 million.

The chart below lists the verdicts and post-trial developments in the cases that were pending during 2009 that have gone to trial since January 1999 in which verdicts were returned in favor of plaintiffs.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
November 2009	Florida/Naugle	Engle progeny	On November 19, 2009, a Broward County jury in the Naugle trial returned a verdict in favor of the plaintiff and against PM USA. The jury awarded approximately $56.6 million in compensatory damages and $244 million in punitive damages. The jury allocated 90% of the fault to PM USA.	On November 23 and November 30, 2009, PM USA filed motions for a new trial and to set aside the verdicts as well as a motion for remittitur of the compensatory damages and punitive damages awards. On December 18, 2009, the trial court denied all post-trial motions except for the motion for remittitur, which the court has not addressed.

August 2009	Florida/Campbell	Engle progeny	In August 2009, the jury in the Campbell trial (conducted in Escambia County) returned a verdict in favor of the plaintiff and against R.J. Reynolds, PM USA and Liggett Group. The jury awarded $7.8 million in compensatory damages. There was no punitive damages award. In September 2009, the trial court entered final judgment and awarded the plaintiff $156,000 in damages against PM USA due to the jury allocating only 2% of the fault to PM USA.	In August 2009, defendants filed a joint motion to set aside the verdict, to enter judgment in accordance with defendants’ motion for directed verdict, or, in the alternative, to order a new trial or for remittitur of the jury’s actual damages award. On December 23, 2009, the trial court denied this post-verdict motion. On January 8, 2010, defendants filed their notice of appeal, and on January 12, 2010, PM USA posted a $156,000 appeal bond.

August 2009	Florida/Barbanell	Engle progeny	In August 2009, a Broward County jury in the Barbanell trial returned a verdict in favor of the plaintiff, awarding $5.3 million in compensatory damages. The judge had previously dismissed the punitive damages claim. In September 2009, the trial court entered final judgment and awarded plaintiff $1.95 million in actual damages. The judgment reduced the jury’s $5.3 million award of compensatory damages due to the jury allocating 36.5% of the fault to PM USA.	A notice of appeal was filed in September 2009, and PM USA posted a $1.95 million appeal bond.

February 2009	Florida/Hess	Engle progeny	In February 2009, a Broward County jury in the Hess trial found in favor of plaintiffs and against PM USA. The jury awarded $3 million in compensatory damages and $5 million in punitive damages. In June 2009, the trial court entered final judgment and awarded plaintiffs $1,260,000 in actual damages and $5 million in punitive damages. The judgment reduced the jury’s $3 million award of compensatory damages due to the jury allocating 42% of the fault to PM USA.	PM USA noticed an appeal to the Fourth District Court of Appeal in July 2009 and posted a $7.3 million appeal bond.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 2007	California/ Whiteley	Individual Smoking and Health	Approximately $2.5 million in compensatory damages against PM USA and the other defendant in the case, as well as $250,000 in punitive damages against the other defendant in the case.	In October 2007, in a limited retrial on the issue of punitive damages, the jury found that plaintiffs are not entitled to punitive damages against PM USA. In November 2007, the trial court entered final judgment and PM USA filed a motion for a new trial and for judgment notwithstanding the verdict. The trial court rejected these motions in January 2008. In March 2008, PM USA noticed an appeal to the California Court of Appeal, First Appellate District and, in May 2008, posted a $2.2 million appeal bond. The court affirmed the judgment in October 2009. On November 23, 2009, PM USA and the other defendant in the case filed a petition for review with the California Supreme Court. On January 13, 2010, the California Supreme Court denied defendants’ petition for review. PM USA will record a provision for compensatory damages of $1.26 million plus cost and interest in the first quarter of 2010, and will pay its share of the judgment, concluding this litigation.

August 2006	District of Columbia/United States of America	Health Care Cost Recovery	Finding that defendants, including Altria Group, Inc. and PM USA, violated the civil provisions of RICO. No monetary damages were assessed, but the court made specific findings and issued injunctions. See Federal Government’s Lawsuit below.	See Federal Government’s Lawsuit below.

March 2005	New York/ Rose (now known as Adamo)	Individual Smoking and Health	$3.42 million in compensatory damages against two defendants, including PM USA, and $17.1 million in punitive damages against PM USA.	In April 2008, an intermediate New York appellate court reversed the verdict and vacated the compensatory and punitive damages awards against PM USA. In December 2008, the New York Court of Appeals affirmed the appellate court decision. In January 2009, plaintiffs filed a petition with the New York Court of Appeals requesting that the court either vacate its earlier decision and reinstate the jury verdict or remand the case to the trial court for a new trial. The New York Court of Appeals denied plaintiffs’ motion in March 2009. Plaintiffs filed a petition for a writ of certiorari with the United States Supreme Court, which was denied in October 2009, concluding this litigation.

May 2004	Louisiana/Scott	Smoking and Health Class Action	Approximately $590 million against all defendants, including PM USA, jointly and severally, to fund a 10-year smoking cessation program.	See Scott Class Action below.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
October 2002	California/Bullock	Individual Smoking and Health	$850,000 in compensatory damages and $28 billion in punitive damages against PM USA.	In December 2002, the trial court reduced the punitive damages award to $28 million. In April 2006, the California Court of Appeal affirmed the $28 million punitive damages award. In January 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. In April 2008, the California Supreme Court denied PM USA’s petition for review. In August 2009, the jury returned a verdict awarding plaintiff $13.8 million in punitive damages. See discussion (1) below.

June 2002	Florida/ Lukacs	Engle progeny	$37.5 million in compensatory damages against all defendants, including PM USA.	In March 2003, the trial court reduced the damages award to $24.8 million. PM USA’s share of the damages award is approximately $6 million. In January 2007, defendants petitioned the trial court to set aside the jury’s verdict and dismiss plaintiffs’ punitive damages claim. In August 2008, the trial court granted plaintiffs’ motion for entry of judgment and ordered compensatory damages of $24.8 million plus interest from the date of the verdict. In August 2008, PM USA filed a motion for reconsideration, which was denied. Final judgment was entered in November 2008, awarding plaintiffs actual damages of $24.8 million, plus interest from the date of the verdict. Defendants filed a notice of appeal in December 2008 and collectively posted an appeal bond of $30.3 million. Argument is scheduled to be held in March 2010.

March 2002	Oregon/ Schwarz	Individual Smoking and Health	$168,500 in compensatory damages and $150 million in punitive damages against PM USA.	In May 2002, the trial court reduced the punitive damages award to $100 million. In May 2006, the Oregon Court of Appeals affirmed the compensatory damages verdict, reversed the award of punitive damages and remanded the case to the trial court for a second trial to determine the amount of punitive damages, if any. In June 2006, plaintiff petitioned the Oregon Supreme Court to review the portion of the Court of Appeals’ decision reversing and remanding the case for a new trial on punitive damages. The Oregon Supreme Court held this petition in abeyance until the United States Supreme Court decided the Williams case described in (2) below. In May 2009, the Oregon Supreme Court issued an order granting plaintiff’s petition for review. Argument was heard on November 2, 2009.

Date	Location of Court/ Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
July 2000	Florida/Engle	Smoking and Health Class Action	$145 billion in punitive damages against all defendants, including $74 billion against PM USA.	See Engle Class Action below.

March 1999	Oregon/Williams	Individual Smoking and Health	$800,000 in compensatory damages (capped statutorily at $500,000), $21,500 in medical expenses and $79.5 million in punitive damages against PM USA.	See discussion (2) below.

(1) Bullock: In August 2006, the California Supreme Court denied plaintiffs’ petition to overturn the trial court’s reduction of the punitive damages award and granted PM USA’s petition for review challenging the punitive damages award. The court granted review of the case on a “grant and hold” basis under which further action by the court was deferred pending the United States Supreme Court’s 2007 decision on punitive damages in the Williams case described below. In February 2007, the United States Supreme Court vacated the punitive damages judgment in Williams and remanded the case to the Oregon Supreme Court for proceedings consistent with its decision. In May 2007, the California Supreme Court transferred the case to the Second District of the California Court of Appeal with directions that the court vacate its 2006 decision and reconsider the case in light of the United States Supreme Court’s decision in Williams. In January 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. In March 2008, plaintiffs and PM USA appealed to the California Supreme Court. In April 2008, the California Supreme Court denied both petitions for review. In July 2008, $43.3 million of escrow funds were returned to PM USA. The case was remanded to the superior court for a new trial on the amount of punitive damages, if any. In August 2009, the jury returned a verdict, and on December 1, 2009, the superior court entered a judgment, awarding plaintiff $13.8 million in punitive damages, plus costs. On December 17, 2009, PM USA filed a motion for judgment notwithstanding the verdict that seeks a reduction of the punitive damages award. On December 28, 2009, plaintiffs filed a motion for a new trial. PM USA has recorded a provision of approximately $1.6 million for compensatory damages, costs and interest.

(2) Williams: The trial court reduced the punitive damages award to $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. Following the Oregon Supreme Court’s refusal to hear PM USA’s appeal, PM USA recorded a provision of $32 million and petitioned the United States Supreme Court for further review (PM USA later recorded additional provisions of approximately $29 million related primarily to accrued interest). In October 2003, the United States Supreme Court set aside the Oregon appellate court’s ruling and directed the Oregon court to reconsider the case in light of the 2003 State Farm decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In February 2006, the Oregon Supreme Court affirmed the Court of Appeals’ decision. The United States Supreme Court granted PM USA’s petition for writ of certiorari in May 2006. In February 2007, the United States Supreme Court vacated the $79.5 million punitive damages award, holding that the United States Constitution prohibits basing punitive damages awards on harm to non-parties. The Court also found that states must assure that appropriate procedures are in place so that juries are provided with proper legal guidance as to the constitutional limitations on awards of punitive damages. Accordingly, the Court remanded the case to the Oregon Supreme Court for further proceedings consistent with this decision. In January 2008, the Oregon Supreme Court affirmed the Oregon Court of Appeals’ June 2004 decision, which in turn, upheld the jury’s compensatory damages award and reinstated the jury’s award of $79.5 million in punitive damages. In March 2008, PM USA filed a petition for writ of certiorari with the United States Supreme Court, which was granted in June 2008. In March 2009, the United States Supreme Court dismissed the writ of certiorari as being improvidently granted. Subsequent to the United States Supreme Court’s dismissal, PM USA paid $61.1 million to the plaintiffs, representing the compensatory damages award, forty percent of the punitive damages award and accrued interest. Oregon state law requires that sixty percent of any punitive damages award be paid to the state. However, PM USA believes that, as a result of the Master Settlement Agreement (“MSA”), it is not liable for the sixty percent that would be paid to the state. Oregon and PM USA are parties to a proceeding in Oregon state court that seeks a determination of PM USA’s liability for that sixty percent. If PM USA prevails, its obligation to pay punitive damages will be limited to the forty percent previously paid to the plaintiff. The court has consolidated that MSA proceeding with Williams, where plaintiff seeks to challenge the constitutionality of the Oregon statute apportioning the punitive damages award and claims that any punitive damages award released by the state reverts to plaintiff.

■    Security for Judgments: To obtain stays of judgments pending current appeals, as of December 31, 2009, PM USA has posted various forms of security totaling approximately $97 million, the majority of which has been collateralized with cash deposits that are included in other assets on the consolidated balance sheets.

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

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, and that members of the decertified class could file individual actions against defendants within one year of issuance of the mandate. The court further declared the following Phase I findings are entitled to res judicata effect in such individual actions brought within one year of the issuance of the mandate: (i) that smoking causes various diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants’ cigarettes were defective and unreasonably dangerous; (iv) that defendants concealed or omitted material information not otherwise known or available knowing that the material was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that defendants agreed to misrepresent information regarding the health effects or addictive nature of cigarettes with the intention of causing the public to rely on this information to their detriment; (vi) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vii) that all defendants sold or supplied cigarettes that were defective; and (viii) that defendants were negligent. The court also reinstated compensatory damages awards totaling approximately $6.9 million to two individual plaintiffs and found that a third plaintiff’s claim was barred by the statute of limitations. In February 2008, PM USA paid a total of $2,964,685, which represents its share of compensatory damages and interest to the two individual plaintiffs identified in the Florida Supreme Court’s order.

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

The deadline for filing Engle progeny cases, as required by the Florida Supreme Court’s decision, expired in January 2008. As of December 31, 2009, approximately 7,713 cases (3,275 state court cases and 4,438 federal court cases) were pending against PM USA or Altria Group, Inc. asserting individual claims by or on behalf of approximately 9,522 plaintiffs (5,086 state court plaintiffs and 4,436 federal court plaintiffs). It is possible that some of these cases are duplicates. Some of these cases have been removed from various Florida state courts to the federal district courts in Florida, while others were filed in federal court. In July 2007, PM USA and other defendants requested that the multi-district litigation panel order the transfer of all such cases pending in the federal courts, as well as any other Engle progeny cases that may be filed, to the Middle District of Florida for pretrial coordination. The panel denied this request in December 2007. In October 2007, attorneys for plaintiffs filed a motion to consolidate all pending and future cases filed in the state trial court in Hillsborough County. The court denied this motion in November 2007. In February 2008, the trial court decertified the class except for purposes of the May 2001 bond stipulation, and formally vacated the punitive damages award pursuant to the Florida Supreme Court’s mandate. In April 2008, the trial court ruled that certain defendants, including PM USA, lacked standing with respect to allocation of the funds escrowed under the May 2001 bond stipulation and will receive no credit at this time from the $500 million paid by PM USA against any future punitive damages awards in cases brought by former Engle class members.

In May 2008, the trial court, among other things, decertified the limited class maintained for purposes of the May 2001 bond stipulation and, in July 2008, severed the remaining plaintiffs’ claims except for those of Howard Engle. The only remaining plaintiff in the Engle case, Howard Engle, voluntarily dismissed his claims with prejudice. In July 2008, attorneys for a putative former Engle class member petitioned the Florida Supreme Court to permit members of the Engle class additional time to file individual lawsuits. The Florida Supreme Court denied this petition in January 2009.

Three federal district courts (in the Merlob, Brown and Burr cases) have ruled that the findings in the first phase of the Engle proceedings cannot be used to satisfy elements of plaintiffs’ claims, and two of those rulings (Brown and Burr) have been certified by the trial court for interlocutory review. The certification in both cases has been granted by the United States Court of Appeals for the Eleventh Circuit and the appeals have been consolidated. Argument was held on January 26, 2010. In February 2009, the appeal in Burr was dismissed for lack of prosecution. Engle progeny cases pending in the federal district courts in the Middle District of Florida asserting individual claims by or on behalf of approximately 4,436 plaintiffs have been stayed pending interlocutory review by the Eleventh Circuit. State trial court judges have issued contrary rulings that allowed plaintiffs to use the Engle findings to establish elements of their claims and required certain defenses to be stricken.

In June 2009, Florida amended its existing bond cap statute by adding a $200 million bond cap that applies to all Engle progeny lawsuits in the aggregate and establishes individual bond caps for individual Engle progeny cases in amounts that vary depending on the number of judgments in effect at a given time. The legislation, which became effective in June 2009, applies to judgments entered after the effective date and remains in effect until December 31, 2012.

As of December 31, 2009, six Engle progeny cases involving PM USA have resulted in verdicts since the Florida Supreme Court Engle decision. Four verdicts (see Hess, Barbanell, Campbell and Naugle descriptions in the table above) were returned in favor of plaintiffs and two verdicts were returned in favor of PM USA (Gelep and Kalyvas). The plaintiff in Gelep initially appealed the defense verdict, but in September 2009 voluntarily dismissed her appeal. Engle progeny trial results are included in the totals provided in Trial Results above.

On January 12, 2010, the plaintiff in the J. Cohen case voluntarily dismissed the case with prejudice during trial after accepting PM USA’s offer of judgment in the amount of $1,000.

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

In June 2004, the court entered judgment, which awarded plaintiffs the approximately $590 million jury award plus prejudgment interest accruing from the date the suit commenced. PM USA’s share of the jury award and prejudgment interest has not been allocated. Defendants, including PM USA, appealed. Pursuant to a stipulation of the parties, the trial court entered an order setting the amount of the bond at $50 million for all defendants in accordance with an article of the Louisiana Code of Civil Procedure, and a Louisiana statute (the “bond cap law”), fixing the amount of security in civil cases involving a signatory to the MSA. Under the terms of the stipulation, plaintiffs reserve the right to contest, at a later date, the sufficiency or amount of the bond on any grounds including the applicability or constitutionality of the bond cap law. In September 2004, defendants collectively posted a bond in the amount of $50 million.

In February 2007, the Louisiana Court of Appeal issued a ruling on defendants’ appeal that, among other things: affirmed class certification but limited the scope of the class; struck certain of the categories of damages included in the judgment, reducing the amount of the award by approximately $312 million; vacated the award of prejudgment interest, which totaled approximately $444 million as of February 15, 2007; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking before, and whose claims accrued by, September 1, 1988. As a result, the Louisiana Court of Appeal remanded the case for proceedings consistent with its opinion, including further reduction of the amount of the award based on the size of the new class. In March 2007, the Louisiana Court of Appeal rejected defendants’ motion for rehearing and clarification. In January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ petitions for writ of certiorari. Following the Louisiana Supreme Court’s denial of defendants’ petition for writ of certiorari, PM USA recorded a provision of $26 million in connection with the case and has recorded additional provisions of approximately $4.9 million related to accrued interest. In

March 2008, plaintiffs filed a motion to execute the approximately $279 million judgment plus post-judgment interest or, in the alternative, for an order to the parties to submit revised damages figures. Defendants filed a motion to have judgment entered in favor of defendants based on accrual of all class member claims after September 1, 1988 or, in the alternative, for the entry of a case management order. In April 2008, the Louisiana Supreme Court denied defendants’ motion to stay proceedings and the defendants filed a petition for writ of certiorari with the United States Supreme Court. In June 2008, the United States Supreme Court denied the defendant’s petition. Plaintiffs filed a motion to enter judgment in the amount of approximately $280 million (subsequently changed to approximately $264 million) and defendants filed a motion to enter judgment in their favor dismissing the case entirely or, alternatively, to enter a case management order for a new trial. In July 2008, the trial court entered an Amended Judgment and Reasons for Judgment denying both motions, but ordering defendants to deposit into the registry of the court the sum of $263,532,762 plus post-judgment interest (which is approximately $106 million as of December 31, 2009) while stating, however, that the judgment award “may be satisfied with something less than a full cash payment now” and that the court would “favorably consider” returning unused funds annually to defendants if monies allocated for that year were not fully expended.

In September 2008, defendants filed an application for writ of mandamus or supervisory writ to secure the right to appeal with the Louisiana Circuit Court of Appeals. The appellate court, in November 2008, granted the defendants’ writ and directed the trial court to enter an order permitting the appeal and to set the appeal bond in accordance with Louisiana law. In December 2008, plaintiffs’ supervisory writ petition to the Louisiana Supreme Court was denied and the trial court entered an order permitting the appeal and approving a $50 million bond for all defendants in accordance with the Louisiana bond cap law discussed above. In April 2009, plaintiffs filed a cross-appeal seeking to reinstate the June 2004 judgment and to award the medical monitoring rejected by the jury. Argument before the Louisiana Court of Appeal, Fourth Circuit, was held in September 2009.

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

In July 2008, the New York Supreme Court, Appellate Division, First Department in Fabiano, an individual personal injury case, held that plaintiffs’ punitive damages claim was barred by the MSA (as defined below) based on principles of res judicata because the New York Attorney General had already litigated the punitive damages claim on behalf of all New York residents. In August 2008, plaintiffs filed a motion for permission to appeal to the Court of Appeals. The motion was denied in November 2008.

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

Two purported class actions pending against PM USA have been brought in New York (Caronia, filed in January 2006 in the United States District Court for the Eastern District of New York) and Massachusetts (Donovan, filed in December 2006 in the United States District Court for the District of Massachusetts) on behalf of each state’s respective residents who: are age 50 or older; have smoked the Marlboro brand for 20 pack-years or more; and have neither been diagnosed with lung cancer nor are under investigation by a physician for suspected lung cancer. Plaintiffs in these cases seek to impose liability under various product-based causes of action and the creation of a court-supervised program providing members of the purported class Low Dose CT Scanning in order to identify and diagnose lung cancer. Neither claim seeks punitive damages. Plaintiffs’ motion for class certification and defendant’s motion for summary judgment are pending in Caronia. Defendants’ motions for summary judgment and judgment on the pleadings and plaintiffs’ motion for class certification are pending in Donovan. In Donovan, the Supreme Judicial Court of Massachusetts heard arguments in June 2009 on the questions certified to it by the district court regarding medical monitoring and statute of limitations issues. In October 2009, the Supreme Judicial Court of Massachusetts, in answering the questions certified to it, held that under certain circumstances state law recognizes a claim by individual smokers for medical monitoring despite the absence of an actual injury. The court also ruled that whether or not the case is barred by the applicable statute of limitations is a factual issue to be determined by the trial court. The case has been remanded to federal court for further proceedings.

In November 2008, a purported class action naming PM USA, Altria Group, Inc. and the other major cigarette manufacturers as defendants was filed in the United States District Court for the Northern District of Georgia on behalf of a purported class of cigarette smokers who seek medical monitoring (Peoples). Plaintiffs alleged that the tobacco companies conspired to convince the National Cancer Institute (“NCI”) to not recommend spiral CT scans to screen for lung cancer and plaintiffs assert claims based on defendants’ purported violations of RICO. The complaint identified the purported class as all residents of the State of Georgia who, by virtue of their age and history of smoking cigarettes, are at increased risk for developing lung cancer; are 50 years of age or older; have cigarette smoking histories of 20 pack-years or more; and are covered by an insurance company, Medicare, Medicaid or a third party medical payor. Plaintiffs sought relief in the form of the creation of a fund for medical monitoring and punitive damages. In September 2009, the district judge entered judgment against plaintiffs and dismissed the case, concluding that plaintiffs failed to allege sufficient facts to state a claim for relief under RICO. The time for plaintiffs to file an appeal in Peoples has expired and the case has concluded. A similar purported class action (Jackson) was filed in the United States District Court for the Northern District of Georgia in May 2009. Altria Group, Inc. and PM USA are named as defendants. Motions to dismiss are pending.

In July 2009, PM USA and Altria Group, Inc. were named as defendants, along with other cigarette manufacturers, in four actions filed in various Canadian provinces. In the Province of Saskatchewan, plaintiffs seek class certification on behalf of individuals who suffer or have suffered from various diseases including chronic obstructive pulmonary disease, emphysema, heart disease or cancer. In each of the other actions, plaintiffs seek certification of a class of all individuals who smoked defendants’ cigarettes. See “Guarantees” for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

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

In March 1999, in the first health care cost recovery case to go to trial, an Ohio jury returned a verdict in favor of defendants on all counts. In addition, a $17.8 million verdict against defendants (including $6.8 million against PM USA) was reversed in a health care cost recovery case in New York, and all claims were dismissed with prejudice in February 2005 (Blue Cross/Blue Shield). In June 2009, the trial court denied two of defendants’ motions for summary judgment in a health care cost recovery case brought by the City of St. Louis, Missouri and approximately 40 Missouri hospitals, in which PM USA, USSTC and Altria Group, Inc. are defendants. Defendants’ other summary judgment motions, as well as plantiffs’ motion for summary judgment claiming collateral estoppel from the findings in the case brought by the Department of Justice (see Federal Government’s Lawsuit described below), are still pending. Trial is currently scheduled to begin no earlier than January 2011.

Individuals and associations have also sued in purported class actions or as private attorneys general under the Medicare as Secondary Payer (“MSP”) provisions of the Social Security Act to recover from defendants Medicare expenditures allegedly incurred for the treatment of smoking-related diseases. Cases brought in New York (Mason), Florida

(Glover) and Massachusetts (United Seniors Association) have been dismissed by federal courts. In April 2008, an action, National Committee to Preserve Social Security and Medicare, et al. v. Philip Morris USA, et al. (“National Committee I”), was brought under the MSP statute in the Circuit Court of the Eleventh Judicial Circuit of and for Miami County, Florida, but was dismissed voluntarily in May 2008. The action purported to be brought on behalf of Medicare to recover an unspecified amount of damages equal to double the amount paid by Medicare for smoking-related health care services provided from April 19, 2002 to the present.

In May 2008, an action, National Committee to Preserve Social Security, et al. v. Philip Morris USA, et al., was brought under the MSP statute in United States District Court for the Eastern District of New York. This action was brought by the same plaintiffs as National Committee I and similarly purports to be brought on behalf of Medicare to recover an unspecified amount of damages equal to double the amount paid by Medicare for smoking-related health care services provided from May 21, 2002 to the present. In July 2008, defendants filed a motion to dismiss plaintiffs’ claims and plaintiffs filed a motion for partial summary judgment. In March 2009, the court granted defendants’ motion to dismiss. Plaintiffs noticed an appeal in May 2009 after the district court denied their motion for reconsideration.

In addition to the cases brought in the United States, health care cost recovery actions have also been brought against tobacco industry participants, including PM USA, in Israel (1), the Marshall Islands (1 dismissed), and Canada (3) and other entities have stated that they are considering filing such actions. In September 2005, in the first of the three health care recovery cases filed in Canada, the Canadian Supreme Court ruled that legislation passed in British Columbia permitting the lawsuit is constitutional, and, as a result, the case, which had previously been dismissed by the trial court, was permitted to proceed. PM USA’s and other defendants’ challenge to the British Columbia court’s exercise of jurisdiction was rejected by the Court of Appeals of British Columbia and, in April 2007, the Supreme Court of Canada denied review of that decision. During 2008, the Province of New Brunswick, Canada, proclaimed into law previously adopted legislation allowing reimbursement claims to be brought against cigarette manufacturers, and it filed suit shortly thereafter. In September 2009, the Province of Ontario, Canada, filed suit against a number of cigarette manufacturers based on previously adopted legislation nearly identical in substance to the New Brunswick health care cost recovery legislation. PM USA is named as a defendant in the British Columbia case, while Altria Group, Inc. and PM USA are named as defendants in the New Brunswick and Ontario cases. Several other provinces in Canada have enacted similar legislation or are in the process of enacting similar legislation. See “Guarantees” for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■    Settlements of Health Care Cost Recovery Litigation: In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). The State Settlement Agreements require that the original participating manufacturers make substantial annual payments of approximately $9.4 billion each year (excluding future annual payments, if any, under the National Tobacco Grower Settlement Trust discussed below), subject to adjustments for several factors, including inflation, market share and industry volume. In addition, the original participating manufacturers are required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million. For the years ended December 31, 2009 and December 31, 2008, the aggregate amount recorded in cost of sales with respect to the State Settlement Agreements and the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”) was approximately $5.0 billion and $5.5 billion, respectively.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

■     Possible Adjustments in MSA Payments for 2003 to 2008: Pursuant to the provisions of the MSA, domestic tobacco product manufacturers, including PM USA, who are original signatories to the MSA (the “Original Participating Manufacturers” or “OPMs”) are participating in proceedings that may result in downward adjustments to the amounts paid by the OPMs and the other MSA-participating manufacturers to the states and territories that are parties to the MSA for each of the years 2003 to 2008. The proceedings relate to an MSA payment adjustment (the “NPM Adjustment”) based on the collective loss of market share for the relevant year by all participating manufacturers who are subject to the payment obligations and marketing restrictions of the MSA to non-participating manufacturers (“NPMs”) who are not subject to such obligations and restrictions.

As part of these proceedings, an independent economic consulting firm jointly selected by the MSA parties or otherwise selected pursuant to the MSA’s provisions is required to determine whether the disadvantages of the MSA were a “significant factor” contributing to the collective loss of market share for the year in question. If the firm determines that the disadvantages of the MSA were such a “significant factor,” each state may avoid a downward adjustment to its share of the participating manufacturers’ annual payments for that year by establishing that it diligently enforced a qualifying escrow statute during the entirety of that year. Any potential downward adjustment would then be reallocated to any states that do not establish such diligent enforcement. PM USA believes that the MSA’s arbitration clause requires a state to submit its claim to have diligently enforced a qualifying escrow statute to binding arbitration before a panel of three former federal judges in the manner provided for in the MSA.

A number of states have taken the position that this claim should be decided in state court on a state-by-state basis.

In March 2006, an independent economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2003. In February 2007, this same firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2004. In February 2008, the same economic consulting firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2005. A different economic consulting firm was selected to make the “significant factor” determination regarding the participating manufacturers’ collective loss of market share for the year 2006. In March 2009, this firm determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the year 2006. Following the firm’s determination for 2006, the OPMs and the states agreed that the states will not contest that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers’ collective loss of market share for the years 2007 and 2008 (and 2009, if the participating manufacturers collectively sustain a sufficient loss of market share for that year as well). Accordingly, the OPMs and the states have agreed that no “significant factor” determination by the firm will be necessary with respect to the participating manufacturers’ collective loss of market share for the years 2007, 2008 and 2009.

Following the economic consulting firm’s determination with respect to 2003, thirty-eight states filed declaratory judgment actions in state courts seeking a declaration that the state diligently enforced its escrow statute during 2003. The OPMs and other MSA-participating manufacturers have responded to these actions by filing motions to compel arbitration in accordance with the terms of the MSA, including filing motions to compel arbitration in eleven MSA states and territories that have not filed declaratory judgment actions. Courts in all but one of the forty-six MSA states and the District of Columbia and Puerto Rico have ruled that the question of whether a state diligently enforced its escrow statute during 2003 is subject to arbitration. One state court has ruled that the diligent enforcement claims of that state may be litigated in state court, rather than in arbitration. Several of these rulings may be subject to further review. PM USA, the other OPMs and approximately twenty-five other MSA-participating manufacturers have entered into an agreement regarding arbitration with over forty MSA states concerning the 2003 NPM Adjustment, including the states’ claims of diligent enforcement for 2003. The selection of the arbitration panel for the 2003 NPM Adjustment is currently underway. The agreement further provides for a partial liability reduction for the 2003 NPM Adjustment for states that entered into the agreement by January 30, 2009 and are determined in the arbitration not to have diligently enforced a qualifying escrow statute during 2003. Based on the number of states that entered into the agreement by January 30, 2009 (forty-five), the partial liability reduction for those states is 20%. The partial liability reduction would reduce the amount of PM USA’s 2003 NPM Adjustment by up to a corresponding percentage. Proceedings to determine state diligent enforcement claims for the years 2004 through 2008 have not yet been scheduled.

The availability and the precise amount of any NPM Adjustment for 2003, 2004, 2005, 2006, 2007 and 2008 will not be finally determined until late 2010 or thereafter. There is no certainty that the OPMs and other MSA-participating manufacturers will ultimately receive any adjustment as a result of these proceedings. If the OPMs do receive such an adjustment through these proceedings, the adjustment would be allocated among the OPMs pursuant to the MSA’s provisions, and PM USA’s share would likely be applied as a credit against one or several future MSA payments.

■     National Grower Settlement Trust: As part of the MSA, the settling defendants committed to work cooperatively with the tobacco-growing states to address concerns about the potential adverse economic impact of the MSA on tobacco growers and quota holders. To that end, in 1999, four of the major domestic tobacco product manufacturers, including PM USA, established the National Tobacco Grower Settlement Trust (“NTGST”), a trust fund to provide aid to tobacco growers and quota holders. The trust was to be funded by these four manufacturers over 12 years with payments, subject to application of various adjustments, scheduled to total $5.15 billion. Provisions of the NTGST allowed for offsets to the extent that industry-funded payments were made for the benefit of growers or quota holders as part of a legislated end to the federal tobacco quota and price support program.

In October 2004, FETRA was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out, which is estimated at approximately $9.5 billion, is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments offset already scheduled payments to the NTGST. In addition to the approximately $9.5 billion cost of the buy-out, FETRA also obligated manufacturers and importers of tobacco products to cover any losses (up to $500 million) that the government incurred on the disposition of tobacco pool stock accumulated under the previous tobacco price support program. PM USA, Middleton and USSTC are subject to the requirements of FETRA. Altria Group, Inc. does not currently anticipate that the quota buy-out will have a material adverse impact on its consolidated results in 2009 and beyond.

Two of the grower states, Maryland and Pennsylvania, filed claims in the North Carolina state courts, asserting that the companies which established the NTGST (including PM USA) must continue making payments under the NTGST through 2010 for the benefit of Maryland and Pennsylvania growers (such continuing payments would represent slightly more than one percent of the originally scheduled payments that would have been due to the NTGST for the years 2005 through 2010) notwithstanding the offsets resulting from the FETRA payments. The North Carolina trial court held in favor of Maryland and Pennsylvania, and the companies (including PM USA) appealed. The North Carolina Court of Appeals, in December 2008, reversed the trial court ruling and entered summary judgment in favor of the companies. In January 2009, Maryland and Pennsylvania filed a notice of appeal to the North Carolina Supreme Court. On November 6, 2009, the North Carolina Supreme Court upheld the decision of the North Carolina Court of Appeals, ruling in favor of PM USA and the other companies.

■    Other MSA-Related Litigation: PM USA was named as a defendant in an action brought in October 2008 in federal court in Kentucky by an MSA participating manufacturer that is not an OPM. Other defendants include various other participating manufacturers and the Attorneys General of all 52 states and territories that are parties to the MSA. The plaintiff alleged that certain of the MSA’s payment provisions discriminate against it in favor of certain other participating manufacturers in violation of the federal antitrust laws and the United States Constitution. The plaintiff also sought injunctive relief, alteration of certain MSA payment provisions as applied to it, treble damages under the federal antitrust laws, and/or rescission of its joinder in the MSA. The plaintiff also filed a motion for a preliminary injunction enjoining the states from enforcing the allegedly discriminatory payment provisions against it during the pendency of the action. In January 2009, the district court dismissed the complaint and denied plaintiff’s request for preliminary injunctive relief. On January 5, 2010, the court entered final judgment dismissing the case. On January 13, 2010, plaintiff filed a notice of appeal to the United States Court of Appeals for the Sixth Circuit.

In December 2008, PM USA was named as a defendant in an action seeking declaratory relief under the MSA. The action was filed in California state court by the same MSA participating manufacturer that filed the Kentucky action discussed in the preceding paragraph. Other defendants included the State of California and various other participating manufacturers. The plaintiff sought a declaratory judgment that its proposed amended adherence agreement with California and other states that are parties to the MSA was consistent with provisions in the MSA, and that the MSA’s limited most favored nations provision does not apply to the proposed agreement. Plaintiff sought no damages in this action. In July 2009, the court granted defendants’ motion for summary judgment and subsequently entered final judgment in favor of defendants on all claims asserted by plaintiff. Plaintiff then filed an appeal. The State of California informed the plaintiff and the appeals court on November 17, 2009 that it no longer intends to enter into the amended adherence agreement with the plaintiff. As a result, on December 23, 2009, the participating manufacturer defendants, including PM USA, filed a motion to dismiss the appeal as moot. On January 14, 2010, plaintiff voluntarily dismissed the appeal, concluding the litigation.

Without naming PM USA or any other private party as a defendant, NPMs and/or their distributors or customers have filed several legal challenges to the MSA and related legis -

lation. New York state officials are defendants in a lawsuit pending in the United States District Court for the Southern District of New York in which cigarette importers allege that the MSA and/or related legislation violates federal antitrust laws and the Commerce Clause of the United States Constitution. In a separate proceeding pending in the same court, plaintiffs assert the same theories against not only New York officials but also the Attorneys General for thirty other states. The United States Court of Appeals for the Second Circuit has held that the allegations in both actions, if proven, establish a basis for relief on antitrust and Commerce Clause grounds and that the trial courts in New York have personal jurisdiction sufficient to enjoin other states’ officials from enforcing their MSA-related legislation. On remand in those two actions, one trial court has granted summary judgment for the New York officials and lifted a preliminary injunction against New York officials’ enforcement against plaintiffs of the state’s “allocable share” amendment to the MSA’s Model Escrow Statute; the other trial court has held that plaintiffs are unlikely to succeed on the merits. The former decision is on appeal to the United States Court of Appeals for the Second Circuit.

In another action, the United States Court of Appeals for the Fifth Circuit reversed a trial court’s dismissal of challenges to MSA-related legislation in Louisiana under the First and Fourteenth Amendments to the United States Constitution. On remand in that case, and in another case filed against the Louisiana Attorney General, trial courts have granted summary judgment for the Louisiana Attorney General. Both of those decisions are on appeal to the United States Court of Appeals for the Fifth Circuit.

The United States Courts of Appeals for the Sixth, Eighth, Ninth and Tenth Circuits have affirmed dismissals or grants of summary judgment in favor of state officials in four other cases asserting antitrust and constitutional challenges to the allocable share amendment legislation in those states. On December 30, 2009, the plaintiff in the Eighth Circuit case filed a petition for certiorari with the United States Supreme Court.

Another proceeding has been initiated before an international arbitration tribunal under the provisions of the North American Free Trade Agreement. A hearing on the merits is scheduled for February 2010.

■    Federal Government’s Lawsuit: In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including Altria Group, Inc. asserting claims under three federal statutes, namely the Medical Care Recovery Act (“MCRA”), the MSP provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants’ fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans’ health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also sought what it alleged to be equi -

table and declaratory relief, including disgorgement of profits which arose from defendants’ allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government’s future costs of providing health care resulting from defendants’ alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government’s MCRA and MSP claims, but permitted discovery to proceed on the government’s claims for relief under the civil provisions of RICO.

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

■  defendants publicly and falsely denied that ETS is hazardous to non-smokers; and

■  defendants suppressed scientific research.

The court did not impose monetary penalties on the defendants, but ordered the following relief: (i) an injunction against “committing any act of racketeering” relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against “making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes”; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including “lights,” “ultra lights” and “low tar,” which the court found could cause consumers to believe one cigarette brand is less hazardous than another brand; (v) the issuance of “corrective statements” in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking “low tar” or “light” cigarettes, defendants’ manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants’ public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the FTC for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government’s costs in bringing the action.

In September 2006, defendants filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit and in October 2006, a three judge panel of the Court of Appeals stayed the trial court’s judgment pending its review of the decision. Certain defendants, including PM USA and Altria Group, Inc., filed a motion to clarify the trial court’s August 2006 Final Judgment and Remedial Order. In March 2007, the trial court denied in part and granted in part defendants’ post-trial motion for clarification of portions of the court’s remedial order.

In May 2009, a three-judge panel of the Court of Appeals for the District of Columbia Circuit issued a per curiam decision largely affirming the trial court’s judgment against defendants and in favor of the government. Although the panel largely affirmed the remedial order that was issued by the trial court, it vacated the following aspects of the order:

■  its application to defendants’ subsidiaries;

■  the prohibition on the use of express or implied health messages or health descriptors, but only to the extent of extraterritorial application;

■  its point-of-sale display provisions; and

■  its application to Brown & Williamson Holdings.

The Court of Appeals panel remanded the case for the trial court to reconsider these four aspects of the injunction and to reformulate its remedial order accordingly.

Furthermore, the Court of Appeals panel rejected all of the government’s and intervenor’s cross appeal arguments and refused to broaden the remedial order entered by the trial court. The Court of Appeals panel also left undisturbed its prior holding that the government cannot obtain disgorgement as a permissible remedy under RICO.

In July 2009, defendants filed petitions for a rehearing before the panel and for a rehearing by the entire Court of Appeals. Defendants also filed a motion to vacate portions of the trial court’s judgment on the grounds of mootness because of the passage of legislation granting FDA broad authority over the regulation of tobacco products. In September 2009, the Court of Appeals entered three per curiam rulings. Two of them denied defendants’ petitions for panel rehearing or for rehearing en banc. In the third per curiam decision, the Court of Appeals denied defendants’ suggestion of mootness and motion for partial vacatur. In September 2009, defendants petitioned the Court of Appeals to issue a stay of its mandate pending the filing and disposition of petitions for writs of certiorari to the United States Supreme Court. In October 2009, the Court of Appeals granted the motion in part, staying the issuance of the mandate until December 28, 2009. On December 11, 2009, the Court of Appeals extended the stay of the mandate through the Supreme Court’s final disposition of defendants’ certiorari petitions. The petitions are now scheduled to be filed in February 2010. The trial court’s judgment and remedial orders remain stayed.

“Lights/Ultra Lights” Cases

■    Overview: Plaintiffs in certain pending matters seek certification of their cases as class actions and allege, among other things, that the uses of the terms “Lights” and/or “Ultra Lights” constitute deceptive and unfair trade practices, common law fraud, or RICO violations, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. These class actions have been brought against PM USA and, in certain instances, Altria Group, Inc. or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including Marlboro Lights, Marlboro Ultra Lights, Virginia Slims Lights and

Superslims, Merit Lights and Cambridge Lights. Defenses raised in these cases include lack of misrepresentation, lack of causation, injury, and damages, the statute of limitations, express preemption by the Federal Cigarette Labeling and Advertising Act (“FCLAA”) and implied preemption by the policies and directives of the Federal Trade Commission (“FTC”), non-liability under state statutory provisions exempting conduct that complies with federal regulatory directives, and the First Amendment. As of January 15, 2010, a total of twenty-eight such cases were pending in the United States. Fourteen of these cases were pending in a multidistrict litigation proceeding in a single U.S. federal court. Two of the cases were pending in federal courts but are not part of the multidistrict litigation proceedings. The other twelve cases were pending in various U.S. state courts. In addition, a purported “Lights” class action is pending against PM USA in Israel. Other entities have stated that they are considering filing such actions against Altria Group, Inc. and PM USA.

■    The Good Case: In May 2006, a federal trial court in Maine granted PM USA’s motion for summary judgment in Good, a purported “Lights” class action, on the grounds that plaintiffs’ claims are preempted by the FCLAA and dismissed the case. In August 2007, the United States Court of Appeals for the First Circuit vacated the district court’s grant of PM USA’s motion for summary judgment on federal preemption grounds and remanded the case to district court. The district court stayed the case pending the United States Supreme Court’s ruling on defendants’ petition for writ of certiorari with the United States Supreme Court, which was granted in January 2008. The case was stayed pending the United States Supreme Court’s decision. In December 2008, the United States Supreme Court ruled that plaintiffs’ claims are not barred by federal preemption. Although the Court rejected the argument that the FTC’s actions were so extensive with respect to the descriptors that the state law claims were barred as a matter of federal law, the Court’s decision was limited: it did not address the ultimate merits of plaintiffs’ claim, the viability of the action as a class action, or other state law issues. The case has been returned to the federal court in Maine for further proceedings and has been consolidated with other federal cases in the multidistrict litigation proceeding discussed below.

■    Developments Since December 2008 Good Decision: Since the December 2008 U.S. Supreme Court decision in Good, and through January 15, 2010, twenty-one “Lights” class actions were served upon PM USA and Altria Group, Inc. These twenty-one cases were filed in 13 states and the District of Columbia. All of these cases either were filed in federal court or were removed to federal court by PM USA.

In April 2009, a petition was filed with the Judicial Panel on Multidistrict Litigation (“JPMDL”) to transfer and consolidate pretrial proceedings in a number of “Lights” class actions. In September 2009, the JPMDL granted this motion and ordered that eight “Lights” cases be transferred to the U.S. District Court for the District of Maine for pretrial proceedings (“MDL proceeding”). Since the September 2009 order was entered, the JPMDL has transferred additional cases to the MDL proceeding. Plaintiffs in some of these cases chose to dismiss their cases following the transfer to the MDL proceedings. As of January 15, 2010, fourteen cases against Altria Group, Inc. and/or PM USA were pending in or awaiting transfer to the MDL proceeding. These cases, and the states in which each originated, are: Biundo (Illinois), Corse (Tennessee), Domaingue (New York), Good (Maine), Haubrich (Pennsylvania), Mirick (Mississippi), Mulford (New Mexico), Parsons (District of Columbia), Robinson (Louisiana), Slater (the District of Columbia), Tang (New York), Tyrer (California), Williams (Arkansas) and Wyatt (formerly Nikolic) (Wisconsin).

The cases voluntarily dismissed without prejudice by plaintiffs from the MDL proceeding as of January 15, 2010 are: Alcorn (Tennessee), Boyd (Florida), Fray (Colorado), Gisick (Kansas), Hanson (Texas), LeBoeuf (Louisiana), Moos (Kansas), Newman (Louisiana), Rosenthal (Florida), Salazar (Texas) and Weber (Pennsylvania).

On November 20, 2009, plaintiffs in the MDL proceeding filed a motion seeking collateral estoppel effect from the findings in the case brought by the Department of Justice (see Federal Government’s Lawsuit described above). On January 22, 2010, PM USA filed a motion for summary judgment regarding plaintiffs’ claims for purchases made after December 1, 2002.

The September 2009 consolidation order by the JPMDL denied the application as to three cases (Cleary, Caronia and Schwab).

■    “Lights” Cases Dismissed, Not Certified or Ordered De-Certified: To date, 13 courts in 14 “Lights” cases have refused to certify class actions, dismissed class action allegations, reversed prior class certification decisions or have entered judgment in favor of PM USA.

Trial courts in Arizona, Kansas, New Jersey, New Mexico, Oregon, Tennessee and Washington have refused to grant class certification or have dismissed plaintiffs’ class action allegations. Plaintiffs voluntarily dismissed a case in Michigan after a trial court dismissed the claims plaintiffs asserted under the Michigan Unfair Trade and Consumer Protection Act.

Several appellate courts have issued rulings that either affirmed rulings in favor of Altria Group, Inc. and/or PM USA or reversed rulings entered in favor of plaintiffs. In Florida, an intermediate appellate court overturned an order by a trial court that granted class certification in Hines. The Florida Supreme Court denied review in January 2008. The Supreme Court of Illinois has overturned a judgment that awarded damages to a certified class in the Price case. See The Price Case below for further discussion. In Louisiana, the United States Court of Appeals for the Fifth Circuit dismissed a purported “Lights” class action brought in Louisiana federal court (Sullivan) on the grounds that plaintiffs’ claims were preempted by the FCLAA. In New York, the United States Court of Appeals for the Second Circuit overturned a decision by a New York trial court in Schwab that denied defendants’ summary judgment motions and granted plaintiffs’ motion for certification of a nationwide class of all United States residents that purchased cigarettes in the United States that were labeled “Light” or “Lights.” In Ohio, the Ohio Supreme Court overturned class certifications in the Marrone and Phillips cases. Plaintiffs voluntarily dismissed both cases in August 2009. In Oregon (Pearson), a state court denied plaintiff’s motion for interlocutory review of the trial court’s refusal to certify a class. In February 2007, PM USA filed a motion for summary judgment based on federal preemption and the Oregon statutory exemption. In September 2007, the district court granted PM USA’s motion based on express preemption under the FCLAA, and plaintiffs appealed this dismissal and the class certification denial to the Oregon Court of Appeals. The Supreme Court of Washington denied a motion for interlocutory review filed by the plaintiffs in the Davies case that sought review of an order by the trial court that refused to certify a class. Plaintiffs subsequently voluntarily dismissed the Davies case with prejudice. Plaintiffs in the New Mexico case (Mulford) renewed their motion for class certification, which motion was denied by the federal district court in March 2009, with leave to file a new motion for class certification.

■    Other Developments: In Cleary, which is pending in an Illinois federal court, the district court dismissed plaintiffs’ “Lights” claims against one defendant and denied plaintiffs’ request to remand the case to state court. In September 2009, the court issued its ruling on PM USA’s and the remaining defendants’ motion for summary judgment as to all “Lights” claims. The court granted the motion as to all defendants except PM USA. As to PM USA, the court granted the motion as to all “Lights” and other low tar brands other than Marlboro Lights. As to Marlboro Lights, the court ordered briefing on why the 2002 state court order dismissing the Marlboro Lights claims should not be vacated based upon Good. On January 13, 2010, the court vacated the previous dismissal. Plaintiffs’ motion for class certification and defendants’ motions for summary judgment have been fully briefed and await decision.

On December 4, 2009, the state trial court in the Holmes case (pending in Delaware), denied PM USA’s motion for summary judgment based on an exemption provision in the Delaware Consumer Fraud Act.

■    The Price Case: Trial in the Price case commenced in state court in Illinois in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In connection with the judgment, PM USA deposited into escrow various forms of collateral, including cash and negotiable instruments. In December 2005, the Illinois Supreme Court issued its judgment, reversing the trial court’s judgment in favor of the plaintiffs and directing the trial court to dismiss the case. In May 2006, the Illinois Supreme Court denied plaintiffs’ motion for re-hearing, in November 2006, the United States Supreme Court denied plaintiffs’ petition for writ of certiorari and, in December 2006, the Circuit Court of Madison County enforced the Illinois Supreme Court’s mandate and dismissed the case with prejudice. In January 2007, plaintiffs filed a motion to vacate or withhold judgment based upon the United States Supreme Court’s grant of the petition for writ of certiorari in Watson (described below). In May 2007, PM

USA filed applications for a writ of mandamus or a supervisory order with the Illinois Supreme Court seeking an order compelling the lower courts to deny plaintiffs’ motion to vacate and/or withhold judgment. In August 2007, the Illinois Supreme Court granted PM USA’s motion for supervisory order and the trial court dismissed plaintiff’s motion to vacate or withhold judgment. The collateral that PM USA deposited into escrow after the initial 2003 judgment has since been released and returned to PM USA.

In December 2008, plaintiffs filed with the trial court a petition for relief from the final judgment that was entered in favor of PM USA. Specifically, plaintiffs sought to vacate the 2005 Illinois Supreme Court judgment, contending that the United States Supreme Court’s December 2008 decision in Good demonstrated that the Illinois Supreme Court’s decision was “inaccurate.” PM USA filed a motion to dismiss plaintiffs’ petition and, in February 2009, the trial court granted PM USA’s motion. In March 2009, the Price plaintiffs filed a notice of appeal with the Fifth Judicial District of the Appellate Court of Illinois. Argument is set to be held in February 2010.

In June 2009, the plaintiff in an individual smoker lawsuit (Kelly) brought on behalf of an alleged smoker of “Lights” cigarettes in Madison County, Illinois state court filed a motion seeking a declaration that (1) his claims under the Illinois Consumer Fraud Act are not barred by the exemption in that statute based on his assertion that the Illinois Supreme Court’s decision in Price is no longer good law in light of the decisions by the U.S. Supreme Court in Good and Watson, and (2) their claims are not preempted in light of the U.S. Supreme Court’s decision in Good. In September 2009, the court granted plaintiff’s motion as to federal preemption, but denied it with respect to the state statutory exemption.

■    Trial Court Class Certifications: Trial courts have certified classes against PM USA in Massachusetts (Aspinall), Minnesota (Curtis), and Missouri (Craft). PM USA has appealed or otherwise challenged these class certification orders. Significant developments in these cases include:

■   Aspinall: In August 2004, the Massachusetts Supreme Judicial Court affirmed the class certification order. In August 2006, the trial court denied PM USA’s motion for summary judgment and granted plaintiffs’ motion for summary judgment on the defenses of federal preemption and a state law exemption to Massachusetts’ consumer protection statute. On motion of the parties, the trial court subsequently reported its decision to deny summary judgment to the appeals court for review and stayed further proceedings pending completion of the appellate review. In December 2008, subsequent to the United States Supreme Court’s decision in Good, the Massachusetts Supreme Judicial Court issued an order requesting that the parties advise the court within 30 days whether the Good decision is dispositive of federal preemption issues pending on appeal. In January 2009, PM USA notified the Massachusetts Supreme Judicial Court that Good is dispositive of the federal preemption issues on appeal, but requested further briefing on the state law statutory exemption issue. In March 2009, the

Massachusetts Supreme Judicial Court affirmed the order denying summary judgment to PM USA and granting the plaintiffs’ cross-motion. On January 15, 2010, plaintiffs moved for partial summary judgment as to liability claiming collateral estoppel from the findings in the case brought by the Department of Justice (see Federal Government’s Lawsuit described above).

■  Curtis: In April 2005, the Minnesota Supreme Court denied PM USA’s petition for interlocutory review of the trial court’s class certification order. In October 2009, the trial court denied plaintiffs’ motion for partial summary judgment, filed in February 2009, claiming collateral estoppel from the findings in the case brought by the Department of Justice (see Federal Government’s Lawsuit described above). In October 2009, the trial court granted PM USA’s motion for partial summary judgment, filed in August 2009, as to all consumer protection counts and, on December 4, 2009, dismissed the case in its entirety. The period for filing an appeal expires on February 8, 2010.

■   Craft: In August 2005, a Missouri Court of Appeals affirmed the class certification order. On December 17, 2009, the trial court denied plaintiff’s motion for reconsideration of the period during which potential class members can qualify to become part of the class. The class period remains 1995 – 2003. The court set a trial date for January 2011.

In addition to these cases, in June 2007, the United States Supreme Court reversed the lower court rulings in the Watson case that denied plaintiffs’ motion to have the case heard in a state, as opposed to federal, trial court. The Supreme Court rejected defendant’s contention that the case must be tried in federal court under the “federal officer” statute. The case has been remanded to the state trial court in Arkansas.

In the Miner case, which is pending in a state court in Arkansas, plaintiffs in August 2007 renewed their motion for certification of a class composed of individuals who purchased Marlboro Lights or Cambridge Lights brands in Arkansas. In October 2007, the court denied PM USA’s motion to dismiss on procedural grounds and the court entered a case management order.

Certain Other Tobacco-Related Litigation

■    Tobacco Price Cases: As of December 31, 2009, two separate cases were pending, one in Kansas and one in New Mexico, in which plaintiffs allege that defendants, including PM USA, conspired to fix cigarette prices in violation of antitrust laws. Altria Group, Inc. is a defendant in the case in Kansas. Plaintiffs’ motions for class certification have been granted in both cases. In June 2006, defendants’ motion for summary judgment was granted in the New Mexico case. In November 2008, the New Mexico Court of Appeals reversed the trial court decision granting summary judgment as to certain defendants, including PM USA. In February 2009, the New Mexico Supreme Court granted the petition for writ of certiorari filed by PM USA and the other defendants. Argu -

ment is scheduled to be held in February 2010. The case in Kansas is pending; there is no trial date.

■    Cases Under the California Business and Professions Code: In June 1997, a lawsuit (Brown) was filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs’ claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2004, the trial court granted defendants’ motion for summary judgment as to plaintiffs’ claims attacking defendants’ cigarette advertising and promotion and denied defendants’ motion for summary judgment on plaintiffs’ claims based on allegedly false affirmative statements. Plaintiffs’ motion for rehearing was denied. In March 2005, the court granted defendants’ motion to decertify the class based on a California law, which inter alia limits the ability to bring a lawsuit to only those plaintiffs who have “suffered injury in fact” and “lost money or property” as a result of defendant’s alleged statutory violations (“Proposition 64”). In two July 2006 opinions, the California Supreme Court held Proposition 64 applicable to pending cases (the “Proposition 64 Cases”). Plaintiffs’ motion for reconsideration of the order that decertified the class was denied, and plaintiffs appealed. In September 2006, an intermediate appellate court affirmed the trial court’s order decertifying the class. In May 2009, the California Supreme Court reversed the trial court decision that was affirmed by the appellate court and remanded the case to the trial court. Defendants filed a rehearing petition in June 2009. In August 2009, the California Supreme Court denied defendants’ rehearing petition and issued its mandate. In October 2009, the trial court began review of the question whether it should reconsider its September 2004 order granting partial summary judgment to defendants with respect to plaintiffs’ “Lights” claims on the basis of judicial decisions issued since its order was issued, including the United States Supreme Court’s ruling in Good. Argument is set to be held in February 2010.

In May 2004, a lawsuit (Gurevitch) was filed in California state court on behalf of a purported class of all California residents who purchased the Merit brand of cigarettes since July 2000 to the present alleging that defendants, including PM USA, violated California’s Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices, including false and misleading advertising. The complaint also alleges violations of California’s Consumer Legal Remedies Act. Plaintiffs seek injunctive relief, disgorgement, restitution, and attorneys’ fees. In July 2005, defendants’ motion to dismiss was granted; however, plaintiffs’ motion for leave to amend the complaint was also granted, and plaintiffs filed an amended complaint in September 2005. In October 2005, the court stayed this action pending the California Supreme Court’s rulings in the Proposition 64 Cases. In September 2006, the stay was lifted and defendants filed their demurrer to plaintiffs’ amended complaint. In March 2007, the court, without ruling on the demurrer, again stayed the action pending rulings from the California Supreme Court in another case involving Proposition 64 (Brown, described above) that is relevant to PM USA’s demurrer. After the California Supreme Court’s decision in Brown, the case reactivated and in August 2009, PM USA filed its demurrer to plaintiffs’ amended complaint. On November 29, 2009, the court sustained PM USA’s demurrer to all of plaintiffs’ claims, dismissing the case in its entirety.

■    Ignition Propensity Cases: PM USA is currently a defendant in six wrongful death actions in which plaintiffs contend that fires caused by cigarettes led to other individuals’ deaths. In one case pending in federal court in Massachusetts (Sarro), the district court in August 2009 granted in part PM USA’s motion to dismiss, but ruled that two claims unrelated to product design could go forward. On January 13, 2010, plaintiff filed a motion for reconsideration or to certify questions to the Massachusetts Supreme Judicial Court. In a Kentucky federal court case (Walker), the court dismissed plaintiffs’ claims in February 2009 and plaintiffs subsequently filed a notice of appeal. In September 2009 the appeals court dismissed plaintiffs’ appeal for want of prosecution but on November 23, 2009, plaintiffs’ appeal was reinstated. The four remaining actions are Green and Hallmark (each filed in April 2009 in Alabama state court), Kerr (filed in Mississippi state court in February 2009 and removed by PM USA to Mississippi federal court in July 2009) and Villarreal (filed in Texas state court in July 2009 against Altria Group, Inc. and PM USA and removed by PM USA to federal court in August 2009). In Villarreal, plaintiff’s motion to remand is pending.

UST Litigation

■    Types of Cases: Claims related to smokeless tobacco products generally fall within the following categories:

First, UST and/or its tobacco subsidiaries has been named in certain health care cost reimbursement/third-party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

Second, UST and/or its tobacco subsidiaries has been named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products.

Included among the plaintiffs are five individuals alleging use of USSTC’s smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. While certain of these actions had not been consolidated for pretrial and trial proceedings, USSTC, along with other non-cigarette manufacturers, has remained severed from such proceedings since December 2001.

Third, UST and/or its tobacco subsidiaries has been named in a number of other individual tobacco and health suits. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery, such as negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of implied warranty, addiction, and breach of consumer protection statutes. Plaintiffs seek various forms of relief, including compensatory and punitive damages, and certain equitable relief, including but not limited to disgorgement. Defenses raised in these cases include lack of causation, assumption of the risk, comparative fault and/or contributory negligence, and statutes of limitations. USSTC is currently named in an action in Florida (Vassallo) and in an action in Connecticut (Hill). Trial in the Hill case is set to commence in December 2010.

■    Antitrust Litigation: Following a previous antitrust action brought against UST and certain of its tobacco subsidiaries by a competitor, Conwood Company L.P., UST and certain of its tobacco subsidiaries were named as defendants in certain actions brought by indirect purchasers (consumers) in a number of jurisdictions. As indirect purchasers of USSTC’s smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed classes, plaintiffs in those actions allege, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the applicable states, that UST and certain of its tobacco subsidiaries violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. In connection with these actions, plaintiffs sought to recover compensatory and statutory damages in an amount not to exceed $75,000 per purported class member or per class member, and certain other relief. The indirect purchaser actions, as filed, were similar in all material respects.

The indirect purchaser actions have been settled in all jurisdictions. Pursuant to the settlements in all jurisdictions except California and Massachusetts, adult consumers received or will receive coupons redeemable on future purchases of USSTC’s moist smokeless tobacco products, and UST agreed to pay all related administrative costs and plaintiffs’ attorneys’ fees. As of December 31, 2009, UST has recognized a liability of approximately $7.9 million, reflecting the costs attributable to coupons previously distributed to Kansas, New Hampshire, New York and Wisconsin class members, which are redeemable on future purchases of USSTC’s moist smokeless tobacco products. The California and Massachusetts settlements were for cash only and did not involve distribution of coupons.

■    Other Litigation: In September 2008, plaintiffs filed a purported class action on behalf of a purported class of UST stockholders in Superior Court in Connecticut to enjoin the proposed acquisition of UST by Altria Group, Inc., alleging, among other things, that UST and/or nine of its directors had violated their fiduciary duties by agreeing to the terms of the acquisition and that Altria Group, Inc. had aided and abetted in the alleged violation. In October 2008, plaintiffs amended the complaint to add allegations concerning UST’s definitive proxy statement and certain benefits payable to UST’s officers in connection with the transaction. The amended complaint also included aiding and abetting claims against UST. In December 2008, the parties entered into a Memorandum of Understanding to settle this lawsuit and resolve all claims. The settlement received final court approval in October 2009. The settlement amount was immaterial.

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

In October 2006, Altria Group, Inc. filed a complaint in the United States District Court for the Southern District of New York to claim refunds on a portion of these tax payments and associated interest for the years 1996 and 1997. In July 2009, the jury returned a unanimous verdict in favor of the IRS and subsequently Altria Group, Inc. filed motions for judgment as a matter of law or, in the alternative, for a new trial.

In March 2008, Altria Group, Inc. filed a second complaint in the United States District Court for the Southern District of New York seeking a refund of the tax payments and associated interest for the years 1998 and 1999 attributable to the disallowance of benefits claimed in those years with respect to the leases subject to the recent jury verdict and with respect to certain other leases entered into in 1998 and 1999.

Based on Notices of Proposed Adjustments received by Altria Group, Inc., we expect that the IRS will challenge and disallow tax benefits claimed by Altria Group, Inc. with respect to the leases subject to the recent jury verdict plus other PMCC leveraged lease transactions characterized by the IRS as LILOs and SILOs, including benefits claimed from LILO and SILO transactions entered into during both the 1996 – 1999 years and the 2000 – 2003 years. Altria Group, Inc. plans to contest proposed leveraged lease adjustments made by the IRS. The total disallowance for 2000 – 2003 for these leases in federal income tax and related interest would be approximately $1.0 billion.

If the tax benefits for the transactions entered into from 1996 to 2003 were similarly disallowed for the period Jan -

uary 1, 2004 through December 31, 2009, the disallowance for such period for these leases in federal income tax and related interest would be approximately $900 million, taking into account federal income tax paid or payable on gains associated with sales of leased assets during that period.

The payment, if any, of the foregoing amounts would depend upon the timing and outcome of the ongoing 2000 –2003 audit and future IRS audits and any related administrative challenges or litigation.

LILO and SILO transactions represent approximately 40% of the Net Finance Assets of PMCC’s lease portfolio. PMCC entered into no LILO or SILO transactions after 2003.

Should Altria Group, Inc. not prevail in these matters, Altria Group, Inc. may have to accelerate the payment of significant amounts of federal income tax, pay associated interest costs and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year.

■    Kraft Thrift Plan Case: Four participants in the Kraft Foods Global, Inc. Thrift Plan (“Kraft Thrift Plan”), a defined contribution plan, filed a class action complaint on behalf of all participants and beneficiaries of the Kraft Thrift Plan in July 2008 in the United States District Court for the Northern District of Illinois alleging breach of fiduciary duty under the Employee Retirement Income Security Act (“ERISA”). Named defendants in this action include Altria Corporate Services, Inc. (now Altria Client Services Inc.) and certain company committees that allegedly had a relationship to the Kraft Thrift Plan. Plaintiffs request, among other remedies, that defendants restore to the Kraft Thrift Plan all losses improperly incurred. The Altria Group, Inc. defendants deny any violation of ERISA or other unlawful conduct and intend to defend the case vigorously. Under the terms of a Distribution Agreement between Altria Group, Inc. and Kraft, Altria Client Services Inc. and related defendants may be entitled to indemnity against any liabilities incurred in connection with this case.

Environmental Regulation

Altria Group, Inc. and its subsidiaries (and former subsidiaries) are subject to various federal, state and local laws and regulations concerning the discharge of materials into the environment, or otherwise related to environmental protection, including, in the United States: The Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”), which can impose joint and several liability on each responsible party. Subsidiaries (and former subsidiaries) of Altria Group, Inc. are involved in several matters subjecting them to potential costs of remediation and natural resource damages under Superfund or other laws and regulations. Altria Group, Inc.’s subsidiaries expect to continue to make capital and other expenditures in connection with environmental laws and regulations. Although it is not possible to predict precise levels of environmental-related expenditures, compliance with such laws and regulations, including the payment of any remediation costs or damages and the making of such expenditures, has not had, and is not expected to have, a material adverse effect on Altria Group, Inc.’s consolidated results of operations, capital expenditures, financial position, earnings or competitive position.

Guarantees

At December 31, 2009, Altria Group, Inc. had a $12 million third-party guarantee, related to a divestiture, which was recorded as a liability on its consolidated balance sheet. This guarantee has no specified expiration date. Altria Group, Inc. is required to perform under this guarantee in the event that a third party fails to make contractual payments. In the ordinary course of business, certain subsidiaries of Altria Group, Inc. have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2009, subsidiaries of Altria Group, Inc. were also contingently liable for $25 million of guarantees related to their own performance, consisting primarily of surety bonds. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.’s liquidity.

Under the terms of a distribution agreement between Altria Group, Inc. and PMI, entered into as a result of the PMI spin-off, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria Group, Inc. and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. Altria Group, Inc. does not have a related liability recorded on its consolidated balance sheet at December 31, 2009 as the fair value of this indemnification is insignificant.

As more fully discussed in Note 23. Condensed Consolidating Financial Information, PM USA has issued guarantees relating to Altria Group, Inc.’s obligations under its outstanding debt securities and borrowings under the Revolving Credit Agreements and its commercial paper program.

Redeemable Noncontrolling Interest

In September 2007, UST completed the acquisition of Stag’s Leap Wine Cellars through one of its consolidated subsidiaries, Michelle-Antinori, LLC (“Michelle-Antinori”), in which UST holds an 85% ownership interest with a 15% noncontrolling interest held by Antinori California (“Antinori”). In connection with the acquisition of Stag’s Leap Wine Cellars, UST entered into a put arrangement with Antinori. The put arrangement, as later amended, provides Antinori with the right to require UST to purchase its 15% ownership interest in Michelle-Antinori at a price equal to Antinori’s initial investment of $27 million. The put arrangement becomes exercisable beginning September 11, 2010. As of December 31, 2009, the redemption value of the put arrangement did not exceed the noncontrolling interest balance. Therefore, no adjustment to the value of the redeemable noncontrolling interest was recognized in the consolidated balance sheet for the put arrangement.

The noncontrolling interest put arrangement is accounted for as mandatorily redeemable securities because redemption is outside of the control of UST. As such, the redeemable noncontrolling interest is reported in the mezzanine equity section in the consolidated balance sheet at December 31, 2009.

Note 23.

Condensed Consolidating Financial

Information:

PM USA has issued guarantees relating to Altria Group, Inc.’s obligations under its outstanding debt securities, borrowings under the Revolving Credit Agreements and amounts outstanding under its commercial paper program (the “Guarantees”). Pursuant to the Guarantees, PM USA fully and unconditionally guarantees, as primary obligor, the payment and performance of Altria Group, Inc.’s obligations under the guaranteed debt instruments (the “Obligations”).

The Guarantees provide that PM USA fully and unconditionally guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the Obligations. The liability of PM USA under the Guarantees is absolute and unconditional irrespective of: any lack of validity, enforceability or genuineness of any provision of any agreement or instrument relating thereto; any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from any agreement or instrument relating thereto; any exchange, release or non-perfection of any collateral, or any release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Obligations; or any other circumstance that might otherwise constitute a defense available to, or a discharge of, Altria Group, Inc. or PM USA.

The obligations of PM USA under the Guarantees are limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of PM USA that are relevant under Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to the Guarantees, result in PM USA’s obligations under the Guarantees not constituting a fraudulent transfer or conveyance. For this purpose, “Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

PM USA will be unconditionally released and discharged from its obligations under each of the Guarantees upon the earliest to occur of:

■  the date, if any, on which PM USA consolidates with or merges into Altria Group, Inc. or any successor;

■   the date, if any, on which Altria Group, Inc. or any successor consolidates with or merges into PM USA;

■  the payment in full of the Obligations pertaining to such Guarantee; or

■   the rating of Altria Group, Inc.’s long-term senior unsecured debt by Standard & Poor’s of A or higher.

At December 31, 2009, the respective principal wholly-owned subsidiaries of Altria Group, Inc. and PM USA were not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

The following sets forth the condensed consolidating balance sheets as of December 31, 2009 and 2008, condensed consolidating statements of earnings for the years ended December 31, 2009, 2008 and 2007, and condensed consolidating statements of cash flows for the years ended December 31, 2009, 2008 and 2007 for Altria Group, Inc., PM USA and Altria Group, Inc.’s other subsidiaries that are not guarantors of Altria Group, Inc.’s debt instruments (the “Non-Guarantor Subsidiaries”). The financial information is based on Altria Group, Inc.’s understanding of the SEC interpretation and application of Rule 3-10 of SEC Regulation S-X.

The financial information may not necessarily be indicative of results of operations or financial position had PM USA and Non-Guarantor Subsidiaries operated as independent entities. Altria Group, Inc. accounts for investments in these subsidiaries under the equity method of accounting.

Condensed Consolidating Balance Sheets

December 31, 2009

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets
Consumer products
Cash and cash equivalents	$1,862	$—	$9	$—	$1,871
Receivables, net	3	13	80		96
Inventories:
Leaf tobacco		632	361		993
Other raw materials		120	37		157
Work in process		4	289		293
Finished product		136	231		367

		892	918		1,810
Due from Altria Group, Inc. and subsidiaries	1,436	3,633	1,138	(6,207)
Deferred income taxes	27	1,250	59		1,336
Other current assets	188	349	123		660

Total current assets	3,516	6,137	2,327	(6,207)	5,773
Property, plant and equipment, at cost	2	4,811	1,331		6,144
Less accumulated depreciation	2	3,054	404		3,460

		1,757	927		2,684
Goodwill			5,174		5,174
Other intangible assets, net		272	11,866		12,138
Investment in SABMiller	4,980				4,980
Investment in consolidated subsidiaries	5,589			(5,589)
Due from Altria Group, Inc. and subsidiaries	8,000			(8,000)
Other assets	774	122	201		1,097

Total consumer products assets	22,859	8,288	20,495	(19,796)	31,846
Financial services
Finance assets, net			4,803		4,803
Due from Altria Group, Inc. and subsidiaries			603	(603)
Other assets			28		28

Total financial services assets			5,434	(603)	4,831

Total Assets	$22,859	$8,288	$25,929	$(20,399)	$36,677

Condensed Consolidating Balance Sheets (Continued)

December 31, 2009

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities
Consumer products
Current portion of long-term debt	$775	$—	$—	$—	$775
Accounts payable	1	202	291		494
Accrued liabilities:
Marketing		415	52		467
Taxes, except income taxes		298	20		318
Employment costs	29	19	191		239
Settlement charges		3,632	3		3,635
Other	270	728	356		1,354
Dividends payable	710				710
Due to Altria Group, Inc. and subsidiaries	4,341	241	2,228	(6,810)

Total current liabilities	6,126	5,535	3,141	(6,810)	7,992
Long-term debt	10,287		898		11,185
Deferred income taxes	1,579	111	2,693		4,383
Accrued pension costs	194		963		1,157
Accrued postretirement health care costs		1,519	807		2,326
Due to Altria Group, Inc. and subsidiaries			8,000	(8,000)
Other liabilities	604	453	191		1,248

Total consumer products liabilities	18,790	7,618	16,693	(14,810)	28,291
Financial services
Deferred income taxes			4,180		4,180
Other liabilities			102		102

Total financial services liabilities			4,282		4,282

Total liabilities	18,790	7,618	20,975	(14,810)	32,573

Contingencies
Redeemable noncontrolling interest			32		32
Stockholders’ Equity
Common stock	935		9	(9)	935
Additional paid-in capital	5,997	408	6,349	(6,757)	5,997
Earnings reinvested in the business	22,599	553	26	(579)	22,599
Accumulated other comprehensive losses	(1,561)	(291)	(1,465)	1,756	(1,561)
Cost of repurchased stock	(23,901)				(23,901)

Total stockholders’ equity attributable to Altria Group, Inc.	4,069	670	4,919	(5,589)	4,069
Noncontrolling interests			3		3

Total stockholders’ equity	4,069	670	4,922	(5,589)	4,072

Total Liabilities and Stockholders’ Equity	$22,859	$8,288	$25,929	$(20,399)	$36,677

Condensed Consolidating Balance Sheets

December 31, 2008

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets
Consumer products
Cash and cash equivalents	$7,910	$1	$5	$—	$7,916
Receivables, net	2	21	21		44
Inventories:
Leaf tobacco		710	17		727
Other raw materials		139	6		145
Work in process		7	2		9
Finished product		184	4		188

		1,040	29		1,069
Due from Altria Group, Inc. and subsidiaries	293	3,078	466	(3,837)
Deferred income taxes	58	1,574	58		1,690
Other current assets	192	82	83		357

Total current assets	8,455	5,796	662	(3,837)	11,076
Property, plant and equipment, at cost	2	4,792	550		5,344
Less accumulated depreciation	1	2,851	293		3,145

	1	1,941	257		2,199
Goodwill			77		77
Other intangible assets, net		283	2,756		3,039
Investment in SABMiller	4,261				4,261
Investment in consolidated subsidiaries	1,349			(1,349)
Due from Altria Group, Inc. and subsidiaries	2,000			(2,000)
Other assets	688	286	106		1,080

Total consumer products assets	16,754	8,306	3,858	(7,186)	21,732
Financial services
Finance assets, net			5,451		5,451
Due from Altria Group, Inc. and subsidiaries			761	(761)
Other assets			32		32

Total financial services assets			6,244	(761)	5,483

Total Assets	$16,754	$8,306	$10,102	$(7,947)	$27,215

Condensed Consolidating Balance Sheets (Continued)

December 31, 2008

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities
Consumer products
Current portion of long-term debt	$—	$135	$—	$—	$135
Accounts payable	72	282	156		510
Accrued liabilities:
Marketing		373	1		374
Taxes, except income taxes		94	4		98
Employment costs	27	48	173		248
Settlement charges		3,984			3,984
Other	206	681	241		1,128
Dividends payable	665				665
Due to Altria Group, Inc. and subsidiaries	3,925	348	325	(4,598)

Total current liabilities	4,895	5,945	900	(4,598)	7,142
Long-term debt	6,839				6,839
Deferred income taxes	1,295	(509)	(435)		351
Accrued pension costs	228	425	740		1,393
Accrued postretirement health care costs		1,700	508		2,208
Due to Altria Group, Inc. and subsidiaries			2,000	(2,000)
Other liabilities	669	447	92		1,208

Total consumer products liabilities	13,926	8,008	3,805	(6,598)	19,141
Financial services
Debt			500		500
Deferred income taxes			4,644		4,644
Other liabilities			102		102

Total financial services liabilities			5,246		5,246

Total liabilities	13,926	8,008	9,051	(6,598)	24,387

Contingencies
Stockholders’ Equity
Common stock	935		9	(9)	935
Additional paid-in capital	6,350	412	1,938	(2,350)	6,350
Earnings reinvested in the business	22,131	1,215	(119)	(1,096)	22,131
Accumulated other comprehensive losses	(2,181)	(1,329)	(777)	2,106	(2,181)
Cost of repurchased stock	(24,407)				(24,407)

Total stockholders’ equity attributable to Altria Group, Inc.	2,828	298	1,051	(1,349)	2,828
Noncontrolling interests

Total stockholders’ equity	2,828	298	1,051	(1,349)	2,828

Total Liabilities and Stockholders’ Equity	$16,754	$8,306	$10,102	$(7,947)	$27,215

Condensed Consolidating Statements of Earnings

for the year ended December 31, 2009

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$—	$20,922	$2,634	$—	$23,556
Cost of sales		7,332	658		7,990
Excise taxes on products		6,465	267		6,732

Gross profit		7,125	1,709		8,834
Marketing, administration and research costs	322	2,180	429		2,931
Asset impairment and exit costs		142	279		421
Amortization of intangibles		11	9		20

Operating (expense) income	(322)	4,792	992		5,462
Interest and other debt expense (income), net	579	(3)	609		1,185
Earnings from equity investment in SABMiller	(600)				(600)

(Loss) earnings before income taxes and equity earnings of subsidiaries	(301)	4,795	383		4,877
(Benefit) provision for income taxes	(313)	1,882	100		1,669
Equity earnings of subsidiaries	3,194			(3,194)

Net earnings	3,206	2,913	283	(3,194)	3,208
Net earnings attributable to noncontrolling interests			(2)		(2)

Net earnings attributable to Altria Group, Inc.	$3,206	$2,913	$281	$(3,194)	$3,206

Condensed Consolidating Statements of Earnings

for the year ended December 31, 2008

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$—	$18,753	$603	$—	$19,356
Cost of sales		8,172	98		8,270
Excise taxes on products		3,338	61		3,399

Gross profit		7,243	444		7,687
Marketing, administration and research costs	184	2,449	120		2,753
Exit costs	74	97	278		449
(Gain) loss on sale of corporate headquarters building	(407)		3		(404)
Amortization of intangibles			7		7

Operating income	149	4,697	36		4,882
Interest and other debt expense (income), net	323	(274)	118		167
Loss on early extinguishment of debt	386		7		393
Earnings from equity investment in SABMiller	(467)				(467)

(Loss) earnings from continuing operations before income taxes and equity earnings of subsidiaries	(93)	4,971	(89)		4,789
(Benefit) provision for income taxes	(130)	1,838	(9)		1,699
Equity earnings of subsidiaries	4,893			(4,893)

Earnings (loss) from continuing operations	4,930	3,133	(80)	(4,893)	3,090
Earnings from discontinued operations, net of income taxes			1,901		1,901

Net earnings	4,930	3,133	1,821	(4,893)	4,991
Net earnings attributable to noncontrolling interests			(61)		(61)

Net earnings attributable to Altria Group, Inc.	$4,930	$3,133	$1,760	$(4,893)	$4,930

Condensed Consolidating Statements of Earnings

for the year ended December 31, 2007

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$—	$18,470	$194	$—	$18,664
Cost of sales		7,816	11		7,827
Excise taxes on products		3,449	3		3,452

Gross profit		7,205	180		7,385
Marketing, administration and research costs	357	2,409	18		2,784
Asset impairment and exit costs	83	344	15		442
Recoveries from airline industry exposure			(214)		(214)

Operating (loss) income	(440)	4,452	361		4,373
Interest and other debt expense (income), net	839	(636)	2		205
Earnings from equity investment in SABMiller	(510)				(510)

(Loss) earnings from continuing operations before income taxes and equity earnings of subsidiaries	(769)	5,088	359		4,678
(Benefit) provision for income taxes	(449)	1,851	145		1,547
Equity earnings of subsidiaries	10,106			(10,106)

Earnings from continuing operations	9,786	3,237	214	(10,106)	3,131
Earnings from discontinued operations, net of income taxes			7,006		7,006

Net earnings	9,786	3,237	7,220	(10,106)	10,137
Net earnings attributable to noncontrolling interests			(351)		(351)

Net earnings attributable to Altria Group, Inc.	$9,786	$3,237	$6,869	$(10,106)	$9,786

Condensed Consolidating Statements of Cash Flows

for the year ended December 31, 2009

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities
Net cash (used in) provided by operating activities	$(10)	$3,496	$(43)	$—	$3,443

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures		(149)	(124)		(273)
Acquisition of UST LLC, net of acquired cash			(10,244)		(10,244)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(6,000)		6,000
Other		(4)	(27)		(31)
Financial services
Investment in finance assets			(9)		(9)
Proceeds from finance assets			793		793

Net cash used in investing activities	(6,000)	(153)	(3,611)		(9,764)

Cash Provided by (Used in) Financing Activities
Consumer products
Net repayment of short-term borrowings			(205)		(205)
Long-term debt issued	4,221				4,221
Long-term debt repaid		(135)	(240)		(375)
Financial services
Debt repaid			(500)		(500)
Dividends paid on Altria Group, Inc. common stock	(2,693)				(2,693)
Issuance of Altria Group, Inc. common stock	89				89
Financing fees and debt issuance costs	(177)				(177)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(5,227)	423	4,804
Cash dividends received from/(paid by) subsidiaries	3,711	(3,575)	(136)
Other	38	(57)	(65)		(84)

Net cash (used in) provided by financing activities	(38)	(3,344)	3,658		276

Cash and cash equivalents:
(Decrease) increase	(6,048)	(1)	4	—	(6,045)
Balance at beginning of year	7,910	1	5		7,916

Balance at end of year	$1,862	$—	$9	$—	$1,871

Condensed Consolidating Statements of Cash Flows

for the year ended December 31, 2008

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities
Net cash (used in) provided by operating activities, continuing operations	$(242)	$3,499	$(42)	$—	$3,215
Net cash provided by operating activities, discontinued operations			1,666		1,666

Net cash (used in) provided by operating activities	(242)	3,499	1,624	—	4,881

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures		(220)	(21)		(241)
Proceeds from sale of corporate headquarters building	525				525
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(7,558)	6,000	1,558
Other		2	108		110
Financial services
Investment in finance assets			(1)		(1)
Proceeds from finance assets			403		403

Net cash (used in) provided by investing activities, continuing operations	(7,033)	5,782	2,047		796
Net cash used in investing activities, discontinued operations			(317)		(317)

Net cash (used in) provided by investing activities	(7,033)	5,782	1,730		479

Cash Provided by (Used in) Financing Activities
Consumer products long-term debt issued	6,738				6,738
Consumer products long-term debt repaid	(2,499)		(1,558)		(4,057)
Repurchase of Altria Group, Inc. common stock	(1,166)				(1,166)
Dividends paid on Altria Group, Inc. common stock	(4,428)				(4,428)
Issuance of Altria Group, Inc. common stock	89				89
Philip Morris International Inc. dividends paid to Altria Group, Inc.	3,019				3,019
Financing fees and debt issuance costs	(93)				(93)
Tender and consent fees related to the early extinguishment of debt	(368)		(3)		(371)
Changes in amounts due to/from Philip Morris International Inc.	(664)				(664)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	10	347	(357)
Cash dividends received from/(paid by) subsidiaries	9,662	(9,565)	(97)
Other	50	(63)	9		(4)

Net cash provided by (used in) financing activities, continuing operations	10,350	(9,281)	(2,006)		(937)
Net cash used in financing activities, discontinued operations			(1,648)		(1,648)

Net cash provided by (used in) financing activities	10,350	(9,281)	(3,654)		(2,585)

Effect of exchange rate changes on cash and cash equivalents:
Discontinued operations			(126)		(126)

Cash and cash equivalents, continuing operations:
Increase (decrease)	3,075	—	(1)	—	3,074
Balance at beginning of year	4,835	1	6		4,842

Balance at end of year	$7,910	$1	$5	$—	$7,916

Condensed Consolidating Statements of Cash Flows

for the year ended December 31, 2007

(in millions of dollars)

	Altria Group, Inc.	PM USA	Non- Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities
Net cash (used in) provided by operating activities, continuing operations	$(1,338)	$5,772	$146	$—	$4,580
Net cash provided by operating activities, discontinued operations			5,736		5,736

Net cash (used in) provided by operating activities	(1,338)	5,772	5,882	—	10,316

Cash Provided by (Used in) Investing Activities
Consumer products
Capital expenditures		(352)	(34)		(386)
Acquisition of John Middleton Co., net of acquired cash			(2,898)		(2,898)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(2,000)		2,000
Other	62	6	40		108
Financial services
Investments in finance assets			(5)		(5)
Proceeds from finance assets			486		486

Net cash used in investing activities, continuing operations	(1,938)	(346)	(411)		(2,695)
Net cash used in investing activities, discontinued operations			(2,560)		(2,560)

Net cash used in investing activities	(1,938)	(346)	(2,971)		(5,255)

Cash Provided by (Used in) Financing Activities
Consumer products
Net issuance of short-term borrowings			2		2
Long-term debt repaid	(500)				(500)
Financial services
Debt repaid			(617)		(617)
Dividends paid on Altria Group, Inc. common stock	(6,652)				(6,652)
Issuance of Altria Group, Inc. common stock	423				423
Kraft Foods Inc. dividends paid to Altria Group, Inc.	728				728
Philip Morris International Inc. dividends paid to Altria Group, Inc.	6,560				6,560
Changes in amounts due to/from Philip Morris International Inc.			(370)		(370)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(963)	(293)	1,256
Cash dividends received from/(paid by) subsidiaries	5,141	(5,100)	(41)
Other	316	(33)	(5)		278

Net cash provided by (used in) financing activities, continuing operations	5,053	(5,426)	225		(148)
Net cash used in financing activities, discontinued operations			(3,531)		(3,531)

Net cash provided by (used in) financing activities	5,053	(5,426)	(3,306)		(3,679)

Effect of exchange rate changes on cash and cash equivalents:
Discontinued operations			347		347

Cash and cash equivalents, continuing operations:
Increase (decrease)	1,777	—	(40)	—	1,737
Balance at beginning of year	3,058	1	46		3,105

Balance at end of year	$4,835	$1	$6	$—	$4,842

Note 24.

Quarterly Financial Data (Unaudited):

	2009 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$4,523	$6,719	$6,300	$6,014

Gross profit	$2,042	$2,456	$2,285	$2,051

Net earnings	$589	$1,011	$882	$726
Net earnings attributable to noncontrolling interests		(1)		(1)

Net earnings attributable to Altria Group, Inc.	$589	$1,010	$882	$725

Per share data:
Basic EPS attributable to Altria Group, Inc.	$0.28	$0.49	$0.43	$0.35

Diluted EPS attributable to Altria Group, Inc.	$0.28	$0.49	$0.42	$0.35

Dividends declared	$0.32	$0.32	$0.34	$0.34

Market price — high	$17.63	$17.62	$18.70	$20.47
— low	$14.50	$15.76	$16.10	$17.28

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

	2008 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$4,410	$5,054	$5,238	$4,654

Gross profit	$1,717	$2,011	$2,111	$1,848

Earnings from continuing operations	$614	$930	$867	$679
Earnings from discontinued operations, net of income taxes	1,901

Net earnings	$2,515	$930	$867	$679
Net earnings attributable to noncontrolling interests	(61)

Net earnings attributable to Altria Group, Inc.	$2,454	$930	$867	$679

Per share data:
Basic EPS:
Continuing operations	$0.29	$0.45	$0.42	$0.33
Discontinued operations	0.87

Net earnings attributable to Altria Group, Inc.	$1.16	$0.45	$0.42	$0.33

Diluted EPS:
Continuing operations	$0.29	$0.45	$0.42	$0.33
Discontinued operations	0.87

Net earnings attributable to Altria Group, Inc.	$1.16	$0.45	$0.42	$0.33

Dividends declared	$0.75	$0.29	$0.32	$0.32

Market price — high	$79.59	$23.02	$21.86	$20.91
— low	$21.95	$19.95	$19.26	$14.34

The first quarter 2008 market price-high in the table above reflects historical market price which is not adjusted to reflect the PMI spin-off.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2009 and 2008, the following pre-tax charges or (gains) were included in Altria Group, Inc.’s earnings from continuing operations:

	2009 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$128	$38	$133	$122
Implementation and integration costs	37	50	50	60
UST acquisition-related costs	164	7	7	9
PMCC increase in allowance for losses		15
SABMiller special items		(63)	38	10

	$329	$47	$228	$201

	2008 Quarters
(in millions)	1st	2nd	3rd	4th
Exit costs	$258	$19	$17	$155
Implementation and integration costs	17	18	25	27
Gain on sale of corporate headquarters building	(404)
Loss on early extinguishment of debt	393
UST acquisition-related costs			4	54
PMCC increase in allowance for losses			50	50
SABMiller special items			85

	$264	$37	$181	$286

As discussed in Note 16. Income Taxes, Altria Group, Inc. has recognized income tax benefits in the consolidated statements of earnings during 2009 and 2008 as a result of various tax events.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

At December 31, 2009, Altria Group, Inc.’s wholly-owned subsidiaries included Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes and certain smokeless products in the United States; UST LLC (“UST”), which through its subsidiaries is engaged in the manufacture and sale of smokeless products and wine; and John Middleton Co. (“Middleton”), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation (“PMCC”), another wholly-owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 27.3% economic and voting interest in SABMiller plc (“SABMiller”) at December 31, 2009. Altria Group, Inc.’s access to the operating cash flows of its subsidiaries consists principally of cash received from the payment of dividends by its subsidiaries.

As discussed in Note 3. Acquisitions to the consolidated financial statements (“Note 3”), on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST, whose direct and indirect wholly-owned subsidiaries include U.S. Smokeless Tobacco Company LLC (“USSTC”) and Ste. Michelle Wine Estates Ltd. (“Ste. Michelle”). As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc.

Beginning with the first quarter of 2009, Altria Group, Inc. revised its reportable segments to reflect the change in the way in which Altria Group, Inc.’s chief operating decision maker reviews the business as a result of the acquisition of UST. At December 31, 2009, Altria Group, Inc.’s reportable segments were cigarettes, smokeless products, cigars, wine and financial services.

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

On December 11, 2007, Altria Group, Inc. acquired all of the outstanding stock of Middleton for $2.9 billion in cash. For additional discussion of the Middleton acquisition, see Note 3.

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

During 2009, Altria Group, Inc. completed the acquisition of UST and substantially completed the integration of UST into Altria Group, Inc.’s family of companies. In addition,

Altria Group, Inc. has largely completed a restructuring program that commenced in December 2008, and was expanded in August 2009. Pursuant to this program, Altria Group, Inc. has restructured various corporate, manufacturing, and sales and marketing service functions as it completes the integration of UST into its operations and continues to focus on optimizing company-wide cost structures in light of ongoing declines in U.S. cigarette volumes. On July 29, 2009, as part of its manufacturing optimization program, PM USA ceased production at its Cabarrus, North Carolina manufacturing facility and completed the consolidation of its cigarette manufacturing capacity into its Richmond, Virginia facility. Also during 2009, Altria Group, Inc. issued $4.2 billion of long-term notes, which completed the long-term financing related to the acquisition of UST.

Consolidated Operating Results — The changes in Altria Group, Inc.’s earnings from continuing operations and diluted earnings per share (“EPS”) from continuing operations attributable to Altria Group, Inc. for the year ended December 31, 2009, from the year ended December 31, 2008, were due primarily to the following:

(in millions, except per share data)	Earnings from Continuing Operations	Diluted EPS from Continuing Operations
For the year ended December 31, 2008	$3,090	$1.48
2008 Exit, implementation and integration costs	338	0.15
2008 Gain on sale of corporate headquarters building	(263)	(0.12)
2008 Loss on early extinguishment of debt	256	0.12
2008 SABMiller special items	54	0.03
2008 UST acquisition-related costs	38	0.02
2008 Adjustment to third-party guarantee accrual	(6)
2008 Tax items	(58)	(0.03)

Subtotal 2008 items	359	0.17

2009 Asset impairment, exit, implementation and integration costs	(393)	(0.19)
2009 UST acquisition-related costs	(132)	(0.06)
2009 SABMiller special items	9
2009 Tax items	81	0.04

Subtotal 2009 items	(435)	(0.21)

Fewer shares outstanding		0.01
Operations	192	0.09

For the year ended December 31, 2009	$3,206	$1.54

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Shares Outstanding – Fewer shares outstanding during 2009 compared with the prior year were due primarily to shares repurchased by Altria Group, Inc. during the second quarter of 2008 under its share repurchase program, which was suspended indefinitely in September 2009.

Operations – The increase of $192 million shown in the table above was due primarily to the following:

■  Acquisition of UST, which is reflected in the smokeless products and wine segments (see Note 3);

■  Higher income from cigarettes, financial services and cigars;

■  Lower general corporate expenses; and

■  Higher equity earnings from SABMiller

partially offset by:

■   Higher interest and other debt expense, net, due to the issuance of senior unsecured long-term notes in November and December 2008 and February 2009 to finance the acquisition of UST.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

2010 Forecasted Results – In January 2010, Altria Group, Inc. forecasted that its 2010 full-year guidance for reported diluted EPS is expected to be in the range of $1.78 to $1.82. This forecast includes estimated charges of $0.07 per share as detailed in the table below, as compared with 2009 full-year reported diluted EPS of $1.54, which included $0.21 per share of net charges as detailed in the table below. Expected 2010 full-year adjusted diluted EPS, which excludes the charges in the table below, represent a growth rate of 6% to 8% over 2009 full-year adjusted diluted EPS. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Net Charges Included In Reported Diluted EPS

	2010	2009
Asset impairment, exit, implementation and integration costs	$0.04	$0.19
UST acquisition-related costs	0.01	0.06
Tax items		(0.04)
SABMiller special items	0.02

	$0.07	$0.21

Adjusted diluted EPS from continuing operations is a financial measure that is not consistent with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain income and expense items that management believes are not part of underlying operations are excluded from adjusted diluted EPS because such items can obscure underlying business trends. Management believes it is appropriate to disclose this non-GAAP financial measure to help investors analyze underlying business performance and trends. This adjusted measure is regularly provided to Altria Group, Inc.’s chief operating decision maker for use in the evaluation of segment performance and allocation of resources. This information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. Summary of Significant Accounting Policies to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements. In most instances, Altria Group, Inc. must use an accounting policy or method because it is the only policy or method permitted under U.S. GAAP.

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

The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.’s consolidated financial statements:

■    Consolidation — The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence (20%-50% ownership interest) are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated. The results of PMI prior to the PMI distribution date have been reflected as discontinued operations on the consolidated statements of earnings and statements of cash flows for the years ended December 31, 2008 and 2007. The results of Kraft prior to the Kraft distribution date have been reflected as discontinued operations on the consolidated statement of earnings and statement of cash flows for the year ended December 31, 2007. For a further discussion of the PMI and Kraft spin-offs, see Note 1.

■    Revenue Recognition — The consumer products businesses recognize revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. Altria Group, Inc.’s consumer products businesses also include excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales.

■    Depreciation, Amortization and Intangible Asset Valuation — Altria Group, Inc. depreciates property, plant and equipment, and amortizes its definite-lived intangible assets using the straight line method over the estimated useful lives of the assets.

Goodwill and indefinite-lived intangible assets recorded by Altria Group, Inc. at December 31, 2009 relate primarily to the acquisitions of UST in 2009 and Middleton in 2007 (see Note 3). Altria Group, Inc. is required to conduct an annual review of goodwill and indefinite-lived intangible assets for potential impairment.

Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. These calculations may be affected by interest rates, general economic conditions, projected growth rates and tobacco-related taxes.

Altria Group, Inc. utilizes discounted cash flow analysis to estimate the fair value of its reporting units including its indefinite-lived intangible assets. In performing a discounted cash flow analysis, Altria Group, Inc. makes various judgments, estimates and assumptions, the most significant of which are future volume, income, growth rates, and discount rates. The analysis incorporates the assumptions in Altria Group, Inc.’s long-term financial forecast. Assumptions are also made for perpetual growth rates for periods beyond the long-term financial forecast. Fair value calculations are sensitive to changes in these estimates and assumptions, some of which relate to broader macroeconomic conditions outside of Altria Group, Inc.’s control.

During 2009, 2008 and 2007, Altria Group, Inc. completed its annual review of goodwill and indefinite-lived intangible assets, and no charges resulted from these reviews. Although economic conditions worsened during 2009, the annual review determined that the estimated fair values of the smokeless products and wine reporting units are not significantly different from the fair values calculated at the time of acquisition in January 2009. In addition, there were no significant changes in the fair value of the cigars reporting unit from the 2008 annual review.

■    Marketing and Advertising Costs — Altria Group, Inc.’s consumer products businesses record marketing costs as an expense in the year to which such costs relate. Altria Group, Inc. does not defer amounts on its year-end consolidated balance sheets with respect to marketing costs. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■    Contingencies — As discussed in Note 22. Contingencies to the consolidated financial statements (“Note 22”), and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA, as well as their respective indemnitees. In 1998, PM USA and certain other U.S. tobacco product manufacturers entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”). PM USA’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA’s obligations under this trust have now been eliminated by the obligations imposed on PM USA by the Fair and Equitable Tobacco Reform Act of 2004 (“FETRA”). USSTC and Middleton are also subject to obligations imposed by FETRA. In addition, in June 2009, PM USA and a subsidiary of USSTC became subject to quarterly user fees imposed by the United States Food and Drug Administration (“FDA”) as a result of the Family Smoking Prevention and Tobacco Control Act (“FSPTCA”). The State Settlement Agreements, FETRA, and the FDA user fees call for payments that are based on variable factors, such as volume, market share and inflation, depending on the subject payment. Altria Group, Inc.’s subsidiaries account for the cost of the State Settlement Agreements, FETRA and FDA user fees as a component of cost of sales. As a result of the State Settlement Agreements, FETRA and FDA user fees, Altria Group, Inc.’s subsidiaries recorded charges to cost of sales of $5.0 billion, $5.5 billion and $5.5 billion for the years ended December 31, 2009, 2008 and 2007, respectively. See Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003 to 2008.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

■    Employee Benefit Plans — As discussed in Note 18. Benefit Plans to the consolidated financial statements (“Note 18”), Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. Any effect of the modifications is generally amortized over future periods.

Altria Group, Inc. recognizes the funded status of its defined benefit pension and other postretirement plans on the consolidated balance sheet and records as a component of other comprehensive earnings (losses), net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost.

At December 31, 2009, Altria Group, Inc.’s discount rate assumptions for its pension plans decreased to 5.9% from 6.1% at December 31, 2008. At December 31, 2009, Altria Group, Inc.’s discount rate assumptions for its postretirement plans decreased to 5.8% from 6.1% at December 31, 2008. Altria Group, Inc. presently anticipates that an increase in the amortization of deferred gains and losses, coupled with the discount rate changes and other less significant assumption changes, partially offset by higher expected return on plan assets (due to the higher fair value of plan assets at December 31, 2009) will result in an increase in the 2010 pre-tax pension and postretirement expense, not including amounts in each year related to early retirement programs, of approximately $20 million. A fifty basis point decrease (increase) in Altria Group, Inc.’s discount rates would increase (decrease) Altria Group, Inc.’s pension and postretirement expense by approximately $41 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.’s pension expense by approximately $26 million. See Note 18 for a sensitivity discussion of the assumed health care cost trend rates.

■    Income Taxes — Altria Group, Inc.’s deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

On January 1, 2007, Altria Group, Inc. adopted the provisions of the Financial Accounting Standards Board (“FASB”) authoritative guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption, Altria Group, Inc. lowered its liability for unrecognized tax benefits by $1,021 million. This resulted in an increase to stockholders’ equity of $857 million ($835 million, net of noncontrolling interest), a reduction of Kraft’s goodwill of $85 million and a reduction of federal deferred tax benefits of $79 million.

On January 1, 2007, Altria Group, Inc. adopted the provisions of the FASB authoritative guidance requiring the revenue recognition calculation to be reevaluated if there is a revision to the projected timing of income tax cash flows generated by a leveraged lease. The adoption of this guidance by Altria Group, Inc. resulted in a reduction to stockholders’ equity of $124 million as of January 1, 2007.

The effective tax rate of 34.2% in 2009 included tax benefits of $88 million from the reversal of tax reserves and associated interest resulting from the execution of the closing agreement with the Internal Revenue Service (“IRS”) as discussed in Note 16. Income Taxes to the consolidated financial statements (“Note 16”). The effective tax rate in 2009 also included a benefit of $53 million from the utilization of net operating losses. The effective tax rate of 35.5% in 2008 included net tax benefits of $58 million primarily from the reversal of tax accruals no longer required. The effective tax rate of 33.1% in 2007 included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required.

■    Hedging — As discussed in “Market Risk,” Altria Group, Inc. uses derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. Altria Group, Inc. meets the requirements of U.S. GAAP where it has elected to apply hedge accounting to derivatives. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If Altria Group, Inc. had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ equity as of December 31, 2007, would have been recorded in net earnings. At December 31, 2009 and 2008, Altria Group, Inc. had no derivative financial instruments.

■    Impairment of Long-Lived Assets — Altria Group, Inc. reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment of assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. Altria Group, Inc. also reviews the estimated remaining useful lives of long-lived assets whenever events or changes in business circumstances indicate the lives may have changed.

■    Leasing — Approximately 98% of PMCC’s net revenues in 2009 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in the line item finance assets, net, on Altria Group, Inc.’s consolidated balance sheets, and is subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. The remainder of PMCC’s net revenues consists primarily of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances. As discussed in Note 9. Finance Assets, net to the consolidated financial statements (“Note 9”), certain PMCC lessees were affected by bankruptcy filings, credit rating downgrades and financial market conditions.

PMCC’s investment in leases is included in the line item finance assets, net, on the consolidated balance sheets as of December 31, 2009 and 2008. At December 31, 2009, PMCC’s net finance receivables of approximately $4.8 billion in leveraged leases, which is included in finance assets, net, on Altria Group, Inc.’s consolidated balance sheet, consists of rentals receivable ($14.4 billion) and the residual value of assets under lease ($1.4 billion), reduced by third-party nonrecourse debt ($9.2 billion) and unearned income ($1.8 billion). The payment of the nonrecourse debt is collateralized by lease payments due under the lease and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rentals receivable and has been presented on a net basis within finance assets, net, on Altria Group, Inc.’s consolidated balance sheets. Finance assets, net, at December 31, 2009, also included net finance receivables for direct finance leases ($0.3 billion) and an allowance for losses ($0.3 billion).

Estimated residual values represent PMCC’s estimate at lease inception as to the fair value of assets under lease at the end of the lease term. The estimated residual values are reviewed annually by PMCC’s management, which includes analysis of a number of factors, including activity in the relevant industry. If necessary, revisions to reduce the residual values are recorded. Such reviews resulted in no adjustments in 2009 and 2008. A decrease of $11 million to PMCC’s net revenues and results of operations was recorded in 2007. To the extent that lease receivables due to PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. During 2009, PMCC increased its allowance for losses by $15 million. In addition, as discussed in Note 9, during 2009 PMCC wrote off $53 million against its allowance for losses primarily related to Motors Liquidation Company, formerly known as General Motors Corporation (“GM”). During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions. During 2007, PMCC recorded a pre-tax gain of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down. PMCC continues to monitor economic and credit conditions, and the individual situations of its lessees, and may have to increase its allowance for losses if such conditions worsen.

Consolidated Operating Results

See pages 104 – 106 for a discussion of Cautionary Factors That May Affect Future Results.

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Net Revenues:
Cigarettes	$20,919	$18,753	$18,470
Smokeless products	1,366
Cigars	520	387	15
Wine	403
Financial services	348	216	179

Net revenues	$23,556	$19,356	$18,664

Excise Taxes on Products:
Cigarettes	$6,465	$3,338	$3,449
Smokeless products	88
Cigars	162	61	3
Wine	17

Excise taxes on products	$6,732	$3,399	$3,452

Operating Income:
Operating companies income:
Cigarettes	$5,055	$4,866	$4,511
Smokeless products	381
Cigars	176	164	7
Wine	43
Financial services	270	71	380
Amortization of intangibles	(20)	(7)
Gain on sale of corporate headquarters building		404
General corporate expenses	(204)	(266)	(427)
Reduction of Kraft receivable	(88)
UST acquisition-related transaction costs	(60)
Corporate asset impairment and exit costs	(91)	(350)	(98)

Operating income	$5,462	$4,882	$4,373

As discussed further in Note 17. Segment Reporting to the consolidated financial statements, Altria Group, Inc.’s chief operating decision maker reviews operating companies income, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments.

The following events that occurred during 2009, 2008 and 2007 affected the comparability of statement of earnings amounts.

■   Acquisitions — In January 2009, Altria Group, Inc. acquired UST, the results of which are reflected in the smokeless products and wine segments. In December 2007, Altria Group, Inc. acquired Middleton, the results of which are reflected in the cigars segment (see Note 3).

■  Asset Impairment, Exit, Implementation and Integration Costs — Pre-tax asset impairment, exit, implementation and integration costs for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	For the Year Ended December 31, 2009
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$115	$139	$—	$254
Smokeless products	193		43	236
Cigars			9	9
Wine	3		6	9
Financial services	19			19
General corporate	91			91

Total	$421	$139	$58	$618

	For the Year Ended December 31, 2008
(in millions)	Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$97	$69	$—	$166
Cigars			18	18
Financial services	2			2
General corporate	350			350

Total	$449	$69	$18	$536

	For the Year Ended December 31, 2007
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$344	$27	$—	$371
General corporate	98			98

Total	$442	$27	$—	$469

For further details on asset impairment, exit, implementation and integration costs, see Note 6. Asset Impairment, Exit, Implementation and Integration Costs to the consolidated financial statements (“Note 6”).

Altria Group, Inc. continues to have company-wide cost management programs, which include the largely completed restructuring programs discussed in Note 6. For the year ended December 31, 2009, Altria Group, Inc. achieved $398 million in cost savings for a total cost savings of $1,038 million since January 1, 2007. Altria Group, Inc. expects to achieve approximately $462 million in additional cost savings by 2011, for total anticipated cost reductions of $1.5 billion versus 2006, as shown in the table below.

	Cost Reduction Initiatives
	Cost Savings Achieved For the Years Ended December 31,			Additional Cost Savings Expected by 2011	Total Cost Savings Expected
(in millions)	2007	2008	2009
General corporate expense and selling, general and administrative	$401	$239	$398	$274	$1,312
Manufacturing optimization program				188	188

Total cost reduction initiatives	$401	$239	$398	$462	$1,500

Altria Group, Inc. expects to generate an estimated $300 million in UST integration cost savings by 2011. These integration cost savings are included in the “General corporate expense and selling, general and administrative” line item above.

PM USA’s manufacturing optimization program, as discussed in Note 6, is expected to entail capital expenditures of approximately $210 million. Capital expenditures for the program of $86 million were made during the year ended December 31, 2009, for a total of $207 million since the inception of the program in 2007.

Altria Group, Inc. had a severance liability balance of $228 million at December 31, 2009 related to its restructuring programs, which is expected to be substantially paid out over the next two years.

■    UST Acquisition-Related Costs — In connection with the acquisition of UST, Altria Group, Inc. incurred pre-tax charges consisting of the following:

■   Transaction costs of $60 million, incurred in the first quarter of 2009, which consisted primarily of investment banking and legal fees. These amounts are included in marketing, administration and research costs on Altria Group, Inc.’s consolidated statement of earnings.

■  Increased cost of sales during the year ended December 31, 2009 of $36 million ($15 million and $21 million to the smokeless products and wine segments, respectively), relating to the fair value purchase accounting adjustment of UST’s inventory at the acquisition date that was sold during 2009.

■  Structuring and arrangement fees of $91 million and $58 million, during 2009 and 2008, respectively, for borrowing facilities related to the acquisition of UST. These amounts are included in interest and other debt expense, net on Altria Group, Inc.’s consolidated statements of earnings.

■     SABMiller Special Items — Altria Group, Inc.’s earnings from its equity investment in SABMiller for year ended December 31, 2009 included gains on the issuance of 60 million shares of common stock by SABMiller in connection with its acquisition of the remaining noncontrolling interest in its Polish subsidiary, partially offset by intangible asset impairment charges and costs for SABMiller’s “business capability programme.” Altria Group, Inc.’s earnings from its equity investment in SABMiller for the year ended December 31, 2008 included intangible asset impairment charges.

■    Sales to PMI — Subsequent to the PMI spin-off, PM USA recorded net revenues of $298 million, from contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008. For periods prior to the PMI spin-off, PM USA did not record contract volume manufactured for PMI in net revenues, but recorded the related profit, which was immaterial, for the years ended December 31, 2008 and 2007, in marketing, administration and research costs on Altria Group, Inc.’s consolidated statements of earnings. These amounts are reflected in the cigarettes segment.

■    PMCC Allowance for Losses — During 2009, PMCC increased its allowance for losses by $15 million based on management’s assessment of its portfolio, including its exposure to GM. During 2008, PMCC increased its allowance for losses by $100 million, primarily as a result of credit rating downgrades of certain lessees and financial market conditions.

■    Recoveries from Airline Industry Exposure — As discussed in Note 9, during 2007, PMCC recorded pre-tax gains of $214 million on the sale of its ownership interests and bankruptcy claims in certain leveraged lease investments in aircraft, which represented a partial recovery, in cash, of amounts that had been previously written down.

■    Gain on Sale of Corporate Headquarters Building — In March 2008, Altria Group, Inc. sold its corporate headquarters building in New York City for $525 million and recorded a pre-tax gain on sale of $404 million.

■    Loss on Early Extinguishment of Debt — In connection with the spin-off of PMI in the first quarter of 2008, Altria Group, Inc. recorded a pre-tax loss of $393 million, on the early extinguishment of debt. See Note 11. Long-Term Debt to the consolidated financial statements (“Note 11”).

■    Income Tax Benefit — The effective tax rate in 2009 of 34.2% included tax benefits of $88 million from the reversal of tax reserves and associated interest resulting from the execution of the closing agreement with the IRS discussed in Note 16. The benefit from the execution of the closing agreement with the IRS was offset by a reduction in a corresponding receivable from Kraft, included in marketing, administration and research costs on Altria Group, Inc.’s consolidated statement of earnings. As a result, there was no impact on Altria Group, Inc.’s net earnings. The effective tax rate in 2009 also included a benefit of $53 million from the utilization of net operating losses. The effective tax rate in 2008 included net tax benefits of $58 million primarily from the reversal of tax accruals no longer required. The effective tax rate in 2007 included net tax benefits of $168 million related to the reversal of tax reserves and associated interest resulting from the expiration of statutes of limitations, and the reversal of tax accruals no longer required.

■    Discontinued Operations — As a result of the PMI and Kraft spin-offs, which are more fully discussed in Note 1, Altria Group, Inc. has reclassified and reflected the results of PMI and Kraft prior to their respective distribution dates as discontinued operations on the consolidated statements of earnings and the consolidated statements of cash flows.

2009 compared with 2008

The following discussion compares consolidated operating results for the year ended December 31, 2009, with the year ended December 31, 2008.

Net revenues, which include excise taxes billed to customers, increased $4,200 million (21.7%), due primarily to higher revenues from the cigarettes, cigars and financial services segments, and the acquisition of UST in 2009. Cigarettes and cigars revenues increased, reflecting higher pricing related primarily to the April 1, 2009 federal excise tax (“FET”) increase on tobacco products, partially offset by lower volume. In addition, 2008 net revenues included contract volume manufactured for PMI under an agreement that terminated in the fourth quarter of 2008.

Excise taxes on products increased $3,333 million (98.1%), due primarily to the impact of the FET increase and the acquisition of UST, partially offset by lower volume in the cigarettes segment.

Cost of sales decreased $280 million (3.4%), due primarily to lower cigarettes volume and the termination of contract volume manufactured for PMI, partially offset by the acquisition of UST and higher direct material and manufacturing costs.

Marketing, administration and research costs increased $178 million (6.5%), due primarily to the acquisition of UST (including transaction and integration costs) and the reduction of a Kraft receivable as discussed in Note 16, partially offset by lower marketing, administration and research costs in the cigarettes segment, a lower increase to the allowance for losses in the financial services segment and lower general corporate expenses. The lower marketing, administration and research costs in the cigarettes segment and lower general corporate expenses reflect the cost reduction initiatives discussed above.

Operating income increased $580 million (11.9%), due primarily to higher operating results from the cigarettes, financial services and cigars segments, the acquisition of UST in 2009, lower corporate asset impairment and exit costs, and lower general corporate expenses, partially offset by the gain in 2008 on the sale of the corporate headquarters building, UST acquisition-related transaction costs and the reduction of a Kraft receivable.

Interest and other debt expense, net, increased $1,018 million (100+%), due primarily to the issuance of senior unsecured long-term notes in November and December 2008, and February 2009 to finance the UST acquisition.

Earnings from Altria Group, Inc.’s equity investment in SABMiller increased $133 million (28.5%), due primarily to gains resulting from the issuances of common stock by SABMiller and higher ongoing equity earnings, partially offset by higher intangible asset impairment charges and costs for the previously mentioned “business capability programme” in 2009.

Altria Group, Inc.’s effective income tax rate decreased 1.3 percentage points to 34.2%, due primarily to the reversal of tax reserves and associated interest resulting from the execution of the closing agreement with the IRS discussed in Note 16 and the utilization of net operating losses.

Earnings from continuing operations of $3,208 million increased $118 million (3.8%), due primarily to higher operating income, a loss in 2008 on the early extinguishment of debt in connection with the PMI spin-off, higher earnings from Altria Group, Inc.’s equity investment in SABMiller and lower income taxes, partially offset by higher interest and other debt expense, net. Diluted and basic EPS from continuing operations of $1.54 and $1.55, respectively, increased by 4.1% and 4.0%, respectively.

Earnings from discontinued operations, net of income taxes decreased $1,901 million, reflecting the spin-off of PMI in the first quarter of 2008.

Net earnings attributable to Altria Group, Inc. of $3,206 million decreased $1,724 million (35.0%). Diluted and basic EPS from net earnings attributable to Altria Group, Inc. of $1.54 and $1.55, respectively, decreased by 34.7% and 34.6%, respectively. These decreases reflect the spin-off of PMI in the first quarter of 2008.

2008 compared with 2007

The following discussion compares consolidated operating results for the year ended December 31, 2008, with the year ended December 31, 2007.

Net revenues, which include excise taxes billed to customers, increased $692 million (3.7%) due primarily to the acquisition of Middleton ($367 million), revenues from contract volume manufactured for PMI ($298 million) and higher revenues from the financial services segment.

Excise taxes on products decreased $53 million (1.5%) due primarily to the impact of lower volume in the cigarettes segment, partially offset by the acquisition of Middleton.

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

Marketing, administration and research costs decreased $31 million (1.1%), due primarily to lower corporate, and general and administrative costs, mostly offset by the acquisition of Middleton, higher promotional costs and an increase in the allowance for losses in the financial services segment. The lower corporate, and general and administrative costs reflect the cost reduction initiatives discussed above.

Operating income increased $509 million (11.6%), due primarily to the gain on the sale of the corporate headquarters building, lower general corporate expenses, the acquisition of Middleton and higher operating results from the cigarettes segment, partially offset by lower financial services income due to cash recoveries in 2007 from assets that had previously been written down and an increase to the allowance for losses in 2008.

Interest and other debt expense, net, of $167 million decreased $38 million (18.5%), due primarily to lower average debt levels throughout most of 2008, partially offset by lower interest income and structuring and arrangement fees on borrowing facilities related to the acquisition of UST.

Earnings from Altria Group, Inc.’s equity investment in SABMiller decreased $43 million (8.4%), due primarily to intangible asset impairment charges in 2008.

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

Earnings from discontinued operations, net of income taxes (which represents the results of PMI and Kraft prior to the spin-offs), decreased $5,105 million (72.9%), due to the spin-offs of PMI in the first quarter of 2008 and Kraft in the first quarter of 2007.

Net earnings attributable to Altria Group, Inc. of $4,930 million decreased $4,856 million (49.6%). Diluted and basic EPS from net earnings attributable to Altria Group, Inc. of $2.36 and $2.37, respectively, each decreased by 48.9%. These decreases reflect the spin-offs of PMI and Kraft.

Operating Results by Business Segment

Tobacco Space

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Tobacco Use

The United States tobacco industry faces a number of challenges that may adversely affect the business and sales volume of our tobacco subsidiaries and our consolidated results of operations, cash flows and financial position. These challenges, which are discussed below and in Cautionary Factors That May Affect Future Results, include:

■   pending and threatened litigation and bonding requirements as discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K;

■   competitive disadvantages related to cigarette price increases attributable to the settlement of certain litigation;

■    actual and proposed excise tax increases as well as changes in tax structures and tax stamping requirements;

■   restrictions imposed by the FSPTCA enacted in June 2009, and restrictions that may be imposed by the FDA under this legislation and other actual and proposed restrictions affecting tobacco product manufacturing, design, packaging, marketing, advertising and sales;

■   the sale of counterfeit tobacco products by third parties;

■   the sale of tobacco products by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

■   diversion into one market of products intended for sale in another;

■   price gaps and changes in price gaps between premium and lowest price brands;

■   the potential assertion of claims and other issues relating to contraband shipments of tobacco products;

■   governmental investigations;

■   governmental and private bans and restrictions on tobacco use;

■   governmental restrictions on the sale of tobacco products by certain retail establishments, the use of characterizing flavors and the sale of tobacco products in certain packing sizes;

■   the diminishing prevalence of cigarette smoking and increased efforts by tobacco control advocates to further restrict tobacco use;

■   governmental requirements setting ignition propensity standards for cigarettes;

■   potential adverse changes in tobacco leaf price, availability and quality; and

■   other actual and proposed tobacco product legislation and regulation.

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

Federal, state and local excise taxes have increased substantially over the past decade, far outpacing the rate of inflation. For example, in 2009, the FET on cigarettes increased from 39 cents per pack to approximately $1.01 per pack. Between the end of 1998 and the end of 2009, the weighted year-end average state and certain local cigarette excise taxes increased from $0.36 to $1.26 per pack. No additional state excise tax increases have taken effect in 2010.

Tax increases are expected to continue to have an adverse impact on sales of tobacco products by our tobacco subsidiaries, due to lower consumption levels and to a potential shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products.

A majority of states currently tax moist smokeless tobacco products using an ad valorem method, which is calculated as a percentage of the price of the product, typically the wholesale price. This ad valorem method results in more tax being paid on premium products than is paid on lower-priced products of equal weight. Altria Group, Inc.’s subsidiaries support legislation to convert ad valorem taxes on moist smokeless tobacco to a weight-based methodology because, unlike the ad valorem tax, a weight-based tax results in cans of equal weight paying the same tax. As of February 19, 2010, eighteen states and Washington, D.C. have adopted a weight-based tax methodology for moist smokeless tobacco.

FDA Regulation: The FSPTCA provides the FDA with broad authority to regulate the design, manufacture, packaging, advertising, promotion, sale and distribution of cigarettes, cigarette tobacco and smokeless tobacco products and disclosures of related information. The law also grants the FDA authority to extend its application, by regulation, to other tobacco products, including cigars. Among other measures, this law:

■   provides the FDA with authority to regulate nicotine yields and to reduce or eliminate harmful smoke constituents or harmful ingredients or other components of tobacco products;

■   bans descriptors such as “light,” “mild” or “low” or similar descriptors unless expressly authorized by the FDA;

■    requires extensive ingredient disclosure to the FDA and may require more limited public ingredient disclosure;

■   requires FDA authorization of any express or implied claims that a tobacco product is or may be less harmful than other tobacco products;

■   authorizes regulations for imposing manufacturing standards for tobacco products and provides the FDA authority to inspect tobacco product manufacturing and other facilities;

■   establishes a framework for prior FDA authorization before the introduction of certain new or modified tobacco products;

■   provides the FDA the authority to impose tobacco product standards that are appropriate for the protection of the public health through a regulatory process including, among other possibilities, restrictions on ingredients, constituents or other properties, performance or design criteria as well as testing, measurement, reporting and disclosure requirements;

■   imposes new restrictions on the sale and distribution of tobacco products;

■   changes the language of the current cigarette and smokeless tobacco product health warnings, enlarges their size, requires the development by the FDA of graphic warnings for cigarette packages, and grants the FDA authority to require new warnings; and

■   prohibits cigarettes with characterizing flavors other than menthol and tobacco, and requires an FDA tobacco product scientific advisory committee to issue a report and recommendation on the issue of the impact of the use of menthol in cigarettes on the public health.

None of Altria Group, Inc.’s tobacco operating companies currently manufactures any products prohibited by the FSPTCA’s ban on cigarettes with a characterizing flavor other than menthol or tobacco. The FDA may in the future promulgate regulations that would ban, restrict or otherwise regulate flavored tobacco products, including menthol cigarettes, in a manner that could affect products manufactured by one or more of Altria Group, Inc.’s tobacco operating companies.

The FSPTCA imposes on manufacturers reporting obligations relating to knowledge of suspected contraband activity and also grants the FDA the authority to impose certain other recordkeeping and reporting obligations to address counterfeit and contraband tobacco products.

The law imposes fees on tobacco product manufacturers and importers to pay for the cost of regulation and other matters. The cost of the FDA user fee is allocated first among tobacco product categories subject to FDA regulation according to a formula set out in the legislation, and then among manufacturers within each respective class based on their relative market share. The impact of the user fee on Altria Group, Inc. is discussed in Debt and Liquidity. In addition, compliance with the law’s regulatory requirements will result in additional costs for our tobacco businesses. The amount of those additional compliance and related costs is unknown and depends substantially on the nature of the requirements imposed by the FDA under the new statute. Those compliance and other related costs, however, could be substantial.

The FSPTCA imposes significant new restrictions on the advertising and promotion of tobacco products. For example, subject to further amendment by the FDA and constitutional or other legal challenge, the statute requires the re-promulgation by the FDA of certain advertising and promotion restrictions that were previously adopted by the FDA in 1996 (the “1996 Rule”) (these previous restrictions were never imposed on tobacco product manufacturers due to a United States Supreme Court ruling). These 1996 regulations extended significantly beyond the restrictions agreed upon by participating manufacturers in connection with the state settlement agreements discussed below. The FDA has not yet promulgated the 1996 Rule.

The implementation of the FSPTCA will take place over time. Some provisions took effect when the President signed the bill into law. Others, however, will not take effect for some time. Several areas require the FDA to take action through rulemaking, which generally involves consideration of public comment and, for some issues, scientific review. Altria Group, Inc.’s tobacco subsidiaries are participating actively in processes established by the FDA to develop its regulatory framework.

Since enactment, several lawsuits have been filed challenging various provisions of the FSPTCA, including its constitutionality and the scope of FDA’s authority thereunder. Altria Group, Inc. and its tobacco subsidiaries and affiliates are not parties to any of these lawsuits. On January 5, 2010, the district court in one such challenge struck down as unconstitutional the ban contained in the pending 1996 Rule on color and graphics in labels and advertising and the FSPTCA’s ban on claims implying that a tobacco product is safer because of FDA regulation. One or more parties may appeal. It is not possible to predict the outcome of any such litigation or its effect on the extent of the FDA’s authority to regulate tobacco products.

Regulations imposed by the FDA could adversely impact the business and sales volume of Altria Group, Inc.’s tobacco businesses in a number of different ways. For example, FDA’s regulatory actions could impact the consumer acceptability of tobacco products, delay or prevent the launch of new or modified tobacco products, limit consumer choices, restrict communications to adult consumers, create a competitive advantage or disadvantage for certain tobacco companies, impose additional manufacturing requirements, or otherwise significantly increase the cost of doing business.

FDA regulation, including the failure to comply with FDA regulatory requirements, even by inadvertence, could have a material adverse effect on the business, financial condition and results of operation of Altria Group, Inc. and its subsidiaries.

The World Health Organization’s (“WHO’s”) Framework Convention on Tobacco Control (the “FCTC”): The FCTC entered into force in February 2005. As of February 19, 2010, 168 countries, as well as the European Community, have become parties to the FCTC. While the United States is a signatory of the FCTC, it is not currently a party to the agreement, as the agreement has not been submitted to, or ratified by, the United States Senate. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things:

■   establish specific actions to prevent youth tobacco product use;

■   restrict or eliminate all tobacco product advertising, marketing, promotion and sponsorship;

■   initiate public education campaigns to inform the public about the health consequences of tobacco consumption and exposure to tobacco smoke and the benefits of quitting;

■   implement regulations imposing product testing, disclosure and performance standards;

■   impose health warning requirements on packaging;

■   adopt measures that would eliminate tobacco product smuggling and counterfeit tobacco products;

■   restrict smoking in public places;

■   implement fiscal policies (tax and price increases);

■   adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of tobacco product is safer than another;

■   phase out duty-free tobacco product sales;

■   encourage litigation against tobacco product manufacturers; and

■   adopt and implement guidelines for testing and measuring the contents and emissions of tobacco products.

In addition, there are a number of proposals currently under consideration by the governing body of the FCTC, some of which call for substantial restrictions on the manufacture and marketing of tobacco products. It is not possible to predict the outcome of these proposals or the impact of any FCTC actions on legislation or regulation in the United States, either directly as a result of the United States becoming a party to the FCTC, or whether or how these actions might indirectly influence FDA regulation and enforcement.

State and Local Laws Addressing Certain Characterizing Flavors: In a number of states and localities, legislation has been enacted or proposed that prohibits or would prohibit the sale of certain tobacco products with certain characterizing flavors. The legislation varies in terms of the type of tobacco products subject to prohibition, the conditions under which the sale of such products is or would be prohibited, and exceptions to the prohibitions. To date, the following jurisdictions have enacted such legislation:

Maine has enacted legislation that prohibits the sale of certain flavored cigar and cigarette products. As implemented,

this prohibition does not ban any PM USA, USSTC, or Middleton product presently being sold. Legislation has been proposed in 2010 that would modify the state’s ban on flavored tobacco products in a manner that could affect certain Middleton cigar products.

New Jersey has enacted legislation banning the sale and marketing of cigarettes with a characterizing flavor other than menthol, mint or clove. This legislation does not ban any PM USA, USSTC or Middleton product.

New York City has adopted an ordinance that prohibits the sale of certain flavored tobacco products other than cigarettes. This legislation, which is scheduled to take effect on February 25, 2010, could affect certain USSTC and Middleton products. Certain subsidiaries of USSTC have filed a lawsuit in federal court challenging the New York City legislation on several grounds, including federal preemption by the FSPTCA. This litigation is pending. In a letter to the court dated February 10, 2010, the City stated that it intends not to enforce the ordinance during the pendency of its rulemaking process, which is in progress and will not be complete until at least the beginning of April.

Whether other states or localities will enact legislation in this area, and the precise nature of such legislation if enacted, cannot be predicted. See FDA Regulation above for a summary of the FSPTCA’s regulation of certain tobacco products with characterizing flavors.

Tar and Nicotine Test Methods and Brand Descriptors: A number of public health organizations have determined that the Federal Trade Commission (“FTC”) standardized methods for measuring tar and nicotine yields in cigarettes do not provide useful information about tar and nicotine deliveries and that such results were misleading to smokers. In the 2001 publication of Monograph 13, the United States National Cancer Institute (“NCI”) concluded that measurements based on the FTC standardized method “do not offer smokers meaningful information on the amount of tar and nicotine they will receive from a cigarette” or “on the relative amounts of tar and nicotine exposure likely to be received from smoking different brands of cigarettes.” In response, the FTC stated that it would work with the NCI to determine what changes should be made to its testing method to “correct the limitations” identified in Monograph 13. In 2002, PM USA petitioned the FTC to promulgate new rules governing the use of existing standardized machine-based methodologies for measuring tar and nicotine yields and descriptors.

More recently, in 2008, the FTC issued a notice rescinding its 1966 guidance that set forth the FTC’s former position that it is generally not a violation of the Federal Trade Commission Act to make factual statements of the tar and nicotine yields of cigarettes when statements of such yields are supported by the FTC’s standardized measurement methods. In May 2009, the United States Court of Appeals for the District of Columbia Circuit largely affirmed the judgment of a federal trial court in favor of the United States government in its lawsuit against various cigarette manufacturers and others, including PM USA and Altria Group, Inc., including that portion of the judgment that enjoined the defendants from using brand descriptors such as “lights,” “ultra lights” and “low”

(except to the extent such injunction applied extraterritorially). See Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K.

As noted above, the FSPTCA bans “light,” “mild” or “low” or similar descriptors (unless expressly authorized by the FDA) and gives FDA authority over the testing, reporting and disclosure to the public of smoke components such as tar and nicotine. In December 2009, the FTC denied PM USA’s 2002 petition citing the new authority of the FDA under the FSPTCA and the May 2009 decision discussed above.

Tobacco Quota Buy-Out: In October 2004, FETRA was signed into law. FETRA eliminated the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out is approximately $9.5 billion and is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product. The quota buy-out payments will offset already scheduled payments to the National Tobacco Grower Settlement Trust (the “NTGST”), a trust fund established in 1999 by the major domestic tobacco product manufacturers to provide aid to tobacco growers and quota holders. For a discussion of the impact of FETRA payments on Altria Group, Inc., see Debt and Liquidity. For a discussion of the NTGST, see Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K. Manufacturers and importers of tobacco products were also obligated to cover any losses (up to $500 million) that the government incurred on the disposition of the tobacco pool stock accumulated under the previous tobacco price support program, which disposition is complete. PM USA, Middleton and USSTC are subject to the requirements of FETRA. We do not anticipate that the quota buy-out will have a material adverse impact on our consolidated results in 2010 and beyond.

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

Reports with respect to the health effects of smoking have been publicized for many years, including in a June 2006 United States Surgeon General report on ETS entitled “The Health Consequences of Involuntary Exposure to Tobacco Smoke.” Many jurisdictions within the United States have restricted smoking in public places. The pace and scope of public smoking bans have increased significantly. Some public health groups have called for, and various jurisdictions have adopted or proposed, bans on smoking in outdoor places, in private apartments and in cars with minors in them. It is not possible to predict the results of ongoing scientific research or the types of future scientific research into the health risks of tobacco exposure.

Reduced Cigarette Ignition Propensity Legislation: Legislation or regulation requiring cigarettes to meet reduced ignition propensity standards (first adopted by New York State in 2004) has been adopted in all states except Wyoming. PM USA has converted all cigarette production to cigarettes meeting reduced ignition propensity standards.

PM USA continues to support the enactment of federal legislation mandating a uniform and technically feasible national standard for reduced ignition propensity cigarettes that would preempt state standards that are different from the federal standard.

Illicit Trade: Altria Group, Inc. and its tobacco subsidiaries support appropriate regulations and enforcement measures to prevent illicit trade in tobacco products. For example, Altria Group, Inc.’s tobacco subsidiaries are engaged in a number of initiatives to help prevent trade in contraband tobacco products, including: enforcement of wholesale and retail trade programs and policies on trade in contraband tobacco products; engagement with and support of law enforcement and regulatory agencies; litigation to protect their trademarks; and support for a variety of federal and state legislative initiatives. Legislative initiatives to address trade in contraband tobacco products are designed to protect the legitimate channels of distribution, impose more stringent penalties for the violation of illegal trade laws and provide additional tools for law enforcement. Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. For example, one bill that the United States House of Representatives passed in 2009 would address illegal Internet sales by, among other things, imposing a series of restrictions and requirements on the delivery and sale of such products and would make such products non-mailable to consumers through the United States Postal Service.

State Settlement Agreements: As discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims (collectively, the “State Settlement Agreements”). These settlements require participating manufacturers to make substantial annual payments. For a discussion of the impact of these payments on Altria Group, Inc., see Debt and Liquidity. The settlements also place numerous restrictions on participating manufacturers’ business operations, including prohibitions and restrictions on the advertising and marketing of cigarettes and smokeless tobacco products. Among these are prohibitions of outdoor and transit brand advertising, payments for product placement, and free sampling (except in adult-only facilities). Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon characters. In addition, the State Settlement Agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry’s ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

In November 1998, USSTC entered into the Smokeless Tobacco Master Settlement Agreement (the “STMSA”) with the attorneys general of various states and United States territories to resolve the remaining health care cost reimbursement cases initiated against USSTC. The STMSA required USSTC to adopt various marketing and advertising restrictions and make certain payments over a minimum of ten years for programs to reduce youth consumption of tobacco and combat youth substance abuse and for enforcement purposes. USSTC is the only smokeless tobacco manufacturer to sign the STMSA.

Other Legislation or Governmental Initiatives: In addition to the actions discussed above, other regulatory initiatives affecting the tobacco industry have been adopted or are being considered at the federal level and in a number of state and local jurisdictions. For example, in recent years, legislation has been introduced or enacted at the state or local level to subject tobacco products to various reporting requirements and performance standards; establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; restrict the sale of tobacco products in certain retail establishments and the sale of tobacco products in certain packing sizes; require tax stamping of moist smokeless tobacco products; require the use of state tax stamps using data encryption technology; and further restrict the sale, marketing and advertising of cigarettes and other tobacco products.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, design, packaging, marketing, advertising, sale or use of tobacco products, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented in the United States that might materially adversely affect the business and volume of our tobacco subsidiaries and our consolidated results of operations and cash flows.

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

Operating Results

	Net Revenues			Operating Companies Income

(in millions)	2009	2008	2007	2009	2008	2007
Cigarettes	$20,919	$18,753	$18,470	$5,055	$4,866	$4,511
Smokeless products	1,366			381
Cigars	520	387	15	176	164	7

Total tobacco space	$22,805	$19,140	$18,485	$5,612	$5,030	$4,518

2009 compared with 2008

The following discussion compares tobacco space operating results for the year ended December 31, 2009 with the year ended December 31, 2008.

Cigarettes segment. Net revenues, which include excise taxes billed to customers, increased $2,166 million (11.6%), reflecting higher pricing related primarily to the FET increase ($5,241 million), partially offset by lower volume ($3,061 million). Net revenues for 2008 included contract volume manufactured for PMI of $298 million.

Operating companies income increased $189 million (3.9%), due primarily to higher list prices ($1,592 million), lower marketing, administration and research costs ($308 million) and lower promotional allowances ($269 million), partially offset by lower volume ($1,614 million), higher direct material and manufacturing costs ($167 million), higher exit and implementation costs ($88 million) primarily related to the previously announced closure of its Cabarrus, North Carolina manufacturing facility, an increase in per unit settlement charges ($60 million) and FDA user fees ($38 million). Lower marketing, administration and research costs primarily reflect the cost reduction initiatives discussed above.

Marketing, administration and research costs include PM USA’s cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, including those discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2009, 2008 and 2007, product liability defense costs were $220 million, $179 million and $200 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. PM USA does not expect future product liability defense costs to be significantly different from past defense costs.

For 2009, PM USA’s domestic cigarette shipment volume of 148.7 billion units was 12.2% lower than 2008, but was estimated to be down about 10.5% when adjusted for changes in trade inventories and calendar differences. Total cigarette industry volume was down an estimated 8% when adjusted for trade inventory changes and calendar differences. The difference in PM USA’s volume decline rate versus the total cigarette industry is due primarily to volume lost during the period of FET-related price gap dislocation, share losses on its portfolio brands, as well as higher trade inventory declines on PM USA’s brands. PM USA estimates that trade inventories for its cigarettes declined by 17% from the beginning to the end of the year. In the first quarter of 2009, the trade significantly reduced cigarette inventories in anticipation of the April 1, 2009 FET increase. In the second quarter of 2009, the trade rebuilt their inventories, but reduced them again in the second half of the year as they adjusted to lower cigarette category volume and the higher costs associated with maintaining cigarette inventories. This decline disproportionately impacted PM USA’s high volume brands. In the premium segment, PM USA’s shipment volume decreased 11.8%. Marlboro shipment volume decreased 15.0 billion units (10.6%) to 126.5 billion units. In the discount segment, PM USA’s shipment volume decreased 17.4%. Basic shipment volume decreased 2.9 billion units (23.9%) to 9.2 billion units.

The following table summarizes 2009 and 2008 cigarettes segment volume performance by brand, which includes units sold, as well as promotional units, but excludes Puerto Rico, U.S. Territories, Overseas Military, Philip Morris Duty Free Inc. and 2008 contract manufacturing for PMI (terminated in the fourth quarter of 2008):

	Shipment Volume For the Years Ended December 31,

(in billion units)	2009	2008
Marlboro	126.5	141.5
Parliament	4.0	5.5
Virginia Slims	5.2	6.3
Basic	9.2	12.1
Other	3.8	4.0

Total Cigarettes	148.7	169.4

Marlboro’s retail share for 2009 declined 0.1 share point versus 2008, driven primarily by higher levels of competitive promotional spending. Marlboro focused on maximizing its profitability by moderately spending targeted promotional money in response to heightened competitive spending, and grew its margins in 2009 versus 2008. PM USA also profitably reset the retail share positions of the balance of its brand portfolio, which held a relatively stable combined retail share in the second half of 2009 at a higher profit level than prior to the FET increase.

Effective in the first quarter of 2009, cigarettes segment retail share results are based on data from the Information Resources, Inc. (“IRI”)/Capstone Integrated Retail Panel, which is a customized retail tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including the Internet and direct mail. This service was developed to provide a comprehensive measure of market share in retail outlets selling cigarettes similar to the previous service. Market share data for 2008 in the table below have been restated to reflect this service.

The following table summarizes cigarettes segment retail share performance based on this retail tracking service:

	Retail Share For the Years Ended December 31,

	2009	2008
Marlboro	41.8%	41.9%
Parliament	1.6	1.9
Virginia Slims	1.8	2.0
Basic	3.4	3.8
Other	1.3	1.3

Total Cigarettes	49.9%	50.9%

During the years ended December 31, 2009, 2008 and 2007 PM USA executed the following pricing and promotional allowance actions:

■  Effective October 28, 2009, PM USA increased the list price on Marlboro, Basic and L&M by $0.06 per pack. In addition, PM USA increased the list price on all of its other brands by $0.08 per pack.

■  Effective March 9, 2009, PM USA increased the list price on Marlboro, Parliament, Virginia Slims, Basic and L&M by $0.71 per pack. In addition, PM USA increased the list price on all of its other premium brands by $0.81 per pack.

■  Effective February 9, 2009, PM USA increased the list price on Marlboro, Parliament, Virginia Slims, Basic and L&M by $0.09 per pack. In addition, PM USA increased the list price on all of its other premium brands by $0.18 per pack.

■   Effective December 29, 2008, PM USA increased its wholesale promotional allowance on L&M by $0.29 per pack, from $0.26 to $0.55.

■  Effective December 15, 2008, PM USA reduced its wholesale promotional allowances on Marlboro and Basic by $0.05 per pack, from $0.26 to $0.21, and raised the price on its other brands, except for L&M, by $0.05 per pack.

■   Effective May 5, 2008, PM USA reduced its wholesale promotional allowances on Marlboro, Basic and L&M by $0.09 per pack, from $0.35 to $0.26, and eliminated the $0.20 per pack wholesale promotional allowances on Parliament. In addition, PM USA increased the list price on its other brands by $0.09 per pack.

■  Effective January 7, 2008, PM USA reduced its wholesale promotional allowances on Parliament by $0.15 per pack from $0.35 to $0.20, and eliminated the $0.20 per pack wholesale promotional allowances on Virginia Slims.

■   Effective September 10, 2007, PM USA reduced its wholesale promotional allowances on Marlboro, Parliament and Basic by $0.05 per pack, from $0.40 to $0.35, and Virginia Slims by $0.20 per pack, from $0.40 to $0.20. In addition, PM USA raised the list price on its other brands by $0.05 per pack effective September 10, 2007 and by $0.20 per pack effective February 12, 2007.

Smokeless products segment. Altria Group, Inc. acquired UST and its smokeless tobacco business, USSTC, on January 6, 2009. As a result, USSTC’s financial results from January 6 through December 31, 2009 are included in Altria Group, Inc.’s 2009 consolidated and segment results. In addition, the smokeless products segment includes PM USA’s smokeless products.

Net revenues, which include excise taxes billed to customers, were $1,366 million. Operating companies income was $381 million. Results were negatively impacted by costs related primarily to the acquisition of UST. These costs primarily consisted of employee separation costs ($166 million), asset impairments ($27 million), integration costs ($43 million) and inventory adjustments ($15 million), as well as costs associated with PM USA’s smokeless products, and actions taken to enhance the value equation on USSTC’s moist smokeless tobacco (“MST”) brands. In March 2009, USSTC announced a national wholesale incentive program that lowered the list price of some of USSTC’s brands, including Copenhagen and Skoal, by $0.62 per can, effective March 29, 2009.

The smokeless products segment domestic shipment volume for the period January 6 through December 31, 2009 was 634.7 million units (measured in cans and packs). Including the volume of 10.9 million cans shipped from January 1 through January 5, 2009, which was prior to the acquisition of UST, total volume for the full year ended December 31, 2009 was 645.6 million units (measured in cans and packs). The smokeless products segment domestic shipment volume for 2009 (full year results) declined 2.4% versus 2008, due primarily to changes in trade inventories. USSTC believes disproportionate trade inventory declines on its products were due to a number of factors, including the discontinuation of multi-can promotional deals and its Rooster brand, and the change in the shipping unit from ten to five can rolls. These volume declines were partially offset by the introduction of Copenhagen Long Cut Wintergreen in November 2009.

After adjusting for trade inventory changes, pipeline volume for the expansion of Marlboro snus and the discontinuation of USSTC’s Rooster brand, the smokeless products segment shipment volume for 2009 was estimated to be up approximately 1%. USSTC believes that the overall smokeless category’s volume grew at an estimated rate of approximately 7% in 2009.

The following table summarizes smokeless products segment volume performance by brand (full year results), which includes cans and packs sold, as well as promotional units, but excludes international volume. Other includes Marlboro snus, a PM USA spit-less tobacco product. One pack of snus is equivalent to a can of MST. Volume from 2008 represents only domestic volume shipped by USSTC prior to the UST acquisition:

	Shipment Volume For the Years Ended December 31,

(cans and packs in millions)	2009	2008
Copenhagen	280.6	276.9
Skoal	265.4	271.8

Copenhagen and Skoal	546.0	548.7
Red Seal/Other	99.6	112.7

Total Smokeless products	645.6	661.4

In the fourth quarter of 2009, USSTC and PM USA’s combined retail share of smokeless products increased 0.9 share points versus the third quarter of 2009. Copenhagen’s retail share grew 1.5 share points versus the third quarter of 2009 as the brand benefited from the introduction of Copenhagen Long Cut Wintergreen. Skoal’s retail share declined 0.2 share points versus the third quarter of 2009.

The following table summarizes the smokeless products segment sequential retail share performance (full quarterly results, excluding international volume), based on data from IRI, InfoScan Smokeless Tobacco Database for Food, Drug, Mass Merchandisers (excluding Wal-Mart) and Convenience trade classes, which tracks smokeless products market share performance. Smokeless products are defined as MST and spit-less tobacco products. One pack of snus or other spit-less tobacco product is equivalent to a can of MST for share measurement purposes. It is IRI’s standard practice to periodically refresh their InfoScan syndicated services, and therefore prior period retail share results have been restated.

	Retail Share
	For the Three Months Ended

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Copenhagen	24.7%	23.2%	23.0%	23.8%
Skoal	23.4	23.6	23.9	24.1
RedSeal/Other	6.6	7.0	7.4	8.4

Total Smokeless products	54.7%	53.8%	54.3%	56.3%

Cigars segment. Net revenues, which include excise taxes billed to customers, increased $133 million (34.4%), reflecting higher pricing related primarily to the FET increase ($148 million), partially offset by lower volume ($15 million).

Operating companies income increased $12 million (7.3%), due primarily to higher pricing ($45 million) and lower integration costs ($9 million), partially offset by higher manufacturing costs primarily related to new products ($22 million), lower volume ($12 million) and higher marketing, administration and research costs ($8 million).

For 2009, Middleton’s cigar shipment volume declined 3.6% versus 2008, due primarily to declines in trade inventories. Middleton believes that trade inventory declines on its products were due partially to the movement to the more efficient Altria Sales & Distribution system, which significantly reduced wholesale delivery lead times. After adjusting for changes in trade inventories, Middleton’s shipment volume was estimated to be up slightly for 2009. Middleton believes that the machine-made large cigars category’s growth slowed after the FET increase, resulting in a category that slightly declined. Middleton defines machine-made large cigars as cigars made by machine that weigh greater than three pounds per thousand, except cigars sold at retail in packages of 20 cigars.

The following table summarizes cigars segment volume performance:

	Shipment Volume For the Years Ended December 31,

(units in millions)	2009	2008
Black & Mild	1,228	1,266
Other	31	41

Total Cigars	1,259	1,307

Middleton achieved strong retail share results for 2009 behind the strength of its leading brand, Black & Mild. Middleton achieved a 30.5% retail share of the machine-made large cigars segment for 2009, up 1.2 share points versus 2008. Black & Mild’s retail share increased 1.3 share points in 2009 versus 2008 to 29.9% of the machine-made large cigar segment.

Effective with the first quarter of 2009, cigar retail share results are based on data from IRI, InfoScan Cigar Database for Food, Drug, Mass Merchandisers (excluding Wal-Mart) and Convenience trade classes, which tracks machine-made large cigars market share performance using Middleton’s definition of machine-made large cigars. This service was developed to provide a representation of retail business performance in key trade channels. Market share data for 2008 in the table below have been restated to reflect this service. It is IRI’s standard practice to periodically refresh their InfoScan syndicated services.

The following table summarizes cigars segment retail share performance:

	Retail Share For the Years Ended December 31,

	2009	2008
Black & Mild	29.9%	28.6%
Other	0.6	0.7

Total Cigars	30.5%	29.3%

During the years ended December 31, 2009 and 2008, Middleton executed the following pricing actions:

■  Effective March 4, 2009, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.40 per five-pack.

■  Effective February 11, 2009, Middleton increased the list price on all of its brands by approximately $0.20 per five-pack.

■  Effective January 28, 2009, Middleton increased the list price on substantially all of its brands by $0.08 per five-pack.

■  Effective September 02, 2008, Middleton increased the list price on substantially all of its brands by approximately $0.07 per five-pack.

■  Effective February 18, 2008, Middleton increased the list price on substantially all of its brands by approximately $0.07 per five-pack.

Subsequent to year end, effective January 11, 2010, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.18 per five-pack.

2008 compared with 2007

The following discussion compares tobacco space operating results for the year ended December 31, 2008 with the year ended December 31, 2007.

Cigarettes. Net revenues, which include excise taxes billed to customers, increased $283 million (1.5%) due primarily to lower wholesale promotional allowance rates ($679 million), partially offset by lower volume ($390 million). Net revenues for 2008 included contract volume manufactured for PMI of $298 million.

Operating companies income increased $355 million (7.9%), due primarily to lower wholesale promotional allowance rates, net of higher ongoing resolution and leaf costs ($532 million), lower pre-tax charges in 2008 for asset impairment, exit and implementation costs related to the announced closing of the Cabarrus, North Carolina cigarette manufacturing facility ($253 million), and lower general and administrative expenses ($168 million, which includes a $26 million provision for the Scott case in Louisiana in 2007), partially offset by lower volume ($359 million), higher promotional costs ($101 million), costs related to the reduction of volume produced for PMI ($100 million), and exit costs related to the company-wide integration and restructuring program ($48 million). Lower general and administrative expenses primarily reflect the cost reduction initiatives discussed above.

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

The following table summarizes cigarettes segment volume performance by brand, which includes units sold, as well as promotional units, but excludes Puerto Rico, U.S. Territories, Overseas Military, Philip Morris Duty Free Inc. and

contract manufacturing for PMI (terminated in the fourth quarter of 2008), for 2008 and 2007:

	Shipment Volume For the Years Ended December 31,
(in billion units)	2008	2007
Marlboro	141.5	144.4
Parliament	5.5	6.0
Virginia Slims	6.3	7.0
Basic	12.1	13.2
Other	4.0	4.5

Total Cigarettes	169.4	175.1

The following table summarizes cigarettes segment retail share performance, based on data from the IRI/Capstone Total Retail Panel, which was a tracking service that used a sample of stores to project market share performance in retail stores selling cigarettes. This panel was not designed to capture sales through other channels, including Internet and direct mail:

	Retail Share For the Years Ended December 31,
	2008*	2007*
Marlboro	41.6%	41.0%
Parliament	1.8	1.9
Virginia Slims	2.0	2.2
Basic	3.9	4.1
Other	1.4	1.4

Total Cigarettes	50.7%	50.6%

* Due to the commencement date of the new cigarettes tracking service discussed above, the 2007 share data was not restated. For comparative purposes, the 2008 share data presented in this table is reported on the same basis as the 2007 share data.

Cigars. In December 2007, Altria Group, Inc. acquired Middleton. Earnings from December 12, 2007 to December 31, 2007, the amounts of which were insignificant, were included in Altria Group, Inc.’s consolidated operating results. For the year ended December 31, 2008, net revenues, which include excise taxes billed to customers, were $387 million. Operating companies income was $164 million, which includes a pre-tax charge of $18 million for integration costs.

For 2008, cigars shipment volume increased 6.2% versus 2007 to 1,307 million units, driven by Middleton’s leading brand Black & Mild. The following table summarizes cigars segment volume performance:

	Shipment Volume For the Years Ended December 31,
(units in millions)	2008	2007
Black & Mild	1,266	1,181
Other	41	49

Total Cigars	1,307	1,230

Middleton achieved a retail share of 29.1% of the machine-made large cigar segment in 2008 which represents an increase of 2.5 share points versus the prior-year period, driven by Black & Mild. Retail share for Black & Mild increased 2.8 share points versus the prior-year to 28.3% of the machine-made large cigar segment. Retail share performance is based on the 52-week periods ending December 21, 2008 and December 23, 2007 from the IRI Cigar Database for Food, Drug, Mass Merchandise (excluding Wal-Mart) and Convenience trade classes, which tracks cigar market share performance.

The following table summarizes cigars segment retail share performance:

	Retail Share For the Years Ended December 31,
	2008*	2007*
Black & Mild	28.3%	25.5%
Other	0.8	1.1

Total Cigars	29.1%	26.6%

* Due to the commencement date of the new cigar tracking service discussed above, the 2007 share data was not restated. For comparative purposes, the 2008 share data presented in this table is reported on the same basis as the 2007 share data.

Wine segment

Business Environment

Ste. Michelle is a leading producer of Washington state wines, primarily Chateau Ste. Michelle and Columbia Crest, and owns wineries in or distributes wines from several other wine regions. As discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, Ste. Michelle holds an 85% ownership interest in Michelle-Antinori, LLC, which owns Stag’s Leap Wine Cellars in Napa Valley. Ste. Michelle also owns Conn Creek in Napa Valley and Erath in Oregon. In addition, Ste. Michelle distributes Antinori and Villa Maria Estate wines and Champagne Nicolas Feuillatte in the United States. A key element of Ste. Michelle’s strategy is expanded domestic distribution of its wines, especially in certain account categories such as restaurants, wholesale clubs, supermarkets, wine shops and mass merchandisers.

Ste. Michelle’s business is subject to significant competition, including competition from many larger, well-established domestic and international companies, as well as from many smaller wine producers. Wine segment competition is primarily based on quality, price, consumer and trade wine tastings, competitive wine judging, third-party acclaim and advertising.

Federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. Further regulatory restrictions or additional excise or other taxes on the manufacture and sale of alcoholic beverages may have an adverse effect on Ste. Michelle’s wine business.

Operating Results

Altria Group, Inc. acquired UST and its premium wine business, Ste. Michelle, on January 6, 2009. As a result, Ste. Michelle’s financial results from January 6 through December 31, 2009 are included in Altria Group, Inc.’s con -

solidated and segment results for the year ended December 31, 2009. For the year ended December 31, 2009, net revenues for the wine segment were $403 million. Operating companies income was $43 million, which included pre-tax charges of $30 million related to the UST acquisition, consisting of inventory adjustments, exit and integration costs.

For the year ended December 31, 2009, Ste. Michelle’s wine shipment volume of 6.0 million cases was 2.1% lower than 2008. This decrease was due primarily to wholesale inventory reductions, and lower on-premise channel volume that includes restaurants and bars. In addition, Ste. Michelle’s wine shipment volume was negatively impacted by the suspension of shipments during the first week of January 2009 to take inventory prior to the closing of the UST acquisition, and wholesalers built inventories in the last few weeks of 2008 in advance of this suspension.

The following table summarizes wine segment case shipment volume performance by brand. Volume from 2008 represents volume shipped by Ste. Michelle prior to the UST acquisition:

	Shipment Volume For the Years Ended December 31,

(cases in thousands)	2009	2008
Chateau Ste. Michelle	2,034	1,931
Columbia Crest	1,968	2,137
Other	2,003	2,066

Total Wine	6,005	6,134

In 2009, Ste. Michelle’s retail volume, as measured by Nielsen Total Wine Database – U.S. Food & Drug (Nielsen), increased 10% versus 2008. The total wine industry’s retail volume for 2009, as measured by Nielsen, increased 2% versus 2008.

Financial services segment

Business Environment

In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC’s operating companies income will fluctuate over time as investments mature or are sold. During 2009, 2008 and 2007, proceeds from asset sales and bankruptcy recoveries totaled $793 million, $403 million and $486 million, respectively, and gains included in operating companies income totaled $257 million, $87 million and $274 million, respectively.

Included in the proceeds for 2007 were partial recoveries of amounts previously charged to earnings in the allowance for losses related to PMCC’s airline exposure. The operating companies income associated with these recoveries, which is included in the gains shown above, was $214 million for the year ended December 31, 2007.

The activity in the allowance for losses on finance assets for the years ended December 31, 2009, 2008 and 2007 was as follows:

(in millions)	2009	2008	2007
Balance at beginning of year	$304	$204	$480
Increase (decrease) to provision	15	100	(129)
Amounts written-off	(53)		(147)

Balance at end of year	$266	$304	$204

PMCC leases under several lease arrangements various types of automotive manufacturing equipment to GM, which filed for bankruptcy on June 1, 2009. Since GM’s bankruptcy filing, PMCC has not recorded income on the GM leases. In the third quarter of 2009, GM rejected one of the leases, which resulted in a $49 million write-off against PMCC’s allowance for losses. The remaining GM leases, which expire from 2012 through 2023, represent approximately 3% of PMCC’s portfolio of finance assets at December 31, 2009.

On October 30, 2009 General Motors LLC (“New GM”), which is the successor of GM’s North American automobile business, signed several agreements with PMCC. Pursuant to these agreements, New GM has agreed to lease substantially all the remaining equipment under the same terms as GM, except for a rebate of a portion of future rents. The agreements will become effective upon court approval of the assignment of the leases to New GM, which PMCC anticipates will occur in the first quarter 2010. GM will reject one additional lease that will not be assigned to New GM. The impact of the rent rebates and the additional lease rejection have been factored into PMCC’s assessment of the allowance for losses at December 31, 2009. Foreclosure of rejected lease properties will result in an acceleration of deferred tax payments on such leases.

All other PMCC lessees are current on their lease payment obligations. PMCC continues to monitor economic and credit conditions, and the individual situations of its lessees, and may have to increase its allowance for losses if such conditions worsen.

During 2009, PMCC increased its allowance for losses by $15 million based on management’s assessment of its portfolio, including its exposure to GM. During 2008, PMCC increased its allowance for losses by $100 million primarily as a result of credit rating downgrades of certain lessees and financial market conditions.

The net impact to the allowance for losses for 2007 related primarily to various airline leases. Amounts recovered of $129 million in 2007 related to partial recoveries of amounts charged to earnings in the allowance for losses in prior years. In addition in 2007, PMCC recovered $85 million related to amounts previously charged to earnings and written-off in prior years. In total, these recoveries resulted in additional operating companies income of $214 million for the year ended December 31, 2007. Acceleration of taxes on the foreclosures of leveraged leases written off amounted to approximately $50 million in 2007. There were no foreclosures in 2009 and 2008.

PMCC’s portfolio remains diversified by lessee, investment category and asset type. As of December 31, 2009, 74% of PMCC’s lessees were investment grade as defined by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“Standard & Poor’s”). Excluding aircraft lease investments, 87% of PMCC’s lessees were investment grade.

At December 31, 2009 PMCC’s portfolio included five aircraft under leveraged leases with Mesa Airlines, Inc. (“Mesa”) with a finance asset balance of $21 million. PMCC’s interest in these leases was secured by letters of credit issued by Citicorp North America, Inc. On January 5, 2010, Mesa filed for Chapter 11 bankruptcy protection. As a result of the bankruptcy filing PMCC drew on the letters of credit and recovered its outstanding investment.

PMCC has one remaining transaction with indirect exposure to Ambac Assurance Corporation, a credit support provider whose credit rating remains below investment grade. This risk is mitigated by the underlying strength of the lessee and the quality of the leased asset.

See Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K for a discussion of the IRS disallowance of certain benefits pertaining to several PMCC leveraged lease transactions.

Operating Results

	Net Revenues			Operating Companies Income

(in millions)	2009	2008	2007	2009	2008	2007
Financial services	$348	$216	$179	$270	$71	$380

PMCC’s net revenues for 2009 increased $132 million (61.1%) from 2008, due primarily to higher gains on asset sales, partially offset by lower lease revenues as a result of lower investment balances. PMCC’s operating companies income for 2009 increased $199 million (100+%) from 2008, due primarily to higher gains on asset sales and a lower increase to the allowance for losses, partially offset by lower lease revenues.

PMCC’s net revenues for 2008 increased $37 million (20.7%) from 2007, due primarily to higher gains on asset sales. PMCC’s operating companies income for 2008 decreased $309 million (81.3%) from 2007, due primarily to 2007 cash recoveries of $214 million on aircraft leases which had been previously written down, as well as an increase in 2008 to the allowance for losses of $100 million related to credit rating downgrades of certain lessees and financial market conditions.

Financial Review

Net Cash Provided by Operating Activities, Continuing Operations

During 2009, net cash provided by operating activities on a continuing operations basis was $3.4 billion, compared with $3.2 billion during 2008. The increase in cash provided by operating activities was due primarily to lower income taxes paid during 2009.

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

Net Cash Provided by (Used in) Investing Activities, Continuing Operations

Altria Group, Inc. and its subsidiaries from time to time consider acquisitions as evidenced by the acquisitions of UST in January 2009 and Middleton in December 2007. For further discussion, see Note 3.

During 2009, net cash used in investing activities on a continuing operations basis was $9.8 billion, compared with net cash provided of $796 million during 2008. This change was due primarily to the acquisition of UST in January 2009 and proceeds from the sale of Altria Group, Inc.’s corporate headquarters building in New York City during 2008, partially offset by higher proceeds from finance asset sales in 2009.

During 2008, net cash provided by investing activities on a continuing operations basis was $796 million, compared with net cash used of $2.7 billion during 2007. This change was due primarily to the acquisition of Middleton in December 2007, proceeds from the sale of Altria Group, Inc.’s corporate headquarters building in New York City during 2008 and lower capital expenditures in 2008.

Capital expenditures for 2009 increased 13.3% to $273 million. The expenditures were primarily for modernization and consolidation of manufacturing facilities and expansion of certain production capacity. Capital expenditures for 2010 are expected to be under $250 million, and are expected to be funded from operating cash flows.

Net Cash Provided by (Used in) Financing Activities, Continuing Operations

During 2009, net cash provided by financing activities on a continuing operations basis was $276 million, compared with net cash used of $937 million during 2008. This change was due primarily to the following:

■  lower dividends paid on Altria Group, Inc. common stock during 2009 as a result of the PMI spin-off;

■  cash used in 2008 to repurchase common stock under the share repurchase program which was suspended indefinitely in September 2009;

■  debt tender offers during the first quarter of 2008 which resulted in the repayment of debt, as well as the payment of tender and consent fees; and

■   a payment of $449 million to PMI during 2008 as a result of the spin-off related modifications to Altria Group, Inc. stock awards;

partially offset by:

■  dividends received from PMI during the first quarter of 2008; and

■   lower issuances of long-term debt during 2009.

During 2008 and 2007, net cash used in financing activities on a continuing operations basis was $937 million and $148 million, respectively. The increase of $789 million was due primarily to the following:

■  lower dividends received from PMI during 2008;

■   debt tender offers during the first quarter of 2008 which resulted in the repayment of debt, as well as the payment of tender and consent fees;

■  cash used in 2008 to repurchase common stock;

■  dividends received from Kraft in 2007; and

■  a payment of $449 million to PMI during 2008 and a receipt of $179 million from Kraft during 2007 as a result of the spin-off related modifications to Altria Group, Inc. stock awards;

partially offset by:

■   $6.8 billion issuance of long-term notes in 2008, the proceeds of which were used to partially fund the acquisition of UST in January 2009; and

■  lower dividends paid on Altria Group, Inc. common stock during 2008 as a result of the Kraft and PMI spin-offs.

Debt and Liquidity

Credit Ratings – At December 31, 2009, the credit ratings and outlook for Altria Group, Inc.’s indebtedness by major credit rating agencies were:

	Short-term Debt	Long-term Debt	Outlook
Moody’s	P-2	Baa1	Negative
Standard & Poor’s	A-2	BBB	Stable
Fitch	F2	BBB+	Stable

Credit Lines – At December 31, 2009 and 2008, Altria Group, Inc. had no short-term borrowings under its credit lines.

At December 31, 2009, the credit lines for Altria Group, Inc. and related activity were as follows:

(in billions) Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
364-Day Agreement	$0.6	$—	$—	$0.6
3-Year Agreement	2.4			2.4

	$3.0	$—	$—	$3.0

On November 20, 2009, Altria Group, Inc. entered into a senior unsecured 364-day revolving credit agreement (the “364-Day Agreement”) and a senior unsecured 3-year revolving credit agreement (the “3-Year Agreement” and, together with the 364-Day Agreement, the “Revolving Credit Agreements”). The 364-Day Agreement provides for borrowings up to an aggregate principal amount of $0.6 billion and expires on November 19, 2010. The 3-Year Agreement provides for borrowings up to an aggregate principal amount of $2.4 billion and expires on November 20, 2012. Pricing under the Revolving Credit Agreements may be modified in the event of a change in the rating of Altria Group, Inc.’s long-term senior unsecured debt. Interest rates on borrowings under the Revolving Credit Agreements will be based on the London Interbank Offered Rate (“LIBOR”) plus a percentage equal to Altria Group, Inc.’s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.’s long-term senior unsecured debt from Standard & Poor’s and Moody’s. The applicable minimum and maximum rates based on Altria Group, Inc.’s long-term senior unsecured debt ratings at December 31, 2009 are 2.0% and 4.0%, respectively. The Revolving Credit Agreements do not include any other rating triggers, nor do they contain any provisions that could require the posting of collateral.

The Revolving Credit Agreements replace Altria Group, Inc.’s prior $3.4 billion 5-year revolving credit agreement, which was due to expire on April 15, 2010, but was terminated effective November 20, 2009. The Revolving Credit Agreements will be used for general corporate purposes and to support Altria Group, Inc.’s commercial paper issuances. The Revolving Credit Agreements require that Altria Group, Inc. maintain (i) a ratio of debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) of not more than 3.0 to 1 and (ii) a ratio of EBITDA to interest expense of not less than 4.0 to 1. At December 31, 2009, the ratios of debt to EBITDA and EBITDA to interest expense, calculated in accordance with the Revolving Credit Agreements, were 1.9 to 1.0 and 5.3 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with the Revolving Credit Agreements.

In connection with the acquisition of UST, Altria Group, Inc. had in place at December 31, 2008, a 364-day term bridge loan facility (“Bridge Facility”). On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under the Bridge Facility to fund in part the acquisition of UST (see Note 3). As discussed in Note 11, in February 2009, Altria Group, Inc. issued $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of these notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. Upon such prepayment, the Bridge Facility was terminated.

Any commercial paper of Altria Group, Inc. and borrowings under the Revolving Credit Agreements are fully and unconditionally guaranteed by PM USA as further discussed in Note 23. Condensed Consolidating Financial Information to the consolidated financial statements (“Note 23”).

Financial Market Environment – Despite volatile financial market conditions, Altria Group, Inc. believes it has adequate liquidity and access to financial resources to meet its anticipated obligations in the foreseeable future. Altria Group, Inc. continues to monitor the credit quality of its bank group and is not aware of any potential non-performing credit provider in that group. Altria Group, Inc. believes the lenders in its bank group will be willing and able to advance funds in accordance with their legal obligations.

Debt — Altria Group, Inc.’s total consumer products debt was $12.0 billion and $7.0 billion at December 31, 2009 and December 31, 2008, respectively. As discussed in Note 11, the increase in total consumer products debt relates to the February 2009 issuance of $4.2 billion of long-term notes, and the recording of UST’s debt, partially offset by repayments. Financial services debt of $500 million at December 31, 2008 matured and was repaid in July 2009. All consumer products debt was fixed-rate debt at December 31, 2009. Approximately 98% of total consumer products debt was fixed-rate debt at December 31, 2008. The weighted average interest rate on total consumer products debt was approximately 9.0% at December 31, 2009 and 2008, respectively. For further details on long-term debt, see Note 11.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees and Redeemable Noncontrolling Interest – As discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, Altria Group, Inc. had guarantees (including third-party guarantees) and a redeemable noncontrolling interest outstanding at December 31, 2009. In addition, as discussed in Note 23, PM USA has issued guarantees related to Altria Group, Inc.’s indebtedness.

Aggregate Contractual Obligations – The following table summarizes Altria Group, Inc.’s contractual obligations at December 31, 2009:

	Payments Due
(in millions)	Total	2010	2011-2012	2013-2014	2015 and Thereafter
Long-term debt (1) – Consumer products	$12,001	$775	$600	$1,984	$8,642
Interest on borrowings (2)	14,507	1,058	2,061	1,838	9,550
Operating leases (3)	302	61	74	39	128
Purchase obligations (4):
Inventory and production costs	2,028	683	891	280	174
Other	834	544	226	64

	2,862	1,227	1,117	344	174
Other long-term liabilities (5)	2,464	138	320	343	1,663

	$32,136	$3,259	$4,172	$4,548	$20,157

(1) Amounts represent the expected cash payments of Altria Group, Inc.’s long-term debt.

(2) Amounts represent the expected cash payments of Altria Group, Inc.’s interest expense on its long-term debt, including the current portion of long-term debt. Interest on Altria Group, Inc.’s debt, which is all fixed-rate debt at December 31, 2009, is presented using the stated interest rate. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.

(3) Amounts represent the minimum rental commitments under non-cancelable operating leases.

(4) Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(5) Other long-term liabilities consist of postretirement health care costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, income taxes and tax contingencies, insurance accruals and other accruals. Altria Group, Inc. is unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, Altria Group, Inc. anticipates making pension contributions of approximately $20 million to $50 million in 2010, based on current tax law (as discussed in Note 18).

The State Settlement Agreements and related legal fee payments, payments for tobacco growers and FDA user fees, as discussed below and in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, market share and industry volume. Litigation escrow deposits, as discussed below and in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, are also excluded from the table above since these deposits will be returned to PM USA should it prevail on appeal.

Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation – As discussed previously and in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, PM USA has entered into State Settlement Agreements with the states and territories of the United States and also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA’s obligations under this trust have now been eliminated by the obligations imposed on PM USA by FETRA. USSTC and Middleton are also subject to obligations imposed by FETRA. In addition, in June 2009, PM USA and a subsidiary of USSTC became subject to quarterly user fees imposed by the FDA as a result of the FSPTCA. The State Settlement Agreements, FETRA, and the FDA user fees call for payments that are based on variable factors, such as volume, market share and inflation, depending on the subject payment. Altria Group, Inc.’s subsidiaries account for the cost of the State Settlement Agreements, FETRA and FDA user fees as a component of cost of sales. As a result of the State Settlement Agreements, FETRA and FDA user fees, Altria Group, Inc.’s subsidiaries recorded charges to cost of sales for the years ended December 31, 2009, 2008 and 2007 of $5.0 billion, $5.5 billion and $5.5 billion, respectively.

Based on current agreements, 2009 market share and the five-year compounded annual industry volume decline rate for 2003-2008 (2009 industry volume decline rate is excluded due to the one time volume impacts of the federal excise tax increase), the estimated amounts that Altria Group, Inc.’s subsidiaries may charge to cost of sales for these payments will be approximately as follows:

(in billions)
2010	$5.1
2011	5.2
2012	5.2
2013	5.2
2014	5.2
Thereafter	5.0 annually

The estimated amounts due under the State Settlement Agreements and FETRA charged to cost of sales in each of the years above would generally be paid in the following year. The amounts charged to cost of sales for the FDA user fees are paid in the quarter in which the fees are incurred. As previously stated, the payments due under the terms of the State Settlement Agreements, FETRA and FDA user fees are subject to adjustment for several factors, including volume, inflation and certain contingent events and, in general, are allocated based on each manufacturer’s market share. The amounts shown in the table above are estimates, and actual amounts will differ as underlying assumptions differ from actual future results. See Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003 to 2008.

Litigation Escrow Deposits — With respect to certain adverse verdicts currently on appeal, as of December 31, 2009, PM USA has posted various forms of security totaling approximately $97 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. These cash deposits are included in other assets on the consolidated balance sheets.

As discussed in Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K, in December 2007, $1.2 billion of funds held in an interest-bearing escrow account in connection with obtaining a stay of execution in the Engle class action was returned to PM USA. In addition, the $100 million relating to the bonding requirement in the same case has been discharged. Interest income on the $1.2 billion escrow account, prior to its return to PM USA, was paid to PM USA quarterly and was being recorded as earned in interest and other debt expense, net, in the consolidated statements of earnings.

Although litigation is subject to uncertainty and could result in material adverse consequences for the financial condition, cash flows or results of operations of PM USA, UST or Altria Group, Inc. in a particular fiscal quarter or fiscal year, management expects cash flow from operations, together with its Revolving Credit Agreements, to provide sufficient liquidity to meet the ongoing needs of the business.

Equity and Dividends

As discussed in Note 1, on March 28, 2008, Altria Group, Inc. distributed all of its interest in PMI to Altria Group, Inc. stockholders in a tax-free distribution. The PMI distribution resulted in a net decrease to Altria Group, Inc.’s total stockholders’ equity of $14.7 billion on March 28, 2008. On March 30, 2007, Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders in a tax-free distribution. The Kraft distribution resulted in a net decrease to Altria Group, Inc.’s total stockholders’ equity of $30.5 billion on March 30, 2007.

As discussed in Note 13. Stock Plans to the consolidated financial statements, during 2009, Altria Group, Inc. issued 5.7 million shares of restricted and deferred stock to eligible employees.

At December 31, 2009, the number of shares to be issued upon exercise of outstanding stock options and vesting of deferred stock was 15.7 million, or 0.8% of shares outstanding.

Dividends paid in 2009 and 2008 were $2.7 billion and $4.4 billion, respectively, a decrease of 39.2%, primarily reflecting an adjusted dividend rate as a result of the PMI spin-off. Following the PMI spin-off, Altria Group, Inc. lowered its dividend so that holders of both Altria Group, Inc. and PMI shares would receive initially, in the aggregate, the same dividends paid by Altria Group, Inc. prior to the PMI spin-off.

During the third quarter of 2009, Altria Group, Inc.’s Board of Directors approved a 6.3% increase in the quarterly dividend to $0.34 per common share. In January 2010, Altria Group, Inc. changed its dividend payout ratio target from approximately 75% to approximately 80% of adjusted diluted EPS beginning with its next declared dividend. Con -

sistent with this payout ratio target change, on February 24, 2010, Altria Group, Inc.’s Board of Directors approved a 2.9% increase in the quarterly dividend to $0.35 per common share. The present annualized dividend rate is $1.40 per Altria Group, Inc. common share. Future dividend payments remain subject to the discretion of Altria Group, Inc.’s Board of Directors.

In September 2009, Altria Group, Inc. suspended indefinitely its $4.0 billion (2008 to 2010) share repurchase program in order to preserve financial flexibility and focus on interest expense reduction. Altria Group, Inc.’s share repurchase program is at the discretion of the Board of Directors. During 2008, Altria Group, Inc. repurchased 53.5 million shares of its common stock at an aggregate cost of approximately $1.2 billion, or an average price of $21.81 per share. No shares were repurchased during 2009 under this share repurchase program.

Market Risk

As discussed in Note 20. Financial Instruments to the consolidated financial statements, derivative financial instruments are used by Altria Group, Inc. and its subsidiaries principally to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates by creating offsetting exposures. Altria Group, Inc. is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. Altria Group, Inc. formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. During the years ended December 31, 2009, 2008 and 2007, ineffectiveness related to fair value hedges and cash flow hedges was not material. At December 31, 2009, Altria Group, Inc. had no derivative financial instruments.

Interest Rate Sensitive Financial Instruments – At December 31, 2009 and 2008, the fair value of Altria Group, Inc.’s total debt was $14.4 billion and $8.6 billion, respectively. The fair value of Altria Group, Inc.’s debt is subject to fluctuations resulting from changes in market interest rates. A 1% increase in market interest rates at December 31, 2009 and 2008, would decrease the fair value of Altria Group, Inc.’s total debt by approximately $0.9 billion and $0.5 billion, respectively. A 1% decrease in market interest rates at December 31, 2009 and 2008, would increase the fair value of Altria Group, Inc.’s total debt by approximately $1.0 billion and $0.6 billion, respectively.

Interest rates on borrowings under the Revolving Credit Agreements will be based on the LIBOR plus a percentage equal to Altria Group, Inc.’s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.’s long-term senior unsecured debt from Standard & Poor’s and Moody’s. The applicable minimum and maximum rates based on Altria Group, Inc.’s current long-term senior unsecured debt ratings at December 31, 2009 are 2.0% and 4.0%, respectively. At December 31, 2009 Altria Group, Inc. had no borrowings under its Revolving Credit Agreements.

Contingencies

See Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We* may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to security holders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

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

Tobacco-Related Litigation. Legal proceedings covering a wide range of matters are pending or threatened in various

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

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending cases. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related litigation are significant and, in certain cases, range in the billions of dollars. The variability in pleadings, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome.

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

Altria Group, Inc. and its subsidiaries have achieved substantial success in managing litigation. Nevertheless, litigation is subject to uncertainty and significant challenges remain. It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Altria Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. Each of the companies has defended, and will continue to defend, vigorously against litigation challenges. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so. See Note 22, and Item 3. Legal Proceedings and Exhibit 99.1 to Altria Group, Inc.’s 2009 Form 10-K for a discussion of pending tobacco-related litigation.

Tobacco Regulation and Control Action in the Public and Private Sectors. Our tobacco subsidiaries face significant governmental action, including efforts aimed at reducing the incidence of tobacco use, restricting marketing and advertising, imposing regulations on packaging, warnings and disclosure of flavors or other ingredients, prohibiting the sale of tobacco products with certain characterizing flavors or other characteristics, limiting or prohibiting the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packing sizes, and seeking to hold them responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke. Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume, and we expect that these factors will continue to reduce consumption levels.

PM USA, USSTC and other Altria Group, Inc. subsidiaries are now subject to extensive regulation by the FDA, as discussed further in Tobacco Space – Business Environment – FDA Regulation. We cannot predict how the FDA might implement and enforce its statutory authority, including by promulgating additional regulations and pursuing possible enforcement actions, but such implementation and enforcement may impact the consumer acceptability of tobacco products, limit adult consumer choices, delay or prevent the launch of new or modified tobacco products, restrict communications to adult consumers, create a competitive advantage or disadvantage for certain tobacco companies, impose additional manufacturing requirements, or otherwise significantly increase the cost of doing business, all or any of which may have a material adverse impact on the results of operations or financial condition of Altria Group, Inc.

Excise Taxes. Tobacco products are subject to substantial excise taxes and significant increases in tobacco product-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States at the state, federal and local levels. Tax increases are expected to continue to have an adverse impact on sales of our tobacco products due to lower consumption levels and to a potential shift in consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products. For further discussion, see Tobacco Space – Business Environment – Excise Taxes.

Increased Competition in the United States Tobacco Categories. Each of Altria Group, Inc.’s tobacco subsidiaries operates in highly competitive tobacco categories. Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces competition from lowest priced brands sold by certain United States and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may avoid escrow deposit obligations on the majority of their sales by concentrating on certain states where escrow deposits are not required or are required on fewer than all such manufacturers’ cigarettes sold in such states. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes, and increased imports of foreign lowest priced brands. USSTC faces significant competition in the smokeless tobacco category, both from existing competitors and new entrants, and has experienced consumer down-trading to lower-priced brands.

Governmental Investigations. From time to time, Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters. We cannot predict whether new investigations may be commenced or the outcome of such investigations, and it is possible that our sub -

sidiaries’ businesses could be materially affected by an unfavorable outcome of future investigations.

New Tobacco Product Technologies. Altria Group, Inc.’s tobacco subsidiaries continue to seek ways to develop and to commercialize new tobacco product technologies that may reduce the health risks associated with current tobacco products, while continuing to offer adult tobacco consumers products that meet their taste expectations. Potential solutions being researched include tobacco products that reduce or eliminate exposure to cigarette smoke and/or constituents identified by public health authorities as harmful. Our tobacco subsidiaries may not succeed in these efforts. If they do not succeed, but one or more of their competitors does, our subsidiaries may be at a competitive disadvantage. Further, we cannot predict whether regulators, including the FDA, will permit the marketing of tobacco products with claims of reduced risk to consumers or whether consumers’ purchase decisions would be affected by such claims, which could affect the commercial viability of any tobacco products that might be developed.

Adjacency Strategy. Altria Group, Inc. and its subsidiaries have adjacency growth strategies involving moves and potential moves into complementary products or processes. We cannot guarantee that these strategies, or any products introduced in connection with these strategies, will be successful.

Tobacco Price, Availability and Quality. Any significant change in tobacco leaf prices, quality or availability could affect our tobacco subsidiaries’ profitability and business. For a discussion of factors that influence leaf prices, availability and quality, see Tobacco Space – Business Environment – Tobacco Price, Availability and Quality.

Key Facilities; Supply Security. Altria Group, Inc.’s tobacco subsidiaries face risks inherent in reliance on a few significant facilities and a small number of significant suppliers. A natural or man-made disaster or other disruption that affects the manufacturing facilities of any of Altria Group, Inc.’s tobacco subsidiaries or the facilities of any significant suppliers of any of Altria Group, Inc.’s tobacco subsidiaries could adversely impact the operations of the affected subsidiaries. An extended interruption in operations experienced by one or more Altria Group, Inc. subsidiaries or significant suppliers could have a material adverse effect on the results of operations and financial condition of Altria Group, Inc.

Attracting and Retaining Talent. Our ability to implement our strategy of attracting and retaining the best talent may be impaired by the decreasing social acceptance of tobacco usage. The tobacco industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, our tobacco subsidiaries may be unable to attract and retain the best talent.

Competition and Economic Downturns. Each of our tobacco and wine subsidiaries is subject to intense competition, changes in consumer preferences and changes in economic conditions. To be successful, they must continue to:

■  promote brand equity successfully;

■  anticipate and respond to new and evolving consumer preferences;

■  develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products;

■   improve productivity; and

■  protect or enhance margins through cost savings and price increases.

The willingness of adult consumers to purchase premium consumer product brands depends in part on economic conditions. In periods of economic uncertainty, adult consumers may purchase more discount brands and/or, in the case of tobacco products, consider lower-priced tobacco products. The volumes of our tobacco and wine subsidiaries could suffer accordingly.

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

Acquisitions. Altria Group, Inc. from time to time considers acquisitions. From time to time we may engage in confidential acquisition negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement. Although we seek to maintain or improve our debt ratings over time, it is possible that completing a given acquisition or other event could impact our debt ratings or the outlook for those ratings. Furthermore, acquisition opportunities are limited, and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms, that we will realize any of the anticipated benefits from an acquisition or that acquisitions will be quickly accretive to earnings.

UST Acquisition. There can be no assurance that we will achieve the synergies expected of the UST acquisition.

Capital Markets. Access to the capital markets is important for us to satisfy our liquidity and financing needs. Disruption and uncertainty in the capital markets and any resulting tightening of credit availability, pricing and/or credit terms may negatively affect the amount of credit available to us and may also increase our costs and adversely affect our earnings or our dividend rate.

Exchange Rates. For purposes of financial reporting, the equity earnings attributable to Altria Group, Inc.’s investment in SABMiller are translated into U.S. dollars from various local currencies based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar against these currencies, our reported equity earnings in SABMiller will be reduced because the local currencies will translate into fewer U.S. dollars.

Asset Impairment. We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by the market conditions noted above, as well as interest rates and general economic conditions. If an impairment is determined to exist, we will incur impairment losses, which will reduce our earnings. For further discussion, see Critical Accounting Policies and Estimates – Depreciation, Amortization and Intangible Asset Valuation.

IRS Challenges to PMCC Leases. The Internal Revenue Service has challenged the tax treatment of certain of PMCC’s leveraged leases. Should Altria Group, Inc. not prevail in any one or more of these matters, Altria Group, Inc. may have to accelerate the payment of significant amounts of federal income tax, pay associated interest costs and significantly lower its earnings to reflect the recalculation of the income from the affected leveraged leases, which could have a material effect on the earnings and cash flows of Altria Group, Inc. in a particular fiscal quarter or fiscal year. For further discussion see Note 22, and Item 3. Legal Proceedings to Altria Group, Inc.’s 2009 Form 10-K.

Wine – Competition; Grape Supply; Regulation and Excise Taxes. Ste. Michelle’s business is subject to significant competition, including from many large, well-established national and international organizations. The adequacy of Ste. Michelle’s grape supply is influenced by consumer demand for wine in relation to industry-wide production levels as well as by weather and crop conditions, particularly in eastern Washington state. Supply shortages related to any one or more of these factors could increase production costs and wine prices, which ultimately may have a negative impact on Ste. Michelle’s sales. In addition, federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. New regulations or revisions to existing regulations, resulting in further restrictions or taxes on the manufacture and sale of alcoholic beverages, may have an adverse effect on Ste. Michelle’s wine business. For further discussion, see Wine Segment – Business Environment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Altria Group, Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on Altria Group, Inc.’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In fiscal 2009, Altria Group, Inc. changed the manner in which it accounts for business combinations and noncontrolling interests as discussed in Note 1. In fiscal 2007, Altria Group, Inc. changed the manner in which it accounts for uncertain tax positions as discussed in Note 2.

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

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

January 28, 2010

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

Management assessed the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2009. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of Altria Group, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2009, Altria Group, Inc. maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has audited the effectiveness of Altria Group, Inc.’s internal control over financial reporting as of December 31, 2009, as stated in their report herein.

January 28, 2010